Form 20-F
period 2005-12-31
Silicon Motion Technology CORP
filed 2006-06-30
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission file number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 20-1, Taiyuan St.,

Jhubei City Hsinchu County 302

Taiwan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value US$0.01 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 122,612,000 ordinary shares, US$0.01 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes ☐    No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filed. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☑ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act):    Yes ☐    No ☑

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Nasdaq” are to the Nasdaq National Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” “our” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation and (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA.

Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the noon buying rate in the City of New York for cable transfers of NT dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the noon buying rate in effect on December 31, 2005, which was NT$32.80 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — If economic conditions in Taiwan deteriorate, our current business and future growth would be adversely affected” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On June 27, 2006, the noon buying rate was NT$32.65 to US$1.00.

The “Glossary of Technical Terms” contained in Annex A of this report sets forth the description of certain technical terms and definitions used in this annual report.

This annual report also contains statistical data and forecasted information that we obtained from industry publications and reports generated by Gartner Dataquest, or Gartner, (Forecast: Electronic Equipment Production and Semiconductors by Application, Worldwide, 2002-2010, Gartner Dataquest, May 2006), and International Data Corporation, or IDC (Worldwide and U.S. Portable Compressed Audio Player 2006-2010 Forecast and Analysis: Portable Music and More, IDC, April 2006; Worldwide Smart Handheld Device 2005-2009 Forecast and Analysis: Passing the Torch, IDC, May 2005; Worldwide NAND Flash Demand and Supply 2006-2010 Forecast and Analysis: With 4Q05- 4Q06 Short - Term Forecast, IDC , April 2006; Worldwide Flash Memory Card 2006-2010 Forecast, IDC, May 2006; and Worldwide PC Camera 2006-2010 Forecast and 2005 Vendor Shares, IDC, March 2006). These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our products, the expected growth of and change in the semiconductor and multimedia consumer electronics industries worldwide, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this annual report. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or multimedia consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. We cannot assure you that we will attain any estimates or maintain profitability or that the assumptions on which they are based are reliable.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this annual report. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

You should read the following information with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The summary consolidated statements of income and cash flow data for the years ended December 31, 2002, 2003, 2004 and 2005 and the summary consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements are prepared in accordance with U.S. GAAP.

We have omitted the selected consolidated financial data as of and for the year ended December 31, 2001. None of our current senior financial managers and accountants was a member of our financial staff in 2001, and as a result, our current senior financial managers and accountants are unfamiliar with the transactions and activities of the company in these periods. In addition, we implemented a new system of internal control, financial management and accounting record keeping in the second quarter of 2001 and this system does not contain the necessary information, data and records for part of 2001. Therefore, we are unable to prepare selected consolidated financial data as of and for the years ended December 31, 2001 without significant additional effort and expense.

	Year Ended December 31,
	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	456,874	915,070	2,166,727	2,686,492	81,906
Cost of sales	366,236	424,668	1,274,410	1,342,749	40,937

Gross profit	90,638	490,402	892,317	1,343,743	40,969

Operating expenses:
Research and development	107,504	203,646	238,485	373,548	11,389
Sales and marketing	52,593	125,680	141,136	157,278	4,795
General and administrative	38,230	69,262	103,303	129,141	3,937
Amortization of intangible assets	8,048	24,145	17,758	4,501	137
Impairment of intangible assets (1)	—	54,143	11,718	—	—
In-process research and development	310,813	—	—	—	—
Restructuring charge	10,170	—	—	—	—

Total operating expenses	527,358	476,876	512,400	664,468	20,258

Operating income (loss)	(436,720)	13,526	379,917	679,275	20,711

Total non-operating income (expenses)	10,477	2,512	21,187	36,082	1,099

Income (loss) before income taxes	(426,243)	16,038	401,104	715,357	21,810
Income tax (benefit) expense	9,573	(94,405)	133,101	42,055	1,282

Net income (loss)	(435,816)	110,443	268,003	673,302	20,528

Weighted average shares outstanding:
Basic	66,752	96,901	103,878	114,083	114,083

Diluted	66,752	96,901	103,878	116,015	116,015

Earning (loss) per share:
Basic	(6.53)	1.14	2.58	5.90	0.18

Diluted	(6.53)	1.14	2.58	5.80	0.18

Earning (loss) per ADS(2):
Basic earnings per ADS	(26.12)	4.56	10.32	23.61	0.72

Diluted earnings per ADS	(26.12)	4.56	10.32	23.21	0.71

(1)	In 2003 and 2004 we determined that impairment of our intangible assets occurred as a result of a significant decline in expected net sales from new consumer products such as broadband Internet video phones, car navigation systems, and Tablet PCs. As the development and market for these products did not materialize, the forecasted sales and cash flows were significantly reduced.
(2)	Each ADS represents four ordinary shares.

	As of December 31,
	2003	2004	2005	2005
	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	763,545	727,165	1,581,993	48,231
Other current assets	459,634	1,324,343	2,341,402	71,386
Working capital	976,767	1,339,418	3,292,041	100,368
Long-term investments	7,195	3,142	15,954	486
Property and equipment, net	52,610	65,657	83,734	2,553
Intangible assets, net	38,080	6,843	—	—
Other assets	41,281	39,887	65,048	1,983
Total assets	1,362,345	2,167,037	4,088,131	124,639
Total liabilities	253,754	718,804	638,346	19,462
Total shareholders’ equity	1,108,591	1,448,233	3,449,785	105,177

	Year Ended December 31,
	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(53,973)	128,322	234,703	539,008	16,433
Net cash provided by (used in) investing activities	(31,492)	9,706	(263,101)	(1,011,935)	(30,852)
Net cash provided by (used in) financing activities	12,353	268,562	(3,081)	1,278,868	38,990
Depreciation and amortization	19,541	28,210	21,734	23,906	729
Capital expenditures	(3,018)	(13,996)	(36,409)	(42,708)	(1,302)

Exchange Rate Information

We conduct our business primarily in Taiwan and our revenues and expenses are primarily denominated in NT dollars. This annual report contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this annual report were made at a rate of NT$32.80 to US$1.00, the noon buying rate in effect as of December 31, 2005. The noon buying rate as of May 31, 2006 was NT$31.99 to US$1.00. We make no representation that any NT dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between NT dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
	NT$ per US$
	High	Low
December 2005	33.56	32.80
January 2006	32.59	31.83
February 2006	32.65	31.97
March 2006	32.62	32.28
April 2006	32.54	31.90
May 2006	32.13	31.28

The following table sets forth the average noon buying rates between NT dollars and U.S. dollars for each of the periods indicated, calculated by averaging the noon buying rates on the last day of each month of the periods shown.

Average Noon Buying Rate
NT$ Per US$
2001	33.91
2002	34.53
2003	34.40
2004	33.27
2005	32.16

Risk Factors

Risks Related to Our Business

We have sustained losses in the past and cannot guarantee profitability in the future.

Although we have been profitable since the second quarter of 2003, we cannot assure you that we will remain profitable in the future. A variety of factors may cause our operating results to decline and financial condition to worsen, including:

•	competitors offering comparable products at cheaper prices;

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry and other reasons;

•	decreases in demand for multimedia consumer electronics products into which our semiconductor solutions are incorporated;

•	superior product innovations by our competitors;

•	rising costs for raw materials;

•	changes in our management team and other key personnel; and

•	increased operating expenses relating to research and development, sales and marketing efforts and general and administrative expenses as we seek to grow our business.

As a result of these and other factors, we could fail to achieve our revenue targets or experience higher than expected operating expenses, or both. As a result, we cannot assure you that we will remain profitable in the future.

The loss of a significant customer or a reduction in orders from such a customer could adversely affect our operating results.

We are dependent on a small group of customers for a substantial portion of our sales. Power Digital Card, or PDC, was our largest customer in 2003 and 2004, accounting for approximately 29% and 22% of our net sales in 2003 and 2004, respectively. However, in 2005, PDC became our sixth largest customer and accounted for only 6% of our net sales. Macrotron Systems, our eighth and third largest customers in 2003 and 2004 respectively, accounted for 3% and 13% of our net sales in 2003 and 2004 respectively. In 2005, Macrotron Systems became our eighth largest customer, accounting for only 5% of our net sales. We started direct sales to Lexar Media in 2004, which became our second and fourth largest customer in 2004 and 2005, respectively, and accounted for 14% and 7% of our net sales in 2004 and 2005, respectively. We believe that a substantial portion of our sales to PDC and Macrotron Systems are included in Lexar Media’s products and that such indirect sales and our direct sales to Lexar Media amounted to between 30% to 35% of our net sales in 2004 and between 20% and 26% of our net sales in 2005. In 2003, 2004 and 2005, our three largest direct customers accounted for approximately 48%, 49% and 26% respectively, of our net sales. We expect that we will continue to depend on a relatively limited number of customers for a substantial portion of our net sales and our ability to maintain good relationships with these customers will be important to the ongoing success of our business. We cannot assure you that the revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Our failure to meet the demands of these customers could lead to a cancellation or reduction of business from these customers. In addition, loss, cancellation or reduction of business from, significant changes in scheduled deliveries to, or decreases in the prices of products sold to, any of these customers could significantly reduce our revenues and adversely affect our financial condition and operating results. Moreover, any difficulty in collecting outstanding amounts due from our customers particularly customers who place large orders, would harm our financial performance. In addition, if our relationships with our three largest customers are disrupted for any reason, it could have a significant impact on our business.

Our limited operating history may not serve as an adequate basis to judge our future prospects and operating results.

We have a limited operating history with respect to our current business, which may not provide a meaningful basis on which to evaluate our business or future prospects. Although our sales have grown rapidly in recent years, we incurred net losses prior to the second quarter of 2003. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated sales growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	maintain our current, and develop new relationships with customers;

•	manage our expanding operations and product offerings, including the integration of any future acquisitions;

•	maintain adequate control of our expenses;

•	attract, retain and motivate qualified personnel;

•	protect our reputation and enhance customer loyalty; and

•	anticipate and adapt to changing conditions in the semiconductor industry and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We expect our operating results to fluctuate from quarter to quarter, which may make it difficult to predict our future performance and could cause the market price of our ADSs to fluctuate.

Our quarterly sales and operating results are difficult to predict and have in the past, and will likely in the future, fluctuate from quarter to quarter.

Since our products are primarily used in multimedia consumer electronics products, our business is subject to seasonality, with a tendency toward increased sales in the third and fourth quarters of each year, when our customers place orders in anticipation of year-end demand for consumer electronics products, and lower sales in the first and second quarters of each year. Moreover, we are also subject to the highly cyclical nature of the semiconductor industry.

Our quarterly operating results could be affected by a number of other factors, including:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

These factors, as well as our recent rapid growth, make it difficult for us to assess our future performance. Any variations in our quarter-to-quarter performance may cause the market price of our ADSs to fluctuate. In addition, as a result of these fluctuations, our operating results in the future may be below the expectations of public market analysts or investors, which would likely cause the market price of our ADSs to decline. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.

We may not be able to sustain our current growth rates, and even if we do maintain them, we are susceptible to many challenges relating to our growth.

We have experienced significant growth in the scope and complexity of our business. Our net sales grew from approximately NT$456.9 million in 2002 to approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 and to approximately NT$2,686.5 million (US$81.9 million) in 2005. This growth has placed and will continue to place a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures. In particular, the success of our goal to penetrate the MP3 market is highly contingent on the viability of our strategy and the success of our growth plans. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers, sales and marketing personnel and financial and information technology personnel;

•	implement additional and improve existing administrative, financial and operations systems, procedures and controls;

•	continue to enhance our manufacturing and customer resource management systems;

•	continue to expand and upgrade our core semiconductor design and software development capabilities;

•	manage multiple relationships with foundries, distributors, suppliers and certain other third parties; and

•	manage our financial condition.

Our success also depends largely on our ability to anticipate and respond to expected changes in future demand for our products. In the event the timing of our expansion does not match market demand, our business strategy may need to be revised, and there could be delays in our roll-out of new products, which may adversely affect our growth and future prospects. If we over-expand and demand for our products does not increase as we may have projected, our financial results will be materially and adversely affected. However, if we do not expand, and demand for our products increases sharply, our business could be seriously harmed because we may not be as cost-effective as our competitors due to our inability to take advantage of increased economies of scale. In addition, we may not be able to satisfy the needs of our current customers or attract new customers, and we may lose credibility and our relationships with our customers may be negatively affected. Moreover, if we do not properly allocate our resources in line with future demand for particular products, we may miss changing market opportunities and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to successfully sustain our current growth rate or that we will be able to manage our growth in the future.

Industry standards and demands in the multimedia consumer electronics market are continuously and rapidly evolving, and our success depends on our ability to anticipate and meet these changes and trends.

In order to remain competitive in the future, we must ensure that our products meet continuously evolving industry standards and are compatible with rapidly changing customer requirements. If our products do not keep pace with evolving industry standards or if our products are not in compliance with prevailing industry standards for an extended period of time, we could be required to invest significant time, effort and funds to redesign our products to ensure compatibility with relevant standards. If we are slow to anticipate changing trends and respond to such charges in a timely manner, we could miss opportunities to capture potential customers and we could lose our existing market share or existing customers. Currently, our primary products are controllers used in flash memory devices. If new models for storing digital media are developed that compete with flash memory technology or render it obsolete and if we are not able to shift our product offerings accordingly, demand for our products would likely decline and our business would be materially and adversely affected.

In addition, we may not have sufficient financial resources to fund all of the required research to develop future innovations and meet changing industry standards. Moreover, even if we have adequate financial resources, our future innovations may be outpaced by competing innovations. As a result, we may lose customers and significant sales, and our business and operating results may be materially and adversely affected.

If demand for our products declines in the major end markets that we serve, our selling prices and our overall sales will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end markets that we serve and price attractiveness. A vast majority of our sales revenue is derived from customers who use our semiconductor solutions in portable digital media devices, such as MP3 players, smart phones, digital cameras and PDAs. Any significant decrease in the demand for portable digital media devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential consumer electronics products as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of portable digital media devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products, reduce our manufacturing costs to offset expected declines in average selling prices or maintain a high capacity utilization rate, our gross margin will continue to decline, which could have a material and adverse effect on our financial condition and operating results.

The highly cyclical nature of the semiconductor industry has produced significant and sometimes prolonged downturns; future downturns could materially affect our operating results.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. For example, the semiconductor industry experienced a downturn beginning in the fourth quarter of 2000 until late 2002. Although the semiconductor industry has been in the process of recovery from the downturn since late 2002, any future downturns could significantly reduce our sales or our profitability for a prolonged period. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. As a result, we may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our customers’ end products, our revenues could be adversely affected.

In 2004 and 2005, some of our customers indicated that they were unable to acquire enough flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased manufacturing capacity for flash memory since then. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. According to IDC, the demand for flash memory cards is expected to rise rapidly through 2008. Because flash memory is a key component of most of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer semiconductor solutions from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

A failure to accurately forecast customer demand may result in excess or insufficient inventory, which may increase our operating costs and harm our business.

To ensure the availability of our products for our customers, in some cases we cause our manufacturers to begin manufacturing our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs. If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which could have a material and adverse effect on our financial results. Conversely, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which could also harm our business.

The average selling prices of our products could decrease rapidly.

We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by us or our competitors, competitive pricing pressures and other factors. The semiconductor market is extremely cost sensitive, which may result in declining average selling prices of the components comprising our products. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

We rely primarily on a small number of distributors to market and distribute certain of our products, and if we fail to maintain or expand these sales channels, our revenues would likely decline.

Most of our display controllers are sold through independent distributors. Sales of these products to distributors generate a significant amount of our revenues. Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Because not all of our distributors are required to make a specified minimum level of purchases from us, we cannot be certain that they will sell our products on a priority basis. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise within our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would have a material and adverse effect on our financial results.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. The competition for such personnel, particularly technical personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. These technical personnel are required to refine the existing hardware system and application programming interface and to introduce enhancements in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior management or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as our overall growth.

In addition, if any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and SMI, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan due to uncertainties involving the Taiwan legal system.

We may be unsuccessful in developing and selling new products or in penetrating new markets required to maintain or expand our business.

Our revenue growth has been primarily from sales of our semiconductor solutions. Our future success depends, in part, on our ability to develop successful new semiconductor solutions in a cost-effective and timely manner. We continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. The development of our semiconductor solutions is highly complex, and successful product development and market acceptance of our products depends on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly and test capacity;

•	the ability of our foundries to achieve high manufacturing yields for our products;

•	our ability to transition to smaller manufacturing process geometries;

•	the quality, price, performance, power efficiency and size of our products and those of our competitors;

•	our management of our indirect sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

We cannot assure you that we will be able to develop and introduce new or improved products in a timely and cost-effective manner, that the products we introduce will generate significant revenues or that we will be able to accurately anticipate or respond to future market trends.

We may not be able to deliver our products on a timely basis if our relationships with our suppliers, our semiconductor foundries or our assembly and test subcontractors are disrupted or terminated.

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Two outside foundries, UMC, in Taiwan, and SMIC, in China, currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. We do not have long-term agreements with any of these foundries and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries can allocate capacity to the production of the products of their other customers and reduce deliveries to our manufacturing logistics partners on short notice or increase the price they charge us. It is possible that other foundry customers that are larger and better financed than we are, or have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need for our products. In addition, interruptions to the wafer manufacturing processes caused by a natural disaster or human error could result in partial or complete disruption in supply until we are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our products could significantly delay our ability to ship our products and potentially have negative effects on our relationships with existing customers and our results of operations. In addition, if our subcontractors terminate their relationships with us, we would be required to qualify new subcontractors, which could take as long as six months, resulting in unforeseen operations problems, and our operating results may be materially and adversely affected.

If the foundries that provide us with the products for our operations do not achieve satisfactory yield or quality, or if the assembly and testing services fail us in the quality of their output, then our revenue, operating results and customer relationships will be affected.

The manufacture of semiconductors is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield. In some situations, such deviations may cause production to be suspended. The foundries that manufacture our semiconductors have from time to time experienced lower than anticipated manufacturing yields, including yields for our semiconductors, typically during the production of new products or architectures or during the installation and start-up and ramp-up of new process technologies or equipment. If the foundries that manufacture our semiconductors do not achieve planned yields, our product costs could increase, and product availability would decrease.

After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield which involve our quality assurance team working closely with pertinent subcontractors in the various phases of the assembly and testing processes. We also emphasize a strong supplier quality management practice through which our quality assurance team pre-qualifies our manufacturing suppliers and subcontractors. However, despite our efforts to strengthen supplier quality management, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and test subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

Failure to protect our proprietary technologies or maintain the right to certain technologies may negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries, such as China, where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it would be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control transactions.

We currently have more than 40 patents. We also have 42 patent applications pending in four countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

As technology is an integral part of our design and product, we have, in the past, received communications alleging that our products infringe or misappropriate certain intellectual property rights held by others, and may continue to receive such communications in the future. We are currently involved in an intellectual property dispute with O2Micro International Limited. See “Our Business — Legal Proceedings.” If any third party were to make valid intellectual property infringement or misappropriation claims against us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	stop selling products that contain allegedly infringing technology;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

If our products are found to infringe or misappropriate third-party intellectual property rights, we may be subject to significant liabilities and be required to change our manufacturing processes or products. This could restrict us from making, using, selling or exporting some of our products, which could in turn materially and adversely affect our business and financial condition. Our failure to develop non-infringing technologies or license intellectual property rights in a timely and cost-effective manner could materially and adversely affect our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of management.

Failure to achieve and maintain technological leadership in our various multimedia consumer electronics markets could erode our competitiveness and cause our profits to decrease.

The consumer electronics market and the semiconductor components used in such market are constantly changing with increased demand for improved features such as low power or smaller size. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced semiconductor solutions on competitive terms. If we are unable to maintain the ability to provide advanced semiconductor solutions on competitive terms, some of our customers may buy semiconductor solutions from our competitors instead of us. To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. Furthermore, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our platforms until the multimedia consumer electronics market is ready to accept them. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in our operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory surplus and obsolescence. Our failure to do so could have a material and adverse effect on our operating results. Furthermore, failure to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others could erode our competitive position.

Development of new platforms and products may require us to obtain rights to use intellectual property that we currently do not have. If we are unable to obtain or license the necessary intellectual property on reasonable terms or at all, our product development may be delayed, the gross margins on our planned products may be lower than anticipated and our business and operating results would be materially and adversely affected.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the market place.

We face competition from a large number of competitors in each of our targeted areas. We currently compete with other companies that produce flash card controllers, primarily Cypress, Genesys, Hyperstone AG, Incomm, Panasonic, Phison, Renesas, Samsung, SanDisk, Silicon Storage Technology, Skymedi, Toshiba and

USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For audio, graphics and imaging SoC products, we compete with Actions Semiconductor, ATI, NVIDIA, PortalPlayer, SigmaTel, Sunplus and Telechips. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so.

The multimedia consumer electronics market, which is a principal end market for our products, has historically been subject to intense price competition. In many cases, low-cost, high-volume producers have entered the markets and driven down profit margins. If a low-cost, high-volume producer should develop products that compete with our products, our sales and profit margins would suffer.

Our principal subsidiary, Silicon Motion, Inc., is based and operates in Taiwan; we derive a substantial majority of our revenues from direct or indirect sales to non-U.S. customers and have significant foreign operations, which may expose us to foreign exchange risks.

A portion of our capital expenditures for our sales operations are denominated in currencies other than NT dollars, primarily U.S. dollars, but also, to a lesser extent, Japanese Yen, Renminbi and Euros. A significant portion of our sales are denominated in U.S. dollars, in addition to NT dollars. Therefore, we are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar, the Renminbi and the Euro. In 2004, the U.S. dollar devalued 3% against the NT dollar, based on the average of daily exchange rates. The devaluation in 2004 hypothetically lowered our operating income by approximately 5%-6%. The value of the U.S. dollar increased slightly in 2005 versus the NT dollar, but any significant unfavorable fluctuation in the future could potentially increase our operational costs and may have a material and adverse effect on our financial condition and operating results.

Our products must meet exacting specifications and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk and risks of indemnification against defects in our products.

Our products are complex and may contain undetected hardware or software defects or failures, especially when first introduced or when new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and materially affect our customer relations and business reputation. If we deliver products with errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify some of our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our intellectual property indemnification practices may adversely impact our business.

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of intellectual property infringement in circumstances where our products are a factor in creating the customer’s or these third-party providers’ infringement exposure. This practice may subject us to significant indemnification claims by our customers and our third-party providers. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 compression standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. In the contracts under which we distribute semiconductor products, we generally have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property. In some of our licensing agreements, we have agreed to indemnify the licensor against losses arising out of or related to our conduct or services. We cannot assure you that additional claims for indemnification will not be made or that these claims would not have a material and adverse effect on our business, operating results or financial condition.

Major earthquakes, fires or other natural disasters and resulting systems outages may cause us significant losses.

Our principal executive offices and a significant part of our operations are based in Taiwan. Many of our suppliers, providers of semiconductor manufacturing services for us, including semiconductor foundries and primary subcontractors for the assembly and testing of our products are located in Taiwan.

Taiwan is particularly susceptible to earthquakes. For example, in September 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. Although earthquakes and other natural disasters in Taiwan have not caused serious damages to us, if we, our suppliers, providers of semiconductor manufacturing services and primary subcontractors are affected by an earthquake or other natural disasters, such as typhoons, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have a material and adverse effect on our financial condition and operating results.

The manufacturers of our semiconductors use highly flammable materials such as alcohol, acetone, photo resistance, AsHs and pH3, in the manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire. The risk of explosion and fire associated with these materials cannot be completely eliminated. Semiconductor companies experience explosion and fire damage from time to time. If any of their fabs were to be damaged or cease operations as a result of an explosion or fire, it could reduce their manufacturing capacity. Such a reduction in the manufacturing capacity of our manufacturers could disrupt the production schedule of our products thereby causing us to miss orders from our customers, which will in turn have a material and adverse effect on our business and operating results.

The recurrence of a severe acute respiratory syndrome outbreak or an outbreak of avian influenza or other outbreaks could materially and adversely affect our operating results and financial conditions.

In early 2003, China and certain other areas in Asia experienced an outbreak of severe acute respiratory syndrome, or SARS. In addition, in the spring of 2004, China had several reported cases of deaths caused by SARS. A general downturn in most Asian economies accompanied the outbreak.

In 2003, an outbreak of avian influenza affected bird and poultry populations in countries throughout Southeast Asia and other parts of Asia, including China, Hong Kong and Japan. Avian influenza resulted in human deaths in Vietnam and Thailand. Any recurrence of SARS, avian influenza or other outbreak may have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closure of our offices, the sickness or death of our key officers and employees and a general slowdown in the economies of China, Hong Kong and Taiwan, among other countries where we have operations.

Our inability to achieve and maintain effective internal control over financial reporting could negatively impact our business, our results of operations and the market price of our ADSs.

Beginning next year, SEC rules implementing Section 404 of the Sarbanes-Oxley Act of 2002will require us to include in our Annual Reports on Form 20-F a report by our management on our internal control over financial reporting that contains our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, our independent auditor must attest to and report on management’s assessment. We expect to incur additional costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements associated with our public company reporting requirements that we did not incur as a private company.

Our management could potentially conclude that our internal controls over financial reporting are not effective. Even if our management concludes that our internal controls are effective, our independent auditor may disagree with management’s assessment. Alternatively, our independent auditor may decline to attest to our management’s assessment or may issue an adverse opinion if its interpretation of the requirements differs from our or it is otherwise dissatisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed. Any of these possible scenarios could cause investors to lose confidence in the reliability of our consolidated financial statements, which could result in a decline in the market price of our ADSs. Moreover, if we fail to maintain acceptable internal control over financial reporting, fail to implement required new or improved controls, or experience difficulties in their implementation, our business and operating results could suffer, we could fail to meet our reporting obligations, and the market price of ADSs could decline as a result.

Political, Regulatory and Economic Risks

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

Our principal executive offices, a majority of our employees and a significant amount of our research and development and operations are based in Taiwan. In addition, two of our primary third party manufacturers, UMC and SMIC, are located in Taiwan and China, respectively. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between the Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National Peoples’ Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

The relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could also have a material and adverse effect on the financial condition of the two primary foundries that manufacture most of our semiconductors. One of the foundries, UMC, is located in Taiwan, and the other, SMIC, is located in China. Such relations between Taiwan and China and other factors could also have a material and adverse effect on the financial condition of SPIL, ASE and King Yuan Electronics Co., Ltd., our primary subcontractors for the assembly and testing of our products, which are also located in Taiwan. In addition, any expansion or development of our research and development team in China could be restricted or jeopardized, and our sales and marketing performance may be affected.

If economic conditions in Taiwan deteriorate, our current business and future growth would be adversely affected.

The currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation in recent years. The Central Bank of China, which is the central bank of Taiwan, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$31.99 on May 31, 2006, based on the noon buying rates published by the Federal Reserve Bank of New York. Any change in the value of NT dollars could have a material and adverse effect on the value in foreign currency terms of our ADSs and any dividends payable by us.

In addition, Taiwan’s banking and financial sectors have been seriously affected by the general economic downturn in Asia and Taiwan in recent years, which has caused an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all, should we need additional capital to expand our business.

Our business depends on the support of the Taiwan government, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwan government has been very supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwan government. For example, under the Statute for Upgrading Industries of Taiwan, we are granted tax credits by the Taiwan Ministry of Finance at rates set at certain percentages of the amounts utilized in qualifying research and development costs and in qualifying employee training expenses. If such tax credits cannot be utilized in the fiscal year in which the relevant costs or expenses were incurred, they may be carried forward for up to the next four years. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include 5-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the new share offerings received in 2002, 2003 and 2004 to fund eligible research and development projects. In the first quarter of 2005, SMI Taiwan received certain requisite consents or approvals for tax exemptions. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Principal Factors Affecting Our Results of Operations – Provision for income taxes” for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

If we are unable to satisfy the conditions set by the Investment Commission of the Taiwan Ministry of Economic Affairs, or the IC, the effectiveness of the share exchange leading to the establishment of our current corporate structure could be challenged by the ROC government authorities.

Our current corporate structure is established as a result of a share exchange between us and the shareholders of SMI Taiwan. Approval from the IC was sought and successfully granted for the share exchange. However the IC granted the approval on condition that SMI Taiwan must firstly, apply for at least five patents in each of 2005, 2006 and 2007, secondly, employ between 15 to 20 research and development engineers in each of 2005, 2006 and 2007, and finally, maintain research and development expenditures in the amount of at least NT$100 million (US$3.0 million) in each of 2005, 2006 and 2007. We are required to submit to the IC SMI Taiwan’s annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of those three conditions within four months after the end of each of 2005, 2006 and 2007. To the extent that we are unable to satisfy any of those three conditions, the IC may revoke our rights of repatriation of profits to be distributed by SMI Taiwan or rescind its approval of the share exchange. This would have an adverse effect on our corporate structure and consequently, materially and adversely affect our ability to conduct our business.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

SMI Taiwan (formerly Feiya Technology Corporation) was incorporated on April 8, 1997 and its shares were approved for public issue in Taiwan in December 1999.

SMI USA was incorporated in California in November 1995.

In August 2002, Feiya Technology Corporation acquired SMI USA and changed its name from “Feiya Technology Corporation” to “Silicon Motion, Inc.” To facilitate the acquisition:

•	Crane Technology, Inc., or CTI, a Delaware corporation, was formed to become a holding company for SMI USA;

•	one of the then shareholders of Feiya Technology Corporation sold certain shares in Feiya to CTI;

•	Crane Acquisition Corporation, or CAC, a California corporation and a wholly-owned subsidiary of CTI then merged with and into SMI USA and in the process the separate corporate existence of CAC ceased and SMI USA continued as the surviving corporation and became a wholly-owned subsidiary of CTI;

•	in the merger, the shareholders of SMI USA received cash or shares of CTI and became holders of all outstanding shares of CTI;

•	prior to the merger, CTI purchased shares of SMI Taiwan from SMI Taiwan and a then shareholder of SMI Taiwan; and

•	subsequent to the merger, SMI Taiwan purchased from CTI all of the outstanding shares of SMI USA held by CTI after the merger.

The entire transaction was accounted for under the purchase method of accounting with Feiya as the acquirer such that Feiya issued 25.4 million shares of Feiya common stock in exchange for 100% of the outstanding shares of SMI USA preferred stock. As each share of outstanding common stock of SMI USA was repurchased by SMI USA and cancelled prior to the merger, Feiya also issued 18.5 million shares of its common stock to former employees or their designees, directors and former common shareholders of SMI USA. The purchase consideration was NT$610 million (US$18.6 million) and was determined using a per share price of NT$13.7 for Feiya common stock which was determined to be the fair value of the shares at the date of consummation of the merger.

SMI Taiwan’s common shares had been traded on the Emerging Stock Board of the Taiwan GreTai Securities Market (formerly known as the Taiwan Over-the-Counter Securities Exchange), or Taiwan OTC, since

June 27, 2003. Trading of SMI Taiwan’s common shares on the Emerging Stock Board ceased on April 18, 2005. On January 27, 2005, Silicon Motion Technology Corporation was incorporated in the Cayman Islands. On April 25, 2005, SMI Taiwan became a wholly-owned subsidiary of Silicon Motion Technology Corporation through a share exchange, which was approved at a shareholders’ meeting of SMI Taiwan on March 7, 2005, with no dissenting shareholders. According to the resolutions adopted by such shareholders meeting of SMI Taiwan, one common share of SMI Taiwan would be exchanged for one ordinary share of Silicon Motion Technology Corporation. The share exchange was conducted under the Business Mergers and Acquisitions Law of Taiwan. Under such share exchange, the issued shares of SMI Taiwan were acquired by Silicon Motion Technology Corporation, which issued 105,412,000 ordinary shares to the shareholders of SMI Taiwan. The Investment Committee, or IC, of the Ministry of Economic Affairs of Taiwan on April 12, 2005, approved our acquisition of 105,412,000 common shares of SMI Taiwan in the share exchange, and on April 14, 2005, approved the acquisition by Taiwan shareholders of SMI Taiwan of 81,145,807 ordinary shares of Silicon Motion Technology Corporation. Acquisition of ordinary shares of Silicon Motion Technology Corporation by non-Taiwan shareholders of SMI Taiwan is not subject to prior approval of the IC.

On July 5, 2005, we completed an underwritten initial public offering of 4,300,000 ADSs, representing 17,200,000 of our ordinary shares. Our ADSs have been traded on the Nasdaq National Market since June 30, 2005.

Our corporate group chart is set out below. We conduct our business primarily through our subsidiary in Taiwan.

Overview

We are a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. Our semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

We sell our semiconductor solutions to leading original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, worldwide. Our controllers serve as the critical enabling component of mobile storage products sold by companies such as Lexar Media, Samsung, Sony and STMicroelectronics. In addition, our multimedia SoCs are also important components of products that are sold by companies such as Casio, Foxconn, Hewlett-Packard, Hitachi, Intel, NEC, Panasonic, Sharp, Siemens and Sony.

We believe we have built our business into a leading supplier of controllers for mobile storage products. In addition, we believe that we hold a significant advantage over our competitors due to our ability to provide high-performance semiconductor solutions that support the broadest portfolio of flash memory devices and comply with all major industry standards for flash-based storage products. For example, our SM264 SD controller enables SD cards to be compatible with nearly all types of host devices with SD slots and also supports over 20 types of NAND flash memory.

We have experienced rapid growth in our net sales. Our net sales grew from approximately NT$456.9 million in 2002 to approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million (US$81.9 million) in 2005, representing a compound annual growth rate, or CAGR of approximately 81%. We believe that because of our ability to provide adaptable, universally compatible semiconductor solutions and architectures, we have been able to expand into additional portable digital media devices such as audio SoCs and image processors. We have derived significant additional sales from products such as low-power multimedia display processors used in embedded graphics applications. Our net sales from multimedia SoCs were NT$402.1 million (US$12.3 million) in 2005.

Our presence in Asia and our customer-driven engineering focus allow us to closely monitor our manufacturing sources for quality, as well as align our operations with the outsourcing trend of our customers. Our Asia-based operations provide us with access to a highly educated engineering work force and a competitive cost structure. For the year ended December 31, 2005, our cost of sales and our operating expenses represented approximately 50.0% and 24.7%, respectively, of our net sales. Our net income increased by approximately 151% from approximately NT$268.0 million in 2004 to approximately NT$673.5 million (US$20.5 million) in 2005.

Prior to our acquisition of SMI USA in August 2002, we were primarily a manufacturer of complete systems products and whole memory devices, such as CF Cards, card readers, USB 1.1 flash drives, memory disk modules and PCMCIA adaptors. These products were gradually phased out beginning in 2002.

Industry Overview

According to Gartner, the consumer electronics equipment market is expected to grow from approximately US$224 billion in 2003 to approximately US$281 billion in 2010, representing a CAGR of approximately 3%. Semiconductors perform a variety of critical functions within consumer electronics devices such as data processing, information storage and signal conversion and processing. According to Gartner, the use of semiconductors in consumer electronics equipment during 2003 to 2010 is expected to rise from approximately US$29 billion to approximately US$54 billion in 2010, representing a CAGR of approximately 9%, which is significantly higher than the overall growth rate of the consumer electronics market. The demand for higher performance consumer electronics, in particular, is expected to drive the need for a variety of semiconductors used in digital media devices, including flash controllers, graphics processors and other SoCs.

The expansion of digital media devices in recent years beyond traditional desktop computer systems has included the introduction of a variety of handheld devices such as mobile handsets, PDAs, portable digital music players, DSCs and DVCs. According to IDC, worldwide shipments for compressed audio players are expected to grow from approximately 101 million units in 2005 to approximately 153 million units in 2010, representing a CAGR of approximately 9% and smart handheld device shipments are expected to increase from approximately 31 million units in 2004 to approximately 175 million units by 2009, representing a CAGR of approximately 41%.

Each of these products requires a storage solution with a combination of functionalities including high storage capacity, small form factor, high reliability and low power consumption. These requirements can be fulfilled through flash memory based storage products to store and process digital media content. NAND flash memory is the leading form of flash used for storage in these consumer devices and requires a flash controller to access the stored digital media content such as video, audio, graphics and imaging that are essential to the function of the digital media device. According to IDC, worldwide shipments for NAND flash units are expected to grow from approximately 376 million units in 2003 to approximately 3.2 billion units in 2010, representing a CAGR of approximately 36%.

Currently, some of the key factors driving digital media semiconductor development include:

Proliferation of digital media content. Advances in digital technology have enabled audio, photo and video content to be digitized, transmitted, stored and catalogued. As the accessibility of digital media content continues to proliferate, demand has increased for a range of new digital consumer devices that incorporate semiconductor solutions, such as MP3 players, PC cameras, car navigation systems and broadband video phones. Due to the proliferation of these devices, consumers will demand the ability to create, store, exchange and play back more digital media content than ever before.

Greater storage capacity and advances in storage technologies. As technology advances, more and more memory-intensive applications have been developed to cater to consumer demands. For example, the resolution of consumer DSCs has increased from approximately one megapixel to eight megapixels or greater. Correspondingly, greater capacity is required to store the increasingly larger size of digital photo collections, personal digital audio libraries and digital movies. Flash memory is the predominant memory medium to store such increasing digital media content.

Demand for greater content accessibility and mobility. Consumers are increasingly using portable devices to compute and exchange data, enjoy music, take pictures and video, and communicate with each other. In addition, consumers demand and expect convenient access to their digital media collection at any time. Developments in high-speed wired and wireless connectivity protocols, such as USB, FireWire, WiFi, WiMAX, Bluetooth® and wireless LAN, facilitate the ease in which digital media devices are able to connect to other systems to share and exchange content.

Demand for small-size, low-power solutions. Advances in technology have led to the design of mobile devices with increasingly smaller form factors. Furthermore, consumers demand portable devices that facilitate prolonged use. An important element of reliability and prolonged use is efficiency in power usage, thereby facilitating extended battery life.

Challenges Facing the Market

OEMs are under increasing pressure from consumers to produce portable digital media devices that are small, lightweight, power-efficient, reliable and cost-effective. Additionally, consumers are demanding additional storage and processing capabilities from each new generation of digital media devices. While OEMs can offer built-in, large-capacity memory devices for all portable digital media devices, consumers have various needs for memory technology and capacity due to cost and other considerations. Mobile storage media offer a convenient way for consumers to customize their memory needs without adding unnecessarily to the cost or size of digital media devices. Controllers are thus playing an increasingly important role as OEMs seek to improve performance and reduce the cost of their portable digital media devices or mobile storage media.

Growing variety of industry standards and storage technologies. Protocol standards for each type of digital media device vary greatly among different manufacturers and, in some cases, even by the same manufacturer. In addition, digital storage devices currently use a variety of storage architectures, including different types of flash memory and process technologies. With an increasing number of digital media devices, including MP3 players, smart phones, DSCs and DVCs, PC cameras, and PDAs, the controller has assumed the role of the critical link between the portable digital media device and consumers’ access to stored content. The controller’s function is to act as a gateway facilitating the information flow between the protocol standard used by a host device and the storage architecture used by each digital storage medium held within the host device.

Ability to efficiently access and utilize digital media content. The use of today’s digital media devices, as well as the ability of such digital media devices to store increased amounts of content, has led to a consumer demand for products that allow for the efficient use of multiple functions and the ability to easily access, categorize and transfer digital media content. Flash controllers serve as the critical link between the flash memory components in the storage media and the host device, and as a result, the capability of the controller within the flash memory-based storage product determines the speed and efficiency with which consumers can access content on their portable digital media devices. As digital media content becomes increasingly larger and more complex in scope, the industry will continue to look for controllers that can process information on a faster and more efficient basis.

Mobile low-power solutions. As portable digital media devices continue to proliferate, manufacturers are increasingly focused on delivering products with increased power efficiency, as improved power efficiency can extend battery life significantly. In addition, environmental and energy-saving concerns have also increased the demand for low-power devices. The increased demand for lower power systems has led to portable digital media device OEMs and ODMs to look for semiconductor solutions that facilitate these features as well.

Desire for comprehensive system solutions. Due to rapidly changing consumer demands, shortened product cycles and intensive competition, digital media device OEMs and ODMs are under increasing pressure to timely introduce to market differentiated products that incorporate the latest technology. As a result, they increasingly prefer to work with semiconductor component vendors that can provide comprehensive semiconductor solutions consisting of hardware, firmware and software. The ability to provide comprehensive semiconductor solutions represents a significant competitive advantage.

Our Strengths

We believe we are a leading provider of controllers for flash memory-based storage products. Our controllers enable access and retrieval of stored digital content for use in consumer electronics devices. In addition, we provide multimedia SoCs that function as controlling or processing units within the digital media device as well as graphic and imaging solutions.

Key elements of our strengths include:

Universal compatibility. We believe one of our key competitive advantages is our ability to provide one universally adaptable solution that is compatible with the wide range of protocol standards used by portable digital media devices on the one hand, and the storage architectures used for digital content on the other hand. Our semiconductor solutions allow each mobile storage medium to be interoperable with what we believe to be the maximum number of protocol standards. For example, our SM264 SD controller enables SD cards to be compatible with nearly all types of host devices with SD slots and also supports over 20 types of NAND flash memory. As a result, we believe that, by using our semiconductor solutions, manufacturers who provide mobile storage media can provide their customers with the greatest compatibility with a wide range of devices.

Complete hardware and software solution. We leverage our modular design architecture in both hardware and software to allow us to quickly penetrate markets and expand our customer base. Our in-system-programming enables the use of software to control, specify and modify some functions of a chip instead of requiring a complete hardware redesign and remanufacture of the entire chip as product requirements change. The ability to incorporate a suite of customized software applications provides compatible, portable, reusable and scalable capabilities to our products.

Proximity to the electronics supply chain. In recent years, OEMs have migrated toward outsourcing the manufacture, and increasingly, the design, of their products to ODMs and fabless companies based in lower cost areas in Asia, in particular to countries such as Taiwan and China. As a result, the supply chain for portable digital media devices has also migrated to Asia. Our presence in Asia allows us to take advantage of this trend. In particular, we have offices in China, Japan and Taiwan that support one or more of the functions of sales, after-sale support, research and development, and operations, allowing us to respond quickly to our customers’ demands and needs. Our manufacturing is outsourced to foundries in Taiwan and China, which aligns our logistical operations with those of our customers. For these reasons, we believe that we hold a significant advantage over our competitors in the Americas and Europe.

Customer-driven solutions. We work closely with our customers to understand their needs and product road maps. This enables us to develop solutions that address customers’ exact needs and new product requirements and features. We seek opportunities to differentiate ourselves from our competitors by providing innovative solutions that offer customers significant value compared to other available solutions. Our approach offers significant advantages to customers, including broad compatibility, high performance, small form factor and low power consumption.

Our Strategy

Our objective is to be the leading supplier of controller and software solutions for mobile storage products and multimedia SoCs for digital media devices. We intend to accomplish our objective by continuing to provide products that are universally compatible, highly efficient and require minimal power consumption. We intend to achieve our objective through the following strategies:

Provide innovative, universally compatible solutions that connect the growing number of digital media devices. The increasing variety of digital media devices being offered has resulted in a growing variety of industry standards linking the different protocol standards used by digital media devices and different storage architectures. We intend to take advantage of this trend by producing products that effectively control and process the flow of data to be used universally in various devices to unify the growing variety of industry standards. We plan to continue to design and produce products that are not only customized for specific customers but also are compatible and applicable to a broader base of customers within the consumer market. We believe the universal compatibility aspect of our products gives us a competitive advantage in terms of crucial time-to-market efficiency over the solutions provided by our competitors.

Maintain our leadership position in the flash controller market. We believe that we have built a leadership position in the market through our unified design and architecture that is able to interface with the different protocol standards and storage architectures used by a variety of products. We are an active participant in major industry associations such as MultiMediaCard Association, or MMCA, and SD Card Association, or SDCA. We intend to leverage our leadership position in the industry to continue to work with industry-leading customers in order to gain insight into market trends and facilitate the introduction of new products suited to our customers’

needs, as well as continue to provide controllers that are accepted by a large number of protocol standards and storage architectures. In addition, our leadership position offers us the benefits of critical mass and economies of scale that we believe allow us to offer multimedia display processors with higher cost-efficiencies than those offered by our competitors.

Focus on the high growth consumer and digital media market. We intend to target the high growth consumer market by focusing on the growing digital and mobile markets. The digitization of data has created a need for increased storage and access to the transfer and usage of digital media devices. We aim to identify trends in the rapidly evolving consumer market, so that we may leverage our design expertise in order to determine the feasibility of entering new and emerging markets as well as to introduce new products and to leverage current design techniques.

Continue to invest in research and development. We have invested and will continue to invest in research and development in order to solidify our market leadership position. Through these investments, we have developed an intellectual property portfolio that we are able to apply to new products and markets. We are also migrating to smaller geometry process technologies as advanced as 0.16 micron in the design and manufacture of our products. In addition, the experience and expertise of our engineering team give us a competitive advantage in meeting the growing demand for power-efficient, high-performance products by our customers.

Continue to leverage on our strategic and customer relationships. We have strategic relationships with customers and leading industry participants including ASE, Hynix, Intel, Lexar Media, Microsoft, NEC, Renesas (a joint-venture between Hitachi and Mitsubishi), Samsung, SMIC, SPIL, STMicroelectronics and UMC. These strategic relationships allow us to obtain access to a diverse field of technologies with minimal internal development costs. Strategic and manufacturing partners ensure our products are designed and produced in accordance with an outsourcing model and produced with specifications required by us and our customers.

Expand our customer and geographic base. We plan to be the leading supplier of controllers and multimedia SoCs to our existing customers, and to secure new customers in emerging high growth markets. Our focus is to maintain customer relationships by providing superior service and support not only in Asia but also globally by serving our customers’ global supply chains. In addition, we plan to expand the penetration of our products, which are compatible with and applicable to a broad base of customers in different markets, and within customers in different markets.

Continue to provide differentiated, cost-competitive products to customers. Our fabless business model and operations in low-cost regions allow us to maintain an efficient cost structure. We plan to continue to leverage this advantage to provide customers with cost-effective solutions and compete effectively with our competitors. Our operations in Asia allow us to stay in close proximity to many of our customers and partners, which enables us to gain deep visibility into customer needs and market trends as well as the ability to define product road maps with industry leading companies. We plan to continue to provide customers with differentiated, value-added products faster and cheaper than our competitors.

Our Products

Our key products are briefly described below:

Mobile Storage Products

Product	Application	Part Number	Past/ Anticipated Mass Production Date	Key features	End Market Application
	CF	221 222 223	2003/Q2 2005/Q4 2006/Q3

Flash memory card controller supports:

•      industrial standard interfaces, such as CF, SD, MMC Card, xD-Picture and Memory Stick for NAND flash memory

•      in-system-programming capability, therefore enabling firmware update for better compatibility without silicon change

•      FastMDC and QuickWrite technology

•      CPRM for SD Card

•      high-speed SD/MMC cards

•      flexible flash memory configuration

•      both 8 bit and 16 bit flash interfaces and 1.8V low voltage devices

					Flash cards for DSCs, mobile phones, PDAs, PC notebooks, camcorders, DVD players, and other portable devices

		263	2005/Q2

Flash memory controller	MMC	265 267	2005/Q4 2006/Q3

		264	2004/Q4

	SD	266	2005/Q3

		268	2006/Q3

	xD-Picture	290	2006/Q3

	MS Pro Adaptor	281	2006/Q2
	USB 2.0 UFD	321 324	2005/Q1 2005/Q3

High speed USB 2.0 flash disk controller:

•      complies with USB specification v2.0 and USB mass storage class specification v1.0

•      supports in-system-programming

•      supports flexible flash memory configuration and file management

•      integrates serial bus interfaces

					UFD
USB 2.0 controller		330	2005/Q1

High speed USB 2.0 card reader controller:

•      supports wide range of industrial standard memory cards, such as SD version 1.1, MMC version 4.1, MS Duo/Pro and CF PIO5/6 mode cards

•      supports these operating systems: Windows XP/2000/Me/98/98SE, Mac OS 9/X, Linux Kernel 2.4

					Card reader
	Card reader	331	2006/Q3	High speed USB 2.0 card reader controller: • supports SD version 2.0, MMC version 4.2, MS Duo/Pro • supports three operating systems: Windows XP/2000/Me/98/98SE, Mac OS 9/X, Linux Kernel 2.4

		332	2006/Q2	High speed USB 2.0 plus SD/MMC interface dual interface flash disk controller	UFD+SD/MMC

Multimedia SoCs

Product	Application	Part Number	Past/ Anticipated Mass Production Date	Key Features	End Market Application
Portable audio SoCs	MP3 controller	340	2005/Q2

Single-chip flash-based MP3 controller supports:

•      high quality digital audio decoder IC for MP3/WMA formats

•      USB 2.0 high speed data transfer for flash media

•      FM, card host interface and digital voice recording

•      external LCM/OLED and high-quality audio codec-in-system-programming and flexible UI and key pad setting

					MP3 player - flash base
		350	2006/Q2

Single-chip micro HDD-based MP3 controller supports:

•      high quality digital audio decoder/encoder IC for MP3/WMA/AAC format with DRM version 10

•      high-speed USB 2.0 data transfer to HDD and JPEG picture viewing capability to TFT and TV

•      FM, card host, and digital voice recording

					MP3 player - micro HDD base
Multimedia display processors	Graphics	501 712 721 722	2004/Q1 2000/Q4 2000/Q3 2001/Q3

Multimedia display processor:

•      with acceleration for 2D/3D graphics, dual display, video capture/playback, power management control with ReduceOn® technology and full range of driver support for Win9x/Win2K/WinXP/Linux/QNX/ VxWorks

•      integrates on-chip SDRAM memory with MCM technology

•      provides support for x86 and embedded CPU interface

					Handheld computers, tablet PC, point of sales terminals, Internet appliances, car navigation systems, industrial PC
Image processor	PC camera	370	2005/Q4

Single-chip image processor:

•      supports high-speed USB 2.0

•      supports up to 2.0 megapixels CMOS image sensor

•      integrates with color process engine, JPEG compression, AC-Link/IIS audio interface.

•      provides auto-focus engine and control

•      is video class version 1.0 compliant

•      uses 3.3 V single power supply and requires no external memory

					Notebook PC camera, PC camera, mobile phone camera

Mobile Storage Products

We offer a wide range of semiconductor solutions for the mobile storage products including:

Flash memory controllers. We believe we offer the broadest line of high-performance controllers for all major flash memory based storage products. These storage products are high-capacity, solid-state, non-volatile flash memory devices that comply with industry standards, including MMC, SD cards, miniSD cards, CF cards and Memory Stick standards.

Our proprietary IC design methodology, strong firmware capability, proprietary assembly techniques and comprehensive testing procedures enable us to offer controllers that have significant competitive advantages with respect to compatibility, speed, connectivity and cost. We believe that our controllers are compatible with the majority of flash memory currently being produced by different flash memory IC manufacturers, and support the majority of current flash memory card standards. Based on our proprietary QuickWrite technology, our controllers can achieve a maximum write speed of 20 megabytes per second, which significantly outperforms competing products. Our technology, FastMDC, enables ultra high performance flash memory access time and high reliability of data storage. Our flash memory controllers are also designed to allow flexible flash memory configuration through both hardware and firmware. Our flash memory controller ICs are manufactured using standard CMOS processes at 0.35 micron and 0.18 micron.

USB 2.0 flash disk drive controllers. We believe that our USB 2.0 flash disk drive controller has the best performance in two-channel flash memory configuration. This low-power consuming controller supports almost all kinds of existing NAND-type flash memory. Asynchronous or synchronous serial data interfaces are integrated into the controller to support the companion chip. The controller also integrates USB 2.0 PHY, SIEs, high-speed 80C511-compatible micro controllers with scratchpad and program SRAM.

Our USB 2.0 flash disk drive controllers significantly increase memory data transfer rates while reducing the overall system cost by offering a manufacturing-ready turnkey solution to our customers. Our ICs are manufactured using CMOS processes at 0.25 micron and 0.16 micron.

USB 2.0 card reader controllers. The SM330 is a highly integrated, flexible application USB 2.0 multi-interface flash card reader controller that supports USB 2.0 high-speed transmission to almost all kinds of memory cards. In particular, it supports new memory card standards such as SD version 1.1, MMC version 4.1, MS Duo/Pro and CF PIO5/6 mode cards.

The SM331 is a highly integrated USB 2.0 flash card reader controller that supports USB 2.0 high-speed transmission to SD 2.0, MMC version 4.2 and MS Pro cards. SM331 is ideal for applications such as single slot card readers in a very small form factor.

Multimedia SoCs

We offer a wide range of semiconductor solutions for multimedia SoCs, including:

Portable audio SoCs. Our portable audio SoCs are highly-integrated, battery-optimized ICs designed to decode compressed audio files such as MP3 files and WMA files into audible sound. We offer portable audio SoCs for both flash memory-based and hard drive-based portable audio players.

Our flash memory-based product, the SM340, is a single chip, low-power solution for high-performance digital audio with flash media card interface. The product is based on a highly efficient and low-power DSP architecture and integrates an audio decoder with a high-performance DSP, ADPCM record capability and a high-speed USB 2.0 interface for downloading music and uploading voice recordings. Its programmable architecture supports MP1, MP2, MP3 and WMA digital audio standards. Our high integration, low pin count design enables us to maintain competitive advantages in both performance and cost. Our portable audio SoC products are manufactured using CMOS processes at 0.18 micron.

SM350 product line. Our SM350 product is a single chip, low-power solution for hard drive-based portable audio players. It features high-performance digital audio and JPEG image decoding. It also supports Microsoft’s Windows Media DRM version 10. A built-in, highly efficient DSP performs JPEG decode and MP3/WMA decode and encode functions, which enables the SM350 to play photo slide shows and background music simultaneously. The internal microprocessor controls input storage devices, such as NAND flash, CF, SM, SD, MMC, Memory Stick/Memory Stick Pro, xD picture, and IDE.

The SM350 integrates industry-standard serial interfaces, AC-Link and I2S to interface with an external audio codec. A USB 2.0 device interface allows high speed data transfer between a PC and attached storage devices. In addition, I2C, SPI and GPIO’s are available for user-friendly control interfaces. The products are manufactured using CMOS processes at 0.18 micron.

Multimedia display processors. Our Lynx and Cougar family of high-performance and low-power 2D/3D display controllers integrate a graphics engine and embedded memory. These products support a variety of microprocessors, operating systems and reference platforms for mobile multimedia, automotive and embedded applications. These mobile applications require low power and small form factors. Our display controllers’ embedded technology specifically addresses these needs.

Based on our DualMon technology, our display controllers can drive two separate displays using one controller. This saves on costs as well as board estate. Our ReduceOn® technology enables intelligent power management which algorithmically varies the clock and power to functional units based on system needs to significantly reduce average operating power usage. End-users can thus use the mobile devices for longer periods without a reduction in performance.

The SM501 is designed to accelerate graphics and video and provide the I/O functions required in mobile multimedia consumer electronics devices such as multimedia phones. The key features of our multimedia SoCs include a high-performance 2D and video acceleration with low-power consumption, a direct CPU bus interface for embedded CPU and graphics bus interfaces, support for up to 64 megabytes of dedicated graphics memory for different price and performance points, integrated I/O for lower system cost and smaller form factors, a flexible memory configuration and displays to LCDs, CRTs or TVs with flexible configurations.

Image processors. SM370 is a single chip image controller for USB 2.0 PC camera solutions. It supports CMOS image sensors of up to 2.0 megapixels. SM370 integrates the color process engine, JPEG compression, AC-Link/IIS audio interface and high-speed USB 2.0 device controller. SM370 integrates USB transceivers, SIEs and command decoders which are fully compliant with USB 2.0/1.1. Therefore, SM370 also supports all legacy PC systems equipped with USB 1.1 host interfaces.

Our Customers

Our direct and indirect customers include manufacturers, OEMs and ODMs of major flash memory-based storage products as well as portable digital media devices. Many of our customers in turn sell brand name consumer electronics products that include our solutions. For our flash card and UFD controller, our worldwide customers include companies such as Lexar Media, Samsung, Sony and STMicroelectronics. For our multimedia products, our worldwide customers include Intel, NEC, Sharp, Siemens and Sony. For the year ended 2005, our three largest customers individually accounted for approximately 11%, 8% and 8% of our net sales, respectively. Our top 10 customers in 2005 accounted for approximately 62% of our net sales.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent distributors. We have direct sales personnel in Taiwan and the United States. Our direct sales force is divided into two groups that focus on retail and OEM and ODM opportunities, respectively. Approximately 74% of our sales in 2005 were attributable to our direct sales force while the remainder was attributable to independent distributors. As of December 31, 2005, we had 47 persons on our sales and marketing team, including 30 in Taiwan and 6 in the United States, and 11 persons on our after-sales support team in China, Japan, Korea and Germany. We intend to increase our sales efforts in order to expand our OEM and ODM customer base.

Our marketing group focuses on our product strategy, product road map, new product introduction process, demand assessment and competitive analysis. Our marketing group is responsible for promoting our products and solutions by actively participating in industry tradeshows and technical conferences, and maintaining close contact with our existing customers to assess demand and keep current with industry trends. We seek to work with potential and existing customers early in their design process in order to best match our products to their needs. We also provide field application support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products.

We are also actively involved in both the MMCA and the SDCA, which enable us to keep abreast of the latest developments in our sector and promote our brand name. Our marketing group works closely with our sales and research and development groups to align our product development road map with the interests of our customers, both existing and potential. Our marketing group also works with our sales team to identify new business opportunities.

Research and Development

We devote a significant amount of resources in research and development to broadening and strengthening our portfolio of product offerings. Our engineering team has expertise in system architecture, IC design, digital and mixed-signal design and software engineering. As of December 31, 2005, we had 40 patents in China, Japan, Taiwan and the United States, with approximately 131 full-time engineers focused in our research and development efforts and technical services support. These included 27 engineers in application-specific integrated circuits, 15 in systems engineering, 36 in firmware, 12 in software, 41 in laboratory and the rest in digital signal processing, computer-aided design, place and route, applications engineering and product engineering. Our research and development expenses were approximately NT$203.6 million, NT$238.5 million and NT$373.5 million (US$11.4 million) for the years ended December 31, 2003, 2004 and 2005, respectively. We anticipate that we will incur in excess of NT$100 million of research and development expense in each of 2006, 2007 and 2008. Our products-focused engineering offices are located in Hsinchu and Taipei, Taiwan, and San Jose, California. Our research and development efforts in the United States are mostly focused on more complex and higher-end products, while our research and development efforts in Asia are focused on achieving a lower cost design model.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual dies on each wafer are assembled into finished ICs and undergo several stages of testing before delivery to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the research and development efforts of leading manufacturers without the requirement to commit substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.

Wafer fabrication. UMC in Taiwan and SMIC in China are currently our primary foundries that manufacture most of our semiconductors. These foundries currently fabricate our devices using mature and stable CMOS process technology with line-widths of 0.16-, 0.18-, 0.25- and 0.35-micron. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual die, assembled into finished IC packages, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic test equipment. We currently engage companies such as ASE, King Yuan Electronics, SPIL and Youngtek Electronics in Taiwan as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product test and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

Quality and Reliability Assurance. We have designed and implemented a quality assurance system that provides the framework for continual improvement of products, processes and customer service. To ensure consistent product quality, reliability and yield, our quality assurance teams perform reliability engineering, quality control, ISO system development, document control, subcontractor quality management and customer engineering services to closely monitor the overall process from IC design to after-sale customer support. In particular, we rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers and subcontractors are pre-qualified by our quality assurance teams. Our suppliers are required to have a quality management system, certified to ISO 9000 standard. Our operations have been ISO 9001 certified since November 18, 1999.

Competition

The semiconductor industry is characterized by intense competition. Our customers face supply shortages or oversupply, rapid technological changes, evolving industry standards and declining average selling prices.

We currently compete with other companies that produce flash card controllers, primarily Cypress, Genesys, Hyperstone AG, Incomm, Panasonic, Phison, Renesas, Samsung, SanDisk, Silicon Storage Technology, Skymedi, Toshiba and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For audio, graphics and imaging SoC products, we compete with ATI, NVIDIA, PortalPlayer, SigmaTel, Sunplus and Telechips.

Many of our current and potential competitors include many large domestic and international companies that have longer operating histories, greater name recognition, greater ability to influence industry standards, more extensive patent portfolios, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands by faster developing new, cheaper, better performing and patented products that influence and comply with industry standards, and also sell and market these products better than we do. They may also acquire significant market share through existing and new financial strategic relationships amongst themselves. Accordingly, the success of our competitors may adversely affect our future sales revenue. We also expect to face competition in the future from other manufacturers and designers of semiconductors, and innovative start-up semiconductor design companies. Certain of our customers could develop products or technologies internally which are competitive with our products. Other customers could enter into strategic relationships with other semiconductor solutions providers. Any of these actions could replace their need for our products.

We believe, however, that we compete favorably because we provide universally compatible solutions and are able to provide highly cost-effective products.

Intellectual Property

To protect our proprietary rights, we rely upon a combination of copyright, patent and trademark laws, laws relating to protection of other intellectual property rights, trade secrets, and confidentiality agreements with both employees and third parties. All of our employees have executed confidentiality and assignment agreements that assign and transfer any rights they may have over information developed in the course of their employment to us. In addition, prior to disclosing our confidential information and technologies to outside parties, we typically require that the parties enter into a non-disclosure agreement with us.

As of May 31, 2006, we held 14 patents in Taiwan, 19 patents in the United States, four patents in China and three patents in Japan, relating to various flash management and USB application technologies. These patents will expire at various dates from 2007 through 2025. As of May 31, 2006, we also had a total of 15 pending patent applications in Taiwan, 18 in the United States, six in China and three in Japan. In addition, we have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”) as trademarks in Taiwan and the United States and have made application in China and Japan to register the mark.

We typically enter into license agreements with relevant third parties under which we produce our products. Such third parties include intellectual property vendors such as computer aided design tool vendors and software vendors.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We applied for 21 patents in 2005 and intend to apply for at least five patents in each of 2006 and 2007. We may need to enforce our patents or other intellectual property rights, or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources and of our efforts to procure other intellectual property rights. See Item 3 — “Risk Factors — Risks Related to Our Business — Failure to protect our proprietary technologies or maintain the right to certain technologies may negatively affect our ability to compete.”

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2003	2004	2005
Management and administration	22	29	44
Operations	10	9	10
Research and development	44	69	141
Sales and marketing	28	32	47

Total	104	139	242

As of December 31, 2005, we had 242 employees, including 164 in Taiwan, 28 in the United States and 50 in China, Japan, Korea and Germany.

We do not have any collective bargaining arrangements with our employees. We consider our relations with our employees to be good.

In November 2004, SMI Taiwan established an employee share option plan under which SMI Taiwan could issue options in respect of a maximum of 8,000 units, each unit comprising 1,000 common shares in the capital of SMI Taiwan. After the establishment of the plan, options in respect of a total of 4,000 units, or 4,000,000 shares, were issued. Each option is valid for six years and exercisable under a vesting schedule commencing from the second year after issuance. In connection with the share exchange between us and the shareholders of SMI Taiwan that we completed on April 25, 2005, we have agreed to assume these options so that they became options to purchase the equivalent number of our ordinary shares based on the one-for-one ratio in the share exchange. Subsequently on June 3, 2005, the Company amended the Plan such that options under the Plan are granted at an exercise price not lower than the market value of the Company’s ordinary shares at the date of the grant and vest over four years at certain percentages after one year from the date of grant.

SMI Taiwan has a defined pension plan for all regular employees. This plan provides benefits based on the length of services and average monthly salary computed based on the final six months of employment. SMI Taiwan currently makes monthly contributions, equal to 2% of salaries, to a pension fund for its employees. Under the Labor Pension Act of Taiwan, which went into effect beginning July 1, 2005, eligible employees may elect to be subject to the pension mechanism under this act, which would require SMI Taiwan to contribute at least 6% of each employee’s monthly salary.

Facilities

Our headquarters in Taiyuan Science Park, Jhubei City, Hsinchu County, Taiwan, consisting of our finance, human resource, MIS (IT), operations, research and development and management departments, is located in a leased space of approximately 37,500 square feet. We lease the premises under a two-year term lease, expiring February 28, 2008, and a three-year lease, expiring March 15, 2008. We also lease premises in Taipei, Taiwan, which occupies approximately 20,500 square feet under a one-year lease, expiring May 31, 2007; in San Jose, California, under a three-year lease, expiring March 31, 2007, which occupies approximately 19,900 square feet; in Shanghai, China, under a two-year lease, expiring May 7, 2008, which occupies approximately 15,800 square feet; in Shenzhen, China, under a two-year lease, expiring January 14, 2008, which occupies approximately 5,700 square feet; in Shin-Yokohama, Japan, under a two-year lease, expiring March 25, 2007, and which occupies approximately 1,500 square feet; and in Seoul, Korea, under a two-year lease, expiring December 11, 2007, and which occupies approximately 1,060 square feet.

We conduct research and development pertaining to our products at our facilities on the premises at Hsinchu, Taipei and San Jose, California. We implement our sales and marketing initiatives through our sales offices located in Taipei, Taiwan and San Jose, California.

We own commercial property in Sizhi, Taipei, of approximately 6,000 square feet, which is currently not used and which we have leased out as office premises.

We believe that adequate facilities are available to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” included in Item 3 of this annual report.

Overview

We are a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. Our semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

We sell our semiconductor solutions to leading OEMs and ODMs worldwide. Our controllers serve as the critical enabling component of mobile storage products sold by companies such as Lexar Media, Samsung, Sony and STMicroelectronics. In addition, our multimedia SoCs are also important components of products that are sold by companies such as Casio, Foxconn, Hewlett-Packard, Hitachi, Intel, NEC, Panasonic, Sharp, Siemens and Sony.

We believe that we have built our business into a leading supplier of controllers for mobile storage products. In addition, we believe that we hold a significant advantage over our competitors due to our ability to provide high-performance semiconductor solutions that support the broadest portfolio of flash memory devices and comply with all major industry standards for flash-based storage products. For example, our SM264 SD controller enables SD cards to be compatible with nearly all types of host devices with SD slots and also supports over 20 types of NAND flash memory.

We have experienced rapid growth in our net sales. Our net sales grew from approximately NT$456.9 million in 2002 to approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 and to approximately NT$2,686.5 million (US$81.9 million) in 2005, representing a compound annual growth rate, or CAGR of approximately 81%. We believe that because of our ability to provide adaptable, universally compatible semiconductor solutions and architectures, we have been able to expand into additional portable digital media devices such as audio SoCs and image processors. We have derived significant additional sales from products such as low-power multimedia display processors used in embedded graphics applications. Our net sales from multimedia SoCs were NT$402.1 million (US$12.3 million) in 2005.

Our presence in Asia and our customer-driven engineering focus allow us to closely monitor our manufacturing sources for quality, as well as align our operations with the outsourcing trend of our customers. Our Asia-based operations provide us with access to a highly educated engineering work force and a competitive cost structure. For the year ended December 31, 2005, our cost of sales and our operating expenses represented approximately 50.0% and 24.7%, respectively, of our net sales. Our net income increased by approximately 151% from approximately NT$268.0 million in 2004 to approximately NT$673.3 million (US$20.5 million) in 2005.

Prior to our acquisition of SMI USA in August 2002, we were primarily a manufacturer of complete systems products and whole memory devices, such as CF Cards, card readers, USB 1.1 flash drives, memory disk modules and PCMCIA adaptors. These products were gradually phased out beginning in 2002.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. We have achieved significant sales growth since our inception, primarily due to significant increases in the number of semiconductors we have sold, offset partially by the lower average selling prices of each type of semiconductor. We compete primarily in the markets for controllers for flash-based storage products and SoCs. Our products primarily consist of controllers for mobile storage products and multimedia SoCs. Net sales generated by these product groups for the periods indicated were as follows:

	Year Ended December 31,
	2003		2004		2005
	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile storage products(1)	394,644	43	1,865,699	86	2,270,121	85
Multimedia SoCs(2)	418,663	46	285,441	13	402,139	15
Other products(3)	101,763	11	15,587	1	14,232	—

Total	915,070	100	2,166,727	100	2,686,492	100

(1)	Includes flash card controllers and USB 2.0 controllers.
(2)	Includes multimedia display processors and portable audio SoCs. We began shipping our portable audio SoCs in the first quarter of 2005.
(3)	2003 sales included systems products that were discontinued in 2002.

We market and sell our products worldwide through a combination of direct sales personnel focusing on sales to ODMs and OEMs that tend to purchase in higher volumes, as well as through independent distributors focusing on customers that generally purchase in smaller volumes. We have direct sales personnel in Taiwan and the United States. Most of our controllers for mobile storage products are sold to large customers who tend to buy in higher volumes, and therefore we sell most of these products through our direct sales personnel (95% and 83% for the years ended December 31, 2004 and 2005, respectively), with a smaller portion sold through independent distributors (5% and 17% for the years ended December 31, 2004, and 2005, respectively). Most of our multimedia SoCs such as multimedia display processors are sold through independent distributors (87% and 75% for the years ended December 31, 2004 and 2005, respectively), as our multimedia display processors are mainly sold to a broader group of customers who tend to buy in smaller volumes.

In determining whether to sell directly or through distributors, we consider, among other factors, our experience in those particular markets, creditworthiness of customers, our ability to identify customers, extent of volume demand in the market and our ability to provide technical support easily in the market.

For the years ended December 31, 2003, 2004 and 2005, we derived approximately 60%, 59% and 59%, respectively, of our net sales from customers located in Taiwan and approximately 11%, 31% and 19%, respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2003	2004	2005
Country
Taiwan	60%	59%	59%
United States	11%	31%	19%
Others	29%	10%	22%

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year End December 31,
	2003	2004	2005
Currency
U.S. dollars	76%	57%	54%
NT dollars	24%	43%	46%

The length of our sales cycle, from the day purchase orders are received until products are shipped to customers, is dependent on the availability of our product inventories. If we do not have sufficient inventories on hand to meet customer demands, it generally requires approximately three months from the day purchase orders are received until finished goods are manufactured and shipped to customers. This cycle can take up to six months during times when capacity at independent foundries is being fully utilized. The potential delays inherent in the manufacturing process increase the risk that we may not be able to fulfill a customer’s order on time. All of our sales are made by purchase orders. Because our practice, which is consistent with industry practice, allows customers to reschedule orders on relatively short notice, order backlog may not be a good indicator of our future sales.

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as flash-based storage products, MP3 players, PC cameras, smart phones, embedded graphics applications and PC notebooks, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and decreased net sales in the first half of each year. However, our recent rapid sales growth makes it difficult for us to assess the impact of seasonal factors on our business.

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance and occupancy costs paid to third-party manufacturers; and

•	cost of raw materials, for example, DRAM used in our multimedia display processors.

We engage independent foundries for the manufacturing and processing of our semiconductors. Our manufacturing cost is subject to the cyclical supply and demand conditions typical of the semiconductor industry. Our cost per wafer generally fluctuates with the availability of capacity at independent foundries. We expect the cost of assembling and testing of our semiconductors will continue to decline over the next several years as the technologies required for the assembly and testing of our semiconductors become more widely available, which we anticipate will foster greater price competition among a broader array of quality vendors. We believe that our cost of sales is substantially variable in nature, and will likely fluctuate as market conditions in the semiconductor industry change.

Research and development expenses. Our research and development expenses consist primarily of employee salaries and contractor costs, fees paid for the use of intellectual properties and design tools developed by third parties, development cost of software, expenses for the design, development and testing of system architecture, new product or product alternatives, costs for the construction of prototypes, occupancy costs and depreciation on research and development related equipment. We expense research and development expenditures as they are incurred. We expect research and development expenses to increase in future periods in absolute terms as we continue to broaden and strengthen our product portfolio.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of employee salaries and related costs, commissions paid to independent distributors and costs for our advertising and promotional activities. We expect that our sales and marketing expenses will increase in absolute terms over the next several years. However, we believe that as we continue to achieve scale and greater operating efficiencies, our sales and marketing expenses may over time decline as a percentage of our net sales.

General and administrative expenses. Our general and administrative expenses consist primarily of general employee salaries and related costs, insurance premiums, professional fees and allowance for doubtful accounts. We expect that general and administrative expenses will increase in absolute terms in future periods as we continue to expand our operations, and as a result of the increased costs necessary to comply with the legal and regulatory requirements applicable to publicly listed companies in the United States.

Non-operating income and expenses. Our non-operating income and expenses include our gains or losses on the sales of our investment, our interest from deposited cash or short-term investments, our gains or losses on foreign exchange rates, our impairment of any long-term investments, our compensation payment to certain customers for delays in shipment caused by the fire in the subcontractor’s plant, our interest paid on capital leases and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments annually, generally at the end of every fiscal year, and make corresponding adjustments as needed to the value of our long-term investments.

Provision for income taxes. We accrue income taxes at the applicable statutory rates in accordance with the jurisdictions where our subsidiaries are located and as adjusted for certain items including accumulated losses carried forward, non-deductible expenses, research and development tax credits, certain tax holidays, as well as changes in our deferred tax assets and liabilities and related valuation allowance. Furthermore, Taiwan tax regulations require our Taiwan subsidiary to pay an additional 10% tax on unappropriated earnings. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include five-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the share offerings it received in 2002, 2003 and 2004 to fund eligible research and development projects. In the first quarter of 2005, SMI Taiwan received (a) all approvals, including shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2002, which exemptions have become effective as of January 1, 2005; (b) the preliminary approval and shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2003, and (c) the preliminary approval for tax exemptions in connection with research and development projects using funds raised in 2004. We intend to let SMI Taiwan enjoy the tax exemptions in connection with research and development projects using funds raised in 2004. Once all the required governmental approvals and shareholders’ consents are received for particular research and development projects, SMI Taiwan will be entitled to tax exemptions for income derived from products using technologies from such projects for five years, starting from the fiscal year determined by SMI Taiwan in accordance with relevant regulations. With a combination of tax credits and exemptions, we expect our effective tax rate to be lower than the statutory tax rate, so long as we are able to continue to take advantage of the Taiwanese government’s favorable tax policies. See “Risk Factors—Risks Related to Our Business—Our business depends on the support of the Taiwanese government, and a decrease in this support may increase our tax liabilities and decrease our net income” for the risks related to our ability to enjoy favorable tax policies of the Taiwanese government.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to product returns and pricing allowances, allowances for doubtful accounts, inventories, long-lived assets, income taxes, litigation and contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

Our management considers the following factors in reviewing our financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this annual report.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.

Revenue recognition. Revenue from product sales are generally recognized upon shipment to the customer provided that we have received a signed purchase order, the price has been fixed or is determinable, transfer of title has occurred in accordance with the shipping terms specified in the arrangement with the customer, collectability from the customer is considered reasonably assured, product returns are reasonably estimable and there are no remaining significant obligations or customer acceptance requirements.

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. For the years ended December 31, 2003, 2004 and 2005, our allowance for sales returns was approximately NT$18.4 million, NT$16.8 million and NT$18.1 million (US$0.6 million), respectively, representing approximately 2.0%, 1.0% and 1.0% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. During 2005, we incurred actual price adjustments to distributors of approximately NT$4,000 (US$0.1 thousand).

Allowance for doubtful accounts. We record an allowance for doubtful accounts based on our evaluation of the collectability of our accounts receivable. Normal payment terms are provided to customers and apply upon transfer of title. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable due from customers, we categorize accounts receivables and make provisions based on a percentage of each category. We determine these percentages by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers, or economic conditions in general, were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.

As of December 31, 2004 and 2005, our allowance for doubtful accounts was approximately NT$4.8 million and NT$6.0 million (US$0.2 million), respectively, both representing approximately 1.0% of our gross accounts receivables as of those respective dates. We estimate that, in 2005, if we had recorded allowance for doubtful accounts that represented 10.0% of our gross accounts receivables, our operating income would have been 8% lower than what we had reported.

Inventory valuation. We value inventories at the lower of cost or market value which represents the replacement cost for raw materials and net realizable value for finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and provide reserves for inventory on hand in excess of the estimated demand.

Valuation of long-lived assets and intangible assets. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial condition. During 2004 and 2005, we recognized impairment losses of approximately NT$11.7 million and NT$0 million (US$0 million), respectively, on the intangible assets identified for the acquisition of SMI USA. Factors we consider that could trigger additional impairment review relate to operating losses, significant negative industry trends, underutilization of the assets, or significant changes in how we use the assets or our plans for their use.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and to the extent we believe that recovery is not likely, we must establish a valuation allowance. We have provided for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period such determination was made.

Litigation and contingencies. From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business, as well as other matters identified in “Legal Proceedings, Item 8 of this Annual Report.” Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We have been issued patents and may have additional patents in the future; however, we cannot provide assurance that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop corresponding technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringed technology, pay substantial damages under applicable law, cease the use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

We are currently involved in various claims and legal proceedings and have incurred certain costs associated with defending litigation matters. Periodically, we review the status of each significant matter and assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time.

Given the uncertainties associated with litigation, if our assessments prove to be wrong, or if additional information becomes available such that we estimate that there is a possible loss or possible range of loss associated with these contingencies, then we would record the minimum estimated liability, which could have a material and adverse effect on our operations, financial condition and cash flows.

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	46.4	58.8	50.0

Gross profit	53.6	41.2	50.0

Operating expenses:
Research and development	22.3	11.0	13.9
Sales and marketing	13.7	6.5	5.8
General and administrative	7.6	4.8	4.8
Amortization of intangible assets	2.6	0.8	0.2
Impairment of intangible assets	5.9	0.6	—

Total operating expenses	52.1	23.7	24.7

Operating income	1.5	17.5	25.3

Non-operating income (expenses):
Gain on sales of investments—net	0.9	0.5	0.4
Interest income	0.1	0.0	1.0
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss)—net	0.2	0.6	0.1
Impairment of long-term investments	(1.1)	(0.1)	—
Compensation to customers	—	—	(0.3)
Other income (expense), net	0.2	0.0	0.1

Total non-operating income	0.3	1.0	1.3

Income before income taxes	1.8	18.5	26.6
Income tax (benefit) expense	(10.3)	6.1	1.6

Net income	12.1%	12.4%	25.0%

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

Net sales. Our net sales for the year ended December 31, 2005 were approximately NT$2,686.5 million (US$81.9 million) compared to approximately NT$2,166.7 million for the year ended December 31, 2004, an increase of approximately 24%. The increase in our net sales was primarily due to an increase in sales volume from our key products. Net sales from our mobile storage products and multimedia SoCs were approximately 85% and 15%, respectively, of total net sales for the year ended December 31, 2005.

The increase in our sales volume was due to strong demand for our new mobile storage products, including our SM263 and SM264 flash memory controllers and SM321 USB 2.0 flash disk drive controller, and for our multimedia SoCs. The strong demand for our products was due in part to the growing demand for digital media devices that use flash-based storage medium and for MP3 players, combined with what we believe to be our favorable competitive position in the markets that we serve. We believe that our favorable competitive position in the market is primarily due to our ability to deliver products that are universally compatible, highly efficient and require minimal power consumption at competitive cost and to provide comprehensive post-sale support services.

For the year ended December 31, 2005, we shipped approximately 79.4 million units of semiconductors for mobile storage products in total, an increase of approximately 132% from approximately 34.3 million units for the year ended December 31, 2004. Total unit shipment of our multimedia SoCs increased by approximately 299% from 465,000 units for the year ended December 31, 2004 to 1.8 million units for the year ended December 31, 2005.

Cost of sales. Our cost of sales grew to approximately NT$1,342.7 million (US$40.9 million) for the year ended December 31, 2005 from approximately NT$1,274.4 million in 2004. Our cost of sales was approximately 50.0% of our net sales in 2005 compared to 58.8% of our net sales in 2004. Our cost of sales increased as a result of the increased number of semiconductors sold. However, our cost per unit declined as a result of the migration of our manufacturing process technology to smaller geometries which increased the number of dies per silicon wafer and lowered our unit cost, and the fact that a larger percentage of our flash memory controllers were shipped in bare die form, which saved us significant costs associated with packaging.

Gross profit. Our gross margin was 50.0% for the year ended December 31, 2005 compared with 41.2% for the year ended December 31, 2004. Several factors contributed to the increase in gross margin. We migrated our manufacturing process technology to smaller geometries, which increased the number of dies per silicon wafer and lowered our unit cost. A second factor was the shift towards shipping a larger percentage of our flash memory controllers in bare die form. The lack of chip assembly removed a cost component that we had previously passed along to our customers without much mark-up. A third factor was that wafer prices in general were lower in 2005 than in 2004.

Research and development expenses. Our research and development expenses increased to approximately NT$373.5 million (US$11.4 million), or 13.9% of net sales, for the year ended December 31, 2005 from approximately NT$238.5 million, or 11.0% of net sales, for the year ended December 31, 2004. Several factors contributed to the 57% increase in research and development expenses. Salary, benefits, rental and travel expenses grew as we increased our headcount from 69 to 141 employees in our research and development group. Our project expense increased as we continued to invest in new versions of our flash memory controllers and USB 2.0 flash disk drive controllers, portable audio SoCs for MP3 players and image processor for PC cameras. We expect research and development expenses to increase in absolute terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$157.3 million (US$4.8 million), or 5.9% of net sales, for the year ended December 31, 2005 from approximately NT$141.1 million, or 6.5% of net sales, for the year ended December 31, 2004. Our sales and marketing expenses increased by approximately 11% from 2004 to 2005 primarily as a result of increases in salary, benefits and office rental expense arisen from increased headcount as well as higher commission. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to increase the size of our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$129.1 million (US$3.9 million), or 4.8% of net sales, for the year ended December 31, 2005 from approximately NT$103.3 million, or 4.8% of net sales, for the year ended December 31, 2004. Our general and administrative expenses increased by approximately 25% as a result of higher professional fees, primarily as a result of our being a public company, higher travel expense and miscellaneous expenses. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations.

Amortization of intangible assets. Our expense relating to amortization of intangible assets decreased to approximately NT$4.5 million (US$0.1 million) for the year ended December 31, 2005 from approximately NT$17.8 million for the year ended December 31, 2004. This expense was associated with the annual amortization of intangible assets relating to our acquisition of SMI USA in August 2002. Our amortization expense was lower in 2005 as a result of our recognition of impairment charges related to these acquired intangible assets in 2004.

Impairment of intangible assets. The charge for impairment of intangible assets was zero for the year ended December 31, 2005, compared to NT$11.7 million for the year ended December 31, 2004. During the fourth quarter of 2004, we determined that impairment of the intangible asset, developed technology, occurred as a result of a significant decline in expected net sales from the introduction of new consumer products such as broadband Internet video phones, car navigation systems, and Tablet PCs. As the development and market for these products did not materialize, the forecasted revenues and cash flows were significantly reduced. We estimated the undiscounted cash flows taking into account the new information and determined that the carrying value of the developed technology was higher than the estimated cash flows. Accordingly, we reduced the carrying value of the developed technology to the fair value as determined by the estimated discounted cash flows.

Interest expense. Our interest expense decreased to approximately NT$46,000 (US$1,400) for the year ended December 31, 2005 from approximately NT$169,000 for the year ended December 31, 2004. Our interest expense for 2005 decreased as a result of the termination of some capital leases under which we rented some office equipment in our US subsidiary.

Foreign exchange gain. The foreign exchange gain was due to change in exchange rates decreased from NT$13.7 million in 2004 to NT$1.8 million (US$0.1 million) in 2005. This increase is attributable to the weakening of the exchange rate of the NT dollar as compared to the U.S. dollar during the periods.

Interest income. Our interest income increased to approximately NT$26.9 million (US$0.8 million) for the year ended December 31, 2005 from approximately NT$0.6 million for the year ended December 31, 2004. Our interest income increased as a result of increases in our cash and cash equivalent position as well as rising interest rates.

Income tax expense. Our income tax expense decreased to approximately NT$42.1 million (US$1.3 million) for the year ended December 31, 2005 from an income tax expense of approximately NT$133.1 million for the year ended December 31, 2004. Our income tax expense decreased primarily as a result of the five-year tax exemptions for income attributable to expanded production capacity or newly developed technologies, starting in 2005.

Net income. As a result of the foregoing, our net income increased to approximately NT$673.3 million (US$20.5 million) for the year ended December 31, 2005 from approximately NT$268.0 million for the year ended December 31, 2004.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Net sales. Our net sales for the year ended December 31, 2004 were approximately NT$2,166.7 million compared to approximately NT$915.1 million for the year ended December 31, 2003, an increase of approximately 137%. The increase in our net sales was primarily due to an increase in sales volume from our key products, including semiconductors for mobile storage products. Net sales from our mobile storage products and multimedia SoCs were approximately 86% and 13%, respectively, of total net sales for the year ended December 31, 2004.

The increase in our sales volume was due to strong demand for our existing products as well as demand for our newly launched products, offset by a slight decrease in demand for our multimedia SoCs. In particular, our net sales increased during 2004 partially as a result of strong demand for several of our controllers for mobile storage products, including SM261, SM262, and SM320, for which we began mass production and shipment in the latter half of 2003. For the year ended December 31, 2004, we shipped approximately 34.3 million units of semiconductors for mobile storage products in total, an increase of approximately 447% from approximately 6.3 million units we shipped for the year ended December 31, 2003. Total unit shipment of our multimedia SoCs decreased by approximately 13% from 537,000 units for the year ended December 31, 2003 to 465,000 units for the year ended December 31, 2004.

The increase in the sales volume of our products was also due in part to the growing demand for digital media devices with flash-based storage products and MP3 players, combined with what we believe to be our favorable competitive position within that market. We believe that our favorable competitive position in the market is primarily due to our ability to provide products that are universally compatible, highly efficient and require minimal power consumption at competitive cost. The decrease in our sales volume for multimedia display processors was mainly due to a change in the technology used by our notebook and industry PC customers as they moved from our SM7xx family of processors to integrated graphics solutions. With the introduction of SM501 in 2003, we transitioned our multimedia display processors from traditional x86 PC architecture to embedded architecture such as Xscale/MIPS.

In addition, we experienced a decrease in the net sales of our multimedia display processors as a result of lower average selling prices. As we competed against integrated graphics solutions, we introduced a lower cost version of the SM712 and reduced our average selling prices in order to stimulate demand for the product.

Net sales from our largest customer increased by approximately NT$205.5 million, or 77%, to approximately NT$473.7 million during the year ended December 31, 2004 from approximately NT$268.2 million during the year ended December 31, 2003. In addition, two of our other customers significantly increased their purchase volume, as net sales from these two customers reached approximately NT$304.5 million and approximately NT$291.4 million, respectively, during the year ended December 31, 2004 as compared to nil and NT$24.0 million, respectively, during the year ended December 31, 2003.

Cost of sales. Our cost of sales grew to approximately NT$1,274.4 million for the year ended December 31, 2004 from approximately NT$424.7 million in 2003. Our cost of sales was approximately 58.8% of our net sales in 2004 compared to 46.4% of our net sales in 2003. Our cost of sales grew in absolute dollars as a result of the increased number of semiconductors we sold, as well as due to an increase in the manufacturing cost per unit.

The increase in our cost of sales was also attributed in part to a one-time inventory write-off of approximately NT$49.3 million in the fourth quarter of 2004 due to production defects associated with the migration from 0.35 micron to 0.18 micron manufacturing technologies for one of our products, SM264. The defects stemmed from our use of manufacturing process technology offered free of charge and developed by other companies.

Gross profit. Our gross margin was 41.2% for the year ended December 31, 2004 compared with 53.6% for the year ended December 31, 2003. The decrease in gross margin was primarily due to changes in our product mix and decreased blended average selling prices as a result of the declining pricing of older generation products, intensified competition, as well as increased wafer cost in the first half of 2004. However, we intend to offset this pricing erosion in the future by migrating our products to smaller silicon geometries that reduce unit costs.

Research and development expenses. Our research and development expenses increased to approximately NT$238.5 million, or 11.0% of net sales, for the year ended December 31, 2004 from approximately NT$203.6 million, or 22.3% of net sales, for the year ended December 31, 2003. Our research and development expenses increased by approximately 17% from 2003 to 2004. This increase was attributed to an increase from 44 to 69 employees in our research and development group, together with the NT$18.6 million expense related to bonus shares issued to our Taiwan employees as part of their compensation as required by law. In particular, we invested in the research and development of new products such as USB 2.0 card reader controller, portable audio SoCs for MP3 players and image processor for PC cameras. We expect research and development expenses to increase in absolute terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$141.1 million, or 6.5% of net sales, for the year ended December 31, 2004 from approximately NT$125.7 million, or

13.7% of net sales, for the year ended December 31, 2003. Our sales and marketing expenses increased by approximately 12% from 2003 to 2004 as a result of increased costs of NT$6.6 million associated with the expansion of our operations and costs of NT$8.8 million related to bonus shares issued to our Taiwan employees as part of their compensation. During 2004, we established a sales office in Shanghai and increased the number of sales and marketing personnel from 28 to 32 throughout the company. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to increase the size of our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$103.3 million, or 4.8% of net sales, for the year ended December 31, 2004 from approximately NT$69.3 million, or 7.6% of net sales, for the year ended December 31, 2003. Our general and administrative expenses increased by approximately 49% as a result of increased costs due to the expansion of our operations and the increase in the number of employees from 22 in 2003 to 29 in 2004. Our general and administrative expenses included approximately NT$20.0 million and approximately NT$9.2 million for 2004 and 2003, respectively, relating to bonus shares issued to our Taiwan employees as part of their compensation.

We also incurred a one-time expense of approximately NT$4.9 million in 2004 as a result of the preparation for the quotation and trading of SMI Taiwan’s shares on a stock exchange in Taiwan. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations.

Amortization of intangible assets. Our expense relating to amortization of intangible assets decreased to approximately NT$17.8 million for the year ended December 31, 2004 from approximately NT$24.1 million for the year ended December 31, 2003. This expense was associated with the annual amortization of intangible assets relating to our acquisition of SMI USA in August 2002. Our amortization expense was lower in 2004 as a result of our recognition of impairment charges related to these acquired intangible assets in 2003.

Impairment of intangible assets. The charge for impairment of intangible assets amounted to NT$11.7 million for the year ended December 31, 2004, compared to NT$54.1 million for the year ended December 31, 2003. After the impairment charges, the value of our intangible assets were NT$6.8 million and NT$38.1 million, respectively, on December 31, 2004 and December 31, 2003. During the fourth quarter of 2004, we determined that impairment of the intangible asset, developed technology, occurred as a result of a significant decline in expected net sales from the introduction of new consumer products such as broadband Internet video phones, car navigation systems, and Tablet PCs. As the development and market for these products did not materialize, the forecasted revenues and cash flows were significantly reduced. We estimated the undiscounted cash flows taking into account the new information and determined that the carrying value of the developed technology was higher than the estimated cash flows. Accordingly, we reduced the carrying value of the developed technology to the fair value as determined by the estimated discounted cash flows.

The impairment of intangible assets that occurred during 2003 was due to the loss of two significant customers during the fourth quarter. SMI USA had estimated that these two customers accounted for approximately 55% of forecasted sales. Based on our estimated discounted cash flows, as adjusted for the loss of the revenues associated with these two customers, we determined that our trademarks and developed technology were impaired and reduced their carrying values to the respective fair values based on the estimated discounted cash flows. We also reassessed the remaining useful life of the intangibles to be shorter given the maturity of the technology in the product life cycle.

Interest expense. Our interest expense increased to approximately NT$169,000 for the year ended December 31, 2004 from approximately NT$97,000 for the year ended December 31, 2003. Our interest expense for 2004 increased as a result of accrued interest on sales tax and property tax payments of our U.S. subsidiary.

Foreign exchange gain. Our foreign exchange gain, due to change in exchange rates, increased from NT$1.5 million in 2003 to NT$13.7 million in 2004. This increase is attributable to the strengthening of the exchange rate of the NT dollar as compared to the U.S. dollar during the periods.

Interest income. Our interest income decreased to approximately NT$0.6 million for the year ended December 31, 2004 from approximately NT$1.3 million for the year ended December 31, 2003. Our interest income decreased as a result of lower interest rates earned on our cash balances and short-term investments.

Income tax expense. Our income tax expense increased to approximately NT$133.1 million for the year ended December 31, 2004 from an income tax benefit of approximately NT$94.4 million for the year ended December 31, 2003. Our income tax expense increased as a result of the significant increase of our income before income taxes in 2004. Our income tax credits earned in prior years have been mostly utilized in 2003.

Net income. As a result of the foregoing, our net income increased to approximately NT$268.0 million for the year ended December 31, 2004 from approximately NT$110.4 million for the year ended December 31, 2003.

Liquidity and Capital Resources

As of December 31, 2005, we had approximately NT$1,582.0 million (US$48.2 million) in cash and cash equivalents, approximately NT$1,158.0 million (US$35.3 million) in short-term investments and approximately NT$60.0 million (US$1.8 million) in refundable deposits for reserving foundry capacity with our manufacturing partners. We maintain our cash balances in deposits with banks in Taiwan and in money market instruments offshore. Our short-term investments consist primarily of bond funds that are denominated in NT dollars and invested primarily in time deposits and Taiwan government and corporate bonds. As of December 31, 2005, we had an unutilized credit facility of NT$70 million (US$2.1 million) which remains uncommitted, can be used for many purposes and is subject to annual renewal. We believe our existing cash balances and short-term investments, together with cash we expect to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004	2005	2005
	NT$	NT$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	234,703	539,008	16,433

Net cash provided by (used in) investing activities	(263,101)	(1,011,935)	(30,852)

Net cash provided by (used in) financing activities	(3,081)	1,278,868	38,990

Depreciation and amortization	21,734	23,906	729

Capital expenditures	(36,409)	(42,708)	(1,302)

Operating activities.

Our net cash provided by operating activities was approximately NT$539.0 million (US$16.4 million) for the year ended December 31, 2005, an increase of approximately NT$304.3 million over net cash provided by operating activities of approximately NT$234.7 million for the year ended December 31, 2004. Our net cash provided by operating activities increased in 2005 primarily as a result of our higher income from operations, our decreased accounts payable resulting from decreased purchases of inventory and increased income tax payable and was partially offset by increases in our accounts receivable.

Investing activities.

We generally maintain our excess cash in liquid bond funds and money market instruments. Our net cash used in investment activities includes the purchase of bond funds and was approximately NT$1,011.9 million (US$30.9 million) for the year ended December 31, 2005, compared to net cash provided by investing activities of approximately NT$263.1 million for the year ended December 31, 2004. Our net cash used in investing activities in 2005 was primarily a result of our purchases of short-term investments for yield enhancement, increased refundable deposits, purchase of office and lab equipment to support our increased scale of operations, as well as leasehold improvements in our offices in Taiwan and the United States. Our expenditure for capital equipment totaled NT$42.7 million (US$1.3 million) in 2005 and NT$36.4 million in 2004.

Financing activities.

Our net cash provided in financing activities was approximately NT$1,278.9 million (US$39.0 million) for the year ended December 31, 2005, compared to net cash used by financing activities of approximately NT$3.1 million for the year ended December 31, 2004. Proceeds of NT$1,279.1 million (US$39.0 million) was received from the issuance of 122.6 million shares of our common stock at USD$0.01 per share. Such proceeds were used for working capital and funding research and development of new products. Our net cash used in 2005 primarily related to the final repayment of a subsidy loan from the Industrial Development Bureau of the Taiwan government. Under the terms of the agreement, the loan is non-interest bearing and is repayable in eight consecutive quarterly payments beginning April 2003 with the last payment in January 2005.

The fair value of our long-term investments at December 31, 2005 was approximately NT$18.6 million (US$0.6 million). These long-term investments represent our investments in Cashido Corp. and Flash Media Corp. As of December 31, 2004 and 2003, we determined that the decline in the value of our investments in Cashido Corp. and ARCHIC Technology, Inc. was not temporary and therefore recognized a loss on impairment of investments of approximately NT$4.1 million and approximately NT$9.8 million, respectively.

Our investment policy is to manage our investment portfolio to preserve principal and liquidity, while maximizing the return on the investment portfolio through the full investment of available funds. Our investment portfolio is primarily invested in short-term securities to maximize the rate of return and minimize the credit risk, as well as to provide for an immediate source of funds. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not affect our cash flows unless the investments are sold.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2005:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Operating leases	23,418	15,316	8,102	—	—
Capital leases	758	269	489	—	—
Pension	9,315	9,315	*	*	*

Total commitments	33,491	24,900	8,591	—	—

*	Our pension obligation after one year has not been estimated.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Inflation and Monetary Risk

The principal markets for our products have been in Taiwan and the United States and we do not believe that inflation in Taiwan or the United States has had a material impact on our results of operations. The rate of inflation in Taiwan was approximately 0.8%, -0.1%, 1.6%, and 2.3% for 2002, 2003, 2004 and 2005, respectively.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment.” SFAS No. 123R requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period beginning after June 15, 2005. SFAS No. 123R will apply to all awards granted after January 1, 2006, and any prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. We will adopt the provisions of this standard on January 1, 2006. The impact on our net income will include the remaining amortization of the fair value of existing options currently disclosed as in Note 15 to our consolidated financial statements included elsewhere in this annual report and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Change” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. The statement also defines “retrospective application” and “restatement”. The retrospective application of a change in accounting principles is limited to the direct effects of the changes. The Company believes that there is no impact on earnings or financial position of the Company after adopting SFAS No.154.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Executive Officers and Directors

Members of our board of directors are elected by our shareholders. Our board of directors consists of seven directors.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
James Chow	56	Chairman of the Board
Wallace C. Kou	48	President, Chief Executive Officer and Director
Henry Chen	41	Director
Tsung-Ming Chung	57	Director
C. S. Ho	57	Director
Lien-chun Liu	49	Director
Yung-Chien Wang	43	Director
Richard Wei	43	Chief Financial Officer
Ken Chen	45	Vice President, Operations
Frank Chang	40	Senior Director, Research and Development

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

James Chow has served as the Chairman of our board of directors since April 22, 2005 and as the Chairman of the board of directors of SMI Taiwan since March 2002. Mr. Chow became the Chairman of Concord Financial Co., Ltd. in July 1993. Concord Financial Co., Ltd. is a venture capital firm and one of our significant shareholders. Since May 2003, Mr. Chow has also served as the Chairman of Waffer Technology Corporation, a manufacturer of magnesium alloy products in Taiwan. Mr. Chow received an MBA from Columbia University.

Wallace C. Kou, President, Chief Executive Officer, Director

Mr. Kou, our President and Chief Executive Officer, joined our board of directors on April 22 2005. He has served as the President and Chief Executive Officer of SMI Taiwan since August 2002. He is responsible for our overall strategy and management. Mr. Kou founded SMI USA in 1996. Prior to founding SMI USA, Mr. Kou was the Vice President and Chief Architect at the Multimedia Products Division of Western Digital Corporation, a company that designs, develops, manufactures and markets hard drives used in desktop computers, servers, digital video devices and satellite and cable set-top boxes. Mr. Kou received a BS in Electrical & Control Engineering from the National Chiao Tung University in Taiwan and an MS in Electrical & Computer Engineering from the University of California at Santa Barbara.

Henry Chen, Director

Mr. Chen joined our board of directors on June 6, 2005. Mr. Chen is the Chairman of Mercuries and Associates, Ltd., a company listed on the main board of the Taiwan Stock Exchange. He was previously the President of Worldsec Capital Management Inc. and had worked for Goldman Sachs offices in New York, Hong Kong and Taipei. Mr. Chen has a BA in International Trade from the National Chengchi University and an MBA from Georgetown University.

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors on June 6, 2005. Mr. Chung currently serves as the Chairman and Chief Executive Officer of Dynapack International Technology Corp, a leading provider of battery packs for notebook computer and other handheld devices. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. He also serves as a supervisor of Far East International Bank and Taiwan Cellular Corp. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University.

C. S. Ho, Director

Mr. Ho joined the board of directors on June 6, 2005. He currently serves as the chairman and Chief Executive Officer of SiPix Group, an electronic paper company. He also serves as Chairman of the Computer Skills Foundation in Taiwan. From 1989 to 1995, Mr. Ho served as Chairman of the Taipei Computer Association and from 1991 to 1995 as Chairman of Southeast Asia Information Technology Organization. Mr. Ho is the founder and a general partner of PTI Ventures. Prior to founding PTI Ventures, from 1974 to 1997 he founded and served as Vice Chairman of MiTAC Group. During his tenure at MiTAC, Mr. Ho built the company to an NT$8 billion conglomerate by supplying a wide variety of products to the IT industry, including PCs and peripherals, servers and systems, telecom and data-com equipment, systems integration, software, distribution, computer education, and publications. Mr. Ho received his BS in Electrical Engineering from the National Taiwan University.

Lien-Chun Liu, Director

Ms. Liu joined our board of directors on June 6, 2005. Ms. Liu is a research fellow at the Taiwan Research Institute. She also currently serves on the board of supervisors of Concord VIII Venture Capital Co., Ltd and on the board of directors of New Tamsui Golf Course. From 2000 to 2004, she also served on the board of supervisors of China Television Corp. Ms. Liu has a BA from Wellesley College and a JD from Boston College Law School.

Yung-Chien Wang, Director

Mr. Wang joined our board of directors on June 6, 2005. Mr. Wang has more than 18 years of working experience in the human resource and legal services industry. Mr. Wang has been a consultant of Professional Trust Co., Ltd., a human resource consulting firm in Taiwan since August 1998 and is currently its Vice President. Mr. Wang has a law degree from Fu Jen Catholic University in Taiwan.

Richard Wei, Chief Financial Officer

Richard Wei was appointed as our Chief Financial Officer in April 2005. Prior to joining us, Mr. Wei served as Chief Financial Officer of KongZhong Corporation from February 2004. Mr. Wei served as the Chief Financial Officer of ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004, and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research analyst at Lehman Brothers Asia from 1996 to 2000, a research analyst at Morgan Stanley from 1994 to 1996 and a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM from 1985 to 1991. Mr. Wei holds an MBA from Cornell University and a BS degree in Computer Science from the Massachusetts Institute of Technology.

Ken Chen, Vice President, Operations

Mr. Chen has served as our Vice President in charge of operations since November 2003. Mr. Chen has over 20 years of manufacturing and operation experience in the semiconductor industry. He has been involved in the management of supply chain and virtual manufacturing systems including wafer fabrication, mask tooling, assembly and testing. Mr. Chen previously served in management positions at Faraday Technology and UMC. He joined us in 2003. Mr. Chen holds a BS degree in Industrial Engineering from Chung Yuan Christian University and an MS degree in Industrial Engineering and Engineering Management from the National Tsing Hua University, Taiwan.

Frank Chang, Senior Director, Research & Development

Mr. Chang has served as our director of research and development since August 2002. Mr. Chang manages the research and development department in our Hsinchu headquarters. Mr. Chang has more than 14 years of experience in the chip design industry. He was previously a project manager of firmware development at Holtek, a well-known design house of consumer chips. Mr. Chang has a BS in Electrical Engineering from the National Changhua University of Education.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of the independent registered public accounting firm, overseeing our accounting and financial reporting processes and the audits of our financial statements, and pre-approving audit and permissible non-audit services provided by the independent registered public accounting firm. Messrs. Tsung-Ming Chung, Henry Chen and Lien-chun Liu are members of our audit committee. Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of the audit committee, is the committee’s “Financial Expert” as required by Nasdaq and SEC rules.

Compensation Committee. The compensation committee’s basic responsibility is to review the performance and development of management in achieving corporate goals and objectives and to assure that our senior executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. Toward that end, this committee oversees, reviews and administers all of our compensation, equity and employee benefit plans and programs. Messrs. Henry Chen and Lien-chun Liu are members of our compensation committee, with Mr. Chen serving as the Chairman of such committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full board of directors candidates for election to the board of directors. Messrs. C.S. Ho, Henry Chen, Lien-chun Liu and Yung-Chien Wang are members of our nominating and corporate governance committee, with Ms. Liu serving as the Chairman of such committee.

Our board of directors has adopted a code of ethics, which is applicable to all of our employees.

We also have established a disclosure committee, which is comprised of certain members of senior management. Pursuant to the disclosure committee’s charter, which was ratified by our board of directors, the disclosure committee is responsible for adopting, evaluating and overseeing our disclosure controls and procedures and internal financial controls.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified. Our articles of association provide that our directors serve for a term of three years, with one-third of the directors subject to reelection at each annual general meeting of shareholders, unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. Five of our seven directors are currently subject to reelection at our next annual general meeting of shareholders. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law and our articles of association allow us to indemnify our directors, secretary and other officers acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, secretary and other officers. Under our memorandum and articles of association, indemnification is not available to any matter in respect of any fraud, dishonesty, willful misconduct or bad faith which may attach to any of them.

Compensation of Directors and Executive Officers

For the year ended December 31, 2005, the aggregate compensation to our directors and senior executive officers was approximately NT$19 million (US$0.6 million). In 2005, we granted options to our executive officers as a group to acquire an aggregate of 1,000,000 ordinary shares and granted options to acquire 30,000 ordinary shares to each of our non-executive directors. The options granted to our executive officers and non-executive directors are subject to the same vesting conditions as our employees.

Service Contracts

We currently do not have service contracts with our directors.

Share-based Compensation Plans and Option Grants

In April 2005, our board of directors and shareholder adopted our 2005 Incentive Plan. The 2005 Incentive Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the 2005 Incentive Plan will not exceed 10,000,000 inclusive of ordinary shares issuable upon exercise of awards previously granted under the Silicon Motion, Inc. Guidelines for Issuance and Subscription of Employee Stock Option, which options we have, subject to the consent of the respective option-holders, agreed to assume in the share exchange (described under “Corporate History and Related Party Transaction — Corporate History”).

The following types of shares issued under the 2005 Incentive Plan may again become available for the grant of new awards under the 2005 Incentive Plan: restricted stock issued under the 2005 Incentive Plan that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the 2005 Incentive Plan that have expired or otherwise terminated without having been exercised in full.

Administration. The board of directors will administer the 2005 Incentive Plan and may delegate this authority to administer the plan to a committee. Subject to the terms of the 2005 Incentive Plan, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to certain limitations, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.

Capitalization adjustments. In the event of a dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our ordinary shares or our other securities, or other change in our corporate structure, the board of directors may adjust the number and class of shares that may be delivered under the 2005 Incentive Plan and the number, class and price of the shares covered by each outstanding stock award.

Changes in control. In the event of a change in control of the company, all outstanding options and other awards under the 2005 Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by award holders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

Amendment and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2005 Incentive Plan at any time. Unless sooner terminated by the board of directors, the 2005 Incentive Plan will terminate pursuant to its terms on April 22, 2015.

Share Ownership

Under U.S. securities law, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

As of May 31, 2006, the following directors and officers held beneficial ownership of ordinary shares in our company.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors
James Chow (1)	2,316,266	1.9
Wallace C. Kou (2)	1,944,194	1.6
Henry Chen	—	—
Tsung-Ming Chung	—	—
Lien-chun Liu	100,000	*
C. S. Ho (3)	173,050	*
Yung-Chien Wang	714,394	*
Richard Wei	—	—
Ken Chen (4)	55,725	*
Frank Chang	100,000	*

*	Less than one percent

(1)	Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which own 1,993,245 and 1,502,535 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 1,809,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 100,000 shares that Mr. Kou has the right to acquire upon the exercise of options.

(3)	Represents 103,050 shares owned by Mr. Ho and 70,000 shares owned by his spouse. Mr. Ho is a director of Gapura Incorporated, Gallery Management Ltd., Direct International Limited and PTI Global Venture Limited, which own 80,000, 339,273, 1,251,200 and 372,500 shares, respectively.

(4)	Represents 50,000 shares owned by Mr. Chen and 5,725 shares owned by his spouse.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of June 26, 2006, there were 123,300,356 of our ordinary shares issued and outstanding. The Bank of New York, the depositary under our ADS deposit agreement, has advised us that as of June 26, 2006, 30,538,017 ADSs, representing 122,152,068 ordinary shares, were held of record by 18 registered holders.

To our knowledge, no shareholder beneficially owns 5% or more of ordinary shares. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights with regard to their ordinary shares with regard to any other holder of our ordinary shares.

Related Party Transactions

There were no related party transactions since the beginning of fiscal year 2005 through the date of this annual report.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-28 of this annual report.

Legal Proceedings

On August 15, 2002, SMI filed an action against two of its former employees and Phison Electronics Corporation, or Phison, with the Taiwan Hsinchu District Court. The complaint alleges that the two former SMI employees who were subsequently hired by Phison, and Phison violated the Business Secret Law and Copyright Law of the ROC for the infringement of certain intellectual property rights to compact flash controller chips owned by SMI. On May 15, 2003, SMI named Winbond Electronics Corporation, or Winbond, as a defendant in the same action. On April 8, 2004, the Taiwan Hsinchu District Court issued a ruling determining that the two former SMI employees, Phison and Winbond did not violate the Business Secret Law and Copyright Law of the ROC. The Taiwan Hsinchu District Court ruling stated that there was sufficient evidence to show that the defendants obtained SMI’s consent to respectively produce and purchase the compact flash controller chips that were the subject of the lawsuit. On May 4, 2004, SMI appealed the Taiwan Hsinchu District Court’s ruling to the Taiwan High Court. The Taiwan High Court is presently conducting the preparatory proceeding prior to the oral argument.

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI with the Taiwan Hsinchu District Court. The request for such preliminary injunction alleges that SMI produced and sold products with embedded digital sound effect control chips that infringed O2Micro’s patent, patent registered number 130953, in Taiwan and asks for an order prohibiting SMI from manufacturing and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. On February 6, 2003, SMI filed an action for a preliminary injunction against O2Micro denying such allegations and requesting O2Micro not to interfere with SMI’s distribution, manufacturing and business operations in relation to the relevant products. A court-appointed appraiser completed a report on December 16, 2004 stating that SMI’s products raised in the case do not infringe O2Micro’s patent. The appraiser’s report has been submitted to the court. O2Micro’ application for a preliminary injunction has thus been dismissed and

O2Micro has appealed this case to the Taiwan High Court on November 28, 2005. On the other hand, SMI’s application for a preliminary injunction is still in process at Taiwan Hsinchu District Court.

On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15 million against SMI with the Taiwan Hsinchu District Court. The application alleges that SMI infringed O2Micro’s patent, patent registered number 130953, in Taiwan. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI’s assets. Upon placing a deposit of NT$15 million, the Taiwan Hsinchu District Court has released the enforcement of the provisional seizure order. The provisional seizure order will be decided as part of the lawsuit discussed in the next paragraph regarding the infringement of patent number 130953 filed by O2Micro against SMI.

On September 24, 2004, O2Micro filed an action against SMI with the Taiwan Hsinchu District Court. The complaint alleges that SMI infringed O2Micro’s patent, Taiwan patent registered number 130953, and O2Micro has requested SMI to cease and desist the tortuous act and a preliminary compensation in the amount of NT$3 million (US$91,000). The case is in the process at the Court up to the date of January 27, 2006.

On January 14, 2004, O2Micro filed for a preliminary injunction against SMI and Microstar, a Taiwan customer of SMI with the Taiwan Panchiao District Court. The request for injunctive relief asks for an order prohibiting SMI and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent, patent registered number 178290, in Taiwan. On May 20, 2004, the Taiwan Panchiao District Court issued a preliminary injunctive order prohibiting SMI and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. SMI has appealed this case to the Taiwan High Court. The Taiwan High Court rejected the appeal on March 10, 2005, and SMI has appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court has vacated the Taiwan High Court Ruling and the case is remanded for further proceedings. The enforcement of such preliminary injunctive order has been withdrawn upon the deposit with the court by SMI of NT$11,506 thousand (US$351 thousand).

On May 1, 2005, SMI incurred a loss on inventory in the possession of subcontractor, Advanced Semiconductor Engineering Inc. (hereinafter referred to ASE Inc.) due to fire, SMI is currently in the claims process with ASE Inc. for an amount exceeding the book value of loss inventory. After consultation with the Company’s outside legal consul, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand (US$1.3 million) of inventory loss, offset by NT$41,226 thousand (US$1.3million) of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand (US$248,000) under non-operating expenses for amounts paid to certain customers for delays in shipment caused by the fire.

On December 12, 2005, SMI filed an action against ASE Inc. with the Taiwan Taoyuan District Court. SMI alleges that ASE Inc. destroyed the wafer which SMI had consigned to ASE Inc. with the OEM Agreement between SMI and ASE Inc., and that ASE Inc. should pay SMI a sum of NT$77,218 thousand (US$2.4 million) for relevant damages above. As of January 27, 2006, the Taiwan Taoyuan District Court is presently conducting the preparatory proceeding prior to the oral argument.

Our management currently believes that the legal proceedings described above, individually or in the aggregate, will not have a material adverse effect on our financial position or operating results. The litigation and other claims noted above, however, are subject to inherent uncertainties and management’s view of these matters may change in the future.

ITEM 9.	THE OFFER AND LISTING

Our ADSs trade on the Nasdaq National Market under the symbol “SIMO.” The depositary for our ADSs is The Bank of New York.

Public trading of our ADSs commended on June 29, 2005. Each ADS represents four of our ordinary shares.

The table below sets forth, for the periods indicated, the high and low prices of the ADSs on the Nasdaq National Market.

	Silicon Motion ADSs Nasdaq National Market
	High	Low
	US$	US$
Most Recent Fiscal Quarters
July 1, 2005 through September 30, 2005	16.32	8.75
October 1, 2005 through December 31, 2005	16.10	11.50
January 1, 2006 through March 31, 2006	17.45	11.03

	High	Low
	US$	US$
Most Recent Six Months
December 2005	13.49	11.50
January 2006	16.59	11.03
February 2006	17.45	14.17
March 2006	14.64	11.95
April 2006	15.05	11.50
May 2006	15.89	13.64

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in our Registration Statement on Form F-1, as amended (Registration Number 333-125673), as filed with the SEC on June 5, 2005.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those described in Item 4: “Information on the Company” or elsewhere in this annual report.

Taxation

United States Federal Income Taxation

The following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder, as defined below, who purchases ADSs and ordinary shares pursuant to this offering. This discussion assumes that investors will hold their ADSs or ordinary shares as capital assets (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special taxation, such as:

•	banks;

•	dealers in securities or currencies; financial institutions; insurance companies; tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons who own 10% or more of our shares;

•	U.S. persons whose “functional currency” is not the U.S. dollar; or

•	Non-U.S. Holders (as defined below).

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below.

A U.S. Holder considering an investment in our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is a U.S. person. A U.S. person is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of ADSs or ordinary shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

If a partnership or limited liability company treated as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the tax treatment of a partner or member will generally depend on the status of the partner or member and the activities of the partnership or limited liability company. A partner of a partnership or a member of a limited liability company holding ADSs or ordinary shares is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.

ADSs. In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Deposits and withdrawals of ordinary shares in exchange for ADSs will not be subject to U.S. federal income taxation.

Distributions on ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, the gross amount of the distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADSs, or ordinary shares. Subject to the exceptions discussed below, a qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States.

A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we will be a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent we pay dividends on the ADSs or ordinary shares in a currency other than the U.S. dollar, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of actual or constructive receipt of such dividends, the tax basis of the U.S. Holder in such foreign currency will be equal to its U.S. dollar value on that date and, as a result, the U.S. Holder generally should not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Dividends paid in respect of the ADSs or ordinary shares generally will be treated as income from sources outside the United States, and, for taxable years beginning on or before December 31, 2006, generally will be treated as “passive income,” or, in the case of certain U.S. Holders, “financial services income,” for U.S. foreign tax credit limitation purposes. For taxable years beginning after December 31, 2006, such dividends generally will be treated as “passive category income” or, in the case of certain U.S. Holders, “general category income,” for U.S. foreign tax credit limitation purposes.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares, and the balance in excess of adjusted basis will be taxed as capital gain.

Sale, exchange or other disposition of ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, upon the sale, exchange or other disposition of ADSs or ordinary shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive foreign investment company rules. In general, we will be classified as a passive foreign investment company for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own directly or indirectly at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

We believe, based on the projected composition of our income and valuation of our assets, that we should not be classified as a passive foreign investment company for U.S. federal income tax purposes, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in our company, unless the U.S. Holder makes a mark-to-market election as discussed below, such U.S. Holder will be subject to special tax rules in any future taxable year regardless of whether we are classified as a passive foreign investment company in such future years with respect to (a) “excess distributions” and (b) gain from the disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year and must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for a U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes. The entire amount of any gain realized upon the sale or other disposition of the equity interests will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a passive foreign investment company, will be subject to the interest charge described above.

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or ordinary shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq National Market is a qualified exchange. The ordinary shares may not be eligible for mark-to-market treatment under the foregoing rule even if the ADSs otherwise satisfy the applicable requirement.

If a U.S. Holder makes a mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or ordinary shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs (or ordinary shares, if applicable) and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or ordinary shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If a U.S. Holder owns ADSs or ordinary shares during any year that we are a passive foreign investment company, the U.S. Holder must file Internal Revenue Service Form 8621.

A U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become a passive foreign investment company, including the possibility of making a market-to-market election.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from March 1, 2005.

Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 and prospectus under Securities Act with respect to our ADSs.

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at the SEC’s public reference room in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to interest risk for changes in interest rates is limited to the interest income generated by our cash deposited with banks and short-term investments maintained in bond funds. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk. Substantial portions of our net sales and expenses are denominated in currencies other than the NT dollar. As of Dec 31, 2005, more than 95% of our accounts payable and payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 46% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2005, all of our sales were quoted in U.S. dollars and approximately 55% of our sales quotes were invoiced in NT dollars using the opening average exchange rate on the day of the sales invoice. In 2005, approximately 88% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2005, our operating income would have increased or decreased, as the case may be, by approximately 14%, assuming all other factors remain constant. We anticipate that we will continue to quote substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the Japanese Yen, Euros or Renminbi. We believe any potential adverse foreign exchange impacts on our operating assets may be offset by a potential favorable foreign exchange impact on our operating liabilities. We do not utilize foreign exchange derivatives contracts to protect against the volatility changes in foreign exchange rates. See “Risk Factors—Our principal subsidiary, Silicon Motion, Inc. is based and operated in Taiwan and we derive a substantive majority of our revenues from direct or indirect sales to non-U.S. customers and have significant foreign operations, which may expose us to foreign exchange risks.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

The following discussion relates to the initial public offering our ADSs by us and certain selling shareholders, pursuant to a registration statement on Form F-1 (File No. 333-125673), which was completed on July 5, 2005. The registration statement was declared effective by the SEC on June 29, 2005.

We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$41.1 million from the offering 4,300,000 ADSs, representing 17,200,000 ordinary shares. The selling shareholders received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$23.4 million from the offering 2,400,000 ADSs, representing 9,600,000 ordinary shares. We did not receive any proceeds from the sale of our ADSs by the selling shareholders

The expenses incurred by us in connection with the issuance and distribution of the registered securities totaled US$5.8 million, including US$4.9 million for underwriting discounts and commissions and US$0.9 million for other expenses. None of the transaction expenses included payments to our directors, executive officers, persons owning 10% or more of our equity securities or our affiliates. Deutsche Bank Securities, WR Hambrecht + Co, and Needham & Company LLC were the underwriters for the offering.

From July 5, 2005 through May 31, 2006, we have used the net proceeds from our initial public offering as follows:

•	invested US$3.7 million in our operation in China

•	invested the remainder in money market instruments

ITEM 15.	CONTROLS AND PROCEDURES

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Richard Wei, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

There have been no changes in our internal control over financial reporting subsequent to the date of our most recent evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee, is a “financial expert” under Nasdaq’s Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq National Market. A copy of our code of ethics has been filed with the SEC as Exhibit 11.1 to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent public accountants of our company and its subsidiaries for 2004 and 2005. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2004	2005
( in thousands)	NT$	NT$
Audit Fees(1)	28,261	7,152
Audit-Related Fees(2)	—	—
Tax Fees(3)	1,641	613
All Other Fees(4)	—	—
Total	29,902	7,765

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation with respect to adoption of new requirements for reporting on internal control over financial reporting.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte &Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2004 or 2005.

Our audit committee is responsible for the retention of our independent registered public accounting firm, which currently is Deloitte & Touche. Our audit committee has adopted its own rules of procedure, in the form of an audit committee charter. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors. Our audit committee reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies related to the adequacy of our internal accounting controls.

Our audit committee was formed during 2005. In 2005 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-2 through F-28.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 3.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Silicon Motion Technology Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004. (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005)

4.9	Acquisition Agreement between, amongst others, Feiya Technology Corporation and Silicon Motion, Inc. (California), dated June 10, 2002 (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.10	Share Exchange Agreement between Silicon Motion, Inc. (Taiwan) and Silicon Motion Technology Corporation, dated February 4, 2005 (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1	Consent of Deloitte & Touche

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ WALLACE C. KOU
Wallace C. Kou,
President and Chief Executive Officer

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and its subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income (loss) and cash flows for the years ended December 31, 2003, 2004 and 2005, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche

Taipei, Taiwan

Republic of China

January 27, 2006 (March 27, 2006 as to Note 18)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Shares and Par Value)

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
ASSETS
Current Assets
Cash and cash equivalents	727,165	1,581,993	48,231
Short-term investments	154,428	1,157,955	35,304
Notes and accounts receivable, net	487,862	728,279	22,204
Inventories	509,149	278,528	8,492
Refundable deposits – current	107,527	60,000	1,829
Deferred income tax assets, net	35,330	48,858	1,490
Prepaid expenses and other current assets	30,047	67,782	2,067

Total current assets	2,051,508	3,923,395	119,617

Long-term investments	3,142	15,954	486
Property and equipment, net	65,657	83,734	2,553
Intangible assets, net	6,843	—	—
Other assets	39,887	65,048	1,983

Total assets	2,167,037	4,088,131	124,639

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Notes and accounts payable	545,818	318,978	9,725
Income tax payable	78,133	104,744	3,193
Accrued expenses and other current liabilities	88,139	207,632	6,331

Total current liabilities	712,090	631,354	19,249

Accrued pension cost	4,813	5,365	164
Other long-term liabilities	1,901	1,627	49

Total liabilities	718,804	638,346	19,462

Commitments and Contingencies (Note 16)

Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share Authorized: 500,000,000 shares at December 31, 2005 Issued and outstanding: 122,612,000 shares at December 31, 2005	—	38,659	1,179
Common Stock- NT$10 par value per share Authorized: 195,000,000 shares at December 31, 2004 Issued and outstanding: 105,412,000 shares at December 31, 2004	1,054,120	—	—
Additional paid-in capital	1,053,601	3,348,236	102,080
Accumulated other comprehensive income	81	49,157	1,499
Retained earnings (accumulated deficit)	(659,569)	13,733	419

Total shareholders’ equity	1,448,233	3,449,785	105,177

Total liabilities and shareholders’ equity	2,167,037	4,088,131	124,639

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Shares and Earnings Per Share)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
NET SALES	915,070	2,166,727	2,686,492	81,906
COST OF SALES	424,668	1,274,410	1,342,749	40,937

GROSS PROFIT	490,402	892,317	1,343,743	40,969

OPERATING EXPENSES
Research and development	203,646	238,485	373,548	11,389
Sales and marketing	125,680	141,136	157,278	4,795
General and administrative	69,262	103,303	129,141	3,937
Amortization of intangible assets	24,145	17,758	4,501	137
Impairment of intangible assets	54,143	11,718	—	—

Total operating expenses	476,876	512,400	664,468	20,258

OPERATING INCOME	13,526	379,917	679,275	20,711

NON-OPERATING INCOME (EXPENSES)
Gain on sales of investments, net	8,063	10,135	12,799	390
Interest income	1,335	646	26,942	821
Foreign exchange gain, net	1,483	13,719	1,811	55
Impairment of long-term investments	(9,832)	(4,053)	—	—
Interest expense	(97)	(169)	(46)	(1)
Compensation to customers	—	—	(8,122)	(248)
Other income (expense), net	1,560	909	2,698	82

Total non-operating income	2,512	21,187	36,082	1,099

INCOME BEFORE INCOME TAX	16,038	401,104	715,357	21,810
INCOME TAX (BENEFIT) EXPENSE	(94,405)	133,101	42,055	1,282

NET INCOME	110,443	268,003	673,302	20,528

EARNINGS PER ORDINARY SHARE:
Basic	1.14	2.58	5.90	0.18

Diluted	1.14	2.58	5.80	0.18

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	96,901	103,878	114,083	114,083

Diluted (Thousands)	96,901	103,878	116,015	116,015

EARNINGS PER ADS:
Basic	4.56	10.32	23.61	0.72

Diluted	4.56	10.32	23.21	0.71

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	24,225	25,970	28,521	28,521

Diluted (Thousands)	24,225	25,970	29,004	29,004

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Per Share Data)

	Capital Stock				Additional Paid-in Capital	Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Ordinary Share		Common Stock
	Shares	Amount	Shares	Amount
	(thousands)	NT$	(thousands)	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2003	—	—	80,000	800,000	549,160	4,813	(624,330)	729,643

Net income	—	—	—	—	—	—	110,443	110,443
Foreign currency translation adjustments	—	—	—	—	—	(1,495)	—	(1,495)

Total comprehensive income								108,948
Issuance of common stock for cash at NT$27 per share	—	—	10,000	100,000	170,000	—	—	270,000

BALANCE, DECEMBER 31, 2003	—	—	90,000	900,000	719,160	3,318	(513,887)	1,108,591

Net income	—	—	—	—	—	—	268,003	268,003
Net unrealized gains on available-for-sale securities	—	—	—	—	—	697	—	697
Foreign currency translation adjustments	—	—	—	—	—	(3,934)	—	(3,934)

Total comprehensive income								264,766
Stock dividends - 14.5%	—	—	13,050	130,500	283,185	—	(413,685)	—
Stock bonus to employees	—	—	2,362	23,620	51,256	—	—	74,876

BALANCE, DECEMBER 31, 2004	—	—	105,412	1,054,120	1,053,601	81	(659,569)	1,448,233

Net income	—	—	—	—	—	—	673,302	673,302
Recovery on net unrealized gains on available-for-sale securities	—	—	—	—	—	(697)	—	(697)
Foreign currency translation adjustments	—	—	—	—	—	49,773	—	49,773

Total comprehensive income	—	—	—	—	—	—	—	722,378
Issuance of ordinary shares in exchange for SMI common stock	105,412	33,215	(105,412)	(1,054,120)	1,020,905	—	—	—
Initial Proceeds from public offering of ordinary share	17,200	5,444	—	—	1,273,730	—	—	1,279,174

BALANCE, DECEMBER 31, 2005	122,612	38,659	—	—	3,348,236	49,157	13,733	3,449,785

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	110,443	268,003	673,302	20,528
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,210	21,734	23,906	729
Amortization of intangible assets	24,145	17,758	4,501	137
Impairment of intangible assets	54,143	11,718	—	—
Gain on sales of investments	(8,063)	(10,135)	(12,799)	(390)
Impairment of long-term investments	9,832	4,053	—	—
Stock bonus to employees	23,620	51,256	—	—
Loss on disposal of properties	1,032	2,124	291	9
Deferred income taxes	(95,255)	54,464	(22,731)	(693)
Accrued pension cost	664	764	552	17
Deferred rent	(4,237)	96	(372)	(11)
Changes in operating assets and liabilities:
Notes and accounts receivable	(107,378)	(308,958)	(240,417)	(7,330)
Inventories	(24,175)	(353,621)	230,621	7,031
Prepaid expenses and other current assets	8,440	(15,764)	(37,735)	(1,151)
Notes and accounts payable	83,218	404,979	(226,840)	(6,916)
Accrued expenses and other current liabilities	23,683	8,099	120,118	3,662
Income tax payable	—	78,133	26,611	811

Net cash provided by operating activities	128,322	234,703	539,008	16,433

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments	(3,130,391)	(2,646,924)	(8,350,343)	(254,584)
Sales and maturities of short-term investments	3,138,454	2,502,631	7,399,615	225,598
Acquisition of long-term investments	—	—	(12,812)	(391)
Purchase of properties	(13,996)	(36,409)	(42,708)	(1,302)
Proceeds from disposal of properties	1,385	476	402	12
Decrease (increase) in refundable deposits	14,254	(82,875)	(6,089)	(185)

Net cash provided by (used in) investing activities	9,706	(263,101)	(1,011,935)	(30,852)

(Continued)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	270,000	—	—	—
Proceeds from initial public offering of ordinary shares	—	—	1,279,174	38,999
Decrease in other long-term liabilities	(1,438)	(3,081)	(306)	(9)

Net cash provided by (used in) financing activities	268,562	(3,081)	1,278,868	38,990

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	406,590	(31,479)	805,941	24,571
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,485)	(4,901)	48,887	1,490
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	358,440	763,545	727,165	22,170

CASH AND CASH EQUIVALENTS, END OF YEAR	763,545	727,165	1,581,993	48,231

SUPPLEMENTAL INFORMATION
Interest paid	97	169	46	1

Income taxes paid	740	450	38,175	1,164

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1.	ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC” or the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Substantially all of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI”), a wholly-owned subsidiary of SMTC, located in Taiwan. The Company is a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives and multimedia systems-on-a-chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

SMI was incorporated in Taiwan on April 8, 1997 and its shares were approved for public issuance in Taiwan in December 1999. SMI’s common stock was traded on the Emerging Stock Market of the Taiwan GreTai Securities Market from June 27, 2003 to April 18, 2005 when SMI, following shareholder approval, terminated the quotation of its common shares. On April 25, 2005, shareholders of SMI exchanged an aggregate of 105,412 thousand shares of common stock of SMI for an aggregate of 105,412 thousand ordinary shares of SMTC. Therefore, all the shareholders of SMI became the holders of an aggregate of 100% of the outstanding shares of SMTC which in turn became the holder of 100% of the outstanding shares of SMI. SMI shareholders also approved to revoke SMI’s public company status in Taiwan. Such revocation was approved by the Securities and Futures Bureau of Taiwan on April 26, 2005.

As a result of the share exchange, 100% of the outstanding shares of SMTC are owned by former shareholders of SMI. Consequently, the exchange was accounted for as a reverse merger and the consolidated financial statements of SMTC present the historical results, assets and liabilities of SMI on the consummation of the reverse merger as if SMI was the acquirer.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding stock in all of its subsidiaries, except for Silicon Motion Hong Kong Limited which the Company owns 99.99%. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, investment in debt securities and accounts receivable. Cash and investments are deposited with high credit-quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

The Company’s direct and indirect customers include manufactures, OEMs and ODMs of major flash memory-based storage products as well as portable digital media devices. Many of the Company’s customers in turn sell brand name consumer electronics products that include the Company’s solutions. For flash card and UFD controller, the Company’s worldwide customers include companies such as Lexar Media, Samsung, Sony and STMicroelectronics. For the multimedia products, the Company’s worldwide customers include Intel, NEC, Sharp, Siemens and Sony. For the year ended December 31, 2005, the Company’s three largest customers individually accounted for approximately 11%, 8% and 8% of net sales, respectively. The Company’s 10 top customers in 2005 accounted for approximately 62% of net sales.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on other factors.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities within three months from the date of purchase to be cash equivalents.

Short-term Investments

The Company maintains its excess cash in bond funds. The weighted-average method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. The Company initially classified its investments as available-for-sale which are recorded at fair value with unrealized holding gains and losses reported in a separate component of shareholders’ equity in accumulated other comprehensive income (loss) before. On December 31, 2005, the Company reclassified all of its available-for-sale securities as trading which are also recorded at fair value but with unrealized holding gains and losses reported in earnings. The amount of unrealized holding gains and losses for available-for-sale securities that has included in accumulated other comprehensive income (loss) and the amount of gains and losses reclassified out of accumulated other comprehensive income (loss) into earnings is zero for the year ended December 31, 2005.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Inventories

Inventories are stated at the lower of cost or market value. Market value represents the replacement cost for raw materials and net realizable value for finished goods and work in process. The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In estimating reserves for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand.

Long-term Investments

Long-term investments wherein the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings - 25 years; machinery and equipment - 3 to 6 years; furniture and fixtures - 3 to 8 years; software - 1 to 5 years; leasehold improvement - the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2003, 2004 and 2005 was approximately NT$28,210 thousand, NT$21,734 thousand and NT$23,906 thousand (US$729 thousand), respectively.

Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Property and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments or the market value of the property on the starting date of the lease. The Company’s periodic rental payment includes the purchase price of the leased property and the interest expense.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset.

Other Assets

Other assets consist of deferred income tax assets-noncurrent and refundable deposits for subsidy loans, obtaining foundry capacity, office leases and deposits required for litigation in Taiwan courts (Note 16).

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Revenue Recognition

Revenue from product sales is generally recognized upon shipment to the customer provided that the Company has received a signed purchase order, the price is fixed or determinable, transfer of title has occurred in accordance with the shipping terms specified in the arrangement with the customer, collectibility from the customer is considered reasonably assured, product returns are reasonably estimable and there are no remaining significant obligations or customer acceptance requirements.

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$838 thousand and NT$4 thousand (US$0.12 thousand) during 2004 and 2005, respectively.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. To date, the Company has not experienced significant costs associated with warranty returns.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or at significantly enhancing existing products as well as expenditures incurred for the design and testing of product alternatives. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. Advertising costs charged to expense amounted to NT$1,637 thousand, NT$2,552 thousand and NT$978 thousand (US$30 thousand) for the years ended December 31, 2003, 2004, and 2005, respectively.

Income Taxes

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

Under current Taiwan tax regulations, the current year’s earnings, on an after tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related earnings are generated.

Foreign Currency Transactions

Foreign currency transactions are recorded at the rates of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. At the balance sheet date, assets and liabilities denominated in foreign currencies are remeasured based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the New Taiwan dollar. The functional currency is the local currency of the respective entities. Accordingly, the financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities - current rate on the balance sheet date; shareholders’ equity - historical rates; income and expenses - average rate during the period. The resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income.

Comprehensive Income (Loss)

Comprehensive income and loss represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of income.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to common/ordinary shareholders by the weighted average number of common/ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potential common/ordinary stock was exercised. Common/ordinary stock equivalents are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s common/ordinary stock equivalent consists only of common/ordinary stocks issuable upon the exercise of employee stock options (using the treasury stock method).

Stock-Based Compensation

The Company accounts for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations. Under the intrinsic value method, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in income. Had the Company applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based compensation,” (SFAS No. 123), compensation expense would have been recognized for the fair value of the options granted under the stock option plan over the vesting periods of such grants.

Had compensation cost for the Company’s stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company’s proforma net income for the year ended December 31, 2005 would have been as follows:

	Year ended December 31, 2005
	NT$	US$
		(Note 3)
	(In Thousands, except earnings per share)
Net income as reported	673,302	20,528
Add: Stock compensation as reported	—	—
Less: Stock compensation determined using the fair value method	(52,181)	(1,591)

Pro forma net income	621,121	18,937

Earnings per share:
Basic as reported	5.90	0.18

Proforma basic	5.44	0.17

Diluted as reported	5.80	0.18

Proforma diluted	5.35	0.16

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period beginning after June 15, 2005. SFAS No. 123(R) will apply to all awards granted after January 1, 2006, and prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. The impact on the Company’s net income will include the remaining amortization of the fair value of existing options currently granted and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binomial lattice model for valuing options.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Change, and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. The statement also defines “retrospective application” and “restatement”. The retrospective application of a change in accounting principles is limited to the direct effects of the changes. The Company believes that there is no impact on earnings or financial position of the Company after adopting SFAS No.154.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004 have been reclassified to conform to consolidated financial statements as of and for the year ended December 31, 2005.

3.	US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars, using the U.S. Federal Reserve Bank of New York noon-buying rate of NT$32.8 to US$1 on December 31, 2005. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Cash and deposits in bank	685,700	1,258,092	38,356
Time deposits	41,465	300,906	9,174
Bonds acquired under repurchase agreements	—	22,995	701

	727,165	1,581,993	48,231

5.	SHORT-TERM INVESTMENTS

Realized gains on sales of short-term investments were NT$8,063 thousand, NT$10,135 thousand and NT$12,799 thousand (US$390 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively. Net unrealized gains were NT$697 thousand (US$21 thousand) as of December 31, 2004 and nil as of December 31, 2005.

6.	NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Notes receivable	38,290	154,781	4,719
Trade accounts receivable	471,160	597,575	18,219

	509,450	752,356	22,938
Allowance for doubtful accounts	(4,833)	(5,973)	(182)
Allowance for sales returns and discounts	(16,755)	(18,104)	(552)

	487,862	728,279	22,204

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for doubtful accounts
Balance, beginning of year	4,193	1,918	4,833	147
Additions charged to expense	—	3,423	1,140	35
Recoveries	(2,227)	—	—	—
Write-offs	(48)	(508)	—	—

Balance, end of year	1,918	4,833	5,973	182

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Allowance for sales returns and discounts
Balance, beginning of year	11,726	18,385	16,755	511
Additions	16,523	33,599	27,203	829
Write-offs	(9,864)	(35,229)	(25,854)	(788)

Balance, end of year	18,385	16,755	18,104	552

7.	INVENTORIES

The components of inventories are as follows:

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Finished goods	253,448	94,842	2,891
Work in process	157,566	116,080	3,539
Raw materials	98,135	67,606	2,062

	509,149	278,528	8,492

In December 2004, the Company recorded a write-off of approximately NT$49,362 thousand of inventory to cost of sales which was due to production defects associated with the migration from 0.35 micron to 0.18 micron manufacturing technologies for one of the Company’s products, SM264. A portion of the defects stemmed from the Company’s use of manufacturing process technology offered free of charge and developed by other companies. For these defected wafers, the Company sought for indemnification from these companies and received NT$4,968 thousand and NT$19,121 thousand (US$583 thousand) worth of replacement wafers in 2004 and 2005, respectively, for which the Company valued at the cost of the defected wafers, and such amount were recorded as reductions in cost of sales for the years ended December 31, 2004 and 2005, respectively.

8.	LONG-TERM INVESTMENTS

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Cost method:
Cashido Corp. (Cashido) (2.40%)	3,142	3,142	96
ARCHIC Technology, Inc. (ARCHIC) (4.67%)	—	—	—
Flash Media Corp. (Flash Media) (19.50%)	—	12,812	390

	3,142	15,954	486

For the years ended December 31, 2003 and 2004, due to the decline in value of the investment in ARCHIC and Cashido which the Company determined to be other than temporary, the Company recorded a loss on impairment of such investments of NT$9,832 thousand and NT$4,053 thousand, respectively. As of December 31, 2005, ARCHIC was dissolved and NT$1,159 thousand (US$35 thousand) was returned to the Company upon liquidation.

The Company invested in Flash Media’s ordinary shares in November 2005. Flash Media is a multinational semiconductor assembly and testing company.

9.	PROPERTY AND EQUIPMENT

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Cost:
Land	18,259	18,259	557
Buildings	13,907	13,907	424
Machinery and equipment	23,426	52,183	1,591
Furniture and fixtures	14,011	21,980	670
Leasehold improvement	13,064	14,821	452
Software	27,667	30,443	928

	110,334	151,593	4,622

Accumulated depreciation:
Buildings	3,453	4,009	122
Machinery and equipment	11,006	19,053	581
Furniture and fixtures	6,589	10,794	329
Leasehold improvement	2,419	7,742	236
Software	21,210	26,261	801

	44,677	67,859	2,069

	65,657	83,734	2,553

The Company entered into capital leases for certain office equipment with remaining lease payments as of December 31, 2005 of NT$269 thousand in 2006, NT$284 thousand in 2007, and NT$205 thousand in 2008 and thereafter.

In 2004, the Company identified land and buildings located in Taipei, Taiwan, with a net carrying value as of December 31, 2005 of NT$18,259 thousand (US$557 thousand) and NT$9,898 thousand

(US$302 thousand), respectively, to be leased to a non-related party. As of January 27, 2006, the Company had not yet leased the property.

10.	INTANGIBLE ASSETS

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Trademarks	23,934	23,934	730
Developed technology	110,496	110,496	3,369

	134,430	134,430	4,099
Accumulated amortization	(49,951)	(54,452)	(1,660)
Accumulated impairment - trademarks	(12,100)	(12,100)	(369)
Accumulated impairment - developed technology	(53,761)	(53,761)	(1,639)
Accumulated tax provision adjustments	(11,775)	(14,117)	(431)

	6,843	—	—

The Company determined that impairment of intangible assets occurred in 2003 due to the loss of sales to two significant customers. SMI USA had estimated that these two customers comprised approximately 55% of the forecasted revenues to be earned from the related intangible asset. Based on the estimated undiscounted cash flows, as adjusted for the loss of the revenues associated with these two customers, the Company determined that the trademarks and the developed technology were impaired and reduced their carrying values to the respective fair values based on the estimated discounted cash flows. The Company also reassessed the remaining useful life of the trademark and developed technology to be four years and two years, respectively, as of December 31, 2003 given the maturity of the technology in the product life cycle.

During the fourth quarter of 2004, the Company determined that impairment of the intangible assets occurred as a result of a significant decline in revenue associated with the sales expected to be generated from the introduction of new consumer products such as the broadband internet video phone, car navigation system, and Tablet PC as next generation of notebook computers. As the market and the development for these products did not occur as anticipated, the forecasted revenues and cash flows were significantly impacted. The Company estimated the undiscounted cash flows taking into account the new information and determined that the carrying value of the developed technology was higher than the estimated cash flows. Accordingly, the Company reduced the carrying value of the developed technology to the fair value as determined by the estimated discounted cash flows.

At December 31, 2004 and 2005, SMI USA was able to recognize additional tax benefit associated with a valuation allowance that had been recorded at the purchase date for the related deferred tax assets. Accordingly, the Company reduced the value of the intangible assets by NT$1,761 thousand and NT$2,342 thousand (US$71 thousand), respectively, to reflect the amount of the tax benefit.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Wages and bonus	33,557	112,173	3,420
Professional fees	2,938	12,117	369
Research and development payable	6,415	9,168	280
Commission payable	8,000	15,902	485
License fee payable	—	83	3
Others	37,229	58,189	1,774

	88,139	207,632	6,331

12.	PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions and recognized pension costs of NT$ 3,476 thousand (US$106 thousands) for the year ended December 31, 2005.

The Company has defined benefit plans under the Labor Standards Law of Taiwan that provide benefits based on years of service and average salary computed based on the final six months of employment. The law requires companies incorporated in Taiwan to contribute between 2% to 15% of employee salaries to a government specified plan. SMI’s plan makes monthly contributions equal to 2% of employee salaries to a government specified pension. Contributions are required to be deposited in SMI’s pension name of the committee with the Central Trust of China in Taiwan. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2006 to be NT$2,017 thousand which was determined based on 2% of estimated salaries in 2006. The measurement date of the plan is December 31.

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	4,174	9,417	287
Service cost	2,496	2,334	71
Interest cost	146	365	11
Actuarial loss	2,601	554	17

Projected benefit obligation at end of year	9,417	12,670	386

Change in plan assets
Fair value of plan assets at beginning of year	7,775	9,095	277
Actual return on plan assets	98	145	5
Employer contributions	1,222	1,979	60

Fair value of plan assets at end of year	9,095	11,219	342

Reconciliation of funded status
Funded status	(322)	(1,451)	(44)
Unrecognized net transition obligation	386	26	1
Unrecognized net actuarial gain	(4,877)	(3,940)	(121)

Net amount recognized	(4,813)	(5,365)	(164)

The net amount recognized is recorded in the balance sheets as a long-term liability.

The accumulated benefit obligation for all the defined benefit pension plans was NT$3,793 thousand and NT$5,639 thousands (US$172 thousand) at December 31, 2004 and 2005, respectively.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Service cost	2,210	2,496	2,334	71
Interest cost	133	146	365	11
Projected return on plan assets	(248)	(294)	(342)	(10)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(258)	(362)	(175)	(5)
Curtailment loss	—	—	349	10

Net periodic benefit cost	1,837	1,986	2,531	77

	2004	2005
Weighted-average assumptions used to determine benefit obligations:
Discount rate	3.50%	3.25%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	3.50%	3.25%
Expected long-term return on plan assets	3.50%	3.25%
Rate of compensation increase	5.00%	5.00%

13.	INCOME TAXES

The components of income tax (benefit) expense are as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Current
Domestic	—	—	—	—
Foreign
SMI	110	78,186	64,398	1,963
SMI USA and others	741	450	389	12

	851	78,636	64,787	1,975

Deferred
Domestic	—	—	—	—
Foreign
SMI	(95,256)	52,703	(25,074)	(764)
SMI USA and others	—	1,762	2,342	71

	(95,256)	54,465	(22,732)	(693)

Income tax (benefit) expense	(94,405)	133,101	42,055	1,282

The income before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Domestic	—	—	(44,415)	(1,354)
Foreign entities
SMI	21,111	396,163	790,386	24,097
SMI USA	(3,687)	6,219	(16,056)	(490)
Others	(1,386)	(1,278)	(14,558)	(443)

	16,038	401,104	715,357	21,810

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense (benefit) is shown below:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Tax on pretax income at statutory rate	4,555	100,163	151,447	4,617
Tax effects of adjustments:
Tax-exempt income	—	—	(194,463)	(5,929)
Net operating loss carryforwards	(40,362)	(71,145)	(6,259)	(191)
Permanent differences	5,407	6,740	39,114	1,193
Temporary differences	33,551	28,164	39,238	1,196

Current income tax expense before income tax credits	3,151	63,922	29,077	886
Income tax (10%) on undistributed earnings	15,972	51,170	81,173	2,475
Income tax credit utilized	(18,382)	(36,456)	(48,359)	(1,474)
Net change in deferred income taxes assets or liabilities
Net operating loss carryforwards	4,299	82,309	10,724	327
Investment tax credits	3,707	(1,052)	(21,762)	(664)
Temporary differences and others	74,429	513	(36,767)	(1,121)
Net change in valuation allowance of deferred income tax assets	(177,691)	(29,067)	22,732	693
Adjustment of prior years’ taxes and others	110	1,762	5,237	160

Income tax expense (benefit)	(94,405)	133,101	42,055	1,282

Deferred income tax assets were as follows:

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
Current:
Temporary differences	8,251	24,062	735
Investment tax credits	33,197	67,811	2,067
Others	(423)	(1,396)	(43)
Valuation allowance	(5,695)	(41,619)	(1,269)

	35,330	48,858	1,490

Noncurrent:
Temporary differences	4,737	16,282	496
Investment tax credits	76,331	63,479	1,935
Net operating loss carryforwards	318,789	308,065	9,392
Others	(19,449)	(9,065)	(276)
Valuation allowance	(375,671)	(362,479)	(11,051)

	4,737	16,282	496

The valuation allowance shown in the table above relates to net operating loss carryforwards and tax credits for which the Company believes that realization is uncertain. The Company had unused research and development tax credits of NT$44,701 thousand (US$1,363 thousand) which will expire in 2009. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2005.

As of December 31, 2005, the Company’s United States federal and state net operating loss carryforwards for income tax purposes were approximately NT$833,448 thousand (US$25,410 thousand) and NT$179,613 thousand (US$5,476 thousand), respectively. If not utilized, the federal net operating loss carryforwards will expire in 2021 and the state net operating loss carryforwards will expire in 2012.

As of December 31, 2005, the Company’s United States federal and state research and development tax credit carryforwards for income tax purposes were approximately NT$53,398 thousand (US$1,628 thousand) and NT$9,971 thousand (US$304 thousand), respectively. If not utilized, the federal tax credit carryforwards will expire in 2021 while the state tax credit carryforward has no expiration date.

Current United States federal and California state laws include substantial restrictions on the utilization of net operating losses and credits in the event of an “ownership change” of a corporation. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such “ownership change”. Such a limitation could result in the expiration of carryforwards before they are utilized.

SMI income tax returns through 2003 had been examined and cleared by the Taiwan tax authorities (Note 18).

14.	SHAREHOLDERS’ EQUITY

In August 2002, SMI’s predecessor, Feiya acquired SMI USA and changed its name from “Feiya Technology Corporation” to “Silicon Motion, Inc.” In connection with the transaction, Feiya (which became SMI Taiwan) issued 25,400 thousand shares of Feiya common stock in exchange for 100% of the outstanding shares of SMI USA preferred stock. Feiya also issued 18,500 thousand shares of its common stock to former employees, directors and former common shareholders of SMI USA.

In July 2003, SMI issued 10,000 thousand shares of its common stock to existing shareholders and employees and unrelated third-party investors at NT$27 per share. The proceeds of NT$270,000 thousand was used for research and development activities and general corporate purposes.

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, the Company’s subsidiary in Taiwan must make appropriations from annual earnings to non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. The Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from a to c as special reserve;

e.

Cash or stock bonus to employees at 0.01% of any remaining earnings after the above reserves have been appropriated, based on a resolution of the board of directors. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval;

In accordance with the above, SMI paid 15% of the remaining unappropriated earnings for 2004, in the form of 2,362 thousand shares of common stock, to employees as bonuses in the form of stock. The stock bonuses were recorded as compensation expense based on NT$31.70 per share which was determined to be the fair value on the date of shareholder approval. In addition, SMI paid a stock dividend to its shareholders as part of their respective interests in the accumulated earnings of the Taiwan subsidiary. SMI recorded the dividend based on the fair value of the stock on the date of shareholder approval which was NT$31.70 per share.

15.	STOCK OPTION PLAN

In 2004, SMI adopted a 2004 Employee Stock Option Plan (“the 2004 Plan”). The 2004 Plan reserved 8,000 units with each unit entitled to subscribe for 1,000 shares of common stock after the requisite service is rendered. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries and expire no later than six years from the date of grant. Generally, the options are granted at an exercise price not lower than the market value of the SMI’s common stock at the date of the grant and vest over four years at certain percentages after two years from the date of grant. On December 31, 2004, 4,000 units were granted to employees at an exercise price of NT$40 (US$1.26) per share. As part of the share exchange between the Company and the shareholders of SMI effective on April 25, 2005, the Company agreed to assume the share options previously issued by SMI. Subsequently on June 3, 2005, the Company amended the 2004 Plan such that options under the 2004 Plan are granted at an exercise price not lower than the market value of the Company’s ordinary shares at the date of the grant and vest over four years at certain percentages after one year from the date of grant.

On April 22, 2005, the Company adopted its 2005 Equity Incentive Plan (“the 2005 Plan”). The 2005 Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to employees (including officers), directors and consultants. The 2005 Plan reserved 10,000 thousand shares of ordinary shares, inclusive of the number of assumed share options under the 2004 Plan, for issuance upon the exercise of stock options.

Information about the Company’s stock option activity and related information is as follows:

	Available For Grant (in Thousands)	Number of Outstanding Options (in Thousands)	Weighted Average Exercise Price (US$)
Balance, January 1, 2004	—	—	—
Options authorized	8,000	—	—
Options canceled	—	—	—
Options granted	(4,000)	4,000	1.260

Balance, December 31, 2004	4,000	4,000	1.260
Options authorized	2,000	—	—
Options canceled	—	(4)	1.260
Options granted	(4,350)	4,350	2.655

Balance, December 31, 2005	1,650	8,346	1.987

As of December 31, 2005, information about the Company’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (US$)	Number of Options (in Thousands)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price (US$)	Number of Options (in Thousands)	Weighted-Average Exercise Price (US$)
1.26~3.00	8,346	2.375~3.125	1.987	—	—

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions by year in calculating the fair value of the options granted:

	2004	2005
Expected dividend yield	—	—
Expected volatility	71.24%	59.82%~66.39%
Risk free interest rate	3.50%	4.10%~4.37%
Expected life	1.63~4.63 years	2.38 years

16.	COMMITMENTS AND CONTINGENCIES

In 2001, SMI received a subsidy from the ROC Industrial Development Bureau (IDB) for research and development of controller products and a semiconductor data storage system. The government subsidy was in the form of two cash payments of NT$1,000 thousand and NT$4,093 thousand which were received in 2001 and 2002, respectively, and a non-interest bearing loan of NT$5,093 thousand. The Company recorded the cash payments received in 2001 and 2002 in income at the time of receipt. Under the terms of the arrangement, the non-interest bearing loan is repayable in eight consecutive quarterly payments beginning April 2003 with the last payment in January 2005. The Company imputed the interest on the loan at a rate of 6.79% and deemed the imputed amount of interest to be insignificant and thus did not record any interest expense associated with the loan. As of December 31, 2003 the Company owed NT$3,183 thousand of which NT$2,546 thousand and NT$637 thousand were recorded as other current liabilities and other long-term liabilities, respectively. As of December 31, 2004, the remaining NT$637 thousand (US$20 thousand) was recorded in other current liabilities. The Company repaid the remaining NT$637 thousand in January 2005 in accordance with the terms of the agreement. In addition, SMI is required to pay the IDB 2% of sales as royalty payments from any products resulting from the research and development project for a period of three years following the initial sale. Total royalties paid cannot exceed 30% of the total amount of the subsidy loan amount, or approximately NT$1,530 thousand. As of December 31, 2005, the Company completed the research and development project under this agreement, however, the Company has not sold any products using this technology and therefore has not paid or accrued any royalty payments related to the projects.

As of December 31, 2005, the Company had a credit facility to NT$70 million with China Trust Bank. This credit facility can be used for multi-purposes and is subject to annual renewal.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through May 2008. The Company recognized rent expense during the years ended December 31, 2003, 2004 and 2005 of NT$22,270 thousand, NT$18,702 thousand and NT$24,215 thousand (US$738 thousand), respectively. The amounts of remaining future operating lease payments under these leases as of December 31, 2005 were NT$15,316 thousand, NT$6,694 thousand and NT$1,408 thousand for the years ending December 31, 2006, 2007 and 2008, respectively.

Litigation

On August 15, 2002, SMI filed an action against two of its former employees and Phison Electronics Corporation, or Phison, with the Taiwan Hsinchu District Court. The complaint alleges that the two former SMI employees who were subsequently hired by Phison, and Phison violated the Business Secret Law and Copyright Law of the ROC for the infringement of certain intellectual property rights to compact flash controller chips owned by SMI. On May 15, 2003, SMI named Winbond Electronics Corporation, or Winbond, as a defendant in the same action. On April 8, 2004, the Taiwan Hsinchu District Court issued a ruling determining that the two former SMI employees, Phison and Winbond did not violate the Business Secret Law and Copyright Law of the ROC. The Taiwan Hsinchu District Court ruling stated that there was sufficient evidence to show that the defendants obtained SMI’s consent to respectively produce and purchase the compact flash controller chips that were the subject of the lawsuit. On May 4, 2004, SMI appealed the Taiwan Hsinchu District Court’s ruling to the Taiwan High Court. The Taiwan High Court is presently conducting the preparatory proceeding prior to the oral argument.

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI with the Taiwan Hsinchu District Court. The request for such preliminary injunction alleges that SMI produced and sold products with embedded digital sound effect control chips that infringed O2Micro’s patent, patent registered number 130953, in Taiwan and asks for an order prohibiting SMI from manufacturing and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. On February 6, 2003, SMI filed an action for a preliminary injunction against O2Micro denying such allegations and requesting O2Micro not to interfere with SMI’s distribution, manufacturing and business operations in relation to the relevant products. A court-appointed appraiser completed a report on December 16, 2004 stating that SMI’s products raised in the case do not infringe O2Micro’s patent. The appraiser’s report has been submitted to the court. O2Micro’ application for a preliminary injunction has thus been dismissed and O2Micro has appealed this case to the Taiwan High Court on November 28, 2005. On the other hand, SMI’s application for a preliminary injunction is still in process at Taiwan Hsinchu District Court.

On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15,000 thousand (US$457 thousand) against SMI with the Taiwan Hsinchu District Court. The application alleges that SMI infringed O2Micro’s patent, patent registered number 130953, in Taiwan. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI’s assets. Upon placing a deposit of NT$15,000 thousand, the Taiwan Hsinchu District Court has released the enforcement of the provisional seizure order. The provisional seizure order will be decided as part of the lawsuit discussed in the next paragraph regarding the infringement of patent number 130953 filed by O2Micro against SMI.

On September 24, 2004, O2Micro filed an action against SMI with the Taiwan Hsinchu District Court. The complaint alleges that SMI infringed O2Micro’s patent, Taiwan patent registered number 130953, and O2Micro has requested SMI to cease and desist the tortuous act and a preliminary compensation in the amount of NT$3,000 thousand (US$91 thousand). The case is in the process at the Court up to the date of January 27, 2006.

On January 14, 2004, O2Micro filed for a preliminary injunction against SMI and Microstar, a Taiwan customer of SMI with the Taiwan Panchiao District Court. The request for injunctive relief asks for an order prohibiting SMI and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent, patent registered number 178290, in Taiwan. On May 20, 2004, the

Taiwan Panchiao District Court issued a preliminary injunctive order prohibiting SMI and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. SMI has appealed this case to the Taiwan High Court. The Taiwan High Court rejected the appeal on March 10, 2005, and SMI has appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court has vacated the Taiwan High Court Ruling and the case is remanded for further proceedings. The enforcement of such preliminary injunctive order has been withdrawn upon the deposit with the court by SMI of NT$11,506 thousand (US$351 thousand).

On May 1, 2005, SMI incurred a loss on inventory in the possession of subcontractor, Advanced Semiconductor Engineering Inc. (hereinafter referred to ASE Inc.) due to fire. SMI is currently in the claim process with ASE Inc. for an amount exceeding the book value of loss inventory. After consultation with the Company’s outside legal consul, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand (US$1,257 thousand) of inventory loss, offset by NT$41,226 thousand (US$1,257 thousand) of fire loss reimbursement, resulting zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand (US$248,000) under non-operating expenses for amounts paid to certain customers for delays in shipment caused by the fire.

On December 12, 2005, SMI filed an action against ASE Inc. with the Taiwan Taoyuan District Court. SMI alleges that ASE Inc. destroyed the wafer which SMI had consigned to ASE Inc. with the OEM Agreement between SMI and ASE Inc., and that ASE Inc. should pay SMI a sum of NT $77,218 thousand (US$2,354 thousand) for relevant damages above. As of January 27, 2006, the Taiwan Taoyuan District Court is presently conducting the preparatory proceeding prior to the oral argument.

The Company currently believes that the legal proceedings described above, individually or in the aggregate, will not have a material adverse impact on its financial position or results of operations. The litigation and other claims noted above, however, are subject to inherent uncertainties and management’s view of these matters may change in the future.

17.	SEGMENT INFORMATION

The Company designs, develops and markets semiconductor products. The Company operates in one segment. The chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance.

Net sales by product consist of the following (in thousands):

	Year Ended December 31
Product	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Mobile storage products	394,644	1,865,699	2,270,121	69,211
Multimedia SoCs	418,663	285,441	402,139	12,261
Other products	101,763	15,587	14,232	434

	915,070	2,166,727	2,686,492	81,906

Net sales by geographic area are presented based upon the customer’s bill to location (in thousands):

	Year Ended December 31
Country	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Taiwan	543,160	1,278,044	1,576,731	48,071
United States	104,254	675,943	515,848	15,727
Japan	129,840	97,431	98,510	3,004
Others	137,816	115,309	495,403	15,104

	915,070	2,166,727	2,686,492	81,906

Long-lived assets consist of property and equipment, and intangible assets. Long-lived assets by geographic area were as follows (in thousands):

	December 31
Country	2004	2005
	NT$	NT$	US$
			(Note 3)
Taiwan	67,584	79,023	2,409
United States	4,565	3,377	103
Others	351	1,334	41

	72,500	83,734	2,553

In 2003, Power Digital Card and Edom Technology accounted for 29% and 10% of net sales, respectively. In 2004, Power Digital, Lexar Media and Macrotron Systems accounted for 22%, 14% and 13% of net sales, respectively. In 2005, ATP accounted for 11% of net sales.

18	SUBSEQUENT EVENTS

The National Tax Administration of Northern Taiwan Province, Ministry of Finance completed its audit of SMI’s 2003 tax return on March 1, 2006. The Administration disallowed the deduction of certain expenses in the Company’s US operation and assessed additional taxes of NT$45,134 thousand (US$1,376 thousand), for which the Company made payment in full on March 27, 2006. SMI has subsequently modified its service agreement with SMI USA’s operation to minimize its future tax obligation.

Annex A

GLOSSARY OF TECHNICAL TERMS

AAC	Advanced Audio Coding. An audio compression format.

AC-Link/IIS

An audio interface. Has significant advantages over the most prevalent power conversion technologies, which are based on Pulse Width Modulation (PWM). These advantages stem from the simplicity and versatility of its circuit topology (hardware), combined with the sophistication of its control methodology (software).

ADPCM	Adaptive Differential Pulse Code Modulation. An audio compression routine for digital audio.

AsH3	Arsine. A colorless, flammable, highly toxic gas used as a doping agent for the preparation of semiconductor materials.

Bluetooth

Chip technology enabling seamless voice and data connections between a wide range of devices through short-range digital two-way radio. It is an open specification for short-range communications of data and voice between both mobile and stationary devices.

Board estate	The space a device occupies on a motherboard.

CF	Compact Flash. A type of non-volatile memory storage media commonly used in portable devices such as personal computers, digital cameras, video camcorders, and audio players.

CMOS

Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel complementary metal oxide semiconductor transistors within the same silicon substrate. This is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CPRM

Content Protection for Recordable Media. A hardware-based technology designed to enforce copy protection restrictions through built-in mechanisms in storage media that would prevent unauthorized file copying.

CPU	Central Processing Unit.

CRT

Cathode Ray Tube. An evacuated tube containing an anode and a cathode that generates cathode rays (electrons) and produces an image on a screen. They are commonly used in displays, monitors, and televisions.

DRAM	Dynamic Random Access Memory. A memory cell in which digital information (data) is stored in a volatile state. It is a key component of digital circuits.

DRM	Digital Rights Management. A protocol developed to prevent unauthorized use of digital information, commonly used to thwart illegal copying of digital media such as music and movies.

DSC	Digital Still Camera

DSP

Digital Signal Processor. A specialized digital microprocessor used to efficiently perform calculations on digitized signals that were originally analog in form in real time. The main advantage of DSP lies in its specialization to execute instruction sequences used in math-intensive signal processing applications.

DVC	Digital Video Camera

FastMDC	Fast Management Data-link & Calculation. A cost-effective solution for ultra high performance of flash access time and high reliability of data storage.

FireWire	Also known as IEEE 1394. A non-proprietary, high-speed, serial bus input/output standard used to transfer data to and from digital devices through a cable.

Flash memory

A type of solid-state, non-volatile memory. The name “flash” is derived from the rapid block erase operation. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

GPIO	General Purpose Input/Output. A flexible parallel interface that allows a variety of custom connections.

HDD	Hard Disk Drive.

I2C	Inter-Integrated Circuit. A type of bus interface used to connect integrated circuits.

IDE	Integrated Drive Electronics. A common hard disk drive interface used in PCs.

LCD	Liquid Crystal Display.

LCM	Liquid Crystal Module.

MCM	Multi-Chip Module. An integrated circuit package that contains two or more interconnected chips.

Memory	A device that can store information for later retrieval.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

MIPS	Microprocessor without Interlocked Pipeline Stages. An RISC microprocessor architecture developed by MIPS Computer Systems Inc.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MMC	MultiMediaCards. A type of non-volatile memory storage media commonly used in portable devices such as cell phones, digital cameras, and audio players.

NAND flash	A type of flash memory.

ODM	Original Design Manufacturer.

OEM	Original Equipment Manufacturer.

OLED	Organic Light-Emitting Diode. A diode made from carbon-based molecules (as opposed to silicon) that emits light when a voltage is applied.

PC Architecture	The design of a personal computer (i.e. configuration of the motherboard, CPU and memory).

PCMCIA	Personal Computer Memory Card International Association. An organization consisting of some 500 companies that has developed a standard for PC Cards used in notebook computers.

PDA	Personal Digital Assistant.

PH3	Phosphine. Gaseous compound commonly used in silicon manufacturing as a source of phosphorus.

PIO	Programmed Input/Output.

Protocol standards	Industry standards for flash cards.

SD	Secure Digital. A type of non-volatile memory storage media commonly used in portable devices such as personal computers, digital cameras, video camcorders, and audio players.

SDRAM	Synchronous DRAM. A type of DRAM (see DRAM) that can run at much higher clock speeds than conventional memory. SDRAM synchronizes itself with the CPU’s bus.

Semiconductor

An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases. Refers to the controller, multimedia SoC, etc.

Semiconductor solution	Includes the controller as well as the software.

SIE	Serial Interface Engine.

SoC	System-on-a-Chip. A chip that incorporates functions usually performed by several different devices into a single chip and therefore generally offers better performance and lower cost.

SPI	Serial Peripheral Interface. A board-level serial peripheral bus.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Storage architecture	The flash memory device standard in a flash-based storage product such as flash cards and USB disk drives.

TFT	Thin Film Transistor.

UI	User Interface.

UFD	USB Flash Drive.

USB	Universal Serial Bus.

WiFi	Wireless Fidelity. The popular name for IEEE 802.11 wireless networking standard.

WiMAX	Also known as IEEE 802.16. A standards-based wireless technology that provides high-throughput broadband connections through the use of three antennas.

Wireless LAN	Wireless Local Area Network. A type of local area network that uses high-frequency radio waves rather than wires to communicate between nodes.

WMA	Windows Media Audio. Microsoft’s proprietary audio codec designed to compete with MP3.

Xscale

Intel Corporation’s line of StrongARM-based RISC microprocessors and microcontrollers, which was acquired from DEC’s Digital Semiconductor division. The Xscale currently incorporates a fifth generation of the StrongARM micro-architecture.

A-4