Form 20-F
period 2006-12-31
Silicon Motion Technology CORP
filed 2007-07-02
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

No. 20-1, Taiyuan St.,

Jhubei City Hsinchu County 302

Taiwan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.01 per share* American Depositary Shares, each representing four ordinary shares	Nasdaq Global Market

* Not for trading, but only in connection with the listing on the Nasdaq Global Market of American Depositary Shares, or ADSs, each representing four ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 123,780,268 ordinary shares, US$0.01 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☑    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    ☐ Yes    No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filed. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☑ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act):    Yes ☐    No ☑

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Nasdaq” are to the Nasdaq National Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•

“we,” “us,” “our company,” “our” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation and (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA.

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF and zipSYS are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the noon buying rate in the City of New York for cable transfers of NT dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the noon buying rate in effect on December 31, 2006, which was NT$32.59 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — Fluctuation in exchange rates could result in foreign exchange losses” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On June 28, 2007, the noon buying rate was NT$32.82 to US$1.00.

The “Glossary of Technical Terms” contained in Annex A of this report sets forth the description of certain technical terms and definitions used in this annual report. This annual report also contains statistical data and forecasted information that we obtained from industry publications and reports generated by International Data Corporation, or IDC. Industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our products, the expected growth of and change in the semiconductor and multimedia consumer electronics industries worldwide, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this annual report. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or multimedia consumer electronics market;

•	our ability to successfully integrate our acquisition of Future Communications IC, Inc.;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	456,874	915,070	2,166,727	2,686,492	3,460,459	106,182
Cost of sales	366,236	424,668	1,274,410	1,342,749	1,612,019	49,464

Gross profit	90,638	490,402	892,317	1,343,743	1,848,440	56,718

Operating expenses (income):
Research and development	107,504	203,646	238,485	373,548	502,225	15,410
Sales and marketing	52,593	125,680	141,136	157,278	200,526	6,153
General and administrative	38,230	69,262	103,303	129,141	219,395	6,732
Amortization of intangible assets	8,048	24,145	17,758	4,501	—	—
Impairment of intangible assets(1)	—	54,143	11,718	—	—	—
In-process research and development	310,813	—	—	—	—	—
Restructuring charge	10,170	—	—	—	—	—
Compensation to customer	—	—	—	8,122	—	—
Write-off of other receivable(2)	—	—	—	—	40,039	1,229
Gain from litigation settlement	—	—	—	—	(3,000)	(92)

Total operating expenses	527,358	476,876	512,400	672,590	959,185	29,432

Operating income	(436,720)	13,526	379,917	671,153	889,255	27,286

Total non-operating income (expenses)	10,477	2,512	21,187	44,204	79,268	2,432

Income (loss) before income taxes	(426,243)	16,038	401,104	715,357	968,523	29,718
Income tax (benefit) expense	9,573	(94,405)	133,101	42,055	21,032	645

Net income (loss)	(435,816)	110,443	268,003	673,302	947,491	29,073

Weighted average shares outstanding:
Basic	66,752	96,901	103,878	114,083	123,251	123,251

Diluted	66,752	96,901	103,878	116,015	125,488	125,488

Earning (loss) per share:
Basic	(6.53)	1.14	2.58	5.90	7.69	0.24

Diluted	(6.53)	1.14	2.58	5.80	7.55	0.23

Earning (loss) per ADS(3):
Basic earnings per ADS	(26.12)	4.56	10.32	23.61	30.75	0.94

Diluted earnings per ADS	(26.12)	4.56	10.32	23.21	30.20	0.93

(1)	In 2003 and 2004 we determined that impairment of our intangible assets occurred as a result of a significant decline in expected net sales from new consumer products such as broadband Internet video phones, car navigation systems, and Tablet PCs. As the development and market for these products did not materialize, the forecasted sales and cash flows were significantly reduced.
(2)	Write-off of a non-trade related receivable, the collection of which is doubtful.
(3)	Each ADS represents four ordinary shares.

	As of December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	358,440	763,545	727,165	1,581,993	1,808,042	55,478
Other current assets	267,802	459,634	1,324,343	2,341,402	3,141,162	96,384
Working capital	508,468	976,767	1,339,418	3,292,041	3,990,702	122,450
Long-term investments	17,027	7,195	3,142	15,954	170,942	5,245
Property and equipment, net	73,723	52,610	65,657	83,734	319,356	9,799
Intangible assets, net	116,368	38,080	6,843	—	—	—
Other non-current assets	31,529	41,281	39,887	65,048	89,182	2,738
Total assets	864,889	1,362,345	2,167,037	4,088,131	5,528,684	169,644
Total liabilities	135,246	253,754	718,804	638,346	960,561	29,475
Total shareholders’ equity	729,643	1,108,591	1,448,233	3,449,785	4,568,123	140,169

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(53,973)	128,322	234,703	539,008	596,763	18,311
Net cash provided by (used in) investing activities	(31,492)	9,706	(263,101)	(1,011,935)	(425,010)	(13,041)
Net cash provided by (used in) financing activities	12,353	268,562	(3,081)	1,278,868	59,929	1,839
Depreciation and amortization	19,541	28,210	21,734	23,906	35,596	1,092
Capital expenditures	(3,018)	(13,996)	(36,409)	(42,708)	(271,697)	(8,337)

Exchange Rate Information

We conduct our business primarily in Taiwan and our revenues and expenses are primarily denominated in NT dollars. This annual report contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this annual report were made at a rate of NT$32.590 to US$1.00, the noon buying rate in effect as of December 31, 2006. The noon buying rate as of June 28, 2007 was NT$32.82 to US$1.00.

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

	Noon Buying Rate
	NT$ per US$
	High	Low
December 2006	32.74	32.27
January 2007	32.99	32.38
February 2007	33.08	32.86
March 2007	33.13	32.88
April 2007	33.33	33.05
May 2007	33.41	32.97
June 2007 (through June 28)	33.18	32.74

The following table sets forth the average noon buying rates between NT dollars and U.S. dollars for each of the periods indicated, calculated by averaging the noon buying rates on the last day of each month of the periods shown.

Average Noon Buying Rate
NT$ Per US$
2002	34.53
2003	34.40
2004	33.27
2005	32.16
2006	32.49

Risk Factors

Risks Related to Our Business

Because our operating results for any period could be adversely affected by a number of factors and may therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict.

Although we have been able to generate strong revenue and earnings growth and maintain relatively stable gross margins and operating margins, we cannot assure you that we will be able to maintain in the future growth rates and margins similar to those of past periods. A variety of factors may cause our growth rates and margins to decline, including:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry and other reasons;

•	decreases in demand for multimedia consumer electronics products, including mobile phones, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies, and in a cost-effective and timely manner;

•	changes in the relative sales mix of our products;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	competitors offering comparable products at cheaper prices;

•	our ability to scale our operations in response to increasing demand by customers for our new or existing products;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

The result of these and other factors, as well as our recent rapid growth, makes it difficult for us to assess our future performance. Our quarterly sales and operating results are difficult to predict and have in the past, and will likely in the future, fluctuate from quarter to quarter. We could fail to achieve the operating targets that we have announced, such as revenue growth, gross margin, operating margins, and earnings per ADS. In addition, our operating results in the future may be below the expectations of public market analysts or investors, which would likely cause the market price of our ADSs to decline. Any variations in our period-to-period performance may also cause the market price of our ADSs to fluctuate. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.

We depend on a small number of customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 35%, 40% and 57% of our net revenue in 2006, 2005 and 2004, respectively. We only had one customer in 2006 and 2005 that accounted for 10% or more of our sales, and three customers in 2004 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2006, Samsung Electronics was our sixth largest customer and accounted for approximately 4% our sales. In 2006, ATP Electronics and Barun Electronics were our second and seventh largest customers and accounted for approximately 9% and 4% of our sales, respectively. We believe a substantial portion of our sales to ATP Electronics and Barun Electronics are included in the products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 13% and 15% of our net sales. We believe that if our sales to ATP Electronics and Barun Electronics were included in our sales to Samsung Electronics in 2005 and 2004, such direct and indirect sales to Samsung Electronics would amount to between 10% and 12% and 4% and 5% in the respective years. In 2006, 2005 and 2004, Lexar Media was our ninth, fourth and second largest customer and accounted for approximately 3%, 7% and 13% of our sales in the respective years. We believe a substantial portion of our sales to Power Digital Card and Macrotron Systems in 2006, 2005 and 2004 are included in Lexar Media’s products and that such indirect and direct sales to Lexar Media amounted up to 8% of our net sales in 2006, up to 18% in 2005 and up to 35% of our net sales in 2004.

We expect that we will continue to depend on a relatively limited number of customers for a substantial portion of our net sales and our ability to maintain good relationships with these customers will be important to the ongoing success of our business. We cannot assure you that the revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Our failure to meet the demands of these customers could lead to a cancellation or reduction of business from these customers. In addition, loss, cancellation or reduction of business from, significant changes in scheduled deliveries to, or decreases in the prices of products sold to, any of these customers could significantly reduce our revenues and adversely affect our financial condition and operating results. Moreover, any difficulty in collecting outstanding amounts due from our customers particularly customers who place large orders, would harm our financial performance. In addition, if our relationships with our largest customers are disrupted for any reason, it could have a significant impact on our business.

The acquisition of FCI could result in operating difficulties, loss of key personnel and other harmful consequences.

We do not have significant experience acquiring companies. Although our previous business combination, which involved the acquisition of SMI USA by Feiya, has been successful, we cannot assure you that our acquisition of Future Communications IC, Inc., or FCI, on April 30, 2007 will be similarly successful. The process of integrating FCI may create unforeseen operating difficulties and expenditures. The areas where we may face risks include:

•	implementation or remediation of controls, procedures and policies at FCI;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	challenges associated with integrating employees from FCI into our organization such as different cultures and languages;

•	integration of FCI’s accounting, management information, human resource and other administrative systems; and

•	other unique risks such as currency, economic, political and regulatory risks.

In addition, our success depends in part on the abilities and continued service of each of the current executives of FCI. We have service agreements in place with certain key FCI senior executives and have non-compete agreements with these senior FCI executives and other key FCI executives. Our executives at FCI along with other Silicon Motion executives and employees all benefit from long term employee retention programs which include participation in our Share-based Compensation Plans. If we are not able to retain the services of our FCI executives and incur the loss of their services, in the absence of adequate replacements, our ability to implement our business strategy for FCI and operate the business effectively would be harmed.

We may not be able to sustain our current growth rates, and even if we do maintain them, we are susceptible to many challenges relating to our growth.

We have experienced significant growth in the scope and complexity of our business. Our net sales grew from approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million in 2005 and to approximately NT$3,460.5 million (US$106.2 million) in 2006. This growth has placed and will continue to place a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures. In particular, the success of our goal to penetrate the MP3 market is highly contingent on the viability of our strategy and the success of our growth plans. To successfully manage our growth, we believe we must effectively:

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

In order to remain competitive in the future, we must ensure that our products meet continuously evolving industry standards and are compatible with rapidly changing customer requirements. If our products do not keep pace with evolving industry standards or if our products are not in compliance with prevailing industry standards for an extended period of time, we could be required to invest significant time, effort and funds to redesign our products to ensure compatibility with relevant standards. If we are slow to anticipate changing trends and respond to such charges in a timely manner, we could miss opportunities to capture potential customers and we could lose our existing market share or existing customers. Currently, our primary products are controllers used in flash memory storage devices. If new technologies for storing digital media are developed that compete with flash memory technology or render it obsolete and if we are not able to shift our product offerings accordingly, demand for our products would likely decline and our business would be materially and adversely affected.

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

Demand for our products is affected by a number of factors, including the general demand for the products in the end markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in communications, consumer electronics and computing devices, such as mobile phones, smart phones, digital cameras, PDAs, MP3 players and notebook and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential communications, consumer electronics and computing devices as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of communications, consumer electronics and computing devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products, reduce our manufacturing costs to offset expected declines in average selling prices or maintain a high capacity utilization rate, our gross margin will continue to decline, which could have a material and adverse effect on our financial condition and operating results.

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our customers’ end products, our revenues could be adversely affected.

In 2004 and 2005, some of our customers indicated that they were unable to acquire enough flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased manufacturing capacity for flash memory since then. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. According to IDC (Worldwide Flash Memory Card 2006-2010 Forecast, May 2006), the demand for flash memory cards is expected to rise rapidly through 2010. Because flash memory is a key component of most of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer semiconductor solutions from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

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

Most of our embedded graphics processors and some of our other products are sold through independent distributors. Sales of these products to distributors generate a material amount of our revenues. Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Because not all of our distributors are required to make a specified minimum level of purchases from us, we cannot be certain that they will sell our products on a priority basis. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise within our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would have a material and adverse effect on our financial results.

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

In addition, if any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and SMI Taiwan, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan due to uncertainties involving the Taiwan legal system.

We may be unsuccessful in developing and selling new products or in penetrating new markets required to maintain or expand our business.

Our revenue growth has been primarily from sales of our semiconductor solutions. Although we believe that our acquisition of FCI will enable us to offer more comprehensive solutions for mobile devices, our future success depends, in part, on our ability to develop successful new semiconductor solutions in a cost-effective and timely manner. We continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. The development of our semiconductor solutions is highly complex, and successful product development and market acceptance of our products depends on a number of factors, including:

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

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Three outside foundries, UMC, in Taiwan, SMIC, in China, and STMicroelectronics in Europe currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

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

After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield which involve our quality assurance team working closely with pertinent subcontractors in the various phases of the assembly and testing processes. We also emphasize a strong supplier quality management practice through which our quality assurance team pre-qualifies our manufacturing suppliers and subcontractors. However, despite our efforts to strengthen supplier quality management, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

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

We currently have more than 60 patents. We also have 78 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

As technology is an integral part of our design and product, we have, in the past, received communications alleging that our products infringe or misappropriate certain intellectual property rights held by others, and may continue to receive such communications in the future. We recently agreed with O2Micro International Limited to settle several intellectual property disputes and both parties have started to withdraw their claims and applications. See “Our Business — Legal Proceedings.” If any third party were to make valid intellectual property infringement or misappropriation claims against us, we may be required to:

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

We face competition from a large number of competitors in each of our targeted areas. We currently compete with other companies that produce flash storage controllers, such as Alcor Micro, Chipsbank, Genesys, Incomm, Phison, Samsung, Skymedi, and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For multimedia SoC products, the companies with whom we compete include Actions, ALi, AMD, NVIDIA, Rockchip, SigmaTel, and Vimicro. For mobile communications products, the companies with whom we compete include Analog Devices, Infineon, Qualcomm, NXP, RFMD and Skyworks. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

Fluctuations in exchange rates could result in foreign exchange losses.

Our reporting currency is the NT dollar. However, a significant portion of our operating expenses is denominated in currencies other than the NT dollar, primarily U.S. dollars, but also, to a lesser extent, Japanese Yen, Renminbi, Euros, and South Korean Won. As a result, appreciation or depreciation of other currencies in relation to the NT dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

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

Taiwan is particularly susceptible to earthquakes. For example, in September 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. Although earthquakes and other natural disasters in Taiwan have not caused serious damages to us, if we, our suppliers, providers of semiconductor manufacturing services and primary subcontractors are affected by an earthquake or other natural disasters, such as typhoons, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive events in Taiwan could severely disrupt the normal operation of business and have a material and adverse effect on our financial condition and operating results.

The manufacturers of our semiconductors use highly flammable materials such as alcohol, acetone, photo resistance, AsH3 and pH3, in the manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire. The risk of explosion and fire associated with these materials cannot be completely eliminated. Semiconductor companies experience explosion and fire damage from time to time. If any of their fabs or assembly facilities were to be damaged or cease operations as a result of an explosion or fire, it could reduce their manufacturing capacity. Such a reduction in the manufacturing capacity of our manufacturers could disrupt the production schedule of our products thereby causing us to miss orders from our customers, which will in turn have a material and adverse effect on our business and operating results.

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

SEC rules implementing Section 404 of the Sarbanes-Oxley Act of 2002 require us to include in our Annual Reports on Form 20-F a report by our management on our internal control over financial reporting that contains our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, beginning next year, our independent auditor must attest to and report on management’s assessment. We expect to incur additional costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements associated with our public company reporting requirements that we did not incur as a private company.

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

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

The market price of our ADSs has fluctuated significantly in the past and may continue to fluctuate in the future. We believe that such fluctuations will continue as a result of many factors, including future announcements concerning us, our competitors or the semiconductor industry in general or principal customers regarding financial results or expectations, technological innovations, industry supply dynamics, new product introductions, governmental regulations, the commencement or results of litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology and semiconductor companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our ADSs.

We may make acquisitions that are dilutive to existing stockholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.

We continually evaluate and explore strategic opportunities as they arise, including business combinations and capital investments. If we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing stockholders. Alternatively, acquisitions made entirely or partially for cash would reduce our cash reserves.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. In order to realize the intended benefits of acquisitions, we will have to successfully integrate and retain key personnel. We may experience delays in the timing and successful integration of acquired technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also result in our entering into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation, subject us to an increased risk of intellectual property and other litigation and increase our expenses. These challenges are magnified as the size of the acquisition increases, and we cannot assure you that we will realize the intended benefits of any acquisition. Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, the amortization of identifiable purchased intangible assets or impairment of goodwill, any of which could have a material adverse effect on our business, financial condition or results of operations.

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that such products will be successful after the closing, will not cannibalize sales of our existing products, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such company.

Political, Regulatory and Economic Risks

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

While we also, through our acquisition of FCI, maintain substantive operations in Korea. our principal executive offices and a majority of our employees and a significant amount of our research and development and operations are based in Taiwan. In addition, two of our primary third party manufacturers, UMC and SMIC, are located in Taiwan and China, respectively. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between the Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National Peoples’ Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

The relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could also have a material and adverse effect on the financial condition of two of our primary foundries that manufacture most of our semiconductors. One of the foundries, UMC, is located in Taiwan, and the other, SMIC, is located in China. Such relations between Taiwan and China and other factors could also have a material and adverse effect on the financial condition of SPIL and King Yuan Electronics, two of our primary subcontractors for the assembly and testing of our products, which are also located in Taiwan. In addition, any expansion or development of our research and development team in China could be restricted or jeopardized, and our sales and marketing performance may be affected.

Our business depends on the support of the Taiwan government, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwan government has been very supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwan government. For example, under the Statute for Upgrading Industries of Taiwan, we are granted tax credits by the Taiwan Ministry of Finance at rates set at certain percentages of the amounts utilized in qualifying research and development costs and in qualifying employee training expenses. If such tax credits cannot be utilized in the fiscal year in which the relevant costs or expenses were incurred, they may be carried forward for up to the next four years. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include 5-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the new share offerings received in 2002, 2003 and 2004 to fund eligible research and development projects. In the first quarter of 2005, SMI Taiwan received certain requisite consents or approvals for tax exemptions. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and note 13 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

If we are unable to satisfy the conditions set by the Investment Commission of the Taiwan Ministry of Economic Affairs, or the IC, the effectiveness of the share exchange leading to the establishment of our current corporate structure could be challenged by the ROC government authorities.

Our current corporate structure is established as a result of a share exchange between us and the shareholders of SMI Taiwan. Approval from the IC was sought and successfully granted for the share exchange. However the IC granted the approval on condition that SMI Taiwan must firstly, apply for at least five patents in each of 2005, 2006 and 2007, secondly, employ between 15 to 20 research and development engineers in each of 2005, 2006, and 2007, and finally, maintain research and development expenditures in the amount of at least NT$100 million (US$3.0 million) in each of 2005, 2006, and 2007. We are required to submit to the IC SMI Taiwan’s annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of those three conditions within four months after the end of each of 2005, 2006 and 2007. To the extent that we are unable to satisfy any of those three conditions, the IC may revoke our rights of repatriation of profits to be distributed by SMI Taiwan or rescind its approval of the share exchange. This would have an adverse effect on our corporate structure and consequently, materially and adversely affect our ability to conduct our business.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

Silicon Motion Technology Corporation (“Silicon Motion”) was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan) in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired Future Communications IC, Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in South Korea.

Our principal executive offices are located at No. 20-1, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. The address of our United States subsidiary, SMI USA is 1591 McCarthy Blvd., Milpitas, CA 95035. Our ADSs have been listed and traded on the Nasdaq National Market since June 2005.

Our corporate group chart is set out below.

Overview

We are a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoC business, and mobile communications business. Our mobile storage business is our significantly larger business and is composed of microcontrollers, also commonly known as controllers, used in NAND flash memory storage products such as flash memory cards, USB flash drives and card readers. These flash memory storage products are widely used by consumers to store data on multimedia consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices and personal multimedia players, and notebook and desktop personal computers. Our multimedia SoC business is composed of products that support MP3 and personal multimedia players, PC cameras and embedded graphics applications. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs and electronics toll collection RF ICs, which became our new product line as a result of our recent acquisition of FCI.

We sell our semiconductor solutions to leading original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Lexar Media, Samsung, Sony, STMicroelectronics, and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by the handset industry’s leading OEMs. Our multimedia SoCs are important components of MP3 and embedded graphics applications that are sold by companies such as Advantech, Fuji Xerox, GE, Intel, Kontron, Mattel, Panasonic, Philips, Sharp, Siemens, Sony, Thomson and Toshiba. We provide our innovative mobile communications ICs to LG Electronics, Pantech & Curitel, Samsung and other companies. We sell our products through our direct sales force and distributors in Canada, China, Europe, Japan, Korea, Singapore, Taiwan and the United States.

We have experienced rapid growth in our net sales. Our net sales grew from approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million in 2005 to approximately NT$3,460.5 million (US$106 million) in 2006, representing a compound annual growth rate, or CAGR of approximately 56%.

Recent Acquisition of Future Communications IC, Inc.

In April 2007, we acquired Future Communications IC, Inc. FCI is a leading designer of RF ICs for mobile TV and wireless communications based in Seoul, South Korea. The final purchase price for the transaction was approximately US$50 million in cash and US$40 million in our ordinary shares and options to purchase our ordinary shares. We have agreed to pay FCI shareholders up to an additional $12 million in cash under certain circumstances. The first condition is that FCI achieves, for its fiscal year 2007 ending December 31, 2007, a $33 million revenue target and a 53% product margin target. The second condition relates to the performance of our stock. If both the FCI revenue and product margin targets are reached, we have agreed to pay to FCI shareholders in cash the difference between US$12 million and 90% of the appreciation of our ADSs over an agreed period of time in the stock portion of the consideration received as part of this transaction. Before the inclusion of FCI acquisition-related charges, management expects that the transaction will be slightly accretive to earnings in 2007 and meaningfully accretive in 2008 and beyond.

Industry Background

The convergence of consumer electronics, communications, and computing devices has been accelerating at a faster rate in recent years as advances in technology enable different categories of electronic devices to offer similar functionalities, which often involve the processing, storage, and transfer of digital multimedia content. Mobile phones for example have been transformed into multimedia consumer electronics devices with camera, video recorder, music player, e-mail, internet access, television, and other functions, because mobile phones have increasingly sophisticated multimedia applications processing, data storage, and data transfer capabilities. Personal computers have also been transformed into multimedia consumer electronics devices by multimedia data processing, storage, and transfer technologies that include wireless connectivity, internet telephony, video telephony, and more advanced video and audio capabilities. Several important semiconductor technology developments have led to the significant improvement by electronics devices to process, store, and transfer digital multimedia content and these include the development of NAND flash as a widely used data storage medium, various high-performance multimedia application processors and advanced communication-related RF ICs.

Some of the key factors that are currently driving digital media semiconductor development include:

Proliferation of digital media content. Advances in digital technology have enabled audio, photo and video content to be digitized, transmitted, stored and catalogued. As the accessibility of digital media content continues to proliferate, demand has increased for a range of new digital consumer devices such as mobile phones with multimedia features, MP3 and other personal multimedia players, PC cameras, notebook PCs, and car navigation systems. Due to the proliferation of these devices, consumers will demand the ability to create, store, exchange and play back more digital media content than ever before. Two of the leading types of mobile storage of digital media content are flash memory cards and USB flash drives.

Greater storage capacity and advances in storage technologies. As technology advances, more and more memory-intensive applications have been developed to cater to consumer demands. For example, the resolution of consumer digital still cameras has increased from approximately one megapixel to eight megapixels or greater.

The average resolution of camera phones has also been increasing. Correspondingly, greater capacity is required to store the increasingly larger size of digital photo collections, personal digital audio libraries and digital videos. Rapid increase in NAND flash storage capacity and performance and rapid reduction in cost of NAND flash have allowed memory card using NAND flash to become the predominant memory medium to store such increasing digital media content.

Demand for greater mobility. Consumers are increasingly using portable devices to compute and exchange data, enjoy music including radio, take pictures and video, watch television and communicate with each other. Developments in high-speed wireless transmission protocols, such as CDMA, WCDMA, DAB, DVB-H, T-DMB, and S-DMB facilitate the one-way or two-way sharing and exchange of content and depend on high sensitivity, low power, high performance, small size, and low cost RF ICs for the sending and receiving of data.

Demand for smaller, lighter and more power-efficient electronic devices. Consumers are increasingly demanding portable electronic devices that enable them to enjoy digital media, communicate, and compute independent of physical location. To respond to demand for smaller, lighter and more power-efficient portable electronic devices, manufacturers are increasingly seeking highly-integrated multimedia solutions, such as system on chip (“SoC”) for MP3 players, embedded graphics applications and PC cameras.

Our Markets and Products

We design, develop and supply a portfolio of products targeted to multimedia consumer electronics applications. Our current product offerings are primarily targeted at three main markets: mobile storage, multimedia SoCs and mobile communications markets. The following is a brief description of each of our target markets.

Mobile Storage Products

We offer a broad range of controllers for NAND flash memory storage products, including flash memory cards, USB flash drives and card readers, and have recently began offering embedded controller solutions and controllers for solid state drives. Flash memory storage products are widely used by consumers to store data for multimedia consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices, personal multimedia players, and notebook and desktop PCs. Flash memory cards and USB flash drives are two of the largest end applications for NAND flash. Our controllers are designed to be compatible with and the companion IC to the vast majority of NAND flash produced by companies such as Hynix, Intel, Micron, Samsung, STMicroelectronics and Toshiba. Because NAND flash from different manufacturers may be dissimilar in terms of IC packaging, input/output timing, command code and other factors, a controller plays an important role in ensuring NAND flash used in flash memory storage products are compatible with consumer electronics host devices. New NAND flash from different manufacturers or the same vendor may require updates to the firmware in the controller, extensive and thorough debugging and testing of the controller with the updated NAND flash driver and extensive and thorough compatibility testing of the NAND flash memory storage product.

Key functions of our flash memory card and USB flash drive controllers include:

•	managing data input and output between the NAND flash in the flash memory storage product and the consumer electronics host device;

•	ensuring that flash memory storage products which use our controllers are compatible with the widest possible universe of consumer electronics host devices;

•	ensuring data reliability in NAND flash by detecting and correcting single bit errors in the NAND flash;

•	on a larger scale, ensuring data integrity in a NAND flash by mapping bad blocks and preventing the bad blocks from being used for storing data;

•	maximizing the life of a NAND flash with wear-leveling algorithms which spreads out the use of the memory array and equalizes the use of all the memory cells;

•	enhancing the read and write performance of NAND flash by utilizing two-plane architecture, interleaving, or other technologies; and

•	implementing security features to protect software code, personal data and multimedia digital rights.

Flash memory card controllers. NAND flash memory cards are non-volatile, solid state storage media that have become the predominate media for the storage of multimedia data used in mobile phones, digital still cameras and other portable consumer electronic devices because of their small and compact form factor, large storage capacity, low power consumption, high speed data transfer rate, and support of certain copyright protection technologies.

We believe we offer the broadest line of high-performance controllers for all major NAND flash memory card formats, including Compact Flash (“CF”), Memory Stick, MultiMedia Card (“MMC”), Secure Digital (“SD”) and xD-Picture Card (“xD”), as well as sub-types of these formats, such as SD card’s miniSD card and microSD card. We believe that our controllers are compatible with the majority of NAND flash currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash.

Our proprietary IC design methodology, strong firmware capability, proprietary assembly techniques and comprehensive testing procedures enable us to offer controllers that have significant competitive advantages with respect to compatibility, speed, connectivity and cost. Based on our proprietary QuickWrite technology, we believe our controllers outperform competing products on product benchmarking tests. Our FastMDC technology enables high performance flash memory access time and high reliability of data storage. Our flash memory controllers are also designed for very low stand-by power consumption, to withstand electro-static discharge and to allow flexible flash memory configuration through both hardware and firmware. Our flash memory controller ICs are manufactured using standard CMOS processes at 0.18 micron and 0.16 micron.

USB flash drive controllers. USB flash drives are NAND flash memory data storage devices integrated with a standard USB (“universal serial bus”) interface, commonly high speed USB 2.0. They are typically small, lightweight, removable and rewritable. USB flash drives are more compact, generally faster, have large capacity for data and are more robust and reliable than other types of portable storage devices such as hard disk drives and CD or DVD optical storage medium used with optical drives.

Our high performance USB flash drive controllers can support single and dual-channel SLC and MLC NAND flash configuration and are compatible with the majority of flash memory currently being produced by different flash memory manufacturers. They are designed for high data transfer rates, low power consumption, offer our customers an overall low cost solution with integrated voltage regulators and stand-by power components and support Master and Slave SPI (“Serial Peripheral Interface”) for applications such as a fingerprint sensor. Our controllers can support Microsoft Vista’s ReadyBoost, which increases a PC’s respond time by caching application data on a USB flash drive that supplements a PC’s RAM. Our ICs are manufactured using CMOS processes at 0.16 micron.

Card reader controllers. Because flash memory cards are widely used with a wide range of consumer, computing, and communications devices, including mobile phones, digital still cameras, desktop and notebook PCs, printers, and TVs, these devices require either external or internal card readers.

We believe that we are uniquely placed to supply controllers for card readers that can support the widest range of flash memory cards because we supply more flash memory card controllers and for a wider range of card formats using a wider range of NAND flash from different manufacturers than any of our competitors. Our card reader controllers are designed to support single or multiple card slots for all the popular card formats, such as CF, Memory Stick, MMC, SD and xD. Our card reader controllers can also assist host device OEMs in implementing certain security features.

Other storage controllers. In addition to controllers for flash memory cards, USB flash drives and card readers, we have recently developed and have shipped to customers embedded controller solutions and controllers for solid state drives. Our embedded controller solutions include controllers mounted on the printed circuit board of electronic devices, such as DVD players and flat panel TVs, used to control NAND flash also mounted on the printed circuit board of the device, as well as controllers contained in a single semiconductor package with one or more companion NAND flash dies. Our controllers for solid state drives have been developed for use in certain notebook PCs and camcorders and digital 35mm single lens reflex cameras that have replaced tape storage or hard disk drives with solid state drivers.

Multimedia SoCs

We design and develop a wide range of multimedia SoCs for MP3 and personal multimedia players, embedded graphics applications and PC cameras. SoCs are integrated circuits that include a central processing unit, memory interfaces and other components and that address a range of end application requirements, including low power, high performance, low cost and high levels of system integration. Our SoCs are manufactured using standard CMOS processes.

Personal media player SoCs. Personal media players are battery-powered, flash memory-based portable devices that store and play digital media such as audio, photos and video. The market for personal compressed audio players, commonly referred to as MP3 players, has grown rapidly and is beginning to incorporate other functions, such as video and wireless connectivity. MP3 players have become one of the most popular consumer electronics devices and have largely replaced personal cassette players and other traditional audio players.

We focus on SoCs for personal media players that use NAND flash as the data storage medium, the principal type of medium for these devices, which have largely replaced hard disk drive as a storage medium except for the largest memory capacity devices. Our solutions are designed to enable personal media players to manage thousands of digital media files, the number of which is limited to a large extent only by the capacity of the NAND flash used in the device. Personal media player SoCs are integrated solutions based on two key technology building blocks, codecs for audio and other media and a NAND flash controller, which is a Silicon Motions core technology. The capabilities of a personal media player’s NAND flash controller is an important factor because the cost of NAND flash is a very large percentage of a personal media player’s bill of materials and the largest category of cost.

Our personal media player SoCs are high performance, low power single-chip solutions that feature MP3 and WMA audio and JPEG image decoders, a NAND flash controller, power management, supports Microsoft’s Windows Media DRM and interfaces to an FM module, USB 2.0, flash memory card formats, such as SD and MMC, and color LCD. Our newer generation SoCs also feature a motion JPEG digital signal processor.

Embedded graphics processors. Graphics processors are commonly used by desktop and notebook PCs, game consoles, work stations and multimedia mobile phones to increase the speed and complexity of images that can be displayed on a monitor, TV or screen, as well as improve color definition and image resolution. Graphics processors are also used to control the displays of servers and a wide range of consumer and lifestyle, medical and industrial, office equipment, entertainment and other products.

Before we combined our business with Feiya in 2005, SMI USA was principally a graphics processor company. We are currently focused primarily on designing, developing and marketing high-performance, low-power SoCs which contain a graphics processor engine and embedded memory and are highly integrated and low cost, small chip size, easy to design-in by systems integrators, and fully supported and not end-of-life. The markets in which we compete include low-end servers, consumer and lifestyle products, medical and industrial applications, office equipment and non-game console entertainment devices. Our embedded graphics processors are generally used to render text, 2D graphics and graphical user interface (GUI) on displays.

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

Image processors. With improvements in the bandwidth of broadband internet access and video telephony software, consumers are increasingly using desktop and notebook PCs equipped with webcams to conduct video telephony and conferences. An image processor is required to process and enhance the image captured by the CMOS image sensors located behind the lens of a webcam.

Our single chip image controller for USB 2.0 PC camera solutions supports CMOS image sensors of up to 2.0 megapixels. Our SoC integrates the color processor engine, JPEG compression, AC-Link/IIS audio interface and high-speed USB 2.0 device controller and also supports all legacy PC systems equipped with USB 1.1 host interfaces.

Mobile Communications

Beginning in May 2007, we started offering semiconductor solutions for mobile TV, mobile telephony, and electronic toll collection systems. Our new mobile communications portfolio of products became a part of our company following the completion of our acquisition of FCI at the end of April 2007. The core technology of FCI is RF ICs for mobile communications, whether for receiving mobile TV signals on mobile phones, receiving and transmitting voice, video and data on mobile phones or receiving and transmitting data between automobiles and highway toll collection systems for the wireless collection of toll fees.

Mobile TV tuners. Our products include mobile TV tuners for mobile phones. Our tuners are designed for many mobile TV broadcast standards including S-DMB and T-DMB. Our solutions for DVB-H, ISDB-T, and StiMi are currently under development. Our tuners can also receive digital audio broadcast (DAB) signals. According to competitor product benchmarking, we believe our mobile TV are among the best in the market in terms of smallest chip size, lowest power consumption, lowest noise and high adjacent channel selectivity (ACS). We cooperate closely with many demodulator IC partners and sell our products in die form or in a SiP in combination with a demodulator die provided by our demodulator IC partner.

CDMA RF ICs. We offer CDMA transmitters, receivers, transceivers, low noise amplifiers (LNA) and power amplifiers (PA).

Electronic toll collection system RF ICs. We are the sole supplier of transceiver ICs for Korea’s electronic toll collection system.

Our Customers

We sell our semiconductor solutions to leading original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, worldwide. We provide our high performance flash memory storage controller to companies such as Lexar Media, Samsung, Sony, STMicroelectronics, and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by the handset industry’s leading OEMs. Our multimedia SoCs are important components of MP3 and embedded graphics applications that are sold by companies such as Advantech, Fuji Xerox, GE, Intel, Kontron, Mattel, Panasonic, Philips, Sharp, Siemens, Sony, Thomson and Toshiba. We provide our innovative mobile communications ICs to LG Electronics, Pantech & Curitel, Samsung and other companies.

Sales to our five largest customers represented approximately 35%, 40% and 57% of our net revenue in 2006, 2005 and 2004, respectively. We only had one customer in 2006 and 2005 that accounted for 10% or more of our sales, and three customers in 2004 that accounted for 10% or more of our sales in 2004. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2006, Samsung Electronics was our sixth largest customer and accounted for approximately 4% our sales. In 2006, ATP Electronics and Barun Electronics were our second and seventh largest customers and accounted for approximately 9% and 4% of our sales, respectively. We believe a substantial portion of our sales to ATP Electronics and Barun Electronics are included in the products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 13% and 15% of our net sales. We believe that if our sales to ATP Electronics and Barun Electronics were included in our sales to Samsung Electronics in 2005 and 2004, such direct and indirect sales to Samsung Electronics would amount to between 10% and 12% and 4% and 5% in the respective years. In 2006, 2005 and 2004, Lexar Media was our ninth, fourth and second largest customer and accounted for approximately 3%, 7% and 13% of our sales in the respective years. We believe a substantial portion of our sales to Power Digital Card and Macrotron Systems in 2006, 2005 and 2004 are included in Lexar Media’s products and that such indirect and direct sales to Lexar Media amounted up to 8% of our net sales in 2006, up to 18% in 2005 and up to 35% of our net sales in 2004.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent distributors. We have direct sales personnel in Taiwan and the United States. Our direct sales force is divided into two groups that focus on retail and OEM and ODM opportunities, respectively. Approximately 72% of our sales in 2006 were attributable to our direct sales force while the remainder was attributable to independent distributors. As of December 31, 2006, we had 84 persons on our sales and marketing team, including 43 in Taiwan and 7 in the United States, and 34 persons on our after-sales support team in China, Japan, Korea and Germany. We intend to increase our sales efforts in order to expand our OEM and ODM customer base.

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

We are also actively involved in both the MMCA and the SDCA, which enable us to keep abreast of the latest developments in the flash memory card industry and promote our brand name. Our marketing group works closely with our sales and research and development groups to align our product development road map with the interests of our customers, both existing and potential. Our marketing group also works with our sales team to identify new business opportunities.

Research and Development

We devote a significant amount of resources in research and development to broadening and strengthening our portfolio of product offerings. Our engineering team has expertise in system architecture, IC design, digital and mixed-signal design and software engineering. As of June 20, 2007, we had 60 patents in China, Japan,

Taiwan, Korea, and the United States, with approximately 191 full-time engineers focused in our research and development efforts and technical services support. These included 29 engineers in application-specific integrated circuits, 28 in systems engineering, 53 in firmware, 6 in software, 32 in laboratory and 43 in digital signal processing, computer-aided design, place and route, applications engineering and product engineering. Our research and development expenses were approximately NT$238.5 million, NT$373.5 million and NT$502.2 million (US$15.4 million) for the years ended December 31, 2004, 2005 and 2006, respectively. Our products-focused engineering offices are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea, Shanghai, China and Milpitas, California. Our research and development efforts in the United States are mostly focused on embedded graphics products, while our research and development efforts in Asia are focused on mobile storage and other products.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual dies on each wafer are assembled into finished ICs and undergo several stages of testing before delivery to our customers. We also ship bare dies to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the research and development efforts of leading manufacturers without the requirement to commit substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.

Wafer fabrication. UMC in Taiwan and SMIC in China are currently our primary foundries that manufacture most of our semiconductors. These foundries currently fabricate our devices using mature and stable CMOS process technology with line-widths of 0.16-, 0.18-, 0.25- and 0.35-micron. We also rely on STMicroelectronics as our foundry for mobile communications products using Bi-CMOS process technology. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual die, assembled into finished IC packages, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic test equipment. We currently engage companies such as King Yuan Electronics, SPIL, and Youngtek Electronics in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

We currently compete with other companies that produce flash memory storage controllers, such as Alcor Micro, Chipsbank, Genesys, Incomm, Phison, Samsung, Skymedi, and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For multimedia SoC products, the companies with whom we compete include Actions, ALi, AMD, NVIDIA, Rockchip, SigmaTel, and Vimicro. For mobile communications products, the companies with whom we compete include Analog Devices, Infineon, NXP, Qualcomm, RFMD and Skyworks.

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

As of June 20, 2007, we held 16 patents in Taiwan, 24 patents in the United States, 4 patents in China, 12 patents in Korea, and 4 patents in Japan, relating to various flash management, USB application and other technologies. These patents will expire at various dates from 2007 through 2025. As of June 20, 2007, we also had a total of 19 pending patent applications in Taiwan, 27 in the United States, 10 in China and 7 in Japan and 15 in Korea. In addition, we have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”) as trademarks in Taiwan and the United States and have made application in China and Japan to register the mark. FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF and zipSYS are also our trademarks or registered trademarks.

We typically enter into license agreements with relevant third parties under which we produce our products. Such third parties include intellectual property vendors such as computer aided design tool vendors and software vendors.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We applied for 36 patents in 2006 and intend to apply for at least five patents in 2007. We may need to enforce our patents or other intellectual property rights, or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources and of our efforts to procure other intellectual property rights. See Item 3 — “Risk Factors — Risks Related to Our Business — Failure to protect our proprietary technologies or maintain the right to certain technologies may negatively affect our ability to compete.”

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2004	2005	2006
Management and administration	29	44	64
Operations	9	10	11
Research and development	69	141	202
Sales and marketing	32	47	84

Total	139	242	361

As of December 31, 2006, we had 361 employees, including 235 in Taiwan, 31 in the United States, 88 in China, and 7 in Japan and Korea.

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

Facilities

Our headquarters in Taiyuan Science Park, Jhubei City, Hsinchu County, Taiwan, consisting of our finance, administration, human resource, MIS (IT), operations, research and development and management departments, is located in a leased space of approximately 37,500 square feet. We lease the premises under a two-year term lease, expiring February 28, 2008, and a three-year lease, expiring March 15, 2008. We also lease premises in Taipei, Taiwan, which occupies approximately 24,000 square feet under a one-year lease, expiring May 31, 2008 and a two-year lease, expiring November 30, 2008; in Milpitas, California, under a five-year lease, commencing April 1, 2007 and expiring March 31, 2012, which occupies approximately 12,000 square feet; in Shanghai, China, under a two-year lease, expiring May 7, 2008, which occupies approximately 15,900 square feet; in Shenzhen, China, under a two-year lease, expiring January 17, 2009, which occupies approximately 9,500 square feet; in Shin-Yokohama, Japan, under a two-year lease, expiring March 25, 2007, and which occupies approximately 1,500 square feet; and in Seoul, Korea, under a two-year lease, expiring February 27, 2009, and which occupies approximately 1,300 square feet.

We conduct research and development pertaining to our products at our facilities in Taiwan, China, and California. We implement our sales and marketing initiatives through our sales offices located in Taiwan, China, Korea, Japan and California.

With our recent acquisition of FCI, we also have additional operating facilities in Korea, China and California. The facilities in Seoul, Korea, which houses our mobile communications business management, research and development, sales, operations, finance and other functions, is an approximately 22,677 square feet leased premise under a three-year lease, expiring August 9, 2008. FCI also leases a small office in San Jose, California which houses a sales function and maintain a representative office in Beijing, China with sales and engineering support and a design team.

We own commercial property in Sizhi, Taipei, Taiwan of approximately 6,000 square feet, which is currently not used and which we have leased out as office premises.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. We have achieved significant sales growth since our inception, primarily due to significant increases in the number of semiconductors we have sold, offset partially by the lower average selling prices of each type of semiconductor. We compete primarily in the markets for controllers for flash-based storage products and multimedia SoCs. Our products primarily consist of controllers for flash memory cards, USB flash drives and flash card readers, and SoCs for MP3 players, embedded graphics applications, and PC cameras. Net sales generated by these product groups for the periods indicated were as follows:

	Year Ended December 31,
	2004		2005		2006
	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile storage products(1)	1,865,699	86	2,270,121	85	3,004,507	87
Multimedia SoCs(2)	285,441	13	402,139	15	432,072	12
Other products(3)	15,587	1	14,232	—	23,880	1

Total	2,166,727	100	2,686,492	100	3,460,459	100

(1)	Includes controllers for flash memory cards, USB flash drives and flash card readers.
(2)	Includes multimedia display processors and portable audio SoCs. We began shipping our portable audio SoCs in the first quarter of 2005.
(3)	Includes primarily demo boards.

We market and sell our products worldwide through a combination of direct sales personnel focusing on sales to ODMs and OEMs that tend to purchase in higher volumes, as well as through independent distributors focusing on customers that generally purchase in smaller volumes. We have direct sales personnel in Taiwan and the United States. Most of our controllers for mobile storage products are sold to large customers who tend to buy in higher volumes, and therefore we sell most of these products through our direct sales personnel (83% and 79% for the years ended December 31, 2005 and 2006, respectively), with a smaller portion sold through independent distributors (17% and 21% for the years ended December 31, 2005 and 2006, respectively). Most of our multimedia SoCs such as multimedia display processors are sold through independent distributors (75% and77% for the years ended December 31, 2005 and 2006, respectively), as our multimedia display processors are mainly sold to a broader group of customers who tend to buy in smaller volumes.

In determining whether to sell directly or through distributors, we consider, among other factors, our experience in those particular markets, creditworthiness of customers, our ability to identify customers, extent of volume demand in the market and our ability to provide technical support easily in the market.

For the years ended December 31, 2004, 2005 and 2006 we derived approximately 59%, 59%, and 58%, respectively, of our net sales from customers located in Taiwan and approximately 31%, 19%, and 10%, respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2004	2005	2006
Country
Taiwan	59%	59%	58%
United States	31%	19%	10%
Others	10%	22%	32%

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year End December 31,
	2004	2005	2006
Currency
U.S. dollars	57%	54%	57%
NT dollars	43%	46%	43%

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

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as flash-based storage products, MP3 players and PC cameras, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and generally, decreased net sales in the first half of each year. However, our recent rapid sales growth makes it difficult for us to assess the impact of seasonal factors on our business.

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance and occupancy costs paid to third-party manufacturers; and

•	cost of raw materials, for example, SDRAM used with our graphics processors.

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

Research and development expenses. Our research and development expenses consist primarily of employee salaries and contractor costs, stock-based compensation expense, fees paid for the use of intellectual properties and design tools developed by third parties, development cost of software, expenses for the design, development and testing of system architecture, new product or product alternatives, costs for the construction of prototypes, occupancy costs and depreciation on research and development related equipment. We expense research and development expenditures as they are incurred. We expect research and development expenses to increase in future periods in absolute terms as we continue to broaden and strengthen our product portfolio.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of employee salaries and related costs, stock-based compensation expense, commissions paid to independent distributors and costs for our advertising and promotional activities. We expect that our sales and marketing expenses will increase in absolute terms over the next several years. However, we believe that as we continue to achieve scale and greater operating efficiencies, our sales and marketing expenses may over time decline as a percentage of our net sales.

General and administrative expenses. Our general and administrative expenses consist primarily of general employee salaries and related costs, stock-based compensation expense, insurance premiums, professional fees and allowance for doubtful accounts. We expect that general and administrative expenses will increase in absolute terms in future periods as we continue to expand our operations, and as a result of the increased costs necessary to comply with the legal and regulatory requirements applicable to publicly listed companies in the United States.

Accounting for stock-base compensation. The SFAS No. 123(R) was adopted on January 1, 2006. We recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

We elected the modified prospective application method for adopting SFAS No. 123(R). Under this method, the unrecognized expense of awards not yet vested at January 1, 2006, the date of adoption is recognized in net income in the periods after the date of adoption using the same Black-Scholes valuation method and assumptions determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as disclosed in our previous annual report.

Non-operating income and expenses. Our non-operating income and expenses include our gains or losses on the sales of our investment, our interest from deposited cash or short-term investments, our gains or losses on foreign exchange rates, our impairment of any long-term investments, our interest paid on capital leases and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments annually, generally at the end of every fiscal year, and make corresponding adjustments as needed to the value of our long-term investments.

Provision for income taxes. We accrue income taxes at the applicable statutory rates in accordance with the jurisdictions where our subsidiaries are located and as adjusted for certain items including accumulated losses carried forward, non-deductible expenses, research and development tax credits, certain tax holidays, as well as changes in our deferred tax assets and liabilities and related valuation allowance. Furthermore, Taiwan tax regulations require our Taiwan subsidiary to pay an additional 10% tax on unappropriated earnings. The Taiwan government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include five-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the share offerings it received in 2002, 2003 and 2004 to fund eligible research and development projects. In the first quarter of 2005, SMI Taiwan received (a) all approvals, including shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2002, which exemptions have become effective as of January 1, 2005; (b) the preliminary approval and shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2003, and (c) the preliminary approval for tax exemptions in connection with research and development projects using funds raised in 2004. We intend to let SMI Taiwan enjoy the tax exemptions in connection with research and development projects using funds raised in 2004. Once all the required governmental approvals and shareholders’ consents are received for particular research and development projects, SMI Taiwan will be entitled to tax exemptions for income derived from products using technologies from such projects for five years, starting from the fiscal year determined by SMI Taiwan in accordance with relevant regulations. With a combination of tax credits and exemptions, we expect our effective tax rate to be lower than the statutory tax rate, so long as we are able to continue to take advantage of the Taiwanese government’s favorable tax policies. See “Risk Factors — Risks Related to Our Business — Our business depends on the support of the Taiwanese government, and a decrease in this support may increase our tax liabilities and decrease our net income” for the risks related to our ability to enjoy favorable tax policies of the Taiwanese government.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. For the years ended December 31, 2004, 2005, and 2006, our allowance for sales returns was approximately NT$16.8 million, NT$18.1 million and NT$ 35.1million (US$1.1 million), respectively, representing approximately 1.0%, 1.0% and 1.0% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. During 2006, we incurred actual price adjustments to distributors of approximately NT$512 thousand (US$16 thousand).

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

As of December 31, 2005 and 2006 our allowance for trade-related doubtful accounts was approximately NT$6.0 million and NT$19.6 million (US$0.6 million), respectively, both representing approximately 1.0% of our gross accounts receivables as of those respective dates. In 2006, we also wrote-off a NT$40.0 million (US$1.2 million) non-trade related receivable, the collection of which we believe is doubtful.

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

We have been or are currently involved in various claims and legal proceedings and have incurred certain costs associated with defending litigation matters. Periodically, we review the status of each significant matter and assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	58.8	50.0	46.6

Gross profit	41.2	50.0	53.4

Operating expenses (income):
Research and development	11.0	13.9	14.5
Sales and marketing	6.5	5.8	5.8
General and administrative	4.8	4.8	6.3
Amortization of intangible assets	0.8	0.2	—
Impairment of intangible assets	0.6	—	—
Compensation to customers	—	0.3	—
Write-off other receivable	—	—	1.2
Compensation from litigation settlement	—	—	(0.1)

Total operating expenses	23.7	25.0	27.7

Operating income	17.5	25.0	25.7

Non-operating income (expenses):
Gain on sales of investments — net	0.5	0.4	0.5
Interest income	0.0	1.0	1.9
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss) — net	0.6	0.1	(0.2)
Impairment of long-term investments	(0.1)	—	—
Other income (expense), net	0.0	0.1	0.1

Total non-operating income	1.0	1.6	2.3

Income before income taxes	18.5	26.6	28.0
Income tax (benefit) expense	6.1	1.6	0.6

Net income	12.4%	25.0%	27.4%

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Net sales. Our net sales for the year ended December 31, 2006 were approximately NT$3,460.5 million (US$106.2 million) compared to approximately NT$2,686.5 million for the year ended December 31, 2005, an increase of approximately 29%. The increase in our net sales was primarily due to an increase in net sales from our mobile storage product, which had increased from 85% of overall net sales in 2005 to 87% of overall net sales in 2006.

The increase in the net sales of our mobile storage products was due to strong volume demand for our mobile storage products, especially our controllers for flash memory cards, partially offset by declining average selling prices. The strong volume demand for our mobile storage products was due in part to the growing demand for digital multimedia devices that use flash-based storage medium, combined with what we believe to be our favorable competitive position in the markets that we serve, which we believe is primarily due to our ability to deliver products that are universally compatible, highly efficient and require minimal power consumption at competitive cost and to provide comprehensive post-sale support services.

For the year ended December 31, 2006, we shipped approximately 160.8 million units of semiconductors for mobile storage products in total, an increase of approximately 103% from approximately 79.4 million units for the year ended December 31, 2005. Total unit shipment of our multimedia SoCs for the year ended December 31, 2006 remained unchanged at 1.8 million units with the year ended December 31, 2005.

Cost of sales. Our cost of sales grew to approximately NT$1,612 million (US$49.5 million) for the year ended December 31, 2006 from approximately NT$1,342.7 million in 2005. Our cost of sales as a percentage of net sales declined from approximately 50.0% of our net sales in 2005 to 46.6% of our net sales in 2006. Our cost of sales increased as a result of the increased number of semiconductors sold. However, our cost per unit declined because of several factors. Our cost per unit declined as we migrated our manufacturing process technology to smaller geometries which increased the number of dies per silicon wafer and lowered our unit cost. A second factor was the shift towards shipping a larger percentage of our flash memory controllers in bare die form. The lack of chip assembly removed a cost component that we had previously passed along to our customers without much mark-up. A third factor was that wafer prices in general were lower in 2006 than in 2005.

Gross profit. Our gross margin increased to 53.4% for the year ended December 31, 2006 from 50.0% for the year ended December 31, 2005 due to improvements in our cost of sales.

Research and development expenses. Our research and development expenses increased to approximately NT$502.2 million (US$15.4 million), or 14.5% of net sales, for the year ended December 31, 2006 from approximately NT$373.5 million, or 13.9% of net sales, for the year ended December 31, 2005. Several factors contributed to the 34% increase in research and development expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 141 to 202 employees in our research and development group, and also as we started accounting for stock-based compensation in 2006, the amount of which was NT$37.7 million. Our project expense increased as we continued to invest in card readers, portable audio SoCs for MP3 players and image processor for PC cameras. We expect research and development expenses to increase in absolute terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$200.5 million (US$6.2 million), or 5.8% of net sales, for the year ended December 31, 2006 from approximately NT$157.3 million, or 5.8% of net sales, for the year ended December 31, 2005. Several factors contributed to the 28% increase in sales and marketing expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 47 to 84 employees in our sales and marketing group, and also as we started accounting for stock-based compensation in 2006, the amount of which was NT$13.5 million. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to increase the size of our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$219.4 million (US$6.7 million), or 6.3% of net sales, for the year ended December 31, 2006 from approximately NT$129.1 million, or 4.8% of net sales, for the year ended December 31, 2005. Several factors contributed to the 70% increase in general and administrative expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 44 to 64 employees in our general and administrative group, and also as we started accounting for stock-based compensation in 2006, the amount of which was NT$31.0 million. Our general and administrative expenses also increased because of higher costs necessary to comply with the legal and regulatory requirements applicable to publicly listed companies in the United States. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations.

Write-Off of OtherReceivables. For the year ended December 31, 2006, we wrote-off a NT$40.0 million (US$1.2 million) non-trade receivable, the collection of which we believed was doubtful. We did not have a similar write-off for the year ended December 31, 2007.

Interest expense. Our interest expense decreased to approximately NT$33,000 (US$1,013) for the year ended December 31, 2006 from approximately NT$46,000 for the year ended December 31, 2005. Our interest expense for 2006 decreased as a result of less capital lease payments under which we rented some of our office equipment in our US subsidiary.

Gain from litigation settlement. Our dispute with Phison was settled on September 22, 2006 after Phison paid us NT$3,000 thousand (US$92 thousand).

Foreign exchange gain (loss). For the year ended December 31, 2006, we incurred a foreign exchange loss of NT$5.2 million (US$0.2 million), compared with a gain of NT$1.8 million for the year ended December 31, 2005. The foreign exchange loss is attributable to the weakening of the exchange rate of the NT dollar as compared to the U.S. dollar during the period.

Interest income. Our interest income increased to approximately NT$65.2 million (US$2.0 million) for the year ended December 31, 2006 from approximately NT$26.9 million for the year ended December 31, 2005. Our interest income increased as a result of increases in our cash and cash equivalent position as well as rising interest rates.

Income tax expense. Our income tax expense decreased to approximately NT$21.0 million (US$0.6 million) for the year ended December 31, 2006 from an income tax expense of approximately NT$42.1 million for the year ended December 31, 2005. Our income tax expense decreased primarily as a result of income tax credit earned in 2006.

Net income. As a result of the foregoing, our net income increased to approximately NT$947.5 million (US$29.1 million) for the year ended December 31, 2006 from approximately NT$673.3 million for the year ended December 31, 2005.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

Net sales. Our net sales for the year ended December 31, 2005 were approximately NT$2,686.5 million compared to approximately NT$2,166.7 million for the year ended December 31, 2004, an increase of approximately 24%. The increase in our net sales was primarily due to an increase in sales volume from our key products. Net sales from our mobile storage products and multimedia SoCs were approximately 85% and 15%, respectively, of total net sales for the year ended December 31, 2005.

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

Cost of sales. Our cost of sales grew to approximately NT$1,342.7 million for the year ended December 31, 2005 from approximately NT$1,274.4 million in 2004. Our cost of sales was approximately 50.0% of our net sales in 2005 compared to 58.8% of our net sales in 2004. Our cost of sales increased as a result of the increased number of semiconductors sold. However, our cost per unit declined as a result of the migration of our manufacturing process technology to smaller geometries which increased the number of dies per silicon wafer and lowered our unit cost, and the fact that a larger percentage of our flash memory controllers were shipped in bare die form, which saved us significant costs associated with packaging.

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

Research and development expenses. Our research and development expenses increased to approximately NT$373.5 million, or 13.9% of net sales, for the year ended December 31, 2005 from approximately NT$238.5 million, or 11.0% of net sales, for the year ended December 31, 2004. Several factors contributed to the 57% increase in research and development expenses. Salary, benefits, rental and travel expenses grew as we increased our headcount from 69 to 141 employees in our research and development group. Our project expense increased as we continued to invest in new versions of our flash memory controllers and USB 2.0 flash disk drive controllers, portable audio SoCs for MP3 players and image processor for PC cameras. We expect research and development expenses to increase in absolute terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$157.3 million, or 5.8% of net sales, for the year ended December 31, 2005 from approximately NT$141.1 million, or 6.5% of net sales, for the year ended December 31, 2004. Our sales and marketing expenses increased by approximately 11% from 2004 to 2005 primarily as a result of increases in salary, benefits and office rental expense arisen from increased headcount as well as higher commission. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to increase the size of our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$129.1 million, or 4.8% of net sales, for the year ended December 31, 2005 from approximately NT$103.3 million, or 4.8% of net sales, for the year ended December 31, 2004. Our general and administrative expenses increased by approximately 25% as a result of higher professional fees, primarily as a result of our being a public company, higher travel expense and miscellaneous expenses. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations.

Amortization of intangible assets. Our expense relating to amortization of intangible assets decreased to approximately NT$4.5 million for the year ended December 31, 2005 from approximately NT$17.8 million for the year ended December 31, 2004. This expense was associated with the annual amortization of intangible assets relating to our acquisition of SMI USA in August 2002. Our amortization expense was lower in 2005 as a result of our recognition of impairment charges related to these acquired intangible assets in 2004.

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

Interest expense. Our interest expense decreased to approximately NT$46,000 for the year ended December 31, 2005 from approximately NT$169,000 for the year ended December 31, 2004. Our interest expense for 2005 decreased as a result of the termination of some capital leases under which we rented some office equipment in our US subsidiary.

Foreign exchange gain. The foreign exchange gain was due to change in exchange rates decreased from NT$13.7 million in 2004 to NT$1.8 million in 2005. This increase is attributable to the weakening of the exchange rate of the NT dollar as compared to the U.S. dollar during the periods.

Interest income. Our interest income increased to approximately NT$26.9 million for the year ended December 31, 2005 from approximately NT$0.6 million for the year ended December 31, 2004. Our interest income increased as a result of increases in our cash and cash equivalent position as well as rising interest rates.

Income tax expense. Our income tax expense decreased to approximately NT$42.1 million for the year ended December 31, 2005 from an income tax expense of approximately NT$133.1 million for the year ended December 31, 2004. Our income tax expense decreased primarily as a result of the five-year tax exemptions for income attributable to expanded production capacity or newly developed technologies, starting in 2005.

Net income. As a result of the foregoing, our net income increased to approximately NT$673.3 million for the year ended December 31, 2005 from approximately NT$268.0 million for the year ended December 31, 2004.

Liquidity and Capital Resources

As of December 31, 2006, we had approximately NT$1,808.0 million (US$55.5 million) in cash and cash equivalents, approximately NT$1,458.8 million (US$44.8 million) in short-term investments and approximately NT$65.0 million (US$2.0 million) in refundable deposits for reserving foundry capacity with our manufacturing partners. We maintain our cash balances in deposits with banks in Taiwan and in money market instruments offshore. Our short-term investments consist primarily of bond funds that are denominated in NT dollars and invested primarily in time deposits and Taiwan government and corporate bonds. As of December 31, 2006, we had an unutilized credit facility of NT$70 million (US$2.1 million) which remains uncommitted, can be used for many purposes and is subject to annual renewal.

On April 30, 2007, we acquired Future Communications IC, Inc. The final purchase price for the transaction was approximately US$50 million in cash and US$40 million in our ordinary shares and options to purchase our ordinary shares. Cash which we paid as part of the purchase price reduced our cash and cash equivalent and short-term investments by US$50 million.

We believe our existing cash balances and short-term investments, together with cash we expect to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products and availability of attractive acquisition opportunities. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2006
	NT$	NT$	US$
	(In thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	539,008	596,763	18,311

Net cash provided by (used in) investing activities	(1,011,935)	(425,010)	(13,041)

Net cash provided by (used in) financing activities	1,278,868	59,929	1,839

Depreciation and amortization	23,906	35,596	1,092

Capital expenditures	(42,708)	(271,697)	(8,337)

Operating activities.

Our net cash provided by operating activities was approximately NT$596.8 million (US$18.3 million) for the year ended December 31, 2006, an increase of approximately NT$57.8 million over net cash provided by operating activities of approximately NT$539.0 million for the year ended December 31, 2005. Our net cash provided by operating activities increased in 2006 primarily as a result of our higher income from operations, our increased accounts payable and increased income tax payable and was partially offset by increases in our accounts receivable.

Investing activities.

Our net cash used in investment activities includes the acquisition of long-term investment and purchase of properties was approximately NT$425.0 million (US$13.0 million) for the year ended December 31, 2006, compared to net cash provided by investing activities of approximately NT$1,011.9 million for the year ended December 31, 2005. Our net cash used in investing activities in 2006 was primarily a result of our investments in Chipmast and Vastview, and prepayment of construction in progress.

Financing activities.

Our net cash provided in financing activities was approximately NT$59.9 million (US$1.8 million) for the year ended December 31, 2006, compared to net cash provided by financing activities of approximately NT$1,278.9 million for the year ended December 31, 2005. Proceeds of NT$38.1 million (US$1.2 million) were received from the issuance of 1.2 million shares of our common stock upon exercise of employee stock options. Such proceeds were used for working capital and funding research and development of new products.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2006:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	NT$	NT$	NT$	NT$	NT$
	(In thousands)
Operating leases	20,681	17,304	3,377	—	—
Capital leases	484	281	203	—	—
Pension	17,988	17,988	*	*	*

Total commitments	39,153	35,573	3,580	—	—

*	Our pension obligation after one year has not been estimated.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Inflation and Monetary Risk

The principal markets for our products have been in Taiwan and the United States and we do not believe that inflation in Taiwan or the United States has had a material impact on our results of operations. The rate of inflation in Taiwan was approximately 1.6%, 2.3%, and 1.0% for 2004, 2005, and 2006, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on the results of operations and financial position of the Company, and is not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132R” (SFAS No. 158). Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status to be reflected in comprehensive income are effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. SFAS No. 158 also requires the measurement date of the plan’s funded status to be the same as the Company’s fiscal year-end. The Company adopted all requirements of SFAS No. 158 for the year ended December 31, 2006. Upon the adoption of SFAS No. 158, the Company recognized an increase to accumulated other comprehensive income of NT$2,100 thousand as of December 31, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal 2007. The cumulative effects, if any, of applying FIN No. 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on the results of operations and financial position of the Company and is not yet in a position to determine such effects.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the Company’s fiscal year 2006 annual financial statements. The Company believes that there is no impact on the results of operations and financial position of the Company after adopting SAB No. 108.

In February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this standard, the Company may choose to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This selection is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method that the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. The Company believes that there is no impact on the result of operations and financial position of the Company after adoption of SFAS No. 159.

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

Name	Age	Position
James Chow	57	Chairman of the Board
Wallace C. Kou	49	President, Chief Executive Officer and Director
Henry Chen	42	Director
Tsung-Ming Chung	58	Director
C. S. Ho	58	Director
Lien-chun Liu	50	Director
Yung-Chien Wang	44	Director
Riyadh Lai	38	Chief Financial Officer
Ken Chen	46	Vice President, Operations
Frank Chang	41	Senior Director, Research and Development

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

James Chow has served as the Chairman of our board of directors since April 22, 2005. Mr. Chow became the Chairman of Concord Financial Co., Ltd. in July 1993. Concord Financial Co., Ltd. is a venture capital firm and one of our significant shareholders. Since May 2003, Mr. Chow has also served as the Chairman of Waffer Technology Corporation, a manufacturer of magnesium alloy products in Taiwan. Mr. Chow received an MBA from Columbia University.

Wallace C. Kou, President, Chief Executive Officer, Director

Mr. Kou, our President and Chief Executive Officer, joined our board of directors on April 22 2005. He is responsible for our overall strategy and management. Mr. Kou founded SMI USA in 1996. Prior to founding SMI USA, Mr. Kou was the Vice President and Chief Architect at the Multimedia Products Division of Western Digital Corporation, which developed graphics processors for notebook PCs and was sold to Philips Semiconductor in 1995. Before Western Digital, Mr. Kou worked for Wyse Technology. Mr. Kou received a BS in Electrical & Control Engineering from the National Chiao Tung University in Taiwan and an MS in Electrical & Computer Engineering from the University of California at Santa Barbara.

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

Riyadh Lai, Chief Financial Officer

Mr. Lai joined us in April 2007 from ING Corporate Finance, Asia, where he was the Head of the Technology Group. Previously, he was with Morgan Stanley, ABN AMRO, and PepsiCo in Hong Kong and New York. Mr. Lai has over 11 years of M&A transaction experience, including eight years managing transactions involving leading global and Asian technology companies. He holds a BA degree in Economics from Georgetown University and an MBA from New York University.

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

Frank Chang, Senior Director, Research & Development

Mr. Chang has served as our director of research and development since August 2002. Mr. Chang manages the research and development department in our Hsinchu headquarters. Mr. Chang has more than 14 years of experience in the chip design industry. He was previously a project manager of firmware development at Holtek, a well-known design house of electronics ICs. Mr. Chang has a BS in Electrical Engineering from the National Changhua University of Education.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of the independent registered public accounting firm, overseeing our accounting and financial reporting processes and the audits of our financial statements, and pre-approving audit and permissible non-audit services provided by the independent registered public accounting firm. Messrs. Tsung-Ming Chung, Henry Chen, and Lien-chun Liu are members of our audit committee. Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of the audit committee, is the committee’s “Financial Expert” as required by Nasdaq and SEC rules.

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

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified. Our articles of association provide that our directors serve for a term of three years, with one-third of the directors (or, if their number is not a multiple of 3, the number nearest to but not greater than one-third) subject to reelection at each annual general meeting of shareholders (chairman and managing director not subject to retirement by rotation nor to be taken into account in determining the number of directors to retire), unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. One of our seven directors is currently subject to reelection at our next annual general meeting of shareholders. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, the aggregate compensation to our directors and senior executive officers was approximately NT$ 38.5 million (US$ 1.18 million). In 2006, we granted options to our executive officers as a group to acquire an aggregate of 610,000 ordinary shares. The options granted to our executive officers and non-executive directors are subject to the same vesting conditions as our employees.

Service Contracts

We currently do not have service contracts with our directors.

Share-based Compensation Plans and Option Grants

In April 2005, our board of directors and shareholder adopted our 2005 Incentive Plan. Our stockholders approved our Amended and Restated 2005 Incentive Plan (referred to in this report as the “Plan”) at our Annual General Meeting in August 2006, including an amendment to increase the authorized number of shares available for issuance under the plan from 10,000,000 shares to 25,000,000 shares. The Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the Plan will not exceed 25,000,000 inclusive of ordinary shares issuable upon exercise of awards previously granted under the Silicon Motion, Inc. Guidelines for Issuance and Subscription of Employee Stock Option, which options we have, subject to the consent of the respective option-holders, agreed to assume in the share exchange.

The following types of shares issued under the Plan may again become available for the grant of new awards under the Plan: restricted stock issued under the Plan that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the Plan that have expired or otherwise terminated without having been exercised in full.

Administration. The board of directors will administer the Plan and may delegate this authority to administer the plan to a committee. Subject to the terms of the Plan, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to certain limitations, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.

Capitalization adjustments. In the event of a dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our ordinary shares or our other securities, or other change in our corporate structure, the board of directors may adjust the number and class of shares that may be delivered under the Plan and the number, class and price of the shares covered by each outstanding stock award.

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

Amendment and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the Plan at any time. Unless sooner terminated by the board of directors, the Plan will terminate pursuant to its terms on April 22, 2015.

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

There were 131,177,358 of our ordinary shares issued and outstanding as of June 20, 2007. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 20, 2007, unless otherwise indicated in the footnotes, by:

•	each of our directors and officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow(1)	2,351,266	1.8
Wallace C. Kou(2)	2,244,194	1.7
Henry Chen(3)	20,000	*
Tsung-Ming Chung(4)	20,000	*
Lien-chun Liu(5)	120,000	*
C. S. Ho(6)	193,050	*
Yung-Chien Wang(7)	734,394	*
Riyadh Lai	—	—
Ken Chen(8)	175,725	*
Frank Chang(9)	196,333	*

Principal Shareholders:
Brandywine Global Investment Management, LLC(10)	14,085,688	11.4

*	Less than one percent

(1)	Represents 2,301,266 shares owned by Mr. Chow and 50,000 shares that Mr. Chow has the right to acquire within the next 60 days upon the exercise of options. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which own 1,327,245 and 1,502,535 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 1,909,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 300,000 shares that Mr. Kou has the right to acquire upon the exercise of options.

(3)	Represents 20,000 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options.

(4)	Represents 20,000 shares that Mr. Chung has the right to acquire within the next 60 days upon the exercise of options.

(5)	Represents 100,000 shares owned by Ms. Liu and 20,000 shares that Ms. Liu has the right to acquire within the next 60 days upon the exercise of options.

(6)	Represents 103,050 shares owned by Mr. Ho and 70,000 shares owned by his spouse and 20,000 shares that Mr. Ho has the right to acquire within the next 60 days upon the exercise of options.

(7)	Represents 714,394 shares owned by Mr. Wang and 20,000 shares that Mr. Wang has the right to acquire within the next 60 days upon the exercise of options.

(8)	Represents 140,000 shares owned by Mr. Chen, 5,725 shares owned by his spouse and 30,000 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options.

(9)	Represents 140,000 shares owned by Mr. Chang and 56,333 shares that Mr. Chang has the right to acquire within the next 60 days upon the exercise of options.

(10)	Represents 3,521,422 ADSs, each representing four ordinary shares, based on the Schedule 13G/A filing with the U.S. Securities and Exchange Commission on February 14, 2007.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of June 20, 2007, there were 131,177,358 of our ordinary shares issued and outstanding. The Bank of New York, the depositary under our ADS deposit agreement, has advised us that as of June 20, 2007, we had 31,075,006 ADSs, representing 124,300,024 ordinary shares.

The table in Item 6 above includes information known to us regarding those shareholders that beneficially own 5% or more of our ordinary shares. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

There were no related party transactions since the beginning of fiscal year 2006 through the date of this annual report.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-29 of this annual report.

Legal Proceedings

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI Taiwan with the Taiwan Hsinchu District Court. The request for such preliminary injunction alleged that SMI Taiwan produced and sold products with embedded digital sound effect control chips that infringed O2Micro’s patent, patent registered number 130953, in Taiwan and asked for an order prohibiting SMI Taiwan from manufacturing and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. On February 6, 2003, SMI Taiwan filed an action for a preliminary injunction against O2Micro denying such allegations and requesting O2Micro not to interfere with SMI Taiwan’s distribution, manufacturing and business operations in relation to the relevant products. A court-appointed appraiser completed a report on December 16, 2004 stating that SMI Taiwan’s products raised in the case do not infringe O2Micro’s patent. The appraiser’s report was submitted to the court. O2Micro’ application for a preliminary injunction was thus dismissed and O2Micro appealed this case to the Taiwan High Court on November 28, 2005.

On January 14, 2004, O2Micro filed for a preliminary injunction against SMI Taiwan and Microstar, a Taiwan customer of SMI Taiwan with the Taiwan Panchiao District Court. The request for injunctive relief asked for an order prohibiting SMI Taiwan and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent, patent registered number 178290, in Taiwan. On May 20, 2004, the Taiwan Panchiao District Court issued a preliminary injunctive order prohibiting SMI Taiwan and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. SMI Taiwan appealed this case to the Taiwan High Court. The Taiwan High Court rejected the appeal on March 10, 2005, and SMI Taiwan appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court vacated the Taiwan High Court Ruling and the case was remanded for further proceedings. The enforcement of such preliminary injunctive order has been withdrawn upon the deposit with the court by SMI Taiwan of NT$11,506 thousand (US$353 thousand).

On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15 million against SMI Taiwan with the Taiwan Hsinchu District Court. The application alleged that SMI Taiwan infringed O2Micro’s patent, patent registered number 130953, in Taiwan. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI Taiwan’s assets. Upon placing a deposit of NT$15 million, the Taiwan Hsinchu District Court has released the enforcement of the provisional seizure order.

On September 24, 2004, O2Micro filed an action against SMI Taiwan with the Taiwan Hsinchu District Court. The complaint alleges that SMI Taiwan infringed O2Micro’s patent, Taiwan patent registered number 130953, and O2Micro has requested SMI Taiwan to cease and desist the tortuous act and a preliminary compensation in the amount of NT$3 million (US$92,000). On February 9, 2007, SMI Taiwan and O2Micro agreed to withdraw this case, as well as all the above-mentioned claims and application. As a result of this agreement, the management of SMI believes this case will not adversely affect SMI’s operations or financial condition.

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of subcontractor, Advanced Semiconductor Engineering Inc., or ASE, due to fire. SMI Taiwan is currently in the claims process with ASE for an amount exceeding the book value of loss inventory. After consultation with the Company’s outside legal counsel, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand (US$1.3 million) of inventory loss, offset by NT$41,226 thousand (US$1.3million) of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand (US$249,000) under non-operating expenses for amounts paid to certain customers for delays in shipment caused by the fire.

On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleges that ASE destroyed the wafer which SMI Taiwan had consigned to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand (US$2.4 million) for damages. The Taiwan Taoyuan District Court is currently conducting preparatory proceeding.

Our management currently believes that the legal proceedings described above, individually or in the aggregate, will not have a material adverse effect on our financial position or operating results. The litigation and other claims noted above, however, are subject to inherent uncertainties and management’s view of these matters may change in the future.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low sales prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2005 (beginning June 30, 2005)	16.32	8.75
2006	18.22	11.03

Quarterly:
Third Quarter, 2005	16.32	8.75
Fourth Quarter, 2005	16.10	11.50
First Quarter, 2006	17.45	11.03
Second Quarter, 2006	15.86	11.50
Third Quarter, 2006	17.10	12.11
Fourth Quarter, 2006	18.22	14.41
First Quarter, 2007	27.28	15.60

Monthly
December 2006	16.50	15.37
January 2007	19.19	15.60
February 2007	22.80	18.34
March 2007	27.28	19.45
April 2007	26.85	20.26
May 2007	24.48	19.92
June 2007 (through June 29)	26.38	22.02

ITEM 10.	ADDITIONAL INFORMATION

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

Taxation

United States Federal Income Taxation

The following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder, as defined below, who purchases our ADSs and ordinary shares. This discussion assumes that investors will hold their ADSs or ordinary shares as capital assets (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special taxation, such as:

•	banks;

•	dealers in securities or currencies; financial institutions; insurance companies; tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons who own 10% or more of our ADSs or shares;

•	U.S. persons whose “functional currency” is not the U.S. dollar; or

•	Non-U.S. Holders (as defined below).

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below. This discussion does not attempt to address the consequences to holders of shares or ADSs who acquired their shares or ADSs through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

A U.S. Holder considering an investment in our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is a U.S. person. A U.S. person is:

•	a citizen or resident individual of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

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

If a partnership or limited liability company treated as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the tax treatment of a partner or member will generally depend on the status of the partner or member and the activities of the partnership or such limited liability company. A partner of a partnership or a member of such a limited liability company holding ADSs or ordinary shares is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.

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

The Cayman Islands does not currently have comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we will be a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent we pay dividends on the ADSs or ordinary shares in a currency other than the U.S. dollar, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of actual or constructive receipt of such dividends, the tax basis of the U.S. Holder in such foreign currency will be equal to its U.S. dollar value on that date and, as a result, the U.S. Holder generally should not be required to recognize any foreign currency exchange gain or loss. Dividends paid in respect of the ADSs or ordinary shares generally will be treated as income from sources outside the United States.

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

We believe, based on our present and projected composition of our income and valuation of our assets, that we are not currently and, should not in the future, be classified as a passive foreign investment company for U.S. federal income tax purposes, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

Foreign currency risk. Substantial portions of our net sales and expenses are denominated in currencies other than the NT dollar. As of Dec 31, 2006, more than 76% of our accounts payable and payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 43% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2006, all of our sales were quoted in U.S. dollars and approximately 56% of our sales quotes were invoiced in NT dollars using the opening average exchange rate on the day of the sales invoice. In 2006, approximately 87% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2006, our operating income would have increased or decreased, as the case may be, by approximately 9%, assuming all other factors remain constant. We anticipate that we will continue to quote substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the Japanese Yen, Euros, Renminbi, or South Korean Won. We believe any potential adverse foreign exchange impacts on our operating assets may be offset by a potential favorable foreign exchange impact on our operating liabilities. We do not utilize foreign exchange derivatives contracts to protect against the volatility changes in foreign exchange rates. See “Risk Factors—Fluctuations in exchange rates could result in foreign exchange losses.”

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

From July 5, 2005 through June 29, 2007, we have used the entire net proceeds from our initial public offering, together with cash flows from operations, as follows:

•	research and development expenditure of NT$998 million (US$30.6 million)

•	invested US$3.7 million in our operation in China

•	partial payment for our US$90 million acquisition of FCI, of which US$50 million was payment in cash

ITEM 15.	CONTROLS AND PROCEDURES

See Item 15T below.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2006 the company’s internal control over financial reporting was effective.

While our management concluded that our internal control over financial reporting was effective, we are in the process developing and implementing additional internal control policies and procedures, including an anonymous whistleblower reporting system, more comprehensive internal audit procedures and additional anti-fraud controls. Management expects these and other additional internal control policies and procedures to be implemented prior to the end of our 2007 fiscal year.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes Internal Control over Financial Reporting

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

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq Global Market. A copy of our code of ethics has been filed with the SEC as Exhibit 11.1 to our annual report on Form 20-F filed on June 30, 2006.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent public accountants of our company and its subsidiaries for 2005 and 2006. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2005	2006
(in thousands)	NT$	NT$
Audit Fees(1)	7,152	7,600
Audit-Related Fees(2)	—	2,000
Tax Fees(3)	613	1,500
All Other Fees(4)	—	—
Total	7,765	11,100

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.

(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation with respect to adoption of new requirements for reporting on internal control over financial reporting.

(3)	Tax Fees. This category consists of professional services rendered by Deloitte &Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.

(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2005 or 2006.

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

In 2006 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-2 through F-26.

ITEM 19.	EXHIBITS

Exhibit Number		Description

1.1		Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2		Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1		Specimen of American Depositary Receipt (incorporated by reference to Exhibit 3.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2		Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	*	Amended and Restated Silicon Motion Technology Corporation 2005 Equity Incentive Plan.

4.1		Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2		Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3		Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4		Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5		Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.6		Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7		Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8		Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11		Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	*	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, Future Communications IC, Inc. (“FCI”) and Kwang Jun Yun and the shareholders of FCI.

8.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

11.1		Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*		Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*		Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*		Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*		Consent of Deloitte & Touche

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2007

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and its subsidiaries ( the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income (loss) and cash flows for the years ended December 31, 2004, 2005 and 2006, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment” on January 1, 2006.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers.

/s/    Deloitte & Touche

Taipei, Taiwan

Republic of China

April 30, 2007

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Shares and Par Value)

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
ASSETS
Current Assets
Cash and cash equivalents	1,581,993	1,808,042	55,478
Short-term investments	1,157,955	1,458,847	44,764
Notes and accounts receivable, net	728,279	1,018,141	31,241
Inventories, net	278,528	427,116	13,106
Refundable deposits	60,000	65,000	1,994
Deferred income tax assets, net	48,858	103,603	3,179
Prepaid expenses and other current assets	67,782	68,455	2,100

Total current assets	3,923,395	4,949,204	151,862

Long-term investments	15,954	170,942	5,245
Property and equipment, net	83,734	319,356	9,799
Deferred income tax assets, net	16,282	47,241	1,450
Other assets	6,326	8,845	272
Other restricted assets	42,440	33,096	1,016

Total assets	4,088,131	5,528,684	169,644

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Notes and accounts payable	318,978	525,218	16,117
Income tax payable	104,744	139,268	4,273
Accrued expenses and other current liabilities	207,632	294,016	9,022

Total current liabilities	631,354	958,502	29,412

Accrued pension cost	5,365	1,019	31
Other long-term liabilities	1,627	1,040	32

Total liabilities	638,346	960,561	29,475

Commitments and Contingencies ( Note 16)

Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share Authorized: 500,000,000 shares Issued and outstanding: 122,612,000 shares at December 31, 2005 and 123,780,268 shares at December 31, 2006	38,659	39,031	1,198
Additional paid-in capital	3,348,236	3,522,094	108,073
Accumulated other comprehensive income	49,157	45,774	1,404
Retained earnings	13,733	961,224	29,494

Total shareholders’ equity	3,449,785	4,568,123	140,169

Total liabilities and shareholders’ equity	4,088,131	5,528,684	169,644

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Shares and Earnings Per Share)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
NET SALES	2,166,727	2,686,492	3,460,459	106,182
COST OF SALES	1,274,410	1,342,749	1,612,019	49,464

GROSS PROFIT	892,317	1,343,743	1,848,440	56,718

OPERATING EXPENSES (INCOME)
Research and development	238,485	373,548	502,225	15,410
Sales and marketing	141,136	157,278	200,526	6,153
General and administrative	103,303	129,141	219,395	6,732
Amortization of intangible assets	17,758	4,501	—	—
Impairment of intangible assets	11,718	—	—	—
Compensation to customers	—	8,122	—	—
Gain from settlement on litigation	—	—	(3,000)	(92)
Write-off of other receivable	—	—	40,039	1,229

Total operating expenses	512,400	672,590	959,185	29,432

OPERATING INCOME	379,917	671,153	889,255	27,286

NON-OPERATING INCOME (EXPENSES)
Gain on sales of investments, net	10,135	12,799	17,857	548
Interest income	646	26,942	65,220	2,001
Foreign exchange gain (expense), net	13,719	1,811	(5,174)	(160)
Impairment of long-term investments	(4,053)	—	—	—
Interest expense	(169)	(46)	(33)	(1)
Other income, net	909	2,698	1,398	44

Total non-operating income	21,187	44,204	79,268	2,432

INCOME BEFORE INCOME TAX	401,104	715,357	968,523	29,718
INCOME TAX EXPENSE	133,101	42,055	21,032	645

NET INCOME	268,003	673,302	947,491	29,073

EARNINGS PER ORDINARY SHARE:
Basic	2.58	5.90	7.69	0.24

Diluted	2.58	5.80	7.55	0.23

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	103,878	114,083	123,251	123,251

Diluted (Thousands)	103,878	116,015	125,488	125,488

EARNINGS PER ADS (one ADS equals four ordinary shares) :
Basic	10.32	23.61	30.75	0.94

Diluted	10.32	23.21	30.20	0.93

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	25,970	28,521	30,813	30,813

Diluted (Thousands)	25,970	29,004	31,372	31,372

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Per Share Data)

	Capital Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Ordinary Share		Common Stock
	Shares	Amount	Shares	Amount
	(thousands)	NT$	(thousands)	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2004	—	—	90,000	900,000	719,160	3,318	(513,887)	1,108,591

Net income	—	—	—	—	—	—	268,003	268,003
Net unrealized gains on available-for-sale securities	—	—	—	—	—	697	—	697
Foreign currency translation adjustments	—	—	—	—	—	(3,934)	—	(3,934)

Total comprehensive income								264,766
Stock dividends - 14.5%	—	—	13,050	130,500	283,185	—	(413,685)	—
Stock bonus to employees	—	—	2,362	23,620	51,256	—	—	74,876

BALANCE, DECEMBER 31, 2004	—	—	105,412	1,054,120	1,053,601	81	(659,569)	1,448,233

Net income	—	—	—	—	—	—	673,302	673,302
Net realized gains on available-for-sale securities	—	—	—	—	—	(697)	—	(697)
Foreign currency translation adjustments	—	—	—	—	—	49,773	—	49,773

Total comprehensive income	—	—	—	—	—	—	—	722,378
Issuance of ordinary shares in exchange for SMI common stock	105,412	33,215	(105,412)	(1,054,120)	1,020,905	—	—	—
Proceeds from initial public offering of ordinary shares	17,200	5,444	—	—	1,273,730	—	—	1,279,174

BALANCE, DECEMBER 31, 2005	122,612	38,659	—	—	3,348,236	49,157	13,733	3,449,785

Net income	—	—	—	—		—	947,491	947,491
Foreign currency translation adjustments	—	—	—	—	—	(5,483)	—	(5,483)

Total comprehensive income								942,008
Adjustment of proceeds from initial public offering of ordinary shares in 2005	—	—	—	—	21,796	—	—	21,796
Initial application of SFAS No. 158	—	—	—	—	—	2,100	—	2,100
Stock-based compensation expenses	—	—	—	—	85,699	—	—	85,699
Issuance of ordinary shares upon exercise of employee stock options	1,168	372	—	—	66,363	—	—	66,735

BALANCE, DECEMBER 31, 2006	123,780	39,031	—	—	3,522,094	45,774	961,224	4,568,123

(Continued)

	Capital Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Ordinary Share		Common Stock
	Shares	Amount	Shares	Amount
	(thousands)	US$	(thousands)	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2006	122,612	1,186	—	—	102,738	1,508	421	105,853

Net income	—	—	—	—		—	29,073	29,073
Foreign currency translation adjustments	—	—	—	—	—	(168)	—	(168)

Total comprehensive income								28,905
Adjustment of proceeds from initial public offering of ordinary shares in 2005	—	—	—	—	669	—	—	669
Initial application of SFAS No. 158	—	—	—	—	—	64	—	64
Stock-based compensation expenses	—	—	—	—	2,630	—	—	2,630
Issuance of ordinary shares upon exercise of employee stock options	1,168	12	—	—	2,036	—	—	2,048

BALANCE, DECEMBER 31, 2006	123,780	1,198	—	—	108,073	1,404	29,494	140,169

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	268,003	673,302	947,491	29,073
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,734	23,906	35,596	1,092
Unrealized holding gain on marketable securities	—	—	(3)	—
Amortization of intangible assets	17,758	4,501	—	—
Impairment of intangible assets	11,718	—	—	—
Gain on sales of short-term investments	(10,135)	(12,799)	(17,857)	(548)
Impairment of long-term investments	4,053	—	—	—
Stock bonus to employees	51,256	—	—	—
Stock-based compensation	—	—	85,699	2,630
Loss on disposal of property and equipment	2,124	291	29	1
Deferred income taxes	54,464	(22,731)	(85,704)	(2,630)
Accrued pension cost	764	552	(2,247)	(69)
Deferred rent	96	(372)	(570)	(17)
Changes in operating assets and liabilities:
Short-term investments	—	—	(283,032)	(8,685)
Notes and accounts receivable	(308,958)	(240,417)	(289,862)	(8,894)
Inventories	(353,621)	230,621	(148,588)	(4,559)
Prepaid expenses and other current assets	(15,764)	(37,735)	(195)	(6)
Notes and accounts payable	404,979	(226,840)	206,240	6,328
Accrued expenses and other current liabilities	8,099	120,118	115,242	3,536
Income tax payable	78,133	26,611	34,524	1,059

Net cash provided by operating activities	234,703	539,008	596,763	18,311

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments	(2,646,924)	(8,350,343)	—	—
Sales of short-term investments	2,502,631	7,399,615	—	—
Acquisition of long-term investments	—	(12,812)	(155,090)	(4,759)
Purchase of property and equipment	(36,409)	(42,708)	(271,697)	(8,337)
Proceeds from disposal of property and equipment	476	402	429	13
Decrease (increase) in refundable deposits	(82,875)	(6,089)	1,348	42

Net cash used in investing activities	(263,101)	(1,011,935)	(425,010)	(13,041)

(Continued)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	—	—	38,133	1,170
Proceeds from initial public offering of ordinary shares	—	1,279,174	21,796	669
Repayment of other long-term liabilities	(3,081)	(306)	—	—

Net cash provided by (used in) financing activities	(3,081)	1,278,868	59,929	1,839

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(31,479)	805,941	231,682	7,109
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(4,901)	48,887	(5,633)	138
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	763,545	727,165	1,581,993	48,231

CASH AND CASH EQUIVALENTS, END OF YEAR	727,165	1,581,993	1,808,042	55,478

SUPPLEMENTAL INFORMATION
Exercise of stock option in lieu of offsetting accrued bonuses	—	—	28,602	878

Interest paid	169	46	33	1

Income taxes paid	450	38,175	113,362	3,478

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1.	ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Substantially all of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI”), a wholly-owned subsidiary of SMTC, located in Taiwan. The Company is a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives and multimedia systems-on-a-chip, or SoCs, used in digital media devices such as MP3 players, embedded graphics applications and PC cameras.

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

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries, except for Silicon Motion Hong Kong Limited which the Company owns 99.99%. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, investment in debt securities and accounts receivable. Cash are deposited with high credit-quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

The Company’s direct and indirect customers include manufactures, OEMs and ODMs of major flash memory-based storage products as well as portable digital media devices. Many of the Company’s customers sell brand name consumer electronics products that include the Company’s products. For flash memory card, UFD and card reader controllers, the Company’s worldwide customers include companies such as Lexar Media, Samsung, Sony, STMicroelectronics and Transcend. For the multimedia products, the Company’s worldwide customers include Advantech, Fuji Xerox, GE, Intel, Kontron, Mattel, Panasonic, Philips, Sharp, Siemens, Sony, Thomson and Toshiba. For the year ended December 31, 2006, only one of the Company’s customers individually accounted for greater than 10% of net sales. The Company’s top ten customers in 2006 accounted for approximately 53% of net sales.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on discounted cash flow, or other valuation techniques.

Cash Equivalents

The Company considers all highly liquid investments with maturities within three months from the date of purchase to be cash equivalents.

Short-term Investments

The Company invests its excess cash in bond funds and uses the average cost method for trading securities and available-for-sale securities when determining their cost basis. In 2005, the Company classified all of its short-term investments as available-for-sale securities, which are initially recognized at fair value with subsequent changes in fair value reported as unrealized gain or loss in a separate component of shareholders’ equity. The Company sold all of its available-for-sale securities on December 31, 2005. In 2006, the Company changed its investment objective and classified all short-term investments purchased subsequent to December 31, 2005 as trading securities. Trading securities are initially recognized at fair value, with subsequent changes in fair value recorded in earnings as unrealized gains and losses.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials and net realizable value for finished goods and work in process. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2004, 2005 and 2006 was approximately NT$21,734 thousand, NT$23,906 thousand and NT$ 35,596 thousand (US$ 1,092 thousand), respectively.

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

Other Assets

Other assets consist of refundable deposits for obtaining foundry capacity, and office leases.

Other Restricted Assets

Other restricted assets consist of deposits required for litigation in the Taiwan courts (Note 16).

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

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$838 thousand, NT$4 thousand and NT$512 thousand (US$16 thousand) during 2004, 2005 and 2006, respectively.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2004, 2005 and 2006, the Company did not experience significant costs associated with warranty returns.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. Advertising costs charged to expense amounted to NT$2,552 thousand, NT$978 thousand and NT$1,270 thousand (US$39 thousand) for the years ended December 31, 2004, 2005, and 2006, respectively.

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

Under Taiwan tax regulations, the current year’s earnings, on an after tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

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

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the New Taiwan dollar. The functional currency is the local currency of the respective entities. Accordingly, the financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. The resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income.

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to common/ordinary shareholders by the weighted average number of common/ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potential common/ordinary stock was exercised. Common/ordinary stock equivalents are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s common/ordinary stock equivalent consists only of common/ordinary stocks issuable upon the exercise of employee stock options (using the treasury stock method).

Stock-Based Compensation

The Company grants stock options to its employees and directors. Prior to January 1, 2006, the Company accounted for options granted under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for

Stock Issued to Employees” and complied with the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified prospective application method. In accordance with the transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The adoption of SFAS No. 123(R) resulted in incremental stock-based compensation expense of NT$157,475 thousand (US$4,832 thousand). The incremental stock-based compensation expense caused net income to decrease by NT$85,699 thousand (US$2,630 thousand) for the year ended December 31, 2006, and basic and diluted earnings per share to decrease by NT$0.69 and NT$0.60, respectively.

The following pro forma information, as required by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the pro forma effect on net income and related earnings per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

Year ended December 31, 2005
NT$
(In Thousands, except earnings per share)
Net income as reported	673,302
Add: Stock compensation as reported	—
Less: Stock compensation determined using the fair value method	(52,181)

Pro forma net income	621,121

Earnings per share:
Basic as reported	5.90

Pro forma basic	5.44

Diluted as reported	5.80

Pro forma diluted	5.35

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on the results of operations and financial position of the Company, and is not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132R” (SFAS No. 158). Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as the Company’s fiscal year-end. The Company adopted all requirements of SFAS No. 158 for the year ended December 31, 2006. Upon the adoption of SFAS No. 158, the Company recognized an increase to accumulated other comprehensive income of NT$2,100 thousand as of December 31, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal 2007. The cumulative effects, if any, of applying FIN No. 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on the results of operations and financial position of the Company and is not yet in a position to determine such effects.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the Company’s fiscal year 2006 annual financial statements. There was no impact on the results of operations and financial position of the Company after adopting SAB No. 108.

In February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this standard, the Company may choose to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This selection is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method that the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. The Company believes that there is no impact on the result of operations and financial position of the Company after adoption of SFAS No. 159.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006. The Company reclassified compensation to customers from non-operating expense in 2005 to operating expense in 2006. The Company also reclassified and presented as separate items on the consolidated balance sheet for deferred income tax assets, net and other restricted assets, which were included in other assets in 2005.

3.	US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars, using the U.S. Federal Reserve Bank of New York non-buying rate of NT$32.59 to US$1 on December 29, 2006. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Cash and deposits in bank	1,258,092	1,269,400	38,951
Time deposits	300,906	434,700	13,338
Bonds acquired under repurchase agreements	22,995	103,942	3,189

	1,581,993	1,808,042	55,478

5.	SHORT-TERM INVESTMENTS

Realized gains on sales of short-term investments were NT$10,135 thousand, NT$12,799 thousand and NT$ 17,857 thousand (US$ 548 thousand) for the years ended December 31, 2004, 2005 and 2006, respectively. Unrealized holding gains for available-for-sale securities were NT$697 thousand and nil as of December 31, 2004 and 2005, respectively. Unrealized holding gains for trading securities was NT$3 thousand (US$0.1 thousand) as of December 31, 2006.

6.	NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Notes receivable	154,781	176,376	5,412
Trade accounts receivable	597,575	890,265	27,317

	752,356	1,066,641	32,729
Allowance for doubtful accounts	(5,973)	(13,433)	(412)
Allowance for sales returns and discounts	(18,104)	(35,067)	(1,076)

	728,279	1,018,141	31,241

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for doubtful accounts
Balance, beginning of year	1,918	4,833	5,973	183
Additions charged to expense	3,423	1,140	7,863	241
Write-offs	(508)	—	(403)	(12)

Balance, end of year	4,833	5,973	13,433	412

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Allowance for sales returns and discounts
Balance, beginning of year	18,385	16,755	18,104	556
Additions	33,599	27,203	49,728	1,526
Write-offs	(35,229)	(25,854)	(32,765)	(1,006)

Balance, end of year	16,755	18,104	35,067	1,076

7.	INVENTORIES

The components of inventories are as follows:

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Finished goods	94,842	210,908	6,472
Work in process	116,080	162,831	4,996
Raw materials	67,606	53,377	1,638

	278,528	427,116	13,106

In December 2004, the Company recorded an inventory write-off of approximately NT$49,362 thousand to cost of sales due to production defects associated with the migration from 0.35 micron to 0.18 micron manufacturing technologies for one of the Company’s products, SM264. A portion of the defects stemmed from the Company’s use of manufacturing process technology offered free of charge and developed by other companies. For these defective wafers, the Company sought indemnification from these companies and received NT$4,968 thousand and NT$19,121 thousand worth of replacement wafers in 2004 and 2005, respectively, for which the Company valued at the cost of the defective wafers, and such amounts were recorded as reductions in cost of sales for the years ended December 31, 2004 and 2005, respectively.

8.	LONG-TERM INVESTMENTS

As of December 31, 2005 and 2006, the Company held equity investments in several private-held companies with the carrying values as follows:

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Cost method:
Cashido Corp. (Cashido) (2.40%)	3,142	3,142	96
Spright Co., Ltd. (Spright) (13.50%)	12,812	21,999	675
Chipmast Technology, Corp. (Chipmast) (18.92%)	—	55,909	1,716
Vastview Technology, Corp. (Vastview) (9.13%)	—	89,892	2,758
ARCHIC Technology, Corp. (Chipmast) (4.67%)	—	—	—

	15,954	170,942	5,245

In November 2005 and May 2006, the Company invested in Spright’s common stocks. Spright is a multinational semiconductor assembly and testing company. Spright was formerly known as Flash Media Corporation.

In November and December 2006, the Company invested in the common stocks of Chipmast and Vastview, respectively. Chipmast is a semiconductor design and application company and Vastview is the electro — optical integrated company.

The Company accounts for these investments using the cost method as the Company does not have significant influence over the investees. These investments are evaluated for impairment on an annual basis or as the circumstances indicate. No impairment has been recorded for the years ended December 31, 2005 and 2006.

For the year ended December 31, 2004, due to the decline in value of the investment in ARCHIC which the Company determined to be other than temporary, the Company recorded a loss on impairment of such investments of NT$4,053 thousand. As of December 31, 2005, ARCHIC was dissolved and NT$1,159 thousand was returned to the Company upon liquidation.

9.	PROPERTIES AND EQUIPMENT

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Cost:
Land	18,259	18,259	560
Buildings	13,907	13,907	427
Machinery and equipment	52,183	61,040	1,873
Furniture and fixtures	21,980	31,164	956
Leasehold improvement	14,821	19,206	589
Software	30,443	55,453	1,702

Total	151,593	199,029	6,107

Accumulated depreciation:
Buildings	4,009	4,566	140
Machinery and equipment	19,053	30,958	950
Furniture and fixtures	10,794	14,749	451
Leasehold improvement	7,742	13,354	413
Software	26,261	38,252	1,172

	67,859	101,879	3,126
Prepayment and construction in progress	—	222,206	6,818

	83,734	319,356	9,799

The Company entered into capital leases for certain office equipment with remaining lease payments as of December 31, 2006 of NT$281 thousand in 2007, NT$203 thousand in 2008, and nil in 2009 and thereafter.

In April, 2006 the Company leased its identified land and buildings located in Taipei, Taiwan, to a third party under a three years operating lease. Net carrying value of the leased land and building as of December 31, 2006 was NT$18,259 thousand (US$560 thousand) and NT$9,341 thousand (US$287 thousand), respectively.

10.	INTANGIBLE ASSETS

December 31 2005

NT$
Trademarks	11,834
Developed technology	56,735

68,569
Accumulated amortization	(54,452)
Accumulated tax provision adjustments	(14,117)

—

The Company records intangible assets in accordance with SFAS No. 141 “Business Combination” and SFAS No. 142, “Goodwill and Other Intangible Assets”. The above trademark and developed technology were acquired during the Company’s acquisition of SMI USA in August 2002.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable in accordance with

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. During the fourth quarter of 2004, the Company determined that impairment of the intangible assets occurred as a result of a significant decline in revenue associated with the sales expected to be generated from the introduction of new consumer products such as the broadband internet video phone, car navigation system, and Tablet PC as next generation of notebook computers. As the market and the development for these products did not occur as anticipated, the forecasted revenues and cash flows were significantly impacted. The Company estimated the undiscounted cash flows taking into account the new information and determined that the carrying value of the developed technology was higher than the estimated cash flows. Accordingly, the Company reduced the carrying value of the developed technology to the fair value as determined by the estimated discounted cash flows. This resulted in an impairment charge of NT$11,718 thousand that was recorded against intangibles and is included in the consolidated statements of income for the year ended December 31, 2004.

At December 31, 2005, SMI USA was able to recognize additional tax benefit associated with a valuation allowance that had been recorded at the purchase date for the related deferred tax assets. Accordingly, the Company reduced the value of the intangible assets by NT$2,342 thousand to reflect the amount of the tax benefit.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Wages and bonus	112,173	156,788	4,811
Professional fees	12,117	18,854	579
Research and development payable	9,168	29,174	895
Commission payable	15,902	1,246	38
License fee payable	83	9,103	279
Accrued customer incentives	1,939	32,471	996
Others	56,250	46,380	1,424

	207,632	294,016	9,022

12.	PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions and recognized pension costs of NT$3,476 thousand and NT$ 8,831 thousand (US$271 thousand) for the years ended December 31, 2005 and 2006, respectively.

The Company has defined benefit plans under the Labor Standards Law of Taiwan that provide benefits based on years of service and average salary computed based on the final six months of employment. The law requires companies incorporated in Taiwan to contribute between 2% to 15% of employee salaries to a government specified plan. SMI’s plan makes monthly contributions equal to 2% of employee salaries to a government specified pension. Contributions are required to be deposited in SMI’s pension name of the committee with the Central Trust of China in Taiwan. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2007 to be NT$1,800 thousand which was determined based on 2% of estimated salaries in 2007. The measurement date of the plan is December 31.

The effect of adopting SFAS No. 158 on individual line items in the consolidated balance sheet as of December 31, 2006 was as follows (in NT$ thousand):

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Liability for pension benefit	$3,119	$(2,100)	$1,019
Total liabilities	962,661	(2,100)	960,561
Accumulated other comprehensive income	43,674	2,100	45,774
Total shareholders’ equity	4,566,023	2,100	4,568,123

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	9,417	12,670	389
Service cost	2,334	46	1
Interest cost	365	412	13
Actuarial loss	554	1,569	48

Projected benefit obligation at end of year	12,670	14,697	451

Change in plan assets
Fair value of plan assets at beginning of year	9,095	11,219	344
Actual return on plan assets	145	300	9
Employer contributions	1,979	2,159	66

Fair value of plan assets at end of year	11,219	13,678	419

Reconciliation of funded status
Funded status	(1,451)	(1,019)	(32)

Unrecognized net transition obligation	26
Unrecognized net actuarial gain	(3,940)

Net amount recognized	(5,365)

The net amount recognized is recorded both in the balance sheets as a long-term liability and accumulated other comprehensive income.

The accumulated benefit obligation for all the defined benefit pension plans was NT$5,639 thousand in 2005.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Service cost	2,496	2,334	46	1
Interest cost	146	365	412	13
Projected return on plan assets	(294)	(342)	(397)	(12)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(362)	(175)	(148)	(5)
Curtailment loss	—	349	—	—

Net periodic benefit cost	1,986	2,531	(87)	(3)

	2004	2005	2006
Weighted-average assumptions used to determine benefit obligations:
Discount rate	3.50%	3.25%	2.75%
Rate of compensation increase	5.00%	5.00%	5.00%

Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	3.50%	3.25%	2.75%
Expected long-term return on plan assets	3.50%	3.25%	2.75%
Rate of compensation increase	5.00%	5.00%	5.00%

13.	INCOME TAXES

The components of income tax (benefit) expense are as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Current
Domestic	—	—	—	—
Foreign
SMI	78,186	64,398	100,343	3,086
SMI USA and others	450	389	6,393	196

	78,636	64,787	106,736	3,282

Deferred
Domestic	—	—	—	—
Foreign
SMI	52,703	(25,074)	(39,067)	(1,202)
SMI USA and others	1,762	2,342	(46,637)	(1,435)

	54,465	(22,732)	(85,704)	(2,637)

Income tax expense	133,101	42,055	21,032	645

The income before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Domestic	—	(44,415)	(121,391)	(3,725)
Foreign entities
SMI	396,163	790,386	1,051,978	32,279
SMI USA	6,219	(16,056)	83,212	2,553
Others	(1,278)	(14,558)	(45,276)	(1,389)

	401,104	715,357	968,523	29,718

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Cayman statutory rate	—	—	—	—
Tax on pretax income at statutory rate	94,772	151,447	312,944	9,603
Tax-exempt income	—	(194,463)	(228,755)	(7,019)
Permanent differences	37,431	39,114	(35,090)	(1,077)
AMT	—	—	1,394	43
Income tax (10%) on undistributed earnings	51,170	81,173	75,721	2,323
Income tax credit utilized	(37,508)	(70,121)	(51,490)	(1,580)
Net change in net operating loss carryforwards	11,164	4,465	(1,882)	(58)
Net change in valuation allowance of deferred income tax assets	(29,067)	22,732	(112,737)	(3,460)
Effect of tax rate changes	—	3,889	4,938	152
Adjustment of prior years’ taxes and others	5,139	3,819	55,989	1,718

Income tax expense	133,101	42,055	21,032	645

Deferred income tax assets were as follows:

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
Current:
Temporary differences and others	22,666	22,830	701
Investment tax credits	67,811	56,179	1,724
Net operating loss carryforwards	—	30,705	942
Valuation allowance	(41,619)	(6,111)	(188)

	48,858	103,603	3,179

Non-current:
Temporary differences and others	7,217	(1,772)	(54)
Investment tax credits	63,479	86, 457	2,653
Net operating loss carryforwards	308,065	247,806	7,604
Valuation allowance	(362,479)	(285,250)	(8,753)

	16,282	47,241	1,450

The valuation allowance shown in the table above relates to net operating loss carryforwards and tax credits for which the Company believes that realization is uncertain. As of December 31, 2006, the Company had unused research and development tax credits of NT$89,000 thousand (US$2,731 thousand) which will expire in 2010. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2005. For the years ended December 31, 2005 and 2006, the Company had NT$777,851 thousand and NT$915,018 thousand of tax-exempt income, resulting savings on income tax expense of NT$194,463 thousand and NT$228,755 thousand, respectively. Basic and diluted earnings per share effects from the savings on income tax expense were NT$1.70 and NT$1.67, and NT$1.86 and NT$1.82 for the years ended December 31, 2005 and 2006, respectively.

As of December 31, 2006, the Company’s United States federal and state net operating loss carryforwards for income tax purposes were approximately NT$754,133 thousand (US$23,140 thousand) and NT$384,398 thousand (US$11,795 thousand), respectively. If not utilized, the federal net operating loss carryforwards will expire in 2021 and the state net operating loss carryforwards will expire in 2012.

As of December 31, 2006, the Company’s United States federal and state research and development tax credit carryforwards for income tax purposes were approximately NT$57,945 thousand (US$1,778 thousand) and NT$51,655 thousand (US$1,585 thousand), respectively. If not utilized, the federal tax credit carryforwards will expire in 2021 while the state tax credit carryforward has no expiration date.

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

SMI income tax returns through 2004 had been examined and cleared by the Taiwan tax authorities.

14.	SHAREHOLDERS’ EQUITY

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

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from a to c as special reserve;

e.	Cash or stock bonus to employees at 0.01% of any remaining earnings after the above reserves have been appropriated based on a resolution of the board of directors. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval;

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

In 2006, the Company amended the 2005 Plan to reserve additional 15,000 thousand shares of ordinary shares for issuance upon exercise of stock options.

Adoption of SFAS No. 123(R)

The Company adopted SFAS No. 123(R) effective January 1, 2006. SFAS 123(R) requires the recognition of the fair value of stock compensation in net income. The Company recognizes stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. Prior to January 1, 2006, the Company followed Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock compensation. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statements of income, because the exercise price of the Company’s stock options granted to employees and directors equaled the fair value of the underlying stock at the date of grant.

The Company elected the modified prospective application method for adopting SFAS No. 123(R). Under this method, the unrecognized expense of awards not yet vested at January 1, 2006, the date of adoption is recognized in net income in the periods after the date of adoption using the same Black-Scholes valuation method and assumptions determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as disclosed in the Company’s previous annual report

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s consolidated statement of income for the year ended December 31, 2006 includes compensation expense for stock options granted subsequent to December 31, 2005 and stock options granted before January 1, 2006 but unvested yet. The grant date fair values of those stock options were determined in accordance with the provision of SFAS No. 123 (R). The Company recognizes these compensation net of a forfeiture rate for only those awards expected to vest, on a straight line basis over the requisite service period of the award which is about 3- 4 years. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock Option Activity

Information about the Company’s stock option activity and related information is as follows:

Stock options under the 2004 and 2005 Plan	Available For Grant (in Thousands)	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$ thousand)
Outstanding at January 1, 2005	4,000	4,000	$1.260
Options authorized	2,000	—	—
Options canceled	—	(4)	1.260
Options granted	(4,350)	4,350	2.655

Outstanding at January 1, 2006	1,650	8,346	1.987	7.43	$8,453
Options authorized	15,000	—
Options canceled	—	(513)	1.873
Options granted	(2,950)	2,950	3.457
Options exercised	—	(1,168)	1.790		$14,415

Outstanding at December 31, 2006	13,700	9,615	2.468	7.49	$13,690

Option Vested and expected to be vested after December 31, 2006		9,067	2.458	7.49

Exercisable at December 31, 2006		1,152	2.288	7.49	$1,934

The weighted-average-grant date fair value of stock options granted during the years ended December 31, 2004, 2005 and 2006 were US$1.26, US$2.66 and US$3.46, respectively.

As of December 31, 2006, there was NT$ 184,785 thousand (US$5,670 thousand), net of estimated forfeitures, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans. This cost will be amortized over a weighted average period of approximately 2.27 years.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

Determining Fair Value

The Company estimated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions for each year in calculating the fair value of the options granted:

	December 31
	2004	2005	2006
Expected dividend yield	—	—	—
Expected volatility	71.24%	59.82%~66.39%	55.35%~68.17%
Risk free interest rate	3.50%	4.10%~4.37%	4.74%~5.03%
Expected life	1.63~4.63 years	2.38 years	3.08 years

The Company estimated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company. Expected term represents the periods that the Company’s share- based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

16.	COMMITMENTS AND CONTINGENCIES

In 2001, SMI received a subsidy from the ROC Industrial Development Bureau (IDB) for research and development of controller products and a semiconductor data storage system. The subsidy was in the form of cash of NT$5,093 thousand and non-interesting bearing loan of NT$5,093 thousand. The non-interesting bearing loan in eight consecutive quarterly payments and has been totally paid off by the Company in January 2005. SMI is required to pay the IDB 2% of sales as royalty payments from any products resulting from the research and development project for a period of three years following the initial sale. Total royalties paid cannot exceed 30% of the total amount of the subsidy loan amount, or approximately NT$1,530 thousand. As of December 31, 2006, the Company completed the research and development project under this agreement; however, the Company has not sold any products using this technology and therefore has not paid or accrued any royalty payments related to the projects.

As of December 31, 2006, the Company had a credit facility to NT$70 million with China Trust Bank. This credit facility can be used for multi-purposes and is subject to annual renewal.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through May 2008. The Company recognized rent expense during the years ended December 31, 2004, 2005 and 2006 of NT$18,702 thousand, NT$24,215 thousand and NT$33,673 thousand (US$1,033 thousand), respectively. The minimum operating lease payments under these leases as of December 31, 2006 were NT$17,304 thousand and NT$3,377 thousand for the years ending December 31, 2007 and 2008, respectively.

Litigation

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI Taiwan with the Taiwan Hsinchu District Court. The request for such preliminary injunction alleged that SMI Taiwan produced and sold products with embedded digital sound effect control chips that infringed O2Micro’s patent, patent registered number 130953, in Taiwan and asked for an order prohibiting SMI Taiwan from manufacturing and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. On February 6, 2003, SMI Taiwan filed an action for a preliminary injunction against O2Micro denying such allegations and requesting O2Micro not to interfere with SMI Taiwan’s distribution, manufacturing and business operations in relation to the relevant products. A court-appointed appraiser completed a report on December 16, 2004 stating that SMI Taiwan’s products raised in the case do not infringe O2Micro’s patent. The appraiser’s report was submitted to the court. O2Micro’ application for a preliminary injunction was thus dismissed and O2Micro appealed this case to the Taiwan High Court on November 28, 2005.

On January 14, 2004, O2Micro filed for a preliminary injunction against SMI Taiwan and Microstar, a Taiwan customer of SMI Taiwan with the Taiwan Panchiao District Court. The request for injunctive relief asked for an order prohibiting SMI Taiwan and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent, patent registered number 178290, in Taiwan. On May 20, 2004, the Taiwan Panchiao District Court issued a preliminary injunctive order prohibiting SMI Taiwan and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. SMI Taiwan appealed this case to the Taiwan High Court. The Taiwan High Court rejected the appeal on March 10, 2005, and SMI Taiwan appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court vacated the Taiwan High Court Ruling and the case was remanded for further proceedings. The enforcement of such preliminary injunctive order has been withdrawn upon the deposit with the court by SMI Taiwan of NT$11,506 thousand (US$353 thousand).

On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15 million against SMI Taiwan with the Taiwan Hsinchu District Court. The application alleged that SMI Taiwan infringed O2Micro’s patent, patent registered number 130953, in Taiwan. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI Taiwan’s assets. Upon placing a deposit of NT$15 million, the Taiwan Hsinchu District Court has released the enforcement of the provisional seizure order.

On September 24, 2004, O2Micro filed an action against SMI Taiwan with the Taiwan Hsinchu District Court. The complaint alleges that SMI Taiwan infringed O2Micro’s patent, Taiwan patent registered number 130953, and O2Micro has requested SMI Taiwan to cease and desist the tortuous act and a preliminary compensation in the amount of NT$3 million (US$92,000). On February 9, 2007, SMI Taiwan and O2Micro agreed to withdraw this case, as well as all the above-mentioned claims and application. As a result of this agreement, the management of SMI believes this case will not adversely affect SMI’s operations or financial condition.

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of subcontractor, Advanced Semiconductor Engineering Inc. (hereinafter referred to ASE) due to fire, SMI Taiwan is currently in the claims process with ASE. for an amount exceeding the book value of loss inventory. After consultation with the Company’s outside legal consul, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand (US$1.3 million) of inventory loss, offset by NT$41,226 thousand (US$1.3million) of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand (US$249,000) under operating expenses for amounts paid to certain customers for delays in shipment caused by the fire.

On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleges that ASE destroyed the wafer which SMI Taiwan had consigned to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand (US$2.4 million) for damages. As of April 30, 2007, the Taiwan Taoyuan District Court is presently conducting the preparatory proceeding.

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

Net sales by product consist of the following (in thousands):

	Year Ended December 31
Product	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Mobile storage products	1,865,699	2,270,121	3,004,507	92,192
Multimedia SoCs	285,441	402,139	432,072	13,257
Other	15,587	14,232	23,880	733

	2,166,727	2,686,492	3,460,459	106,182

Net sales by geographic area are presented based upon the customer’s bill to location (in thousands):

	Year Ended December 31
Country	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Taiwan	1,278,044	1,576,731	2,021,288	62,022
United States	675,943	515,848	340,327	10,443
Japan	97,431	98,510	116,272	3,568
Korea	19,754	119,198	368,198	11,298
China	58,679	249,842	307,422	9,433
Others	36,876	126,363	306,952	9,418

	2,166,727	2,686,492	3,460,459	106,182

Long-lived assets by geographic area were as follows (in thousands):

	December 31
Country	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
Taiwan	67,584	79,023	308,117	9,454
United States	4,565	3,377	2,891	89
Others	351	1,334	8,348	256

	72,500	83,734	319,356	9,799

In 2004, Power Digital, Lexar Media and Macrontron System accounted for 22%, 14% and 13% of net sales, respectively. In 2005, ATP accounted for 11% of net sales. In 2006, Silitrontech accounted for 12% of net sales.

18	SUBSEQUENT EVENTS

On April 30, 2007, the Company completed its acquisition of Future Communications IC, Inc., (“FCI”) a leading designer of radio frequency integrated circuits (RF ICs) for mobile television and wireless communications based in Seoul, South Korea.

The acquisition was accounted for as a purchase transaction. The final purchase price for the transaction was approximately US$50 million in cash and US$40 million in the Company’s ordinary shares and options to purchase the Company’s ordinary shares. The Company has agreed to pay FCI shareholders up to an additional US$12 million in cash under certain circumstances. The first condition is that FCI achieves, for its fiscal year 2007 ending December 31, 2007, a US$33 million revenue target and a 53% product margin target. The second condition relates to the performance of the Company’s stock. If both the FCI revenue and product margin targets are reached, the Company has agreed to pay to FCI shareholders in cash the difference between US$12 million and 90% of the appreciation of the Company’s ADSs over an agreed period of time in the stock portion of the consideration received as part of this transaction.

Annex A

GLOSSARY OF TECHNICAL TERMS

AC-Link/IIS

An audio interface. Has significant advantages over the most prevalent power conversion technologies, which are based on Pulse Width Modulation (PWM). These advantages stem from the simplicity and versatility of its circuit topology (hardware), combined with the sophistication of its control methodology (software).

ACS

Adjacent Channel Selectivity. ACS is a measurement of a receiver’s ability to process a desired signal while rejecting a strong signal in an adjacent frequency channel. ACS is defined as the ratio of the receiver filter attenuation on the assigned channel frequency to the receiver filter attenuation on the adjacent channel frequency.

AsH3	Arsine. A colorless, flammable, highly toxic gas used as a doping agent for the preparation of semiconductor materials.

Bad block

Most NAND flash, like all types of mass storage memory, contain some initial bad blocks within the memory array, which are typically marked as bad by the manufacturer to indicate that they should not be used. Because good blocks in a NAND flash can degrade and wear out, it is important for devices using NAND flash to track not only the initial, factory-marked bad blocks but also the blocks that go bad during normal operation and manage this issue with appropriate bad block management algorithm. A block is the smallest erasable entity in a NAND flash.

Bit error	A NAND flash is occasionally affected by corruption of memory at the binary digit (bit) level, which must be corrected by complex error correcting algorithms, know as error correction codes (ECC).

Board estate	The space a device occupies on a motherboard.

CF	Compact Flash. A type of non-volatile memory storage media commonly used in portable devices such as personal computers, digital cameras, video camcorders, and audio players.

CDMA

Code division multiple access. A form of multiplexing and a method of multiple access that divides up a radio channel by using different pseudo-random code sequences for each user. Also refers to digital cellular telephony systems that make use of this multiple access scheme.

CMOS

Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel complementary metal oxide semiconductor transistors within the same silicon substrate. This is the most commonly used integrated circuit fabrication process technology.

CPU	Central Processing Unit.

DAB	Digital Audio Broadcasting. A technology for broadcasting audio using digital radio transmission.

DRAM	Dynamic Random Access Memory. A memory cell in which digital information (data) is stored in a volatile state. It is a key component of digital circuits.

DSC	Digital Still Camera

DVB-H

Digital Video Broadcasting — Handheld. A technical specification for bringing digit TV broadcast services to mobile phones. The major competitor of this technology is Digital Multimedia Broadcasting (DMB), which can either operate via terrestrial (see T-DMB) or satellite (see S-DMB) transmission.

DualMon	Our technology that enables one graphics processor to control two different displays containing two different images, which saves cost and board estate.

DVD	Digital video disc

IC

Integrated Circuit. A miniaturized electronic circuit (consisting mainly of semiconductor devices, as well as passive components) that has been manufactured in the surface of a thin substrate of semiconductor material.

Interleaving	A method of writing to multiple NAND flash memories simultaneously to increase the data transfer rate between the storage device and the host device.

JPEG	Joint Photographic Experts Group. A commonly used standard method of compression for digital images.

FastMDC	Fast Management Data-link & Calculation. A cost-effective solution for ultra high performance of flash access time and high reliability of data storage.

Flash memory

A type of solid-state, non-volatile memory. The name “flash” is derived from the rapid block erase operation. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

LCD	Liquid Crystal Display.

LNA

Low Noise Amplifier. A semiconductor device in the receiver section of a wireless system that receives signals from an antenna at extremely low signal levels which are amplified by a factor of approximately 10 to 1,000 with the addition of as little interference as possible.

Memory	A device that can store information for later retrieval.

Memory Stick

A removable flash memory card format developed by Sony. Also used in general to describe the whole family of Memory Sticks, including the Memory Stick PRO, a revision that allows greater storage capacity and faster file transfer speeds (including the Memory

Stick PRO-HG, a high speed variant of the PRO, to be used for high definition still and video cameras); Memory Stick Duo, a small-form-factor version of the Memory Stick (including the PRO Duo); and the even smaller Memory Stick Micro (M2).

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MLC

Multi-Level Cell. A NAND flash technology that enables two or more times the capacity compared to a SLC NAND flash, therefore more capacity for a similar cost. A 2x MLC stores 2 bits of data per physical cell instead of the traditional 1 bit per cell using SLC technology.

MMC	MultiMediaCards. A flash memory card format. Also used in general to describe the whole family of MMCs, including RS-MMC, a smaller form-factor version of MMC, and the even smaller MMCmicro.

MMCA	MultiMediaCard Association. A memory card organization that promotes the MMC format.

MP3	MPEG-1 Audio Layer 3. A popular audio encoding format, which uses compression algorithm that is designed to greatly compress the amount of data required to represent the audio recording.

NAND flash	A type of flash memory.

ODM	Original Design Manufacturer.

OEM	Original Equipment Manufacturer.

PA	Power Amplifier. Provides signal amplification in the transmitter section of a wireless system in order to boost a signal through the antenna.

PC Architecture	The design of a personal computer (i.e. configuration of the motherboard, CPU and memory).

PCMCIA	Personal Computer Memory Card International Association. An organization consisting of some 500 companies that has developed a standard for PC cards used in notebook computers.

PDA	Personal Digital Assistant.

PH3	Phosphine. Gaseous compound commonly used in silicon manufacturing as a source of phosphorus.

RAM	Random Access Memory. A type of data storage used in computers that allows the stored data to be accessed at random.

ReadyBoost

A data caching technology first included with Microsoft’s Windows Vista operating system. It aims to make computers running Windows Vista more responsive by using flash memory on a USB 2.0 drive, SD card, CompactFlash, or other form of flash memory, in order to boost system performance.

ReduceOn

Our graphics processor technology which enables intelligent power management that algorithmically varies the clock and power to functional units based on system needs to significantly reduce average operating power usage.

RF IC	Radio Frequency Integrated Circuit. Includes amplifiers, mixers, modulators/demodulators, receivers, transmitters and transceivers.

S-DMB	Satellite Digital Multimedia Broadcasting. A satellite digital radio transmission system for sending multimedia (radio, TV, and datacasting) to mobile devices such as mobile phones.

SD	Secure Digital. A flash memory card format. Also used in general to describe the whole family of SD cards, including miniSD, a smaller form-factor version of SD, and the even smaller microSD.

SDCA	Secure Digital Card Association. A memory card organization that promotes the SD format.

SDRAM	Synchronous DRAM. A type of DRAM (see DRAM) that can run at much higher clock speeds than conventional memory. SDRAM synchronizes itself with the CPU’s bus.

Semiconductor

An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases. Refers to the controller, multimedia SoC, RF IC, etc.

Semiconductor solution	Includes the controller as well as the software.

SiP

System-in-Package. A multi-chip module that integrates a number of integrated circuits enclosed in a single package. A SiP solution is valuable in space constrained environments such as MP3 players and mobile phones and helps reduce the complexity of the PCB and overall design.

SLC NAND	Single-Level Cell. A 1 bit of data per physical cell NAND flash memory technology. SLC offers less capacity per cost compared to MLC, but better robustness, reliability, speed and endurance

SoC	System-on-a-Chip. A chip that incorporates functions usually performed by several different devices into a single chip and therefore generally offers better performance and lower cost.

SPI	Serial Peripheral Interface. A board-level serial peripheral bus.

STiMi

Satellite Terrestrial Interactive Multiservice Infrastructure. A mobile TV broadcasting standard developed by the Academy of Broadcasting Science of China’s State Administration of Radio Film and Television (SARFT).

T-DMB	Terrestrial Digital Multimedia Broadcasting. A terrestrial digital radio transmission system for sending multimedia (radio, TV, and datacasting) to mobile devices such as mobile phones.

Two plane architecture	A NAND flash architecture that allows simultaneous transfer of data in and out of two different memory planes, nearly doubling memory performance.

UFD	USB Flash Drive.

USB	Universal Serial Bus.

WCDMA	Wideband Code Division Multiple Access. A type of 3G cellular network that utilizes the direct sequence CDMA signaling method to achieve higher speeds and support more users.

Wear-leveling

A technique for prolonging the service life of certain kinds of erasable computer storage media, such as flash memory and hard disk drives by arranging data so that erasures and re-writes are distributed evenly across the medium. In this way, no single part of the medium prematurely fails due to a high concentration of write cycles.

Windows Media DRM

A Digital Rights Management service for the Windows Media platform, which is designed to provide secure delivery of audio and/or video content over an IP network to a PC or other playback device in such a way that the distributor can control how that content is used.

WMA	Windows Media Audio. Microsoft’s proprietary audio codec designed to compete with MP3.

xD	xD Picture Card. A flash memory card format.