Form 20-F
period 2007-12-31
Silicon Motion Technology CORP
filed 2008-05-12
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

8F-1, No. 36, Taiyuan St.,

Jhubei City Hsinchu County 302

Taiwan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.01 per share* American Depositary Shares, each representing four ordinary shares	Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American Depositary Shares, or ADSs, each representing four ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities registered or to be registered pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 132,870,191 ordinary shares as of March 31, 2008, US$0.01 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    ☐   Yes    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filed. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act):    Yes  ☐    No  ☒

i

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

Solely for your convenience, this annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the noon buying rate in the City of New York for cable transfers of NT dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the noon buying rate in effect on December 31, 2007, which was NT$32.43 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — Fluctuation in exchange rates could result in foreign exchange losses” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On May 9, 2008, the noon buying rate was NT$30.74 to US$1.00.

The “Glossary of Technical Terms” contained in Annex A of this report sets forth the description of certain technical terms and definitions used in this annual report.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. There factors, risks and uncertainties include those listed under” Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implies by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or multimedia consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	our ability to continue to successfully integrate acquisitions, including our acquisition of Future Communications IC, Inc. in April 2007; and

•	the timing of new product announcements or introductions by us or by our competitors.

One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. We cannot assure you that we will attain any estimates or maintain profitability or that the assumptions on which they are based are reliable.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this annual report. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement. As you read and consider this annual report, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	915,070	2,166,727	2,686,492	3,460,459	5,847,329	180,306
Cost of sales	424,668	1,274,410	1,342,749	1,612,019	2,757,102	85,017

Gross profit	490,402	892,317	1,343,743	1,848,440	3,090,227	95,289

Operating expenses (income):
Research and development	203,646	238,485	373,548	502,225	822,747	25,370
Sales and marketing	125,680	141,136	157,278	200,526	298,199	9,195
General and administrative	69,262	103,303	129,141	219,395	381,749	11,771
Amortization of intangible assets	24,145	17,758	4,501	—	163,704	5,048
Impairment of intangible assets (1)	54,143	11,718	—	—	—	—
Write-off of in-process research and development (2)	—	—	—	—	76,377	2,355
Compensation to customers (3)	—	—	8,122	—	—	—
Write-off of other receivable (4)	—	—	—	40,039	—	—
Gain from settlement of litigation (5)	—	—	—	(3,000)	—	—

Total operating expenses	476,876	512,400	672,590	959,185	1,742,776	53,739

Operating income	13,526	379,917	671,153	889,255	1,347,451	41,550

Total non-operating income	2,512	21,187	44,204	79,268	46,632	1,438

Income before income taxes	16,038	401,104	715,357	968,523	1,394,083	42,988
Income tax (benefit) expense	(94,405)	133,101	42,055	21,032	81,578	2,516

Net income	110,443	268,003	673,302	947,491	1,312,505	40,472

Weighted average shares outstanding:
Basic	96,901	103,878	114,083	123,251	129,041	129,041

Diluted	96,901	103,878	116,015	125,488	133,291	133,291

Earning per share:
Basic	1.14	2.58	5.90	7.69	10.17	0.31

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Diluted	1.14	2.58	5.80	7.55	9.85	0.30

Earning per ADS(6):
Basic	4.56	10.32	23.61	30.75	40.68	1.25

Diluted	4.56	10.32	23.21	30.20	39.39	1.21

(1)	In 2003 and 2004 we determined that impairment of our intangible assets occurred as a result of a significant decline in expected net sales and cash flows from new consumer products such as broadband Internet video phones, car navigation systems, and Tablet PCs.
(2)	Write-off of in-process research and development generated from FCI acquisition after it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.
(3)	In connection with our loss of inventory due to fire at our subcontractor’s factory in May 2005, we paid compensation to customers for delay in shipment caused by the fire.
(4)	Write-off of a non-trade related receivable, for which the collection was doubtful.
(5)	Gain from favorable settlement of litigation with Phison Electronics Corporation.
(6)	Each ADS represents four ordinary shares.

	As of December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	763,545	727,165	1,581,993	1,808,042	1,608,272	49,592
Other current assets	459,634	1,324,343	2,341,402	3,141,162	3,743,933	115,446
Working capital	976,767	1,339,418	3,292,041	3,990,702	3,894,692	120,094
Long-term investments	7,195	3,142	15,954	170,942	119,535	3,686
Property and equipment, net	52,610	65,657	83,734	319,356	519,189	16,010
Intangible assets, net	38,080	6,843	—	—	2,849,437	87,865
Other non-current assets	41,281	39,887	65,048	89,182	279,865	8,629
Total assets	1,362,345	2,167,037	4,088,131	5,528,684	9,120,231	281,228
Total liabilities	253,754	718,804	638,346	960,561	1,536,124	47,368
Total shareholders’ equity	1,108,591	1,448,233	3,449,785	4,568,123	7,584,107	233,860

Consolidated Cash Flow Data(1):
Net cash provided by (used in) operating activities	128,322	234,703	(618,947)	596,765	1,599,288	49,315
Net cash provided by (used in) investing activities	9,706	(263,101)	146,020	(425,012)	(1,950,946)	(60,158)
Net cash provided by (used in) financing activities	268,562	(3,081)	1,278,868	59,929	124,816	3,849
Depreciation and amortization	28,210	21,734	23,906	35,596	92,284	2,846
Capital expenditures	(13,996)	(36,409)	(42,708)	(271,697)	(226,034)	(6,970)

(1)	Subsequent to the issuance of the Company’s 2006 consolidated financial statements, the Company determined that purchases of trading securities in 2005 have been erroneously reported as part of purchases of short-term investments in cash used in investing activities in the statement of cash flows for the year ended December 31, 2005. As a result, cash used in investing activities and cash used in operating activities have been restated from the amounts previously reported to reflect the purchases of trading securities as cash used in operating activities as required by accounting principles generally accepted in the United States.

Exchange Rate Information

Although a majority of our revenues and expenses are denominated in US dollars, our operational headquarters are in Taiwan and we report our financial results in NT dollars. This annual report contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this annual report were made at a rate of NT$32.430 to US$1.00, the noon buying rate in effect as of December 31, 2007. On May 9, 2008, the noon buying rate was NT$30.74 to US$1.00.

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

	Noon Buying Rate
	NT$ per US$
	High	Low
December 2007	32.53	32.30
January 2008	32.49	32.15
February 2008	32.03	30.90
March 2008	31.09	29.99
April 2008	30.52	30.24
May 2008 (through May 9)	30.85	30.44

The following table sets forth the average noon buying rates between NT dollars and U.S. dollars for each of the periods indicated, calculated by averaging the noon buying rates on the last day of each month of the periods shown.

Average Noon Buying Rate
NT$ Per US$
2003	34.40
2004	33.27
2005	32.16
2006	32.49
2007	32.43

Risk Factors

Risks Related to Our Business

Because our operating results for any period could be adversely affected by a number of factors and may therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict.

Although we have been able to generate strong revenue and earnings growth and maintain relatively stable gross margins and operating margins, we cannot assure you that we will be able to maintain in the future growth rates and margins similar to those of past periods. A variety of factors may cause our growth rates and/or margins to decline, including:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry and other reasons;

•	decreases in demand for multimedia consumer electronics products, including mobile phones, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies, and in a cost-effective and timely manner;

•	changes in the relative sales mix of our products;

•	changes in foreign exchange rates;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	our ability to scale our operations in response to increasing demand by customers for our new or existing products;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

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

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 38%, 35% and 40% of our net revenue in 2007, 2006 and 2005, respectively. We only had one customer in 2007, 2006 and 2005 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2007, Samsung Electronics was our largest customer and accounted for approximately 12% our sales. In 2007, ATP Electronics and Barun Electronics were our second and ninth largest customers and accounted for approximately 8% and 3% of our sales, respectively. We believe a substantial portion of our sales to ATP Electronics and Barun Electronics are included in the products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 19% and 20% of our net sales. We believe that if our sales to ATP Electronics and Barun Electronics were included in our sales to Samsung Electronics in 2006 and 2005, such direct and indirect sales to Samsung Electronics would amount to between 13% and 15% and 10% and 12% of our net sales in the respective years. In 2007, 2006 and 2005, Lexar Media was our tenth, ninth and fourth largest customer and accounted for approximately 3%, 3% and 7% of our net sales in the respective years. We believe a substantial portion of our sales to Power Digital Card and Macrotron Systems in 2007, 2006 and 2005 are included in Lexar Media’s products and that such indirect and direct sales to Lexar Media amounted up to 4% of our net sales in 2007, up to 8% in 2006 and up to 18% of our net sales in 2005.

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

We may make acquisitions that are dilutive to existing stockholders, resulting in unanticipated one-time charges or otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.

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

In April 2007 we completed the acquisition of Future Communications IC, Inc.(FCI), a privately held Korea-based fabless mobile TV and wireless communications RF IC design company, and in November 2007 we acquired of select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. Risks arising from these or other future acquisitions could include among other things:

•	our ability to accurately assess the business and prospects of an acquisition or the anticipated benefits of an acquisition;

•	delays in or failure to complete the development and application of the acquired technology or products;

•	our ability to successfully integrate acquired technologies, operations and personnel;

•	failure to achieve projected results of the acquisition;

•	disruption of our ongoing business;

•	diversion of management and employees’ attention from our business;

•	risks associated with entering into a geographic region or business market in which we have little or no prior experience and specifically managing personnel in these regions;

•	difficulties in establishing and maintaining uniform standards, controls, policies and procedures;

•	deficiencies in the internal control of any acquired company could result in a material weakness in our overall internal control;

•	our ability to recover costs of the acquisition or investment;

•	amortization expenses or impairment charges related to goodwill or other intangible assets;

•	negative impact on our relationships with customers, suppliers or contractors;

•	loss of key employees of acquired business; and

•	potentially dilutive issuance of equity securities.

Future acquisitions could result in large one-time charges, the incurrence of debt or contingent liabilities, adverse tax consequences, deferred compensation charges, dilution to future earnings and amortization of amounts related to deferred compensation and certain purchased intangible assets and large and immediate write-offs, any of which could negatively impact our business financial conditions or results of operations and could cause our stock price to decline. We may be unable to identify suitable acquisition candidates or investment opportunities or that we will be able to consummate any such transactions on terms and conditions that are acceptable to us, if at all. We may not realize the anticipated benefits of any acquisition or investment.

We may not be able to sustain our current growth rates, and even if we do maintain them, we are susceptible to many challenges relating to our growth.

We have experienced significant growth in the scope and complexity of our business in a short period of time. Our net sales grew from approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million in 2005 to approximately NT$3,460.5 million in 2006 and to approximately NT$5,847.3 million (US$180.3 million) in 2007. We may not be able to achieve similar revenue growth rates in future periods. In the event that we do achieve continued growth, the expansion of our business and operations will likely place a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures.

Challenges relating to managing our growth include our ability to anticipate and respond to expected changes in future demand for our products. In the event the timing of our expansion does not match market demand, our business strategy may need to be revised, and there could be delays in our roll-out of new products, which may adversely affect our growth and future prospects. If we over-expand and demand for our products does not increase as we may have projected, our financial results will be materially and adversely affected. However, if we do not expand, and demand for our products increases sharply, our business could be seriously harmed because we may not be as cost-effective as our competitors due to our inability to take advantage of increased economies of scale. In addition, we may not be able to satisfy the needs of our current customers or attract new customers, and we may lose credibility and our relationships with our customers may be negatively affected. Moreover, if we do not properly allocate our resources in line with future demand for particular products, we may miss changing market opportunities and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to successfully sustain our current growth rate or that we will be able to manage our growth in the future.

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

In addition, we may not have sufficient management resources to manage, R&D capabilities to address, and financial resources to fund all of the required research to develop future innovations and meet changing industry standards. Moreover, even if we have adequate management resources, R&D capabilities, and financial resources, our future innovations may be outpaced by competing innovations. As a result, we may lose customers and significant sales, and our business and operating results may be materially and adversely affected.

If demand for our products declines in the major end markets that we serve, our selling prices and our overall sales will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in communications, consumer electronics and computing devices, such as mobile phones, smart phones, digital cameras, PDAs, MP3 players and notebook and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential communications, consumer electronics and computing devices as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of communications, consumer electronics and computing devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products or reduce our cost of sales to offset expected declines in average selling prices, our gross margin will decline, which could have a material and adverse effect on our financial condition and operating results.

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our customers’ end products, our revenues could be adversely affected.

In 2005 and 2007, some of our customers indicated that they were unable to acquire enough flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased manufacturing capacity for flash memory since then. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. Because flash memory is a key component in many of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer semiconductor solutions from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

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

Any future downturns in the semiconductor industry may reduce our revenue and result in excess investory.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue or our revenue growth and result in us having excess inventory. Furthermore, any industry upturn could result in increased competition for access to limited third-party foundry, assembly and test capacity.

The average selling prices of our products have historically decreased rapidly and will likely do so in the future, which could harm our revenue and profitability.

The products we develop and sell, especially those for flash memory storage solutions, are used for high volume applications and many of them are subject to rapid declines in average selling prices. Our average selling prices have historically decreased significantly in order to meet market demand, and we expect that we will continue to reduce prices in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by us or our competitors, competitive pricing pressures and other factors. The semiconductor market is extremely cost sensitive, which may result in declining average selling prices of other components used in our customers' products and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

We rely primarily on a small number of distributors to market and distribute certain of our products, and if we fail to manage our distributors effectively or if our distributors do not sell our products effectively, our revenues would likely decline.

Most of our embedded graphics processors and some of our other products are sold through independent distributors. Sales of these products to distributors generate a material amount of our revenues. Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Because not all of our distributors are required to make a specified minimum level of purchases from us, we cannot be certain that they will sell our products on a priority basis. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise with our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would have a material and adverse effect on our financial results.

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

In addition, if any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan, China or Korea, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan, China, or Korea due to uncertainties involving the Taiwan, China, or Korea legal system.

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

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Five outside foundries, UMC and TSMC, in Taiwan, SMIC and HeJian, in China, and STMicroelectronics in Europe currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. We do not have long-term agreements with any of these foundries and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries can allocate capacity to the production of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry customers that are larger and better financed than we are, or have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure manufacturing capacity that we need for our products. In addition, interruptions to the wafer manufacturing processes caused by a natural disaster or human error could result in partial or complete disruption in supply until we are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our products could significantly delay our ability to ship our products and potentially have negative effects on our relationships with existing customers and our results of operations. In addition, if our subcontractors terminate their relationships with us, we would be required to qualify new subcontractors, which could take as long as six months, resulting in unforeseen operations problems, and our operating results may be materially and adversely affected.

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

We currently have more than 66 patents and 105 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we have been and we currently are engaged in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or which may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer to withdraw or recall certain products from the market, redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of the technology. See “Legal Proceedings”.

In addition, any litigation, whether to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of management.

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

We face competition from a large number of competitors in each of our targeted areas. We currently compete with other companies that produce flash storage controllers, such as Alcor Micro, Chipsbank, Genesys, Incomm, Phison, Samsung, Skymedi, and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For multimedia SoC products, the companies with whom we compete include Actions, ALi, AMD, NVIDIA, Rockchip, SigmaTel, and Vimicro. For mobile communications products, the companies with whom we compete include Analog Devices, Broadcom, DiBcom, Infineon, Qualcomm, Newport Media, NXP, RFMD, Siano, and Skyworks. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

The multimedia consumer electronics market, which is a principal end market for our products, has historically been subject to intense price competition. In many cases, low-cost, high-volume semiconductor component producers have entered markets and driven down profit margins. If a low-cost, high-volume producer should develop products that compete with our products, our sales and profit margins would suffer.

Fluctuations in exchange rates could result in foreign exchange losses.

Our reporting currency is the NT dollar. The majority of our sales are denominated in US dollars, and to a lesser extent NT dollars and Korean Won. Most of our cost of sales are denominated in US dollars. The majority of our operating expenses are denominated in NT dollars, and to a lesser extent Korean Won, Renminbi and US dollar. As a result, appreciation or depreciation of other currencies in relation to the NT dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

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

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

We are subject to reporting obligations under securities laws of the United States. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2007 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

Because the NASDAQ Global Select Market is likely to continue to experience extreme price and volume fluctuations, the price of our ADS may decline. Since we completed our initial public offering in June 2005, the market price of our ADS has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply-demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	announcements by us or our competitors of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts; and

•	announcements by us or our competitors of significant acquisitions or partnerships.

Many of these factors are beyond our control and may negatively impact the market price of our ADS, regardless of our performance. In addition, the stock market in general, and the market for technology and semiconductor companies in particular, have been highly volatile. Our ADS may not trade at the same levels of shares as that of other semiconductor and technology companies, and shares of semiconductor and technology companies, in general, may not sustain their current market prices. These fluctuations as well as general economic, political, and market conditions may have an adverse effect on the market price of our ADS.

Political, Regulatory and Economic Risks

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

While we also, through our acquisition of FCI, maintain substantive operations in Korea. our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, four of our primary third party manufacturers, UMC and TSMC, are located in Taiwan and, SMIC and HeJian are located in China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between the Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National Peoples’ Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

The relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could also have a material and adverse effect on the financial condition of four of our primary foundries that manufacture most of our semiconductors. Two of the foundries, UMC and TSMC, are located in Taiwan, and the other two SMIC and HeJian, are located in China. Such relations between Taiwan and China and other factors could also have a material and adverse effect on the financial condition of Taiwan IC Packaging Corp. (TICP) and Youngtek Electronics Corp. (YTEC), two of our primary subcontractors for the assembly and testing of our products, which are also located in Taiwan. In addition, any expansion or development of our research and development team in China could be restricted or jeopardized, and our sales and marketing performance may be affected.

Our business depends on the support of the Taiwan government, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwan government has been very supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwan government. For example, under the Statute for Upgrading Industries of Taiwan, we are granted tax credits by the Taiwan Ministry of Finance at rates set at certain percentages of the amounts utilized in qualifying research and development costs and in qualifying employee training expenses. If such tax credits cannot be utilized in the fiscal year in which the relevant costs or expenses were incurred, they may be carried forward for up to the next four years. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include 5-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the new share offerings received in 2002, 2003 and 2004 to fund eligible research and development projects. In the first quarter of 2005 and the fourth quarter of 2007, SMI Taiwan received certain requisite consents or approvals for tax exemptions. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and note 15 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

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

We face substantial political risk associated from doing business in South Korea because of tension political relationship between South Korea and North Korea.

Relations between South Korea and North Korea have been tense over most of South Korea’s history, and more recent concerns over North Korea’s nuclear capability, and relations between the United States and North Korea, have created a global security issue that may adversely affect Korean business and economic conditions. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events. An adverse change in economic or political conditions in South Korea or in its relations with North Korea could have a material adverse effect on our Korean subsidiary and our company.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

Silicon Motion Technology Corporation (“Silicon Motion”) was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”) in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired Future Communications IC, Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in South Korea.

Our principal executive offices are located at 8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. The address of our United States subsidiary, SMI USA is 1591 McCarthy Blvd., Milpitas, CA 95035. Our ADSs have been listed and traded on Nasdaq since June 2005.

Below is the structure chart for our organization:

Overview

We are a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoC business, and mobile communications business. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, card readers, SSDs, and embedded flash. These flash memory storage products are widely used for external or internal storage of data by consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices, personal multimedia players, and notebook and desktop personal computers. Our multimedia SoC business is composed of products that support MP3 and personal multimedia players, PC cameras and embedded graphics applications. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs and electronics toll collection RF ICs, which became our new product line as a result of our acquisition of FCI in April 2007.

We sell our semiconductor solutions to leading original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Lexar Media, Samsung, Sony, STMicroelectronics, and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by most of the handset industry’s leading OEMs. Our multimedia SoCs are important components of MP3 and embedded graphics applications that are sold by companies such as Advantech, Fuji-Xerox, Kontron, Siemens, Toshiba-TEC, Funac, Motorola, Radisys, Wincorf-Nixdorf, ChipPC. We provide our innovative mobile communications ICs to LG Electronics, Pantech & Curitel, Samsung and other companies. We sell our products through our direct sales force and distributors in Canada, China, Europe, Japan, Korea, Singapore, Taiwan and the United States.

We have experienced rapid growth in our net sales. Our net sales grew from approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million in 2005 to approximately NT$3,460.5 million in 2006, and to approximately NT$5,847.3 million (US$180 million) in 2007, representing a compound annual growth rate, or CAGR of approximately 59%.

Acquisition of Future Communications IC, Inc.

In April 2007, we acquired Future Communications IC, Inc (FCI). FCI is a leading designer of RF ICs for mobile TV and wireless communications based in Seoul, South Korea. The final purchase price for the transaction was approximately US$50 million in cash and US$40 million in our ordinary shares and options to purchase our ordinary shares. We agreed to pay FCI shareholders up to an additional US$12 million in cash under certain circumstances. The first condition is that FCI achieves, for its fiscal year 2007 ending December 31, 2007, a US$33 million revenue target and a 53% product margin target. The second condition relates to the performance of our stock. If both the FCI revenue and product margin targets are reached, we have agreed to pay to FCI shareholders in cash the difference between US$12 million and 90% of the appreciation of our ADSs over an agreed period of time in the stock portion of the consideration received as part of this transaction. As the above described earn-out conditions set forth in the share purchase agreement were achieved, in March 2008, we paid US$12 million to the former shareholders of FCI.

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

Our Markets and Products

We design, develop and supply a portfolio of multimedia data processing, storage, and transfer solutions targeted to consumer electronics applications. Our current product offerings are primarily targeted at three main markets: mobile storage, multimedia SoCs and mobile communications markets. The following is a brief description of each of our target markets.

Mobile Storage Products

We offer a broad range of controllers for NAND flash memory storage products, including flash memory cards, USB flash drives and card readers, embedded flash and solid state drives. Flash memory storage products are widely used by consumers to store data for multimedia consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices, personal multimedia players, and notebook and desktop PCs. Flash memory cards and USB flash drives are two of the largest end applications for NAND flash. Our controllers are designed to be compatible with and the companion IC to the vast majority of NAND flash produced by companies such as Hynix, Intel, Micron, Samsung, Spansion, STMicroelectronics and Toshiba. Because NAND flash from different manufacturers may be dissimilar in terms of IC packaging, input/output timing, command code and other factors, a controller plays an important role in ensuring NAND flash used in flash memory storage products are compatible with consumer electronics host devices. New NAND flash from different manufacturers or the same vendor may require updates to the firmware in the controller, extensive and thorough debugging and testing of the controller with the updated NAND flash driver and extensive and thorough compatibility testing of the NAND flash memory storage product.

Key functions of our flash memory card and USB flash drive controllers include:

•	managing data input and output between the NAND flash in the flash memory storage product and the consumer electronics host device;

•	ensuring that flash memory storage products which use our controllers are compatible with the widest possible universe of consumer electronics host devices;

•	ensuring data reliability in NAND flash by detecting and correcting individual bit errors in the NAND flash;

•	on a larger scale, ensuring data integrity in a NAND flash by mapping bad blocks and preventing the bad blocks from being used for storing data;

•	maximizing the life of a NAND flash with wear-leveling algorithms which spreads out the use of the memory array and equalizes the use of all the memory cells;

•	enhancing the read and write performance of NAND flash by utilizing two-plane architecture, interleaving, or other technologies; and

•	implementing security features to protect software code, personal data and multimedia digital rights.

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

We believe we offer the broadest line of high-performance controllers for all major NAND flash memory card formats, including Compact Flash (“CF”), MultiMedia Card (“MMC”), Secure Digital (“SD”) and xD-Picture Card (“xD”), as well as sub-types of these formats, such as SD card’s miniSD card and microSD card. We believe that our controllers are compatible with the majority of NAND flash currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash.

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

Other storage controllers. In addition to controllers for flash memory cards, USB flash drives and card readers, we have recently developed and have shipped to customers embedded controller solutions and controllers for solid state drives. Our embedded controller solutions include controllers mounted on the printed circuit board of electronic devices, such as DVD players, digital camcorders, and MP3 players, used to control NAND flash also mounted on the printed circuit board of the device, as well as controllers contained in a single semiconductor package with one or more companion NAND flash dies. In 2007, we started shipping controllers for solid state drives for use in notebook PCs and servers.

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

We focus on SoCs for personal media players that use NAND flash as the data storage medium, the principal type of medium for these devices, which have largely replaced hard disk drive as a storage medium except for the largest memory capacity devices. Our solutions are designed to enable personal media players to manage thousands of digital media files, the number of which is limited to a large extent only by the capacity of the NAND flash used in the device. Personal media player SoCs are integrated solutions based on two key technology building blocks, codecs for audio and other media and a NAND flash controller. The capabilities of a personal media player’s NAND flash controller is an important factor because the cost of NAND flash is a very large percentage of a personal media player’s bill of materials and the largest category of cost.

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

Before we combined our business with Feiya in 2005, SMI USA was principally a graphics processor company. We are currently focused primarily on designing, developing and marketing high-performance, low-power SoCs which contain a graphics processor engine and embedded memory and are highly integrated and low cost, small in chip size, easy to design-in by systems integrators, and fully supported and not end-of-life. The markets in which we compete include low-end servers, consumer and lifestyle products, medical and industrial applications, office equipment and casino slot machines. Our embedded graphics processors are generally used to render text, 2D graphics and graphical user interface (GUI) on displays.

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

Our single chip image controller for PC camera solutions supports CMOS image sensors of up to 2.0 megapixels. Our SoC integrates a color processor engine, JPEG compression, AC-Link/IIS audio interface and high-speed USB 2.0 device controller and also supports all legacy PC systems equipped with USB 1.1 host interfaces.

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

Mobile TV tuners. Our products include mobile TV tuners for mobile phones and other portable devices. Our tuners are designed for many mobile TV broadcast standards including S-DMB, T-DMB, DVB-H, T-MMB and CMMB. We also offer tuners for digital audio (DAB) and digital TV (DVB-T and DMB-TH). According to competitor product benchmarking, we believe our mobile TV tuners are among the best in the market in terms of smallest chip size, lowest power consumption, lowest noise and high adjacent channel selectivity (ACS). We augment our own demodulator technologies by cooperating closely with many demodulator IC partners and sell our products in a SiP combination with our own demodulator die or a demodulator die provided by our demodulator IC partner. We also supply SoCs which combines our own RF and demodulator technologies.

CDMA RF ICs. We offer CDMA transmitters, receivers, transceivers, low noise amplifiers (LNA) and power amplifiers (PA).

Electronic toll collection system RF ICs. We are a leading supplier of transceiver ICs for Korea’s electronic toll collection system.

Our Customers

We sell our semiconductor solutions to leading original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, worldwide. We provide our high performance flash memory storage controller to companies such as Lexar Media, Samsung, Sony, STMicroelectronics, and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by the handset industry’s leading OEMs. Our multimedia SoCs are important components of MP3 and embedded graphics applications that are sold by companies such as Advantech, Fuji-Xerox, Kontron, Siemens, Toshiba-TEC, Funac, Motorola, Radisys, Wincorf-Nixdorf, ChipPC. We provide our innovative mobile communications ICs to LG Electronics, Pantech & Curitel, Samsung and other companies.

Sales to our five largest customers represented approximately 38%, 35% and 40% of our net revenue in 2007, 2006 and 2005, respectively. We only had one customer in 2007, 2006 and 2005 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2007, Samsung Electronics was our largest customer and accounted for approximately 12% our sales. In 2007, ATP Electronics and Barun Electronics were our second and ninth largest customers and accounted for approximately 8% and 3% of our sales, respectively. We believe a substantial portion of our sales to ATP Electronics and Barun Electronics are included in the products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 19% and 20% of our net sales. We believe that if our sales to ATP Electronics and Barun Electronics were included in our sales to Samsung Electronics in 2006 and 2005, such direct and indirect sales to Samsung Electronics would amount to between 13% and 15% and 10% and 12% in the respective years. In 2007, 2006 and 2005, Lexar Media was our tenth, ninth and fourth largest customer and accounted for approximately 3%, 3% and 7% of our sales in the respective years. We believe a substantial portion of our sales to Power Digital Card and Macrotron Systems in 2007, 2006 and 2005 are included in Lexar Media’s products and that such indirect and direct sales to Lexar Media amounted up to 4% of our net sales in 2007, up to 8% in 2006 and up to 18% of our net sales in 2005.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and ODM customers in Taiwan, Korea, China, the United States, and Japan. Approximately 87% of our sales in 2007 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors with locations throughout the world. We selected these distributors based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing groups focus on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis, and corporate communications. We seek to work with potential and existing customers early in their design process in order to best match our products to their needs, and more broadly, ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our research and development, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as the MMCA and the SDCA for flash memory cards, helps us monitor the latest industry developments and promote our corporate profile. Our marketing groups also work with our sales teams to identify new business opportunities.

We also have field application engineers, or FAEs, who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, IC design, digital and mixed-signal design, RF, and software engineering. As of December 2007, we had 66 patents in China, Japan, Korea, Taiwan, and the United States and 105 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

We believe technology research and product development are essential to our growth. Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea, Shanghai, China and Milpitas, California. Our facilities in Milpitas focus primarily on graphics products, facilities in Seoul focus primarily on mobile communications products, and facilities in Hsinchu, Taipei, and Shanghai focus primarily on mobile storage and other products.

Our research and development expenses were approximately NT$373.5 million, NT$502.2 million and NT$822.7 million (US$25.4 million) for the years ended December 31, 2005, 2006 and 2007, respectively.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual dies on each wafer are assembled into finished ICs and undergo several stages of testing before delivery to our customers. We also ship bare dies to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the research and development efforts of leading manufacturers without the requirement to commit our own substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.

Wafer fabrication. UMC and TSMC in Taiwan, HeJian and SMIC in China, and ST Microelectronics in Europe are currently our primary foundries that manufacture most of our semiconductors. Our foundries in Taiwan and China currently fabricate our devices using mature and stable CMOS process technology with line-widths of 0.16-, 0.18-, 0.25- and 0.35-micron. We also rely on STMicroelectronics as our foundry for mobile communications products using Bi-CMOS process technology. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual die, assembled into finished IC packages, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic test equipment. We currently engage companies such as SPIL, Taiwan IC Packaging (TICP), King Yuan Electronics, and Youngtek Electronics in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

We currently compete with other companies that produce flash memory storage controllers, such as Alcor Micro, Chipsbank, Genesys, Incomm, Phison, Samsung, Skymedi, and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For multimedia SoC products, the companies with whom we compete include Actions, ALi, AMD, NVIDIA, Rockchip, SigmaTel, and Vimicro. For mobile communications products, the companies with whom we compete include Analog Devices, Broadcom, DiBcom, Infineon, Qualcomm, Newport Media, NXP, RFMD, Siano, and Skyworks.

Intellectual Property

Our success and future revenue growth depends, in part, on our ability to protect our intellectual property. We rely on a portfolio of intellectual property rights, registered in the United States, Taiwan, and other countries, including patents, copyright rights, trademark registrations, trade secret laws, contractual provisions, licenses, and other methods to protect our intellectual property.

As of December 31, 2007, we held 66 patents in the United States, Taiwan, and other countries and have 105 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

Companies in the semiconductor industry have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. Any such litigation could materially adversely affect us.

We intend to protect our intellectual property rights vigorously, but there can be no assurance that our efforts will be successful. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise, customer support capabilities, and ability to introduce new products in a timely and cost effective manner will be important factors in maintaining our competitive position.

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF and zipSYS as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2005	2006	2007
Management and administration	44	64	93
Operations	10	11	18
Research and development	141	202	320
Sales and marketing	47	84	139

Total	242	361	570

As of December 31, 2007, we had 570 total employees, including 299 in Taiwan, 30 in the United States, 119 in China, 118 in Korea, and 4 in Japan. 402 of our total employees are engineers.

We do not have any collective bargaining arrangements with our employees. We consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located in Hsinchu, Taiwan. We own this 72,600 square feet facility which houses our management and administration, operations, and research and development departments. We purchased our two floor facility in August, 2007 for NT$260 million (US$8 million). In order to house our expanding research and development and other departments, we purchased in March 2008 an additional floor in the same building with 36,100 square feet of floor space for NT$132 million (US$4 million). In Taiwan, we also lease premises in Taipei, occupying approximately 26,400 square feet of floor space and housing sales and marketing, as well as research and development departments.

In addition to these facilities in Taiwan, we also lease facilities in Seoul, Korea, Shanghai, Shenzhen, and Beijing, China, Milpitas, California, and Yokohama, Japan for research and development, sales and marketing, as well as administration. These facilities in aggregate consist of approximately 45,000 square feet of floor space with lease terms expiring at various dates between 2008 and 2012. In April, 2007, we entered into an agreement to acquire 6,300 square feet of floor space in Seoul for NT$54 million (US$1.7 million). This building in which we own one floor is currently under construction. We expect to move into the facilities by December 2010. We are also currently exploring the purchase of facilities in Shanghai with an aggregate floor space of approximately 15,900 square feet. Total purchase cost for the facilities in Shanghai is expected to be approximately NT$130 million (US$4.0 million). We anticipate that we will complete this purchase before the end of 2008.

We also own commercial property in Taipei of approximately 6,200 square feet, which we purchased in October, 1998 for NT$32 million (US$1 million). This property was formerly our Taipei sales office, has not been used by us since 2004, and which we have leased out as office premises. It is our intention that we will sell this property as we do not intend to use it for operating purposes.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. We have achieved significant sales growth since our inception, primarily due to significant increases in the number of semiconductors we have sold, offset partially by the lower average selling prices of each type of semiconductor. We compete primarily in the markets for controllers for flash-based storage products, mobile communications ICs, and multimedia SoCs. Net sales generated by these product groups for the periods indicated were as follows:

	Year Ended December 31,
	2005		2006		2007
	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile storage(1)	2,270,121	85	3,004,507	87	4,500,115	77
Mobile Communications (2)	—	—	—	—	761,608	13
Multimedia SoCs (3)	402,139	15	432,072	12	563,739	10
Other products (4)	14,232	—	23,880	1	21,867	—

Total	2,686,492	100	3,460,459	100	5,847,329	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, embedded flash applications, and flash card readers.
(2)	Includes mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs.
(3)	Includes graphics processors and MP3 SoCs.
(4)	Includes primarily demo boards.

We market and sell our products worldwide through a combination of direct sales personnel focusing on sales to ODMs and OEMs that tend to purchase in higher volumes, as well as through independent distributors focusing on customers that generally purchase in smaller volumes. We have direct sales personnel in Taiwan, Korea, and the United States. Most of our products are sold to large customers who tend to buy in higher volumes, and therefore we sell most of these products through our direct sales personnel (79% and 82% of net sales for the years ended December 31, 2006 and 2007, respectively), with a smaller portion sold through independent distributors (21% and 18% of net sales for the years ended December 31, 2006 and 2007, respectively).

In determining whether to sell directly or through distributors, we consider, among other factors, our experience in those particular markets, creditworthiness of customers, our ability to identify customers, extent of volume demand in the market and our ability to provide technical support easily in the market.

For the years ended December 31, 2005, 2006 and 2007 we derived approximately 59%, 58%, and 41%, respectively, of our net sales from customers located in Taiwan and approximately 19%, 10%, and 6%, respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2005	2006	2007
Country
Taiwan	59%	58%	41%
Korea	4%	11%	26%
United States	19%	10%	6%
Others	18%	21%	27%

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year End December 31,
	2005	2006	2007
Currency
U.S. dollars	54%	57%	55%
NT dollars	46%	43%	34%
Korean Won	—	—	11%

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

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as flash-based storage products, mobile phones, DSCs, and MP3 players, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and generally, decreased net sales in the first half of each year. However, our recent rapid sales growth makes it difficult for us to assess the impact of seasonal factors on our business.

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

Amortization of acquired intangible assets. Amortization of acquired intangible assets relates to the amortization of intangible assets acquired in the FCI and Centronix acquisitions. Acquisition-related identified intangibles are amortized on a straight-line basis over the estimated economic lives of four years for core technology and customer relationships and three months for order backlog.

Acquired in-process research and development. Acquired in-process research and development relates to the in-process research and development expensed upon the acquisition of FCI as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.

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

Non-operating income and expenses. Our non-operating income and expenses include our gains or losses on the sales of our investment, our interest from deposited cash or short-term investments, our gains or losses on foreign exchange rates, our impairment of long-term investments, our interest paid on loans and capital leases and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments annually, generally at the end of every fiscal year, and make corresponding adjustments as needed to the value of our long-term investments.

Provision for income taxes. We accrue income taxes at the applicable statutory rates in accordance with the jurisdictions where our subsidiaries are located and as adjusted for certain items including accumulated losses carried forward, non-deductible expenses, research and development tax credits, certain tax holidays, as well as changes in our deferred tax assets and liabilities and related valuation allowance. Furthermore, Taiwan tax regulations require our Taiwan subsidiary to pay an additional 10% tax on unappropriated earnings. The Taiwan government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include five-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the share offerings it received in 2002, 2003 and 2004 to fund eligible research and development projects. In the first quarter of 2005, SMI Taiwan received (a) all approvals, including shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2002, which exemptions have become effective as of January 1, 2005; in the forth quarter of 2007, SMI Taiwan received (b) all approvals, including shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2003, which exemptions have become effective as of January 1, 2010, and (c) the preliminary approval for tax exemptions in connection with research and development projects using funds raised in 2004. We intend to let SMI Taiwan enjoy the tax exemptions in connection with research and development projects using funds raised in 2004. Once all the required governmental approvals and shareholders’ consents are received for particular research and development projects, SMI Taiwan will be entitled to tax exemptions for income derived from products using technologies from such projects for five years, starting from the fiscal year determined by SMI Taiwan in accordance with relevant regulations. With a combination of tax credits and exemptions, we expect our effective tax rate to be lower than the statutory tax rate, so long as we are able to continue to take advantage of the Taiwanese government’s favorable tax policies. See “Risk Factors — Risks Related to Our Business — Our business depends on the support of the Taiwanese government, and a decrease in this support may increase our tax liabilities and decrease our net income” for the risks related to our ability to enjoy favorable tax policies of the Taiwanese government.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. As of December 31, 2005, 2006, and 2007, our allowance for sales returns was approximately NT$18.1 million, NT$35.1 million and NT$ 45.8million (US$1.4 million), respectively, representing approximately 1.0%, 1.0% and 0.8% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. During 2007, the actual price adjustments to distributors was nil.

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

As of December 31, 2006 and 2007 our allowance for trade-related doubtful accounts was approximately NT$13.4 million and NT$23.1 million (US$0.7 million), respectively, representing approximately 1.0% and 1.9% of our gross accounts receivables as of those respective dates. In 2006, we also wrote-off a NT$40.0 million (US$1.2 million) non-trade related receivable, the collection of which we believe is doubtful.

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

Stock-based compensation The SFAS No. 123(R) was adopted on January 1, 2006. We recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

We elected the modified prospective application method for adopting SFAS No. 123(R). Under this method, the unrecognized expense of awards not yet vested at January 1, 2006, the date of adoption is recognized in net income in the period after the date of adoption using the same Black-Scholes valuation method and assumptions determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation, “as disclosed in our previous annual report.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant using the valuation model requires judgment. We use the Black-Scholes-Merton valuation formula to estimate the fair value of employee stock options, which is consistent with the provisions of SFAS No. 123(R). Option pricing models, including the Black-Scholes-Merton formula, require the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Because our stock became publicly traded in June 2005, we do not have a meaningful observable share-price volatility; therefore, we estimate our expected volatility based on that of similar publicly-traded companies and expect to continue to do so until such time as we might have adequate historical data from our own traded share price. We estimated our options’ expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determine another method to estimate expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for future share-based awards could change significantly from those used for past awards, even if the critical terms of the awards are similar. Higher volatility and expected terms result in an increase to share-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.

Valuation of long-lived assets and intangible assets. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial condition. During 2007, we recognized impairment losses of approximately NT$14.4 million (US$0.4 million) on long term investments identified for the investment of Spright Co., Ltd. as a result of recurring operating losses and reduced forecasts which indicated that the Company’s investment was not recoverable within a reasonable period of time.

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

Effective January 1, 2007, we adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50 percent likely to be realized. The total amount of unrecognized tax benefits as of December 31, 2007 was NT137.4 million (US$4.2 million), excluding accrued interest and penalties. These tax benefits of NT$27,079 thousand (US$835 thousand) would affect our effective tax rate if recognized. Interest and penalties recorded for uncertain tax positions are included in our income tax provision. As of December 31, 2007, NT$3,243 thousand (US$100 thousand) of interest and penalties was accrued. Fiscal years 1996 and 2004 through 2006 remain subject to examination by US Internal Revenue Service. Fiscal years 2002 through 2006 remain subject to examination by other foreign tax jurisdictions . The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits will change significantly. See Note 15 to the Consolidated Financial Statements for further information regarding the impact of adopting this new standard as well as changes in unrecognized tax benefits during 2007.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	50.0	46.6	47.2

Gross profit	50.0	53.4	52.8

Operating expenses (income):
Research and development	13.9	14.5	14.1
Sales and marketing	5.8	5.8	5.1
General and administrative	4.8	6.3	6.5
Amortization of intangible assets	0.2	—	2.8
Write-off of in-process research and development	—	—	1.3
Compensation to customers	0.3	—	—
Write-off of other receivable	—	1.2	—
Gain from settlement on litigation	—	(0.1)	—

Total operating expenses	25.0	27.7	29.8

Operating income	25.0	25.7	23.0

Non-operating income (expenses):
Gain on sales of short-term investments — net	0.4	0.5	0.4
Gain on sales of long-term investment — net	—	—	0.1
Interest income	1.0	1.9	0.9
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss) — net	0.1	(0.2)	(0.3)
Impairment of long-term investment	—	—	(0.3)
Other income, net	0.1	0.1	0.0

Total non-operating income	1.6	2.3	0.8

Income before income taxes	26.6	28.0	23.8
Income tax expense	1.6	0.6	1.4

Net income	25.0%	27.4%	22.4%

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Net sales. Our net sales for the year ended December 31, 2007 were approximately NT$5,847.3 million (US$180.3 million) compared to approximately NT$3,460.5 million for the year ended December 31, 2006, an increase of approximately 69%. Total unit shipments of our products increased 96% because of strong mobile storage and multimedia SoCs sales, as well as sales from FCI, our new mobile communications product line, which we had acquired in April 2007 and began consolidating in May 2007. Strong unit shipment growth was however partially offset by a decrease in average selling prices caused by intense market place competition.

Net sales of mobile storage products increased 50% to NT$4,500.1 million (US$138.8 million) for the year ended December 31, 2007 primarily because of strong sales of flash memory cards controllers and USB flash drive controllers. Net sales of multimedia SoC products increased 30% to NT$563.7 million (US$17.4 million), mainly because of strong MP3 SoC and graphics processors sales. Net sales of mobile communication products contributed NT$761.6 million (US$23.5 million), with sales from mobile TV tuners, CDMA RF ICs, and electronic toll collection (ETC) RF ICs.

For the year ended December 31, 2007, we shipped approximately 297.2 million units of semiconductors for mobile storage products in total, an increase of approximately 85% from approximately 160.8 million units for the year ended December 31, 2006. Total unit shipment of our multimedia SoCs for the year ended December 31, 2007 increased to 7.1 million from 1.8 million units for the year ended December 31, 2006.

Cost of Sales and Gross profit. Our cost of sales grew to approximately NT$2,757 million (US$85 million) for the year ended December 31, 2007 from approximately NT$1,612 million in 2006. Our gross margin decreased to 52.8% for the year ended December 31, 2007 from 53.4% for the year ended December 31, 2006 as a result of slightly higher silicon wafer and testing costs for mobile storage products, as well as an increase in sales of lower gross margin MP3 SoCs and USB flash drive controllers.

Research and development expenses. Our research and development expenses increased to approximately NT$822.7 million (US$25.4 million), or 14.1% of net sales, for the year ended December 31, 2007 from approximately NT$502.2 million, or 14.5% of net sales, for the year ended December 31, 2006. Several factors contributed to the 64% increase in research and development expenses. Salary, benefits and compensation expenses grew as we increased our headcount from 202 to 320 employees in our research and development group. Our project expense increased as we continued to invest in all our product lines. We expect research and development expenses to increase in absolute terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$298.2 million (US$9.2 million), or 5.1% of net sales, for the year ended December 31, 2007 from approximately NT$200.5 million, or 5.8% of net sales, for the year ended December 31, 2006. Several factors contributed to the 49% increase in sales and marketing expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 84 to 139 employees in our sales and marketing group. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to increase the size of our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$381.7 million (US$11.8 million), or 6.5% of net sales, for the year ended December 31, 2007 from approximately NT$219.4 million, or 6.3% of net sales, for the year ended December 31, 2006. Several factors contributed to the 74% increase in general and administrative expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 64 to 93 employees in our general and administrative group. Our general and administrative expenses also increased because of higher costs necessary to comply with the legal and regulatory requirements applicable to publicly listed companies in the United States. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations.

Amortization of intangible assets. Our expense relating to amortization of intangible assets increased to approximately NT$163.7 million (US$5.0 million). This expense was associated with the amortization of intangible assets relating to our acquisition of FCI and Centronix in April and November 2007, respectively.

Write-off of in-process research and development. In-process research and development (“IPR&D”) expenses are from research and development projects in-process at the time of our FCI acquisition that have not demonstrated technological feasibility and that do not have alternative future uses.

Write-Off of Other Receivables. For the year ended December 31, 2006, we wrote-off a NT$40.0 million (US$1.2 million) non-trade receivable, the collection of which we believed was doubtful. We did not have a similar write-off for the year ended December 31, 2007.

Gain on sales of long-term investments. In August 2007, we sold all of our investment in Chipmast and recognized a realized investment gain of NT$4,991 thousand (US$154 thousand)

Interest expense. Our interest expense increased to approximately NT$1,053 thousand (US$32 thousand) for the year ended December 31, 2007 from approximately NT$33 thousand for the year ended December 31, 2006. Our interest expense for 2007 increased as a result of the Future Communications IC, Inc.’s borrowings from the bank and government.

Gain from settlement on litigation. Our dispute with Phison was settled on September 22, 2006 after Phison paid us NT$3,000 thousand.

Foreign exchange gain (loss). Foreign exchange loss due to changes in exchange rates increased from NT$5.1 million in 2006 to NT$18.7 million (US$0.6 million) in 2007. The foreign exchange loss is attributable to the appreciation of the NT dollar relative to the US dollar during the period.

Interest income. Our interest income decreased to approximately NT$52.4 million (US$1.6 million) for the year ended December 31, 2007 from approximately NT$65.2 million for the year ended December 31, 2006. Our interest income decreased as a result of decreases in our cash and cash equivalent position.

Impairment of long-term investment. During the fourth quarter of fiscal 2007, we determined that our investment in Spright was impaired. Because of a combination of recurring losses and reduced forecasts indicating that ours investment was not recoverable within a reasonable period of time, we determined the impairment to be other than temporary and recorded an impairment charge of NT$14,447 thousand (US$445 thousand).

Income tax expense. Our income tax expense increased to approximately NT$81.6 million (US$2.5 million) for the year ended December 31, 2007 from an income tax expense of approximately NT$21.0 million for the year ended December 31, 2006. Our income tax expense increased because our pre-tax income increased and also because we adopted FIN 48, which requires us to accrue additional tax liabilities.

Net income. Net income increased to approximately NT$1,312.5 million (US$40.5 million) for the year ended December 31, 2007 from approximately NT$947.5 million for the year ended December 31, 2006.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Net sales. Our net sales for the year ended December 31, 2006 were approximately NT$3,460.5 million compared to approximately NT$2,686.5 million for the year ended December 31, 2005, an increase of approximately 29%. The increase in our net sales was primarily due to an increase in net sales from our mobile storage product, which had increased from 85% of overall net sales in 2005 to 87% of overall net sales in 2006.

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

For the year ended December 31, 2006, we shipped approximately 161 million units of semiconductors for mobile storage products in total, an increase of approximately 103% from approximately 79 million units for the year ended December 31, 2005. Total unit shipment of our multimedia SoCs for the year ended December 31, 2006 remained unchanged at 2 million units with the year ended December 31, 2005.

Cost of sales and gross profit. Our cost of sales grew to approximately NT$1,612 million for the year ended December 31, 2006 from approximately NT$1,342.7 million in 2005. Our cost of sales as a percentage of net sales declined from approximately 50.0% of our net sales in 2005 to 46.6% of our net sales in 2006. Our cost of sales increased as a result of the increased number of semiconductors sold. However, our cost per unit declined because of several factors. Our cost per unit declined as we migrated our manufacturing process technology to smaller geometries which increased the number of dies per silicon wafer and lowered our unit cost. A second factor was the shift towards shipping a larger percentage of our flash memory controllers in bare die form. The lack of chip assembly removed a cost component that we had previously passed along to our customers without much mark-up. A third factor was that wafer prices in general were lower in 2006 than in 2005. Our gross margin increased to 53.4% for the year ended December 31, 2006 from 50.0% for the year ended December 31, 2005 due to improvements in our cost of sales.

Research and development expenses. Our research and development expenses increased to approximately NT$502.2 million, or 14.5% of net sales, for the year ended December 31, 2006 from approximately NT$373.5 million, or 13.9% of net sales, for the year ended December 31, 2005. Several factors contributed to the 34% increase in research and development expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 141 to 202 employees in our research and development group, and also as we started accounting for stock-based compensation in 2006, the amount of which was NT$37.7 million. Our project expense increased as we continued to invest in card readers, portable audio SoCs for MP3 players and image processor for PC cameras. We expect research and development expenses to increase in absolute terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$200.5 million, or 5.8% of net sales, for the year ended December 31, 2006 from approximately NT$157.3 million, or 5.8% of net sales, for the year ended December 31, 2005. Several factors contributed to the 28% increase in sales and marketing expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from

47 to 84 employees in our sales and marketing group, and also as we started accounting for stock-based compensation in 2006, the amount of which was NT$13.5 million. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to increase the size of our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$219.4 million, or 6.3% of net sales, for the year ended December 31, 2006 from approximately NT$129.1 million, or 4.8% of net sales, for the year ended December 31, 2005. Several factors contributed to the 70% increase in general and administrative expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 44 to 64 employees in our general and administrative group, and also as we started accounting for stock-based compensation in 2006, the amount of which was NT$31.0 million. Our general and administrative expenses also increased because of higher costs necessary to comply with the legal and regulatory requirements applicable to publicly listed companies in the United States. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations.

Write-Off of Other Receivable. For the year ended December 31, 2006, we wrote-off a NT$40.0 million (US$1.2 million) non-trade receivable, the collection of which we believed was doubtful. We did not have a similar write-off for the year ended December 31, 2005.

Interest expense. Our interest expense decreased to approximately NT$33,000 for the year ended December 31, 2006 from approximately NT$46,000 for the year ended December 31, 2005. Our interest expense for 2006 decreased as a result of less capital lease payments under which we rented some of our office equipment in our US subsidiary.

Gain from settlement on litigation. Our dispute with Phison was settled on September 22, 2006 after Phison paid us NT$3,000 thousand.

Foreign exchange gain (loss). For the year ended December 31, 2006, we incurred a foreign exchange loss of NT$5.2 million, compared with a gain of NT$1.8 million for the year ended December 31, 2005. The foreign exchange loss is attributable to the weakening of the exchange rate of the NT dollar as compared to the U.S. dollar during the period.

Interest income. Our interest income increased to approximately NT$65.2 million for the year ended December 31, 2006 from approximately NT$26.9 million for the year ended December 31, 2005. Our interest income increased as a result of increases in our cash and cash equivalent position as well as rising interest rates.

Income tax expense. Our income tax expense decreased to approximately NT$21.0 million for the year ended December 31, 2006 from an income tax expense of approximately NT$42.1 million for the year ended December 31, 2005. Our income tax expense decreased primarily as a result of income tax credit earned in 2006.

Net income. As a result of the foregoing, our net income increased to approximately NT$947.5 million for the year ended December 31, 2006 from approximately NT$673.3 million for the year ended December 31, 2005.

Liquidity and Capital Resources

As of December 31, 2007, we had approximately NT$1,608.2 million (US$49.6 million) in cash and cash equivalents, approximately NT$1,751.1 million (US$54.0 million) in short-term investments and approximately NT$65.1 million (US$2.0 million) in restricted assets for reserving foundry capacity with our manufacturing partners. We maintain our cash balances in deposits with banks in Taiwan and in money market instruments offshore. Our short-term investments consist primarily of bond funds that we trade and are denominated in NT dollars and invested primarily in time deposits and Taiwan government and corporate bonds.

On April 30, 2007 we acquired FCI. The final purchase price for the transaction was approximately US$50 million in cash and US$40 million in our ordinary shares and options to purchase our ordinary shares. Cash which we paid as part of the purchase price reduced our cash and cash equivalent and short-term investments by US$50 million. We agreed to pay FCI shareholders up to an additional $12 million in cash as an earn-out payment if FCI met certain revenue and product margin targets. We have determined that FCI has substantially met its revenue and product margin targets and in March 2008, we paid US$12 million to the former shareholders of FCI.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005 (Restated)	2006	2007	2007
	NT$	NT$	NT$	US$
	(In thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(618,947)	596,765	1,599,288	49,315
Net cash provided by (used in) investing activities	146,020	(425,012)	(1,950,946)	(60,158)
Net cash provided by (used in) financing activities	1,278,868	59,929	124,816	3,849
Depreciation and amortization	23,906	35,596	92,284	2,846
Capital expenditures	(42,708)	(271,697)	(226,034)	(6,970)

Operating activities.

Our net cash provided by operating activities was approximately NT$1,599.3 million (US$49.3 million) for the year ended December 31, 2007, an increase of approximately NT$1,002.5 million over net cash provided by operating activities of approximately NT$596.8 million for the year ended December 31, 2006. The primary sources of operating cash flow for the year ended December 31, 2007 were net cash provided by operating activities that increased in 2007 primarily as a result of higher income from operations and non-cash charges including depreciation and amortization, share-based compensation, and write off of in-process research and development.

Our net cash provided by operating activities was approximately NT$596.8 million for the year ended December 31, 2006, an increase of approximately NT$1,215.7 million over net cash used in operating activities of approximately NT$618.9 million for the year ended December 31, 2005. Our net cash provided by operating activities increased in 2006 primarily as a result of our higher income from operations and less purchase of trading securities.

Investing activities.

Our net cash used in investment activities includes the acquisition of long-term investment and purchase of properties was approximately NT$1,950.9 million (US$60.1 million) for the year ended December 31, 2007, compared to net cash used in investing activities of approximately NT$425.0 million for the year ended December 31, 2006. Our net cash used in investing activities in 2007 was primarily a result of our acquisition of FCI and Centronix and prepayment for land and buildings.

Our net cash used in investment activities includes the acquisition of long-term investment and purchase of properties was approximately NT$425.0 million for the year ended December 31, 2006, compared to net cash provided by investing activities of approximately NT$146.0 million for the year ended December 31, 2005. Our net cash used in investing activities in 2006 was primarily a result of our investments in Chipmast and Vastview, and prepayment for construction in progress.

Financing activities.

Our net cash provided by financing activities was approximately NT$124.8 million (US$3.8 million) for the year ended December 31, 2007, compared to net cash provided by financing activities of approximately NT$59.9 million for the year ended December 31, 2006. Proceeds of NT$104.5 million (US$3.2 million) were received from the issuance of 1.9 million shares of our common stock upon exercise of employee stock options. Such proceeds were used for working capital and funding research and development of new products.

Our net cash provided by financing activities was approximately NT$59.9 million for the year ended December 31, 2006, compared to net cash provided by financing activities of approximately NT$1,278.9 million for the year ended December 31, 2005. Proceeds of NT$38.1 million were received from the issuance of 1.2 million shares of our common stock upon exercise of employee stock options and adjustment for additional proceeds of NT$21.8 million from our initial public offering in 2005. Such proceeds were used for working capital and funding research and development of new products.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2007:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	NT$	NT$	NT$		NT$		NT$
	(In thousands)
Operating leases	57,564	29,976	27,588		—		—
Capital leases	199	199	—		—		—
Pension	42,127	42,127		(a)		(a)		(a)
Long term liabilities	135,378	5,658	—		129,720		—
Construction in-progress obligations	129,266	127,704	1,562		—		—

Contractual cash obligations	364,534	205,664	29,150		129,720		—

(a)	Our pension obligation after one year has not been estimated.

We recognized additional long-term taxes payable of NT$30,692 thousand related to uncertain tax positions in the year ended December 31, 2007. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Inflation and Monetary Risk

The principal markets for our products have been in Taiwan, Korea, and the United States and we do not believe that inflation in Taiwan, Korea, or the United States has had a material impact on our results of operations. The rate of inflation in Taiwan was approximately 2.3%, 1.0%, and 1.8% for 2005, 2006, and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company does not except to have a significant impact on financial position of the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this standard, the Company may choose to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This selection is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method that the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. The Company believes that there is no impact on the result of operations and financial position of the Company after adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which establishes principles and requirements on how acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquire, including the recognition and measurement of goodwill acquired in a business combination. The Company will evaluate how the new requirements could impact the accounting for any acquisitions completed beginning in fiscal year 2009 and beyond, and the potential impact on the Company's consolidated financial statements.

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

Name	Age	Position
James Chow	58	Chairman of the Board
Wallace C. Kou	50	President, Chief Executive Officer and Director
Henry Chen	43	Director
Tsung-Ming Chung	59	Director
C. S. Ho	59	Director
Lien-Chun Liu	51	Director
Yung-Chien Wang	45	Director
Riyadh Lai	39	Chief Financial Officer
Ken Chen	47	VP of Operations
Frank Chang	42	VP of R&D, Mobile Storage
Arthur Yeh	47	VP of Sales, Mobile Storage and Multimedia SoCs
James Yun	44	Executive VP, Mobile Communications

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

James Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow became the Chairman of Concord Financial Co., Ltd. in July 1993. Concord Financial Co., Ltd. is a venture capital firm and was one of our significant shareholders. Since May 2003, Mr. Chow has also served as the Chairman of Waffer Technology Corporation, a manufacturer of magnesium alloy products in Taiwan. Mr. Chow received an MBA from Columbia University.

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

Henry Chen, Director

Mr. Chen joined our board of directors in June 2005. Mr. Chen is the Chairman of Mercuries and Associates, Ltd., a company listed on the main board of the Taiwan Stock Exchange. He was previously the President of Worldsec Capital Management Inc. and had worked for Goldman Sachs in New York, Hong Kong and Taipei. Mr. Chen has a BA in International Trade from the National Chengchi University and an MBA from Georgetown University.

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung currently serves as the Chairman and Chief Executive Officer of Dynapack International Technology Corp, a leading provider of battery packs for notebook computer and other handheld devices. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. He also serves as a managing director of Far East International Bank and Taiwan Cellular Corp. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University.

C. S. Ho, Director

Mr. Ho joined the board of directors in June 2005. He currently serves as the Chairman and Chief Executive Officer of the SiPix Group. He also serves as Chairman of the Computer Skills Foundation in Taiwan. From 1989 to 1995, Mr. Ho served as Chairman of the Taipei Computer Association and from 1991 to 1995 as Chairman of Southeast Asia Information Technology Organization. Mr. Ho is the founder and a general partner of PTI Ventures. Prior to founding PTI Ventures, from 1974 to 1997 he founded and served as Vice Chairman of the MiTAC Group. Mr. Ho received his BS in Electrical Engineering from the National Taiwan University.

Lien-Chun Liu, Director

Ms. Liu joined our board of directors in June 2005. Ms. Liu is a research fellow at the Taiwan Research Institute. She also currently serves on the board of supervisors of Concord VIII Venture Capital Co., Ltd and on the board of directors of New Tamsui Golf Course. From 2000 to 2004, she also served on the board of supervisors of China Television Corp. Ms. Liu has a BA from Wellesley College and a JD from Boston College Law School.

Yung-Chien Wang, Director

Mr. Wang joined our board of directors in June 2005. Mr. Wang has more than 18 years of working experience in the human resource and legal services industry. Mr. Wang has been a consultant of Professional Trust Co., Ltd., a human resource consulting firm in Taiwan since August 1998 and is currently its Vice President. Mr. Wang has a law degree from Fu Jen Catholic University in Taiwan.

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

Ken Chen, VP of Operations

Mr. Chen has served as our Vice President in charge of operations since November 2003. Mr. Chen has over 20 years of manufacturing and operations experience in the semiconductor industry, managing supply chain and virtual manufacturing systems including wafer fabrication, mask tooling, assembly and testing. Mr. Chen previously served in management positions at Faraday Technology and UMC. He joined us in 2003. Mr. Chen holds a BS degree in Industrial Engineering from Chung Yuan Christian University and an MS degree in Industrial Engineering and Engineering Management from the National Tsing Hua University, Taiwan.

Frank Chang, VP of R&D, Mobile Storage

Mr. Chang has served as our director of research and development since August 2002. Mr. Chang is head of the research and development for our mobile storage products. Mr. Chang has more than 14 years of experience in the chip design industry. He was previously a project manager of firmware development at Holtek, Semiconductors. Mr. Chang has a BS in Electrical Engineering from the National Changhua University of Education.

Arthur Yeh, VP of Sales, Mobile Storage and Multimedia SoCs

Mr. Yeh has served as our Vice President in charge of our mobile storage and multimedia SoC sales since November 2004. Mr. Yeh has over 15 years of sales experience managing marketing strategies, including product promotions and sales activities, for semiconductor products. Mr. Yeh previously served in management positions at VIA Technologies for 10 years. He joined us in 2004. Mr. Yeh holds an MS degree in Management Business Administration from the National Chung Hsing University, Taiwan.

James Yun, Executive VP, Mobile Communications

Mr. Yun became our Executive VP of mobile communications following the acquisition of FCI in April 26, 2007. Mr. Yun founded FCI in September 1998 and had served as FCI's CEO and President prior to our acquisition. He has over 19 years of experience developing RF monolithic microwave integrated circuits for the wireless industry. For 11 years, he was a Senior Engineer at Korea's Electronics and Telecommunications Research Institute (ETRI). Mr. Yun has an M.S in Electronic Engineering from Yonsei University, Korea and a Ph.D. in Electronic Engineering from Pohang University of Science and Technology, Korea.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2007, the aggregate compensation to our directors and senior executive officers was approximately NT$63.8 million (US$1.97 million). In 2007, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 1,144,780 ordinary shares. The options granted to our executive officers and non-executive directors are subject to the same vesting conditions as our employees.

Service Contracts

We currently do not have service contracts with our directors.

Share-based Compensation Plans and Option Grants

In April 2005, our board of directors and shareholders adopted our 2005 Incentive Plan. Our stockholders approved our Amended and Restated 2005 Incentive Plan (referred to in this report as the “Plan”) at our Annual General Meeting in August 2006, including an amendment to increase the authorized number of shares available for issuance under the plan from 10,000,000 shares to 25,000,000 shares. The Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

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

There were 132,870,191 of our ordinary shares issued and outstanding as of March 31, 2008. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31 2008, unless otherwise indicated in the footnotes, by:

•	each of our directors and officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow(1)	2,366,266	1.7
Wallace C. Kou(2)	2,444,194	1.7
Henry Chen(3)	20,000	*
Tsung-Ming Chung(4)	20,000	*
Lien-Chun Liu(5)	120,000	*
C. S. Ho(6)	193,050	*
Yung-Chien Wang(7)	734,394	*
Riyadh Lai(8)	296,000	*
Ken Chen(9)	287,057	*
Frank Chang(10)	196,333	*
Arthur Yeh(11)	8,000	*
James Yun(12)	1,557,422	1.1

Principal Shareholders:
Brandywine Global Investment Management, LLC (13)	12,772,720	9.73
ING Groep N.V. (14)	7,938,812	6.05
Trivium Capital Management LLC. (15)	8,160,000	6.22

*	Less than one percent
(1)	Represents 2,301,266 shares owned by Mr. Chow and 65,000 shares that Mr. Chow has the right to acquire within the next 60 days upon the exercise of options. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which own 586,445 and 1,502,535 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 1,909,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 500,000 shares that Mr. Kou has the right to acquire upon the exercise of options or RSUs.
(3)	Represents 20,000 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options.
(4)	Represents 20,000 shares that Mr. Chung has the right to acquire within the next 60 days upon the exercise of options.
(5)	Represents 100,000 shares owned by Ms. Liu and 20,000 shares that Ms. Liu has the right to acquire within the next 60 days upon the exercise of options.
(6)	Represents 103,050 shares owned by Mr. Ho and 70,000 shares owned by his spouse and 20,000 shares that Mr. Ho has the right to acquire within the next 60 days upon the exercise of options.
(7)	Represents 714,394 shares owned by Mr. Wang and 20,000 shares that Mr. Wang has the right to acquire within the next 60 days upon the exercise of options.
(8)	Represents 28,000 shares owned by Mr. Lai, 168,000 shares owned by his spouse and 100,000 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(9)	Represents 251,332 shares owned by Mr. Chen and 5,725 shares owned by his spouse and 30,000 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options or RSUs.

(10)	Represents 100,000 shares owned by Mr. Chang and 96,333 shares that Mr. Chang has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(11)	Mr. Yeh has the right to acquire 8,000 shares within the next 60 days upon the exercise of options or RSUs.
(12)	Represents 1,540,727 shares owned by Mr. Yun and 16,695 shares that Mr. Yun has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(13)	Represents 3,193,180 ADSs, each representing four ordinary shares, based on the Schedule 13G/A filing with the U.S. Securities and Exchange Commission on February 14, 2008.
(14)	Represents 1,984,703 ADSs, each representing four ordinary shares, based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on March 19, 2008.
(15)	Represents 2,040,000 ADSs, each representing four ordinary shares, based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on January 24, 2008.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2008, there were 132,870,191 of our ordinary shares issued and outstanding. The Bank of New York, the depositary under our ADS deposit agreement, has advised us that as of March, 2008, we had 32,350,451 ADSs, representing 129,401,804 ordinary shares.

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

Related Party Transactions

There were no related party transactions since the beginning of fiscal year 2007 through the date of this annual report.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-33 of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on our business, financial position, results of operations or cash flows.

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI Taiwan with the Taiwan Hsinchu District Court. On February 6, 2003, SMI Taiwan filed an action for a preliminary injunction against O2Micro. A court-appointed appraiser completed a report stating that SMI Taiwan’s products raised in the case do not infringe O2Micro’s patent and O2Micro’s application for a preliminary injunction was thus dismissed. O2Micro appealed this case to the Taiwan High Court on November 28, 2005. On January 14, 2004, O2Micro filed for a preliminary injunction against SMI Taiwan and Microstar, a Taiwan customer of SMI Taiwan with the Taiwan Panchiao District Court. On May 20,

2004, the Taiwan Panchiao District Court issued a preliminary injunctive order against SMI Taiwan and Microstar. The Taiwan High Court rejected the appeal filed by SMI Taiwan on March 10, 2005, and SMI Taiwan appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court vacated the Taiwan High Court Ruling and the case was remanded for further proceedings. On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15 million against SMI Taiwan with the Taiwan Hsinchu District Court. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI Taiwan’s assets. On September 24, 2004, O2Micro filed an action against SMI Taiwan with the Taiwan Hsinchu District Court. On February 9, 2007, SMI Taiwan and O2Micro agreed to withdraw the case and provide no payment, as well as all the aforementioned claims and application. As a result of this settlement, no payments were made by Silicon Motion to O2Micro.

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of subcontractor, Advanced Semiconductor Engineering Inc., or ASE, due to fire. SMI Taiwan is currently in the claims process with ASE for an amount exceeding the book value of loss inventory. After consultation with the Company’s outside legal counsel, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand (US$1.3 million) of inventory loss, offset by NT$41,226 thousand (US$1.3 million) of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand (US$249,000) under non-operating expenses for amounts paid to certain customers for delays in shipment caused by the fire.

On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleges that ASE destroyed the wafer which SMI Taiwan had sub-contract to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand (US$2.4 million) for damages. The Taiwan Taoyuan District Court is currently conducting preparatory proceeding.

On October 23, 2007, SanDisk Corp. (“SanDisk”) filed a complaint in the United States International Trade Commission (“ITC”) against multiple respondents, including Silicon Motion Technology Corp., SMI Taiwan and SMI USA (in aggregate “Silicon Motion”). SanDisk claims that certain Silicon Motion flash memory controllers and products containing these Silicon Motion flash memory controllers infringe specific SanDisk patents. The complaint requests that the ITC institute an investigation into the matter and seeks a permanent exclusion order to exclude from entry into the United States all flash memory controllers and products containing controllers that infringe any of the asserted patents. The complaint also seeks a permanent cease and desist order, directing respondents with respect to their domestic inventories to cease and desist from marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any flash memory controllers and products containing flash controllers that infringe any of the asserted patents.

On October 24, 2007, SanDisk Corp. filed two complaints, for alleged patent infringement against multiple defendants, including Silicon Motion in the United States District Court for the Western District of Wisconsin. The complaints allege that Silicon Motion's flash memory controllers infringe certain SanDisk patents and seek unspecified damages, injunctive relief, a trebling of damages for alleged willful conduct and attorneys' fees. Both cases have been stayed until SanDisk’s ITC proceeding becomes final. On December 6, 2007, the ITC instituted an investigation, identifying forty-seven companies, including Silicon Motion, as respondents. An ITC hearing has been set for October 27, 2008. As of December 31, 2007, we are unable to ascertain the ultimate amount of any monetary liability or financial impact that we may incur with these matters.

The pending proceedings involve complex questions of fact and law and will require the expenditure of significant funds and the diversion of other resources to prosecute and defend. The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible. The resolution of any future intellectual property litigation may require us to pay damages for past infringement or one-time license fees or running royalties, which could adversely impact gross profit and gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for us. From time to time the Company may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs. In addition, the settlement of any intellectual property proceeding may require the us to obtain a license under the other party’s intellectual property rights that could require one-time license fees and/or royalty payments in the future and/or to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.

See further discussion of our material legal proceedings in Note 18 to our consolidated financial statements in “Item 18. Financial Statements.”

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low sales prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2005 (beginning June 30, 2005)	16.32	8.75
2006	18.22	11.03
2007	29.00	15.60

Quarterly:
First Quarter, 2006	17.45	11.03
Second Quarter, 2006	15.86	11.50
Third Quarter, 2006	17.10	12.11
Fourth Quarter, 2006	18.22	14.41
First Quarter, 2007	27.28	15.60
Second Quarter, 2007	26.85	19.92
Third Quarter, 2007	29.00	16.60
Fourth Quarter, 2007	26.10	16.52
First Quarter, 2008	17.60	16.95
Second Quarter, 2008 (through May 9)

Monthly
January 2008	17.66	13.66
February 2008	17.62	14.01
March 2008	15.25	12.40
April 2008	17.60	16.95
May 2008 (through May 9)

ITEM 10.	ADDITIONAL INFORMATION

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

Distributions on ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, the gross amount of the distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADSs, or ordinary shares. The reduced rate of tax applicable to dividends from a “qualified foreign corporation” does not apply to taxable years beginning after December 31, 2010. Subject to the exceptions discussed below, a qualified foreign corporation includes:

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

Foreign currency risk. Substantial portions of our net sales and expenses are denominated in currencies other than the NT dollar. As of Dec 31, 2007, more than 74% of our accounts payable and payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 45% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2007, most of our sales were quoted in U.S. dollars and approximately 34% of our sales quotes were invoiced in NT dollars using the opening average exchange rate on the day of the sales invoice. In 2007, approximately 76% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2007, our operating income would have increased or decreased, as the case may be, by approximately 9%, assuming all other factors remain constant. We anticipate that we will continue to quote substantially most of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the Japanese Yen, Euros, Renminbi, or South Korean Won. We believe any potential adverse foreign exchange impacts on our operating assets may be offset by a potential favorable foreign exchange impact on our operating liabilities. We do not utilize foreign exchange derivatives contracts to protect against the volatility changes in foreign exchange rates. See “Risk Factors—Fluctuations in exchange rates could result in foreign exchange losses.”

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

From July 5, 2005 through May 9, 2008, we have used the entire net proceeds from our initial public offering, together with cash flows from operations, as follows:

•	research and development expenditure of NT$998 million (US$30.6 million)

•	invested US$3.7 million in our operation in China

•	partial payment for our US$90 million acquisition of FCI, of which US$50 million was payment in cash

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

We identified as of December 31, 2006 in the process developing and implementing additional internal control policies and procedures in our internal control over financial reporting that were remediated during fiscal year 2007. These in the process developing and implementing additional internal control policies and procedures are described in detail in our Annual Report on Form-20-F for the year ended December 31, 2006.

During 2007, we established an independent Whistleblower hotline and email system for complainants to confidentially contact our audit committee and also implemented anti-fraud controls involving formally surveying our employees to identify potential areas of risk.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2007 the company’s internal control over financial reporting was effective.

Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 excluded the internal control over financial reporting of FCI Inc., because FCI was acquired on April 30, 2007 and whose financial statements constitute 7 percent and 10 percent of net and total assets, respectively, 13 percent of revenues, and 12 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007.

Changes in Internal Control Over Financial Reporting

During 2007, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

All internal control systems no matter how well designed and implemented have inherent limitations. Even systems determined to be effective may not prevent or detect misstatements or fraud and can only provide reasonable assurance with respect to disclosure and financial statement presentation and reporting. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changed conditions and the degree of compliance with the policies or procedures may deteriorate.

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at FCI Inc., which was acquired on April 30, 2007 and whose financial statements constitute 7 percent and 10 percent of net and total assets, respectively, 13 percent of revenues, and 12 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at FCI Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated April 29, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2008

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee, is a “financial expert” under Nasdaq’s Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq Global Market. A copy of our code of ethics has been filed with the SEC as Exhibit 11.1 to our annual report on Form 20-F filed on June 30, 2006. For further information, see our Code of Ethics posted on our website (www.siliconmotion.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent public accountants of our company and its subsidiaries for 2006 and 2007. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2006	2007
(in thousands)	NT$	NT$
Audit Fees(1)	7,600	29,502
Audit-Related Fees(2)	2,000	—
Tax Fees(3)	1,500	2,571
All Other Fees(4)	—	—
Total	11,100	32,073

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation with respect to adoption of new requirements for reporting on internal control over financial reporting.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte &Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2006 or 2007.

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

In 2007 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-2 through F-33.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 3.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Amended and Restated Silicon Motion Technology Corporation 2005 Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007 and posted on our website)

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

Exhibit Number	Description
4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, Future Communications IC, Inc. (“FCI”) and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (file No. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: May 12, 2008.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and its subsidiaries ( the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2007, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes upon adoption of Financial Accounting Standards Board Interpretation No.48, Accounting for Uncertainty in Income tax - an interpretation of FASB statement No.109 on January 1, 2007.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements have been restated.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Future Communication Inc., which was acquired on April 30, 2007 and whose financial statements constitute 7 % and 10 % of net and total assets, respectively, 13 % of revenues, and 12 % of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Future Communication IC. Inc.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2008

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Shares and Par Value)

	December 31
	2006	2007
	NT$	NT$	US$ (Note 3)
ASSETS

Current Assets
Cash and cash equivalents	1,808,042	1,608,272	49,592
Short-term investments	1,458,847	1,751,113	53,997
Notes and accounts receivable, net	1,018,141	1,148,146	35,403
Inventories, net	427,116	547,400	16,879
Restricted assets- current	65,000	127,466	3,931
Deferred income tax assets, net	103,603	83,526	2,576
Prepaid expenses and other current assets	68,455	86,282	2,660

Total current assets	4,949,204	5,352,205	165,038
Long-term investments	170,942	119,535	3,686
Property and equipment, net	319,356	519,189	16,010
Deferred income tax assets, net	47,241	183,685	5,664
Goodwill	—	2,187,586	67,456
Intangible assets, net	—	661,851	20,409
Other assets	8,845	95,692	2,950
Restricted assets	33,096	488	15

Total assets	5,528,684	9,120,231	281,228

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Notes and accounts payable	525,218	444,444	13,706
Income tax payable	139,268	227,356	7,011
Current portion of long-term debt	—	1,300	40
Current portion of long-term payable	—	4,358	134
Accrued expenses and other current liabilities	294,016	780,055	24,053

Total current liabilities	958,502	1,457,513	44,944

Long-term payable, net of current portion	—	45,754	1,418
Accrued pension cost	1,019	—	—
Other long-term liabilities	1,040	2,165	60
FIN 48 liabilities	—	30,692	946

Total liabilities	960,561	1,536,124	47,368

	December 31
	2006	2007
	NT$	NT$	US$ (Note 3)
ASSETS

Commitments and Contingencies ( Note 18)

Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000,000 shares
Issued and outstanding: 123,780,268 shares at December 31, 2006 and 131,974,654 shares at December 31, 2007	39,031	41,735	1,287
Additional paid-in capital	3,522,094	5,208,225	160,599
Accumulated other comprehensive income	45,774	72,418	2,232
Retained earnings	961,224	2,261,729	69,742

Total shareholders’ equity	4,568,123	7,584,107	233,860

Total liabilities and shareholders’ equity	5,528,684	9,120,231	281,228

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Shares and Earnings Per Share)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
NET SALES	2,686,492	3,460,459	5,847,329	180,306

COST OF SALES	1,342,749	1,612,019	2,757,102	85,017

GROSS PROFIT	1,343,743	1,848,440	3,090,227	95,289

OPERATING EXPENSES (INCOME)
Research and development	373,548	502,225	822,747	25,370
Sales and marketing	157,278	200,526	298,199	9,195
General and administrative	129,141	219,395	381,749	11,771
Amortization of intangible assets	4,501	—	163,704	5,048
Write off of in-process research and development	—	—	76,377	2,355
Compensation to customers	8,122	—	—	—
Gain from settlement on litigation	—	(3,000)	—	—
Write-off of other receivable	—	40,039	—	—

Total operating expenses	672,590	959,185	1,742,776	53,739

OPERATING INCOME	671,153	889,255	1,347,451	41,550

NON-OPERATING INCOME (EXPENSES)
Gain on sales of short-term investments	12,799	17,857	21,896	675
Gain on sales of long-term investment	—	—	4,991	154
Interest income	26,942	65,220	52,373	1,615
Unrealized holding gain on marketable securities	—	3	1,119	35
Foreign exchange gain (expense), net	1,811	(5,174)	(18,702)	(578)
Impairment of long-term investment	—	—	(14,447)	(445)
Interest expense	(46)	(33)	(1,053)	(32)
Other income, net	2,698	1,395	455	14

Total non-operating income	44,204	79,268	46,632	1,438

INCOME BEFORE INCOME TAX	715,357	968,523	1,394,083	42,988

INCOME TAX EXPENSE	42,055	21,032	81,578	2,516

NET INCOME	673,302	947,491	1,312,505	40,472

EARNINGS PER ORDINARY SHARE:
Basic	5.90	7.69	10.17	0.31

Diluted	5.80	7.55	9.85	0.30

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	114,083	123,251	129,041	129,041

Diluted (Thousands)	116,015	125,488	133,291	133,291

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
EARNINGS PER ADS (one ADS equals four ordinary shares) :
Basic	23.61	30.75	40.68	1.25

Diluted	23.21	30.20	39.39	1.21

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	28,521	30,813	32,260	32,260

Diluted (Thousands)	29,004	31,372	33,323	33,323

The accompanying notes are an integral part of the consolidated financial statements	(Concluded)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Per Share Data)

	Capital Stock					Accumulated Other	Retained	Total
	Ordinary Share		Common Stock
					Additional	Comprehensive	Earnings
					Paid-in	Income	(Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Loss)	Deficit)	Equity
	(thousands)	NT$	(thousands)	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2005	—	—	105,412	1,054,120	1,053,601	81	(659,569)	1,448,233

Net income	—	—	—	—	—	—	673,302	673,302
Net realized gains on available-for-sale securities	—	—	—	—	—	(697)	—	(697)
Foreign currency translation adjustments	—	—	—	—	—	49,773	—	49,773
Total comprehensive income	—	—	—	—	—	—	—	722,378
Issuance of ordinary shares in exchange for SMI Taiwan common stock	105,412	33,215	(105,412)	(1,054,120)	1,020,905	—	—	—
Proceeds from initial public offering of ordinary shares	17,200	5,444	—	—	1,273,730	—	—	1,279,174

BALANCE, DECEMBER 31, 2005	122,612	38,659	—	—	3,348,236	49,157	13,733	3,449,785

Net income	—	—	—	—	—	—	947,491	947,491
Foreign currency translation adjustments	—	—	—	—	—	(5,483)	—	(5,483)

Total comprehensive income								942,008
Adjustment of proceeds from initial public offering of ordinary shares in 2005	—	—	—	—	21,796	—	—	21,796
Initial application of SFAS No. 158	—	—	—	—	—	2,100	—	2,100
Stock-based compensation expenses	—	—	—	—	85,699	—	—	85,699
Issuance of ordinary shares upon exercise of employee stock options	1,168	372	—	—	66,363	—	—	66,735

BALANCE, DECEMBER 31, 2006	123,780	39,031	—	—	3,522,094	45,774	961,224	4,568,123

Net income	—	—	—	—	—	—	1,312,505	1,312,505
Deferred pension loss	—	—	—	—	—	(464)	—	(464)
Foreign currency translation adjustments	—	—	—	—	—	27,108	—	27,108

Total comprehensive income	—	—	—	—	—	—	—	1,339,149
Issuance of ordinary shares for FCI acquisition	6,306	2,098	—	—	1,259,331	—	—	1,261,429
Issuance of options for FCI acquisition	—	—	—	—	32,394	—	—	32,394
Stock-based compensation expenses	—	—	—	—	261,350	—	—	261,350
Issuance of ordinary shares upon exercise of employee stock options	1,889	606	—	—	133,056	—	—	133,662
Cumulative effect of adopting FASB Interpretation No. 48	—	—	—	—	—	—	(12,000)	(12,000)

BALANCE, DECEMBER 31, 2007	131,975	41,735	—	—	5,208,225	72,418	2,261,729	7,584,107

	Capital Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Ordinary Share		Common Stock
	Shares	Amount	Shares	Amount
	(thousands)	US$	(thousands)	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2007	123,780	1,204	—	—	108,606	1,411	29,640	140,861

Net income	—	—	—	—	—	—	40,472	40,472
Deferred pension loss	—	—	—	—	—	(15)	—	(15)
Foreign currency translation adjustments	—	—	—	—	—	836	—	836

Total comprehensive income	—	—	—	—	—	—	—	41,293
Issuance of ordinary shares for FCI acquisition	6,306	65	—	—	38,832	—	—	38,897
Issuance of options for FCI acquisition	—	—	—	—	999	—	—	999
Stock-based compensation expenses	—	—	—	—	8,059	—	—	8,059
Issuance of ordinary shares upon exercise of employee stock options	1,889	18	—	—	4,103	—	—	4,121
Cumulative effect of adopting FASB Interpretation No. 48	—	—	—	—	—	—	(370)	(370)

BALANCE, DECEMBER 31, 2007	131,975	1,287	—	—	160,599	2,232	69,742	233,860

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2005 (Restated)	2006	2007
	NT$	NT$	NT$	US$
	(Note 2)			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	673,302	947,491	1,312,505	40,472
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	23,906	35,596	92,284	2,846
Unrealized holding gain on marketable securities	—	(3)	(1,119)	(35)
Amortization of intangible assets	4,501	—	163,704	5,048
Write off of in–process research and development	—	—	76,378	2,355
Gain on sales of short-term investments	(12,799)	(17,857)	(21,896)	(675)
Gain on sales of long-term investment	—	—	(4,991)	(154)
Impairment of long-term investment	—	—	14,447	445
Stock-based compensation	—	85,699	261,350	8,059
Loss on disposal of property and equipment	291	29	2,485	77
Deferred income taxes	(22,731)	(85,704)	(111,073)	(3,425)
Accrued pension cost	552	(2,247)	(1,482)	(46)
Deferred rent	(372)	(570)	(73)	(2)
Changes in operating assets and liabilities:
Short-term investments	(1,157,955)	(283,032)	(269,096)	(8,298)
Notes and accounts receivable	(240,417)	(289,862)	(11,683)	(360)
Inventories	230,621	(148,588)	20,745	640
Prepaid expenses and other current assets	(37,735)	(195)	(703)	(22)
Other assets	—	2	58,157	1,793
Notes and accounts payable	(226,840)	206,240	(162,571)	(5,013)
FIN 48 liabilities	—	—	26,136	806
Accrued expenses and other current liabilities	120,118	115,242	89,186	2,750
Income tax payable	26,611	34,524	66,598	2,054

Net cash provided by (used in) operating activities	(618,947)	596,765	1,599,288	49,315

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments	(7,192,388)	—	—	—
Proceeds from sales of short-term investments	7,399,615	—	—	—
Acquisition of long-term investments	(12,812)	(155,090)	(19,058)	(588)
Proceed from disposal of long-term investments	—	—	61,037	1,882
Business acquisition-net of cash and cash equivalents acquired	—	—	(1,792,264)	(55,266)
Purchase of property and equipment	(42,708)	(271,697)	(226,034)	(6,970)
Changes in restricted assets	(6,089)	1,346	25,342	783
Proceeds from disposal of property and equipment	402	429	31	1

Net cash provided by (used in) investing activities	146,020	(425,012)	(1,950,946)	(60,158)

	Year Ended December 31
	2005 (Restated)	2006	2007
	NT$	NT$	NT$	US$
	(Note 2)			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	—	38,133	104,453	3,221
Proceeds from initial public offering of ordinary shares	1,279,174	21,796	—	—
Proceed from government grants	—	—	20,299	626
Repayment of short-term borrowings	—	—	(6,503)	(200)
Proceeds from long-term debt and payable	—	—	15,190	468
Repayment of long-term debt and payable	(306)	—	(8,623)	(266)

Net cash provided by financing Activities	1,278,868	59,929	124,816	3,849

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	805,941	231,682	(226,842)	(6,994)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	48,887	(5,633)	27,072	834

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	727,165	1,581,993	1,808,042	55,752

CASH AND CASH EQUIVALENTS, END OF YEAR	1,581,993	1,808,042	1,608,272	49,592

SUPPLEMENTAL INFORMATION
Exercise of stock option in lieu of offsetting accrued bonuses	—	28,602	29,208	901

Interest paid	46	33	832	26

Income taxes paid	38,175	113,362	38,439	1,185

Acquisition of FCI
Fair value of assets acquired, net of cash and cash equivalents acquired	3,559,201	109,751
Fair value of liabilities assumed, including earn-out contingency of NT$389,160 thousand (US$12,000 thousand)	(589,003)	(18,163)
Issuance of stock and options	(1,293,823)	(39,896)

Cash paid for FCI acquisition	1,676,375	51,692

Acquisition of Centronix
Fair value of assets acquired, net of cash acquired	115,889	3,574

Cash paid for Centronix acquisition	115,889	3,574

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. A significant part of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI Taiwan”), a wholly-owned subsidiary of SMTC, located in Taiwan. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company has three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA Radio Frequency Integrated Circuits (“RFIC”) and electronic toll collection RF ICs. Our multimedia SoC business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

The Company acquired SMI Taiwan in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired Future Communications IC, Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in South Korea.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries, except for Silicon Motion Hong Kong Limited and FCI which the Company owns 99.99% and 99.59%, respectively. All significant intercompany balances and transactions have been eliminated upon consolidation.

Restatement

On December 30, 2005, the Company sold its portfolio of available-for-sale securities and purchased trading securities totaling approximately NT$1,157,955 thousand, which were included in the balance sheet line item, “Short-term investments.” As the Company contemporaneously changed its investment objective for such securities, the Company included this purchase of trading securities as part of the other purchases of “Short-term investments” made throughout 2005 and classified all of them as cash flows from investing activities in the statement of cash flows.

Subsequent to the issuance of the Company’s 2006 consolidated financial statements, the Company determined that purchases of trading securities made on December 30, 2005 have been erroneously reported as part of purchases of short-term investments in cash used in investing activities in the statement of cash flows for the year ended December 31, 2005. As a result, cash used in investing activities and cash used in operating activities have been restated from the amounts previously reported to reflect the purchases of trading securities as cash used in operating activities as required by accounting principles generally accepted in the United States.

The table below summarizes the impact of this reclassification. The reclassification has no impact on the Company’s consolidated balance sheets, statements of income or earnings per share as of and for the year ended December 31, 2005. (in NT$ thousands)

2005 Statement of Cash Flows	As Previously Reported	As Restated
Cash Flows from Operating Activities:
Changes in short-term investments	—	(1,157,955)
Net cash flow provided by (used in) operating activities	539,008	(618,947)

Cash Flows from Investing Activities:
Purchases of short-term investments	(8,350,343)	(7,192,388)
Net cash flow (used in) provided by investing activities	(1,011,935)	146,020

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

The Company’s direct and indirect customers include manufactures, OEMs and ODMs of major flash memory-based storage products as well as portable digital media devices. Many of the Company’s customers sell brand name consumer electronics products that include the Company’s products. For flash memory card, UFD and card reader controllers, the Company’s worldwide customers include companies such as Lexar Media, Samsung, Sony, STMicroelectronics and Transcend. For the multimedia products, the Company’s worldwide customers include Advantech, Fuji Xerox, GE, Intel, Kontron, Mattel, Panasonic, Philips, Sharp, Siemens, Sony, Thomson and Toshiba. For mobile communication, the Company’s worldwide customers include Samsung, LG, Pantech & Curitel. For the year ended December 31, 2005, 2006 and 2007, only one of the Company’s customers individually accounted for greater than 10% of net sales. The Company’s top ten customers in 2005, 2006 and 2007 accounted for approximately 62%, 53% and 57% of net sales.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on discounted cash flow, or other valuation techniques. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.

Cash Equivalents

The Company considers all highly liquid investments with maturities within three months from the date of purchase to be cash equivalents.

Short-term Investments

The Company invests its excess cash in bond funds and uses the average cost method when determining their cost basis. Marketable securities that are bought and held principally for the purpose of selling them in near term are classified as trading securities and are initially recognized at fair value, with subsequent changes in fair value recorded in earnings as unrealized gains and losses. Available-for-sale securities are initially recognized at fair value with subsequent changes in fair value reported as unrealized gain or loss in a separate component of shareholders’ equity. Other than temporary loss is recorded in earnings and is based on the Company’s assessment of any significant sustained reductions in the investment’s market value and of the market indicators affecting the available-for-sale securities.

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

Long-term Investments

Long-term investments wherein the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information (e.g., budgets, business plans, financial statements, etc.) in determining whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. Management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in other income and expense.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings—25 to 50 years; machinery and equipment—3 to 6 years; furniture and fixtures—3 to 8 years; software—1 to 5 years; leasehold and buildings improvement—the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2005, 2006 and 2007 was approximately NT$23,906 thousand, NT$35,596 thousand and NT$92,284 thousand (US$2,846 thousand), respectively.

Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operating income.

Government Grants

Grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Government grants that were used for the acquisition of fixed assets are deducted from the acquisition costs of the acquired assets, and amortized over the useful lives of the related assets. The Company recognizes refundable government grants as long-term payable and included in current portion of long-term payable on its consolidated balance sheet.

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

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net tangible and intangible assets acquired in a business combination. Intangible assets, which consist primarily of core technology, customer relationship and order backlog, are amortized over their estimated useful lives, ranging from 3 months to 4 years at the time of acquisition. The Company evaluates goodwill for impairment, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. The Company has selected November 30 as the annual goodwill impairment testing date.

Other Assets

Other assets primarily consist of industry property right and deposits for office leases.

Restricted Assets

Restricted assets consist of deposits required for litigation and the restricted cash, which has been set aside as collateral for obtaining foundry capacity, borrowings and restricted as to usage in relation to government grants.

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

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$4 thousand, NT$512 thousand and nil during 2005, 2006 and 2007, respectively.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2005, 2006 and 2007, the Company did not experience significant costs associated with warranty returns.

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

Advertising Expenses

The Company expenses all advertising as incurred. Advertising costs charged to expense amounted to NT$978 thousand, NT$1,270 thousand and NT$3,806 thousand (US$117 thousand) for the years ended December 31, 2005, 2006, and 2007, respectively.

Income Taxes

Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,”(“SFAS No. 109”). The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net operating loss carryforwards, research and development credits, and temporary differences. In July 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In January 2007, the Company adopted FIN.48 and decreased deferred income tax assets and reduced retained earnings by NT$12,000 thousand (US$370 thousand) in connection with its adoption. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 16, “Income Taxes,” for further discussion of the effects of adoption of FIN 48.

Under Taiwan tax regulations, the current year’s earnings, on an after tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (“the AMT Act”), which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

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

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the New Taiwan dollar. The functional currency is the local currency of the respective entities. Accordingly, the financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities – current rate on the balance sheet date; shareholders’ equity – historical rates; income and expenses- average rate during the period. The resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income.

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to common/ordinary shareholders by the weighted average number of common/ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options.

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

The following pro forma information, as required by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the pro forma effect on net income and related earnings per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

Year ended December 31,2005
NT$
(In Thousands, except earnings per share)
Net income as reported	673,302
Add: Stock compensation as reported	—
Less: Stock compensation determined using the fair value method	(52,181)

Pro forma net income	621,121

Earnings per share:

Basic as reported	5.90

Pro forma basic	5.44

Diluted as reported	5.80

Pro forma diluted	5.35

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company does not except to have a significant impact on financial position of the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this standard, the Company may choose to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This selection is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method that the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. The Company believes that there is no impact on the result of operations and financial position of the Company after adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No.141(R), “Business Combinations” (“SFAS No. 141(R)”), which establishes principles and requirements on how acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquire, including the recognition and measurement of goodwill acquired in a business combination. The Company will evaluate how the new requirements could impact the accounting for any acquisitions completed beginning in fiscal year 2009 and beyond, and the potential impact on the Company’s consolidated financial statements.

3. US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars, using the U.S. Federal Reserve Bank of New York non-buying rate of NT$32.43 to US$1 on December 31, 2007. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

ACQUISITION

FCI

On April 30 2007, the Company completed its acquisition of FCI, a leading designer of RF ICs for mobile television and wireless communications based in Seoul, South Korea.

In exchange for 99.59% of outstanding shares of common stock of FCI and assumption of all vested and unvested FCI options, the Company issued 6,306 thousand ordinary shares, 370,274 stock options and paid approximately NT$1,659,831 thousand (US$51.2 million) in cash and incurred transaction costs of approximately NT$61,051 thousand (US$1.88 million). The value of the 6,306 thousand ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the 20-day period before and after the terms of the acquisition were agreed to and announced. In addition, the Company has agreed to pay former FCI shareholders an additional US$12 million in cash (“Earn-out”) upon achieving of certain operating and financial milestones in 2007. The Company recorded the entire amount of Earn-out as an addition to the purchase consideration as of December 31, 2007. The Company also agreed to accelerate the vesting of 50% of the options held by FCI employee if the Earn-out targets are met and Earn-out is or will be paid. In accordance with the Share Purchase Agreement, such options became exercisable immediately after announcement of the Company’s 2007 earning results on February 1, 2008. The incremental compensation cost associated with the accelerated vesting was insignificant.

The total purchase consideration is summarized as follows:

	NT$	US$
		(Note 3)
Value of ordinary shares issued and stock options assumed	1,293,823	39,896
Cash consideration (including Earn-out payable of NT$389,160)	2,048,991	63,182
Transaction costs	61,051	1,882

Total purchase consideration	3,403,865	104,960

The Company issued approximately 370,274 stock options valued at NT$ 64,376 thousand (US$1.99 million) in exchange for FCI stock options held by FCI’s employees at the closing date. Of the total stock options issued, approximately 277,705 stock options were unvested at the closing date. In accordance with SFAS No. 123(R), vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree should be considered as a part of the purchase price paid by the acquirer for the acquiree in a business combination. Accordingly, the fair value of the new awards of NT$32,394 thousand (US$0.97 million) was included in the purchase price.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	NT$	US$
		(Note 3)
Cash and cash equivalents	44,507	1,372
Accounts receivable, net	118,322	3,649
Inventories	141,030	4,349
Other current assets	92,480	2,852
Property and equipment	79,375	2,447
Other assets	129,906	4,005
Goodwill	2,156,570	66,499
Identifiable intangible assets	765,140	23,594
In-process research and development(IPR&D)	76,378	2,355
Accounts payable	(81,797)	(2,522)
Short term borrowings	(6,503)	(201)
Accrued expenses and other current liabilities	(60,475)	(1,865)
Current portion of long term debt	(10,089)	(311)
FIN 48 liability	(4,556)	(140)
Long-term payable	(36,423)	(1,123)

Net assets acquired	3,403,865	104,960

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets. The identifiable intangible assets and respective useful lives are as follows:

	NT$	US$	Useful Life
		(Note 3)
Core Technology	446,717	13,775	4 years
Customer relationship	277,056	8,543	4 years
Order backlog	41,367	1,276	3 months

Total identifiable intangible assets	765,140	23,594

The core technology represented the existing know-how in IC design for RF receivers including all the developed and in –process products for the FCI business.

Customer relationships can be identified as intangible assets when an entity has a practice of establishing contracts with customers, regardless of whether a contract existed at the date of acquisition.

The estimated fair value attributed to order backlog was based on outstanding purchase orders at the date of acquisition.

The estimated fair value of in-process research and development was defined as research and development projects in process at the time of the transaction that have not demonstrated their technological feasibility and that do not have an alternative future use. The entire amount was written off immediately in the second quarter of 2007. The IPR&D relates to the research and development of ICs used in mobile TV-related application.

Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets. The factors that contributed to the recognition of goodwill primarily relate to expansion into new product areas and potential synergies created from combined capabilities.

The operating results of FCI have been included in the Company’s operations beginning May 1, 2007. The following unaudited pro forma information represents a summary of the results of operations as if the acquisition occurred on January 1, 2006 and 2007 and includes certain pro forma adjustments, including amortization of identifiable intangibles and unrecognized compensation cost from that date (in thousands except earnings per share):

	Year Ended December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Net sales	3,980,069	6,112,636	188,487
Net income	868,275	1,185,819	36,565
Earnings per share
Basic	6.70	9.05	0.28
Diluted	6.58	8.65	0.27

Weighted average ordinary shares outstanding (thousands)

Basic	129,556	131,044	131,044
Diluted	131,924	137,148	137,148

The pro forma results are based on various assumptions and are not necessarily indicative of what would have occurred had the acquisition closed on January 1, 2006 and 2007.

Centronix

On November 30, 2007, the Company acquired select parts of the Centronix mobile TV business of Korea information Engineering Services Co., Ltd. (“KIES”). This business segment develops and markets products and services related to mobile TV. The aggregate purchase consideration was NT$115,889 thousand (US$3,574 thousand) in cash. The value of this acquisition did not have a material effect on the Company’s results of operations in 2006 or 2007 and therefore, its unaudited pro forma results are not included herein.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition:

	NT$	US$
		(Note 3)
Property and equipment	23,606	728
Intangible assets	60,843	1,876
Goodwill	31,440	970

Total assets acquired	115,889	3,574

Intangible assets acquired represented core technology which has a weighted-average useful life of approximately 4 years.

5. CASH AND CASH EQUIVALENTS

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Cash and deposits in bank	1,269,400	396,867	12,237
Time deposits	434,700	1,211,405	37,355
Bonds acquired under repurchase agreements	103,942	—	—

	1,808,042	1,608,272	49,592

6. SHORT-TERM INVESTMENTS

The Company had short-term investments classified as available-for-sale securities in 2005 and trading securities in 2006 and 2007. Realized gains on sales of short-term investments were NT$12,799 thousand, NT$17,857 thousand and NT$21,896 thousand (US$675 thousand) for the years ended December 31, 2005, 2006 and 2007, respectively. Unrealized holding gains for available-for-sale securities recorded as part of stockholders’ equity was nil as of December 31, 2005. Unrealized holding gains for trading securities recognized in income was NT$3 thousand and NT$1,119 thousand (US$35 thousand) as of and for the year ended December 31, 2006 and 2007, respectively.

7. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2006	2007
	NT$	NT$	US$ (Note 3)
Notes receivable	176,376	183,192	5,649
Trade accounts receivable	890,265	1,033,856	31,879

	1,066,641	1,217,048	37,528
Allowance for doubtful accounts	(13,433)	(23,069)	(711)
Allowance for sales returns and discounts	(35,067)	(45,833)	(1,414)

	1,018,141	1,148,146	35,403

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for doubtful accounts
Balance, beginning of year	4,833	5,973	13,433	414
Impact of FCI acquisition	—	—	3,192	98
Additions charged to expense	1,140	7,863	9,197	284
Write-offs	—	(403)	(2,753)	(85)

Balance, end of year	5,973	13,433	23,069	711

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for sales returns and discounts
Balance, beginning of year	16,755	18,104	35,067	1,081
Additions	27,203	49,728	41,852	1,292
Write-offs	(25,854)	(32,765)	(31,086)	(959)

Balance, end of year	18,104	35,067	45,833	1,414

8. INVENTORIES

The components of inventories are as follows:

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Finished goods	210,908	154,375	4,760
Work in process	162,831	352,477	10,869
Raw materials	53,377	40,548	1,250

	427,116	547,400	16,879

9. LONG-TERM INVESTMENTS

As of December 31, 2006 and 2007, the Company held equity investments in several private-held companies with the carrying value as follows:

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Cost method:
Cashido Corp. (Cashido) (2.40%, 2.40%)	3,142	3,142	97
Spright Co., Ltd. (Spright) (13.50%, 13.50%)	21,999	7,444	230
Chipmast Technology, Corp. (Chipmast) (18.92%, -)	55,909	—	—
Vastview Technology, Corp. (Vastview) (9.13%, 10.55%)	89,892	108,949	3,359

	170,942	119,535	3,686

In December 2006 and February 2007, the Company invested in the common stocks of Vastview. Vastview is the electro-optical integrated company.

In November 2006, the Company invested in the common stocks of Chipmast. Chipmast is a semiconductor design and application company. In August 2007, the Company sold all its investment in Chipmast and recognized a realized investment gain of NT$4,991 thousand (US$154 thousand).

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as the circumstances indicated. No impairment were been recorded for the years ended December 31, 2005 and 2006. During the fourth quarter of fiscal 2007, the Company determined an impairment indicator existed related to the cost method investment in Spright. As of December 31, 2007 as the combination of recurring losses and reduced forecasts indicated that the Company’s investment was not recoverable within a reasonable period of time, the Company determined the impairment to be other than temporary and recorded an impairment charge of NT$14,447 thousand (US$445 thousand).

10. PROPERTIES AND EQUIPMENT

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Cost:
Land	18,259	94,498	2,914
Buildings	13,907	185,202	5,711
Machinery and equipment	61,040	213,067	6,570
Furniture and fixtures	31,164	69,179	2,133
Leasehold and buildings improvement	19,206	23,859	735
Software	55,453	128,305	3,956

Total	199,029	714,110	22,019

Accumulated depreciation:
Buildings	4,566	6,522	201
Machinery and equipment	30,958	133,026	4,101
Furniture and fixtures	14,749	34,692	1,070
Leasehold and buildings improvement	13,354	14,842	458
Software	38,252	88,053	2,715

	101,879	277,135	8,545
Prepayment and construction in progress	222,206	82,214	2,536

	319,356	519,189	16,010

The Company entered into capital leases for certain office equipment with remaining lease payments as of December 31, 2007 of NT$179 thousand in 2008 and nil in 2009 and thereafter.

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three years operating lease. Net carrying value of the leased land and building as of December 31, 2007 was NT$18,259 thousand (US$563 thousand) and NT$8,784 thousand (US$271 thousand), respectively.

11. INTANGIBLE ASSETS

The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 is as follows:

	December 31
	2007
	NT$	US$
		(Note 3)
Cost:
Core technology	507,560	15,650
Customer relationship	277,056	8,543
Order backlog	41,367	1,276
Translation adjustment	(428)	(12)

Total	825,555	25,457
Accumulated amortization:
Core technology	76,161	2,348
Customer relationship	46,176	1,424
Order backlog	41,367	1,276

	163,704	5,048

	661,851	20,409

Amortization expense of acquisition-related intangible assets was NT$163,704 thousand (US$5,048 thousand) for the year ended December 31, 2007. The estimated future amortization expense of acquisition-related intangible assets as of December 31, 2007 is as follows:

Year Ending December 31	NT$	US$
		(Note 3)
2008	191,327	5,900
2009	191,327	5,900
2010	191,327	5,900
2011	87,870	2,709

Total	661,851	20,409

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Earn-out payable (see Note 4)	—	389,160	12,000
Wages and bonus	156,788	177,855	5,484
Professional fees	18,854	51,257	1,581
Research and development payable	29,174	29,121	898
Commission payable	1,246	1,558	48
License fee payable	9,103	7,246	223
Accrued customer incentives	32,471	79,094	2,439
Others	46,380	44,764	1,380

	294,016	780,055	24,053

13. LONG-TERM DEBT

The long-term debt as of December 31, 2007 represents the current portion of loan from Korea Small Business Corporation (“SBC”) and it is due in 2008 with interest rates of 5.88% per annum.

14. PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions and recognized pension costs of NT$3,476 thousand, NT$8,831 thousand and NT$12,624 thousand (US$389 thousand) for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”) ,which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). Under the Labor Standards Law, the government is responsible for the administration of the Fund and determination of the investment strategies and policies. As of December 31, 2006 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2008 to be NT$1,773 thousand which was determined based on 2% of estimated salaries in 2008. The measurement date of the plan is December 31.

The effect of adopting SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”)on individual line items in the consolidated balance sheet as of December 31, 2006 was as follows (in NT$ thousand):

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Liability for pension benefit	$3,119	$(2,100)	$1,019
Total liabilities	962,661	(2,100)	960,561
Accumulated other comprehensive income	43,674	2,100	45,774
Total shareholders’ equity	4,566,023	2,100	4,568,123

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	12,670	14,697	453
Service cost	46	58	2
Interest cost	412	404	12
Actuarial loss	1,569	346	11

Projected benefit obligation at end of year	14,697	15,505	478

Change in plan assets
Fair value of plan assets at beginning of year	11,219	13,678	422
Actual return on plan assets	300	318	10
Employer contributions	2,159	1,652	51

Fair value of plan assets at end of year	13,678	15,648	483

Reconciliation of funded status
Funded status	(1,019)	143	5

Amounts recognized as an other asset (liability)	(1,019)	143	5

Amount recognized in accumulated other comprehensive income
Net loss (gain)	(2,125)	(1,660)	(51)
Transition obligation (assets)	25	24	1

Total recognized in accumulated other comprehensive income	(2,100)	(1,636)	(50)

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
Service cost	2,334	46	58	2
Interest cost	365	412	404	12
Projected return on plan assets	(342)	(397)	(401)	(12)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(175)	(148)	(35)	(1)
Curtailment loss	349	—	—	—

Net periodic benefit cost	2,531	(87)	26	1

Other changes in plan assets and benefit obligation recognized in other comprehensive income

	2006	2007	2007
	NT$	NT$	US$
			(Note 3)
Net loss (gain)	(2,125)	—	—
Transition obligation (assets)	25	—	—
Recognize the decrease in net gain	—	429	14
Amortization of Net gain		36	1
Amortization of net obligation at transition	—	(1)	—

Total recognized in accumulated other comprehensive income	(2,100)	464	15

	2005	2006	2007
Weighted-average assumptions used to determine benefit obligations:
Discount rate	3.25%	2.75%	2.50%
Rate of compensation increase	5.00%	5.00%	4.75%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	3.25%	2.75%	2.50%
Expected long-term return on plan assets	3.25%	2.75%	2.50%
Rate of compensation increase	5.00%	5.00%	4.75%

15. INCOME TAXES

The components of income tax (benefit) expense are as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
Current
Domestic	—	—	—	—
Foreign
SMI Taiwan	64,398	100,343	109,113	3,365
FCI	—	—	25,490	786
SMI USA and others	389	6,393	1,062	32

	64,787	106,736	135,665	4,183

Deferred
Domestic	—	—	—	—
Foreign
SMI Taiwan	(25,074)	(39,067)	(59,835)	(1,845)
FCI	—	—	5,748	178
SMI USA and others	2,342	(46,637)	—	—

	(22,732)	(85,704)	(54,087)	(1,667)

Income tax expense	42,055	21,032	81,578	2,516

The income before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
Domestic	(44,415)	(121,391)	(345,514)	(10,654)
Foreign entities
SMI Taiwan	790,386	1,051,978	1,794,663	55,340
SMI USA	(16,056)	83,212	42,287	1,304
FCI	—	—	182,444	5,626
Others	(14,558)	(45,276)	(279,797)	(8,628)

	715,357	968,523	1,394,083	42,988

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
Cayman statutory rate	—	—	—	—
Tax on pretax income at statutory rate	151,447	312,944	473,457	14,599
Tax-exempt income	(194,463)	(228,755)	(433,434)	(13,365)
Permanent differences	39,114	(35,090)	(36,996)	(1,141)
AMT	—	1,394	629	19
Income tax (10%) on undistributed earnings	81,173	75,721	151,853	4,683
Income tax credit utilized	(70,121)	(51,490)	(121,583)	(3,748)
Net operating loss carryforwards	4,465	(1,882)	(22,916)	(706)
Net change in valuation allowance of deferred income tax assets	22,732	(112,737)	25,317	780
FIN 48 liabilities	—	—	26,136	806
Adjustment of prior years’ taxes and others	7,708	60,927	19,115	589

Income tax expense	42,055	21,032	81,578	2,516

Deferred income tax assets were as follows:

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
Current:
Temporary differences and others	22,830	44,668	1,378
Investment tax credits	56,179	38,858	1,198
Net operating loss carryforwards	30,705	—	—
Valuation allowance	(6,111)	—	—

	103,603	83,526	2,576

Non-current:
Temporary differences and others	(1,772)	69,092	2,131
Investment tax credits	86,457	129,271	3,986
Net operating loss carryforwards	247,806	243,854	7,519
Valuation allowance	(285,250)	(258,532)	(7,972)

	47,241	183,685	5,664

The valuation allowance shown in the table above relates to net operating loss carryforwards and tax credits for which the Company believes that realization is uncertain. As of December 31, 2007, SMI Taiwan had unused research and development tax credits of NT$199,710 thousand (US$6,158 thousand) which will expire in 2009 to 2011. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2006. For the years ended December 31, 2005, 2006 and 2007, the Company had NT$777,851 thousand, NT$915,018 thousand and NT$1,733,736 thousand of tax-exempt income, resulting savings on income tax expense of NT$194,463 thousand, NT$228,755 thousand and NT$433,434 thousand, respectively. Basic and diluted earnings per share effects from the savings on income tax expense were NT$1.70 and NT$1.67, NT$1.86 and NT$1.82, and NT$3.36 and NT$3.25 for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, the Company’s United States federal and state net operating loss carryforwards for income tax purposes were approximately NT$706,325 thousand (US$21,780 thousand) and NT$41,802 thousand (US$1,289 thousand), respectively. If not utilized, the federal net operating loss carryforwards will expire in 2020 and the state net operating loss carryforwards will expire in 2011.

As of December 31, 2007, the Company’s United States federal and state research and development tax credit carryforwards for income tax purposes were approximately NT$30,225 thousand (US$932 thousand) and NT$26,969 thousand (US$832 thousand), respectively. If not utilized, the federal tax credit carryforwards will expire in 2021 while the state tax credit carryforward has no expiration date.

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits if as follows:

	Year Ended December 31 2007
	NT$	US$
		(Note 3)
Balance at January 1, 2007	31,334	966
Gross increases in tax positions taken in prior year	35,102	1,082
Gross increases in tax positions taken in current year	70,997	2,189
Gross decreases as a result of settlement in current year	—	—
Reduction as result of a lapse of statue of limitations during the period	—	—

Balance at December 31, 2007	137,433	4,237

FIN 48 issued by the FASB in June 2006 requires companies to assess the probability that a tax position taken may not ultimately be sustained. For those positions that do not meet the more-likely-than-not recognition threshold required under FIN 48, no benefit may be recognized. The Company adopted FIN 48 as of January 1, 2007 and recorded the cumulative effect as an adjustment to retained earnings of NT$12,000 thousand (US$370 thousand) in connection with its adoption.

If these tax benefits were recognized in the consolidated financial statements, the portion of these amounts that would reduce the Company’s effective tax rate would be NT$27,079 thousand (US$835 thousand). The Company also has accrued penalty and interest associated with any unrecognized tax benefits in the amount of NT$3,243 thousand (US$100 thousand). The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in US and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by such jurisdiction’s tax authorities as of December 31, 2007:

Tax Jurisdiction	Tax Years
SMI Taiwan	2002 and onward
FCI	2003 and onward
SMI USA	1996 and 2004 onward

16. SHAREHOLDERS’ EQUITY

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

17. EQUITY INCENTIVE PLAN

2004 Stock Option Plan and 2005 Equity Incentive Plan

In 2004, SMI Taiwan adopted a 2004 Employee Stock Option Plan (“the 2004 Plan”). The 2004 Plan reserved 8,000 units with each unit entitled to subscribe for 1,000 shares of common stock after the requisite service is rendered. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries and expire no later than six years from the date of grant. Generally, the options are granted at an exercise price not lower than the market value of the SMI Taiwan’s common stock at the date of the grant and vest over four years at certain percentages after two years from the date of grant. On December 31, 2004, 4,000 units were granted to employees at an exercise price of NT$40 (US$1.26) per share. As part of the share exchange between the Company and the shareholders of SMI Taiwan effective on April 25, 2005, the Company agreed to assume the share options previously issued by SMI Taiwan. Subsequently on June 3, 2005, the Company amended the 2004 Plan such that options under the 2004 Plan are granted at an exercise price not lower than the market value of the Company’s ordinary shares at the date of the grant and vest over four years at certain percentages after one year from the date of grant.

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

In 2006, the Company amended the 2005 Plan to reserve additional 15,000 thousand shares of ordinary shares for issuance upon exercise of stock options and restricted stock units.

Restricted stock units are converted into shares of the Company’s ordinary share upon vesting on one-for-one basis. The vesting of restricted stock unit is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s ordinary share on the date of the grant, and compensation is recognized on a straight-line basis over the requisite service period of 3 to 5 years. The Company’s restricted stock units are considered nonvested share awards as defined under SFAS No. 123(R).

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

The Company elected the modified prospective application method for adopting SFAS No. 123(R). Under this method, the unrecognized expense of awards not yet vested at January 1, 2006, the date of adoption is recognized in net income in the periods after the date of adoption using the same Black-Scholes valuation method and assumptions determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as disclosed in the Company’s previous annual report.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s consolidated statement of income for the year ended December 31, 2006 includes compensation expense for stock options granted subsequent to December 31, 2005 and stock options granted before January 1, 2006 but unvested yet. The grant date fair values of those stock options were determined in accordance with the provision of SFAS No. 123 (R). The Company recognizes compensation net of a forfeiture rate for only those awards expected to vest, on a straight line basis over the requisite service period of the award which is about 3 to 5 years. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2005	4,000
Authorized	2,000
Options granted	(4,350)

Available for grant at January 1, 2006	1,650
Authorized	15,000
Options granted	(2,950)

Available for grant at January 1, 2007	13,700
Options granted	(761)
Restricted stock units granted	(4,527)

Available for grant at December 31, 2007	8,412

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$ thousand)
Outstanding at January 1, 2007	9,615	2.468
Options granted	761	3.318
Options canceled	(1,145)	2.251
Options exercised	(1,889)	2.272		5,885

Outstanding at December 31, 2007	7,342	2.641	7.54	32,145

Options Vested and expected to vest after December 31, 2007	6,678	2.640	7.29	12,053

Options Exercisable a December 31, 2007	2,288	2.594	7.33	4,234

The weighted-average-grant date fair value of stock options granted during the years ended December 31, 2005, 2006 and 2007 was US$2.66, US$3.46 and US$3.32, respectively.

As of December 31, 2007, there was NT$ 140,835 thousand (US$4,343 thousand), net of estimated forfeitures, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans. This cost will be amortized over a weighted average period of approximately 1.25 years.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

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

Year Ended December 31
	2005	2006	2007
Expected dividend yield	—	—	—
Expected volatility	59.82%–66.39%	55.35%–68.17%	45.85%–51.88%
Risk free interest rate	4.10%–4.37%	4.74%–5.03%	4.54%–4.59%
Expected life	2.38 years	3.08 years	0.8–3.08 years

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

Restricted Stock Units

A summary of the status of restricted stock units and changes during the year ended December 31, 2007 is as follows:

	Number of Nonvested Stock Units (in Thousand)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Nonvested at January 1, 2007	—	—
Restricted stock units granted	4,527	5.02
Restricted stock units canceled	(276)	4.78

Nonvested at December 31, 2007	4,251	5.03	3.60

As of December 31, 2007, there was NT$568,276 thousand (US$17,523 thousand) of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

18. COMMITMENTS AND CONTINGENCIES

In 2001, SMI Taiwan received a subsidy from the ROC Industrial Development Bureau (IDB) for research and development of controller products and a semiconductor data storage system. The subsidy was in the form of cash of NT$5,093 thousand and non-interesting bearing loan of NT$5,093 thousand. The non-interesting bearing loan in eight consecutive quarterly payments and has been totally paid off by the Company in January 2005. SMI Taiwan is required to pay the IDB 2% of sales as royalty payments from any products resulting from the research and development project for a period of three years following the initial sale. Total royalties paid cannot exceed 30% of the total amount of the subsidy loan amount, or approximately NT$1,530 thousand. As of December 31, 2007, the Company completed the research and development project under this agreement, however, the Company has not sold any products using this technology and the products were end of product life cycle therefore the Company will not pay or accrue any royalty payments related to the projects.

In 2000, FCI entered into a government grant agreement expiring in 2010 with the Ministry of Commerce Industry and Energy in Korea (“MOCIE”) to develop new technology. The agreement requires FCI to pay back 20~30% of the total received government grant and accordingly, the Company recorded a liability in the amount of NT$39,293 thousand (US$1,212 thousand), of which NT$183 thousand (US$6 thousand) and NT$39,110 thousand (US$1,206 thousand) were included in the current portion of long-term payable and long-term payable, respectively, on the balance sheet as of December 31, 2007. If the project is unsuccessful in accordance with the Industrial Technology Development Operation Guideline (“Guideline”) issued by the MOCIE, FCI may be required to refund all or a portion of the remaining 70~80% of the total received government grant. Based on historical experience that FCI has not been required to refund any received government grant, anticipated chance of success in the project as well as due care that FCI has exercised, FCI believes that it will not be required to refund the grant in accordance with the Guideline and determined that no additional liability is required at December 31, 2007.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2012. The Company recognized rent expense during the years ended December 31, 2005, 2006 and 2007 of NT$24,215 thousand, NT$33,673 thousand and NT$43,744 thousand (US$1,349 thousand), respectively. The minimum operating lease payments under these leases as of December 31, 2007 were NT$29,976 thousand, NT$13,417 thousand, NT$13,185 thousand, NT$4,122 thousand, and NT$1,045 thousand for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

Litigation

The Company are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on our business, financial position, results of operations or cash flows.

On August 15, 2002, SMI Taiwan filed an action against two of its former employees and Phison Electronics Corporation, or Phison, with the Taiwan Hsinchu District Court. The complaint alleges that the two former SMI Taiwan employees who were subsequently hired by Phison, and Phison violated the Business Secret Law and Copyright Law of the ROC for the infringement of certain intellectual property rights to compact flash controller chips owned by SMI Taiwan. On May 15, 2003, SMI Taiwan named Winbond Electronics Corporation, or Winbond, as a defendant in the same action. On April 8, 2004, the Taiwan Hsinchu District Court issued a ruling determining that the two former SMI Taiwan employees, Phison and Winbond did not violate the Business Secret Law and Copyright Law of the ROC. The Taiwan Hsinchu District Court ruling stated that there was sufficient evidence to show that the defendants obtained SMI Taiwan’s consent to respectively produce and purchase the compact flash controller chips that were the subject of the lawsuit. On May 4, 2004, SMI Taiwan appealed the Taiwan Hsinchu District Court’s ruling to the Taiwan High Court. After a sum of NT$3,000 thousand for compensation had been paid by Phison , the dispute was settled out on September 22, 2006.

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI Taiwan with the Taiwan Hsinchu District Court. On February 6, 2003, SMI Taiwan filed an action for a preliminary injunction against O2Micro. A court-appointed appraiser completed a report stating that SMI Taiwan’s products raised in the case do not infringe O2Micro’s patent and O2Micro’s application for a preliminary injunction was thus dismissed. O2Micro appealed this case to the Taiwan High Court on November 28, 2005. On January 14, 2004, O2Micro filed for a preliminary injunction against SMI Taiwan and Microstar, a Taiwan customer of SMI Taiwan with the Taiwan Panchiao District Court. On May 20, 2004, the Taiwan Panchiao District Court issued a preliminary injunctive order against SMI Taiwan and Microstar . The Taiwan High Court rejected the appeal filed by SMI Taiwan on March 10, 2005, and SMI Taiwan appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court vacated the Taiwan High Court Ruling and the case was remanded for further proceedings. On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15 million against SMI Taiwan with the Taiwan Hsinchu District Court. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI Taiwan’s assets. On September 24, 2004, O2Micro filed an action against SMI Taiwan with the Taiwan Hsinchu District Court.

On February 9, 2007, SMI Taiwan and O2Micro agreed to withdraw this case and provide no payment, as well as all the above-mentioned claims and application. As a result of this settlement, no payments were made by Silicon Motion to O2Micro.

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

On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleges that ASE destroyed the wafer which SMI Taiwan had sub-contract to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand (US$2.4 million) for damages. The Taiwan Taoyuan District Court is currently conducting preparatory proceeding.

On October 23, 2007, SanDisk Corp. (“SanDisk”) filed a complaint in the United States International Trade Commission (“ITC”) against multiple respondents, including Silicon Motion Technology Corp., SMI Taiwan and SMI USA (in aggregate “Silicon Motion”). SanDisk claims that certain Silicon Motion flash memory controllers and products containing these Silicon Motion flash memory controllers infringe specific SanDisk patents. The complaint requests that the ITC institute an investigation into the matter and seeks a permanent exclusion order to exclude from entry into the United States all flash memory controllers and products containing controllers that infringe any of the asserted patents. The complaint also seeks a permanent cease and desist order, directing respondents with respect to their domestic inventories to cease and desist from marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any flash memory controllers and products containing flash controllers that infringe any of the asserted patents.

On October 24, 2007, SanDisk Corp. filed two complaints, for alleged patent infringement against multiple defendants, including Silicon Motion, in the United States District Court for the Western District of Wisconsin. The complaints allege that Silicon Motion’s flash memory controllers infringe certain SanDisk patents and seek unspecified damages, injunctive relief, a trebling of damages for alleged willful conduct and attorneys’ fees. Both cases have been stayed until SanDisk’s ITC proceeding becomes final. On December 6, 2007, the ITC instituted an investigation, identifying forty-seven companies, including Silicon Motion, as respondents. An ITC hearing has been set for October 27, 2008. As of December 31, 2007, the Company is unable to ascertain the ultimate amount of any monetary liability or financial impact that the Company may incur with these matters.

19. SEGMENT INFORMATION

The Company designs, develops and markets semiconductor products. The Company operates in one segment. The chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance.

Net sales by product consist of the following:

	Year Ended December 31
Product	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 3)
Mobile storage	2,270,121	3,004,507	4,500,115	138,764
Mobile communications	—	—	761,608	23,485
Multimedia SoCs	402,139	432,072	563,739	17,383
Other products	14,232	23,880	21,867	674

	2,686,492	3,460,459	5,847,329	180,306

Net sales by geographic area are presented based upon the customer’s bill to location:

	Year Ended December 31
Country	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note3)
Taiwan	1,576,731	2,021,288	2,422,501	74,699
United States	515,848	340,327	348,658	10,751
Japan	98,510	116,272	106,702	3,290
Korea	119,198	368,198	1,525,816	47,050
China	249,842	307,422	969,168	29,885
Others	126,363	306,952	474,484	14,631

	2,686,492	3,460,459	5,847,329	180,306

Long-lived assets by geographic area were as follows:

	Year Ended December 31
Country	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note3)
Taiwan	79,023	308,117	401,511	12,381
United States	3,377	2,891	6,777	209
Korea	—	—	98,022	3,023
Others	1,334	8,348	12,879	397

	83,734	319,356	519,189	16,010

20. SUBSEQUENT EVENT

On March 12, 2008, the Company announced a share repurchase program under which the Company, or one of its affiliates, may repurchase up to US$40 million of its American Depositary Shares (“ADS”). Repurchases under the program may be conducted at any time during the period commencing March 12, 2008 and extending through March 11, 2009. The program does not obligate the Company to acquire any particular amount of ADS and the program may be modified or suspended at any time at the Company’s discretion. The repurchases will be made in the open market, in privately negotiated transactions, or in structured share purchase programs and will be funded from available working capital.

Annex A

GLOSSARY OF TECHNICAL TERMS

AC-Link/IIS	An audio interface. Has significant advantages over the most prevalent power conversion technologies, which are based on Pulse Width Modulation (PWM). These advantages stem from the simplicity and versatility of its circuit topology (hardware), combined with the sophistication of its control methodology (software).

ACS	Adjacent Channel Selectivity. ACS is a measurement of a receiver’s ability to process a desired signal while rejecting a strong signal in an adjacent frequency channel. ACS is defined as the ratio of the receiver filter attenuation on the assigned channel frequency to the receiver filter attenuation on the adjacent channel frequency.

AsH3	Arsine. A colorless, flammable, highly toxic gas used as a doping agent for the preparation of semiconductor materials.

Bad block	Most NAND flash, like all types of mass storage memory, contain some initial bad blocks within the memory array, which are typically marked as bad by the manufacturer to indicate that they should not be used. Because good blocks in a NAND flash can degrade and wear out, it is important for devices using NAND flash to track not only the initial, factory-marked bad blocks but also the blocks that go bad during normal operation and manage this issue with appropriate bad block management algorithm. A block is the smallest erasable entity in a NAND flash.

Bit error	A NAND flash is occasionally affected by corruption of memory at the binary digit (bit) level, which must be corrected by complex error correcting algorithms, know as error correction codes (ECC).

Board estate	The space a device occupies on a motherboard.

CF	Compact Flash. A type of non-volatile memory storage media commonly used in portable devices such as personal computers, digital cameras, video camcorders, and audio players.

CDMA	Code division multiple access. A form of multiplexing and a method of multiple access that divides up a radio channel by using different pseudo-random code sequences for each user. Also refers to digital cellular telephony systems that make use of this multiple access scheme.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel complementary metal oxide semiconductor transistors within the same silicon substrate. This is the most commonly used integrated circuit fabrication process technology.

CPU	Central Processing Unit.

DAB	Digital Audio Broadcasting. A technology for broadcasting audio using digital radio transmission.

DRAM	Dynamic Random Access Memory. A memory cell in which digital information (data) is stored in a volatile state. It is a key component of digital circuits.

DSC	Digital Still Camera

DVB-H	Digital Video Broadcasting – Handheld. A technical specification for bringing digit TV broadcast services to mobile phones. The major competitor of this technology is Digital Multimedia Broadcasting (DMB), which can either operate via terrestrial (see T-DMB) or satellite (see S-DMB) transmission.

DualMon	Our technology that enables one graphics processor to control two different displays containing two different images, which saves cost and board estate.

DVD	Digital video disc

IC	Integrated Circuit. A miniaturized electronic circuit (consisting mainly of semiconductor devices, as well as passive components) that has been manufactured in the surface of a thin substrate of semiconductor material.

Interleaving	A method of writing to multiple NAND flash memories simultaneously to increase the data transfer rate between the storage device and the host device.

JPEG	Joint Photographic Experts Group. A commonly used standard method of compression for digital images.

FastMDC	Fast Management Data-link & Calculation. A cost-effective solution for ultra high performance of flash access time and high reliability of data storage.

Flash memory	A type of solid-state, non-volatile memory. The name “flash” is derived from the rapid block erase operation. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

LCD	Liquid Crystal Display.

LNA	Low Noise Amplifier. A semiconductor device in the receiver section of a wireless system that receives signals from an antenna at extremely low signal levels which are amplified by a factor of approximately 10 to 1,000 with the addition of as little interference as possible.

Memory	A device that can store information for later retrieval.

Memory Stick	A removable flash memory card format developed by Sony. Also used in general to describe the whole family of Memory Sticks, including the Memory Stick PRO, a revision that allows greater storage capacity and faster file transfer speeds (including the Memory Stick PRO-HG, a high speed variant of the PRO, to be used for high definition still and video cameras); Memory Stick Duo, a small-form-factor version of the Memory Stick (including the PRO Duo); and the even smaller Memory Stick Micro (M2).

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MLC	Multi-Level Cell. A NAND flash technology that enables two or more times the capacity compared to a SLC NAND flash, therefore more capacity for a similar cost. A 2x MLC stores 2 bits of data per physical cell instead of the traditional 1 bit per cell using SLC technology.

MMC	MultiMediaCards. A flash memory card format. Also used in general to describe the whole family of MMCs, including RS-MMC, a smaller form-factor version of MMC, and the even smaller MMCmicro.

MMCA	MultiMediaCard Association. A memory card organization that promotes the MMC format.

MP3	MPEG-1 Audio Layer 3. A popular audio encoding format, which uses compression algorithm that is designed to greatly compress the amount of data required to represent the audio recording.

NAND flash	A type of flash memory.

ODM	Original Design Manufacturer.

OEM	Original Equipment Manufacturer.

PA	Power Amplifier. Provides signal amplification in the transmitter section of a wireless system in order to boost a signal through the antenna.

PC Architecture	The design of a personal computer (i.e. configuration of the motherboard, CPU and memory).

PCMCIA	Personal Computer Memory Card International Association. An organization consisting of some 500 companies that has developed a standard for PC cards used in notebook computers.

PDA	Personal Digital Assistant.

PH3	Phosphine. Gaseous compound commonly used in silicon manufacturing as a source of phosphorus.

RAM	Random Access Memory. A type of data storage used in computers that allows the stored data to be accessed at random.

ReadyBoost	A data caching technology first included with Microsoft’s Windows Vista operating system. It aims to make computers running Windows Vista more responsive by using flash memory on a USB 2.0 drive, SD card, CompactFlash, or other form of flash memory, in order to boost system performance.

ReduceOn	Our graphics processor technology which enables intelligent power management that algorithmically varies the clock and power to functional units based on system needs to significantly reduce average operating power usage.

RF IC	Radio Frequency Integrated Circuit. Includes amplifiers, mixers, modulators/demodulators, receivers, transmitters and transceivers.

S-DMB	Satellite Digital Multimedia Broadcasting. A satellite digital radio transmission system for sending multimedia (radio, TV, and datacasting) to mobile devices such as mobile phones.

SD	Secure Digital. A flash memory card format. Also used in general to describe the whole family of SD cards, including miniSD, a smaller form-factor version of SD, and the even smaller microSD.

SDCA	Secure Digital Card Association. A memory card organization that promotes the SD format.

SDRAM	Synchronous DRAM. A type of DRAM (see DRAM) that can run at much higher clock speeds than conventional memory. SDRAM synchronizes itself with the CPU’s bus.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases. Refers to the controller, multimedia SoC, RF IC, etc.

Semiconductor solution	Includes the controller as well as the software.

SiP	System-in-Package. A multi-chip module that integrates a number of integrated circuits enclosed in a single package. A SiP solution is valuable in space constrained environments such as MP3 players and mobile phones and helps reduce the complexity of the PCB and overall design.

SLC NAND	Single-Level Cell. A 1 bit of data per physical cell NAND flash memory technology. SLC offers less capacity per cost compared to MLC, but better robustness, reliability, speed and endurance

SoC	System-on-a-Chip. A chip that incorporates functions usually performed by several different devices into a single chip and therefore generally offers better performance and lower cost.

SPI	Serial Peripheral Interface. A board-level serial peripheral bus.

STiMi	Satellite Terrestrial Interactive Multiservice Infrastructure. A mobile TV broadcasting standard developed by the Academy of Broadcasting Science of China’s State Administration of Radio Film and Television (SARFT).

T-DMB	Terrestrial Digital Multimedia Broadcasting. A terrestrial digital radio transmission system for sending multimedia (radio, TV, and datacasting) to mobile devices such as mobile phones.

Two plane architecture	A NAND flash architecture that allows simultaneous transfer of data in and out of two different memory planes, nearly doubling memory performance.

UFD	USB Flash Drive.

USB	Universal Serial Bus.

WCDMA	Wideband Code Division Multiple Access. A type of 3G cellular network that utilizes the direct sequence CDMA signaling method to achieve higher speeds and support more users.

Wear-leveling	A technique for prolonging the service life of certain kinds of erasable computer storage media, such as flash memory and hard disk drives by arranging data so that erasures and re-writes are distributed evenly across the medium. In this way, no single part of the medium prematurely fails due to a high concentration of write cycles.

Windows Media DRM	A Digital Rights Management service for the Windows Media platform, which is designed to provide secure delivery of audio and/or video content over an IP network to a PC or other playback device in such a way that the distributor can control how that content is used.

WMA	Windows Media Audio. Microsoft’s proprietary audio codec designed to compete with MP3.

xD	xD Picture Card. A flash memory card format.

A-4