Form 20-F
period 2008-12-31
Silicon Motion Technology CORP
filed 2009-07-14
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Jhubei City, Hsinchu County 302

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111, 085, 044, ordinary shares as of May 31, 2009, US$0.01 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filed. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act):    Yes  ☐    No  ☒

i

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

•

“we,” “us,” “our company,” “our” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including but not limited to (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation, (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA, and (iii) Future Communications IC, Inc., incorporated in Korea, or FCI.

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF and zipSYS are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the noon buying rate in the City of New York for cable transfers of NT dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the noon buying rate in effect on December 31, 2008, which was NT$32.76 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — We are subject to risks associated with international operations which may harm our business” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On June 30, 2009, the noon buying rate was NT$32.77 to US$1.00.

The “Glossary of Technical Terms” contained in Annex A of this report sets forth the description of certain technical terms and definitions used in this annual report.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. There factors, risks and uncertainties include those listed under” Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or multimedia consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demands, and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	2,166,727	2,686,492	3,460,459	5,847,329	5,528,051	168,744
Cost of sales	1,274,410	1,342,749	1,612,019	2,757,102	2,914,587	88,968

Gross profit	892,317	1,343,743	1,848,440	3,090,227	2,613,464	79,776
Operating expenses (income):
Research and development	238,485	373,548	502,225	822,747	1,080,918	32,995
Sales and marketing	141,136	157,278	200,526	298,199	368,863	11,259
General and administrative	103,303	129,141	219,395	381,749	675,285	20,613
Amortization of intangible assets	17,758	4,501	—	163,704	193,800	5,916
Impairment of intangible assets (1)	11,718	—	—	—	—	—
Write-off of in-process research and development (2)	—	—	—	76,377	—	—
Compensation to customers (3)	—	8,122	—	—	—	—
Write-off of other receivable (4)	—	—	40,039	—	—	—
Gain from settlement of litigation (5)	—	—	(3,000)	—	—	—

Total operating expenses	512,400	672,590	959,185	1,742,776	2,318,866	70,783

Operating income	379,917	671,153	889,255	1,347,451	294,598	8,993

Total non-operating income	21,187	44,204	79,268	46,632	85,431	2,608

Income before income taxes	401,104	715,357	968,523	1,394,083	380,029	11,601
Income tax expense	133,101	42,055	21,032	81,578	86,608	2,644

Net income	268,003	673,302	947,491	1,312,505	293,421	8,957

Weighted average shares outstanding:
Basic	103,878	114,083	123,251	129,041	124,080	124,080

Diluted	103,878	116,015	125,488	133,291	125,304	125,304

Earning per share:
Basic	2.58	5.90	7.69	10.17	2.36	0.07

Diluted	2.58	5.80	7.55	9.85	2.34	0.07

Earning per ADS(6):
Basic	10.32	23.61	30.75	40.68	9.46	0.29

Diluted	10.32	23.21	30.20	39.39	9.37	0.29

(1)	In 2004 we determined that impairment of our intangible assets occurred as a result of a significant decline in expected net sales and cash flows from new consumer products such as broadband Internet video phones, car navigation systems, and Tablet PCs.
(2)	Write-off of in-process research and development generated from FCI acquisition after it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.
(3)	As a result of a fire at our subcontractor’s factory in May 2005, we paid compensation to customers for delays in product shipment.
(4)	Write-off of a non-trade related receivable, for which the collection was doubtful.
(5)	Gain from favorable settlement of litigation with Phison Electronics Corporation.
(6)	Each ADS represents four ordinary shares.

	As of December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	727,165	1,581,993	1,808,042	1,608,272	1,586,941	48,441
Other current assets	1,324,343	2,341,402	3,141,162	3,743,933	1,970,959	60,161
Working capital	1,339,418	3,292,041	3,990,702	3,894,692	2,510,053	76,619
Long-term investments	3,142	15,954	170,942	119,535	50,368	1,538
Property and equipment, net	65,657	83,734	319,356	519,189	911,884	27,835
Intangible assets, net	6,843	—	—	2,849,437	2,641,504	80,632
Other non-current assets	39,887	65,048	89,182	279,865	282,995	8,638
Total assets	2,167,037	4,088,131	5,528,684	9,120,231	7,444,651	227,246
Total liabilities	718,804	638,346	960,561	1,536,124	1,155,061	35,255
Total shareholders’ equity	1,448,233	3,449,785	4,568,123	7,584,107	6,289,590	191,991

Consolidated Cash Flow Data(1):
Net cash provided by (used in) operating activities	234,703	(618,947)	596,765	1,599,288	2,785,044	85,013
Net cash provided by (used in) investing activities	(263,101)	146,020	(425,012)	(1,950,946)	(994,483)	(30,357)
Net cash provided by (used in) financing activities	(3,081)	1,278,868	59,929	124,816	(1,617,456)	(49,372)
Depreciation and amortization	21,734	23,906	35,596	92,284	155,225	4,738
Capital expenditures	(36,409)	(42,708)	(271,697)	(226,034)	(586,750)	(17,911)

(1)	Subsequent to the issuance of the Company’s 2006 consolidated financial statements, the Company determined that purchases of trading securities in 2005 have been erroneously reported as part of purchases of short-term investments in cash used in investing activities in the statement of cash flows for the year ended December 31, 2005. As a result, cash used in investing activities and cash used in operating activities have been restated from the amounts previously reported to reflect the purchases of trading securities as cash used in operating activities as required by accounting principles generally accepted in the United States.

Exchange Rate Information

Although a majority of our revenues and expenses are denominated in U.S. dollars, our operational headquarters are in Taiwan and we report our financial results in NT dollars. This annual report contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this annual report were made at a rate of NT$32.76 to US$1.00, the noon buying rate in effect as of December 31, 2008. On June 30, 2009, the noon buying rate was NT$32.77 to US$1.00.

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

	Noon Buying Rate NT$ per US$
	High	Low
January 2009	33.70	32.82
February 2009	35.00	33.61
March 2009	35.21	33.75
April 2009	33.88	32.99
May 2009	33.14	32.55
June 2009	32.96	32.36

The following table sets forth the average noon buying rates between NT dollars and U.S. dollars for each of the periods indicated, calculated by averaging the noon buying rates on the last day of each month of the periods shown.

Average Noon Buying Rate NT$ Per US$
2004	33.27
2005	32.16
2006	32.49
2007	32.43
2008	31.52
2009 (through June 30)	33.50

Risk Factors

Because our operating results for any period could be adversely affected by a number of factors and may therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict.

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factor” section:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry;

•	decreases in demand for multimedia consumer electronics products, including mobile phones, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies, and in a cost-effective and timely manner;

•	changes in supply and availability of flash memory as the global economic slowdown results in closures of less efficient fabs and fabs operating at lower utilization rates;

•	changes in the relative sales mix of our products;

•	changes in foreign exchange rates;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	our ability to scale our operations in response to increasing demand by customers for our new or existing products;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

The result of these and other factors makes it difficult for us to assess our future performance. Our sales and operating results are difficult to predict and have in the past, and will likely in the future, fluctuate from period to period. We could fail to achieve the operating targets that we have announced, such as revenue growth, gross margin, and operating expense. In addition, our operating results in the future may be below the expectations of public market analysts or investors, which would likely cause the market price of our ADSs to decline. Any variations in our period-to-period performance may also cause the market price of our ADSs to fluctuate. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.

Global economic conditions have reduced demand for our products, adversely impacted our customers and suppliers and harmed our business.

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a continuing risk to our business as consumers and businesses have postponed spending in response to tighter credit, negative financial news and/or declines in income or asset values, which have reduced the demand for devices using our products. Factors that depress demand for devices using our products include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors that affect consumer spending behavior. These and other economic factors have reduced demand for devices using our products and consequently demand for our products and have harmed our business, financial condition and operating results. Furthermore, during challenging economic times such as the current recession, our customers may face issues gaining timely access to sufficient credit, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our accounts receivable days sales outstanding would be negatively impacted. The current economic downturn and any future downturn may reduce our revenue or our percentage of revenue growth on a period-to-period basis and result in us having excess inventory. If the economy or markets in which we operate continue to deteriorate, our business, financial condition and results of operations will likely be materially and adversely affected. We may be required to record charges relating to impairment of goodwill and other assets if the economy or markets in which we operate continue to deteriorate. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, generally or in the semiconductor industry.

We depend on a small number of customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 35%, 38% and 35% of our net revenue in 2008, 2007 and 2006, respectively. We had one customer in 2008, 2007 and 2006 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2008, Samsung Electronics was our largest customer and accounted for approximately 10% of our sales. Samsung was also our largest customer in 2007, accounting for approximately 12% of our sales. We believe a material portion of our sales to other customers are included in products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 15% and 17% of our sales in 2008, between 19% and 20% in 2007, and between 13% and 15% in 2006.

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

In April 2007 we completed the acquisition of Future Communications IC, Inc. (FCI), a privately held Korea-based fabless mobile TV and wireless communications RF IC design company, and in November 2007 we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. Risks arising from these or other future acquisitions could include among other things:

•	our ability to accurately assess the business and prospects of an acquisition or the anticipated benefits of an acquisition;

•	delays in or failure to complete the development and application of the acquired technologies or products;

•	timing of the rollout and adoption of mobile TV services and standards globally;

•	our ability to successfully integrate acquired technologies, operations and personnel;

•	failure to achieve projected results of the acquisition;

•	disruption of our ongoing business;

•	diversion of management and employees’ attention from our business;

•	risks associated with entering into a geographic region or business market in which we have little or no prior experience and specifically managing personnel in these regions;

•	difficulties in establishing and maintaining uniform standards, controls, policies and procedures;

•	deficiencies in the internal control of any acquired company could result in a material weakness in our overall internal control;

•	our ability to recover costs of the acquisition or investment;

•	amortization expenses or impairment charges related to goodwill or other intangible assets;

•	negative impact on our relationships with customers, suppliers or contractors;

•	loss of key employees of acquired business; and

•	potentially dilutive issuance of equity securities.

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

We operate in intensely competitive industries, and our failure to respond quickly to technological developments and incorporate new features into our products could harm our ability to compete.

We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive or obsolete. To compete successfully, we must maintain a successful R&D effort, develop new products and production processes, and improve our existing products and processes at the same pace or ahead of our competitors. We may not be able to develop and market these new products successfully, the products we invest in and develop may not be well received by customers, and products developed and new technologies offered by others may affect demand for our products. These types of events could have a variety of negative effects on our competitive position and our financial results, such as reducing our revenue, increasing our costs, lowering our gross margin percentage, and requiring us to recognize impairments on our assets.

We will likely not be able to sustain our recent growth rate in the near future, and we may not be able to manage our future growth effectively.

We have experienced significant growth in a short period of time. Our revenue increased from NT$2,166.7 million in 2004 to NT$5,528.1 million in 2008. In the current global economic downturn, we will likely not be able to achieve similar revenue growth rates for 2009 and may not be able to achieve a similar growth rate in future periods. In the event that we do achieve continued growth, the expansion of our business and operations will likely place a significant strain on our resources and increase demand on our management information and reporting systems, financial and management controls and personnel. We may not be able to develop the internal capabilities or collaborative relationships required to manage future growth and expansion or to support future operations. If we are unable to manage growth effectively, our financial results could be adversely affected.

The average selling prices of our products have historically decreased rapidly and will likely do so in the future, which could harm our revenue and profitability.

The products we develop and sell, especially those for flash memory storage solutions, are used for high volume applications and many of them are subject to rapid declines in average selling prices. Our average selling prices have historically decreased significantly, and we expect that we will continue to reduce prices in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by us or our competitors, competitive pricing pressures and other factors. The semiconductor market is extremely cost sensitive, which may result in declining average selling prices of other components used in our customers’ products and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

If we are unable to accurately predict our future sales and to appropriately budget for our expenses, our results of operations could suffer.

The rapidly changing nature of the global economy and the markets in which we sell our products limits our ability to accurately forecast quarterly and annual sales. Because many of our expenses are fixed in the short term or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales, or expand our R&D and other operating infrastructure in a timely manner to capture anticipated business opportunities. If we expand our business operations and demand for our products does not increase as we may have projected, our operating results could be affected by our higher operating expense levels. Conversely, if we maintain or reduce our business operations and related expenses in accordance with our projections and demand for our products increases more than expected, our operating results could be affected by lost business opportunity, less competitive economies of scale, and damaged relationships with our customers.

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

Demand for our products is affected by a number of factors, including the general demand for the products in the end markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in communications, consumer electronics and computing devices, such as mobile phones, smart phones, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential communications, consumer electronics and computing devices as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of communications, consumer electronics and computing devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products or reduce our cost of sales to offset expected declines in average selling prices, our gross margin will decline, which could have a material and adverse effect on our financial condition and operating results.

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

Any future downturns in the semiconductor industry may reduce our revenue and result in excess inventory.

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

In addition, if any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan, China or Korea, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan, China, or Korea due to uncertainties involving the Taiwan, China, or Korea legal systems.

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

Our revenue growth has been primarily from sales of our semiconductor solutions. Although we believe that our acquisition of FCI will enable us to offer more comprehensive solutions for mobile devices, our future success depends, in part, on our ability to develop successful new semiconductor solutions in a cost-effective and timely manner. We continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. The development of our semiconductor solutions is highly complex, and successful product development and market acceptance of our products depends on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly and test capacity;

•	the ability of our foundries to achieve high manufacturing yields for our products;

•	our ability to transition to smaller geometry process technologies;

•	the quality, price, performance, power efficiency and size of our products and those of our competitors;

•	our management of our distributors;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards, adoption and rollout.

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

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Four outside foundries, Silterra in Malaysia, Taiwan Semiconductor Manufacturing Company (TSMC) in Taiwan, Semiconductor Manufacturing International Corporation (SMIC) in China, and STMicroelectronics in Europe currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

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

We currently have more than 91 patents and 297 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

The consumer electronics market and the semiconductor components used in such market are constantly changing with increased demand for improved features such as lower power or smaller size. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced semiconductor solutions on competitive terms. If we are unable to maintain the ability to provide advanced semiconductor solutions on competitive terms, some of our customers may buy semiconductor solutions from our competitors instead of us. To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. Furthermore, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our platforms until the multimedia consumer electronics market is ready to accept them. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in our operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory surplus and obsolescence. Our failure to do so could have a material and adverse effect on our operating results. Furthermore, failure to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others could erode our competitive position.

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

We face competition from a large number of competitors in each of our target markets. We currently compete with other companies that produce flash storage controllers, such as Alcor Micro, Chipsbank, Genesys, Hyperstone, Incomm, J-Micron, Phison, Samsung, Skymedi, Solid State Systems, and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For multimedia SoC products, the companies with whom we compete include Actions, ALi, AMD, Freescale, Fujitsu, Novatek, Rockchip, Sonix, Vimicro and XGI. For mobile communications products, the companies with whom we compete include Analog Devices, DiBcom, Frontier Silicon, GCT Semiconductor, I&C Technology, Maxlinear, Murata, Nexilion, Qualcomm, Siano, and Toshiba. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

Our products are complex and may contain undetected hardware or software defects or failures, especially when first introduced or when new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and materially affect our customer relations and business reputation. If we deliver products with errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify some of our customers in some circumstances against liability from defects in our products. A successful warrant or product liability claim could require us to make significant payments.

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

We are exposed to potential impairment charges on certain assets.

We have made two acquisitions since 2007. As a result of these acquisitions, we had approximately NT$2,186.8 million (US$66.8 million) of goodwill and NT$454.7 million (US$13.9 million) of intangible assets on our balance sheet as of December 31, 2008. Under U.S. GAAP, we are required to review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If the carrying value of our goodwill or amortizable assets may not be recoverable due to factors such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry or in any of our products, we could incur significant impairment charges, which could negatively impact our financial results. Due to the recent economic downturn, we tested the carrying value of the goodwill recorded in connection with our acquisitions for impairment as of December 31, 2008 and determined that the goodwill was not impaired.

In addition, we have made investments in private companies. If the companies that we invest in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invest. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in 2008 and past years. These and future impairment charges could have a material impact on our operating results.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2008 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Because the Nasdaq Global Select Market is likely to continue to experience extreme price and volume fluctuations, the price of our ADS may decline. Since we completed our initial public offering in June 2005, the market price of our ADS has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply-demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	announcements by us or our competitors of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•	announcements by us or our competitors of significant acquisitions or partnerships; and

•	actual or anticipated changes in the global economic outlook.

Many of these factors are beyond our control and may negatively impact the market price of our ADS, regardless of our performance. In addition, the stock market in general, and the market for technology and semiconductor companies in particular, have been highly volatile. Our ADS may not trade at the same price levels as that of other semiconductor and technology companies, and shares of semiconductor and technology companies, in general, may not sustain their current market prices. These fluctuations as well as general economic, political, and market conditions may have an adverse effect on the market price of our ADS.

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. We are headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Europe, Korea, Malaysia and Taiwan. We generated 94%, 94% and 90% of our revenue in 2008, 2007 and 2006, respectively, from sales to customers outside the United States. International operations are subject to many other inherent risks, including but not limited to:

•	international economic and political conditions, such as political tensions between countries in which we do business (please also refer to Risk Factors relating to Taiwan and Korea);

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	complying with a variety of foreign laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	cultural differences in the conduct of business;

•	inadequate local infrastructure that could result in business disruptions;

•	exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	imposition of additional taxes and penalties; and

•	other factors beyond our control such as terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian influenza.

Although our reporting currency in the NT dollar, the majority of our sales and cost of sales are denominated in the US dollar. The majority of our operating expenses are denominated in NT dollar, and to a lesser extent Korean Won, Renminbi, and US dollar. As a result, appreciation or depreciation of other currencies in relation to the NT dollar could result in material transaction and translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

Taiwan and parts of China and United States are susceptible to earthquakes. In 1999 and 2008, Taiwan and China, respectively, experienced severe earthquakes that caused significant property damage and loss of life. A major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

While we also, through our acquisition of FCI, maintain substantive operations in Korea, our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, two of our primary third party manufacturers TSMC and SMIC are located in Taiwan and China, respectively. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between the Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National Peoples’ Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

The relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could also have a material and adverse effect on the financial condition of two of our primary foundries that manufacture a significant proportion of our semiconductors. One of our third-party foundries, TSMC, is located in Taiwan, and the other, SMIC, is located in China. Such relations between Taiwan and China and other factors could also have a material and adverse effect on the financial condition of Taiwan IC Packaging Corp. (TICP) and Youngtek Electronics Corp. (YTEC), two of our primary subcontractors for the assembly and testing of our products, which are also located in Taiwan. In addition, any expansion or development of our research and development team in China could be restricted or jeopardized, and our sales and marketing performance may be affected.

Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwanese government has been very supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwanese government. For example, under the Statute for Upgrading Industries of Taiwan, we are granted tax credits by the Taiwan Ministry of Finance at rates set at certain percentages of the amounts utilized in qualifying research and development costs and in qualifying employee training expenses. If such tax credits cannot be utilized in the fiscal year in which the relevant costs or expenses were incurred, they may be carried forward for up to the next four years. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwanese government. These preferential tax treatments include 5-year tax exemptions for income attributable to expanded production capacity or newly developed technologies. See “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and note 15 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

The South Korean government provides a variety of tax incentives designed to promote designated industries such as the technology industry. We currently benefit from certain tax incentives, including tax credits for applicable research and development expenses and tax credit for investments made to improve business productivity. If these and other tax incentives are curtailed or eliminated, our net income may decrease materially.

We face substantial political risk associated from doing business in South Korea because of tension political relationship between South Korea and North Korea.

Relations between South Korea and North Korea have been tense over most of South Korea’s history, and more recent concerns over North Korea’s nuclear and ballistic missile capabilities, and relations between the United States and North Korea, have created a global security issue that may adversely affect Korean business and economic conditions. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events. An adverse change in economic or political conditions in South Korea or in its relations with North Korea could have a material adverse effect on our South Korea subsidiary and our company.

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

Our principal executive offices are located at 8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. The address of our United States subsidiary, Silicon Motion, Inc. is 1591 McCarthy Blvd., Milpitas, CA 95035. Our ADSs have been listed and traded on Nasdaq since June 2005.

Below is the structure chart for our organization:

Overview

We are a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoC business, and mobile communications business. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, universal serial bus (“USB”) flash drives, card readers, SSDs, and embedded flash. These flash memory storage products are widely used for external or internal storage of data by consumer electronics devices such as mobile phones, digital still cameras, camcorders, personal navigation devices, personal multimedia players, and notebook and desktops personal computers. Our multimedia SoC business is composed of products that support portable multimedia players, GPS devices, DAB systems, PC cameras and embedded graphics applications. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs and electronic toll collection RF ICs, and became our new product line as a result of our acquisition of FCI in April 2007.

We sell our semiconductor solutions to leading original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Hynix, Kingston, Lexar Media, Numonyx, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by most of the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and USB flash drives sold in the retail market. Our multimedia SoCs are important components of portable multimedia players, GPS devices, DAB systems, PC cameras and embedded graphics applications that are sold by companies such as Advantech, ChipPC, Fuji-Xerox, Funac, Kontron, Motorola, Radisys, Siemens, Toshiba-TEC, Wincorf-Nixdorf. We provide our innovative mobile communications ICs to LG Electronics, Motorola, Pantech & Curitel, Samsung and other companies. We sell our products through our direct sales force and distributors in Canada, China, Europe, Japan, Korea, Singapore, Taiwan and the United States.

In past years, we experienced rapid sales growth. Our net sales grew from approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million in 2005 to approximately NT$3,460.5 million in 2006 to approximately NT$5,847.3 million in 2007, and to approximately NT$5,528.1 million (US$168.7 million) in 2008, representing a compound annual growth rate, or CAGR of approximately 26%.

Acquisition of Future Communications IC, Inc.

In April 2007, we acquired FCI. FCI is a leading designer of RF ICs for mobile TV and wireless communications based in Seoul, South Korea. The final purchase price for the transaction was approximately US$62 million in cash and US$40 million in our ordinary shares and options to purchase our ordinary shares.

Industry Background

The convergence of consumer electronics, communications, and computing devices has been accelerating at a fast rate in recent years as advances in technology enable different categories of electronic devices to offer similar functionalities, which often involve the processing, storage, and transfer of digital multimedia content. Mobile phones for example have been transformed into multimedia consumer electronics devices with camera, video recorder, music player, e-mail, Internet access, electronic games, television, and other functions, because mobile phones have increasingly sophisticated multimedia applications processing, data storage, and data transfer capabilities. Personal computers have also been transformed into multimedia consumer electronics devices by multimedia data processing, storage, and transfer technologies that include wireless connectivity, Internet telephony, video telephony, and more advanced video and audio capabilities. Several important semiconductor technology developments have led to the significant improvement by electronics devices to process, store, and transfer digital multimedia content and these include the development of NAND flash as a widely used data storage medium, various high-performance multimedia application processors and advanced communication-related RF ICs.

Our Markets and Products

We design, develop and supply a portfolio of multimedia data processing, storage, and transfer solutions targeted to consumer electronics applications. Our current product offerings are primarily targeted at three main markets: mobile storage, multimedia SoCs and mobile communications markets. The following is a brief description of each of our target markets.

Mobile Storage Products

We offer a broad range of controllers for NAND flash memory storage products, including flash memory cards, USB flash drives, card readers, embedded flash and solid state drives. Flash memory storage products are widely used by consumers to store data for multimedia consumer electronics devices such as mobile phones, digital still cameras, camcorders, personal navigation devices, personal multimedia players, and notebook and desktop PCs. Flash memory cards and USB flash drives are two of the largest end applications for NAND flash. Our controllers are designed to be compatible with and the companion IC to the vast majority of NAND flash produced by companies such as Hynix, Intel, Micron, Numonyx, Samsung, and Toshiba. Because NAND flash from different manufacturers may be dissimilar in terms of IC packaging, input/output timing, command code and other factors, a controller plays an important role in ensuring NAND flash used in flash memory storage products are compatible with consumer electronics host devices. New NAND flash from different manufacturers or the same vendor may require new silicon microcontroller solutions, updates to the firmware in the controller, extensive and thorough debugging and testing of the controller with the updated NAND flash driver and extensive and thorough compatibility testing of the NAND flash memory storage product.

Key functions of our flash memory card and USB flash drive controllers include:

•	managing data input and output between the NAND flash in the flash memory storage product and the consumer electronics host device;

•	ensuring that flash memory storage products which use our controllers are compatible with the widest possible universe of consumer electronics host devices;

•	ensuring data reliability in NAND flash by detecting and correcting individual bit errors in the NAND flash;

•	ensuring data integrity in a NAND flash by mapping bad blocks and preventing the bad blocks from being used for storing data;

•	maximizing the life of a NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalizes the use of all the memory cells;

•	enhancing the read and write performance of NAND flash by utilizing two-plane architecture, interleaving, or other technologies; and

•	implementing security features to protect software code, personal data and multimedia digital rights.

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

Our proprietary IC design methodology, strong firmware capability, proprietary assembly techniques and comprehensive testing procedures enable us to offer controllers that have significant competitive advantages with respect to compatibility, speed, connectivity and cost. Based on our proprietary QuickWrite technology, we believe our controllers outperform competing products on product benchmarking tests. Our FastMDC technology enables high performance flash memory access time and high reliability of data storage. Our flash memory controllers are also designed for very low stand-by power consumption, to withstand electro-static discharge and to allow flexible flash memory configuration through both hardware and firmware. Our flash memory card controller ICs are manufactured primarily using standard CMOS processes at 0.09-, 0.13-, 0.16-, 0.18-, and 0.25-micron.

USB flash drive controllers. USB flash drives are NAND flash memory data storage devices integrated with a standard USB interface, commonly high speed USB 2.0. They are typically small, lightweight, removable and rewritable. USB flash drives are more compact, generally faster, have large capacity for data and are more robust and reliable than other types of portable storage devices such as hard disk drives and CD or DVD optical storage medium used with optical drives.

Our high performance USB flash drive controllers can support single- and dual-channel SLC and MLC NAND flash configuration and are compatible with the majority of flash memory currently being produced by different flash memory manufacturers. They are designed for high data transfer rates, low power consumption, offer our customers an overall low cost solution with integrated voltage regulators and stand-by power components and support Master and Slave SPI (“Serial Peripheral Interface”) for applications such as a fingerprint sensor.

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

Multimedia SoCs

We design and develop a wide range of multimedia SoCs for portable multimedia players, GPS devices, DAB systems, PC cameras and embedded graphics applications. SoCs are integrated circuits that include a central processing unit, memory interfaces and other components and that address a range of end application requirements, including low power, high performance, low cost and high levels of system integration. Our SoCs are manufactured using standard CMOS processes.

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

Before we combined our business with Feiya in 2005, SMI USA was principally a graphics processor company. We are currently focused primarily on designing, developing and marketing high-performance, low-power SoCs which contain a graphics processor engine and embedded memory and are highly integrated and low cost, small in chip size, easy to design-in by systems integrators, and fully supported and not end-of-life. The markets in which we compete include low-end servers, consumer and lifestyle products, medical and industrial applications, office equipment and other machines. Our embedded graphics processors are generally used to render text, 2D graphics and graphical user interface on displays.

Based on our DualMon technology, our graphics processors can drive two separate displays using one processor. This saves on costs as well as board estate. Our ReduceOn® technology enables intelligent power management which algorithmically varies the clock and power to functional units based on system needs to significantly reduce average operating power usage. End-users can thus use the mobile devices for longer periods without a reduction in performance.

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

Personal media player SoCs. Personal media players are battery-powered, flash memory-based portable devices that store and play digital media such as audio, photos and video. The market for personal compressed audio players, commonly referred to as MP3 players, is beginning to incorporate other functions, such as GPS, video and wireless connectivity. MP3 players have become one of the most popular consumer electronics devices and have largely replaced personal cassette players and other traditional audio players.

Our personal media player SoCs are high performance, low power single-chip solutions that feature MP3 and WMA audio and JPEG image decoders, a NAND flash controller, power management, supports Microsoft’s Windows Media DRM and interfaces to an FM module, USB 2.0, flash memory card formats, such as SD and MMC, and color LCD. Our newer generation SoCs also feature a MPEG4 digital video signal processor and enable GPS applications.

Mobile Communications

Beginning in May 2007, we started offering semiconductor solutions for mobile TV, mobile telephony, and electronic toll collection systems. Our new mobile communications portfolio of products became a part of our company following the completion of our acquisition of FCI at the end of April 2007. FCI was formerly a mobile communications and RF IC company that developed IC solutions for receiving mobile TV signals on mobile phones, receiving and transmitting voice, video and data on mobile phones or receiving and transmitting data between automobiles and highway toll collection systems for the wireless collection of toll fees.

Mobile TV IC Solutions. Our products include mobile TV tuners and integrated tuner plus demodulator SoCs for mobile phones and other portable devices. Our solutions are designed for many mobile TV broadcast standards including S-DMB, T-DMB, ISDB-T, DVB-H/T, T-MMB and CMMB. We also offer tuners for digital audio broadcasting (DAB). According to competitor product benchmarking, we believe our mobile TV tuners and SoCs are among the best in the market in terms of smallest chip size, lowest power consumption, lowest noise and high adjacent channel selectivity (ACS).

CDMA RF ICs. We offer CDMA transceivers for Qualcomm and non-Qualcomm baseband solutions.

Electronic toll collection system RF ICs. We are a leading supplier of transceiver ICs for Korea’s electronic toll collection system.

Our Customers

We sell our semiconductor solutions to leading original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, worldwide. We provide our high performance flash memory storage controller to companies such as Hynix, Kingston, Lexar Media, Numonyx, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and UBS flash drives sold in the retail market. Our multimedia SoCs are important components of MP3, PC camera, and embedded graphics applications that are sold by companies such as Advantech, ChipPC, Fuji-Xerox, Funac, Kontron, Motorola, Radisys, Siemens, Toshiba-TEC, Wincorf-Nixdorf. We provide our innovative mobile communications ICs to LG Electronics, Motorola, Pantech & Curitel, Samsung and other companies.

Sales to our five largest customers represented approximately 35%, 38% and 35% of our net revenue in 2006, 2007 and 2008, respectively. We only had one customer in 2006, 2007 and 2008that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2008, Samsung Electronics was our largest customer and accounted for approximately 10% of our sales. Samsung was also our largest customer in 2007, accounting for approximately 12% of our sales. We believe a material portion of our sales to other customers are included in products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 13% and 15% of our sales in 2006, between 19% and 20% in 2007, and between 15% and 17% in 2008.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and ODM customers in Taiwan, Korea, China, the United States, and Japan. Approximately 82% of our sales in 2007 and 74% of our sales in 2008 were attributable to our direct sales force while the remainder was attributable to distributors.

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

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, IC design, digital and mixed-signal design, RF, and software engineering. As of June 23, 2009, we had 91 patents in China, Japan, Korea, Taiwan, and the United States and 297 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

We believe technology research and product development are essential to our growth. Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea, Shanghai and Shenzhen, China and Milpitas, California. Our facilities in Milpitas focus primarily on graphics products, facilities in Seoul focus primarily on mobile communications products, and facilities in Hsinchu, Taipei, Shanghai and Shenzhen focus primarily on mobile storage and other products.

Our research and development expenses were approximately NT$502.2 million, NT$822.7 million and NT$1,080.9 million (US$33 million) for the years ended December 31, 2006, 2007 and 2008, respectively.

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

Wafer fabrication. TSMC in Taiwan, SMIC in China, Silterra in Malaysia and ST Microelectronics in Europe are currently our primary foundries that manufacture most of our semiconductors. Our foundries in Taiwan, Malaysia and China currently fabricate our devices using mature and stable CMOS process technology primarily with line-widths of 0.09-, 0.13-, 0.16-, 0.18-, and 0.25- micron. We also rely on STMicroelectronics as our foundry for mobile communications products using Bi-CMOS process technology primarily with line-widths of 0.25 and 0.35 micron. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual die, assembled into finished IC packages, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as SPIL, Taiwan IC Packaging (TICP), King Yuan Electronics, and Youngtek Electronics in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

We currently compete with other companies that produce flash memory storage controllers, such as Alcor Micro, Chipsbank, Genesys, Hyperstone, Incomm, J-Micron, Phison, Samsung, Skymedi, Solid State Systems and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For multimedia SoC products, the companies with whom we compete include Actions, ALi, AMD, Freescale, Fujitsu, Novatek, Rockchip, Sonix, Vimicro and XGI. For mobile communications products, the companies with whom we compete include Analog Devices, DiBcom, Frontier Silicon, GCT Semiconductor, I&C Technology, Maxlinear, Murata, Nexilon, Qualcomm, Siano, and Toshiba.

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

As of June 23, 2009, we held 91 patents in the United States, Taiwan, and other countries and have 297 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, “airRF”, “basicRF”, “ezRF”, “ezSYS”, “powerRF”, “twinRF”, “zipRF” and “zipSYS” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

Our corporate headquarters are located in Hsinchu, Taiwan. We own this 108,800 square feet facility, which houses our management and administration, operations, and research and development departments. In Taiwan, we also lease premises in Taipei, occupying approximately 36,300 square feet of floor space, which houses our sales and marketing, as well as research and development departments.

In addition to these facilities in Taiwan, we also purchased in 2008 the facility in Shanghai with an aggregate floor space of approximately 15,900 square feet for US$4.0 million. We lease facilities in Seoul, Korea, Shenzhen, and Beijing, China, Milpitas, California, and Yokohama, Japan for research and development, sales and marketing, as well as administration. These facilities in aggregate consist of approximately 29,400 square feet of floor space with lease terms expiring at various dates between 2009 and 2012. In 2004, we entered into an agreement to acquire 6,300 square feet of floor space in the suburbs of Seoul for NT$235.3 million (US$7.2 million). This building in which we own one floor is currently under construction, with construction expected to be completed in 2013.

We also own commercial property in Taipei of approximately 6,200 square feet, which we purchased in October 1998 for NT$32 million (US$1 million). This property, which was formerly our Taipei sales office, has not been used by us since 2004, and we currently lease it out as office premises. It is our intention that we will sell this property as we do not intend to use it for operating purposes.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. We have achieved significant sales growth since our inception, primarily due to significant increases in the number of semiconductors we have sold, offset partially by the lower average selling prices. We compete primarily in the markets for mobile storage ICs, mobile communications ICs, and multimedia SoCs. Net sales generated by these product groups for the periods indicated were as follows:

	Year Ended December 31,
	2006		2007		2008
	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile storage(1)	3,004,507	87	4,500,115	77	4,133,807	75
Mobile Communications(2)	—	—	761,608	13	965,135	17
Multimedia SoCs(3)	432,072	12	563,739	10	402,082	7
Other products(4)	23,880	1	21,867	—	27,027	1

Total	3,460,459	100	5,847,329	100	5,528,051	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, embedded flash applications, and flash card readers.
(2)	Includes mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs.
(3)	Includes graphics processors, PC camera SoCs, and MP3 SoCs.
(4)	Includes primarily demo boards.

We market and sell our products worldwide through a combination of direct sales personnel focusing on sales to ODMs and OEMs that tend to purchase in higher volumes, as well as through independent distributors focusing on customers that generally purchase in smaller volumes. We have direct sales personnel in Taiwan, Korea, China, and the United States. Most of our products are sold to large customers who tend to buy in higher volumes, and therefore we sell most of these products through our direct sales personnel (82% and 74% of net sales for the years ended December 31, 2007 and 2008, respectively), with the remainder sold through independent distributors.

In determining whether to sell directly or through distributors, we consider, among other factors, our experience in those particular markets, customer credit risk, our ability to identify customers, extent of volume demand in the market and our ability to provide technical support easily in the market.

For the years ended December 31, 2006, 2007 and 2008 we derived approximately 58%, 41%, and 39% respectively, of our net sales from customers located in Taiwan and approximately 10%, 6%, and 6% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2006	2007	2008
Country
Taiwan	58%	41%	39%
Korea	11%	26%	25%
China	9%	17%	22%
United States	10%	6%	6%
Others	12%	10%	8%

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year End December 31,
	2006	2007	2008
Currency
U.S. dollars	57%	55%	60%
NT dollars	43%	34%	22%
Korean Won	—	11%	18%

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

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as mobile phones, DSCs, desktop and notebook PCs, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and generally, decreased net sales in the first half of each year. However, our recent rapid sales growth makes it difficult for us to assess the impact of seasonal factors on our business.

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance;

•	cost of raw materials, for example, SDRAM used with our graphics processors; and

•	write-off of inventory.

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

Research and development expenses. Our research and development expenses consist primarily of employee salaries and contractor costs, stock-based compensation expense, fees paid for the use of intellectual properties and design tools developed by third parties, development cost of software, expenses for the design, development and testing of system architecture, new product or product alternatives, costs for the construction of prototypes, occupancy costs and depreciation on research and development related equipment. We expense research and development expenditures as they are incurred. We expect research and development expenses to increase in absolute terms in future periods as our net sales increases.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of employee salaries and related costs, stock-based compensation expense, commissions paid to independent distributors and costs for our advertising and promotional activities. We expect that our sales and marketing expenses will increase in absolute terms over the next several years as our net sales increases. However, we believe that as we continue to achieve scale and greater operating efficiencies, our sales and marketing expenses may over time decline as a percentage of our net sales.

General and administrative expenses. Our general and administrative expenses consist primarily of general employee salaries and related costs, stock-based compensation expense, insurance premiums, professional fees and allowance for doubtful accounts. We expect that general and administrative expenses will increase in absolute terms in future periods as our net sales increases.

Amortization of acquired intangible assets. Amortization of acquired intangible assets relates to the intangible assets acquired in the FCI and Centronix acquisitions.

Acquired in-process research and development. Acquired in-process research and development relates to the in-process research and development expensed upon the acquisition of FCI as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.

Accounting for stock-base compensation. We adopted SFAS No. 123(R) on January 1, 2006, and in accordance with SFAS No. 123(R), we recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

Non-operating income and expenses. Our non-operating income and expenses include gains or losses on the sales of investments, interest from deposited cash or short-term investments, gains or losses on foreign exchange rates, impairment of long-term investments, interest paid on loans and capital leases and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments annually, generally at the end of every fiscal year, and make corresponding write-downs as required to the value of the long-term investments.

Provision for income taxes. We must make certain estimates and judgments in determining income tax expenses for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We have operations in several countries and determine income taxes for each of the jurisdictions where we operate. Taiwan and Korea are our two primary countries of operations.

In Taiwan, we have received tax exemptions from the government that is valid for a number of years and for certain income streams attributable to expanded production capacity or newly developed technologies. We also receive significant amounts of tax credits for applicable research and development expenses incurred in Taiwan. In Korea, we also receive significant amounts of tax credits for applicable research and development expenses. Because of these and other tax benefits, the effective tax rates of our Taiwan and Korea operations have been and will continue to be lower than statutory tax rates. See “Risk Factors” for the risks relating to our ability to enjoy favorable tax policies of the Taiwan and Korea governments.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to product returns and pricing allowances, allowances for doubtful accounts, inventories, goodwill, long-lived assets, long-term investments, income taxes, litigation and contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial consolidated statements.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. As of December 31, 2006, 2007, and 2008, our allowance for sales returns was approximately NT$35.1 million, NT$45.8 million and NT$ 35.8 million (US$1.1 million), respectively, representing approximately 1.0%, 0.8% and 0.6% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. During 2008, the actual price adjustments to distributors was nil.

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

As of December 31, 2007 and 2008 our allowance for trade-related doubtful accounts was approximately NT$23.1 million and NT$180 million (US$5.5 million), respectively, representing approximately 1.9% and 14.8% of our gross accounts receivables as of those respective dates.

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

Stock-based compensation. We adopted SFAS No. 123(R) on January 1, 2006, and in accordance with SFAS No. 123(R), we recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant using the valuation model requires judgment. We use the Black-Scholes-Merton valuation formula to estimate the fair value of employee stock options, which is consistent with the provisions of SFAS No. 123(R). Option pricing models, including the Black-Scholes-Merton formula, require the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of the Company or companies similar to the Company when the Company does not have sufficient historical data as a public company to determine reasonable estimates. We estimated our options’ expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determined that another method for estimating expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these input assumptions was prescribed by authoritative guidance, the fair value calculated for future share-based awards could change significantly from those used for past awards, even if the critical terms of the awards are were similar. Higher volatility and expected terms result in an increase to share-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated discounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial condition.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee’s net assets as of the respective year end. During 2007 and 2008, we recognized impairment losses of approximately NT$14.4 million and NT$69.3 million (US$2.1 million) in long term investments in Spright Co., Ltd. and Vastview Technology, Corp. as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that the Company’s investments were not recoverable within a reasonable period of time.

Business Combinations. When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Goodwill. We record goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. We amortize acquisition-related identified intangibles on a straight-line basis over their estimated economic lives of four years for core technology, four years for customer relationships and three months for order backlog.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we measure and test goodwill on an annual basis or more frequently if we believe indicators of impairment exists. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our impairment test. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

We completed our most recent annual impairment test and concluded that there was no impairment. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represents the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for a write-down of goodwill in connection with such tests.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and to the extent we believe that recovery is not likely, we must establish a valuation allowance. We have provided for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period such determination was made.

Effective January 1, 2007, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes.” The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50% likely to be realized. The total amount of unrecognized tax benefits as of December 31, 2007 and 2008 was NT137.4 million and NT$208.5 million (US$6.4 million), excluding accrued interest and penalties. These tax benefits of NT$57.5 million (US$1.8 million) would affect our effective tax rate if recognized. Interest and penalties recorded for uncertain tax positions are included in our income tax provision. As of December 31, 2008, NT$4.0 million (US$0.1 million) of interest and penalties was accrued. Fiscal years 1996 and 2004 through 2006 remain subject to examination by the US Internal Revenue Service. Fiscal years 2003 through 2006 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits will change significantly. See Note 15 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2008.

Litigation and contingencies. From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business, as well as other matters identified in “Legal Proceedings,” Item 8 of this Annual Report. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We have been issued patents and may have additional patents in the future; however, we cannot provide assurance that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop corresponding technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

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

Given the uncertainties associated with litigation, if our assessments prove to be wrong, or if additional information becomes available such that we estimate that there is a possible loss or possible range of losses associated with these contingencies, then we would record the reasonably estimated liability, which could have a material and adverse effect on our operations, financial condition and cash flows.

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	46.6	47.2	52.7

Gross profit	53.4	52.8	47.3

Operating expenses (income):
Research and development	14.5	14.1	19.6
Sales and marketing	5.8	5.1	6.7
General and administrative	6.3	6.5	12.2
Amortization of intangible assets	—	2.8	3.5
Write-off of in-process research and development	—	1.3	—
Write-off of other receivable	1.2	—	—
Gain from settlement on litigation	(0.1)	—	—

Total operating expenses	27.7	29.8	42.0

Operating income	25.7	23.0	5.3

Non-operating income (expenses):
Gain on sales of short-term investments — net	0.5	0.4	0.3
Gain on sales of long-term investment — net	—	0.1	—
Interest income	1.9	0.9	0.8
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss) — net	(0.2)	(0.3)	1.7
Impairment of long-term investment	—	(0.3)	(1.3)
Other income, net	0.1	0.0	0.0

Total non-operating income	2.3	0.8	1.5

Income before income taxes	28.0	23.8	6.8
Income tax expense	0.6	1.4	1.6

Net income	27.4%	22.4%	5.2%

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Net sales. Our net sales for the year ended December 31, 2008 were approximately NT$5,528.1 million (US$168.74 million) compared to approximately NT$5,847.3 million for the year ended December 31, 2007, a decrease of approximately 5.5%.

Total unit shipment of our products, on the other hand, increased 30%, from 297.2 million units for the year ended December 31, 2007 to 390.8 million units for the year ended December 31, 2008 because of strong mobile storage and mobile communications unit sales.

Although mobile storage unit sales increased 32% because of strong USB flash drive controller and flash memory card controller sales, rapid 27% average selling price (ASP) degradation lead to an overall 9% mobile storage product revenue decline, from NT$4,500.1 million for the year ended December 31, 2007 to NT$4,133.8 million (US$126.2 million) for the year ended December 31, 2008. Multimedia SoC product revenue fell 29% from NT$563.7 million for the year ended December 31, 2007 to NT$402.1 million (US$12.3 million) for the year ended December 31, 2008 largely because of weak MP3 sales. Declining mobile storage and multimedia SoC revenue negatively offset a 27% increase in mobile communications revenue, from NT$761.6 million for the year ended December 31, 2008 to NT$965.1 million (US$29.5 million), which was caused by a doubling of mobile TV IC solutions sales revenue.

Cost of Sales and Gross profit. Our cost of sales grew to approximately NT$2,914.6 million (US$89.0 million) for the year ended December 31, 2008 from approximately NT$2,757.1 million in 2007. Our gross margin decreased to 47.3% for the year ended December 31, 2008 from 52.8% for the year ended December 31, 2007 as a result of mobile storage ASPs declining faster than reductions in cost of sales and larger reserves for obsolete inventory.

Research and development expenses. Our research and development expenses increased to approximately NT$1,080.9 million (US$33.0 million), or 19.6% of net sales, for the year ended December 31, 2008 from approximately NT$822.7 million, or 14.1% of net sales, for the year ended December 31, 2007. Several factors contributed to the 31.4% increase in research and development expenses. Salary, benefits and compensation expenses were NT$631.8 million (US$19.3 million) in 2008 and increased 26% year-over-year largely because we increased our headcount from 320 to 374 employees in our research and development group. Also, IC tape-outs and other project expenses increased as we continued to invest in all our product lines.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$368.9 million (US$11.3 million), or 6.7% of net sales, for the year ended December 31, 2008 from approximately NT$298.2 million, or 5.1% of net sales, for the year ended December 31, 2007. Several factors contributed to the 23.7% increase in sales and marketing expenses. Salary, benefits, rental and compensation expenses increased NT$66.7 million (US$2.0 million) largely because we increased our headcount from 139 to 147 employees in our sales and marketing group.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$675.3 million (US$20.6 million), or 12.2% of net sales, for the year ended December 31, 2008 from approximately NT$381.7 million, or 6.5% of net sales, for the year ended December 31, 2007. Several factors contributed to the 77.9% increase in general and administrative expenses. We incurred NT$157.0 million (US$4.8 million) of reserves for doubtful accounts for the year ended December 31, 2008, a significantly higher amount than for the year ended December 31, 2007. Salary, benefits, rental and compensation expenses increased NT$50.0 million (US$1.5 million) largely because we increased our headcount from 93 to 108 employees in our general and administrative group. We also incurred NT$73.0 million (US$2.2 million) of legal expenses relating to the SanDisk litigation.

Amortization of intangible assets. Our expense relating to amortization of intangible assets increased to approximately NT$193.8 million (US$5.9 million). This expense was associated with the amortization of intangible assets relating to our acquisition of FCI and Centronix in April and November 2007, respectively.

Write-off of in-process research and development. The charge for write-off of in-process research and development was zero for the year ended December 31, 2008, compared to NT$76.4 million for the year ended December 31, 2007. In-process research and development (“IPR&D”) expenses were incurred from our FCI acquisition in 2007 and relate to R&D that have not demonstrated technological feasibility and that do not have alternative future uses.

Gain on sales of long-term investments. In August 2007, we sold all of our investment in Chipmast and recognized a realized investment gain of NT$5.0 million. No disposals of long-term investments occurred for the year ended December 31, 2008.

Interest expense. Our interest expense increased to approximately NT$4.8 million (US$0.1 million) for the year ended December 31, 2008 from approximately NT$1.1 million for the year ended December 31, 2007. Our interest expense increased due to increased borrowings in 2008 compared with 2007.

Foreign exchange gain (loss). For the year ended December 31, 2008, we incurred a foreign exchange gain of NT$96.4 million (US$2.9 million), compared with a losses of NT$18.7 million for the year ended December 31, 2007. The foreign exchange gain is resulted primarily from the weakening of the NT dollar relative to the US dollar.

Interest income. Our interest income decreased to approximately NT$44 million (US$1.3 million) for the year ended December 31, 2008 from approximately NT$52.4 million for the year ended December 31, 2007. Our interest income decreased as a result of decreases in our cash and cash equivalent position as well as declining interest rates.

Impairment of long-term investment. In 2007 and 2008, we determined that our investments in Spright and Vastview were impaired. Because of a combination of recurring losses and reduced forecasts of the investee companies indicated that our investments were not recoverable within a reasonable period of time, we determined for the year ended December, 31, 2007 and 2008 the impairment for the two investments to be other than temporary and recorded impairment charges of NT$14.4 million and NT$69.3 million (US$2.1 million) for Spright and Vastview, respectively.

Income tax expense. Our income tax expense increased to approximately NT$86.6 million (US$2.6 million) for the year ended December 31, 2008 from an income tax expense of approximately NT$81.6 million for the year ended December 31, 2007. Our income tax expense increased as a result of tax examination by foreign jurisdictions and recognition of additional valuation allowance for deferred income tax assets not expected to be realized.

Net income. Net income decreased to approximately NT$293.4 thousand (US$9.0 million) for the year ended December 31, 2008 from approximately NT$1,312.5 million for the year ended December 31, 2007.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Net sales. Our net sales for the year ended December 31, 2007 were approximately NT$5,847.3 million compared to approximately NT$3,460.5 million for the year ended December 31, 2006, an increase of approximately 69%. Total unit shipments of our products increased 96% because of strong mobile storage and multimedia SoCs sales, as well as sales from FCI, our new mobile communications product line, which we had acquired in April 2007 and began consolidating in May 2007. Strong unit shipment growth was however partially offset by a decrease in average selling prices caused by intense market place competition.

Net sales of mobile storage products increased 50% to NT$4,500.1 million for the year ended December 31, 2007 primarily because of strong sales of flash memory cards controllers and USB flash drive controllers. Net sales of multimedia SoC products increased 30% to NT$563.7 million mainly because of strong MP3 SoC and graphics processors sales. Net sales of mobile communication products contributed NT$761.6 million with sales from mobile TV tuners, CDMA RF ICs, and electronic toll collection (ETC) RF ICs.

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

Cost of Sales and Gross profit. Our cost of sales grew to approximately NT$2,757 million for the year ended December 31, 2007 from approximately NT$1,612 million in 2006. Our gross margin decreased to 52.8% for the year ended December 31, 2007 from 53.4% for the year ended December 31, 2006 as a result of slightly higher silicon wafer and testing costs for mobile storage products, as well as an increase in sales of lower gross margin MP3 SoCs and USB flash drive controllers.

Research and development expenses. Our research and development expenses increased to approximately NT$822.7 million or 14.1% of net sales, for the year ended December 31, 2007 from approximately NT$502.2 million, or 14.5% of net sales, for the year ended December 31, 2006. Several factors contributed to the 64% increase in research and development expenses. Salary, benefits and compensation expenses grew as we increased our headcount from 202 to 320 employees in our research and development group. Our project expense increased as we continued to invest in all our product lines.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$298.2 million, or 5.1% of net sales, for the year ended December 31, 2007 from approximately NT$200.5 million, or 5.8% of net sales, for the year ended December 31, 2006. Several factors contributed to the 49% increase in sales and marketing expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 84 to 139 employees in our sales and marketing group.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$381.7 million or 6.5% of net sales, for the year ended December 31, 2007 from approximately NT$219.4 million, or 6.3% of net sales, for the year ended December 31, 2006. Several factors contributed to the 74% increase in general and administrative expenses. Salary, benefits, rental and compensation expenses grew as we increased our headcount from 64 to 93 employees in our general and administrative group. Our general and administrative expenses also increased because of higher costs necessary to comply with the legal and regulatory requirements applicable to publicly listed companies in the United States.

Amortization of intangible assets. Our expense relating to amortization of intangible assets increased to approximately NT$163.7 million. This expense was associated with the amortization of intangible assets relating to our acquisition of FCI and Centronix in April and November 2007, respectively.

Write-off of in-process research and development. In-process research and development (“IPR&D”) expenses are from research and development projects in-process at the time of our FCI acquisition that have not demonstrated technological feasibility and that do not have alternative future uses.

Write-Off of Other Receivables. For the year ended December 31, 2006, we wrote-off a NT$40.0 million non-trade receivable, the collection of which we believed was doubtful. We did not have a similar write-off for the year ended December 31, 2007.

Gain on sales of long-term investments. In August 2007, we sold all of our investment in Chipmast and recognized a realized investment gain of NT$4,991 thousand.

Interest expense. Our interest expense increased to approximately NT$1,053 thousand for the year ended December 31, 2007 from approximately NT$33 thousand for the year ended December 31, 2006. Our interest expense for 2007 increased as a result of the Future Communications IC, Inc.’s borrowings from the bank and government.

Gain from settlement on litigation. Our dispute with Phison was settled on September 22, 2006 after Phison paid us NT$3,000 thousand.

Foreign exchange gain (loss). Foreign exchange loss due to changes in exchange rates increased from NT$5.1 million in 2006 to NT$18.7 million in 2007. The foreign exchange loss is attributable to the appreciation of the NT dollar relative to the US dollar during the period.

Interest income. Our interest income decreased to approximately NT$52.4 million for the year ended December 31, 2007 from approximately NT$65.2 million for the year ended December 31, 2006. Our interest income decreased as a result of decreases in our cash and cash equivalent position.

Impairment of long-term investment. During the fourth quarter of fiscal 2007, we determined that our investment in Spright was impaired. Because of a combination of recurring losses and reduced forecasts indicating that ours investment was not recoverable within a reasonable period of time, we determined the impairment to be other than temporary and recorded an impairment charge of NT$14,447 thousand.

Income tax expense. Our income tax expense increased to approximately NT$81.6 million for the year ended December 31, 2007 from an income tax expense of approximately NT$21.0 million for the year ended December 31, 2006. Our income tax expense increased because our pre-tax income increased and also because we adopted FIN 48, which requires us to accrue additional tax liabilities.

Net income. Net income increased to approximately NT$1,312.5 million for the year ended December 31, 2007 from approximately NT$947.5 million for the year ended December 31, 2006.

Liquidity and Capital Resources

As of December 31, 2008, we had approximately NT$1,586.9 million (US$48.4 million) in cash and cash equivalents, approximately NT$112.5 million (US$3.4 million) in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. Our short-term investments consist primarily of bond funds that we trade and which invest primarily in Taiwan government and Taiwan investment grade corporate bonds.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008	2008
	NT$	NT$	NT$	US$
	(In thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	596,765	1,599,288	2,785,044	85,013
Net cash provided by (used in) investing activities	(425,012)	(1,950,946)	(994,483)	(30,357)
Net cash provided by (used in) financing activities	59,929	124,816	(1,617,456)	(49,372)
Depreciation and amortization	35,596	92,284	155,225	4,738
Capital expenditures	(271,697)	(226,034)	(586,750)	(17,911)

Operating activities

Operating activities generated cash of NT$2,785.0 million (US$85.0 million), NT$1,599.3 million and NT$596.8 million during 2008, 2007 and 2006, respectively.

For the year ended December 31, 2008, cash flow from operations of NT$2,785.0 million (US$85.0 million) resulted primarily from our net income of NT$293.4 million (US$9.0 million) and the following additional reasons:

•

Our earnings include substantial non-cash charges, namely NT$344.0 million (US$10.7 million) of depreciation and amortization, NT$276.1 million (US$8.4 million) of stock-based compensation, and loss on impairment of assets, deferred income taxes and other non-cash items of NT$62.0 million (US$1.9 million).

•	Our proceeds from sale of short-term investment net of purchase of short term investment were NT$1,654.9 million (US$50.5 million).

•

We reduced working capital by NT$149.7 million (US$4.6 million). Inventory increased by NT$91.2million (US$2.8 million), accounts receivable decreased by NT$143.4 million (US$4.4 million), accounts payable decreased by NT$65.5 million (US$2.0 million), and other asset net of other liabilities released NT$162.9 million (US$5.0 million) of cash.

For the year ended December 31, 2007, cash flow from operations of NT$1,599.3 million resulted primarily from our net income of NT$1,312.5 million and the following additional reasons:

•

Our earnings include substantial non-cash charges, namely NT$332.4 million of deprecation and amortization, NT$261.4 million of stock-based compensation, and loss on impairment of assets, deferred income taxes and other non-cash items of negative NT$123.6 million.

•	Outflows from purchases of short-term investments net of proceeds from sale of short-term investment were NT$269 million.

•

We reduced working capital by NT$85.8 million. Inventory decreased by NT$20.7 million, accounts receivable increased by NT$11.7 million, accounts payable decreased by NT$162.9 million, and other asset net of other liabilities released NT$239.3 million of cash.

Investing activities.

Our net cash used in investing activities includes the acquisition of long-term investments and purchase of properties was approximately NT$994.5 million (US$30.4 million) for the year ended December 31, 2008, compared to net cash used in investing activities of approximately NT$1,950.9 million for the year ended December 31, 2007. Investments in 2008 was comprised primarily of NT$396.1 million (US$12.1 million) in earn-out payments to the former shareholders and acquisition of minority interests of FCI NT$132.0 million (US$4.0 million) and purchase of building, a SAP system, design tools, and other items NT$454.8 million (US$13.9 million).

Our net cash used in investment activities includes the acquisition of long-term investment and purchase of properties was approximately NT$1,950.9 million for the year ended December 31, 2007, compared to net cash provided by investing activities of approximately NT$425.0 million for the year ended December 31, 2006. Our net cash used in investing activities in 2007 was primarily a result of our acquisition of FCI and Centronix and prepayment for land and buildings.

Financing activities.

Our net cash used in financing activities was approximately NT$1,617.5 million (US$49.4 million) for the year ended December 31, 2008, compared to net cash provided by financing activities of approximately NT$124.8 million for the year ended December 31, 2007. Our cash used in financing activities in 2008 was primarily a result of repurchases of our ADSs for NT$1,687.9 million (US$51.5 million).

Our net cash provided by financing activities was approximately NT$124.8 million for the year ended December 31, 2007, compared to net cash provided by financing activities of approximately NT$59.9 million for the year ended December 31, 2006. Proceeds of NT$104.5 million were received from the issuance of 1.9 million shares of our common stock upon exercise of employee stock options.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2008:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	NT$	NT$	NT$		NT$		NT$
	(In thousands)
Operating leases	54,164	29,912	24,252		—		—
Capital leases	8,808	4,404	4,404		—		—
Pension	17,574	17,574	(a	)	(a	)	(a	)
Long term liabilities	55,708	11,963	23,948		19,797		—
Construction in-progress obligations	190,210	85,571	104,639		—		—

Contractual cash obligations	326,464	149,424	157,243		19,797		—

(a)	Our pension obligation after one year has not been estimated.

We recognized additional long-term taxes payable of NT$30,010 thousand (US$916 thousand) and NT$30,692 thousand related to uncertain tax positions in the year ended December 31, 2008 and 2007, respectively. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Recent Accounting Pronouncements

On January 1, 2008 the Company adopted U.S. SFAS No. 157, “Fair Value Measurements” (U.S. SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. U.S. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The adoption of U.S. SFAS No. 157 did not have material impact on the Company’s results of operations and financial position.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), which delays the effective date of SFAS No. 157 to January 1, 2009, for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company believes that the adoption of the delayed items of SFAS No. 157 will not have material impact on the Company’s results of operations and financial position.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3) which was effective upon issuance. FSP 157-3 clarifies the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company believes the adoption of FSP 157-3 did not have a material impact on the Company’s results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this standard, the Company may choose to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This selection is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method that the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. The Company chose not to elect the fair value option under SFAS No. 159 to measure its financial assets and financial liabilities at fair value.

In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (U.S. SFAS No. 141R) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” (U.S. SFAS No. 160). U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value, as of the acquisition date. In addition, the net assets of non-controlling interest’s share of the acquired subsidiaries should be recognized at fair value. U.S. SFAS No. 160 requires the Company to include non-controlling interests as a separate component of shareholders’ equity, instead of a liability or temporary equity. U.S. SFAS No. 141R is effective for the Company for business combination consummated on or after January 1, 2009 and U.S. SFAS No. 160 is effective for the Company beginning after January 1, 2009. The adoption of SFAS No. 141R will change the accounting treatment of the Company for business combinations on a prospective basis. The Company believes the adoption of SFAS 160 will not have material impact on its results of operations and financial position.

Trend Information

In 2008, due to the global economic slowdown, consumer demand for memory cards and USB flash drives weakened in most markets around the world. Because of weak end demand, there were higher levels of memory card and USB flash drive inventory in the supply chain. Also, our bundled card controller business was affected by weak sales of handsets, and the output of NAND flash components from the major flash vendors, while still growing rapidly, began to decelerate as less productive fabs were retired. These factors contributed to weaker demand for our controllers. Additionally, in 2008, we faced increased competition from other controller makers, more rapid ASP degradation, and lower controller gross margins.

We continue to see a difficult environment in 2009 for companies involved in the NAND flash and mobile communications areas. We believe weak consumer demand will persist in 2009.

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

Name	Age	Position
James Chow	59	Chairman of the Board
Wallace C. Kou	51	President, Chief Executive Officer and Director
Henry Chen	44	Director
Tsung-Ming Chung	60	Director
C. S. Ho	60	Director
Lien-Chun Liu	52	Director
Yung-Chien Wang	46	Director
Riyadh Lai	40	Chief Financial Officer
Ken Chen	48	VP of Operations
Frank Chang	43	VP of R&D, Mobile Storage
Arthur Yeh	48	VP of Sales, Mobile Storage and Multimedia SoCs
Sangwoo Han	40	Senior VP and General Manager, Mobile Communications

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

Mr. Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow became the Chairman of Concord Financial Co., Ltd. in July 1993. Concord Financial Co., Ltd. is a venture capital firm and was one of our significant shareholders. Since May 2003, Mr. Chow has also served as the Chairman of Waffer Technology Corporation, a manufacturer of magnesium alloy products in Taiwan. Mr. Chow received an MBA from Columbia University.

Wallace C. Kou, President, Chief Executive Officer, Director

Mr. Kou founded Silicon Motion in 1995 and has been our President and Chief Executive Officer since our founding. Prior to founding Silicon Motion, Mr. Kou was the Vice President and Chief Architect at the Multimedia Products Division of Western Digital Corporation, which developed graphics processors for notebook PCs and was sold to Philips Semiconductor in 1995. Before Western Digital, Mr. Kou worked for Wyse Technology. Mr. Kou received a BS in Electrical & Control Engineering from the National Chiao Tung University in Taiwan and an MS in Electrical & Computer Engineering from the University of California at Santa Barbara.

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

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung currently serves as the Chairman and Chief Executive Officer of Dynapack International Technology Corp, a leading provider of battery packs for notebook computer and other handheld devices. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. Mr. Chung is a trustee and audit committee member of the Taiwan Greater China Fund, Inc. a NYSE-listed closed-end investment company since 2006. He is also a director at Far East International Bank and Taiwan Cellular Corp. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University.

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

Yung-Chien Wang, Director

Mr. Wang joined our board of directors in June 2005. Mr. Wang has more than 18 years of working experience in the human resource and legal services industries. Mr. Wang has been a consultant of Professional Trust Co., Ltd., a human resource consulting firm in Taiwan since August 1998 and is currently its Vice President. Mr. Wang has a law degree from Fu Jen Catholic University in Taiwan.

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

Ken Chen, VP of Operations

Mr. Chen has served as our Vice President in charge of operations since November 2003. Mr. Chen has over 20 years of manufacturing and operations experience in the semiconductor industry, managing supply chain and virtual manufacturing systems including wafer fabrication, mask tooling, as well as assembly and testing. Mr. Chen previously served in management positions at Faraday Technology and UMC, and joined us in 2003. Mr. Chen holds a BS degree in Industrial Engineering from Chung Yuan Christian University and an MS degree in Industrial Engineering and Engineering Management from the National Tsing Hua University, Taiwan.

Frank Chang, VP of R&D, Mobile Storage

Mr. Chang has served as our Vice President of research and development since 2008. Mr. Chang is head of research and development for our mobile storage products and has more than 14 years of experience in the integrated circuit design industry. He was previously a project manager of firmware development at Holtek Semiconductors. Mr. Chang has a BS in Electrical Engineering from the National Changhua University of Education, Taiwan.

Arthur Yeh, VP of Sales, Mobile Storage and Multimedia SoCs

Mr. Yeh has served as our Vice President in charge of our mobile storage and multimedia SoC sales since November 2004. Mr. Yeh has over 15 years of sales experience managing marketing strategies, including product promotions and sales activities for semiconductor products. Mr. Yeh previously served in management positions at VIA Technologies for 10 years and joined us in 2004. Mr. Yeh holds an MS degree in Management Business Administration from the National Chung Hsing University, Taiwan.

Sangwoo Han, Senior VP and General Manager, Mobile Communications

Mr. Han became the General Manager of our Mobile Communications product line in July 2008. He was formerly the Chief Technology Officer of FCI, a company that we acquired in April 2007. Mr. Han joined FCI in 2003 and had been in charge of product design, development, production and marketing. In 1997, he co-founded RF Solutions Inc., in Atlanta, GA, which is now the Anadigics Wireless LAN Center of Excellence. Mr. Han received a B.S. in electrical engineering from Carnegie-Mellon University, an M.S. in electrical engineering from the University of Pennsylvania, and a Ph.D. in electrical engineering from the Georgia Institute of Technology.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2008, the aggregate compensation to our directors and senior executive officers was approximately NT$65.9 million (US$2.0 million). In 2008, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 175,500 ordinary shares. The options granted to our executive officers and non-executive directors are subject to the same vesting conditions as our employees.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2006	2007	2008
Management and administration	64	93	108
Operations	11	18	20
Research and development	202	320	374
Sales and marketing	84	139	147

Total	361	570	649

As of December 31, 2008, we had 649 total employees, including 357 in Taiwan, 26 in the United States, 149 in China, 113 in Korea, and 4 in Japan. 464 of our total employees are engineers.

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

There were 111,085,044 of our ordinary shares outstanding as of May 31, 2009. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2009, unless otherwise indicated in the footnotes, by:

•	each of our directors and officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow(1)	2,391,266	2.2
Wallace C. Kou(2)	2,844,194	2.6
Henry Chen(3)	30,000	*
Tsung-Ming Chung(4)	30,000	*
Lien-Chun Liu(5)	130,000	*
C. S. Ho(6)	203,050	*
Yung-Chien Wang(7)	744,394	*
Riyadh Lai(8)	424,000	*
Ken Chen(9)	330,389	*
Frank Chang(10)	643,000	*
Arthur Yeh(11)	126,836	*
Sangwoo Han(12)	224,158	*

Principal Shareholders:
Morgan Stanley (13)	27,100,640	5.01

*	Less than one percent

(1)	Represents 2,301,266 shares owned by Mr. Chow and 90,000 shares that Mr. Chow has the right to acquire within the next 60 days upon the exercise of options. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which own 42,445 and 800,003 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 2,209,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 600,000 shares that Mr. Kou has the right to acquire upon the exercise of options or RSUs.

(3)	Represents 30,000 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options.

(4)	Represents 30,000 shares that Mr. Chung has the right to acquire within the next 60 days upon the exercise of options.

(5)	Represents 100,000 shares owned by Ms. Liu and 30,000 shares that Ms. Liu has the right to acquire within the next 60 days upon the exercise of options.

(6)	Represents 103,050 shares owned by Mr. Ho and 70,000 shares owned by his spouse and 30,000 shares that Mr. Ho has the right to acquire within the next 60 days upon the exercise of options.

(7)	Represents 714,394 shares owned by Mr. Wang and 30,000 shares that Mr. Wang has the right to acquire within the next 60 days upon the exercise of options.

(8)	Represents 56,000 shares owned by Mr. Lai and 168,000 shares owned by his spouse and 200,000 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.

(9)	Represents 241,332 shares owned by Mr. Chen and 5,725 shares owned by his spouse and 83,332 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options or RSUs.

(10)	Represents 450,000 shares owned by Mr. Chang and 193,000 shares that Mr. Chang has the right to acquire within the next 60 days upon the exercise of options or RSUs.

(11)	Represents 73,500 shares owned by Mr. Yeh and 53,336 shares that Mr. Yeh has the right to acquire within the next 60 days upon the exercise of options or RSUs

(12)	Represents 224,158 shares owned by Mr. Han.

(13)	Represents 6,775,160 ADSs, each representing four ordinary shares, based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on April 16, 2009.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 31, 2009, there were 111,085,044 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of May 31, 2009, we had 33,737,314 ADSs, representing 134,949,256 ordinary shares.

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

Related Party Transactions

Future Communications Incorporated, the Company’s subsidiary in South Korea (“FCI”) offers its employees a program through SC First Bank whereby the employee is able to borrow money from the bank and FCI in turn deposits with the bank the amount of the loan which becomes restricted cash, supporting the loan in case of default. In 2008, one of the Company’s employees who, on July 1, 2008 became an executive officer, participated in this program. The largest amount outstanding under such executive officer’s loan in 2008 was NT$773.6 thousand (US$23.6 thousand). The employee officer is no longer participating in this program.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-30 of this annual report.

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

On January 2, 2003, O2Micro International Limited (“O2Micro”), a Cayman Islands company, filed an action for a preliminary injunction against SMI Taiwan with the Taiwan Hsinchu District Court. On February 6, 2003, SMI Taiwan filed an action for a preliminary injunction against O2Micro. A court-appointed appraiser completed a report stating that SMI Taiwan’s products raised in the case do not infringe O2Micro’s patent and O2Micro’s application for a preliminary injunction was thus dismissed. O2Micro appealed this case to the Taiwan High Court on November 28, 2005. On January 14, 2004, O2Micro filed for a preliminary injunction against SMI Taiwan and Microstar, a Taiwan customer of SMI Taiwan with the Taiwan Panchiao District Court. On May 20, 2004, the Taiwan Panchiao District Court issued a preliminary injunctive order against SMI Taiwan and Microstar. The Taiwan High Court rejected the appeal filed by SMI Taiwan on March 10, 2005, and SMI Taiwan appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court vacated the Taiwan High Court Ruling and the case was remanded for further proceedings. On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15 million against SMI Taiwan with the Taiwan Hsinchu District Court. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI Taiwan’s assets. On September 24, 2004, O2Micro filed an action against SMI Taiwan with the Taiwan Hsinchu District Court. On February 9, 2007, SMI Taiwan and O2Micro agreed to withdraw the case as well as all the aforementioned claims and applications. As a result of this settlement, no payments were made by Silicon Motion to O2Micro.

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc., or ASE, due to a fire. SMI Taiwan is currently in the claims process with ASE for an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand of inventory loss, offset by NT$41,226 thousand of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand under non-operating expenses for amounts paid to certain customers for delays in shipment caused by the fire.

On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand for damages. The Taiwan Taoyuan District Court is currently conducting preparatory proceeding.

On October 23, 2007, SanDisk Corp. (“SanDisk”) filed a complaint with the United States International Trade Commission (“ITC”) against multiple respondents, including Silicon Motion Technology Corp., SMI Taiwan and SMI USA (in aggregate “Silicon Motion”). SanDisk claimed that certain Silicon Motion flash memory controllers and products containing these Silicon Motion flash memory controllers infringed specific SanDisk patents. The complaint requested the ITC institute an investigation into the matter and sought a permanent exclusion order to exclude from entry into the United States all flash memory controllers and products containing controllers that infringe any of the asserted patents. The complaint also sought a permanent cease and desist order, directing respondents to cease and desist from marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any flash memory controllers and products containing flash controllers that infringe any of the asserted patents. On December 6, 2007, the ITC instituted an investigation, identifying forty-seven companies, including Silicon Motion, as respondents. An ITC hearing was held as scheduled from October 27 through November 5, 2008. In post-hearing briefing, the Office of Unfair Import Investigation (“OUII”) Staff Attorney agreed with our position that none of the Silicon Motion controllers infringed the SanDisk patents in suit. On April 10, 2009, the Administrative Judge of the ITC issued an initial determination that Silicon Motion flash controllers and products containing these Silicon Motion flash controllers did not infringe the patents of SanDisk.

On October 24, 2007, SanDisk Corp. filed two complaints, for alleged patent infringement against multiple defendants, including Silicon Motion in the United States District Court for the Western District of Wisconsin. The complaints alleged that Silicon Motion’s flash memory controllers infringed certain SanDisk patents and sought unspecified damages, injunctive relief, a trebling of damages for alleged willful conduct and attorneys’ fees. Both cases have been stayed until SanDisk’s ITC proceeding becomes final.

The pending proceedings involve complex questions of fact and law and will require the continued expenditure of significant funds and the diversion of other resources to prosecute and defend. Although the OUII Staff Attorney has taken the position that none of our controllers infringe on SanDisk patents, the final results of legal proceedings are inherently uncertain, and material adverse outcomes are possible. The resolution of any future intellectual property litigation may require us to pay damages for past infringement or one-time license fees or running royalties, which could adversely impact gross profit and gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for us. From time to time the Company may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs. In addition, the settlement of any intellectual property proceeding may require us to obtain a license under the other party’s intellectual property rights that could require one-time license fees and/or royalty payments in the future and/or to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. SMI USA and related entities have recently been named as defendants in an adversary proceeding filed on April 17, 2009 by the AASI Creditor Liquidating Trust in the bankruptcy case In re All American Semiconductor, Inc., pending in the

U.S. Bankruptcy Court for the Southern District of Florida. The plaintiff is seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company has filed an answer and affirmative defenses. The litigation is ongoing.

Despite the nature and amount of the assertions, the Company believes that it has legitimate defenses and counter claims to such asserted claims, and intends to pursue such defenses and counterclaims vigorously. The Company does not believe this matter will materially affect the Company’s consolidated financial statements.

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, our subsidiary in Taiwan must make appropriations from annual earnings to a non-distributable reserve which could affect our ability to pay cash or stock dividends, if any. The Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from a to c as special reserve; and

e.	Cash or stock bonus to employees at 0.01% of any remaining earnings after the above reserves have been appropriated, based on a resolution of the board of directors. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low sales prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2005 (beginning June 30, 2005)	16.32	8.75
2006	18.22	11.03
2007	29.00	15.60
2008	20.61	1.99

Quarterly:
First Quarter, 2007	27.28	15.60
Second Quarter, 2007	26.85	19.92
Third Quarter, 2007	29.00	15.60
Fourth Quarter, 2007	26.10	16.52
First Quarter, 2008	17.60	16.95
Second Quarter, 2008	20.61	14.02
Third Quarter, 2008	14.35	4.50
Fourth Quarter, 2008	5.71	1.99
First Quarter, 2009	3.64	1.90
Second Quarter, 2009	4.48	2.33

Monthly
January 2009	2.99	2.30
February 2009	2.72	2.04
March 2009	3.64	1.90
April 2009	3.34	2.33
May 2009	3.69	3.01
June 2009	4.48	3.09

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in our Registration Statement on Form F-1, as amended (Registration Number 333-125673) and as filed with the SEC on June 5, 2005.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report.

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

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below. This discussion does not attempt to address the consequences to holders of shares or ADSs who acquired their shares or ADSs through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

A U.S. Holder considering an investment in our ADSs or ordinary shares is urged to consult its tax advisor concerning U.S. federal, state, local and non-U.S. income and other tax consequences.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is for U.S. federal income tax purposes:

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

The Cayman Islands does not currently have comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 and Form F-6 under the Securities Act of 1933, as amended (the Securities Act) with respect to our ADSs.

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

Foreign currency risk. Substantial portions of our net sales and expenses are denominated in currencies other than the NT dollar. As of Dec 31, 2008, more than 74% of our accounts payable and other payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 16% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2008, most of our sales were quoted in U.S. dollars and approximately 22% of our sales quotes were invoiced in NT dollars using the opening average exchange rate on the day of the sales invoice. In 2008, approximately 74% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2008, our operating income would have increased or decreased, as the case may be, by approximately 3%, assuming all other factors remain constant. We anticipate that we will continue to quote substantially most of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the Japanese Yen, Euro, Renminbi, or South Korean Won. We believe any potential adverse foreign exchange impacts on our operating assets may be offset by a potential favorable foreign exchange impact on our operating liabilities. We do not utilize foreign exchange derivatives contracts to protect against the volatility changes in foreign exchange rates. See “Risk Factors—We are subject to risks associated with international operations which may harm our business.”

Other Market Risk. We have made minority stake equity investments in Cashido, Spright and Vastview Technology, private companies related to semiconductor and other technology industries. As of December 31, 2008, the aggregate carrying value of these investments on our balance sheet was NT$50.4 million (US$1.5 million). The carrying value of these investments in private companies is subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because these are investments in unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2008 or any subsequent date. As of December 31, 2008, we also had the short-term investments in the amount of NT$112.5 million (US$3.4 million), including Taiwan government and Taiwan investment grade corporate bonds in stable bond fund environment. We have experienced declines in the value of certain privately held investments and recorded impairment loss of NT$69.3 million (US$2.1 million) in 2008. As of December 31, 2008, we recognized a net unrealized losses of NT$1.1 million (US$0.3 million) which was caused by reversing the unrealized gain recognized in 2007.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2008 the company’s internal control over financial reporting was effective.

On August 1, 2008 the Company implemented SAP, which is an end-to-end business enterprise solution, as its core enterprise system. The implementation of SAP will support the Company’s growth strategy and integrate its global sourcing, wholesale and operations, consolidating the business operating systems into a single platform and aid in our systems of internal controls.

Changes in Internal Control over Financial Reporting

During 2008, the Company implemented SAP. However, there is no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated May 8, 2009 expressed an unqualified opinion on those financial statements.

/s/    Deloitte & Touche

Taipei, Taiwan

Republic of China

May 8, 2009

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2007 and 2008. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2007	2008
(in thousands)	NT$	NT$
Audit Fees(1)	29,502	22,636
Audit-Related Fees(2)	—	—
Tax Fees(3)	2,571	4,425
All Other Fees(4)	—	—
Total	32,073	27,061

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.

(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation with respect to adoption of new requirements for reporting on internal control over financial reporting.

(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.

(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2007 or 2008.

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

In 2008 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	REPURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 12 and August 15, 2008, we announced share repurchase programs to repurchase up to US$40 million and up to US$40 million of our American Depositary Shares (“ADS”), respectively. The table below sets forth information about the repurchase of our ADS under the share repurchase programs.

Issuer Repurchases of Equity Securities

Period	Total Number of ADS Repurchased	Average Price Paid per ADS		Repurchased Plans or Programs		Approximate Dollar Value of ADS that May Yet Be Repurchased Under the Plans or Programs
March 12, 2007 to August 15, 2008	3,425,500	US$	11.68	US$	40,000,000		—
August 15, 2008 to December 31, 2008	2,781,196	US$	5.15	US$	40,000,000	US$	25,683,653

Total	6,206,696	US$	8.75	US$	80,000,000	US$	25,683,653

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-2 through F-34.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 3.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Amended and Restated Silicon Motion Technology Corporation 2005 Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007 and posted on our website)

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

Exhibit Number	Description

4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, Future Communications IC, Inc. (“FCI”) and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (file No. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: July 7, 2009.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 8, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    Deloitte & Touche

Taipei, Taiwan

Republic of China

May 8, 2009

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Shares and Par Value)

	December 31
	2007	2008
	NT$	NT$	US$ (Note 3)
ASSETS
Current Assets
Cash and cash equivalents	1,608,272	1,586,941	48,441
Short-term investments	1,751,113	112,505	3,434
Notes and accounts receivable, net	1,148,146	1,004,739	30,669
Inventories, net	547,400	638,566	19,492
Restricted assets- current	127,466	85,368	2,606
Deferred income tax assets, net	83,526	55,276	1,687
Prepaid expenses and other current assets	86,282	74,505	2,273

Total current assets	5,352,205	3,557,900	108,602

Long-term investments	119,535	50,368	1,538
Property and equipment, net	519,189	911,884	27,835
Deferred income tax assets, net	183,685	203,241	6,204
Goodwill	2,187,586	2,186,760	66,751
Intangible assets, net	661,851	454,744	13,881
Other assets	95,692	79,754	2,435
Restricted assets	488	—	—

Total assets	9,120,231	7,444,651	227,246

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Notes and accounts payable	444,444	378,942	11,569
Income tax payable	227,356	212,513	6,485
Current portion of long-term debt	1,300	—	—
Current portion of long-term payable	4,358	11,962	365
Accrued expenses and other current liabilities	780,055	444,430	13,564

Total current liabilities	1,457,513	1,047,847	31,983
Long-term payable, net of current portion	45,754	43,745	1,335
Other long-term liabilities	2,165	2,767	84
FIN 48 liabilities	30,692	60,702	1,853

Total liabilities	1,536,124	1,155,061	35,255

Commitments and Contingencies ( Note 18)

Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000,000 shares
Issued: 131,974,654 shares in 2007 and 133,875,736 shares in 2008 Outstanding: 131,974,654 shares in 2007 and 109,048,952 shares in 2008	41,735	42,352	1,293
Additional paid-in capital	5,208,225	5,546,008	169,292
Accumulated other comprehensive income (loss)	72,418	(166,055)	(5,068)
Retained earnings	2,261,729	2,555,150	77,996
Treasury stock—24,826,784 shares	—	(1,687,865)	(51,522)

Total shareholders’ equity	7,584,107	6,289,590	191,991

Total liabilities and shareholders’ equity	9,120,231	7,444,651	227,246

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Shares and Earnings Per Share)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
NET SALES	3,460,459	5,847,329	5,528,051	168,744
COST OF SALES	1,612,019	2,757,102	2,914,587	88,968

GROSS PROFIT	1,848,440	3,090,227	2,613,464	79,776

OPERATING EXPENSES (INCOME)
Research and development	502,225	822,747	1,080,918	32,995
Sales and marketing	200,526	298,199	368,863	11,259
General and administrative	219,395	381,749	675,285	20,613
Amortization of intangible assets	—	163,704	193,800	5,916
Write off of in-process research and development	—	76,377	—	—
Gain from settlement of litigation	(3,000)	—	—	—
Write-off of other receivable	40,039	—	—	—

Total operating expenses	959,185	1,742,776	2,318,866	70,783

OPERATING INCOME	889,255	1,347,451	294,598	8,993

NON-OPERATING INCOME (EXPENSES)
Gain on sales of short-term investments	17,857	21,896	17,577	537
Unrealized holding gain (loss) on short-term investments	3	1,119	(1,122)	(34)
Gain on sales of long-term investments	—	4,991	—	—
Dividend income	—	772	2,480	76
Interest income	65,220	52,373	43,961	1,342
Foreign exchange gain (expense), net	(5,174)	(18,702)	96,380	2,941
Impairment of long-term investments	—	(14,447)	(69,253)	(2,114)
Interest expense	(33)	(1,053)	(4,814)	(147)
Other income (loss), net	1,395	(317)	222	7

Total non-operating income	79,268	46,632	85,431	2,608

INCOME BEFORE INCOME TAX	968,523	1,394,083	380,029	11,601
INCOME TAX EXPENSE	21,032	81,578	86,608	2,644

NET INCOME	947,491	1,312,505	293,421	8,957

EARNINGS PER ORDINARY SHARE:
Basic	7.69	10.17	2.36	0.07

Diluted	7.55	9.85	2.34	0.07

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	123,251	129,041	124,080	124,080

Diluted (Thousands)	125,488	133,291	125,304	125,304

EARNINGS PER ADS (one ADS equals four ordinary shares) :
Basic	30.75	40.68	9.46	0.29

Diluted	30.20	39.39	9.37	0.29

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	30,813	32,260	31,020	31,020

Diluted (Thousands)	31,372	33,323	31,326	31,326

The accompanying notes are an integral part of the consolidated financial statements	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earning	Treasury Stock	Total Shareholders’ Equity

	Shares	Amount
	(thousands)	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2006	122,612	38,659	3,348,236	49,157	13,733	—	3,449,785

Net income	—	—	—	—	947,491	—	947,491
Foreign currency translation adjustments	—	—	—	(5,483)	—	—	(5,483)

Total comprehensive income	—	—	—	—	—	—	942,008
Adjustment of proceeds from initial public offering of ordinary shares in 2005	—	—	21,796	—	—	—	21,796
Initial application of SFAS No.158	—	—	—	2,100	—	—	2,100
Stock-based compensation expenses	—	—	85,699	—	—	—	85,699
Issuance of ordinary shares upon exercise of employee stock options	1,168	372	66,363	—	—	—	66,735

BALANCE, DECEMBER 31, 2006	123,780	39,031	3,522,094	45,774	961,224	—	4,568,123

Net income	—	—	—	—	1,312,505	—	1,312,505
Deferred pension loss	—	—	—	(464)	—	—	(464)
Foreign currency translation adjustments	—	—	—	27,108	—	—	27,108

Total comprehensive income	—	—	—	—	—	—	1,339,149
Issuance of ordinary shares for FCI acquisition	6,306	2,098	1,259,331	—	—	—	1,261,429
Issuance of options for FCI acquisition	—	—	32,394	—	—	—	32,394
Stock-based compensation expenses	—	—	261,350	—	—	—	261,350
Issuance of ordinary shares upon exercise of employee stock options	1,889	606	133,056	—	—	—	133,662
Cumulative effect of adopting FASB Interpretation No. 48	—	—	—	—	(12,000)	—	(12,000)

BALANCE, DECEMBER 31, 2007	131,975	41,735	5,208,225	72,418	2,261,729	—	7,584,107

Net income	—	—	—	—	293,421	—	293,421
Deferred pension income	—	—	—	581	—	—	581
Foreign currency translation adjustments	—	—	—	(239,054)	—	—	(239,054)

Total comprehensive income	—	—	—	—	—	—	54,948
Stock-based compensation expenses	—	—	276,062	—	—	—	276,062
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,901	617	61,721	—	—	—	62,338
Share repurchase	(24,827)	—	—	—	—	(1,687,865)	(1,687,865)

BALANCE, DECEMBER 31, 2008	109,049	42,352	5,546,008	(166,055)	2,555,150	(1,687,865)	6,289,590

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity

	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2008	131,975	1,274	158,981	2,211	69,039	—	231,505

Net income	—	—	—	—	8,957	—	8,957
Deferred pension income	—	—	—	18	—	—	18
Foreign currency translation adjustments	—	—	—	(7,297)	—	—	(7,297)

Total comprehensive income	—	—	—	—	—	—	1,678
Stock-based compensation expenses	—	—	8,427	—	—	—	8,427
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,901	19	1,884	—	—	—	1,903
Share repurchase	(24,827)	—	—	—	—	(51,522)	(51,522)

BALANCE, DECEMBER 31, 2008	109,049	1,293	169,292	(5,068)	77,996	(51,522)	191,991

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	947,491	1,312,505	293,421	8,957
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,596	92,284	155,225	4,738
Unrealized holding gain (loss) on short-term investments	(3)	(1,119)	1,122	34
Amortization of intangible assets	—	163,704	193,800	5,916
Write off of in–process research and development	—	76,377	—	—
Gain on sales of short-term investments	(17,857)	(21,896)	(17,577)	(537)
Gain on sales of long-term investments	—	(4,991)	—	—
Impairment of long-term investments	—	14,447	69,253	2,114
Stock-based compensation	85,699	261,350	276,062	8,427
Loss on disposal of property and equipment	29	2,485	459	14
Deferred income taxes	(85,704)	(111,073)	8,694	265
Accrued pension cost	(2,247)	(1,482)	—	—
Deferred rent	(570)	(73)	1	—
Changes in operating assets and liabilities:
Short-term investments	(283,032)	(269,096)	1,654,908	50,516
Notes and accounts receivable	(289,862)	(11,683)	143,407	4,378
Inventories	(148,588)	20,745	(91,166)	(2,783)
Prepaid expenses and other current assets	(195)	(702)	11,777	359
Other assets	2	58,157	53,615	1,636
Notes and accounts payable	206,240	(162,571)	(65,502)	(1,999)
FIN 48 liabilities	—	26,136	30,010	916
Accrued expenses and other current liabilities	115,242	89,186	82,378	2,515
Income tax payable	34,524	66,598	(14,843)	(453)

Net cash provided by operating activities	596,765	1,599,288	2,785,044	85,013

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of long-term investments	(155,090)	(19,058)	—	—
Proceed from disposal of long-term investments	—	61,037	—	—
Business acquisition-net of cash and cash equivalents acquired	—	(1,792,264)	(396,088)	(12,091)
Purchase of property and equipment	(271,697)	(226,034)	(586,750)	(17,911)
Changes in restricted assets	1,346	25,342	(12,719)	(388)
Proceeds from disposal of property and equipment	429	31	1,074	33

Net cash used in investing activities	(425,012)	(1,950,946)	(994,483)	(30,357)

(Continued)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	38,133	104,453	33,751	1,030
Proceeds from initial public offering of ordinary shares	21,796	—	—	—
Share repurchase	—	—	(1,687,865)	(51,522)
Proceed from government grants	—	20,299	17,628	538
Repayment of short-term borrowings	—	(6,503)	—	—
Proceeds from long-term debt and payable	—	15,190	20,117	615
Repayment of long-term debt and payable	—	(8,623)	(1,087)	(33)

Net cash provided by (used in) financing activities	59,929	124,816	(1,617,456)	(49,372)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	231,682	(226,842)	173,105	5,284
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(5,633)	27,072	(194,436)	(5,935)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,581,993	1,808,042	1,608,272	49,092

CASH AND CASH EQUIVALENTS, END OF YEAR	1,808,042	1,608,272	1,586,941	48,441

SUPPLEMENTAL INFORMATION
Exercise of stock option in lieu of offsetting accrued bonuses	28,602	29,208	28,587	873

Interest paid	33	832	4,881	149

Income taxes paid	113,362	38,439	102,183	3,119

Acquisition of FCI
Fair value of assets acquired, net of cash and cash equivalents acquired		3,559,201
Fair value of liabilities assumed, including earn-out contingency of NT$389,160 thousand (US$12,000 thousand)		(589,003)
Issuance of stock and options		(1,293,823)

Cash paid for FCI acquisition		1,676,375

Acquisition of Centronix
Fair value of assets acquired, net of cash acquired		115,889

Cash paid for Centronix acquisition		115,889

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1.	ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Significant parts of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI Taiwan”), a wholly-owned subsidiary of SMTC, located in Taiwan and Future Communication IC, Inc. (“FCI”), a wholly-owned subsidiary of SMTC, located in Korea. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company has three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA Radio Frequency Integrated Circuits (“RF ICs”) and electronic toll collection RF ICs. The multimedia SoC business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

The Company acquired SMI Taiwan in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired FCI, a leading designer of RF ICs for mobile TV and wireless communications based in South Korea.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries, except for FCI which the Company owns 99.91%. All significant intercompany balances and transactions have been eliminated upon consolidation.

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

The Company’s direct and indirect customers include major OEMs and ODMs of flash memory-based storage products and portable digital media devices. Many of the Company’s customers sell brand name consumer electronics products that include the Company’s products. For flash memory card, UFD and card reader controllers, the Company’s worldwide customers include companies such as Hynix, Kingston, Lexar Media, Numonyx, Samsung, Sony and Transcend. For the multimedia products, the Company’s worldwide customers include Advantech, ChipPC, Fuji-Xerox, Funac, Kontron, Motorola, Radisys, Siemens, Toshiba-TEC, and Wincorf-Nixdorf. For mobile communication, the Company’s worldwide customers include LG Electronics, Motorola, Pantech & Curitel, and Samsung. For the year ended December 31, 2006, 2007 and 2008, only one of the Company’s customers individually accounted for greater than 10% of net sales. The Company’s top ten customers in 2006, 2007 and 2008 accounted for approximately 53%, 57% and 52% of net sales.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings—25 to 50 years; machinery and equipment—3 to 6 years; furniture and fixtures—3 to 8 years; software—1 to 5 years; leasehold and buildings improvement—the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2006, 2007 and 2008 was approximately NT$35,596 thousand, NT$92,284 thousand and NT$155,225 thousand (US$4,738 thousand), respectively.

Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operating income.

Government Grants

Grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Government grants that were used for the acquisition of fixed assets are deducted from the acquisition costs of the acquired assets, and amortized over the useful lives of the related assets. The Company recognizes refundable government grants as long-term payable and current portion of long-term payable on its consolidated balance sheet.

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

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net tangible and intangible assets acquired in a business combination. Intangible assets, which consist primarily of core technology, customer relationship and order backlog, are amortized over their estimated useful lives, ranging from 3 months to 4 years at the time of acquisition. The Company evaluates goodwill for impairment, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. The Company has selected November 30 as the annual goodwill impairment testing date. After completing the annual impairment review, the Company concluded that goodwill and intangible assets were not impaired as of December 31, 2007 and 2008.

Other Assets

Other assets primarily consist of intellectual property and deposits for office leases.

Restricted Assets

Restricted assets consist of deposits required for litigation and restricted cash. Restricted cash represents cash set aside as collateral for obtaining capacity and borrowings as well as cash received from government grants with restriction on its usage.

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

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$512 thousand in 2006, and nil in 2007 and 2008.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2006, 2007 and 2008, the Company did not experience significant costs associated with warranty returns.

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

Advertising Expenses

The Company expenses all advertising as incurred. Advertising costs charged to expense amounted to NT$1,270 thousand, NT$3,806 thousand and NT$1,666 thousand (US$51 thousand) for the years ended December 31, 2006, 2007, and 2008, respectively.

Income Taxes

Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,”(“SFAS No. 109”). The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net operating loss carryforwards, research and development credits, and temporary differences. In July 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In January 2007, the Company adopted FIN48 and decreased deferred income tax assets and reduced retained earnings by NT$12,000 thousand (US$370 thousand) in connection with its adoption. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 15, “Income Taxes,” for further discussion of the effects of adoption of FIN 48.

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” The Company uses the Black-Scholes valuation model and recognizes compensation expense on a straight-line basis over the requisite service period of the award.

Treasury Stock

Treasury stock is stated at cost and shown as a reduction to shareholders’ equity.

Recent Accounting Pronouncements

On January 1, 2008 the Company adopted U.S. SFAS No. 157, “Fair Value Measurements” (U.S. SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. U.S. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The adoption of U.S. SFAS No. 157 did not have a material impact on the Company’s results of operations and financial position.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), which delays the effective date of SFAS No. 157 to January 1, 2009, for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company believes that the adoption of the delayed items of SFAS No. 157 will not have a material impact on the Company’s results of operations and financial position.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3) which was effective upon issuance. FSP 157-3 clarifies the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company believes the adoption of FSP 157-3 did not have a material impact on the Company’s results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this standard, the Company may choose to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This selection is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method that the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. The Company chose not to elect the fair value option under SFAS No. 159 to measure its financial assets and financial liabilities at fair value.

In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (U.S. SFAS No. 141R) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” (U.S. SFAS No. 160). U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value, as of the acquisition date. In addition, the net assets of non-controlling interest’s share of the acquired subsidiaries should be recognized at fair value. U.S. SFAS No. 160 requires the Company to include non-controlling interests as a separate component of shareholders’ equity, instead of a liability or temporary equity. U.S. SFAS No. 141R is effective for the Company for business combination consummated on or after January 1, 2009 and U.S. SFAS No. 160 is effective for the Company beginning after January 1, 2009. The adoption of SFAS No. 141R will change the accounting treatment of the Company for business combinations on a prospective basis. The Company believes the adoption of SFAS 160 will not have material impact on its results of operations and financial position.

3.	US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars, using the U.S. Federal Reserve Bank of New York noon-buying rate of NT$32.76 to US$1 on December 31, 2008. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

4.	ACQUISITION

FCI

On April 30 2007, the Company completed its acquisition of FCI, a leading designer of RF ICs for mobile television and wireless communications based in Seoul, South Korea.

In exchange for 99.59% of outstanding shares of common stock of FCI and assumption of all vested and unvested FCI options, the Company issued 6,306 thousand ordinary shares, 370,274 stock options and paid approximately NT$1,659.8 million in cash and incurred transaction costs of approximately NT$61.1 million. The value of the 6,306 thousand ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the 20-day period before and after the terms of the acquisition were agreed to and announced. In addition, the Company paid former FCI shareholders an additional US$12 million in cash (“Earn-out”) on the achievement of certain operating and financial milestones in 2007. The Company also accelerated the vesting of 50% of the options held by FCI employee when Earn-out targets were met. In accordance with the Share Purchase Agreement, such options became exercisable immediately after announcement of the Company’s 2007 earning results on February 1, 2008. The incremental compensation cost associated with the accelerated vesting was insignificant.

The total purchase consideration is summarized as follows:

NT$
Value of ordinary shares issued and stock options assumed	1,293,823
Cash consideration	2,048,991
Transaction costs	61,051

Total purchase consideration	3,403,865

The Company issued approximately 370,274 stock options valued at NT$ 64,376 thousand in exchange for FCI stock options held by FCI’s employees at the closing date. Of the total stock options issued, approximately 277,705 stock options were unvested at the closing date. In accordance with SFAS No. 123(R), vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree should be considered as a part of the purchase price paid by the acquirer for the acquiree in a business combination. Accordingly, the fair value of the new awards of NT$32,394 thousand was included in the purchase price.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

NT$
Cash and cash equivalents	44,507
Accounts receivable, net	118,322
Inventories	141,030
Other current assets	92,480
Property and equipment	79,375
Other assets	129,906
Goodwill	2,156,570
Identifiable intangible assets	765,140
In-process research and development(IPR&D)	76,378
Accounts payable	(81,797)
Short term borrowings	(6,503)
Accrued expenses and other current liabilities	(60,475)
Current portion of long term debt	(10,089)
FIN 48 liability	(4,556)
Long-term payable	(36,423)

Net assets acquired	3,403,865

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets. The identifiable intangible assets and respective useful lives are as follows:

	NT$	Useful Life
Core Technology	446,717	4 years
Customer relationship	277,056	4 years
Order backlog	41,367	3 months

Total identifiable intangible assets	765,140

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

	Year Ended December 31
	2006	2007
	NT$	NT$
Net sales	3,980,069	6,112,636
Net income	868,275	1,185,819

Earnings per share
Basic	6.70	9.05
Diluted	6.58	8.65

Weighted average ordinary shares outstanding (thousands)
Basic	129,556	131,044
Diluted	131,924	137,148

The pro forma results are based on various assumptions and are not necessarily indicative of what would have occurred had the acquisition closed on January 1, 2006 and 2007.

Centronix

On November 30, 2007, the Company acquired select parts of the Centronix mobile TV business of Korea information Engineering Services Co., Ltd. (“KIES”). This business segment develops and markets products and services related to mobile TV. The aggregate purchase consideration was NT$115,889 thousand in cash. The value of this acquisition did not have a material effect on the Company’s results of operations in 2006 or 2007 and therefore, its unaudited pro forma results are not presented herein.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition:

NT$
Property and equipment	23,606
Intangible assets	60,843
Goodwill	31,440

Total assets acquired	115,889

Intangible assets acquired represented core technology which has a weighted-average useful life of approximately 4 years.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Cash and deposits in bank	396,867	483,960	14,773
Time deposits	1,211,405	1,102,981	33,668

	1,608,272	1,586,941	48,441

6.	SHORT-TERM INVESTMENTS

The Company had short-term investments classified as trading securities in 2006, 2007 and 2008. Realized gains on sales of short-term investments were NT$17,857 thousand, NT$21,896 thousand and NT$17,577 thousand (US$537 thousand) for the years ended December 31, 2006, 2007 and 2008, respectively. Unrealized holding gains for trading securities recognized in income was NT$3 thousand and NT$1,119 thousand as of and for the year ended December 31, 2006 and 2007, respectively, and unrealized holding loss of NT$1,122 thousand (US$34 thousand) as of and for the year ended December 31, 2008.

7.	NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Notes receivable	183,192	81,339	2,483
Trade accounts receivable	1,033,856	1,139,238	34,775

	1,217,048	1,220,577	37,258
Allowance for doubtful accounts	(23,069)	(180,045)	(5,496)
Allowance for sales returns and discounts	(45,833)	(35,793)	(1,093)

	1,148,146	1,004,739	30,669

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for doubtful accounts
Balance, beginning of year	5,973	13,433	23,069	704
Impact of FCI acquisition	—	3,192	—	—
Additions charged to expense	7,863	9,197	156,976	4,792
Write-offs	(403)	(2,753)	—	—

Balance, end of year	13,433	23,069	180,045	5,496

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for sales returns and discounts
Balance, beginning of year	18,104	35,067	45,833	1,399
Additions	49,728	41,852	110,166	3,363
Write-offs	(32,765)	(31,086)	(120,206)	(3,669)

Balance, end of year	35,067	45,833	35,793	1,093

8.	INVENTORIES

The components of inventories are as follows:

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Finished goods	154,375	253,894	7,750
Work in process	352,477	243,151	7,422
Raw materials	40,548	141,521	4,320

	547,400	638,566	19,492

9.	LONG-TERM INVESTMENTS

As of December 31, 2006, 2007 and 2008, the Company held equity investments in several private-held companies with the carrying value as follows:

	Percentage of Ownership	December 31
		2007	2008
		NT$	NT$	US$
				(Note 3)
Cost method:
Cashido Corp. (Cashido)	2.40%	3,142	3,142	96
Spright Co., Ltd. (Spright)	13.50%	7,444	7,319	223
Vastview Technology, Corp. (Vastview)	10.55%	108,949	39,907	1,219

		119,535	50,368	1,538

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices.

In December 2005, the Company invested in the common stock of Spright. Spright, formally known as Flash Media Corp., was established to market, distribute, and manufacture flash memory storage devices. Spright is now a holding company.

In December 2006 and February 2007, the Company invested in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry.

In November 2006, the Company invested in the common stock of Chipmast. Chipmast is a fabless semiconductor company that develops and markets micro controller units for LCDs. In August 2007, the Company sold all its investment in Chipmast and recognized a realized investment gain of NT$4,991 thousand.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as the circumstances indicated. There were no impairments for the year ended December 31, 2006. For the years ended December 31, 2007 and 2008, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts at Spright and Vastview indicated that the Company’s investments were not recoverable within a reasonable period of time, determined that the impairments were other than temporary and recorded an impairment charge of NT$14,447 thousand and NT$69,253 thousand (US$2,114 thousand) for the years ended December 31, 2007 and 2008, respectively. The impairment charge was determined based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets as of the respective year end.

10.	PROPERTIES AND EQUIPMENT

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Cost:
Land	94,498	134,118	4,094
Buildings	185,202	405,907	12,390
Machinery and equipment	213,067	217,704	6,645
Furniture and fixtures	69,179	95,680	2,921
Leasehold and buildings improvement	23,859	77,035	2,352
Software	128,305	311,735	9,515

Total	714,110	1,242,179	37,917

Accumulated depreciation:
Buildings	6,522	13,058	399
Machinery and equipment	133,026	138,891	4,239
Furniture and fixtures	34,692	47,635	1,454
Leasehold and buildings improvement	14,842	26,908	821
Software	88,053	150,961	4,609

	277,135	377,453	11,522
Prepayment and construction in progress	82,214	47,158	1,440

	519,189	911,884	27,835

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the leased land and building as of December 31, 2008 was NT$18,259 thousand (US$557 thousand) and NT$11,123 thousand (US$340 thousand), respectively. The lessee has renewed the three year operating lease with the Company in March 2009. The future rental from the aforementioned lease is about NT$1,329 thousand each year.

11.	INTANGIBLE ASSETS

The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 are as follows:

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Cost:
Core technology	507,132	493,439	15,062
Customer relationship	277,056	277,056	8,457
Order backlog	41,367	41,367	1,263

Total	825,555	811,862	24,782

Accumulated amortization:
Core technology	76,161	200,311	6,114
Customer relationship	46,176	115,440	3,524
Order backlog	41,367	41,367	1,263

	163,704	357,118	10,901

	661,851	454,744	13,881

Amortization expense of acquisition-related intangible assets was NT$163,704 thousand and NT$193,800 thousand (US$5,916 thousand) for the years ended December 31, 2007 and 2008, respectively. The estimated future amortization expense of acquisition-related intangible assets as of December 31, 2008 is as follows:

Year Ending December 31	NT$	US$
		(Note 3)
2009	191,327	5,840
2010	191,327	5,840
2011	72,090	2,201

Total	454,744	13,881

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Earn-out payable (see Note 4)	389,160	—	—
Wages and bonus	177,855	176,124	5,376
Professional fees	51,257	79,817	2,436
Accrued customer incentives	79,094	72,115	2,201
Research and development payable	29,121	38,548	1,177
License fee payable	7,246	13,388	409
Unearned government grant	10,162	11,578	353
Others	36,160	52,860	1,612

	780,055	444,430	13,564

13.	LONG-TERM DEBT

The current position of long-term debt as of December 31, 2007 represented a loan from Korea Small Business Corporation (“SBC”) which was repaid in 2008.

14.	PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions and recognized pension costs of NT$8,831 thousand, NT$12,624 thousand and NT$13,941 thousand (US$426 thousand) for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”) ,which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). Under the Labor Standards Law, the government is responsible for the administration of the Fund and determination of the investment strategies and policies. As of December 31, 2007 and 2008, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2009 to be NT$1,800 thousand which was determined based on 2% of estimated salaries in 2009. The measurement date of the plan is December 31.

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	14,697	15,505	473
Service cost	58	—	—
Interest cost	404	388	12
Actuarial gain (loss)	346	(507)	(15)

Projected benefit obligation at end of year	15,505	15,386	470

Change in plan assets
Fair value of plan assets at beginning of year	13,678	15,648	478
Actual return on plan assets	318	584	18
Employer contributions	1,652	1,845	56

Fair value of plan assets at end of year	15,648	18,077	552

Reconciliation of funded status
Funded status	143	2,691	82

Amounts recognized as an other asset	143	2,691	82

Amount recognized in accumulated other comprehensive income
Net gain	(1,660)	(2,240)	(68)
Transition obligation	24	23	1

Total recognized in accumulated other comprehensive income	(1,636)	(2,217)	(67)

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
Service cost	46	58	—	—
Interest cost	412	404	388	12
Projected return on plan assets	(397)	(401)	(418)	(13)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(148)	(35)	(8)	—

Net periodic benefit cost	(87)	26	(38)	(1)

Other changes in plan assets and benefit obligation recognized in other comprehensive income

	2007	2008	2008
	NT$	NT$	US$
			(Note 3)
Recognize the decrease (increase) in net gain	429	(589)	(18)
Amortization of net gain	36	9	—
Amortization of net transition obligation	(1)	(1)	—

Total recognized in accumulated other comprehensive income	464	(581)	(18)

	2006	2007	2008
Weighted-average assumptions used to determine benefit obligations:
Discount rate	2.75%	2.50%	2.25%
Rate of compensation increase	5.00%	4.75%	4.25%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	2.75%	2.50%	2.25%
Expected long-term return on plan assets	2.75%	2.50%	2.50%
Rate of compensation increase	5.00%	4.75%	4.25%

15.	INCOME TAXES

The components of income tax (benefit) expense are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
Current
Domestic	—	—	—	—
Foreign
SMI Taiwan	100,343	109,113	31,998	977
FCI	—	25,490	11,637	355
SMI USA and others	6,393	1,062	1,371	42

	106,736	135,665	45,006	1,374

Deferred
Domestic	—	—	—	—
Foreign
SMI Taiwan	(39,067)	(59,835)	75,931	2,318
FCI	—	5,748	(59,434)	(1,814)
SMI USA and others	(46,637)	—	25,105	766

	(85,704)	(54,087)	41,602	1,270

Income tax expense	21,032	81,578	86,608	2,644

The income before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
Domestic	(121,391)	(345,514)	(343,359)	(10,481)
Foreign entities
SMI Taiwan	1,051,978	1,794,663	1,086,596	33,168
SMI USA	83,212	42,287	26,265	802
FCI	—	182,444	(231,440)	(7,065)
Others	(45,276)	(279,797)	(158,033)	(4,823)

	968,523	1,394,083	380,029	11,601

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
Cayman statutory rate	—	—	—	—
Tax on pretax income at statutory rate	312,944	473,457	272,312	8,312
Tax-exempt income	(228,755)	(433,434)	(237,715)	(7,256)
Permanent differences	(35,090)	(36,996)	25,553	780
AMT	1,394	629	2,126	65
Income tax (10%) on undistributed earnings	75,721	151,853	86,355	2,636
Income tax credit utilized	(51,490)	(121,583)	(119,645)	(3,652)
Net changes in valuation allowance of deferred income tax assets	(112,737)	25,317	33,852	1,033
Net operating loss carryforwards	(1,882)	(22,916)	(64,704)	(1,975)
FIN 48 liabilities	—	26,136	39,409	1,203
Adjustment of prior years’ taxes and others	60,927	19,115	49,065	1,498

Income tax expense	21,032	81,578	86,608	2,644

Deferred income tax assets were as follows:

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Current:
Temporary differences and others	44,668	44,598	1,361
Investment tax credits	38,858	10,678	326
Net operating loss carryforwards	—	—	—
Valuation allowance	—	—	—

	83,526	55,276	1,687

Non-current:
Temporary differences and others	69,092	118,145	3,606
Investment tax credits	129,271	157,237	4,800
Net operating loss carryforwards	243,854	230,384	7,032
Valuation allowance	(258,532)	(302,525)	(9,234)

	183,685	203,241	6,204

The valuation allowance shown in the table above relates to net operating loss carryforwards and tax credits for which the Company believes that realization is uncertain. As of December 31, 2008, SMI Taiwan had unused research and development tax credits of NT$86,436 thousand (US$2,638 thousand) which will expire in 2009 to 2012. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2006. For the years ended December 31, 2006, 2007 and 2008, the Company had NT$915,018 thousand, NT$1,733,736 thousand and NT$950,861 thousand (US$29,025 thousand) of tax-exempt income, resulting in savings on income tax expense of NT$228,755 thousand, NT$433,434 thousand and NT$237,715 thousand (US$7,256 thousand), respectively. The basic and diluted earnings per share effects from such savings on income tax expense were NT$1.86 and NT$1.82, NT$3.36 and NT$3.25, and NT$1.92 and NT$1.90 for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2008, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately NT$549,615 thousand (US$16,777 thousand). If not utilized, the federal net operating loss carryforwards will expire in 2020.

As of December 31, 2008, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately NT$50,516 thousand (US$1,542 thousand) and NT$43,538 thousand (US$1,329 thousand), respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2021 while the state tax credit carryforward has no expiration date.

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
Balance, beginning of year	31,334	137,433	4,195
Gross increases in tax positions taken in prior year	35,102	35,645	1,088
Gross increases in tax positions taken in current year	70,997	35,439	1,082

Balance, end of year	137,433	208,517	6,365

FIN 48 issued by the FASB in June 2006 requires companies to assess the probability that a tax position taken may not ultimately be sustained. For those positions that do not meet the more-likely-than-not recognition threshold required under FIN 48, no benefit may be recognized. The Company adopted FIN 48 as of January 1, 2007 and recorded the cumulative effect as an adjustment to retained earnings of NT$12,000 thousand in connection with its adoption.

As of December 31, 2008, if these tax benefits were recognized in the consolidated financial statements, the portion of these amounts that would reduce the Company’s effective tax rate would be NT$57,506 thousand (US$1,755 thousand). The Company also has accrued penalty and interest associated with any unrecognized tax benefits in the amount of NT$4,032 thousand (US$123thousand). The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in US and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by such jurisdiction’s tax authorities as of December 31, 2008:

Tax Jurisdiction	Tax Years
SMI Taiwan	2003 and onward
FCI	2003 and onward
SMI USA	1996 and 2004 onward

16.	SHAREHOLDERS’ EQUITY

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

Share Repurchase Program

On March 12 and August 13, 2008, our Board of Directors approved share buyback plans to repurchase the Company’s ADSs up to US$80 million during the period from March 12, 2008 to August 14, 2010. The program does not obligate the Company to acquire any particular amount of ADS and the program may be modified or suspended at any time at the Company’s discretion. The repurchases will be made in the open market, in privately negotiated transactions, or in structured share purchase programs and will be funded from available working capital. At December 31, 2008, the Company had repurchased approximately 24,826,784 shares.

17.	EQUITY INCENTIVE PLAN

2004 Stock Option Plan and 2005 Equity Incentive Plan

In 2004, SMI Taiwan adopted a 2004 Employee Stock Option Plan (“the 2004 Plan”). The 2004 Plan reserved 8,000 options with each option entitled to subscribe for 1,000 shares of common stock after the requisite service is rendered. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries and expire no later than six years from the date of grant. The options were granted at an exercise price not lower than the market value of the SMI Taiwan’s common stock at the date of the grant and vest over four years at certain percentages after two years from the date of grant. As part of the share exchange between the Company and the shareholders of SMI Taiwan effective on April 25, 2005, the Company agreed to assume the share options previously issued by SMI Taiwan. Subsequently on June 3, 2005, the Company amended the 2004 Plan such that options under the 2004 Plan are granted at an exercise price not lower than the market value of the Company’s ordinary shares at the date of the grant and vest over four years at certain percentages after one year from the date of grant.

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

In 2006, the Company amended the 2005 Plan to reserve an additional 15,000 thousand ordinary shares for issuance upon exercise of stock options and restricted stock units.

Restricted stock units are converted into shares of the Company’s ordinary shares upon vesting on one-for-one basis. The vesting of restricted stock unit is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s ordinary share on the date of the grant, and compensation is recognized on a straight-line basis over the requisite service period of 3 to 5 years. The Company’s restricted stock units are considered nonvested share awards as defined under SFAS No. 123(R).

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2006	1,654
Authorized	15,000
Options granted	(2,950)
Option and restricted stock units canceled	506

Available for grant at January 1, 2007	14,210
Options granted	(761)
Restricted stock units granted	(4,527)
Option and restricted stock units canceled	1,428

Available for grant at January 1, 2008	10,350
Options granted	(150)
Restricted stock units granted	(1,225)
Option and restricted stock units canceled	720

Available for grant at December 31, 2008	9,695

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2008	7,342	2.641
Options granted	150	1.850
Options canceled	(301)	2.542
Options exercised	(1,276)	1.570

Outstanding at December 31, 2008	5,915	2.857	6.35

Options Vested and expected to vest after December 31, 2008	5,850	2.848	6.33

Options Exercisable at December 31, 2008	4,501	2.607	5.99

The weighted-average-grant date fair value of stock options granted during the years ended December 31, 2006, 2007 and 2008 was US$3.46, US$3.32 and US$0.76, respectively. The stock price at the end of 2008 is below the option price for all shares. The intrinsic value of options exercised in 2006, 2007 and 2008 was NT$14,415 thousand, NT$5,885 thousand and NT$1,478 thousand (US$ 45 thousand), respectively.

As of December 31, 2008, there was NT$41,428 thousand (US$1,265 thousand), net of estimated forfeitures, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans. This cost will be amortized over a weighted average period of approximately 0.9 years.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

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

	Year Ended December 31
	2006	2007	2008
Expected dividend yield	—	—	—
Expected volatility	55.35%–68.17%	45.85%–51.88%	56.26%
Risk free interest rate	4.74%–5.03%	4.54%–4.59%	3.25%
Expected life	3.08 years	0.8–3.08 years	3.08 years

Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on historical volatilities of the stock prices of the Company or companies similar to the Company, during period when the Company did not have sufficient historical data as a public company to determine reasonable estimates. Expected term represents the periods that the Company’s share- based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

Restricted Stock Units

A summary of the status of restricted stock units and changes during the year ended December 31, 2008 is as follows:

	Number of Nonvested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Nonvested at January 1, 2008	4,251	5.03
Restricted stock units granted	1,225	1.95
Restricted stock units exercised	(625)	4.98
Restricted stock units canceled	(419)	4.30

Nonvested at December 31, 2008	4,432	3.73	2.46

As of December 31, 2008, there was NT$455,959 thousand (US$13,918 thousand) of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

18.	COMMITMENTS AND CONTINGENCIES

In 2000, FCI entered into a government grant agreement with Korea’s Ministry of Knowledge Economy (“MKE”) to develop new technologies. The agreement requires FCI, in accordance with the Industrial Technology Development Operation Guideline (“Guideline”) issued by MKE, to repay 20-30% of funds received and accordingly the Company has recorded the repayment obligation as a current and long-term payable. The remaining 70-80% of funds received in the amount of NT$127,404 thousand (US$3,889 thousand) were recognized as income in periods when costs funded by the grant are incurred. If the project is unsuccessful, the agreement requires FCI to repay 100% of the funds received. As of December 31, 2008, FCI had thus far not been required to repay grant funds under the agreement with MKE and FCI has determined that no contingent liabilities were required for the years ended December 31, 2007 and 2008 based on historical experience and assessed probability of project success. In addition, if the project is not successful and FCI is deemed to have conducted the project with due care, we believe it is reasonable that FCI will be released from its repayment obligations.

In 2004, FCI entered into an office purchase agreement. The Company paid total NT$45,130 thousand (US$1,376 thousand) until now, and the amount remaining future payment is NT$85,571 thousand, NT$83,241 thousand and NT$21,399 thousand for the years ending December 31, 2009, 2010 and 2011.

FCI provided the employees with collateral for their loan by deposit to bank for NT$25,990 thousand (US$793 thousand) at December 31, 2007 and 2008. Such amount was accounted for in restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2012. The Company recognized rent expense for the years ended December 31, 2006, 2007 and 2008 of NT$33,673 thousand, NT$43,744 thousand and NT$40,810 thousand (US$1,246 thousand), respectively. The minimum operating lease payments under these leases as of December 31, 2008 were NT$29,912 thousand, NT$17,528 thousand, NT$5,668 thousand, and NT$1,056 thousand for the years ending December 31, 2009, 2010, 2011 and 2012, respectively.

Litigation

The Company is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on our business, financial position, results of operations or cash flows.

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI Taiwan with the Taiwan Hsinchu District Court. On February 6, 2003, SMI Taiwan filed an action for a preliminary injunction against O2Micro. A court-appointed appraiser completed a report stating that SMI Taiwan’s products raised in the case do not infringe O2Micro’s patent and O2Micro’s application for a preliminary injunction was thus dismissed. O2Micro appealed this case to the Taiwan High Court on November 28, 2005. On January 14, 2004, O2Micro filed for a preliminary injunction against SMI Taiwan and Microstar, a Taiwan customer of SMI Taiwan with the Taiwan Panchiao District Court. On May 20, 2004, the Taiwan Panchiao District Court issued a preliminary injunctive order against SMI Taiwan and Microstar. The Taiwan High Court rejected the appeal filed by SMI Taiwan on March 10, 2005, and SMI Taiwan appealed to the Taiwan Supreme Court. On November 10, 2005, the Taiwan Supreme Court vacated the Taiwan High Court Ruling and the case was remanded for further proceedings. On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15 million against SMI Taiwan with the Taiwan Hsinchu District Court. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI Taiwan’s assets. On September 24, 2004, O2Micro filed an action against SMI Taiwan with the Taiwan Hsinchu District Court. On February 9, 2007, SMI Taiwan and O2Micro agreed to withdraw the case as well as all the aforementioned claims and applications. As a result of this settlement, no payments were made by Silicon Motion to O2Micro.

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc., or ASE, due to a fire. SMI Taiwan is currently in the claims process with ASE for an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand of inventory loss, offset by NT$41,226 thousand of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand under non-operating expenses for amounts paid to certain customers for delays in shipment caused by the fire.

On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand for damages. The Taiwan Taoyuan District Court is currently conducting preparatory proceeding.

On October 23, 2007, SanDisk Corp. (“SanDisk”) filed a complaint with the United States International Trade Commission (“ITC”) against multiple respondents, including Silicon Motion Technology Corp., SMI Taiwan and SMI USA (in aggregate “Silicon Motion”). SanDisk claimed that certain Silicon Motion flash memory controllers and products containing these Silicon Motion flash memory controllers infringed specific SanDisk patents. The complaint requested the ITC institute an investigation into the matter and sought a permanent exclusion order to exclude from entry into the United States all flash memory controllers and products containing controllers that infringe any of the asserted patents. The complaint also sought a permanent cease and desist order, directing respondents to cease and desist from marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any flash memory controllers and products containing flash controllers that infringe any of the asserted patents. On December 6, 2007, the ITC instituted an investigation, identifying forty-seven companies, including Silicon Motion, as respondents. An ITC hearing was held as scheduled from October 27 through November 5, 2008. In post-hearing briefing, the Office of Unfair Import Investigation (OUII) Staff Attorney agreed with our position that none of the Silicon Motion controllers infringed the SanDisk patents in suit. On April 10, 2009, the Administrative Judge of the ITC issued an initial determination that Silicon Motion flash controllers and products containing these Silicon Motion flash controllers did not infringe the patents of SanDisk.

On October 24, 2007, SanDisk Corp. filed two complaints, for alleged patent infringement against multiple defendants, including Silicon Motion in the United States District Court for the Western District of Wisconsin. The complaints alleged that Silicon Motion’s flash memory controllers infringed certain SanDisk patents and sought unspecified damages, injunctive relief, a trebling of damages for alleged willful conduct and attorneys’ fees. Both cases have been stayed until SanDisk’s ITC proceeding becomes final.

The pending proceedings involve complex questions of fact and law and will require the continued expenditure of significant funds and the diversion of other resources to prosecute and defend. Although the OUII Staff Attorney has taken the position that none of our controllers infringe on SanDisk patents, the final results of legal proceedings are inherently uncertain, and material adverse outcomes are possible. The resolution of any future intellectual property litigation may require us to pay damages for past infringement or one-time license fees or running royalties, which could adversely impact gross profit and gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for us. From time to time the Company may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs. In addition, the settlement of any intellectual property proceeding may require us to obtain a license under the other party’s intellectual property rights that could require one-time license fees and/or royalty payments in the future and/or to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. SMI USA and related entities have recently been named as defendants in an adversary proceeding filed on April 17, 2009 by the AASI Creditor Liquidating Trust in the bankruptcy case styled In re All American Semiconductor, Inc., pending in the U.S. Bankruptcy Court for the Southern District of Florida. The plaintiff is seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company has filed an answer and affirmative defenses. The litigation is ongoing.

Despite the nature and amount of the assertions, the Company believes that it has legitimate defenses and counter claims to such asserted claims, and intends to pursue such defenses and counterclaims vigorously. The Company does not believe this matter will materially affect the Company’s consolidated financial statements.

19.	SEGMENT INFORMATION

The Company designs, develops and markets semiconductor products. The Company operates in one segment. The chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance.

Net sales by product consist of the following:

	Year Ended December 31
Product	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
Mobile storage	3,004,507	4,500,115	4,133,807	126,185
Mobile communications	—	761,608	965,135	29,461
Multimedia SoCs	432,072	563,739	402,082	12,274
Other products	23,880	21,867	27,027	824

	3,460,459	5,847,329	5,528,051	168,744

Net sales by geographic area are presented based upon the customer’s bill to location:

	Year Ended December 31
Country	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note3)
Taiwan	2,021,288	2,422,501	2,179,065	66,516
United States	340,327	348,658	350,631	10,703
Japan	116,272	106,702	130,636	3,988
Korea	368,198	1,525,816	1,399,547	42,721
China	307,422	969,168	1,190,278	36,333
Others	306,952	474,484	277,894	8,483

	3,460,459	5,847,329	5,528,051	168,744

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
Country	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note3)
Taiwan	308,117	401,511	639,117	19,509
United States	2,891	6,777	6,329	193
Korea	—	98,022	115,633	3,529
China	8,348	12,879	150,805	4,604

	319,356	519,189	911,884	27,835

20.	Fair Value Measurement

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (U.S. SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – Use unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Use observable inputs other than Level 1 prices such as quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

For investments other than forward and cross currency swap contract, the Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. For the year ended December 31, 2008, none of the Company’s financial assets measured on a recurring basis was determined by using observable inputs other than level 1 or significant unobservable inputs and classified as level 3.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
Assets
Short-term investments - trading
Bond funds	112,505	—	—	112,505

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the year ended December 31, 2008:

	December 31, 2008	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$
Long-term investments
cost method	50,368	—	—	50,368	(69,253)

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. Due to the absence of quoted market price, the fair values are determined significantly based on management judgment with the best information available. The impairment charge was determined based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets as of the respective year end.

In accordance with the provisions of FSP 157-2, certain non-financial assets measured at fair value on a non-recurring basis are not applicable to these fair value measurement requirements until January 1, 2009. These non-financial assets include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.