Form 20-F
period 2009-12-31
Silicon Motion Technology CORP
filed 2010-06-25
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 116,904,172, ordinary shares as of May 31, 2010, US$0.01 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.     Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filed. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Nasdaq” are to the Nasdaq National Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

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

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, SSDLifeGuard, SSDLifeSaver and TurboMLC are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the noon buying rate in the City of New York for cable transfers of NT dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the noon buying rate in effect on December 31, 2009, which was NT$31.95 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — We are subject to risks associated with international operations which may harm our business” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On June 11, 2010, the noon buying rate was NT$32.40 to US$1.00.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or multimedia consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demands, market adoption of new technologies and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	2,686,492	3,460,459	5,847,329	5,528,051	2,893,230	90,555
Cost of sales	1,342,749	1,612,019	2,757,102	2,914,587	1,702,808	53,296

Gross profit	1,343,743	1,848,440	3,090,227	2,613,464	1,190,422	37,259
Operating expenses (income):
Research and development	373,548	502,225	822,747	1,080,918	1,122,491	35,133
Sales and marketing	157,278	200,526	298,199	368,863	395,985	12,394
General and administrative	129,141	219,395	381,749	675,285	464,688	14,544
Amortization of intangible assets	4,501	—	163,704	193,800	192,391	6,021
Impairment of goodwill and long-lived assets(1)	—	—	—	—	1,236,549	38,703
Write-off of in-process research and development(2)	—	—	76,377	—	—	—
Compensation to customers(3)	8,122	—	—	—	—	—
Write-off of other receivable(4)	—	40,039	—	—	—	—
Gain from settlement of litigation(5)	—	(3,000)	—	—	—	—

Total operating expenses	672,590	959,185	1,742,776	2,318,866	3,412,104	106,795

Operating income (loss)	671,153	889,255	1,347,451	294,598	(2,221,682)	(69,536)

Total non-operating income (loss)	44,204	79,268	46,632	85,431	(80,732)	(2,527)
Income (Loss) before income taxes	715,357	968,523	1,394,083	380,029	(2,302,414)	(72,063)
Income tax expense	42,055	21,032	81,578	86,608	6,784	212

Net income (loss)	673,302	947,491	1,312,505	293,421	(2,309,198)	(72,275)

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Weighted average shares outstanding:
Basic	114,083	123,251	129,041	124,080	110,694	110,694

Diluted	116,015	125,488	133,291	125,304	110,694	110,694

Earning (Loss) per share:
Basic	5.90	7.69	10.17	2.36	(20.86)	(0.65)

Diluted	5.80	7.55	9.85	2.34	(20.86)	(0.65)

Earning (Loss) per ADS(6):
Basic	23.61	30.75	40.68	9.46	(83.45)	(2.61)

Diluted	23.21	30.20	39.39	9.37	(83.45)	(2.61)

(1)	Impairment of goodwill and long-lived assets relating to FCI and Centronix acquisitions.
(2)	Write-off of in-process research and development generated from FCI acquisition after it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.
(3)	As a result of a fire at our subcontractor’s factory in May 2005, we paid compensation to customers for delays in product shipment.
(4)	Write-off of a non-trade related receivable, for which the collection was doubtful.
(5)	Gain from favorable settlement of litigation with Phison Electronics Corporation.
(6)	Each ADS represents four ordinary shares.

	As of December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,581,993	1,808,042	1,608,272	1,586,941	1,951,584	61,082
Other current assets	2,341,402	3,141,162	3,743,933	1,970,959	1,157,042	36,214
Working capital	3,292,041	3,990,702	3,894,692	2,510,053	2,323,606	72,726
Long-term investments	15,954	170,942	119,535	50,368	15,709	492
Property and equipment, net	83,734	319,356	519,189	911,884	773,218	24,201
Goodwill and intangible assets, net	—	—	2,849,437	2,641,504	1,261,159	39,473
Other non-current assets	65,048	89,182	279,865	282,995	260,825	8,163
Total assets	4,088,131	5,528,684	9,120,231	7,444,651	5,419,537	169,626
Total liabilities	638,346	960,561	1,536,124	1,155,061	905,795	28,350
Total shareholders’ equity	3,449,785	4,568,123	7,584,107	6,289,590	4,513,742	141,276

Consolidated Cash Flow Data(1):
Net cash provided by (used in) operating activities	(618,947)	596,765	1,599,288	2,785,044	323,927	10,139
Net cash provided by (used in) investing activities	146,020	(425,012)	(1,950,946)	(994,483)	(45,299)	(1,418)
Net cash provided by (used in) financing activities	1,278,868	59,929	124,816	(1,617,456)	18,471	579
Depreciation and amortization	23,906	35,596	92,284	155,225	163,129	5,106
Capital expenditures	(42,708)	(271,697)	(226,034)	(586,750)	(99,480)	(3,114)

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

Exchange Rate Information

Although a majority of our revenues and expenses are denominated in U.S. dollars, our operational headquarters is in Taiwan and we report our financial results in NT dollars. This annual report contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this annual report were made at a rate of NT$31.95 to US$1.00, the noon buying rate in effect as of December 31, 2009. On June 11, 2010, the noon buying rate was NT$32.40 to US$1.00.

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

	Noon Buying Rate NT$ per US$
	High	Low
January 2010	32.04	31.65
February 2010	32.14	31.98
March 2010	32.04	31.70
April 2010	31.74	31.30
May 2010	32.33	31.40
June 2010 (through June 11)	32.43	32.00

The following table sets forth the average noon buying rates between NT dollars and U.S. dollars for each of the periods indicated, calculated by averaging the noon buying rates on the last day of each month of the periods shown.

Average Noon Buying Rate NT$ Per US$
2005	32.16
2006	32.49
2007	32.43
2008	31.52
2009	32.96
2010 (through May 31)	31.82

Risk Factors

Because our operating results for any period could be adversely affected by a number of factors and may therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict.

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry;

•	decreases in demand for multimedia consumer electronics products, including mobile phones, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demands, market adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory as the global economic slowdown results in closures of less efficient fabs and fabs operating at lower utilization rates;

•	changes in the relative sales mix of our products;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

These and other factors make it difficult for us to assess our future performance. Our sales and operating results are difficult to predict and have in the past, and will likely in the future, fluctuate from period to period. We could fail to achieve the operating targets that we have announced, such as revenue growth, gross margin, and operating expense. In addition, our operating results in the future may be below the expectations of public market analysts or investors, which would likely cause the market price of our ADSs to decline. Any variations in our period-to-period performance may also cause the market price of our ADSs to fluctuate. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.

The current global recession of 2008 and 2009 and the downturn in the semiconductor industry have adversely affected our operating results and stock price in a material manner.

We operate primarily in the semiconductor industry, which is cyclical and has, from time to time, experienced significant downturns, most recently in connection with the most recent global downturn. These downturns are frequently characterized by decreases in product demand, production overcapacity, excess inventories and accelerated erosion of selling prices. These factors could cause substantial fluctuations in our revenue and results of operations. In addition, during these downturns, manufacturers of components, specifically NAND flash components that are used in our customers’ products, may choose to reduce their output and reduce availability of NAND flash components to our customers, which would lead to reduced demand for our controller products. Furthermore, during these downturns some competitors may become more aggressive in their pricing practices, which would adversely impact the prices of our competing products. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or our mobile storage, mobile communications, and multimedia SoCs markets to fully recover from downturns could negatively impact our revenue, business, financial condition and results of operations. The semiconductor foundry industry also periodically experiences increased demand which limit the availability of third-party foundry, assembly and testing capacity and may affect our ability to ship sufficient products to meet our customers’ purchase requests. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause large fluctuations in our stock price.

General worldwide economic conditions significantly deteriorated in 2008 and the first half of 2009. Although conditions in the semiconductor market in which we participate have recently improved, if general global economic conditions do not continue to improve or deteriorate further, it could adversely affect the semiconductor market and make it extremely difficult for us, our customers, our vendors, and manufacturers of components that are used in our customers’ products to accurately forecast and plan future business activities. Furthermore, during challenging economic times, our customers may face issues gaining timely access to sufficient credit, which could impair their ability to make timely payments. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding for accounts receivable would be negatively impacted. The recession of 2008 and 2009 and any future downturn may reduce our revenue or our revenue growth and result in our having excess inventory. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, either worldwide, or in the semiconductor industry. If the economy and the markets in which we operate do not improve from current conditions or if they continue to deteriorate, our customers or potential customers could reduce or delay their purchases of our products, which would adversely impact our revenues and our ability to manage inventory levels, collect customer receivables and, ultimately, adversely impact our profitability. In addition, we may record additional charges related to the restructuring of our business and the impairment of our goodwill and other long-lived assets, and our business, financial condition and results of operations may be materially and adversely affected.

Since we have limited visibility as to the sales volume of devices using our products by our customers, our ability to accurately forecast future demand for and sales of our products is limited.

We sell our ICs to original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) that integrate our products into their devices. We have limited visibility as to the volume of our products that our OEM and ODM customers are selling to their customers or carrying in their inventory. If our customers procure less than expected amounts of other primary components used in their products, specifically NAND flash components, experience a slowing of products sold through to their end customers, or have excess inventory, our sales orders from customers would likely slowdown, which would adversely impact our future sales and inventory.

We may make acquisitions that are dilutive to existing shareholders, resulting in unanticipated one-time charges or that may otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.

We continually evaluate and explore strategic opportunities as they arise, including business combinations and capital investments. If we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash would reduce our cash reserves.

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

In April 2007 we completed the acquisition of Future Communications IC, Inc. (“FCI”), a privately held Korea-based fabless mobile TV and wireless communications RF IC design company, and in November 2007 we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. The products from our FCI and Centronix acquisitions comprise our mobile communications product line. In the fourth quarter of 2009, we determined that goodwill and certain long-lived assets relating to our mobile communication product line are impaired and have taken an impairment charge of US$38.7 million. This is a non-cash impairment charge to GAAP earnings for our 2009 fiscal year and with this impairment charge, the net carrying cost of our mobile communication product line assets at the end of fourth quarter 2009 has been reduced to US$32.4 million. See “We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate” below. Risks arising from these or other future acquisitions could include among other things:

•	our ability to accurately assess the business and prospects of an acquisition or the anticipated benefits of an acquisition;

•	delays in or failure to complete the development and application of the acquired technologies or products;

•	timing of the rollout and adoption of mobile TV services and standards globally;

•	our ability to successfully integrate acquired technologies, operations and personnel;

•	failure to achieve projected results of the acquisition;

•	disruption of our ongoing business;

•	diversion of management and employees’ attention from our business;

•	risks associated with entering into a geographic region or business market in which we have little or no prior experience and specifically managing personnel in these regions;

•	difficulties in establishing and maintaining uniform standards, controls, policies and procedures;

•	deficiencies in the internal control of any acquired company resulting in a material weakness in our overall internal control;

•	our ability to recover costs of the acquisition or investment;

•	amortization expenses and large and immediate write-offs;

•	impairment charges related to goodwill or other assets;

•	negative impact on our relationships with customers, suppliers or contractors;

•	loss of key employees of acquired business; and

•	potentially dilutive issuance of equity securities.

In addition, future acquisitions could result in the incurrence of debt or contingent liabilities, adverse tax consequences, deferred compensation charges, dilution to future earnings, and large fees for professional advisor services, any of which could negatively impact our business financial conditions or results of operations and could cause our stock price to decline. We may be unable to identify suitable acquisition candidates or investment opportunities or consummate any such transactions on terms and conditions that are acceptable to us, if at all. We may not realize the anticipated benefits of any acquisition or investment.

We depend on a small number of customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 38%, 35% and 38% of our net revenue in 2007, 2008 and 2009, respectively. We had one customer in 2007, 2008 and 2009 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2009, Samsung Electronics was our largest customer and accounted for approximately 17% of our sales. Samsung was also our largest customer in 2008, accounting for approximately 10% of our sales. We believe a material portion of our sales to other customers are included in products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 19% and 20% of our sales in 2007, between 15% and 17% in 2008 and between 19% and 20% in 2009.

We expect that we will continue to depend on a relatively limited number of customers for a substantial portion of our net sales and our ability to maintain good relationships with these customers will be important to the ongoing success of our business. We cannot assure you that the revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Our failure to meet the demands of these customers could lead to a cancellation or reduction of business from these customers. In addition, loss, cancellation or reduction of business from, significant changes in scheduled deliveries to, or decreases in the prices of products sold to any of these customers could significantly reduce our revenues and adversely affect our financial condition and operating results. Moreover, any difficulty in collecting outstanding amounts due from our customers particularly customers who place large orders, would harm our financial performance. In addition, if our relationships with our largest customers are disrupted for any reason, it could have a significant impact on our business.

We operate in intensely competitive industries, and our failure to respond quickly to technological developments and incorporate new features into our products could harm our ability to compete.

We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive. To compete successfully, we must maintain a successful R&D effort, develop new products and production processes, and improve our existing products and processes at the same pace or ahead of our competitors. We may not be able to develop and market these new products successfully, new markets at which our products target may not grow as expected, the products we invest in and develop may not be well received by customers, and products developed and new technologies offered by others may affect demand for our products. These types of events could have a variety of negative effects on our competitive position and our financial results, such as reducing our revenue, increasing our costs, lowering our gross margin percentage, and requiring us to recognize impairments on our assets.

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

If demand for our products declines in the major end-markets that we serve, our selling prices and our overall sales will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in communications, consumer electronics and computing devices, such as mobile phones, smart phones, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential communications, consumer electronics and computing devices as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of communications, consumer electronics and computing devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products or reduce our cost of sales to offset expected declines in average selling prices, our gross margin will decline, which could have a material and adverse effect on our financial condition and operating results.

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our customers’ end products, our revenues could be adversely affected.

In 2005, 2007, and 2009, some of our customers indicated that they were unable to acquire enough flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased or are planning to increase manufacturing capacity for flash memory. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. Because flash memory is a key component in many of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer controllers from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. The competition for such personnel, particularly technical personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. These technical personnel are required to refine the existing hardware system and application programming interface and to introduce enhancements in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior management or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as have an adverse effect on our overall growth.

In addition, if any other members of our senior management or any of our other key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan, China or Korea, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan, China, or Korea due to uncertainties involving the Taiwanese, Chinese, or Korean legal systems.

We may be unsuccessful in developing and selling new products or in penetrating new markets required to maintain or expand our business.

Currently, we sell most of our solid state storage controller solutions to manufacturers of flash memory cards and USB flash drives. Flash memory cards were originally used in digital still cameras as storage for digital pictures and videos. The market for flash memory cards expanded significantly as smaller form factor cards were developed, NAND flash component and controller prices decreased, and mobile phone manufacturers incorporated embedded cameras and other advanced multimedia functionalities and card slots into their products to utilize flash memory cards as primary storage for pictures, video, music, and other data generated or enjoyed by consumers of mobile phones. The market for flash memory cards further expanded as the categories of mobile phones that utilize flash memory cards as data storage expanded from camera phones to smart phones. The market for USB flash drives is principally related to the PC market as USB flash drives are popularly used as peripheral storage for desktop and notebook PCs. We have been successful in developing controllers for flash memory cards used in digital cameras, camera phones, and smart phones and controllers for USB flash drives used with desktop and notebook PCs. The future growth of our mobile storage revenue, if any, will depend in part on our ability to expand beyond the digital camera, mobile phone, and PC markets and the flash memory card and USB flash drive markets, particularly into markets for solid state drives and embedded memory applications.

Currently, we sell most of our mobile TV IC solutions to Korean manufacturers of handsets and navigation devices for the domestic Korean market. The future growth of our mobile communications revenue, if any, will depend in part on our ability to expand beyond the Korean market to emerging mobile TV markets such as China, Brazil, the United States, and Europe and the mature Japanese market.

Each of these markets, whether for solid state storage controllers or mobile TV IC solutions, present distinct and substantial risks. Most of these markets are new, still developing, and relatively small. If any of the new markets does not develop as we currently anticipate or if we are unable to penetrate it successfully, our overall corporate revenue and revenue growth rate, if any could be materially and adversely affected.

If we fail to penetrate these other new markets upon which we target our resources, our revenue and revenue growth rate, if any, will likely decrease over time and our financial condition could suffer.

We may not be able to deliver our products on a timely basis if our relationships with our suppliers, our semiconductor foundries or our assembly and test subcontractors are disrupted or terminated.

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Five outside foundries, Silterra in Malaysia, Taiwan Semiconductor Manufacturing Company (“TSMC”) in Taiwan, Semiconductor Manufacturing International Corporation (“SMIC”) and Grace Semiconductor Manufacturing Corporation (“Grace”) in China, and STMicroelectronics in Europe currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

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

The manufacture of semiconductors is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield. In some situations, such deviations may cause production to be suspended. The foundries that manufacture our semiconductors have from time to time experienced lower than anticipated manufacturing yields, including yields for our semiconductors, typically during the production of new products or architectures or during the installation and start-up and ramp-up of new process technologies or equipment. If the foundries that manufacture our semiconductors do not achieve planned yields, our product costs could increase and product availability would decrease.

After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield that involves our quality assurance team working closely with pertinent subcontractors in the various phases of the assembly and testing processes.

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

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries such as China where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it would be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control transactions.

We currently have more than 118 patents and 506 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we have been engaged in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or which may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of the technology. See “Legal Proceedings.”

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

We face competition from a large number of competitors in each of our target markets. Our primary competitors in our mobile storage market include Alcor Micro, Chipsbank, Hyperstone, J-Micron, Phison, Samsung, Skymedi, Solid State Systems, and ITE. For multimedia SoCs products, the companies with whom we compete include Actions, ALi, Freescale, Fujitsu, Novatek, Rockchip, Sonix, Vimicro and XGI. For mobile communications products, the companies with whom we compete include Analog Devices, DiBcom, Frontier Silicon, GCT Semiconductor, I&C Technology, Maxlinear, Murata, Nexilion, Qualcomm, Siano, and Toshiba. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

The multimedia consumer electronics market, which is the principal end market for our products, has historically been subject to intense price competition. In many cases, low-cost, high-volume semiconductor component producers have entered markets and driven down profit margins. If a low-cost, high-volume producer should develop products that compete with our products, our sales and profit margins would suffer.

Our products must meet exacting specifications and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk and risks of indemnification against defects in our products.

Our products are complex and may contain undetected hardware or software defects or failures, especially when first introduced or when new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and materially affect our customer relations and business reputation. If we deliver products with errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify some of our customers in some circumstances against liability from defects in our products. A successful warranty or product liability claim could require us to make significant payments.

Our intellectual property indemnification practices may adversely impact our business.

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of intellectual property infringement in circumstances where our products are a factor in creating infringement exposure. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 compression standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. In the contracts under which we distribute semiconductor products, we generally have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property. In some of our licensing agreements, we have agreed to indemnify the licensor against losses arising out of or related to our conduct or services. We cannot assure you that claims for indemnification will not be made or that these claims would not have a material and adverse effect on our business, operating results or financial condition.

We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate.

We are required to perform testing for impairment losses for long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. In November 2009, we recorded NT$217.2 million (US$6.8 million) of impairment charges relating to our long-lived assets. We performed our annual impairment assessment of the carrying value of the goodwill in November 2009, determined that the goodwill balance was impaired, and wrote down the goodwill balance by NT$1,019.4 million (US$31.9 million). Through our acquisitions of FCI and Centronix, we have acquired core technology, customer relationships, goodwill and other intangible assets. As of December 31, 2009, the Company has goodwill associated with our acquisitions of NT$1,168.8 million (US$36.6 million) and net acquired intangible assets of NT$92.4 million (US$2.9million). Goodwill must be tested for impairment at least on an annual basis. Although we recorded an impairment on goodwill and other long-lived assets during 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods.

In addition, we have made investments in private companies. If the companies that we invest in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in 2009 and past years. These and future impairment charges could have a material impact on our operating results. In 2007, 2008 and 2009, we recorded impairment charges relating to our private company investments of NT$14.4 million, NT$69.3 million, and NT$8.6 million (US$0.3 million), respectively.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2009 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

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

Many of these factors are beyond our control and may negatively impact the market price of our ADSs, regardless of our performance. In addition, the stock market in general, and the market for technology and semiconductor companies in particular, have been highly volatile. Our ADSs may not trade at the same price levels as that of other semiconductor and technology companies, and shares of semiconductor and technology companies, in general, may not sustain their current market prices. These fluctuations as well as general economic, political, and market conditions may have an adverse effect on the market price of our ADSs.

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. We are headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Europe, Korea, Malaysia and Taiwan. We generated 94%, 94% and 93% of our revenue in 2007, 2008 and 2009, respectively, from sales to customers outside the United States. International operations are subject to many other inherent risks, including but not limited to:

•	international economic and political conditions, such as political tensions between countries in which we do business (please also refer to Risk Factors relating to Taiwan and Korea);

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	complying with a variety of foreign laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	cultural differences in the conduct of business;

•	inadequate local infrastructure that could result in business disruptions;

•	exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	imposition of additional taxes and penalties; and

•	other factors beyond our control such as terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome, the Avian influenza, and the Swine influenza.

Although our reporting currency is the NT dollar, the majority of our sales and cost of sales are denominated in the U.S. dollar. The majority of our operating expenses are denominated in the NT dollar, and to a lesser extent Korean won, Chinese renminbi, and U.S. dollar. As a result, appreciation or depreciation of other currencies in relation to the NT dollar could result in material transaction and translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

Taiwan and parts of China and the United States are susceptible to earthquakes. In 1999 and 2008, Taiwan and China, respectively, experienced severe earthquakes that caused significant property damage and loss of life. A major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

While we also, through our acquisition of FCI, maintain substantive operations in Korea, our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, most of our foundries and assembly and testing suppliers such as Grace, SMIC, Taiwan IC Packing Corp. (“TICP”), TSMC, and Youngtek Electronics Corp. (“YTEC”) are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National Peoples’ Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwanese and South Korean governments have been supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwanese government. For example, under the Statute for Upgrading Industries of Taiwan, we are granted tax credits by the Taiwan Ministry of Finance for qualifying research and development costs and in qualifying employee training expenses. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the government. The Statute for Upgrading Industries of Taiwan expired at the end of 2009 and previously granted tax credits and preferential tax treatments have been cancelled. However, we are still eligible to use certain previously granted unutilized, unexpired tax credits and exemptions. See “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and note 14 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

The South Korean government provides a variety of tax incentives designed to promote designated industries such as the technology industry. We, like many Korean technology companies, have benefited from certain tax incentives, including tax credits for applicable research and development expenses and tax credit for investments made to improve business productivity. If these and other tax incentives are curtailed or eliminated, our net income may decrease materially.

We face substantial political risk associated from doing business in South Korea because of tension political relationship between South Korea and North Korea.

Relations between South Korea and North Korea have been tense over most of South Korea’s history, and more recent concerns over North Korea’s nuclear and ballistic missile capabilities, hostile actions by North Korea against South Korea, and relations between the United States and North Korea, have created a global security issue that may adversely affect South Korean business and economic conditions. South Korea was not a signatory of the armistice agreement that ended the Korean War, and since no peace treaty was signed between South Korea and North Korea, the two countries are technically still at war. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events. An adverse change in economic or political conditions in South Korea or in its relations with North Korea could have a material adverse effect on our South Korea subsidiary and our company.

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

Below is the structure chart for our organization:

Overview

We are a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoCs business, and mobile communications business. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, universal serial bus (“USB”) flash drives, SSDs, and embedded flash. These flash memory storage products are widely used for external or internal storage of data by consumer electronics devices such as mobile phones, digital still cameras, camcorders, personal navigation devices, personal multimedia players, and notebook and desktops personal computers. Our multimedia SoCs business is composed primarily of products that support notebook PC webcams and embedded graphics applications. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs and electronic toll collection RF ICs, and became our new product line as a result of our acquisition of FCI in April 2007.

We sell our semiconductor solutions to leading original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Hynix, Kingston, Lexar Media, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by most of the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and USB flash drives sold in the retail market. Our multimedia SoCs are used primarily for office automation, industrial PCs, servers, and other applications, and for notebook PC webcams by companies such as Advantech, AsusTek, ChipPC, Fuji-Xerox, Kontron, Lenovo, Siemens, ThinNetworks, and Toshiba-TEC. We provide our innovative mobile communications ICs to LG Electronics, Pantech, Samsung, and other companies. We sell our products through our direct sales force and distributors in Canada, China, Europe, Japan, Korea, Taiwan and the United States.

In past years, we experienced periods of rapid sales growth and decline. Our net sales grew from approximately NT$2,686.5 million in 2005 to approximately NT$3,460.5 million in 2006 to approximately NT$5,847.3 million in 2007 and declined to approximately NT$5,528.1 million in 2008 and to approximately NT$2,893.2 million (US$90.6 million) in 2009.

Acquisition of Future Communications IC, Inc.

In April 2007 we acquired FCI. FCI is a leading designer of RF ICs for mobile TV and wireless communications based in Seoul, South Korea. The final purchase price for the transaction was approximately US$62 million in cash and US$40 million in our ordinary shares and options to purchase our ordinary shares.

Industry Background

The convergence of consumer electronics, communications, and computing devices has been accelerating at a fast rate in recent years as advances in technology enable different categories of electronic devices to offer similar functionalities, which often involve the processing, storage, and transfer of digital multimedia content. Mobile phones for example have been transformed into multimedia consumer electronics devices with camera, video recorder, music player, e-mail, Internet access, electronic games, television, and other functions, because mobile phones have increasingly sophisticated multimedia applications processing, data storage, and data transfer capabilities. Personal computers have also been transformed into multimedia consumer electronics devices by multimedia data processing, storage, and transfer technologies that include wireless connectivity, Internet telephony, video telephony, and more advanced video and audio capabilities. Several important semiconductor technology developments have led to the significant improvement by electronics devices to process, store, and transfer digital multimedia content and these include the development of NAND flash as a widely used data storage medium, high-performance multimedia application processors and advanced communication-related RF ICs.

Our Markets and Products

We design, develop and supply a portfolio of multimedia data processing, storage, and transfer solutions targeted primarily at consumer electronics applications. Our current product offerings address three main markets: mobile storage, multimedia SoCs and mobile communications markets. The following is a brief description of each of our markets.

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

Our controllers are designed to be compatible with and the companion IC to the vast majority of NAND flash produced by companies such as Hynix, Intel, Micron, Numonyx, Samsung, SanDisk and Toshiba. Because NAND flash from different manufacturers may be dissimilar in terms of IC packaging, input/output timing, command code and other factors, a controller plays an important role in ensuring NAND flash used in flash memory storage products are compatible with consumer electronics host devices. New NAND flash from different manufacturers or the same vendor may require new silicon microcontroller solutions, updates to the firmware in the controller, extensive and thorough debugging and testing of the controller with the updated NAND flash driver and extensive and thorough compatibility testing of the NAND flash memory storage product.

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

We believe we offer the broadest line of high-performance controllers for all major NAND flash memory card formats, including Compact Flash (“CF”), MultiMedia Card (“MMC”), Secure Digital (“SD”) and Memory Stick (“MS”), as well as sub-types of these formats, such as SD card’s miniSD card and microSD card. We believe that our controllers are compatible with the majority of NAND flash currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Our controllers also support two-bits per cell MLC and three-bits per cell MLC NAND flash.

Our proprietary IC design methodology, strong firmware capability, proprietary assembly techniques and comprehensive testing procedures enable us to offer controllers that have significant competitive advantages with respect to compatibility, speed, connectivity and cost. Based on our proprietary QuickWrite technology, we believe our controllers outperform competing products on product benchmarking tests. Our FastMDC, Block EarlyRetirement, and PowerCycling technologies enable high performance and high reliability data storage. Our flash memory controllers are also designed for very low stand-by power consumption, to withstand electro-static discharge and to allow flexible flash memory configuration through both hardware and firmware. Our flash memory card controller ICs are manufactured primarily using standard CMOS processes at 0.13- and 0.18- micron.

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

Other storage controllers. In addition to controllers for flash memory cards, USB flash drives and card readers, we also offer controller solutions for embedded flash memory and controllers for solid state drives (“SSDs”). SSD is a next generation storage technology designed to replace or compliment hard disk drives. SSDs are potentially faster in terms of data read/write speed, more durable and not prone to mechanical malfunction, more power efficient and generate less heat, quieter, and smaller in form factor. Our embedded controller solutions include controllers mounted on the printed circuit board of electronic devices, used to control NAND flash also mounted on the printed circuit board of the device, as well as controllers contained in a single semiconductor package with one or more companion NAND flash dies. In 2007, we started shipping controllers for solid state drives and embedded memory solutions for use in industrial, networking, and consumer applications, notebook PCs and servers.

Multimedia SoCs

We design and develop a wide range of multimedia SoCs for embedded graphics applications and notebook PC webcams. SoCs are integrated circuits that include a central processing unit, memory interfaces and other components and that address a range of end application requirements, including low power, high performance, low cost and high levels of system integration. Our SoCs are manufactured using standard CMOS processes.

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

Based on our DualMon technology, our graphics processors can drive two separate displays using one processor. This saves on costs as well as space on mother boards. Our ReduceOn® technology enables intelligent power management which algorithmically varies the clock and power to functional units based on system needs to significantly reduce average operating power usage. End-users can thus use the mobile devices for longer periods without a reduction in performance.

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

Mobile Communications

Beginning in May 2007, we started offering semiconductor solutions for mobile TV, CDMA mobile phones, and electronic toll collection systems. Our new mobile communications portfolio of products became a part of our company following the completion of our acquisition of FCI at the end of April 2007. FCI was formerly a mobile communication RF IC company that focused on developing IC solutions for receiving mobile TV signals on mobile phones, as well as receiving and transmitting voice, video and data on mobile phones.

Mobile TV IC Solutions. Our products include mobile TV tuners and integrated tuner plus demodulator SoCs for mobile phones and other portable devices. Our solutions are designed for many mobile TV broadcast standards including T-DMB, ISDB-T, DVB-H/T, CMMB and ATSC-M/H. According to competitor product benchmarking, we believe our mobile TV tuners and SoCs are among the most competitive in the market in terms of smallest chip size, lowest power consumption, lowest noise and high adjacent channel selectivity.

CDMA RF ICs. We offer CDMA transceivers for VIA and certain Qualcomm modem solutions.

Electronic toll collection system RF ICs. We are a leading supplier of transceiver ICs for Korea’s electronic toll collection system.

Our Customers

We sell our semiconductor solutions to leading original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, worldwide. We provide our high performance flash memory storage controller to companies such as Hynix, Kingston, Lexar Media, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and UBS flash drives sold in the retail market. Our multimedia SoCs are used primarily for office automation, industrial PCs, servers, and other applications and for notebook PC webcams by companies such as Advantech, AsusTek, ChipPC, Fuji-Xerox, Kontron, Lenovo, Siemens, ThinNetworks, and Toshiba-TEC. We provide our innovative mobile communications ICs to LG Electronics, Pantech, Samsung, and other companies.

Sales to our five largest customers represented approximately 38%, 35% and 38% of our net revenue in 2007, 2008 and 2009, respectively. We only had one customer in 2007, 2008 and 2009 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2009, Samsung Electronics was our largest customer and accounted for approximately 17% of our sales. Samsung was also our largest customer in 2007 and 2008, accounting for approximately 12% and 10% of our sales, respectively. We believe a material portion of our sales to other customers are included in products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 19% and 20% of our sales in 2007, between 15% and 17% in 2008, and between 19% and 20% in 2009.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and ODM customers in Taiwan, Korea, China, the United States, and Japan. Approximately 82% of our sales in 2007, 74% of our sales in 2008 and 73% of our sales in 2009 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors with locations throughout the world. We selected these distributors based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing groups focus on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis, and corporate communications. We seek to work with potential and existing customers early in their design process in order to best match our products to their needs, and more broadly, ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our research and development, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as JEDEC and the SD Card Association for flash memory cards, helps us monitor the latest industry developments and promote our corporate profile. Our marketing groups also work with our sales teams to identify new business opportunities.

We also have field application engineers, or FAEs, who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, digital, mixed-signal and RF IC design, and software engineering. As of June 18, 2010, we had 118 patents in China, Japan, Korea, Taiwan, and the United States and 506 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

We believe technology research and product development are essential to our growth. Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea, Shanghai and Shenzhen, China and Milpitas, California. Our facilities in Milpitas focus primarily on graphics products, our facilities in Seoul focus primarily on mobile communications products, and our facilities in Hsinchu, Taipei, Shanghai and Shenzhen focus primarily on mobile storage and other products.

Our research and development expenses were approximately NT$822.7 million, NT$1,080.9 million and NT$1,122.5 million (US$35.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Wafer fabrication. TSMC in Taiwan, SMIC and Grace in China, Silterra in Malaysia and STMicroelectronics in Europe are currently our primary foundries that manufacture most of our semiconductors. Our foundries in Taiwan, Malaysia and China currently fabricate our devices using mature and stable CMOS process technology primarily with line-widths of 0.09-, 0.13-, 0.16-, 0.18-, and 0.25- micron. We also rely on STMicroelectronics as our foundry for mobile communications products using Bi-CMOS process technology primarily with line-widths of 0.25 and 0.35 micron. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual die, assembled into finished IC packages, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as SPIL, TICP, King Yuan Electronics, YTEC and Giga Solution Tech in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

Our primary competitors in our mobile storage market include Alcor Micro, Chipsbank, Hyperstone, J-Micron, Phison, Samsung, Skymedi, Solid State Systems and ITE. For multimedia SoCs products, the companies with whom we compete include Actions, AMD, Freescale, Fujitsu, Novatek, Rockchip, Sonix, Vimicro and XGI. For mobile communications products, the companies with whom we compete include Analog Devices, DiBcom, Frontier Silicon, GCT Semiconductor, I&C Technology, Maxlinear, Murata, Nexilon, Qualcomm, Siano, and Toshiba.

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

As of June 18, 2010, we held 118 patents in the United States, Taiwan, and other countries and have 506 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “SSDLifeGuard,” “SSDLifeSaver,” and “TurboMLC” as trademarks in the United States, Taiwan, and other countries.

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

In addition to these facilities in Taiwan, we also purchased in 2008 the facility in Shanghai with an aggregate floor space of approximately 15,900 square feet for US$4.0 million. We lease facilities in Seoul, Korea, Shenzhen, and Beijing, China, Milpitas, California, and Yokohama, Japan for research and development, sales and marketing, as well as administration. These facilities in aggregate consist of approximately 59,400 square feet of floor space with lease terms expiring at various dates between 2010 and 2014. In 2004, we entered into an agreement to acquire 6,300 square feet of floor space of a multi-story building in the suburbs of Seoul for NT$235.3 million (US$7.2 million); this construction project was terminated by its developer in December 2009.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. The semiconductors that we sell are mobile storage ICs, mobile communications ICs, and multimedia SoCs. Net sales generated by these product groups for the periods indicated were as follows:

	Year Ended December 31,
	2007		2008		2009
	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile storage(1)	4,500,115	77	4,133,807	75	1,802,982	62
Mobile Communications(2)	761,608	13	965,135	17	727,798	25
Multimedia SoCs(3)	563,739	10	402,082	7	350,822	12
Other products(4)	21,867	—	27,027	1	11,628	1

Total	5,847,329	100	5,528,051	100	2,893,230	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, and embedded flash applications.
(2)	Includes mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs.
(3)	Includes graphics processors and notebook PC webcam SoCs.
(4)	Includes primarily demo boards.

For the years ended December 31, 2007, 2008 and 2009 we derived approximately 41%, 39%, and 36% respectively, of our net sales from customers located in Taiwan and approximately 6%, 6%, and 7% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2007	2008	2009
Country
Taiwan	41%	39%	36%
Korea	26%	25%	32%
China	17%	22%	16%
United States	6%	6%	7%
Others	10%	8%	9%

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2007	2008	2009
Currency
U.S. dollars	55%	60%	76%
NT dollars	34%	22%	13%
Korean won	11%	18%	11%

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

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as mobile phones, DSCs, desktop and notebook PCs, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and decreased net sales in the first half of each year. However, our rapid sales growth in the past and recent sales decline makes it difficult for us to assess the impact of seasonal factors on our business.

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance;

•	cost of raw materials, for example, SDRAM used with our graphics processors; and

•	write-off of inventory.

We engage independent foundries for the manufacturing and processing of our semiconductors. Our manufacturing cost is subject to the cyclical supply and demand conditions typical of the semiconductor industry. Our cost per wafer generally fluctuates with the availability of capacity at independent foundries. We believe that our cost of sales is substantially variable in nature, and will likely fluctuate as our market conditions change.

Research and development expenses. Our research and development expenses consist primarily of employee salaries and contractor costs, stock-based compensation expense, fees paid for the use of intellectual properties and design tools developed by third parties, development cost of software, expenses for the design, development and testing of system architecture, new product or product alternatives, costs for the construction of prototypes, occupancy costs and depreciation on research and development related equipment. We expense research and development expenditures as they are incurred. We expect research and development expenses to increase in absolute terms in future periods as our net sales increase.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of employee salaries and related costs, stock-based compensation expense, commissions paid to independent distributors and costs for our advertising and promotional activities. We expect that our sales and marketing expenses will increase in absolute terms over the next several years as our net sales increases.

General and administrative expenses. Our general and administrative expenses consist primarily of general employee salaries and related costs, stock-based compensation expense, insurance premiums, professional fees and allowance for doubtful accounts. We expect that general and administrative expenses will increase in absolute terms in future periods as our net sales increase.

Amortization of acquired intangible assets. Amortization of acquired intangible assets relates to intangible assets, such as core technology and customer relationships, but excluding goodwill, acquired in the FCI and Centronix acquisitions.

Acquired in-process research and development. Acquired in-process research and development relates to the in-process research and development expensed upon the acquisition of FCI as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.

Impairment of goodwill and long-lived assets. We evaluated the recoverability of goodwill and long-lived assets annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Accounting for stock-base compensation. We estimate the fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model and recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

Non-operating income and expenses. Our non-operating income and expenses include gains or losses on the sales of investments, interest from deposited cash or short-term investments, gains or losses on foreign exchange rates, impairment of long-term investments, interest paid on loans and capital leases and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments quarterly and make corresponding write-downs as required to the value of the long-term investments.

Provision for income taxes. We must make certain estimates and judgments in determining income tax expenses for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We have operations in several countries and determine income taxes for each of the jurisdictions where we operate. Taiwan and Korea are our two primary countries of operations.

In Taiwan, we have received tax exemptions from the government that are valid for a number of years and for certain income streams attributable to expanded production capacity or newly developed technologies. We also receive significant amounts of tax credits for applicable research and development expenses incurred in Taiwan and Korea. Because of these and other tax benefits, the effective tax rates of our Taiwan and Korea operations have been and will continue to be lower than statutory tax rates. See “Risk Factors” for the risks relating to our ability to enjoy favorable tax policies of the Taiwanese and Korean governments.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. As of December 31, 2007, 2008 and 2009, our allowance for sales returns and discounts was approximately NT$45.8 million, NT$35.8 million and NT$58.0 million (US$1.8 million), respectively, representing approximately 0.8%, 0.6% and 2.0% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. Our reserve for price adjustments to distributors were NT$74 thousand, NT$6 thousand and NT$381 thousand (US$12 thousand) in 2007, 2008 and 2009, respectively.

Allowance for doubtful accounts. We record an allowance for doubtful accounts based on our evaluation of the collectability of our accounts receivable. Normal payment terms are provided to customers and apply upon transfer of title. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable due from customers, we categorize accounts receivable and make provisions based on a percentage of each category. We determine these percentages by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers, or economic conditions in general, were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.

As of December 31, 2008 and 2009 our allowance for trade-related doubtful accounts was approximately NT$180 million and NT$97.8 million (US$3.1 million), respectively, representing approximately 14.8% and 14.7% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and provide reserves for inventory on hand in excess of the estimated demand. As of December 31, 2007, 2008 and 2009, we wrote down NT$41.6 million, NT$222.3 million and NT$214.4 million (US$6.7 million), respectively, for estimated obsolete or unmarketable inventory.

Stock-based compensation. We recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant using the valuation model requires judgment. We use the Black-Scholes valuation formula to estimate the fair value of employee stock options. Option pricing models, including the Black-Scholes formula, require the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of Silicon Motion. We estimated our options’ expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determined that another method for estimating expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these input assumptions was prescribed by authoritative guidance, the fair value calculated for future share-based awards could change significantly from those used for past awards, even if the critical terms of the awards are were similar. Higher volatility and expected terms result in an increase to share-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial condition. In 2009, we recognized impairment losses of approximately NT$217.2 million (US$6.8 million).

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee’s net assets as of the respective year end. During 2007, 2008 and 2009, we recognized impairment losses of approximately NT$14.4 million, NT$69.3 million and NT$8.6 million (US$0.3 million), respectively in long term investments in Spright Co., Ltd. and Vastview Technology, Corp. as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that Silicon Motion’s investments were not recoverable within a reasonable period of time.

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

We completed our most recent annual impairment test and recorded an impairment charge of NT$1,019.4 million (US$31.9 million) for the year ended December 31, 2009. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represents the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for a write-down of goodwill in connection with such tests.

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

Effective January 1, 2007, the Company adopted standards that clarified the accounting for uncertain tax positions. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50% likely to be realized. The total amount of unrecognized tax benefits as of December 31, 2007, 2008 and 2009 was NT$137.4 million, NT$208.5million and NT$321.2 million (US$10.1 million), respectively, excluding accrued interest and penalties. As of December 31, 2009, NT$6.9 million (US$0.2 million) of interest and penalties was accrued. Fiscal year 2007 through 2009 remains subject to examination by the US Internal Revenue Service. Fiscal years 2004 through 2009 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits will change significantly. See Note 14 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2009.

Litigation and contingencies. From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business, as well as other matters identified in “Legal Proceedings,” in Item 8 of this Annual Report. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We have been issued patents and may have additional patents in the future; however, we cannot provide assurance that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop corresponding technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	47.2	52.7	58.9

Gross profit	52.8	47.3	41.1

Operating expenses (income):
Research and development	14.1	19.6	38.8
Sales and marketing	5.1	6.7	13.7
General and administrative	6.5	12.2	16.1
Amortization of intangible assets	2.8	3.5	6.6
Impairment of goodwill and long-lived assets	—	—	42.7
Write-off of in-process research and development	1.3	—	—

Total operating expenses	29.8	42.0	117.9

Operating income (loss)	23.0	5.3	(76.8)

Non-operating income (expenses):
Gain on sales of short-term investments — net	0.4	0.3	0.0
Gain on sales of long-term investment — net	0.1	—	—
Interest income	0.9	0.8	0.8
Interest expense	(0.0)	(0.0)	(0.1)
Foreign exchange gain (loss) — net	(0.3)	1.7	(3.1)
Impairment of long-term investment	(0.3)	(1.3)	(0.3)
Other income (loss), net	0.0	0.0	(0.1)

Total non-operating income (loss)	0.8	1.5	(2.8)

Income (loss) before income taxes	23.8	6.8	(79.6)
Income tax expense	1.4	1.6	0.2

Net income (loss)	22.4%	5.2%	(79.8)%

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

Net sales.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Net sales
Mobile storage	1,802,982	62	4,133,807	75	(2,330,825)	(56)
Mobile communications	727,798	25	965,135	18	(237,337)	(25)
Multimedia SoCs	350,822	12	402,082	7	(51,260)	(13)
Other products	11,628	1	27,027	—	(15,399)	(57)

Net sales	2,893,230	100	5,528,051	100	(2,634,821)	(48)

Our net sales decreased 48% year-over-year to approximately NT$2,893.2 million (US$90.6 million) in 2009 as total unit shipment for our products decreased 37% and average selling prices declined 17%.

Our mobile storage unit sales decreased 37% year-over-year as NAND flash manufacturers reduced their production during the worldwide economic recession and reduced their sales to our mutual customers. Since our customers procured fewer NAND flash components and manufactured fewer NAND flash storage devices, they also procured fewer controllers from us. Mobile storage ASPs declined 34% due to intense competition and revenue declined 56%. Mobile communications revenue declined 25% because 2008 revenue included a large non-recurring sale to China and 2009 revenue was negatively affected by mobile TV product transitions and an economic recession in Korea. Multimedia SoCs revenue declined 13% because our graphics product sales were affected by weak economic conditions in Japan and other important markets

Gross profit.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Gross profit	1,190,422	41	2,613,464	47	(1,423,042)	(55)

Gross profit as a percentage of net sales declined from 47% in 2008 to 41% in 2009 primarily because of obsolete and unmarketable inventory write-downs. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue declined from 51.0% in 2008 to 49.0% in 2009, as declining average selling prices was partially offset by a decline in product costs.

Research and development expenses.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	477,059	17	492,855	9	(15,796)	(3)
Stock-based compensation	224,220	8	138,910	3	85,310	61
Other research and development	421,212	14	449,153	8	(27,941)	(6)

Research and development	1,122,491	39	1,080,918	20	41,573	4

Our research and development expenses increased 4% year-over-year to approximately NT$1,122.5 million (US$35.1 million) in 2009. Salary and benefits decreased 3% year-over-year to approximately NT$477.1 million (US$14.9 million), primarily because of a 3% decrease in the number of employees engaged in research and development activities. Stock-based compensation increased 61% year-over-year to approximately NT$224.2 million (US$7.0 million), partly attributable to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other expenses decreased 6% year-over-year to approximately NT$421.2 million (US$13.2 million), primarily because of less IC tape-out and other project expenses.

Sales and marketing expenses.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	199,879	7	205,330	4	(5,451)	(3)
Stock-based compensation	77,500	3	55,337	1	22,163	40
Other sales and marketing	118,606	4	108,196	2	10,410	10

Sales and marketing	395,985	14	368,863	7	27,122	7

Our sales and marketing expenses increased 7% year-over-year to approximately NT$396.0 million (US$12.4 million) in 2009. Salary and benefits decreased 3% year-over-year to approximately NT$199.9 million (US$6.3 million), primarily because of a 1% decrease in the number of employees engaged in sales and marketing activities. Stock-based compensation increased 40% year-over-year to approximately NT$77.5 million (US$2.4 million), partly attributable to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other sales and marketing expenses increased 10% year-over-year to approximately NT$118.6 million (US$3.7 million) primarily because of higher compatible testing fees in 2009.

General and administrative expenses.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	174,572	6	213,802	4	(39,230)	(18)
Stock-based compensation	120,298	4	70,334	1	49,964	71
Other general and administrative	169,818	6	391,149	7	(221,331)	(57)

General and administrative	464,688	16	675,285	12	(210,597)	(31)

Our general and administrative expenses decreased 31% year-over-year to approximately NT$464.7 million (US$14.5 million) in 2009. Salary and benefits decreased 18% year-over-year to approximately NT$174.6 million (US$5.5 million), primarily because of 8% decrease in the number of employees engaged in general and administrative activities. Stock-based compensation increased 71% year-over-year to approximately NT$120.3 million (US$3.8 million), partly attributable to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other general and administrative expenses decreased 57% year-over-year to approximately NT$169.8 million (US$5.3 million) primarily because reserves for doubtful accounts decreased NT$121.6 million (US$3.8 million) and the legal expenses relating to the SanDisk litigation decreased NT$51 million (US$1.6 million) in 2009.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Cost of sales	24,445	1	11,481	—	12,964	113
Research and development	224,220	8	138,910	3	85,310	61
Sales and marketing	77,500	3	55,337	1	22,163	40
General and administrative	120,298	4	70,334	1	49,964	71

Total stock-based compensation	446,463	16	276,062	5	170,401	62

In 2009, we accelerated the vesting of certain soon-to-vest RSUs and cancelled a small portion of outstanding RSUs previously granted to employees. Total expense incurred for the acceleration and cancellation, net of forfeiture adjustment was approximately NT$163.8 million (US$5.1 million).

See Note 16 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	192,391	7	193,800	4	(1,409)	(1)

Our amortization of intangible asset decreased 1% year-over-year to approximately NT$192.4 million (US$6.0 million) in 2009. This expense was associated with the amortization of intangible assets relating to our acquisitions of FCI and Centronix in April and November 2007, respectively.

Impairment of goodwill and long-lived assets.

We performed annual impairment assessments of the carrying value of goodwill and other long-lived assets in November 2009 and 2008. During our 2009 evaluation, we compared the carrying value of our mobile communications reporting unit to its estimated fair value and determined that goodwill and certain other long-lived assets were impaired and recognized approximately NT$1,019.4 million (US$31.9 million) for goodwill impairment and NT$217.2 million (US$6.8 million) for impairment of certain other long-lived assets.

See Note 11 of Notes to Consolidated Financial Statements for a further discussion of impairment of goodwill and other long-lived assets.

Interest expense. Our interest expense decreased to approximately NT$3.5 million (US$0.1 million) for the year ended December 31, 2009 from approximately NT$4.8 million for the year ended December 31, 2008 due to less of borrowings in 2009 compared with 2008.

Foreign exchange gain (loss). For the year ended December 31, 2009, we incurred a foreign exchange losses of NT$88.9 million (US$2.8 million), compared with a gain of NT$96.4 million for the year ended December 31, 2008. The foreign exchange loss in 2009 resulted primarily from the strength of the NT dollar relative to the U.S. dollar.

Interest income. Our interest income decreased to approximately NT$22.1 million (US$0.7 million) for the year ended December 31, 2009 from approximately NT$44.0 million for the year ended December 31, 2008 because of declining interest rates.

Impairment of long-term investment. In 2009, we determined that our investment in Vastview was impaired because a combination of recurring losses and reduced forecasts indicated that our investment was not recoverable within a reasonable period of time and that the impairment was other than temporary and recorded an impairment charge of NT$8.6 million (US$0.3 million). In 2008, we determined that our investments in Spright and Vastview were impaired NT$69.3 million.

Income tax expense. Our income tax expense decreased to approximately NT$6.8 million (US$0.2 million) for the year ended December 31, 2009 from an income tax expense of approximately NT$86.6 million for the year ended December 31, 2008 primarily because of lower taxable income in 2009.

Net income (loss). Net loss was approximately NT$2,309.2 thousand (US$72.3 million) for the year ended December 31, 2009, compared to a net income of approximately NT$293.4 million for the year ended December 31, 2008.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Net sales.

	Years Ended December 31
	2008		2007
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Net Sales
Mobile storage	4,133,807	75	4,500,115	77	(366,308)	(8)
Mobile communications	965,135	17	761,608	13	203,527	27
Multimedia SoCs	402,082	7	563,739	10	(161,657)	(29)
Other products	27,027	1	21,867	—	5,160	24

Net sales	5,528,051	100	5,847,329	100	(319,278)	(6)

Our net sales for the year ended December 31, 2008 were approximately NT$5,528.1 million compared to approximately NT$5,847.3 million for the year ended December 31, 2007, a decrease of approximately 6%.

Total unit shipment of our products, on the other hand, increased 30%, from 297.2 million units for the year ended December 31, 2007 to 390.8 million units for the year ended December 31, 2008 because of strong mobile storage and mobile communications unit sales.

Although mobile storage unit sales increased 32% because of strong USB flash drive controller and flash memory card controller sales, rapid 27% average selling price (“ASP”) degradation lead to an overall 9% mobile storage product revenue decline, from NT$4,500.1 million for the year ended December 31, 2007 to NT$4,133.8 million for the year ended December 31, 2008. Multimedia SoCs product revenue fell 29% from NT$563.7 million for the year ended December 31, 2007 to NT$402.1 million for the year ended December 31, 2008 largely because of weak MP3 sales. Declining mobile storage and multimedia SoCs revenue negatively offset a 27% increase in mobile communications revenue, from NT$761.6 million for the year ended December 31, 2008 to NT$965.1 million, which was caused by a doubling of mobile TV IC solutions sales revenue.

Cost of Sales and Gross profit.

	Years Ended December 31
	2008		2007
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Gross profit	2,613,464	47	3,090,227	53	(476,763)	(15)

Our cost of sales grew to approximately NT$2,914.6 million for the year ended December 31, 2008 from approximately NT$2,757.1 million in 2007. Our gross margin decreased to 47% for the year ended December 31, 2008 from 53% for the year ended December 31, 2007 as a result of mobile storage ASPs declining faster than reductions in cost of sales and larger reserves for obsolete inventory.

Research and development expenses.

	Years Ended December 31
	2008		2007
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	492,855	9	358,487	6	134,368	38
Stock-based compensation	138,910	3	129,750	2	9,160	7
Other research and development	449,153	8	334,510	6	114,643	34

Research and development	1,080,918	20	822,747	14	258,171	31

Our research and development expenses increased to approximately NT$1,080.9 million, or 20% of net sales, for the year ended December 31, 2008 from approximately NT$822.7 million, or 14% of net sales, for the year ended December 31, 2007. Several factors contributed to the 31% increase in research and development expenses. Salary, benefits and compensation expenses were NT$631.8 million in 2008 and increased 29% year-over-year largely because we increased our headcount from 320 to 374 employees in our research and development group. Also, IC tape-outs and other project expenses increased as we continued to invest in all our product lines.

Sales and marketing expenses.

	Years Ended December 31
	2008		2007
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	205,330	4	143,029	2	62,301	44
Stock-based compensation	55,337	1	48,703	1	6,634	14
Other sales and marketing	108,196	2	106,467	2	1,729	2

Sales and marketing	368,863	7	298,199	5	70,664	24

Our sales and marketing expenses increased to approximately NT$368.9 million, or 7% of net sales, for the year ended December 31, 2008 from approximately NT$298.2 million, or 5% of net sales, for the year ended December 31, 2007. Several factors contributed to the 24% increase in sales and marketing expenses. Salary, benefits and compensation expenses increased NT$68.9 million largely because we increased our headcount from 139 to 147 employees in our sales and marketing group.

General and administrative expenses.

	Years Ended December 31
	2008		2007
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	213,802	4	153,488	3	60,314	39
Stock-based compensation	70,334	1	70,039	1	295	—
Other general and administrative	391,149	7	158,222	3	232,927	147

General and administrative	675,285	12	381,749	7	293,536	77

Our general and administrative expenses increased to approximately NT$675.3 million, or 12% of net sales, for the year ended December 31, 2008 from approximately NT$381.7 million, or 7% of net sales, for the year ended December 31, 2007. Several factors contributed to the 77% increase in general and administrative expenses. We incurred NT$157.0 million of reserves for doubtful accounts for the year ended December 31, 2008, a significantly higher amount than for the year ended December 31, 2007. Salary, benefits, rental and compensation expenses increased NT$50.0 million largely because we increased our headcount from 93 to 108 employees in our general and administrative group. We also incurred NT$73.0 million of legal expenses relating to the SanDisk litigation.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2008		2007
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Cost of sales	11,481	—	12,858	—	(1,377)	(11)
Research and development	138,910	3	129,750	2	9,160	7
Sales and marketing	55,337	1	48,703	1	6,634	14
General and administrative	70,334	1	70,039	1	295	—

Total stock-based compensation	276,062	5	261,350	4	14,712	6

Amortization of intangible assets.

	Years Ended December 31
	2008		2007
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	193,800	4	163,704	3	30,096	18

Our expense relating to amortization of intangible assets increased to approximately NT$193.8 million. This expense was associated with the amortization of intangible assets relating to our acquisition of FCI and Centronix in April and November 2007, respectively.

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

Interest expense. Our interest expense increased to approximately NT$4.8 million for the year ended December 31, 2008 from approximately NT$1.1 million for the year ended December 31, 2007. Our interest expense increased due to increased borrowings in 2008 compared with 2007.

Foreign exchange gain (loss). For the year ended December 31, 2008, we incurred a foreign exchange gain of NT$96.4 million, compared with a losses of NT$18.7 million for the year ended December 31, 2007. The foreign exchange gain is resulted primarily from the weakening of the NT dollar relative to the U.S. dollar.

Interest income. Our interest income decreased to approximately NT$44 million for the year ended December 31, 2008 from approximately NT$52.4 million for the year ended December 31, 2007. Our interest income decreased as a result of decreases in our cash and cash equivalent position as well as declining interest rates.

Impairment of long-term investment. In 2007 and 2008, we determined that our investments in Spright and Vastview were impaired. Because of a combination of recurring losses and reduced forecasts of the investee companies indicated that our investments were not recoverable within a reasonable period of time, we determined for the year ended December, 31, 2007 and 2008 the impairment for the two investments to be other than temporary and recorded impairment charges of NT$14.4 million and NT$69.3 million for Spright and Vastview, respectively.

Income tax expense. Our income tax expense increased to approximately NT$86.6 million for the year ended December 31, 2008 from an income tax expense of approximately NT$81.6 million for the year ended December 31, 2007. Our income tax expense increased as a result of tax examination by foreign jurisdictions and recognition of additional valuation allowance for deferred income tax assets not expected to be realized.

Net income. Net income decreased to approximately NT$293.4 thousand for the year ended December 31, 2008 from approximately NT$1,312.5 million for the year ended December 31, 2007.

Liquidity and Capital Resources

As of December 31, 2009, we had approximately NT$1,951.6 million (US$61.1 million) in cash and cash equivalents and approximately NT$21.2 million (US$0.7 million) in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. Our short-term investments consist primarily of bond funds that we trade and which invest primarily in Taiwan government and Taiwan investment grade corporate bonds.

We believe our existing cash balances and short-term investments, together with cash we expect to generate from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products and availability of attractive acquisition opportunities. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009	2009
	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	1,599,288	2,785,044	323,927	10,139
Net cash provided by (used in) investing activities	(1,950,946)	(994,483)	(45,299)	(1,418)
Net cash provided by (used in) financing activities	124,816	(1,617,456)	18,471	579
Depreciation and amortization	92,284	155,225	163,129	5,106
Capital expenditures	(226,034)	(586,750)	(99,480)	(3,114)

Operating activities

Operating activities generated cash of NT$323.9 million (US$10.1 million), NT$2,785 million and NT$1,599.3 million during 2009, 2008 and 2007, respectively.

For the year ended December 31, 2009, cash flow from operations of NT$323.9 million (US$10.1 million) resulted primarily from our net loss of NT$2,309.2 million (US$72.3 million) and the following reasons:

•

Our net loss includes substantial non-cash charges, namely NT$355.5 million (US$11.1 million) of depreciation and amortization, NT$446.5 million (US$14.0 million) of stock-based compensation, and NT$1,245.2 million (US$39.0 million) of loss on impairment of assets.

•	Our proceeds from sale of short-term investments net of purchase of short term investments were NT$91.6 million (US$2.9 million).

•

We reduced working capital by NT$431.0 million (US$13.5 million). Inventory decreased by NT$180.8 million (US$5.7 million), accounts receivable decreased by NT$494.7 million (US$15.5 million), accounts payable decreased by NT$54.3 million (US$1.7 million), income tax payable decreased by NT$173.9 million (US$5.4 million), and other asset net of other liabilities used NT$16.4 million (US$0.6 million) of cash.

For the year ended December 31, 2008, cash flow from operations of NT$2,785.0 million resulted primarily from our net income of NT$293.4 million and the following additional reasons:

•

Our earnings include substantial non-cash charges, namely NT$344.0 million of depreciation and amortization, NT$276.1 million of stock-based compensation, and loss on impairment of assets, deferred income taxes and other non-cash items of NT$62.0 million.

•	Our proceeds from sale of short-term investments net of purchase of short term investments were NT$1,654.9 million.

•

We reduced working capital by NT$149.7 million. Inventory increased by NT$91.2 million, accounts receivable decreased by NT$143.4 million, accounts payable decreased by NT$65.5 million, and other asset net of other liabilities released NT$162.9 million of cash.

Investing activities.

Our net cash used in investing activities was approximately NT$45.3 million (US$1.4 million) for the year ended December 31, 2009, compared to net cash used in investing activities of approximately NT$994.5 million for the year ended December 31, 2008. Investments in 2009 were comprised of purchases of design tools and other items.

Our net cash used in investing activities was approximately NT$994.5 million for the year ended December 31, 2008, compared to net cash used in investing activities of approximately NT$1,950.9 million for the year ended December 31, 2007. Investments in 2008 was comprised primarily of NT$389.2 million in earn-out payments to the former shareholders of FCI, NT$6.9 million for the acquisition of minority interests in FCI and NT$454.8 million for the purchase of office space, a SAP system, design tools, and other items.

Financing activities.

Our net cash provided by financing activities was approximately NT$18.5 million (US$0.6 million) for the year ended December 31, 2009, compared to net cash used in financing activities of approximately NT$1,617.5 million for the year ended December 31, 2008. Our cash generated from financing activities in 2009 was comprised primarily of a NT$26.0 million (US$0.8 million) grant received from the government.

Our net cash used in financing activities was approximately NT$1,617.5 million for the year ended December 31, 2008, compared to net cash provided by financing activities of approximately NT$124.8 million for the year ended December 31, 2007. Our cash used in financing activities in 2008 was primarily a result of repurchases of our ADSs for NT$1,687.9 million.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2009:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	NT$	NT$	NT$		NT$		NT$
	(in thousands)
Operating leases	66,897	33,703	21,929		11,265		—
Capital leases	423	141	282		—		—
Pension	18,701	18,701	(a	)	(a	)	(a	)
Long term liabilities	50,848	10,952	32,526		7,370		—

Contractual cash obligations	136,869	63,497	54,737		18,635		—

(a)	Our pension obligation after one year has not been estimated.

We recognized additional long-term taxes payable of NT$16,192 thousand (US$507 thousand) related to uncertain tax positions as of December 31, 2009. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Recent Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (“FASB”) issued accounting standards relating to the disclosure requirements for defined benefit plans, which provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The new accounting standards are effective for annual reporting periods ending after December 15, 2009. The Company has adopted the standards effective for its December 31, 2009 annual report on Form 20-F. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

In April 2009, the FASB issued a standard that provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. It also included guidance on identifying circumstances that indicate a transaction is not orderly. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. This standard is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2009, the FASB issued a standard that provides guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. This standard is effective for interim and annual reporting periods ending after June 15, 2009. This guidance is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have any impact on the Company’s results of operations, financial position and cash flows.

In May 2009 and subsequently updated in February 2010, the FASB issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This standard defines two types of subsequent events, recognized or nonrecognized. The new guidance is effective for the Company for the year ending December 31, 2009.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June 2009, the FASB issued its Accounting Standards Codification (“ASC”) 105, which became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative U.S. GAAP for SEC registrants. The ASC became effective for the financial statements issued for interim and annual periods ending after September 15, 2009 and superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become nonauthoritative. The FASB will not issue new standards in the form of Statements (“SFASs”), FASB Staff Positions (“FSPs”) or Emerging Issues Task Force Abstracts (“EITFs”), but rather it will issue Accounting

Standards Updates (“ASUs”). FASB will not consider the ASU’s as authoritative in their own right as they will only serve to update the ASC, provide background information about guidance and provide the bases for conclusions on the changes in the ASC. The Company has adopted the ASC effective for its December 31, 2009 annual report on Form 20-F and has revised the disclosure of the U.S. GAAP source references in its financial reporting upon such adoption.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. The Company does not expect these new standards to significantly impact the consolidated financial statements.

Trend Information

The dislocations from the recent economic recession continued to affect our business in 2009. The supply of NAND flash components declined in 2009 as NAND flash manufacturers reduced their output of NAND flash wafers and components. Additionally, the reduced supply of NAND flash components available to manufacturers of flash memory cards and USB flash drives was further reduced because of strong demand for NAND flash by smartphone OEMs for use as memory embedded in their devices. Consequently, our customers purchased less NAND flash components, manufactured fewer flash memory cards and USB flash drives and procured fewer controllers from us. Demand for our mobile communications ICs and multimedia SoCs, our other products, were affected by weak consumer demand in Korea, Japan, and other end-markets.

We believe that in 2010, global economic conditions will likely begin recovering and our business will also gradually recover. We expect that in 2010, NAND flash component supply to our customers will increase and consumer confidence will improve.

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

Name	Age	Position
James Chow	60	Chairman of the Board
Wallace C. Kou	51	President, Chief Executive Officer and Director
Henry Chen	44	Director
Tsung-Ming Chung	61	Director
Kenneth Kuan-Ming Lin	57	Director
Lien-Chun Liu	53	Director
Yung-Chien Wang	47	Director
Riyadh Lai	41	Chief Financial Officer
Ken Chen	49	VP of Operations
Frank Chang	44	VP of R&D, Mobile Storage
Arthur Yeh	49	VP of Sales, Mobile Storage and Multimedia SoCs
Sangwoo Han	41	Senior VP and General Manager, Mobile Communications

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

Mr. Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow became the Chairman of Concord Financial Co., Ltd. in July 1993. Concord Financial Co., Ltd. is a venture capital firm and was one of our significant shareholders. Mr. Chow was the Chairman of Waffer Technology Corporation, a manufacturer of magnesium alloy products in Taiwan from May 2003 to Dec. 2008. Mr. Chow received an MBA from Columbia University.

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

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung currently serves as the Chairman and Chief Executive Officer of Dynapack International Technology Corp, a leading provider of battery packs for notebook computer and other handheld devices. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. Mr. Chung has been a trustee and audit committee member of the Taiwan Greater China Fund, Inc. an NYSE-listed closed-end investment company since 2006. He is also a director at Far East International Bank and Taiwan Cellular Corp. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University.

Kenneth Kuan-Ming Lin, Director

Mr. Lin joined our board of directors in September 2009. Mr. Lin currently serves as the Chairman of Premier Capital Management Corp., the Taiwan Private Equity and Venture Capital Association, and Ruby Tech Corp., and is a member of the Board of Directors of the Straits Economics & Cultural Interchange Association. He was previously Assistant Vice President of MiTAC Corporation from 1977 to 1978, Vice President of Synnex Corporation from 1978 to 1987, President of TaiDevelop Information Corp. from 1987 to 1990 and Chairman of the Board of System General Corp. from 1998 to 2001. Mr. Lin has a B.S. in Electrical Engineering from the National Taiwan University.

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

Riyadh Lai, Chief Financial Officer

Mr. Lai joined us in April 2007 from ING Corporate Finance, Asia, where he was the Head of the Technology Group. Previously, he was also an investment banker at Morgan Stanley and ABN AMRO and planning manager at PepsiCo in Hong Kong and New York. Mr. Lai has over a decade of M&A transaction experience, including managing transactions involving leading global and Asian technology companies. He holds a BA degree in Economics from Georgetown University and an MBA from New York University.

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

Arthur Yeh, VP of Sales, Mobile Storage and Multimedia SoCs

Mr. Yeh has served as our Vice President in charge of our mobile storage and multimedia SoCs sales since November 2004. Mr. Yeh has over 15 years of sales experience managing marketing strategies, including product promotions and sales activities for semiconductor products. Mr. Yeh previously served in management positions at VIA Technologies for 10 years and joined us in 2004. Mr. Yeh holds an MS degree in Management Business Administration from the National Chung Hsing University, Taiwan.

Sangwoo Han, Senior VP and General Manager, Mobile Communications

Mr. Han became the General Manager of our Mobile Communications product line in July 2008. He was formerly the Chief Technology Officer of FCI, a company that we acquired in April 2007. Mr. Han joined FCI in 2003 and had been in charge of product design, development, production and marketing. In 1997, he co-founded RF Solutions Inc. in Atlanta, GA, which is now the Anadigics Wireless LAN Center of Excellence. Mr. Han received a B.S. in electrical engineering from Carnegie-Mellon University, an M.S. in electrical engineering from the University of Pennsylvania, and a Ph.D. in electrical engineering from the Georgia Institute of Technology.

There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

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

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full board of directors candidates for election to the board of directors. Henry Chen, Kenneth Kuan-Ming Lin, Lien-Chun Liu and Yung-Chien Wang are members of our nominating and corporate governance committee, with Ms. Liu serving as the Chairman of such committee.

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

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified. Our articles of association provide that our directors serve for a term of three years, with one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) subject to reelection at each annual general meeting of shareholders (chairman and managing director not subject to retirement by rotation nor to be taken into account in determining the number of directors to retire), unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. One of our seven directors is currently subject to reelection at our next annual general meeting of shareholders. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, the aggregate compensation to our directors and senior executive officers was approximately NT$52.01million (US$1.57 million). In 2009, we granted restricted stock units to our executive officers as a group to acquire an aggregate of 2,382,000 ordinary shares. The restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as our employees.

Service Contracts

We currently do not have service contracts with our directors.

Share-based Compensation Plans and Option Grants

In April 2005, our board of directors and shareholders adopted our 2005 Incentive Plan. Our shareholders approved our Amended and Restated 2005 Incentive Plan (referred to in this report as the “Plan”) at our Annual General Meeting in August 2006, including an amendment to increase the authorized number of shares available for issuance under the plan from 10,000,000 shares to 25,000,000 shares. In 2009, the board of directors amended the Plan to increase the authorized shares available for issuance under the Plan to 40,000,000 shares. The Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the Plan will not exceed 40,000,000 inclusive of ordinary shares issuable upon exercise of awards previously granted under the Silicon Motion, Inc. Guidelines for Issuance and Subscription of Employee Stock Option, which options we have, subject to the consent of the respective option-holders, agreed to assume in the share exchange.

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

Amendments to Plan in 2009. In 2009, our board of directors amended the Plan to (i) increase the authorized shares to 40,000,000 as discussed above and (ii) allow certain unilateral amendments to outstanding options and RSU grants. Shareholder approval for such amendments was not required under Cayman law and we used the home-country exemption for foreign private issuers under the Nasdaq Marketplace Rules to effect such amendments without a shareholder vote. In 2009, the Company cancelled 1,221,875 RSUs. There were no amendments to outstanding options in 2009.

Future amendments and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the Plan at any time. Unless sooner terminated by the board of directors, the Plan will terminate pursuant to its terms on April 22, 2015.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2007	2008	2009
Management and administration	93	108	99
Operations	18	20	20
Research and development	320	374	364
Sales and marketing	139	147	146

Total	570	649	629

As of December 31, 2009, we had 629 total employees, including 341 in Taiwan, 25 in the United States, 140 in China, 119 in Korea, and 4 in Japan. 471 of our total employees are engineers.

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

There were 116,904,172 of our ordinary shares outstanding as of May 31, 2010. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2010, unless otherwise indicated in the footnotes, by:

•	each of our directors and officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow(1)	2,407,546	2.06
Wallace C. Kou(2)	3,164,394	2.70
Henry Chen(3)	36,280	*
Tsung-Ming Chung(4)	36,280	*
Lien-Chun Liu(5)	136,280	*
Kenneth Kuan-Ming Lin(6)	10,000	*
Yung-Chien Wang(7)	750,674	*
Riyadh Lai(8)	693,500	*
Ken Chen(9)	447,781	*
Frank Chang(10)	561,040	*
Arthur Yeh(11)	220,628	*
Sangwoo Han(12)	230,826	*

Principal Shareholders:
Morgan Stanley(13)	11,620,624	9.94

*	Less than one percent
(1)	Represents 2,321,266 shares owned by Mr. Chow and 86,280 shares that Mr. Chow has the right to acquire within the next 60 days upon the exercise of options. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which own 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 2,609,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 520,200 shares that Mr. Kou has the right to acquire upon the exercise of options or RSUs.
(3)	Represents 10,000 shares owned by Mr. Chen and 26,280 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options.
(4)	Represents 10,000 shares owned by Mr. Chung and 26,280 shares that Mr. Chung has the right to acquire within the next 60 days upon the exercise of options.
(5)	Represents 110,000 shares owned by Ms. Liu and 26,280 shares that Ms. Liu has the right to acquire within the next 60 days upon the exercise of options.
(6)	Represents 10,000 shares owned by Mr. Lin.
(7)	Represents 724,394 shares owned by Mr. Wang and 26,280 shares that Mr. Wang has the right to acquire within the next 60 days upon the exercise of options.
(8)	Represents 156,000 shares owned by Mr. Lai and 248,000 shares owned by his spouse and 289,500 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(9)	Represents 375,732 shares owned by Mr. Chen and 5,725 shares owned by his spouse and 66,324 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(10)	Represents 388,000 shares owned by Mr. Chang and 173,040 shares that Mr. Chang has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(11)	Represents 151,500 shares owned by Mr. Yeh and 69,128 shares that Mr. Yeh has the right to acquire within the next 60 days upon the exercise of options or RSUs
(12)	Represents 230,826 shares owned by Mr. Han.
(13)	Represents 11,620,624 shares, based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on February 12, 2010.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 31, 2010, there were 116,904,172 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of May 31, 2010, we had 28,974,588 ADSs, representing 115,898,352 ordinary shares.

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

Related Party Transactions

Future Communications Incorporated (“FCI”), the Company’s subsidiary in South Korea offers its employees a program through SC First Bank whereby the employee is able to borrow money from the bank and FCI in turn deposits with the bank the amount of the loan which becomes restricted cash supporting the loan in case of default. In 2008, one of the Company’s employees who, on July 1, 2008 became an executive officer, participated in this program. The largest amount outstanding under such executive officer’s loan in 2008 was NT$773.6 thousand (US$23.6 thousand). The employee officer is no longer participating in this program.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-40 of this annual report.

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

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc. (“ASE”) due to a fire. On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand for damages, an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believed it was highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand of inventory loss, offset by NT$41,226 thousand of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand under non-operating expenses for amounts paid to certain customers for delays in shipments caused by the fire. In April 2010, ASE settled with SMI Taiwan by paying a settlement fee NT$35,000 thousand. On April 28, 2010, the Taiwan Taoyuan District Court granted a motion to dismiss the claim filed by SMI Taiwan against ASE.

On October 23, 2007, SanDisk Corp. (“SanDisk”) filed a complaint with the United States International Trade Commission (“ITC”) against multiple respondents, including Silicon Motion Technology Corp., SMI Taiwan and SMI USA (in aggregate “Silicon Motion”). SanDisk claimed that certain Silicon Motion flash memory controllers and products containing these Silicon Motion flash memory controllers infringed specific SanDisk patents. The complaint requested the ITC institute an investigation into the matter and sought a permanent exclusion order to exclude from entry into the United States all flash memory controllers and products containing controllers that infringe any of the asserted patents. The complaint also sought a permanent cease and desist order, directing respondents to cease and desist from marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any flash memory controllers and products containing flash controllers that infringe any of the asserted patents. On December 6, 2007, the ITC instituted an investigation, identifying forty-seven companies, including Silicon Motion, as respondents. An ITC hearing was held as scheduled from October 27 through November 5, 2008. In post-hearing briefing, the Office of Unfair Import Investigation (“OUII”) Staff Attorney agreed with our position that none of the Silicon Motion controllers infringed the SanDisk patents in suit. On April 10, 2009, the Administrative Judge of the ITC issued an initial determination that Silicon Motion flash controllers and products containing these Silicon Motion flash controllers did not infringe the patents of SanDisk. On October 23, 2009, the ITC determined that Silicon Motion was not in violation of Section 337 of the Tariff Act of 1930 and terminated its investigation.

On October 24, 2007, SanDisk filed two complaints, for alleged patent infringement against multiple defendants, including Silicon Motion in the United States District Court for the Western District of Wisconsin. The complaints alleged that Silicon Motion’s flash memory controllers infringed certain SanDisk patents and sought unspecified damages, injunctive relief, a trebling of damages for alleged willful conduct and attorneys’ fees. Both cases were stayed until SanDisk’s ITC proceeding became final. SanDisk entered into a settlement with Silicon Motion and no settlement payments were required from Silicon Motion. On February 4, 2010, the Court ordered the dismissal of SanDisk’s claims against Silicon Motion without prejudice pursuant to SanDisk’s requests.

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The AASI Creditor Liquidating Trust was seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the AASI Creditor Liquidating Trust by paying the amount of US$220,000, of which US$65 thousand was accrued for as of December 31, 2009, and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy.

On September 11, 2009, FCI filed a claim against Automobile & PCB Inc. (“ANP”) for losses caused by the sale of products using substandard PCB substrates supplied by this vendor. At the time of FCI’s procurement of the PCB substrates and prior to a change of name in February 2009, ANP was known as Quality & Technology Korea Inc. (“Q&Tec”). FCI is claiming approximately US$500 thousand in losses from ANP for material, assembly, testing, and validation costs. The claim was filed at the Seongnam Municipal Court in Korea’s Gyeonggi Province and judgment is expected to be delivered by the court in mid-2010.

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

The high and low sales prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2005 (beginning June 30, 2005)	16.32	8.75
2006	18.22	11.03
2007	29.00	15.60
2008	20.61	1.99
2009	4.48	1.90

Quarterly:
First Quarter, 2007	27.28	15.60
Second Quarter, 2007	26.85	19.92
Third Quarter, 2007	29.00	15.60
Fourth Quarter, 2007	26.10	16.52
First Quarter, 2008	17.60	16.95
Second Quarter, 2008	20.61	14.02
Third Quarter, 2008	14.35	4.50
Fourth Quarter, 2008	5.71	1.99
First Quarter, 2009	3.64	1.90
Second Quarter, 2009	4.48	2.33
Third Quarter, 2009	4.29	3.05
Fourth Quarter, 2009	4.19	2.76
First Quarter, 2010	4.78	2.64

Monthly
January 2010	3.74	3.15
February 2010	3.31	2.64
March 2010	4.78	3.00
April 2010	6.50	4.50
May 2010	6.45	4.81
June 2010 (through June 18)	5.52	4.90

ITEM 10.	ADDITIONAL INFORMATION

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

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions hereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below. This discussion does not attempt to address the consequences to holders of shares or ADSs who acquired their shares or ADSs through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we are not currently and, should not in the future, be classified as a passive foreign investment company for U.S. federal income tax purposes, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 and Form F-6 under the Securities Act of 1933, as amended (the “Securities Act”) with respect to our ADSs.

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at the SEC’s public reference room in Washington D.C. at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to interest risk for changes in interest rates is limited to the interest income generated by our cash deposited with banks and short-term investments maintained in bond funds. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk. Although a majority of our revenues and expenses are denominated in U.S. dollars, our operational headquarters are in Taiwan and we report our financial results in NT dollars. We are therefore exposed to adverse and beneficial movements in foreign currency rates, which results in foreign exchange gains or losses that affect our results of operations. For the year ended December 31, 2007, 2008 and 2009, we had foreign exchange losses of NT$18.7 million, foreign exchange gains NT$96.4 million, and foreign exchange losses NT$88.9 million (US$2.8 million), respectively. As of December 31, 2009, more than 96% of our accounts payable and other payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 92% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2009, most of our sales were quoted in U.S. dollars and approximately 13% of our sales quotes were invoiced in NT dollars using the opening average exchange rate on the day of the sales invoice. In 2009, approximately 52% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2009, our operating income would have increased or decreased, as the case may be, by approximately 12%, assuming all other factors remain constant. We anticipate that we will continue to quote substantially most of our sales in U.S. dollars. We do not utilize foreign exchange derivatives contracts to protect against the volatility changes in foreign exchange rates. See “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to 2000, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido, Spright and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2009, the aggregate carrying value of these investments on our balance sheet was NT$15.7 million (US$0.5 million). The carrying value of these investments in private companies is subject to fluctuation based on many factors such as prevailing market conditions. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. We have experienced declines in the value of certain investments and recorded impairment loss of NT$14.4 million, NT$69.3 million, and NT$8.6 million US$0.3million) in 2007, 2008 and 2009, respectively.

As of December 31, 2009, we also had NT$21.2 million (US$0.7 million) of short-term investments in bond funds that invest in Taiwan government and Taiwan investment grade corporate bonds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2009, we received from the depositary a reimbursement of US$0.3 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2009 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report on our management’s assessment of our control over financial report.

Changes in Internal Control over Financial Reporting

During 2009, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 17, 2010 expressed an unqualified opinion on those financial statements.

/s/    Deloitte & Touche

Taipei, Taiwan

Republic of China

June 17, 2010

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2008 and 2009. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2008	2009
	NT$	NT$
	(in thousands)
Audit Fees(1)	22,636	19,633
Audit-Related Fees(2)	—	—
Tax Fees(3)	4,425	4,983
All Other Fees(4)	—	—
Total	27,061	24,616

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2008 or 2009.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2008 or 2009.

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

In 2009 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	REPURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-2 through F-42.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3*	Second Amended and Restated Silicon Motion Technology Corporation Equity Incentive Plan 2005

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

Exhibit Number	Description
4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, Future Communications IC, Inc. (“FCI”) and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (file No. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: June 23, 2010

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    Deloitte & Touche

Taipei, Taiwan

Republic of China

June 17, 2010

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Shares and Par Value)

	December 31
	2008	2009
	NT$	NT$	US$ (Note 3)
ASSETS
Current Assets
Cash and cash equivalents	1,586,941	1,951,584	61,082
Short-term investments	112,505	21,153	662
Notes and accounts receivable, net	1,004,739	510,010	15,963
Inventories	638,566	457,736	14,327
Restricted assets- current	85,368	50,689	1,587
Deferred income tax assets, net	55,276	19,703	617
Prepaid expenses and other current assets	74,505	97,751	3,059

Total current assets	3,557,900	3,108,626	97,297
Long-term investments	50,368	15,709	492
Property and equipment, net	911,884	773,218	24,201
Deferred income tax assets, net	203,241	186,936	5,851
Goodwill	2,186,760	1,168,807	36,582
Intangible assets, net	454,744	92,352	2,891
Other assets	79,754	73,889	2,312

Total assets	7,444,651	5,419,537	169,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	378,942	324,650	10,161
Income tax payable	212,513	38,655	1,210
Current portion of long-term payable	11,962	10,952	343
Accrued expenses and other current liabilities	444,430	410,763	12,857

Total current liabilities	1,047,847	785,020	24,571
Long-term payable, net of current portion	43,745	39,896	1,249
Other long-term liabilities	63,469	80,879	2,530

Total liabilities	1,155,061	905,795	28,350

Commitments and Contingencies (Note 17)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000,000 shares
Issued: 133,875,736 shares in 2008 and 112,277,892 shares in 2009 Outstanding: 109,048,952 shares in 2008 and 112,277,892 shares in 2009	42,352	35,548	1,113
Additional paid-in capital	5,546,008	5,041,020	157,778
Accumulated other comprehensive loss	(166,055)	(106,445)	(3,331)
Retained earnings (accumulated deficit)	2,555,150	(456,381)	(14,284)
Treasury stock — 24,826,784 shares	(1,687,865)	—	—

Total shareholders’ equity	6,289,590	4,513,742	141,276

Total liabilities and shareholders’ equity	7,444,651	5,419,537	169,626

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Shares and Earnings Per Share)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
NET SALES	5,847,329	5,528,051	2,893,230	90,555
COST OF SALES	2,757,102	2,914,587	1,702,808	53,296

GROSS PROFIT	3,090,227	2,613,464	1,190,422	37,259

OPERATING EXPENSES
Research and development	822,747	1,080,918	1,122,491	35,133
Sales and marketing	298,199	368,863	395,985	12,394
General and administrative	381,749	675,285	464,688	14,544
Amortization of intangible assets	163,704	193,800	192,391	6,021
Write off of in-process research and development	76,377	—	—	—
Impairment of goodwill and long-lived assets	—	—	1,236,549	38,703

Total operating expenses	1,742,776	2,318,866	3,412,104	106,795

OPERATING INCOME (LOSS)	1,347,451	294,598	(2,221,682)	(69,536)

NON-OPERATING INCOME (EXPENSES)
Gain on sales of short-term investments	21,896	17,577	233	7
Unrealized holding gain (loss) on short-term investments	1,119	(1,122)	—	—
Gain on sales of long-term investments	4,991	—	—	—
Dividend income	772	2,480	—	—
Interest income	52,373	43,961	22,088	691
Foreign exchange gain (loss), net	(18,702)	96,380	(88,949)	(2,784)
Impairment of long-term investments	(14,447)	(69,253)	(8,630)	(270)
Interest expense	(1,053)	(4,814)	(3,486)	(109)
Other income (loss), net	(317)	222	(1,988)	(62)

Total non-operating income (loss)	46,632	85,431	(80,732)	(2,527)

INCOME (LOSS) BEFORE INCOME TAX	1,394,083	380,029	(2,302,414)	(72,063)
INCOME TAX EXPENSE	81,578	86,608	6,784	212

NET INCOME (LOSS)	1,312,505	293,421	(2,309,198)	(72,275)

EARNINGS (LOSS) PER ORDINARY SHARE:
Basic	10.17	2.36	(20.86)	(0.65)

Diluted	9.85	2.34	(20.86)	(0.65)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	129,041	124,080	110,694	110,694

Diluted (Thousands)	133,291	125,304	110,694	110,694

EARNINGS (LOSS) PER ADS (one ADS equals four ordinary shares):
Basic	40.68	9.46	(83.45)	(2.61)

Diluted	39.39	9.37	(83.45)	(2.61)

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	32,260	31,020	27,673	27,673

Diluted (Thousands)	33,323	31,326	27,673	27,673

The accompanying notes are an integral part of the consolidated financial statements

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2007	123,780	39,031	3,522,094	45,774	961,224	—	4,568,123
Net income	—	—	—	—	1,312,505	—	1,312,505
Deferred pension loss	—	—	—	(464)	—	—	(464)
Foreign currency translation adjustments	—	—	—	27,108	—	—	27,108

Total comprehensive income	—	—	—	—	—	—	1,339,149
Issuance of ordinary shares for FCI acquisition	6,306	2,098	1,259,331	—	—	—	1,261,429
Issuance of options for FCI acquisition	—	—	32,394	—	—	—	32,394
Stock-based compensation expenses	—	—	261,350	—	—	—	261,350
Issuance of ordinary shares upon exercise of employee stock options	1,889	606	133,056	—	—	—	133,662
Cumulative effect of adopting uncertain tax positions	—	—	—	—	(12,000)	—	(12,000)

BALANCE, DECEMBER 31, 2007	131,975	41,735	5,208,225	72,418	2,261,729	—	7,584,107
Net income	—	—	—	—	293,421	—	293,421
Deferred pension income	—	—	—	581	—	—	581
Foreign currency translation adjustments	—	—	—	(239,054)	—	—	(239,054)

Total comprehensive income	—	—	—	—	—	—	54,948
Stock-based compensation expenses	—	—	276,062	—	—	—	276,062
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,901	617	61,721	—	—	—	62,338
Share repurchase	(24,827)	—	—	—	—	(1,687,865)	(1,687,865)

BALANCE, DECEMBER 31, 2008	109,049	42,352	5,546,008	(166,055)	2,555,150	(1,687,865)	6,289,590
Net loss	—	—	—	—	(2,309,198)	—	(2,309,198)
Deferred pension loss	—	—	—	(124)	—	—	(124)
Foreign currency translation adjustments	—	—	—	59,734	—	—	59,734

Total comprehensive loss	—	—	—	—	—	—	(2,249,588)
Stock-based compensation expenses	—	—	446,463	—	—	—	446,463
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	3,229	1,054	26,223	—	—	—	27,277
Treasury stock retired	—	(7,858)	(977,674)	—	(702,333)	1,687,865	—

BALANCE, DECEMBER 31, 2009	112,278	35,548	5,041,020	(106,445)	(456,381)	—	4,513,742

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2009	109,049	1,326	173,584	(5,197)	79,973	(52,828)	196,858
Net loss	—	—	—	—	(72,275)	—	(72,275)
Deferred pension loss	—	—	—	(4)	—	—	(4)
Foreign currency translation adjustments	—	—	—	1,870	—	—	1,870

Total comprehensive loss	—	—	—	—	—	—	(70,409)
Stock-based compensation expenses	—	—	13,974	—	—	—	13,974
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	3,229	33	820	—	—	—	853
Treasury stock retired	—	(246)	(30,600)	—	(21,982)	52,828	—

BALANCE, DECEMBER 31, 2009	112,278	1,113	157,778	(3,331)	(14,284)	—	141,276

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	1,312,505	293,421	(2,309,198)	(72,275)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	92,284	155,225	163,129	5,106
Unrealized holding (gain) loss on short-term investments	(1,119)	1,122	—	—
Amortization of intangible assets	163,704	193,800	192,391	6,021
Write off of in–process research and development	76,377	—	—	—
Impairment of goodwill and long-lived assets	—	—	1,236,549	38,703
Gain on sales of short-term investments	(21,896)	(17,577)	(233)	(7)
Gain on sales of long-term investments	(4,991)	—	—	—
Impairment of long-term investments	14,447	69,253	8,630	270
Stock-based compensation	261,350	276,062	446,463	13,974
Loss on disposal of property and equipment	2,485	459	12,937	405
Deferred income taxes	(111,073)	8,694	51,878	1,624
Accrued pension cost	(1,482)	—	—	—
Deferred rent	(73)	1	(79)	(2)
Changes in operating assets and liabilities:
Short-term investments	(269,096)	1,654,908	91,585	2,867
Notes and accounts receivable	(11,683)	143,407	494,729	15,484
Inventories	20,745	(91,166)	180,830	5,660
Prepaid expenses and other current assets	(702)	11,777	(23,246)	(728)
Other assets	58,157	53,615	(7,429)	(233)
Notes and accounts payable	(162,571)	(65,502)	(54,292)	(1,699)
Accrued expenses and other current liabilities	89,186	82,378	(4,160)	(130)
Income tax payable	66,598	(14,843)	(173,858)	(5,442)
Other liabilities	26,136	30,010	17,301	541

Net cash provided by operating activities	1,599,288	2,785,044	323,927	10,139

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of long-term investments	(19,058)	—	—	—
Proceeds from disposal of long-term investments	61,037	—	—	—
Return of capital from long-term investments	—	—	25,849	809
Business acquisition-net of cash and cash equivalents acquired	(1,792,264)	(396,088)	—	—
Purchase of property and equipment	(226,034)	(586,750)	(99,480)	(3,114)
Changes in restricted assets	25,342	(12,719)	28,325	887
Proceeds from disposal of property and equipment	31	1,074	7	—

Net cash used in investing activities	(1,950,946)	(994,483)	(45,299)	(1,418)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Thousands)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	104,453	33,751	—	—
Share repurchase	—	(1,687,865)	—	—
Proceed from government grants	20,299	17,628	25,967	813
Repayment of short-term borrowings	(6,503)	—	—	—
Proceeds from long-term debt and payable	15,190	20,117	150	5
Repayment of long-term debt and payable	(8,623)	(1,087)	(7,646)	(239)

Net cash provided by (used in) financing activities	124,816	(1,617,456)	18,471	579

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(226,842)	173,105	297,099	9,300
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	27,072	(194,436)	67,544	2,112
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,808,042	1,608,272	1,586,941	49,670

CASH AND CASH EQUIVALENTS, END OF YEAR	1,608,272	1,586,941	1,951,584	61,082

SUPPLEMENTAL INFORMATION
Exercise of stock option in lieu of offsetting accrued bonuses	29,208	28,587	29,507	924

Interest paid	832	4,881	535	17

Income taxes paid	38,439	102,183	129,296	4,047

Acquisition of FCI
Fair value of assets acquired, net of cash and cash equivalents acquired	3,559,201
Fair value of liabilities assumed, including earn-out contingency of NT$389,160 thousand (US$12,000 thousand)	(589,003)
Issuance of stock and options	(1,293,823)

Cash paid for FCI acquisition	1,676,375

Acquisition of Centronix
Fair value of assets acquired, net of cash acquired	115,889

Cash paid for Centronix acquisition	115,889

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Significant parts of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI Taiwan”), a wholly-owned subsidiary of SMTC, located in Taiwan and Future Communication IC, Inc. (“FCI”), a wholly-owned subsidiary of SMTC, located in Korea. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company has three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed of mobile TV IC solutions, CDMA Radio Frequency Integrated Circuits (“RF ICs”) and electronic toll collection RF ICs. The multimedia SoC business is composed of products that support notebook PC webcams, and embedded graphics applications.

The Company acquired SMI Taiwan in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, the Company acquired FCI, a leading designer of RF ICs for mobile TV and wireless communications based in South Korea.

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

The Company’s direct and indirect customers include major OEMs and ODMs of flash memory-based storage products mobile phones and other electronics devices. Many of the Company’s customers sell brand name consumer electronics products that include the Company’s products. For mobile storage products, the Company’s worldwide customers include companies such as Hynix, Kingston, Lexar Media, Samsung, Sony and

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Transcend. For the multimedia products, the Company’s worldwide customers include Advantech, AsusTek, ChipPC, Fuji-Xerox, Kontron, Lenovo, Siemens, ThinNetworks, and Toshiba-TEC. For mobile communication, the Company’s worldwide customers include LG Electronics, Pantech, and Samsung. For the years ended December 31, 2007, 2008 and 2009, only one of the Company’s customers individually accounted for greater than 10% of net sales. The Company’s top ten customers in 2007, 2008 and 2009 accounted for approximately 57%, 52% and 54% of net sales.

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

On January 1, 2008, the Company adopted ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

See Note 19, “Fair Value Measurement”, for the related disclosure.

Cash Equivalents

The Company considers all highly liquid investments with maturities within three months from the date of purchase to be cash equivalents.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

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

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2007, 2008 and 2009 was approximately NT$92,284 thousand, NT$155,225 thousand and NT$163,129 thousand (US$ 5,106 thousand), respectively.

Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operating income.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Government Grants

Grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Government grants that were used for the acquisition of fixed assets are deducted from the acquisition costs of the acquired assets. The Company recognizes refundable government grants as long-term payable and current portion of long-term payable on its consolidated balance sheet.

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net tangible and intangible assets acquired in a business combination. Intangible assets, which consist primarily of core technology, customer relationship and order backlog, are amortized over their estimated useful lives, ranging from 3 months to 4 years at the time of acquisition.

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 11, “Goodwill and Intangible Assets,” regarding impairment in fiscal year 2009.

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducted its annual impairment test of goodwill as of November 30, 2009. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 11, “Goodwill and Intangible Assets,” regarding impairment in fiscal year 2009.

Other Assets

Other assets primarily consist of intellectual property and deposits for office leases.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

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

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$74 thousand, NT$6 thousand and NT$381 thousand (US$12 thousand) in 2007, 2008 and 2009.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2007, 2008 and 2009, the Company did not experience significant costs associated with warranty returns.

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

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates.

Effective January 1, 2007, the Company adopted standards that clarified the accounting for uncertain tax positions. The new standards provide that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the new standards and in subsequent periods. The new standards also provide guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company decreased deferred income tax assets and reduced retained earnings by NT$12,000 thousand in connection with its adoption. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 14, “Income Taxes,” for further discussion of the effects of adoption.

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

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the New Taiwan dollar. The functional currency of each one of the Company’s subsidiaries is the local currency of the respective entity. Accordingly, the financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses- average rate during the period. The resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of income. The following table presents the components of accumulated other comprehensive loss as of December 31, 2007, 2008 and 2009:

	2007			2008
	NT$			NT$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	43,674	2,100	45,774	70,782	1,636	72,418
Current-period change	27,108	(464)	26,644	(239,054)	581	(238,473)

Ending balance	70,782	1,636	72,418	(168,272)	2,217	(166,055)

	2009
	NT$			US$ (Note 3)
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	(168,272)	2,217	(166,055)	(5,267)	70	(5,197)
Current-period change	59,734	(124)	59,610	1,870	(4)	1,866

Ending balance	(108,538)	2,093	(106,445)	(3,397)	66	(3,331)

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

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation — Stock Compensation. The Company uses the Black-Scholes valuation model and recognizes compensation expense on a straight-line basis over the requisite service period of the award.

Treasury Stock

Treasury stock is stated at cost and shown as a reduction to shareholders’ equity.

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Recent Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (“FASB”) issued accounting standards relating to the disclosure requirements for defined benefit plans, which provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The new accounting standards are effective for annual reporting periods ending after December 15, 2009. The Company has adopted the standards effective for its December 31, 2009 annual report on Form 20-F. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. See Note 13, “Pension Plan.”

In April 2009, the FASB issued a standard that provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. It also included guidance on identifying circumstances that indicate a transaction is not orderly. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. This standard is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2009, the FASB issued a standard that provides guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. This standard is effective for interim and annual reporting periods ending after June 15, 2009. This guidance is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have any impact on the Company’s results of operations, financial position and cash flows.

In May 2009 and subsequently updated in February 2010, the FASB issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This standard defines two types of subsequent events, recognized or non-recognized. The new guidance is effective for the Company for the year ending December 31, 2009.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIE). The new guidance modifies the approach for determining the primary beneficiary of a variable interest entity (“VIE”). Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June 2009, the FASB issued its Accounting Standards Codification (ASC) 105, which became the source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative U.S. GAAP for SEC registrants. The ASC became effective for the financial statements issued for interim and annual periods ending after September 15, 2009 and superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become nonauthoritative. The FASB will not issue new standards in the form of Statements (SFAS’s) FASB Staff Positions (FSP’s) or Emerging Issues Task Force Abstracts (EITF’s), but rather it will issue Accounting Standards Updates (ASU’s). FASB will not consider the ASU’s as authoritative in their own right as they will only serve to update the ASC, provide background information about guidance and provide the bases for conclusions on the changes in the ASC. The Company has adopted the ASC effective for its December 31, 2009 annual report on Form 20-F and has revised the disclosure of the U.S. GAAP source references in its financial reporting upon such adoption.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. The Company does not expect these new standards to significantly impact the consolidated financial statements.

3. US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars, using the U.S. Federal Reserve Bank of New York noon-buying rate of NT$31.95 to US$1 on December 31, 2009. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

4. BUSINESS COMBINATIONS

FCI

On April 30, 2007, the Company completed its acquisition of FCI, a leading designer of RF ICs for mobile television and wireless communications based in Seoul, South Korea.

In exchange for 99.59% of outstanding shares of common stock of FCI and assumption of all vested and unvested FCI options, the Company issued 6,306 thousand ordinary shares, 370,274 stock options and paid approximately NT$1,659.8 million in cash and incurred transaction costs of approximately NT$61.1 million. The value of the 6,306 thousand ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the 20-day period before and after the terms of the acquisition were agreed to and announced. In addition, the Company paid former FCI shareholders an additional US$12 million in cash (“Earn-out”) on the achievement of certain operating and financial milestones in 2007. The Company also accelerated the vesting of 50% of the options held by FCI employees when Earn-out targets were met. In accordance with the Share Purchase Agreement, such options became exercisable immediately after announcement of the Company’s 2007 earnings results on February 1, 2008. The incremental compensation cost associated with the accelerated vesting was insignificant.

The total purchase consideration is summarized as follows:

NT$
Value of ordinary shares issued and stock options assumed	1,293,823
Cash consideration	2,048,991
Transaction costs	61,051

Total purchase consideration	3,403,865

The Company issued approximately 370,274 stock options valued at NT$64,376 thousand in exchange for FCI stock options held by FCI’s employees at the closing date. Of the total stock options issued, approximately 277,705 stock options were unvested at the closing date. In accordance with ASC 718, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree should be

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

considered as a part of the purchase price paid by the acquirer for the acquiree in a business combination. Accordingly, the fair value of the new awards of NT$32,394 thousand was included in the purchase price. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

NT$
Cash and cash equivalents	44,507
Accounts receivable, net	118,322
Inventories	141,030
Other current assets	92,480
Property and equipment	79,375
Other assets	129,906
Goodwill	2,156,570
Identifiable intangible assets	765,140
In-process research and development(IPR&D)	76,378
Accounts payable	(81,797)
Short term borrowings	(6,503)
Accrued expenses and other current liabilities	(60,475)
Current portion of long term debt	(10,089)
Liabilities related to unrealized tax benefit	(4,556)
Long-term payable	(36,423)

Net assets acquired	3,403,865

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets and goodwill. The identifiable intangible assets and respective useful lives are as follows:

	NT$	Useful Life
Core Technology	446,717	4 years
Customer relationship	277,056	4 years
Order backlog	41,367	3 months

Total identifiable intangible assets	765,140

The core technology represented the existing know-how in IC design for RF receivers including all the developed and in-process products for the FCI business.

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

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets. The factors that contributed to the recognition of goodwill primarily relate to expansion into new product areas and potential synergies created from combined capabilities.

The operating results of FCI have been included in the Company’s operations beginning May 1, 2007. The following unaudited pro forma information represents a summary of the results of operations as if the acquisition occurred on January 1, 2007 and includes certain pro forma adjustments, including amortization of identifiable intangibles and unrecognized compensation cost from that date (in thousands except earnings per share):

2007 Year Ended December 31
NT$
Net sales	6,112,636
Net income	1,185,819
Earnings per share
Basic	9.05
Diluted	8.65
Weighted average ordinary shares outstanding (thousands)
Basic	131,044
Diluted	137,148

The pro forma results are based on various assumptions and are not necessarily indicative of what would have occurred had the acquisition closed on January 1, 2007.

Centronix

On November 30, 2007, the Company acquired select parts of the Centronix mobile TV business of Korea information Engineering Services Co., Ltd. (“KIES”). This business segment develops and markets products and services related to mobile TV. The aggregate purchase consideration was NT$115,889 thousand in cash. The value of this acquisition did not have a material effect on the Company’s results of operations in 2007 and therefore, its unaudited pro forma results are not presented herein.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition:

NT$
Property and equipment	23,606
Intangible assets	60,843
Goodwill	31,440

Total assets acquired	115,889

Intangible assets acquired represented core technology which has a weighted-average useful life of approximately 4 years.

Please refer to Note 11 for discussion of impairment of goodwill and intangible assets.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

5. CASH AND CASH EQUIVALENTS

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Cash and deposits in bank	483,960	1,605,407	50,248
Time deposits	1,102,981	346,177	10,834

	1,586,941	1,951,584	61,082

6. SHORT-TERM INVESTMENTS

The Company classified short-term investments as trading securities in 2007, 2008 and 2009. Realized gains on sales of short-term investments were NT$21,896 thousand, NT$17,577 thousand and NT$233 thousand (US$7 thousand) for the years ended December 31, 2007, 2008 and 2009, respectively. Unrealized holding gains for trading securities recognized in income was NT$1,119 thousand for the year ended December 31, 2007, and unrealized holding loss of NT$1,122 thousand for the year ended December 31, 2008.

7. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Notes receivable	81,339	42,572	1,333
Trade accounts receivable	1,139,238	623,208	19,506

	1,220,577	665,780	20,839
Allowance for doubtful accounts	(180,045)	(97,784)	(3,061)
Allowance for sales returns and discounts	(35,793)	(57,986)	(1,815)

	1,004,739	510,010	15,963

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for doubtful accounts
Balance, beginning of year	13,433	23,069	180,045	5,635
Impact of FCI acquisition	3,192	—	—	—
Additions charged to expense	9,197	156,976	35,336	1,107
Write-offs	(2,753)	—	(117,597)	(3,681)

Balance, end of year	23,069	180,045	97,784	3,061

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for sales returns and discounts
Balance, beginning of year	35,067	45,833	35,793	1,120
Additions	41,852	110,166	114,962	3,598
Write-offs	(31,086)	(120,206)	(92,769)	(2,903)

Balance, end of year	45,833	35,793	57,986	1,815

8. INVENTORIES

The components of inventories are as follows:

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Finished goods	253,894	206,660	6,468
Work in process	243,151	167,821	5,253
Raw materials	141,521	83,255	2,606

	638,566	457,736	14,327

9. LONG-TERM INVESTMENTS

As of December 31, 2008 and 2009, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership	December 31
		2008	2009
		NT$	NT$	US$
				(Note 3)
Cost method:
Cashido Corp. (Cashido)	2.40%	3,142	3,142	98
Spright Co., Ltd. (Spright)	13.50%	7,319	7,138	224
Vastview Technology, Corp. (Vastview)	10.55%	39,907	5,429	170

		50,368	15,709	492

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices.

In December 2005, the Company invested in the common stock of Spright. Spright, formally known as Flash Media Corp., was established to market, distribute, and manufacture flash memory storage devices. As of December 31, 2009, Spright was in the liquidation process.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

In December 2006 and February 2007, the Company invested in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In September 2009, Vastview reduced 70% of its share capital and distributed NT$25,849 thousand (US$809 thousand) to the Company.

In November 2006, the Company invested in the common stock of Chipmast. Chipmast is a fabless semiconductor company that develops and markets microcontrollers for LCDs. In August 2007, the Company sold all its investment in Chipmast and recognized a realized investment gain of NT$4,991 thousand.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as the circumstances warrant. For the years ended December 31, 2007, 2008 and 2009, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts at Spright and Vastview indicated that the Company’s investments were not recoverable within a reasonable period of time. Accordingly, the Company believed that the impairments were other than temporary and recorded an impairment charge of NT$14,447 thousand, NT$69,253 thousand and NT$8,630 thousand (US$270 thousand) for the years ended December 31, 2007, 2008 and 2009, respectively. The impairment charges were determined based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets as of the respective year end.

10. PROPERTIES AND EQUIPMENT

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Cost:
Land	134,118	134,118	4,198
Buildings	405,907	402,373	12,594
Machinery and equipment	217,704	212,251	6,643
Furniture and fixtures	95,680	96,785	3,029
Leasehold and buildings improvement	77,035	83,598	2,616
Software	311,735	385,284	12,059

Total	1,242,179	1,314,409	41,139

Accumulated depreciation:
Buildings	13,058	21,295	667
Machinery and equipment	138,891	152,247	4,765
Furniture and fixtures	47,635	60,844	1,904
Leasehold and buildings improvement	26,908	41,192	1,289
Software	150,961	266,951	8,355

	377,453	542,529	16,980
Prepayment and construction in progress	47,158	1,338	42

	911,884	773,218	24,201

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the leased land and building as of December 31, 2009 was NT$18,259 thousand (US$571 thousand) and NT$7,671 thousand (US$240 thousand), respectively. The lessee renewed the three year operating lease with the Company in March 2009. The future rental from the aforementioned lease is about NT$1,322 thousand each year.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

11. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 are as follows:

	December 31
	2008			2009
	NT$			NT$				US$ (Note 3)
	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Impairment	Accumulated Amortization	Net Carrying Amount
Core technology	493,439	(200,311)	293,128	507,560	(171,139)	(336,421)	—	15,885	(5,356)	(10,529)	—
Customer relationship	277,056	(115,440)	161,616	277,056	—	(184,704)	92,352	8,672	—	(5,781)	2,891
Order backlog	41,367	(41,367)	—	41,367	—	(41,367)	—	1,295	—	(1,295)	—

Total	811,862	(357,118)	454,744	825,983	(171,139)	(562,492)	92,352	25,852	(5,356)	(17,605)	2,891

Our fiscal 2009 impairment test included an evaluation of long-lived assets used in our mobile communication reporting unit. These assets included customer relationships, core technology and property, plant and equipment. These assets were acquired during fiscal 2007 during the purchases of FCI. The carrying value of the assets was compared to the fair value and impairment recorded where the carrying value exceeded fair value. The fair values of core technology and customer relationship were determined using the discounted cash flows method. The fair value of property and equipment and other assets primarily represented replacement costs adjusted to reflect the impact of physical deterioration as well as applicable functional or economic obsolescence. The impairment charge related to long-lived assets totaled NT$217,189 thousand (US$6,798 thousand) and is comprised of core technology NT$171,139 thousand (US$5,356 thousand), property and equipment NT$27,943 thousand (US$875 thousand) and other assets NT$18,107 thousand (US$567 thousand). The impairment charge was mainly attributable to the weaker than expected financial performance due to the economic recession in Korea, technology transitions and the push out of growth opportunities.

Amortization expense of acquisition-related intangible assets was NT$163,704 thousand, NT$193,800 thousand and NT$192,391 thousand (US$6,021 thousand) for the years ended December 31, 2007, 2008 and 2009, respectively. The estimated future amortization expense of acquisition-related intangible assets as of December 31, 2009 is as follows:

	Year Ending December 31
	NT$	US$
		(Note 3)
2010	66,496	2,081
2011	25,856	810

Total	92,352	2,891

As a result of the goodwill impairment test conducted as of November 30, 2009, the Company determined that the carrying amounts for mobile communication unit exceed its fair value and recorded a goodwill impairment charge in the fourth quarter of 2009. The impairment charge was mainly attributable to the reporting unit’s weaker than expected financial performance due to the economic recession in Korea, technology transitions and the push out of growth opportunities.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Goodwill: Goodwill balance is presented below:

	Year Ended December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Balance, beginning of year	2,187,586	2,186,760	68,443
Impairment	—	(1,019,360)	(31,905)
Foreign currency adjustment	(826)	1,407	44

Balance, end of year	2,186,760	1,168,807	36,582

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Wages and bonus	176,124	144,027	4,508
Professional fees	79,817	57,713	1,806
Accrued customer incentives	72,115	70,853	2,218
Research and development payable	38,548	54,401	1,703
License fee payable	13,388	5,438	170
Unearned government grant	11,578	5,810	182
Others	52,860	72,521	2,270

	444,430	410,763	12,857

13. PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions and recognized pension costs of NT$12,624 thousand, NT$13,941 thousand and NT$15,091 (US$472 thousand) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

managers. As of December 31, 2008 and 2009, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2010 to be NT$1,702 thousand which was determined based on 2% of estimated salaries in 2010. The annual measurement date of the plan is December 31.

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	15,505	15,386	482
Service cost	—	39	1
Interest cost	388	346	11
Actuarial loss	(507)	(170)	(5)

Projected benefit obligation at end of year	15,386	15,601	489

Change in plan assets
Fair value of plan assets at beginning of year	15,648	18,077	566
Actual return on plan assets	584	125	4
Employer contributions	1,845	1,640	51

Fair value of plan assets at end of year	18,077	19,842	621

Reconciliation of funded status
Funded status	2,691	4,241	133

Amounts recognized as an other asset	2,691	4,241	133

Amount recognized in accumulated other comprehensive income (loss)
Net gain	(2,240)	(2,115)	(69)
Transition obligation	23	22	1

Total recognized in accumulated other comprehensive income (loss)	(2,217)	(2,093)	(68)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Service cost	58	—	39	1
Interest cost	404	388	346	11
Projected return on plan assets	(401)	(418)	(472)	(15)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(35)	(8)	(25)	(1)

Net periodic benefit cost	26	(38)	(112)	(4)

Other changes in plan assets and benefit obligation recognized in other comprehensive income (loss):

The actuarial assumptions to determine the benefit obligations were as follows:

	2008	2009
	NT$	NT$	US$
			(Note 3)
Recognize the decrease (increase) in net gain	(589)	99	3
Amortization of net gain	9	26	1
Amortization of net transition obligation	(1)	(1)	—

Total recognized in accumulated other comprehensive income (loss)	(581)	124	4

	2007	2008	2009
Weighted-average assumptions used to determine benefit obligations:
Discount rate	2.50%	2.25%	2.00%
Rate of compensation increase	4.75%	4.25%	3.75%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	2.50%	2.25%	2.00%
Expected long-term return on plan assets	2.50%	2.50%	2.00%
Rate of compensation increase	4.75%	4.25%	3.75%

14. INCOME TAXES

The components of income tax (benefit) expense are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Current	192,651	77,914	(45,094)	(1,411)
Deferred	(111,073)	8,694	51,878	1,623

Income tax expense	81,578	86,608	6,784	212

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Domestic	(345,514)	(343,359)	(1,729,580)	(54,134)
Foreign entities
SMI Taiwan	1,794,663	1,086,596	(194,151)	(6,077)
SMI USA	42,287	26,265	(19,272)	(603)
FCI	182,444	(231,440)	(294,079)	(9,204)
Others	(279,797)	(158,033)	(65,332)	(2,045)

	1,394,083	380,029	(2,302,414)	(72,063)

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Cayman statutory rate	—	—	—	—
Tax on pretax income at statutory rate	473,457	272,312	181	6
Tax-exempt income	(433,434)	(237,715)	—	—
Permanent differences	(36,996)	25,553	—	—
Alternative minimum tax	629	2,126	235	7
Income tax (10%) on undistributed earnings	151,853	86,355	—	—
Net changes in income tax credit	(121,583)	(119,645)	(161,127)	(5,043)
Net changes in valuation allowance of deferred income tax assets	25,317	33,852	256,100	8,016
Net operating loss carryforwards	(22,916)	(64,704)	(79,534)	(2,489)
Liabilities related to unrealized tax benefits	26,136	39,409	50,424	1,578
Adjustment of prior years’ taxes and others	19,115	49,065	(59,495)	(1,863)

Income tax expense	81,578	86,608	6,784	212

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Deferred income tax assets are as follows:

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Current:
Notes and account receivable	37,187	36,666	1,148
Stock-based compensation	30,890	13,844	433
Allowance for sales return	4,722	10,888	341
Inventory reserve	6,233	7,739	242
Foreign currency translation	(21,912)	(9,109)	(285)
Investment tax credits	10,678	—	—
Others	(12,522)	(6,495)	(203)
Valuation allowance	—	(33,830)	(1,059)

	55,276	19,703	617

Non-current:
Inventory reserve	39,351	64,487	2,018
Property and equipment	14,542	24,613	770
Investment tax credits	157,237	248,214	7,769
Net operating loss carryforwards	230,384	303,855	9,510
Others	64,252	62,594	1,959
Valuation allowance	(302,525)	(516,827)	(16,175)

	203,241	186,936	5,851

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased by NT$43,993 thousand and NT$425,612 thousand (US$13,359 thousand) for the year ended December 31, 2008 and 2009, respectively. The increase in valuation allowance is primarily due to the Company being unable to generate sufficient taxable income in the future to fully utilize operating loss carryforwards and research and development credits before they expire. As of December 31, 2009, SMI Taiwan had unused research and development tax credits of NT$144,956 thousand (US$4,537 thousand) which will expire in 2011 to 2013. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2006.

As of December 31, 2009, FCI had unused research and development tax credits of approximately NT$19,588 thousand (US$ 613 thousand) which will expire in 2013.

As of December 31, 2009, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately NT$574,844 thousand (US$17,992 thousand). If not utilized, the federal net operating loss carryforwards will expire in 2020.

As of December 31, 2009, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately NT$51,024 thousand (US$1,597 thousand) and NT$39,394 thousand (US$1,233 thousand), respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2021 while the state tax credit carryforward has no expiration date.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
Balance, beginning of year	137,433	208,517	6,526
Increases in tax positions taken in prior year	35,645	23,657	740
Increases in tax positions taken in current year	35,439	102,137	3,197
Decrease in tax position taken in prior year	—	(13,147)	(411)

Balance, end of year	208,517	321,164	10,052

Effective January 1, 2007, the Company adopted standards that clarified the accounting for uncertain tax positions and in connection with this adoption recorded an adjustment to retained earnings of NT$12,000 thousand.

At December 31, 2009, the Company had NT$ 93,892 thousand (US$ 2,939 thousand) of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2007, 2008 and 2009, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income expense was approximately NT$2,815 thousand, NT$1,963 thousand and NT$2,681 thousand (US$84 thousand), respectively. The total amount of accrued interest and penalties recognized as of December 31, 2008 and 2009 was NT$4,037 thousand and NT$6,943 thousand (US$217 thousand), respectively. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in US and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by such jurisdiction’s tax authorities as of December 31, 2009:

Tax Jurisdiction	Tax Years
SMI Taiwan	2004 and onward
FCI	2004 and onward
SMI USA	2007 onward

15. SHAREHOLDERS’ EQUITY

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, the Company’s largest subsidiary, its subsidiary in Taiwan must make appropriations from annual earnings to

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. The Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

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

Share Repurchase Program

On March 12 and August 13, 2008, our Board of Directors approved share buyback plans to repurchase up to US$80 million of the Company’s ADSs during the period from March 12, 2008 to August 14, 2010. The program does not obligate the Company to acquire any particular amount of ADS and the program may be modified or suspended at any time at the Company’s discretion. All the treasury stock under this share repurchase program was retired on August 2009.

In the year ended December 31, 2008, the Company repurchased 6.2 million of ADSs for a total cost of US$54.3 million. The weighted average purchase price per ADS repurchased was US$8.76. The Company did not repurchase any ADs in the year ended December 31, 2009.

16. EQUITY INCENTIVE PLAN

2004 Stock Option Plan and 2005 Equity Incentive Plan

In 2004, SMI Taiwan adopted a 2004 Employee Stock Option Plan (“the 2004 Plan”). The 2004 Plan reserved 8,000 options with each option exercisable into for 1,000 shares of common stock. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries and expire no later than six years from the date of grant. The options were granted at an exercise price not lower than the market value of SMI Taiwan’s common stock at the date of the grant and vest over four years at certain percentages after two years from the date of grant. As part of the share exchange between the Company and the shareholders of SMI Taiwan effective on April 25, 2005, the Company agreed to assume the share options previously issued by SMI Taiwan. Subsequently on June 3, 2005, the Company amended the 2004 Plan such that options under the 2004 Plan are granted at an exercise price not lower than the market value of the Company’s ordinary shares at the date of the grant and vest over four years at certain percentages after one year from the date of grant.

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

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

In 2006, the Company amended the 2005 Plan to reserve an additional 15,000 thousand ordinary shares for issuance upon exercise of stock options and restricted stock units. In 2009, the Company amended the Plan to reserve an additional 15,000 thousand ordinary shares for issuance upon exercise of stock options and restricted stock units.

Restricted stock units are converted into shares of the Company’s ordinary shares upon vesting on one-for-one basis. The vesting of restricted stock unit is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s ordinary share on the date of the grant, and compensation is recognized on a straight-line basis over the requisite service period of 2 to 5 years. The Company’s restricted stock units are considered nonvested share awards as defined under ASC 718.

At December 31, 2009, the Company’s Compensation Committee approved the acceleration of 858 thousand restricted stock units. There is no remaining requisite service periods on these restricted stock units and as a result of modifications, the expense that would have been recognized over the remaining vesting period was accelerated. The amount of the accelerated restricted stock units expense was NT$ 23,132 thousand (US$ 724 thousand) which was recorded in the Company’s fourth quarter 2009 financial results. No incremental compensation cost resulted from this option modification.

At December 31, 2009, 1,222 thousand restricted stock units were canceled by the Company. No compensation was received by the restricted stock units’ holders for the cancelation. As a result of the modification, the expense that would have been recognized over the remaining vesting period was accelerated. The amount of the canceled restricted stock units expense was NT$198,682 thousand (US$ 6,219 thousand) which was recorded in the Company’s fourth quarter 2009 financial results. There were approximately 203 employees affected by these modifications.

In April 2010, the Company’s Board of Directors and Compensation Committee approved an employee stock option exchange program that require certain employees to exchange eligible stock options for a lesser number of new stock options that have approximately the same fair values as the options surrendered. Eligible options included stock options granted between August 17, 2005 and July 31, 2008 that had an exercised price above $1.85. In 2010, 4,369 thousand eligible stock options were exchanged for 3,785 thousand new stock options granted. The new stock options have an exercise price of $1.47, which is equal to the market price of the Company’s ordinary share on April 26, 2010, the date eligible stock options were surrendered and new stock options granted. The new stock options were issued under the 2005 Plan and are subject to its terms and conditions. The new stock options will continue to vest according to the original vesting schedule. Using the Black-Scholes option pricing model, we determined that the fair value of the surrendered stock options on a grant-by-grant basis was approximately equal, as of the date of the exchange, to the fair value of the new stock options granted, resulting in insignificant incremental share-based compensation.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan, and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2007	14,210
Options granted	(761)
Restricted stock units granted	(4,527)
Option and restricted stock units forfeited	1,428

Available for grant at January 1, 2008	10,350
Options granted	(150)
Restricted stock units granted	(1,225)
Option and restricted stock units forfeited	720

Available for grant at January 1, 2009	9,695
Authorized	15,000
Restricted stock units granted	(13,014)
Option and restricted stock units forfeited/canceled	2,211

Available for grant at December 31, 2009	13,892

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2009	5,915	2.857
Options forfeited	(586)	2.581
Options exercised	(738)	1.260

Outstanding at December 31, 2009	4,591	3.149	5.99

Options Vested and expected to vest after December 31, 2009	4,576	3.140	5.98

Options Exercisable at December 31, 2009	4,417	3.093	5.97

The weighted-average-grant date fair value of stock options granted during the years ended December 31, 2007 and 2008 was US$3.32 and US$0.76, respectively. No stock option was granted in 2009. The intrinsic value of options exercised, determined as of the date of option exercise, was NT$5,885 thousand, NT$1,478 thousand and nil in 2007, 2008 and 2009, respectively.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

As of December 31, 2009, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was NT$4,181 thousand (US$131 thousand). This cost will be amortized over a weighted average period of approximately 0.79 years.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. As the stock price at the end of 2009 was below the option price for all shares, there is no intrinsic value for outstanding options at December 31, 2009 and options vested and expected to vest after December 31, 2009. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2007, 2008 and 2009 were NT$104,453 thousand, NT$33,751 thousand and nil, respectively.

The related tax effect for stock-based compensation benefit (expense) were NT$13,422 thousand, NT$8,724 thousand, and NT$(8,306) thousand (US$260 thousand) for 2007, 2008 and 2009, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2007, 2008 and 2009 was NT$5,464 thousand, NT$11,854 thousand and NT$51,956 thousand (US$1,626 thousand), respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

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

	Year Ended December 31
	2007	2008
Expected dividend yield	—	—
Expected volatility	45.85%-51.88%	56.26%
Risk free interest rate	4.54%-4.59%	3.25%
Expected life	0.8-3.08 years	3.08 years

Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to 2008, expected volatilities were calculated based on historical volatilities of the stock prices of companies similar to the Company, when the Company did not have sufficient historical data as a public company to determine reasonable estimates. Starting in 2008, expected volatilities are determined based on historical volatilities of the stock prices of the Company. Expected life represents the periods that the Company’s share- based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share based awards. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Restricted Stock Units

A summary of the status of restricted stock units and changes during the year ended December 31, 2009 is as follows:

	Number of Nonvested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Nonvested at January 1, 2009	4,432	3.73
Restricted stock units granted	13,014	0.74
Restricted stock units exercised	(2,491)	4.34
Restricted stock units canceled	(1,222)	4.83
Restricted stock units forfeited	(403)	4.83

Nonvested at December 31, 2009	13,330	0.80	2.42

As of December 31, 2009, there was NT$296,379 thousand (US$9,276 thousand) of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Cost of sales	12,858	11,481	24,445	765
Research and development	129,750	138,910	224,220	7,018
Sales and marketing	48,703	55,337	77,500	2,426
General and administrative	70,039	70,334	120,298	3,765

	261,350	276,062	446,463	13,974

17. COMMITMENTS AND CONTINGENCIES

In 2000, FCI entered into a government grant agreement with Korea’s Ministry of Knowledge Economy (“MKE”) to develop new technologies. The agreement requires FCI, in accordance with the Industrial Technology Development Operation Guideline (“Guideline”) issued by MKE, to repay 20-30% of funds received and accordingly the Company has recorded the repayment obligations as current and long-term payables. The remaining 70-80% of funds received in the amount of NT$127,404 thousand (US$3,889 thousand) were recognized in periods when costs funded by the grant are incurred. If the project is unsuccessful, the agreement requires FCI to repay 100% of the funds received. As of December 31, 2009, FCI had thus far not been required to repay grant funds under the agreement with MKE and FCI has determined that no contingent liabilities were required as of December 31, 2008 and 2009 based on historical experience and assessed probability of project success. In addition, if the project is not successful and FCI is deemed to have conducted the project with due care, we believe it is reasonable that FCI will be released from its repayment obligations.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

FCI provided their employees with collateral for personal loans by depositing at a designated bank NT$27,453 thousand (US$859 thousand) at December 31, 2008 and 2009. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through June 2014. The Company recognized rent expense for the years ended December 31, 2007, 2008 and 2009 of NT$43,744 thousand, NT$40,810 thousand and NT$43,838 thousand (US$1,372 thousand), respectively. The minimum operating lease payments expected under these leases as of December 31, 2009 were NT$33,703 thousand, NT$14,330 thousand, NT$7,599 thousand, NT$5,673 thousand, and NT$5,592 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

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

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc., or ASE, due to a fire. On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand for damages, for an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believed it was highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand of inventory loss, offset by NT$41,226 thousand of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8,122 thousand under non-operating expenses for amounts paid to certain customers for delays in shipments caused by the fire. In April 2010, ASE settled with SMI Taiwan by paying a settlement fee NT$35,000 thousand. On April 28, 2010, the Taiwan Taoyuan District Court granted a motion to dismiss the claim filed by SMI Taiwan against ASE.

On October 23, 2007, SanDisk Corp. (“SanDisk”) filed a complaint with the United States International Trade Commission (“ITC”) against multiple respondents, including Silicon Motion Technology Corp., SMI Taiwan and SMI USA (in aggregate “Silicon Motion”). SanDisk claimed that certain Silicon Motion flash memory controllers and products containing these Silicon Motion flash memory controllers infringed specific SanDisk patents. The complaint requested the ITC institute an investigation into the matter and sought a permanent exclusion order to exclude from entry into the United States all flash memory controllers and products containing controllers that infringe any of the asserted patents. The complaint also sought a permanent cease and desist order, directing respondents to cease and desist from marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any flash memory controllers and products containing flash controllers that infringe any of the asserted patents. On December 6, 2007, the ITC instituted an investigation, identifying forty-seven companies, including Silicon

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Motion, as respondents. An ITC hearing was held as scheduled from October 27 through November 5, 2008. In post-hearing briefing, the Office of Unfair Import Investigation (“OUII”) Staff Attorney agreed with our position that none of the Silicon Motion controllers infringed the SanDisk patents in suit. On April 10, 2009, the Administrative Judge of the ITC issued an initial determination that Silicon Motion flash controllers and products containing these Silicon Motion flash controllers did not infringe the patents of SanDisk. On October 23, 2009, the ITC determined that Silicon Motion was not in violation of Section 337 of the Tariff Act of 1930 and terminated its investigation.

On October 24, 2007, SanDisk filed two complaints, for alleged patent infringement against multiple defendants, including Silicon Motion in the United States District Court for the Western District of Wisconsin. The complaints alleged that Silicon Motion’s flash memory controllers infringed certain SanDisk patents and sought unspecified damages, injunctive relief, a trebling of damages for alleged willful conduct and attorneys’ fees. Both cases were stayed until SanDisk’s ITC proceeding became final. SanDisk entered into settlement with, Silicon Motion and no settlement payments were required from Silicon Motion. On February 4, 2010, the Court ordered the dismissal of SanDisk’s claims against Silicon Motion without prejudice pursuant to SanDisk’s requests.

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The AASI Creditor Liquidating Trust was seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the AASI Creditor Liquidating Trust by paying the amount of US$220 thousand, of which US$65 thousand was accrued for as of December 31, 2009, and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy.

On September 11, 2009, FCI filed a claim against Automobile & PCB Inc. (“ANP”) for losses caused by the sale of products using substandard PCB substrates supplied by this vendor. At the time of FCI’s procurement of the PCB substrates and prior to a change of name in February 2009, ANP was known as Quality & Technology Korea Inc.(“Q&Tec”). FCI is claiming approximately US$500 thousand in losses from ANP for material, assembly, testing, and validation costs. The claim was filed at the Seongnam Municipal Court in Korea’s Gyeonggi Province and judgment is expected to be delivered by the court in mid-2010.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

18. SEGMENT INFORMATION

The Company designs, develops and markets high performance, low-power semiconductor products for the multimedia consumer electronics market. The Company currently operates as one reportable segment. The chief operating decision maker is the Chief Executive Officer.

Net sales by categories:

	Year Ended December 31
Product	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Mobile storage	4,500,115	4,133,807	1,802,982	56,432
Mobile communications	761,608	965,135	727,798	22,779
Multimedia SoCs	563,739	402,082	350,822	10,980
Other products	21,867	27,027	11,628	364

	5,847,329	5,528,051	2,893,230	90,555

Net sales by geographic area are presented based upon the customer’s bill-to location:

	Year Ended December 31
Country	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Taiwan	2,422,501	2,179,065	1,044,315	32,686
United States	348,658	350,631	211,894	6,632
Japan	106,702	130,636	40,917	1,281
Korea	1,525,816	1,399,547	927,870	29,041
China	969,168	1,190,278	474,470	14,850
Others	474,484	277,894	193,764	6,065

	5,847,329	5,528,051	2,893,230	90,555

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
Country	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
Taiwan	401,511	639,117	592,933	18,558
United States	6,777	6,329	5,934	186
Korea	98,022	115,633	30,690	961
China	12,879	150,805	143,661	4,496

	519,189	911,884	773,218	24,201

19. Fair Value Measurement

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

For investments other than forward and cross currency swap contracts, the Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. For the year ended December 31, 2009, none of the Company’s financial assets measured on a recurring basis was determined by using observable inputs other than level 1.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2008 and 2009:

December 31, 2008

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
Assets
Short-term investments — trading
Bond funds	112,505	—	—	112,505

December 31, 2009

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
Assets
Short-term investments — trading
Bond funds	21,153	—	—	21,153

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the year ended December 31, 2008 and 2009 and please refer to Note 2 summary of significant accounting policy and Note 11 goodwill and acquired intangible assets for the significant assumption were used.

December 31, 2008

	December 31, 2009	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$
Long-term investments
cost method	50,368	—	—	50,368	(69,253)

December 31, 2009

	December 31, 2009	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$
Long-term investments
cost method	15,709	—	—	15,709	(8,630)
Property and equipment	773,218	—	—	773,218	(27,943)
Goodwill	1,168,807	—	—	1,168,807	(1,019,360)
Intangible assets	92,352	—	—	92,352	(171,139)
Other assets	73,889	—	—	73,889	(18,107)

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. The fair values of assets without quoted market price are determined based on management judgment with

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

the best available information. The impairment charge was determined based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets as of the respective year end.

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of NT$ 801,161 thousand (US$ 25,076 thousand), NT$263,491 thousand (US$8,247 thousand) and NT$91,996 thousand (US$2,879 thousand) for property and equipment, intangible assets and other assets, respectively, were written down to their fair value of NT$ 773,218 thousand (US$ 24,201 thousand), NT$92,352 thousand (US$2,891 thousand) and NT$73,889 thousand (US$2,312 thousand), resulting in an impairment charge of NT$ 27,943 thousand (US$875 thousand), NT$171,139 thousand (US$5,356 thousand) and NT$18,107 thousand (US$567 thousand) which was included in earnings for the period.

In accordance with the provisions of FASB Codification Topic 350, Intangibles, Goodwill and Other, goodwill with a carrying amount of NT$2,188,167 thousand (US$ 68,487 thousand) was written down to its implied fair value of NT$ 1,168,807 thousand (US$ 36,582 thousand), resulting in an impairment charge of NT$ 1,019,360 thousand (US$ 31,905 thousand).