Form 20-F
period 2010-12-31
Silicon Motion Technology CORP
filed 2011-06-30
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:123,718,832, ordinary shares as of May 31, 2011, US$0.01 par value per share.

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

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, SSDLifeGuard, SSDLifeSaver, TurboMLC and FerriSSD are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the exchange rate in effect on December 30, 2010, which was NT$29.14 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — We are subject to risks associated with international operations which may harm our business” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On June 24, 2011, the exchange rate was NT$28.88 to US$1.00.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	3,460,459	5,847,329	5,528,051	2,893,230	4,177,250	143,351
Cost of sales	1,612,019	2,757,102	2,914,587	1,702,808	2,219,634	76,171

Gross profit	1,848,440	3,090,227	2,613,464	1,190,422	1,957,616	67,180
Operating expenses (income):
Research and development	502,225	822,747	1,080,918	1,122,491	1,054,194	36,177
Sales and marketing	200,526	298,199	368,863	395,985	389,065	13,351
General and administrative	219,395	381,749	675,285	464,688	305,613	10,488
Amortization of intangible assets	—	163,704	193,800	192,391	69,244	2,376
Impairment of goodwill and long-lived assets(1)	—	—	—	1,236,549
Write-off of in-process research and development(2)	—	76,377	—	—	—	—
Write-off of other receivable(3)	40,039	—	—	—	—	—
Gain from settlement of litigation(4)	(3,000)	—	—	—	(46,941)	(1,611)

Total operating expenses	959,185	1,742,776	2,318,866	3,412,104	1,771,175	60,781

Operating income (loss)	889,255	1,347,451	294,598	(2,221,682)	186,441	6,399

Total non-operating income (loss)	79,268	46,632	85,431	(80,732)	(360,677)	(12,379)
Income (Loss) before income taxes	968,523	1,394,083	380,029	(2,302,414)	(174,236)	(5,980)
Income tax expense (benefit)	21,032	81,578	86,608	6,784	(18,869)	(648)

Net income (loss)	947,491	1,312,505	293,421	(2,309,198)	(155,367)	(5,332)

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Weighted average shares outstanding:
Basic	123,251	129,041	124,080	110,694	116,159	116,159

Diluted	125,488	133,291	125,304	110,694	116,159	116,159

Earnings (Loss) per share:
Basic	7.69	10.17	2.36	(20.86)	(1.34)	(0.05)

Diluted	7.55	9.85	2.34	(20.86)	(1.34)	(0.05)

Earnings (Loss) per ADS(5):
Basic	30.75	40.68	9.46	(83.45)	(5.35)	(0.18)

Diluted	30.20	39.39	9.37	(83.45)	(5.35)	(0.18)

(1)	Impairment of goodwill and long-lived assets relating to FCI and Centronix acquisitions.
(2)	Write-off of in-process research and development generated from FCI acquisition after it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.
(3)	Write-off of a non-trade related receivable, for which the collection was doubtful.
(4)	Gain from favorable settlements of litigation with Phison Electronics Corporation in 2006 and Advanced Semiconductor Engineering Inc. in 2010.
(5)	Each ADS represents four ordinary shares. We did not pay any dividends on our ordinary shares or ADS during the above periods.

	As of December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,808,042	1,608,272	1,586,941	1,951,584	1,569,792	53,871
Other current assets	3,141,162	3,743,933	1,970,959	1,157,042	1,840,541	63,161
Working capital	3,990,702	3,894,692	2,510,053	2,323,606	2,601,488	89,275
Long-term investments	170,942	119,535	50,368	15,709	5,399	185
Property and equipment, net	319,356	519,189	911,884	773,218	743,028	25,499
Goodwill and intangible assets, net	—	2,849,437	2,641,504	1,261,159	1,191,895	40,902
Other non-current assets	89,182	279,865	282,995	260,825	253,881	8,713
Total assets	5,528,684	9,120,231	7,444,651	5,419,537	5,604,536	192,331
Total liabilities	960,561	1,536,124	1,155,061	905,795	878,104	30,134
Total shareholders’ equity	4,568,123	7,584,107	6,289,590	4,513,742	4,726,432	162,197

Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	596,765	1,599,288	2,785,044	323,927	(278,583)	(9,560)
Net cash provided by (used in) investing activities	(425,012)	(1,950,946)	(994,483)	(45,299)	(289,194)	(9,923)
Net cash provided by (used in) financing activities	59,929	124,816	(1,617,456)	18,471	—	—
Depreciation and amortization	35,596	92,284	155,225	163,129	150,672	5,171
Capital expenditures	(271,697)	(226,034)	(586,750)	(99,480)	(137,087)	(4,704)

Exchange Rate Information

Although a majority of our revenues and expenses are denominated in U.S. dollars, our operational headquarters is in Taiwan and we report our financial results in NT dollars. This annual report contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts for periods through December 31, 2008 were made at the year-end noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rate”). For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this annual report were made at a rate of NT$29.14 to US$1.00, the exchange rate in effect as of December 30, 2010. On June 24, 2011, the exchange rate was NT$28.88 to US$1.00.

We make no representation that any NT dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between NT dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the statistical release of the Federal Reserve Board.

	Exchange Rate NT$ per US$
	High	Low
January 2011	29.36	28.98
February 2011	29.76	28.78
March 2011	29.63	29.35
April 2011	29.31	28.67
May 2011	28.99	28.50
June 2011 (through June 24)	28.99	28.58

The following table sets forth the average exchange rates between NT dollars and U.S. dollars for each of the periods indicated, calculated, with respect to 2006-2008, by averaging the Noon Buying Rates on the last day of each month of the periods shown, and with respect to 2009 through May 31 2011, by averaging the exchange rates on the last day of each month of the periods shown using the exchange rates reported in the statistical release of the Federal Reserve Board.

Average Exchange Rate NT$ Per US$
2006	32.49
2007	32.43
2008	31.52
2009	32.96
2010	31.39
2011 (through June 24)	29.07

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

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry;

•	decreases in demand for multimedia consumer electronics products, including mobile phones and smartphones, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demands, market adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory from closures of less efficient fabs and fabs operating at lower utilization rates;

•	changes in the relative sales mix of our products;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

These and other factors make it difficult for us to assess our future performance. Our sales and operating results are difficult to predict and have in the past, and will likely in the future, fluctuate from period to period. We could fail to achieve the operating targets that we have announced, such as revenue growth, gross margin, and operating expense. In addition, our operating results in the future may be below the expectations of securities analysts or investors, which would likely cause the market price of our ADSs to decline. Any variations in our period-to-period performance may also cause the market price of our ADSs to fluctuate. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.

The global recession of 2008 and 2009 and the downturn in the semiconductor industry adversely affected our operating results and stock price in a material manner.

We operate primarily in the semiconductor industry, which is cyclical and has, from time to time, experienced significant downturns, most recently in connection with the recent global downturn. These downturns are frequently characterized by decreases in product demand, production overcapacity, excess inventories and accelerated erosion of selling prices. These factors could cause substantial fluctuations in our revenue and results of operations. In addition, during these downturns, manufacturers of components, specifically NAND flash components that are used in our customers’ products, may choose to reduce their output and reduce availability of NAND flash components to our customers, which would lead to reduced demand for our controller products. Furthermore, during these downturns some competitors may become more aggressive in their pricing practices, which would adversely impact the prices of our competing products. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or our mobile storage, mobile communications, and multimedia SoCs markets to fully recover from downturns could negatively impact our revenue, business, financial condition and results of operations. The semiconductor foundry industry also periodically experiences increased demand which limits the availability of third-party foundry, assembly and testing capacity and may affect our ability to ship sufficient products to meet our customers’ purchase requests. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause large fluctuations in our stock price.

General worldwide economic conditions significantly deteriorated in 2008 and 2009. Although conditions in the semiconductor market in which we participate improved in 2010, if general global economic conditions deteriorate or do not continue to improve, it could adversely affect the semiconductor market and make it extremely difficult for us, our customers, our vendors, and manufacturers of components that are used in our customers’ products to accurately forecast and plan future business activities. Furthermore, during challenging economic times, our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments. If that were to occur, we could be required to increase our allowance for doubtful accounts and our days sales outstanding for accounts receivable would be negatively impacted. The recession of 2008 and 2009 and any future downturn may reduce our revenue or our revenue growth and result in our having excess inventory. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, either worldwide, or in the semiconductor industry. If the economy and the markets in which we operate do not improve from current conditions or if they deteriorate, our customers or potential customers could reduce or delay their purchases of our products, which would adversely impact our revenues and our ability to manage inventory levels, collect customer receivables and, ultimately, adversely impact our profitability. In addition, we may record additional charges related to the restructuring of our business and the impairment of our goodwill and other long-lived assets, and our business, financial condition and results of operations may be materially and adversely affected.

Since we have limited visibility as to the sales volume by our customers of devices using our products, our ability to accurately forecast future demand for and sales of our products is limited.

We sell our ICs to original equipment manufacturers (“OEMs”), original design manufacturers (“ODMs”) and module makers that integrate our products into their devices. We have limited visibility as to the volume of our products that our OEM, ODM and module maker customers are selling to their customers or carrying in their inventory. If our customers procure less than expected amounts of other primary components used in their products, specifically NAND flash components, experience a slowing of products sold through to their end customers, or have excess inventory, our sales orders from customers will likely slow down, which would adversely impact our future sales and inventory.

We may make acquisitions that are dilutive to existing shareholders, resulting in unanticipated one-time charges or that may otherwise adversely affect our results of operations, and which may result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.

We continually evaluate and explore strategic opportunities as they arise, including business combinations and capital investments. If we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash would reduce our cash reserves.

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that such products will be successful after our acquisition, will not cannibalize sales of our existing products, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues.

In April 2007 we completed the acquisition of Future Communications IC, Inc. (“FCI”), a privately held Korea-based fabless mobile TV and wireless communications RF IC design company, and in November 2007 we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. The products from our FCI and Centronix acquisitions comprise our mobile communications product line. In the fourth quarter of 2009, we determined that goodwill and certain long-lived assets relating to our mobile communication product line were impaired and took an impairment charge of US$38.7 million. This is a non-cash impairment charge to GAAP earnings for our 2009 fiscal year and with this impairment charge, the net carrying cost of our mobile communication product line assets at the end of fourth quarter 2009 was reduced to US$32.4 million. See “We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate” below. Risks arising from these or other future acquisitions could include among other things:

•	our ability to accurately assess the business and prospects of an acquisition or the anticipated benefits of an acquisition;

•	delays in or failure to complete the development and application of the acquired technologies or products;

•	timing of the rollout and adoption of mobile TV services and standards globally;

•	our ability to successfully integrate acquired technologies, operations and personnel;

•	failure to achieve projected results of the acquisition;

•	disruption of our ongoing business;

•	diversion of management and employees’ attention from other business activities;

•	risks associated with entering into a geographic region or business market in which we have little or no prior experience and specifically managing personnel in these regions;

•	difficulties in establishing and maintaining uniform standards, controls, policies and procedures;

•	deficiencies in the internal control of any acquired company resulting in a material weakness in our overall internal control;

•	our ability to recover costs of the acquisition or investment;

•	amortization expenses and large and immediate write-offs;

•	impairment charges related to goodwill or other assets;

•	negative impact on our relationships with customers, suppliers or contractors;

•	loss of key employees of an acquired business; and

•	potentially dilutive issuance of equity securities.

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

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 35%, 38% and 41% of our net revenue in 2008, 2009 and 2010, respectively. We had one customer in 2008 and 2009 and two customers in 2010 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2010, Samsung Electronics (“Samsung”) was our largest customer and accounted for approximately 13% of our sales. In past years, sales to Samsung may have been significantly higher if indirect sales were included with direct sales. In 2010, we do not believe there were indirect sales to Samsung. If a material portion of our sales to other customers are included in products of Samsung, our direct plus indirect sales to Samsung may account for between 15% and 17% of our sales in 2008 and 19% and 20% of our sales in 2009.

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

We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive. To compete successfully, we must maintain a successful R&D effort, develop new products and production processes, and improve our existing products and processes at the same pace or ahead of our competitors. Many types of events could have a variety of negative effects on our overall competitive position and our financial results, such as reducing our revenue, increasing our costs, lowering our gross margin percentage, lowering our operating profitability and requiring us to recognize impairments on our assets. We may not be able to develop and market new products successfully, new markets at which our products target may not grow as expected, the products we invest in and develop may not be well received by customers, and products developed and new technologies offered by others may affect demand for our products.

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

If demand for our products declines in the major end-markets that we serve, our sales will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in communications, consumer electronics and computing devices, such as mobile phones, smart phones, tablets, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential communications, consumer electronics and computing devices as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of communications, consumer electronics and computing devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products or reduce our cost of sales to offset expected declines in average selling prices, our gross margin will decline, which could have a material and adverse effect on our financial condition and operating results.

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our customers’ end products, our revenues could be adversely affected.

During many periods in past years, some of our customers have indicated that they were unable to acquire enough flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased or are planning to increase manufacturing capacity for flash memory. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. Because flash memory is a key component in many of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer controllers from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. The competition for such personnel, particularly technical personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. These technical personnel are required to design and develop integrated circuits, including firmware, and to introduce product enhancements for use in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior management or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as have an adverse effect on our overall growth.

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

Currently, we sell most of our solid state storage controller solutions to manufacturers of flash memory cards and USB flash drives. Flash memory cards were originally used in digital still cameras as storage for digital pictures and videos. The market for flash memory cards expanded significantly as smaller form factor cards were developed, NAND flash component and controller prices decreased, and mobile phone manufacturers incorporated embedded cameras and other advanced multimedia functionalities and card slots into their products to utilize flash memory cards as primary storage for pictures, video, music, and other data generated or enjoyed by consumers of mobile phones. The market for flash memory cards further expanded as the categories of mobile phones that utilize flash memory cards as data storage expanded from camera phones to smart phones and tablets. The market for USB flash drives is principally related to the PC market as USB flash drives are popularly used as peripheral storage for desktop and notebook PCs. We have been successful in developing controllers for flash memory cards used in digital cameras, camera phones, and smart phones and controllers for USB flash drives used with desktop and notebook PCs. The future growth of our mobile storage revenue, if any, will depend in part on our ability to expand beyond the flash memory card and USB flash drive markets, particularly into markets for solid state drives and embedded memory applications.

Currently, we sell a significant portion of our mobile TV IC solutions to Korean manufacturers of handsets and navigation devices for the domestic Korean market. The future growth of our mobile communications revenue, if any, will depend in part on our ability to continue expanding beyond the Korean market to emerging mobile TV markets such as China, Brazil, the United States, and Europe and the mature Japanese market.

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

We do not own or operate semiconductor fabrication facilities. Instead, we rely on third parties to manufacture our semiconductors. Four outside foundries, Silterra in Malaysia, Taiwan Semiconductor Manufacturing Company (“TSMC”), Semiconductor Manufacturing International Corporation (“SMIC”) in China, and STMicroelectronics in Europe currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, availability of wafers and other raw materials, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

The ability of each foundry to provide us with semiconductors is limited by its available capacity and access to wafers. We do not have long-term agreements with any of these foundries and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries can allocate capacity to the production of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry customers that are larger and better financed than we are, or have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure manufacturing capacity that we need for our products. In addition, interruptions to the wafer manufacturing processes caused by a natural disaster or human error could result in partial or complete disruption in supply until we are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our products could significantly delay our ability to ship our products and potentially have negative effects on our relationships with existing customers and our results of operations. In addition, if our subcontractors terminate their relationships with us, we would be required to qualify new subcontractors, which could take as long as six months, resulting in unforeseen operations problems, and our operating results may be materially and adversely affected.

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

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries such as China where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it could be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control transactions.

As of May 31, 2011, we currently have more than 155 patents and 581 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

In addition, any litigation to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of management.

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

We face competition from a large number of competitors in each of our target markets. Our primary competitors in our mobile storage market include Alcor Micro, J-Micron, Phison, Skymedi, Solid State Systems, and ITE. For multimedia SoCs products, the companies with whom we compete include XGI. For mobile communications products, the companies with whom we compete include GCT, I&C, Newport Media, Raontech, Siano, and Toshiba. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of intellectual property infringement in circumstances where our products are a factor in creating infringement exposure. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. In the contracts under which we distribute semiconductor products, we generally have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property. In some of our licensing agreements, we have agreed to indemnify the licensee against losses arising out of or related to our conduct or services. We cannot assure you that claims for indemnification will not be made or that these claims would not have a material and adverse effect on our business, operating results or financial condition.

We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate.

We are required to perform testing for impairment losses for long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. In November 2009, we recorded NT$217.2 million of impairment charges relating to our long-lived assets. We performed our annual impairment assessment of the carrying value of goodwill in November 2009, determined that the goodwill balance was impaired, and wrote down the goodwill balance by NT$1,019.4 million. Through our acquisitions of FCI and Centronix, we acquired core technology, customer relationships, goodwill and other intangible assets. As of December 31, 2010, the Company had goodwill associated with our acquisitions of NT$1,168.8 million (US$40.1 million) and net acquired intangible assets of NT$23.1 million (US$0.8 million). Goodwill must be tested for impairment at least on an annual basis. Although we recorded an impairment on goodwill and other long-lived assets during 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods.

In addition, in the past, we had made investments in private companies. If the companies in which we have invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in 2010 and past years. These and future impairment charges could have a material impact on our operating results. In 2008, 2009 and 2010, we recorded impairment charges relating to our private company investments of NT$69.3 million, NT$8.6 million, and NT$7.2 million (US$0.3 million), respectively.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

We are subject to reporting obligations under securities laws of the United States. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include in its annual report management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2010 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

We conduct our business worldwide. We are headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Europe, Korea, Malaysia and Taiwan. We generated 94%, 93% and 90% of our revenue in 2008, 2009 and 2010, respectively, from sales to customers outside the United States. International operations are subject to many other inherent risks, including but not limited to:

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

Parts of the world, including Taiwan, Japan, China and the United States are susceptible to earthquakes. In 1999, 2008, and 2011 Taiwan, China, and Japan respectively, experienced severe earthquakes that caused significant property damage and loss of life. A major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

While we also, through our acquisition of FCI, maintain substantive operations in Korea, our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, most of our foundries and assembly and testing suppliers such as SPIL, SMIC, Advanced Semiconductor Engineering Group (“ASE”), Taiwan IC Packing Corp. (“TICP”), TSMC, King Yuan, and Youngtek Electronics Corp. (“YTEC”) are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National People’s Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwanese and South Korean governments have been supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwanese government. For example, under the Statute for Upgrading Industries of Taiwan, we were granted tax credits by the Taiwan Ministry of Finance for qualifying research and development costs and in qualifying employee training expenses. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the government. In 2010, “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. However, we are still eligible to use certain previously granted unutilized, unexpired tax credits and exemptions. See “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and note 13 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

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

We face substantial political risk associated from doing business in South Korea because of tensions in the political relationship between South Korea and North Korea.

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

Below is the structure chart for our organization:

Overview

We are a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, multimedia SoCs, and mobile communications. Our mobile storage is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, universal serial bus (“USB”) flash drives, SSDs, and embedded flash. These flash memory storage products are widely used for external or internal storage of data by consumer electronics devices such as mobile phones, smart phones, tablets, digital still cameras, camcorders, personal navigation devices, and notebook and desktops personal computers. Our multimedia SoCs product line is composed primarily of products that support embedded graphics applications. Our mobile communications product line is composed of mobile TV IC solutions and handset transceiver ICs, and became our new product line as a result of our acquisition of FCI in April 2007.

We sell our semiconductor solutions to leading module makers, original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Netcom, Lexar Media, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones and smart phones manufactured by most of the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and USB flash drives sold in the retail market. Our multimedia SoCs are used primarily for thin clients, office and factory automation, industrial PCs, and other applications by companies such as Advantech, ChipPC, Fuji-Xerox, Kontron, Siemens, ThinNetworks, and Toshiba-TEC. We provide our innovative mobile communications ICs to LG Electronics, Pantech, Samsung, and other companies. We sell our products through our direct sales force and distributors in Canada, China, Europe, Japan, Korea, Taiwan and the United States.

In past years, we experienced periods of rapid sales growth and decline. Our net sales grew from approximately NT$3,460.5 million in 2006 to approximately NT$5,847.3 million in 2007 before declining to approximately NT$5,528.1 million in 2008 and declining further to approximately NT$2,893.2 million in 2009, and recovering to approximately NT$4,177.3 million (US$143.4 million) in 2010.

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

Mobile Storage Products

We offer a broad range of controllers for NAND flash memory storage products, including flash memory cards, USB flash drives, embedded flash and solid state drives. Flash memory storage products are widely used by consumers to store data for multimedia consumer electronics devices such as mobile phones, smart phones, tablets, digital still cameras, camcorders, personal navigation devices, and notebook and desktop PCs. Flash memory cards and USB flash drives are two of the largest end applications for NAND flash. Our controllers are designed to be compatible with and the companion IC to the vast majority of NAND flash produced by companies such as Hynix, Intel, Micron, Samsung, SanDisk and Toshiba. Because NAND flash from different manufacturers may be dissimilar in terms of IC packaging, input/output timing, command code and other factors, a controller plays an important role in ensuring NAND flash used in flash memory storage products are compatible with consumer electronics host devices. New NAND flash from different manufacturers or the same vendor may require new silicon microcontroller solutions, updates to the firmware in the controller, extensive and thorough debugging and testing of the controller with the updated NAND flash driver and extensive and thorough compatibility testing of the NAND flash memory storage product.

Key functions of our flash memory card and USB flash drive controllers include:

•	managing data input and output between the NAND flash in the flash memory storage product and the consumer electronics host device;

•	ensuring that flash memory storage products which use our controllers are compatible with the widest possible universe of consumer electronics host devices;

•	ensuring data reliability in NAND flash by detecting and correcting individual bit errors in the NAND flash;

•	ensuring data integrity in a NAND flash by mapping bad blocks and preventing the bad blocks from being used for storing data;

•	maximizing the life of a NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalize the use of all the memory cells;

•	enhancing the read and write performance of NAND flash by utilizing two-plane architecture, interleaving, or other technologies; and

•	implementing security features to protect software code, personal data and multimedia digital rights.

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

Our proprietary IC design methodology, strong firmware capability, proprietary assembly techniques and comprehensive testing procedures enable us to offer controllers that have significant competitive advantages with respect to compatibility, speed, connectivity and cost. Our Enhanced ECC, Vth Tracking, DMA Pipeline, Block EarlyRetirement, and PowerCycling technologies enable high performance and high reliability data storage. Our flash memory controllers are also designed for very low standby power consumption, to withstand electro-static discharge and to allow flexible flash memory configuration through both hardware and firmware. Our flash memory card controller ICs are manufactured primarily using standard CMOS processes at 0.13- and 0.15- micron.

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

Our high performance USB flash drive controllers can support single- and dual-channel SLC and MLC NAND flash configuration and are compatible with the majority of flash memory currently being produced by different flash memory manufacturers. They are designed for high data transfer rates and low power consumption. Further, they offer our customers an overall low cost solution with integrated voltage regulators and standby power components and support Master and Slave SPI (“Serial Peripheral Interface”) for applications such as a fingerprint sensor.

Embedded flash and SSD controllers. In addition to controllers for flash memory cards and USB flash drives, we also offer controller solutions for embedded flash memory and controllers for solid state drives (“SSDs”). SSD is a next generation storage technology designed to replace or compliment hard disk drives. SSDs are potentially faster in terms of data read/write speed, are more durable and not prone to mechanical malfunction, more power efficient, generate less heat, and are quieter and smaller in form factor. Our embedded controller solutions include controllers mounted on the printed circuit board of electronic devices used to control NAND flash also mounted on the printed circuit board of the device, as well as controllers contained in a single semiconductor package with one or more companion NAND flash dies solution such as eMMC and eUSB flash drive. In 2007, we started shipping controllers for solid state drives and embedded memory solutions for use in industrial, networking, and consumer applications, notebook PCs and servers.

Multimedia SoCs

We design and develop a wide range of multimedia SoCs for embedded graphics applications. SoCs are integrated circuits that include a central processing unit, memory interfaces and other components and that address a range of end application requirements, including low power, high performance, low cost and high levels of system integration. Our SoCs are manufactured using standard CMOS processes.

Embedded graphics processors. Graphics processors are commonly used by desktop and notebook PCs, game consoles, work stations and multimedia mobile phones to increase the speed and complexity of images that can be displayed on a monitor, TV or screen, and to improve color definition and image resolution. Graphics processors are also used to control the displays of thin clients, industrial PCs, office and factory automation equipment, and other applications.

Before we combined our business with Feiya in 2005, SMI USA was principally a graphics processor company. We are currently focused primarily on designing, developing and marketing high-performance, low-power SoCs which contain a graphics processor engine and embedded memory, and which are highly integrated and low cost, small in chip size, easy to design-in by systems integrators, fully supported, and not end-of-life. The markets in which we compete include thin clients, industrial PCs, office and factory automation, and other applications. Our embedded graphics processors are generally used to render text, 2D graphics and graphical user interface on displays.

Based on our DualMon technology, our graphics processors can drive two separate displays using one processor. This saves on costs as well as space on motherboards. Our ReduceOn® technology enables intelligent power management which algorithmically varies the clock and power to functional units based on system needs to significantly reduce average operating power usage. End-users can thus use the mobile devices for longer periods without a reduction in performance.

Mobile Communications

Beginning in 2007, we started offering semiconductor solutions for mobile TV and CDMA mobile phones. Our mobile communications portfolio of products became a part of our company following the completion of our acquisition of FCI at the end of April 2007. FCI was formerly a mobile communication RF IC company that focused on developing IC solutions for receiving mobile TV signals on mobile phones, as well as receiving and transmitting voice, video and data on mobile phones.

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

Handset transceivers. We offer CDMA transceivers for CDMA 1x and EVDO modem solutions as well as transceivers for LTE modem solutions.

Our Customers

We sell our semiconductor solutions to leading module makers, original equipment manufacturers (“OEMs”), and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Netcom, Lexar Media, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones and smart phone manufactured by the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and UBS flash drives sold in the retail market. Our multimedia SoCs are used primarily for thin clients, office and factory automation, industrial PCs, and other applications by companies such as Advantech, ChipPC, Fuji-Xerox, Kontron, Siemens, ThinNetworks, and Toshiba-TEC. We provide our innovative mobile communications ICs to LG Electronics, Pantech, Samsung, and other companies.

Sales to our five largest customers represented approximately 35%, 38% and 41% of our net revenue in 2008, 2009 and 2010, respectively. We only had one customer in 2008 and 2009 and two customers in 2010 that accounted for 10% or more of our sales. The identities of our five largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2010, Samsung Electronics (“Samsung”) was our largest customer and accounted for approximately 13% of our sales. In past years, sales to Samsung may have been significantly higher if indirect sales were included with direct sales. In 2010, we do not believe there were indirect sales to Samsung. If a material portion of our sales to other customers are included in products of Samsung, our direct plus indirect sales to Samsung may account for between 15% and 17% of our sales in 2008 and 19% and 20% of our sales in 2009.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major modular maker, OEM and ODM customers in Taiwan, Korea, China, the United States, and Japan. Approximately 74% of our sales in 2008, 73% of our sales in 2009 and 75% of our sales in 2010 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors with locations throughout the world. We selected these distributors based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis, and product marketing. We seek to work with potential and existing customers early in their design process in order to best match our products to their needs, and more broadly, to ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our research and development, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as JEDEC and the SD Card Association for flash memory cards, helps us monitor the latest industry developments and promote our corporate profile. Our marketing group also works with our sales teams to identify new business opportunities.

We also have field application engineers, or FAEs, who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, digital, mixed-signal and RF IC design, and software engineering. As of May 31, 2011, we had 155 patents in China, Japan, Korea, Taiwan, and the United States and 581 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

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

Our research and development expenses were approximately NT$1,080.9 million, NT$1,122.5 million and NT$1,054.2 million (US$36.2 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

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

Wafer fabrication. TSMC worldwide, SMIC in China, Silterra in Malaysia and STMicroelectronics in Europe are currently our primary foundries that manufacture most of our semiconductors. Our foundries in Taiwan, Singapore, Malaysia and China currently fabricate our devices using mature and stable CMOS process technology primarily with line-widths of 0.09-, 0.13-, 0.15-, and 0.25- micron. We also rely on STMicroelectronics as our foundry for mobile communications products using Bi-CMOS process technology primarily with line-widths of 0.25 and 0.35 micron. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual die, assembled into finished IC packages, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as ASE, SPIL, TICP, King Yuan Electronics, YTEC and Giga Solution Tech in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

Our primary competitors in our mobile storage market include Alcor Micro, J-Micron, Phison, Skymedi, Solid State Systems and ITE. For multimedia SoCs products, the companies with whom we compete include XGI. For mobile communications products, the companies with whom we compete include GCT, I&C, Newport Media, Raontech, Siano, and Toshiba.

Seasonality

See “Risk Factors — Because our operating results for any period could be adversely affected by a number of factors and therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict” in Item 3 above and “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations” in Item 5 below.

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

As of May 31, 2011, we held 155 patents in the United States, Taiwan, and other countries and have 581 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC” and “FerriSSD” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

Our corporate headquarters are located in Hsinchu, Taiwan. We own this 108,800 square feet facility, which houses our management and administration, operations, and research and development departments. In Taiwan, we also lease premises in Taipei, occupying approximately 40,400 square feet of floor space, which houses our sales and marketing, as well as research and development departments.

In addition to these facilities in Taiwan, in 2008 we purchased a facility in Shanghai with an aggregate floor space of approximately 15,900 square feet for US$4.0 million. We lease facilities in Seoul, Korea, Shenzhen, and Beijing, China, Milpitas, California, and Yokohama, Japan for research and development, sales and marketing, and administration. These facilities in aggregate consist of approximately 59,400 square feet of floor space with lease terms expiring at various dates between 2012 and 2014. In 2004, FCI entered into an agreement to acquire 6,300 square feet of floor space of a multi-story building in the suburbs of Seoul for NT$235.3 million; this construction project was terminated by its developer in December 2009.

We also own commercial property in Taipei of approximately 6,200 square feet, which we purchased in October 1998 for NT$32 million. This property, which was formerly our Taipei sales office, has not been used by us since 2004, and we currently lease it out as office premises. It is our intention that we will sell this property as we do not intend to use it for operating purposes.

Government Regulation

See Risk Factors — “We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China,” “Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income,” and “We face substantial political risk associated from doing business in South Korea because of tensions in the political relationship between South Korea and North Korea” in Item 3 above.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. The semiconductors that we sell are mobile storage ICs, mobile communications ICs, and multimedia SoCs. Net sales generated by these product groups for the periods indicated are as follows:

	Year Ended December 31,
	2008		2009		2010
	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage(1)	4,133,807	75	1,802,982	62	2,911,576	70
Mobile Communications(2)	965,135	17	727,798	25	780,012	19
Multimedia SoCs(3)	402,082	7	350,822	12	444,366	11
Other products(4)	27,027	1	11,628	1	41,296	—

Total	5,528,051	100	2,893,230	100	4,177,250	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, and embedded flash applications.
(2)	Includes mobile TV IC solutions and handset transceiver ICs.
(3)	Includes graphics processors.
(4)	Includes primarily demo boards and non-recurring engineering income.

For the years ended December 31, 2008, 2009 and 2010 we derived approximately 39%, 36%, and 38% respectively, of our net sales from customers located in Taiwan and approximately 6%, 7%, and 10% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2008	2009	2010
Country
Taiwan	39%	36%	38%
Korea	25%	32%	23%
China	22%	16%	23%
United States	6%	7%	10%
Others	8%	9%	6%

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2008	2009	2010
Currency
U.S. dollars	60%	76%	86%
NT dollars	22%	13%	13%
Korean won	18%	11%	1%

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

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as mobile phones, smart phones, DSCs, and desktop and notebook PCs, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and decreased net sales in the first half of each year. However, our rapid sales growth in the past and recent sales decline makes it difficult for us to assess the impact of seasonal factors on our business.

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

Research and development expenses. Our research and development expenses consist primarily of employee salaries and related costs, stock-based compensation expense, fees paid for the use of intellectual properties and design tools developed by third parties, development cost of software, expenses for the design, development and testing of system architecture, new product or product alternatives, costs for the construction of prototypes, occupancy costs and depreciation on research and development related equipment. We expense research and development expenditures as they are incurred. We expect research and development expenses to increase in absolute terms in future periods as our net sales increase.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of employee salaries and related costs, stock-based compensation expense, commissions paid to independent distributors and costs for our advertising and promotional activities. We expect that our sales and marketing expenses will increase in absolute terms over the next several years as our net sales increase.

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

Impairment of goodwill and long-lived assets. We evaluate the recoverability of goodwill and long-lived assets annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Accounting for stock-base compensation. We grant both stock options and restricted stock units to our employees and members of the Board of Directors. The value of our restricted stock units is based on the closing price of our shares on the date of grant and expensed over the vesting period. We estimate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model and recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

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

Provision for income taxes. We must make certain estimates and judgments in determining income tax expenses for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, deductions and allowance, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We have operations in several countries and determine income taxes for each of the jurisdictions where we operate. Taiwan and Korea are our two primary countries of operations.

In Taiwan, we have received tax exemptions from the government that are valid for a number of years and for certain income streams relating to the expansion of production capacity or the development of new technologies. We also receive significant amounts of tax credits for applicable research and development expenses incurred in Korea. Because of these and other tax benefits, the effective tax rates of our Taiwan and Korea operations have been and will continue to be lower than statutory tax rates. See “Risk Factors — Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income” for the risks relating to our ability to enjoy favorable tax policies of the Taiwanese and Korean governments.

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

Revenue recognition. Revenue from product sales are generally recognized upon shipment to the customer provided that we have received a signed purchase order, the price has been fixed or is determinable, transfer of title has occurred in accordance with the shipping terms specified in the arrangement with the customer, collectability from the customer is considered reasonably assured, product returns are reasonably estimable and there are no remaining significant obligations or customer acceptance requirements. Revenue on development service orders is generally recognized upon completion and customer acceptance of contractually agreed milestones.

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. Our allowance for sales returns and discounts were approximately NT$35.8 million, NT$58.0 million and NT$59.9 million (US$2.1 million) in 2008, 2009 and 2010, respectively, representing approximately 0.6%, 2.0% and 1.0% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. Our reserve for price adjustments to distributors were NT$6 thousand, NT$381 thousand and NT$1,490 thousand (US$51 thousand) in 2008, 2009 and 2010, respectively.

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

Our allowance for trade-related doubtful accounts were approximately NT$180 million, NT$97.8 million and NT$90.8 million (US$3.1 million) in 2008, 2009 and 2010, respectively, representing approximately 14.8%, 14.7% and 9.4% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down NT$222.3 million, NT$214.4 million and NT$44.2 million (US$1.5 million) in 2008, 2009 and 2010, respectively, for estimated obsolete or unmarketable inventory.

Stock-based compensation. All share-based payments, including grants of stock options and restricted stock units, are recognized in our financial statements based upon their respective grant date fair values.

Calculating the fair value of stock option awards at the date of grant requires the use of an appropriate valuation model and judgment. We use the Black-Scholes valuation formula to estimate the fair value of employee stock options. The Black-Scholes formula requires the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on historical volatilities of our ADS prices. We estimated our options’ expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determined that another method for estimating expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these input assumptions was prescribed by authoritative guidance, the fair value calculated for future stock option awards could change significantly from those used for past awards, even if the critical terms of the awards were similar. Higher volatility and expected term will result in an increase to the fair value of stock option awards at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value. Stock option awards are expensed over the requisite service period of the individual grantees, which generally equals the vesting period.

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial condition. In 2009, we recognized impairment losses of approximately NT$217.2 million. No impairment losses were recognized in 2008 and 2010.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s net assets at year end. During 2008, 2009 and 2010, we recognized impairment losses of approximately NT$69.3 million, NT$8.6 million and NT$7.3 million (US$0.3 million), respectively in long term investments in Spright Co., Ltd. and Vastview Technology Corp. as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that our investments were not recoverable within a reasonable period of time.

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

We measure and test goodwill on an annual basis or more frequently if we believe indicators of impairment exist. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our impairment test. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of goodwill to its carrying value. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

In 2009, we recorded an impairment charge of NT$1,019.4 million for the year ended December 31, 2009 because the carrying value of the reporting unit exceed its fair value. In 2008 and 2010, no impairment charges were recorded. The assessment which resulted in our 2009 impairment charge was based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2008, 2009 and 2010 was NT$208.5 million, NT$321.2 million and NT$184.1 million (US$6.3 million), respectively, excluding accrued interest and penalties. As of December 31, 2010, NT$9.1 million (US$0.3 million) of interest and penalties was accrued. Fiscal years 2007 through 2010 remain subject to examination by the US Internal Revenue Service. Fiscal years 2005 through 2010 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 13 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2010.

Litigation and contingencies. From time to time, we have been subject to legal proceedings and claims relating to intellectual property rights and other actions arising out of the normal course of business, as well as other matters identified in “Legal Proceedings,” in Item 8 of this Annual Report. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We have been issued patents and may have additional patents in the future; however, we cannot provide assurance that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop corresponding technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

It is possible that other companies may pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringed technology, pay substantial damages under applicable laws, cease the use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	52.7	58.9	53.1

Gross profit	47.3	41.1	46.9

Operating expenses (income):
Research and development	19.6	38.8	25.3
Sales and marketing	6.7	13.7	9.3
General and administrative	12.2	16.1	7.3
Amortization of intangible assets	3.5	6.6	1.7
Gain from settlement of litigation	—	—	(1.1)
Impairment of goodwill and long-lived assets	—	42.7	—

Total operating expenses	42.0	117.9	42.5

Operating income (loss)	5.3	(76.8)	4.4

Non-operating income (expenses):
Gain on sales of short-term investments — net	0.3	0.0	0.0
Gain on sales of long-term investment — net	—	—	—
Interest income	0.8	0.8	0.3
Interest expense	(0.0)	(0.1)	(0.1)
Foreign exchange gain (loss) — net	1.7	(3.1)	(8.6)
Impairment of long-term investment	(1.3)	(0.3)	(0.1)
Other income (loss), net	0.0	(0.1)	(0.1)

Total non-operating income (loss)	1.5	(2.8)	(8.6)

Income (loss) before income taxes	6.8	(79.6)	(4.2)
Income tax expense (benefit)	1.6	0.2	(0.5)

Net income (loss)	5.2%	(79.8)%	(3.7)%

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Net sales.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Net sales
Mobile storage	2,911,576	70	1,802,982	62	1,108,594	61
Mobile communications	780,012	19	727,798	25	52,214	7
Multimedia SoCs	444,366	11	350,822	12	93,544	27
Other products	41,296	—	11,628	1	29,668	255

Net sales	4,177,250	100	2,893,230	100	1,284,020	44

Our net sales increased 44% year-over-year to approximately NT$4,177.3 million (US$143.4 million) in 2010 as total unit shipment for our products increased 55%.

Our mobile storage unit shipments increased 53% year-over-year due to better availability of NAND flash supply to our customers and strong demand for devices using our controllers. Mobile storage ASP increased 11% year-over-year. Our card controller revenue increased 56% year-over-year, USB flash drive controllers revenue increased 96% year-over-year, and SSD and embedded flash memory controller revenue increased over 130% year-over-year. Mobile communications revenue increased 7% largely because of improved mobile TV IC sales. Multimedia SoCs revenue increased 27% largely because of strong embedded graphics sales.

Gross profit.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Gross profit	1,957,616	47	1,190,422	41	767,194	64

Gross profit as a percentage of net sales increased from 41% in 2009 to 47% in 2010 primarily because of less obsolete and unmarketable inventory write-downs. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue declined from 49% in 2009 to 48% in 2010, due to increased sales of lower gross margin products and reduced gross margins for some of our products.

Research and development expenses.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	499,184	12	477,059	17	22,125	5
Stock-based compensation	102,209	2	224,220	8	(122,011)	(54)
Other research and development	452,801	11	421,212	14	31,589	7

Research and development	1,054,194	25	1,122,491	39	(68,297)	(6)

Our research and development expenses decreased 6% year-over-year to approximately NT$1,054.2 million (US$36.2 million) in 2010. Salary and benefits increased 5% year-over-year to approximately NT$499.2 million (US$17.1 million), primarily because of lower expenses in 2009 due to a temporary company-wide salary reduction in effect in 2009. Stock-based compensation decreased 54% year-over-year to approximately NT$102.2 million (US$3.5 million), primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other expenses increased 7% year-over-year to approximately NT$452.8 million (US$15.5 million), primarily because of IC tape-outs and other project expenses increasing as we continued to invest in all our product lines.

Sales and marketing expenses.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	204,525	5	199,879	7	4,646	2
Stock-based compensation	45,520	1	77,500	3	(31,980)	(41)
Other sales and marketing	139,020	3	118,606	4	20,414	17

Sales and marketing	389,065	9	395,985	14	(6,920)	(2)

Our sales and marketing expenses decreased 2% year-over-year to approximately NT$389.1 million (US$13.4 million) in 2010. Salary and benefits increased 2% year-over-year to approximately NT$204.5 million (US$7.0 million), primarily because of lower expenses in 2009 due to a temporary company-wide salary reduction in effect in 2009. Stock-based compensation decreased 41% year-over-year to approximately NT$45.5 million (US$1.6 million), primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees of 2009. Other sales and marketing expenses increased 17% year-over-year to approximately NT$139.0 million (US$4.8 million) primarily because of higher testing fees in 2010.

General and administrative expenses.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	169,454	4	174,572	6	(5,118)	(3)
Stock-based compensation	37,488	1	120,298	4	(82,810)	(69)
Other general and administrative	98,671	2	169,818	6	(71,147)	(42)

General and administrative	305,613	7	464,688	16	(159,075)	(34)

Our general and administrative expenses decreased 34% year-over-year to approximately NT$305.6 million (US$10.5 million) in 2010. Salary and benefits decreased 3% year-over-year to approximately NT$169.5 million (US$5.8 million), primarily because of a 5% decrease in the number of employees engaged in general and administrative activities. Stock-based compensation decreased 69% year-over-year to approximately NT$37.5 million (US$1.3 million), primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees in 2009. Other general and administrative expenses decreased 42% year-over-year to approximately NT$98.7 million (US$3.4 million) primarily because reserves for doubtful accounts decreased NT$34.7 million (US$1.2 million) and tax and legal advisory fees decreased NT$8.9 million (US$0.3 million) in 2010.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Cost of sales	5,911	—	24,445	1	(18,534)	(76)
Research and development	102,209	2	224,220	8	(122,011)	(54)
Sales and marketing	45,520	1	77,500	3	(31,980)	(41)
General and administrative	37,488	1	120,298	4	(82,810)	(69)

Total stock-based compensation	191,128	4	446,463	16	(255,335)	(57)

Total stock-based compensation decreased NT$255.3 million (US$8.8 million) primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Total expense incurred for the acceleration and cancellation, net of forfeiture adjustment, was approximately NT$163.8 million.

See Note 15 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	69,244	2	192,391	7	(123,147)	(64)

Our amortization of intangible asset decreased 64% year-over-year to approximately NT$69.2 million (US$2.4 million) in 2010 due to a write down of the value of certain long-lived assets in December 2009. This expense is associated with the amortization of intangible assets relating to our acquisitions of FCI and Centronix in April and November 2007, respectively.

Impairment of goodwill and long-lived assets.

We performed annual impairment assessments of the carrying value of goodwill and other long-lived assets in November 2010 and 2009. No impairment was recognized in 2010. During our 2009 evaluation, we compared the carrying value of our mobile communications reporting unit to its estimated fair value and determined that goodwill and certain other long-lived assets were impaired and recognized approximately NT$1,019.4 million for goodwill impairment and NT$217.2 million for impairment of certain other long-lived assets.

See Note 10 of Notes to Consolidated Financial Statements for a further discussion of impairment of goodwill and other long-lived assets.

Interest expense. Our interest expense decreased to approximately NT$3.1 million (US$0.1 million) for the year ended December 31, 2010 from approximately NT$3.5 million for the year ended December 31, 2009 primarily because of reducing government grants in 2010 compared with 2009.

Foreign exchange gain (loss). For the year ended December 31, 2010, we incurred foreign exchange losses of NT$358.3 million (US$12.3 million), compared with NT$88.9 million for the year ended December 31, 2009. The foreign exchange loss in 2010 resulted primarily from the strength of the NT dollar relative to the U.S. dollar. We do not presently engage in any hedging activities.

Interest income. Our interest income decreased to approximately NT$11.3 million (US$0.4 million) for the year ended December 31, 2010 from approximately NT$22.1 million for the year ended December 31, 2009 because of lower levels of cash and cash equivalents and lower interest rates.

Impairment of long-term investment. In 2010, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts indicated that our investments were not recoverable within a reasonable period of time and that the impairments were other than temporary and recorded a combined impairment charge of NT$7.3 million (US$0.3 million). In 2009, we determined that our investment in Vastview was impaired and recorded a NT$8.6 million charge.

Income tax expense (benefit). Our income tax benefit was approximately NT$18.9 million (US$0.6 million) for the year ended December 31, 2010 compared to an income tax expense of approximately NT$6.8 million for the year ended December 31, 2009. In 2010, our income tax expense decreased by NT$25.7 million when compared to 2009 because of several net tax benefits, including a NT$193.3 million net benefit from the revaluation of deferred tax assets related to new AMT tax in Taiwan and a NT$99.6 million net benefit from increased unrealized tax benefits relating to changes in accrued liabilities, partially offset by several net tax expenses, including a NT$117 million net expense primary from an increase in unrealized foreign exchange loss and a NT$92.0 million net expense from utilization of net operating loss carry forwards.

Net income (loss). Net loss was approximately NT$155.4 thousand (US$5.3 million) for the year ended December 31, 2010 compare to a net loss of approximately NT$2,309.2 million for the year ended December 31, 2009.

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

Our net sales decreased 48% year-over-year to approximately NT$2,893.2 million in 2009 as total unit shipment for our products decreased 37% and average selling prices declined 17%.

Our mobile storage unit sales decreased 37% year-over-year as NAND flash manufacturers reduced their production during the worldwide economic recession and reduced their sales to our mutual customers. Since our customers procured fewer NAND flash components and manufactured fewer NAND flash storage devices, they also procured fewer controllers from us. Mobile storage ASPs declined 34% due to intense competition and revenue declined 56%. Mobile communications revenue declined 25% because 2008 revenue included a large non-recurring sale to China and 2009 revenue was negatively affected by mobile TV product transitions and an economic recession in Korea. Multimedia SoCs revenue declined 13% because our graphics product sales were affected by weak economic conditions in Japan and other important markets.

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

Our research and development expenses increased 4% year-over-year to approximately NT$1,122.5 million in 2009. Salary and benefits decreased 3% year-over-year to approximately NT$477.1 million, primarily because of a 3% decrease in the number of employees engaged in research and development activities. Stock-based compensation increased 61% year-over-year to approximately NT$224.2 million, partly attributable to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other expenses decreased 6% year-over-year to approximately NT$421.2 million, primarily because of less IC tape-out and other project expenses.

Sales and marketing expenses.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Salary and benefits	199,879	7	205,330	4	(5,451)	(3)
Stock-based compensation	77,500	3	55,337	1	22,163	40
Other sales and marketing	118,606	4	108,196	2	10,410	10

Sales and marketing	395,985	14	368,863	7	27,122	7

Our sales and marketing expenses increased 7% year-over-year to approximately NT$396.0 million in 2009. Salary and benefits decreased 3% year-over-year to approximately NT$199.9 million, primarily because of a 1% decrease in the number of employees engaged in sales and marketing activities. Stock-based compensation increased 40% year-over-year to approximately NT$77.5 million, partly attributable to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other sales and marketing expenses increased 10% year-over-year to approximately NT$118.6 million primarily because of higher compatible testing fees in 2009.

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

Our general and administrative expenses decreased 31% year-over-year to approximately NT$464.7 million in 2009. Salary and benefits decreased 18% year-over-year to approximately NT$174.6 million, primarily because of 8% decrease in the number of employees engaged in general and administrative activities. Stock-based compensation increased 71% year-over-year to approximately NT$120.3 million, partly attributable to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other general and administrative expenses decreased 57% year-over-year to approximately NT$169.8 million primarily because reserves for doubtful accounts decreased NT$121.6 million and the legal expenses relating to the SanDisk litigation decreased NT$51 million in 2009.

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

In 2009, we accelerated the vesting of certain soon-to-vest RSUs and cancelled a small portion of outstanding RSUs previously granted to employees. Total expense incurred for the acceleration and cancellation, net of forfeiture adjustment was approximately NT$163.8 million.

See Note 15 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2009		2008
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	192,391	7	193,800	4	(1,409)	(1)

Our amortization of intangible asset decreased 1% year-over-year to approximately NT$192.4 million in 2009. This expense was associated with the amortization of intangible assets relating to our acquisitions of FCI and Centronix in April and November 2007, respectively.

Impairment of goodwill and long-lived assets.

We performed annual impairment assessments of the carrying value of goodwill and other long-lived assets in November 2009 and 2008. During our 2009 evaluation, we compared the carrying value of our mobile communications reporting unit to its estimated fair value and determined that goodwill and certain other long-lived assets were impaired and recognized approximately NT$1,019.4 million for goodwill impairment and NT$217.2 million for impairment of certain other long-lived assets.

See Note 10 of Notes to Consolidated Financial Statements for a further discussion of impairment of goodwill and other long-lived assets.

Interest expense. Our interest expense decreased to approximately NT$3.5 million for the year ended December 31, 2009 from approximately NT$4.8 million for the year ended December 31, 2008 due to less of borrowings in 2009 compared with 2008.

Foreign exchange gain (loss). For the year ended December 31, 2009, we incurred a foreign exchange losses of NT$88.9 million, compared with a gain of NT$96.4 million for the year ended December 31, 2008. The foreign exchange loss in 2009 resulted primarily from the strength of the NT dollar relative to the U.S. dollar.

Interest income. Our interest income decreased to approximately NT$22.1 million for the year ended December 31, 2009 from approximately NT$44.0 million for the year ended December 31, 2008 because of declining interest rates.

Impairment of long-term investment. In 2009, we determined that our investment in Vastview was impaired because a combination of recurring losses and reduced forecasts indicated that our investment was not recoverable within a reasonable period of time and that the impairment was other than temporary and recorded an impairment charge of NT$8.6 million. In 2008, we determined that our investments in Spright and Vastview were impaired NT$69.3 million.

Income tax expense. Our income tax expense decreased to approximately NT$6.8 million for the year ended December 31, 2009 from an income tax expense of approximately NT$86.6 million for the year ended December 31, 2008 primarily because of lower taxable income in 2009.

Net income (loss). Net loss was approximately NT$2,309.2 thousand for the year ended December 31, 2009, compared to a net income of approximately NT$293.4 million for the year ended December 31, 2008.

Liquidity and Capital Resources

As of December 31, 2010, we had approximately NT$1,569.8 million (US$53.9 million) in cash and cash equivalents and approximately NT$41.2 million (US$1.4 million) in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not currently engage in any currency hedging activities. Our short-term investments consist primarily of bond funds that we trade and which invest primarily in Taiwan government and Taiwan investment grade corporate bonds denominated in NT$.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010	2010
	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	2,785,044	323,927	(278,583)	(9,560)
Net cash provided by (used in) investing activities	(994,483)	(45,299)	(289,194)	(9,923)
Net cash provided by (used in) financing activities	(1,617,456)	18,471	—	—
Depreciation and amortization	155,225	163,129	150,672	5,171
Capital expenditures	(586,750)	(99,480)	(137,087)	(4,704)

Operating activities

Our net cash used in operating activities was approximately NT$278.6 million (US$9.6 million) for the year ended December 31, 2010, compared to net cash provided by operating activities of approximately NT$323.9 million and NT$2,785.0 million during 2009 and 2008, respectively.

For the year ended December 31, 2010, cash flow used in operations of NT$278.6 million (US$9.6 million) resulted primarily from our net loss of NT$155.4 million (US$5.3 million) and the following reasons:

•

Our net loss includes substantial non-cash charges, namely NT$219.9 million (US$7.5 million) of depreciation and amortization, NT$191.1 million (US$6.6 million) of stock-based compensation, and NT$7.2 million (US$0.3 million) of loss on impairment of assets.

•	Our proceeds from sale of short-term investments net of purchase of short-term investments were NT$20.0 million (US$0.7 million).

•

We increased working capital by NT$517.0 million (US$17.7 million) as our revenue has been increasing. Inventory increased by NT$240.8 million (US$8.3 million), accounts receivable increased by NT$300.8 million (US$10.3 million), accounts payable increased by NT$5.4 million (US$0.2 million), income tax payable decreased by NT$1.1 million (US$0.0 million), and other current asset net of other current liabilities provided NT$20.3 million (US$0.7 million) of cash.

For the year ended December 31, 2009, cash flow from operations of NT$323.9 million resulted primarily from our net loss of NT$2,309.2 million and the following reasons:

•

Our net loss includes substantial non-cash charges, namely NT$355.5 million of depreciation and amortization, NT$446.5 million of stock-based compensation, and NT$1,245.2 million of loss on impairment of assets.

•	Our proceeds from sale of short-term investments net of purchase of short-term investments were NT$91.6 million.

•

We reduced working capital by NT$431.0 million. Inventory decreased by NT$180.8 million, accounts receivable decreased by NT$494.7 million, accounts payable decreased by NT$54.3 million, income tax payable decreased by NT$173.9 million, and other asset net of other liabilities used NT$16.4 million of cash.

Investing activities.

Our net cash used in investing activities was approximately NT$289.2 million (US$9.9 million) for the year ended December 31, 2010, compared to net cash used in investing activities of approximately NT$45.3 million for the year ended December 31, 2009. Investments in 2010 were comprised of purchases of design tools and other items and collateral provided to our foundry supplier.

Our net cash used in investing activities was approximately NT$45.3 million for the year ended December 31, 2009, compared to net cash used in investing activities of approximately NT$994.5 million for the year ended December 31, 2008. Investments in 2009 were comprised of purchases of design tools and other items.

Financing activities.

Our net cash provided by financing activities was zero for the year ended December 31, 2010, compared to net cash provided by financing activities of approximately NT$18.5 million for the year ended December 31, 2009.

Our net cash provided by financing activities was approximately NT$18.5 million for the year ended December 31, 2009, compared to net cash used in financing activities of approximately NT$1,617.5 million for the year ended December 31, 2008. Our cash generated from financing activities in 2009 was comprised primarily of a NT$26.0 million grant received from the Korean government.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2010:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	NT$	NT$	NT$		NT$		NT$
	(in thousands)
Operating leases	64,416	29,517	27,033		7,866		—
Capital leases	309	128	181		—		—
Pension	29,182	29,182	(a	)	(a	)	(a	)
Long term liabilities	36,898	31,525	5,373		—		—

Contractual cash obligations	130,805	90,352	32,587		7,866		—

(a)	Our pension obligation after one year has not been estimated.

We decreased long-term taxes payable of NT$28.1 million (US$1.0 million) related to uncertain tax positions as of December 31, 2010. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Recent Accounting Pronouncements

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the Company for the year ending December 31, 2010. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIEs). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the Company for the year ending December 31, 2010. Based on the Company’s analysis, the adoption of the new guidance did not result in the identification of additional VIEs where the Company is the primary beneficiary.

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

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 18.

In January 2010, the FASB issued an accounting update to clarify the scope of the decrease in ownership provisions of ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary. This guidance requires retrospective application for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard will be effective for the Company on a prospective basis as of January 1, 2011. The Company is currently evaluating the impact of the adoption of the guidance.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010. Early adoption is permitted. The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

Trend Information

Our business rebounded in 2010 driven by improving global economic conditions as well as the increase in the supply and availability of NAND flash components. NAND flash supply increased in 2010 as flash makers introduced finer process geometry for producing NAND flash, produced more three-bits-per-cell architecture NAND flash, and expanded capacity of existing fabs with investments in new production tools. Demand for NAND flash also increased in 2010 as sales of smartphones, notebook and industrial PCs, tablets, networking equipment and other devices increased with economic recovery. We benefited as many of these devices use removable solid state storage devices and embedded memory. Our overall mobile storage product line sales increased 61% in 2010. In terms of key mobile storage product segments, our card controller sales increased 56%, our USB flash drive controller sales increased 96%, and our SSD and embedded flash controller sales increased over 130% in 2010.

We believe industry trends will continue to be favorable in 2011. We believe NAND flash industry supply should increase further as flash makers introduce even finer process geometry for producing NAND flash, produce more three-bits-per-cell architecture NAND flash, and expand capacity with the introduction of new fabs. In 2011, three new 300mm NAND flash fabs in Singapore, South Korea, and Japan will come online and begin initial production. We believe device sales, in particular smartphones and tablets, will continue to increase in 2011 as global economic recovery strengthens and consumer interest in these new devices strengthen. We could benefit further from sales of these devices as many of them use removable solid state storage devices, such as memory cards and embedded memory. We have been planning and investing in broadening our portfolio of embedded memory solutions and anticipate initial roll-out in the second half of 2011 of a new class of controllers targeted at smartphone embedded memory as well as embedded memory used in other consumer electronics devices.

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

Name	Age	Position
James Chow	61	Chairman of the Board
Wallace C. Kou	52	President, Chief Executive Officer and Director
Henry Chen	45	Director
Tsung-Ming Chung	62	Director
Kenneth Kuan-Ming Lin	58	Director
Lien-Chun Liu	54	Director
Yung-Chien Wang	48	Director
Riyadh Lai	42	Chief Financial Officer
Ken Chen	50	VP of Operations
Frank Chang	45	VP of R&D, Mobile Storage
Arthur Yeh	50	VP of Sales, Mobile Storage and Multimedia SoCs
Sangwoo Han	42	Senior VP and General Manager, Mobile Communications

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

Mr. Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow has been the Chairman of Concord Financial Co., Ltd. since 1993. Concord Financial Co., Ltd. is a venture capital firm and was one of our significant shareholders. Mr. Chow was the Chairman of Waffer Technology Corporation, a manufacturer of magnesium alloy products in Taiwan from May 2003 to Dec. 2008. Mr. Chow received an MBA from Columbia University.

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

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung is the Chairman and Chief Executive Officer of Dynapack International Technology Corp, a leading provider of battery packs for notebook computer and other handheld devices. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. Mr. Chung has been a trustee and audit committee member of the Taiwan Greater China Fund, Inc., an NYSE-listed closed-end investment company, since 2006. He is also a director at Far East International Bank and Taiwan Cellular Corp. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University.

Kenneth Kuan-Ming Lin, Director

Mr. Lin joined our board of directors in September 2009. Mr. Lin is the Chairman of Premier Capital Management Corp., the Taiwan Private Equity and Venture Capital Association, and Ruby Tech Corp., and is a member of the board of directors of the Straits Economics & Cultural Interchange Association. He was previously Assistant Vice President of MiTAC Corporation from 1977 to 1978, Vice President of Synnex Corporation from 1978 to 1987, President of TaiDevelop Information Corp. from 1987 to 1990 and Chairman of the board of System General Corp. from 1998 to 2001. Mr. Lin has a BS in Electrical Engineering from the National Taiwan University.

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

Yung-Chien Wang, Director

Mr. Wang joined our board of directors in June 2005. Mr. Wang has over 20 years of working experience in the human resource and legal services industries. Mr. Wang has been a consultant of Professional Trust Co., Ltd., a human resource consulting firm in Taiwan since August 1998 and is currently its Vice President. Mr. Wang has a law degree from Fu Jen Catholic University in Taiwan.

Riyadh Lai, Chief Financial Officer

Mr. Lai joined us in April 2007 from ING Corporate Finance, Asia, where he was the Head of the Technology Group. Previously, he was also an investment banker at Morgan Stanley and ABN AMRO and planning manager at PepsiCo in Hong Kong and New York. Mr. Lai has over a decade of financial management and M&A transaction experience. He holds a BA degree in Economics from Georgetown University and an MBA from New York University.

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

Frank Chang, VP of R&D, Mobile Storage

Mr. Chang has served as our Vice President of research and development since 2008. Mr. Chang is head of research and development for our mobile storage products and has around 20 years of experience in the integrated circuit design industry. He was previously a project manager of firmware development at Holtek Semiconductors. Mr. Chang has a BS in Electrical Engineering from the National Changhua University of Education, Taiwan.

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

Sangwoo Han, Senior VP and General Manager, Mobile Communications

Mr. Han became the General Manager of our Mobile Communications product line in July 2008. He was formerly the Chief Technology Officer of FCI, a company that we acquired in April 2007. Mr. Han joined FCI in 2003 and had been in charge of product design, development, production and marketing. In 1997, he co-founded RF Solutions Inc. in Atlanta, GA, which is now the Anadigics Wireless LAN Center of Excellence. Mr. Han received a BS in electrical engineering from Carnegie-Mellon University, an MS in electrical engineering from the University of Pennsylvania, and a PhD in electrical engineering from the Georgia Institute of Technology.

There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of the independent registered public accounting firm, overseeing our accounting and financial reporting processes and the audits of our financial statements, and pre-approving audit and permissible non-audit services provided by the independent registered public accounting firm. Tsung-Ming Chung, Lien-Chun Liu, and Yung-Chien Wang are members of our audit committee. Our board of directors has determined that Mr. Chung, the Chairman of the audit committee, is the committee’s “Financial Expert” as required by Nasdaq and SEC rules.

Compensation Committee. The compensation committee’s basic responsibility is to review the performance and development of management in achieving corporate goals and objectives and to assure that our senior executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. Toward that end, this committee oversees, reviews and administers all of our compensation, equity and employee benefit plans and programs. Henry Chen and Lien-Chun Liu are members of our compensation committee, with Mr. Chen serving as the Chairman of the committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full board of directors candidates for election to the board of directors. Henry Chen, Lien-Chun Liu and Yung-Chien Wang are members of our nominating and corporate governance committee, with Ms. Liu serving as the Chairman of the committee.

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

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified. Our articles of association provide that our directors serve for a term of three years, with one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) subject to re-election at each annual general meeting of shareholders (chairman and managing director not subject to retirement by rotation nor to be taken into account in determining the number of directors to retire), unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. One of our seven directors is currently subject to re-election at our next annual general meeting of shareholders. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2010, the aggregate compensation to our directors and senior executive officers was approximately NT$52.19 million (US$1.79 million). In 2010, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 477,000 ordinary shares. The options granted to our executive officers and non-executive directors are subject to the same vesting conditions as our employees.

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

Amendments to Plan in 2009 and 2010. In 2009, our board of directors amended the Plan to (i) increase the authorized shares to 40,000,000 as discussed above and (ii) allow certain unilateral amendments to outstanding options and RSU grants. Shareholder approval for such amendments was not required under Cayman law and we used the home-country exemption for foreign private issuers under the Nasdaq Marketplace Rules to effect such amendments without a shareholder vote. In 2009, the Company cancelled 1,221,875 RSUs. There were no changes to outstanding options in 2009. In 2010, the Company exchanged 4,369 thousand stock options for 3,785 thousand new stock options with a similar value.

Future amendments and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the Plan at any time. Unless sooner terminated by the board of directors, the Plan will terminate pursuant to its terms on April 22, 2015.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2008	2009	2010
Management and administration	108	99	94
Operations	20	20	19
Research and development	374	364	350
Sales and marketing	147	146	124

Total	649	629	587

As of December 31, 2010, we had 587 total employees, including 350 in Taiwan, 24 in the United States, 107 in China, 103 in Korea, and 3 in Japan. 430 of our total employees are engineers.

We do not have any collective bargaining arrangements with our employees. We consider our relations with our employees to be good. The reduction in our overall headcount from 2008 to 2010 coincided with the global economic downturn during this period and tight control over operating expenses.

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

There were 123,718,832 of our ordinary shares outstanding as of May 31, 2011. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2011, less otherwise indicated in the footnotes, by:

•	each of our directors and officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow(1)	2,367,546	1.91
Wallace C. Kou(2)	3,484,394	2.82
Henry Chen(3)	46,280	*
Tsung-Ming Chung(4)	46,280	*
Lien-Chun Liu(5)	146,280	*
Kenneth Kuan-Ming Lin	20,000	*
Yung-Chien Wang(6)	760,674	*
Riyadh Lai(7)	1,342,500	1.09
Ken Chen(8)	411,525	*
Frank Chang	565,640	*
Arthur Yeh	298,628	*
Sangwoo Han	358,096	*

*	Less than one percent
(1)	Represents 2,341,266 shares owned by Mr. Chow and 26,280 shares that Mr. Chow has the right to acquire within the next 60 days upon the exercise of options. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which own 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 2,929,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 520,200 shares that Mr. Kou has the right to acquire upon the exercise of options or RSUs.
(3)	Represents 20,000 shares owned by Mr. Chen and 26,280 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options.
(4)	Represents 20,000 shares owned by Mr. Chung and 26,280 shares that Mr. Chung has the right to acquire within the next 60 days upon the exercise of options.
(5)	Represents 120,000 shares owned by Ms. Liu and 26,280 shares that Ms. Liu has the right to acquire within the next 60 days upon the exercise of options.
(6)	Represents 734,394 shares owned by Mr. Wang and 26,280 shares that Mr. Wang has the right to acquire within the next 60 days upon the exercise of options.
(7)	Represents 256,000 shares owned by Mr. Lai and 749,600 shares owned by his spouse and 336,900 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(8)	Represents 405,800 shares owned by Mr. Chen and 5,725 shares owned by his spouse.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 31, 2011, there were 123,718,832 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of May 31, 2011, we had 30,727,547 ADSs, representing 122,910,188 ordinary shares.

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

No related party transactions occurred in 2010.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-38 of this annual report.

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

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc. (“ASE”) due to a fire. On December 12, 2005, SMI Taiwan filed an action against ASE with the Taoyuan District Court in Taiwan. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand for damages, an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believed it was highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand of inventory loss, offset by NT$41,226 thousand of fire loss reimbursement recorded as other receivable, resulting in zero impact to the earnings for the year ended December 31, 2005. In connection with the inventory loss, the Company also recorded NT$8,122 thousand under operating expenses for amounts paid to certain customers for delays in shipments caused by the fire. In December 2006, the Company wrote-off other receivable related to the reimbursement of the fire loss as the collection of which was doubtful. In April 2010, ASE settled with SMI Taiwan by paying a settlement fee of NT$35,000 thousand. On April 28, 2010, the Taoyuan District Court granted a motion to dismiss the claim filed by SMI Taiwan against ASE.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The AASI Creditor Liquidating Trust was seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the AASI Creditor Liquidating Trust by paying the amount of US$220,000 and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. The bankruptcy estate has not yet made any distributions to unsecured creditors including SMI USA.

On September 11, 2009, FCI filed a claim against Automobile & PCB Inc. (“ANP”) for losses caused by the sale of products using substandard PCB substrates supplied by this vendor. At the time of FCI’s procurement of the PCB substrates and prior to a change of name in February 2009, ANP was known as Quality & Technology Korea Inc. (“Q&Tec”). The claim was filed at the Seongnam Municipal Court in Korea’s Gyeonggi Province and judgment was delivered by the court on July 26, 2010. FCI and ANP accepted the court’s recommendation that ANP pay KRW 130 million (US$ 109 thousand) to settle our claim and this payment was received by FCI on November 30, 2010.

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the Articles of Incorporation of SMI Taiwan, our subsidiary in Taiwan must make appropriations from annual earnings to a non-distributable reserve which could affect our ability to pay cash or stock dividends, if any. The Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

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

The high and low sales prices of our ADSs on Nasdaq since 2006 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2006	18.22	11.03
2007	29.00	15.60
2008	20.61	1.99
2009	4.48	1.90
2010	6.50	2.64

Quarterly:
First Quarter, 2008	17.60	16.95
Second Quarter, 2008	20.61	14.02
Third Quarter, 2008	14.35	4.50
Fourth Quarter, 2008	5.71	1.99
First Quarter, 2009	3.64	1.90
Second Quarter, 2009	4.48	2.33
Third Quarter, 2009	4.29	3.05
Fourth Quarter, 2009	4.19	2.76
First Quarter, 2010	4.78	2.64
Second Quarter, 2010	6.50	4.50
Third Quarter, 2010	6.00	4.20
Fourth Quarter, 2010	5.80	3.83
First Quarter, 2011	9.50	4.14

Monthly
January 2011	5.60	4.14
February 2011	9.21	6.56
March 2011	9.50	7.10
April 2011	13.09	7.90
May 2011	13.44	11.31
June 2011 (through June 27)	12.32	9.25

ITEM 10.	ADDITIONAL INFORMATION

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

Distributions on ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, the gross amount of the distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADSs, or ordinary shares. The reduced rate of tax applicable to dividends from a “qualified foreign corporation” does not apply to taxable years beginning after December 31, 2012, absent further legislation. Subject to the exceptions discussed below, a corporation is a qualified foreign corporation if it is:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; or

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States.

The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

Interest rate risk. Our exposure to changes in interest rates is limited to interest income generated by our cash deposited with banks and short-term investments maintained in bond funds. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk. Although a majority of our revenues and expenses are denominated in U.S. dollars, our operational headquarters are in Taiwan and we report our financial results in NT dollars. We are therefore exposed to adverse and beneficial movements in foreign currency rates, which result in foreign exchange gains or losses that affect our results of operations. For the year ended December 31, 2008, 2009 and 2010, we had foreign exchange gains of NT$96.4 million, foreign exchange losses of NT$88.9 million, and foreign exchange losses of NT$358.3 million (US$12.3 million), respectively. As of December 31, 2010, more than 99% of our accounts payable and other payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 87% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2010, most of our sales were quoted in U.S. dollars and approximately 13% of our sales quotes were invoiced in NT dollars using the opening average exchange rate on the day of the sales invoice. In 2010, approximately 47% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2010, our operating income would have increased or decreased, as the case may be, by approximately 10%, assuming all other factors remained constant. We anticipate that we will continue to quote substantially most of our sales in U.S. dollars. We do not utilize foreign exchange derivatives contracts to protect against the changes in foreign exchange rates. See “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2010, the aggregate carrying value of these investments on our balance sheet was NT$5.4 million (US$0.2 million). The carrying value of these investments in private companies is subject to fluctuation based on many factors such as prevailing market conditions. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. We experienced declining value of certain investments and recorded impairment loss of NT$69.3 million, NT$8.6 million, and NT$7.2 million (US$0.3million) in 2008, 2009 and 2010, respectively.

As of December 31, 2010, we also had NT$41.2 million (US$1.4 million) of short-term investments in bond funds that invest in Taiwan government and Taiwan investment grade corporate bonds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2010, we received from our depositary bank a reimbursement of US$0.4 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2010 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2010, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated June 17, 2011 expressed an unqualified opinion on those financial statements.

/s/    Deloitte & Touche

Taipei, Taiwan

Republic of China

June 17, 2011

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee and an independent director, is a “financial expert” under Nasdaq’s Marketplace Rules.

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2009 and 2010. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2009	2010
	NT$	NT$
	(in thousands)
Audit Fees(1)	19,633	19,641
Audit-Related Fees(2)	—	—
Tax Fees(3)	4,983	3,570
All Other Fees(4)	—	—
Total	24,616	23,211

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2009 or 2010.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2009 or 2010.

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

In 2010 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. As such, we endeavor to comply the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-2 through F-30.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Second Amended and Restated Silicon Motion Technology Corporation Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 of the company’s Form 20-F for the year ended December 31, 2009, filed June 25, 2010).

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

Exhibit Number	Description
4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, Future Communications IC, Inc. (“FCI”) and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

8.1*	List of Subsidiaries

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: June 30, 2011

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    Deloitte & Touche

Taipei, Taiwan

Republic of China

June 17, 2011

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Shares and Par Value)

	December 31
	2009	2010
	NT$	NT$	US$ (Note 3)
ASSETS
Current Assets
Cash	1,951,584	1,569,792	53,871
Short-term investments	21,153	41,200	1,414
Notes and accounts receivable, net	510,010	810,842	27,826
Inventories	457,736	698,581	23,973
Restricted assets-current	50,689	200,732	6,889
Deferred income tax assets, net	19,703	48,891	1,678
Prepaid expenses and other current assets	97,751	40,295	1,381

Total current assets	3,108,626	3,410,333	117,032
Long-term investments	15,709	5,399	185
Property and equipment, net	773,218	743,028	25,499
Deferred income tax assets, net	186,936	162,738	5,585
Goodwill	1,168,807	1,168,807	40,110
Intangible assets, net	92,352	23,088	792
Other assets	73,889	91,143	3,128

Total assets	5,419,537	5,604,536	192,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	324,650	330,065	11,328
Income tax payable	38,655	37,605	1,290
Current portion of long-term payable	10,952	31,525	1,082
Accrued expenses and other current liabilities	410,763	409,650	14,057

Total current liabilities	785,020	808,845	27,757
Long-term payable, net of current portion	39,896	5,373	184
Other long-term liabilities	80,879	63,886	2,193

Total liabilities	905,795	878,104	30,134

Commitments and Contingencies (Note 16)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000,000 shares
Issued and outstanding: 112,277,892 shares in 2009 and 117,139,068 shares in 2010	35,548	37,191	1,276
Additional paid-in capital	5,041,020	4,775,392	163,878
Accumulated other comprehensive income (loss)	(106,445)	69,216	2,375
Accumulated deficit	(456,381)	(155,367)	(5,332)

Total shareholders’ equity	4,513,742	4,726,432	162,197

Total liabilities and shareholders’ equity	5,419,537	5,604,536	192,331

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Shares and Earnings Per Share)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
NET SALES	5,528,051	2,893,230	4,177,250	143,351
COST OF SALES	2,914,587	1,702,808	2,219,634	76,171

GROSS PROFIT	2,613,464	1,190,422	1,957,616	67,180

OPERATING EXPENSES
Research and development	1,080,918	1,122,491	1,054,194	36,177
Sales and marketing	368,863	395,985	389,065	13,351
General and administrative	675,285	464,688	305,613	10,488
Amortization of intangible assets	193,800	192,391	69,244	2,376
Gain from settlement of litigation	—	—	(46,941)	(1,611)
Impairment of goodwill and long-lived assets	—	1,236,549	—	—

Total operating expenses	2,318,866	3,412,104	1,771,175	60,781

OPERATING INCOME (LOSS)	294,598	(2,221,682)	186,441	6,399

NON-OPERATING INCOME (EXPENSES)
Gain on sales of short-term investments	17,577	233	59	2
Unrealized holding loss on short-term investments	(1,122)	—	—	—
Dividend income	2,480	—	356	12
Interest income	43,961	22,088	11,287	387
Foreign exchange gain (loss), net	96,380	(88,949)	(358,292)	(12,297)
Impairment of long-term investments	(69,253)	(8,630)	(7,272)	(250)
Interest expense	(4,814)	(3,486)	(3,103)	(106)
Other income (loss), net	222	(1,988)	(3,712)	(127)

Total non-operating income (loss)	85,431	(80,732)	(360,677)	(12,379)

INCOME (LOSS) BEFORE INCOME TAX	380,029	(2,302,414)	(174,236)	(5,980)
INCOME TAX EXPENSE (BENEFIT)	86,608	6,784	(18,869)	(648)

NET INCOME (LOSS)	293,421	(2,309,198)	(155,367)	(5,332)

EARNINGS (LOSS) PER ORDINARY SHARE:
Basic	2.36	(20.86)	(1.34)	(0.05)

Diluted	2.34	(20.86)	(1.34)	(0.05)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	124,080	110,694	116,159	116,159

Diluted (Thousands)	125,304	110,694	116,159	116,159

EARNINGS (LOSS) PER ADS (one ADS equals four ordinary shares):
Basic	9.46	(83.45)	(5.35)	(0.18)

Diluted	9.37	(83.45)	(5.35)	(0.18)

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	31,020	27,673	29,040	29,040

Diluted (Thousands)	31,326	27,673	29,040	29,040

The accompanying notes are an integral part of the consolidated financial statements

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2008	131,975	41,735	5,208,225	72,418	2,261,729	—	7,584,107
Net income	—	—	—	—	293,421	—	293,421
Deferred pension income	—	—	—	581	—	—	581
Foreign currency translation adjustments	—	—	—	(239,054)	—	—	(239,054)

Total comprehensive income	—	—	—	—	—	—	54,948
Stock-based compensation expenses	—	—	276,062	—	—	—	276,062
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,901	617	61,721	—	—	—	62,338
Share repurchase	(24,827)	—	—	—	—	(1,687,865)	(1,687,865)

BALANCE, DECEMBER 31, 2008	109,049	42,352	5,546,008	(166,055)	2,555,150	(1,687,865)	6,289,590
Net loss	—	—	—	—	(2,309,198)	—	(2,309,198)
Deferred pension loss	—	—	—	(124)	—	—	(124)
Foreign currency translation adjustments	—	—	—	59,734	—	—	59,734

Total comprehensive loss	—	—	—	—	—	—	(2,249,588)
Stock-based compensation expenses	—	—	446,463	—	—	—	446,463
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	3,229	1,054	26,223	—	—	—	27,277
Treasury stock retired	—	(7,858)	(977,674)	—	(702,333)	1,687,865	—

BALANCE, DECEMBER 31, 2009	112,278	35,548	5,041,020	(106,445)	(456,381)	—	4,513,742
Net loss	—	—	—	—	(155,367)	—	(155,367)
Deferred pension loss	—	—	—	(1,986)	—	—	(1,986)
Foreign currency translation adjustments	—	—	—	177,647	—	—	177,647

Total comprehensive income	—	—	—	—	—	—	20,294
Stock-based compensation expenses	—	—	191,128	—	—	—	191,128
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	4,861	1,643	(375)	—	—	—	1,268
Transfer of additional paid-in capital to eliminate accumulated deficit from prior years	—	—	(456,381)	—	456,381	—	—

BALANCE, DECEMBER 31, 2010	117,139	37,191	4,775,392	69,216	(155,367)	—	4,726,432

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2010	112,278	1,220	172,993	(3,653)	(15,662)		154,898
Net loss	—	—	—	—	(5,332)	—	(5,332)
Deferred pension loss	—	—	—	(68)		—	(68)
Foreign currency translation adjustments	—	—	—	6,096	—	—	6,096

Total comprehensive income	—	—	—	—	—	—	696
Stock-based compensation expenses	—	—	6,559	—	—	—	6,559
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	4,861	56	(12)	—	—	—	44
Transfer of additional paid-in capital to eliminate accumulated deficit from prior years	—	—	(15,662)	—	15,662	—	—

BALANCE, DECEMBER 31, 2010	117,139	1,276	163,878	2,375	(5,332)	—	162,197

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	293,421	(2,309,198)	(155,367)	(5,332)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	155,225	163,129	150,672	5,171
Unrealized holding loss on short-term investments	1,122	—	—	—
Amortization of intangible assets	193,800	192,391	69,244	2,376
Impairment of goodwill and long-lived assets	—	1,236,549	—	—
Gain on sales of short-term investments	(17,577)	(233)	(59)	(2)
Impairment of long-term investments	69,253	8,630	7,272	250
Stock-based compensation	276,062	446,463	191,128	6,559
Loss on disposal of property and equipment	459	12,937	533	18
Deferred income taxes	8,694	51,878	(4,990)	(171)
Deferred rent	1	(79)	44	2
Changes in operating assets and liabilities:
Short-term investments	1,654,908	91,585	(19,988)	(686)
Notes and accounts receivable	143,407	494,729	(300,832)	(10,324)
Inventories	(91,166)	180,830	(240,845)	(8,265)
Prepaid expenses and other current assets	11,777	(23,246)	57,456	1,971
Other assets	53,615	(7,429)	(12,180)	(418)
Notes and accounts payable	(65,502)	(54,292)	5,415	186
Accrued expenses and other current liabilities	82,378	(4,160)	3,185	110
Income tax payable	(14,843)	(173,858)	(1,050)	(36)
Other liabilities	30,010	17,301	(28,221)	(969)

Net cash provided by (used in) operating activities	2,785,044	323,927	(278,583)	(9,560)

CASH FLOWS FROM INVESTING ACTIVITIES
Return of capital from long-term investments	—	25,849	3,017	104
Business acquisition-net of cash and cash equivalents acquired	(396,088)	—	—	—
Purchase of property and equipment	(586,750)	(99,480)	(137,087)	(4,704)
Changes in restricted assets	(12,719)	28,325	(155,124)	(5,323)
Proceeds from disposal of property and equipment	1,074	7	—	—

Net cash used in investing activities	(994,483)	(45,299)	(289,194)	(9,923)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	33,751	—	—	—
Share repurchase	(1,687,865)	—	—	—
Proceed from government grants	17,628	25,967	—	—
Proceeds from long-term debt and payable	20,117	150	—	—
Repayment of long-term debt and payable	(1,087)	(7,646)	—	—

Net cash provided by (used in) financing activities	(1,617,456)	18,471	—	—

NET INCREASE (DECREASE) IN CASH	173,105	297,099	(567,777)	(19,483)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(194,436)	67,544	185,985	6,381
CASH, BEGINNING OF YEAR	1,608,272	1,586,941	1,951,584	66,973

CASH, END OF YEAR	1,586,941	1,951,584	1,569,792	53,871

SUPPLEMENTAL INFORMATION
Exercise of stock option in lieu of offsetting accrued bonuses	28,587	29,507	4,298	147

Interest paid	4,881	535	20	1

Income taxes paid	102,183	129,296	12,999	446

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Significant parts of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI Taiwan”), a wholly-owned subsidiary of SMTC, located in Taiwan and Future Communication IC, Inc. (“FCI”), a wholly-owned subsidiary of SMTC, located in Korea. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company has three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed of mobile TV IC solutions, and handset transceivers. The multimedia SoC business is composed primarily of embedded graphics applications.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, investment in debt securities and accounts receivable. Cash is deposited with high credit-quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

The Company sells semiconductor solutions to leading module makers, OEMs and ODMs worldwide. The Company provides the high performance flash memory storage controllers to companies such as Lexar Media, Samsung, Sony, Transcend, and Netcom. The Company is a leading supplier of controllers used in flash memory, cards, and USB flash drivers. The multimedia SoCs are used for thin clients, office and factory automation,

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

industrial PCs, and other applications by companies such as Advantech, ChipPC, Fuji-Xerox, Kontron, Siemens, ThinNetworks, and Toshiba-TEC. The Company provides the innovative mobile communications ICs to LG Electronics, Pantech, Samsung, and other companies. The Company had one customer in 2008 and 2009 and two customers in 2010 that accounted for 10% or more of our sales. The Company’s top ten customers in 2008, 2009 and 2010 accounted for approximately 52%, 54% and 56% of net sales.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on discounted cash flow, or other valuation techniques. Long-term investments, except for investments in available-for-sale securities, are in privately-held companies where there is no readily determinable market value and are recorded using the cost method. Since they entail an unreasonable high cost to obtain verifiable fair values, fair value is not presented. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.

On January 1, 2008, the Company adopted ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that assets or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company.

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

See Note 18, “Fair Value Measurement”, for the related disclosure.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2008, 2009 and 2010 was approximately NT$155,225 thousand, NT$163,129 thousand and NT$150,672 thousand (US$5,171 thousand), respectively.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operating income.

Government Grants

Grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Government grants that were used for the acquisition of fixed assets are deducted from the acquisition costs of the acquired assets and amortized over the useful lives of the related assets. The Company recognizes refundable government grants as long-term payable and current portion of long-term payable on its consolidated balance sheet.

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net tangible and intangible assets acquired in a business combination. Intangible assets, which consist primarily of core technology and customer relationship, are amortized over their estimated useful lives, of 4 years at the time of acquisition.

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 10, “Goodwill and Acquired Intangible Assets,” regarding impairment in fiscal year 2009 and 2010.

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducts its annual impairment test of goodwill on November 30. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 10, “Goodwill and Acquired Intangible Assets,” regarding impairment in fiscal year 2009 and 2010.

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

Revenue Recognition

Revenue from product sales is generally recognized upon shipment to the customer provided that the Company has received a signed purchase order, the price is fixed or determinable, transfer of title has occurred in accordance with the shipping terms specified in the arrangement with the customer, collectibility from the customer is considered reasonably assured, product returns are reasonably estimable and there are no remaining significant obligations or customer acceptance requirements. Revenue on development service orders is generally recognized upon completion and customer acceptance of contractually agreed milestones.

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$6 thousand, NT$381 thousand and NT$1,490 thousand (US$51 thousand) in 2008, 2009 and 2010.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2008, 2009 and 2010, the Company did not experience significant costs associated with warranty returns.

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

Effective January 1, 2007, the Company adopted standards that clarified the accounting for uncertain tax positions. The standards provide that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the new standards and in subsequent periods. The standards also provide guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 13, “Income Taxes,” for further discussion of the effects of adoption.

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

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of income. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2008, 2009 and 2010:

	2008			2009
	NT$			NT$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	70,782	1,636	72,418	(168,272)	2,217	(166,055)
Current-period change	(239,054)	581	(238,473)	59,734	(124)	59,610

Ending balance	(168,272)	2,217	(166,055)	(108,538)	2,093	(106,445)

	2010
	NT$			US$ (Note 3)
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	(108,538)	2,093	(106,445)	(3,725)	72	(3,653)
Current-period change	177,647	(1,986)	175,661	6,096	(68)	6,028

Ending balance	69,109	107	69,216	2,371	4	2,375

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

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation — Stock Compensation. The Company uses the Black-Scholes valuation model for the valuation of stock options and recognizes compensation expense on a straight-line basis over the requisite service period of the award. The value of our restricted stock units is based on the closing price of our shares on the date of grant and expensed over the vesting period.

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

Recent Accounting Pronouncements

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the Company for the year ending December 31, 2010. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIEs). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the Company for the year ending December 31, 2010. Based on the Company’s analysis, the adoption of the new guidance did not result in the identification of additional VIEs where the Company is the primary beneficiary.

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

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 18.

In January 2010, the FASB issued an accounting update to clarify the scope of the decrease in ownership provisions of ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary. This guidance requires retrospective application for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard will be effective for the Company on a prospective basis as of January 1, 2011. The Company is currently evaluating the impact of the adoption of the guidance.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

periods beginning after December 15, 2010. Early adoption is permitted. The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

3. US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars at the exchange rate set forth in the statistical release of the Federal Reserve Board, which was NT$ 29.14 to US$1 on December 30, 2010. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

4. CASH

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Cash and deposits in bank	1,605,407	1,005,524	34,507
Time deposits	346,177	564,268	19,364

	1,951,584	1,569,792	53,871

5. SHORT-TERM INVESTMENTS

The Company classified short-term investments as trading securities in 2008, 2009 and 2010. Realized gains on sales of short-term investments were NT$17,577 thousand, NT$233 thousand and NT$59 thousand (US$2 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively. The amount of unrealized gains or losses related to trading securities still held at year end was a loss of NT$1,122 thousand, nil and nil for the years ended December 31, 2008, 2009 and 2010, respectively.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

6. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Notes receivable	42,572	58,598	2,011
Trade accounts receivable	623,208	903,009	30,989

	665,780	961,607	33,000
Allowance for doubtful accounts	(97,784)	(90,830)	(3,117)
Allowance for sales returns and discounts	(57,986)	(59,935)	(2,057)

	510,010	810,842	27,826

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for doubtful accounts
Balance, beginning of year	23,069	180,045	97,784	3,356
Additions charged to expense	156,976	35,336	(1,518)	(52)
Write-offs	—	(117,597)	(5,436)	(187)

Balance, end of year	180,045	97,784	90,830	3,117

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Allowances for sales returns and discounts
Balance, beginning of year	45,833	35,793	57,986	1,990
Additions	110,166	114,962	80,727	2,770
Write-offs	(120,206)	(92,769)	(78,778)	(2,703)

Balance, end of year	35,793	57,986	59,935	2,057

7. INVENTORIES

The components of inventories are as follows:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Finished goods	206,660	197,913	6,792
Work in process	167,821	365,628	12,547
Raw materials	83,255	135,040	4,634

	457,736	698,581	23,973

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The Company wrote down NT$222.3 million, NT$214.4 million and NT$44.2 million (US$1.5 million) in 2008, 2009 and 2010, respectively, for estimated obsolete or unmarketable inventory.

8. LONG-TERM INVESTMENTS

As of December 31, 2009 and 2010, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership	December 31
		2009	2010
		NT$	NT$	US$
				(Note 3)
Cost method:
Cashido Corp. (Cashido)	2.4%	3,142	3,142	108
Spright Co., Ltd. (Spright)	—	7,138	—	—
Vastview Technology, Corp. (Vastview)	3.9%	5,429	2,257	77

		15,709	5,399	185

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices.

In December 2005, the Company invested in the common stock of Spright. Spright, formally known as Flash Media Corp., was established to market, distribute, and manufacture flash memory storage devices. In May 2010, the Company recognized an impairment loss of NT$4,100 thousand (US$141 thousand) of Spright for its liquidation. Spright distributed cash in the amount of $NT$3,017 thousand (US$104 thousand) as a return of capital to the Company.

In December 2006 and February 2007, the Company invested NT$108,949 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In September 2009, Vastview reduced 70% of its share capital and distributed NT$25,849 thousand to the Company. In March and December 2010, the Company recognized an impairment loss of NT$2,301 thousand (US$79 thousand) and NT$871 thousand (US$30 thousand) of Vastview, respectively.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as the circumstances warrant. For the years ended December 31, 2008, 2009 and 2010, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts at Spright and Vastview indicated that the Company’s investments were not recoverable within a reasonable period of time. Accordingly, the Company believed that the impairments were other than temporary and recorded an impairment charge of NT$69,253 thousand, NT$8,630 thousand and NT$7,272 thousand (US$250 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively. The impairment charges were determined based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets as of the respective year end.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

9. PROPERTIES AND EQUIPMENT

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Cost:
Land	134,118	134,118	4,603
Buildings	402,373	394,881	13,551
Machinery and equipment	212,251	211,364	7,253
Furniture and fixtures	96,785	97,670	3,352
Leasehold and buildings improvement	83,598	83,711	2,872
Software	385,284	475,591	16,321

Total	1,314,409	1,397,335	47,952

Accumulated depreciation:
Buildings	21,295	29,208	1,002
Machinery and equipment	152,247	152,692	5,240
Furniture and fixtures	60,844	72,474	2,487
Leasehold and buildings improvement	41,192	54,268	1,862
Software	266,951	345,665	11,862

	542,529	654,307	22,453
Prepayment and construction in progress	1,338	—	—

	773,218	743,028	25,499

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the leased land and building as of December 31, 2010 was NT$18,259 thousand (US$627 thousand) and NT$7,115 thousand (US$244 thousand), respectively. The lessee renewed the three year operating lease with the Company in March 2009. Annual rental income from the lease is about NT$1,322 thousand each year.

10. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 are as follows:

	December 31
	2009				2010
	NT$				NT$				US$ (Note 3)
	Cost	Accumu- lated Impair- ment	Accumu- lated Amortiza- tion	Net Carrying Amount	Cost	Accumu- lated Impair- ment	Accumu- lated Amortiza- tion	Net Carrying Amount	Cost	Accumu- lated Impair- ment	Accumu- lated Amortiza- tion	Net Carrying Amount
Core technology	507,560	(171,139)	(336,421)	—	507,560	(171,139)	(336,421)	—	17,418	(5,873)	(11,545)	—
Customer relationship	277,056	—	(184,704)	92,352	277,056	—	(253,968)	23,088	9,507	—	(8,715)	792
Order backlog	41,367	—	(41,367)	—	41,367	—	(41,367)	—	1,420	—	(1,420)	—

Total	825,983	(171,139)	(562,492)	92,352	825,983	(171,139)	(631,756)	23,088	28,345	(5,873)	(21,680)	792

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Our fiscal 2009 impairment test included an evaluation of long-lived assets used in our mobile communication reporting unit. These assets included customer relationships, core technology and property, plant and equipment. These assets were acquired during fiscal 2007 during the purchase of FCI. The carrying value of the assets was compared to the fair value and impairment recorded where the carrying value exceeded fair value. The fair values of core technology and customer relationship were determined using the discounted cash flows method. The fair value of property and equipment and other assets primarily represented replacement costs adjusted to reflect the impact of physical deterioration as well as applicable functional or economic obsolescence. The impairment charge related to long-lived assets totaled NT$217,189 thousand and is comprised of core technology NT$171,139 thousand, property and equipment NT$27,943 thousand and other assets NT$18,107 thousand. The impairment charge was mainly attributable to the weaker than expected financial performance due to the economic recession in Korea, technology transitions and the push out of growth opportunities.

Amortization expense of acquisition-related intangible assets was NT$193,800 thousand, NT$192,391 thousand and NT$69,244 thousand (US$2,376 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively. The estimated future amortization expense of acquisition-related intangible assets as of December 31, 2010 is as follows:

	Year Ending December 31
	NT$	US$
		(Note 3)
2011	23,088	792

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed its annual impairment test as of November 30. The Goodwill resulted from the Company’s acquisition of FCI and Centronix in 2007 is NT$2,186,760 thousand. As a result of the goodwill impairment test conducted as of November 30, 2009, the Company determined that the carrying amounts for mobile communication unit exceed its fair value and recorded a goodwill impairment charge NT$1,019,360 thousand in the fourth quarter of 2009. The impairment charge was mainly attributable to the reporting unit’s weaker than expected financial performance due to the economic recession in Korea, technology transitions and the push out of growth opportunities. Our fiscal 2010 impairment test concluded there was no impairment. The goodwill was NT$1,168,807 thousand (US$40,110 thousand) as of December 31, 2009 and 2010.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Wages and bonus	144,027	126,990	4,358
Research and development payable	54,401	76,107	2,612
Professional fees	57,713	66,200	2,272
Accrued customer incentives	70,853	65,351	2,242
License fee payable	5,438	7,278	249
Unearned government grant	5,810	—	—
Others	72,521	67,724	2,324

	410,763	409,650	14,057

12. PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions and recognized pension costs of NT$13,941 thousand, NT$15,091 thousand and NT$16,205 thousand (US$556 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2009 and 2010, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2011 to be NT$1,751 thousand (US$60 thousand) which was determined based on 2% of estimated salaries in 2011. The annual measurement date of the plan is December 31.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Starting in 2010, the Company provides a defined benefit pension plan to the employees of FCI in Korea with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan asset and accordingly, FCI invests in principal & interest guaranteed products. The pension plan assets as of December 31, 2010 consist primarily of guaranteed interest contract insurance and bank fixed deposits.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rate, expected return on plan assets, compensation increase, employee mortality and turnover rates. The Company reviewed its actuarial assumptions at the measurement date, which was December 31, 2010. The effect of modifications to those assumptions is recorded in accumulated other comprehensive loss and amortized to net periodic cost over future periods using the corridor method. The company believes that assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. Independent actuaries perform the required calculations to determine expense in accordance with U.S. GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized into earnings over future periods. The net periodic costs are recognized as employees render the services necessary to earn the benefits.

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	15,386	15,601	535
Service cost	39	11,088	380
Interest cost	346	455	16
Actuarial loss	(170)	3,672	126
Benefits paid	—	(1,605)	(55)
Transferred from accrued severance benefit	—	3,020	104

Projected benefit obligation at end of year	15,601	32,231	1,106

Change in plan assets
Fair value of plan assets at beginning of year	18,077	19,842	681
Actual return on plan assets	125	417	14
Employer contributions	1,640	10,223	351
Benefits paid	—	(405)	(14)

Fair value of plan assets at end of year	19,842	30,077	1,032

Reconciliation of funded status
Funded status	4,241	(2,154)	(74)

Amounts recognized as an other asset	4,241	12,279	421

Amounts recognized as other long-term liabilities	—	(14,433)	(495)

Net gain	(2,115)	(128)	(4)
Transition obligation	22	21	—

Total recognized in accumulated other comprehensive income	(2,093)	(107)	(4)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Service cost	—	39	11,088	380
Interest cost	388	346	455	16
Projected return on plan assets	(418)	(472)	(414)	(14)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(8)	(25)	(10)	—

Net periodic benefit cost	(38)	(112)	11,119	382

Other changes in plan assets and benefit obligation recognized in other comprehensive income (loss):

	2009	2010
	NT$	NT$	US$
			(Note 3)
Recognize the decrease (increase) in net gain	99	1,976	68
Amortization of net gain	26	11	—
Amortization of net transition obligation	(1)	(1)	—

Total recognized in accumulated other comprehensive income (loss)	124	1,986	68

The actuarial assumptions to determine the benefit obligations were as follows:

	2008	2009	2010
Weighted-average assumptions used to determine benefit obligations:
	Taiwan	Taiwan	Taiwan	Korea
Discount rate	2.25%	2.00%	1.75%	6.20%
Rate of compensation increase	4.25%	3.75%	4.00%	7.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	2.25%	2.00%	1.75%	7.10%
Expected long-term return on plan assets	2.50%	2.00%	2.00%	—
Rate of compensation increase	4.25%	3.75%	4.00%	7.00%

13. INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Current	77,914	(45,094)	(13,879)	(477)
Deferred	8,694	51,878	(4,990)	(171)

Income tax expense (benefit)	86,608	6,784	(18,869)	(648)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Domestic	(343,359)	(1,729,580)	(211,763)	(7,267)
Foreign entities
SMI Taiwan	1,086,596	(194,151)	170,227	5,842
SMI USA	26,265	(19,272)	48,870	1,677
FCI	(231,440)	(294,079)	(150,863)	(5,177)
Others	(158,033)	(65,332)	(30,707)	(1,055)

	380,029	(2,302,414)	(174,236)	(5,980)

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Cayman statutory rate	—	—	—	—
Tax on pretax income at statutory rate	272,312	181	14,449	496
Tax-exempt income	(237,715)	—	(37,294)	(1,280)
Permanent differences	25,553	—	7,909	271
Temporary differences	10,064	(37,478)	79,583	2,731
Alternative minimum tax	2,126	235	27,457	942
Income tax (10%) on undistributed earnings	86,355	—	5,383	185
Net changes in income tax credit	(119,645)	(161,127)	(144,031)	(4,943)
Net changes in valuation allowance of deferred income tax assets	33,852	256,100	62,846	2,157
Net operating loss carryforwards	(64,704)	(79,534)	12,431	427
Liabilities related to unrealized tax benefits	39,409	50,424	(49,164)	(1,687)
Adjustment of prior years’ taxes and others	39,001	(22,017)	1,562	53

Income tax expense (benefit)	86,608	6,784	(18,869)	(648)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Deferred income tax assets are as follows:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Current:
Notes and account receivable	36,666	43,936	1,508
Stock-based compensation	13,844	11,308	388
Allowance for sales return	10,888	5,553	191
Inventory reserve	7,739	49	2
Foreign currency translation	(9,109)	24,245	832
Investment tax credits	—	48,218	1,654
Others	(6,495)	(18,229)	(626)
Valuation allowance	(33,830)	(66,189)	(2,271)

	19,703	48,891	1,678

Non-current:
Inventory reserve	64,487	42,085	1,444
Property and equipment	24,613	22,298	765
Investment tax credits	248,214	321,182	11,022
Net operating loss carryforwards	303,855	237,940	8,165
Others	62,594	42,334	1,453
Valuation allowance	(516,827)	(503,101)	(17,264)

	186,936	162,738	5,585

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased by NT$248,132 thousand and NT$18,633 thousand (US$639 thousand) for the year ended December 31, 2009 and 2010, respectively. The increase in valuation allowance is primarily due to the Company being unable to generate sufficient taxable income in the future to fully utilize operating loss carryforwards and research and development credits before they expire. As of December 31, 2010, SMI Taiwan had unused research and development tax credits of NT$213,568 thousand (US$7,329 thousand) which will expire in 2011 to 2013. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2006 and January 1, 2010.

As of December 31, 2010, FCI had unused research and development tax credits of approximately NT$53,479 thousand (US$1,835 thousand) which will expire in 2013 to 2015.

As of December 31, 2010, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately NT$154,846 thousand (US$5,316 thousand). If not utilized, the federal net operating loss carryforwards will expire in 2021.

As of December 31, 2010, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately NT$60,294 thousand (US$2,070 thousand) and NT$42,059 thousand (US$1,444 thousand), respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2021 while the state tax credit carryforward has no expiration date.

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2009	2010
	NT$	NT$	US$
			(Note 3)
Balance, beginning of year	208,517	321,164	11,021
Increases in tax positions taken in prior year	23,657	—	—
Increases in tax positions taken in current year	102,137	7,729	265
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(13,147)	(144,826)	(4,969)

Balance, end of year	321,164	184,067	6,317

At December 31, 2010, the Company had NT$94,169 thousand (US$3,232 thousand) of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2008, 2009 and 2010, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately NT$1,963 thousand, NT$2,681 thousand and NT$2,579 thousand (US$89 thousand), respectively. The total amount of accrued interest and penalties recognized as of December 31, 2009 and 2010 was NT$6,943 thousand and NT$9,079 thousand (US$312 thousand), respectively. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in US and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by such jurisdiction’s tax authorities as of December 31, 2010:

Tax Jurisdiction	Tax Years
SMI Taiwan	2005 and onward
FCI	2005 and onward
SMI USA	2007 onward

14. SHAREHOLDERS’ EQUITY

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, SMI Taiwan, the Company’s largest subsidiary, must make appropriations from annual earnings to non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. The Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

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

Transfer of Additional Paid-in Capital

As of December 31, 2009, the accumulated deficit amounted to NT$456,381 thousand. Pursuant to Section 34 of the Cayman Companies Law and the Articles of Incorporation of the Company, amounts standing to the credit of the Company’s share premium account may be applied as determined by the Company and the board of the directors to pay off prior year losses. On October 20, 2010, the board of directors resolved that an amount of NT$456,381 thousand (US$15,662 thousand) standing to the credit of the Company’s share premium account be applied to eliminate the accumulated deficit from prior years. Accordingly, transfer of additional paid-in capital in the amount of NT$456,381 thousand (US$15,662 thousand) to eliminate accumulated deficit from prior years was reflected in the consolidated statement of changes in shareholders’ equity and comprehensive income for the year ended December 31, 2010.

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

In the year ended December 31, 2008, the Company repurchased 6.2 million of ADSs for a total cost of US$54.3 million. The weighted average purchase price per ADS repurchased was US$8.76. The Company did not repurchase any ADSs in the year ended December 31, 2009 and 2010.

15. EQUITY INCENTIVE PLAN

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

Restricted stock units are converted into shares of the Company’s ordinary shares upon vesting on one-for-one basis. The vesting of restricted stock unit is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s ordinary share on the date of the grant, and compensation is recognized on a straight-line basis over the requisite service period. The Company’s restricted stock units are considered nonvested share awards as defined under ASC 718.

At December 31, 2009, the Company’s Compensation Committee approved the acceleration of 858 thousand restricted stock units. There is no remaining requisite service periods on these restricted stock units and as a result of modifications, the expense that would have been recognized over the remaining vesting period was accelerated. The amount of the accelerated restricted stock units expense was NT$ 23,132 thousand which was recorded in the Company’s fourth quarter 2009 financial results. No incremental compensation cost resulted from this option modification.

At December 31, 2009, 1,222 thousand restricted stock units were canceled by the Company. No compensation was given to the holders of the restricted stock units for the cancelation. As a result of the modification, the expense that would have been recognized over the remaining vesting period was accelerated. The amount of the canceled restricted stock units expense was NT$198,682 thousand which was recorded in the Company’s fourth quarter 2009 financial results. There were approximately 203 employees affected by these modifications.

In April 2010, the Company’s Board of Directors and Compensation Committee approved an employee stock option exchange program that required certain employees to exchange eligible stock options for a lesser number of new stock options that have approximately the same fair values as the options surrendered. Eligible options included stock options granted between August 17, 2005 and July 31, 2008 that had an exercised price above $1.85. In 2010, 4,369 thousand eligible stock options were exchanged for 3,785 thousand new stock options granted. The new stock options have an exercise price of $1.47, which is equal to the market price of the Company’s ordinary share on April 26, 2010, the date eligible stock options were surrendered and new stock options granted. The new stock options were issued under the 2005 Plan and are subject to its terms and conditions. The new stock options will continue to vest according to the original vesting schedule. Using the Black-Scholes option pricing model, we determined that the fair value of the surrendered stock options on a grant-by-grant basis was approximately equal, as of the date of the exchange, to the fair value of the new stock options granted, resulting in insignificant incremental share-based compensation.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan, and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2008	10,350
Options granted	(150)
Restricted stock units granted	(1,225)
Option and restricted stock units forfeited	720

Available for grant at January 1, 2009	9,695
Authorized	15,000
Restricted stock units granted	(13,014)
Option and restricted stock units forfeited/canceled	2,211

Available for grant at December 31, 2009	13,892
Restricted stock units granted	(3,817)
Option and restricted stock units forfeited	2,244

Available for grant at December 31, 2010	12,319

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2010	4,591	2.86
Options forfeited	(973)	1.46
Options exercised	(107)	1.26

Outstanding at December 31, 2010	3,511	1.46	5.17

Options Vested and expected to vest after December 31, 2010	3,511	1.46	5.17

Options Exercisable at December 31, 2010	3,464	1.46	5.19

The weighted-average-grant date fair value of stock options granted during the year ended December 31, 2008 was US$0.76. No stock options were granted in 2009 and 2010. The intrinsic value of options exercised, determined as of the date of option exercise, was NT$1,478 thousand, nil and nil in 2008, 2009 and 2010, respectively.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

As of December 31, 2010, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was NT$644 thousand (US$22 thousand). This cost will be amortized over a weighted average period of approximately 0.58 years.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. As the stock price at the end of 2010 was below the option price for all shares, there is no intrinsic value for outstanding options at December 31, 2010 and options vested and expected to vest after December 31, 2010. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2008, 2009 and 2010 were NT$33,751 thousand, nil and nil, respectively.

The related tax effect for stock-based compensation benefit (expense) were NT$8,724 thousand, NT$ (8,306) thousand, and NT$ (7,170) thousand (US$246 thousand) for 2008, 2009 and 2010, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2008, 2009 and 2010 was NT$11,854 thousand, NT$51,956 thousand and NT$7,442 thousand (US$255 thousand), respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

Determining Fair Value

The Company estimated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions for each year in calculating the fair value of the options granted:

	Year Ended December 31
	2008	2009	2010
Expected dividend yield	—	—	—
Expected volatility	56.26%	—	128.09%-138.10%
Risk free interest rate	3.25%	—	2.60%
Expected life	3.08 years	—	0.0-1.26 years

Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are determined based on historical volatilities of the stock prices of the Company. Expected life represents the periods that the Company’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share based awards. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Restricted Stock Units

A summary of the status of restricted stock units and changes during the year ended December 31, 2010 is as follows:

	Number of Nonvested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Nonvested at January 1, 2010	13,330	0.80
Restricted stock units granted	3,817	1.45
Restricted stock units vested	(4,754)	0.79
Restricted stock units forfeited	(1,271)	1.03

Nonvested at December 31, 2010	11,122	1.00	1.63

As of December 31, 2010, there was NT$262,594 thousand (US$9,011 thousand) of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Cost of sales	11,481	24,445	5,911	203
Research and development	138,910	224,220	102,209	3,508
Sales and marketing	55,337	77,500	45,520	1,562
General and administrative	70,334	120,298	37,488	1,286

	276,062	446,463	191,128	6,559

16. COMMITMENTS AND CONTINGENCIES

In 2000, FCI entered into a government grant agreement with Korea’s Ministry of Knowledge Economy (“MKE”) to develop new technologies. The agreement requires FCI, in accordance with the Industrial Technology Development Operation Guideline (“Guideline”) issued by MKE, to repay 20-30% of funds received and accordingly the Company has recorded the repayment obligations as current and long-term payables. The remaining 70-80% of funds received in the amount of NT$127,404 thousand were recognized in periods when costs funded by the grant are incurred. If the project is unsuccessful, the agreement requires FCI to repay 100% of the funds received. As of December 31, 2010, FCI had thus far not been required to repay grant funds under the agreement with MKE and FCI has determined that no contingent liabilities were required as of December 31, 2009 and 2010 based on historical experience and assessed probability of project success. In addition, if the project is not successful and FCI is deemed to have conducted the project with due care, we believe it is reasonable that FCI will be released from its repayment obligations.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

FCI provided their employees with collateral for personal loans by depositing at a designated bank NT$25,693 thousand (US$ 882 thousand) at December 31, 2009 and 2010. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through July 2015. The Company recognized rent expense for the years ended December 31, 2008, 2009 and 2010 of NT$40,810 thousand, NT$43,838 thousand and NT$31,090 thousand (US$1,067 thousand), respectively. The minimum operating lease payments expected under these leases as of December 31, 2010 were NT$29,517 thousand, NT$19,865 thousand, NT$7,168 thousand, NT$5,244 thousand, and NT$2,622 for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

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

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc. (“ASE”) due to a fire. On December 12, 2005, SMI Taiwan filed an action against ASE with the Taiwan Taoyuan District Court. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of NT$77,218 thousand for damages, an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believed it was highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$41,226 thousand of inventory loss, offset by NT$41,226 thousand of fire loss reimbursement recorded as other receivable, resulting in zero impact to the earnings for the year ended December 31, 2005. In connection with the inventory loss, the Company also recorded NT$8,122 thousand under operating expenses for amounts paid to certain customers for delays in shipments caused by the fire. In December 2006, the Company wrote-off other receivable related to the reimbursement of the fire loss as the collection of which was doubtful. In April 2010, ASE settled with SMI Taiwan by paying a settlement fee NT$35,000 thousand. On April 28, 2010, the Taiwan Taoyuan District Court granted a motion to dismiss the claim filed by SMI Taiwan against ASE.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The AASI Creditor Liquidating Trust was seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company filed an answer and affirmative defenses. In 2010, SMI USA settled with the AASI Creditor Liquidating Trust by paying the amount of US$220,000, and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. The bankruptcy estate has not yet made any distributions to unsecured creditors including SMI USA.

On September 11, 2009, FCI filed a claim against Automobile & PCB Inc. (“ANP”) for losses caused by the sale of products using substandard PCB substrates supplied by this vendor. At the time of FCI’s procurement of the PCB substrates and prior to a change of name in February 2009, ANP was known as Quality & Technology Korea Inc. (“Q&Tec”). The claim was filed at the Seongnam Municipal Court in Korea’s Gyeonggi Province and judgment was delivered by the court on July 26, 2010. FCI and ANP both accepted the court’s recommendation that ANP pay KRW 130 million (US$ 109 thousand) to settle our claim and this payment was received by FCI on November 30, 2010.

In connection with the settlements above, there is a reversal of related accounts payables of nil, nil and NT$10,000 thousand (US$343 thousand) in 2008, 2009 and 2010.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

17. SEGMENT INFORMATION

The Company designs, develops and markets high performance, low-power semiconductor products for the multimedia consumer electronics market. The Company currently operates as one reportable segment. The chief operating decision maker is the Chief Executive Officer.

Net sales by categories:

	Year Ended December 31
Product	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Mobile Storage	4,133,807	1,802,982	2,911,576	99,917
Mobile Communications	965,135	727,798	780,012	26,768
Multimedia SoCs	402,082	350,822	444,366	15,249
Other products	27,027	11,628	41,296	1,417

	5,528,051	2,893,230	4,177,250	143,351

Net sales by geographic area are presented based upon the customer’s bill-to location:

	Year Ended December 31
Country	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Taiwan	2,179,065	1,044,315	1,585,134	54,397
United States	350,631	211,894	433,800	14,887
Japan	130,636	40,917	73,648	2,527
Korea	1,399,547	927,870	946,053	32,466
China	1,190,278	474,470	949,274	32,576
Others	277,894	193,764	189,341	6,498

	5,528,051	2,893,230	4,177,250	143,351

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
Country	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
Taiwan	639,117	592,933	553,875	19,007
United States	6,329	5,934	2,951	101
Korea	115,633	30,690	59,785	2,052
China	150,805	143,661	126,417	4,339

	911,884	773,218	743,028	25,499

18. Fair Value Measurement

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

For investments other than forward and cross currency swap contracts, the Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. For the year ended December 31, 2009, none of the Company’s assets measured on a recurring basis was determined by using observable inputs other than level 1.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2009 and 2010:

December 31, 2009

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
Assets
Short-term investments — trading
Bond funds	21,153	—	—	21,153

December 31, 2010

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
Assets
Short-term investments — trading
Bond funds	41,200	—	—	41,200

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the year ended December 31, 2009 and 2010 and please refer to Note 2 summary of significant accounting policy and Note 10 goodwill and acquired intangible assets for the significant assumption were used.

December 31, 2009

	December 31, 2009	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$
Long-term investments
cost method	15,709	—	—	15,709	(8,630)
Property and equipment	773,218	—	—	773,218	(27,943)
Goodwill	1,168,807	—	—	1,168,807	(1,019,360)
Intangible assets	92,352	—	—	92,352	(171,139)
Other assets	73,889	—	—	73,889	(18,107)

December 31, 2010

	December 31, 2010	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$
Long-term investments
cost method	5,399	—	—	5,399	(7,272)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. The fair values of assets without quoted market price are determined based on management judgment with the best available information. The impairment charge was determined based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets as of the respective year end.

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of NT$ 801,161 thousand, NT$263,491 thousand, and NT$91,996 thousand for property and equipment, intangible assets and other assets, respectively, were written down to their fair value of NT$ 773,218 thousand, NT$92,352 thousand and NT$73,889 thousand, resulting in an impairment charge of NT$ 27,943 thousand, NT$171,139 thousand and NT$18,107 thousand which was included in earnings in 2009.

In accordance with the provisions of FASB Codification Topic 350, Intangibles, Goodwill and Other, goodwill with a carrying amount of NT$2,188,167 thousand was written down to its implied fair value of NT$ 1,168,807 thousand, resulting in an impairment charge of NT$ 1,019,360 thousand in 2009.