Form 20-F
period 2011-12-31
Silicon Motion Technology CORP
filed 2012-04-30
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

For the transition period from              to

Commission file number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

8F-1, No. 36, Taiyuan St.,

Jhubei City, Hsinchu County 302

Taiwan

Tel: +886 3 552 6888

Fax: + 886 3 560 0336

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 124,572,544, ordinary shares as of December 31, 2011, US$0.01 par value per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act):  Yes ☐  No ☒

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Nasdaq” are to the Nasdaq Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•

“we,” “us,” “our company,” “our”, “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including but not limited to (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation, (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA, and (iii) FCI, Inc., incorporated in Korea, or FCI.

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

Solely for your convenience, this annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the exchange rate in effect on December 30, 2011, which was NT$30.27 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — We are subject to risks associated with international operations which may harm our business” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On April 13, 2012, the exchange rate was NT$29.48 to US$1.00.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or consumer electronics market, including effects of the global economic recession of 2008 and 2009;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demand, market adoption of new technologies and general economic conditions;

•	our ability to successfully develop, introduce and sell innovative, new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	5,847,329	5,528,051	2,893,230	4,177,250	6,603,424	218,151
Cost of sales	2,757,102	2,914,587	1,702,808	2,219,634	3,415,861	112,846

Gross profit	3,090,227	2,613,464	1,190,422	1,957,616	3,187,563	105,305
Operating expenses (income):
Research and development	822,747	1,080,918	1,122,491	1,054,194	1,194,647	39,466
Sales and marketing	298,199	368,863	395,985	389,065	428,563	14,158
General and administrative	381,749	675,285	464,688	305,613	333,724	11,025
Amortization of intangible assets	163,704	193,800	192,391	69,244	23,088	763
Impairment of goodwill and long-lived assets(1)	—	—	1,236,549	—	—	—
Write-off of in-process research and development(2)	76,377	—	—	—	—	—
Gain from settlement of litigation(3)	—	—	—	(46,941)	—	—

Total operating expenses	1,742,776	2,318,866	3,412,104	1,771,175	1,980,022	65,412

Operating income (loss)	1,347,451	294,598	(2,221,682)	186,441	1,207,541	39,893

Total non-operating income (loss)	46,632	85,431	(80,732)	(360,677)	183,597	6,065
Income (Loss) before income taxes	1,394,083	380,029	(2,302,414)	(174,236)	1,391,138	45,958
Income tax expense (benefit)	81,578	86,608	6,784	(18,869)	169,706	5,606

Net income (loss)	1,312,505	293,421	(2,309,198)	(155,367)	1,221,432	40,352

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Weighted average shares outstanding:
Basic	129,041	124,080	110,694	116,159	123,082	123,082

Diluted	133,291	125,304	110,694	116,159	129,370	129,370

Earnings (Loss) per share:
Basic	10.17	2.36	(20.86)	(1.34)	9.92	0.33

Diluted	9.85	2.34	(20.86)	(1.34)	9.44	0.31

Earnings (Loss) per ADS(4):
Basic	40.68	9.46	(83.45)	(5.35)	39.69	1.31

Diluted	39.39	9.37	(83.45)	(5.35)	37.77	1.25

(1)	Impairment of goodwill and long-lived assets relating to FCI and Centronix acquisitions.
(2)	Write-off of in-process research and development generated from FCI acquisition after it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.
(3)	Gain from favorable settlements of litigation with Advanced Semiconductor Engineering Inc. in 2010.
(4)	Each ADS represents four ordinary shares. We did not pay any dividends on our ordinary shares or ADS during the above periods.

	As of December 31,
	2007	2008	2009	2010	2011	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,608,272	1,586,941	1,951,584	1,569,792	2,687,746	88,792
Other current assets	3,743,933	1,970,959	1,157,042	1,840,541	2,749,412	90,830
Working capital	3,894,692	2,510,053	2,323,606	2,601,488	4,143,519	136,885
Long-term investments	119,535	50,368	15,709	5,399	5,399	178
Property and equipment, net	519,189	911,884	773,218	743,028	748,751	24,736
Goodwill and intangible assets, net	2,849,437	2,641,504	1,261,159	1,191,895	1,173,546	38,769
Other non-current assets	279,865	282,995	260,825	253,881	223,533	7,385
Total assets	9,120,231	7,444,651	5,419,537	5,604,536	7,588,387	250,690
Total liabilities	1,536,124	1,155,061	905,795	878,104	1,387591	45,841
Total shareholders’ equity	7,584,107	6,289,590	4,513,742	4,726,432	6,200,796	204,849

Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	1,599,288	2,785,044	323,927	(278,583)	1,562,339	51,613
Net cash provided by (used in) investing activities	(1,950,946)	(994,483)	(45,299)	(289,194)	(428,083)	(14,142)
Net cash provided by (used in) financing activities	124,816	(1,617,456)	18,471	—	—	—
Depreciation and amortization	92,284	155,225	163,129	150,672	164,058	5,420
Capital expenditures	(226,034)	(586,750)	(99,480)	(137,087)	(160,634)	(5,307)

Exchange Rate Information

Although a majority of our revenues and expenses are denominated in U.S. dollars, our operational headquarters is in Taiwan and we report our financial results in NT dollars. This annual report contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts for periods through December 31, 2008 were made at the year-end noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rate”). For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this annual report were made at a rate of NT$30.27 to US$1.00, the exchange rate in effect as of December 30, 2011. On April 13, 2012, the exchange rate was NT$29.48 to US$1.00.

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

	Exchange Rate NT$ per US$
	High	Low
January 2012	30.49	29.64
February 2012	29.73	29.24
March 2012	29.61	29.37
April 2012 (through April 13)	29.55	29.45

The following table sets forth the average exchange rates between NT dollars and U.S. dollars for each of the periods indicated, calculated, with respect to 2007-2008, by averaging the Noon Buying Rates on the last day of each month of the periods shown, and with respect to 2009 through April 13, 2012, by averaging the exchange rates on the last day of each month of the periods shown using the exchange rates reported in the statistical release of the Federal Reserve Board.

Average Exchange Rate NT$ Per US$
2007	32.43
2008	31.52
2009	32.96
2010	31.39
2011	29.42
2012 (through April 13)	29.49

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

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry;

•	decreases in demand for consumer electronics products, including mobile phones and smartphones, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demand, market adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory from closures of less efficient fabs and fabs operating at lower utilization rates;

•	changes in the relative sales mix of our products;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

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

We operate primarily in the semiconductor industry, which is cyclical and has, from time to time, experienced significant downturns, most recently in connection with the global economic downturn. These downturns are frequently characterized by decreases in product demand, production overcapacity, excess inventories and accelerated erosion of selling prices. These factors could cause substantial fluctuations in our revenue and results of operations. In addition, during these downturns, manufacturers of components, specifically NAND flash components that are used in our customers’ products, may choose to reduce their output and reduce availability of NAND flash components to our customers, which would lead to reduced demand for our controller products. Furthermore, during these downturns some competitors may become more aggressive in their pricing practices, which would adversely impact the prices of our competing products. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or our mobile storage, mobile communications, and multimedia SoCs markets to fully recover from downturns could negatively impact our revenue, business, financial condition and results of operations. The semiconductor foundry industry also periodically experiences increased demand which limits the availability of third-party foundry, assembly and testing capacity and may affect our ability to ship sufficient products to meet our customers’ purchase requests. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause large fluctuations in our stock price.

General worldwide economic conditions deteriorated significantly in 2008 and 2009. Although conditions in the semiconductor market in which we participate improved in 2010 and more significantly in 2011, if general global economic conditions deteriorate or do not continue to improve, it could adversely affect the semiconductor market and make it extremely difficult for us, our customers, our vendors, and manufacturers of components that are used in our customers’ products to accurately forecast and plan future business activities. Furthermore, during challenging economic times, our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments. If that were to occur, we could be required to increase our allowance for doubtful accounts and our days sales outstanding for accounts receivable would be negatively impacted. Any future downturn may reduce our revenue or our revenue growth and result in our having excess inventory. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, either worldwide, or in the semiconductor industry. If the economy and the markets in which we operate do not improve from current conditions or if they deteriorate, our customers or potential customers could reduce or delay their purchases of our products, which would adversely impact our revenues and our ability to manage inventory levels, collect customer receivables and, ultimately, adversely impact our profitability. In addition, we may record additional charges related to the restructuring of our business and the impairment of our goodwill and other long-lived assets, and our business, financial condition and results of operations may be materially and adversely affected.

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

In April 2007 we completed the acquisition of FCI, Inc. (“FCI”), a privately held Korea-based fabless mobile TV and wireless communications RF IC design company, and in November 2007 we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. The products from our FCI and Centronix acquisitions comprise our mobile communications product line. In the fourth quarter of 2009, we determined that goodwill and certain long-lived assets relating to our mobile communication product line were impaired and took an impairment charge of US$38.7 million. This is a non-cash impairment charge to GAAP earnings for our 2009 fiscal year and with this impairment charge, the net carrying cost of our mobile communication product line assets at the end of fourth quarter 2009 was reduced to US$32.4 million. See “We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate” below. Risks arising from these or other future acquisitions could include among other things:

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

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 38%, 41% and 51% of our net revenue in 2009, 2010 and 2011, respectively. We had one customer in 2009 and 2011 and two customers in 2010 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2010 and 2011, Samsung Electronics (“Samsung”) was our largest customer and accounted for approximately 13% and 28% of our sales, respectively. In past years, sales to Samsung may have been significantly higher if indirect sales were included with direct sales. In 2010 and 2011, we do not believe there were indirect sales to Samsung. In 2009, if a material portion of our sales to other customers are included in products of Samsung, our direct plus indirect sales to Samsung may have accounted for between 19% and 20% of our sales.

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

The products we develop and sell, especially those for flash memory storage solutions, are used for high volume applications and many of them are subject to rapid declines in average selling prices. Our average selling prices have historically decreased significantly, and we believe that it is possible they may also fall in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by us or our competitors, competitive pricing pressures and other factors. The semiconductor market is extremely cost sensitive, which may result in declining average selling prices of other components used in our customers’ products and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

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

Industry standards and demands in the consumer electronics market are continuously and rapidly evolving, and our success depends on our ability to anticipate and meet these changes and trends.

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

Demand for our products are affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in consumer electronics, such as mobile phones, smartphones, tablets, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential, consumer electronics as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of consumer electronics places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products or reduce our cost of sales to offset expected declines in average selling prices, our gross margin will decline, which could have a material and adverse effect on our financial condition and operating results.

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

Currently, we sell most of our solid state storage controller solutions to manufacturers of flash memory cards and USB flash drives. Flash memory cards were originally used in digital still cameras as storage for digital pictures and videos. The market for flash memory cards expanded significantly as smaller form factor cards were developed, NAND flash component and controller prices decreased, and mobile phone manufacturers incorporated embedded cameras and other advanced multimedia functionalities and card slots into their products to utilize flash memory cards as primary storage for pictures, video, music, and other data generated or enjoyed by consumers of mobile phones. The market for flash memory cards further expanded as the categories of mobile phones that utilize flash memory cards as data storage expanded from camera phones to smartphones and tablets. The market for USB flash drives is principally related to the PC market as USB flash drives are popularly used as peripheral storage for desktop and notebook PCs. We have been successful in developing controllers for flash memory cards used in digital cameras, camera phones, and smartphones and controllers for USB flash drives used with desktop and notebook PCs. The future growth of our mobile storage revenue, if any, will depend in part on our ability to expand beyond the flash memory card and USB flash drive markets, particularly into markets for solid state drives and embedded memory applications.

Currently, we sell a significant portion of our RF IC solutions to Korean manufacturers of handsets, smartphones, and tablets. The future growth of our mobile communications revenue, if any, will depend in part on our customers remaining successful in their markets and continuing to use our solutions, our ability to continue expanding beyond the Korean market to new markets such as China, and our ability to target and successfully enter new RF markets. Our LTE transceiver products are solely dependent on Samsung and the success of Samsung’s LTE handsets and tablets. Sales of our LTE transceiver products to Samsung are also dependent on their sourcing strategies and should they change materially, our ability to grow this business could be severely impacted.

Each of these markets, whether for solid state storage controllers, LTE transceivers or mobile TV IC solutions, present distinct and substantial risks. Most of these markets are new, still developing, and relatively small. If any of the new markets does not develop as we currently anticipate or if we are unable to penetrate it successfully, our overall corporate revenue and revenue growth rate, if any could be materially and adversely affected.

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

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries such as Taiwan, Korea, and China where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it could be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control transactions.

As of February 1, 2012, we have 182 patents and 614 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we have been engaged in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or which may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Legal Proceedings,” below.

In addition, any litigation to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of management.

Failure to achieve and maintain technological leadership in our various consumer electronics markets could erode our competitiveness and cause our profits to decrease.

The consumer electronics market and the semiconductor components used in such market are constantly changing with increased demand for improved features such as lower power or smaller size. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced semiconductor solutions on competitive terms. If we are unable to maintain the ability to provide advanced semiconductor solutions on competitive terms, some of our customers may buy semiconductor solutions from our competitors instead of us. To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. Furthermore, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our platforms until the consumer electronics market is ready to accept them. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in our operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory surplus and obsolescence. Our failure to do so could have a material and adverse effect on our operating results. Furthermore, failure to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others could erode our competitive position.

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

We face competition from a large number of competitors in each of our target markets. Our competitors in our mobile storage market include Alcor Micro, Asolid, Phison, Skymedi, Solid State Systems, and ITE. For multimedia SoCs products, the companies with whom we compete include AMD, NVIDIA, and SiS. For mobile communications products, the companies with whom we compete include GCT, I&C, Newport Media, Raontech, and Siano. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

The consumer electronics market, which is the principal end market for our products, has historically been subject to intense price competition. In many cases, low-cost, high-volume semiconductor component producers have entered markets and driven down profit margins. If a low-cost, high-volume producer should develop products that compete with our products, our sales and profit margins would suffer.

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

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of intellectual property infringement in circumstances where our products are a factor in creating infringement exposure. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. In the contracts under which we distribute semiconductor products, we may have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property. In some of our licensing agreements, we have agreed to indemnify the licensee against losses arising out of or related to our conduct or services. We cannot assure you that claims for indemnification will not be made or that these claims would not have a material and adverse effect on our business, operating results or financial condition.

We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate.

We are required to perform testing for impairment losses relating to long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. Through our acquisitions of FCI and other assets, we acquired core technology, customer relationships, goodwill and other intangible assets. The carry value of goodwill relating to these acquisitions must be tested for impairment at least on an annual basis. In November 2009, we recorded NT$217.2 million of impairment charges relating to our long-lived assets. Additionally, in November 2009, as a result of our annual impairment assessment of the carrying value of goodwill, we determined that the goodwill balance was impaired, and wrote down the goodwill balance by NT$1,019.4 million. As of December 31, 2011, the Company had goodwill associated with our acquisitions of NT$1,173.5 million (US$38.8 million). Although we recorded an impairment on goodwill and other long-lived assets in 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods.

We have not made any passive investments in private companies since February 2007. If the companies in which we have invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in past years. These and future impairment charges could have a material impact on our operating results. In 2009, 2010 and 2011, we recorded impairment charges relating to our private company investments of NT$8.6 million, NT$7.3 million and nil, respectively.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2011 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

We conduct our business worldwide. We are headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Europe, Korea, Malaysia and Taiwan. We generated 93%, 90% and 89% of our revenue in 2009, 2010 and 2011, respectively, from sales to customers outside the United States. International operations are subject to many other inherent risks, including but not limited to:

•	international economic and political conditions, such as political tensions between countries in which we do business (please also refer to Risk Factors relating to Taiwan and Korea);

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	complying with a variety of foreign laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	cultural differences in the conduct of business;

•	inadequate local infrastructure that could result in business disruptions;

•	exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	imposition of additional taxes and penalties; and

•	other factors beyond our control such as nature disasters, terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome, the Avian influenza, and the Swine influenza.

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

Parts of the world, including Taiwan, Japan, China and the United States are susceptible to earthquakes. In 1999, 2008, and 2011 Taiwan, China, and Japan respectively, experienced severe earthquakes that caused significant property damage and loss of life. Although the 1998, 2008 and 2011 earthquakes did not have a material impact on our business, a major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

While we also, through our acquisition of FCI, maintain substantive operations in Korea, our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, most of our foundries and assembly and testing suppliers such as SPIL, SMIC, Advanced Semiconductor Engineering Group (“ASE”), Taiwan IC Packing Corp. (“TICP”), TSMC, King Yuan, and Youngtek Electronics Corp. (“YTEC”) are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National People’s Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies or companies with significant business activities in Taiwan. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our ADSs.

We face substantial political risk associated from doing business in South Korea because of tensions in the political relationship between South Korea and North Korea.

Relations between South Korea and North Korea have been tense over most of South Korea’s history, and more recent concerns over North Korea’s nuclear and ballistic missile capabilities, hostile actions by North Korea against South Korea, North Korea’s leadership succession, and relations between the United States and North Korea, have created a global security issue that may adversely affect South Korean business and economic conditions. South Korea was not a signatory of the armistice agreement that ended the Korean War, and since no peace treaty was signed between South Korea and North Korea, the two countries are technically still at war. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events, including, without limitation, the effects, if any, of the recent transition of the “Supreme Leader” Kim Jong Il to Kim Jong Un that resulted after the passing of Kim Jong Il in 2011. An adverse change in economic or political conditions in South Korea or in its relations with North Korea could have a material adverse effect on our South Korean subsidiary and our company.

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

History and Development of the Company

Silicon Motion Technology Corporation (“Silicon Motion”) is a corporation which was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”) in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired FCI, Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in South Korea. We established SMI BV in the Netherlands in 2011 with the purpose of expanding our business activities in Europe, as well as to provide supervisory, financing, legal support, accounting services and shareholding for our businesses in other parts of the world.

Our principal executive offices are located at 8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. The address of our United States subsidiary, Silicon Motion, Inc. is 1591 McCarthy Blvd., Milpitas, CA 95035. Our ADSs have been listed and traded on Nasdaq since June 2005.

Below is the structure chart for our organization. All subsidiaries are wholly owned:

Overview

We are a global leader in developing semiconductor solutions for Solid State Storage devices (“SSDs”) and wireless communications. We have three major product lines: mobile storage, multimedia SoCs, and mobile communications. Our mobile storage is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, universal serial bus (“USB”) flash drives, SSDs, and embedded flash memory. These flash memory storage products are widely used for external or internal storage of data by consumer electronics devices such as mobile phones, smartphones, tablets, digital still cameras, camcorders, personal navigation devices, and notebook and desktops personal computers. Our multimedia SoCs product line is composed primarily of products that support embedded graphics applications. Our mobile communications product line is composed of mobile TV IC solutions and handset transceiver ICs, and became our new product line as a result of our acquisition of FCI in April 2007.

We sell our semiconductor solutions to leading module makers, original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Netcom, Micron, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones and smartphones manufactured by most of the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and USB flash drives sold in the retail market. Our multimedia SoCs are used primarily for thin clients, office and factory automation, industrial PCs, and other applications by companies such as Advantech, Siemens, ThinNetworks, and Toshiba-TEC. We provide our innovative mobile communications ICs to LG, Pantech, Samsung, and other companies. We sell our products through our direct sales force and distributors in China, Europe, Japan, Korea, Taiwan and the United States.

In past years, we experienced periods of rapid sales decline and growth. Our net sales grew from approximately NT$5,847.3 million in 2007 before declining to approximately NT$5,528.1 million in 2008 and declining further to approximately NT$2,893.2 million in 2009, and recovering to approximately NT$4,177.3 million in 2010, and increasing to approximately NT$6,603.4 million (US$218.2 million) in 2011.

Acquisition of FCI, Inc.

In April 2007 we acquired FCI. FCI is a leading designer of RF ICs for mobile TV and wireless communications based in Seoul, South Korea. The final purchase price for the transaction was approximately US$62 million in cash and US$40 million in our ordinary shares and options to purchase our ordinary shares.

Industry Background

The convergence of consumer electronics, communications, and computing devices has been accelerating at a fast rate in recent years as advances in technology enable different categories of electronic devices to offer similar functionalities, which often involve the processing, storage, and transfer of digital multimedia content. Mobile phones for example have been transformed into multimedia consumer electronics devices with camera, video recorder, music player, e-mail, Internet access, electronic games, television, and other functions, because mobile phones have increasingly sophisticated multimedia applications processing, data storage, and data transfer capabilities. Personal computers have also been transformed into multimedia consumer electronics devices by multimedia data processing, storage, and transfer technologies that include wireless connectivity, Internet telephony, video telephony, and more advanced video and audio capabilities. Several important semiconductor technology developments have led to the significant improvement by electronics devices to process, store, and transfer digital multimedia content and these include the development of NAND flash as a widely used data storage medium, high-performance multimedia application processors and advanced communications-related RF ICs. We believe that we are a leader in providing microcontrollers for NAND-based storage devices and transceivers for 4G LTE and 3G CDMA EV-DO mobile devices.

Our Markets and Products

We design, develop and supply a portfolio of multimedia data processing, storage, and transfer semiconductor solutions targeted primarily at consumer electronics applications. Our current product offerings address three main markets: mobile storage, multimedia SoCs and mobile communications markets. The following is a brief description of each of our markets.

Mobile Storage Products

We offer a broad range of controllers for NAND flash memory storage products, including flash memory cards, USB flash drives, embedded flash memory and solid state drives. Flash memory storage products are widely used by consumers to store data for multimedia consumer electronics devices such as mobile phones, smartphones, tablets, digital still cameras, camcorders, personal navigation devices, and notebook and desktop PCs. Flash memory cards and USB flash drives are two of the largest end applications for NAND flash. Our controllers are designed to be compatible with and the companion IC to the vast majority of NAND flash produced by companies such as Hynix, Intel, Micron, Samsung, SanDisk and Toshiba. Because NAND flash from different manufacturers may be dissimilar in terms of IC packaging, input/output timing, command code and other factors, a controller plays an important role in ensuring NAND flash used in flash memory storage products are compatible with consumer electronics host devices. New NAND flash from different manufacturers or the same vendor may require new silicon microcontroller solutions, updates to the firmware in the controller, extensive and thorough debugging and testing of the controller with the updated NAND flash driver and extensive and thorough compatibility testing of the NAND flash memory storage product.

Key functions of our flash memory card and USB flash drive controllers include:

•	managing data input and output between the NAND flash in the flash memory storage product and the consumer electronics host device;

•	ensuring that flash memory storage products which use our controllers are compatible with the widest possible universe of consumer electronics host devices;

•	ensuring data reliability in NAND flash by detecting and correcting individual bit errors in the NAND flash;

•	ensuring data integrity in a NAND flash by mapping bad blocks and preventing the bad blocks from being used for storing data;

•	maximizing the life of a NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalize the use of all the memory cells;

•	enhancing the read and write performance of NAND flash by utilizing two-plane architecture, interleaving, or other technologies; and

•	preventing data loss during sudden, unexpected host device power failures with our advanced power cycling solutions;

•	implementing security features to protect software code, personal data and multimedia digital rights.

In order to improve the performance of our controllers and solid state storage devices using our controllers, we continuously develop and upgrade our Error Correction Codes (“ECCs”) and wear leveling algorithms, technologies that enhance data reliability and integrity and maximize the endurance of storage device. To further improve the performance of our controllers and our customers’ storage devices, we have introduced other technologies in our controllers which include enhanced ECC, an ECC engine that can be customized to fully utilize NAND flash spare memory to maximize data integrity, Vth tracking, a controller firmware algorithm that automatically adjusts to recover data after a NAND flash cell voltage threshold shift, DMA pipeline, a controller hardware algorithm that maximizes data throughput rates to improve data read/write performance, block early retirement, a controller firmware algorithm that automatically detects weaker NAND flash cells and retires the cells to avoid potential future data loss, and power cycling, controller firmware and hardware algorithms that prevent data loss during unexpected storage device power failure.

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

We believe we offer the broadest line of high-performance controllers for all major NAND flash memory card formats, including Compact Flash (“CF”), MultiMedia Card (“MMC”), Secure Digital (“SD”) and Memory Stick (“MS”), as well as sub-types of these formats, such as SD card’s miniSD card and microSD card. We believe that our controllers are compatible with the majority of NAND flash currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Our controllers support two-bits per cell MLC and three-bits per cell MLC NAND flash, which is also know as Triple-Level Cell (“TLC”) NAND flash. Our controllers also support NAND flash designed and fabricated at all the primary process geometries.

Our proprietary IC design methodology, strong firmware capability, proprietary assembly techniques and comprehensive testing procedures enable us to offer controllers that have significant competitive advantages with respect to compatibility, speed, connectivity and cost. Our flash memory card controllers are also designed for very low standby power consumption, to withstand electro-static discharge and to allow flexible flash memory configuration through both hardware and firmware.

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

Our high performance USB flash drive controllers can support single- and dual-channel SLC and MLC NAND flash configurations and are compatible with the majority of flash memory currently being produced by different flash memory manufacturers. They are designed for high data transfer rates and low power consumption. Furthermore, they offer our customers an overall low cost solution with integrated voltage regulators and standby power components and support Master and Slave SPI (“Serial Peripheral Interface”) for applications such as a fingerprint sensor.

Embedded flash memory and SSD controllers. In addition to controllers for flash memory cards and USB flash drives, we also offer controller solutions for embedded flash memory and controllers for SSDs. SSD is a next generation storage technology designed to replace or compliment hard disk drives. SSDs are potentially faster in terms of data read/write speed, are more durable and not prone to mechanical malfunction, more power efficient, generate less heat, and are quieter and smaller in form factor. Our embedded controller solutions include controllers mounted on the printed circuit board of electronic devices used to control NAND flash also mounted on the printed circuit board of the device, as well as controllers contained in a single semiconductor package with one or more companion NAND flash dies solution such as eMMC and eUSB flash drive. In 2007, we started shipping controllers for solid state drives and embedded memory solutions for use in industrial, networking, and consumer applications, including notebook PCs and servers.

Multimedia SoCs

We design and develop graphics processors for embedded applications, primarily thin clients, industrial PCs, office and factory automation equipment. Our graphics processors include memory interfaces and other components that address a range of end application requirements, including low power, high performance, low cost and high levels of system integration, and are manufactured using standard CMOS processes.

Mobile Communications

We design and develop specialty RF semiconductor solutions for mobile phones and other devices.

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

Handset transceivers. We offer 3G CDMA EV-DO transceivers and 4G LTE transceivers. Our LTE transceivers are designed to specifically support Samsung LTE baseband solutions and our CDMA EV-DO transceivers are designed to specifically support VIA Telecom CDMA EV-DO baseband solutions.

Our Customers

We sell our semiconductor solutions to leading module makers, OEMs, and ODMs worldwide. We provide our high performance flash memory storage controller to companies such as Netcom, Micron, Samsung, Sony and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones and smartphone manufactured by the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and UBS flash drives sold in the retail market. Our multimedia SoCs are used primarily for thin clients, office and factory automation, industrial PCs, and other applications by companies such as Advantech, Siemens, ThinNetworks, and Toshiba-TEC. We provide our innovative mobile communications ICs to LG, Pantech, Samsung, and other companies.

Sales to our five largest customers represented approximately 38%, 41% and 51% of our net revenue in 2009, 2010 and 2011, respectively. We only had one customer in 2009 and 2011 and two customers in 2010 that accounted for 10% or more of our sales. The identities of our five largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2010 and 2011, Samsung was our largest customer and accounted for approximately 13% and 28% of our sales, respectively. In past years, sales to Samsung may have been significantly higher if indirect sales were included with direct sales. In 2010 and 2011, we do not believe there were indirect sales to Samsung. In 2009, if a material portion of our sales to other customers are included in products of Samsung, our direct plus indirect sales to Samsung may have accounted for between 19% and 20% of our sales.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major modular maker, OEM and ODM customers in Taiwan, Korea, China, the United States, and Japan. Approximately 73% of our sales in 2009, 75% of our sales in 2010 and 77% of our sales in 2011 were attributable to our direct sales force while the remainder was attributable to distributors.

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

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, digital, mixed-signal and RF IC design, and software engineering. As of February 1, 2012, we had 182 patents in China, Japan, Korea, Taiwan, and the United States and 614 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

We believe technology research and product development are essential to our growth. Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea, Shanghai and Shenzhen, China and Milpitas, California. Our facilities in Milpitas focus primarily on graphics products, our facilities in Seoul focus primarily on mobile communications products, and our facilities in Hsinchu and Taipei focus primarily on mobile storage products, and our facilities in Shanghai and Shenzhen focus primarily on specific product requirements of our customers in China.

Our research and development expenses were approximately NT$1,122.5 million, NT$1,054.2 million and NT$1,194.6 million (US$39.5 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual dies on each wafer are assembled into finished chips and undergo several stages of testing before delivery to our customers. We also ship bare dies to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the research and development efforts of leading manufacturers without the requirement to commit our own substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.

Wafer fabrication. TSMC worldwide, SMIC in China, Silterra in Malaysia and STMicroelectronics in Europe are currently our primary foundries that manufacture most of our semiconductors. Our foundries in Taiwan, Singapore, Malaysia and China currently fabricate our devices using mature and stable CMOS process technology primarily with line-widths of 0.09-, 0.11-, 0.13-, 0.15-, 0.16-, 0.18-, and 0.25- micron. We also rely on STMicroelectronics as our foundry for mobile communications products using Bi-CMOS process technology primarily with line-widths of 0.25 and 0.35 micron. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as ASE, SPIL, TICP, King Yuan, YTEC and Giga Solution Tech in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

Our primary competitors in our mobile storage market include Alcor Micro, ASolid, Phison, Skymedi, Solid State Systems and ITE. For multimedia SoCs products, the companies with whom we compete include AMD, NVIDIA, and SiS. For mobile communications products, the companies with whom we compete include GCT, I&C, Newport Media, Raontech, and Siano.

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

As of February 1, 2012, we held 182 patents in the United States, Taiwan, and other countries and have 614 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

Facilities

Our corporate headquarters are located in Hsinchu, Taiwan. We own this 108,800 square feet facility, which houses our management and administration, operations, and research and development departments. In Taiwan, we also lease premises in Taipei, occupying approximately 44,400 square feet of floor space, which houses our sales and marketing, as well as research and development departments.

In addition to these facilities in Taiwan, in 2008 we purchased a facility in Shanghai with an aggregate floor space of approximately 15,900 square feet. We lease facilities in Seoul, Korea, Shenzhen, and Beijing, China, Milpitas, California, and Yokohama, Japan for research and development, sales and marketing, and administration. These facilities in aggregate consist of approximately 59,400 square feet of floor space with lease terms expiring at various dates between 2013 and 2017.

We also own commercial property in Taipei of approximately 6,200 square feet, which we purchased in October 1998 for NT$32 million. This property, which was formerly our Taipei sales office, has not been used by us since 2004, and we currently lease out as office premises. It is our intention that we will sell this property as we do not intend to use it for operating purposes.

Government Regulation

See Risk Factors — “We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China,” “Our business depends on the support of the Taiwan and South Korea governments, and a decrease in this support may increase our tax liabilities and decrease our net income,” and “We face substantial political risk associated from doing business in South Korea because of tensions in the political relationship between South Korea and North Korea” in Item 3 above.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. The semiconductors that we sell are mobile storage ICs, mobile communications ICs, and multimedia SoCs. Net sales generated by these product groups for the periods indicated are as follows:

	Year Ended December 31,
	2009		2010		2011
	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage(1)	1,802,982	62	2,911,576	70	4,513,670	68
Mobile Communications(2)	727,798	25	780,012	19	1,665,284	25
Multimedia SoCs(3)	350,822	12	444,366	11	398,524	7
Other products(4)	11,628	1	41,296	—	25,946	—

Total	2,893,230	100	4,177,250	100	6,603,424	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, and embedded flash applications.
(2)	Includes mobile TV IC solutions and handset transceiver ICs.
(3)	Includes graphics processors.
(4)	Includes demo boards and non-recurring engineering income.

For the years ended December 31, 2009, 2010 and 2011 we derived approximately 36%, 38%, and 27% respectively, of our net sales from customers located in Taiwan and approximately 7%, 10%, and 11% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2009	2010	2011
Country
Taiwan	36%	38%	27%
Korea	32%	23%	35%
China	16%	23%	22%
United States	7%	10%	11%
Others	9%	6%	5%

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2009	2010	2011
Currency
U.S. dollars	76%	86%	89%
NT dollars	13%	13%	4%
Korean won	11%	1%	7%

The length of our sales cycle, from the day purchase orders are received until products are shipped to customers, is dependent on the availability of our product inventories. If we do not have sufficient inventories on hand to meet customer demands, approximately three months are generally required from the day purchase orders are received until finished goods are manufactured and shipped to customers. This cycle can take up to six months during times when capacity at independent foundries is being fully utilized. The potential delays inherent in the manufacturing process increase the risk that we may not be able to fulfill a customer’s order on time. All of our sales are made by purchase orders. Because our practice, which is consistent with industry practice, allows customers to reschedule orders on relatively short notice, order backlog may not be a good indicator of our future sales.

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as mobile phones, smartphones, digital cameras, and desktop and notebook PCs, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and decreased net sales in the first half of each year. However, our rapid sales growth in the past two years makes assessment of the impact of seasonal factors on our business difficult.

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

Amortization of acquired intangible assets. Amortization of acquired intangible assets relates to intangible assets, such as core technology and customer relationships, but excluding goodwill.

Acquired in-process research and development. Acquired in-process research and development relates to the in-process research and development expensed upon an acquisition when it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. Our allowance for sales returns and discounts were approximately NT$58.0 million, NT$59.9 million and NT$82.0 million (US$2.7 million) in 2009, 2010 and 2011, respectively, representing approximately 2.0%, 1.0% and 1.2% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, price protection allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. Our reserve for price adjustments to distributors were NT$381 thousand, NT$1,490 thousand and NT$5 thousand (US$2 hundred) in 2009, 2010 and 2011, respectively.

Allowance for doubtful accounts. We record an allowance for doubtful accounts based on our evaluation of the collectability of our accounts receivable. Normal payment terms are provided to customers and applied upon transfer of title. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable due from customers, we categorize accounts receivable and make provisions based on a percentage of each category. We determine these percentages by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers, or economic conditions in general, were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.

Our allowance for trade-related doubtful accounts were approximately NT$97.8 million, NT$90.8 million and NT$80.2 million (US$2.6 million) in 2009, 2010 and 2011, respectively, representing approximately 14.7%, 9.4% and 6.0% of our gross accounts receivables at the end of each respective periods. Allowance for trade-related doubtful accounts have improved because our customers’ business conditions have improved following the 2008 and 2009 economic recession.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down NT$214.4 million, NT$44.2 million and NT$140.6 million (US$4.6 million) in 2009, 2010 and 2011, respectively, for estimated obsolete or unmarketable inventory.

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

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. In 2009, we recognized impairment losses of approximately NT$217.2 million. No impairment losses were recognized in 2010 and 2011.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s net assets at year end. During 2009 and 2010, we recognized impairment losses of approximately NT$8.6 million and NT$7.3 million, respectively in long term investments in Spright Co., Ltd. and Vastview Technology Corp. as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that our investments were not recoverable within a reasonable period of time.

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

In 2009, we recorded an impairment charge of NT$1,019.4 million because the carrying value of the reporting unit exceed its fair value. In 2010 and 2011, no impairment charges were recorded. The assessment which resulted in our 2009 impairment charge was based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

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

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2009, 2010 and 2011 was NT$321.2 million, NT$184.1 million and NT$85.6 million (US$2.8 million), respectively, excluding accrued interest and penalties. As of December 31, 2010 and 2011, NT$9.1 million and NT$23.6 million (US$0.8 million) of interest and penalties was accrued. Fiscal years 2007 through 2011 remain subject to examination by the US Internal Revenue Service. Fiscal years 2006 through 2011 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 14 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2011.

Functional Currency. On January 1, 2012, the Company changed the functional currency of SMI Taiwan, its largest operating subsidiary, from the New Taiwan dollars to the U.S. dollar based on an evaluation of economic facts and circumstances and functional currency analysis prescribed in ASC 830. As a result of SMI Taiwan’s functional currency change, the Company changed its reporting currency from the New Taiwan dollars to the U.S. dollar.

In 2005, at the time of the Company’s IPO, the Company determined that SMI Taiwan’s functional currency was the New Taiwan Dollars and this determination was used consistently until the Company believed significant and permanent changes in economic facts and circumstances warrant a change in functional currency. Since the business profile and activities of SMI Taiwan had changed significantly and permanently, the Company re-evaluated the functional currency of SMI Taiwan based on recent economic facts and circumstances, including analysis prescribed in ASC 830, and determined that the US Dollar had become the functional currency of SMI Taiwan.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	58.9	53.1	51.7

Gross profit	41.1	46.9	48.3

Operating expenses (income):
Research and development	38.8	25.3	18.1
Sales and marketing	13.7	9.3	6.5
General and administrative	16.1	7.3	5.1
Amortization of intangible assets	6.6	1.7	0.4
Gain from settlement of litigation	—	(1.1)	—
Impairment of goodwill and long-lived assets	42.7	—	—

Total operating expenses	117.9	42.5	30.1

Operating income (loss)	(76.8)	4.4	18.2

Non-operating income (expenses):
Gain on sales of short-term investments — net	0.0	0.0	0.0
Interest income	0.8	0.3	0.3
Interest expense	(0.1)	(0.1)	(0.0)
Foreign exchange gain (loss) — net	(3.1)	(8.6)	2.5
Impairment of long-term investment	(0.3)	(0.1)	—
Other income (loss), net	(0.1)	(0.1)	0.0

Total non-operating income (loss)	(2.8)	(8.6)	2.8

Income (loss) before income taxes	(79.6)	(4.2)	21.0
Income tax expense (benefit)	0.2	(0.5)	2.5

Net income (loss)	(79.8)%	(3.7)%	18.5%

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Net sales.

	Years Ended December 31
	2011		2010
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	4,513,670	68	2,911,576	70	1,602,094	55
Mobile communications	1,665,284	25	780,012	19	885,272	113
Multimedia SoCs	398,524	7	444,366	11	(45,842)	(10)
Other products	25,946	—	41,296	—	(15,350)	(37)

Net sales	6,603,424	100	4,177,250	100	2,426,174	58

Our net sales increased 58% year-over-year to approximately NT$6,603.4 million (US$218.2 million) in 2011 as total unit shipment for our products increased 48%.

Our mobile storage unit shipments increased 49% year-over-year due to better availability of NAND flash supply to our customers and strong demand for devices using our controllers. Mobile storage ASP increased 9% year-over-year with the sales of higher value-added solutions. Our card controller revenue increased 77% year-over-year, and USB flash drive controllers revenue increased 64% year-over-year due to stronger end demand and better availability of NAND flash components. Mobile communications revenue increased 113% largely because of improved sales of mobile TV ICs and LTE transceivers. Multimedia SoCs revenue decreased 10% largely due to discontinuation of certain products.

Gross profit.

	Years Ended December 31
	2011		2010
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	3,187,563	48	1,957,616	47	1,229,947	63

Gross profit as a percentage of net sales increased from 47% in 2010 to 48% in 2011 primarily because of increased sales of higher value-added, higher margin products. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue increased from 48% in 2010 to 50% in 2011.

Research and development expenses.

	Years Ended December 31
	2011		2010
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	634,838	10	499,184	12	135,654	27
Stock-based compensation	148,405	2	102,209	2	46,196	45
Other research and development	411,404	6	452,801	11	(41,397)	(9)

Research and development	1,194,647	18	1,054,194	25	140,453	13

Our research and development expenses increased 13% year-over-year to approximately NT$1,194.6 million (US$39.5 million) in 2011. Salary and benefits increased 27% year-over-year to approximately NT$634.8 million (US$21.0 million), primarily because of higher headcount and compensation expenses in 2011. Stock-based compensation increased 45% year-over-year to approximately NT$148.4 million (US$4.9 million), primarily because of higher cost of restricted stock units granted to employees in 2011. Other expenses decreased 9% year-over-year to approximately NT$411.4 million (US$13.6 million), primarily because of lower IC tape-outs and other project expenses in 2011.

Sales and marketing expenses.

	Years Ended December 31
	2011		2010
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	241,828	4	204,525	5	37,303	18
Stock-based compensation	60,626	1	45,520	1	15,106	33
Other sales and marketing	126,109	2	139,020	3	(12,911)	(9)

Sales and marketing	428,563	7	389,065	9	39,498	10

Our sales and marketing expenses increased 10% year-over-year to approximately NT$428.6 million (US$14.2 million) in 2011. Salary and benefits increased 18% year-over-year to approximately NT$241.8 million (US$8.0 million), primarily because of the higher headcount and compensation expenses in 2011. Stock-based compensation increased 33% year-over-year to approximately NT$60.6 million (US$2.0 million), primarily because of higher cost of RSUs granted to employees in 2011. Other sales and marketing expenses decreased 9% year-over-year to approximately NT$126.1 million (US$4.2 million) primarily because of lower testing fees in 2011.

General and administrative expenses.

	Years Ended December 31
	2011		2010
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	189,996	3	169,454	4	20,542	12
Stock-based compensation	44,511	1	37,488	1	7,023	19
Other general and administrative	99,217	1	98,671	2	546	1

General and administrative	333,724	5	305,613	7	28,111	9

Our general and administrative expenses increased 9% year-over-year to approximately NT$333.7 million (US$11.0 million) in 2011. Salary and benefits increased 12% year-over-year to approximately NT$190.0 million (US$6.3 million), primarily because of higher headcount and compensation expenses in 2011. Stock-based compensation increased 19% year-over-year to approximately NT$44.5 million (US$1.5 million), primarily because of higher cost of RSUs granted to employees in 2011.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2011		2010
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	7,489	—	5,911	—	1,578	27
Research and development	148,405	2	102,209	2	46,196	45
Sales and marketing	60,626	1	45,520	1	15,106	33
General and administrative	44,511	1	37,488	1	7,023	19

Total stock-based compensation	261,031	4	191,128	4	69,903	37

Total stock-based compensation increased NT$69.9 million (US$2.3 million) primarily because of higher cost of RSUs granted to employees in 2011.

See Note 16 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2011		2010
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Amortization of intangible assets	23,088	—	69,244	2	(46,156)	(67)

Our amortization of intangible asset decreased 67% year-over-year to approximately NT$23.1 million (US$0.8 million) because amortization of intangible assets relating to our acquisitions of FCI and Centronix in April 2011.

Interest expense. Our interest expense decreased to approximately NT$2.2 million (US$0.1 million) for the year ended December 31, 2011 from approximately NT$3.1 million for the year ended December 31, 2010 primarily because of smaller government grants in 2011 compared with 2010.

Foreign exchange gain (loss). For the year ended December 31, 2011, we had a foreign exchange gain of NT$167.4 million (US$5.5 million), compared with a foreign exchange loss of NT$358.3 million for the year ended December 31, 2010. The foreign exchange gain in 2011 resulted primarily from the depreciation of the NT dollar relative to the U.S. dollar during the period as compared to 2010. We do not presently engage in any hedging activities.

Interest income. Our interest income increased to approximately NT$17.7 million (US$0.6 million) for the year ended December 31, 2011 from approximately NT$11.3 million for the year ended December 31, 2010 because of higher levels of cash and cash equivalents.

Impairment of long-term investment. No impairment was recognized in 2011. In 2010, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts indicated that our investments were not recoverable within a reasonable period of time and that the impairments were other than temporary and recorded a combined impairment charge of NT$7.3 million.

Income tax expense (benefit). Our income tax expense was approximately NT$169.7 million (US$5.6 million) for the year ended December 31, 2011 compared to an income tax benefit of approximately NT$18.9 million for the year ended December 31, 2010.

Net income (loss). Net income was approximately NT$1,221.4 thousand (US$40.4 million) for the year ended December 31, 2011 compare to a net loss of approximately NT$155.4 million for the year ended December 31, 2010.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Net sales.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	2,911,576	70	1,802,982	62	1,108,594	61
Mobile communications	780,012	19	727,798	25	52,214	7
Multimedia SoCs	444,366	11	350,822	12	93,544	27
Other products	41,296	—	11,628	1	29,668	255

Net sales	4,177,250	100	2,893,230	100	1,284,020	44

Our net sales increased 44% year-over-year to approximately NT$4,177.3 million in 2010 as total unit shipment for our products increased 55%.

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
	(in thousands, except percentage data)
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
	(in thousands, except percentage data)
Salary and benefits	499,184	12	477,059	17	22,125	5
Stock-based compensation	102,209	2	224,220	8	(122,011)	(54)
Other research and development	452,801	11	421,212	14	31,589	7

Research and development	1,054,194	25	1,122,491	39	(68,297)	(6)

Our research and development expenses decreased 6% year-over-year to approximately NT$1,054.2 million in 2010. Salary and benefits increased 5% year-over-year to approximately NT$499.2 million, primarily because of lower expenses in 2009 due to a temporary company-wide salary reduction in effect in 2009. Stock-based compensation decreased 54% year-over-year to approximately NT$102.2 million, primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Other expenses increased 7% year-over-year to approximately NT$452.8 million, primarily because of IC tape-outs and other project expenses increasing as we continued to invest in all our product lines.

Sales and marketing expenses.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	204,525	5	199,879	7	4,646	2
Stock-based compensation	45,520	1	77,500	3	(31,980)	(41)
Other sales and marketing	139,020	3	118,606	4	20,414	17

Sales and marketing	389,065	9	395,985	14	(6,920)	(2)

Our sales and marketing expenses decreased 2% year-over-year to approximately NT$389.1 million in 2010. Salary and benefits increased 2% year-over-year to approximately NT$204.5 million, primarily because of lower expenses in 2009 due to a temporary company-wide salary reduction in effect in 2009. Stock-based compensation decreased 41% year-over-year to approximately NT$45.5 million, primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees of 2009. Other sales and marketing expenses increased 17% year-over-year to approximately NT$139.0 million primarily because of higher testing fees in 2010.

General and administrative expenses.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	169,454	4	174,572	6	(5,118)	(3)
Stock-based compensation	37,488	1	120,298	4	(82,810)	(69)
Other general and administrative	98,671	2	169,818	6	(71,147)	(42)

General and administrative	305,613	7	464,688	16	(159,075)	(34)

Our general and administrative expenses decreased 34% year-over-year to approximately NT$305.6 million in 2010. Salary and benefits decreased 3% year-over-year to approximately NT$169.5 million, primarily because of a 5% decrease in the number of employees engaged in general and administrative activities. Stock-based compensation decreased 69% year-over-year to approximately NT$37.5 million, primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees in 2009. Other general and administrative expenses decreased 42% year-over-year to approximately NT$98.7 million primarily because reserves for doubtful accounts decreased NT$34.7 million and tax and legal advisory fees decreased NT$8.9 million in 2010.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	5,911	—	24,445	1	(18,534)	(76)
Research and development	102,209	2	224,220	8	(122,011)	(54)
Sales and marketing	45,520	1	77,500	3	(31,980)	(41)
General and administrative	37,488	1	120,298	4	(82,810)	(69)

Total stock-based compensation	191,128	4	446,463	16	(255,335)	(57)

Total stock-based compensation decreased NT$255.3 million primarily because of higher expenses in 2009 from cost relating to the accelerated vesting of certain soon-to-vest RSUs and cancellation of a small portion of outstanding RSUs previously granted to employees. Total expense incurred for the acceleration and cancellation, net of forfeiture adjustment, was approximately NT$163.8 million.

See Note 16 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2010		2009
	NT$	% of net sales	NT$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Amortization of intangible assets	69,244	2	192,391	7	(123,147)	(64)

Our amortization of intangible asset decreased 64% year-over-year to approximately NT$69.2 million in 2010 due to a write down of the value of certain long-lived assets in December 2009. This expense is associated with the amortization of intangible assets relating to our acquisitions of FCI and Centronix.

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

Interest expense. Our interest expense decreased to approximately NT$3.1 million for the year ended December 31, 2010 from approximately NT$3.5 million for the year ended December 31, 2009 primarily because of reducing government grants in 2010 compared with 2009.

Foreign exchange gain (loss). For the year ended December 31, 2010, we incurred foreign exchange losses of NT$358.3 million, compared with NT$88.9 million for the year ended December 31, 2009. The foreign exchange loss in 2010 resulted primarily from the strength of the NT dollar relative to the U.S. dollar. We do not presently engage in any hedging activities.

Interest income. Our interest income decreased to approximately NT$11.3 million for the year ended December 31, 2010 from approximately NT$22.1 million for the year ended December 31, 2009 because of lower levels of cash and cash equivalents and lower interest rates.

Impairment of long-term investment. In 2010, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts indicated that our investments were not recoverable within a reasonable period of time and that the impairments were other than temporary and recorded a combined impairment charge of NT$7.3 million. In 2009, we determined that our investment in Vastview was impaired and recorded a NT$8.6 million charge.

Income tax expense (benefit). Our income tax benefit was approximately NT$18.9 million for the year ended December 31, 2010 compared to an income tax expense of approximately NT$6.8 million for the year ended December 31, 2009. In 2010, our income tax expense decreased by NT$25.7 million when compared to 2009 because of several net tax benefits, including a NT$193.3 million net benefit from the revaluation of deferred tax assets related to new alternative minimum tax (“AMT”) tax in Taiwan and a NT$99.6 million net benefit from increased unrealized tax benefits relating to changes in accrued liabilities, partially offset by several net tax expenses, including a NT$117 million net expense primary from an increase in unrealized foreign exchange loss and a NT$92.0 million net expense from utilization of net operating loss carry forwards.

Net income (loss). Net loss was approximately NT$155.4 thousand for the year ended December 31, 2010 compare to a net loss of approximately NT$2,309.2 million for the year ended December 31, 2009.

Liquidity and Capital Resources

As of December 31, 2011, we had approximately NT$2,687.7 million (US$88.8 million) in cash and cash equivalents and approximately NT$90.2 million (US$3.0 million) in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not currently engage in any currency hedging activities. Our short-term investments consist primarily of bond funds that we trade and which invest primarily in Taiwan government and Taiwan investment grade corporate bonds denominated in NT$.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011	2011
	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	323,927	(278,583)	1,562,339	51,613
Net cash provided by (used in) investing activities	(45,299)	(289,194)	(428,083)	(14,142)
Net cash provided by (used in) financing activities	18,471	—	67,456	2,228
Depreciation and amortization	163,129	150,672	164,058	5,420
Capital expenditures	(99,480)	(137,087)	(160,634)	(5,307)

Operating activities

Our net cash provided by operating activities was approximately NT$1,562.3 million (US$51.6 million) for the year ended December 31, 2011, compared to net cash used in operating activities of approximately NT$278.6 million and net cash provided by operating activities of approximately NT$323.9 million during 2010 and 2009, respectively.

For the year ended December 31, 2011, cash flow provided by operations of NT$1,562.3 million (US$51.6million) resulted primarily from our net income of NT$1,221.4 million (US$40.4 million) and the following reasons:

•	Our net income includes substantial non-cash charges, namely NT$187.1 million (US$6.2 million) of depreciation and amortization and NT$261.0 million (US$8.6 million) of stock-based compensation.

•	Our purchase of short-term investments net of sale of short-term investments were NT$48.7 million (US$1.6 million).

•

We increased working capital by NT$126.3 million (US$4.2 million) to support increasing sales. Inventory increased by NT$219.4 million (US$7.2 million), accounts receivable increased by NT$363.6 million (US$12.0 million), accounts payable increased by NT$305.7 million (US$10.1 million), income tax payable increased by NT$62.5 million (US$2.1 million), and other assets net of other liabilities provided NT$88.9 million (US$2.9 million) of cash.

For the year ended December 31, 2010, cash flow used in operations of NT$278.6 million resulted primarily from our net loss of NT$155.4 million and the following reasons:

•

Our net loss includes substantial non-cash charges, namely NT$219.9 million of depreciation and amortization, NT$191.1 million of stock-based compensation, and NT$7.2 million of loss on impairment of assets.

•	Our purchase of short-term investments net of sale of short-term investments were NT$20.0 million.

•

We increased working capital by NT$517.0 million to support increasing sales. Inventory increased by NT$240.8 million, accounts receivable increased by NT$300.8 million, accounts payable increased by NT$5.4 million, income tax payable decreased by NT$1.1 million, and other assets net of other liabilities provided NT$20.3 million of cash.

Investing activities

Our net cash used in investing activities was approximately NT$428.1 million (US$14.1 million) for the year ended December 31, 2011, compared to net cash used in investing activities of approximately NT$289.2 million for the year ended December 31, 2010. Investments in 2011 comprised of purchases of design tools and other items and collateral provided to our foundry supplier.

Our net cash used in investing activities was approximately NT$289.2 million for the year ended December 31, 2010, compared to net cash used in investing activities of approximately NT$45.3 million for the year ended December 31, 2009. Investments in 2010 were comprised of purchases of design tools and other items and collateral provided to our foundry supplier.

Financing activities

Our net cash provided by financing activities was approximately NT$67.5 million (US$2.2 million) for the year ended December 31, 2011, compared to no net cash provided by financing activities for the year ended December 31, 2010. Our cash generated from financing activities in 2011 was primarily from issuance of ordinary shares upon exercise of employee stock options.

Our net cash provided by financing activities was zero for the year ended December 31, 2010, compared to net cash provided by financing activities of approximately NT$18.5 million for the year ended December 31, 2009.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2011:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	NT$	NT$	NT$		NT$		NT$
	(in thousands)

Operating leases	65,808	26,544	30,355		7,901		1,008

Capital leases	371	260	111		—		—

Pension	32,880	32,880	(a	)	(a	)	(a	)

Other long term liabilities	20,029	12,389	7,640		—		—

Contractual cash obligations	119,088	72,073	38,106		7,901		1,008

(a)	Our pension obligation after one year has not been estimated.

We increased long-term taxes payable of NT$11.1 million (US$0.4 million) related to uncertain tax positions as of December 31, 2011. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of tax audit.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Recent Accounting Pronouncements

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which are effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 19, “Fair Value Measurement”.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for the Company on a prospective basis as of January 1, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010. Early adoption is permitted. This guidance is effective for the Company for the year ending December 31, 2011. The Company has included these new disclosures, as applicable, in Note 4, “Business Acquisition”.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption will have a material impact on the Company’s results of operations, financial position or cash flows.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. This guidance must be applied retroactively and is effective for fiscal years beginning after December 15, 2011. Earlier application is permitted. The Company is currently evaluating which presentation option it will elect, but the adoption of these provisions will have no effect on its results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Earlier adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company’s results of operations, financial condition or cash flows.

Trend Information

2011 represented the second year of recovery for our business as improving global economic conditions bolstered our overall business performance. We benefited from the continuing increase in NAND flash supply with the introduction of new manufacturing facilities, the continuing move to finer manufacturing process geometries and more multi-level cell NAND including two- and three-bit per cell NAND flash. All of these factors have contributed to an improving supply of NAND flash in 2011 and has helped to lower the cost of NAND flash. With the improving affordability of NAND flash, demand for flash has increased and is now being adopted in a broader range of devices including smartphones, notebook and industrial PCs, tablets, networking equipment, consumer electronics and other devices. We continue to benefit from the increasing adoption and improving affordability of NAND flash as more of our controllers are being used for these devices. As a result, sales from our mobile storage product line increased by 55% in 2011. Within our controller business, card controller sales increased by 77% and USB flash drive controller sales increased 64%. 2011 also was the year that we began shipping our LTE transceiver products in volume to Samsung and generated material LTE transceiver revenue.

As we entered 2012, the industry trends that have favored our business and bolstered our growth in the past two years continue to provide strong tailwinds to our business. We believe that overall NAND flash supply growth will remain healthy in 2012, leading to lower cost of NAND flash and wider adoption of flash in the consumer, enterprise and industrial end-markets. Overall supply increase will continue to come from the migration to finer manufacturing process geometry, the increase in the mix of two- and three-bit MLC NAND flash, and the continuing build-out and expansion of the three new 300mm NAND flash manufacturing facilities in Singapore, Japan and South Korea. We believe the secular trend of incorporating NAND flash memory into a broader range of devices including mobile phones, tablets, PCs, consumer electronics, industrial and enterprise storage applications will continue to drive strong overall demand for NAND flash and the controllers required to manage storage devices using NAND flash for these devices. Separately, we expect the overall LTE market is expected to grow rapidly in 2012, which support strong growth for Samsung LTE phones and our LTE transceivers

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

Name	Age	Position
James Chow	62	Chairman of the Board
Wallace C. Kou	53	President, Chief Executive Officer and Director
Henry Chen	46	Director
Tsung-Ming Chung	63	Director
Kenneth Kuan-Ming Lin	59	Director
Lien-Chun Liu	55	Director
Yung-Chien Wang	49	Director
Riyadh Lai	43	Chief Financial Officer
Frank Chang	46	VP of R&D, Mobile Storage
Ken Chen	51	VP of Operations
Nelson Duann	43	VP of Product Marketing, Mobile Storage and Multimedia SoCs
Sangwoo Han	43	Senior VP and General Manager, Mobile Communications
John (Chun-O) Kim	51	VP of Sales, Mobile Communications
Arthur Yeh	51	VP of Sales, Mobile Storage and Multimedia SoCs

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

Mr. Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow has been the Chairman of Concord Financial Co., Ltd. since 1993. Concord Financial Co., Ltd. is an investment holding company and was one of our significant shareholders. Mr. Chow received an MBA from Columbia University.

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

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung is the Chairman of Dynapack International Technology Corp, a leading provider of battery packs for notebook PCs and tablets. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. Mr. Chung has been a trustee and audit committee member of the Taiwan Greater China Fund, Inc., an NYSE-listed closed-end investment company, since 2006. He is also a director at Far East International Bank and Taiwan Cellular Corp. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University.

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

Riyadh Lai, Chief Financial Officer

Mr. Lai joined us in April 2007 from ING Corporate Finance, Asia, where he was the Head of the Technology Group. Previously, he was also an investment banker at Morgan Stanley and ABN AMRO and finance manager at PepsiCo in Hong Kong and New York. Mr. Lai has over a decade of financial management and M&A transaction experience. He holds a BA degree in Economics from Georgetown University and an MBA from New York University.

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

Nelson Duann, VP of Product Marketing, Mobile Storage and Multimedia SoCs

Mr. Duann became our Vice President in charge of our mobile storage and multimedia SoC product marketing in September 2010. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has almost 15 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems Inc., focusing on UltraSPARC micro Processor projects. He holds an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

Sangwoo Han, Senior VP and General Manager, Mobile Communications

Mr. Han became the General Manager of our Mobile Communications product line in July 2008. He was formerly the Chief Technology Officer at FCI, a company that we acquired in April 2007. Mr. Han joined FCI in 2003 and had been in charge of product design, development, production and marketing. In 1997, he co-founded RF Solutions Inc. in Atlanta, Georgia, which is now the Anadigics Wireless LAN Center of Excellence. Mr. Han received a BS in Electrical Engineering from Carnegie-Mellon University, an MS in Electrical Engineering from the University of Pennsylvania, and a PhD in Electrical Engineering from the Georgia Institute of Technology.

John (Chun-O) Kim, VP of Sales, Mobile Communications

Mr. Kim became the Vice President of our Mobile Communications product line in July 2008. He was formerly the Vice President of Sales at FCI, a company that we acquired in April 2007. Mr. Kim joined FCI in 2006 and had previously served in management positions at Hewlett-Packard’s semiconductor division (now Avago Technologies) and as a CEO of a private company. Mr. Kim has over 16 years of semiconductor sales leadership experience, including managing marketing strategies, product promotions and sales activities. He received an MS in Electrical Engineering from Ajou University, Korea.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, the aggregate compensation to our directors and senior executive officers was approximately NT$62.9 million (US$2.1 million). In 2011, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 144,000 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the Plan will not exceed 40,000,000 shares, inclusive of ordinary shares issuable upon exercise of awards previously granted under the Silicon Motion, Inc. Guidelines for Issuance and Subscription of Employee Stock Option, which options we have, subject to the consent of the respective option-holders, agreed to assume in the share exchange.

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

Amendments to Plan in 2009 and 2010. In 2009, our board of directors amended the Plan to (i) increase the authorized shares to 40,000,000 as discussed above and (ii) allow certain unilateral amendments to outstanding options and RSU grants. Shareholder approval for such amendments was not required under Cayman law and we used the home-country exemption for foreign private issuers under Nasdaq rules to effect such amendments without a shareholder vote. In 2009, the Company cancelled 1,221,875 RSUs. There were no changes to outstanding options in 2009. In 2010, the Company exchanged 4,369 thousand stock options for 3,785 thousand new stock options with a similar value.

Future amendments and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the Plan at any time. Unless sooner terminated by the board of directors, the Plan will terminate pursuant to its terms on April 22, 2015.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2009	2010	2011

Management and administration	99	94	98
Operations	20	19	22
Research and development	364	350	388
Sales and marketing	146	124	134

Total	629	587	642

As of December 31, 2011, we had 642 total employees, including 388 in Taiwan, 26 in the United States, 111 in China, 112 in Korea, and 5 in Japan. 493 of our total employees are engineers.

We do not have any collective bargaining arrangements with our employees and consider our relations with our employees to be good.

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

There were 129,551,704 of our ordinary shares outstanding as of March 31, 2012. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012, less otherwise indicated in the footnotes, by:

•	each of our directors and officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow(1)	2,387,546	1.84
Wallace C. Kou(2)	3,804,394	2.94
Henry Chen(3)	56,280	*
Tsung-Ming Chung(4)	56,280	*
Kenneth Kuan-Ming Lin(5)	30,000	*
Lien-Chun Liu(6)	156,280	*
Yung-Chien Wang(7)	770,674	*
Riyadh Lai(8)	1,809,900	1.40
Frank Chang(9)	636,640	*
Ken Chen(10)	486,049	*
Nelson Duann(11)	110,000	*
Sangwoo Han(12)	263,276	*
John (Chun-O) Kim(13)	162,436	*
Arthur Yeh(14)	376,624	*

*	Less than one percent
(1)	Represents 2,361,266 shares owned by Mr. Chow and 26,280 shares that Mr. Chow has the right to acquire within the next 60 days upon the exercise of options. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 3,249,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 520,200 shares that Mr. Kou has the right to acquire upon the exercise of RSUs or options.
(3)	Represents 30,000 shares owned by Mr. Chen and 26,280 shares that Mr. Chen has the right to acquire within the next 60 days upon the exercise of options.
(4)	Represents 30,000 shares owned by Mr. Chung and 26,280 shares that Mr. Chung has the right to acquire within the next 60 days upon the exercise of options.
(5)	Represents 30,000 shares owned by Mr. Lin.
(6)	Represents 130,000 shares owned by Ms. Liu and 26,280 shares that Ms. Liu has the right to acquire within the next 60 days upon the exercise of options.
(7)	Represents 744,394 shares owned by Mr. Wang and 26,280 shares that Mr. Wang has the right to acquire within the next 60 days upon the exercise of options.
(8)	Represents 356,000 shares owned by Mr. Lai, 829,600 shares owned by his spouse, 384,300 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs and 240,000 shares that his spouse has the right to acquire within the next 60 days upon the exercise of options.
(9)	Represents 636,640 shares owned by Mr. Chang.
(10)	Represents 480,324 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(11)	Represents 110,000 shares owned by Mr. Duann.
(12)	Represents 263,276 shares owned by Mr. Han.
(13)	Represents 162,436 shares owned by Mr. Kim.
(14)	Represents 376,624 shares owned by Mr. Yeh.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2012, there were 129,551,704 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2012, we had 32,221,628 ADSs, representing 128,886,512 ordinary shares.

The table in Item 6 above includes information known to us regarding those shareholders that beneficially own significant amounts of our ordinary shares. No shareholder is a “major shareholder,” owning 5% or more of our shares. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred between January 1, 2011 and April 20, 2012.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-31 of this annual report.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims.

In 2006, FCI joined with other technology companies and invested in the Pangyo Silicon Park Construction Project Cooperative (“Pangyo Cooperative”) in Korea. In July 2010, FCI, TLi Inc. (“TLI”), OCI Materials Co., Ltd (“OCI”) and other companies withdrew from the Pangyo Cooperative and forfeited 10% of their total investment. FCI believes its loss was caused by bad will actions taken by TLI. In December 2011, FCI and OCI together filed a complaint against TLI at the Suwon District Court in Korea and expect court pleadings to begin in May 2012.

Policy on Dividend Distributions

Pursuant to the laws and regulations of the ROC and the Articles of Incorporation of SMI Taiwan, our subsidiary in Taiwan must make appropriations from annual earnings to a non-distributable reserve which could affect our ability to pay cash or stock dividends, if any. The Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from above a to c as special reserve when necessary;

e.	Cash or stock bonus to employees at 0.01% of any remaining earnings after the above reserves have been appropriated, based on a resolution of the board of directors. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low sales prices of our ADSs on Nasdaq since 2007 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2007	29.00	15.60
2008	20.61	1.99
2009	4.48	1.90
2010	6.50	2.64
2011	21.60	4.14

	Price per ADS (US$)
	High	Low
Quarterly:
First Quarter, 2010	4.78	2.64
Second Quarter, 2010	6.50	4.50
Third Quarter, 2010	6.00	4.20
Fourth Quarter, 2010	5.80	3.83
First Quarter, 2011	9.50	4.14
Second Quarter, 2011	13.44	7.90
Third Quarter, 2011	14.00	8.36
Fourth Quarter, 2011	21.60	10.56
First Quarter, 2012	24.98	16.65

Monthly
November 2011	20.49	15.36
December 2011	21.60	18.04
January 2012	23.70	20.53
February 2012	24.98	17.60
March 2012	21.50	16.65
April 2012 (through April 19)	22.20	18.02

ITEM 10.	ADDITIONAL INFORMATION

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

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or ordinary shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq Stock Market is a qualified exchange. The ordinary shares may not be eligible for mark-to-market treatment under the foregoing rule even if the ADSs otherwise satisfy the applicable requirement.

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

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.

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

Foreign currency risk. Although a majority of our revenues and expenses are denominated in U.S. dollars, our operational headquarters are in Taiwan and we report our financial results in NT dollars. We are therefore exposed to adverse and beneficial movements in foreign currency rates, which result in foreign exchange gains or losses that affect our results of operations. For the year ended December 31, 2009, 2010 and 2011, we had foreign exchange losses of NT$88.9 million, foreign exchange losses of NT$358.3 million, and foreign exchange gain of NT$167.4 million (US$5.5 million), respectively. As of December 31, 2011, more than 99% of our accounts payable and other payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 88% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2011, most of our sales were quoted in U.S. dollars. In 2011, approximately 72% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2011, our operating income would have increased or decreased, as the case may be, by approximately 9%, assuming all other factors remained constant. We do not utilize foreign exchange derivatives contracts to protect against the changes in foreign exchange rates. See “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2011, the aggregate carrying value of these investments on our balance sheet was NT$5.4 million (US$0.2 million). We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary and recorded impairment loss of NT$8.6 million, NT$7.3 million, and nil in 2009, 2010 and 2011, respectively.

As of December 31, 2011, we also had NT$90.2 million (US$3.0 million) of short-term investments in bond funds that invest in Taiwan government and Taiwan investment grade corporate bonds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2011, we received from our depositary bank a reimbursement of US$0.5 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2011 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2011, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 25, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 25, 2012

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee and an independent director, is a “financial expert” under Nasdaq and SEC rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq Stock Market. A copy of our code of ethics has been filed with the SEC as Exhibit 11.1 to our annual report on Form 20-F filed on June 30, 2006. For further information, see our Code of Ethics posted on our website (www.siliconmotion.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2010 and 2011. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2010	2011
	NT$	NT$
	(in thousands)
Audit Fees(1)	19,641	19,706
Audit-Related Fees(2)	—	—
Tax Fees(3)	3,570	5,728
All Other Fees(4)	—	—
Total	23,211	25,434

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2010 or 2011.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2010 or 2011.

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

In 2011 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and believe that we are currently in compliance with Nasdaq corporate governance practices.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-2 through F-31.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Second Amended and Restated Silicon Motion Technology Corporation Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 of the company’s Form 20-F for the year ended December 31, 2009, filed June 25, 2010).

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

Exhibit Number	Description

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, FCI, Inc. (“FCI”) and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

8.1*	List of Subsidiaries

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*	Consent of Deloitte & Touche

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/S/ WALLACE C. KOU

Wallace C. Kou, President and Chief Executive Officer

Date: April 25, 2012

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 25, 2012

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2010	2011
	NT$	NT$	US$ (Note 3)
ASSETS
Current Assets
Cash and cash equivalents	1,569,792	2,687,746	88,792
Short-term investments	41,200	90,237	2,981
Notes and accounts receivable, net	810,842	1,174,469	38,800
Inventories	698,581	917,937	30,325
Restricted assets-current	200,732	460,052	15,198
Deferred income tax assets, net	48,891	32,630	1,078
Prepaid expenses and other current assets	40,295	74,087	2,448

Total current assets	3,410,333	5,437,158	179,622
Long-term investments	5,399	5,399	178
Property and equipment, net	743,028	748,751	24,736
Deferred income tax assets, net	162,738	111,340	3,678
Goodwill	1,168,807	1,173,546	38,769
Intangible assets, net	23,088	—	—
Other assets	91,143	112,193	3,707

Total assets	5,604,536	7,588,387	250,690

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	330,065	635,782	21,005
Income tax payable	37,605	100,097	3,307
Current portion of long-term payable	31,525	12,389	409
Accrued expenses and other current liabilities	409,650	545,371	18,016

Total current liabilities	808,845	1,293,639	42,737
Long-term payable, net of current portion	5,373	7,640	252
Other long-term liabilities	63,886	86,312	2,852

Total liabilities	878,104	1,387,591	45,841

Commitments and Contingencies (Note 17)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 117,139 thousand shares in 2010 and 124,572 thousand shares in 2011	37,191	39,647	1,310
Additional paid-in capital	4,775,392	5,104,881	168,645
Accumulated other comprehensive income (loss)	69,216	(9,797)	(324)
Retained Earnings (Accumulated deficit)	(155,367)	1,066,065	35,218

Total shareholders’ equity	4,726,432	6,200,796	204,849

Total liabilities and shareholders’ equity	5,604,536	7,588,387	250,690

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
NET SALES	2,893,230	4,177,250	6,603,424	218,151
COST OF SALES	1,702,808	2,219,634	3,415,861	112,846

GROSS PROFIT	1,190,422	1,957,616	3,187,563	105,305

OPERATING EXPENSES
Research and development	1,122,491	1,054,194	1,194,647	39,466
Sales and marketing	395,985	389,065	428,563	14,158
General and administrative	464,688	305,613	333,724	11,025
Amortization of intangible assets	192,391	69,244	23,088	763
Gain from settlement of litigation	—	(46,941)	—	—
Impairment of goodwill and long-lived assets	1,236,549	—	—	—

Total operating expenses	3,412,104	1,771,175	1,980,022	65,412

OPERATING INCOME (LOSS)	(2,221,682)	186,441	1,207,541	39,893

NON-OPERATING INCOME (EXPENSES)
Gain on sales of short-term investments	233	59	292	10
Dividend income	—	356	—	—
Interest income	22,088	11,287	17,686	584
Foreign exchange gain (loss), net	(88,949)	(358,292)	167,438	5,531
Impairment of long-term investments	(8,630)	(7,272)	—	—
Interest expense	(3,486)	(3,103)	(2,217)	(73)
Other income (loss), net	(1,988)	(3,712)	398	13

Total non-operating income (loss)	(80,732)	(360,677)	183,597	6,065

INCOME (LOSS) BEFORE INCOME TAX	(2,302,414)	(174,236)	1,391,138	45,958
INCOME TAX EXPENSE (BENEFIT)	6,784	(18,869)	169,706	5,606

NET INCOME (LOSS)	(2,309,198)	(155,367)	1,221,432	40,352

EARNINGS (LOSS) PER ORDINARY SHARE:
Basic	(20.86)	(1.34)	9.92	0.33

Diluted	(20.86)	(1.34)	9.44	0.31

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	110,694	116,159	123,082	123,082

Diluted (Thousands)	110,694	116,159	129,370	129,370

EARNINGS (LOSS) PER ADS (one ADS equals four ordinary shares):
Basic	(83.45)	(5.35)	39.69	1.31

Diluted	(83.45)	(5.35)	37.77	1.25

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	27,673	29,040	30,771	30,771

Diluted (Thousands)	27,673	29,040	32,343	32,343

The accompanying notes are an integral part of the consolidated financial statements

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (accumulated	Treasury	Total Shareholders’
	Shares	Amount	Capital	Income (Loss)	deficit)	Stock	Equity
	(thousands)	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2009	109,049	42,352	5,546,008	(166,055)	2,555,150	(1,687,865)	6,289,590
Net loss	—	—	—	—	(2,309,198)	—	(2,309,198)
Deferred pension loss	—	—	—	(124)	—	—	(124)
Foreign currency translation adjustments	—	—	—	59,734	—	—	59,734

Total comprehensive loss	—	—	—	—	—	—	(2,249,588)
Stock-based compensation expenses	—	—	446,463	—	—	—	446,463
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	3,229	1,054	26,223	—	—	—	27,277
Treasury stock retired	—	(7,858)	(977,674)	—	(702,333)	1,687,865	—

BALANCE, DECEMBER 31, 2009	112,278	35,548	5,041,020	(106,445)	(456,381)	—	4,513,742
Net loss	—	—	—	—	(155,367)	—	(155,367)
Deferred pension loss	—	—	—	(1,986)	—	—	(1,986)
Foreign currency translation adjustments	—	—	—	177,647	—	—	177,647

Total comprehensive income	—	—	—	—	—	—	20,294
Stock-based compensation expenses	—	—	191,128	—	—	—	191,128
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	4,861	1,643	(375)	—	—	—	1,268
Transfer of additional paid-in capital to eliminate accumulated deficit from prior years	—	—	(456,381)	—	456,381	—	—

BALANCE, DECEMBER 31, 2010	117,139	37,191	4,775,392	69,216	(155,367)	—	4,726,432
Net income	—	—	—	—	1,221,432	—	1,221,432
Deferred pension gain	—	—	—	2,305	—	—	2,305
Foreign currency translation adjustments	—	—	—	(81,318)	—	—	(81,318)

Total comprehensive income	—	—	—	—	—	—	1,142,419
Stock-based compensation expenses	—	—	261,031	—	—	—	261,031
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	7,433	2,456	68,458	—	—	—	70,914

BALANCE, DECEMBER 31, 2011	124,572	39,647	5,104,881	(9,797)	1,066,065	—	6,200,796

	Ordinary Share		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (accumulated	Total Shareholders’
	Shares	Amount	Capital	Income (Loss)	deficit)	Equity
	(thousands)	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2011	117,139	1,229	157,760	2,287	(5,134)	156,142
Net income	—	—	—	—	40,352	40,352
Deferred pension gain	—	—	—	76		76
Foreign currency translation adjustments	—	—	—	(2,687)	—	(2,687)

Total comprehensive income	—	—	—	—	—	37,741
Stock-based compensation expenses	—	—	8,623	—	—	8,623
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	7,433	81	2,262	—	—	2,343

BALANCE, DECEMBER 31, 2011	124,572	1,310	168,645	(324)	35,218	204,849

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(2,309,198)	(155,367)	1,221,432	40,352
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	163,129	150,672	164,058	5,420
Amortization of intangible assets	192,391	69,244	23,088	763
Impairment of goodwill and long-lived assets	1,236,549	—	—	—
Gain on sales of short-term investments	(233)	(59)	(292)	(10)
Impairment of long-term investments	8,630	7,272	—	—
Stock-based compensation	446,463	191,128	261,031	8,623
Loss on disposal of property and equipment	12,937	533	(18)	(1)
Deferred income taxes	51,878	(4,990)	67,661	2,235
Deferred rent	(79)	44	(44)	(1)
Changes in operating assets and liabilities:
Short-term investments	91,585	(19,988)	(48,745)	(1,610)
Notes and accounts receivable	494,729	(300,832)	(363,626)	(12,013)
Inventories	180,830	(240,845)	(219,356)	(7,247)
Prepaid expenses and other current assets	(23,246)	57,456	(33,795)	(1,116)
Other assets	(7,429)	(12,180)	(17,781)	(587)
Notes and accounts payable	(54,292)	5,415	305,718	10,100
Accrued expenses and other current liabilities	(4,160)	3,185	135,719	4,484
Income tax payable	(173,858)	(1,050)	62,492	2,064
Other liabilities	17,301	(28,221)	4,797	157

Net cash provided by (used in) operating activities	323,927	(278,583)	1,562,339	51,613

CASH FLOWS FROM INVESTING ACTIVITIES
Return of capital from long-term investments	25,849	3,017	—	—
Business acquisition-net of cash and cash equivalents acquired	—	—	(21,189)	(700)
Purchase of property and equipment	(99,480)	(137,087)	(144,316)	(4,768)
Changes in restricted assets	28,325	(155,124)	(262,578)	(8,674)
Proceeds from disposal of property and equipment	7	—	—	—

Net cash used in investing activities	(45,299)	(289,194)	(428,083)	(14,142)

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Thousands)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	—	—	67,456	2,228
Proceed from government grants	25,967	—	—	—
Proceeds from long-term debt and payable	150	—	—	—
Repayment of long-term debt and payable	(7,646)	—	—	—

Net cash provided by financing activities	18,471	—	67,456	2,228

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	297,099	(567,777)	1,201,712	39,699
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	67,544	185,985	(83,758)	(2,767)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,586,941	1,951,584	1,569,792	51,860

CASH AND CASH EQUIVALENTS, END OF YEAR	1,951,584	1,569,792	2,687,746	88,792

SUPPLEMENTAL INFORMATION
Exercise of stock option in lieu of offsetting accrued bonuses	29,507	4,298	—	—

Interest paid	535	20	13	—

Income taxes paid	129,296	12,999	29,189	964

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Significant parts of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI Taiwan”), a wholly-owned subsidiary of SMTC, located in Taiwan and FCI, Inc. (“FCI”), a wholly-owned subsidiary of SMTC, located in Korea. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company has three major product lines: mobile storage, mobile communications, and multimedia SoC. The mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. The mobile communications business is composed of mobile TV IC solutions, and handset transceivers. The multimedia SoC business is composed primarily of embedded graphics processors.

The Company acquired SMI Taiwan in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, the Company acquired FCI, a leading designer of RF ICs for mobile TV and wireless communications based in South Korea. The Company established SMI BV in the Netherlands in 2011 with the purpose of expanding its business activities in Europe, as well as providing supervisory, financing, legal support, accounting services and shareholding for the Company’s businesses in other parts of the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries, except for FCI which the Company owns over 99.9%. All significant intercompany balances and transactions have been eliminated upon consolidation.

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

The Company sells semiconductor solutions to leading module makers, OEMs and ODMs worldwide. The Company provides high performance flash memory storage controllers to companies such as Micron, Samsung, Sony, Transcend, and Netcom. The Company is a leading supplier of controllers used in flash memory, cards, and USB flash drivers. The multimedia SoCs are used for thin clients, office and factory automation, industrial PCs, and other applications by companies such as Advantech, Siemens, ThinNetworks, and Toshiba-TEC. The Company provides the innovative mobile communications ICs to LG, Pantech, Samsung, and other companies. The Company had one customer in 2009 and 2011, and two customers in 2010 that accounted for 10% or more of our sales. The Company’s top ten customers in 2009, 2010 and 2011 accounted for approximately 54%, 56% and 64% of net sales.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on discounted cash flow, or other valuation techniques. Long-term investments are privately-held companies where there is no readily determinable market value and are recorded using the cost method, since the cost of obtaining verifiable fair value is unreasonably high. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded for that period. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that assets or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — Use unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Use observable inputs other than Level 1 prices such as quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

See Note 19, “Fair Value Measurement”, for the related disclosure.

Cash Equivalents

The Company considers all highly liquid investments with maturities within three months from the date of purchase to be cash equivalents.

Short-term Investments

The Company invests its excess cash in bond funds and uses the average cost method when determining their cost basis. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are initially recognized at fair value, with subsequent changes in fair value recorded in earnings as unrealized gains and losses.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, work in process and finished goods. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses.

Long-term Investments

The Company has long-term investments in companies that it does not exercise significant influence and accounts for these investments under the cost method. Management regularly evaluates financial information related to these investments to determine whether an other than temporary decline in their value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. Management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in other income and expense.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2009, 2010 and 2011 was approximately NT$163,129 thousand, NT$150,672 thousand and NT$164,058 thousand (US$5,420 thousand), respectively.

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

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 11, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2010 and 2011.

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducts its annual impairment test of goodwill on November 30. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 11, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2010 and 2011.

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

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$381 thousand, NT$1,490 thousand and NT$5 thousand (US$0.2 thousand) in 2009, 2010 and 2011.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2009, 2010 and 2011, the Company did not experience significant costs associated with warranty returns.

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

The Company utilizes a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Under Taiwan tax regulations, the current year’s earnings, on an after tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related earnings are generated.

The Taiwan government enacted the Alternative Minimum Tax Act (“the AMT Act”), which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

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

Functional Currency and Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the New Taiwan dollars. The functional currency of each one of the Company’s subsidiaries is the local currency of the respective entity. Accordingly, the financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. The resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income.

On January 1, 2012, the Company changed the functional currency of SMI Taiwan, its largest operating subsidiary, from the New Taiwan dollars to the U.S. dollar based on an evaluation of economic facts and circumstances and functional currency analysis prescribed in ASC 830. As a result of SMI Taiwan’s functional currency change, the Company changed its reporting currency from the New Taiwan dollar to the U.S. dollar.

In 2005, at the time of the Company’s IPO, the Company determined that SMI Taiwan’s functional currency was the New Taiwan Dollars and this determination was used consistently until the Company believed significant and permanent changes in economic facts and circumstances warrant a change in functional currency. Since the business profile and activities of SMI Taiwan had changed significantly and permanently, the Company re-evaluated the functional currency of SMI Taiwan based on recent economic facts and circumstances, including analysis prescribed in ASC 830, and determined that the US Dollar had become the functional currency of SMI Taiwan.

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of income. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2009, 2010 and 2011:

	Year Ended December 31, 2009			Year Ended December 31, 2010
	NT$			NT$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	(168,272)	2,217	(166,055)	(108,538)	2,093	(106,445)
Current-period change	59,734	(124)	59,610	177,647	(1,986)	175,661

Ending balance	(108,538)	2,093	(106,445)	69,109	107	69,216

	Year Ended December 31, 2011
	NT$			US$ (Note 3)
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	69,109	107	69,216	2,283	4	2,287
Current-period change	(81,318)	2,305	(79,013)	(2,687)	76	(2,611)

Ending balance	(12,209)	2,412	(9,797)	(404)	80	(324)

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

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units was 6,288 thousand shares (1,572 thousand ADSs) for the year ended December 31, 2011. The antidilutive employee stock options and restricted stock units excluded were 3,044 thousand shares and 4,637 thousand shares for the years ended December 31, 2009 and December 31, 2010, respectively.

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

Recent Accounting Pronouncements

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which are effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 19, “Fair Value Measurement”.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for the Company on a prospective basis as of January 1, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010. Early adoption is permitted. This guidance is effective for the Company for the year ending December 31, 2011. The Company has included these new disclosures, as applicable, in Note 4, “Business Acquisition”.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption will have a material impact on the Company’s results of operations, financial position or cash flows.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. This guidance must be applied retroactively and is effective for fiscal years beginning after December 15, 2011. Earlier application is permitted. The Company is currently evaluating which presentation option it will elect, but the adoption of these provisions will have no effect on its results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Earlier adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company’s results of operations, financial condition or cash flows.

3. US DOLLAR AMOUNTS

The Company used New Taiwan dollars as the reporting currency. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars at the exchange rate set forth in the statistical release of the Federal Reserve Board, which was NT$30.27 to US$1 on December 30, 2011. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

4. BUSINESS ACQUISITION

On October 25, 2011, FCI acquired the majority of the operating assets and employees of BTL System, Inc. (“BTL”), a Korea mobile TV-related software and module company. The aggregate purchase price was NT$21,189 thousands (US$700 thousand) in cash. Goodwill arising from the acquisition was NT$4,843 thousands (US$160 thousand).

The following table summarizes the estimated fair values of the assets acquired assumed at the date of acquisition based on third-party asset valuations:

	NT$	US$
Property and equipment	1,816	60
Software	14,530	480
Goodwill	4,843	160

Total assets acquired	21,189	700

Of the total assets acquired, NT$14,530 thousand (US$480 thousand) of software have a weighted-average useful life of approximately 4 years.

The Company is not materially impacted by the acquisition of BTL and therefore has not presented pro forma results of operations. The operating results of BTL have been included in the Company’s operations beginning October 25, 2011. The amounts of net sales and net loss of BTL since the acquisition date was nil and NT$4,074 thousand (US$135 thousand) for the year ended December 31, 2011.

5. CASH

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)

Cash and deposits in bank	1,005,524	894,545	29,552

Time deposits	564,268	1,793,201	59,240

	1,569,792	2,687,746	88,792

6. SHORT-TERM INVESTMENTS

The Company classified certain short-term investments as trading securities in 2009, 2010 and 2011. Realized gains on sales of these short-term investments were NT$233 thousand, NT$59 thousand and NT$292 thousand (US$10 thousand) for the years ended December 31, 2009, 2010 and 2011, respectively.

7. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)

Notes receivable	58,598	35,600	1,176

Trade accounts receivable	903,009	1,301,097	42,983

	961,607	1,336,697	44,159

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)

Allowance for doubtful accounts	(90,830)	(80,190)	(2,649)

Allowance for sales returns and discounts	(59,935)	(82,038)	(2,710)

	810,842	1,174,469	38,800

The changes in the allowances are summarized as follows:

	0000000	0000000	0000000	0000000
	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)

Allowances for doubtful accounts

Balance, beginning of year	180,045	97,784	90,830	3,001

Additions (reversals) charged to expense	35,336	(1,518)	(10,617)	(351)

Write-offs	(117,597)	(5,436)	(23)	(1)

Balance, end of year	97,784	90,830	80,190	2,649

	0000000	0000000	0000000	0000000
	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)

Allowances for sales returns and discounts

Balance, beginning of year	35,793	57,986	59,935	1,980

Additions	114,962	80,727	120,014	3,965

Write-offs	(92,769)	(78,778)	(97,911)	(3,235)

Balance, end of year	57,986	59,935	82,038	2,710

8. INVENTORIES

The components of inventories are as follows:

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
Finished goods	197,913	109,504	3,618
Work in process	365,628	483,483	15,972
Raw materials	135,040	324,950	10,735

	698,581	917,937	30,325

The Company wrote down NT$214,404 thousand, NT$44,180 thousand and NT$140,623 thousand (US$4,646 thousand) in 2009, 2010 and 2011, respectively, for estimated obsolete or unmarketable inventory.

9. LONG-TERM INVESTMENTS

As of December 31, 2010 and 2011, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of	December 31
	Ownership	2010	2011
		NT$	NT$	US$
				(Note 3)
Cost method:
Cashido Corp. (Cashido)	2.1%	3,142	3,142	104
Vastview Technology, Corp. (Vastview)	3.9%	2,257	2,257	74
Spright Co., Ltd. (Spright)	—	—	—	—

		5,399	5,399	178

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices.

In December 2005, the Company invested in the common stock of Spright. Spright, formally known as Flash Media Corp., was established to market, distribute, and manufacture flash memory storage devices. In May 2010, the Company recognized an impairment loss of NT$4,100 thousand relating to the liquidation of Spright. Spright distributed cash in the amount of NT$3,017 thousand as a return of capital to the Company in 2010.

In December 2006 and February 2007, the Company invested NT$108,949 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In September 2009, Vastview reduced 70% of its share capital and distributed NT$25,849 thousand to the Company. In March and December 2010, the Company recognized an impairment loss of NT$2,301 thousand and NT$871 thousand, respectively, in its investment in Vastview.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as circumstances warrant. For the years ended December 31, 2009 and 2010, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts at Spright and Vastview indicated that the Company’s investments were not recoverable within a reasonable period of time. Accordingly, the Company believed that the impairments were other than temporary and recorded an impairment charge of NT$8,630 thousand, NT$7,272 thousand and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

10. PROPERTIES AND EQUIPMENT

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
Cost:
Land	134,118	134,118	4,431
Buildings	394,881	404,659	13,368
Machinery and equipment	211,364	272,277	8,995
Furniture and fixtures	97,670	104,473	3,451
Leasehold and buildings improvement	83,711	91,926	3,037
Software	475,591	557,510	18,418

Total	1,397,335	1,564,963	51,700

Accumulated depreciation:
Buildings	29,208	37,980	1,255
Machinery and equipment	152,692	191,687	6,332
Furniture and fixtures	72,474	81,566	2,694
Leasehold and buildings improvement	54,268	67,144	2,218
Software	345,665	440,176	14,542

	654,307	818,553	27,041
Prepayment and construction in progress	—	2,341	77

	743,028	748,751	24,736

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the leased land and building as of December 31, 2011 was NT$18,259 thousand (US$603 thousand) and NT$6,558 thousand (US$217 thousand), respectively. The lessee renewed the three year operating lease with the Company in March 2012. Annual rental income from the lease is about NT$1,322 thousand each year.

11. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 are as follows:

	December 31
	2010				2011
	NT$				NT$				US$ (Note 3)
	Cost	Accumu- lated Impair- ment	Accumu- lated Amortiza- tion	Net Carrying Amount	Cost	Accumu- lated Impair- ment	Accumu- lated Amortiza- tion	Net Carrying Amount	Cost	Accumu- lated Impair- ment	Accumu- lated Amortiza- tion	Net Carrying Amount
Core technology	507,560	(171,139)	(336,421)	—	507,560	(171,139)	(336,421)	—	16,768	(5,654)	(11,114)	—
Customer relationship	277,056	—	(253,968)	23,088	277,056	—	(277,056)	—	9,153	—	(9,153)	—
Order backlog	41,367	—	(41,367)	—	41,367	—	(41,367)	—	1,366	—	(1,366)	—

Total	825,983	(171,139)	(631,756)	23,088	825,983	(171,139)	(654,844)	—	27,287	(5,654)	(21,633)	—

Our fiscal 2009 impairment test included an evaluation of long-lived assets used in our mobile communication reporting unit. These assets included customer relationships, core technology and property, plant and equipment. These assets were acquired in 2007. The carrying value of the assets was compared to the fair value and impairment was recorded if the carrying value exceeded fair value. The fair values of core technology and customer relationship were determined using the discounted cash flows method. The fair value of property and equipment and other assets primarily represented replacement costs adjusted to reflect the impact of physical deterioration as well as applicable functional or economic obsolescence. The impairment charge related to long-lived assets totaled NT$217,189 thousand and is comprised of core technology NT$171,139 thousand, property and equipment NT$27,943 thousand and other assets NT$18,107 thousand. The impairment charge was mainly attributable to the weaker than expected financial performance due to the economic recession in Korea, technology transitions and the push out of growth opportunities. No impairment losses were recognized in 2010 and 2011.

Amortization expense of acquisition-related intangible assets was NT$192,391 thousand, NT$69,244 thousand and NT$23,088 thousand (US$763 thousand) for the years ended December 31, 2009, 2010 and 2011, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed its annual impairment test on November 30. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 was NT$2,186,760 thousand. As a result of the goodwill impairment test conducted on November 30, 2009, the Company determined that the carrying amounts for the mobile communication unit exceeded its fair value and recorded a goodwill impairment charge of NT$1,019,360 thousand in the fourth quarter of 2009. The impairment charge was mainly attributable to the reporting unit’s weaker than expected financial performance due to the economic recession in Korea, technology transitions and the push out of growth opportunities. Our fiscal 2010 and 2011 impairment test concluded there were no impairment. In October 2011, the Company purchased BTL’s assets and assumed NT$4,871 thousand (US$161 thousand) of goodwill. Total goodwill was NT$1,168,807 thousand and NT$1,173,546 thousand (US$38,769 thousand) as of December 31, 2010 and 2011, respectively.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
Wages and bonus	126,990	286,607	9,468
Research and development payable	76,107	79,708	2,633
License fees and royalties	64,471	41,856	1,383
Professional fees	39,158	38,241	1,263
Accrued customer incentives	65,351	4,126	136
Others	37,573	94,833	3,133

	409,650	545,371	18,016

13. PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. The Company made monthly contributions and recognized pension costs of NT$15,091 thousand, NT$16,205 thousand and NT$17,918 thousand (US$592 thousand) for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2010 and 2011, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2012 to be NT$1,636 thousand (US$54 thousand) which was determined based on 2% of estimated salaries in 2012.

Starting in 2010, the Company provides a defined benefit pension plan to the employees of FCI in Korea with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets and accordingly, FCI invests in principal and interest guaranteed products. The pension plan assets as of December 31, 2011 consist primarily of insurance company guaranteed interest contracts and bank fixed deposits.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rate, expected return on plan assets, compensation increase, employee mortality and turnover rates. The Company reviewed its actuarial assumptions at the measurement date on December 31 every year. The effect of modifications to assumptions is recorded in accumulated other comprehensive loss and amortized to net periodic cost over future periods using the corridor method. The company believes that assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. Independent actuaries perform the required calculations to determine expense in accordance with U.S. GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized into earnings over future periods. The net periodic costs are recognized as employees render services necessary to earn the benefits.

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2010	2011
	NT$	NT$	US$ (Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	15,601	32,231	1,065
Service cost	11,088	11,771	389
Interest cost	455	1,190	39
Actuarial loss	3,672	1,537	51
Benefits paid	(1,605)	(2,596)	(86)
Transferred from accrued severance benefit	3,020	—	—

Projected benefit obligation at end of year	32,231	44,133	1,458

Change in plan assets
Fair value of plan assets at beginning of year	19,842	30,077	994
Actual return on plan assets	417	847	28
Employer contributions	10,223	12,795	423
Benefits paid	(405)	(2,056)	(68)

Fair value of plan assets at end of year	30,077	41,663	1,377

Reconciliation of funded status
Funded status	(2,154)	(2,470)	(81)

Amounts recognized as an other asset	12,279	23,268	769

Amounts recognized as other long-term liabilities	(14,433)	(25,738)	(850)

Net gain	(128)	(2,432)	(80)
Transition obligation	21	20	1

Total recognized in accumulated other comprehensive income	(107)	(2,412)	(79)

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
Service cost	39	11,088	11,771	389
Interest cost	346	455	1,190	39
Projected return on plan assets	(472)	(414)	(882)	(29)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(25)	(10)	30	1

Net periodic benefit cost	(112)	11,119	12,109	400

Other changes in plan assets and benefit obligation recognized in other comprehensive income (loss):

	2010	2011
	NT$	NT$	US$ (Note 3)

Recognize the decrease (increase) in net gain	1,976	(2,333)	(77)
Amortization of net gain	11	29	1
Amortization of net transition obligation	(1)	(1)	—

Total recognized in accumulated other comprehensive income (loss)	1,986	(2,305)	(76)

The actuarial assumptions to determine the benefit obligations were as follows:

	2009	2010		2011
Weighted-average assumptions used to determine benefit obligations:

	Taiwan	Taiwan	Korea	Taiwan	Korea
Discount rate	2.00%	1.75%	6.20%	1.75%	5.40%
Rate of compensation increase	3.75%	4.00%	7.00%	4.25%	7.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	2.00%	1.75%	6.20%	1.75%	5.40%
Expected long-term return on plan assets	2.00%	2.00%	5.50%	2.00%	4.30%
Rate of compensation increase	3.75%	4.00%	7.00%	4.25%	7.00%

14. INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
Current	(45,094)	(13,879)	102,046	3,371
Deferred	51,878	(4,990)	67,660	2,235

Income tax expense (benefit)	6,784	(18,869)	169,706	5,606

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
Domestic	(1,729,580)	(211,763)	(260,360)	(8,601)
Foreign entities
SMI Taiwan	(194,151)	170,227	1,252,234	41,369
FCI	(294,079)	(150,863)	369,314	12,201
SMI USA	(19,272)	48,870	26,915	889
Others	(65,332)	(30,707)	3,035	100

	(2,302,414)	(174,236)	1,391,138	45,958

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
Cayman statutory rate	—	—	—	—
Tax on pretax income at statutory rate	181	14,449	228,897	7,562
Tax-exempt income	—	(37,294)	(102,695)	(3,393)
Permanent differences	—	7,909	56,202	1,857
Temporary differences	(37,478)	79,583	(18,184)	(601)
Alternative minimum tax	235	27,457	82,800	2,735
Income tax (10%) on undistributed earnings	—	5,383	67,238	2,221
Net changes in income tax credit	(161,127)	(144,031)	8,420	278

(Continued)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
Net changes in valuation allowance of deferred income tax assets	256,100	62,846	(51,504)	(1,702)
Net operating loss carryforwards	(79,534)	12,431	10,091	334
Liabilities related to unrealized tax benefits	50,424	(49,164)	(21,752)	(719)
Adjustment of prior years’ taxes and others	(22,017)	1,562	(89,807)	(2,966)

Income tax expense (benefit)	6,784	(18,869)	169,706	5,606

Deferred income tax assets are as follows:

	December 31
	2010	2011
	NT$	NT$	US$ (Note 3)
Current:
Notes and accounts receivable	43,936	42,570	1,406
Stock-based compensation	11,308	20,892	690
Allowance for sales return	5,553	7,599	251
Inventory reserve	49	21,279	703
Foreign currency translation	24,245	2,881	95
Investment tax credits	48,218	75,318	2,488
Others	(18,229)	9,529	315
Valuation allowance	(66,189)	(147,438)	(4,870)

	48,891	32,630	1,078

Non-current:
Inventory reserve	42,085	22,114	731
Property and equipment	22,298	26,488	875
Investment tax credits	321,182	295,062	9,748
Net operating loss carryforwards	237,940	193,822	6,403
Others	42,334	(14,246)	(471)
Valuation allowance	(503,101)	(411,900)	(13,608)

	162,738	111,340	3,678

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased by NT$18,633 thousand and decreased by NT$9,952 thousand (US$329 thousand) for the years ended December 31, 2010 and 2011, respectively. The decrease in valuation allowance is primarily due to the Company being able to generate more taxable income in the future to utilize operating loss carryforwards and research and development credits before they expire. As of December 31, 2011, SMI Taiwan had unused research and development tax credits of NT$183,843 thousand (US$6,073 thousand) which will expire in 2012 to 2013. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2006 and January 1, 2010.

As of December 31, 2011, FCI had unused research and development tax credits of approximately NT$77,384 thousand (US$2,556 thousand) which will expire in 2013 to 2016.

As of December 31, 2011, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately NT$165,257 thousand (US$5,459 thousand). If not utilized, the federal net operating loss carryforwards will expire in 2021.

As of December 31, 2011, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately NT$66,227 thousand (US$2,189 thousand) and NT$42,926 thousand (US$1,418 thousand), respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2021 while the state tax credit carryforward has no expiration date.

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2010	2011
	NT$	NT$	US$ (Note 3)

Balance, beginning of year	321,164	184,067	6,081

Increases in tax positions taken in current year	7,729	22,830	754

Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(144,826)	(121,222)	(4,005)

Balance, end of year	184,067	85,675	2,830

At December 31, 2011, the Company had NT$85,675 thousand (US$2,830 thousand) of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2009, 2010 and 2011, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately NT$2,681 thousand, NT$2,579 thousand and NT$14,365 thousand (US$475 thousand), respectively. The total amount of accrued interest and penalties recognized as of December 31, 2010 and 2011 was NT$9,079 thousand and NT$23,598 thousand (US$ 780 thousand), respectively. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2011:

Tax Jurisdiction	Tax Years

SMI Taiwan	2006 and onward

FCI	2006 and onward

SMI USA	2007 onward

15. SHAREHOLDERS’ EQUITY

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, SMI Taiwan, the Company’s largest subsidiary, must make appropriations from annual earnings to non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. SMI Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from above a to c as special reserve when necessary;

e.	Cash or stock bonus to employees at 0.01% of any remaining earnings after the above reserves have been appropriated, based on a resolution of the board of directors. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval;

Transfer of Additional Paid-in Capital

As of December 31, 2009, the accumulated deficit amounted to NT$456,381 thousand. Pursuant to Section 34 of the Cayman Companies Law and the Articles of Incorporation of the Company, amounts standing to the credit of the Company’s share premium account may be applied as determined by the Company and the board of the directors to pay off prior year losses. On October 20, 2010, the board of directors resolved that an amount of NT$456,381 thousand standing to the credit of the Company’s share premium account be applied to eliminate the accumulated deficit from prior years. Accordingly, transfer of additional paid-in capital in the amount of NT$456,381 thousand to eliminate accumulated deficit from prior years was reflected in the consolidated statement of changes in shareholders’ equity and comprehensive income for the year ended December 31, 2010.

Share Repurchase Program

On March 12 and August 13, 2008, our Board of Directors approved share buyback plans to repurchase up to US$80 million of the Company’s ADSs during the period from March 12, 2008 to August 14, 2010. The program does not obligate the Company to acquire any particular amount of ADS and the program may be modified or suspended at any time at the Company’s discretion. All the treasury stock under this share repurchase program was retired in August 2009.

In the year ended December 31, 2008, the Company repurchased 6.2 million of ADSs for a total cost of US$54.3 million. The weighted average purchase price per ADS repurchased was US$8.76. The Company did not repurchase any ADSs in the years ended December 31, 2009 and 2010.

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

At December 31, 2009, the Company’s Compensation Committee approved the acceleration of 858 thousand restricted stock units. There is no remaining requisite service periods on these restricted stock units and as a result of modifications, the expense that would have been recognized over the remaining vesting period was accelerated. The amount of the accelerated restricted stock units expense was NT$ 23,132 thousand which was recorded in the Company’s fourth quarter 2009 financial results. No incremental compensation cost resulted from this modification.

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

In April 2010, the Company’s Board of Directors and Compensation Committee approved an employee stock option exchange program that required certain employees to exchange eligible stock options for a lesser number of new stock options that have approximately the same fair values as the options surrendered. Eligible options included stock options granted between August 17, 2005 and July 31, 2008 that had an exercised price above $1.85. In 2010, 4,369 thousand eligible stock options were exchanged for 3,785 thousand new stock options granted. The new stock options have an exercise price of $1.47, which was equal to the market price of the Company’s ordinary share on April 26, 2010, the date eligible stock options were surrendered and new stock options granted. The new stock options were issued under the 2005 Plan and are subject to its terms and conditions. The new stock options will continue to vest according to the original vesting schedule. Using the Black-Scholes option pricing model, we determined that the fair value of the surrendered stock options on a grant-by-grant basis was approximately equal, as of the date of the exchange, to the fair value of the new stock options granted, resulting in insignificant incremental share-based compensation.

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan, and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)

Available for grant at January 1, 2009	9,695
Authorized	15,000
Restricted stock units granted	(13,014)
Option and restricted stock units forfeited/canceled	2,211

Available for grant at December 31, 2009	13,892
Restricted stock units granted	(3,817)
Option and restricted stock units forfeited	2,244

Available for grant at December 31, 2010	12,319
Restricted stock units granted	(6,387)
Option and restricted stock units forfeited	574

Available for grant at December 31, 2011	6,506

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2011	3,511	1.46
Options forfeited	(82)	1.46
Options exercised	(1,580)	1.45

Outstanding at December 31, 2011	1,849	1.47	4.14

Options Vested and expected to vest after December 31, 2011	1,849	1.47	4.14

Options Exercisable at December 31, 2011	1,849	1.47	4.14

No stock options were granted in 2009, 2010 and 2011. The intrinsic value of options exercised, determined as of the date of option exercise, was nil, nil and NT$175,476 thousand (US$5,797 thousand) in 2009, 2010 and 2011, respectively.

As of December 31, 2011, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were nil, nil and NT$67,456 thousand (US$2,228 thousand) for the years ended December 31, 2009, 2010 and 2011, respectively.

The related tax effect for stock-based compensation benefit (expense) were NT$(8,306) thousand, NT$(7,170) thousand, and NT$5,028 thousand (US$166 thousand) for 2009, 2010 and 2011, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2009, 2010 and 2011 was NT$51,956 thousand, NT$7,442 thousand and NT$14,934 thousand (US$493 thousand), respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

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

	Year Ended December 31
	2009	2010	2011

Expected dividend yield	—	—	—

Expected volatility	—	128.09%-138.10%	—

Risk free interest rate	—	2.60%	—

Expected life	—	0.0-1.26 years	—

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

Restricted Stock Units

A summary of the status of restricted stock units and changes during the year ended December 31, 2011 is as follows:

	Number of Nonvested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)

Nonvested at January 1, 2011	11,122	1.00

Restricted stock units granted	6,387	2.78

Restricted stock units vested	(5,853)	0.97

Restricted stock units forfeited	(492)	2.18

Nonvested at December 31, 2011	11,164	1.99	1.67

As of December 31, 2011, there was NT$427,703 thousand (US$14,130 thousand) of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
Cost of sales	24,445	5,911	7,489	247
Research and development	224,220	102,209	148,405	4,903
Sales and marketing	77,500	45,520	60,626	2,003
General and administrative	120,298	37,488	44,511	1,470

	446,463	191,128	261,031	8,623

17. COMMITMENTS AND CONTINGENCIES

In 2000, FCI entered into a government grant agreement with Korea’s Ministry of Knowledge Economy (“MKE”) to develop new technologies. The agreement requires FCI, in accordance with the Industrial Technology Development Operation Guideline (“Guideline”) issued by MKE, to repay 20-30% of funds received and accordingly the Company has recorded the repayment obligations as current and long-term payables. The remaining 70-80% of funds received in the amount of NT$127,404 thousand were recognized in periods when costs funded by the grant are incurred. If the project is unsuccessful, the agreement requires FCI to repay 100% of the funds received. As of December 31, 2011, FCI had thus far not been required to repay grant funds under the agreement with MKE and FCI has determined that no contingent liabilities were required as of December 31, 2010 and 2011 based on historical experience and assessed probability of project success. In addition, if projects are not successful and FCI is deemed to have conducted the project with due care, we believe it is reasonable that FCI will be released from its repayment obligations.

FCI provided their employees with collateral for personal loans by depositing at a designated bank NT$25,693 thousand and NT$26,132 thousand (US$863 thousand) at December 31, 2010 and 2011. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2017. The Company recognized rent expense for the years ended December 31, 2009, 2010 and 2011 of NT$43,838 thousand, NT$31,090 thousand and NT$44,355 thousand (US$1,465 thousand), respectively. The minimum operating lease payments expected under these leases as of December 31, 2011 were NT$26,544 thousand, NT$20,582 thousand, NT$9,773 thousand, NT$3,896 thousand, and NT$4,005 thousand for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of NT$27,977 thousand (US$854 thousand). The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims.

In 2006, FCI joined with other technology companies and invested in the Pangyo Silicon Park Construction Project Cooperative (“Pangyo Cooperative”) in Korea. In July 2010, FCI, TLi Inc. (“TLI”), OCI Materials Co., Ltd (“OCI”) and other companies withdrew from the Pangyo Cooperative and forfeited 10% of their total investment. FCI believes its loss was caused by bad will actions taken by TLI. In December 2011, FCI and OCI together filed a complaint against TLI at the Suwon District Court in Korea and expect court pleadings to begin in May 2012.

In connection with the settlements above, there is a reversal of related accounts payables of nil, NT$10,000 thousand and nil in 2009, 2010 and 2011.

18. SEGMENT INFORMATION

The Company designs, develops and markets high performance, low-power semiconductor products for the multimedia consumer electronics market. The Company currently operates as one reportable segment. The chief operating decision maker is the Chief Executive Officer.

Net sales by categories:

	Year Ended December 31
Product	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)

Mobile Storage	1,802,982	2,911,576	4,513,670	149,114
Mobile Communications	727,798	780,012	1,665,284	55,014
Multimedia SoCs	350,822	444,366	398,524	13,166
Other products	11,628	41,296	25,946	857

	2,893,230	4,177,250	6,603,424	218,151

Net sales by geographic area are presented based upon the customer’s bill-to location:

	Year Ended December 31
Country	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)
Taiwan	1,044,315	1,585,134	1,806,379	59,676
United States	211,894	433,800	754,101	24,912
Japan	40,917	73,648	81,789	2,702
Korea	927,870	946,053	2,319,058	76,612
China	474,470	949,274	1,445,743	47,762
Others	193,764	189,341	196,354	6,487

	2,893,230	4,177,250	6,603,424	218,151

Long-lived assets (property and equipment, net) by geographic area were as follows:

	December 31
Country	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)

Taiwan	592,933	553,875	524,358	17,323
United States	5,934	2,951	2,758	91
Korea	30,690	59,785	90,246	2,981
China	143,661	126,417	131,389	4,341

	773,218	743,028	748,751	24,736

19. Fair Value Measurement

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. For the years ended December 31, 2010 and 2011, none of the Company’s assets measured on a recurring basis was determined by using observable inputs other than level 1.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2010 and 2011:

December 31, 2010

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
Assets
Short-term investments — trading
Bond funds	41,200	—	—	41,200

December 31, 2011

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
Assets
Short-term investments — trading
Bond funds	90,237	—	—	90,237

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the year ended December 31, 2010 (nil in 2011) and please refer to Note 2, “Summary of Significant Accounting Policy” and Note 11, “Goodwill and Acquired Intangible Assets” for the significant assumption were used.

December 31, 2010

	December 31, 2010	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$
Long-term investments cost method	5,399	—	—	5,399	(7,272)

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. The fair values of assets without quoted market price are determined based on management judgment with the best available information. The impairment charge was determined based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets at year end.