Form 20-F
period 2012-12-31
Silicon Motion Technology CORP
filed 2013-04-30
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 130,040,340, ordinary shares as of December 31, 2012, US$0.01 par value per share.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Nasdaq” are to the Nasdaq Stock Market;

•	“NT dollar,” “NT dollar” or “NT$” are to New Taiwan dollar, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demand, market adoption of new technologies and general economic conditions;

•	our ability to successfully develop, introduce and sell innovative, new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Effective January 1, 2012, we changed the reporting currency of our consolidated financial statements from the NT dollar to the U.S. dollar because of a change in the functional currency of our largest subsidiary, SMI Taiwan. The business profile of SMI Taiwan had changed because the primary factors affecting business are now international in nature and the majority of cash flow are now U.S. dollar denominated. We believe that this change provides greater alignment of our reporting currency with our most significant functional currency and underlying financial performance. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	175,980	88,540	132,793	223,845	281,370
Cost of sales	92,712	52,173	70,605	115,806	149,650

Gross profit	83,268	36,367	62,188	108,039	131,720
Operating expenses (income):
Research and development	34,404	34,354	33,772	40,501	50,975
Sales and marketing	11,738	12,108	11,936	14,537	15,919
General and administrative	21,290	14,221	9,652	11,323	12,156
Amortization of intangible assets	5,846	5,784	2,081	694	—
Impairment of goodwill and long-lived assets(1)	—	37,398	—	—	—
Gain from settlement of litigation(2)	—	—	(1,273)	—	—

Total operating expenses	73,278	103,865	56,168	67,055	79,050

Operating income (loss)	9,990	(67,498)	6,020	40,984	52,670

Total non-operating income (loss)	2,748	(2,495)	(11,777)	6,232	1,664
Income (Loss) before income taxes	12,738	(69,993)	(5,757)	47,216	54,334
Income tax expense (benefit)	2,763	242	(519)	5,747	7,116

Net income (loss)	9,975	(70,235)	(5,238)	41,469	47,218

Weighted average shares outstanding:
Basic	124,080	110,694	116,159	123,082	129,259

Diluted	125,304	110,694	116,159	129,370	134,504

Earnings (Loss) per share:
Basic	0.08	(0.63)	(0.05)	0.34	0.37

Diluted	0.08	(0.63)	(0.05)	0.32	0.35

Earnings (Loss) per ADS(3):
Basic	0.32	(2.54)	(0.18)	1.35	1.46

Diluted	0.32	(2.54)	(0.18)	1.28	1.40

(1)	Impairment of goodwill and long-lived assets relating to FCI and Centronix acquisitions.
(2)	Gain from favorable settlements of litigation with Advanced Semiconductor Engineering Inc. in 2010.
(3)	Each ADS represents four ordinary shares. We did not pay any dividends on our ordinary shares or ADS during the above periods.

	As of December 31,
	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	48,382	61,006	53,889	88,763	154,734
Other current assets	60,084	36,167	63,211	90,817	103,678
Working capital	76,519	72,634	89,333	136,856	202,015
Long-term investments	1,536	491	185	178	178
Property and equipment, net	27,801	24,171	25,507	24,728	23,386
Goodwill and intangible assets, net	79,733	38,077	35,996	35,458	35,472
Other non-current assets	8,627	8,153	8,716	7,382	4,298
Total assets	226,163	168,065	187,504	247,326	321,746
Total liabilities	35,216	28,315	30,143	45,826	59,480
Total shareholders’ equity	190,947	139,750	157,361	201,500	262,266

Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	88,941	9,456	(11,987)	54,261	69,236
Net cash provided by (used in) investing activities	(48,243)	(1,486)	(9,894)	(13,947)	(4,749)
Net cash provided by (used in) financing activities	(35,064)	556	—	2,294	224
Depreciation and amortization	4,769	5,011	4,775	5,580	5,881
Capital expenditures	(18,621)	(3,053)	(4,339)	(4,916)	(4,280)

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

Economic recessions and downturns in the semiconductor industry and the worldwide economy can adversely affect our operating results and stock price in a material manner.

We operate primarily in the semiconductor industry, which is cyclical and has, experienced significant downturns, most recently in connection with the global economic downturn of 2008 and 2009. Any financial crisis or downturn, such as that in 2008-2009, could create significant volatility and uncertainty within the industries in which we participate and could disrupt traditional notions of cyclicality within such industries. As such, the scope, extent and nature of such periods of downturns may vary drastically worldwide and affect volatility of market demand for our products. These downturns are frequently characterized by decreases in product demand, production overcapacity, excess inventories and accelerated erosion of selling prices. These factors could cause substantial fluctuations in our revenue and results of operations. In addition, during these downturns, manufacturers of components, specifically NAND flash components that are used in our customers’ products, may choose to reduce their output and reduce availability of NAND flash components to our customers, which would lead to reduced demand for our controller products. Furthermore, during these downturns some competitors may become more aggressive in their pricing practices, which would adversely impact the prices of our competing products. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or our mobile storage and mobile communications markets to fully recover from downturns could negatively impact our revenue, business, financial condition and results of operations. The semiconductor foundry industry also periodically experiences increased demand which limits the availability of third-party foundry, assembly and testing capacity and may affect our ability to ship sufficient products to meet our customers’ purchase requests. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause large fluctuations in our stock price.

General worldwide economic conditions deteriorated significantly in 2008 and 2009. Although conditions in the semiconductor market in which we participate showed signs of stabilization and improvement in 2010 and 2011, if general global economic conditions deteriorate or do not improve, they could adversely affect the semiconductor market and make it extremely difficult for us, our customers, our vendors, and manufacturers of components that are used in our customers’ products to accurately forecast and plan future business activities. Furthermore, during challenging economic times, our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments. If that were to occur, we could be required to increase our allowance for doubtful accounts and our days sales outstanding for accounts receivable would be negatively impacted. Any future downturn may reduce our revenue or our revenue growth and result in our having excess inventory. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, either worldwide, or in the semiconductor industry. If the economy and the markets in which we operate do not improve from current conditions or if they deteriorate, our customers or potential customers could reduce or delay their purchases of our products, which would adversely impact our revenues, our ability to manage inventory levels and collect customer receivables, and ultimately, our profitability. In addition, we may record additional charges related to the restructuring of our business and the impairment of our goodwill and other long-lived assets, and our business, financial condition and results of operations may be materially and adversely affected.

Since we have limited visibility as to the sales volume by our customers of devices using our products, our ability to accurately forecast future demand for and sales of our products is limited.

We sell our ICs to original equipment manufacturers (“OEMs”) and module makers that integrate our products into their devices. We have limited visibility as to the volume of our products that our OEM, ODM and module maker customers are selling to their customers or carrying in their inventory. If our customers procure less than expected amounts of other primary components used in their products, specifically NAND flash components, experience a slowing of products sold through to their end customers, or have excess inventory, our sales orders from customers will likely slow down, which would adversely impact our future sales and inventory.

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

In April 2007 we completed the acquisition of FCI, Inc. (“FCI”), a privately-held Korea-based fabless IC company focused on mobile TV and wireless communications RF applications in November 2007 we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. and in October 2011 we acquired select assets of BTL Systems, Inc. The products from our FCI, Centronix and BTL acquisitions comprise our mobile communications product line. In the fourth quarter of 2009, we determined that goodwill and certain long-lived assets relating to our mobile communication product line were impaired and took an impairment charge of US$37.4 million. See “We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate” below. Risks arising from these or other future acquisitions could include among other things:

•	our ability to accurately assess the business and prospects of an acquisition or the anticipated benefits of an acquisition;

•	delays in or failure to complete the development and application of the acquired technologies or products;

•	timing of the rollout and adoption of mobile TV services and standards globally;

•	our ability to successfully integrate acquired technologies, operations and personnel;

•	failure to achieve projected results of an acquisition;

•	disruption of our ongoing business;

•	diversion of management and employees’ attention from other business activities;

•	risks associated with entering into a geographic region or business market in which we have little or no prior experience and specifically managing personnel in these regions;

•	difficulties in establishing and maintaining uniform standards, controls, policies and procedures;

•	deficiencies in the internal control of any acquired company resulting in a material weakness in our overall internal control;

•	our ability to recover costs of the acquisition or investment;

•	amortization expenses and large and immediate write-offs;

•	impairment charges related to goodwill or other assets;

•	negative impact on our relationships with customers, suppliers or contractors;

•	loss of key employees of an acquired business; and

•	potentially dilutive issuance of equity securities.

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

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 41%, 51% and 61% of our net revenue in 2010, 2011 and 2012, respectively. We had one customer in 2011 and 2012 and two customers in 2010 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2010, 2011 and 2012, Samsung Electronics (“Samsung”) was our largest customer and accounted for approximately 13%, 28% and 35% of our sales, respectively. In past years, sales to Samsung may have been significantly higher if indirect sales were included with direct sales. In 2010, 2011 and 2012, we do not believe there were indirect sales to Samsung.

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

We operate in rapidly changing industries, and our failure to anticipate and respond quickly to changing industry trends relating to technology, standards, and consumer demand could adversely affect our growth and profitability.

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

The products we develop and sell, especially those for flash memory storage solutions, are used for high volume applications and many of them are subject to rapid declines in average selling prices. Our average selling prices have historically decreased significantly, and we believe that it is possible they may also fall in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by our competitors, competitive pricing pressures and other factors. The consumer electronics market is extremely cost sensitive, which may result in rapidly declining average selling prices of electronic devices and components, such as those made by us, used in devices and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

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

Demand for our products are affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in consumer electronics, such as mobile phones, smartphones, tablets, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. Consumer electronic devices that use our components rapidly change as product capabilities are upgraded or new classes of products are introduced. Examples of these changes include displacement of feature phones by smartphones which result in declining demand for memory card used in feature phones, smartphones that are manufactured with largest capacity embedded memory which reduces the demand for memory cards, and tablets displacing notebook PCs which reduces the growth opportunity for SSDs used in PCs. Factors relating to economic, political and social instability could contribute to a slowdown in the demand for non-essential, consumer electronics as consumers delay purchasing decisions or reduce their discretionary spending.

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

We do not own or operate semiconductor fabrication facilities. Instead, we rely on third parties to manufacture our semiconductors. Three outside foundries, Taiwan Semiconductor Manufacturing Company (“TSMC”), Semiconductor Manufacturing International Corporation (“SMIC”) in China, and STMicroelectronics in Europe currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, availability of wafers and other raw materials, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

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

We believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries such as Taiwan, Korea, and China where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it could be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control transactions.

As of February 1, 2013, we have 287 patents and 727 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we have been engaged in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or which may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer(s) to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Legal Proceedings,” below.

In addition, any litigation to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of our management team.

Failure to achieve and maintain technological leadership in our various consumer electronics markets could erode our competitiveness and cause our profits to decrease.

The consumer electronics market and the semiconductor components used in such market are constantly changing with increased demand for improved features such as lower power or smaller size. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced semiconductor solutions on competitive terms. If we are unable to maintain the ability to provide advanced semiconductor solutions on competitive terms, some of our customers may buy semiconductor solutions from our competitors instead of us. To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. Furthermore, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our products until the consumer electronics market is ready to accept them. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in our operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory surplus and obsolescence. Our failure to do so could have a material and adverse effect on our operating results. Furthermore, failure to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others could erode our competitive position.

Development of new products may require us to obtain rights to use intellectual property that we currently do not have. If we are unable to obtain or license the necessary intellectual property on reasonable terms or at all, our product development may be delayed, the gross margins on our planned products may be lower than anticipated and our business and operating results would be materially and adversely affected.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the market place.

We face competition from a large number of competitors in each of our target markets. Our competitors in our mobile storage market include Alcor Micro, ITE, Phison, and Skymedi. For mobile communications products, the companies with whom we compete include GCT, I&C, Newport Media, and Raontech. We also face competition from our customers’ internal products and expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so.

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

We are required to perform testing for impairment losses relating to long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. Through our acquisitions of FCI and other assets, we acquired core technology, customer relationships, goodwill and other intangible assets. The carry value of goodwill relating to these acquisitions must be assessed for impairment at least on an annual basis. In November 2009, we recorded US$6.6 million of impairment charges relating to our long-lived assets. Additionally, in November 2009, as a result of our annual impairment assessment of the carrying value of goodwill, we determined that the goodwill balance was impaired, and wrote down the goodwill balance by US$30.8 million. As of December 31, 2012, we had goodwill associated with our acquisitions of US$35.5 million. Although we recorded an impairment on goodwill and other long-lived assets in 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods.

We have not made any passive investments in private companies since February 2007. If the companies in which we have invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in past years. These and future impairment charges could have a material impact on our operating results. In 2010, 2011 and 2012, we recorded impairment charges relating to our private company investments of US$0.2 million, nil and nil, respectively.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2012 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply-demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	announcements by us, our competitors, our customers, or their other suppliers of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•	the payment or non-payment of cash dividends in the future at the discretion of our board of directors;

•	the implementation, if at all, of the announced share repurchase program beginning in 2013;

•	announcements by us or our competitors of significant acquisitions or partnerships; and

•	actual or anticipated changes in the global economic outlook.

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

There can be no assurance that we will continue to declare cash dividends at all or in any particular amounts.

In January 2013, we announced the declaration of our first quarterly cash dividend. In April 2013, we announced the declaration of our second quarterly cash dividend. Future payment of a regular quarterly cash dividend on our common shares will be subject to, among other things, the best interests of our shareholders, our results of operations, cash balances and future cash requirements, financial condition, statutory requirements, and other factors that the board of directors may deem relevant. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

If we are characterized as a passive foreign investment company, U.S. Holders may experience adverse tax consequences.

Based on the present and projected composition of our income and valuation of our assets, we believe we are not currently classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will generally be classified as a PFIC for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. If we are characterized as a PFIC, U.S. Holders may experience adverse tax consequences. See “ITEM 10. ADDITIONAL INFORMATION-Taxation-United States Federal Income Taxation.”

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. We are headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Europe, Korea, and Taiwan. We generated 90%, 89% and 93% of our revenue in 2010, 2011 and 2012, respectively, from sales to customers outside the United States. International operations are subject to many other inherent risks, including but not limited to:

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

Although our reporting currency is the U.S. dollar, and the majority of our sales and cost of sales are denominated in the U.S. dollar, the majority of our operating expenses are denominated in the NT dollar, and to a lesser extent Korean won, Chinese renminbi, and U.S. dollar. The functional currency of our Korean operations is the Korean Won. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction and translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

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

While we also, through our acquisition of FCI, maintain substantive operations in Korea, our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, most of our foundries and assembly and testing suppliers such as TSMC, SMIC, Advanced Semiconductor Engineering Group (“ASE”), Siliconware Precision Industries Co., Ltd. (“SPIL”), Taiwan IC Packing Corp. (“TICP”), King Yuan Electronics Corp. (“KYEC), and Youngtek Electronics Corp. (“YTEC”) are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National People’s Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies or companies with significant business activities in Taiwan. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our ADSs.

We face substantial political risk associated from doing business in South Korea because of tensions in the political relationship between South Korea and North Korea.

Relations between South Korea and North Korea have been tense over most of South Korea’s history. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and ballistic missile capabilities and uncertainty regarding North Korea’s actions and possible responses from the international community. More recent concerns over North Korea’s nuclear and ballistic missile testing programs, hostile and threatened actions by North Korea against South Korea, North Korea’s leadership succession, and relations between the United States and North Korea, have created a global security issue that may adversely affect South Korean business and economic conditions. South Korea was not a signatory of the armistice agreement that ended the Korean War, and since no peace treaty was signed between South Korea and North Korea, the two countries are technically still at war. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events, including, without limitation, the effects, if any, of (i) the transition of the “Supreme Leader” to Kim Jong Un that began after the passing of

Kim Jong Il in 2011, (ii) recent increases to previously imposed UN sanctions on North Korea, (iii) the effects of the denial of access to South Koreans who manage jointly run factories in the North Korean city of Kaesong and (iv) the general increase in overtures and rhetoric by the North Korean government with respect to its nuclear capabilities and willingness to use such weapons as they see fit. We cannot give any assurance that the level of instability and tension in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. An adverse change in economic or political conditions in South Korea or North Korea or in South Korea’s relations with North Korea could have a material adverse effect on our South Korean subsidiary and our company.

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

History and Development of the Company

Silicon Motion Technology Corporation (“Silicon Motion”) is a corporation which was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”) in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired FCI, Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in South Korea. In 2011, we established SMI BV in the Netherlands with the purpose of expanding our business activities in Europe, as well as to provide supervisory, financing, legal support, accounting services and shareholding for our businesses in other parts of the world.

Our principal executive offices are located at 8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. The address of our United States subsidiary, Silicon Motion, Inc. is 1591 McCarthy Blvd., Milpitas, CA 95035. Our ADSs have been listed and traded on Nasdaq since June 2005.

Subsidiaries of the Company

Below is a list of subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
Silicon Motion Korea Ltd.	Korea
FCI, Inc.	Korea
SMI Beijing	China
SMI Shanghai	China
SMI Shenzhen	China
Silicon Motion K.K.	Japan
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
SMI BV	The Netherlands

Overview

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

We are a global leader and pioneer in developing microcontroller ICs for NAND flash storage devices and specialty RF ICs for mobile devices. Our products are widely used in many of the leading smartphones and other mobile devices in the market today. More NAND flash products, especially next generation flash, whether produced by Intel, Micron, Samsung, SanDisk, SK Hynix, and Toshiba, are supported by our controllers than any other company. We are an industry leader in supplying innovative controllers for managing the most advanced process geometry NAND flash and the latest generation Triple-Level Cell (“TLC”) flash. We are the leading merchant supplier of controllers for memory cards, USB flash drives, and eMMC embedded memory solutions. We are also a dedicated provider of 4G LTE transceivers for Samsung’s smartphone and tablets, as well as a leading provider of mobile TV SoCs. Our mobile storage products are marketed under the “SMI” brand and our mobile communications products the “FCI” brand.

We sell our semiconductor solutions to leading original equipment manufacturers (“OEMs”) and module makers worldwide. Our customers include industry leaders such as Micron, Samsung, Sony, SK Hynix, and Transcend. We sell our products through our direct sales force and distributors.

Industry Background

We operate in the semiconductor industry and primarily focus on designing and supplying: (i) controllers for managing NAND flash used in applications such as flash memory cards, USB flash drives, eMMC embedded memory, and Solid State Drives (“SSDs”), and (ii) specialty RF ICs used in smartphones and tablets such as LTE transceivers and mobile TV SoCs.

NAND Flash and Controllers

NAND flash is a type of non-volatile digital data storage technology that does not require power to retain data and has become the primary semiconductor technology for mass digital data storage. The benefits of NAND flash includes high data storage capacity at low cost per bit, fast data read and write access time, low operating power requirements, and is shock resistant. NAND flash is widely used for embedded and removable data storage in mobile consumer electronic devices such as smartphones, tablets, digital cameras, and notebook PCs and more recently is also being used in enterprise-grade equipment. The NAND flash market is large and has grown rapidly, and the leading suppliers of NAND flash are Intel, Micron, Samsung, SanDisk, SK Hynix, and Toshiba.

All NAND flash storage devices require a controller and almost all storage devices use a discrete controller IC. Key functions of a flash memory controller include:

•	managing the interfacing of the NAND flash in the flash memory storage product with the host device;

•	ensuring data reliability in NAND flash by detecting and correcting individual bit errors in the NAND flash caused by read/write disturbance and adjacent cell interference;

•	ensuring data integrity in a NAND flash by mapping bad blocks and preventing the bad blocks from being used for storing data;

•	maximizing the life of a NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalize the use of all the memory cells;

•	enhancing the sequential and random read and write performance of NAND flash by utilizing two-plane architecture, interleaving, or other technologies;

•	preventing data loss during sudden, unexpected host device power failures with advanced power cycling solutions;

•	implementing security features to protect software code, personal data and multimedia digital rights; and

•	ensuring that removable flash memory storage products are compatible with the widest possible universe of host devices.

We believe that our controllers are compatible with the majority of NAND flash currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Most of our controllers support two-bits per cell MLC and three-bits per cell MLC NAND flash, which is also known as Triple-Level Cell (“TLC”) NAND flash. Our controllers also support NAND flash designed and fabricated at all the primary process geometries, including the most advanced process geometries.

Mobile Devices and Specialty RF ICs

The RF IC industry is large and fragmented and encompasses several major markets, such as mobile connectivity, broadcast TV, and broadband data. Since major markets demand large supplies of standard solutions, these markets are intensively competitive and are dominated by large semiconductor companies with significant engineering, financial, intellectual property, and other resources. Within and outside of the traditional major markets are niche and customs solutions sub-markets. We have significant RF, analog, and mixed signal IC design expertise and experience relating to several key sub-markets:

•	LTE transceivers. Custom-designed LTE transceiver solutions specifically for Samsung for pairing with Samsung LTE baseband ICs;

•	Mobile TV SoCs. Tuner plus demodulator SoCs for DVB-T and ISDB-T digital mobile TV; and

•	CDMA EV-DO transceivers. Standard transceivers for pairing with VIA Telecom’s EV-DO baseband ICs.

Our Markets and Products

We design, develop and supply a portfolio of products that address two main markets, mobile storage and mobile communications. The following is a brief description of each of our markets.

Mobile Storage Products

Flash memory card controllers. We believe we offer the broadest line of high-performance controllers for all major flash memory card formats, including Compact Flash (“CF”), Secure Digital (“SD”) and Memory Stick (“MS”). For SD cards, we offer controllers for (i) different physical card sizes, such as SD card’s miniSD card and microSD card, (ii) different speed class, which refer to how quickly information can be read from, or written to, the card, including the faster UHS speed class for Secure Digital High Capacity (“SDHC”) and Secure Digital eXtended Capacity (“SDXC”) cards, (iii) different storage capacities, including higher-capacity cards, such as SDHC and SDXC, which also have faster speed and added capabilities. Smaller form factor cards are primarily used for smartphones and larger form factor cards are more often used in digital cameras.

USB flash drive controllers. USB flash drives are NAND flash memory data storage devices integrated with a standard USB interface, commonly high speed USB 2.0 and increasingly the newer USB3.0 with significantly faster read and write speed. USB flash drives are popular in computing and consumer electronics markets for the portable storage of files. Certain application software can be booted from a USB flash drive, such as a Windows 8 system from a USB flash drive that supports Windows to Go.

Embedded memory controllers. Embedded NAND flash-based storage devices, especially eMMC embedded memory, have become very common as memory solutions for smartphones, tablets, and other consumer electronics devices. We provide controllers for eMMC and its derivative multi-chip packages (“MCPs”) embedded memory, which combine NAND flash and mobile DRAM in an integrated solution. We also develop and supply controllers for other embedded memory solutions, such as those based on the USB flash drive and SD interface. In addition to providing commercial-grade embedded memory controllers to our customers, we also supply industrial-grade products.

SSD controllers and solutions. SSD is a next generation storage technology designed to replace or compliment hard disk drives. SSDs are potentially faster in terms of data read and write speed, are more durable and not prone to mechanical malfunction, more power efficient, generate less heat, and are quieter and smaller in form factor. We provide SATA 3.0 SSD controllers for both NAND-cache SSDs and full-size client SSDs. We also provide controllers for single-chip eSSDs and IDE/PATA disk-on-modules (“DOMs”), which are commonly used in industrial applications. In additional to controllers, we also offer our FerriSSD™, a very small single-chip SSD with standard SATA or PATA interface in BGA form factor that allows for easy integration of this embedded storage into industrial-grade or commercial-grade devices and applications.

Mobile Communications

Mobile TV SoCs. Our products include integrated mobile TV tuner plus demodulator SoCs for mobile phones and other portable devices. Our solutions are designed for many mobile TV broadcast standards, especially T-DMB for the Korean market and ISDB-T for the Japanese and South American markets.

Handset transceivers. We offer 3G CDMA EV-DO transceivers and 4G LTE transceivers. Our LTE transceivers are designed to specifically support Samsung LTE baseband solutions and our CDMA EV-DO transceivers are designed to specifically support VIA Telecom CDMA EV-DO baseband solutions. Our LTE transceivers are sold only to Samsung, while our EV-DO transceivers are available to all customers that use VIA Telecom EV-DO basebands.

Our Customers

We sell our semiconductor solutions to leading OEMs and module makers, worldwide. We provide our high performance flash memory storage controller to companies such as Netcom, Micron, Samsung, SK Hynix, Sony and Transcend. We are a leading supplier of controllers used in eMMC embedded memory and controllers used in flash memory cards sold bundled with smartphones manufactured by the handset industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and USB flash drives. We provide our innovative mobile communications ICs primarily to Samsung and LG.

Sales to our five largest customers represented approximately 41%, 51% and 61% of our net revenue in 2010, 2011 and 2012, respectively. We only had one customer in 2011 and 2012 and two customers in 2010 that accounted for 10% or more of our sales. The identities of our five largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2010, 2011 and 2012, Samsung was our largest customer and accounted for approximately 13%, 28% and 35% of our sales, respectively. In past years, sales to Samsung may have been significantly higher if indirect sales were included with direct sales. In 2010, 2011 and 2012, we do not believe there were indirect sales to Samsung.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 75% of our sales in 2010, 77% of our sales in 2011 and 82% of our sales in 2012 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors with locations throughout the world. We selected these distributors based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis, and product marketing. We seek to work with potential and existing customers early in their design process in order to best match our products to their needs, and more broadly, to ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our research and development, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as JEDEC and the SD Association for flash memory cards, helps us monitor the latest industry developments and promote our corporate profile. Our marketing group also works with our sales teams to identify new business opportunities.

We also have field application engineers, or FAEs, who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, digital, mixed-signal and RF IC design, and software engineering. As of February 1, 2013, we had 287 patents in China, Japan, Korea, Taiwan, and the United States and 727 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

We believe technology research and product development are essential to our growth. Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea, Shanghai and Shenzhen, China and Milpitas, California. Our facilities in Milpitas focus primarily on graphics products, our facilities in Seoul focus primarily on mobile communications products, our facilities in Hsinchu and Taipei focus primarily on mobile storage products, and our facilities in Shanghai and Shenzhen focus primarily on specific product requirements of our customers in China.

Our research and development expenses were approximately US$33.8 million, US$40.5 million and US$51.0 million for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Wafer fabrication. TSMC worldwide, SMIC in China, and STMicroelectronics in Europe are currently our primary foundries that manufacture most of our semiconductors. Our foundries in Taiwan, Singapore, China and Europe currently fabricate our devices using mature and stable CMOS process technology primarily with line-widths from 55 to 250 nanometers. We also rely on STMicroelectronics as our foundry for mobile communications products using Bi-CMOS process technology primarily with line-widths of 0.25 and 0.35 micron. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as ASE, SPIL, TICP, King Yuan, and YTEC in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

Our primary competitors in our mobile storage market include Alcor Micro, ITE, Phison, and Skymedi. For mobile communications products, the companies with whom we compete include GCT, I&C, Newport Media, and Raontech.

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

As of February 1, 2013, we held 287 patents in the United States, Taiwan, and other countries and have 727 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

In addition to these facilities in Taiwan, in 2008 we purchased a facility in Shanghai with an aggregate floor space of approximately 15,900 square feet. We lease facilities in Seoul, Korea; Shenzhen, and Beijing, China; Milpitas, California; and Yokohama, Japan for research and development, sales and marketing, and administration. These facilities in aggregate consist of approximately 59,400 square feet of floor space with lease terms expiring at various dates between 2013 and 2017.

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

General Information

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

We are a global leader and pioneer in developing microcontroller ICs for NAND flash storage devices and specialty RF ICs for mobile devices. Our products are widely used in many of the leading smartphones and other mobile devices in the market today. More NAND flash products, especially next generation flash, whether produced by Intel, Micron, Samsung, SanDisk, SK Hynix, and Toshiba, are supported by our controllers than any other company. We are an industry leader in supplying innovative controllers for managing the most advanced process geometry NAND flash and the latest generation Triple-Level Cell (“TLC”) flash. We are the leading merchant supplier of controllers for memory cards, USB flash drives, and eMMC embedded memory solutions. We are also a dedicated provider of 4G LTE transceivers for Samsung’s smartphone and tablets, as well as a leading provider of mobile TV SoCs.

We sell our semiconductor solutions to leading original equipment manufacturers (“OEMs”) and module makers worldwide. Our customers include industry leaders such as Micron, Samsung, Sony, SK Hynix, and Transcend. We sell our products through our direct sales force and distributors.

Our revenue growth and product mix has been constantly evolving due to continued technological advancement of solid state storage solutions using NAND flash and the introduction of new consumer electronics devices with more advanced capabilities. Historically, controllers for removable flash memory cards used in mobile phones and digital cameras provided the majority of our revenue. Recently, most of our revenue growth have come from controllers for SSDs and embedded memory, specifically eMMC embedded memory used in smartphones and tablets, as well as 4G LTE transceivers used in Samsung smartphones and tablets. We believe that over the next few years, as the market for devices using SSDs, embedded memory and LTE transceivers grow further, the majority of our revenue could come from these new growth products. We continue to focus on adapting our business to the changing end-markets for NAND flash memory and specialty RF IC solutions and aligning our resources accordingly. We have no assurance that our new growth products, principally our SSD and embedded memory controllers and solutions and LTE transceivers will grow consistently over the next few years, or at all.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. The semiconductors that we sell are mobile storage ICs and mobile communications ICs. Net sales generated by these product groups for the periods indicated are as follows:

	Year Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage(1)	92,265	69	152,838	68	202,093	72
Mobile Communications(2)	24,781	19	56,629	25	67,564	24
Other products(3)	15,747	12	14,378	7	11,713	4

Total	132,793	100	223,845	100	281,370	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, and embedded flash applications.
(2)	Includes mobile TV IC solutions and handset transceiver ICs.
(3)	Includes multimedia SoCs, demo boards, non-recurring engineering income and graphics processors.

For the years ended December 31, 2010, 2011 and 2012 we derived approximately 38%, 27%, and 26% respectively, of our net sales from customers located in Taiwan and approximately 10%, 11%, and 7% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2010	2011	2012
Country
Taiwan	38%	27%	26%
Korea	23%	35%	49%
China	23%	22%	13%
United States	10%	11%	7%
Others	6%	5%	5%

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2010	2011	2012
Currency
U.S. dollars	86%	89%	93%
NT dollars	13%	4%	—
Korean won	1%	7%	7%

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

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as smartphones, tablets, digital cameras, and desktop and notebook PCs, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand during year-end holiday seasons, and decreased net sales in the first half of each year. However, our rapid sales growth in recent years makes assessment of the impact of seasonal factors on our business difficult.

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance;

•	cost of raw materials; and

•	write-off of inventory.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. Our allowance for sales returns and discounts were approximately US$2.1 million, US$2.7 million and US$1.9 million in 2010, 2011 and 2012, respectively, representing approximately 1.0%, 1.2% and 0.7% of our gross sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, price protection allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. The amount of our reserve for price adjustments to distributors is minimal.

Allowance for doubtful accounts. We record an allowance for doubtful accounts based on our evaluation of the collectability of our accounts receivable. Normal payment terms are provided to customers and applied upon transfer of title. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable due from customers, we categorize accounts receivable and make provisions based on a percentage of each category. We determine these percentages by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers or economic conditions in general were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.

Our allowance for trade-related doubtful accounts were approximately US$3.1 million, US$2.6 million and US$1.6 million in 2010, 2011 and 2012, respectively, representing approximately 9.4%, 6.0% and 4.1% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down US$1.5 million, US$4.6 million and US$1.6 million in 2010, 2011 and 2012, respectively, for estimated obsolete or unmarketable inventory.

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

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. No impairment losses were recognized in 2010, 2011 and 2012.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s net assets at year end. During 2010, we recognized impairment losses of approximately US$0.2 million in long term investments in Spright Co., Ltd. and Vastview Technology Corp. as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that our investments were not recoverable within a reasonable period of time.

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

In 2010, 2011 and 2012, no impairment charges were recorded. The assessment was based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

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

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2010, 2011 and 2012 was US$6.0 million, US$2.7 million and US$3.5 million, respectively, excluding accrued interest and penalties. As of December 31, 2011 and 2012, US$0.8 million and US$1.3 million of interest and penalties were accrued. Fiscal years 2007 through 2012 remain subject to examination by the US Internal Revenue Service. Fiscal years 2007 through 2012 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 13 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2012.

Functional Currency. Based on an evaluation of economic facts and circumstances together with the functional currency analysis prescribed in ASC 830, on January 1, 2012, we changed the functional currency of our largest operating subsidiary, SMI Taiwan, from the NT dollar to the U.S. dollar. As a result of SMI Taiwan’s functional currency change, we changed its reporting currency from the NT dollar to the U.S. dollar.

In 2005, at the time of our IPO, we determined that SMI Taiwan’s functional currency was the NT dollar, and this determination was used consistently until we determined significant and permanent changes in economic facts and circumstances warranted a change in functional currency. Since the business profile and activities of SMI Taiwan had changed significantly and did not appear to be temporary, we re-evaluated the functional currency of SMI Taiwan based on recent economic facts and circumstances, including analysis prescribed in ASC 830, and determined that the U.S. dollar had become the functional currency of SMI Taiwan.

The business activities of SMI Taiwan have changed significantly since 2005. In the past, the majority of SMI Taiwan sales were to Taiwanese module maker customers; in 2012 the majority of SMI Taiwan sales were to international OEMs. We believe this trend is not temporary because a fast growing and increasingly large and material source of SMI Taiwan’s sales are from SSD and embedded memory products, and these products are predominately sold to international OEM customers. The significance of SMI Taiwan’s other products, primarily card and USB flash drive controller products, has been declining and will continue to decline due to the maturity of their markets, and a majority of these products are now sold to non-Taiwan-based customers. SMI Taiwan’s cash flow, sales price, sales markets, expenses, financing and intercompany transactions are now primarily U.S. dollar-based. Economic facts and circumstances, as well as functional currency analysis support our determination that the U.S. dollar has become the functional currency of SMI Taiwan as of January 1, 2012.

As from January 1, 2012, we have reported our consolidated results in U.S. dollars, and we have recasted our historical financial statements included in this Form 20-F from the NT dollar to the U.S. dollar. Items on our historical balance sheet and income statement were converted from the NT dollar to the U.S. dollars at the following rates:

	Balance Sheet (at year-end NT dollar to U.S. dollar rate)	Income Statement (at average NT dollar to U.S. dollar rate)
2008	32.80	31.42
2009	31.99	32.55
2010	29.13	31.56
2011	30.28	29.53

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Net sales	100.0%	100.0%	100.0%
Cost of sales	53.2	51.7	53.2

Gross profit	46.8	48.3	46.8

Operating expenses:
Research and development	25.4	18.1	18.1
Sales and marketing	9.0	6.5	5.7
General and administrative	7.3	5.1	4.3
Amortization of intangible assets	1.6	0.3	—
Gain from settlement of litigation	(1.0)	—	—

Total operating expenses	42.3	30.0	28.1

Operating income	4.5	18.3	18.7

Non-operating income (expenses):
Gain on sales of short-term investments	0.0	0.0	0.0
Unrealized holding gain (loss) on short-term investment	—	—	0.0
Interest income	0.3	0.3	0.5
Dividend income	0.0	—	0.0
Interest expense	(0.1)	(0.0)	(0.0)
Foreign exchange gain (loss), net	(8.8)	2.5	0.1
Impairment of long-term investment	(0.1)	—	—
Other income (loss), net	(0.1)	0.0	0.0

Total non-operating income (loss)	(8.8)	2.8	0.6

Income (loss) before income taxes	(4.3)	21.1	19.3
Income tax expense (benefit)	(0.4)	2.6	2.5

Net income (loss)	(3.9)%	18.5%	16.8%

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

Net sales.

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	152,838	68	202,093	72	49,255	32
Mobile communications	56,629	25	67,564	24	10,935	19
Other products	14,378	7	11,713	4	(2,665)	(19)

Net sales	223,845	100	281,370	100	57,525	26

Our net sales increased 26% year-over-year to approximately US$281.4 million in 2012, primarily because of increasing mobile storage and mobile communications sales.

Our mobile storage revenue increased 32% year-over-year primarily because of strong eMMC and card controller sales. Mobile communications revenue increased 19% because of strong LTE transceiver sales.

Gross profit.

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	108,039	48	131,720	47	23,681	22

Gross profit as a percentage of net sales decreased from 48% in 2011 to 47% in 2012 primarily because of lower card and USB flash drive gross margins. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue decreased from 50% in 2011 to 47% in 2012.

Research and development expenses.

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	21,522	10	26,423	9	4,901	23
Stock-based compensation	5,049	2	7,055	3	2,006	40
Other research and development	13,930	6	17,497	6	3,567	26

Research and development	40,501	18	50,975	18	10,474	26

Our research and development expenses increased 26% year-over-year to approximately US$51.0 million in 2012. Salary and benefits increased 23% year-over-year to approximately US$26.4 million, primarily because of higher headcount and compensation expenses in 2012. Stock-based compensation increased 40% year-over-year to approximately US$7.1 million, primarily because of higher cost of RSUs granted to employees in 2012. Other expenses increased 26% year-over-year to approximately US$17.5 million, primarily because of higher IC tape-out and other project expenses in 2012.

Sales and marketing expenses.

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	8,203	4	8,897	3	694	8
Stock-based compensation	2,060	1	2,494	1	434	21
Other sales and marketing	4,274	2	4,528	2	254	6

Sales and marketing	14,537	7	15,919	6	1,382	10

Our sales and marketing expenses increased 10% year-over-year to approximately US$15.9 million in 2012. Salary and benefits increased 8% year-over-year to approximately US$8.9 million, primarily because of the higher headcount and compensation expenses in 2012. Stock-based compensation increased 21% year-over-year to approximately US$2.5 million, primarily because of higher cost of RSUs granted to employees in 2012. Other sales and marketing expenses increased 6% year-over-year to approximately US$4.5 million primarily because of higher testing fees in 2012.

General and administrative expenses.

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	6,446	3	7,428	2	982	15
Stock-based compensation	1,514	1	1,878	1	364	24
Other general and administrative	3,363	1	2,850	1	(513)	(15)

General and administrative	11,323	5	12,156	4	833	7

Our general and administrative expenses increased 7% year-over-year to approximately US$12.2 million in 2012. Salary and benefits increased 15% year-over-year to approximately US$7.4 million, primarily because of higher compensation expenses in 2012. Stock-based compensation increased 24% year-over-year to approximately US$1.9 million, primarily because of higher cost of RSUs granted to employees in 2012.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	255	—	375	—	120	47
Research and development	5,049	2	7,055	3	2,006	40
Sales and marketing	2,060	1	2,494	1	434	21
General and administrative	1,514	1	1,878	1	364	24

Total stock-based compensation	8,878	4	11,802	5	2,924	33

Total stock-based compensation increased 33% primarily because of higher cost of RSUs granted to employees in 2012.

See Note 14 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Amortization of intangible assets	694	—	—	—	(694)	(100)

The intangible assets were fully amortized in 2011 and we had no amortization of intangible assets expenses in 2012.

Interest income. Our interest income increased to approximately US$1.4 million for the year ended December 31, 2012 from approximately US$0.6 million for the year ended December 31, 2011 because of higher levels of cash and cash equivalents.

Interest expense. Our interest expense decreased to approximately US$61 thousand for the year ended December 31, 2012 from approximately US$75 thousand for the year ended December 31, 2011 primarily because of smaller government R&D grants in 2012 compared with 2011.

Foreign exchange gain (loss). For the year ended December 31, 2012, we had a foreign exchange gain of US$0.4 million, compared with a foreign exchange gain of US$5.7 million for the year ended December 31, 2011. We do not presently engage in any hedging activities.

Income tax expense (benefit). Our income tax expense was approximately US$7.1 million for the year ended December 31, 2012 compared to an income tax expense of approximately US$5.7 million for the year ended December 31, 2011.

Net income (loss). Net income was approximately US$47.2 million for the year ended December 31, 2012 compare to a net income of approximately US$41.5 thousand million for the year ended December 31, 2011.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Net sales.

	Years Ended December 31
	2010		2011
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	92,265	69	152,838	68	60,573	66
Mobile communications	24,781	19	56,629	25	31,848	129
Other products	15,747	12	14,378	7	(1,369)	(9)

Net sales	132,793	100	223,845	100	91,052	69

Our net sales increased 69% year-over-year to approximately US$223.8 million in 2011 as total unit shipment for our products increased 48%.

Our mobile storage unit shipments increased 49% year-over-year due to better availability of NAND flash supply to our customers and strong demand for devices using our controllers. Mobile storage ASP increased 9% year-over-year. Our card controller revenue increased 77% year-over-year, USB flash drive controllers revenue increased 64% year-over-year due to stronger end demand and better availability of NAND flash components. Mobile communications revenue increased 129% largely because of improved sales of mobile TV ICs and LTE transceivers.

Gross profit.

	Years Ended December 31
	2010		2011
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	62,188	47	108,039	48	45,851	74

Gross profit as a percentage of net sales increased from 47% in 2010 to 48% in 2011 primarily because of increased sales of higher value-added, higher margin products. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue increased from 48% in 2010 to 50% in 2011.

Research and development expenses.

	Years Ended December 31
	2010		2011
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	15,992	12	21,522	10	5,530	35
Stock-based compensation	3,242	2	5,049	2	1,807	56
Other research and development	14,538	11	13,930	6	(608)	(4)

Research and development	33,772	25	40,501	18	6,729	20

Our research and development expenses increased 20% year-over-year to approximately US$40.5 million in 2011. Salary and benefits increased 35% year-over-year to approximately US$21.5 million, primarily because of higher headcount and compensation expenses in 2011. Stock-based compensation increased 56% year-over-year to approximately US$5.0 million, primarily because of higher cost of restricted stock units granted to employees in 2011. Other expenses decreased 4% year-over-year to approximately US$13.9 million, primarily because of lower IC tape-outs and other project expenses in 2011.

Sales and marketing expenses.

	Years Ended December 31
	2010		2011
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	6,274	5	8,203	4	1,929	31
Stock-based compensation	1,440	1	2,060	1	620	43
Other sales and marketing	4,222	3	4,274	2	52	1

Sales and marketing	11,936	9	14,537	7	2,601	22

Our sales and marketing expenses increased 22% year-over-year to approximately US$14.5 million in 2011. Salary and benefits increased 31% year-over-year to approximately US$8.2 million, primarily because of the higher headcount and compensation expenses in 2011. Stock-based compensation increased 43% year-over-year to approximately US$2.6 million, primarily because of higher cost of RSUs granted to employees in 2011. Other sales and marketing expenses increased 1% year-over-year to approximately US$4.3 million in 2011.

General and administrative expenses.

	Years Ended December 31
	2010		2011
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	5,352	4	6,446	3	1,094	20
Stock-based compensation	1,188	1	1,514	1	326	27
Other general and administrative	3,112	2	3,363	1	251	8

General and administrative	9,652	7	11,323	5	1,671	17

Our general and administrative expenses increased 17% year-over-year to approximately US$11.3 million in 2011. Salary and benefits increased 20% year-over-year to approximately US$6.4 million, primarily because of higher headcount and compensation expenses in 2011. Stock-based compensation increased 27% year-over-year to approximately US$1.5 million, primarily because of higher cost of RSUs granted to employees in 2011.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2010		2011
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	188	—	255	—	67	36
Research and development	3,242	2	5,049	2	1,807	56
Sales and marketing	1,440	1	2,060	1	620	43
General and administrative	1,188	1	1,514	1	326	27

Total stock-based compensation	6,058	4	8,878	4	2,820	47

Total stock-based compensation increased US$2.8 million primarily because of higher cost of RSUs granted to employees in 2011.

See Note 15 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2010		2011
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Amortization of intangible assets	2,081	2	694	—	(1,387)	(67)

Our amortization of intangible asset decreased 67% year-over-year to approximately US$0.7 million because amortization of intangible assets relating to our acquisitions of FCI and Centronix in April 2011.

Interest income. Our interest income increased to approximately US$0.6 million for the year ended December 31, 2011 from approximately US$0.4 million for the year ended December 31, 2010 because of higher levels of cash and cash equivalents.

Interest expense. Our interest expense decreased to approximately US$75 thousand for the year ended December 31, 2011 from approximately US$98 thousand for the year ended December 31, 2010 primarily because of smaller government grants in 2011 compared with 2010.

Foreign exchange gain (loss). For the year ended December 31, 2011, we had a foreign exchange gain of US$5.7 million, compared with a foreign exchange loss of US$11.7 million for the year ended December 31, 2010. The foreign exchange gain in 2011 resulted primarily from the depreciation of the NT dollar relative to the U.S. dollar during the period as compared to 2010. We do not presently engage in any hedging activities.

Impairment of long-term investment. No impairment was recognized in 2011. In 2010, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts indicated that our investments were not recoverable within a reasonable period of time and that the impairments were other than temporary and recorded a combined impairment charge of US$0.2 million.

Income tax expense (benefit). Our income tax expense was approximately US$5.7 million for the year ended December 31, 2011 compared to an income tax benefit of approximately US$0.5 million for the year ended December 31, 2010.

Net income (loss). Net income was approximately US$41.5 million for the year ended December 31, 2011 compare to a net loss of approximately US$5.2 million for the year ended December 31, 2010.

Liquidity and Capital Resources

As of December 31, 2012, we had approximately US$154.7 million in cash and cash equivalents and approximately US$14.9 million in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not currently engage in any currency hedging activities. Our short-term investments consist primarily of bond funds and structured notes that we trade.

We believe our existing cash balances and short-term investments, together with cash we expect to generate from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, availability of attractive acquisition opportunities, dividend payments, and share repurchases. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(11,987)	54,261	69,236
Net cash provided by (used in) investing activities	(9,894)	(13,947)	(4,749)
Net cash provided by (used in) financing activities	—	2,294	224
Depreciation and amortization	4,775	5,580	5,881
Capital expenditures	(4,339)	(4,916)	(4,280)

Operating activities

Our net cash provided by operating activities was approximately US$69.2 million for the year ended December 31, 2012, compared to net cash provided by operating activities of approximately US$54.3 million and net cash used in operating activities of approximately US$12.0 million during 2011 and 2010, respectively.

For the year ended December 31, 2012, cash flow provided by operations of US$69.2 million resulted primarily from our net income of US$47.2 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$5.9 million of depreciation and amortization and US$11.8 million of stock-based compensation.

•	Our purchase of short-term investments net of sale of short-term investments were US$12.0 million.

•

We increased working capital by US$14.6 million to support increasing sales. Inventory increased by US$1.8 million, notes and accounts receivable decreased by US$2.0 million, notes and accounts payable increased by US$5.6 million, income tax payable increased by US$1.3 million, and other assets net of other liabilities provided US$7.5 million of cash.

For the year ended December 31, 2011, cash flow provided in operations of US$54.3 million resulted primarily from our net income of US$41.5 million and the following reasons:

•	Our net loss includes substantial non-cash charges, namely US$5.6 million of depreciation and amortization, US$8.9 million of stock-based compensation.

•	Our purchase of short-term investments net of sale of short-term investments were US$1.7 million.

•

We increased working capital by US$3.2 million to support increasing sales. Inventory increased by US$6.3 million, notes and accounts receivable increased by US$11.0 million, notes and accounts payable increased by US$9.7 million, income tax payable increased by US$2.0 million, and other assets net of other liabilities provided US$2.4 million of cash.

Investing activities

Our net cash used in investing activities was approximately US$4.7 million for the year ended December 31, 2012, compared to net cash used in investing activities of approximately US$13.9 million for the year ended December 31, 2011. In 2011 we comprised of more collateral provided to our foundry supplier.

Our net cash used in investing activities was approximately US$13.9 million for the year ended December 31, 2011, compared to net cash used in investing activities of approximately US$9.9 million for the year ended December 31, 2010. Investments in 2011 were comprised of purchases of design tools and other items and collateral provided to our foundry supplier.

Financing activities

Our net cash provided by financing activities was approximately US$0.2 million for the year ended December 31, 2012, compared to net cash provided by financing activities was approximately US$2.3 million for the year ended December 31, 2011. Our cash generated from financing activities in 2012 was primarily from issuance of ordinary shares upon exercise of employee stock options.

Our net cash provided by financing activities was approximately US$2.3 million for the year ended December 31, 2011, compared to no net cash provided by financing activities for the year ended December 31, 2010. Our cash generated from financing activities in 2011 was primarily from issuance of ordinary shares upon exercise of employee stock options.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2012:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	US$	US$	US$		US$		US$
	(in thousands)
Operating leases	2,680	1,343	976		361		—
Capital leases	20	4	9		7		—
Pension	1,300	1,300	(a	)	(a	)	(a	)
Other long term liabilities	252	252	—		—		—

Contractual cash obligations	4,252	2,899	985		368		—

(a)	Our pension obligation after one year has not been estimated.

We increased long-term taxes payable of US$966 thousand related to uncertain tax positions as of December 31, 2012. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of tax audit.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Recent Accounting Pronouncements

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for the Company for the year ending December 31, 2012. The Company has included these new disclosures, as applicable, in Note 18.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The standard is effective for the Company for the year ending December 31, 2012. The Company has reported other comprehensive income and its components in two separate but consecutive statements and the adoption did not have an impact on its results of operations, financial position or cash flows. In February 2013, the FASB issued accounting updates to improve the reporting reclassifications out of accumulated other comprehensive income of various components. The guidance requires presentation of significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification either parenthetically on the face of the financial statements or in the notes. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 31, 2012. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for the Company for the year ending December 31, 2012. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows. The Company did not choose to perform a qualitative assessment in 2012.

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

In July 2012, the FASB issued an accounting update to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The update permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The standard is effective for fiscal years beginning after December 15, 2012 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2013, the FASB issued accounting updates to improve the reporting reclassifications out of accumulated other comprehensive income of various components. The guidance requires presentation of significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification either parenthetically on the face of the financial statements or in the notes. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 31, 2012. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

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

Name	Age	Position
James Chow	62	Chairman of the Board
Wallace C. Kou	54	President, Chief Executive Officer and Director
Steve Chen	41	Director
Tsung-Ming Chung	63	Director
Kenneth Kuan-Ming Lin	60	Director
Lien-Chun Liu	55	Director
Yung-Chien Wang	50	Director
Riyadh Lai	44	Chief Financial Officer
Frank Chang	47	VP of R&D, Mobile Storage
Ken Chen	51	VP of Operations
Nelson Duann	44	VP of Product Marketing, Mobile Storage
Sangwoo Han	44	Senior VP and General Manager, Mobile Communications
John (Chun-O) Kim	52	VP of Sales, Mobile Communications
Arthur Yeh	52	VP of Sales, Mobile Storage
John (Jong Ryul) Lee	49	VP of R&D, Mobile Communications
Kevin Yeh	50	VP of R&D, Algorithm & Technology
Frank Shu	56	VP of R&D, SSD System Technology and VCT
Jason Chiang	45	VP of HR and Administration, and Special Assistant to CEO

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

Mr. Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow has been the Chairman of Concord Financial Co., Ltd. since 1993. Concord Financial Co., Ltd. is an investment holding company and was one of our significant shareholders. Mr. Chow has an MBA from Columbia University.

Wallace C. Kou, President, Chief Executive Officer, Director

Mr. Kou founded Silicon Motion in 1995 and has been our President and Chief Executive Officer since our founding. Prior to founding Silicon Motion, Mr. Kou was the Vice President and Chief Architect at the Multimedia Products Division of Western Digital Corporation, which developed graphics processors for notebook PCs and was sold to Philips Semiconductor in 1995. Before Western Digital, Mr. Kou worked for Wyse Technology. Mr. Kou has a BS in Electrical & Control Engineering from the National Chiao Tung University in Taiwan and an MS in Electrical & Computer Engineering from the University of California at Santa Barbara.

Steve Chen, Director

Mr. Chen has been the chairman of Mercuries Bakery Co., Ltd. since 2008 and is a Director of Mercuries & Associates, Ltd., Mercuries Furniture Co., Ltd., Mercuries General Media Inc., Cameo Communications, Inc., and Tons Lightology Inc. Mr. Chen has a Master of Engineering degree from Cornell University.

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung is the Chairman of Dynapack International Technology Corp, a leading provider of battery packs for notebook PCs and tablets. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. He is also a director at Far East International Bank and Taiwan Mobile Corporation. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University in Taiwan.

Kenneth Kuan-Ming Lin, Director

Mr. Lin joined our board of directors in September 2009. Mr. Lin is the Chairman of Premier Capital Management Corp., the Taiwan Private Equity and Venture Capital Association, and Ruby Tech Corp., and is a member of the board of directors of the Straits Economics & Cultural Interchange Association. He was previously Assistant Vice President of MiTAC Corporation from 1977 to 1984, Vice President of Synnex Corporation from 1984 to 1987, President of TaiDevelop Information Corp. from 1987 to 1990 and Chairman of the board of System General Corp. from 1998 to 2001. Mr. Lin has a BS in Electrical Engineering from the National Taiwan University.

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

Riyadh Lai, Chief Financial Officer

Mr. Lai joined us in April 2007 from ING Corporate Finance, Asia, where he was the Head of the Technology Group. Previously, he was also an investment banker at Morgan Stanley and ABN AMRO and finance manager at PepsiCo in Hong Kong and New York. Mr. Lai has over a decade of financial management and M&A transaction experience. He has a BA in Economics from Georgetown University and an MBA from New York University.

Frank Chang, VP of R&D, Mobile Storage

Mr. Chang has served as our Vice President of research and development since 2008. Mr. Chang is head of research and development for our mobile storage products and has around 20 years of experience in the integrated circuit design industry. He was previously a project manager of firmware development at Holtek Semiconductors. Mr. Chang has a BS in Electrical Engineering from the National Changhua University of Education in Taiwan.

Ken Chen, VP of Operations

Mr. Chen has served as our Vice President in charge of operations since November 2003. Mr. Chen has over 20 years of manufacturing and operations experience in the semiconductor industry, managing supply chain and virtual manufacturing systems including wafer fabrication, mask tooling, as well as assembly and testing. Mr. Chen previously served in management positions at Faraday Technology and UMC, and joined us in 2003. Mr. Chen has a BS in Industrial Engineering from Chung Yuan Christian University in Taiwan and an MS in Industrial Engineering and Engineering Management from the National Tsing Hua University, Taiwan.

Nelson Duann, VP of Product Marketing, Mobile Storage

Mr. Duann became our Vice President in charge of our mobile storage marketing in September 2010. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has almost 15 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems Inc., focusing on UltraSPARC micro Processor projects. He has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

Sangwoo Han, Senior VP and General Manager, Mobile Communications

Mr. Han became the General Manager of our Mobile Communications product line in July 2008. He was formerly the Chief Technology Officer at FCI, a company that we acquired in April 2007. Mr. Han joined FCI in 2003 and had been in charge of product design, development, production and marketing. In 1997, he co-founded RF Solutions Inc. in Atlanta, Georgia, which became the Anadigics Wireless LAN Center of Excellence. Mr. Han has a BS in Electrical Engineering from Carnegie-Mellon University, an MS in Electrical Engineering from the University of Pennsylvania, and a PhD in Electrical Engineering from the Georgia Institute of Technology.

John (Chun-O) Kim, VP of Sales, Mobile Communications

Mr. Kim became the Vice President of our Mobile Communications product line in July 2008. He was formerly the Vice President of Sales at FCI, a company that we acquired in April 2007. Mr. Kim joined FCI in 2006 and had previously served in management positions at Hewlett-Packard’s semiconductor division (now Avago Technologies) and as a CEO of a private company. Mr. Kim has over 16 years of semiconductor sales leadership experience, including managing marketing strategies, product promotions and sales activities. He has an MS in Electrical Engineering from Ajou University in Korea.

Arthur Yeh, VP of Sales, Mobile Storage

Mr. Yeh has served as our Vice President in charge of our mobile storage sales since November 2004. Mr. Yeh has over 15 years of sales experience managing marketing strategies, including product promotions and sales activities for semiconductor products. Mr. Yeh previously served in management positions at VIA Technologies for 10 years and joined us in 2004. Mr. Yeh holds an MS degree in Management Business Administration from the National Chung Hsing University, Taiwan.

John (Jong Ryul) Lee, VP of R&D, Mobile Communications

Mr. Lee became the Vice President of our Mobile Communications product line in July 2008. He was formerly the Vice President of R&D at FCI, a company that we acquired in April 2007. Mr. Lee joined FCI in 2000 and had been in charge of product design, development, production and quality systems. In 2013, he became a director of the Semiconductor & Device Society of The Institute of Electronics Engineers of Korean (IEEK). He was previously a senior engineer at the Electronics and Telecommunications Research Institute (ETRI) in Korea. Mr. Lee has a BS and an MS in Electronics Engineering from Chung Ang University in Korea.

Kevin Yeh, VP of R&D, Algorithm & Technology

Mr. Yeh became our Vice President of research and development in August 2012. He joined Silicon Motion in September 2003 as a product marketing director and then he led the Algorithm and Technology R&D team. Mr. Yeh has more than 20 years of experience in semiconductor product design, development and marketing. Prior to Silicon Motion, Mr. Yeh worked in Taiwan Semiconductor Manufacturing Company, Neo Magic, VLSI Technology and LSI. Mr. Yeh holds a BS degree in Control Engineering from National Chiao Tung University in Taiwan and an MS degree in Electronic Engineering from Syracuse University.

Frank Shu, VP of R&D, SSD System Technology and VCT

Mr. Shu has served as our Vice President of SSD System Technology since July 2012. Mr. Shu has more than 20 years of experience in the storage and PC system industry. Before joining Silicon Motion, Mr. Shu was the VP of R&D in charge of SSD testing at Allion Test Lab Inc. Mr. Shu also worked for Microsoft and played a key role in defining and developing the software storage stack for the Windows operating system. Prior to Microsoft, Mr. Shu worked for Fujitsu, Seagate and Everex. Mr. Shu has a BS in Electronic Engineering from Nanjing Aeronautical Institute in China and an MS degree in Computer Science from the Oregon Graduate Institution of Science & Technology.

Jason Chiang, VP of HR and Administration and Special Assistant to CEO

Mr. Chiang joined Silicon Motion in 2002 and has been serving as our Vice President of HR and Administration and Special Assistant to our CEO since 2005. Mr. Chiang has more than 18 years of finance and business administration experience. Prior to Silicon Motion, Mr. Chiang was a Director at Concord Venture Capital. Mr. Chiang has a BS in Economics from the National Taiwan University and an MS degree in Business Administration from Rochester University.

There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of the independent registered public accounting firm, overseeing our accounting and financial reporting processes and the audits of our financial statements, and pre-approving audit and permissible non-audit services provided by the independent registered public accounting firm. Tsung-Ming Chung, Lien-Chun Liu, and Yung-Chien Wang are members of our audit committee. Our board of directors has determined that Mr. Chung, the Chairman of the audit committee, is the committee’s “Audit Committee Financial Expert” as required by Nasdaq and SEC rules.

Compensation Committee. The compensation committee’s basic responsibility is to review the performance and development of management in achieving corporate goals and objectives and to assure that our senior executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. Toward that end, this committee oversees, reviews and administers all of our compensation, equity and employee benefit plans and programs. Lien-Chun Liu, Steve Chen, and Yung-Chien Wang are members of our compensation committee, with Mr. Chen serving as the Chairman of the committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full board of directors candidates for election to the board of directors. Lien-Chun Liu, Steve Chen, and Yung-Chien Wang are members of our nominating and corporate governance committee, with Ms. Liu serving as the Chairman of the committee.

Our board of directors has adopted a code of ethics, which is applicable to all of our employees. Our Code of Ethics is posted on our website at www.siliconmotion.com.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, the aggregate compensation to our directors and senior executive officers was approximately US$3.37 million. In 2012, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 134,000 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2010	2011	2012
Management and administration	94	98	98
Operations	19	22	24
Research and development	350	388	429
Sales and marketing	124	134	137

Total	587	642	688

As of December 31, 2012, we had 688 total employees, including 437 in Taiwan, 23 in the United States, 106 in China, 117 in Korea, and 5 in Japan. 528 of our total employees are engineers.

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

There were 134,852,960 of our ordinary shares outstanding as of March 31, 2013. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013, less otherwise indicated in the footnotes, by:

•	each of our directors and officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow(1)	2,407,546	1.79
Wallace C. Kou(2)	3,664,394	2.71
Steve Chen	—	—
Tsung-Ming Chung(3)	66,280	*
Kenneth Kuan-Ming Lin(4)	40,000	*
Lien-Chun Liu(5)	166,280	*
Yung-Chien Wang(6)	780,674	*
Riyadh Lai(7)	1,659,096	1.23
Frank Chang(8)	418,040	*
Ken Chen(9)	466,849	*
Nelson Duann(10)	206,000	*
Sangwoo Han(11)	245,608	*
John (Chun-O) Kim(12)	162,436	*
Arthur Yeh(13)	409,628	*
John (Jong Ryul) Lee(14)	289,075	*
Kevin Yeh(15)	151,000	*
Frank Shu	—	—
Jason Chiang(16)	730,060	*

*	Less than one percent
(1)	Represents 2,407,546 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 3,109,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 520,200 shares that Mr. Kou has the right to acquire within the next 60 days upon the exercise of RSUs or options.
(3)	Represents 66,280 shares owned by Mr. Chung.
(4)	Represents 40,000 shares owned by Mr. Lin.
(5)	Represents 166,280 shares owned by Ms. Liu.
(6)	Represents 780,674 shares owned by Mr. Wang.
(7)	Represents 471,200 shares owned by Mr. Lai, 803,596 shares owned by his spouse, 384,300 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(8)	Represents 418,040 shares owned by Mr. Chang.
(9)	Represents 461,124 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(10)	Represents 206,000 shares owned by Mr. Duann.
(11)	Represents 245,608 shares owned by Mr. Han.
(12)	Represents 162,436 shares owned by Mr. Kim.

(13)	Represents 409,628 shares owned by Mr. Yeh.
(14)	Represents 289,075 shares owned by Mr. Lee.
(15)	Represents 151,000 shares owned by Mr. Yeh.
(16)	Represents 523,360 shares owned by Mr. Chiang and 11,448 shares owned by his spouse, 195,252 shares that Mr. Chiang has the right to acquire within the next 60 days upon the exercise of options or RSUs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2013, there were 134,852,960 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2013, we had 33,596,442 ADSs, representing 134,385,768 ordinary shares.

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

No related party transactions occurred between January 1, 2012 and April 20, 2013.

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

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc. (“ASE”) due to a fire. On December 12, 2005, SMI Taiwan filed an action against ASE with the Taoyuan District Court in Taiwan. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of US$2.4 million for damages, an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believed it was highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded US$1.3 million of inventory loss, offset by US$1.3 million of fire loss reimbursement recorded as other receivable, resulting in zero impact to the earnings for the year ended December 31, 2005. In connection with the inventory loss, the Company also recorded US$252 thousand under operating expenses for amounts paid to certain customers for delays in shipments caused by the fire. In December 2006, the Company wrote-off other receivable related to the reimbursement of the fire loss as the collection of which was doubtful. In April 2010, ASE settled with SMI Taiwan by paying a settlement fee of US$1.3 million. On April 28, 2010, the Taoyuan District Court granted a motion to dismiss the claim filed by SMI Taiwan against ASE.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the Plan. In January 2012, we received the first distribution of US$21 thousand.

In 2006, FCI joined with other technology companies and invested in the Pangyo Silicon Park Construction Project Cooperative (“Pangyo Cooperative”) in Korea. In July 2010, FCI, TLi Inc. (“TLI”), OCI Materials Co., Ltd (“OCI”) and other companies withdrew from the Pangyo Cooperative and forfeited 10% of their total investment. FCI believes its loss was caused by bad will actions taken by TLI. In December 2011, FCI and OCI together filed a complaint against TLI at the Suwon District Court in Korea. In April 2013, the court dismissed the plaintiffs’ complaints. The plaintiffs are evaluating whether to appeal.

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

Dividends

Although no dividends were declared in our fiscal years ended 2010, 2011 or 2012, on January 22 and April 23, 2013, we announced that our board of directors had authorized a quarterly dividend of $0.15 per ADS. The first dividend was paid on March 4 and the second dividend will be paid on May 14, 2013 to all of our shareholders of record as of February 21 and May 6, 2013, respectively. Future dividends, if any, on our outstanding ADSs and ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Any future dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low sales prices of our ADSs on Nasdaq since 2008 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2008	20.61	1.99
2009	4.48	1.90
2010	6.50	2.64
2011	21.60	4.14
2012

Quarterly:
First Quarter, 2011	9.50	4.14
Second Quarter, 2011	13.44	7.90
Third Quarter, 2011	14.00	8.36
Fourth Quarter, 2011	21.60	10.56

First Quarter, 2012	24.98	16.65
Second Quarter, 2012	22.20	12.91
Third Quarter, 2012	17.07	11.32
Fourth Quarter, 2012	16.10	11.87
First Quarter, 2013	16.19	11.57

Monthly
November 2012	14.01	12.05
December 2012	14.43	12.50
January 2013	16.15	14.35
February 2013	16.19	12.60
March 2013	13.88	11.57
April 2013 (through April 22)	11.85	10.15

ITEM 10.	ADDITIONAL INFORMATION

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

Taxation

United States Federal Income Taxation

The following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder, as defined below, who purchases our ADSs and ordinary shares. This discussion assumes that investors will hold their ADSs or ordinary shares as capital assets (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special taxation, such as:

•	banks and financial institutions;

•	brokers and dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations and retirement plans;

•	grantor trusts;

•	S corporations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	persons who have elected the mark-to-market method of accounting;

•	persons who own 10% or more of our ADSs or shares;

•	real estate investment trusts or regulated investment companies;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	certain former citizens or long-term residents of the United States; and

•	Non-U.S. Holders (as defined below).

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

A person considering an investment in our ADSs or ordinary shares is urged to consult its tax advisor concerning U.S. federal, state, local and non-U.S. income and other tax consequences.

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

Additional tax on net investment income. An additional 3.8% federal income tax may be assessed on net investment income (including dividends, other distributions, and gain realized on the sale of ADSs or ordinary shares) earned by certain U.S. Holders. This tax does not apply to U.S. Holders who hold ADSs or ordinary shares in the ordinary course of certain trades or businesses.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we are not currently classified as a passive foreign investment company for U.S. federal income tax purposes, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

If we are a passive foreign investment company, then under certain circumstances a the U.S. Holder must file Internal Revenue Service Form 8621.

Information Reporting and Back-up Withholding. U.S. holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Interest rate risk. Our exposure to changes in interest rates is limited to interest income generated by our cash deposited with banks and short-term investments maintained in bond funds and structured notes. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk. Since 2012, we consider our direct exposure to foreign exchange rate fluctuations to be minimal. Prior to 2012, we reported our financial results in NT dollars and our direct exposure to foreign exchange rate fluctuations was more significant. Gains or losses from foreign currency re-measurement are included in “Non-Operating Income (Expenses)” in our Consolidated Financial Statements. The impact of foreign currency transaction gain or loss included in determining net income (loss) for 2012, 2011 and 2011 was $0.4 million, $5.7 million and ($11.7) million, respectively. Currently, the majority of our revenue, cost of sales, accounts receivable, and accounts payable are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.

Also refer to “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2012, the aggregate carrying value of these investments on our balance sheet was US$0.2 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary and recorded impairment loss of US$0.2 million, nil, and nil in 2010, 2011 and 2012, respectively.

As of December 31, 2012, we also had US$14.9 million of short-term investments maintained in structured notes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2012, we received from our depositary bank a reimbursement of US$0.5 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2012 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2012, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 29, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2013

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee and an independent director, is an “audit committee financial expert” under Nasdaq and SEC rules.

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2011 and 2012. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2011	2012
	US$	US$
	(in thousands)
Audit Fees(1)	651	698
Audit-Related Fees(2)	—	—
Tax Fees(3)	189	172
All Other Fees(4)	—	—
Total	840	870

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2011 or 2012.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2011 or 2012.

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

In 2012 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

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

Date: April 30, 2013

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, all expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2012, SMI Taiwan, one of the subsidiaries of Silicon Motion Technology Corporation, changed its functional currency to the U.S. dollar. The Company also changed its reporting currency to the U.S. dollar.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2013

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2011	2012
	US$ (Note 2)	US$
ASSETS
Current Assets
Cash and cash equivalents	88,763	154,734
Short-term investments	2,980	14,882
Notes and accounts receivable, net	38,787	36,785
Inventories	30,315	32,143
Restricted assets-current	15,193	15,283
Deferred income tax assets, net	1,078	2,369
Prepaid expenses and other current assets	2,464	2,216

Total current assets	179,580	258,412
Long-term investments	178	178
Property and equipment, net	24,728	23,386
Deferred income tax assets, net	3,677	804
Goodwill	35,458	35,472
Other assets	3,705	3,494

Total assets	247,326	321,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	20,998	26,642
Income tax payable	3,306	4,668
Current portion of long-term payable	409	252
Accrued expenses and other current liabilities	18,011	24,835

Total current liabilities	42,724	56,397
Long-term payable, net of current portion	252	—
Other long-term liabilities	2,850	3,083

Total liabilities	45,826	59,480

Commitments and Contingencies (Note 16)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 124,572 thousand shares in 2011 and 130,040 thousand shares in 2012	1,246	1,300
Additional paid-in capital	161,968	173,852
Accumulated other comprehensive income	2,055	3,665
Retained Earnings	36,231	83,449

Total shareholders’ equity	201,500	262,266

Total liabilities and shareholders’ equity	247,326	321,746

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2010	2011	2012
	US$ (Note 2)	US$ (Note 2)	US$
NET SALES	132,793	223,845	281,370
COST OF SALES	70,605	115,806	149,650

GROSS PROFIT	62,188	108,039	131,720

OPERATING EXPENSES
Research and development	33,772	40,501	50,975
Sales and marketing	11,936	14,537	15,919
General and administrative	9,652	11,323	12,156
Amortization of intangible assets	2,081	694	—
Gain from settlement of litigation	(1,273)	—	—

Total operating expenses	56,168	67,055	79,050

OPERATING INCOME	6,020	40,984	52,670

NON-OPERATING INCOME (EXPENSES)
Gain on sales of short-term investments	2	10	2
Unrealized holding gain (loss) on short-term investment	—	—	(118)
Dividend income	11	—	17
Interest income	358	597	1,433
Foreign exchange gain (loss), net	(11,730)	5,683	390
Impairment of long-term investments	(230)	—	—
Interest expense	(98)	(75)	(61)
Other income (loss), net	(90)	17	1

Total non-operating income (loss)	(11,777)	6,232	1,664

INCOME (LOSS) BEFORE INCOME TAX	(5,757)	47,216	54,334
INCOME TAX EXPENSE (BENEFIT)	(519)	5,747	7,116

NET INCOME (LOSS)	(5,238)	41,469	47,218

EARNINGS (LOSS) PER ORDINARY SHARE:
Basic	(0.05)	0.34	0.37

Diluted	(0.05)	0.32	0.35

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	116,159	123,082	129,259

Diluted (Thousands)	116,159	129,370	134,504

EARNINGS (LOSS) PER ADS (one ADS equals four ordinary shares):
Basic	(0.18)	1.35	1.46

Diluted	(0.18)	1.28	1.40

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	29,040	30,771	32,315

Diluted (Thousands)	29,040	32,343	33,626

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31
	2010	2011	2012
	US$ (Note 2)	US$ (Note 2)	US$
NET INCOME (LOSS)	(5,238)	41,469	47,218

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	16,816	(8,476)	1,947
Change in deferred pension gain (loss)	(68)	76	(337)

OTHER COMPREHENSIVE INCOME (LOSS)	16,748	(8,400)	1,610

TOTAL COMPREHENSIVE INCOME	11,510	33,069	48,828

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2010 (Note 2)	112,278	1,123	156,806	(6,293)	(11,885)	139,751
Components of comprehensive income, net of tax
Net loss	—	—	—	—	(5,238)	(5,238)
Other comprehensive income	—	—	—	16,748	—	16,748

Total comprehensive income	—	—	—	—	—	11,510
Stock-based compensation expenses	—	—	6,058	—	—	6,058
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	4,861	49	(7)	—	—	42
Transfer of additional paid-in capital to eliminate accumulated deficit from prior years	—		(11,885)	—	11,885	—

BALANCE, DECEMBER 31, 2010	117,139	1,172	150,972	10,455	(5,238)	157,361
Components of comprehensive income, net of tax
Net Income	—	—	—	—	41,469	41,469
Other comprehensive loss	—	—	—	(8,400)	—	(8,400)

Total comprehensive income	—	—	—	—	—	33,069
Stock-based compensation expenses	—	—	8,878	—	—	8,878
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	7,433	74	2,118	—	—	2,192

BALANCE, DECEMBER 31, 2011	124,572	1,246	161,968	2,055	36,231	201,500
Components of comprehensive income, net of tax
Net income	—	—	—	—	47,218	47,218
Other comprehensive income	—	—	—	1,610	—	1,610

Total comprehensive income	—	—	—	—	—	48,828
Stock-based compensation expenses	—	—	11,802	—	—	11,802
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	5,468	54	82	—	—	136

BALANCE, DECEMBER 31, 2012	130,040	1,300	173,852	3,665	83,449	262,266

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2010	2011	2012
	US$ (Note 2)	US$ (Note 2)	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(5,238)	41,469	47,218
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized holding gain (loss) on short-term investment	—	—	118
Depreciation and amortization	4,775	5,580	5,881
Amortization of intangible assets	2,081	694	—
Gain on sales of short-term investments	(2)	(10)	(2)
Impairment of long-term investments	230	—	—
Stock-based compensation	6,058	8,878	11,802
Loss on disposal of property and equipment	17	(1)	26
Deferred income taxes	(805)	2,510	1,582
Deferred rent	2	(2)	—
Changes in operating assets and liabilities:
Short-term investments	(633)	(1,658)	(12,018)
Notes and accounts receivable	(11,892)	(10,952)	2,002
Inventories	(9,672)	(6,334)	(1,828)
Prepaid expenses and other current assets	1,642	(1,052)	248
Other assets	(475)	(547)	590
Notes and accounts payable	1,182	9,667	5,644
Accrued expenses and other current liabilities	1,358	3,948	6,390
Income tax payable	83	2,015	1,362
Other liabilities	(698)	56	221

Net cash provided by (used in) operating activities	(11,987)	54,261	69,236

CASH FLOWS FROM INVESTING ACTIVITIES
Return of capital from long-term investments	96	—	—
Business acquisition-net of cash and cash equivalents acquired	—	(700)	—
Purchase of property and equipment	(4,339)	(4,916)	(4,280)
Changes in restricted assets	(5,651)	(8,331)	(469)

Net cash used in investing activities	(9,894)	(13,947)	(4,749)

Proceeds from issuance of ordinary shares upon exercise of employee stock options	—	2,294	224

Net cash provided by financing activities	—	2,294	224

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,881)	42,608	64,711
EFFECT OF EXCHANGE RATE CHANGES	14,764	(7,734)	1,260
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	61,006	53,889	88,763

CASH AND CASH EQUIVALENTS, END OF YEAR	53,889	88,763	154,734

SUPPLEMENTAL INFORMATION
Exercise of stock option in lieu of offsetting accrued bonuses	148	—	—

Interest paid	1	—	—

Income taxes paid	412	988	3,256

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Significant parts of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI Taiwan”), a wholly-owned subsidiary of SMTC, located in Taiwan and FCI, Inc. (“FCI”), a wholly-owned subsidiary of SMTC, located in Korea. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company has two major product lines: mobile storage and mobile communications. The mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. The mobile communications business is composed of mobile TV IC solutions, and handset transceivers.

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

The Company sells semiconductor solutions to leading module makers and OEMs worldwide. The Company provides high performance flash memory storage controllers to companies such as SK Hynix, Netcom,

Micron, Samsung, Sony, and Transcend. The Company is a leading supplier of controllers used in eMMC embedded memory, flash memory cards, and USB flash drives. The Company provides innovative mobile communications ICs primarily to LG and Samsung. The Company had one customer in 2011 and 2012, and two customers in 2010 that accounted for 10% or more of our sales. The Company’s top ten customers in 2010, 2011 and 2012 accounted for approximately 56%, 64% and 75% of net sales.

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

Short-term Investments

The Company’s short-term investments are short-term income yielding investments with original maturities greater than three months from the purchase date and remaining maturities less than one year. These short-term investments consist primarily of bond funds that are bought and held principally for the purpose of selling them in the near term and are classified as trading securities as well as structured notes designated at the fair value. They are reported at fair value with the subsequent changes in fair value recorded in earnings as unrealized gains and losses.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2010, 2011 and 2012 was approximately US$4,775 thousand, US$5,580 thousand and US$5,881 thousand, respectively.

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

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 10, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2011 and 2012.

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducts its annual impairment test of goodwill on November 30. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 10, “Goodwill and Acquired Intangible Assets,” regarding impairment testing.

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

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors are minimal.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2010, 2011 and 2012, the Company did not experience significant costs associated with warranty returns.

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

The Taiwan government enacted the Income Basic Tax Act (“the IBT Act”), which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the IBT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the IBT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the IBT Act in the determination of its tax liabilities. Under the IBT Act amended in August 2012, the standard deduction and the tax rate of AMT were amended from NT$1,000 thousand to be NT$500 thousand and from 10% to 12%, respectively. The amended IBT Act is effective on January 1, 2013.

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

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the New Taiwan dollars until December 2011. The functional currency of each one of the Company’s subsidiaries is the local currency of the respective entity. Accordingly, the financial statements of the foreign subsidiaries were translated into New Taiwan dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. The resulting translation adjustment is recorded as a separate component of comprehensive income.

Change in Functional Currency and Reporting Currency

On January 1, 2012, the Company changed the functional currency of SMI Taiwan, its largest operating subsidiary, from the NT dollar to the U.S. dollar based on an evaluation of economic facts and circumstances and functional currency analysis prescribed in ASC 830. As a result of SMI Taiwan’s functional currency change, the Company changed its reporting currency from the NT dollar to the U.S. dollar.

In 2005, at the time of the Company’s IPO, the Company determined that SMI Taiwan’s functional currency was the NT dollar and this determination was used consistently until the Company determined significant and permanent changes in economic facts and circumstances warranted a change in functional currency. Since the business profile and activities of SMI Taiwan had changed significantly and did not appear to be temporary, the Company re-evaluated the functional currency of SMI Taiwan based on recent economic facts and circumstances, including analysis prescribed in ASC 830, and determined that the U.S. dollar had become the functional currency of SMI Taiwan.

The business activities of SMI Taiwan have changed significantly since 2005. In the past, the majority of SMI Taiwan sales were to Taiwanese module maker customers; in 2012 the majority of SMI Taiwan sales were to international OEMs. The Company believes this trend is not temporary because a fast growing and increasingly large and material source of SMI Taiwan’s sales are from SSD and embedded memory products, and these products are predominately sold to international OEM customers. The significance of SMI Taiwan’s other products, primarily card and USB flash drive controller products, has been declining and will continue to decline due to the maturity of their markets, and a majority of these products are now sold to non-Taiwan-based customers. SMI Taiwan’s cash flow, sales price, sales markets, expenses, financing and intercompany transactions are now primarily U.S. dollar-based. Economic facts and circumstances, as well as functional currency analysis support the Company’s determination that the U.S. dollar has become the functional currency of SMI Taiwan as of January 1, 2012.

As from January 1, 2012, the Company has reported the consolidated results in U.S. dollars, and the Company has recasted the historical financial statements from the NT dollar to the U.S. dollar. Items on the historical balance sheet and income statement were converted from the NT dollar to the U.S. dollars at the following rates:

	Balance Sheet (at year-end NT dollar to U.S. dollar rate)	Income Statement (at average NT dollar to U.S. dollar rate)
2008	32.80	31.42
2009	31.99	32.55
2010	29.13	31.56
2011	30.28	29.53

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2010, 2011 and 2012:

	Year Ended December 31, 2010			Year Ended December 31, 2011			Year Ended December 31, 2012
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	(6,364)	71	(6,293)	10,452	3	10,455	1,976	79	2,055
Current-period change	16,816	(68)	16,748	(8,476)	76	(8,400)	1,947	(337)	1,610

Ending balance	10,452	3	10,455	1,976	79	2,055	3,923	(258)	3,665

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

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units were 6,288 thousand shares (1,572 thousand ADSs) and 5,245 thousand shares (1,311 thousand ADSs) for the year ended December 31, 2011 and 2012, respectively. The antidilutive employee stock options and restricted stock units excluded was 4,637 thousand shares for the year ended December 31, 2010.

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

Recent Accounting Pronouncements

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for the Company for the year ending December 31, 2012. The Company has included these new disclosures, as applicable, in Note 18.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The standard is effective for the Company for the year ending December 31, 2012. The Company has reported other comprehensive income and its components in two separate but consecutive statements and the adoption did not have an impact on its results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for the Company for the year ending December 31, 2012. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows. The Company did not choose to perform a qualitative assessment in 2012.

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

In July 2012, the FASB issued an accounting update to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The update permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The standard is effective for fiscal years beginning after December 15, 2012 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2013, the FASB issued accounting updates to improve the reporting reclassifications out of accumulated other comprehensive income of various components. The guidance requires presentation of significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification either parenthetically on the face of the financial statements or in the notes. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 31, 2012. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

3. BUSINESS ACQUISITION

On October 25, 2011, FCI acquired the majority of the operating assets and employees of BTL System, Inc. (“BTL”), a Korea mobile TV-related software and module company. The aggregate purchase price was US$700 thousand in cash. Goodwill arising from the acquisition was US$160 thousand.

The following table summarizes the estimated fair values of the assets acquired assumed at the date of acquisition based on third-party asset valuations:

US$
Property and equipment	60
Software	480
Goodwill	160

Total assets acquired	700

Of the total assets acquired, US$480 thousand of software have a weighted-average useful life of approximately 4 years.

The Company is not materially impacted by the acquisition of BTL and therefore has not presented pro forma results of operations. The operating results of BTL have been included in the Company’s operations beginning October 25, 2011. The amounts of net sales and net loss of BTL since the acquisition date was nil and US$135 thousand for the year ended December 31, 2011.

4. CASH AND CASH EQUIVALENTS

	December 31
	2011	2012
	US$	US$
Cash and deposits in bank	29,542	31,087
Time deposits	59,221	123,647

	88,763	154,734

5. SHORT-TERM INVESTMENTS

The Company classified certain short-term investments as trading securities in 2010, 2011 and 2012. Realized gains on sales of these trading securities were US$2 thousand, US$10 thousand and US$2 thousand for the years ended December 31, 2010, 2011 and 2012, respectively. The amount of unrealized gains or losses related to trading securities and structured notes still held at year end were nil, nil and US$188 thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

6. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2011	2012
	US$	US$
Notes receivable	1,176	807
Trade accounts receivable	42,968	39,531

	44,144	40,338
Allowance for doubtful accounts	(2,648)	(1,634)
Allowance for sales returns and discounts	(2,709)	(1,919)

	38,787	36,785

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2010	2011	2012
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	3,290	3,118	2,648
Additions (reversals) charged to expense	(45)	(469)	(663)
Write-offs	(127)	(1)	(351)

Balance, end of year	3,118	2,648	1,634

	Year Ended December 31
	2010	2011	2012
	US$	US$	US$
Allowances for sales returns and discounts
Balance, beginning of year	1,813	2,057	2,709
Additions	2,742	3,982	297
Write-offs	(2,498)	(3,330)	(1,087)

Balance, end of year	2,057	2,709	1,919

7. INVENTORIES

The components of inventories are as follows:

	December 31
	2011	2012
	US$	US$
Finished goods	3,616	7,181
Work in process	15,968	17,718
Raw materials	10,731	7,244

	30,315	32,143

The Company wrote down US$1,517 thousand, US$4,644 thousand and US$1,631 thousand in 2010, 2011 and 2012, respectively, for estimated obsolete or unmarketable inventory.

8. LONG-TERM INVESTMENTS

As of December 31, 2011 and 2012, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership	December 31
		2011	2012
		US$	US$
Cost method:
Cashido Corp. (Cashido)	2.1%	104	104
Vastview Technology, Corp. (Vastview)	3.9%	74	74
Spright Co., Ltd. (Spright)	—	—	—

		178	178

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices.

In December 2005, the Company invested in the common stock of Spright. Spright, formally known as Flash Media Corp., was established to market, distribute, and manufacture flash memory storage devices. In May 2010, the Company recognized an impairment loss of US$130 thousand relating to the liquidation of Spright. Spright distributed cash in the amount of US$96 thousand as a return of capital to the Company in 2010.

In December 2006 and February 2007, the Company invested US$3,360 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In September 2009, Vastview reduced 70% of its share capital and distributed US$ 808 thousand to the Company. In March and December 2010, the Company recognized an impairment loss of US$73 thousand and US$27 thousand, respectively, in its investment in Vastview.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as circumstances warrant. For the year ended December 31, 2010, we determined that our investments in Spright and Vastview were impaired because a combination of recurring losses and reduced forecasts at Spright and Vastview indicated that the Company’s investments were not recoverable within a reasonable period of time. Accordingly, the Company believed that the impairments were other than temporary and recorded an impairment charge of US$230 thousand, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

9. PROPERTIES AND EQUIPMENT

	December 31
	2011	2012
	US$	US$
Cost:
Land	4,429	4,429
Buildings	13,364	13,398
Machinery and equipment	8,992	10,362
Furniture and fixtures	3,450	3,974
Leasehold and buildings improvement	3,036	3,320
Software	18,412	21,122

Total	51,683	56,605

Accumulated depreciation:
Buildings	1,254	1,532
Machinery and equipment	6,330	7,725
Furniture and fixtures	2,694	2,947
Leasehold and buildings improvement	2,217	2,692
Software	14,537	18,377

	27,032	33,273
Prepayment and construction in progress	77	54

	24,728	23,386

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the leased land and building as of December 31, 2012 was US$603 thousand and US$198 thousand, respectively. The lessee renewed the three year operating lease with the Company in March 2012. Annual rental income from the lease is about US$45 thousand each year.

10. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 are as follows:

	December 31
	2011				2012
	US$				US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Core technology	15,809	(4,474)	(11,335)	—	15,809	(4,474)	(11,335)	—
Customer relationship	8,325	—	(8,325)	—	8,325	—	(8,325)	—
Order backlog	1,243	—	(1,243)	—	1,243	—	(1,243)	—

Total	25,377	(4,474)	(20,903)	—	25,377	(4,474)	(20,903)	—

No impairment losses were recognized in 2010, 2011 and 2012. Amortization expense of acquisition-related intangible assets was US$2,081 thousand, US$694 thousand and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed its annual impairment test on November 30. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 was US$66,300 thousand. Our fiscal 2010, 2011 and 2012 impairment test concluded there were no impairment. In October 2011, the Company purchased BTL’s assets and assumed US$156 thousand of goodwill. Total goodwill was US$35,458 thousand and US$35,472 thousand as of December 31, 2011 and 2012, respectively.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2011	2012
	US$	US$
Wages and bonus	9,465	14,532
Research and development payable	2,632	3,417
License fees and royalties	1,382	2,045
Professional fees	1,263	1,663
Others	3,269	3,178

	18,011	24,835

12. PENSION PLAN

The Labor Pension Act (the “Act”) of Taiwan became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$514 thousand, US$607 thousand and US$716 thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2011 and 2012, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2013 to be US$60 thousand which was determined based on 2% of estimated salaries in 2013.

Starting in 2010, the Company provides a defined benefit pension plan to the employees of FCI in Korea with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets.

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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2011	2012
	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	1,055	1,458
Service cost	399	608
Interest cost	40	77
Actuarial loss	52	(187)
Benefits paid	(88)	(59)

Projected benefit obligation at end of year	1,458	1,897

Change in plan assets
Fair value of plan assets at beginning of year	981	1,376
Actual return on plan assets	29	43
Employer contributions	436	546
Benefits paid	(70)	(40)

Fair value of plan assets at end of year	1,376	1,925

Reconciliation of funded status
Funded status	(82)	28

Amounts recognized as an other asset	768	1,179

Amounts recognized as other long-term liabilities	(850)	(1,151)

Net gain	(80)	257
Transition obligation	1	1

Total recognized in accumulated other comprehensive income	(79)	258

Accumulated benefit obligation	812	1,332

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2010	2011	2012
	US$	US$	US$
Service cost	370	399	608
Interest cost	15	40	77
Projected return on plan assets	(13)	(30)	(43)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	—	1	—

Net periodic benefit cost	372	410	642

Other changes in plan assets and benefit obligation recognized in other comprehensive income (loss):

	2011	2012
	US$	US$
Recognize the decrease (increase) in net gain	(77)	336
Amortization of net gain	1	1
Amortization of net transition obligation	—	—

Total recognized in accumulated other comprehensive (income) loss	(76)	337

Expected benefit payments:

US$
2013	145
2014	160
2015	238
2016	175
2017	227
2018 and thereafter	1,610

The actuarial assumptions to determine the benefit obligations were as follows:

	2010		2011		2012
	Taiwan	Korea	Taiwan	Korea	Taiwan	Korea
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.75%	6.20%	1.75%	5.40%	1.63%	4.00%
Rate of compensation increase	4.00%	7.00%	4.25%	7.00%	4.25%	3.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.75%	6.20%	1.75%	5.40%	1.63%	4.00%
Expected long-term return on plan assets	2.00%	5.50%	2.00%	4.30%	1.88%	3.10%
Rate of compensation increase	4.00%	7.00%	4.25%	7.00%	4.25%	3.00%

FCI’s pension plan assets at December 31, 2012 is invested in guaranteed interest contracts insurance and fixed deposit, which are principal and interest guaranteed products and its fair value level is level 2. The assets out of which the obligations have to be settled, measured at their market value by discounting future cash flow with discount rate. The discount rate was determined based on the average future life of the plan’s participants and the market yields on the high quality Korean Corporate Bonds (AA-). Therefore, FCI has no concentration of risk in its plan assets.

The fair values of FCI’s pension plan assets at December 31, 2011 and 2012 are as follows:

	December 31
	2011	2012
	US$	US$
Guaranteed interest contract
Kyobo Life Insurance Co. Ltd.	330	504
Fixed deposit
Industrial Bank of Korea	261	537

	591	1,041

13. INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Year Ended December 31
	2010	2011	2012
	US$	US$	US$
Current	286	3,237	5,534
Deferred	(805)	2,510	1,582

Income tax expense (benefit)	(519)	5,747	7,116

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2010	2011	2012
	US$	US$	US$
Domestic	(6,579)	(8,730)	(11,039)
Foreign entities
SMI Taiwan	4,963	42,382	51,997
FCI	(4,748)	12,572	12,645
SMI USA	1,561	911	253
Others	(954)	81	478

	(5,757)	47,216	54,334

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2010	2011	2012
	US$	US$	US$
Cayman statutory rate	—	—	—
Tax on pretax income at statutory rate	396	7,859	8,142
Tax-exempt income	(1,021)	(3,477)	(5,149)
Permanent differences	216	1,919	861
Temporary differences	2,293	(622)	(2,290)
Alternative minimum tax	751	2,804	4,340
Income tax (10%) on undistributed earnings	147	2,277	2,631
Net changes in income tax credit	(4,100)	252	5,518
Net changes in valuation allowance of deferred income tax assets	2,002	(1,830)	(3,879)
Net operating loss carryforwards	102	341	604
Liabilities related to unrealized tax benefits	(1,331)	(736)	832
Adjustment of prior years’ taxes and others	26	(3,040)	(4,494)

Income tax expense (benefit)	(519)	5,747	7,116

Deferred income tax assets are as follows:

	December 31
	2011	2012
	US$	US$
Current:
Notes and accounts receivable	1,406	1,128
Stock-based compensation	690	473
Allowance for sales return	251	222
Inventory reserve	703	686
Foreign currency translation	95	1,063
Investment tax credits	2,487	1,126
Others	315	523
Valuation allowance	(4,869)	(2,852)

	1,078	2,369

Non-current:
Inventory reserve	730	691
Property and equipment	875	753
Investment tax credits	9,744	5,862
Net operating loss carryforwards	6,401	6,248
Others	(470)	(401)
Valuation allowance	(13,603)	(12,349)

	3,677	804

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The valuation allowance decreased by US$401 thousand and US$3,271 thousand for the years ended December 31, 2011 and 2012, respectively. The decrease in valuation allowance is primarily due to the Company being able to generate more taxable income in the future to utilize operating loss carryforwards and research and development credits before they expire. As of December 31, 2012, SMI Taiwan had unused research and development tax credit of US$ 1,126, which will expire in 2013. In addition, profits generated from certain products are exempted from income tax for five years beginning January 1, 2010 and January 1, 2012.

As of December 31, 2012, FCI had unused research and development tax credits of approximately US$2,214 thousand which will expire in 2015 to 2017.

As of December 31, 2012, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately US$5,917 thousand. If not utilized, the federal net operating loss carryforwards will expire in 2022.

As of December 31, 2012, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,230 thousand and US$1,418 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2022 while the state tax credit carryforward has no expiration date.

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2011	2012
	US $	US$
Balance, beginning of year	5,991	2,657
Increases in tax positions taken in current year	770	917
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(4,104)	(54)

Balance, end of year	2,657	3,520

At December 31, 2012, the Company had US$3,520 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2010, 2011 and 2012, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$89 thousand, US$485 thousand and US$499 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2011 and 2012 was US$790 thousand and US$1,305 thousand, respectively. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2012:

Tax Jurisdiction	Tax Years
SMI Taiwan	2007 and onward
FCI	2007 and onward
SMI USA	2007 onward

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

Dividends

Although no dividends were declared in our fiscal years ended 2010, 2011 or 2012, on January 22 and April 23, 2013, the Company announced that the Company’s board of directors had authorized a quarterly dividend of $0.15 per ADS. This dividends were paid on March 4 and May 14, 2013 to all of the Company’s shareholders of record as of February 21 and May 6, 2013. Future dividends, if any, on the Company’s outstanding ADSs and ordinary shares will be declared by and subject to the discretion of the Company’s board of directors. If the Company’s board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Any future dividend the Company declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of the Company’s ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend the Company declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Transfer of Additional Paid-in Capital

As of December 31, 2009, the accumulated deficit amounted to US$11,885 thousand. Pursuant to Section 34 of the Cayman Companies Law and the Articles of Incorporation of the Company, amounts standing to the credit of the Company’s share premium account may be applied as determined by the Company and the board of the directors to pay off prior year losses. On October 20, 2010, the board of directors resolved that an amount of US$11,885 thousand standing to the credit of the Company’s share premium account be applied to eliminate the accumulated deficit from prior years. Accordingly, transfer of additional paid-in capital in the amount of US$11,885 thousand to eliminate accumulated deficit from prior years was reflected in the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2010.

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

Restricted stock units are converted into shares of the Company’s ordinary shares upon vesting on one-for-one basis. The vesting of restricted stock unit is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s ordinary share on the date of the grant, and compensation is recognized on a straight-line basis over the requisite service period. The Company’s restricted stock units are considered non-vested share awards as defined under ASC 718.

In April 2010, the Company’s Board of Directors and Compensation Committee approved an employee stock option exchange program that required certain employees to exchange eligible stock options for a lesser number of new stock options that have approximately the same fair values as the options surrendered. Eligible options included stock options granted between August 17, 2005 and July 31, 2008 that had an exercised price above US$1.85. In 2010, 4,369 thousand eligible stock options were exchanged for 3,785 thousand new stock options granted. The new stock options have an exercise price of US$1.47, which was equal to the market price of the Company’s ordinary share on April 26, 2010, the date eligible stock options were surrendered and new stock options granted. The new stock options were issued under the 2005 Plan and are subject to its terms and conditions. The new stock options will continue to vest according to the original vesting schedule. Using the Black-Scholes option pricing model, the Company determined that the fair value of the surrendered stock options on a grant-by-grant basis was approximately equal, as of the date of the exchange, to the fair value of the new stock options granted, resulting in insignificant incremental share-based compensation.

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan, and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2010	13,892
Restricted stock units granted	(3,817)
Option and restricted stock units forfeited	2,244

Available for grant at December 31, 2010	12,319
Restricted stock units granted	(6,387)
Option and restricted stock units forfeited	574

Available for grant at December 31, 2011	6,506
Restricted stock units granted	(1,461)
Option and restricted stock units forfeited	291

Available for grant at December 31, 2012	5,336

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2012	1,849	1.47
Options forfeited	—	—
Options exercised	(152)	1.47

Outstanding at December 31, 2012	1,697	1.47	3.14

Options vested and expected to vest after December 31, 2012	1,697	1.47	3.14

Options exercisable at December 31, 2012	1,697	1.47	3.14

No stock options were granted in 2010, 2011 and 2012. The intrinsic value of options exercised, determined as of the date of option exercise, was nil, US$5,797 and US$318 thousand in 2010, 2011 and 2012, respectively.

As of December 31, 2012, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were nil, US$2,294 and US$224 thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

The related tax effect for stock-based compensation benefit (expense) were US$(294) thousand, US$215 thousand, and US$631 thousand for 2010, 2011 and 2012, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2010, 2011 and 2012 was US$349 thousand, US$756 thousand and US$1,560 thousand, respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

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

	Year Ended December 31
	2010	2011	2012
Expected dividend yield	—	—	—
Expected volatility	128.09%-138.10%	—	—
Risk free interest rate	2.60%	—	—
Expected life	0.0-1.26 years	—	—

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

Restricted Stock Units

A summary of the status of restricted stock units and changes during the year ended December 31, 2012 is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2012	11,164	1.99
Restricted stock units granted	1,461	4.55
Restricted stock units vested	(5,316)	1.75
Restricted stock units forfeited	(291)	2.47

Non-vested at December 31, 2012	7,018	2.68	0.83

As of December 31, 2012, there was US$7,349 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31
	2010	2011	2012
	US $	US $	US$
Cost of sales	188	255	375
Research and development	3,242	5,049	7,055
Sales and marketing	1,440	2,060	2,494
General and administrative	1,188	1,514	1,878

	6,058	8,878	11,802

16. COMMITMENTS AND CONTINGENCIES

In 2000, FCI entered into a government grant agreement with Korea’s Ministry of Knowledge Economy (“MKE”) to develop new technologies. The agreement requires FCI, in accordance with the Industrial Technology Development Operation Guideline (“Guideline”) issued by MKE, to repay 20-30% of funds received and accordingly the Company has recorded the repayment obligations as current and long-term payables. The remaining 70-80% of funds received in the amount of US$4,208 thousand were recognized in periods when costs funded by the grant are incurred. If the project is unsuccessful, the agreement requires FCI to repay 100% of the funds received. As of December 31, 2012, FCI had thus far not been required to repay grant funds under the agreement with MKE and FCI has determined that no contingent liabilities were required as of December 31,

2011 and 2012 based on historical experience and assessed probability of project success. In addition, if projects are not successful and FCI is deemed to have conducted the project with due care, we believe it is reasonable that FCI will be released from its repayment obligations.

FCI provided their employees with collateral for personal loans by depositing at a designated bank US$863 thousand and US$ 937 thousand at December 31, 2011 and 2012, respectively. Such amounts were accounted for as restricted cash.

In January 2013, the Company agreed to purchase additional facilities in Hsinchu, Taiwan for approximately NT$164 million (US$5.6 million). The new facilities will be used for research and development. The Company expects to complete this purchase by the end of May 2013.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2017. The Company recognized rent expense for the years ended December 31, 2010, 2011 and 2012 of US$1,067 thousand, US$1,465 thousand and US$1,609 thousand, respectively. The minimum operating lease payments expected under these leases as of December 31, 2012 were US$1,343 thousand, US$624 thousand, US$352 thousand, US$294 thousand, and US$67 thousand for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

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

On May 1, 2005, SMI Taiwan incurred a loss on inventory in the possession of a subcontractor, Advanced Semiconductor Engineering Inc. (“ASE”) due to a fire. On December 12, 2005, SMI Taiwan filed an action against ASE with the Taoyuan District Court in Taiwan. SMI Taiwan alleged that ASE destroyed the wafers which SMI Taiwan had sub-contracted to ASE with the OEM Agreement between SMI and ASE, and that ASE should pay SMI Taiwan a sum of US$2.4 million for damages, an amount exceeding the book value of lost inventory. After consultation with the Company’s outside legal counsel, the Company believed it was highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded US$1.3 million of inventory loss, offset by US$1.3 million of fire loss reimbursement recorded as other receivable, resulting in zero impact to the earnings for the year ended December 31, 2005. In connection with the inventory loss, the Company also recorded US$252 thousand under operating expenses for amounts paid to certain customers for delays in shipments caused by the fire. In December 2006, the Company wrote-off other receivable related to the reimbursement of the fire loss as the collection of which was doubtful. In April 2010, ASE settled with SMI Taiwan by paying a settlement fee of US$1.3 million. On April 28, 2010, the Taoyuan District Court granted a motion to dismiss the claim filed by SMI Taiwan against ASE.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the Plan. In January 2012, we received the first distribution of US$21 thousand.

In 2006, FCI joined with other technology companies and invested in the Pangyo Silicon Park Construction Project Cooperative (“Pangyo Cooperative”) in Korea. In July 2010, FCI, TLi Inc. (“TLI”), OCI Materials Co., Ltd (“OCI”) and other companies withdrew from the Pangyo Cooperative and forfeited 10% of their total investment. FCI believes its loss was caused by bad will actions taken by TLI. In December 2011, FCI and OCI together filed a complaint against TLI at the Suwon District Court in Korea. In April 2013, the court dismissed the plaintiffs’ complaints. The plaintiffs are evaluating whether to appeal.

17. SEGMENT INFORMATION

The Company designs, develops and markets high performance, low-power semiconductor products for the multimedia consumer electronics market. The Company currently operates as one reportable segment. The chief operating decision maker is the Chief Executive Officer.

Net sales by categories:

	Year Ended December 31
Product	2010	2011	2012
	US$	US$	US$
Mobile Storage	92,265	152,838	202,093
Mobile Communications	24,781	56,629	67,564
Other products	15,744	14,378	11,713

	132,793	223,845	281,370

Net sales by geographic area are presented based upon the customer’s bill-to location:

	Year Ended December 31
Country	2010	2011	2012
	US$	US$	US$
Taiwan	50,234	61,174	74,034
United States	13,747	25,535	20,230
Japan	2,334	2,769	5,363
Korea	30,028	78,718	137,797
China	30,093	49,000	37,507
Others	6,357	6,649	6,439

	132,793	223,845	281,370

Major customers representing at least 10% of net sales

	Year Ended December 31
Customers	2010		2011		2012
	US$	%	US$	%	US$	%
Samsung	17,020	13	61,370	28	98,368	35
Netcom	15,217	11	16,521	7	11,584	4

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
Country	2010	2011	2012
	US$	US$	US$
Taiwan	19,014	17,317	16,799
United States	101	91	58
Korea	2,052	2,980	2,226
China	4,340	4,340	4,303

	25,507	24,728	23,386

18. FAIR VALUE MEASUREMENT

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. The fair value of the structure note investments is estimated by the Company using a discounted cash flow model that incorporates transaction details such as contractual terms, maturity and timing and amount of future cash flows, references to the observable market data such as the risk free rate, discount rate and yield rate related to the underlying bond securities as well as unobservable inputs related to liquidity, default likelihood, and credit valuation adjustments. Due to the unobservable inputs are insignificant to the measurement in its entirety, such investments are classified as Level 2 instruments. For the years ended December 31, 2011 and 2012, none of the Company’s assets measured on a recurring basis was determined by using significant unobservable inputs.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2011 and 2012:

December 31, 2011

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading Bond funds	2,980	—	—	2,980

December 31, 2012

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — designated at the fair value Structured note	—	14,882	—	14,882

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the year ended December 31, 2010 (nil in 2011 and 2012) and please refer to Note 2, “Summary of Significant Accounting Policy” and Note 10, “Goodwill and Acquired Intangible Assets” for the significant assumption were used.

December 31, 2010

	December 31, 2010	Level 1	Level 2	Level 3	Total Losses
	US$	US$	US$	US$	US$
Long-term investments cost method	185	—	—	185	230

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

19. SUBSEQUENT EVENTS

On January 22, 2013, the Company announced a share repurchase program under which the Company, or one of its affiliates, may repurchase up to US$40 million of its American Depositary Shares (“ADS”). Repurchases under the program may be conducted at any time during the period commencing January 22, 2013 and extending through January 21, 2014. The program does not obligate the Company to acquire any particular amount of ADS and the program may be modified or suspended at any time at the Company’s discretion. The repurchases will be made in the open market, in privately negotiated transactions, or in structured share purchase programs and will be funded from available working capital.

Separately, the board of directors of the Company has declared its first two quarterly dividends each in the amount of US$0.15 per ADS. The first quarterly dividend was declared on January 22, 2013 and was paid on March 4, 2013 to all shareholders of record as of February 21, 2013. The second quarterly dividend was announced on April 23, 2013 and will be paid on May 14, 2013 to all shareholders of record on May 6, 2013.