Form 20-F/A
period 2012-12-31
Silicon Motion Technology CORP
filed 2013-05-29
CIK 1329394

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 130,040,340 ordinary shares as of December 31, 2012, US$0.01 par value per share.

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

This Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on April 30, 2013 (the “2012 Form 20-F”), is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. In accordance with the applicable grace period, the Interactive Data File disclosure in Exhibit 101 is being furnished less than 30 days after the original filing of the 2012 Form 20-F.

Other than as expressly set forth above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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

Date: May 28, 2013