Form 20-F
period 2013-12-31
Silicon Motion Technology CORP
filed 2014-04-30
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 131,630,180 ordinary shares as of December 31, 2013, US$0.01 par value per share.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Korea Won” are to the legal currency of South Korea;

•	“Nasdaq” are to the Nasdaq Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including but not limited to (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation, (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA, and (iii) FCI Inc., incorporated in Korea, or FCI.

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD and Ferri-eMMC are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

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

One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. We cannot assure you that we will attain any meaningful estimates or maintain profitability or that the assumptions on which they are based are reliable.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	88,540	132,793	223,845	281,370	225,308
Cost of sales	52,173	70,605	115,806	149,650	118,698

Gross profit	36,367	62,188	108,039	131,720	106,610
Operating expenses (income):
Research and development	34,354	33,772	40,501	50,975	46,460
Sales and marketing	12,108	11,936	14,537	15,919	13,597
General and administrative	14,221	9,652	11,323	12,156	11,250
Amortization of intangible assets	5,784	2,081	694	—	—
Impairment of goodwill and long-lived assets (1)	37,398	—	—	—	—
Gain from settlement of litigation (2)	—	(1,273)	—	—	—

Total operating expenses	103,865	56,168	67,055	79,050	71,307

Operating income (loss)	(67,498)	6,020	40,984	52,670	35,303

	Year Ended December 31,
	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Total non-operating income (loss)	(2,495)	(11,777)	6,232	1,664	1,845
Income (Loss) before income taxes	(69,993)	(5,757)	47,216	54,334	37,148
Income tax expense (benefit)	242	(519)	5,747	7,116	9,772

Net income (loss)	(70,235)	(5,238)	41,469	47,218	27,376

Weighted average shares outstanding:
Basic	110,694	116,159	123,082	129,259	132,259

Diluted	110,694	116,159	129,370	134,504	134,567

Earnings (Loss) per share:
Basic	(0.63)	(0.05)	0.34	0.37	0.21

Diluted	(0.63)	(0.05)	0.32	0.35	0.20

Earnings (Loss) per ADS (3):
Basic	(2.54)	(0.18)	1.35	1.46	0.83

Diluted	(2.54)	(0.18)	1.28	1.40	0.81

(1)	Impairment of goodwill and long-lived assets relating to FCI and Centronix (selected parts of Centronix mobile TV business of Korea Information Engineering Services Co., Ltd.) acquisitions.
(2)	Gain from favorable settlements of litigation with Advanced Semiconductor Engineering Inc. in 2010.
(3)	Each ADS represents four ordinary shares.

	As of December 31,
	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	61,006	53,889	88,763	154,734	161,720
Other current assets	36,167	63,211	90,817	103,678	84,819
Working capital	72,634	89,333	136,856	202,015	205,872
Long-term investments	491	185	178	178	133
Property and equipment, net	24,171	25,507	24,728	23,386	30,195
Goodwill and intangible assets, net	38,077	35,996	35,458	35,472	35,474
Other non-current assets	8,153	8,716	7,382	4,298	4,422
Total assets	168,065	187,504	247,326	321,746	316,763
Total liabilities	28,315	30,143	45,826	59,480	46,066
Total shareholders’ equity	139,750	157,361	201,500	262,266	270,697

Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	9,456	(11,987)	54,261	69,236	49,128
Net cash provided by (used in) investing activities	(1,486)	(9,894)	(13,947)	(4,749)	(12,815)
Net cash provided by (used in) financing activities	556	—	2,294	224	(29,493)
Depreciation and amortization	5,011	4,775	5,580	5,881	6,429
Capital expenditures	(3,053)	(4,339)	(4,916)	(4,280)	(12,772)

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

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry;

•	decreases in demand for consumer electronics products, including smartphones and tablets, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demand, market adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory from educations in fab capacity and fabs operating at lower utilization rates;

•	changes in the relative sales mix of our products;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on an order-to-order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

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

Our operating results and stock price may be adversely affected by worldwide economic uncertainties including political and social instability and industry-specific conditions in the markets we operate.

Disruptions or uncertainties in the economy, including any political and social instability may lead consumers and business to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Furthermore, we operate primarily in the semiconductor industry, which is cyclical in nature and subject to evolving industry standards. In the past, the semiconductor industry has experienced significant downturns characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to deliver products to our customers. An increasing number of our products are being incorporated into consumer electronic products, which are subject to significant seasonality and fluctuations in demand. Economic volatility can cause extreme difficulties for our customers and vendors in accurately forecasting and planning future business activities. This unpredictability could cause our customers to reduce spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times our customers and vendors may face challenges in gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. The accurate forecasting and planning for our operations heavily rely on these worldwide economic and industry-specific conditions, the volatility and uncertainties associated with these factors may adversely affect our results of operation in a material manner.

Since we have limited visibility as to the sales volume by our customers of devices using our products, our ability to accurately forecast future demand for and sales of our products is limited.

The majority of our products are integrated into devices that are sold directly or indirectly into consumer electronics markets which are difficult for us to accurately forecast as consumer electronics demand is subject to significant seasonality and fluctuations. Also, as significant portion of our quarterly sales are from orders received and fulfilled in that quarter, our visibility as to expected orders from our customers in subsequent periods and for any extended period of time is limited. Additionally, we depend upon our customers’ procurement forecasts in order to forecast demand for our products. Our customers’ procurement forecast may be subject to change and failure to accurately forecast demand for our products and which in turn may result in lost sales or excess inventory and associated reserves or write-downs for our operations. Any of the aforementioned factors could affect our ability to accurately forecast future demands for and sales of our products and thereby harm our business, financial condition and operating results.

If demand for our products declines in the major end-markets that we serve, our sales, net revenue and earnings will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness of the devices incorporating our products that our customers and vendors offer to the end-markets. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and embedded solid state storage solutions used in consumer electronics, such as smartphones, tablets, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices in the end-market may decrease the demand for our semiconductor solutions and may result in a significant decrease in our revenues and earnings. Consumer electronic devices that use our components rapidly change as product capabilities are upgraded or new classes of products are introduced, and these changes may result in a significant reduction in demand for our products. We can not give any assurance that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our sales, net revenue and earnings.

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

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that such products will be successful after our acquisition, will not cannibalize sales of our existing products, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues.

In April 2007 we completed the acquisition of FCI, a privately-held Korea-based fabless IC company focused on mobile TV and wireless communications RF applications, in November 2007 we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. (“Centronix”) and in October 2011 we acquired select assets of BTL Systems, Inc. (hereafter “BTL”) The products from our FCI, Centronix and BTL acquisitions comprise our mobile communications product line. In the fourth quarter of 2009, we determined that goodwill and certain long-lived assets relating to our mobile communication product line were impaired and recorded an impairment charge of US$37.4 million. See “We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate” below. Risks arising from these or other future acquisitions could include among other things:

•	our ability to accurately assess the business and prospects of an acquisition or the anticipated benefits of an acquisition;

•	delays in or failure to complete the development and application of the acquired technologies or products;

•	timing of the rollout and adoption of new applications and technology standards;

•	our ability to successfully integrate acquired technologies, operations and personnel;

•	failure to achieve projected results of an acquisition or inability to realize the anticipated benefits of an acquisition;

•	disruption of our ongoing business;

•	diversion of management and employees’ attention from other business activities;

•	risks associated with entering into a geographic region or business market in which we have little or no prior experience and specifically managing personnel in these regions;

•	difficulties in establishing and maintaining uniform standards, controls, policies and procedures;

•	deficiencies in the internal control of any acquired company resulting in a material weakness in our overall internal control;

•	our ability to recover costs of the acquisition or investment;

•	amortization expenses and large and immediate write-offs;

•	impairment charges related to goodwill or other assets;

•	negative impact on our relationships with customers, vendors, suppliers or contractors;

•	inability to retain key employees of an acquired business; and

•	potentially dilutive issuance of equity securities.

In addition, future acquisitions could result in the incurrence of debt or contingent liabilities, adverse tax consequences, deferred compensation charges, dilution to future earnings, and large fees for professional advisor services, any of which could negatively impact our financial conditions or results of operations and could cause our stock price to decline. We may be unable to identify suitable acquisition candidates or investment opportunities or consummate any such transactions on terms and conditions that are acceptable to us, if at all.

We depend on a small number of customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 51%, 61% and 65% of our net revenue in 2011, 2012 and 2013, respectively. Sales to one customer in 2011 and 2012 and two customers in 2013 accounted for 10% or more of our net revenue, represented 28%, 35% and 46% of our net revenue in 2011, 2012 and 2013, respectively. In 2011 and 2012, the significant customer was Samsung and in 2013, Samsung and SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

During many periods in past years, some of our customers have indicated that they were unable to acquire enough NAND flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased or are planning to increase manufacturing capacity for flash memory. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. Because flash memory is a key component in many of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer controllers from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

We operate in a rapidly changing industry, and our failure to anticipate and respond quickly to changing industry trends relating to technology, standards, and consumer demand could adversely affect our growth and profitability.

We operate in an intensely competitive industry that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive. To compete successfully, we must maintain a successful R&D effort, develop new products and production processes, and improve our existing products and processes at the same pace or ahead of our competitors. Many types of events could have a variety of negative effects on our overall competitive position and our financial results, such as reducing our revenue, increasing our costs, lowering our gross margin percentage, lowering our operating profitability and requiring us to recognize impairments on our assets. We may not be able to develop and market new products successfully, new markets at which our products target may not grow as expected, the products we invest in and develop may not be well received by customers, and products developed and new technologies offered by others may affect demand for our products.

Currently, a significant majority of our sales are controllers used in NAND flash memory storage devices. If new technologies for storing digital media are developed that compete with flash memory technology or render it obsolete and if we are not able to shift our product offerings accordingly, demand for our products would likely decline and our business would be materially and adversely affected.

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

We may be unsuccessful in developing and selling new products or in penetrating new markets required to maintain our competitiveness or expand our business.

We expect that a high percentage of our future sales will come from sales of new products. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions and products with short life cycles. The markets for some of these products are extremely competitive and may entail technologies that are new, immature and/or unpredictable to us. These markets and our endeavors to meet the markets may not develop into profitable opportunities and we have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance and generate returns that we had expected. Recently, we have made significant investments in eMMC and Solid State Drive (“SSD”) controller technologies and LTE transceiver technology. Failure to grow our eMMC, SSD and LTE products or to recoup on our investments in these technologies could materially adversely affect our results of operations and future business outlook. As a result, it is difficult to anticipate our future revenue streams from, or provide assurances on the success and the sustainability of, our new products.

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

In addition, if any other members of our senior management or any of our other key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan, China or Korea, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan, China, or Korea due to constant evolving nature of the Taiwanese, Chinese, or Korean legal systems.

We may not be able to deliver our products on a timely basis if our relationships with our suppliers, our semiconductor foundries or our assembly and test subcontractors are disrupted or terminated.

We do not own or operate semiconductor fabrication facilities. Instead, we rely on third parties to manufacture our semiconductors. Two outside foundries, Taiwan Semiconductor Manufacturing Company (“TSMC”) and Semiconductor Manufacturing International Corporation (“SMIC”), with fabs in Taiwan, Singapore, and China currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, availability of wafers and other raw materials, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

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

After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield that involves our quality assurance team working closely with subcontractors in the various phases of the assembly and testing processes. We also emphasize a strong supplier quality management practice through which our quality assurance team pre-qualifies our manufacturing suppliers and subcontractors. However, despite our efforts to strengthen supplier quality management, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

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

As of March 31, 2014, we had 433 patents and 790 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

We face competition from a large number of competitors in each of our target markets. Our competitors in our mobile storage market include Alcor Micro, ASolid, LSI, Marvell, Phison, and Skymedi. In the mobile communications market, the companies with whom we compete include I&C and Raontech. We also face competition from our customers’ internal products and expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of intellectual property infringement in circumstances where our products are a factor in creating infringement exposure. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. In the contracts under which we sell semiconductor products, we may have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property. In some of our licensing agreements, we have agreed to indemnify the licensee against losses arising out of or related to our conduct or services. We cannot assure you that claims for indemnification will not be made or that these claims would not have a material and adverse effect on our business, operating results or financial condition.

We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate.

We are required to perform testing for impairment losses relating to long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. Through our acquisitions of FCI and other assets, we acquired core technology, customer relationships, goodwill and other intangible assets. The carry value of goodwill relating to these acquisitions must be assessed for impairment at least on an annual basis. In November 2009, we recorded US$6.6 million of impairment charges relating to our long-lived assets. Additionally, in November 2009, as a result of our annual impairment assessment of the carrying value of goodwill, we determined that the goodwill balance was impaired, and wrote down the goodwill balance by US$30.8 million. As of December 31, 2013, we had goodwill associated with our acquisitions of US$35.5 million. Although we recorded an impairment on goodwill and other long-lived assets in 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods and may record further impairment charges if sales of our LTE transceivers and mobile TV SoCs do not grow as expected.

We have not made any passive investments in private companies since February 2007. If the companies in which we have invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in past years. These and future impairment charges could have a material and adverse impact on our operating results. In 2011, 2012 and 2013, there were no impairments recorded.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2013 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

Laws and regulations to which we are subject, as well as customer requirements in the area of environmental protection and social responsibility, could impose substantial costs on us and may adversely affect our business.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products. In addition, we are also subject to various industry requirements restricting the presence of certain substances in electronic products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations. If we violate or fail to comply with any of them, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions.

Recently there has been increased focus on environmental protection and social responsibility initiatives. We may be required or choose to implement various standards or processes due to the adoption of rules or regulations that result from these initiatives, such as the recently adopted United States rules on the disclosure of the use of “conflict minerals.” Our customers may also require us to implement environmental or social responsibility procedures or standards before they will continue to do business with us or order new products from us. Our adoption of these procedures or standards could be costly, and our failure to adopt these standards or procedures could result in the loss of business, fines or other costs.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply-demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	announcements by us, our competitors, our customers, or their other suppliers of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•	the payment or non-payment of cash dividends at the discretion of our board of directors;

•	the announcement and implementation of share repurchase programs;

•	announcements by us or our competitors of significant acquisitions, divestitures or partnerships; and

•	actual or anticipated changes in the global economic or industry outlook.

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

There can be no assurance that we will continue to declare cash dividends on a quarterly basis, if at all or in any particular amounts.

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in the second, third and fourth quarters of 2013, as well as the first quarter of 2014, and our Board of Directors recently declared a dividend payment in the second quarter of 2014. The continuation of declaring quarterly dividends or if at all, depends on, among other things, that the dividend payment is in the best interests of our shareholders, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the board of directors may deem relevant. The decision of any declaration of dividend payment, the amount and the frequency of such, if at all, is the discretion of our Board of Directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

If we are characterized as a passive foreign investment company, U.S. Holders may experience adverse tax consequences.

Based on the present and projected composition of our income and valuation of our assets, we believe we are not currently classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will generally be classified as a PFIC for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. If we are characterized as a PFIC, U.S. Holders may experience adverse tax consequences. See “ ITEM 10. ADDITIONAL INFORMATION -Taxation-United States Federal Income Taxation.”

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. We are headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Korea, and Taiwan. We generated 89%, 93% and 90% of our revenue in 2011, 2012 and 2013, respectively, from sales to customers outside the United States. International operations are subject to many other inherent risks, including but not limited to:

•	international economic and political conditions, such as political tensions between countries in which we do business (please also refer to Risk Factors relating to Taiwan and Korea);

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	complying with a variety of foreign laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	cultural differences in the conduct of business;

•	inadequate local infrastructure that could result in business disruptions;

•	exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	adverse taxes rules, regulations and penalties; and

•	Other factors beyond our control such as nature disasters, terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome, the Avian influenza, and the Swine influenza.

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

While we also, through our acquisition of FCI, maintain substantive operations in Korea, our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, most of our foundries and assembly and testing suppliers such as TSMC, SMIC, Advanced Semiconductor Engineering Group (“ASE”), Siliconware Precision Industries Co., Ltd. (“SPIL”), Taiwan IC Packing Corp. (“TICP”), King Yuan Electronics Corp. (“KYEC”), and Youngtek Electronics Corp. (“YTEC”) are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan or China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s “One China” policy. On March 14, 2005, the National People’s Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack Taiwan in order to block moves by Taiwan toward formalizing independence.

Past and recent developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies or companies with significant business activities in Taiwan. We cannot assure you any contentious situations between Taiwan and China will always resolve in maintaining the current status quo or remain peaceful. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our ADSs.

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

History and Development of the Company

Silicon Motion Technology Corporation (“Silicon Motion”) is a corporation which was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”) in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired FCI Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in Korea. In 2011, we established Silicon Motion BV in the Netherlands with the purpose of expanding our business activities in Europe, as well as to provide supervisory, financing, legal support, accounting services and shareholding for our businesses in other parts of the world.

Our principal executive offices are located at 8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. The address of our United States subsidiary, Silicon Motion, Inc. is 1591 McCarthy Blvd., Milpitas, CA 95035. Our ADSs have been listed and traded on Nasdaq since June 2005.

Subsidiaries of the Company

Below is a list of subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
FCI Inc.	Korea
Silicon Motion BV	The Netherlands
Silicon Motion K.K.	Japan
Silicon Motion Korea Ltd.	Korea
Silicon Motion Technology Corp (HK)	Hong Kong
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
Silicon Motion, Inc. (Beijing)	China
Silicon Motion, Inc. (Shanghai)	China
Silicon Motion, Inc. (Shenzhen)	China

Overview

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to original equipment manufacturers (“OEMs”) and other customers in the mobile storage and mobile communications markets. Our products are widely used in smartphones, tablets, notebooks, desktop PCs and industrial and commercial applications.

For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. More NAND flash products, especially next generation flash, whether produced by Samsung, SanDisk, Toshiba, Micron or SK Hynix are supported by Silicon Motion controllers than any other company. We are the leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets and are increasingly focused on client SSDs controllers for PCs and other applications.

For the mobile communications market, our key products are handset transceivers and mobile TV SoCs. We are a dedicated provider of 4G LTE transceivers for Samsung’s smartphones and tablets.

We market our mobile storage products under the “SMI” brand and mobile communications products under the “FCI” brand and sell our semiconductor solutions to leading OEMs and module makers worldwide. Our customers include industry leaders such as Micron, Samsung, SK Hynix, Sony, and Transcend. We sell our products through our direct sales force and distributors.

Industry Background

We operate in the semiconductor industry and primarily focus on designing, developing and marketing: (i) controllers for managing NAND flash used in embedded storage applications such as eMMC embedded memory and SSDs and removable storage applications such as flash memory cards and USB flash drives, and (ii) specialty RF ICs used in smartphones and tablets such as LTE transceivers and mobile TV SoCs.

NAND Flash Controllers

NAND flash is a type of non-volatile digital data storage technology that does not require power to retain data and has become the primary semiconductor technology for mass digital data storage. The benefits of NAND flash includes high data storage capacity at low cost per bit, fast data read and write access time, low operating power requirements, and is shock resistant. NAND flash is widely used for embedded and removable data storage in mobile consumer electronic devices such as smartphones, tablets, digital cameras, and notebook PCs and more recently is also being used in commercial-grade, industrial-grade, and enterprise-grade equipment. The NAND flash market is large and has grown rapidly, and the leading suppliers of NAND flash are Intel, Micron, Samsung, SanDisk, SK Hynix, and Toshiba.

All NAND flash storage devices require a controller and almost all storage devices use a discrete controller IC. Key functions of a flash memory controller include:

•	managing the interfacing of the NAND flash in the flash memory storage product with the host device;

•	ensuring data reliability in NAND flash by detecting and correcting individual bit errors in the NAND flash caused by read/write disturbance and adjacent cell interference;

•	ensuring data integrity in NAND flash by mapping bad blocks and preventing bad blocks from being used for storing data;

•	maximizing the life of NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalize the use of all the memory cells;

•	enhancing the sequential and random read and write performance of NAND flash by utilizing two-plane architecture, interleaving, or other technologies;

•	preventing data loss during sudden, unexpected host device power failures with advanced power cycling solutions;

•	implementing security features to protect software code, personal data and multimedia digital rights; and

•	ensuring that flash memory storage solutions are compatible with host devices.

We believe that our controllers are designed to meet the specifications of the majority of NAND flash currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Most of our controllers support two-bits per cell MLC and three-bits per cell MLC NAND flash, which is also known as Triple-Level Cell (“TLC”) NAND flash. Our controllers also support NAND flash designed and fabricated at all the primary process geometries, including the most advanced process geometries.

Mobile Device Specialty RF ICs

The RF IC industry is large and fragmented and encompasses several major markets, such as mobile connectivity, broadcast TV, and broadband data. Since major markets demand large supplies of standard solutions, these markets are intensively competitive and are dominated by large semiconductor companies with significant engineering, financial, intellectual property, and other resources. Within and outside of the traditional major markets are niche and customs solutions sub-markets. We have significant RF, analog, and mixed signal IC design expertise and experience relating to several key sub-markets:

•	LTE transceivers. Custom-designed LTE transceiver solutions specifically for Samsung for pairing with Samsung LTE baseband ICs; and

•	Mobile TV SoCs. Tuner plus demodulator SoCs for T-DMB and ISDB-T, specifically 1-Seg, Full-Seg, and ISDB-Tmm.

Our Markets and Products

We design, develop and supply a portfolio of products that address two main markets, mobile storage and mobile communications. In the mobile storage market we provide products for both the embedded storage and the removable storage market segments. The following is a brief description of each of our markets and key products.

Mobile Storage Market

Embedded Storage Market

Embedded memory controllers. Embedded NAND flash-based storage devices, especially eMMC embedded memory, have become very common as memory solutions for smartphones, tablets, and other consumer electronics devices. We provide controllers for eMMC and its derivative multi-chip package (“MCP”) embedded memory, which combine NAND flash and mobile DRAM in an integrated solution. We also develop and supply controllers for other embedded memory solutions, such as those based on the USB flash drive and Secure Digital (“SD”) interface. In addition to providing consumer-grade embedded memory controllers to our customers, we also supply commercial-grade and industrial-grade products.

SSD controllers and solutions. SSD is a next generation storage technology designed to replace or compliment hard disk drives. SSDs are potentially faster in terms of data read and write speed, are more durable and not prone to mechanical malfunction, more power efficient, generate less heat, and are quieter and smaller in form factor. We provide SATA 6Gb/s SSD controllers for both NAND-cache SSDs and full-size client SSDs. We also provide controllers for single-chip SSDs and IDE/PATA disk-on-modules (“DOMs”), which are commonly used in industrial applications. In addition to controllers, we also offer Ferri single-package SSD solutions, small single-chip SSDs with either a standard SATA, PATA or eMMC interface in a BGA form factor that allows for easy integration of this embedded storage into industrial-grade or commercial-grade devices and applications.

Removable Storage Market

Flash memory cardcontrollers. We believe we offer the broadest line of high-performance controllers for all major flash memory card formats, including Compact Flash (“CF”), SD and Memory Stick (“MS”). For SD cards, we offer controllers for (i) different physical card sizes, such as SD card’s miniSD card and microSD card, (ii) different speed class, which refer to how quickly information can be read from, or written to, the card, including the significantly faster Secure Digital High Capacity (“SDHC”) and Secure Digital eXtended Capacity (“SDXC”) cards that use the Ultra High Speed (UHS) bus, (iii) different storage capacities, including the significantly higher-capacity SDHC and SDXC cards, which also have faster speed and added capabilities. Smaller form factor cards are primarily used for smartphones and larger form factor cards are more often used in digital cameras.

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

Mobile Communications Market

Mobile TV SoCs. Our products include integrated mobile TV tuner plus demodulator SoCs for mobile phones and other portable devices. Our solutions are designed for many mobile TV broadcast standards, especially T-DMB for the Korean market and ISDB-T for the Japanese and South American markets.

LTE transceivers. We offer 4G LTE transceivers that are designed to specifically support Samsung LTE baseband solutions. Our high performance, low power, multi-mode diversity LTE and LTE-Advanced transceivers support GSM, GPRS, EDGE, HSPA, HSPA+, and TD-SCDMA, in addition to FDD-LTE and TD-LTE.

Our Customers

We sell our semiconductor solutions to leading OEMs and module makers, worldwide. We provide our high performance flash memory storage controller to companies such as Netcom, Micron, Samsung, SK Hynix, Sony and Transcend. We are a leading supplier of controllers used in eMMC embedded memory used in smartphones and tablets manufactured by the handset and tablet industry’s leading OEMs and a leading supplier of controllers used in flash memory cards and USB flash drives. We provide our innovative mobile communications ICs primarily to Samsung. We supply our LTE transceivers to Samsung and mobile TV SoCs to Samsung and other Korea handset OEMs.

Sales to our five largest customers represented approximately 51%, 61% and 65% of our net revenue in 2011, 2012 and 2013, respectively. Sales to one customer in 2011 and 2012 and two customers in 2013 accounted for 10% or more of our net revenue, represented 28%, 35% and 46% of our net revenue in 2011, 2012 and 2013, respectively. In 2011 and 2012, the significant customer was Samsung and in 2013, Samsung and SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 77% of our sales in 2011, 82% of our sales in 2012 and 83% of our sales in 2013 were attributable to our direct sales force while the remainder was attributable to distributors.

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

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, digital, mixed-signal and RF IC design, and software engineering. As of March 31, 2014, we had 433 patents in China, Japan, Korea, Taiwan, and the United States and 790 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

We believe technology research and product development are essential to our growth. Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea, Shanghai and Shenzhen, China and Milpitas, California. Our facilities in Milpitas focus primarily on graphics products, our facilities in Seoul focus primarily on our specialty RF IC products, our facilities in Hsinchu and Taipei focus primarily on our NAND flash controller products, and our facilities in Shanghai and Shenzhen focus primarily on specific product requirements of our customers in China.

Our research and development expenses were approximately US$40.5 million, US$51.0 million and US$46.5 million for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Wafer fabrication. TSMC and SMIC are currently our primary foundries that manufacture most of our semiconductors. We use their fabs in Taiwan, Singapore, and China to fabricate our devices using mature and stable CMOS process technology, primarily with line-widths from 55 to 160 nanometers. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as ASE, SPIL, TICP, KYEC, and YTEC in Taiwan and Amkor in Korea as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

Our competitors in our mobile storage market include Alcor Micro, ASolid, LSI, Marvell, Phison, and Skymedi. In the mobile communications market, the companies with whom we compete include I&C and Raontech. We also face competition from some of our customers, such as Samsung.

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

As of March 31, 2014, we held 433 patents in the United States, Taiwan, and other countries and have 790 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” and “Ferri-eMMC” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

Our corporate headquarters are located in Hsinchu, Taiwan. As of the date of this annual report, we own this 137,700 square feet facility, which houses our management and administration, operations, and research and development departments. In Taiwan, we also lease premises in Taipei, occupying approximately 50,500 square feet of floor space, which houses our sales and marketing, as well as research and development departments.

In addition to these facilities in Taiwan, in 2008 we purchased a facility in Shanghai, China with an aggregate floor space of approximately 15,900 square feet. We lease facilities in Seoul, Korea; Shenzhen, and

Beijing, China; Milpitas, California; and Yokohama, Japan for research and development, sales and marketing, and administration. These facilities in aggregate consist of approximately 63,000 square feet of floor space with lease terms expiring at various dates between 2015 and 2019.

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

General Information

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. Our products are widely used in smartphones, tablets, digital cameras, notebooks, desktop PCs and industrial and commercial applications.

For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. More NAND flash products, especially next generation flash, whether produced by Samsung, SanDisk, Toshiba, Micron or SK Hynix are supported by Silicon Motion controllers than any other company. We are the leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets and are increasingly focused on client SSD controllers for PCs and other applications.

For the mobile communications market, our key products are handset transceivers and mobile TV SoCs. We are a dedicated provider of 4G LTE transceivers for Samsung’s smartphones and tablets.

We market our mobile storage products under the “SMI” brand and mobile communications products under the “FCI” brand and sell our semiconductor solutions to leading OEMs and module makers worldwide. Our customers include industry leaders such as Micron, Samsung, SK Hynix, Sony, and Transcend. We sell our products through our direct sales force and distributors.

Our revenue growth and product mix has been constantly evolving due to continued technological advancement of solid state storage solutions using NAND flash and the introduction of new consumer electronics devices with more advanced capabilities. Historically, controllers for removable flash memory cards used in mobile phones and digital cameras provided the majority of our revenue. Recently, a growing portion of our revenue growth have come from controllers for SSDs and embedded memory, specifically eMMC embedded memory used in smartphones and tablets. In 2013, our SSD and embedded product sales accounted for almost half our overall NAND flash controller sales and exceeded the sales of our card controllers and USB flash drive controllers. We believe that over the next few years, as the market for devices using SSDs and embedded memory further expands, the majority of our revenue could come from these new growth products. We continue to focus on adapting our business to the changing end-markets for NAND flash memory and aligning our resources accordingly. We have no assurance that our SSD and embedded memory products will grow consistently over the next few years, or at all.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. The semiconductors that we sell are primarily for mobile storage and mobile communications markets. Net sales generated by these product groups for the periods indicated are as follows:

	Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage (1)	152,838	68	202,093	72	185,488	82
Mobile Communications (2)	56,629	25	67,564	24	31,022	14
Others (3)	14,378	7	11,713	4	8,798	4

Total	223,845	100	281,370	100	225,308	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, and eMMCs.
(2)	Includes mobile TV IC solutions and handset transceiver ICs.
(3)	Includes embedded graphics processors, demo boards, and non-recurring engineering income.

For the years ended December 31, 2011, 2012 and 2013 we derived approximately 27%, 26%, and 21% respectively, of our net sales from customers located in Taiwan and approximately 11%, 7%, and 10% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2011	2012	2013
Country
Taiwan	27%	26%	21%
Korea	35%	49%	51%
China	22%	13%	13%
United States	11%	7%	10%
Others	5%	5%	5%

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2011	2012	2013
Currency
U.S. dollars	89%	93%	97%
NT dollars	4%	—	—
Korean won	7%	7%	3%

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

In Taiwan, we have received tax exemptions from the government that are valid for a number of years and for certain income streams relating to the expansion of production capacity or the development of new technologies. We also receive significant amounts of tax credits for applicable research and development expenses incurred in Korea. Because of these and other tax benefits, the effective tax rates of our Taiwan and Korea operations have been lower than statutory tax rates. See “Risk Factors — Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income” for the risks relating to our ability to enjoy favorable tax policies of the Taiwanese and Korean governments.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. We reserved approximately US$4.0 million, US$0.3 million and US$1.3 million in 2011, 2012 and 2013, respectively, for estimated sales returns and discounts, representing approximately 1.8%, 0.1% and 0.6% of our gross sales for those respective periods

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, price protection allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. The amount of our reserve for price adjustments to distributors is minimal.

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

Our allowance for trade-related doubtful accounts were approximately US$2.6 million, US$1.6 million and US$1.3 million as of December 31, 2011, 2012 and 2013, respectively, representing approximately 6.0%, 4.1% and 3.8% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down US$4.6 million, US$1.6 million and US$2.5 million in 2011, 2012 and 2013, respectively, for estimated obsolete or unmarketable inventory.

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

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. No impairment losses were recognized in 2011, 2012 and 2013.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s net assets at year end. No impairment losses were recognized in 2011, 2012 and 2013.

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

In 2011, 2012 and 2013, no impairment charges were recorded. The assessment was based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

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

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2011, 2012 and 2013 was US$2.7 million, US$3.5 million and US$5.8 million, respectively, excluding accrued interest and penalties. As of December 31, 2012 and 2013, US$1.3 million and US$1.4 million of interest and penalties were accrued. Fiscal years 2007 through 2013 remain subject to examination by the US Internal Revenue Service. Fiscal years 2008 through 2013 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 13 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2013.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Net sales	100.0%	100.0%	100.0%
Cost of sales	51.7	53.2	52.7

Gross profit	48.3	46.8	47.3

Operating expenses:
Research and development	18.1	18.1	20.6
Sales and marketing	6.5	5.7	6.0
General and administrative	5.1	4.3	5.0
Amortization of intangible assets	0.3	—	—

Total operating expenses	30.0	28.1	31.6

Operating income	18.3	18.7	15.7

	Year Ended December 31,
	2011	2012	2013
Non-operating income (expenses):
Gain from disposal of short-term investments	0.0	0.0	0.0
Unrealized holding gain (loss) on short-term investment	—	(0.0)	—
Interest income	0.3	0.5	0.8
Dividend income	—	0.0	—
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss), net	2.5	0.1	(0.0)
Other income (loss), net	0.0	0.0	0.0

Total non-operating income (loss)	2.8	0.6	0.8

Income (loss) before income taxes	21.1	19.3	16.5
Income tax expense (benefit)	2.6	2.5	4.3

Net income (loss)	18.5%	16.8%	12.2%

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

Net sales.

	Years Ended December 31
	2012		2013
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	202,093	72	185,488	82	(16,605)	(8)
Mobile communications	67,564	24	31,022	14	(36,542)	(54)
Others	11,713	4	8,798	4	(2,915)	(25)

Net sales	281,370	100	225,308	100	(56,062)	(20)

Our net sales decreased 20% year-over-year to approximately US$225.3 million in 2013, primarily because of decreasing mobile storage and mobile communications sales.

Our mobile storage revenue decreased 8% year-over-year primarily because of decreasing card and USB flash drive controller sales, partially offset by strong eMMC and SSD controller sales. Mobile communications revenue decreased 54% because of decreasing LTE transceiver sales relating to our customer’s product transition.

Gross profit.

	Years Ended December 31
	2012		2013
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	131,720	47	106,610	47	(25,110)	(19)

Gross profit as a percentage of net sales was unchanged at 47% in 2013 as compared to 2012. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue increased from 47% in 2012 to 48% in 2013.

Research and development expenses.

	Years Ended December 31
	2012		2013
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	26,423	9	19,333	9	(7,090)	(27)
Stock-based compensation	7,055	3	6,351	3	(704)	(10)
Other research and development	17,497	6	20,776	9	3,279	19

Research and development	50,975	18	46,460	21	(4,515)	(9)

Our research and development expenses decreased 9% year-over-year to approximately US$46.5 million in 2013. Salary and benefits decreased 27% year-over-year to approximately US$19.3 million, primarily because of less compensation expenses in 2013. Stock-based compensation decreased 10% year-over-year to approximately US$6.4 million, primarily because of lower RSU cost in 2013. Other expenses increased 19% year-over-year to approximately US$20.8 million, primarily because of higher IC tape-out and other project expenses in 2013.

Sales and marketing expenses.

	Years Ended December 31
	2012		2013
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	8,897	3	7,411	3	(1,486)	(17)
Stock-based compensation	2,494	1	2,197	1	(297)	(12)
Other sales and marketing	4,528	2	3,989	2	(539)	(12)

Sales and marketing	15,919	6	13,597	6	(2,322)	(15)

Our sales and marketing expenses decreased 15% year-over-year to approximately US$13.6 million in 2013. Salary and benefits decreased 17% year-over-year to approximately US$7.4 million, primarily because of less compensation expenses in 2013. Stock-based compensation decreased 12% year-over-year to approximately US$2.2 million, primarily because of lower RSU cost in 2013. Other sales and marketing expenses decreased 12% year-over-year to approximately US$4.0 million primarily because of less testing fees in 2013.

General and administrative expenses.

	Years Ended December 31
	2012		2013
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	7,428	2	6,330	3	(1,098)	(15)
Stock-based compensation	1,878	1	1,406	1	(472)	(25)
Other general and administrative	2,850	1	3,514	1	664	23

General and administrative	12,156	4	11,250	5	(906)	(7)

Our general and administrative expenses decreased 7% year-over-year to approximately US$11.3 million in 2013. Salary and benefits decreased 15% year-over-year to approximately US$6.3 million, primarily because of less compensation expenses in 2013. Stock-based compensation decreased 25% year-over-year to approximately US$1.4 million, primarily because of lower RSU cost in 2013.

Stock-based compensation

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2012		2013
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	375	—	308	—	(67)	(18)
Research and development	7,055	3	6,351	3	(704)	(10)
Sales and marketing	2,494	1	2,197	1	(297)	(12)
General and administrative	1,878	1	1,406	1	(472)	(25)

Total stock-based compensation	11,802	5	10,262	5	(1,540)	(13)

Total stock-based compensation decreased 13% primarily because of lower RSU cost in 2013.

See Note 15 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Interest income . Our interest income increased to approximately US$1.8 million for the year ended December 31, 2013 from approximately US$1.4 million for the year ended December 31, 2012 because of higher levels of cash and cash equivalents.

Interest expense. Our interest expense increased to approximately US$110 thousand for the year ended December 31, 2013 from approximately US$61 thousand for the year ended December 31, 2012.

Foreign exchange gain (loss). For the year ended December 31, 2013, we had a foreign exchange loss less than US$0.1 million, compared with a foreign exchange gain of US$0.4 million for the year ended December 31, 2012. We do not presently engage in any hedging activities.

Income tax expense (benefit). Our income tax expense was approximately US$9.8 million for the year ended December 31, 2013 compared to an income tax expense of approximately US$7.1 million for the year ended December 31, 2012.

Net income (loss). Net income was approximately US$27.4 million for the year ended December 31, 2013 compare to a net income of approximately US$47.2 thousand million for the year ended December 31, 2012.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

Net sales.

	Years Ended December 31
	2011		2012
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	152,838	68	202,093	72	49,255	32
Mobile communications	56,629	25	67,564	24	10,935	19
Others	14,378	7	11,713	4	(2,665)	(19)

Net sales	223,845	100	281,370	100	57,525	26

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

Interest income . Our interest income increased to approximately US$1.4 million for the year ended December 31, 2012 from approximately US$0.6 million for the year ended December 31, 2011 because of higher levels of cash and cash equivalents.

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

Liquidity and Capital Resources

As of December 31, 2013, we had approximately US$161.7 million in cash and cash equivalents and approximately US$0.7 million in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not currently engage in any currency hedging activities. Our short-term investments consist primarily of trading bond funds.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	54,261	69,236	49,128
Net cash provided by (used in) investing activities	(13,947)	(4,749)	(12,815)
Net cash provided by (used in) financing activities	2,294	224	(29,493)
Depreciation and amortization	5,580	5,881	6,429
Capital expenditures	(4,916)	(4,280)	(12,772)

Operating activities

Our net cash provided by operating activities was approximately US$49.1 million for the year ended December 31, 2013, compared to net cash provided by operating activities of approximately US$69.2 million and US$54.3 million during 2012 and 2011, respectively.

For the year ended December 31, 2013, cash flow provided by operations of US$49.1 million resulted primarily from our net income of US$27.4 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$6.4 million of depreciation and amortization and US$10.3 million of stock-based compensation.

•	Our disposal of short-term investments net of purchase of short-term investments were US$14.1 million.

•	We reduced working capital by US$10.3 million due to declining sales. Inventory increased by US$1.5 million, notes and accounts receivable decreased by US$5.6 million, notes and accounts payable decreased by US$12.0 million, income tax payable increased by US$3.5 million, and other assets net of other liabilities used US$5.9 million of cash.

For the year ended December 31, 2012, cash flow provided by operations of US$69.2 million resulted primarily from our net income of US$47.2 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$5.9 million of depreciation and amortization and US$11.8 million of stock-based compensation.

•	Our purchase of short-term investments net of disposal of short-term investments were US$12.0 million.

•	We increased working capital by US$14.6 million to support increasing sales. Inventory increased by US$1.8 million, notes and accounts receivable decreased by US$2.0 million, notes and accounts payable increased by US$5.6 million, income tax payable increased by US$1.3 million, and other assets net of other liabilities provided US$7.5 million of cash.

Investing activities

Our net cash used in investing activities was approximately US$12.8 million for the year ended December 31, 2013, compared to net cash used in investing activities of approximately US$4.7 million for the year ended December 31, 2012. In 2013, we purchased additional facilities in Hsinchu, Taiwan and design tools.

Our net cash used in investing activities was approximately US$4.7 million for the year ended December 31, 2012, compared to net cash used in investing activities of approximately US$13.9 million for the year ended December 31, 2011. In 2011 we provided more collateral to our foundry supplier.

Financing activities

Our net cash used by financing activities was approximately US$29.5 million for the year ended December 31, 2013, compared to net cash provided by financing activities of approximately US$0.2 million for the year ended December 31, 2012. Our cash used in financing activities in 2013 was primarily for US$10.0 million of ADS repurchases and US$19.9 million of dividend payments.

Our net cash provided by financing activities was approximately US$0.2 million for the year ended December 31, 2012, compared to net cash provided by financing activities was approximately US$2.3 million for the year ended December 31, 2011. Our cash generated from financing activities in 2012 was primarily from issuance of ordinary shares upon exercise of employee stock options.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2013:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	US$	US$	US$		US$		US$
	(in thousands)
Operating leases	6,106	2,080	2,799		1,227		—
Capital leases	15	4	9		2		—
Pension	1,363	1,363	(a	)	(a	)	(a	)
Other long term liabilities	418	207	211		—		—

Contractual cash obligations	7,902	3,654	3,019		1,229		—

(a)	Our pension obligation after one year has not been estimated.

We increased long-term taxes payable of US$1,883 thousand related to uncertain tax positions as of December 31, 2013. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of tax audit.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Recent Accounting Pronouncements

In December 2011, Financial Accounting Standards Board (“the FASB”) issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. The adoption of this guidance did not have a material impact on the Company’s financial statement disclosures since the financial instruments and derivative instruments to which it applies are not significant.

In February 2013, the FASB amended its presentation guidance on comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). The new accounting guidance requires entities to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures that provide additional details about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2013, the FASB issued an accounting update, which provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In March 2013, the FASB issued an accounting update that amended guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. Since this guidance is a change in financial statement presentation only, its adoption is not expected to have material impact on the Company’s result of operations, financial position or cash flows.

In April 10, 2014, the FASB issued an accounting update, which changes the criteria for reporting discontinued operations for all public and nonpublic entities. The guidance requires only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. The guidance also requires entities 1) to expand their disclosures about discontinued operations to include more information about assets, liabilities, income, and expenses and 2) to disclose the pre-tax income attributable to a disposal of “of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.” The guidance is effective for fiscal years beginning after December 15, 2014 and early adoption is prohibited. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

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

Name	Age	Position
James Chow	63	Chairman of the Board
Wallace C. Kou	55	President, Chief Executive Officer and Director
Steve Chen	42	Director
Tsung-Ming Chung	64	Director
Kenneth Kuan-Ming Lin	61	Director
Lien-Chun Liu	56	Director
Yung-Chien Wang	51	Director
Riyadh Lai	45	Chief Financial Officer
Frank Chang	48	VP of R&D, Mobile Storage
Ken Chen	52	VP of Operations
Nelson Duann	45	VP of Product Marketing, Mobile Storage
Sangwoo Han	45	Senior VP and General Manager, Mobile Communications
John (Chun-O) Kim	53	VP of Sales, Mobile Communications
Arthur Yeh	53	VP of Sales, Mobile Storage
John (Jong Ryul) Lee	50	VP of R&D, Mobile Communications
Kevin Yeh	50	VP of R&D, Algorithm & Technology
Frank Shu	57	VP of R&D, SSD System Technology and VCT
Jason Chiang	46	VP of HR and Administration, and Special Assistant to CEO
Robert Fan	50	VP and General Manager, SMI U.S.

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

Jason Chiang, VP of HR and Administration and Special Assistant to CEO

Mr. Chiang joined Silicon Motion in 2002 and has been serving as our Vice President of HR and Administration and Special Assistant to our CEO since 2005. Mr. Chiang has more than 18 years of finance and business administration experience. Prior to joining Silicon Motion, Mr. Chiang was a Director at Concord Venture Capital. Mr. Chiang has a BS in Economics from the National Taiwan University and an MS degree in Business Administration from Rochester University.

Robert Fan, VP and General Manager, SMI U.S.

Mr. Fan has served as our Vice President and General Manager of SMI U.S. since May 2013. He manages Silicon Motion’s business operations in the U.S. and Europe and has over 20 years of sales and marketing experience. Prior to Silicon Motion, Mr. Fan served in executive management roles at Spansion, Entorian, Berkana Wireless (acquired by Qualcomm) and Resonext (acquired by RF Micro Devices). He also spent over nine years at Intel in sales, marketing and management positions. Mr. Fan holds a BS in Electrical Engineering from the University of California, Berkeley and MSEE from Santa Clara University, and completed the General Management Executive Program at McCombs School of Business, University of Texas.

There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of the independent registered public accounting firm, overseeing our accounting and financial reporting processes and the audits of our financial statements, and pre-approving audit and permissible non-audit services provided by the independent registered public accounting firm. Tsung-Ming Chung, Lien-Chun Liu, and Yung-Chien Wang are members of our audit committee. Our board of directors has determined that Mr. Chung, the Chairman of the audit committee, is the committee’s “Audit Committee Financial Expert” as required by Nasdaq and U.S. Securities and Exchange Commission (“SEC”) rules.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, the aggregate compensation to our directors and senior executive officers was approximately US$3.25 million. In 2013, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 370,000 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2011	2012	2013
Management and administration	98	98	100
Operations	22	24	24
Research and development	388	429	468
Sales and marketing	134	137	139

Total	642	688	731

As of December 31, 2013, we had 731 total employees, including 476 in Taiwan, 27 in the United States, 104 in China, 118 in Korea, and 6 in Japan. 582 of our total employees are engineers.

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

There were 134,849,960 of our ordinary shares outstanding as of March 31, 2014. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,407,546	1.79
Wallace C. Kou (2)	3,664,394	2.72
Steve Chen	—	—
Tsung-Ming Chung (3)	76,280	*
Kenneth Kuan-Ming Lin (4)	50,000	*
Lien-Chun Liu (5)	176,280	*
Yung-Chien Wang (6)	790,674	*
Riyadh Lai (7)	1,650,500	1.22
Frank Chang (8)	286,040	*
Ken Chen (9)	437,049	*
Nelson Duann (10)	80,000	*
Sangwoo Han (11)	210,816	*
John (Chun-O) Kim (12)	54,734	*
Arthur Yeh (13)	431,628	*
John (Jong Ryul) Lee (14)	305,780	*
Kevin Yeh (15)	216,000	*
Frank Shu (16)	25,000	—
Jason Chiang (17)	690,060	*
Robert Fan (18)	8,000	*

*	Less than one percent
(1)	Represents 2,407,546 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 3,109,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 520,200 shares that Mr. Kou has the right to acquire within the next 60 days upon the exercise of RSUs or options.
(3)	Represents 76,280 shares owned by Mr. Chung.
(4)	Represents 50,000 shares owned by Mr. Lin.
(5)	Represents 176,280 shares owned by Ms. Liu.

(6)	Represents 790,674 shares owned by Mr. Wang.
(7)	Represents 499,200 shares owned by Mr. Lai, 767,000 shares owned by his spouse, 384,300 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(8)	Represents 286,040 shares owned by Mr. Chang.
(9)	Represents 431,324 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(10)	Represents 80,000 shares owned by Mr. Duann.
(11)	Represents 210,816 shares owned by Mr. Han.
(12)	Represents 54,734 shares owned by Mr. Kim.
(13)	Represents 431,628 shares owned by Mr. Yeh.
(14)	Represents 305,780 shares owned by Mr. Lee.
(15)	Represents 216,000 shares owned by Mr. Yeh.
(16)	Represents 25,000 shares owned by Mr. Shu.
(17)	Represents 523,360 shares owned by Mr. Chiang and 11,448 shares owned by his spouse, 155,252 shares that Mr. Chiang has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(18)	Represents 8,000 shares owned by Mr. Fan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2014, there were 134,849,960 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2014, we had 33,594,442 ADSs, representing 134,377,768 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014:

Identity of person or group	Number of shares owned	Percentage Owned
Point72 Asset Management, Point 72 Capital Advisors Inc., SAC Capital Associates, Cubist Systematic Strategies, Steven A. Cohen and SAC Capital Advisors LP (1)	1,694,756	5.2

Notes:

(1)	According to the Schedule 13G filed by Point72 Asset Management, Point 72 Capital Advisors Inc., SAC Capital Associates, Cubist Systematic Strategies, Steven A. Cohen and SAC Capital Advisors LP with the SEC on April 7, 2014.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred between January 1, 2011 and April 20, 2013.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-32 of this annual report.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the Plan. In January 2012 and 2014, we received the first distribution of US$21 thousand and the second distribution of US$36 thousand, respectively.

In 2006, FCI joined with other technology companies and invested in the Pangyo Silicon Park Construction Project Cooperative (“Pangyo Cooperative”) in Korea. In July 2010, FCI, TLi Inc. (“TLI”), OCI Materials Co., Ltd (“OCI”) and other companies withdrew from the Pangyo Cooperative and forfeited 10% of their total investment. FCI believes its loss was caused by bad will actions taken by TLI. In December 2011, FCI and OCI together filed a complaint against TLI at the Suwon District Court in Korea. In April 2013, the court dismissed the plaintiffs’ complaints. The plaintiffs have decided not to appeal the court’s decision.

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

Dividends

Although no dividends were declared in our fiscal years ended 2011 and 2012. We announced and paid a total of $19.9 million in dividends during 2013. Future dividends, if any, on our outstanding ADSs and ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

The high and low sales prices of our ADSs on Nasdaq since 2008 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2009	4.48	1.90
2010	6.50	2.64
2011	21.60	4.14
2012	24.98	11.32
2013	16.19	9.90

Quarterly:
First Quarter, 2012	24.98	16.65
Second Quarter, 2012	22.20	12.91
Third Quarter, 2012	17.07	11.32
Fourth Quarter, 2012	16.10	11.87

First Quarter, 2013	16.19	11.57
Second Quarter, 2013	11.85	9.90
Third Quarter, 2013	13.25	10.38
Fourth Quarter, 2013	15.48	11.71

First Quarter, 2014	18.44	12.92

Monthly
November 2013	15.48	12.23
December 2013	15.41	13.63
January 2014	17.36	12.92
February 2014	17.70	16.17
March 2014	18.44	16.32
April 2014 (through April 29)	17.89	15.58

ITEM 10.	ADDITIONAL INFORMATION

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

If we are a passive foreign investment company, then under certain circumstances a U.S. Holder must file Internal Revenue Service Form 8621.

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

Foreign currency risk. Since 2012, we consider our direct exposure to foreign exchange rate fluctuations to be minimal. Prior to 2012, we reported our financial results in NT dollars and our direct exposure to foreign exchange rate fluctuations was more significant. Gains or losses from foreign currency re-measurement are included in “Non-Operating Income (Expenses)” in our Consolidated Financial Statements. The impact of foreign currency transaction gain or loss included in determining net income (loss) for 2013, 2012 and 2011 was nil, $0.4 million and $5.7 million, respectively. Currently, the majority of our revenue, cost of sales, accounts receivable, and accounts payable are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.

Also refer to “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2013, the aggregate carrying value of these investments on our balance sheet was US$0.1 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments for the years ended on December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, we also had US$0.7 million of short-term investments maintained in bond funds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2013, we received from our depositary bank a reimbursement of US$0.5 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2013 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2013, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2014

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee and an independent director, is an “audit committee financial expert” under Nasdaq and SEC rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq Stock Market. A copy of our code of ethics has been filed with the SEC as Exhibit 11.1 to our annual report on Form 20-F filed on June 30, 2006. For further information, see our Code of Ethics posted on our website (www.siliconmotion.com) .

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2012 and 2013. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2012	2013
	US$	US$
	(in thousands)
Audit Fees (1)	698	747
Audit-Related Fees (2)	—	—
Tax Fees (3)	172	126
All Other Fees (4)	—	—
Total	870	873

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2012 or 2013.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2012 or 2013.

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

In 2013 our audit committee approved all of the audit services provided by Deloitte & Touche, and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’ S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and believe that we are currently in compliance with Nasdaq corporate governance practices that are applicable to foreign private issuers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-32.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Second Amended and Restated Silicon Motion Technology Corporation Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 of the company’s Form 20-F for the year ended December 31, 2009, filed June 25, 2010).

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

Exhibit Number	Description

4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, FCI Inc. and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

8.1 *	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1 *	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2 *	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1 *	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1 *	Consent of Deloitte & Touche.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/S/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: April 30, 2014

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, all expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2012, SMI Taiwan, one of the subsidiaries of Silicon Motion Technology Corporation, changed its functional currency to the U.S. dollar. The Company also changed its reporting currency to the U.S. dollar.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2014

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2012	2013
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	154,734	161,720
Short-term investments	14,882	742
Notes and accounts receivable, net	36,785	31,213
Inventories	32,143	33,666
Restricted assets-current	15,283	15,299
Deferred income tax assets, net	2,369	1,278
Prepaid expenses and other current assets	2,216	2,621

Total current assets	258,412	246,539
Long-term investments	178	133
Property and equipment, net	23,386	30,195
Deferred income tax assets, net	804	714
Goodwill	35,472	35,474
Other assets	3,494	3,708

Total assets	321,746	316,763

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	26,642	14,661
Income tax payable	4,668	8,189
Current portion of long-term payable	252	207
Accrued expenses and other current liabilities	24,835	17,610

Total current liabilities	56,397	40,667
Long-term payable, net of current portion	—	211
Other long-term liabilities	3,083	5,188

Total liabilities	59,480	46,066

Commitments and Contingencies (Note 16)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 130,040 thousand shares in 2012 and 131,630 thousand shares in 2013	1,300	1,316
Additional paid-in capital	173,852	180,016
Accumulated other comprehensive income	3,665	4,095
Retained Earnings	83,449	85,270

Total shareholders’ equity	262,266	270,697

Total liabilities and shareholders’ equity	321,746	316,763

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2011	2012	2013
	US$ (Note 2)	US$	US$
NET SALES	223,845	281,370	225,308
COST OF SALES	115,806	149,650	118,698

GROSS PROFIT	108,039	131,720	106,610

OPERATING EXPENSES
Research and development	40,501	50,975	46,460
Sales and marketing	14,537	15,919	13,597
General and administrative	11,323	12,156	11,250
Amortization of intangible assets	694	—	—

Total operating expenses	67,055	79,050	71,307

OPERATING INCOME	40,984	52,670	35,303

NON-OPERATING INCOME (EXPENSES)
Gain from disposal of short-term investments	10	2	122
Unrealized holding loss on short-term investment	—	(118)	—
Dividend income	—	17	—
Interest income	597	1,433	1,845
Foreign exchange gain (loss), net	5,683	390	(25)
Interest expense	(75)	(61)	(110)
Other income, net	17	1	13

Total non-operating income	6,232	1,664	1,845

INCOME BEFORE INCOME TAX	47,216	54,334	37,148
INCOME TAX EXPENSE	5,747	7,116	9,772

NET INCOME	41,469	47,218	27,376

EARNINGS PER ORDINARY SHARE:
Basic	0.34	0.37	0.21

Diluted	0.32	0.35	0.20

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	123,082	129,259	132,259

Diluted (Thousands)	129,370	134,504	134,567

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	1.35	1.46	0.83

Diluted	1.28	1.40	0.81

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	30,771	32,315	33,065

Diluted (Thousands)	32,343	33,626	33,642

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31
	2011	2012	2013
	US$ (Note 2)	US$	US$
NET INCOME	41,469	47,218	27,376

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(8,476)	1,947	633
Change in deferred pension gain (loss)	76	(337)	(203)

OTHER COMPREHENSIVE INCOME (LOSS)	(8,400)	1,610	430

TOTAL COMPREHENSIVE INCOME	33,069	48,828	27,806

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2011 (Note 2)	117,139	1,172	150,972	10,455	(5,238)	—	157,361
Components of comprehensive income, net of tax
Net income	—	—	—	—	41,469	—	41,469
Other comprehensive loss	—	—	—	(8,400)	—	—	(8,400)

Total comprehensive income	—	—	—	—	—	—	33,069
Stock-based compensation expenses	—	—	8,878	—	—	—	8,878
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	7,433	74	2,118	—	—	—	2,192

BALANCE, DECEMBER 31, 2011	124,572	1,246	161,968	2,055	36,231	—	201,500
Components of comprehensive income, net of tax
Net income	—	—	—	—	47,218	—	47,218
Other comprehensive income	—	—	—	1,610	—	—	1,610

Total comprehensive income	—	—	—	—	—	—	48,828
Stock-based compensation expenses	—	—	11,802	—	—	—	11,802
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	5,468	54	82	—	—	—	136

BALANCE, DECEMBER 31, 2012	130,040	1,300	173,852	3,665	83,449	—	262,266
Components of comprehensive income, net of tax
Net income	—	—	—	—	27,376	—	27,376
Other comprehensive income	—	—	—	430	—	—	430

Total comprehensive income	—	—	—	—	—	—	27,806
Stock-based compensation expenses	—	—	10,262	—	—	—	10,262
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	5,154	52	294	—	—	—	346
Share repurchase	—	—	—	—	—	(10,018)	(10,018)
Dividends declared (US$0.15 per ordinary share)	—	—	—	—	(19,965)	—	(19,965)
Treasury stock retired	(3,564)	(36)	(4,392)	—	(5,590)	10,018	—

BALANCE, DECEMBER 31, 2013	131,630	1,316	180,016	4,095	85,270	—	270,697

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2011	2012	2013
	US$ (Note 2)	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	41,469	47,218	27,376
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized holding loss on short-term investment	—	118	—
Depreciation and amortization	5,580	5,881	6,429
Amortization of intangible assets	694	—	—
Gain from disposal of short-term investments	(10)	(2)	(122)
Stock-based compensation	8,878	11,802	10,262
Loss (gain) on disposal of property and equipment	(1)	26	5
Deferred income taxes	2,510	1,582	1,181
Deferred rent	(2)	—	—
Changes in operating assets and liabilities:
Short-term investments	(1,658)	(12,018)	14,265
Notes and accounts receivable	(10,952)	2,002	5,572
Inventories	(6,334)	(1,828)	(1,523)
Prepaid expenses and other current assets	(1,052)	248	(403)
Other assets	(547)	590	(143)
Notes and accounts payable	9,667	5,644	(11,981)
Accrued expenses and other current liabilities	3,948	6,390	(7,415)
Income tax payable	2,015	1,362	3,520
Other liabilities	56	221	2,105

Net cash provided by operating activities	54,261	69,236	49,128

CASH FLOWS FROM INVESTING ACTIVITIES
Return of capital from long-term investments	—	—	46
Business acquisition-net of cash and cash equivalents acquired	(700)	—	—
Purchase of property and equipment	(4,916)	(4,280)	(12,772)
Changes in restricted assets	(8,331)	(469)	(89)

Net cash used in investing activities	(13,947)	(4,749)	(12,815)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	2,294	224	422
Share repurchase	—	—	(10,018)
Dividends paid	—	—	(19,897)

Net cash provided by (used in) financing activities	2,294	224	(29,493)

NET INCREASE IN CASH AND CASH EQUIVALENTS	42,608	64,711	6,820
EFFECT OF EXCHANGE RATE CHANGES	(7,734)	1,260	166
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	53,889	88,763	154,734

CASH AND CASH EQUIVALENTS, END OF YEAR	88,763	154,734	161,720

SUPPLEMENTAL INFORMATION
Interest paid	—	—	86

Income taxes paid	988	3,256	2,947

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Significant parts of the Company’s operations are conducted through Silicon Motion, Inc. (“SMI Taiwan”), a wholly-owned subsidiary of SMTC, located in Taiwan and FCI Inc. (“FCI”), a wholly-owned subsidiary of SMTC, located in Korea. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. In the mobile storage market, the Company’s key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products such as flash memory cards and USB flash drives. For the mobile communications market, the Company’s key products are handset transceivers and mobile TV IC solutions.

The Company acquired SMI Taiwan in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, the Company acquired FCI, a leading designer of RF ICs for mobile TV and wireless communications based in South Korea. The Company established Silicon Motion BV in the Netherlands in 2011 with the purpose of expanding its business activities in Europe, as well as providing supervisory, financing, legal support, accounting services and shareholding for the Company’s businesses in other parts of the world.

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

The Company sells semiconductor solutions to leading module makers and OEMs worldwide. The Company provides high performance flash memory storage controllers to companies such as SK Hynix, Netcom, Micron, Samsung, Sony, and Transcend. The Company is a leading supplier of controllers used in eMMC embedded memory, flash memory cards, and USB flash drives. The Company provides innovative mobile communications ICs primarily to LG and Samsung. Sales to one customer in 2011 and 2012 and two customers in 2013 accounted for 10% or more of our net revenue, represented 28%, 35% and 46% of our net revenue in 2011, 2012 and 2013, respectively. In 2011 and 2012, the significant customer was Samsung and in 2013, Samsung and SK Hynix. The Company’s top ten customers in 2011, 2012 and 2013 accounted for approximately 64%, 75% and 76% of net sales.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2011, 2012 and 2013 was approximately US$5,580 thousand, US$5,881 thousand and US$6,429 thousand, respectively.

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

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 10, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2012 and 2013.

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

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2011, 2012 and 2013, the Company did not experience significant costs associated with warranty returns.

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

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company. Under Taiwan tax regulations, the current year’s earnings, on an after tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related earnings are generated.

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

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2011, 2012 and 2013:

	Year Ended December 31, 2011			Year Ended December 31, 2012			Year Ended December 31, 2013
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	10,452	3	10,455	1,976	79	2,055	3,923	(258)	3,665
Current-period change	(8,476)	76	(8,400)	1,947	(337)	1,610	633	(203)	430

Ending balance	1,976	79	2,055	3,923	(258)	3,665	4,556	(461)	4,095

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units were 6,288 thousand shares (1,572 thousand ADSs), 5,245 thousand shares (1,311 thousand ADSs) and 2,308 thousand shares (577 thousand ADSs) for the year ended December 31, 2011, 2012 and 2013, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation — Stock Compensation. The Company uses the Black-Scholes valuation model for the valuation of stock options and recognizes compensation expense on a straight-line basis over the requisite service period of the award. The value of our restricted stock units is based on the fair value of our shares on the date of grant and expensed over the vesting period.

Prior to the initial declaration of a quarterly cash dividend on January 22, 2013, the fair value of restricted stock units (“RSUs”) was measured based on the grant date share price, as we did not historically pay cash dividends on our common stock. For awards granted on or subsequent to January 22, 2013, the fair value of RSUs was measured based on the grant date share price, less the present value of expected dividends during the vesting period, discounted at a risk-free interest rate.

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

Dividends

On January 22, 2013, the Company declared the first quarterly dividend of US$0.15 per ADS, equivalent to US$0.0375 per ordinary share, and paid this dividend on March 4, 2013. The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

Recent Accounting Pronouncements

In December 2011, Financial Accounting Standards Board (“the FASB”) issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. The adoption of this guidance did not have a material impact on the Company’s financial statement disclosures since the financial instruments and derivative instruments to which it applies are not significant.

In February 2013, the FASB amended its presentation guidance on comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). The new accounting guidance requires entities to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures that provide additional details about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2013, the FASB issued an accounting update, which provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In March 2013, the FASB issued an accounting update that amended guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. Since this guidance is a change in financial statement presentation only, its adoption is not expected to have material impact on the Company’s result of operations, financial position or cash flows.

In April 10, 2014, the FASB issued an accounting update, which changes the criteria for reporting discontinued operations for all public and nonpublic entities. The guidance requires only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. The guidance also requires entities 1) to expand their disclosures about discontinued operations to include more information about assets, liabilities, income, and expenses and 2) to disclose the pre-tax income attributable to a disposal of “of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.” The guidance is effective for fiscal years beginning after December 15, 2014 and early adoption is prohibited. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

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

4. CASH AND CASH EQUIVALENTS

	December 31
	2012	2013
	US$	US$
Cash and deposits in bank	31,087	19,025
Time deposits	123,647	142,695

	154,734	161,720

5. SHORT-TERM INVESTMENTS

The Company classified certain short-term investments as trading securities in 2011, 2012 and 2013. Realized gains on sales of these trading securities were US$10 thousand, US$2 thousand and US$4 thousand for the years ended December 31, 2011, 2012 and 2013, respectively. The amount of unrealized losses related to trading securities at year end were nil, US$118 thousand and nil for the years ended December 31, 2011, 2012 and 2013, respectively. Structured notes matured in May 2013 and the Company recognized the gain of US$118 thousand.

6. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2012	2013
	US$	US$
Notes receivable	807	251
Trade accounts receivable	39,531	33,296

	40,338	33,547
Allowance for doubtful accounts	(1,634)	(1,275)
Allowance for sales returns and discounts	(1,919)	(1,059)

	36,785	31,213

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	3,118	2,648	1,634
Additions (reversals) charged to expense	(469)	(663)	(359)
Write-offs	(1)	(351)	—

Balance, end of year	2,648	1,634	1,275

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Allowances for sales returns and discounts
Balance, beginning of year	2,057	2,709	1,919
Additions	3,982	297	1,320
Write-offs	(3,330)	(1,087)	(2,180)

Balance, end of year	2,709	1,919	1,059

7. INVENTORIES

The components of inventories are as follows:

	December 31
	2012	2013
	US$	US$
Finished goods	7,181	9,117
Work in process	17,718	17,218
Raw materials	7,244	7,331

	32,143	33,666

The Company wrote down US$4,644 thousand, US$1,631 thousand and US$2,503 thousand in 2011, 2012 and 2013, respectively, for estimated obsolete or unmarketable inventory.

8. LONG-TERM INVESTMENTS

As of December 31, 2012 and 2013, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2012	2013	2012	2013
			US$	US$
Cost method:
Cashido Corp. (Cashido)	2.1%	2.1%	104	104
Vastview Technology, Corp. (Vastview)	3.9%	2.9%	74	29

			178	133

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices.

In December 2006 and February 2007, the Company invested US$3,360 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In September 2009, Vastview reduced 70% of its share capital and distributed US$ 808 thousand to the Company. In March and December 2010, the Company recognized an impairment loss of US$73 thousand and US$27 thousand, respectively, in its investment in Vastview. In April 2013, Vastview reduced 33.33% of its share capital and distributed US$46 thousand to the Company.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as circumstances warrant. The Company believed there was no other than temporary impairment for the years ended December 31, 2011, 2012 and 2013, respectively.

9. PROPERTIES AND EQUIPMENT

	December 31
	2012	2013
	US$	US$
Cost:
Land	4,429	6,650
Buildings	13,398	16,711
Machinery and equipment	10,362	12,038
Furniture and fixtures	3,974	4,407
Leasehold and buildings improvement	3,320	3,753
Software	21,122	25,939

Total	56,605	69,498

Accumulated depreciation:
Buildings	1,532	1,869
Machinery and equipment	7,725	9,083
Furniture and fixtures	2,947	3,224
Leasehold and buildings improvement	2,692	2,988
Software	18,377	22,160

	33,273	39,324
Prepayment and construction in progress	54	21

	23,386	30,195

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the leased land and building as of December 31, 2013 was US$603 thousand and US$180 thousand, respectively. The lessee renewed the three year operating lease with the Company in March 2012. Annual rental income from the lease is about US$41 thousand each year.

10. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 are as follows:

	December 31
	2012				2013
	US$				US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Core technology	15,809	(4,474)	(11,335)	—	15,809	(4,474)	(11,335)	—
Customer relationship	8,325	—	(8,325)	—	8,325	—	(8,325)	—
Order backlog	1,243	—	(1,243)	—	1,243	—	(1,243)	—

Total	25,377	(4,474)	(20,903)	—	25,377	(4,474)	(20,903)	—

No impairment losses were recognized in 2011, 2012 and 2013. Amortization expense of acquisition-related intangible assets was US$694 thousand, nil and nil thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed its annual impairment test on November 30. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 was US$66,300 thousand. The Company’s fiscal 2011, 2012 and 2013 impairment test concluded there was no impairment. In October 2011, the Company purchased BTL’s assets and assumed US$156 thousand of goodwill. Total goodwill was US$35,472 thousand and US$35,474 thousand as of December 31, 2012 and 2013, respectively.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2012	2013
	US$	US$
Wages and bonus	14,532	6,741
Research and development payable	3,417	3,012
License fees and royalties	2,045	2,637
Professional fees	1,663	1,765
Others	3,178	3,455

	24,835	17,610

12. PENSION PLAN

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “Act”), which became effective on July 1, 2005, and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$607 thousand, US$716 thousand and US$788 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2012 and 2013, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2014 to be US$59 thousand which was determined based on 2% of estimated salaries in 2014.

Starting in 2010, the Company provides a defined benefit pension plan to the Korean employees of FCI, the Company’s second largest operating company with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets.

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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2012	2013
	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	1,458	1,897
Service cost	608	440
Interest cost	77	58
Actuarial loss	(187)	(202)
Benefits paid	(59)	(95)

Projected benefit obligation at end of year	1,897	2,098

Change in plan assets
Fair value of plan assets at beginning of year	1,376	1,925
Actual return on plan assets	43	43
Employer contributions	546	433
Benefits paid	(40)	(82)

Fair value of plan assets at end of year	1,925	2,319

Reconciliation of funded status
Funded status recognized as an other asset	28	221

Net gain	257	460
Transition obligation	1	1

Total recognized in accumulated other comprehensive income	258	461

Accumulated benefit obligation	1,332	1,369

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Service cost	399	608	440
Interest cost	40	77	58
Projected return on plan assets	(30)	(43)	(47)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	1	—	(3)

Net periodic benefit cost	410	642	448

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2012	2013
	US$	US$
Recognize the decrease in net gain	336	203
Amortization of net gain	1	—
Amortization of net transition obligation	—	—

Total recognized in accumulated other comprehensive loss	337	203

Expected benefit payments:

US$
2014	128
2015	248
2016	115
2017	147
2018	226
2019 and thereafter	788

The actuarial assumptions to determine the benefit obligations were as follows:

	2011		2012		2013
	Taiwan	Korea	Taiwan	Korea	Taiwan	Korea
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.75%	5.40%	1.63%	4.00%	1.88%	5.20%
Rate of compensation increase	4.25%	7.00%	4.25%	3.00%	4.25%	2.60%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.75%	5.40%	1.63%	4.00%	1.88%	5.20%
Expected long-term return on plan assets	2.00%	4.30%	1.88%	3.10%	2.00%	3.00%
Rate of compensation increase	4.25%	7.00%	4.25%	3.00%	4.25%	2.60%

FCI’s pension plan assets at December 31, 2012 and 2013 were invested in guaranteed interest contracts insurance and fixed deposit, which are principal and interest guaranteed products and its fair value level is level 2. The assets out of which the obligations have to be settled, measured at their market value by discounting future cash flow with discount rate. The discount rate was determined based on the average future life of the plan’s participants and the market yields on the high quality Korean Corporate Bonds (AA-). Therefore, FCI has no concentration of risk in its plan assets.

The fair values of FCI’s pension plan assets at December 31, 2012 and 2013 are as follows:

	December 31
	2012	2013
	US$	US$
Guaranteed interest contract
Kyobo Life Insurance Co. Ltd.	504	534
Fixed deposit
Industrial Bank of Korea	537	855

	1,041	1,389

13. INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Current	3,237	5,534	8,591
Deferred	2,510	1,582	1,181

Income tax expense	5,747	7,116	9,772

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Domestic	(8,730)	(11,039)	(8,080)
Foreign entities
SMI Taiwan	42,382	51,997	50,628
FCI	12,572	12,645	(4,312)
SMI USA	911	253	(1,235)
Others	81	478	147

	47,216	54,334	37,148

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Cayman statutory rate	—	—	—
Tax on pretax income at statutory rate	7,859	8,142	6,788
Tax-exempt income	(3,477)	(5,149)	(4,325)
Permanent differences	1,919	861	1,730
Temporary differences	(622)	(2,290)	1,732
Alternative minimum tax	2,804	4,340	2,203
Income tax (10%) on undistributed earnings	2,277	2,631	3,396
Net changes in income tax credit	252	5,518	708
Net changes in valuation allowance of deferred income tax assets	(1,830)	(3,879)	(2,364)
Net operating loss carryforwards	341	604	(189)
Liabilities related to unrealized tax benefits	(736)	832	(39)
Adjustment of prior years’ taxes and others	(3,040)	(4,494)	132

Income tax expense	5,747	7,116	9,772

Deferred income tax assets are as follows:

	December 31
	2012	2013
	US$	US$
Current:
Notes and accounts receivable	1,128	142
Stock-based compensation	473	679
Allowance for sales return	222	123
Inventory reserve	686	544
Foreign currency translation	1,063	312
Investment tax credits	1,126	—
Others	523	561
Valuation allowance	(2,852)	(1,083)

	2,369	1,278

	December 31
	2012	2013
	US$	US$
Non-current:
Inventory reserve	691	590
Property and equipment	753	651
Investment tax credits	5,862	7,011
Net operating loss carryforwards	6,248	8,540
Others	(401)	(885)
Valuation allowance	(12,349)	(15,193)

	804	714

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The valuation allowance decreased by US$3,271 thousand and increased by US$1,075 thousand for the years ended December 31, 2012 and 2013, respectively. The decrease in the valuation allowance in 2012 was primarily due to the utilization of net operating loss carryforward in 2012 which had been previously fully provided. The increase in valuation allowance in 2013 is primarily due to the Company being unable to generate sufficient taxable income in the future to utilize operating loss carryforwards and research and development credits before they expire. In addition, profits generated from certain products of SMI Taiwan are exempted from income tax for five years beginning January 1, 2010 and January 1, 2012.

As of December 31, 2013, FCI had unused research and development tax credits of approximately US$3,006 thousand which will expire in 2015 to 2018.

As of December 31, 2013, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately US$5,431 thousand. If not utilized, the federal net operating loss carryforwards will expire in 2023.

As of December 31, 2013, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,358 thousand and US$1,647 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2023 while the state tax credit carryforward has no expiration date.

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2012	2013
	US $	US$
Balance, beginning of year	2,657	3,520
Increases in tax positions taken in current year	917	2,947
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(54)	(652)

Balance, end of year	3,520	5,815

At December 31, 2013, the Company had US$5,815 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2011, 2012 and 2013, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$485 thousand, US$499 thousand and US$627 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2012 and 2013 was US$1,305 thousand and US$1,412 thousand, respectively. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2013:

Tax Jurisdiction	Tax Years
SMI Taiwan	2008 and onward
FCI	2008 and onward
SMI USA	2007 onward

14. SHAREHOLDERS’ EQUITY

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, SMI Taiwan, the Company’s largest subsidiary, must make appropriations from annual earnings to non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. SMI Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from above a to c as special reserve when necessary;

e.	Cash or stock bonus to employees at 0.01% of any remaining earnings after the above reserves have been appropriated, based on a resolution of the board of directors. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval;

Dividends

The Company declared cash dividends per ordinary share during the periods presented as follows:

	2013
	Dividends Per Share (US$)	Amount (in US$ thousands)
First quarter	$0.0375	$5,056
Second quarter	$0.0375	5,042
Third quarter	$0.0375	4,932
Fourth quarter	$0.0375	4,935

		$19,965

No dividends were declared in our fiscal years ended 2011 or 2012. Future dividends, if any, on the Company’s outstanding ADSs and ordinary shares will be declared by and subject to the discretion of the Company’s board of directors. If the Company’s board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Any future dividend the Company declares will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of the Company’s ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend the Company declares will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Treasury Stock

On January 21, 2013, our Board of Directors approved share buyback plans to repurchase up to US$40 million of the Company’s ADSs during the period from January 22, 2013 to January 21, 2014. The program does not obligate the Company to acquire any particular amount of ADS and the program may be modified or suspended at any time at the Company’s discretion. All the treasury stock under this share repurchase program was retired in July 2013.

In the year ended December 31, 2013, the Company repurchased 891 thousand of ADSs for a total cost of US$10.0 million. The weighted average purchase price per ADS repurchased was US$11.24.

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

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan, and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2011	12,319
Restricted stock units granted	(6,387)
Option and restricted stock units forfeited	574

Available for grant at December 31, 2011	6,506
Restricted stock units granted	(1,461)
Option and restricted stock units forfeited	291

Available for grant at December 31, 2012	5,336
Restricted stock units granted	(1,893)
Option and restricted stock units forfeited	123

Available for grant at December 31, 2013	3,566

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2013	1,697	1.47
Options forfeited	—	—
Options exercised	(287)	1.47

Outstanding at December 31, 2013	1,410	1.47	2.14

Options vested and expected to vest after December 31, 2013	1,410	1.47	2.14

Options exercisable at December 31, 2013	1,410	1.47	2.14

No stock options were granted in 2011, 2012 and 2013. The intrinsic value of options exercised, determined as of the date of option exercise, was US$5,797, US$318 and US$594 thousand in 2011, 2012 and 2013, respectively.

As of December 31, 2013, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were US$2,294, US$224 and US$422 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

The related tax effect for stock-based compensation benefit (expense) were US$215 thousand, US$631 thousand, and US$343 thousand for 2011, 2012 and 2013, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2011, 2012 and 2013 was US$756 thousand, US$1,560 thousand and US$1,599 thousand, respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

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

Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are determined based on historical volatilities of the stock prices of the Company. Expected life represents the periods that the Company’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share based awards. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities by 2012.

Restricted Stock Units

A summary of the status of restricted stock units and changes during the year ended December 31, 2013 is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2013	7,018	2.68
Restricted stock units granted	1,893	3.13
Restricted stock units vested	(4,867)	2.60
Restricted stock units forfeited	(123)	2.60

Non-vested at December 31, 2013	3,921	2.90	0.43

As of December 31, 2013, there was US$3,412 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31
	2011	2012	2013
	US $	US $	US$
Cost of sales	255	375	308
Research and development	5,049	7,055	6,351
Sales and marketing	2,060	2,494	2,197
General and administrative	1,514	1,878	1,406

	8,878	11,802	10,262

16. COMMITMENTS AND CONTINGENCIES

FCI provided their employees with collateral for personal loans by depositing at a designated bank US$937 thousand and US$946 thousand at December 31, 2012 and 2013, respectively. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2017. The Company recognized rent expense for the years ended December 31, 2011, 2012 and 2013 of US$1,465 thousand, US$1,609 thousand and US$1,763 thousand, respectively. The minimum operating lease payments expected under these leases as of December 31, 2013 were US$2,080 thousand, US$1,734 thousand, US$1,065 thousand, US$645 thousand, and US$582 thousand for the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating

Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the Plan. In January 2012 and 2014, the Company received the first distribution of US$21 thousand and the second distribution of US$36 thousand, respectively.

In 2006, FCI joined with other technology companies and invested in the Pangyo Silicon Park Construction Project Cooperative (“Pangyo Cooperative”) in Korea. In July 2010, FCI, TLi Inc. (“TLI”), OCI Materials Co., Ltd (“OCI”) and other companies withdrew from the Pangyo Cooperative and forfeited 10% of their total investment. FCI believes its loss was caused by bad will actions taken by TLI. In December 2011, FCI and OCI together filed a complaint against TLI at the Suwon District Court in Korea. In April 2013, the court dismissed the plaintiffs’ complaints. The plaintiffs have decided not to appeal the court’s decision.

17. SEGMENT INFORMATION

The Company designs, develops and markets high performance, low-power semiconductor products for the multimedia consumer electronics market. The Company currently operates as one reportable segment. The chief operating decision maker is the Chief Executive Officer.

The Company groups its products into three categories, based on the markets and products in which its ICs may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Mobile Storage	152,838	202,093	185,488
Mobile Communications	56,629	67,564	31,022
Other products	14,378	11,713	8,798

	223,845	281,370	225,308

Revenue is attributed to a geographic area based on the bill-to location. The following summarizes the Company’s revenue by geographic area:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Taiwan	61,174	74,034	47,653
United States	25,535	20,230	22,528
Japan	2,769	5,363	3,936
Korea	78,718	137,797	115,287
China	49,000	37,507	29,129
Others	6,649	6,439	6,775

	223,845	281,370	225,308

Major customers representing at least 10% of net sales

	Year Ended December 31
	2011		2012		2013
	US$	%	US$	%	US$	%
Samsung	61,370	28	98,368	35	36,037	16
SK Hynix	*	*	*	*	67,977	30

*	Less than 10%

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
	2011	2012	2013
	US$	US$	US$
Taiwan	17,317	16,799	24,066
United States	91	58	54
Korea	2,980	2,226	1,773
China	4,340	4,303	4,302

	24,728	23,386	30,195

18. FAIR VALUE MEASUREMENT

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. The fair value of the structure note investments was estimated by the Company using a discounted cash flow model that incorporates transaction details such as contractual terms, maturity and timing and amount of future cash flows, references to the observable market data such as the risk free rate, discount rate and yield rate related to the underlying bond securities as well as unobservable inputs related to liquidity, default likelihood, and credit valuation adjustments. Due to the unobservable inputs are insignificant to the measurement in its entirety, such investments were classified as Level 2 instruments as of December 31, 2012. For the years ended December 31, 2012 and 2013, none of the Company’s assets measured on a recurring basis was determined by using significant unobservable inputs.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2012 and 2013:

December 31, 2012

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — designated at the fair value structured note	—	14,882	—	14,882

December 31, 2013

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading bond funds	742	—	—	742

Those assets required to be measured at fair value on a nonrecurring basis and the associated losses were nil during the years ended December 31, 2011, 2012 and 2013 and please refer to Note 2, “Summary of Significant Accounting Policy” and Note 10, “Goodwill and Acquired Intangible Assets” for the significant assumption were used.

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