Form 20-F
period 2014-12-31
Silicon Motion Technology CORP
filed 2015-04-30
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 135,622,076 ordinary shares as of December 31, 2014, US$0.01 par value per share.

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

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, VirtualZero, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD, Ferri-eMMC, and NANDXtend are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demand, market adoption of new technologies and general economic conditions;

•	our ability to successfully develop, introduce and sell innovative, new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Effective January 1, 2012, we changed the reporting currency of our consolidated financial statements from the NT dollar to the U.S. dollar because of a change in the functional currency of our largest subsidiary, SMI Taiwan. The business profile of SMI Taiwan had changed because the primary factors affecting our business are now international in nature and the majority of our cash flows are now U.S. dollar denominated. We believe that this change provides greater alignment of our reporting currency with our most significant functional currency and underlying financial performance. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	132,793	223,845	281,370	225,308	289,323
Cost of sales	70,605	115,806	149,650	118,698	139,625

Gross profit	62,188	108,039	131,720	106,610	149,698
Operating expenses (income):
Research and development	33,772	40,501	50,975	46,460	60,949
Sales and marketing	11,936	14,537	15,919	13,597	16,324
General and administrative	9,652	11,323	12,156	11,250	13,355
Amortization of intangible assets	2,081	694	—	—	—
Gain from settlement of litigation (1)	(1,273)	—	—	—	—

Total operating expenses	56,168	67,055	79,050	71,307	90,628

Operating income	6,020	40,984	52,670	35,303	59,070

Total non-operating income (loss)	(11,777)	6,232	1,664	1,845	1,498
Income (Loss) before income taxes	(5,757)	47,216	54,334	37,148	60,568
Income tax expense (benefit)	(519)	5,747	7,116	9,772	16,101

Net income (loss)	(5,238)	41,469	47,218	27,376	44,467

	Year Ended December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Weighted average shares outstanding:
Basic	116,159	123,082	129,259	132,259	134,604

Diluted	116,159	129,370	134,504	134,567	136,787

Earnings (Loss) per share:
Basic	(0.05)	0.34	0.37	0.21	0.33

Diluted	(0.05)	0.32	0.35	0.20	0.33

Earnings (Loss) per ADS (2):
Basic	(0.18)	1.35	1.46	0.83	1.32

Diluted	(0.18)	1.28	1.40	0.81	1.30

(1)	Gain from favorable settlements of litigation with Advanced Semiconductor Engineering Inc. in 2010.
(2)	Each ADS represents four ordinary shares.

	As of December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	53,889	88,763	154,734	161,720	194,211
Other current assets	63,211	90,817	103,678	84,819	96,229
Working capital	89,333	136,856	202,015	205,872	233,986
Long-term investments	185	178	178	133	133
Property and equipment, net	25,507	24,728	23,386	30,195	35,537
Goodwill and intangible assets, net	35,996	35,458	35,472	35,474	35,467
Other non-current assets	8,716	7,382	4,298	4,422	5,345
Total assets	187,504	247,326	321,746	316,763	366,922
Total liabilities	30,143	45,826	59,480	46,066	62,822
Total shareholders’ equity	157,361	201,500	262,266	270,697	304,100

Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(11,987)	54,261	69,236	49,128	68,725
Net cash provided by (used in) investing activities	(9,894)	(13,947)	(4,749)	(12,815)	(15,413)
Net cash provided by (used in) financing activities	—	2,294	224	(29,493)	(19,710)
Depreciation and amortization	4,775	5,580	5,881	6,429	6,917
Capital expenditures	(4,339)	(4,916)	(4,280)	(12,772)	(11,596)

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

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products;

•	changes in demand for electronic devices into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on market demand, adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, timing or cancellation of orders from these customers;

•	seasonality or cyclical fluctuations in our markets;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory components used in our customer’s products;

•	changes in our product mix or customer mix and their effect on our gross margin;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry services;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on an order-to-order basis;

•	deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of ICs;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

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

Disruptions or uncertainties in the economy, including any political and social instability may lead consumers and business to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Furthermore, we operate primarily in the semiconductor industry, which is cyclical in nature and subject to evolving industry standards. In the past, the semiconductor industry has experienced significant downturns characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to deliver products to our customers. Economic volatility can cause extreme difficulties for our customers and vendors in accurately forecasting and planning future business activities. This unpredictability could cause our customers to reduce spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times our customers and vendors may face challenges in gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. The accurate forecasting and planning for our operations heavily rely on these worldwide economic and industry-specific conditions, and the volatility and uncertainties associated with these factors may adversely affect our results of operation in a material manner.

Since we have limited visibility as to the sales volume by our customers of devices using our products, our ability to accurately forecast future demand for and sales of our products is limited.

The majority of our products are integrated into devices that are sold directly or indirectly into consumer electronics markets which are difficult for us and our customers to accurately forecast as consumer electronics demand is subject to significant seasonality and fluctuations. Also, as significant portion of our quarterly sales are from orders received and fulfilled in that quarter, our visibility as to expected orders from our customers in subsequent periods and for any extended period of time is limited. Additionally, we depend upon our customers’ procurement forecasts in order to forecast demand for our products, and our customers’ procurement forecast may be subject to change. Our failure to accurately forecast demand for our products may result in lost sales or excess inventory and associated reserves or write-downs for our operations. Any of the aforementioned factors could affect sales of our products and thereby harm our business, financial condition and operating results.

If demand for our products declines in the major end-markets that we serve, our sales, net revenue and earnings will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness of the devices incorporating our products that our customers and vendors offer to end-markets. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and embedded solid state storage solutions used in consumer electronics, such as smartphones, tablets, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices in the end-market may decrease the demand for our semiconductor solutions and may result in a significant decrease in our revenues and earnings. Consumer electronic devices that use our components rapidly change as product capabilities are upgraded or new classes of products are introduced, and these changes may result in a significant reduction in demand for our products. We cannot give any assurance that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our sales, net revenue and earnings.

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

In April 2007 we completed the acquisition of FCI, a privately-held Korea-based fabless IC company focused on mobile TV and wireless communications RF applications, in November 2007 we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. (“Centronix”) and in October 2011 we acquired select assets of BTL Systems, Inc. (hereafter “BTL”) The products from our FCI, Centronix and BTL acquisitions are for the mobile communications market. In the fourth quarter of 2009, we determined that goodwill and certain long-lived assets relating to these products were impaired and recorded an impairment charge of US$37.4 million. See “We are exposed to potential impairment charges on intangible assets relating to recent acquisitions and on investments if business conditions deteriorate” below. Risks arising from these or other future acquisitions could include among other things:

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

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 61%, 65% and 64% of our net revenue in 2012, 2013 and 2014, respectively. Sales to one customer in 2012 and two customers in 2013 and 2014 accounted for 10% or more of our net revenue, represented 35%, 46% and 47% of our net revenue in 2012, 2013 and 2014, respectively. In 2012, the significant customer was Samsung and in 2013 and 2014, Samsung and SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

We operate in an intensely competitive industry that experiences rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive. To compete successfully, we must maintain a successful R&D effort, develop new products and production processes, and improve our existing products and processes at the same pace or ahead of our competitors. Many types of events could have a variety of negative effects on our overall competitive position and our financial results, such as reducing our revenue, increasing our costs, lowering our gross margin percentage, lowering our operating profitability and requiring us to recognize impairments on our assets. We may not be able to develop and market new products successfully, new markets at which our products target may not grow as expected, the products we invest in and develop may not be well received by customers, and products developed and new technologies offered by others may affect demand for our products.

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

We expect that a high percentage of our future sales will come from sales of new products. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions and products with short life cycles. The markets for some of these products are extremely competitive and may entail technologies that are new, immature and/or unpredictable to us. These markets and our endeavors to meet the markets may not develop into profitable opportunities and we have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance and generate returns that we had expected. Recently, we have made significant investments in eMMC and Solid State Drive (“SSD”) controller technologies and LTE transceiver technology. Failure to grow our eMMC, SSD, LTE and other products or to recoup on our investments in these and other technologies could materially adversely affect our results of operations and future business outlook. As a result, it is difficult to anticipate our future revenue streams from, or provide assurances on the success and the sustainability of, our new products.

The average selling prices of our mobile storage products have historically decreased rapidly and will likely do so in the future, which could harm our revenue and profitability.

The products we develop and sell, especially those for mobile flash memory storage solutions, are used for high volume applications and many of them are subject to rapid declines in average selling prices. Our average selling prices have historically decreased significantly, and we believe that it is possible they may also fall in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by our competitors, competitive pricing pressures and other factors. The consumer electronics market is extremely cost sensitive, which may result in rapidly declining average selling prices of electronic devices and components, such as those made by us, used in devices and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. We have also introduced products for the embedded storage market that typically experiences lesser degree of price declines. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to gain more successes with embedded products or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

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

The ability of each foundry to provide us with semiconductors is limited by its available capacity and access to wafers. We do not have long-term agreements with any of these foundries and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries can allocate capacity to the production of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry customers that are larger and better financed than we are, or have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure manufacturing capacity that we need for our products. In addition, interruptions to the wafer manufacturing processes caused by a natural disaster or human error could result in partial or complete disruption in supply until we are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our products could significantly delay our ability to ship our products and potentially have negative effects on our relationships with existing customers and our results of operations. In addition, if our subcontractors terminate their relationships with us, we would be required to qualify new subcontractors, which could take as long as six months, resulting in unforeseen operating problems, and our operating results may be materially and adversely affected.

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

After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield that involves our quality assurance team working closely with subcontractors in the various phases of the assembly and testing processes. Our supplier quality management includes procedures such as processes to pre-qualify our manufacturing suppliers and subcontractors. However, despite our efforts to strengthen supplier quality management, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

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

As of March 31, 2015, we had 593 patents and 740 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we have been engaged in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or that may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer(s) to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Legal Proceedings,” below.

In addition, any litigation to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of our management team.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the marketplace.

We face competition from a large number of competitors in each of our target markets. Our competitors in our mobile storage market include Alcor Micro, ASolid, Marvell, and Phison. In the mobile communications market, the companies with whom we compete include Raontech and Fujitsu. We also face competition from our customers’ internal products and expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

We are required to perform testing for impairment losses relating to long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. Through our acquisitions of FCI and other assets, we acquired core technology, customer relationships, goodwill and other intangible assets. The carry value of goodwill relating to these acquisitions must be assessed for impairment at least on an annual basis. In November 2009, we recorded US$6.6 million of impairment charges relating to our long-lived assets and determined that our goodwill balance was impaired, and wrote down the goodwill balance by US$30.8 million. As of December 31, 2014, we had goodwill associated with our acquisitions of US$35.5 million. Although we recorded an impairment on goodwill and other long-lived assets in 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods and may record further impairment charges if sales of our LTE transceivers and mobile TV SoCs do not grow as expected.

We have not made any passive investments in private companies since February 2007. If the companies in which we have invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in past years. These and future impairment charges could have a material and adverse impact on our operating results. In 2012, 2013 and 2014, there were no impairments recorded.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2014 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter, including in 2014. The continuation of declaring quarterly dividends or if at all, depends on, among other things, that the dividend payment is in the best interests of our shareholders, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the board of directors may deem relevant. The decision of any declaration of dividend payment, the amount and the frequency of such, if at all, is the discretion of our Board of Directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

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

We conduct our business worldwide. We are headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Korea, and Taiwan. We generated 93%, 90% and 91% of our revenue in 2012, 2013 and 2014, respectively, from sales to customers outside the United States. International operations are subject to many other inherent risks, including but not limited to:

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

Parts of the world, including Taiwan, Japan, China and the United States are susceptible to earthquakes. In 1999, 2008, and 2011 Taiwan, China, and Japan respectively, experienced severe earthquakes that caused significant property damage and loss of life. Although the 1999, 2008 and 2011 earthquakes did not have a material impact on our business, a major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

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

The Taiwanese and South Korean governments have been supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwanese government. For example, under the Statute for Upgrading Industries of Taiwan, we were granted tax credits by the Taiwan Ministry of Finance for qualifying research and development costs and in qualifying employee training expenses. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the government. In 2010, “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. However, we are still eligible to use certain previously granted exemptions. See “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and Note 12 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

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

Subsidiaries of the Company

Below is a list of subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
FCI Inc.	Korea
Silicon Motion BV	The Netherlands
Silicon Motion K.K.	Japan
Silicon Motion Korea Ltd.	Korea
Silicon Motion Technology (HK) Limited	Hong Kong
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
Silicon Motion, Inc. (Beijing)	China
Silicon Motion, Inc. (Shanghai)	China
Silicon Motion, Inc. (Shenzhen)	China

Overview

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to original equipment manufacturers (“OEMs”) and other customers in the mobile storage and mobile communications markets. Our products are widely used in smartphones, tablets, notebooks, desktop PCs and industrial and commercial applications.

For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. More NAND flash products, especially next generation flash, whether produced by Samsung, SanDisk, Toshiba, Micron, Intel or SK Hynix are supported by Silicon Motion controllers than any other company. We are the leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets and are increasingly focused on client SSDs controllers for PCs and other applications.

For the mobile communications market, our key products are mobile communication transceivers and mobile TV SoCs. We are a dedicated provider of 4G LTE transceivers for Samsung’s smartphones and tablets.

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

We believe that our controllers are designed to meet the specifications of the majority of NAND flash currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Most of our controllers support two-bits per cell MLC, three-bits per cell MLC NAND flash, which is also known as Triple-Level Cell (“TLC”) NAND flash and future 3D NAND. Our controllers also support NAND flash designed and fabricated at all the primary process geometries, including the most advanced process geometries.

Mobile Device Specialty RF ICs

The RF IC industry is large and fragmented and encompasses several major markets, such as mobile connectivity, broadcast TV, and broadband data. Since major markets demand large supplies of standard solutions, these markets are intensively competitive and are dominated by large semiconductor companies with significant engineering, financial, intellectual property, and other resources. Within and outside of the traditional major markets are niche and custom solutions sub-markets. We have significant RF, analog, and mixed signal IC design expertise and experience relating to several key sub-markets:

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

Our Customers

We sell our semiconductor solutions to leading OEMs and module makers, worldwide. Most of our high performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading supplier of controllers used in eMMC embedded memory used in smartphones and tablets and a leading supplier of controllers used in flash memory cards, USB flash drives and SSDs. We provide our innovative mobile communications ICs primarily to Samsung. We supply our LTE transceivers to Samsung and mobile TV SoCs to leading global handset OEMs.

Sales to our five largest customers represented approximately 61%, 65% and 64% of our net revenue in 2012, 2013 and 2014, respectively. Sales to one customer in 2012 and two customers in 2013 and 2014 accounted for 10% or more of our net revenue, represented 35%, 46% and 47% of our net revenue in 2012, 2013 and 2014, respectively. In 2012, the significant customer was Samsung and in 2013 and 2014, Samsung and SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 82% of our sales in 2012, 83% of our sales in 2013, and 81% of our sales in 2014 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors and sales reps with locations throughout the world. We selected these distributors and reps based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

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

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of products and solutions. Our engineering team has expertise in system architecture, digital, mixed-signal and RF IC design, and software engineering. As of March 31, 2015, we had 593 patents in China, Japan, Korea, Taiwan, and the United States and 740 patents pending. We continue to actively pursue the filing of additional patent applications in China, Japan, Korea, Taiwan, and the United States.

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

Our research and development expenses were approximately US$51.0 million, US$46.5 million and US$60.9 million for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Quality and reliability assurance. We have designed and implemented a quality assurance system that provides the framework for continual improvement of products, processes and customer service. To ensure consistent product quality, reliability and yield, our quality assurance teams perform reliability engineering, quality control, ISO system development, document control, subcontractor quality management and customer engineering services to closely monitor the overall process from IC design to after-sale customer support. In particular, we rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers and subcontractors are pre-qualified by our quality assurance teams. Our suppliers are required to have a quality management system, certified to ISO 9000 standard. Our operations have been ISO 9001 certified since 1999.

Competition

The semiconductor industry is characterized by intense competition. Our customers face supply shortages or oversupply, rapid technological changes, evolving industry standards and declining average selling prices.

Our competitors in our mobile storage market include Alcor Micro, ASolid, Marvell, and Phison. In the mobile communications market, the companies with whom we compete include Raontech and Fujitsu. We also face competition from some of our customers, such as Samsung.

Seasonality

See “Risk Factors — Because our operating results for any period could be adversely affected by a number of factors and therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict” in Item 3 above and “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations” in Item 5 below.

Intellectual Property

Our success and future revenue growth depends, in part, on our ability to protect our intellectual property. We rely on a portfolio of intellectual property rights, registered in the United States, Taiwan, and other countries, including patents, copyrights, trademark registrations, trade secret laws, contractual provisions, licenses, and other methods to protect our intellectual property.

As of March 31, 2015, we held 593 patents in the United States, Taiwan, and other countries and have 740 pending patent applications in the United States, Taiwan, and other countries. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

Companies in the semiconductor industry have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. Any such litigation could materially adversely affect us.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “VirtualZero,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” and “NANDXtend” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

Our corporate headquarters is located in Hsinchu, Taiwan. As of the date of this annual report, we own this 160,800 square feet facility, which houses our management and administration, operations, and research and development departments. In Taiwan, we also lease premises in Taipei, occupying approximately 54,700 square feet of floor space, which houses our sales and marketing, as well as research and development departments.

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

For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. More NAND flash products, especially next generation flash, whether produced by Samsung, SanDisk, Toshiba, Micron, Intel or SK Hynix are supported by Silicon Motion controllers than any other company. We are the leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets and are increasingly focused on client SSD controllers for PCs and other applications.

For the mobile communications market, our key products are mobile communication transceivers and mobile TV SoCs. We are a dedicated provider of 4G LTE transceivers for Samsung’s smartphones and tablets.

We market our mobile storage products under the “SMI” brand and mobile communications products under the “FCI” brand and sell our semiconductor solutions to leading OEMs and module makers worldwide. Our customers include industry leaders such as Micron, Samsung, SK Hynix, Sony, and Transcend. We sell our products through our direct sales force and distributors.

Our revenue growth and product mix has been constantly evolving due to continued technological advancement of solid state storage solutions using NAND flash and the introduction of new consumer electronics devices with more advanced capabilities. Historically, controllers for removable flash memory cards used in mobile phones and digital cameras provided the majority of our revenue. Recently, a growing portion of our revenue growth have come from controllers for SSDs and embedded memory, specifically eMMC embedded memory used in smartphones and tablets. In 2014, our SSD and embedded product sales accounted for over half our total sales and exceeded the sales of our card controllers and USB flash drive controllers. We believe that over the next few years, as the market for devices using SSDs and embedded memory further expands, the proportion of our revenue from these new growth products will increase. We continue to focus on adapting our business to the changing end-markets for NAND flash memory and aligning our resources accordingly. We have no assurance that our SSD and embedded memory products will grow consistently over the next few years, or at all.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. The semiconductors that we sell are primarily for mobile storage and mobile communications markets. Net sales generated by these product groups for the periods indicated are as follows:

	Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage (1)	202,093	72	185,488	82	241,614	84
Mobile Communications (2)	67,564	24	31,022	14	40,034	14
Others (3)	11,713	4	8,798	4	7,675	2

Total	281,370	100	225,308	100	289,323	100

(1)	Includes controllers for flash memory cards, USB flash drives, SSDs, and eMMCs.

(2)	Includes mobile TV IC solutions and handset transceiver ICs.
(3)	Includes embedded graphics processors, demo boards, and non-recurring engineering income.

For the years ended December 31, 2012, 2013 and 2014 we derived approximately 26%, 21%, and 20% respectively, of our net sales from customers located in Taiwan and approximately 7%, 10%, and 9% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2012	2013	2014
Country
Taiwan	26%	21%	20%
Korea	49%	51%	52%
China	13%	13%	12%
United States	7%	10%	9%
Others	5%	5%	7%

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2012	2013	2014
Currency
U.S. dollars	93%	97%	95%
Korean won	7%	3%	3%
Japanese yen	—	—	2%

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

General and administrative expenses. Our general and administrative expenses consist primarily of employee salaries and related costs, stock-based compensation expense, insurance premiums, professional fees and allowance for doubtful accounts. We expect that general and administrative expenses will increase in absolute terms in future periods as our net sales increase.

Amortization of acquired intangible assets. Amortization of acquired intangible assets relates to intangible assets, such as core technology and customer relationships, but excluding goodwill.

Accounting for stock-based compensation. We grant both stock options and restricted stock units to our employees and members of the Board of Directors. The value of our restricted stock units is expensed over the vesting period and based on the grant date share price, less the present value of expected dividends during the vesting period, discounted at a risk-free interest rate. We estimate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model and recognize stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. We reserved approximately US$0.3 million, US$1.3 million and US$1.6 million in 2012, 2013 and 2014, respectively, for estimated sales returns and discounts, representing approximately 0.1%, 0.6% and 0.5% of our gross sales for those respective periods.

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

Our allowance for trade-related doubtful accounts were approximately US$1.6 million, US$1.3 million and US$1.2 million as of December 31, 2012, 2013 and 2014, respectively, representing approximately 4.1%, 3.8% and 3.7% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down US$1.6 million, US$2.5 million and US$4.6 million in 2012, 2013 and 2014, respectively, for estimated obsolete or unmarketable inventory.

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

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. No impairment losses were recognized in 2012, 2013 and 2014.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s net assets at year end. No impairment losses were recognized in 2012, 2013 and 2014.

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

In 2012, 2013 and 2014, no impairment charges were recorded. The assessment was based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

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

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2012, 2013 and 2014 was US$3.5 million, US$5.8 million and US$4.7 million, respectively. As of December 31, 2013 and 2014, US$1.4 million and US$1.7 million of interest and penalties were accrued. Fiscal years 2007 through 2014 remain subject to examination by the US Internal Revenue Service. Fiscal years 2009 through 2014 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 12 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2014.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Net sales	100.0%	100.0%	100.0%
Cost of sales	53.2	52.7	48.3

Gross profit	46.8	47.3	51.7

Operating expenses:
Research and development	18.1	20.6	21.1
Sales and marketing	5.7	6.0	5.6
General and administrative	4.3	5.0	4.6

Total operating expenses	28.1	31.6	31.3

Operating income	18.7	15.7	20.4

Non-operating income (expenses):
Gain from disposal of short-term investments	0.0	0.0	0.0
Unrealized holding gain (loss) on short-term investment	(0.0)	—	—
Interest income	0.5	0.8	0.7
Dividend income	0.0	—	—
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss), net	0.1	(0.0)	(0.2)
Other income (loss), net	0.0	0.0	0.0

Total non-operating income (loss)	0.6	0.8	0.5

Income before income taxes	19.3	16.5	20.9
Income tax expense	2.5	4.3	5.6

Net income	16.8%	12.2%	15.3%

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

Net sales.

	Years Ended December 31
	2013		2014
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	185,488	82	241,614	84	56,126	30
Mobile communications	31,022	14	40,034	14	9,012	29
Others	8,798	4	7,675	2	(1,123)	(13)

Net sales	225,308	100	289,323	100	64,015	28

Our net sales increased 28% year-over-year to approximately US$289.3 million in 2014, primarily because of increasing mobile storage and mobile communications sales.

Our mobile storage revenue increased 30% year-over-year primarily because of increasing eMMC and SSD controller sales partially offset by declining removable storage controller sales. Mobile communications revenue increased 29% because of increasing mobile TV SoC sales.

Gross profit.

	Years Ended December 31
	2013		2014
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	106,610	47	149,698	52	43,088	40

Gross profit as a percentage of net sales increased to 52% in 2014 as compared to 2013 primarily because of a higher mix of higher gross margin embedded storage product sales. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue increased from 48% in 2013 to 53% in 2014.

Research and development expenses.

	Years Ended December 31
	2013		2014
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	19,333	9	31,356	11	12,023	62
Stock-based compensation	6,351	3	6,773	2	422	7
Other research and development	20,776	9	22,820	8	2,044	10

Research and development	46,460	21	60,949	21	14,489	31

Our research and development expenses increased 31% year-over-year to approximately US$60.9 million in 2014. Salary and benefits increased 62% year-over-year to approximately US$31.4 million, primarily because of more headcount and compensation expenses in 2014. Stock-based compensation increased 7% year-over-year to approximately US$6.8 million, primarily because of more RSU cost in 2014. Other expenses increased 10% year-over-year to approximately US$22.8 million, primarily because of higher IC tape-out and other project expenses in 2014.

Sales and marketing expenses.

	Years Ended December 31
	2013		2014
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	7,411	3	9,453	3	2,042	28
Stock-based compensation	2,197	1	1,746	1	(451)	(21)
Other sales and marketing	3,989	2	5,125	2	1,136	28

Sales and marketing	13,597	6	16,324	6	2,727	20

Our sales and marketing expenses increased 20% year-over-year to approximately US$16.3 million in 2014. Salary and benefits increased 28% year-over-year to approximately US$9.5 million, primarily because of more headcount and compensation expenses in 2014. Stock-based compensation decreased 21% year-over-year to approximately US$1.7 million, primarily because of less RSU cost in 2014 expenses. Other sales and marketing expenses increased 28% year-over-year to approximately US$5.1 million primarily because of more travel expenses and testing fees in 2014.

General and administrative expenses.

	Years Ended December 31
	2013		2014
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	6,330	3	7,933	3	1,603	25
Stock-based compensation	1,406	1	1,546	1	140	10
Other general and administrative	3,514	1	3,876	1	362	10

General and administrative	11,250	5	13,355	5	2,105	19

Our general and administrative expenses increased 19% year-over-year to approximately US$13.4 million in 2014. Salary and benefits increased 25% year-over-year to approximately US$7.9 million, primarily because of more headcount and compensation expenses in 2014. Stock-based compensation increased 10% year-over-year to approximately US$1.5 million, primarily because of more RSU cost in 2014.

Stock-based compensation.

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2013		2014
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	308	—	282	—	(26)	(8)
Research and development	6,351	3	6,773	2	422	7
Sales and marketing	2,197	1	1,746	1	(451)	(21)
General and administrative	1,406	1	1,546	1	140	10

Total stock-based compensation	10,262	5	10,347	4	85	1

Total stock-based compensation increased 1% primarily because of higher RSU cost in 2014.

See Note 14 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Interest income. Our interest income increased to approximately US$2.2 million for the year ended December 31, 2014 from approximately US$1.8 million for the year ended December 31, 2013 because of higher levels of cash and cash equivalents.

Interest expense. Our interest expense increased to approximately US$114 thousand for the year ended December 31, 2014 from approximately US$110 thousand for the year ended December 31, 2013.

Foreign exchange gain (loss). For the year ended December 31, 2014, we had a foreign exchange loss of approximately US$0.6 million for the year ended December 31, 2014 compared to the foreign exchange loss of less than US$0.1 million for the year ended December 31, 2013. We do not presently engage in any hedging activities.

Income tax expense (benefit). Our income tax expense was approximately US$16.1 million for the year ended December 31, 2014 compared to an income tax expense of approximately US$9.8 million for the year ended December 31, 2013.

Net income (loss). Net income was approximately US$44.5 million for the year ended December 31, 2014 compare to a net income of approximately US$27.4 million for the year ended December 31, 2013.

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

Stock-based compensation.

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

Interest income. Our interest income increased to approximately US$1.8 million for the year ended December 31, 2013 from approximately US$1.4 million for the year ended December 31, 2012 because of higher levels of cash and cash equivalents.

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

Net income (loss). Net income was approximately US$27.4 million for the year ended December 31, 2013 compare to a net income of approximately US$47.2 million for the year ended December 31, 2012.

Liquidity and Capital Resources

As of December 31, 2014, we had approximately US$194.2 million in cash and cash equivalents and approximately US$0.7 million in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not currently engage in any currency hedging activities. Our short-term investments consist primarily of bond funds that we trade.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	69,236	49,128	68,725
Net cash used in investing activities	(4,749)	(12,815)	(15,413)
Net cash provided by (used in) financing activities	224	(29,493)	(19,710)
Depreciation and amortization	5,881	6,429	6,917
Capital expenditures	(4,280)	(12,772)	(11,596)

Operating activities

Our net cash provided by operating activities was approximately US$68.7 million for the year ended December 31, 2014, compared to net cash provided by operating activities of approximately US$49.1 million and US$69.2 million during 2013 and 2012, respectively.

For the year ended December 31, 2014, cash flow provided by operations of US$68.7 million resulted primarily from our net income of US$44.5 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$6.9 million of depreciation and amortization and US$10.3 million of stock-based compensation.

•	We increased working capital by US$6.5 million due to increasing sales. Inventory increased by US$10.4 million, notes and accounts receivable decreased by US$2.4 million, notes and accounts payable decreased by US$0.4 million, income tax payable increased by US$9.5 million, and other assets net of other liabilities provided US$5.4 million of cash.

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

Investing activities

Our net cash used in investing activities was approximately US$15.4 million for the year ended December 31, 2014, compared to net cash used in investing activities of approximately US$12.8 million for the year ended December 31, 2013. In 2014, we increased restricted cash by US$3.8 million, which was used as collateral for obtaining additional semiconductor fabrication capacity.

Our net cash used in investing activities was approximately US$12.8 million for the year ended December 31, 2013, compared to net cash used in investing activities of approximately US$4.7 million for the year ended December 31, 2012. In 2013, we purchased additional facilities in Hsinchu, Taiwan and design tools.

Financing activities

Our net cash used in financing activities was approximately US$19.7 million for the year ended December 31, 2014, compared to net cash used by financing activities of approximately US$29.5 million for the year ended December 31, 2013. Our cash used in financing activities in 2014 was primarily for US$20.2 million of dividend payments.

Our net cash used in financing activities was approximately US$29.5 million for the year ended December 31, 2013, compared to net cash provided by financing activities of approximately US$0.2 million for the year ended December 31, 2012. Our cash used in financing activities in 2013 was primarily for US$10.0 million of ADS repurchases and US$19.9 million of dividend payments.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2014:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	US$	US$	US$		US$		US$
	(in thousands)
Operating leases	4,744	1,977	2,029		738		—
Capital leases	10	4	6		—		—
Pension	2,042	2,042	(a	)	(a	)	(a	)
Other long term liabilities	762	478	284		—		—

Contractual cash obligations	7,558	4,501	2,319		738		—

(a)	Our pension obligation after one year has not been estimated.

We decreased long-term taxes payable of US$173 thousand related to uncertain tax positions as of December 31, 2014. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of tax audit.

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

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. Since this guidance is a change in financial statement presentation only, its adoption did not have material impact on the Company’s result of operations, financial position or cash flows.

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

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for fiscal years beginning after December 15, 2016 and early adoption is prohibited. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2014, the FASB issued an accounting update, which clarifies the accounting for share-based payments. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. The guidance is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In August 2014, the FASB issued new standard related to the presentation of financial statements when there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. This standard sets forth management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about our ability to continue as a going concern, and if so, to provide related footnote disclosures. The standard is effective for fiscal years beginning after December 15, 2016 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In February 2015, the FASB issued an accounting update to amend the consolidation analysis. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

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

Name	Age	Position
James Chow	64	Chairman of the Board
Wallace C. Kou	56	President, Chief Executive Officer and Director
Steve Chen	43	Director
Tsung-Ming Chung	65	Director
Lien-Chun Liu	57	Director
Yung-Chien Wang	52	Director
Han-Ping D. Shieh	61	Director
Riyadh Lai	46	Chief Financial Officer
Nelson Duann	46	VP of Product Marketing, Mobile Storage
Gihyun Bae	56	Senior VP of Product Planning & Strategic Business Development
Sangwoo Han	46	Senior VP and General Manager, Mobile Communications
Arthur Yeh	54	VP of Sales, Mobile Storage
Robert Fan	51	VP and General Manager, SMI U.S.
John (Chun-O) Kim	54	VP of Sales, Mobile Communications
Frank Chang	49	VP of R&D, Mobile Storage
Ken Chen	53	VP of Operations
Kevin Yeh	51	VP of R&D, Algorithm & Technology
John (Jong Ryul) Lee	51	VP of R&D, Mobile Communications
Jason Chiang	47	VP of HR and Administration, and Special Assistant to CEO
Frank Shu	58	VP of R&D, SSD System Technology and VCT

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

Steve Chen, Director

Mr. Chen joined our board of directors in 2012. Mr. Chen is the chairman of Mercuries Co., Ltd.. Mr. Chen has two Master of Engineering degrees from Cornell University.

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

Han-Ping D. Shieh, Director

Mr. Shieh is currently a professor at National Chiao Tung University’s Display Institute and Department of Photronics and a Vice Chancellor at the University System of Taiwan, the union of four leading Taiwan research universities: National Chiao Tung University, National Central University, National Tsing Hua University and National Yang-Ming University. Mr. Shieh was a Changjiang Scholar at Shanghai Jiao Tong University in 2010, Dean at National Chiao Tung University’s College of Electrical & Computer Engineering from 2006 to 2010, and was a Research Staff Member at IBM Thomas J. Watson Research Center from 1988 to 1992. He is currently on the Board of Directors at Sercomm, Advanced Analog Technology, and Tianma Microelectronics and is a fellow at the Institute of Electrical and Electronics Engineers (IEEE), Optical Society of America, and Society for Information Display. Mr. Shieh received his PhD in Electrical & Computer Engineering from Carnegie Mellon University.

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

Gihyun Bae, Senior VP of Product Planning & Strategic Business Development

Mr. Bae has served as our Senior Vice President for Product Planning and Strategic Business Development since January 2015. Mr. Bae has 30 years of memory semiconductor experience, including 15 years in the NAND flash industry. Before joining Silicon Motion, he served as Senior Vice President at SK Hynix in charge of its Flash Solution Development division and spearheaded SK Hynix’s very successful eMMC/eMCP sales growth and market share expansion. Prior to this role, Mr. Bae was Senior Vice President of SK Hynix’s Flash Development division, responsible for directing the engineering of several generations of NAND flash technology. Mr. Bae was previously the President of the Korean operations of Anobit, the Israeli controller company. Mr. Bae has a BS in Electronic Material Engineering from Kyungpook National University.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, the aggregate compensation to our directors and senior executive officers was approximately US$3.73 million. In 2014, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 236,500 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Future amendments and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the Plan at any time. The Plan terminated pursuant to its terms on April 22, 2015. The Company currently anticipates that the Board of Directors will adopt a 2015 Equity Incentive Plan in the second quarter of 2015.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2012	2013	2014
Management and administration	98	100	105
Operations	24	24	28
Research and development	429	468	549
Sales and marketing	137	139	142

Total	688	731	824

As of December 31, 2014, we had 824 total employees, including 544 in Taiwan, 29 in the United States, 111 in China, 134 in Korea, and 6 in Japan. 658 of our total employees are engineers.

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

There were 137,608,928 of our ordinary shares outstanding as of March 31, 2015. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,407,546	1.75
Wallace C. Kou (2)	3,724,394	2.71
Steve Chen	—	—
Tsung-Ming Chung (3)	84,280	*
Lien-Chun Liu (4)	184,280	*
Yung-Chien Wang (5)	798,674	*
Han-Ping D. Shieh (6)	12,000	*
Riyadh Lai (7)	1,645,380	1.20
Nelson Duann (8)	72,000	*
Gihyun Bae	—	—
Sangwoo Han (9)	215,608	*
Arthur Yeh (10)	325,628	*
Robert Fan (11)	36,000	*
John (Chun-O) Kim (12)	96,000	*
Frank Chang (13)	313,040	*
Ken Chen (14)	474,385	*
Kevin Yeh (15)	222,000	*
John (Jong Ryul) Lee (16)	163,704	*
Jason Chiang (17)	610,060	*
Frank Shu (18)	43,000	*

*	Less than one percent
(1)	Represents 2,407,546 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 3,169,100 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 520,200 shares that Mr. Kou has the right to acquire within the next 60 days upon the exercise of RSUs or options.
(3)	Represents 84,280 shares owned by Mr. Chung.
(4)	Represents 184,280 shares owned by Ms. Liu.
(5)	Represents 798,674 shares owned by Mr. Wang.
(6)	Represents 12,000 shares owned by Mr. Shieh.
(7)	Represents 663,400 shares owned by Mr. Lai, 739,880 shares owned by his spouse, 242,100 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.
(8)	Represents 72,000 shares owned by Mr. Duann.
(9)	Represents 215,608 shares owned by Mr. Han.
(10)	Represents 325,628 shares owned by Mr. Yeh.

(11)	Represents 36,000 shares owned by Mr. Fan.
(12)	Represents 96,000 shares owned by Mr. Kim.
(13)	Represents 313,040 shares owned by Mr. Chang.
(14)	Represents 468,660 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(15)	Represents 222,000 shares owned by Mr. Yeh.
(16)	Represents 163,704 shares owned by Mr. Lee.
(17)	Represents 598,612 shares owned by Mr. Chiang and 11,448 shares owned by his spouse.
(18)	Represents 43,000 shares owned by Mr. Shu.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2015, there were 137,608,928 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2015, we had 34,302,825 ADSs, representing 137,211,300 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2015:

Identity of person or group	Number of shares owned	Percentage Owned
Point72 Asset Management, Point 72 Capital Advisors Inc., SAC Capital Associates, Cubist Systematic Strategies, Steven A. Cohen and SAC Capital Advisors LP (1)	1,797,885	5.2

Notes:

(1)	According to Amendment No. 3 to Schedule 13G filed by Point72 Asset Management, Point 72 Capital Advisors Inc., SAC Capital Associates, Cubist Systematic Strategies, Steven A. Cohen and SAC Capital Advisors LP with the SEC on January 9, 2015.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred between January 1, 2012 and April 20, 2015.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. The Company filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the Plan. In January 2012, January 2014 and December 2014, we received the first distribution of US$21 thousand, the second distribution of US$36 thousand, and the third distribution of US$12 thousand, respectively.

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

Dividends

We announced and paid a total of $19.9 million and $20.2 million in dividends during 2013 and 2014, respectively. Future dividends, if any, on our outstanding ADSs and ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

Significant Changes.

No significant changes have occurred since the date of our audited consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2010 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2010	6.50	2.64
2011	21.60	4.14
2012	24.98	11.32
2013	16.19	9.90
2014	28.96	12.92

Quarterly:
First Quarter, 2013	16.19	11.57
Second Quarter, 2013	11.85	9.90
Third Quarter, 2013	13.25	10.38
Fourth Quarter, 2013	15.48	11.71

First Quarter, 2014	18.44	12.92
Second Quarter, 2014	20.48	15.16
Third Quarter, 2014	28.96	20.30
Fourth Quarter, 2014	28.10	21.04

Monthly
November 2014	24.40	21.04
December 2014	25.5	22.65
January 2015	28.99	23.50
February 2015	30.50	26.25
March 2015	28.75	25.25
April 2015 (through April 29)	34.12	26.50

ITEM 10.	ADDITIONAL INFORMATION

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

The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2014 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2014 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

Foreign currency risk. Since 2012, we consider our direct exposure to foreign exchange rate fluctuations to be minimal. Prior to 2012, we reported our financial results in NT dollars and our direct exposure to foreign exchange rate fluctuations was more significant. Gains or losses from foreign currency re-measurement are included in “Non-Operating Income (Expenses)” in our Consolidated Financial Statements. The impact of foreign currency transaction gain or loss included in determining net income (loss) for 2012, 2013 and 2014 was $0.4 million, nil and (0.6) million, respectively. Currently, the majority of our revenue, cost of sales, accounts receivable, and accounts payable are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.

Also refer to “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2014, the aggregate carrying value of these investments on our balance sheet was US$0.1 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments for the years ended on December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, we also had US$0.7 million of short-term investments maintained in bond funds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2014, we received from our depositary bank a reimbursement of US$0.6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2014 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2014, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 29, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2015

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2013 and 2014. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2013	2014
	US$	US$
	(in thousands)
Audit Fees (1)	747	773
Audit-Related Fees (2)	—	—
Tax Fees (3)	126	157
All Other Fees (4)	—	50
Total	873	980

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2013 or 2014.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. This category consists of consulting services rendered by Deloitte & Touche for COSO 2013.

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

In 2014 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-32.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Second Amended and Restated Silicon Motion Technology Corporation Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 of the company’s Form 20-F for the year ended December 31, 2009, filed June 25, 2010).

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

Exhibit Number	Description

4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, FCI Inc. and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

4.13*	Share Purchase Agreement dated as of April 24, 2015 among Silicon Motion Technology Corporation, Silicon Motion Technology (Hong Kong) Ltd., F-Tec Holdings International Ltd., the shareholders of F-Tec Holdings International Ltd. and Xueshi Yang, as the Sellers’ Representative.

8.1 *	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1 *	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2 *	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1 *	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1 *	Consent of Deloitte & Touche.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/S/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: April 30, 2015

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014, all expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2015

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2013	2014
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	161,720	194,211
Short-term investments	742	703
Notes and accounts receivable, net	31,213	28,854
Inventories	33,666	44,076
Restricted assets-current	15,299	19,322
Deferred income tax assets, net	1,278	—
Prepaid expenses and other current assets	2,621	3,274

Total current assets	246,539	290,440
Long-term investments	133	133
Property and equipment, net	30,195	35,537
Deferred income tax assets, net	714	1,909
Goodwill	35,474	35,467
Other assets	3,708	3,436

Total assets	316,763	366,922

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	14,661	14,246
Income tax payable	8,189	17,696
Current portion of long-term payable	207	478
Deferred income tax liabilities, net	—	388
Accrued expenses and other current liabilities	17,610	23,646

Total current liabilities	40,667	56,454
Long-term payable, net of current portion	211	284
Other long-term liabilities	5,188	6,084

Total liabilities	46,066	62,822

Commitments and Contingencies (Note 15)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 131,630 thousand shares in 2013 and 135,622 thousand shares in 2014	1,316	1,356
Additional paid-in capital	180,016	190,783
Accumulated other comprehensive income	4,095	2,505
Retained Earnings	85,270	109,456

Total shareholders’ equity	270,697	304,100

Total liabilities and shareholders’ equity	316,763	366,922

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
NET SALES	281,370	225,308	289,323
COST OF SALES	149,650	118,698	139,625

GROSS PROFIT	131,720	106,610	149,698

OPERATING EXPENSES
Research and development	50,975	46,460	60,949
Sales and marketing	15,919	13,597	16,324
General and administrative	12,156	11,250	13,355

Total operating expenses	79,050	71,307	90,628

OPERATING INCOME	52,670	35,303	59,070

NON-OPERATING INCOME (EXPENSES)
Gain from disposal of short-term investments	2	122	4
Unrealized holding loss on short-term investment	(118)	—	—
Dividend income	17	—	—
Interest income	1,433	1,845	2,215
Foreign exchange gain (loss), net	390	(25)	(606)
Interest expense	(61)	(110)	(114)
Other income, net	1	13	(1)

Total non-operating income	1,664	1,845	1,498

INCOME BEFORE INCOME TAX	54,334	37,148	60,568
INCOME TAX EXPENSE	7,116	9,772	16,101

NET INCOME	47,218	27,376	44,467

EARNINGS PER ORDINARY SHARE:
Basic	0.37	0.21	0.33

Diluted	0.35	0.20	0.33

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	129,259	132,259	134,604

Diluted (Thousands)	134,504	134,567	136,787

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	1.46	0.83	1.32

Diluted	1.40	0.81	1.30

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	32,315	33,065	33,651

Diluted (Thousands)	33,626	33,642	34,197

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
NET INCOME	47,218	27,376	44,467

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	1,947	633	(1,202)
Change in deferred pension gain (loss)	(337)	(203)	(388)

OTHER COMPREHENSIVE INCOME (LOSS)	1,610	430	(1,590)

TOTAL COMPREHENSIVE INCOME	48,828	27,806	42,877

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2012	124,572	1,246	161,968	2,055	36,231	—	201,500
Net income	—	—	—	—	47,218	—	47,218
Other comprehensive income	—	—	—	1,610	—	—	1,610
Stock-based compensation expenses	—	—	11,802	—	—	—	11,802
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	5,468	54	82	—	—	—	136

BALANCE, DECEMBER 31, 2012	130,040	1,300	173,852	3,665	83,449	—	262,266
Net income	—	—	—	—	27,376	—	27,376
Other comprehensive income	—	—	—	430	—	—	430
Stock-based compensation expenses	—	—	10,262	—	—	—	10,262
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	5,154	52	294	—	—	—	346
Share repurchase	—	—	—	—	—	(10,018)	(10,018)
Dividends declared (US$0.15 per ordinary share)	—	—	—	—	(19,965)	—	(19,965)
Treasury stock retired	(3,564)	(36)	(4,392)	—	(5,590)	10,018	—

BALANCE, DECEMBER 31, 2013	131,630	1,316	180,016	4,095	85,270	—	270,697
Net income	—	—	—	—	44,467	—	44,467
Other comprehensive income	—	—	—	(1,590)	—	—	(1,590)
Stock-based compensation expenses	—	—	10,347	—	—	—	10,347
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	3,992	40	420	—	—	—	460
Dividends declared (US$0.15 per ordinary share)	—	—	—	—	(20,281)	—	(20,281)

BALANCE, DECEMBER 31, 2014	135,622	1,356	190,783	2,505	109,456	—	304,100

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	47,218	27,376	44,467
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized holding loss on short-term investment	118	—	—
Depreciation and amortization	5,881	6,429	6,917
Gain from disposal of short-term investments	(2)	(122)	(4)
Stock-based compensation	11,802	10,262	10,347
Loss on disposal of property and equipment	26	5	18
Deferred income taxes	1,582	1,181	471
Changes in operating assets and liabilities:
Short-term investments	(12,018)	14,265	—
Notes and accounts receivable	2,002	5,572	2,359
Inventories	(1,828)	(1,523)	(10,410)
Prepaid expenses and other current assets	248	(403)	(678)
Other assets	590	(143)	67
Notes and accounts payable	5,644	(11,981)	(415)
Accrued expenses and other current liabilities	6,390	(7,415)	5,543
Income tax payable	1,362	3,520	9,507
Other liabilities	221	2,105	536

Net cash provided by operating activities	69,236	49,128	68,725

CASH FLOWS FROM INVESTING ACTIVITIES
Return of capital from long-term investments	—	46	—
Purchase of property and equipment	(4,280)	(12,772)	(11,596)
Changes in restricted assets	(469)	(89)	(3,817)

Net cash used in investing activities	(4,749)	(12,815)	(15,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	224	422	514
Share repurchase	—	(10,018)	—
Dividends paid	—	(19,897)	(20,224)

Net cash provided by (used in) financing activities	224	(29,493)	(19,710)

NET INCREASE IN CASH AND CASH EQUIVALENTS	64,711	6,820	33,602
EFFECT OF EXCHANGE RATE CHANGES	1,260	166	(1,111)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	88,763	154,734	161,720

CASH AND CASH EQUIVALENTS, END OF YEAR	154,734	161,720	194,211

SUPPLEMENTAL INFORMATION
Interest paid	—	86	71

Income taxes paid	3,256	2,947	5,892

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) was incorporated in the Cayman Islands on January 27, 2005. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. In the mobile storage market, the Company’s key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products such as flash memory cards and USB flash drives. For the mobile communications market, the Company’s key products are handset transceivers and mobile TV IC solutions.

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

The Company sells semiconductor solutions to leading module makers and OEMs worldwide. The Company provides high performance flash memory storage controllers to companies such as SK Hynix, Netcom, Micron, Samsung, Sony, and Transcend. The Company is a leading supplier of controllers used in eMMC embedded memory, flash memory cards, and USB flash drives. The Company provides innovative mobile communications ICs primarily to LG and Samsung. Sales to one customer in 2012, and two customers in 2013 and 2014 accounted for 10% or more of our net revenue, represented 35%, 46% and 47% of our net revenue in 2012, 2013 and 2014, respectively. In 2012, the significant customer was Samsung and in 2013 and 2014, Samsung and SK Hynix. The Company’s top ten customers in 2012, 2013 and 2014 accounted for approximately 75%, 76% and 76% of net sales.

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

See Note 17, “Fair Value Measurement”, for the related disclosure.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2012, 2013 and 2014 was approximately US$5,881 thousand, US$6,429 thousand and US$6,917 thousand, respectively.

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

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 9, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2012, 2013 and 2014.

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducts its annual impairment test of goodwill on November 30. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 9, “Goodwill and Acquired Intangible Assets,” regarding impairment testing.

Other Assets

Other assets primarily consist of industrial property right and deposits for office leases.

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

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2012, 2013 and 2014, the Company did not experience significant costs associated with warranty returns.

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

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the U.S. dollars. The functional currency of some of the Company’s subsidiaries is the local currency of the respective entity. Accordingly, the financial statements of the foreign subsidiaries were translated into U.S. dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. The resulting translation adjustment is recorded as a separate component of comprehensive income.

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2012, 2013 and 2014:

	Year Ended December 31, 2012			Year Ended December 31, 2013			Year Ended December 31, 2014
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	1,976	79	2,055	3,923	(258)	3,665	4,556	(461)	4,095
Current-period change	1,947	(337)	1,610	633	(203)	430	(1,202)	(388)	(1,590)

Ending balance	3,923	(258)	3,665	4,556	(461)	4,095	3,354	(849)	2,505

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units were 5,245 thousand shares (1,311 thousand ADSs), 2,308 thousand shares (577 thousand ADSs) and 2,183 thousand shares (546 thousand ADSs) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Dividends

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter, including in 2014. The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

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

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. Since this guidance is a change in financial statement presentation only, its adoption did not have material impact on the Company’s result of operations, financial position or cash flows.

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

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for fiscal years beginning after December 15, 2016 and early adoption is prohibited. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2014, the FASB issued an accounting update, which clarifies the accounting for share-based payments. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. The guidance is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In August 2014, the FASB issued new standard related to the presentation of financial statements when there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. This standard sets forth management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about our ability to continue as a going concern, and if so, to provide related footnote disclosures. The standard is effective for fiscal years beginning after December 15, 2016 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In February 2015, the FASB issued an accounting update to amend the consolidation analysis. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

3. CASH AND CASH EQUIVALENTS

	December 31
	2013	2014
	US$	US$
Cash and deposits in bank	19,025	38,851
Time deposits	142,695	155,360

	161,720	194,211

4. SHORT-TERM INVESTMENTS

The Company classified certain short-term investments as trading securities in 2012, 2013 and 2014. Realized gains on sales of these trading securities were US$2 thousand, US$4 thousand and US$4 thousand for the years ended December 31, 2012, 2013 and 2014, respectively. The amount of unrealized losses related to trading securities at year end were US$118 thousand, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively. Structured notes matured in May 2013 and the Company recognized the gain of US$118 thousand.

5. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2013	2014
	US$	US$
Notes receivable	251	192
Trade accounts receivable	33,296	31,256

	33,547	31,448
Allowance for doubtful accounts	(1,275)	(1,167)
Allowance for sales returns and discounts	(1,059)	(1,427)

	31,213	28,854

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	2,648	1,634	1,275
Additions (reversals) charged to expense, net	(663)	(359)	(108)
Write-offs	(351)	—	—

Balance, end of year	1,634	1,275	1,167

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Allowances for sales returns and discounts
Balance, beginning of year	2,709	1,919	1,059
Additions	297	1,320	1,600
Write-offs	(1,087)	(2,180)	(1,232)

Balance, end of year	1,919	1,059	1,427

6. INVENTORIES

The components of inventories are as follows:

	December 31
	2013	2014
	US$	US$
Finished goods	9,117	9,787
Work in process	17,218	20,835
Raw materials	7,331	13,454

	33,666	44,076

The Company wrote down US$1,631 thousand, US$2,503 thousand and US$4,561 thousand in 2012, 2013 and 2014, respectively, for estimated obsolete or unmarketable inventory.

7. LONG-TERM INVESTMENTS

As of December 31, 2013 and 2014, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2013	2014	2013	2014
			US$	US$
Cost method:
Cashido Corp. (Cashido)	2.1%	2.1%	104	104
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	29	29

			133	133

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices.

In December 2006 and February 2007, the Company invested US$3,360 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In 2009 and 2013, the Company received US$808 thousand and US$46 thousand from Vastview which reduced its share capital. From 2008 to 2010, the Company had recognized impairment charges of US$2,462 thousand in its investment in Vastview. No impairment charges were incurred since 2011.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as circumstances warrant. The Company believed there was no other than temporary impairment for the years ended December 31, 2012, 2013 and 2014, respectively.

8. PROPERTY AND EQUIPMENT

	December 31
	2013	2014
	US$	US$
Cost:
Land	6,650	8,058
Buildings	16,711	19,813
Machinery and equipment	12,038	13,443
Furniture and fixtures	4,407	5,131
Leasehold and buildings improvement	3,753	4,229
Software	25,939	29,796

Total	69,498	80,470

Accumulated depreciation:
Buildings	1,869	2,240
Machinery and equipment	9,083	10,573
Furniture and fixtures	3,224	3,492
Leasehold and buildings improvement	2,988	3,064
Software	22,160	25,807

	39,324	45,176
Prepayment and construction in progress	21	243

	30,195	35,537

In April 2006, the Company leased its land and buildings located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the leased land and building as of December 31, 2014 was US$603 thousand and US$161 thousand, respectively. The lessee renewed the three year operating lease with the Company in March 2009 and 2012. Annual rental income from the lease is about US$41 thousand each year.

9. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 are as follows:

	December 31
	2013				2014
	US$				US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Core technology	15,809	(4,474)	(11,335)	—	15,809	(4,474)	(11,335)	—
Customer relationship	8,325	—	(8,325)	—	8,325	—	(8,325)	—
Order backlog	1,243	—	(1,243)	—	1,243	—	(1,243)	—

Total	25,377	(4,474)	(20,903)	—	25,377	(4,474)	(20,903)	—

No impairment losses were recognized in 2012, 2013 and 2014. Amortization expense of acquisition-related intangible assets was nil thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value.

In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed its annual impairment test on November 30. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 was US$66,300 thousand. The Company’s fiscal 2012, 2013 and 2014 impairment test concluded there was no impairment. In October 2011, the Company purchased BTL’s assets and assumed US$156 thousand of goodwill. Total goodwill was US$35,474 thousand and US$35,467 thousand as of December 31, 2013 and 2014, respectively.

	December 31
	2013				2014
	US$				US$
	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	66,330	(30,808)	(18)	35,474	66,330	(30,808)	(25)	35,467

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2013	2014
	US$	US$
Wages and bonus	6,741	12,093
Research and development payable	3,012	2,468
License fees and royalties	2,637	2,982
Professional fees	1,765	1,714
Equipment	359	1,170
Others	3,096	3,219

	17,610	23,646

11. PENSION PLAN

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “Act”), which became effective on July 1, 2005, and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$716 thousand, US$788 thousand and US$872 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the “Fund”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2013 and 2014, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2015 to be US$57 thousand which was determined based on 2% of estimated salaries in 2015.

Starting in 2010, the Company provides a defined benefit pension plan to the Korean employees of FCI, the Company’s second largest operating company with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets. FCI estimates its contribution for the year ending December 31, 2015 to be US$1,052 thousand.

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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2012	2013	2014
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	1,458	1,897	2,098
Service cost	608	440	437
Interest cost	77	58	58
Actuarial loss(gain)	(187)	(202)	814
Benefits paid	(59)	(95)	(87)

Projected benefit obligation at end of year	1,897	2,098	3,320

Change in plan assets
Fair value of plan assets at beginning of year	1,376	1,925	2,319
Actual return on plan assets	43	43	31
Employer contributions	546	433	282
Benefits paid	(40)	(82)	(76)

Fair value of plan assets at end of year	1,925	2,319	2,556

Funded status recognized as an other asset(liabilities)	28	221	(764)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Net loss	257	460	848
Transition obligation	1	1	1

Total recognized in accumulated other comprehensive income	258	461	849

The accumulated benefit obligation for all defined benefit pension plans was US$1,332 thousand, US$1,369 thousand and US$1,762 thousand at December 31, 2012, 2013 and 2014, respectively.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Service cost	608	440	437
Interest cost	77	58	58
Projected return on plan assets	(43)	(47)	(51)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	—	(3)	(19)

Net periodic benefit cost	642	448	425

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2012	2013	2014
	US$	US$	US$
Recognize the decrease in net gain	336	203	388
Amortization of net gain	1	—	—

Total recognized in other comprehensive loss	337	203	388

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$26 thousand.

Expected benefit payments:

US$
2015	237
2016	150
2017	135
2018	253
2019	178
2020 and thereafter	972

The actuarial assumptions to determine the benefit obligations were as follows:

	2012		2013		2014
	Taiwan	Korea	Taiwan	Korea	Taiwan	Korea
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.63%	4.00%	1.88%	5.20%	2.00%	4.10%
Rate of compensation increase	4.25%	3.00%	4.25%	2.60%	4.25%	5.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.63%	4.00%	1.88%	5.20%	2.00%	4.10%
Expected long-term return on plan assets	1.88%	3.10%	2.00%	3.00%	2.00%	2.00%
Rate of compensation increase	4.25%	3.00%	4.25%	2.60%	4.25%	5.00%

FCI’s pension plan assets at December 31, 2013 and 2014 were invested in guaranteed interest contracts insurance and fixed deposit, which are principal and interest guaranteed products and its fair value level is level 2. The assets out of which the obligations have to be settled, measured at their market value by discounting future cash flow with discount rate. The discount rate was determined based on the average future life of the plan’s participants and the market yields on the high quality Korean Corporate Bonds (AA-). Therefore, FCI has no concentration of risk in its plan assets.

The fair values of FCI’s pension plan assets at December 31, 2013 and 2014 are as follows:

	December 31
	2013	2014
	US$	US$
Guaranteed interest contract
Kyobo Life Insurance Co. Ltd.	534	730
Fixed deposit
Industrial Bank of Korea	855	875

	1,389	1,605

12. INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Current	5,534	8,591	15,630
Deferred	1,582	1,181	471

Income tax expense	7,116	9,772	16,101

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Domestic	(11,039)	(8,080)	(12,761)
Foreign	65,373	45,228	73,329

	54,334	37,148	60,568

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Cayman statutory rate	—	—	—
Tax on pretax income at statutory rate	8,142	6,788	15,727
Tax-exempt income	(5,149)	(4,325)	(2,573)
Permanent differences	861	1,730	(396)
Temporary differences	(2,290)	1,732	(344)
Alternative minimum tax	4,340	2,203	1,170
Income tax (10%) on undistributed earnings	2,631	3,396	2,491
Net changes in income tax credit	5,518	708	(899)
Net changes in valuation allowance of deferred income tax assets	(3,879)	(2,364)	733
Net operating loss carryforwards	604	(189)	(1,298)
Liabilities related to unrealized tax benefits	832	(39)	91
Adjustment of prior years’ taxes and others	(4,494)	132	1,399

Income tax expense	7,116	9,772	16,101

Deferred income tax assets (liabilities) are as follows:

	December 31
	2013	2014
	US$	US$
Current:
Notes and accounts receivable	142	141
Stock-based compensation	679	615
Allowance for sales return	123	105
Inventory reserve	544	48
Foreign currency translation	312	(1,273)
Others	561	504
Valuation allowance	(1,083)	(528)

	1,278	(388)

Non-current:
Inventory reserve	590	766
Property and equipment	651	452
Investment tax credits	7,011	7,823
Net operating loss carryforwards	8,540	9,621
Others	(885)	(490)
Valuation allowance	(15,193)	(16,263)

	714	1,909

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The change in the valuation allowance was a decrease of US$3,271 thousand, an increase of US$1,075 thousand, and an increase of US$515 thousand for the years ended December 31, 2012, 2013, and 2014, respectively. The decrease in the valuation allowance in 2012 was primarily due to the utilization of net operating loss carryforwards in 2012 which had been previously fully provided. The increase in valuation allowance in 2013 and 2014 are primarily due to the uncertainty in generating sufficient taxable income in the future and utilization of operating loss carryforwards and research and development credits before they expire. In addition, profits generated from certain products of SMI Taiwan are exempted from income tax for five years beginning January 1, 2010 and January 1, 2012.

As of December 31, 2014, FCI had unused research and development tax credits of approximately US$3,754 thousand which will expire in 2015 to 2019.

As of December 31, 2014, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately US$7,794 thousand. If not utilized, the federal net operating loss carryforwards will expire in 2024.

As of December 31, 2014, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,391 thousand and US$1,678 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2023 while the state tax credit carryforward has no expiration date.

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

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2012	2013	2014
	US $	US $	US$
Balance, beginning of year	2,657	3,520	5,815
Increases in tax positions taken in current year	917	2,947	446
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(54)	(652)	(1,606)

Balance, end of year	3,520	5,815	4,655

At December 31, 2014, the Company had US$4,655 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2012, 2013 and 2014, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$499 thousand, US$627 thousand and US$343 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2013 and 2014 was US$1,412 thousand and US$1,674 thousand, respectively. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2014:

Tax Jurisdiction	Tax Years
SMI Taiwan	2009 and onward
FCI	2009 and onward
SMI USA	2007 onward

13. SHAREHOLDERS’ EQUITY

Appropriations from Earnings

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, SMI Taiwan, the Company’s largest subsidiary, must make appropriations from annual earnings to non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. SMI Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from above a to c as special reserve when necessary;

e.	Cash or stock bonus to employees at 0.01% of any remaining earnings after the above reserves have been appropriated, based on a resolution of the board of directors. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval;

Dividends

The Company declared cash dividends per ordinary share during the periods presented as follows:

	2013		2014
	Dividends Per Share (US$)	Amount (in US$ thousands)	Dividends Per Share (US$)	Amount (in US$ thousands)
First quarter	$0.0375	$5,056	$0.0375	$5,056
Second quarter	$0.0375	5,042	$0.0375	5,060
Third quarter	$0.0375	4,932	$0.0375	5,081
Fourth quarter	$0.0375	4,935	$0.0375	5,084

		$19,965		$20,281

No dividends were declared in our fiscal year ended 2012. Future dividends, if any, on the Company’s outstanding ADSs and ordinary shares will be declared by and subject to the discretion of the Company’s board of directors. If the Company’s board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

Treasury Stock

On January 21, 2013, our Board of Directors approved share buyback plans to repurchase up to US$40 million of the Company’s ADSs during the period from January 22, 2013 to January 21, 2014. The program did not obligate the Company to acquire any particular amount of ADS and the program might be modified or suspended at any time at the Company’s discretion. All the treasury stock under this share repurchase program was retired in July 2013.

In the year ended December 31, 2013, the Company repurchased 891 thousand of ADSs for a total cost of US$10.0 million. The weighted average purchase price per ADS repurchased was US$11.24.

14. EQUITY INCENTIVE PLAN

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

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2004 Plan, and the 2005 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2012	6,506
Restricted stock units granted	(1,461)
Option and restricted stock units forfeited	291

Available for grant at December 31, 2012	5,336
Restricted stock units granted	(1,893)
Option and restricted stock units forfeited	123

Available for grant at December 31, 2013	3,566
Restricted stock units granted	(1,923)
Option and restricted stock units forfeited	44

Available for grant at December 31, 2014	1,687

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2012	1,849	1.47
Options forfeited	—	—
Options exercised	(152)	1.47

Outstanding at December 31, 2012	1,697	1.47	3.14

Options vested and expected to vest after December 31, 2012	1,697	1.47	3.14
Options forfeited	—	—
Options exercised	(287)	1.47

Outstanding at December 31, 2013	1,410	1.47	2.14

Options vested and expected to vest after December 31, 2013	1,410	1.47	2.14
Options forfeited	—	—
Options exercised	(352)	1.46

Outstanding at December 31, 2014	1,058	1.47	1.35

Options vested and expected to vest after December 31, 2014	1,058	1.47	1.35

Options exercisable at December 31, 2014	1,058	1.47	1.35

No stock options were granted in 2012, 2013 and 2014. The intrinsic value of options exercised, determined as of the date of option exercise, was US$318, US$594 and US$1,565 thousand in 2012, 2013 and 2014, respectively.

As of December 31, 2014, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were US$224, US$422 and US$514 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

The related tax effect for stock-based compensation benefit (expense) were US$631 thousand, US$343 thousand, and (US$24) thousand for 2012, 2013 and 2014, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2012, 2013 and 2014 was US$1,560 thousand, US$1,599 thousand and US$1,231 thousand, respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

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

Restricted Stock Units

A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2012	11,164	1.99
Restricted stock units granted	1,461	4.55
Restricted stock units vested	(5,316)	1.75
Restricted stock units forfeited	(291)	2.47

Non-vested at December 31, 2012	7,018	2.68	0.83
Restricted stock units granted	1,893	3.13
Restricted stock units vested	(4,867)	2.60
Restricted stock units forfeited	(123)	2.60

Non-vested at December 31, 2014	3,921	2.90	0.43
Restricted stock units granted	1,923	5.13
Restricted stock units vested	(3,640)	2.96
Restricted stock units forfeited	(44)	4.92

Non-vested at December 31, 2014	2,160	4.90	0.31

As of December 31, 2014, there was US$2,463 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31
	2012	2013	2014
	US $	US $	US$
Cost of sales	375	308	282
Research and development	7,055	6,351	6,773
Sales and marketing	2,494	2,197	1,746
General and administrative	1,878	1,406	1,546

	11,802	10,262	10,347

15. COMMITMENTS AND CONTINGENCIES

FCI provided their employees with collateral for personal loans by depositing at a designated bank US$946 thousand and US$ 455 thousand at December 31, 2013 and 2014, respectively. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through April 2019. The Company recognized rent expense for the years ended December 31, 2012, 2013 and 2014 of US$1,609 thousand, US$1,763 thousand and US$1,981 thousand, respectively. The minimum operating lease payments expected under these leases as of December 31, 2014 were US$1,977 thousand, US$1,367 thousand, US$662 thousand, US$555 thousand, and US$183 thousand for the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

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

In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the Plan. In January 2012, January 2014 and December 2014, the Company received the first distribution of US$21 thousand, the second distribution of US$36 thousand, and the third distribution of US$12 thousand, respectively.

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

16. SEGMENT INFORMATION

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

The Company groups its products into three categories, based on the markets and products in which its ICs may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Mobile Storage	202,093	185,488	241,614
Mobile Communications	67,564	31,022	40,034
Other products	11,713	8,798	7,675

	281,370	225,308	289,323

Revenue is attributed to a geographic area based on the bill-to location. The following summarizes the Company’s revenue by geographic area:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Taiwan	74,034	47,653	57,244
United States	20,230	22,528	26,265
Japan	5,363	3,936	11,180
Korea	137,797	115,287	150,557
China	37,507	29,129	35,008
Others	6,439	6,775	9,069

	281,370	225,308	289,323

Major customers representing at least 10% of net sales

	Year Ended December 31
	2012		2013		2014
	US$	%	US$	%	US$	%
Samsung	98,368	35	36,037	16	30,065	10
SK Hynix	*	*	67,977	30	107,227	37

*	Less than 10%

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
	2012	2013	2014
	US$	US$	US$
Taiwan	16,799	24,066	28,739
United States	58	54	142
Korea	2,226	1,773	2,477
China	4,303	4,302	4,179

	23,386	30,195	35,537

17. FAIR VALUE MEASUREMENT

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. For the years ended December 31, 2013 and 2014, none of the Company’s assets measured on a recurring basis was determined by using significant unobservable inputs.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2013 and 2014:

December 31, 2013

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading bond funds	742	—	—	742

December 31, 2014

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading bond funds	703	—	—	703

Those assets required to be measured at fair value on a nonrecurring basis and the associated losses were nil during the years ended December 31, 2012, 2013 and 2014 and please refer to Note 2, “Summary of Significant Accounting Policy” and Note 10, “Goodwill and Acquired Intangible Assets” for the significant assumption were used.

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

18. SUBSEQUENT EVENT

In April 2015, the Company announced a definitive agreement to acquire Shannon Systems (“Shannon”), a leading supplier of enterprise-class PCIe SSD and storage array solutions to China’s internet and other industries.

Under the terms of the agreement, the Company will pay approximately US$57.5 million, which includes a combination of cash, equity and contingency payments. The transaction has been approved by the boards of directors of both companies, is subject to customary closing conditions, including regulatory review and approval, and is expected to close by the end of July 2015. The Company does not expect the business acquisition to be a significant business acquisition.