Form 20-F
period 2015-12-31
Silicon Motion Technology CORP
filed 2016-04-29
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 139,521,260 ordinary shares as of December 31, 2015, US$0.01 par value per share.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Korea Won” are to the legal currency of South Korea;

•	“Nasdaq” are to the Nasdaq Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with a par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including but not limited to (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation, (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA, (iii) FCI Inc., incorporated in Korea, or FCI, and (iv) Shanghai Baocun Information Technology Co., Ltd., incorporated in the PRC, or Shannon Systems.

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, Shannon Systems, the Shannon Systems logo, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, VirtualZero, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD, Ferri-eMMC, and NANDXtend are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income and cash flow data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

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

	Year Ended December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	223,845	281,370	225,308	289,323	361,297
Cost of sales	115,806	149,650	118,698	139,625	176,765

Gross profit	108,039	131,720	106,610	149,698	184,532
Operating expenses:
Research and development	40,501	50,975	46,460	60,949	71,161
Sales and marketing	14,537	15,919	13,597	16,324	20,173
General and administrative	11,323	12,156	11,250	13,355	15,714
Amortization of intangible assets	694	—	—	—	1,051

Total operating expenses	67,055	79,050	71,307	90,628	108,099

Operating income	40,984	52,670	35,303	59,070	76,433

Total non-operating income	6,232	1,664	1,845	1,498	2,067
Income before income taxes	47,216	54,334	37,148	60,568	78,500
Income tax expense	5,747	7,116	9,772	16,101	18,249

Net income	41,469	47,218	27,376	44,467	60,251

	Year Ended December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Weighted average shares outstanding:
Basic	123,082	129,259	132,259	134,604	138,100

Diluted	129,370	134,504	134,567	136,787	139,634

Earnings per share:
Basic	0.34	0.37	0.21	0.33	0.44

Diluted	0.32	0.35	0.20	0.33	0.43

Earnings per ADS (1):
Basic	1.35	1.46	0.83	1.32	1.75

Diluted	1.28	1.40	0.81	1.30	1.73

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	88,763	154,734	161,720	194,211	180,519
Other current assets	89,739	101,309	83,541	96,229	134,657
Working capital	135,778	199,646	204,594	234,374	226,889
Long-term investments	178	178	133	133	133
Property and equipment, net	24,728	23,386	30,195	35,537	50,469
Goodwill and intangible assets, net	35,458	35,472	35,474	35,467	75,990
Other non-current assets	8,460	6,667	5,700	4,957	3,860
Total assets	247,326	321,746	316,763	366,534	445,628
Total liabilities	45,826	59,480	46,066	62,434	101,130
Total shareholders’ equity	201,500	262,266	270,697	304,100	344,498

Consolidated Cash Flow Data:
Net cash provided by operating activities	54,261	69,236	49,128	68,725	65,946
Net cash used in investing activities	(13,947)	(4,749)	(12,815)	(15,413)	(58,414)
Net cash provided by (used in) financing activities	2,294	224	(29,493)	(19,710)	(20,271)
Depreciation and amortization	5,580	5,881	6,429	6,917	8,987
Capital expenditures	(4,916)	(4,280)	(12,772)	(11,596)	(23,664)

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

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products;

•	changes in demand for electronic devices into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on market demand, adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, timing or cancellation of orders from these customers;

•	seasonality or cyclical fluctuations in our markets;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory components used in our customer’s products;

•	changes in our product mix or customer mix and their effect on our gross margin;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry services;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on an order-to-order basis;

•	deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of integrated circuits, or ICs;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

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

The majority of our products are integrated into devices that are sold directly or indirectly into consumer electronics markets which are difficult for us and our customers to accurately forecast as consumer electronics demand is subject to significant seasonality, with higher net sales generally in the second half of each year, when our customers place orders to meet increased demand during year-end holiday seasons, and other fluctuations. Also, as a significant portion of our quarterly sales are from orders received and fulfilled in that quarter, our visibility as to expected orders from our customers in subsequent periods and for any extended period of time is limited. Additionally, we depend upon our customers’ procurement forecasts in order to forecast demand for our products, and our customers’ procurement forecast may be subject to change. Our failure to accurately forecast demand for our products may result in lost sales or excess inventory and associated reserves or write-downs for our operations. Any of the aforementioned factors could affect sales of our products and thereby harm our business, financial condition and operating results.

If demand for our products declines in the major end-markets that we serve, our sales, net revenue and earnings will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness of the devices incorporating our products that our customers and vendors offer to end-markets. A significant amount of our sales revenue is derived from customers who use our controllers in expandable and embedded solid state storage solutions used in consumer electronics, such as smartphones, tablets, digital cameras, and notebook and desktop PCs. Any significant decrease in the demand for these devices in the end-market may decrease the demand for our semiconductor solutions and may result in a significant decrease in our revenues and earnings. Consumer electronic devices that use our components rapidly change as product capabilities are upgraded or new classes of products are introduced, and these changes may result in a significant reduction in demand for our products. We cannot give any assurance that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our sales, net revenue and earnings.

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

In April 2007 we completed the acquisition of FCI, a privately-held Korea-based fabless IC company focused on mobile TV and wireless communications radio frequency, or RF, applications; in November 2007, we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. (“Centronix”) and in October 2011 we acquired select assets of BTL Systems, Inc. (“BTL”). The products from our FCI, Centronix and BTL acquisitions are for the mobile communications market. In the fourth quarter of 2009, we determined that goodwill and certain long-lived assets relating to these products were impaired and recorded an impairment charge of US$37.4 million. In July 2015 we completed the acquisition of Shannon Systems, a privately-held China-based supplier of enterprise-class PCIe SSD solutions to China’s internet and other industries.

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

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 65%, 64% and 54% of our net revenue in 2013, 2014 and 2015, respectively. Sales to two customers in 2013 and 2014, and one customer in 2015 accounted for 10% or more of our net revenue, representing 46%, 47% and 30% of our net revenue in 2013, 2014 and 2015, respectively. In 2013 and 2014, the significant customers were Samsung and SK Hynix and in 2015, SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

We operate in a rapidly changing industry where a significant majority of our sales are controllers used in NAND flash memory storage devices, and our failure to anticipate and respond quickly to changing industry trends relating to technology, standards, and consumer demand could adversely affect our growth and profitability.

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

We expect that a high percentage of our future sales will come from sales of new products. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions and products with short life cycles. The markets for some of these products are extremely competitive and may entail technologies that are new, immature and/or unpredictable to us. These markets and our endeavors to meet the markets may not develop into profitable opportunities and we have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance and generate returns that we had expected. Recently, we have made significant investments in embedded storage controller technologies, especially those relating to SSD. Failure to grow our embedded storage products or to recoup on our investments in these and other technologies could materially adversely affect our results of operations and future business outlook. As a result, it is difficult to anticipate our future revenue streams from, or provide assurances on the success and the sustainability of, our new products.

The average selling prices of our mobile storage products have historically decreased rapidly and will likely do so in the future, which could harm our revenue and profitability.

The products we develop and sell, especially those for expandable and embedded storage solutions, are used for high volume applications and many of them are subject to rapid declines in average selling prices. Our average selling prices have historically decreased significantly, and we believe that it is possible they may also fall in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by our competitors, competitive pricing pressures and other factors. The consumer electronics market is extremely cost sensitive, which may result in rapidly declining average selling prices of electronic devices and components, such as those made by us, used in devices and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. We have also introduced products for the embedded storage market that typically experiences less intense competition. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to gain more successes with embedded products or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

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

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. The competition for such personnel, particularly technical personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. These technical personnel are required to design and develop integrated circuits, including firmware, and to introduce product enhancements for use in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior management or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as have an adverse effect on our overall growth. In addition, if any other members of our senior management or any of our other key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan, China or Korea, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan, China, or Korea due to the constantly evolving nature of the Taiwanese, Chinese, and Korean legal systems.

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

The ability of each foundry to provide us with semiconductors is limited by its available capacity and access to wafers. We do not have long-term agreements with any of these foundries and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries can allocate capacity to the production of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry customers that are larger and better financed than we are, or have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure manufacturing capacity that we need for our products. In addition, interruptions to the wafer manufacturing processes caused by a natural disaster or human error could result in partial or complete disruption in supply until manufacturing is re-started or we are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our products could significantly delay our ability to ship our products and potentially have negative effects on our relationships with existing customers and our results of operations. In addition, if our subcontractors terminate their relationships with us, we would be required to qualify new subcontractors, which could take at least six months, resulting in unforeseen operating problems, and our operating results may be materially and adversely affected.

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

As of March 31, 2016, we had 692 patents and have 774 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we have been engaged in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or that may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer(s) to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Legal Proceedings” below.

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

We face competition from a large number of competitors in each of our target markets. Our competitors in our mobile storage market include Alcor Micro, ASolid, Marvell, and Phison. In the mobile communications market, the companies with whom we compete include Raontech and Socionext. We also face competition from our customers’ internal products and expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

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

We are required to perform testing for impairment losses relating to long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. Through our acquisitions of FCI and other assets, we acquired core technology, customer relationships, goodwill and other intangible assets. The carry value of goodwill relating to these acquisitions must be assessed for impairment at least on an annual basis. In November 2009, we recorded US$6.6 million of impairment charges relating to our long-lived assets and determined that our goodwill balance was impaired, and wrote down the goodwill balance by US$30.8 million. In July 2015, we recorded US$33.2 million of goodwill and US$ 8.4 million of developed technology and in-process research and development from the acquisition of Shannon Systems. As of December 31, 2015, we had goodwill associated with our acquisitions of US$68.7 million and intangible assets of US$ 7.3 million. Although we recorded an impairment on goodwill and other long-lived assets in 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods and may record further impairment charges if sales of our specialty RF ICs and enterprise SSDs do not grow as expected.

We have not made any passive investments in private companies since February 2007. If the companies in which we have invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in past years. These and future impairment charges could have a material and adverse impact on our operating results. In 2013, 2014 and 2015, there were no impairments recorded.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2015 are effective, excluding the internal control over financial reporting of Shannon Systems, because Shannon Systems was acquired on July 1, 2015 and whose financial statements constitute 6.20% and 5.45% of net and total assets, respectively, 2.50% of net sales, and 0.70% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2015. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter. On November 2, 2015, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The continuation of declaring dividends or if at all, depends on, among other things, that the dividend payment is in the best interests of our shareholders, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the board of directors may deem relevant. The decision of any declaration of dividend payment, the amount and the frequency of such, if at all, is the discretion of our Board of Directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

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

We conduct our business worldwide. We are a Cayman Islands corporation headquartered in Taiwan and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Korea, and Taiwan. We generated 90%, 91% and 89% of our revenue in 2013, 2014 and 2015, respectively, from sales to customers outside the United States, and for the year ended December 31, 2015, 81% of our revenue was from sales in three jurisdictions — Taiwan, Korea and China. International operations are subject to many other inherent risks, including but not limited to:

•	international economic and political conditions, such as political tensions between countries in which we do business (please also refer to Risk Factors relating to China, Korea, and Taiwan);

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	complying with a variety of foreign laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	cultural differences in the conduct of business;

•	inadequate local infrastructure that could result in business disruptions;

•	exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	adverse taxes rules, regulations and penalties; and

•	other factors beyond our control such as nature disasters, terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome, the Avian influenza, and the Swine influenza.

Although our reporting currency is the U.S. dollar, and the majority of our sales and cost of sales are denominated in the U.S. dollar, the majority of our operating expenses are denominated in the NT dollar, and to a lesser extent Korean won, Chinese yuan and U.S. dollar. The functional currencies of our Korean operations and our Chinese operations are the Korean Won and the Chinese yuan, respectively. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction and translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

Parts of the world, including Taiwan, Japan, China and the United States are susceptible to earthquakes. In 1999, 2008, and 2011, Taiwan, China, and Japan respectively, experienced severe earthquakes that caused significant property damage and loss of life. Although the 1999, 2008 and 2011 earthquakes did not have a material impact on our business, a major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

Our principal executive offices and a majority of our employees and a significant portion of our research and development and operations are based in Taiwan. In addition, most of our foundries and assembly and testing suppliers such as TSMC, SMIC, Advanced Semiconductor Engineering Group (“ASE”), Siliconware Precision Industries Co., Ltd. (“SPIL”), and King Yuan Electronics Corp. (“KYEC”) are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan or China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s “One China” policy. On March 14, 2005, the National People’s Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack Taiwan in order to block moves by Taiwan toward formalizing independence.

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

The Taiwanese and South Korean governments have generally been supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwanese government. For example, under the Statute for Upgrading Industries of Taiwan, we were granted tax credits by the Taiwan Ministry of Finance for qualifying research and development costs and in qualifying employee training expenses. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the government. In 2010, “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. However, we are still eligible to use certain previously granted exemptions. See “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and Note 13 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

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

History and Development of the Company

Silicon Motion Technology Corporation (“Silicon Motion”) is a corporation which was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”), in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired FCI Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in Korea. In 2011, we established Silicon Motion BV in the Netherlands with the purpose of expanding our business activities in Europe, as well as to provide supervisory, financing, legal support, accounting services and shareholding for our businesses in other parts of the world. In July 2015, we acquired Shanghai Baocun Information Technology Co., Ltd (“Shannon Systems”), China’s leading enterprise-class PCIe SSD company based in Shanghai, China.

Our principal executive offices are located at 8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. The address of our United States subsidiary, Silicon Motion, Inc., is 1591 McCarthy Blvd., Milpitas, CA 95035. Our ADSs have been listed and traded on Nasdaq since June 2005.

Subsidiaries of the Company

Below is a list of subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
FCI Inc.	Korea
Silicon Motion BV	The Netherlands
Silicon Motion K.K.	Japan
Silicon Motion Korea Ltd.	Korea
Silicon Motion Technology (HK) Ltd.	Hong Kong
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
Silicon Motion, Inc. (Beijing)	China
Silicon Motion, Inc. (Shanghai)	China
Silicon Motion, Inc. (Shenzhen)	China
Shannon Systems	China

Overview

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices and specialty RF ICs for mobile devices. We supply more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs and eMMCs, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in consumer devices such as smartphones, tablets and PCs and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SanDisk, SK Hynix and Toshiba are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. The recent addition of Shannon Systems expands our product portfolio to now include enterprise-grade PCIe SSDs for the Chinese hyperscale data center market. For the mobile communications market, our key products are mobile TV SoCs and handset RF ICs. We market our controllers under the “SMI” brand, our enterprise-grade SSDs under the “Shannon Systems” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, and specially RF ICs under the “FCI” brand.

Industry Background

We operate in the semiconductor industry and primarily focus on designing, developing and marketing: (i) controllers for managing NAND flash used in embedded storage applications such as eMMC embedded memory and SSDs and expandable storage applications such as flash memory cards and USB flash drives, (ii) specialty SSD such as customized enterprise-grade PCIe SSD solutions for the China hyperscale data center market and single-chip SSD solutions for industrial and commercial equipment markets, and (iii) specialty RF ICs used in smartphones and tablets such as mobile TV SoCs.

Our Market and Products

Our products, primarily embedded storage products, expandable storage products and specialty radio frequency integrated circuits (RF ICs), are designed, developed and marketed to mobile storage and mobile communications markets. The two general types of embedded storage and expandable storage products that we sell are (i) NAND flash controllers, such as embedded MultiMediaCard (eMMC), client solid-state drive (SSD), flash memory card and Universal Serial Bus (USB) flash drive controllers, and (ii) specialty storage solutions, such as our customized enterprise-grade Shannon Systems Peripheral Component Interconnect Express (PCIe) SSDs and industrial-grade and commercial-grade single-chip FerriSSDs and Ferri-eMMCs. NAND flash controllers account for a significant majority of sales. Our Ferri storage solutions all use our industry-proven controllers and beginning in 2016, we anticipate that our Shannon Systems SSDs will also start using our controllers.

NAND Flash Controllers

NAND flash is a type of non-volatile digital data storage technology that does not require power to retain data and has become the primary semiconductor technology for mass digital data storage. The benefits of NAND flash include high data storage capacity at low cost per bit, fast data read and write access time, low operating power requirements, and shock resistance. NAND flash is widely used for embedded and expandable data storage in mobile consumer electronic devices such as smartphones, tablets, digital cameras, and notebook PCs and more recently is also being used in commercial-grade, industrial-grade, and enterprise-grade equipment. The NAND flash market is large and has grown rapidly, and the leading suppliers of NAND flash are Intel, Micron, Samsung, SanDisk, SK Hynix, and Toshiba.

All NAND flash storage devices require a controller and almost all storage devices use a discrete controller IC. Key functions of a flash memory controller include:

•	managing the interfacing of the NAND flash in the flash memory storage product with the host device;

•	ensuring data reliability in NAND flash by detecting and correcting individual bit errors in the NAND flash caused by read/write disturbance and adjacent cell interference;

•	ensuring data integrity in NAND flash by mapping bad blocks and preventing bad blocks from being used for storing data;

•	maximizing the life of NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalize the use of all the memory cells;

•	enhancing the sequential and random read and write performance of NAND flash by utilizing multiple-plane architecture, interleaving, or other technologies;

•	preventing data loss during sudden, unexpected host device power failures with advanced power cycling solutions;

•	implementing security features to protect software code, personal data and multimedia digital rights; and

•	ensuring that flash memory storage solutions are compatible with host devices.

We believe that our controllers are designed to meet the specifications of the majority of NAND flash components currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Most of our controllers support planar and 3D two-bits per cell MLC or three-bits per cell MLC NAND flash, which is also known as Triple-Level Cell (“TLC”) NAND flash. Our controllers also support NAND flash designed and fabricated at all the primary process geometries, including the most advanced process geometries.

Mobile Storage Market

We provide embedded storage products and expandable storage products primarily for the mobile storage market, targeting NAND flash makers and module makers that develop eMMCs, client SSDs, flash memory cards and USB flash drives for mobile electronics devices, such as smartphones and notebook and desktop PCs.

Embedded Storage Products

eMMC controllers. We supply controllers for eMMC, an industry standard high-performance, low-power single-chip embedded memory solution that is widely used in portable consumer electronic products, including smartphones, tablets, digital cameras and smart TVs. Our customers use our eMMC controllers with their NAND flash components to manufacture single-chip eMMC memory modules and with their NAND flash and mobile dynamic random-access memory (DRAM) components to manufacture eMMC-based multi-chip package (eMCP) memory modules. Our eMMC controllers support all the current widely used standards, including eMMC 4.5, eMMC 5.0 and eMMC 5.1. We believe we are the world’s largest merchant supplier of eMMC controllers. Our largest eMMC controller customer is SK Hynix; we believe SK Hynix is manufacturing eMMCs and eMCPs with our controllers and is supplying all of the global top 10 Android smartphone original equipment manufacturers (OEMs) with these solutions.

Client SSD controllers. We believe we are the world’s largest merchant supplier of client SSD controllers and provide highly customizable hardware plus firmware turnkey SSD controller solutions to NAND flash manufacturers and module makers that manufacture and supply to PC OEMs and the channel markets their SSDs with our controllers for use in notebook and desktop PCs, other client devices and in high-performance, low-latency non-mission critical data center applications. Our client SSD controllers support interfaces that include Serial Advanced Technology Attachment (SATA) III and PCIe and the majority of the latest generation of NAND flash components. Our value-added technologies provided to our client SSD controller customers include end-to-end data path protection, power-loss data security features, Opal-compliant AES advanced full-disk encryption, and active operating temperature monitoring.

Embedded flash storage controllers. Our embedded flash controllers are designed to control NAND flash embedded on devices with Compact Flash, USB, and SATA interfaces. Applications using our embedded flash storage controllers include industrial-grade Compact Flash (CF) cards, industrial-grade Secure Digital (SD) cards, disk-on-modules (DOMs), Integrated Drive Electronics (IDE) SSDs (also known as Parallel Advanced Technology Attachment (PATA) SSDs), embedded USB flash drives, industrial-grade USB flash drives and non-consumer-grade 3 Gigabit per second (Gp/s) and 6 Gb/s SATA SSDs. Our embedded flash controllers are offered in commercial temperature (0 °C to 70 °C) and industrial temperature (-40 °C to +85 °C) versions and backed by long term product support. We believe we are the world’s largest supplier of embedded flash storage controllers and supply our controllers primarily to module makers that specialized in supplying the industrial and commercial applications markets.

Ferri storage solutions. Our FerriSSDs and Ferri-eMMCs are highly reliable, industrial-grade and commercial-grade single-chip SSDs, which are developed for a wide-range of embedded applications that require high data rate, small form factor and compliance with standard PATA, SATA and eMMC protocols. These single-chip SSDs are designed using our industry-proven PATA, SATA and eMMC controller technologies with high-quality NAND flash components to simplify customers’ design work, and are offered to OEM customers that also require long supply continuity. For certain customers, we offer options for firmware customization to meet their unique embedded storage requirements. We believe we are the world’s largest supplier of industrial-grade and commercial-grade single-chip SSDs.

Shannon Systems enterprise SSD solutions. In China, we provide customized, high-performance enterprise-grade PCIe SSDs to internet companies for their hyperscale data centers and to other corporate customers. Our PCIe SSDs are developed for customers who require the largest storage capacity, lowest latency, fastest input/output operations per second (IOPS) data rate, lowest power and unparalleled performance stability with end-to-end data path protection.

Expandable Storage Products

Flash memory card controllers. Our controllers for flash memory card standards include microSD cards used primary with smartphones and SD and CF cards used primarily with digital cameras and camcorders. For microSD and SD cards, we offer controllers for (i) different speed class, including the significantly faster Secure Digital High Capacity (SDHC) and Secure Digital eXtended Capacity (SDXC) cards that use the Ultra High Speed (UHS) bus and (ii) different storage capacities, including the significantly higher capacity SDHC and SDXC cards, which also have faster speed and added capabilities.

USB flash drive controllers. USB flash drives are NAND flash storage devices integrated with a standard USB interface, either USB 2.0 or the faster USB 3.0. USB flash drives are popular in computing and consumer electronics markets for the portable storage of files.

Mobile Communications Market

For the mobile communications market, a market that extends from smartphones to new devices that target the internet-of-things, we provide specialty RF ICs, primarily mobile TV system-on-chips (SoCs) and certain handset RF ICs.

Mobile TV SoCs. Our products include integrated mobile TV tuner plus demodulator SoCs for mobile phones and other portable devices. Our solutions are designed for leading digital mobile TV broadcast standards, specifically Terrestrial-Digital Media Broadcast (T-DMB) for the Korean market and Integrated Services Digital Broadcasting-Terrestrial (ISDB-T) for the Japanese and certain Asian and South American markets.

Handset RF ICs. We provide multi-mode diversity fourth generation (4G) Long Term Evolution-Advanced (LTE-Advanced) transceivers that also support most legacy third generation (3G) and second generation (2G) air interfaces, Code-Division Multiple Access (CDMA) transceivers and low-noise amplifier (LNA) components.

Our Customers

We sell our semiconductor solutions to leading OEMs and module makers, worldwide. Most of our high performance flash memory storage controllers are supplied to NAND flash manufacturers. We are the leading merchant supplier of controllers used in client SSD for PCs and eMMC used in smartphones and a leading supplier of controllers used in flash memory cards and USB flash drives. We provide our specialty RF ICs primarily to Samsung and other OEMs.

Sales to our five largest customers represented approximately 65%, 64% and 54% of our net revenue in 2013, 2014 and 2015, respectively. Sales to two customers in 2013 and 2014, and one customer in 2015 accounted for 10% or more of our net revenue, representing 46%, 47% and 30% of our net revenue in 2013, 2014 and 2015, respectively. In 2013 and 2014, the significant customers were Samsung and SK Hynix and in 2015, SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 83% of our sales in 2013, 81% of our sales in 2014, and 71% of our sales in 2015 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors and sales reps with locations throughout the world. We selected these distributors and reps based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis, and product marketing. We seek to work with potential and existing customers early in their design process to best match our products to their needs, and more broadly, to ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our research and development, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as JEDEC and the SD Association for our embedded storage and expandable storage products, helps us monitor the latest industry developments and promote our corporate profile. Our marketing group also works with our sales teams to identify new business opportunities.

We also have field application engineers (FAEs), who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of technology, products and solutions. Our engineering team has expertise in NAND flash management algorithms, system architecture, digital, mixed-signal and RF IC design, and software engineering. As of March 31, 2016, we had 692 patents and have 774 pending applications worldwide. We will continue to actively pursue the filing of additional patent applications in important jurisdictions.

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

Our research and development expenses were approximately US$46.5 million, US$60.9 million and US$71.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Wafer fabrication. TSMC and SMIC are currently our primary foundries that manufacture most of our semiconductors. We use their fabs in Taiwan, Singapore, and China to fabricate our devices using mature and stable CMOS process technology, primarily with line-widths from 40 to 160 nanometers. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as ASE, SPIL, and KYEC as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

Quality and reliability assurance. We have designed and implemented a quality assurance system that provides the framework for continual improvement of products, processes and customer service. To ensure consistent product quality, reliability and yield, our quality assurance teams perform reliability engineering, quality control, international organization for standardization (ISO) system development, document control, subcontractor quality management and customer engineering services to closely monitor the overall process from IC design to after-sale customer support. In particular, we rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers and subcontractors are pre-qualified by our quality assurance teams. Our suppliers are required to have a quality management system, certified to ISO 9000 standard. Our operations have been ISO 9001 certified since 1999.

Competition

The semiconductor industry is characterized by intense competition. Our customers face supply shortages or oversupply, rapid technological changes, evolving industry standards and declining average selling prices.

Our competitors in our mobile storage market include Alcor Micro, ASolid, Marvell, and Phison. In the mobile communications market, the companies with whom we compete include Raontech and Socionext. We also face competition from some of our customers.

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

As of March 31, 2016, we held 692 patents and have 774 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

Companies in the semiconductor industry have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. Any such litigation could materially adversely affect us. In addition, in the contracts under which we sell semiconductor products, we may have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, Shannon Systems, the Shannon Systems logo, “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “VirtualZero,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” and “NANDXtend” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

Our corporate headquarters is located in Hsinchu, Taiwan. As of the date of this annual report, we own this 173,900 square feet facility, which houses our management and administration, operations, and research and development departments. In Taiwan, we also lease premises in Taipei, occupying approximately 54,700 square feet of floor space, which houses our sales and marketing, as well as research and development departments.

In addition to these facilities in Taiwan, in 2015 we purchased a facility in Shanghai, China with an aggregate floor space of approximately 20,000 square feet, which houses our research and development, sales and marketing and administrative departments. We lease facilities in Seoul, Korea; Hong Kong, Shenzhen, Shanghai and Beijing, China; Milpitas, California; and Yokohama, Japan for research and development, sales and marketing, and administration. These facilities in aggregate consist of approximately 77,300 square feet of floor space with lease terms expiring at various dates between 2016 and 2019. We also own other commercial property in both Taipei and Shanghai of approximately 6,200 square feet and 15,900 square feet, respectively, which we currently do not use. It is our intention to sell these properties as we currently do not use them for operating purposes.

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

General Information

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices and specialty RF ICs for mobile devices. We supply more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs and eMMCs, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in consumer devices such as smartphones, tablets and PCs and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SanDisk, SK Hynix and Toshiba are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. The recent addition of Shannon Systems expands our product portfolio to now include enterprise-grade PCIe SSDs for the Chinese hyperscale data center market. For the mobile communications market, our key products are mobile TV SoCs and handset RF ICs. We market our controllers under the “SMI” brand, our enterprise-grade SSDs under the “Shannon Systems” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, and mobile communications products under the “FCI” brand.

Our revenue growth and product mix have been constantly evolving due to continued technological advancement of solid state storage solutions using NAND flash and demands from new applications. Historically, controllers for expandable storage products provided the majority of our revenue. Recently, a growing portion of our revenue growth has come from embedded storage products. In 2014, our embedded storage product sales accounted for over half our total sales and exceeded the sales of our expandable storage products. In 2015, our embedded storage product sales grew to account for almost 60% of our total sales. We believe that over the next few years, as the market for embedded storage products further expands, the proportion of our revenue from these new growth products will increase further. We continue to focus on adapting our business to the changing end-markets for NAND flash memory and aligning our resources accordingly. We have no assurance that our embedded storage products sales will grow consistently over the next few years, or at all.

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” In evaluating our business, you should also carefully consider the information provided under the caption “Risk Factors” included in Item 3 of this annual report.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. The semiconductors that we sell are primarily for mobile storage and mobile communications markets. Net sales generated by these product groups for the periods indicated are as follows:

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage (1)	185,488	82	241,614	84	302,910	84
Mobile Communications (2)	31,022	14	40,034	14	50,896	14
Others (3)	8,798	4	7,675	2	7,491	2

Total	225,308	100	289,323	100	361,297	100

(1)	Includes embedded storage and expandable storage products.
(2)	Includes mobile TV SoCs and handset RF ICs.
(3)	Includes embedded graphics processors, demo boards, and non-recurring engineering income.

For the years ended December 31, 2013, 2014 and 2015 we derived approximately 21%, 20%, and 20%, respectively, of our net sales from customers located in Taiwan and approximately 10%, 9%, and 11% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2013	2014	2015
Country
Taiwan	21%	20%	20%
Korea	51%	52%	42%
China	13%	12%	19%
United States	10%	9%	11%
Others	5%	7%	8%

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2013	2014	2015
Currency
U.S. dollars	97%	95%	89%
Korean won	3%	3%	8%
Japanese yen	—	2%	1%
Chinese yuan	—	—	2%

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

Because many of our semiconductor solutions are designed for the consumer electronics market such as smartphones, tablets, digital cameras, and desktop and notebook PCs, we expect our business to be subject to seasonality, with higher net sales generally in the second half of each year, when customers place orders to meet increased demand during year-end holiday seasons. However, our rapid sales growth in recent years could make assessment of the impact of seasonal factors on our business difficult.

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

Amortization of acquired intangible assets. Amortization of acquired intangible assets relates to intangible assets, such as development technology, but excluding goodwill.

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

We have operations in several countries and determine income taxes for each of the jurisdictions where we operate. Taiwan, China and Korea are our primary countries of operations.

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

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to product returns and pricing allowances, allowances for doubtful accounts, inventories, business combinations, goodwill, long-lived assets, income taxes, litigation and contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. We reserved approximately US$1.3 million, US$1.6 million and US$1.7 million in 2013, 2014 and 2015, respectively, for estimated sales returns and discounts, representing approximately 0.6%, 0.5% and 0.5% of our gross sales for those respective periods.

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

Our allowance for trade-related doubtful accounts were approximately US$1.3 million, US$1.2 million and US$0.8 million as of December 31, 2013, 2014 and 2015, respectively, representing approximately 3.8%, 3.7% and 1.3% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down US$2.5 million, US$4.6 million and US$2.5 million in 2013, 2014 and 2015, respectively, for estimated obsolete or unmarketable inventory.

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

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. No impairment losses were recognized in 2013, 2014 and 2015.

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

In 2013, 2014 and 2015, no impairment charges were recorded. The assessment was based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2013, 2014 and 2015 was US$16.3 million, US$16.8 million and US$19.0 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2013, 2014 and 2015 was US$5.8 million, US$4.7 million and US$5.6 million, respectively. As of December 31, 2014 and 2015, US$1.7 million and US$2.0 million, respectively, of interest and penalties were accrued. Fiscal years 2007 through 2014 remain subject to examination by the US Internal Revenue Service. Fiscal years 2009 through 2014 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 13 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2015.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Net sales	100.0%	100.0%	100.0%
Cost of sales	52.7	48.3	48.9

Gross profit	47.3	51.7	51.1

Operating expenses:
Research and development	20.6	21.1	19.7
Sales and marketing	6.0	5.6	5.6
General and administrative	5.0	4.6	4.3
Amortization of intangible assets	—	—	0.3

Total operating expenses	31.6	31.3	29.9

Operating income	15.7	20.4	21.2

Non-operating income (expenses):
Gain from disposal of short-term investments	0.0	0.0	0.0
Unrealized holding gain (loss) on short-term investment	—	—	—
Interest income	0.8	0.7	0.5
Dividend income	—	—	—
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss), net	(0.0)	(0.2)	0.0
Other income (loss), net	0.0	0.0	0.0

Total non-operating income	0.8	0.5	0.5

Income before income taxes	16.5	20.9	21.7
Income tax expense	4.3	5.6	5.0

Net income	12.2%	15.3%	16.7%

Comparison of Year Ended December 31, 2015 to Year Ended December 31, 2014

Net sales.

	Years Ended December 31
	2014		2015
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	241,614	84	302,910	84	61,296	25
Mobile communications	40,034	14	50,896	14	10,862	27
Others	7,675	2	7,491	2	(184)	(2)

Net sales	289,323	100	361,297	100	71,974	25

Our net sales increased 25% year-over-year to approximately US$361.3 million in 2015, primarily because of increasing mobile storage and mobile communications sales.

Our mobile storage revenue increased 25% year-over-year primarily because of increasing eMMC and SSD controller sales partially offset by declining expandable storage controller sales. Mobile communications revenue increased 27% primarily because of increasing mobile TV SoC sales.

Gross profit.

	Years Ended December 31
	2014		2015
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	149,698	52	184,532	51	34,834	23

Gross profit as a percentage of net sales decreased to 51% in 2015 as compared to 2014 primarily because of lower gross margin mobile communications product sales. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue decreased from 53% in 2014 to 52% in 2015.

Research and development expenses.

	Years Ended December 31
	2014		2015
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	31,356	11	39,925	11	8,569	27
Stock-based compensation	6,773	2	6,565	2	(208)	(3)
Other research and development	22,820	8	24,671	7	1,851	8

Research and development	60,949	21	71,161	20	10,212	17

Our research and development expenses increased 17% year-over-year to approximately US$71.2 million in 2015. Salary and benefits increased 27% year-over-year to approximately US$39.9 million, primarily because of more headcount and compensation expenses in 2015. Stock-based compensation decreased 3% year-over-year to approximately US$6.6 million. Other research and development expenses increased 8% year-over-year to approximately US$24.7 million, primarily because of higher IC tape-out and other project expenses in 2015.

Sales and marketing expenses.

	Years Ended December 31
	2014		2015
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	9,453	3	12,494	3	3,041	32
Stock-based compensation	1,746	1	1,790	1	44	3
Other sales and marketing	5,125	2	5,889	2	764	15

Sales and marketing	16,324	6	20,173	6	3,849	24

Our sales and marketing expenses increased 24% year-over-year to approximately US$20.2 million in 2015. Salary and benefits increased 32% year-over-year to approximately US$12.5 million, primarily because of more headcount and compensation expenses in 2015. Stock-based compensation increased 3% year-over-year to approximately US$1.8 million in 2015. Other sales and marketing expenses increased 15% year-over-year to approximately US$5.9 million primarily because of more travel expenses in 2015.

General and administrative expenses.

	Years Ended December 31
	2014		2015
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	7,933	3	8,568	2	635	8
Stock-based compensation	1,546	1	1,802	1	256	17
Other general and administrative	3,876	1	5,344	1	1,468	38

General and administrative	13,355	5	15,714	4	2,359	18

Our general and administrative expenses increased 18% year-over-year to approximately US$15.7 million in 2015. Salary and benefits increased 8% year-over-year to approximately US$8.6 million, primarily because of more headcount and compensation expenses in 2015. Stock-based compensation increased 17% year-over-year to approximately US$1.8 million in 2015. Other general and administrative expenses increased 38% year-over-year to approximately US$5.3 million primarily because of more professional service fees in 2015.

Stock-based compensation.

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2014		2015
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	282	—	261	—	(21)	(7)
Research and development	6,773	2	6,565	2	(208)	(3)
Sales and marketing	1,746	1	1,790	1	44	3
General and administrative	1,546	1	1,802	1	256	17

Total stock-based compensation	10,347	4	10,418	4	71	1

Total stock-based compensation increased 1% primarily because of higher RSU expenses in 2015.

See Note 15 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2014		2015
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	—	—	1,051	—	1,051	100

Our amortization of intangible asset increased 100% year-over-year to approximately US$1.1 million because of amortization of intangible assets relating to our acquisitions of Shannon Systems in July 2015.

Interest income. Our interest income decreased to approximately US$2.0 million for the year ended December 31, 2015 from approximately US$2.2 million for the year ended December 31, 2014.

Interest expense. Our interest expense decreased to approximately US$47 thousand for the year ended December 31, 2015 from approximately US$114 thousand for the year ended December 31, 2014.

Foreign exchange gain (loss). For the year ended December 31, 2015, we had a foreign exchange gain of less than US$0.1 million compared to the foreign exchange loss of approximately US$0.6 million for the year ended December 31, 2014. We do not engage in any hedging activities.

Income tax expense (benefit). Our income tax expense was approximately US$18.2 million for the year ended December 31, 2015 compared to an income tax expense of approximately US$16.1 million for the year ended December 31, 2014.

Net income (loss). Net income was approximately US$60.3 million for the year ended December 31, 2015 compared to a net income of approximately US$44.5 million for the year ended December 31, 2014.

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

Our mobile storage revenue increased 30% year-over-year primarily because of increasing eMMC and SSD controller sales partially offset by declining expandable storage controller sales. Mobile communications revenue increased 29% because of increasing mobile TV SoC sales.

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

Our research and development expenses increased 31% year-over-year to approximately US$60.9 million in 2014. Salary and benefits increased 62% year-over-year to approximately US$31.4 million, primarily because of more headcount and compensation expenses in 2014. Stock-based compensation increased 7% year-over-year to approximately US$6.8 million, primarily because of more RSU cost in 2014. Other research and development expenses increased 10% year-over-year to approximately US$22.8 million, primarily because of higher IC tape-out and other project expenses in 2014.

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

Foreign exchange gain (loss). For the year ended December 31, 2014, we had a foreign exchange loss of approximately US$0.6 million for the year ended December 31, 2014 compared to the foreign exchange loss of less than US$0.1 million for the year ended December 31, 2013. We do not engage in any hedging activities.

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

Liquidity and Capital Resources

As of December 31, 2015, we had approximately US$180.5 million in cash and cash equivalents and approximately US$4.7 million in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities. Our short-term investments consist primarily of bond funds and senior notes that we trade.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	49,128	68,725	65,946
Net cash used in investing activities	(12,815)	(15,413)	(58,414)
Net cash used in financing activities	(29,493)	(19,710)	(20,271)
Depreciation and amortization	6,429	6,917	8,987
Capital expenditures	(12,772)	(11,596)	(23,664)

Operating activities

Our net cash provided by operating activities was approximately US$65.9 million for the year ended December 31, 2015, compared to net cash provided by operating activities of approximately US$68.7 million and US$49.1 million during 2014 and 2013, respectively.

For the year ended December 31, 2015, cash flow provided by operations of US$65.9 million resulted primarily from our net income of US$60.3 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$9.0 million of depreciation and amortization and US$10.4 million of stock-based compensation.

•	We reduced working capital by US$14.6 million. Inventory increased by US$0.4 million, notes and accounts receivable increased by US$29.2 million, notes and accounts payable increased by US$7.7 million, income tax payable decreased by US$4.3 million, and other assets net of other liabilities provided US$11.6 million of cash.

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

Investing activities

Our net cash used in investing activities was approximately US$58.4 million for the year ended December 31, 2015, compared to net cash used in investing activities of approximately US$15.4 million for the year ended December 31, 2014. In 2015, we paid $30.3 million for the acquisition of Shannon Systems and paid US$14.9 million to purchase additional facilities in Hsinchu, Taiwan and Shanghai, China.

Our net cash used in investing activities was approximately US$15.4 million for the year ended December 31, 2014, compared to net cash used in investing activities of approximately US$12.8 million for the year ended December 31, 2013. In 2014, we increased restricted cash by US$3.8 million, which was used as collateral for obtaining additional semiconductor fabrication capacity.

Financing activities

Our net cash used in financing activities was approximately US$20.3 million for the year ended December 31, 2015, compared to net cash used by financing activities of approximately US$19.7 million for the year ended December 31, 2014. Our cash used in financing activities in 2015 was primarily for US$20.8 million of dividend payments.

Our net cash used in financing activities was approximately US$19.7 million for the year ended December 31, 2014, compared to net cash used by financing activities of approximately US$29.5 million for the year ended December 31, 2013. Our cash used in financing activities in 2014 was primarily for US$20.2 million of dividend payments.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2015:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	US$	US$	US$		US$		US$
	(in thousands)
Operating leases	3,321	1,771	1,366		184		—
Capital leases	6	4	2		—		—
Pension	2,031	2,031	(a	)	(a	)	(a	)
Long-term payable	348	270	78		—		—
Other long term liabilities	5,735	—	—		5,735		—

Contractual cash obligations	11,441	4,076	1,446		5,919		—

(a)	Our pension obligation after one year has not been estimated.

We increased long-term taxes payable of US$984 thousand related to uncertain tax positions as of December 31, 2015. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

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

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

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

In April 2015, the FASB issued an accounting update regarding the measurement date of a defined benefit obligation and plan assets. The amendment permits the entity with a fiscal year-end that does not coincide with a month-end to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. If a contribution or significant event (such as a plan amendment, settlement, or curtailment that calls for a remeasurement in accordance with existing requirements) occurs between the month-end date used to measure defined benefit plan assets and obligations and an entity’s fiscal year-end, the entity should adjust the measurement of defined benefit plan assets and obligations to reflect the effects of those contributions or significant events. This amendment is effective for fiscal years beginning after December 15,

2016 and early application is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In May 2015, the FASB issued an accounting update regarding disclosures for investments that calculate net asset value per share. The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, an entity is required to include those investments as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the balance sheet. Further, the amendment removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The amendment is effective for fiscal years beginning after December 15, 2015. The amendment must be applied retrospectively and early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statement disclosure.

In July 2015, the FASB issued an accounting update to simplify the measurement of inventory. The amendment requires the measurement of inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendment applies to inventories for which cost is determined by methods other than the last-in first-out and the retail inventory methods. This amendment is effective prospectively for annual periods beginning after December 15, 2016 and early application is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In September 2015, the FASB issued an accounting update regarding simplifying the accounting for measurement period adjustments attributable to an acquisition. The amendment requires an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The adjustments should reflect the impact on earnings of changes in depreciation, amortization, or other income effects, if any, as if the accounting had been completed as of the acquisition date. Additionally, amounts recorded in the current period that would have been reflected in prior reporting periods if the adjustments had been recognized as of the acquisition date must be disclosed either on the face of the income statement or in the notes to financial statements. This amendment is effective prospectively for annual periods beginning after December 15, 2015 and early application is permitted. The adoption of this guidance is not expected to have a material effect on the Company’s financial condition, results of operations, cash flow and financial statement disclosures.

In November 2015, the FASB issued an accounting update to simplify the presentation of deferred income taxes. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance. This amendment is effective prospectively or retrospectively for annual periods beginning after December 15, 2016 and early application is permitted. The Company has elected to adopt the amendment as of December 31, 2015, and the retrospective adoption is applied to prior reporting period presented. The adoption of this amendment did not have a material impact on the Company’s financial position.

Prior to the adoption, noncurrent deferred income tax assets and current deferred income tax liabilities for the year ended December 31, 2014 are US$1,909 thousand and US$388 thousand, respectively. To early adopt ASU 2015-17, the Company has reclassified current deferred income tax liabilities of US$388 thousand to noncurrent deferred tax liabilities by presenting against the noncurrent deferred income tax assets of US$1,909 thousand. After the adjustment, the noncurrent deferred income tax assets are US$1,521 thousand as of December 31, 2014.

In February 2016, the FASB issued a new standard regarding leases. The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. This standard is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flow and disclosures.

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

Name	Age	Position
James Chow	65	Chairman of the Board
Wallace C. Kou	57	President, Chief Executive Officer and Director
Steve Chen	44	Director
Tsung-Ming Chung	66	Director
Lien-Chun Liu	58	Director
Yung-Chien Wang	53	Director
Han-Ping D. Shieh	62	Director
Riyadh Lai	47	Chief Financial Officer
Nelson Duann	47	Senior VP of Marketing & OEM Business, Mobile Storage
Gihyun Bae	57	Senior VP and General Manager, SMK
Sangwoo Han	47	Senior VP and General Manager, Mobile Communications
Xueshi Yang	39	Senior VP and General Manager, Shannon Systems
Arthur Yeh	55	VP of Sales, Mobile Storage
Robert Fan	52	VP and General Manager, SMI U.S.
John (Chun-O) Kim	55	VP of Sales, Mobile Communications
David Yu	41	VP of Sales & Marketing, Shannon Systems
Frank Chang	50	VP of R&D, Mobile Storage
Ken Chen	54	VP of Operations
Kevin Yeh	52	VP of R&D, Algorithm & Technology
John (Jong Ryul) Lee	52	VP of R&D, Mobile Communications
Derek Zhou	39	VP of R&D, Shannon Systems
Jason Chiang	48	VP of HR and Administration, and Special Assistant to CEO
Frank Shu	59	VP of R&D, Verification Engineering & Compatibility Test

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

Lien-Chun Liu, Director

Ms. Liu joined our board of directors in June 2005. Ms. Liu is a research fellow at the Taiwan Research Institute. She also currently serves on the board of supervisors of Concord VIII Venture Capital Co., Ltd, the board of directors of New Tamsui Golf Course, and the international Council of Women. From 2000 to 2004, she also served on the board of supervisors of China Television Corp. Ms. Liu has a BA from Wellesley College and a JD from Boston College Law School.

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

Han-Ping D. Shieh, Director

Mr. Shieh is currently a National Chiao Tung University Chair professor and teaches at the Display Institute and Department of Photronics, National Chiao Tung University, Taiwan. He also serves as a Vice Chancellor of the University System of Taiwan. Mr. Shieh was a Changjiang Scholar at Shanghai Jiao Tong University in 2010, Senior Vice President from 2011 to 2013 and Dean of the College of Electrical & Computer Engineering from 2006 to 2010 at National Chiao Tung University, and was a Research Staff Member at IBM Thomas J. Watson Research Center from 1988 to 1992. He is currently on the Board of Directors at Young Optics, Jia-

Chang Co., First Panel Co., and Tianma Microelectronics and is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), Optical Society of America, and Society for Information Display. Mr. Shieh received his PhD in Electrical & Computer Engineering from Carnegie Mellon University.

Riyadh Lai, Chief Financial Officer

Mr. Lai joined us in April 2007 from ING Corporate Finance, Asia, where he was the Head of the Technology Group. Previously, he was also an investment banker at Morgan Stanley and ABN AMRO and finance manager at PepsiCo in Hong Kong and New York. Mr. Lai has over two decades of finance and financial management experience. He has a BA in Economics from Georgetown University and an MBA from New York University.

Nelson Duann, Senior VP of Marketing & OEM Business, Mobile Storage

Mr. Duann became our Senior Vice President in charge of our mobile storage marketing and OEM business in July 2015. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has almost 15 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems Inc., focusing on UltraSPARC micro Processor projects. He has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

Gihyun Bae, Senior VP and General Manager, SMK

Mr. Bae became our Senior Vice President of Silicon Motion Korea in Jan 2016. He Joined Silicon Motion in January 2015 as a Senior Vice President for Product Planning and Strategic Business Development. Mr. Bae has 30 years of memory semiconductor experience, including 15 years in the NAND flash industry. Before joining Silicon Motion, he served as Senior Vice President at SK Hynix in charge of its Flash Solution Development division and spearheaded SK Hynix’s very successful eMMC/eMCP sales growth and market share expansion. Prior to this role, Mr. Bae was Senior Vice President of SK Hynix’s Flash Development division, responsible for directing the engineering of several generations of NAND flash technology. Mr. Bae was previously the President of the Korean operations of Anobit, the Israeli controller company. Mr. Bae has a BS in Electronic Material Engineering from Kyungpook National University.

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

Xueshi Yang, Senior VP and General Manager, Shannon Systems

Dr. Yang joined us in July 2015 as General Manager of Shannon Systems, our enterprise SSD product line, following our acquisition of this business. He co-founded Shannon Systems in 2011 and as CEO, led the development and commercialization of enterprise-grade PCIe SSDs that were the industry’s first in terms of storage capacity and scalability, ultra-low latency and low-power envelope. Prior to Shannon, Dr. Yang was the chief architect at Marvell of its first generations of SSD controllers, a research staff at Seagate and postdoctoral researcher at Princeton University. He holds a PhD in Electrical Engineering from Drexel University and a BS in Electrical Engineering from Tsinghua University in China. Dr. Yang has more than 100 US patents granted or pending relating to SSDs.

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

David Yu, VP of Sales & Marketing, Shannon Systems

Mr. Yu joined us in July 2015 as VP of Sales & Marketing of Shannon Systems, our enterprise SSD product line, following our acquisition of this business. He joined Shannon Systems in 2014 and has been instrumental in managing its rapid sales growth. Previously and for over 10 years, he held sales leadership positions at Infineon and RF Micro Devices in China. He holds an MS in Management from the University of Ottawa and a BS in Electrical Engineering from Tsinghua University in China.

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

Derek Zhou, VP of R&D, Shannon Systems

Mr. Zhou joined us in July 2015 as VP of R&D of Shannon Systems, our enterprise SSD product line, following our acquisition of this business. He co-founded Shannon Systems in 2011 with Dr. Yang and as CTO, managed the development of enterprise-grade PCIe SSDs that were the industry’s first in terms of storage capacity and scalability, ultra-low latency and low-power envelope. Prior to Shannon, he was a senior ASIC design engineer with 10 years of experience at Nvidia and Chrontel. He holds an MS in Electrical Engineering from Binghamton University and a BS in Electrical Engineering from Tsinghua University in China.

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

Frank Shu, VP of R&D, Verification Engineering & Compatibility Test

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, the aggregate compensation to our directors and senior executive officers was approximately US$4.53 million. In 2015, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 312,600 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

Service Contracts

We currently do not have service contracts with our directors.

Share-Based Compensation Plans and Option Grants

In April 2005, our board of directors and shareholders adopted our 2005 Incentive Plan. Our shareholders approved our Amended and Restated 2005 Incentive Plan (referred to in this report as the “2005 Plan”) at our Annual General Meeting in August 2006, including an amendment to increase the authorized number of shares available for issuance under the plan from 10,000,000 shares to 25,000,000 shares. In 2009, the board of directors amended the 2005 Plan to increase the authorized shares available for issuance under the 2005 Plan to 40,000,000 shares. The 2005 Plan expired by its terms on April 22, 2015. On June 3, 2015, the board of directors adopted the 2015 Incentive Plan (the “2015 Plan” and together with the 2005 Plan, the “Plans”). The 2015 Plan reserved 20,000,000 shares of ordinary shares for issuance upon exercise of stock options and restricted stock units. The Plans provide for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the 2005 Plan could not exceed 40,000,000 shares and the aggregate number of ordinary shares that may be issued pursuant to awards granted under the 2015 Plan will not exceed 20,000,000, inclusive of ordinary shares issuable upon exercise of awards previously granted under the Silicon Motion, Inc. Guidelines for Issuance and Subscription of Employee Stock Option, which options we have, subject to the consent of the respective option-holders, agreed to assume in the share exchange.

The following types of shares issued under the Plans may again become available for the grant of new awards under the Plans: restricted stock issued under the Plans that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the Plans that have expired or otherwise terminated without having been exercised in full.

Administration. The board of directors will administer the Plans and may delegate this authority to administer the plan to a committee. Subject to the terms of the Plans, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to certain limitations, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.

Capitalization adjustments. In the event of a dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our ordinary shares or our other securities, or other change in our corporate structure, the board of directors may adjust the number and class of shares that may be delivered under the Plans and the number, class and price of the shares covered by each outstanding stock award.

Changes in control. In the event of a change in control of the company, all outstanding options and other awards under the Plans may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by award holders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

Amendments to 2005 Plan in 2009 and 2010. In 2009, our board of directors amended the 2005 Plan to (i) increase the authorized shares to 40,000,000 as discussed above and (ii) allow certain unilateral amendments to outstanding options and RSU grants. Shareholder approval for such amendments was not required under Cayman law and we used the home-country exemption for foreign private issuers under Nasdaq rules to effect such amendments without a shareholder vote. In 2009, the Company cancelled 1,221,875 RSUs. There were no changes to outstanding options in 2009. In 2010, the Company exchanged 4,369 thousand stock options for 3,785 thousand new stock options with a similar value.

Future amendments and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2015 Plan at any time. The 2015 Incentive Plan will terminate pursuant to its terms on June 3, 2025.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2013	2014	2015
Management and administration	100	105	117
Operations	24	28	37
Research and development	468	549	640
Sales and marketing	139	142	179

Total	731	824	973

As of December 31, 2015, we had 973 total employees, including 615 in Taiwan, 34 in the United States, 179 in China, 139 in Korea, and 6 in Japan. 759 of our total employees are engineers.

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

There were 141,061,384 of our ordinary shares outstanding as of March 31, 2016. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,427,546	1.72
Wallace C. Kou (2)	3,442,994	2.44
Steve Chen (3)	10,000	*
Tsung-Ming Chung (4)	94,280	*
Lien-Chun Liu (5)	194,280	*
Yung-Chien Wang (6)	808,674	*
Han-Ping D. Shieh (7)	22,120	*
Riyadh Lai (8)	1,750,380	1.24
Nelson Duann (9)	50,000	*
Gihyun Bae (10)	16,000	*
Sangwoo Han (11)	181,808	*
Xueshi Yang (12)	987,732	*
Arthur Yeh (13)	305,628	*
Robert Fan (14)	52,000	*
John (Chun-O) Kim (15)	100,400	*
David Yu	—	*
Frank Chang (16)	165,040	*
Ken Chen (17)	292,869	*
Kevin Yeh (18)	219,000	*
John (Jong Ryul) Lee (19)	65,704	*
Derek Zhou (20)	571,844	*
Jason Chiang (21)	490,060	*
Frank Shu (22)	36,000	*

*	Less than one percent
(1)	Represents 2,427,546 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 3,150,500 shares owned by Mr. Kou, 35,094 shares owned by his spouse and 257,400 shares that Mr. Kou has the right to acquire within the next 60 days upon the exercise of RSUs or options.
(3)	Represents 10,000 shares owned by Mr. Chen.
(4)	Represents 94,280 shares owned by Mr. Chung.
(5)	Represents 194,280 shares owned by Ms. Liu.
(6)	Represents 808,674 shares owned by Mr. Wang.
(7)	Represents 22,120 shares owned by Mr. Shieh.
(8)	Represents 688,400 shares owned by Mr. Lai, 819,880 shares owned by his spouse, 242,100 shares that Mr. Lai has the right to acquire within the next 60 days upon the exercise of options or RSUs.

(9)	Represents 50,000 shares owned by Mr. Duann.
(10)	Represents 16,000 shares owned by Mr. Bae.
(11)	Represents 181,808 shares owned by Mr. Han.
(12)	Represents 987,732 shares owned by Mr. Yang’s holding company.
(13)	Represents 305,628 shares owned by Mr. Yeh.
(14)	Represents 52,000 shares owned by Mr. Fan.
(15)	Represents 100,400 shares owned by Mr. Kim.
(16)	Represents 165,040 shares owned by Mr. Chang.
(17)	Represents 287,144 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(18)	Represents 219,000 shares owned by Mr. Yeh.
(19)	Represents 65,704 shares owned by Mr. Lee.
(20)	Represents 571,844 shares owned by Mr. Zhou’s holding company.
(21)	Represents 478,612 shares owned by Mr. Chiang and 11,448 shares owned by his spouse.
(22)	Represents 36,000 shares owned by Mr. Shu.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2016, there were 141,061,384 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2016, we had 35,184,031 ADSs, representing 140,736,124 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2016:

Identity of person or group	Number of shares owned		Percentage Owned (1)
BlackRock, Inc.	8,853,664	(2)	6.3%
Lazard Asset Management LLC	7,718,544	(3)	5.5%

Notes:

(1)	Based on 141,061,384 ordinary shares outstanding as of March 31, 2016.
(2)	According to a Schedule 13G dated January 22, 2016 and filed by BlackRock, Inc. (“BlackRock”) with the SEC on January 28, 2016, BlackRock exercised sole voting power over 8,602,320 of our ordinary shares, sole dispositive power over 8,853,664 of our ordinary shares and shared voting or dispositive power over none of our ordinary shares. Such Schedule 13G indicates that the Blackrock subsidiaries that acquired the reported securities are BlackRock (Luxembourg) S.A., BlackRock Advisors, LLC, BlackRock Asset Management North Asia Limited, BlackRock Financial Management, Inc., BlackRock Fund Managers Ltd, BlackRock Investment Management (Australia) Limited, BlackRock Life Limited and Xulu, Inc.
(3)	According to a Schedule 13G dated December 31, 2015 and filed by Lazard Asset Management LLC (“Lazard”) with the SEC on February 11, 2016, Lazard exercised sole voting power over 932,423 of our ADSs (representing 3,729, 692 of our ordinary shares), sole dispositive power over 1,929,636 of our ADSs (representing 7,718,544 of our ordinary shares) and shared voting or dispositive power over none of our ADSs or ordinary shares.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred between January 1, 2013 and April 20, 2016 (other than ordinary course compensation paid to employees, officers and directors and described elsewhere in this annual report).

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-35 of this annual report.

Legal Proceedings

As an operating active company, we are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such material adverse effect on our business, financial position, results of operations or cash flows.

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, we had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. SMI USA filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it is currently finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the bankruptcy plan. In January 2012, January 2014, December 2014, July 2015 and October 2015, we received distributions of US$21 thousand, US$36 thousand, US$12 thousand, US$51 thousand and US$31 thousand, respectively. On March 29, 2016, we received a final distribution of US$112 thousand.

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

The existing Articles of Incorporation of SMI Taiwan stipulates to distribute bonus to employees at 0.01% of net income (net of the bonus and remuneration). In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Articles of Incorporation of SMI Taiwan will be approved by the SMI Taiwan’s board of directors by June 30, 2016. The proposed amended Articles of Incorporation of SMI Taiwan will stipulate to distribute employees’ compensation and remuneration to directors and supervisors at rates no less than certain percentage or amount and no higher than certain percentage or amount, respectively, of net profit before income tax, employees’ compensation, and remuneration to directors and supervisors.

Dividends

We announced a total of $20.3 million and $36.5 million in dividends during 2014 and 2015, respectively. On November 2, 2015, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. Future dividends, if any, on our outstanding ADSs and ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

Significant Changes

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

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2010 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2011	21.60	4.14
2012	24.98	11.32
2013	16.19	9.90
2014	28.96	12.92
2015	37.60	20.01

Quarterly:
First Quarter, 2014	18.44	12.92
Second Quarter, 2014	20.48	15.16
Third Quarter, 2014	28.96	20.30
Fourth Quarter, 2014	28.10	21.04

First Quarter, 2015	30.50	23.50
Second Quarter, 2015	37.60	26.50
Third Quarter, 2015	35.58	20.01
Fourth Quarter, 2015	33.98	26.96

Monthly
November 2015	33.50	30.34
December 2015	33.98	30.89
January 2016	31.95	27.35
February 2016	33.95	29.50
March 2016	39.98	32.45
April 2016	41.87	35.53

ITEM 10.	ADDITIONAL INFORMATION

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

Exchange Controls

See “Policy on Dividend Distributions” above.

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

Distributions on ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, the gross amount of the distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes, provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADSs or ordinary shares. Subject to the exceptions discussed below, a corporation is a qualified foreign corporation if it is:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; or

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States.

The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2015 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2015 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

Information Reporting and Back-up Withholding. The Foreign Account Tax Compliance Act (“FATCA”) generally requires that individuals that hold certain specified foreign financial assets worth in excess of certain thresholds of $50,000 or more, depending on the individual’s circumstances, report such ownership to the IRS using IRS Form 8938. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. A U.S. Holder may be subject to this reporting requirement unless such holder’s ADSs or ordinary shares are held in an account at a domestic financial institution. The penalty for failing to file Form 8938 is substantial.

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

A U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become a passive foreign investment company, including the possibility of making a mark-to-market election.

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

Documents on Display

We have previously filed with the SEC our registration statement on Form F-6 under the Securities Act of 1933, as amended (the “Securities Act”) with respect to our ADSs.

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

Interest rate risk. Our exposure to changes in interest rates is limited to interest income generated by our cash deposited with banks and short-term investments maintained in bond funds, structured notes and senior notes. We have not entered into any interest rate swap transactions. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk. Since 2012, we consider our direct exposure to foreign exchange rate fluctuations to be minimal. Prior to 2012, we reported our financial results in NT dollars and our direct exposure to foreign exchange rate fluctuations was more significant. Gains or losses from foreign currency re-measurement are included in “Non-Operating Income (Expenses)” in our Consolidated Financial Statements. The impact of foreign currency transaction gain or loss included in determining net income (loss) for 2013, 2014 and 2015 was nil, US$(0.6) million and US$0.1 million, respectively. Currently, the majority of our revenue, cost of sales, accounts receivable, and accounts payable are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.

Also refer to “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2015, the aggregate carrying value of these investments on our balance sheet was US$0.1 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments for the years ended on December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, we also had the short-term investments of US$4.0 million in senior notes and of US$0.7 million in bond funds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2015, we received from our depositary bank a reimbursement of US$0.6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2015 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 excluded the internal control over financial reporting of Shannon Systems, because Shannon Systems was acquired on July 1, 2015 and whose financial statements constitute 6.20% and 5.45% of net and total assets, respectively, 2.50% of net sales, and 0.70% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

Changes in Internal Control over Financial Reporting

Other than as explained below, during 2015, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

On July 1, 2015, we closed the acquisition of Shannon Systems. As a result of the timing, breadth and complexity of the transaction, we increased the level of resources involved in the application of our internal processes and controls to the financial closing. During 2016, we expect the following will occur with respect to these acquired businesses: (1) they will continue the transition to our accounting and reporting policies and processes, and (2) their systems and processes will be integrated into our framework of internal controls over financial reporting. These actions may precipitate changes in processes or controls.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Shannon Systems, which was acquired on July 1, 2015 and whose financial statements constitute 6.20% and 5.45% of net and total assets, respectively, 2.50% of net sales, and 0.70% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at Shannon Systems. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 29, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2016

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2014 and 2015. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2014	2015
	US$	US$
	(in thousands)
Audit Fees (1)	773	801
Audit-Related Fees (2)	—	—
Tax Fees (3)	157	187
All Other Fees (4)	50	—
Total	980	988

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2014 or 2015.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. This category consists of consulting services rendered by Deloitte & Touche for COSO 2013.

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

In 2015 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, such as, for example, our establishment in 2015 of our 2015 Incentive Plan. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and believe that we are currently in compliance with Nasdaq corporate governance practices that are applicable to foreign private issuers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-35.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Second Amended and Restated Silicon Motion Technology Corporation Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 of the company’s Form 20-F for the year ended December 31, 2009, filed June 25, 2010).

2.4	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed June 11, 2015).

4.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

Exhibit Number	Description

4.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, FCI Inc. and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

4.13	Share Purchase Agreement dated as of April 24, 2015 among Silicon Motion Technology Corporation, Silicon Motion Technology (Hong Kong) Ltd., F-Tec Holdings International Ltd., the shareholders of F-Tec Holdings International Ltd. and Xueshi Yang, as the Sellers’ Representative (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015).

8.1 *	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1 *	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2 *	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1 *	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1 *	Consent of Deloitte & Touche.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: April 29, 2016

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, all expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Shanghai Baocun Information Technology Co., Ltd. (“Shannon Systems”), which was acquired on July 1, 2015 and whose financial statements constitute 6.20 % and 5.45 % of net and total assets, respectively, 2.50 % of net sales, and 0.70 % of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at Shannon Systems.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2016

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2014	2015
	As Adjusted (Note 2)
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	194,211	180,519
Short-term investments	703	4,681
Notes and accounts receivable, net	28,854	58,979
Inventories	44,076	47,110
Restricted assets-current	19,322	19,328
Prepaid expenses and other current assets	3,274	4,559

Total current assets	290,440	315,176
Long-term investments	133	133
Property and equipment, net	35,537	50,469
Deferred income tax assets, net	1,521	610
Goodwill	35,467	68,660
Intangible assets, net	—	7,330
Other assets	3,436	3,250

Total assets	366,534	445,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	14,246	22,541
Income tax payable	17,696	13,395
Current portion of long-term payable	478	270
Accrued expenses and other current liabilities	23,646	52,081

Total current liabilities	56,066	88,287
Long-term payable, net of current portion	284	78
Other long-term liabilities	6,084	12,765

Total liabilities	62,434	101,130

Commitments and Contingencies (Note 16)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 135,622 thousand shares in 2014 and 139,521 thousand shares in 2015	1,356	1,395
Additional paid-in capital	190,783	209,243
Accumulated other comprehensive income	2,505	633
Retained Earnings	109,456	133,227

Total shareholders’ equity	304,100	344,498

Total liabilities and shareholders’ equity	366,534	445,628

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
NET SALES	225,308	289,323	361,297
COST OF SALES	118,698	139,625	176,765

GROSS PROFIT	106,610	149,698	184,532

OPERATING EXPENSES
Research and development	46,460	60,949	71,161
Sales and marketing	13,597	16,324	20,173
General and administrative	11,250	13,355	15,714
Amortization of intangible assets	—	—	1,051

Total operating expenses	71,307	90,628	108,099

OPERATING INCOME	35,303	59,070	76,433

NON-OPERATING INCOME (EXPENSES)
Gain from disposal of short-term investments	122	4	3
Interest income	1,845	2,215	2,025
Foreign exchange gain (loss), net	(25)	(606)	76
Interest expense	(110)	(114)	(47)
Other income, net	13	(1)	10

Total non-operating income	1,845	1,498	2,067

INCOME BEFORE INCOME TAX	37,148	60,568	78,500
INCOME TAX EXPENSE	9,772	16,101	18,249

NET INCOME	27,376	44,467	60,251

EARNINGS PER ORDINARY SHARE:
Basic	0.21	0.33	0.44

Diluted	0.20	0.33	0.43

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	132,259	134,604	138,100

Diluted (Thousands)	134,567	136,787	139,634

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	0.83	1.32	1.75

Diluted	0.81	1.30	1.73

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	33,065	33,651	34,525

Diluted (Thousands)	33,642	34,197	34,909

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
NET INCOME	27,376	44,467	60,251

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	633	(1,202)	(1,868)
Change in deferred pension gain (loss)	(203)	(388)	(4)

OTHER COMPREHENSIVE INCOME (LOSS)	430	(1,590)	(1,872)

TOTAL COMPREHENSIVE INCOME	27,806	42,877	58,379

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2013	130,040	1,300	173,852	3,665	83,449	—	262,266
Net income	—	—	—	—	27,376	—	27,376
Other comprehensive income	—	—	—	430	—	—	430
Stock-based compensation expenses	—	—	10,262	—	—	—	10,262
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	5,154	52	294	—	—	—	346
Share repurchase	—	—	—	—	—	(10,018)	(10,018)
Dividends declared (US$0.15 per ordinary share)	—	—	—	—	(19,965)	—	(19,965)
Treasury stock retired	(3,564)	(36)	(4,392)	—	(5,590)	10,018	—

BALANCE, DECEMBER 31, 2013	131,630	1,316	180,016	4,095	85,270	—	270,697
Net income	—	—	—	—	44,467	—	44,467
Other comprehensive income	—	—	—	(1,590)	—	—	(1,590)
Stock-based compensation expenses	—	—	10,347	—	—	—	10,347
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	3,992	40	420	—	—	—	460
Dividends declared (US$0.15 per ordinary share)	—	—	—	—	(20,281)	—	(20,281)

BALANCE, DECEMBER 31, 2014	135,622	1,356	190,783	2,505	109,456	—	304,100
Net income	—	—	—	—	60,251	—	60,251
Other comprehensive income	—	—	—	(1,872)	—	—	(1,872)
Issuance of ordinary shares for Shannon Systems acquisition	1,560	16	7,624	—	—	—	7,640
Stock-based compensation expenses	—	—	10,418	—	—	—	10,418
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	2,339	23	418	—	—	—	441
Dividends declared (US$0.2625 per ordinary share)	—	—	—	—	(36,480)	—	(36,480)

BALANCE, DECEMBER 31, 2015	139,521	1,395	209,243	633	133,227	—	344,498

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	27,376	44,467	60,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,429	6,917	7,936
Amortization of intangible assets	—	—	1,051
Gain from disposal of short-term investments	(122)	(4)	(3)
Stock-based compensation	10,262	10,347	10,418
Loss on disposal of property and equipment	5	18	10
Deferred income taxes	1,181	471	911
Changes in operating assets and liabilities:
Short-term investments	14,265	—	—
Notes and accounts receivable	5,572	2,359	(29,179)
Inventories	(1,523)	(10,410)	(410)
Prepaid expenses and other current assets	(403)	(678)	(664)
Other assets	(143)	67	136
Notes and accounts payable	(11,981)	(415)	7,651
Accrued expenses and other current liabilities	(7,415)	5,543	11,020
Income tax payable	3,520	9,507	(4,301)
Other liabilities	2,105	536	1,119

Net cash provided by operating activities	49,128	68,725	65,946

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held-to-maturity financial assets	—	—	(4,000)
Business acquisition-net of cash and cash equivalents acquired	—	—	(30,287)
Increase of prepaid expenses and other current assets	—	—	(508)
Return of capital from long-term investments	46	—	—
Purchase of property and equipment	(12,772)	(11,596)	(23,664)
Changes in restricted assets	(89)	(3,817)	45

Net cash used in investing activities	(12,815)	(15,413)	(58,414)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	422	514	494
Share repurchase	(10,018)	—	—
Dividends paid	(19,897)	(20,224)	(20,765)

Net cash used in financing activities	(29,493)	(19,710)	(20,271)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,820	33,602	(12,739)
EFFECT OF EXCHANGE RATE CHANGES	166	(1,111)	(953)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	154,734	161,720	194,211

CASH AND CASH EQUIVALENTS, END OF YEAR	161,720	194,211	180,519

SUPPLEMENTAL INFORMATION
Interest paid	86	71	6

Income taxes paid	2,947	5,892	20,494

Acquisition of Shannon Systems (Note3)
Fair value of assets acquired, net of cash and cash equivalents acquired	—	—	43,662
Other long-term liabilities	—	—	(5,735)
Issuance of stock	—	—	(7,640)

Cash paid for Shannon Systems acquisition	—	—	30,287

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) was incorporated in the Cayman Islands on January 27, 2005. The Company is a fabless semiconductor company that designs, develops and markets, high-performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. In the mobile storage market, the Company’s key products are controllers used in embedded storage products such as SSDs, and eMMCs, as well as expandable storage products such as flash memory cards and USB flash drives. For the mobile communications market, the Company’s key products are handset transceivers and mobile TV SoCs.

The Company acquired SMI Taiwan in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, the Company acquired FCI, a leading designer of RF ICs for mobile TV and wireless communications based in South Korea. The Company established Silicon Motion BV in the Netherlands in 2011 with the purpose of expanding its business activities in Europe, as well as providing supervisory, financing, legal support, accounting services and shareholding for the Company’s businesses in other parts of the world. In July 2015, the Company acquired Shanghai Baocun Information Technology Co., Ltd. (“Shannon Systems”), China’s leading enterprise-class PCIe SSD company based in Shanghai, China.

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

The Company sells the semiconductor solutions to leading OEMs and module makers, worldwide. Most of the Company’s solid state storage controllers are supplied to NAND flash manufacturers. The Company is the leading merchant supplier of controllers used in client SSD for PCs and eMMC used in smartphones and a leading supplier of controllers used in flash memory cards and USB flash drives. The Company provides the specialty RF ICs primarily to Samsung and other OEMs. Sales to two customers in 2013 and 2014, and one customer in 2015 accounted for 10% or more of the Company’s net sales, represented 46%, 47% and 30% of the Company’s net sales in 2013, 2014 and 2015, respectively. In 2013 and 2014, the significant customers were Samsung and SK Hynix and in 2015, SK Hynix. The Company’s top ten customers in 2013, 2014 and 2015 accounted for approximately 76%, 76% and 72% of net sales.

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

See Note 18, “Fair Value Measurement”, for the related disclosure.

Cash Equivalents

The Company considers all highly liquid investments to be cash equivalents.

Short-term Investments

The Company’s short-term investments are short-term income yielding investments with original maturities greater than three months from the purchase date and remaining maturities less than one year. These short-term investments consist primarily of bond funds that are bought and held principally for the purpose of selling them in the near term and are classified as trading securities, structured notes designated at the fair value and senior notes classified as held-to-maturity investment with maturities less than one year. Trading securities and structured notes are reported at fair value with the subsequent changes in fair value recorded in earnings as unrealized gains and losses. Senior notes are measured at amortized cost using the effective interest method less any impairment.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2013, 2014 and 2015 was approximately US$6,429 thousand, US$6,917 thousand and US$7,936 thousand, respectively.

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

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net tangible and intangible assets acquired in a business combination. Intangible assets, which consist primarily of development technology, are amortized over their estimated useful lives, of 3.5 to 4.5 years.

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 10, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2013, 2014 and 2015.

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

Other long-term liabilities

Other long-term liabilities primarily consist of payable to former shareholders of Shannon Systems and unrecognized tax benefit.

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

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2013, 2014 and 2015, the Company did not experience significant costs associated with warranty returns.

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

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates. The Company has classified deferred tax assets and liabilities as noncurrent on the consolidated balance sheets as of December 31, 2015 and 2014 as the Company has early adopted Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, on a retrospective basis.

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

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company. Under Taiwan tax regulations, the current year’s earnings, on an after tax basis, that are not distributed in the following year are subject to a 10% surtax income tax. This 10% surtax income tax is recognized in the period during which the related earnings are generated.

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

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2013, 2014 and 2015:

	Year Ended December 31, 2013			Year Ended December 31, 2014			Year Ended December 31, 2015
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	3,923	(258)	3,665	4,556	(461)	4,095	3,354	(849)	2,505
Current-period change	633	(203)	430	(1,202)	(388)	(1,590)	(1,868)	(4)	(1,872)

Ending balance	4,556	(461)	4,095	3,354	(849)	2,505	1,486	(853)	633

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units were 2,308 thousand shares (577 thousand ADSs), 2,183 thousand shares (546 thousand ADSs) and 1,534 thousand shares (384 thousand ADSs) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Prior to the initial declaration of a quarterly cash dividend on January 22, 2013, the fair value of restricted stock units (“RSUs”) was measured based on the grant date share price, as the Company did not historically pay cash dividends on our common stock. For awards granted on or subsequent to January 22, 2013, the fair value of RSUs was measured based on the grant date share price, less the present value of expected dividends during the vesting period, discounted at a risk-free interest rate.

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

Dividends

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter. On November 2, 2015, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

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

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

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

In April 2015, the FASB issued an accounting update regarding the measurement date of a defined benefit obligation and plan assets. The amendment permits the entity with a fiscal year-end that does not coincide with a month-end to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. If a contribution or significant event (such as a plan amendment, settlement, or curtailment that calls for a remeasurement in accordance with existing requirements) occurs between the month-end date used to measure defined benefit plan assets and obligations and an entity’s fiscal year-end, the entity should adjust the measurement of defined benefit plan assets and obligations to reflect the effects of those contributions or significant events. This amendment is effective for fiscal years beginning after December 15, 2016 and early application is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In May 2015, the FASB issued an accounting update regarding disclosures for investments that calculate net asset value per share. The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, an entity is required to include those investments as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the balance sheet. Further, the amendment removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The amendment is effective for fiscal years beginning after December 15, 2015. The amendment must be applied retrospectively and early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statement disclosure.

In July 2015, the FASB issued an accounting update to simplify the measurement of inventory. The amendment requires the measurement of inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendment applies to inventories for which cost is determined by methods other than the last-in first-out and the retail inventory methods. This amendment is effective prospectively for annual periods beginning after December 15, 2016 and early application is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In September 2015, the FASB issued an accounting update regarding simplifying the accounting for measurement period adjustments attributable to an acquisition. The amendment requires an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The adjustments should reflect the impact on earnings of changes in depreciation, amortization, or other income effects, if any, as if the accounting had been completed as of the acquisition date. Additionally, amounts recorded in the current period that would have been reflected in prior reporting periods if the adjustments had been recognized as of the acquisition date must be disclosed either on the face of the income statement or in the notes to financial statements. This amendment is effective prospectively for annual periods beginning after December 15, 2015 and early application is permitted. The adoption of this guidance is not expected to have a material effect on the Company’s financial condition, results of operations, cash flow and financial statement disclosures.

In November 2015, the FASB issued an accounting update to simplify the presentation of deferred income taxes. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance. This amendment is effective prospectively or retrospectively for annual periods beginning after December 15, 2016 and early application is permitted. The Company has elected to adopt the amendment as of December 31, 2015, and the retrospective adoption is applied to prior reporting period presented. The adoption of this amendment did not have a material impact on the Company’s financial position.

Prior to the adoption, noncurrent deferred income tax assets and current deferred income tax liabilities for the year ended December 31, 2014 are US$1,909 thousand and US$388 thousand, respectively. To early adopt ASU 2015-17, the Company has reclassified current deferred income tax liabilities of US$388 thousand to noncurrent deferred tax liabilities by presenting against the noncurrent deferred income tax assets of US$1,909 thousand. After the adjustment, the noncurrent deferred income tax assets are US$1,521 thousand as of December 31, 2014.

In February 2016, the FASB issued a new standard regarding leases. The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. This standard is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flow and disclosures.

3. BUSINESS ACQUISITION

On July 1, 2015, the Company completed its acquisition of Shannon Systems, China’s leading enterprise-class PCIe SSD company based in Shanghai, China. In exchange for 100% of outstanding shares of common stock of Shannon Systems, the Company issued 1,560 thousand ordinary shares with fair value of US$7,640 thousand and paid approximately US$37,925 thousand in cash. The value of the 1,560 thousand ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the 20-day period before the terms of the acquisition were agreed to and announced. In 2015, the Company incurred US$359 thousand of acquisition costs which comprise primarily of transaction fees and direct acquisition costs, including legal, accounting, and other professional fees. These costs are included in the line item of “operating expenses - general and administrative” on the consolidated statements of income. The acquisition will expand the Company’s portfolio of embedded storage products.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

US$
Cash and cash equivalents	1,903
Accounts receivable, net	946
Inventories	2,624
Other current assets	289
Property and equipment	71
Goodwill	33,204
Identifiable intangible assets	8,381
Accounts payable	(644)
Accrued expenses and other current liabilities	(1,209)

Net assets acquired	45,565

As of December 31, 2015, of the cash consideration of approximately US$37,925 thousand, US$5,735 thousand has not been paid to the former shareholders of Shannon Systems as of December 31, 2015 and are included in other long-term liabilities on the consolidated balance sheets.

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets. The identifiable intangible assets and respective useful lives are as follows:

	US$	Useful Life
Developed technology	3,789	3.5
In-process research and development (“IPR&D”)	4,592	indefinite

Total identifiable intangible assets	8,381

Developed technology represented the existing know-how in enterprise-class PCIe SSD including all the developed and in-process products for the Shannon Systems business.

The estimated fair value of IPR&D was defined as research and development projects related to enterprise-class PCIe SSDs in-process at the time of the transaction that had not demonstrated their technological feasibility and that do not have an alternative future use.

Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets. The factors that contributed to the recognition of goodwill primarily relate to expansion into new product areas and potential synergies created from combined capabilities, and goodwill is not expected to be deductible for tax purposes.

The results of Shannon Systems since the acquisition date included on the consolidated statement of income for the year ended December 31, 2015 were as follows:

US$
Net sales	9,049
Net income	421

The operating results of Shannon Systems have been included in the Company’s operations beginning July 1, 2015. The following unaudited pro forma information represents a summary of the results of operations as if the acquisition occurred on January 1, 2014 and 2015 and includes certain pro forma adjustments, including amortization of identifiable intangibles from that date (in thousands except earnings per share):

	Year Ended December 31
	2014	2015
Net sales	293,562	364,670
Net income	42,483	58,468
Earnings per share
Basic	0.31	0.42
Diluted	0.31	0.42
Weighted average ordinary shares outstanding (thousand)
Basic	136,164	138,880
Diluted	138,347	140,414

The pro forma results are based on various assumptions and are not necessarily indicative of what would have occurred had the acquisition closed on January 1, 2014 and 2015.

4. CASH AND CASH EQUIVALENTS

	December 31
	2014	2015
	US$	US$
Cash and deposits in bank	38,851	28,780
Time deposits	155,360	151,739

	194,211	180,519

5. SHORT-TERM INVESTMENTS

	December 31
	2014	2015
	US$	US$
Trading securities	703	681
Held-to-maturity investments	—	4,000

	703	4,681

The Company classified certain short-term investments as trading securities in 2013, 2014 and 2015. Realized gains on sales of these trading securities were US$4 thousand, US$4 thousand and US$3 thousand for the years ended December 31, 2013, 2014 and 2015, respectively. The amount of unrealized losses related to trading securities at year end was nil for the years ended December 31, 2013, 2014 and 2015, respectively. Structured notes matured in May 2013 and the Company recognized the gain of US$118 thousand.

The held-to-maturity investments are senior notes. In July 2015, the Company purchased senior notes which will be matured in July 2016 with a coupon rate of 1.65% and an effective interest rate of 1.65%, at par value of US$4,000 thousand.

6. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2014	2015
	US$	US$
Notes receivable	192	16
Trade accounts receivable	31,256	61,293

	31,448	61,309
Allowance for doubtful accounts	(1,167)	(775)
Allowance for sales returns and discounts	(1,427)	(1,555)

	28,854	58,979

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	1,634	1,275	1,167
Reversals charged to expense, net	(359)	(108)	(392)
Write-offs	—	—	—

Balance, end of year	1,275	1,167	775

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Allowances for sales returns and discounts
Balance, beginning of year	1,919	1,059	1,427
Additions charged to expense, net	1,320	1,600	1,753
Actual sales return and discount	(2,180)	(1,232)	(1,625)

Balance, end of year	1,059	1,427	1,555

7. INVENTORIES

The components of inventories are as follows:

	December 31
	2014	2015
	US$	US$
Finished goods	9,787	13,860
Work in process	20,835	21,201
Raw materials	13,454	12,049

	44,076	47,110

The Company wrote down US$2,503 thousand, US$4,561 thousand and US$2,525 thousand in 2013, 2014 and 2015, respectively, for estimated obsolete or unmarketable inventory.

8. LONG-TERM INVESTMENTS

As of December 31, 2014 and 2015, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2014	2015	2014	2015
			US$	US$
Cost method:
Cashido Corp. (Cashido)	2.1%	2.1%	104	104
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	29	29

			133	133

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

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as circumstances warrant. The Company believed there was no other than temporary impairment for the years ended December 31, 2013, 2014 and 2015, respectively.

9. PROPERTY AND EQUIPMENT

	December 31
	2014	2015
	US$	US$
Cost:
Land	8,058	8,813
Buildings	19,813	21,254
Machinery and equipment	13,443	15,995
Furniture and fixtures	5,131	6,446
Leasehold and buildings improvement	4,229	4,656
Software	29,796	17,505

Total	80,470	74,669

Accumulated depreciation:
Buildings	2,240	2,648
Machinery and equipment	10,573	11,983
Furniture and fixtures	3,492	3,980
Leasehold and buildings improvement	3,064	3,358
Software	25,807	14,421

	45,176	36,390
Prepayment and construction in progress	243	12,190

	35,537	50,469

In April 2006, the Company leased properties located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the properties as of December 31, 2015 was US$746 thousand. The lessee renewed the three year operating lease with the Company in March 2012 and 2015. Annual rental income from the lease is about US$41 thousand each year.

10. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 and Shannon Systems in 2015 are as follows:

	December 31
	2014				2015
	US$				US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Core technology	15,809	(4,474)	(11,335)	—	15,809	(4,474)	(11,335)	—
Customer relationship	8,325	—	(8,325)	—	8,325	—	(8,325)	—
Order backlog	1,243	—	(1,243)	—	1,243	—	(1,243)	—
Developed technology	—	—	—	—	8,381	—	(1,051)	7,330

Total	25,377	(4,474)	(20,903)	—	33,758	(4,474)	(21,954)	7,330

No impairment losses were recognized in 2013, 2014 and 2015. Amortization expense of acquisition-related intangible assets for the years ended December 31, 2013, 2014 and 2015 was nil, nil and US$ 1,051 thousand, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed its annual impairment test on November 30. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 and purchased BTL’s assets in 2011 was US$66,300 thousand. The Company’s fiscal 2013, 2014 and 2015 impairment test concluded there was no impairment. The goodwill that resulted from the Company’s acquisition of Shannon Systems in 2015 was US$33,204 thousand. Total goodwill was US$35,467 thousand and US$68,660 thousand as of December 31, 2014 and 2015, respectively.

	December 31
	2014				2015
	US$				US$
	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	66,300	(30,808)	(25)	35,467	99,504	(30,808)	(36)	68,660

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2014	2015
	US$	US$
Wages and bonus	12,093	20,365
Dividends	153	15,839
Research and development payable	2,468	2,953
License fees and royalties	2,982	4,173
Professional fees	1,714	2,126
Equipment	1,170	1,285
Others	3,066	5,340

	23,646	52,081

12. PENSION PLAN

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “Act”), which became effective on July 1, 2005, and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$788 thousand, US$872 thousand and US$1,015 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2014 and 2015, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2016 to be US$57 thousand which was determined based on 2% of estimated salaries in 2016.

Starting in 2010, the Company provides a defined benefit pension plan to the Korean employees of FCI, the Company’s second largest operating subsidiary with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets. FCI estimates its contribution for the year ending December 31, 2016 to be US$745 thousand.

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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2013	2014	2015
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	1,897	2,098	3,320
Service cost	440	437	273
Interest cost	58	58	57
Actuarial loss(gain)	(202)	814	79
Benefits paid	(95)	(87)	(97)

Projected benefit obligation at end of year	2,098	3,320	3,632

Change in plan assets
Fair value of plan assets at beginning of year	1,925	2,319	2,556
Actual return on plan assets	43	31	33
Employer contributions	433	282	328
Benefits paid	(82)	(76)	(117)

Fair value of plan assets at end of year	2,319	2,556	2,800

Funded status recognized as an other asset (liabilities)	221	(764)	(832)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Net loss	460	848	852
Transition obligation	1	1	1

Total recognized in accumulated other comprehensive income	461	849	853

The accumulated benefit obligation for all defined benefit pension plans was US$1,369 thousand, US$1,762 thousand and US$2,098 thousand at December 31, 2013, 2014 and 2015, respectively.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Service cost	440	437	273
Interest cost	58	58	57
Projected return on plan assets	(47)	(51)	(47)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(3)	(19)	27

Net periodic benefit cost	448	425	310

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2013	2014	2015
	US$	US$	US$
Recognize the decrease in net gain	203	388	4
Amortization of net gain	—	—	—

Total recognized in other comprehensive loss	203	388	4

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$19 thousand.

Expected benefit payments:

US$
2016	146
2017	290
2018	175
2019	140
2020	120
2021 and thereafter	748

The actuarial assumptions to determine the benefit obligations were as follows:

	2013		2014		2015
	Taiwan	Korea	Taiwan	Korea	Taiwan	Korea
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.88%	5.20%	2.00%	4.10%	1.75%	3.90%
Rate of compensation increase	4.25%	2.60%	4.25%	5.00%	4.25%	4.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.88%	5.20%	2.00%	4.10%	1.75%	3.90%
Expected long-term return on plan assets	2.00%	3.00%	2.00%	2.00%	2.00%	1.20%
Rate of compensation increase	4.25%	2.60%	4.25%	5.00%	4.25%	4.00%

In 2014 and 2015, FCI’s pension plan assets were invested in principal guaranteed interest insurance contracts and fixed bank deposits, which are principal and interest guaranteed products and are classified as Level 2. These Level 2 securities were valued by discounting future cash flows using benchmark yield rates.

The fair values of FCI’s pension plan assets at December 31, 2014 and 2015 are as follows:

	December 31
	2014	2015
	US$	US$
Guaranteed interest contract
Kyobo Life Insurance Co. Ltd.	730	823
Fixed deposit
Industrial Bank of Korea	875	980

	1,605	1,803

13. INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Current	8,591	15,630	17,338
Deferred	1,181	471	911

Income tax expense	9,772	16,101	18,249

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Domestic	(8,080)	(12,761)	(12,037)
Foreign	45,228	73,329	90,537

	37,148	60,568	78,500

Since the Company is based in the Cayman Islands, a British overseas territory with no corporate income tax, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Cayman statutory rate	—	—	—
Tax on pretax income at statutory rate	6,788	15,727	18,765
Tax-exempt income	(4,325)	(2,573)	(906)
Permanent differences	1,730	(396)	(1,065)
Temporary differences	1,732	(344)	(330)
Alternative minimum tax	2,203	1,170	4
Income tax (10%) on undistributed earnings	3,396	2,491	2,460
Net changes in income tax credit	708	(899)	(897)
Net changes in valuation allowance of deferred income tax assets	(2,364)	733	1,621
Net operating loss carryforwards	(189)	(1,298)	(2,052)
Liabilities related to unrealized tax benefits	(39)	91	672
Adjustment of prior years’ taxes and others	132	1,399	(23)

Income tax expense	9,772	16,101	18,249

Deferred income tax assets (liabilities) are as follows:

	December 31
	2014	2015
	As Adjusted (Note 2)
	US$	US$
Notes and accounts receivable	141	82
Stock-based compensation	615	544
Allowance for sales return	105	173
Inventory reserve	814	1,478
Foreign currency translation	(1,273)	(1,949)
Property and equipment	452	360
Investment tax credits	7,823	8,295
Net operating loss carryforwards	9,621	10,651
Others	14	20
Valuation allowance	(16,791)	(19,044)

	1,521	610

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The change in the valuation allowance was an increase of US$1,075 thousand, an increase of US$515 thousand, and an increase of US$2,253 thousand for the years ended December 31, 2013, 2014, and 2015, respectively. The increase in valuation allowance in 2013, 2014 and 2015 are primarily due to the uncertainty in generating sufficient taxable income in the future and utilization of operating loss carryforwards and research and development credits before they expire. In addition, profits generated from certain products of SMI Taiwan are exempted from income tax for five years beginning January 1, 2010 and January 1, 2012.

As of December 31, 2015, FCI had unused research and development tax credits of approximately US$4,139 thousand which will expire in the period from 2015 to 2019.

As of December 31, 2015, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately US$9,427 thousand. If not utilized, the federal net operating loss carryforwards will expire in 2035.

As of December 31, 2015, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,444 thousand and US$1,711 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2035 while the state tax credit carryforward has no expiration date.

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

As of December 31, 2015, the Company had accumulated undistributed earnings from a foreign subsidiary of US$242 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Balance, beginning of year	3,520	5,815	4,655
Increases in tax positions taken in current year	2,947	446	2,337
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(652)	(1,606)	(1,353)

Balance, end of year	5,815	4,655	5,639

At December 31, 2015, the Company had US$5,639 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2013, 2014 and 2015, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$627 thousand, US$343 thousand and US$363 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2014 and 2015 was US$1,674 thousand and US$1,977 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2015:

Tax Jurisdiction	Tax Years
Hong Kong	2013 and onward
Taiwan	2010 and onward
Korea	2010 and onward
United States	2007 onward

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

The existing Articles of Incorporation of SMI Taiwan stipulates to distribute bonus to employees at 0.01% of net income (net of the bonus and remuneration). In accordance with the amendments to the Company Act in

May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Articles of Incorporation of SMI Taiwan will be approved by the SMI Taiwan’s board of directors by June 30, 2016. The proposed amended Articles of Incorporation of SMI Taiwan will stipulate to distribute employees’ compensation and remuneration to directors and supervisors at rates no less than certain percentage or amount and no higher than certain percentage or amount, respectively, of net profit before income tax, employees’ compensation, and remuneration to directors and supervisors.

Dividends

The Company declared cash dividends per ordinary share during the periods presented as follows:

	2014		2015
	Dividends Per Share (US$)	Amount (in US$ thousands)	Dividends Per Share (US$)	Amount (in US$ thousands)
First quarter	$0.0375	$5,056	$0.0375	$5,156
Second quarter	$0.0375	5,060	$0.0375	5,166
Third quarter	$0.0375	5,081	$0.0375	5,230
Fourth quarter	$0.0375	5,084	$0.0375	5,232

		$20,281		$20,784

On November 2, 2015, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend of US$0.6 per ADS, equivalent to US$0.15 per ordinary share, which will be paid in four quarterly installments staring the forth quarter of 2015. Future dividends, if any, on the Company’s outstanding ADSs and ordinary shares will be declared by and subject to the discretion of the Company’s board of directors. If the Company’s board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

15. EQUITY INCENTIVE PLAN

2005 Equity Incentive Plan and 2015 Equity Incentive Plan

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

On June 3, 2015, the Company adopted its 2015 Equity Incentive Plan (“the 2015 Plan”). The 2015 Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to employees (including officers), directors and consultants. The 2015 Plan reserved 20,000 thousand shares of ordinary shares for issuance upon exercise of stock options and restricted stock units.

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2005 Plan and the 2015 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2013	5,336
Restricted stock units granted	(1,893)
Option and restricted stock units forfeited	123

Available for grant at December 31, 2013	3,566
Restricted stock units granted	(1,923)
Option and restricted stock units forfeited	44

Available for grant at December 31, 2014	1,687
Authorized	20,000
Restricted stock units granted	(2,000)
Option and restricted stock units forfeited	175

Available for grant at December 31, 2015	19,862

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2013	1,697	1.47
Options forfeited	—	—
Options exercised	(287)	1.47

Outstanding at December 31, 2013	1,410	1.47	2.14

Options vested and expected to vest after December 31, 2013	1,410	1.47	2.14
Options forfeited	—	—
Options exercised	(352)	1.46

Outstanding at December 31, 2014	1,058	1.47	1.35

Options vested and expected to vest after December 31, 2014	1,058	1.47	1.35
Options forfeited	(143)	1.47
Options exercised	(336)	1.47

Outstanding at December 31, 2015	579	1.47	0.92

Options vested and expected to vest after December 31, 2015	579	1.47	0.92

Options exercisable at December 31, 2015	579	1.47	0.92

No stock options were granted in 2013, 2014 and 2015. The intrinsic value of options exercised, determined as of the date of option exercise, was US$594, US$1,565 and US$3,688 thousand in 2013, 2014 and 2015, respectively.

As of December 31, 2015, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were US$422, US$514 and US$494 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

The related tax effect for stock-based compensation benefit (expense) were US$343 thousand, (US$24) thousand, and US$561 thousand for 2013, 2014 and 2015, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2013, 2014 and 2015 was US$1,599 thousand, US$1,231 thousand and US$1,647 thousand, respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

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

Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are determined based on historical volatilities of the stock prices of the Company. Expected life represents the periods that the Company’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share based awards. The dividend yield is zero for the options granted prior to 2013 as the Company has never declared or paid dividends on the ordinary shares or other securities prior to 2013.

Restricted Stock Units

A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2013	7,018	2.68
Restricted stock units granted	1,893	3.13
Restricted stock units vested	(4,867)	2.60
Restricted stock units forfeited	(123)	2.60

Non-vested at December 31, 2013	3,921	2.90	0.43
Restricted stock units granted	1,923	5.13
Restricted stock units vested	(3,640)	2.96
Restricted stock units forfeited	(44)	4.92

Non-vested at December 31, 2014	2,160	4.90	0.31
Restricted stock units granted	2,000	6.83
Restricted stock units vested	(2,003)	4.96
Restricted stock units forfeited	(32)	5.85

Non-vested at December 31, 2015	2,125	6.65	0.73

As of December 31, 2015, there was US$5,112 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan and the 2015 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Cost of sales	308	282	261
Research and development	6,351	6,773	6,565
Sales and marketing	2,197	1,746	1,790
General and administrative	1,406	1,546	1,802

	10,262	10,347	10,418

16. COMMITMENTS AND CONTINGENCIES

FCI provided their employees with collateral for personal loans which is deposited at a designated bank and the amount deposited was US$455 thousand and US$425 thousand at December 31, 2014 and 2015, respectively. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through April 2019. The Company recognized rent expense for the years ended December 31, 2013, 2014 and 2015 of US$1,763 thousand, US$1,981 thousand and US$2,453 thousand, respectively. The minimum operating lease payments expected under these leases as of December 31, 2015 were US$1,771 thousand, US$786 thousand, US$580 thousand, US$184 thousand, and nil for the years ending December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009, SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. The Company filed answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. According to the CLT’s letter dated September 9, 2011, it was finalizing its claims review process and preparing for distribution to beneficiaries who are holders of allowed claims and have rights to a distribution pursuant to the bankruptcy plan. In January 2012, January 2014, December 2014, July 2015 and October 2015, the Company received distributions of US$21 thousand, US$36 thousand, US$12 thousand, US$51 thousand and US$31 thousand, respectively. On March 29, 2016, we received a final distribution of US$112 thousand.

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

The Company groups its products into three categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Mobile Storage	185,488	241,614	302,910
Mobile Communications	31,022	40,034	50,896
Others	8,798	7,675	7,491

	225,308	289,323	361,297

Revenue is attributed to a geographic area based on the bill-to location. The following summarizes the Company’s revenue by geographic area:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Taiwan	47,653	57,244	71,387
United States	22,528	26,265	39,558
Japan	3,936	11,180	19,636
Korea	115,287	150,557	150,118
China	29,129	35,008	69,623
Others	6,775	9,069	10,975

	225,308	289,323	361,297

Major customers representing at least 10% of net sales

	Year Ended December 31
	2013		2014		2015
	US$	%	US$	%	US$	%
SK Hynix	67,977	30	107,227	37	108,645	30
Samsung	36,037	16	30,065	10	*	*

*	Less than 10%

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
	2013	2014	2015
	US$	US$	US$
Taiwan	24,066	28,739	32,014
United States	54	142	274
Korea	1,773	2,477	1,891
China	4,266	4,163	16,268
Japan	36	16	22

	30,195	35,537	50,469

18. FAIR VALUE MEASUREMENT

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. For the years ended December 31, 2014 and 2015, none of the Company’s assets measured on a recurring basis was determined by using significant unobservable inputs.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2014 and 2015:

December 31, 2014

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading bond funds	703	—	—	703

December 31, 2015

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading bond funds	681	—	—	681

The carrying amount of the held-to-maturity investments purchased in July 2015 that will be matured in July 2016 approximates their fair value due to the short-term maturity of the investments.

Those assets required to be measured at fair value on a nonrecurring basis were nil during the years ended December 31, 2013, 2014 and 2015 and please refer to Note 2, “Summary of Significant Accounting Policy” and Note 10, “Goodwill and Acquired Intangible Assets” for the significant assumption were used.

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. The fair values of assets without quoted market price are determined based on management judgment with the best available information. Any impairment charge determined is based on the difference between the Company’s carrying value and the proportionate ownership of the investee’s net assets at year end.