Form 20-F
period 2016-12-31
Silicon Motion Technology CORP
filed 2017-04-28
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Unit 04-05, 27/F, #909 Cheung Sha Wan Rd.

Cheung Sha Wan, Kowloon

Hong Kong

Tel: +852 2307 4768

Fax: + 852 2307 4368

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 141,310,964 ordinary shares as of December 31, 2016, US$0.01 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Korea Won” are to the legal currency of South Korea;

•	“Nasdaq” are to the Nasdaq Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with a par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including but not limited to (i) Silicon Motion Technology (HK) Ltd., incorporated in Hong Kong, (ii) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation, (iii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA, (iv) FCI Inc., incorporated in Korea, or FCI, and (v) Shanghai Baocun Information Technology Co., Ltd., incorporated in the PRC, or Shannon Systems.

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, the Shannon Systems logo, PCIe-RAID, DIRECT-IO, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, VirtualZero, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD, Ferri-eMMC, and NANDXtend are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our and our customers’ products;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demand, market adoption of new technologies and general economic conditions;

•	our ability to successfully develop, introduce and sell innovative, new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements which are not included in this annual report. To reflect our early adoption of the new accounting update on the statement of cash flows, we retrospectively adjusted the selected consolidated statements of cash flow data for the years ended December 31, 2012 and 2013, which are not derived from our audited consolidated financial statements included in our prior annual reports. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	281,370	225,308	289,323	361,297	556,146
Cost of sales	149,650	118,698	139,625	176,765	281,541

Gross profit	131,720	106,610	149,698	184,532	274,605
Operating expenses:
Research and development	50,975	46,460	60,949	71,161	92,405
Sales and marketing	15,919	13,597	16,324	20,173	25,765
General and administrative	12,156	11,250	13,355	15,714	17,072
Amortization of intangible assets	—	—	—	1,051	2,103

Total operating expenses	79,050	71,307	90,628	108,099	137,345

Operating income	52,670	35,303	59,070	76,433	137,260

Total non-operating income	1,664	1,845	1,498	2,067	1,370
Income before income taxes	54,334	37,148	60,568	78,500	138,630
Income tax expense	7,116	9,772	16,101	18,249	27,690

Net income	47,218	27,376	44,467	60,251	110,940

Weighted average shares outstanding:
Basic	129,259	132,259	134,604	138,100	140,919

Diluted	134,504	134,567	136,787	139,634	142,050

Earnings per share:
Basic	0.37	0.21	0.33	0.44	0.79

Diluted	0.35	0.20	0.33	0.43	0.78

Earnings per ADS (1):
Basic	1.46	0.83	1.32	1.75	3.15

Diluted	1.40	0.81	1.30	1.73	3.12

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2012	2013	2014	2015	2016
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	154,734	161,720	194,211	180,519	274,483
Other current assets	101,309	83,541	96,229	134,657	202,417
Working capital	199,646	204,594	234,374	226,889	330,914
Long-term investments	178	133	133	133	120
Property and equipment, net	23,386	30,195	35,537	50,469	47,892
Goodwill and intangible assets, net	35,472	35,474	35,467	75,990	73,883
Other non-current assets	6,667	5,700	4,957	3,860	7,231
Total assets	321,746	316,763	366,534	445,628	606,026
Total liabilities	59,480	46,066	62,434	101,130	163,263
Total shareholders’ equity	262,266	270,697	304,100	344,498	442,763

	As of December 31,
	2012	2013	2014	2015	2016
	As Adjusted	As Adjusted	As Adjusted	As Adjusted
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	69,236	49,128	68,725	65,946	125,568
Net cash used in investing activities (1)	(4,280)	(12,726)	(11,596)	(58,458)	(8,220)
Net cash provided by (used in) financing activities	224	(29,493)	(19,710)	(20,271)	2,194
Depreciation and amortization	5,881	6,429	6,917	8,987	11,585
Capital expenditures	(4,280)	(12,772)	(11,596)	(23,664)	(12,220)

(1)	The selected consolidated statements of cash flow data for the years ended December 31, 2012, 2013, 2014 and 2015 were retrospectively adjusted to reflect the Company’s election to early adopt the accounting update of the classification and presentation of changes in restricted cash on the statement of cash flows. See Note 2 to our audited consolidated financial statement included in this annual report for more information.

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

Our operating results have fluctuated in the past and could do so in the future. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products;

•	changes in demand for electronic devices into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on market demand, adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, timing or cancellation of orders from these customers;

•	seasonality or cyclical fluctuations in our markets;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory components used in our and our customer’s products;

•	changes in our product mix or customer mix and their effect on our gross margin;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry services;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on an order-to-order basis;

•	deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of integrated circuits or ICs;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

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

Disruptions or uncertainties in the economy, including any political and social instability may lead consumers and business to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Furthermore, we operate primarily in the semiconductor industry, which is cyclical in nature and subject to evolving industry standards. In the past, the semiconductor industry had experienced significant downturns characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to deliver products to our customers. Economic volatility can cause extreme difficulties for our customers and vendors in accurately forecasting and planning future business activities. This unpredictability could cause our customers to reduce spending on our products and services, which would delay and lengthen sales cycles. The accurate forecasting and planning for our operations heavily rely on these worldwide economic and industry-specific conditions, and the volatility and uncertainties associated with these factors may adversely affect our results of operation in a material manner.

Since we have limited visibility as to the sales volume by our customers of devices using our products, our ability to accurately forecast future demand for and sales of our products is limited.

The majority of our products are integrated into devices that are sold directly or indirectly into markets which are difficult for us and our customers to accurately forecast as computing and mobile devices demand is subject to significant seasonality, with higher net sales generally in the second half of each year, when our customers place orders to meet increased demand during year-end holiday seasons, and other fluctuations. Also, as a significant portion of our quarterly sales are from orders received and fulfilled in that quarter, our visibility as to expected orders from our customers in subsequent periods and for any extended period of time is limited. Additionally, we depend upon our customers’ procurement forecasts in order to forecast demand for our products, and our customers’ procurement forecast may be subject to change. Our failure to accurately forecast demand for our products may result in lost sales or excess inventory and associated reserves or write-downs for our operations. Any of the aforementioned factors could affect sales of our products and thereby harm our business, financial condition and operating results.

If demand for our products declines in the major end-markets that we serve, our sales, net revenue and earnings will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end-markets that we serve and price attractiveness of the devices incorporating our products that our customers and vendors offer to end-markets. A significant amount of our sales revenue is derived from customers who use our controllers in expandable and embedded solid state storage solutions used in computing and mobile devices. Any significant decrease in the demand for these devices in the end-market may decrease the demand for our semiconductor solutions and may result in a significant decrease in our revenues and earnings. Computing and mobile devices that use our components rapidly change as product capabilities are upgraded or new classes of products are introduced, and these changes may result in a significant reduction in demand for our products. We cannot give any assurance that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our sales, net revenue and earnings.

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

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 64%, 54% and 58% of our net revenue in 2014, 2015 and 2016, respectively. Sales to two customers in 2014 and 2016, and one customer in 2015 accounted for 10% or more of our net revenue, representing 47%, 30% and 28% of our net revenue in 2014, 2015 and 2016, respectively. In 2014, 2015 and 2016, SK Hynix was one of our significant customers. Samsung was our significant customers in 2014. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our and our customers’ end products, our revenues could be adversely affected.

During many periods in past years, some of our customers have indicated that they were unable to acquire enough NAND flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased or are planning to increase manufacturing capacity for flash memory. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. Because flash memory is a key component in solid state storage devices, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture storage devices products and may therefore purchase fewer controllers from us than they would have otherwise purchased. We also manufacture specialty SSD solutions using our controller technology and flash memory supplied to us by our customers or independently procured by us and our sales of SSD solutions will be adversely affected if we receive inadequate supplies of flash memory. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

We operate in a rapidly changing industry where a significant majority of our sales are controllers used in solid state storage devices, and our failure to anticipate and respond quickly to changing industry trends relating to technology, standards, and consumer demand could adversely affect our growth and profitability.

We operate in an intensely competitive industry that experiences rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive. To compete successfully, we must maintain a successful R&D effort to develop new product technologies at the same pace or ahead of our competitors. Many types of events could have a variety of negative effects on our overall competitive position and our financial results, such as reducing our revenue, increasing our costs, lowering our gross margin percentage, lowering our operating profitability and requiring us to recognize impairments on our assets. We may not be able to develop and market new products successfully, new markets at which our products target may not grow as expected, the products we invest in and develop may not be well received by customers, and products developed and new technologies offered by others may affect demand for our products.

Currently, a significant majority of our sales are controllers used in solid state storage devices. If new technologies for storing digital media are developed that compete with flash memory technology or render it obsolete and if we are not able to shift our product offerings accordingly, demand for our products would likely decline and our business would be materially and adversely affected.

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

We expect that a high percentage of our future sales will come from sales of new products. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions and products with short life cycles. The markets for some of these products are extremely competitive and may entail technologies that are new, immature and/or unpredictable to us. These markets and our endeavors to meet the markets may not develop into profitable opportunities and we have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance and generate returns that we had expected. Recently, we have made significant investments in embedded storage controller technologies, especially those relating to SSD. Failure to grow our embedded storage products or to recoup on our investments in these and other technologies could materially and adversely affect our results of operations and future business outlook. As a result, it is difficult to anticipate our future revenue streams from, or provide assurances on the success and the sustainability of, our new products.

The average selling prices of our controller ICs have historically decreased and will likely do so in the future, which could harm our revenue and profitability.

The controller ICs we develop and sell, especially those for expandable and embedded storage solutions, are used for high volume applications and have historically decreased over time, and we believe that it is possible they may also fall in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by our competitors, competitive pricing pressures and other factors. The mobile and computing devices markets are extremely cost sensitive, which may result in rapidly declining average selling prices of electronic devices and components, such as those made by us, used in devices and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. We have also introduced products for the embedded storage market that typically experiences less intense competition. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to gain more successes with embedded products or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

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

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. The competition for such personnel, particularly technical personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. These technical personnel are required to design and develop integrated circuits, including firmware, and to introduce product enhancements for use in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior managers or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as have an adverse effect on our overall growth. In addition, if any other members of our senior management or any of our other key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan, China or Korea, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan, China, or Korea due to the constantly evolving nature of the Taiwanese, Chinese, and Korean legal systems.

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

As of March 31, 2017, we had 922 patents and have 813 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we were in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or that may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer(s) to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Legal Proceedings” below.

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

We face competition from a large number of competitors, including Marvell and Phison. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, if we or our customers are unable to procure sufficient suppliers of flash memory, our customers may seek to purchase SSD solutions from other suppliers.

The computing and mobile devices markets, the principal end markets for our products, have historically been subject to intense price competition. In many cases, low-cost, high-volume semiconductor component producers have entered markets and driven down profit margins. If a low-cost, high-volume producer should develop products that compete with our products, our sales and profit margins would suffer.

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

We are required to perform testing for impairment losses relating to long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. Through our acquisitions of FCI and other assets, we acquired core technology, customer relationships, goodwill and other intangible assets. The carry value of goodwill relating to these acquisitions must be assessed for impairment at least on an annual basis. In November 2009, we recorded US$6.6 million of impairment charges relating to our long-lived assets and determined that our goodwill balance was impaired, and wrote down the goodwill balance by US$30.8 million. In July 2015, we recorded US$33.2 million of goodwill and US$ 8.4 million of developed technology and in-process research and development from the acquisition of Shannon Systems. As of December 31, 2016, we had goodwill associated with our acquisitions of US$68.7 million and intangible assets of US$ 5.2 million. Although we recorded an impairment on goodwill and other long-lived assets in 2009, we cannot be certain that these assets will not be subject to further write-downs in future periods and may record further impairment charges if sales of our specialty RF ICs and enterprise SSDs do not grow as expected.

We have not made any passive investments in private companies since February 2007. If the companies in which we have invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in past years. These and future impairment charges could have a material and adverse impact on our operating results. In 2014, 2015 and 2016, there were no impairments recorded.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2016 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

We are subject to cybersecurity risk.

We experience cyberattacks of varying degrees on our technology infrastructure and systems and, as a result, unauthorized parties have obtained in the past, and may in the future obtain, access to our computer systems and networks. The technology infrastructure and systems of our suppliers, vendors and partners may also experience such attacks. Cyberattacks are external and internal threats that include, but are not limited to, malware, phishing, advanced persistent threats, denial of service attacks, malicious software downloads, insider security breaches, and hardware and software vulnerabilities. We believe cyberattack attempts are increasing in number and that cyberattackers are developing increasingly sophisticated systems and means to not only attack systems, but also to evade detection or to obscure their activities.

We have controls and policies in place, will continue to enhance our capabilities and upgrade our protective solutions to guard against known and emerging threats, detect malicious or unauthorized activities, and have recovery systems to minimize business disruptions. If efforts to breach our infrastructure and systems are successful or we are unable to protect against these risks, we could suffer interruptions, delays, or cessation of operations of our systems, and loss or misuse of proprietary or confidential information, IP, or sensitive or personal information. Breaches of our infrastructure and systems could also cause our customers and other affected third parties to suffer loss or misuse of proprietary or confidential information, IP, or sensitive or personal information, and could harm our relationships with customers and other third parties. As a result, we could experience additional costs, indemnification claims, litigation, and damage to our brand and reputation. All of these consequences could harm our reputation and our business and materially and adversely affect our operating results and financial condition.

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

Recently there has been increased focus on environmental protection and social responsibility initiatives, which are subject to change, can be unpredictable, and may be difficult for us to comply with, given the complexity of our supply chain and our significant outsourced manufacturing. We are required to implement various standards or processes due to the adoption of rules or regulations that result from these initiatives, such as the SEC rules on the disclosure of the use of “conflict minerals.” If we are unable to comply, or are make to cause our suppliers or contract manufacturers to comply, with such standards or processes, customers may stop purchasing from us, which could adversely affect our sales and results of operations.

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

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter. On November 2, 2015 and October 24, 2016, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The continuation of declaring dividends or if at all, depends on, among other things, that the dividend payment is in the best interests of our shareholders, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the board of directors may deem relevant. The decision of any declaration of dividend payment, the amount and the frequency of such, if at all, is the discretion of our Board of Directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

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

We conduct our business worldwide. We are a Cayman Islands corporation with principal executive offices in Hong Kong and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Korea, and Taiwan. We generated 91%, 89% and 89% of our revenue in 2014, 2015 and 2016, respectively, from sales to customers outside the United States, and for the year ended December 31, 2016, 74% of our revenue was from sales in three jurisdictions — Taiwan, Korea and China. International operations are subject to many other inherent risks, including but not limited to:

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

Our business depends on the support of the Taiwanese, and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income.

Our Taiwan operating company has benefited from tax incentives provided by the Taiwanese government. For example, under the Statute for Upgrading Industries of Taiwan, we were granted tax credits by the Taiwan Ministry of Finance for qualifying research and development costs and in qualifying employee training expenses. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the government. In 2010, “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. However, we are still eligible to use certain previously granted exemptions. See “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and Note 15 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially. The last tax credit granted to us by the Taiwanese government expired at the end of 2016.

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

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

Tax bills are introduced from time to time to reform taxation of international business activities. The Organisation for Economic Co-operation and Development, or OECD, has released guidance covering various topics, including country-by-country reporting, definitional changes to permanent establishment and guidelines in determining arm’s length transfer pricing. This guidance is collectively referred to as Base Erosion and Profit Shifting, or BEPS, an initiative that aims to standardize and modernize global tax policy. Depending on legislation ultimately enacted in connection with this guidance by jurisdictions in which we operate, there may be significant consequences for us due to our significant international business activities. For example, adoption of BEPS by foreign jurisdictions in which we operate could result in changes to tax policies, including transfer-pricing policies that could ultimately impact our tax liabilities to foreign jurisdictions. If any of these proposals are enacted into law, or if other international, consensus-based tax policies and principles are amended or implemented, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations.

In addition, policies regarding corporate income taxes in numerous jurisdictions are under heightened scrutiny. As a result, decisions by tax authorities regarding treatments and positions of corporate income taxes could be subject to legislative investigation and inquiry, which could result in changes in tax policies or prior tax rulings. As such, the taxes we previously paid may be subject to change and our taxes may increase in the future, which could have an adverse effect on our results of operations, financial condition and our corporate reputation.

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

Our principal executive offices are located at Unit 04-05, 27/F, #909 Cheung Sha Wan Rd., Cheung Sha Wan, Kowloon, Hong Kong. The address of our United States operating subsidiary, Silicon Motion, Inc., is 690 N. McCarthy Blvd. Suite 200, Milpitas, CA 95035. The address of our Taiwan operating subsidiary, Silicon Motion, Inc., is 8/F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan. Our ADSs have been listed and traded on Nasdaq since June 2005.

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

Overview

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices and specialty RF ICs for mobile devices. We supply more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs and eMMCs, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in computing and mobile devices and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. We also supply customized specialty SSD solutions for the Chinese hyperscale data center market and for high-performance industrial applications. We market our controllers under the “SMI” brand, our enterprise-grade SSDs under the “Shannon Systems” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, and specially RF ICs under the “FCI” brand.

Industry Background

We operate in the semiconductor industry and primarily focus on designing, developing and marketing: (i) controllers for managing NAND flash used in embedded storage applications, such as eMMC embedded memory and SSDs and expandable storage applications such as flash memory cards and USB flash drives, (ii) customized specialty SSD solutions for the Chinese hyperscale data center market and for industrial applications, and (iii) specialty RF ICs used in mobile devices.

Our Market and Products

Our products, primarily embedded storage products, expandable storage products and specialty radio frequency integrated circuits (RF ICs), are designed, developed and marketed to mobile storage and mobile communications markets. The two general types of embedded storage and expandable storage products that we sell are (i) NAND flash controllers, such as embedded MultiMediaCard (eMMC), client solid-state drive (SSD), flash memory card and Universal Serial Bus (USB) flash drive controllers, and (ii) specialty storage solutions, such as our customized enterprise-grade Shannon Systems Peripheral Component Interconnect Express (PCIe) SSDs and industrial-grade and commercial-grade single-chip FerriSSDs and Ferri-eMMCs. NAND flash controllers account for a significant majority of sales. Our Ferri storage solutions all use our industry-proven controllers and beginning in 2016, our Shannon Systems SSDs also started using our controllers.

NAND Flash Controllers

NAND flash is a type of non-volatile digital data storage technology that does not require power to retain data and has become the primary semiconductor technology for mass digital data storage. The benefits of NAND flash include high data storage capacity at low cost per bit, fast data read and write access time, low operating power requirements, and shock resistance. NAND flash is widely used for embedded and expandable data storage in mobile and computing devices such as smartphones and notebook PCs and more recently is also being used in commercial-grade, industrial-grade, and enterprise-grade equipment. The NAND flash market is large and has grown rapidly, and the leading suppliers of NAND flash are Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital.

All NAND flash storage devices require a controller and almost all storage devices use a discrete controller IC. Key functions of a flash memory controller include:

•	managing the interfacing of the NAND flash in the flash memory storage product with the host device;

•	ensuring data reliability in NAND flash by detecting and correcting bit errors in the NAND flash caused by read/write disturbance and adjacent cell interference;

•	ensuring data integrity in NAND flash by mapping bad blocks and preventing bad blocks from being used for storing data;

•	maximizing the life of NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalize the use of all the memory cells;

•	enhancing the sequential and random read and write performance of NAND flash by utilizing multiple-plane architecture, interleaving, or other technologies;

•	preventing data loss during sudden, unexpected host device power failures with advanced power cycling solutions;

•	implementing security features to protect software code, personal data and multimedia digital rights; and

•	ensuring that flash memory storage solutions are compatible with host devices.

We believe that our controllers are designed to meet the specifications of the majority of NAND flash components currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Most of our controllers support planar and 3D two-bits per cell MLC or three-bits per cell MLC NAND flash, which is also known as Triple-Level Cell (“TLC”) NAND flash. Our controllers also support NAND flash designed and fabricated at all the primary process geometries, including the most advanced process geometries, with the highest layer-count 3D architecture.

Mobile Storage Market

We provide embedded storage products and expandable storage products primarily for the mobile storage market, targeting NAND flash makers, technology OEMs and module makers.

Embedded Storage Products

eMMC controllers. We supply controllers for eMMC and UFS, both industry standard high-performance, low-power single-chip embedded memory solutions that are widely used in smartphones, tablets, smart TVs and other IOT devices. Our customers use our controllers with their NAND flash components to manufacture single-chip eMMC or UFS memory modules and with their NAND flash and mobile dynamic random-access memory (DRAM) components to manufacture eMMC-based multi-chip package (eMCP) and UFS-based multi-chip package (uMCP) memory modules. Our eMMC controllers support all the current widely used standards, including eMMC 4.5, eMMC 5.0 eMMC 5.1 and UFS 2.1. We believe we are the world’s largest merchant supplier of eMMC and UFS controllers. Our largest eMMC controller customer is SK Hynix; we believe SK Hynix is manufacturing eMMCs and eMCPs with our controllers and is supplying all of the global top 10 Android smartphone original equipment manufacturers (OEMs) with these solutions.

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

Shannon Systems enterprise SSD solutions. In China, we provide customized, high-performance enterprise-grade SSDs for both hyperscale and enterprise data centers. Our SSDs are developed for customers who require the largest storage capacity, lowest latency, fastest input/output operations per second (IOPS), lowest power, feature-rich software functionality and unparalleled performance stability with end-to-end data path protection.

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

Handset RF ICs. We provide fourth generation (4G) Long Term Evolution-Advanced (LTE-Advanced) low-noise amplifier (LNA) components and switch components as well as multi-mode diversity Code-Division Multiple Access (CDMA) transceivers.

Our Customers

We sell our semiconductor solutions to NAND flash manufacturers leading technology OEMs and module makers, worldwide. Most of our high performance flash memory storage controllers are supplied to NAND flash manufacturers. We are the leading merchant supplier of controllers used in client SSD for PCs and eMMC used in smartphones and a leading supplier of controllers used in flash memory cards and USB flash drives. We provide our specialty RF ICs primarily to Samsung and other OEMs.

Sales to our five largest customers represented approximately 64%, 54% and 58% of our net revenue in 2014, 2015 and 2016, respectively. Sales to two customers in 2014, and one customer in 2015 and 2016 accounted for 10% or more of our net revenue, representing 47%, 30% and 28% of our net revenue in 2014, 2015 and 2016, respectively. In 2014, the significant customers were Samsung and SK Hynix and in 2015 and 2016, SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our major OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 81% of our sales in 2014, 71% of our sales in 2015, and 69% of our sales in 2016 were attributable to our direct sales force while the remainder was attributable to distributors.

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

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of technology, products and solutions. Our engineering team has expertise in NAND flash management algorithms, system architecture, digital, mixed-signal and RF IC design, and software engineering. As of March 31, 2017, we had 922 patents and have 813 pending applications worldwide. We will continue to actively pursue the filing of additional patent applications in important jurisdictions.

We believe technology research and product development is essential to our growth. Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, Seoul, South Korea and Shanghai, China. Our facilities in Seoul focus primarily on our specialty RF IC products, our facilities in Hsinchu and Taipei focus primarily on our NAND flash controller products, and our facilities in Shanghai focus primarily on SSD solutions and specific product requirements of our customers in China.

Our research and development expenses were approximately US$60.9 million, US$71.2 million and US$92.4 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Wafer fabrication. TSMC and SMIC are currently our primary foundries that manufacture most of our semiconductors. We use their fabs in Taiwan, Singapore, and China to fabricate our devices using mature and stable CMOS process technology, primarily with process node from 40 to 55 nanometers. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

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

Our competitors include Marvell and Phison. We also face competition from some of our customers.

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

As of March 31, 2017, we held 922 patents and have 813 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, the Shannon Systems logo, “PCIe-RAID,” “DIRECT-IO,” “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “VirtualZero,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” and “NANDXtend” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

As of the date of this annual report, we occupy facilities totaling approximately 348,400 square feet, which house our management and administration, operations, research and development and sales and marketing departments. Of our facilities, approximately 202,600 square feet are owned and approximately 145,800 square feet are occupied under leases. We consider our facilities sufficient to meet our current operational requirements. The table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Jhubei, Taiwan	Research & development, management & administration	182,600
Taipei, Taiwan	Research & development, sales & marketing	60,900
Seoul, Korea	Research & development, sales & marketing	37,900
Shanghai, China	Research & development, sales & marketing	23,800
Shenzhen, China	Sales & marketing	21,400
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	8,500

(1)	Hong Kong, Yokohama, Japan, Beijing, China

Leases covering our currently occupied leased facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased facilities with equivalent facilities.

We currently own commercial property in both Taipei and Shanghai of approximately 6,200 and 15,900 square feet, respectively, which we have no plans to use for our operations. We are in the process of selling this Shanghai property and intend to also sell the Taipei property.

Government Regulation

See Risk Factors — “We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China,” “We face substantial political risk associated from doing business in South Korea because of tensions in the political relationship between South Korea and North Korea,” and “Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income” in Item 3 above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General Information

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices and specialty RF ICs for mobile devices. We supply more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs and eMMCs, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in computing and mobile devices and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. We also supply customized specialty SSD solutions for the Chinese hyperscale data center market and for high-performance industrial applications. We market our controllers under the “SMI” brand, our enterprise-grade SSDs under the “Shannon Systems” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, and specially RF ICs under the “FCI” brand.

Our revenue growth and product mix have been constantly evolving due to continued technological advancement of solid state storage solutions using NAND flash and demands from new applications. Historically, controllers for expandable storage products provided the majority of our revenue. Recently, a growing portion of our revenue growth has come from embedded storage products. In 2014, our embedded storage product sales accounted for over half our total sales and exceeded the sales of our expandable storage products. In 2015 and 2016, our embedded storage product sales grew to account for almost 60% and 80% of our total sales, respectively. We believe that over the next few years, as the market for embedded storage products further expands, our revenue from these new growth products, specifically client SSD controllers, will increase further. We continue to focus on adapting our business to the changing end-markets for NAND flash memory and aligning our resources accordingly. We have no assurance that our embedded storage products sales will grow consistently over the next few years, or at all.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns. The products that we sell are primarily for mobile storage and mobile communications markets. Net sales generated by our products by market segments for the periods indicated are as follows:

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage (1)	241,614	84	302,910	84	510,687	92
Mobile Communications (2)	40,034	14	50,896	14	39,322	7
Others (3)	7,675	2	7,491	2	6,137	1

Total	289,323	100	361,297	100	556,146	100

(1)	Includes embedded storage and expandable storage products.
(2)	Includes mobile TV SoCs and handset RF ICs.
(3)	Includes embedded graphics processors, demo boards, and non-recurring engineering income.

For the years ended December 31, 2014, 2015 and 2016 we derived approximately 20%, 20%, and 14%, respectively, of our net sales from customers located in Taiwan and approximately 9%, 11%, and 11% respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2014	2015	2016
Country
Taiwan	20%	20%	14%
Korea	52%	42%	33%
China	12%	19%	27%
United States	9%	11%	11%
Others	7%	8%	15%

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2014	2015	2016
Currency
U.S. dollars	95%	89%	92%
Korean won	3%	8%	3%
Japanese yen	2%	1%	—
Chinese yuan	—	2%	5%

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

Because many of our semiconductor solutions are designed for the mobile and computing devices markets, we expect our business to be subject to seasonality, with higher net sales generally in the second half of each year, when customers place orders to meet increased demand during year-end holiday seasons. However, our rapid sales growth and changing product mix in recent years could make assessment of the impact of seasonal factors on our business difficult.

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance;

•	cost of raw materials; and

•	write-down of inventory.

We engage independent foundries for the manufacturing and processing of our semiconductors. Our manufacturing cost is subject to the cyclical supply and demand conditions typical of the semiconductor industry. Our cost per wafer generally fluctuates with the availability of capacity at independent foundries. We believe that our cost of sales is substantially variable in nature.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months to three years, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. We reserved approximately US$1.6 million, US$1.8 million and US$3.3 million in 2014, 2015 and 2016, respectively, for estimated sales returns and discounts, representing approximately 0.5%, 0.5% and 0.6% of our gross sales for those respective periods.

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

Our allowance for trade-related doubtful accounts were approximately US$1.2 million, US$0.8 million and US$0.7 million as of December 31, 2014, 2015 and 2016, respectively, representing approximately 3.7%, 1.3% and 1.0% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down US$4.6 million, US$2.5 million and US$3.0 million in 2014, 2015 and 2016, respectively, for estimated obsolete or unmarketable inventory.

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

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. No impairment losses were recognized in 2014, 2015 and 2016.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s fair value at year end. In 2016, we recognized impairment losses less than US$0.1 million in long term investments in Cashido Corp. as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that our investments were not recoverable within a reasonable period of time.

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

In 2014, 2015 and 2016, no impairment charges were recorded. The assessment was based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax resident in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Korea and China with statutory tax rate of 17%, 16.5%, 21.52% and 25%, respectively. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2014, 2015 and 2016 was US$16.8 million, US$19.0 million and US$20.8 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2014, 2015 and 2016 was US$4.7 million, US$5.6 million and US$7.8 million, respectively. As of December 31, 2015 and 2016, US$2.0 million and US$2.6 million, respectively, of interest and penalties were accrued. Fiscal years 2007 through 2016 remain subject to examination by the US Internal Revenue Service. Fiscal years 2011 through 2016 remain subject to examination by other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 15 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2016.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
Net sales	100.0%	100.0%	100.0%
Cost of sales	48.3	48.9	50.6

Gross profit	51.7	51.1	49.4

Operating expenses:
Research and development	21.1	19.7	16.6
Sales and marketing	5.6	5.6	4.6
General and administrative	4.6	4.3	3.1
Amortization of intangible assets	—	0.3	0.4

Total operating expenses	31.3	29.9	24.7

Operating income	20.4	21.2	24.7

Non-operating income (expenses):
Gain from disposal of short-term investments	0.0	0.0	0.0
Interest income	0.7	0.5	0.3
Impairment of long-term investments	—	—	0.0
Interest expense	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss), net	(0.2)	0.0	(0.1)
Other income (loss), net	0.0	0.0	0.0

Total non-operating income	0.5	0.5	0.2

Income before income taxes	20.9	21.7	24.9
Income tax expense	5.6	5.0	5.0

Net income	15.3%	16.7%	19.9%

Comparison of Year Ended December 31, 2016 to Year Ended December 31, 2015

Net sales.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	302,910	84	510,687	92	207,777	69
Mobile communications	50,896	14	39,322	7	(11,574)	(23)
Others	7,491	2	6,137	1	(1,354)	(18)

Net sales	361,297	100	556,146	100	194,849	54

Our net sales increased 54% year-over-year to approximately US$556.1 million in 2016, primarily because of increasing sales of products to mobile storage market.

Our mobile storage revenue increased 69% year-over-year primarily because of increasing sales of eMMC and SSD controllers, and SSD solutions partially offset by declining expandable storage controller sales. Mobile communications revenue decreased 23% primarily because of decreasing mobile TV and LTE transceiver SoC sales.

Gross profit.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	184,532	51	274,605	49	90,073	49

Gross profit as a percentage of net sales decreased to 49% in 2016 as compared to 2015 primarily because of lower gross margin mobile storage and mobile communications sales. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue decreased from 52% in 2015 to 50% in 2016.

Research and development expenses.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	39,925	11	50,925	9	11,000	28
Stock-based compensation	6,565	2	10,529	2	3,964	60
Other research and development	24,671	7	30,951	6	6,280	25

Research and development	71,161	20	92,405	17	21,244	30

Our research and development expenses increased 30% year-over-year to approximately US$92.4 million in 2016. Salary and benefits increased 28% year-over-year to approximately US$50.9 million, primarily because of more headcount and compensation expenses in 2016. Stock-based compensation increased 60% year-over-year to approximately US$10.5 million. Other research and development expenses increased 25% year-over-year to approximately US$31.0 million, primarily because of higher IC tape-out and other project expenses in 2016.

Sales and marketing expenses.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	12,494	3	15,100	3	2,606	21
Stock-based compensation	1,790	1	3,122	1	1,332	74
Other sales and marketing	5,889	2	7,543	1	1,654	28

Sales and marketing	20,173	6	25,765	5	5,592	28

Our sales and marketing expenses increased 28% year-over-year to approximately US$25.8 million in 2016. Salary and benefits increased 21% year-over-year to approximately US$15.1 million, primarily because of more headcount and compensation expenses in 2016. Stock-based compensation increased 74% year-over-year to approximately US$3.1 million in 2016. Other sales and marketing expenses increased 28% year-over-year to approximately US$7.5 million primarily because of more commission expenses in 2016.

General and administrative expenses.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	8,568	2	9,184	2	616	7
Stock-based compensation	1,802	1	3,313	—	1,511	84
Other general and administrative	5,344	1	4,575	1	(769)	(14)

General and administrative	15,714	4	17,072	3	1,358	9

Our general and administrative expenses increased 9% year-over-year to approximately US$17.1 million in 2016. Salary and benefits increased 7% year-over-year to approximately US$9.2 million, primarily because of more headcount and compensation expenses in 2016. Stock-based compensation increased 84% year-over-year to approximately US$3.3 million in 2016. Other general and administrative expenses decreased 14% year-over-year to approximately US$4.6 million primarily because of less professional service fees in 2016.

Stock-based compensation.

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	261	—	400	—	139	53
Research and development	6,565	2	10,529	2	3,964	60
Sales and marketing	1,790	1	3,122	1	1,332	74
General and administrative	1,802	1	3,313	—	1,511	84

Total stock-based compensation	10,418	4	17,364	3	6,946	67

Total stock-based compensation increased 67% primarily because of higher RSU expenses in 2016.

See Note 17 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	1,051	—	2,103	—	1,052	100

Our amortization of intangible asset increased 100% year-over-year to approximately US$2.1 million because of amortization of intangible assets relating to our acquisitions of Shannon Systems in July 2015.

Interest income. Our interest income increased to approximately US$2.2 million for the year ended December 31, 2016 from approximately US$2.0 million for the year ended December 31, 2015.

Impairment of long-term investment. No impairment was recognized in 2015. In 2016, we determined that our investments in Cashido were impaired because a combination of recurring losses and reduced forecasts indicated that our investments were not recoverable within a reasonable period of time and that the impairments were other than temporary and recorded a combined impairment charge of US$13 thousand.

Interest expense. Our interest expense increased to approximately US$127 thousand for the year ended December 31, 2016 from approximately US$47 thousand for the year ended December 31, 2015 because of the bankloan since September 2016.

Foreign exchange gain (loss). For the year ended December 31, 2016, we had a foreign exchange loss of approximately US$0.7 million compared to the foreign exchange gain of less than US$0.1 million for the year ended December 31, 2015. We do not engage in any hedging activities.

Income tax expense (benefit). Our income tax expense was approximately US$27.7 million for the year ended December 31, 2016 compared to an income tax expense of approximately US$18.2 million for the year ended December 31, 2015.

Net income (loss). Net income was approximately US$110.9 million for the year ended December 31, 2016 compared to a net income of approximately US$60.3 million for the year ended December 31, 2015.

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

See Note 17 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

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

Liquidity and Capital Resources

As of December 31, 2016, we had approximately US$274.5 million in cash and cash equivalents and approximately US$3.3 million in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities. Our short-term investments consist primarily of bond funds and principal protected notes that we trade.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	As Adjusted	As Adjusted
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	68,725	65,946	125,568
Net cash used in investing activities(1)	(11,596)	(58,458)	(8,220)
Net cash used in financing activities	(19,710)	(20,271)	2,194
Depreciation and amortization	6,917	8,987	11,585
Capital expenditures	(11,596)	(23,664)	(12,220)

(1)	The selected consolidated statements of cash flow data for the years ended December 31, 2014 and 2015 were retrospectively adjusted to reflect the Company’s election to early adopt the accounting update of the classification and presentation of changes in restricted cash on the statement of cash flows. See Note 2 to our audited consolidated financial statement included in this annual report for more information.

Operating activities

Our net cash provided by operating activities was approximately US$125.6 million for the year ended December 31, 2016, compared to net cash provided by operating activities of approximately US$65.9 million and US$68.7 million during 2015 and 2014, respectively.

For the year ended December 31, 2016, cash flow provided by operations of US$125.6 million resulted primarily from our net income of US$110.9 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$11.6 million of depreciation and amortization and US$17.4 million of stock-based compensation.

•	We increased working capital by US$8.3 million. Inventory increased by US$24.8 million, notes and accounts receivable increased by US$14.6 million, notes and accounts payable increased by US$9.2 million, income tax payable increased by US$6.9 million, and other assets net of other liabilities provided US$15.0 million of cash.

For the year ended December 31, 2015, cash flow provided by operations of US$65.9 million resulted primarily from our net income of US$60.3 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$9.0 million of depreciation and amortization and US$10.4 million of stock-based compensation.

•	We increased working capital by US$14.6 million. Inventory increased by US$0.4 million, notes and accounts receivable increased by US$29.2 million, notes and accounts payable increased by US$7.7 million, income tax payable decreased by US$4.3 million, and other assets net of other liabilities provided US$11.6 million of cash.

Investing activities

Our net cash used in investing activities was approximately US$8.2 million for the year ended December 31, 2016, compared to net cash used in investing activities of approximately US$58.5 million for the year ended December 31, 2015. In 2016, we paid $7.0 million for the routine purchase of software and design tools.

Our net cash used in investing activities was approximately US$58.5 million for the year ended December 31, 2015, compared to net cash used in investing activities of approximately US$11.6 million for the year ended December 31, 2014. In 2015, we paid $30.3 million for the acquisition of Shannon Systems and paid US$14.9 million to purchase additional facilities in Hsinchu, Taiwan and Shanghai, China.

Financing activities

Our net cash provided by financing activities was approximately US$2.2 million for the year ended December 31, 2016, compared to net cash used by financing activities of approximately US$20.3 million for the year ended December 31, 2015. Our cash provided by financing activities in 2016 consists primarily of US$25.0 million of loans from banks offset by US$22.9 million of dividend payments.

Our net cash used in financing activities was approximately US$20.3 million for the year ended December 31, 2015, compared to net cash used by financing activities of approximately US$19.7 million for the year ended December 31, 2014. Our cash used in financing activities in 2015 was primarily for US$20.8 million of dividend payments.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2016:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	US$	US$	US$	US$	US$
	(in thousands)
Operating leases	4,468	1,866	2,053	549	—
Capital leases	2	2	—	—	—
Pension	1,776	1,776	(a)	(a)	(a)
Long-term payable	607	240	367	—	—
Other long term liabilities	5,735	—	—	5,735	—

Contractual cash obligations	12,588	3,884	2,420	6,284	—

(a)	Our pension obligation after one year has not been estimated.

We increased long-term taxes payable of US$4,647 thousand related to uncertain tax positions as of December 31, 2016. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Recent Accounting Pronouncements

Please refer to Note 2 to the consolidated financial statements

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

Name	Age	Position
James Chow	66	Chairman of the Board
Wallace C. Kou	58	President, Chief Executive Officer and Director
Steve Chen	45	Director
Tsung-Ming Chung	67	Director
Lien-Chun Liu	59	Director
Yung-Chien Wang	54	Director
Han-Ping D. Shieh	63	Director
Riyadh Lai	48	Chief Financial Officer
Nelson Duann	48	Senior VP of Marketing & OEM Business, Mobile Storage
Sangwoo Han	48	Senior VP and General Manager, Mobile Communications
Xueshi Yang	40	Senior VP and General Manager, Shannon Systems
Arthur Yeh	56	VP of Sales, Mobile Storage
Robert Fan	53	VP and General Manager, SMI U.S.
John (Chun-O) Kim	56	VP of Sales, Mobile Communications
David Yu	42	VP of Sales & Marketing, Shannon Systems
Frank Chang	50	VP of R&D, Mobile Storage
Ken Chen	55	VP of Operations
Kevin Yeh	53	VP of R&D, Algorithm & Technology
John (Jong Ryul) Lee	53	VP of R&D, Mobile Communications
Derek Zhou	40	VP of R&D, Shannon Systems
Jason Chiang	49	VP of HR and Administration, and Special Assistant to CEO
Frank Shu	60	VP of R&D, Verification Engineering & Compatibility Test
Mike Jing	57	VP of IT

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

Lien-Chun Liu, Director

Ms. Liu joined our board of directors in June 2005. She has been the President of the National Council of Women of Taiwan, ROC since 2011 and currently also serves on the board of supervisors of Concord VIII Venture Capital Co., Ltd. and the board of directors of New Tamsui Golf Course. She was formerly a research fellow at the Taiwan Research Institute and served on the board of supervisors of China Television Corp. from 2000 to 2004. Ms. Liu has a BA from Wellesley College and a JD from Boston College Law School.

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

Han-Ping D. Shieh, Director

Mr. Shieh joined our board of directors in 2014. He is a Chair Professor at National Chiao Tung University (NCTU) in Taiwan, a fellow of the Institute of Electrical and Electronics Engineers, The Optical Society and the Society for Information Display and a board member of Young Optics Inc. and Focal Tech. Inc. Mr. Shieh received his PhD in Electrical and Computer Engineering from Carnegie Mellon University in 1987. He joined NCTU as a professor in 1992 and was previously a Research Staff Member at the IBM Thomas J. Watson Research Center. He was previously the Dean of the College of Electrical and Computer Engineering and Senior Vice President at NCTU and Vice Chancellor at the University of Taiwan.

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

Xueshi Yang, Senior VP and General Manager, Shannon Systems

Mr. Yang joined us in July 2015 as General Manager of Shannon Systems, our enterprise SSD product line, following our acquisition of this business. He co-founded Shannon Systems in 2011 and as CEO, led the development and commercialization of enterprise-grade PCIe SSDs that were the industry’s first in terms of storage capacity and scalability, ultra-low latency and low-power envelope. Prior to Shannon, Mr. Yang was the chief architect at Marvell of its first generations of SSD controllers, a research staff at Seagate and postdoctoral researcher at Princeton University. He holds a PhD in Electrical Engineering from Drexel University and a BS in Electrical Engineering from Tsinghua University in China. Mr. Yang has more than 100 US patents granted or pending relating to SSDs.

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

Derek Zhou, VP of R&D, Shannon Systems

Mr. Zhou joined us in July 2015 as VP of R&D of Shannon Systems, our enterprise SSD product line, following our acquisition of this business. He co-founded Shannon Systems in 2011 with Mr. Yang and as CTO, managed the development of enterprise-grade PCIe SSDs that were the industry’s first in terms of storage capacity and scalability, ultra-low latency and low-power envelope. Prior to Shannon, he was a senior ASIC design engineer with 10 years of experience at Nvidia and Chrontel. He holds an MS in Electrical Engineering from Binghamton University and a BS in Electrical Engineering from Tsinghua University in China.

Jason Chiang, VP of HR and Administration and Special Assistant to CEO

Mr. Chiang joined Silicon Motion in 2002 and has been serving as our Vice President of HR and Administration and Special Assistant to our CEO since 2005. Mr. Chiang has more than 18 years of finance and business administration experience. Prior to joining Silicon Motion, Mr. Chiang was a Director at Concord Venture Capital. Mr. Chiang has a BS in Economics from the National Taiwan University and an MS in Business Administration from Rochester University.

Frank Shu, VP of R&D, Verification Engineering & Compatibility Test

Mr. Shu has served as our Vice President of SSD System Technology since July 2012. Mr. Shu has more than 20 years of experience in the storage and PC system industry. Before joining Silicon Motion, Mr. Shu was the VP of R&D in charge of SSD testing at Allion Test Lab Inc. Mr. Shu also worked for Microsoft and played a key role in defining and developing the software storage stack for the Windows operating system. Prior to Microsoft, Mr. Shu worked for Fujitsu, Seagate and Everex. Mr. Shu has a BS in Electronic Engineering from Nanjing Aeronautical Institute in China and an MS in Computer Science from the Oregon Graduate Institution of Science & Technology.

Mike Jing, VP of IT

Mr. Jing became our Vice President of IT in August 2016. He joined Silicon Motion in January 2003 and currently leads our IT/MIS team. Prior to Silicon Motion, he worked for Teradyne. Mr. Jing has almost 30 years of experience in software development and IT management and holds a BS and MS in Computer Engineering from the National Chiao Tung University in Taiwan and an MS in Computer Science from the University of California, San Diego.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2016, the aggregate compensation to our directors and senior executive officers was approximately US$5.03 million. In 2016, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 261,000 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2014	2015	2016
Management and administration	105	117	121
Operations	28	37	41
Research and development	549	640	767
Sales and marketing	142	179	193

Total	824	973	1,122

As of December 31, 2016, we had 1,122 total employees, including 714 in Taiwan, 34 in the United States, 223 in China, 144 in Korea, and 7 in Japan. 916 of our total employees are engineers.

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

There were 142,942,380 of our ordinary shares outstanding as of March 31, 2017. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,447,546	1.71
Wallace C. Kou (2)	3,245,594	2.27
Steve Chen (3)	20,000	*
Tsung-Ming Chung (4)	104,280	*
Lien-Chun Liu (5)	204,280	*
Yung-Chien Wang (6)	808,674	*
Han-Ping D. Shieh (7)	29,178	*
Riyadh Lai (8)	1,762,380	1.23
Nelson Duann (9)	36,400	*
Sangwoo Han (10)	133,008	*
Xueshi Yang (11)	790,188	*
Arthur Yeh (12)	171,252	*
Robert Fan (13)	58,000	*
John (Chun-O) Kim (14)	40,200	*
David Yu(15)	11,000	*
Frank Chang (16)	53,040	*
Ken Chen (17)	190,325	*
Kevin Yeh (18)	104,000	*
John (Jong Ryul) Lee (19)	26,704	*
Derek Zhou (20)	579,844	*
Jason Chiang (21)	470,060	*
Frank Shu (22)	44,000	*
Mike Jing (23)	4,500	*

*	Less than one percent
(1)	Represents 2,447,546 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 2,810,500 shares owned by Mr. Kou, 435,094 shares owned by his family members.
(3)	Represents 20,000 shares owned by Mr. Chen.
(4)	Represents 104,280 shares owned by Mr. Chung.
(5)	Represents 204,280 shares owned by Ms. Liu.
(6)	Represents 808,674 shares owned by Mr. Wang.
(7)	Represents 29,178 shares owned by Mr. Shieh.
(8)	Represents 942,500 shares owned by Mr. Lai and 819,880 shares owned by his spouse.
(9)	Represents 36,400 shares owned by Mr. Duann.
(10)	Represents 133,008 shares owned by Mr. Han.
(11)	Represents 790,188 shares owned by Mr. Yang’s holding company.
(12)	Represents 171,252 shares owned by Mr. Yeh.
(13)	Represents 58,000 shares owned by Mr. Fan.
(14)	Represents 40,200 shares owned by Mr. Kim.
(15)	Represents 11,000 shares owned by Mr. Yu.
(16)	Represents 53,040 shares owned by Mr. Chang.
(17)	Represents 190,324 shares owned by Mr. Chen and 1 shares owned by his spouse.
(18)	Represents 104,000 shares owned by Mr. Yeh.

(19)	Represents 26,704 shares owned by Mr. Lee.
(20)	Represents 8,000 shares owned by Mr. Zhou and 571,844 shares owned by Mr. Zhou’s holding company.
(21)	Represents 458,612 shares owned by Mr. Chiang and 11,448 shares owned by his spouse.
(22)	Represents 44,000 shares owned by Mr. Shu.
(23)	Represents 4,500 shares owned by Mr. Jing.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2017, there were 142,942,380 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2017, we had 35,655,030 ADSs, representing 142,620,120 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2017:

Identity of person or group	Number of shares owned		Percentage Owned (1)
JPMorgan Chase & Co.	9,972,820	(2)	7.0%

(1)	Based on 142,942,380 ordinary shares outstanding as of March 31, 2017.
(2)	According to a Schedule 13G dated January 23, 2017.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred between January 1, 2014 and April 20, 2017 (other than ordinary course compensation paid to employees, officers and directors and described elsewhere in this annual report).

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-38 of this annual report.

Legal Proceedings

As an active operating company, we are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such material adverse effect on our business, financial position, results of operations or cash flows.

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. SMI USA filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. As a holder of allowed claims, we are entitled to receive distribution pursuant to the bankruptcy plan. From 2012 to 2016, we received total distributions of US$263 thousand from the CLT and believe we have received full payout of the settled claim.

In 2006, FCI joined with other technology companies and invested in the Pangyo Silicon Park Construction Project Cooperative (“Pangyo Cooperative”) in Korea. In July 2010, FCI, TLi Inc. (“TLI”), OCI Materials Co., Ltd (“OCI”) and other companies withdrew from the Pangyo Cooperative and forfeited 10% of their total investment. FCI believes its loss was caused by bad will actions taken by TLI. In December 2011, FCI and OCI together filed a complaint against TLI at the Suwon District Court in Korea. In April 2013, the court dismissed the plaintiffs’ complaints. The plaintiffs have decided not to appeal the court’s decision. This case is officially closed.

Policy on Dividend Distributions

Pursuant to the laws and regulations of the ROC and the Articles of Incorporation of SMI Taiwan, our subsidiary in Taiwan must make appropriations from annual earnings to a non-distributable reserve which could affect our ability to pay cash or stock dividends, if any. The Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from above a to c as special reserve when necessary.

Dividends

We announced a total of $36.5 million and $28.4 million in dividends during 2015 and 2016, respectively. On November 2, 2015 and October 24, 2016, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. Future dividends, if any, on our outstanding ADSs and ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant. Any future dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Significant Changes

No significant changes have occurred since the date of our audited consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2012 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2012	24.98	11.32
2013	16.19	9.90
2014	28.96	12.92
2015	37.60	20.01
2016	55.85	27.41

Quarterly:
First Quarter, 2015	30.50	23.50
Second Quarter, 2015	37.60	26.50
Third Quarter, 2015	35.58	20.01
Fourth Quarter, 2015	33.98	26.96

First Quarter, 2016	39.89	27.41
Second Quarter, 2016	47.80	36.90
Third Quarter, 2016	55.85	47.74
Fourth Quarter, 2016	53.17	40.43

Monthly
November 2016	46.64	41.50
December 2016	46.04	42.48
January 2017	44.91	39.10
February 2017	42.57	38.90
March 2017	46.75	40.68
April 2017 (1)	47.68	45.80

(1)	Through April , 2017.

ITEM 10.	ADDITIONAL INFORMATION

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

Interest rate risk. Our exposure to changes in interest rates is limited to interest income generated by our cash deposited with banks and short-term investments maintained in bond funds, principal protected notes and interest expenses payable on our bank loans. We have not entered into any interest rate swap transactions. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk. Since 2012, we consider our direct exposure to foreign exchange rate fluctuations to be minimal. Prior to 2012, we reported our financial results in NT dollars and our direct exposure to foreign exchange rate fluctuations was more significant. Gains or losses from foreign currency re-measurement are included in “Non-Operating Income (Expenses)” in our Consolidated Financial Statements. The impact of foreign currency transaction gain or loss included in determining net income (loss) for 2014, 2015 and 2016 was US$(0.6) million, US$0.1 million and US$(0.7) million, respectively. Currently, the majority of our revenue, cost of sales, accounts receivable, and accounts payable are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.

Also refer to “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2016, the aggregate carrying value of these investments on our balance sheet was US$0.1 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. The impairments loss for the years ended on December 31, 2014, 2015 and 2016 was nil, nil and US$13 thousands, respectively.

As of December 31, 2016, we also had the short-term investments of US$2.6 million in principal protected notes and of US$0.7 million in bond funds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2016, we received from our depositary bank a reimbursement of US$0.6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2016 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2016, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 28, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 28, 2017

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2015 and 2016. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2015	2016
	US$	US$
	(in thousands)
Audit Fees (1)	801	870
Audit-Related Fees (2)	—	—
Tax Fees (3)	187	190
All Other Fees (4)	—	—
Total	988	1,060

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2015 or 2016.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2015 or 2016.

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

In 2016 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

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

Our consolidated financial statements are included in this annual report at pages F-1 through F-38.

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

Date: April 28, 2017

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016, all expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 28, 2017

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2015	2016
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	180,519	274,483
Short-term investments	4,681	3,302
Notes and accounts receivable, net	58,979	73,599
Inventories	47,110	71,887
Restricted assets-current	19,328	44,393
Noncurrent assets held for sale	—	3,363
Prepaid expenses and other current assets	4,559	5,873

Total current assets	315,176	476,900
Long-term investments	133	120
Property and equipment, net	50,469	47,892
Deferred income tax assets, net	610	3,983
Goodwill	68,660	68,656
Intangible assets, net	7,330	5,227
Other assets	3,250	3,248

Total assets	445,628	606,026

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	22,541	31,739
Bank loan	—	25,000
Income tax payable	13,395	20,271
Current portion of long-term payable	270	240
Accrued expenses and other current liabilities	52,081	68,736

Total current liabilities	88,287	145,986
Long-term payable, net of current portion	78	367
Other long-term liabilities	12,765	16,910

Total liabilities	101,130	163,263

Commitments and Contingencies (Note 18)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 139,521 thousand shares in 2015 and 141,311 thousand shares in 2016	1,395	1,413
Additional paid-in capital	209,243	226,658
Accumulated other comprehensive income (loss)	633	(1,032)
Retained Earnings	133,227	215,724

Total shareholders’ equity	344,498	442,763

Total liabilities and shareholders’ equity	445,628	606,026

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
NET SALES	289,323	361,297	556,146
COST OF SALES	139,625	176,765	281,541

GROSS PROFIT	149,698	184,532	274,605

OPERATING EXPENSES
Research and development	60,949	71,161	92,405
Sales and marketing	16,324	20,173	25,765
General and administrative	13,355	15,714	17,072
Amortization of intangible assets	—	1,051	2,103

Total operating expenses	90,628	108,099	137,345

OPERATING INCOME	59,070	76,433	137,260

NON-OPERATING INCOME (EXPENSES)
Gain from disposal of short-term investments	4	3	2
Interest income	2,215	2,025	2,158
Foreign exchange gain (loss), net	(606)	76	(692)
Impairment of long-term investments	—	—	(13)
Interest expense	(114)	(47)	(127)
Other income, net	(1)	10	42

Total non-operating income	1,498	2,067	1,370

INCOME BEFORE INCOME TAX	60,568	78,500	138,630
INCOME TAX EXPENSE	16,101	18,249	27,690

NET INCOME	44,467	60,251	110,940

EARNINGS PER ORDINARY SHARE:
Basic	0.33	0.44	0.79

Diluted	0.33	0.43	0.78

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	134,604	138,100	140,919

Diluted (Thousands)	136,787	139,634	142,050

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	1.32	1.75	3.15

Diluted	1.30	1.73	3.12

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	33,651	34,525	35,230

Diluted (Thousands)	34,197	34,909	35,513

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
NET INCOME	44,467	60,251	110,940

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(1,202)	(1,868)	(1,555)
Change in deferred pension loss	(388)	(4)	(110)

OTHER COMPREHENSIVE LOSS	(1,590)	(1,872)	(1,665)

TOTAL COMPREHENSIVE INCOME	42,877	58,379	109,275

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2014	131,630	1,316	180,016	4,095	85,270	270,697
Net income	—	—	—	—	44,467	44,467
Other comprehensive income	—	—	—	(1,590)	—	(1,590)
Stock-based compensation expenses	—	—	10,347	—	—	10,347
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	3,992	40	420	—	—	460
Dividends declared (US$0.15 per ordinary share)	—	—	—	—	(20,281)	(20,281)

BALANCE, DECEMBER 31, 2014	135,622	1,356	190,783	2,505	109,456	304,100
Net income	—	—	—	—	60,251	60,251
Other comprehensive income	—	—	—	(1,872)	—	(1,872)
Issuance of ordinary shares for Shannon Systems acquisition	1,560	16	7,624	—	—	7,640
Stock-based compensation expenses	—	—	10,418	—	—	10,418
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	2,339	23	418	—	—	441
Dividends declared (US$0.2625 per ordinary share)	—	—	—	—	(36,480)	(36,480)

BALANCE, DECEMBER 31, 2015	139,521	1,395	209,243	633	133,227	344,498
Net income	—	—	—	—	110,940	110,940
Other comprehensive income	—	—	—	(1,665)	—	(1,665)
Stock-based compensation expenses	—	—	17,364	—	—	17,364
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,790	18	51	—	—	69
Dividends declared (US$0.20 per ordinary share)	—	—	—	—	(28,443)	(28,443)

BALANCE, DECEMBER 31, 2016	141,311	1,413	226,658	(1,032)	215,724	442,763

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2014	2015	2016
	As Adjusted	As Adjusted
	(Note 2)	(Note 2)	(Note 2)
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	44,467	60,251	110,940
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,917	7,936	9,482
Amortization of intangible assets	—	1,051	2,103
Gain from disposal of short-term investments	(4)	(3)	(2)
Impairment of long-term investments	—	—	13
Stock-based compensation	10,347	10,418	17,364
Loss on disposal of property and equipment	18	10	33
Deferred income taxes	471	911	(3,373)
Changes in operating assets and liabilities:
Short-term investments	—	—	(2,710)
Notes and accounts receivable	2,359	(29,179)	(14,620)
Inventories	(10,410)	(410)	(24,777)
Prepaid expenses and other current assets	(678)	(664)	(1,313)
Other assets	67	136	(5)
Notes and accounts payable	(415)	7,651	9,198
Accrued expenses and other current liabilities	5,543	11,020	12,180
Income tax payable	9,507	(4,301)	6,876
Other liabilities	536	1,119	4,179

Net cash provided by operating activities	68,725	65,946	125,568

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held-to-maturity financial assets	—	(4,000)	—
Proceeds from sale of held-to-maturity financial assets	—	—	4,000
Business acquisition-net of cash, cash equivalents, and restricted cash acquired	—	(30,286)	—
Increase of prepaid expenses and other current assets	—	(508)	—
Purchase of property and equipment	(11,596)	(23,664)	(12,220)

Net cash used in investing activities	(11,596)	(58,458)	(8,220)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	514	494	93
Proceeds from bankloan	—	—	25,000
Dividends paid	(20,224)	(20,765)	(22,899)

Net cash provided by (used in) financing activities	(19,710)	(20,271)	2,194

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	37,419	(12,783)	119,542
EFFECT OF EXCHANGE RATE CHANGES	(1,111)	(953)	(521)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	179,584	215,892	202,156

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	215,892	202,156	321,177

SUPPLEMENTAL INFORMATION
Interest paid	71	6	105

Income taxes paid	5,892	20,494	24,300

Acquisition of Shannon Systems (Note 3)
Fair value of assets acquired, net of cash, cash equivalents, and restricted cash acquired	—	43,661	—
Other long-term liabilities	—	(5,735)	—
Issuance of stock	—	(7,640)	—

Cash paid for business acquisition, net of cash, cash equivalents, and restricted cash acquired	—	30,286	—

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. The Company has the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. The Company’s controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. The Company also supply specialized high-performance hyperscale datacenter and industrial SSD solutions. The Company’s customers include most of the NAND flash vendors, storage device module makers and leading OEMs.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The actual results could differ from those estimates.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents, short term investments and accounts receivable. Cash, cash equivalents and short-term investments balances are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables, is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended when deemed necessary based upon payment history and the customer’s current credit worthiness, but generally requires no collateral. The Company regularly reviews the allowance for bad debt and doubtful accounts by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. Sales to two customers in 2014, and one customer in 2015 and 2016 accounted for 10% or more of the Company’s net sales, represented 47%, 30% and 28% of the Company’s net sales in 2014, 2015 and 2016, respectively. In 2014, the significant customers were Samsung and SK Hynix and in 2015 and 2016, SK Hynix. The Company’s top ten customers in 2014, 2015 and 2016 accounted for approximately 76%, 72% and 75% of net sales.

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

See Note 20, “Fair Value Measurement”, for the related disclosure.

Cash Equivalents

The Company considers all highly liquid instruments acquired with a remaining maturity of three months or less when purchased to be cash equivalents. In addition, time deposits with maturities ranging from more than three months to one year are considered qualified as cash equivalents as the nature of the time deposits are similar to cash such that without advance notice to the bank, they can be readily converted into known amounts of cash with the principal of the time deposits protected and not subject to penalty in the event of an early withdrawal. Also, the risk of changes in value because of changes in interest rates is insignificant due to the fact that the Company can still earn interest based on a rate close to the on-going published interest rate applicable for the actual period of the time deposits in the event of an early withdrawal. Cash and cash equivalents are stated at cost, which approximates their fair value.

Short-term Investments

The Company’s short-term investments primarily includes short-term income yielding investments with original maturities greater than three months from the purchase date and remaining maturities less than one year. These short-term investments consist mostly of bond funds and principal protected notes that are bought and held principally for the purpose of selling them in the near term and are classified as trading securities as well as senior notes classified as held-to-maturity investment with maturities less than one year. Trading securities are reported at fair value with the subsequent changes in fair value recorded in earnings as unrealized gains and losses. Senior notes are measured at amortized cost using the effective interest method less any impairment.

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

Noncurrent Assets Held for Sale

Non-current assets are presented separately as held for sale when the Company is committed to selling the asset, an active plan of sale has commenced, and the sale is expected to be completed within 12 months. Assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Assets held for sale are no longer amortized or depreciated.

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

software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2014, 2015 and 2016 was approximately US$6,917 thousand, US$7,936 thousand and US$9,482 thousand, respectively.

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

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 11, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2014, 2015 and 2016.

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducts its annual impairment test of goodwill on November 30. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 11, “Goodwill and Acquired Intangible Assets,” regarding impairment testing.

Other Assets

Other assets primarily consist of industrial property right and deposits for office leases.

Restricted Assets

Restricted assets consist of deposits required for litigation and restricted cash. Restricted cash represents cash set aside as collateral for obtaining capacity and borrowings as well as cash received from government grants with restriction on its usage.

Bank loans

Loans from financial institutions are stated at the amount of unpaid principal. Bank loans comprise borrowings which are held by banks based in Taiwan.

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

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The actual price adjustments to distributors incurred by the Company are minimal.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2014, 2015 and 2016, the Company did not experience significant costs associated with warranty returns.

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

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

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

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2014, 2015 and 2016:

	Year Ended December 31, 2014			Year Ended December 31, 2015			Year Ended December 31, 2016
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	4,556	(461)	4,095	3,354	(849)	2,505	1,486	(853)	633
Current-period change	(1,202)	(388)	(1,590)	(1,868)	(4)	(1,872)	(1,555)	(110)	(1,665)

Ending balance	3,354	(849)	2,505	1,486	(853)	633	(69)	(963)	(1,032)

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units were 2,183 thousand shares (546 thousand ADSs), 1,534 thousand shares (384 thousand ADSs) and 1,131 thousand shares (283 thousand ADSs) for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Dividends

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter. On November 2, 2015 and October 24, 2016, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

Recent Accounting Pronouncements

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is currently evaluating this guidance, but does not expect the adoption to have a material effect on the Company’s consolidated financial statements.

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

In February 2015, the FASB issued an accounting update to amend the consolidation analysis. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position or cash flow.

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

In May 2015, the FASB issued an accounting update regarding disclosures for investments that calculate net asset value per share. The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, an entity is required to include those investments as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the balance sheet. Further, the amendment removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The amendment is effective for fiscal years beginning after December 15, 2015. The amendment must be applied retrospectively and early adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s financial statement disclosure.

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

In September 2015, the FASB issued an accounting update regarding simplifying the accounting for measurement period adjustments attributable to an acquisition. The amendment requires an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The adjustments should reflect the impact on earnings of changes in depreciation, amortization, or other income effects, if any, as if the accounting had been completed as of the acquisition date. Additionally, amounts recorded in the current period that would have been reflected in prior reporting periods if the adjustments had been recognized as of the acquisition date must be disclosed either on the face of the income statement or in the notes to financial statements. This amendment is effective prospectively for annual periods beginning after December 15, 2015 and early application is permitted. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations, cash flow and financial statement disclosures.

In November 2015, the FASB issued an accounting update to simplify the presentation of deferred income taxes. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance. This amendment is effective prospectively or retrospectively for annual periods beginning after December 15, 2016 and early application is permitted. The Company elected to have an early adoption of the amendment as of December 31, 2015 and the adoption of this amendment did not have a material impact on the Company’s financial position.

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

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments is not expected to have a material impact on the Company’s statement of cash flows.

In August 2016, the FASB issued an accounting update to clarify the following eight cash flow classification issues: (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after the acquisition date of a business combination, (4) proceeds received from the settlement of insurance claims, (5) proceeds received from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The amendment is an improvement to reduce the current and potential future diversity in practice. The amendment is effective for fiscal years beginning after December 15, 2017, and earlier adoption is permitted. In addition, the amendment should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact that the adoption will have on its statement of cash flows.

In October 2016, the FASB issued an accounting update to simplify the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendment removes the prohibition against the recognition of current and deferred income tax effects of intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The amendment is effective for fiscal years beginning after December 15, 2017, and earlier adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In October 2016, the FASB issued an accounting update to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (“VIE”) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under this amendment, the single decision maker is required to consider that indirect economic interests in the VIE held through related parties that are under common control on a proportionate basis. However, this amendment does not change the existing characteristics of a primary beneficiary. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In November 2016, the FASB issued an accounting update related to the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment requires restricted cash or restricted cash equivalents should be included with cash and cash equivalent when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The Company has elected to adopt the amendment as of December 31, 2016, and the retrospective transition approach is applied to prior reporting periods presented. The adoption of this amendment did not have a material impact on the Company’s financial position.

The following table reflects the adjustments made to the consolidated statements of cash flows to confirm prior period classifications under the new guidance for the periods presented:

	As Reported	Adjustment	As Adjusted
	US$	US$	US$
Year Ended December 31, 2013:
Net cash provided by operating activities	49,128	—	49,128
Net cash used in investing activities	(12,815)	89	(12,726)
Net cash used in financing activities	(29,493)	—	(29,493)

Net increase (decrease) in cash, cash equivalents, and restricted cash*	6,820	89	6,909
Effect of exchange rate changes	166	—	166
Cash, cash equivalents, and restricted cash* at beginning of year	154,734	17,775	172,509

Cash, cash equivalents, and restricted cash* at end of year	161,720	17,864	179,584

Year Ended December 31, 2014:
Net cash provided by operating activities	68,725	—	68,725
Net cash used in investing activities	(15,413)	3,817	(11,596)
Net cash used in financing activities	(19,710)	—	(19,710)

Net increase (decrease) in cash, cash equivalents, and restricted cash*	33,602	3,817	37,419
Effect of exchange rate changes	(1,111)	—	(1,111)
Cash, cash equivalents, and restricted cash* at beginning of year	161,720	17,864	179,584

Cash, cash equivalents, and restricted cash* at end of year	194,211	21,681	215,892

Year Ended December 31, 2015:
Net cash provided by operating activities	65,946	—	65,946
Net cash used in investing activities	(58,414)	(44)	(58,458)
Net cash used in financing activities	(20,271)	—	(20,271)

Net increase (decrease) in cash, cash equivalents, and restricted cash*	(12,739)	(44)	(12,783)
Effect of exchange rate changes	(953)	—	(953)
Cash, cash equivalents, and restricted cash* at beginning of year	194,211	21,681	215,892

Cash, cash equivalents, and restricted cash* at end of year	180,519	21,637	202,156

*	The restricted cash is only included in the amount of “as adjusted” item.

To early adopt the accounting update, the Company has amended the presentation of changes in cash and cash equivalents by explaining the changes in the total of cash, cash equivalents, and restricted cash. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31
	2013	2014	2015	2016
	US$	US$	US$	US$
Cash and cash equivalents	161,720	194,211	180,519	274,483
Restricted cash included in restricted assets-current	15,299	19,322	19,328	44,393
Restricted cash included in other assets	2,565	2,359	2,309	2,301

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	179,584	215,892	202,156	321,177

Amounts included in restricted cash represent (a) cash and time deposits set aside as collateral for obtaining capacity; (b) cash received from government grants with restriction on its usage; and (c) cash and time deposits that are pledged for short-term loans.

In January 2017, the FASB issued an accounting update to clarify the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendment provides a screen to determine when an integrated set of assets and activities (collectively referred to as a “set”) is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, the amendment requires that to be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create output. The amendment is effective for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flow and disclosures.

In January 2017, the FASB issued an accounting update to simplify the accounting treatment for the impairment of goodwill. The amendment eliminates Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, under this amendment, the entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value and the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendment is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flow and disclosures.

3. BUSINESS ACQUISITION

On July 1, 2015, the Company completed its acquisition of Shannon Systems, China’s leading enterprise-class PCIe SSD company based in Shanghai, China. In exchange for 100% of outstanding shares of common stock of Shannon Systems, the Company issued 1,560 thousand ordinary shares with fair value of US$7,640 thousand and paid approximately US$37,925 thousand in cash. The value of the 1,560 thousand ordinary shares issued was determined based on the market value of the Company’s common shares at the date of the acquisition, discounted for the fact that the shares are restricted as to their marketability for a period of five years from the issuance date. In 2015, the Company incurred US$359 thousand of acquisition costs which comprised primarily of transaction fees and direct acquisition costs, including legal, accounting, and other professional fees. These costs are included in the line item of “operating expenses—general and administrative” on the consolidated statements of income. The acquisition will expand the Company’s portfolio of embedded storage products.

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

As of December 31, 2016, of the cash consideration of approximately US$37,925 thousand, US$ 5,735 thousand has not been paid to the former shareholders of Shannon Systems and are included in other long-term liabilities on the consolidated balance sheets as of December 31, 2015 and 2016.

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

4. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2015	2016
	US$	US$
Cash and deposits in bank	28,780	58,391
Time deposits	151,739	199,064
Bonds acquired under repurchase agreements	—	17,028

Total cash and cash equivalents	180,519	274,483
Restricted cash (Note 2)	21,637	46,694

	202,156	321,177

5. SHORT-TERM INVESTMENTS

	December 31
	2015	2016
	US$	US$
Trading securities	681	3,302
Held-to-maturity investments	4,000	—

	4,681	3,302

The Company classified certain short-term investments as trading securities and held-to-maturity investments. Realized gains on sales of these trading securities were US$4 thousand, US$3 thousand and US$2 thousand for the years ended December 31, 2014, 2015 and 2016, respectively. The amount of unrealized losses related to trading securities at year end was nil for the years ended December 31, 2014, 2015 and 2016, respectively.

6. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2015	2016
	US$	US$
Notes receivable	16	—
Trade accounts receivable	61,293	75,946

	61,309	75,946
Allowance for doubtful accounts	(775)	(723)
Allowance for sales returns and discounts	(1,555)	(1,624)

	58,979	73,599

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	1,275	1,167	775
Reversals charged to expense, net	(108)	(392)	(12)
Write-offs	—	—	(40)

Balance, end of year	1,167	775	723

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Allowances for sales returns and discounts
Balance, beginning of year	1,059	1,427	1,555
Additions charged to expense, net	1,600	1,753	3,285
Actual sales return and discount	(1,232)	(1,625)	(3,216)

Balance, end of year	1,427	1,555	1,624

7. INVENTORIES

The components of inventories are as follows:

	December 31
	2015	2016
	US$	US$
Finished goods	13,860	24,782
Work in process	21,201	31,185
Raw materials	12,049	15,920

	47,110	71,887

The Company wrote down US$4,561 thousand, US$2,525 thousand and US$2,995 thousand in 2014, 2015 and 2016, respectively, for estimated obsolete or unmarketable inventory.

8. LONG-TERM INVESTMENTS

As of December 31, 2015 and 2016, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2015	2016	2015	2016
			US$	US$
Cost method:
Cashido Corp. (Cashido)	2.1%	2.1%	104	91
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	29	29

			133	120

In July 2001, the Company invested in the common stock of Cashido. At the time of our investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices. In 2016, the Company recognized impairment charges of US$13 thousand in its investment in Cashido.

In December 2006 and February 2007, the Company invested US$3,360 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In 2009 and 2013, the Company received US$808 thousand and US$46 thousand from Vastview which reduced its share capital. From 2008 to 2010, the Company recognized impairment charges of US$2,462 thousand in its investment in Vastview. Since 2011, Vastview has not incurred any impairment charges.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as circumstances warrant. The Company believed there were no other than temporary impairment charges for the years ended December 31, 2014, and 2015, respectively.

9. NONCURRENT ASSETS HELD FOR SALE

	December 31
	2015	2016
	US$	US$
Assets held for sale	—	3,363

	—	3,363

In January 2016, the Company vacated an office building located in Shanghai, China, and actively marketed the building during fiscal 2016. In April 2016, management approved an action to sell the excess property, and committed to a plan to locate a buyer. The property met all of the held for sale criteria in accordance with ASC 360 — Property, Plant and Equipment and therefore was classified as noncurrent assets held for sale. The Company has obtained a firm purchase commitment from a non-affiliated third party and will recognize the gain on the sale when transfer of ownership is completed.

10. PROPERTY AND EQUIPMENT

	December 31
	2015	2016
	US$	US$
Cost:
Land	8,813	9,309
Buildings	21,254	29,232
Machinery and equipment	15,995	18,122
Furniture and fixtures	6,446	6,760
Leasehold and buildings improvement	4,656	4,911
Software	17,505	22,745

Total	74,669	91,079

Accumulated depreciation:
Buildings	2,648	2,708
Machinery and equipment	11,983	14,032
Furniture and fixtures	3,980	4,207
Leasehold and buildings improvement	3,358	3,591
Software	14,421	19,130

	36,390	43,668
Prepayment and construction in progress	12,190	481

	50,469	47,892

In April 2006, the Company leased properties located in Taipei, Taiwan, to a third party under a three-year operating lease. Net carrying value of the properties as of December 31, 2016 was US$728 thousand. The lessee renewed the three year operating lease with the Company in March 2015 and 2018. Annual rental income from the lease is about US$41 thousand each year.

11. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007 and Shannon Systems in 2015 are as follows:

	December 31
	2015				2016
	US$				US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Developed technology	8,381	—	(1,051)	7,330	8,381	—	(3,154)	5,227

No impairment losses were recognized in 2014, 2015 and 2016. Amortization expense of acquisition-related intangible assets for the years ended December 31, 2014, 2015 and 2016 was nil, US$1,051 thousand and US$2,103 thousand, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed its annual impairment test on November 30. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 and purchased of BTL’s assets in 2011 was US$66,300 thousand. The Company’s fiscal 2014, 2015 and 2016 impairment tests concluded there was no impairment. The goodwill that resulted from the Company’s acquisition of Shannon Systems in 2015 was US$33,204 thousand. Total goodwill was US$68,660 thousand and US$68,656 thousand as of December 31, 2015 and 2016, respectively.

	December 31
	2015				2016
	US$				US$
	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	99,504	(30,808)	(36)	68,660	99,504	(30,808)	(40)	68,656

12. SHORT-TERM BANK LOANS

	December 31
	2015	2016
	US$	US$
Secured loans	—	25,000

	—	25,000

The interest expenses for the years ended December 31, 2014, 2015 and 2016 were nil, nil and US$105 thousand, respectively.

In 2016, the Company entered into the financing agreements with two banks and obtained US dollars credit totaling US$95 million with the interest rate ranging from 0.953% to 1.51% per annum on monthly outstanding loans and secured by a pledge of US$ deposits. Pledged deposits of US$25,000 thousand were recorded as current restricted cash as of December 31, 2016. The US$25 million of loans in expected to be repaid in 2017.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2015	2016
	US$	US$
Wages and bonus	20,365	29,028
Dividends	15,839	21,382
Research and development payable	2,953	5,456
License fees and royalties	4,173	4,021
Professional fees	2,126	2,038
Equipment	1,285	492
Others	5,340	6,319

	52,081	68,736

14. PENSION PLAN

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “Act”), which became effective on July 1, 2005, and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards

Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$872 thousand, US$1,015 thousand and US$1,272 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2015 and 2016, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2017 to be US$61 thousand which was determined based on 2% of estimated salaries in 2017.

Starting in 2010, the Company provides a defined benefit pension plan to the Korean employees of FCI, the Company’s second largest operating subsidiary with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets. FCI estimates its contribution for the year ending December 31, 2017 to be US$257 thousand.

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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2014	2015	2016
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	2,098	3,320	3,632
Service cost	437	273	487
Interest cost	58	57	104
Actuarial loss(gain)	814	79	151
Benefits paid	(87)	(97)	(132)

Projected benefit obligation at end of year	3,320	3,632	4,242

Change in plan assets
Fair value of plan assets at beginning of year	2,319	2,556	2,800
Actual return on plan assets	31	33	33
Employer contributions	282	328	1,203
Benefits paid	(76)	(117)	(134)

Fair value of plan assets at end of year	2,556	2,800	3,902

Funded status recognized as an other asset (liabilities)	(764)	(832)	(340)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Net loss	848	852	963
Transition obligation	1	1	—

Total recognized in accumulated other comprehensive income	849	853	963

The accumulated benefit obligation for all defined benefit pension plans was US$1,762 thousand, US$2,098 thousand and US$2,648 thousand at December 31, 2014, 2015 and 2016, respectively.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Service cost	437	273	487
Interest cost	58	57	104
Projected return on plan assets	(51)	(47)	(28)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	(19)	27	11

Net periodic benefit cost	425	310	574

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2014	2015	2016
	US$	US$	US$
Recognize the decrease in net gain	388	4	111
Amortization of net gain (loss)	—	—	(1)

Total recognized in other comprehensive loss	388	4	110

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$25 thousand.

Expected benefit payments:

US$
2017	146
2018	170
2019	183
2020	341
2021	157
2022 and thereafter	1,326

The actuarial assumptions to determine the benefit obligations were as follows:

	2014		2015		2016
	Taiwan	Korea	Taiwan	Korea	Taiwan	Korea
Weighted-average assumptions used to determine benefit obligations:
Discount rate	2.00%	4.10%	1.75%	3.90%	1.50%	3.80%
Rate of compensation increase	4.25%	5.00%	4.25%	4.00%	4.25%	3.50%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	2.00%	4.10%	1.75%	3.90%	1.50%	3.80%
Expected long-term return on plan assets	2.00%	2.00%	2.00%	1.20%	2.00%	1.10%
Rate of compensation increase	4.25%	5.00%	4.25%	4.00%	4.25%	3.50%

In 2015 and 2016, FCI’s pension plan assets were invested in principal guaranteed interest insurance contracts and fixed bank deposits, which are principal and interest guaranteed products and are classified as Level 2. These Level 2 securities were valued by discounting future cash flows using benchmark yield rates.

The fair values of FCI’s pension plan assets at December 31, 2015 and 2016 are as follows:

	December 31
	2015	2016
	US$	US$
Guaranteed interest contract
Kyobo Life Insurance Co. Ltd.	823	1,284
Fixed deposit
Industrial Bank of Korea	980	1,537

	1,803	2,821

15. INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Current	15,630	17,338	31,063
Deferred	471	911	(3,373)

Income tax expense	16,101	18,249	27,690

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Domestic	(12,761)	(12,037)	(20,663)
Foreign	73,329	90,537	159,293

	60,568	78,500	138,630

Since the Company is based in the Cayman Islands, a British overseas territory with no corporate income tax, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Tax expense at statutory rate of Cayman	—	—	—
Differences between Cayman and foreign statutory tax rates	15,727	18,765	34,415
Tax-exempt income	(2,573)	(906)	(4,648)
Permanent differences	(396)	(1,065)	(7,792)
Temporary differences	(344)	(330)	(1,533)
Alternative minimum tax	1,170	4	594
Income tax (10%) on undistributed earnings	2,491	2,460	5,677
Net changes in income tax credit	(899)	(897)	(495)
Net changes in valuation allowance of deferred income tax assets	733	1,621	1,724
Net operating loss carryforwards	(1,298)	(2,052)	(1,689)
Liabilities related to unrealized tax benefits	91	672	2,385
Adjustment of prior years’ taxes and others	1,399	(23)	(948)

Income tax expense	16,101	18,249	27,690

Deferred income tax assets (liabilities) are as follows:

	December 31
	2015	2016
	US$	US$
Notes and accounts receivable	82	44
Stock-based compensation	544	1,146
Allowance for sales return	173	205
Inventory reserve	1,478	1,646
Foreign currency translation	(1,949)	2
Property and equipment	360	383
Investment tax credits	8,295	8,647
Net operating loss carryforwards	10,651	12,335
Others	20	411
Valuation allowance	(19,044)	(20,836)

	610	3,983

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. The change in the valuation allowance was an increase of US$515 thousand, an increase of US$2,253 thousand, and an increase of US$1,792 thousand for the years ended December 31, 2014, 2015, and 2016, respectively. The increase in valuation allowance in 2014, 2015 and 2016 are primarily due to the uncertainty in generating sufficient taxable income in the future and utilization of operating loss carryforwards and research and development credits before they expire. In addition, profits generated from certain products of SMI Taiwan are exempted from income tax for five years beginning January 1, 2012. The tax savings associated with these tax holidays were approximately US$2,573 thousand, US$906 thousand and US$4,648 thousand for the years ended December 31, 2014, 2015 and 2016, respectively. Such tax exemption would impact the Company’s diluted earnings per share by US$0.02, less than US$0.01 and US$0.03 for the years ended December 31, 2014, 2015 and 2016, respectively. The amount of tax exempt income was determined based on the profits generated from certain tax exempt products when SMI Taiwan met certain criteria set by the Taiwan tax authorities every year.

As of December 31, 2016, FCI had unused research and development tax credits of approximately US$4,418 thousand which will expire in the period from 2017 to 2021.

As of December 31, 2016, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately US$12,334 thousand. If not utilized, the federal net operating loss carryforwards will expire in 2036.

As of December 31, 2016, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,486 thousand and US$1,742 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2036 while the state tax credit carryforward has no expiration date.

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

As of December 31, 2016, the Company had accumulated undistributed earnings from a foreign subsidiary of US$297 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Balance, beginning of year	5,815	4,655	5,639
Increases in tax positions taken in current year	446	2,337	4,675
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(1,606)	(1,353)	(28)

Balance, end of year	4,655	5,639	10,286

At December 31, 2016, the Company had US$10,286 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2014, 2015 and 2016, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$343 thousand, US$363 thousand and US$575 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2015 and 2016 was US$1,977 thousand and US$2,587 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2016:

Tax Jurisdiction	Tax Years
China	2013 and onward
Hong Kong	2013 and onward
Taiwan	2011 and onward
Korea	2011 and onward
United States	2007 onward

16. SHAREHOLDERS’ EQUITY

Appropriations from Earnings

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The board of directors of SMI Taiwan held their meeting on June 29, 2016 and, in that meeting, had resolved amendments to the Company’s Articles of Incorporation of SMI Taiwan, particularly the amendment to the policy on dividend distribution and the addition of the policy on distribution of employees’ compensation.

Under the dividend policy of SMI Taiwan as set forth in the amended Articles, SMI Taiwan, the Company’s largest subsidiary, must make appropriations from annual earnings to non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. SMI Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from above a to c as special reserve when necessary.

Dividends

The Company declared cash dividends per ordinary share during the periods presented as follows:

	2015		2016
	Dividends Per Share (US$)	Amount (in US$ thousands)	Dividends Per Share (US$)	Amount (in US$ thousands)
First quarter	$0.0375	$5,156	$0.0375	$5,290
Second quarter	$0.0375	5,166	$0.0375	5,290
Third quarter	$0.0375	5,230	$0.0375	5,297
Fourth quarter	$0.0375	5,232	$0.0500	7,065

		$20,784		22,942

On November 2, 2015 and October 24, 2016, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend of US$0.6 and US$0.8 per ADS, equivalent to US$0.15 and US$0.2 per ordinary share, which will be paid in four quarterly installments starting in the fourth quarter of 2015 and 2016, respectively. Future dividends, if any, on the Company’s outstanding ADSs and ordinary shares will be declared by and subject to the discretion of the Company’s board of directors. If the Company’s board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

17. EQUITY INCENTIVE PLAN

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

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2005 Plan and the 2015 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2014	3,566
Restricted stock units granted	(1,923)
Option and restricted stock units forfeited	44

Available for grant at December 31, 2014	1,687
Authorized	20,000
Restricted stock units granted	(2,000)
Option and restricted stock units forfeited	175

Available for grant at December 31, 2015	19,862
Restricted stock units granted	(1,446)
Option and restricted stock units forfeited	335

Available for grant at December 31, 2016	18,751

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2014	1,410	1.47
Options forfeited	—	—
Options exercised	(352)	1.46

Outstanding at December 31, 2014	1,058	1.47	1.35

Options vested and expected to vest after December 31, 2014	1,058	1.47	1.35
Options forfeited	(143)	1.47
Options exercised	(336)	1.47

Outstanding at December 31, 2015	579	1.47	0.92

Options vested and expected to vest after December 31, 2015	579	1.47	0.92
Options forfeited	(257)	1.47	—
Options exercised	(64)	1.47	—

Outstanding at December 31, 2016	258	1.47	0.25

Options vested and expected to vest after December 31, 2016	258	1.47	0.25

Options exercisable at December 31, 2016	258	1.47	0.25

No stock options were granted in 2014, 2015 and 2016. The intrinsic value of options exercised, determined as of the date of option exercise, was US$1,565, US$3,688 and US$580 thousand in 2014, 2015 and 2016, respectively.

As of December 31, 2016, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were US$514, US$494 and US$93 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

The related tax effect for stock-based compensation benefit (expense) were (US$24) thousand, US$561 thousand, and US$37 thousand for 2014, 2015 and 2016, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2014, 2015 and 2016 was US$1,231 thousand, US$1,647 thousand and US$1,702 thousand, respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

Restricted Stock Units

A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2014	3,921	2.90	0.43
Restricted stock units granted	1,923	5.13
Restricted stock units vested	(3,640)	2.96
Restricted stock units forfeited	(44)	4.92

Non-vested at December 31, 2014	2,160	4.90	0.31
Restricted stock units granted	2,000	6.83
Restricted stock units vested	(2,003)	4.96
Restricted stock units forfeited	(32)	5.85

Non-vested at December 31, 2015	2,125	6.65	0.73
Restricted stock units granted	1,446	12.67
Restricted stock units vested	(1,726)	6.46
Restricted stock units forfeited	(78)	6.57

Non-vested at December 31, 2016	1,767	11.65	0.47

As of December 31, 2016, there was US$5,719 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan and the 2015 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Cost of sales	282	261	400
Research and development	6,773	6,565	10,529
Sales and marketing	1,746	1,790	3,122
General and administrative	1,546	1,802	3,313

	10,347	10,418	17,364

18. COMMITMENTS AND CONTINGENCIES

FCI provided their employees with collateral for personal loans which is deposited at a designated bank and the amount deposited was US$425 thousand and US$415 thousand at December 31, 2015 and 2016, respectively. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2022. The Company recognized rent expense for the years ended December 31, 2014, 2015 and 2016 of US$1,981 thousand, US$2,453 thousand and US$2,595 thousand, respectively. The minimum operating lease payments expected under these leases as of December 31, 2016 were US$1,866 thousand, US$1,463 thousand, US$590 thousand, US$288 thousand, and US$261 thousand for the years ending December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. SMI USA filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. As a holder of allowed claims, we are entitled to receive distribution pursuant to the bankruptcy plan. From 2012 to 2016, we received total distributions of US$263 thousand from the CLT and believe we have received full payout of the settled claim.

19. SEGMENT INFORMATION

The Company is the global leader and pioneer in developing NAND flash controllers for solid storage devices. The Company currently operates as one reportable segment. The chief operating decision maker is the Chief Executive Officer.

The Company groups its products into three categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Mobile Storage	241,614	302,910	510,687
Mobile Communications	40,034	50,896	39,322
Others	7,675	7,491	6,137

	289,323	361,297	556,146

Revenue is attributed to a geographic area based on the bill-to location. The following summarizes the Company’s revenue by geographic area:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Taiwan	57,244	71,387	75,926
United States	26,265	39,558	59,390
Japan	11,180	19,636	17,070
Korea	150,557	150,118	183,249
China	35,008	69,623	151,112
Others	9,069	10,975	69,399

	289,323	361,297	556,146

Major customers representing at least 10% of net sales

	Year Ended December 31
	2014		2015		2016
	US$	%	US$	%	US$	%
SK Hynix	107,227	37	108,645	30	156,541	28
Samsung	30,065	10	*	*	*	*

*	Less than 10%

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
	2014	2015	2016
	US$	US$	US$
Taiwan	28,739	32,014	34,011
United States	142	274	237
Korea	2,477	1,891	1,448
China	4,163	16,268	12,181
Japan	16	22	15

	35,537	50,469	47,892

20. FAIR VALUE MEASUREMENT

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. The fair value of the principal protected notes was determined by its present value utilizing rate of return as the market observable input and therefore, these are classified as Level 2 instruments as of December 31, 2016. This is because there generally are no quoted prices in active markets for identical principal protected notes at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical or similar instruments, quoted prices for similar instruments in active markets, or other inputs that are observable.

For the years ended December 31, 2015 and 2016, none of the Company’s assets measured on a recurring basis was determined by using significant unobservable inputs.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2015 and 2016:

December 31, 2015

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading securities	681	—	—	681

December 31, 2016

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading securities	695	2,607	—	3,302

The carrying amount of the held-to-maturity investments purchased in July 2015 that matured in July 2016 approximates their fair value due to the short-term maturity of the investments.