Form 20-F/A
period 2016-12-31
Silicon Motion Technology CORP
filed 2017-05-02
CIK 1329394

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

Explanatory Note

This Amendment Number 1 to Form 20-F is being filed to correct a typographical omission from a table on Page 51 to the 20-F of the Company filed April 28, 2017.

This amendment also includes the exhibits and schedules filed with the 20-F on April 28, 2017.

Other than as set forth above, this Amendment Number 1 to Form 20-F does not amend or change any other information contained in the 20-F filed on April 28, 2017 or its exhibits or schedules.

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

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2012 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2012	24.98	11.32
2013	16.19	9.90
2014	28.96	12.92
2015	37.60	20.01
2016	55.85	27.41

Quarterly:
First Quarter, 2015	30.50	23.50
Second Quarter, 2015	37.60	26.50
Third Quarter, 2015	35.58	20.01
Fourth Quarter, 2015	33.98	26.96

First Quarter, 2016	39.89	27.41
Second Quarter, 2016	47.80	36.90
Third Quarter, 2016	55.85	47.74
Fourth Quarter, 2016	53.17	40.43

Monthly
November 2016	46.64	41.50
December 2016	46.04	42.48
January 2017	44.91	39.10
February 2017	42.57	38.90
March 2017	46.75	40.68
April 2017 (1)	49.32	44.00

(1)	Through April 28, 2017.

ITEM 10.	ADDITIONAL INFORMATION

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

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/S/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: May 2, 2017

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