Form 20-F
period 2017-12-31
Silicon Motion Technology CORP
filed 2018-04-30
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 143,162,340 ordinary shares as of December 31, 2017, US$0.01 par value per share.

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

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, the Shannon Systems logo, PCIe-RAID, DIRECT-IO, Hyper-IO, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, VirtualZero, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD, Ferri-eMMC, Bigtera, the Bigtera logo, the CAT logo, and NANDXtend are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements which are not included in this annual report. To reflect our early adoption of the new accounting update on the statement of cash flows, we retrospectively adjusted the selected consolidated statements of cash flow data for the years ended December 31, 2013 and 2014, which are not derived from our audited consolidated financial statements included in our prior annual reports. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	225,308	289,323	361,297	556,146	523,404
Cost of sales	118,698	139,625	176,765	281,541	272,210

Gross profit	106,610	149,698	184,532	274,605	251,194
Operating expenses:
Research and development	46,460	60,949	71,161	92,405	102,053
Sales and marketing	13,597	16,324	20,173	25,765	25,868
General and administrative	11,250	13,355	15,714	17,072	16,933
Amortization of intangible assets	—	—	1,051	2,103	2,534
Impairment of goodwill	—	—	—	—	10,337
Gain from disposal of noncurrent assets held for sale	—	—	—	—	(1,880)

Total operating expenses	71,307	90,628	108,099	137,345	155,845

Operating income	35,303	59,070	76,433	137,260	95,349

Total non-operating income	1,845	1,498	2,067	1,370	3,652
Income before income taxes	37,148	60,568	78,500	138,630	99,001
Income tax expense	9,772	16,101	18,249	27,690	24,046

Net income	27,376	44,467	60,251	110,940	74,955

Weighted average shares outstanding:
Basic	132,259	134,604	138,100	140,919	142,738

Diluted	134,567	136,787	139,634	142,050	143,606

Earnings per share:
Basic	0.21	0.33	0.44	0.79	0.53

Diluted	0.20	0.33	0.43	0.78	0.52

Earnings per ADS (1):
Basic	0.83	1.32	1.75	3.15	2.10

Diluted	0.81	1.30	1.73	3.12	2.09

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2013	2014	2015	2016	2017
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	161,720	194,211	180,519	274,483	359,453
Other current assets	83,541	96,229	134,657	202,417	209,344
Working capital	204,594	234,374	226,889	330,914	391,553
Long-term investments	133	133	133	120	—
Property and equipment, net	30,195	35,537	50,469	47,892	51,370
Goodwill and intangible assets, net	35,474	35,467	75,990	73,883	66,393
Other non-current assets	5,700	4,957	3,860	7,231	7,172
Total assets	316,763	366,534	445,628	606,026	693,732
Total liabilities	46,066	62,434	101,130	163,263	199,681
Total shareholders’ equity	270,697	304,100	344,498	442,763	494,051

	As of December 31,
	2013	2014	2015	2016	2017
	As Adjusted	As Adjusted	As Adjusted
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	49,128	68,725	65,946	125,568	103,881
Net cash used in investing activities (1)	(12,726)	(11,596)	(58,458)	(8,220)	(14,548)
Net cash provided by (used in) financing activities	(29,493)	(19,710)	(20,271)	2,194	(31,740)
Depreciation and amortization	6,429	6,917	8,987	11,585	13,133
Capital expenditures	(12,772)	(11,596)	(23,664)	(12,220)	(11,683)

(1)	The selected consolidated statements of cash flow data for the years ended December 31, 2013, 2014 and 2015 were retrospectively adjusted to reflect the Company’s election to early adopt the accounting update of the classification and presentation of changes in restricted cash on the statement of cash flows. See Note 2 to our audited consolidated financial statement included in this annual report for more information.

Risk Factors

Because our operating results for any period could be adversely affected by a number of factors and may therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict.

Our operating results have fluctuated in the past and could do so in the future. For example, our net income increased $50,689 thousand from 2015 to 2016 and decreased $35,985 thousand from 2016 to 2017. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products;

•	changes in demand for electronic devices into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on market demand, adoption of new technologies and general economic conditions;

•	the loss of one or more key customers or the significant reduction, timing or cancellation of orders from these customers;

•	seasonality or cyclical fluctuations in our markets;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies in a cost-effective and timely manner;

•	changes in supply and availability of flash memory components used in our and our customer’s products;

•	changes in our product mix or customer mix and their effect on our gross margin;

•	changes in foreign currency exchange rates;

•	the availability and pricing of third party semiconductor foundry services;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on an order-to-order basis;

•	deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of integrated circuits;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

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

We continually evaluate and explore strategic opportunities as they arise, including acquisitions. If we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash would reduce our cash reserves.

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

In April 2007 we completed the acquisition of FCI, a privately-held Korea-based fabless IC company focused on mobile TV and wireless communications radio frequency, or RF, applications; in November 2007, we acquired select parts of the Centronix mobile TV business of Korea Information Engineering Services Co., Ltd. (“Centronix”) and in October 2011 we acquired select assets of BTL Systems, Inc. (“BTL”). The products from our FCI, Centronix and BTL acquisitions are for the mobile communications market. In the fourth quarter of 2009 and 2017, we determined that goodwill and certain long-lived assets relating to these products were impaired and recorded the impairment charge of US$37.4 million and US$10.3 million respectively. In July 2015 we completed the acquisition of Shannon Systems, a privately-held China-based supplier of enterprise-class PCIe SSD solutions to China’s internet and other industries. In July 2017 we completed the acquisition of Bigtera, a software defined storage company.

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

In addition, future acquisitions could result in the incurrence of debt or contingent liabilities, adverse tax consequences, deferred compensation charges, dilution to future earnings, and large fees for professional advisor services, any of which could negatively impact our financial conditions or results of operations and could cause our stock price to decline. We may be unable to identify suitable acquisition candidates or consummate any such transactions on terms and conditions that are acceptable to us, if at all.

In the future, in addition to pursuing acquisitions, we also may choose to divest business units or technologies we own or have acquired should such a divestiture make strong business sense to our board of directors and management. Such a divestment transaction can present risks of its own including successfully transitioning of the business to a third party buyer, diversion of management and employees’ attention from other business activities, and potential impairment or write-off charges necessitated by such a divestiture.

We depend on a small number of customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 54%, 58% and 57% of our net revenue in 2015, 2016 and 2017, respectively. Sales to two customers in 2017, and one customer in 2015 and

2016 accounted for 10% or more of our net revenue, representing 30%, 28% and 39% of our net revenue in 2015, 2016 and 2017, respectively. In 2017, the significant customers were SK Hynix and Intel and in 2015 and 2016, SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our and our customers’ end products, our revenues could be adversely affected. Additionally, shortage of flash memory could cause the price of flash memory to increase, which could cause the price of client SSDs to increase and could negatively affect demand for SSDs and our controllers.

During many periods in past years, some of our customers have indicated that they were unable to acquire enough NAND flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased or are planning to increase manufacturing capacity for flash memory. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. Because flash memory is a key component in solid state storage devices, if any shortage in the supply of flash memory occurs and is not remedied, our flash memory customers may limit their allocation of flash memory to client SSDs and our module maker customers may not be able to purchase enough flash memory to manufacture storage devices products and both types of customers may therefore purchase fewer controllers from us than they would have otherwise purchased. We also manufacture specialty SSD solutions using our controller technology and flash memory supplied to us by our customers or independently procured by us and our sales of SSD solutions will be adversely affected if we receive inadequate supplies of flash memory. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

When the flash memory industry experiences a supply shortage, the price of flash memory could increase. As flash memory is the primary component in SSDs, when the price of flash memory increases, the price of SSDs could correspondingly also increase. Increases in client SSD prices could reduce demand for client SSDs because demand for client SSDs are among the most price sensitive of all major applications that use flash memory as many client applications can also switch to using low cost HDDs. Any decrease in demand for client SSDs could also reduce demand for our client SSD controllers.

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

We expect that a high percentage of our future sales will come from sales of new products. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions and products with short life cycles. The markets for some of these products are extremely competitive and may entail technologies that are new, immature and/or unpredictable to us. These markets and our endeavors to meet the markets may not develop into profitable opportunities and we have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance and generate returns that we had expected. Recently, we have made significant investments in embedded storage controller technologies, especially those relating to SSDs. Failure to grow our embedded storage products or to recoup on our investments in these and other technologies could materially and adversely affect our results of operations and future business outlook. As a result, it is difficult to anticipate our future revenue streams from, or provide assurances on the success and the sustainability of, our new products.

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

As of March 31, 2018, we have 1,202 patents and 888 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

We face competition from a number of competitors, including Marvell and our flash memory customers. We expect to face competition in the future from our current and potential competitors. In addition, some of our flash memory customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. For our SSD solutions, if we are unable to procure sufficient supplies of flash memory, our customers may seek to purchase SSD solutions from other suppliers.

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

We are required to perform testing for impairment losses relating to long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in our business, are present. Through our acquisitions of FCI and other assets, we acquired core technology, customer relationships, goodwill and other intangible assets. The carry value of goodwill relating to these acquisitions must be assessed for impairment at least on an annual basis. In November 2009, we recorded US$6.6 million of impairment charges relating to our long-lived assets and determined that our goodwill balance was impaired, and wrote down the goodwill balance by US$30.8 million. In July 2015, we recorded US$33.2 million of goodwill and US$8.4 million of developed technology and in-process research and development from the acquisition of Shannon Systems. In July 2017, we recorded US$0.6 million of goodwill and US$4.7 million of know-how and current technology from the acquisition of Bigtera. We performed our annual impairment assessment of the carrying value of FCI in November 2017 and determined that the goodwill balance was impaired, and wrote down the goodwill balance by US$10.3 million. As of December 31, 2017, we had goodwill associated with our acquisitions of US$59.0 million and intangible assets of US$7.4 million. Although we recorded an impairment charges on goodwill and other long-lived assets in 2009 and 2017, we cannot be certain that these assets will not be subject to further write-downs in future periods and may record further impairment charges if sales of our specialty RF ICs, enterprise SSDs and software-defined storage do not grow as expected.

Separately, we also make minority stake investments in companies. If the companies in which we have invested are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investments on a regular basis to determine if impairments have occurred and have recorded impairment charges in past years. These and future impairment charges could have a material and adverse impact on our operating results. We recognized impairment charges of US$13 thousand on our investments in Cashido in 2016 and US$120 thousand in Cashido and Vastview in 2017.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2017 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

Recently there has been increased focus on environmental protection and social responsibility initiatives, which are subject to change, can be unpredictable, and may be difficult for us to comply with, given the complexity of our supply chain and our significant outsourced manufacturing. We are required to implement various standards or processes due to the adoption of rules or regulations that result from these initiatives, such as the SEC rules on the disclosure of the use of “conflict minerals.” If we are unable to comply, or ensure that our suppliers or contract manufacturers comply, with such standards or processes, customers may stop purchasing from us, which could adversely affect our sales and results of operations.

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

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter. On October 24, 2016 and 2017, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The continuation of declaring dividends or if at all, depends on, among other things, that the dividend payment is in the best interests of our shareholders, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the board of directors may deem relevant. The decision of any declaration of dividend payment, the amount and the frequency of such, if at all, is the discretion of our Board of Directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

If we are characterized as a passive foreign investment company, U.S. Holders may experience adverse tax consequences.

Based on the present and projected composition of our income and valuation of our assets, we believe we are not currently classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will generally be classified as a PFIC for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. If we are characterized as a PFIC, U.S. Holders may experience adverse tax consequences. See “ITEM 10. ADDITIONAL INFORMATION — Taxation — United States Federal Income Taxation.”

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. We are a Cayman Islands corporation with principal executive offices in Hong Kong and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Korea, and Taiwan. We generated 89%, 89% and 92% of our revenue in 2015, 2016 and 2017, respectively, from sales to customers outside the United States, and for the year ended December 31, 2017, 72% of our revenue was from sales in three jurisdictions — Taiwan, Korea and China. International operations are subject to many other inherent risks, including but not limited to:

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

We operate primarily in regions that are susceptible to natural disasters.

Parts of the world, including Taiwan, Japan, China and the United States are susceptible to earthquakes. In 1999, 2008, and 2011, Taiwan, China, and Japan respectively, experienced severe earthquakes that caused significant property damage and loss of life. Although the 1999, 2008 and 2011 earthquakes did not have a material impact on our business, and the region has not suffered such a major earthquake in many years, the occurrence of such an event is unpredictable, and a major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

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

Relations between South Korea and North Korea have been tense over most of South Korea’s history. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and ballistic missile capabilities and uncertainty regarding North Korea’s actions and possible responses from the international community. More recent concerns over North Korea’s nuclear and ballistic missile testing programs, hostile and threatened actions by North Korea against South Korea, North Korea’s leadership succession, and relations between the United States and North Korea, have created a global security issue that may adversely affect South Korean business and economic conditions. South Korea was not a signatory of the armistice agreement that ended the Korean War, and since no peace treaty was signed between South Korea and North Korea, the two countries are technically still at war. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events, including, without limitation, the effects, if any, of (i) the transition of the “Supreme Leader” to Kim Jong Un that began after the passing of Kim Jong Il in 2011, (ii) recent increases to previously imposed UN sanctions on North Korea, (iii) the effects of the denial of access to South Koreans who manage jointly run factories in the North Korean city of Kaesong and (iv) the general increase in overtures and rhetoric by the North Korean government with respect to its nuclear capabilities and willingness to use such weapons as they see fit. Although talks have recently been held between South Korea and North Korea and are preliminarily scheduled between the U.S. and North Korea, political instability has generally increased with the current U.S. administration. We cannot give any assurance that the level of instability and tension in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. An adverse change in economic or political conditions in South Korea or North Korea or in South Korea’s relations with North Korea could have a material adverse effect on our South Korean subsidiary and our company.

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

The South Korean government provides a variety of tax incentives designed to promote designated industries such as the technology industry. We, like many Korean technology companies, have benefited from certain tax incentives, including tax credits for applicable research and development expenses and for investments made to improve business productivity. If these and other tax incentives are curtailed or eliminated, our net income may decrease materially.

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

History and Development of the Company

Silicon Motion Technology Corporation (“Silicon Motion”) is a corporation which was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”), in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, we acquired FCI Inc. (“FCI”), a leading designer of RF ICs for mobile TV and wireless communications based in Korea. In July 2015, we acquired Shanghai Baocun Information Technology Co., Ltd (“Shannon Systems”), China’s leading enterprise-class PCIe SSD company based in Shanghai, China. In July 2017, we acquired Bigtera, a software-defined storage company.

Our principal executive offices are located at Unit 04-05, 27/F, #909 Cheung Sha Wan Rd., Cheung Sha Wan, Kowloon, Hong Kong. The address of our United States operating subsidiary, Silicon Motion, Inc., is 690 N. McCarthy Blvd. Suite 200, Milpitas, CA 95035. The address of our Taiwan operating subsidiary, Silicon Motion, Inc., is 8/F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan. Our ADSs, each representing four of our ordinary shares, have been listed and traded on Nasdaq since June 2005.

Subsidiaries of the Company

Below is a list of subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
FCI Inc.	Korea
Silicon Motion K.K.	Japan
Silicon Motion Korea Ltd.	Korea
Silicon Motion Technology (HK) Ltd.	Hong Kong
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
Silicon Motion, Inc. (Beijing)	China
Silicon Motion, Inc. (Shanghai)	China
Silicon Motion, Inc. (Shenzhen)	China
Shannon Systems	China
Bigtera Limited	Hong Kong

Overview

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices. We supply more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs, eMMCs, and UFS, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in computing and mobile devices and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. We also supply customized specialty SSD solutions for the Chinese hyperscale data center market and for high-performance industrial applications. We market our controllers under the “SMI” brand, our enterprise-grade SSDs under the “Shannon” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, specially RF ICs under the “FCI” brand, and software-defined storage under the “Bigtera” brand.

Industry Background

We operate in the semiconductor industry and primarily focus on designing, developing and marketing: (i) controllers for managing NAND flash used in embedded storage applications, such as eMMC embedded memory and SSDs and expandable storage applications such as flash memory cards and USB flash drives, (ii) customized specialty SSD solutions for the Chinese hyperscale data center market and for high-performance industrial applications, and (iii) specialty RF ICs used in mobile devices.

Our Market and Products

Our products, primarily embedded storage products, expandable storage products and specialty radio frequency integrated circuits (RF ICs), are designed, developed and marketed to mobile storage, enterprise storage, and mobile communications markets. The two general types of embedded storage and expandable storage products that we sell are (i) NAND flash controllers, such as embedded MultiMediaCard (eMMC), Universal Flash Storage (UFS), client solid-state drive (SSD), Secure Digital (SD) card and Universal Serial Bus (USB) flash drive controllers, and (ii) specialty storage solutions, such as our customized enterprise-grade Shannon Systems Peripheral Component Interconnect Express (PCIe) SSDs and industrial-grade and commercial-grade single-chip FerriSSDs and Ferri-eMMCs. NAND flash controllers account for a significant majority of sales. Our Ferri storage solutions all use our industry-proven controllers and beginning in 2016, Shannon SSDs also started using our controllers in selected products.

NAND Flash Controllers

NAND flash is a type of non-volatile digital data storage technology that does not require power to retain data and has become the primary semiconductor technology for mass digital data storage. The benefits of NAND flash include high data storage capacity at low cost per bit, fast data read and write access time, low operating power requirements, small form-factor and shock resistance. NAND flash is widely used for embedded and expandable data storage in mobile and computing devices such as smartphones and notebook PCs and more recently is also being used in commercial-grade, industrial-grade, and enterprise-grade equipment. The NAND flash market is large and has grown rapidly, and the leading suppliers of NAND flash are Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital.

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

We believe that our controllers are designed to meet the specifications of the majority of NAND flash components currently being produced by different flash memory manufacturers, including small and big block Single-Level Cell (“SLC”) and Multi-Level Cell (“MLC”) NAND flash. Most of our controllers support planar and 3D two-bits per cell MLC or three-bits per cell MLC NAND flash, which is also known as Triple-Level Cell (“TLC”) NAND flash. Our newly developed controllers also support 3D four-bit per cell MLC NAND, which is also known as Quad-Level Cell (“QLC”) NAND flash. Our controllers also support planar NAND flash designed and fabricated at all of the most advanced process geometries and 3D NAND flash designed and fabricated with the highest layer-count architecture.

Mobile Storage Market

We provide embedded storage products and expandable storage products primarily for the mobile storage market, targeting NAND flash makers, technology OEMs and module makers.

Embedded Storage Products

eMMC and UFS controllers. We supply controllers for eMMC and UFS, both industry standard high-performance, low-power single-chip embedded memory solutions that are widely used in smartphones, tablets, smart TVs and other IOT devices. Our customers use our controllers with their NAND flash components to manufacture single-chip eMMC or UFS memory modules and with their NAND flash and mobile dynamic random-access memory (DRAM) components to manufacture eMMC-based multi-chip package (eMCP) and UFS-based multi-chip package (uMCP) memory modules. Our eMMC and UFS controllers support all the current widely used standards, including eMMC 4.5, eMMC 5.0, eMMC 5.1, UFS 2.0 and UFS 2.1. We believe we are the world’s largest merchant supplier of eMMC and UFS controllers. Our largest eMMC controller customer is SK Hynix; we believe SK Hynix is manufacturing eMMCs and eMCPs with our controllers and is supplying all of the global top 10 Android smartphone original equipment manufacturers (OEMs) with these solutions.

Client SSD controllers. We believe we are the world’s largest merchant supplier of client SSD controllers and provide highly customizable hardware plus firmware turnkey SSD controller solutions to NAND flash manufacturers and module makers that manufacture and supply to PC OEMs and the channel markets their SSDs with our controllers for use in notebook and desktop PCs, other client devices and in high-performance, low-latency non-mission critical data center applications. Our client SSD controllers support interfaces that include Serial Advanced Technology Attachment (SATA) III and PCIe Gen 3 and the majority of the latest generation of NAND flash components. Our value-added technologies provided to our client SSD controller customers include end-to-end data path protection, power-loss data security features, Opal-compliant AES advanced full-disk encryption, and active operating temperature monitoring.

Embedded flash storage controllers. Our embedded flash controllers are designed to control NAND flash embedded on devices with Compact Flash, USB, and SATA interfaces. Applications using our embedded flash storage controllers include industrial-grade and commercial-grade Compact Flash (CF) cards, Secure Digital (SD) cards, disk-on-modules (DOMs), Integrated Drive Electronics (IDE) SSDs (also known as Parallel Advanced Technology Attachment (PATA) SSDs), embedded and external USB flash drives and SATA SSDs. Our embedded flash controllers are offered in commercial temperature (0 °C to 70 °C) and industrial temperature (-40 °C to +85 °C) versions and backed by long term product support. We believe we are the world’s largest supplier of embedded flash storage controllers and supply our controllers primarily to module makers that specialized in supplying the industrial and commercial applications markets.

Ferri storage solutions. Our FerriSSDs and Ferri-eMMCs are highly reliable, industrial-grade and commercial-grade single-chip SSDs, which are developed for a wide-range of embedded applications that require high data rate, small form factor and compliance with standard PATA, SATA, PCIe, eMMC and UFS protocols. These single-chip SSDs are designed using our industry-proven PATA, SATA, PCIe, eMMC, and UFS controller technologies with high-quality NAND flash components to simplify customers’ design work, and are offered to OEM customers that also require long supply continuity. For certain customers, we offer options for firmware customization to meet their unique embedded storage requirements. We believe we are the world’s largest supplier of industrial-grade and commercial-grade single-chip SSDs.

Shannon enterprise SSD solutions. In China, we provide customized, high-performance enterprise-grade SSDs for both hyperscale and enterprise data centers. Our SSDs are developed for customers who require the largest storage capacity, lowest latency, fastest input/output operations per second (IOPS), lowest power, feature-rich software functionality and unparalleled performance stability with end-to-end data path protection.

Expandable Storage Products

Flash memory card controllers. Our controllers for flash memory card standards include microSD cards used primarily with smartphones and SD and CF cards used primarily with digital cameras and camcorders. For microSD and SD cards, we offer controllers for (i) different speed class, including the significantly faster Secure Digital High Capacity (SDHC) and Secure Digital eXtended Capacity (SDXC) cards that use the Ultra High Speed (UHS) bus and (ii) different storage capacities, including the significantly higher capacity SDHC and SDXC cards, which also have faster speed and added capabilities.

USB flash drive controllers. USB flash drives are NAND flash storage devices integrated with a standard USB interface, either USB 2.0 or the faster USB 3.0. USB flash drives are popular in computing and consumer electronics markets for the portable storage of files.

Mobile Communications Market

For the mobile communications market, a market that extends from smartphones to new devices that target the internet-of-things, we provide specialty RF ICs, primarily mobile TV system-on-chips (SoCs) and low power WiFi SoCs.

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

Low Power Wi-Fi SoCs. We offer ultra-low power Wi-Fi SoCs for addressing smart home, commercial, and industrial applications. Specific target applications include smart thermostats and other sensors, video surveillance cameras, smart door locks and video door bells.

Our Customers

We sell our semiconductor solutions to NAND flash manufacturers, leading technology OEMs and module makers worldwide. Most of our high performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading merchant supplier of controllers for SSDs used in PCs and other client devices, eMMC used in smartphones, flash memory cards and USB flash drives.

Sales to our five largest customers represented approximately 54%, 58% and 57% of our net revenue in 2015, 2016 and 2017, respectively. Sales to two customers in 2017, and one customer in 2015 and 2016 accounted for 10% or more of our net revenue, representing 30%, 28% and 39% of our net revenue in 2015, 2016 and 2017, respectively. In 2015 and 2016, the significant customer was SK Hynix and in 2017, SK Hynix and Intel. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 71% of our sales in 2015, 69% of our sales in 2016, and 68% of our sales in 2017 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors and sales reps located throughout the world. We selected these distributors and reps based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

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

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of technology, products and solutions. Our engineering team has expertise in NAND flash management algorithms, system architecture, digital, mixed-signal and RF IC design, and software engineering. As of March 31, 2018, we have 1,202 patents and 888 pending applications worldwide. We will continue to actively pursue the filing of additional patent applications in important jurisdictions.

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

Our research and development expenses were approximately US$71.2 million, US$92.4 million and US$102.1 million for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Wafer fabrication. TSMC and SMIC are currently our primary foundries that manufacture most of our semiconductors. We use their fabs in Taiwan, Singapore, and China to fabricate our devices using mature and stable CMOS process technology, primarily with process node from 28 to 55 nanometers. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost efficient manufacturing process technologies.

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

Competition

We face competition from a number of competitors, including Marvell and our flash memory customers.

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

As of March 31, 2018, we have 1,202 patents and 888 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, the Shannon Systems logo, “PCIe-RAID,” “DIRECT-IO,” “Hyper-IO,” “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “VirtualZero,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” “Bigtera,” the Bigtera logo, the CAT logo, and “NANDXtend” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

As of the date of this annual report, we occupy facilities totaling approximately 377,700 square feet, which house our management and administration, operations, research and development and sales and marketing departments. Of our facilities, approximately 202,600 square feet are owned and approximately 175,100 square feet are occupied under leases. We consider our facilities sufficient to meet our current operational requirements. The table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Jhubei, Taiwan	Research & development, management & administration	182,600
Taipei, Taiwan	Research & development, sales & marketing	67,100
Seoul, Korea	Research & development, sales & marketing	52,500
Shanghai, China	Research & development, sales & marketing	24,000
Shenzhen, China	Sales & marketing	21,400
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	16,800

(1)	Hong Kong, Macau, Yokohama, Japan, Beijing, Nanjing, Hangzhou, China

Leases covering our currently occupied leased facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased facilities with equivalent facilities.

We currently own commercial property in Taipei of approximately 6,200 square feet, which we have no plans to use for our operations. We are in the process of selling the Taipei property. In 2017, we sold office facilities located in Shanghai, China and recognized gain from disposal of US$1.9 million.

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

General Information

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices. We supply more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs and eMMCs, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in computing and mobile devices and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. We also supply customized specialty SSD solutions for the Chinese hyperscale data center market and for high-performance industrial applications. We market our controllers under the “SMI” brand, our enterprise-grade SSDs under the “Shannon” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, specially RF ICs under the “FCI” brand, and software-defined storage under the “Bigtera” brand.

Our revenue growth and product mix have been constantly evolving due to continued technological advancement of solid state storage solutions using NAND flash and demands from new applications. Historically, controllers for expandable storage products provided the majority of our revenue. Recently, a growing portion of our revenue growth has come from embedded storage products. In 2014, our embedded storage product sales accounted for over half our total sales and exceeded the sales of our expandable storage products. In 2016 and 2017, our embedded storage product sales grew to account for almost 80% and 80% of our total sales, respectively. We believe that over the next few years, as the market for embedded storage products further expands, our revenue from these new growth products, specifically client SSD controllers, will increase further. We continue to focus on adapting our business to the changing end-markets for NAND flash memory and aligning our resources accordingly. We have no assurance that our embedded storage products sales will grow consistently over the next few years, or at all.

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

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns. The products that we sell are primarily for mobile storage and mobile communications markets. Net sales generated by our products by market segments for the periods indicated are as follows:

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except percentage data)
Net Sales
Mobile Storage (1)	302,910	84	510,687	92	480,735	92
Mobile Communications (2)	50,896	14	39,322	7	37,447	7
Others (3)	7,491	2	6,137	1	5,222	1

Total	361,297	100	556,146	100	523,404	100

(1)	Includes embedded storage and expandable storage products.
(2)	Includes mobile TV SoCs and handset RF ICs.
(3)	Includes embedded graphics processors, demo boards, and non-recurring engineering income.

For the years ended December 31, 2015, 2016 and 2017 we derived approximately 11%, 11%, and 8%, respectively, of our net sales from customers located in the United States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,
	2015	2016	2017
Country
Taiwan	20%	14%	14%
Korea	42%	33%	34%
China	19%	27%	24%
United States	11%	11%	8%
Others	8%	15%	20%

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2015	2016	2017
Currency
U.S. dollars	89%	92%	87%
Korean won	8%	3%	3%
Japanese yen	1%	—	—
Chinese yuan	2%	5%	10%

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

Impairment of goodwill. We evaluate the recoverability of goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Amortization of acquired intangible assets. Amortization of acquired intangible assets relates to intangible assets, such as development technology, but excluding goodwill.

Gain from disposal of noncurrent assets held for sale. We sold an office building which was classified as noncurrent assets held for sale and recognized the gain from disposal.

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

We have operations in several countries, which include Taiwan, China and Korea, and determine income taxes for each of the jurisdictions where we operate.

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

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months to three years, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. We reserved approximately US$1.8 million, US$3.3 million and US$3.1 million in 2015, 2016 and 2017, respectively, for estimated sales returns and discounts, representing approximately 0.5%, 0.6% and 0.6% of our gross sales for those respective periods.

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

Our allowance for trade-related doubtful accounts were approximately US$0.8 million, US$0.7 million and US$0.6 million as of December 31, 2015, 2016 and 2017, respectively, representing approximately 1.3%, 1.0% and 0.7% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down US$2.5 million, US$3.0 million and US$0.7 million in 2015, 2016 and 2017, respectively, for estimated obsolete or unmarketable inventory.

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. No impairment losses were recognized in 2015, 2016 and 2017.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s fair value at year end. In 2016 and 2017, we recognized long term investments impairment of US$13 thousand and US$120 thousand, respectively, as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that our investments were not recoverable within a reasonable period of time.

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

We measure and test goodwill on an annual basis or more frequently if we believe indicators of impairment exist. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our impairment test. Prior to fiscal 2017, we utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of goodwill to its carrying value. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. In 2017, we elected to early adopt this ASU in the fourth quarter of 2017, in conjunction with our annual review for impairment. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to our market capitalization plus control premium for reasonableness.

In 2015 and 2016, no impairment charges were recorded. In 2017, we recorded an impairment charge of US$10.3 million because the carrying value of the mobile communication reporting unit exceeded its fair value. The impairment charge was mainly attributable to a new project cancellation by a customer and delayed commercialization of a new product. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax resident in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Korea and

China with statutory tax rate of 17%, 16.5%, 21.52% and 25%, respectively. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2015, 2016 and 2017 was US$19.0 million, US$20.8 million and US$19.1 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2015, 2016 and 2017 was US$5.6 million, US$10.3 million and US$15.1 million, respectively. As of December 31, 2016 and 2017, US$2.6 million and US$3.4 million, respectively, of interest and penalties were accrued. Fiscal years 2012 through 2017 remain subject to examination by the US Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 15 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2017.

Legal Contingencies. From time to time, we are involved in legal actions or other third-party assertions arising in the ordinary course of business. There can be no assurance these actions or other third-party assertions will be resolved without costly litigation, in a manner that does not adversely impact our financial position, results of operations or cash flows or without requiring royalty payments in the future, which may adversely impact gross margins. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently, determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different than our estimates and could adversely affect our results of operations, financial position and cash flows. See Item 8: “Legal Proceedings”.

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Net sales	100.0%	100.0%	100.0%
Cost of sales	48.9	50.6	52.0

Gross profit	51.1	49.4	48.0

Operating expenses:
Research and development	19.7	16.6	19.5
Sales and marketing	5.6	4.6	4.9
General and administrative	4.3	3.1	3.2
Impairment of goodwill	—	—	2.0
Amortization of intangible assets	0.3	0.4	0.5
Gain from disposal of noncurrent assets held for sale	—	—	(0.4)

Total operating expenses	29.9	24.7	29.7

Operating income	21.2	24.7	18.3

Non-operating income (expenses):
Gain from disposal of short-term investments	0.0	0.0	0.0
Interest income	0.5	0.3	0.8
Foreign exchange gain (loss), net	0.0	(0.1)	(0.0)
Impairment of long-term investments	—	(0.0)	(0.0)
Interest expense	(0.0)	(0.0)	(0.1)
Other income (loss), net	0.0	0.0	(0.0)

Total non-operating income	0.5	0.2	0.7

Income before income taxes	21.7	24.9	19.0
Income tax expense	5.0	5.0	4.6

Net income	16.7%	19.9%	14.4%

Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

Net sales.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile storage	510,687	92	480,735	92	(29,952)	(6)
Mobile communications	39,322	7	37,447	7	(1,875)	(5)
Others	6,137	1	5,222	1	(915)	(15)

Net sales	556,146	100	523,404	100	(32,742)	(6)

Our net sales decreased 6% year-over-year to approximately US$523.4 million in 2017, primarily because of decreasing sales of products to the mobile storage market.

Our mobile storage revenue decreased 6% year-over-year primarily because of increasing sales of SSD solutions more than offset by declining eMMC, SSD and expandable storage controller sales. Mobile communications revenue decreased 5% primarily because increasing sales of mobile TV SoCs were more than offset by declining sales of CDMA transceivers, which have reached obsolescence.

Gross profit.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	274,605	49	251,194	48	(23,411)	(9)

Gross profit as a percentage of net sales decreased to 48% in 2017 as compared to 49% in 2016 primarily because of increasing sales of lower gross margin SSD solutions and declining sales of higher gross margin SSD controllers. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue decreased from 50% in 2016 to 48% in 2017.

Research and development expenses.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	50,925	9	54,019	10	3,094	6
Stock-based compensation	10,529	2	9,255	2	(1,274)	(12)
Other research and development	30,951	6	38,779	8	7,828	25

Research and development	92,405	17	102,053	20	9,648	10

Our research and development expenses increased 10% year-over-year to approximately US$102.1 million in 2017. Salary and benefits increased 6% year-over-year to approximately US$54.0 million, primarily because of more headcount in 2017. Stock-based compensation decreased 12% year-over-year to approximately US$9.3 million. Other research and development expenses increased 25% year-over-year to approximately US$38.8 million, primarily because of higher IC tape-out and other project expenses in 2017.

Sales and marketing expenses.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	15,100	3	14,425	3	(675)	(4)
Stock-based compensation	3,122	1	3,167	1	45	1
Other sales and marketing	7,543	1	8,276	1	733	10

Sales and marketing	25,765	5	25,868	5	103	0

Our sales and marketing expenses increased 0% year-over-year to approximately US$25.9 million in 2017. Salary and benefits decreased 4% year-over-year to approximately US$14.4 million, primarily because of lower bonus payments in 2017. Stock-based compensation increased 1% year-over-year to approximately US$3.2 million in 2017. Other sales and marketing expenses increased 10% year-over-year to approximately US$8.3 million primarily because of more product testing fees in 2017.

General and administrative expenses.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	9,184	2	9,386	2	202	2
Stock-based compensation	3,313	—	2,779	—	(534)	(16)
Other general and administrative	4,575	1	4,768	1	193	4

General and administrative	17,072	3	16,933	3	(139)	(1)

Our general and administrative expenses decreased 1% year-over-year to approximately US$16.9 million in 2017. Salary and benefits increased 2% year-over-year to approximately US$9.4 million, primarily because of more headcount in 2017. Stock-based compensation decreased 16% year-over-year to approximately US$2.8 million in 2017. Other general and administrative expenses increased 4% year-over-year to approximately US$4.8 million primarily because of more professional service fees in 2017.

Stock-based compensation.

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	400	—	293	—	(107)	(27)
Research and development	10,529	2	9,255	2	(1,274)	(12)
Sales and marketing	3,122	1	3,167	1	45	1
General and administrative	3,313	—	2,779	—	(534)	(16)

Total stock-based compensation	17,364	3	15,494	3	(1,870)	(11)

Total stock-based compensation, all of which are RSU expenses, decreased 11% in 2017.

See Note 17 to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Impairment of goodwill. We performed annual impairment assessments of the carrying value of goodwill in November 2016 and 2017. No impairment was recognized in 2016. During our 2017 evaluation, we compared the carrying value of FCI to its estimated fair value and determined that goodwill was impaired and recognized approximately US$10.3 million for goodwill impairment.

Amortization of intangible assets.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	2,103	—	2,534	—	431	20

Our amortization of intangible asset increased 20% year-over-year to approximately US$2.5 million because of our acquisition of Bigtera in July 2017.

Gain (loss) from disposal of noncurrent assets held for sale. In 2017, we sold an office building located in Shanghai, China and recognized a gain from disposal of US$1.9 million.

Gain from disposal of short-term investments. We realized gains on sales of the trading securities of US$2 thousand and US$103 thousand for the years ended December 31, 2016 and 2017, respectively.

Interest income. Our interest income increased to approximately US$4.3 million for the year ended December 31, 2017 from approximately US$2.2 million for the year ended December 31, 2016.

Impairment of long-term investment. In 2016 and 2017, we determined that our investments in Cashido and Vastview were impaired because a combination of recurring losses and reduced forecasts indicated that our investments were not recoverable within a reasonable period of time and that the impairments were other than temporary and recorded a combined impairment charge of US$13 thousand and US$120 thousand, respectively.

Interest expense. Our interest expense increased to approximately US$423 thousand for the year ended December 31, 2017 from approximately US$127 thousand for the year ended December 31, 2016 because of greater use of bank credit facilities.

Foreign exchange gain (loss), net. For the year ended December 31, 2017, we incurred foreign exchange losses of US$157 thousand, compared with US$692 thousand for the year ended December 31, 2016. We do not engage in any hedging activities.

Income tax expense (benefit). Our income tax expense was approximately US$24.0 million for the year ended December 31, 2017 compared to an income tax expense of approximately US$27.7 million for the year ended December 31, 2016.

Net income (loss). Net income was approximately US$75.0 million for the year ended December 31, 2017 compared to a net income of approximately US$110.9 million for the year ended December 31, 2016.

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

Our net sales increased 54% year-over-year to approximately US$556.1 million in 2016, primarily because of increasing sales of products to the mobile storage market.

Our mobile storage revenue increased 69% year-over-year primarily because of increasing sales of eMMC and SSD controllers and SSD solutions, partially offset by declining expandable storage controller sales. Mobile communications revenue decreased 23% primarily because of decreasing mobile TV SoC and LTE transceiver sales.

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

Sales and marketing expenses.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	12,494	3	15,100	3	2,606	21
Stock-based compensation	1,790	1	3,122	1	1,332	74
Other sales and marketing	5,889	2	7,543	1	1,654	(14)

Sales and marketing	20,173	6	25,765	5	5,592	28

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

Our general and administrative expenses increased 9% year-over-year to approximately US$17.1 million in 2016. Salary and benefits increased 7% year-over-year to approximately US$9.2 million, primarily because of more headcount and compensation expenses in 2016. Stock-based compensation increased 84% year-over-year to approximately US$3.3 million in 2016. Other general and administrative expenses decreased 14% year-over-year to approximately US$4.6 million primarily because of lower professional service expenditures in 2016.

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

Total stock-based compensation, all of which are RSU expenses, increased 67% in 2016.

See Note 17 of Notes to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Amortization of intangible assets.

	Years Ended December 31
	2015		2016
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	1,051	—	2,103	—	1,052	100

Our amortization of intangible asset increased 100% year-over-year to approximately US$2.1 million because of our acquisitions of Shannon Systems in July 2015.

Gain from disposal of short-term investments. We realized gains on sales of the trading securities US$3 thousand and US$2 thousand for the years ended December 31, 2015 and 2016, respectively.

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

Interest expense. Our interest expense increased to approximately US$127 thousand for the year ended December 31, 2016 from approximately US$47 thousand for the year ended December 31, 2015 because of greater use of bank credit facilities.

Foreign exchange gain (loss), net. For the year ended December 31, 2016, we had a foreign exchange loss of approximately US$0.7 million compared to the foreign exchange gain of less than US$0.1 million for the year ended December 31, 2015. We do not engage in any hedging activities.

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

Liquidity and Capital Resources

As of December 31, 2017, we had approximately US$359.5 million in cash and cash equivalents and approximately US$6.9 million in short-term investments. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities. Our short-term investments consist primarily of bond funds and principal protected notes that we trade.

We believe our existing cash balances and short-term investments, together with cash we expect to generate from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, availability of attractive acquisition and investment opportunities, dividend payments, and share repurchases. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	As Adjusted(1)
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	65,946	125,568	103,881
Net cash used in investing activities(1)	(58,458)	(8,220)	(14,548)
Net cash provided by (used in) financing activities	(20,271)	2,194	(31,740)
Depreciation and amortization	8,987	11,585	13,133
Capital expenditures	(23,664)	(12,220)	(11,683)

(1)	The selected consolidated statement of cash flow data for the year ended December 31, 2015 was retrospectively adjusted to reflect the Company’s election to early adopt the accounting update of the classification and presentation of changes in restricted cash on the statement of cash flows. See Note 2 to our audited consolidated financial statement included in this annual report for more information.

Operating activities

Our net cash provided by operating activities was approximately US$103.9 million for the year ended December 31, 2017, compared to net cash provided by operating activities of approximately US$125.6 million and US$65.9 million during 2016 and 2015, respectively.

For the year ended December 31, 2017, cash flow provided by operations of US$103.9 million resulted primarily from our net income of US$75 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$13.1 million of depreciation and amortization and US$15.5 million of stock-based compensation.

•	We increased working capital by US$5.6 million. Inventory increased by US$22.3 million, notes and accounts receivable increased by US$5.2 million, notes and accounts payable increased by US$24.2 million, income tax payable decreased by US$8.7 million, and other assets net of other liabilities provided US$6.4 million of cash.

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

Investing activities

Our net cash used in investing activities was approximately US$14.5 million for the year ended December 31, 2017, compared to net cash used in investing activities of approximately US$8.2 million for the year ended December 31, 2016. In 2017, we paid US$11.7 million for the routine purchase of software, design tools and other items and US$2.9 million to acquire Bigtera.

Our net cash used in investing activities was approximately US$8.2 million for the year ended December 31, 2016, compared to net cash used in investing activities of approximately US$58.5 million for the year ended December 31, 2015. In 2016, we paid $12.2 million for the routine purchase of software, design tools and other items.

Financing activities

Our net cash used in financing activities was approximately US$31.7 million for the year ended December 31, 2017, compared to net cash provided by financing activities of approximately US$2.2 million for the year ended December 31, 2016. Our cash used in financing activities in 2017 consists primarily of US$32.1 million of dividend payments.

Our net cash provided by financing activities was approximately US$2.2 million for the year ended December 31, 2016, compared to net cash used in financing activities of approximately US$20.3 million for the year ended December 31, 2015. Our cash provided by financing activities in 2016 consists primarily of US$25.0 million of loans from banks offset by US$22.9 million of dividend payments.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2017:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	US$	US$	US$	US$	US$
	(in thousands)
Operating leases	9,546	3,711	4,611	1,224	—
Capital leases	125	125	—	—	—
Pension	1,768	1,768	(a)	(a)	(a)
Long-term payable	674	566	108	—	—
Other long term liabilities	7,456	1,244	6,212	—	—

Contractual cash obligations	19,569	7,414	10,931	1,224	—

(a)	Our pension obligation after one year has not been estimated.

We increased long-term taxes payable of US$4,770 thousand related to uncertain tax positions as of December 31, 2017. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

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

Name	Age	Position
James Chow	67	Chairman of the Board
Wallace C. Kou	59	President, Chief Executive Officer and Director
Steve Chen	46	Director
Tsung-Ming Chung	68	Director
Lien-Chun Liu	60	Director
Yung-Chien Wang	55	Director
Han-Ping D. Shieh	64	Director
Riyadh Lai	49	Chief Financial Officer
Nelson Duann	49	Senior VP of Marketing & OEM Business, Mobile Storage
Sangwoo Han	49	Senior VP and General Manager, Mobile Communications
Xueshi Yang	41	Senior VP and General Manager, Shannon Systems
Arthur Yeh	57	VP of Sales, Mobile Storage
Robert Fan	54	President of SMI USA
John (Chun-O) Kim	57	VP of Sales, Mobile Communications
David Yu	43	VP of Sales & Marketing, Shannon Systems
Leander Yu	43	VP of Sales & Marketing, Bigtera
Frank Chang	51	VP of R&D, Mobile Storage
Ken Chen	56	VP of Operations
Kevin Yeh	54	VP of R&D, Algorithm & Technology
John (Jong Ryul) Lee	54	VP of R&D, Mobile Communications
Derek Zhou	41	VP of R&D, Shannon Systems
Jason Chiang	50	VP of HR and Administration, and Special Assistant to CEO
Frank Shu	61	VP of R&D, Verification Engineering & Compatibility Test
Mike Jing	58	VP of IT

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

Lien-Chun Liu, Director

Ms. Liu joined our board of directors in June 2005. She is Vice President of the International Council of Women and currently also serves on the board of supervisors of Concord VIII Venture Capital Co., Ltd. and the board of directors of New Tamsui Golf Course. She was formerly a research fellow at the Taiwan Research Institute and served on the board of supervisors of China Television Corp. from 2000 to 2004. Ms. Liu has a BA from Wellesley College and a JD from Boston College Law School.

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

Han-Ping D. Shieh, Director

Mr. Shieh joined our board of directors in 2014. He is a Chair Professor at National Chiao Tung University (NCTU) in Taiwan, a fellow of the Institute of Electrical and Electronics Engineers, The Optical Society and the Society for Information Display and a board member of Young Optics Inc. and Focal Tech. Inc. Mr. Shieh received his PhD in Electrical and Computer Engineering from Carnegie Mellon University in 1987. He joined NCTU as a professor in 1992 and was previously a Research Staff Member at the IBM Thomas J. Watson Research Center. He was previously the Dean of the College of Electrical and Computer Engineering, Senior Vice President at NCTU and Vice Chancellor at the University of Taiwan.

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

Nelson Duann, Senior VP of Marketing & OEM Business, Mobile Storage

Mr. Duann became our Senior Vice President in charge of our mobile storage marketing and OEM business in July 2015. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has almost 20 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems Inc., focusing on UltraSPARC microprocessor projects. He has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

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

Arthur Yeh, VP of Sales, Mobile Storage

Mr. Yeh has served as our Vice President in charge of our mobile storage sales since November 2004. Mr. Yeh has over 20 years of sales experience managing marketing strategies, including product promotions and sales activities for semiconductor products. Mr. Yeh previously served in management positions at VIA Technologies for 10 years and joined us in 2004. Mr. Yeh holds an MS degree in Management Business Administration from the National Chung Hsing University, in Taiwan.

Robert Fan, President of SMI USA

Mr. Fan has served as President of SMI USA in charge of Silicon Motion’s business operations in the Americas and Europe since November 2016. He also oversees corporate marcom and PR efforts as well as the graphics business. Mr. Fan has over 25 years of sales and marketing experience and joined Silicon Motion in May 2013 as Vice President and General Manager of SMI USA. Prior to Silicon Motion, Mr. Fan served in executive management roles at Spansion, IDT, Staktek, Berkana Wireless (acquired by Qualcomm) and Resonext (acquired by RF Micro Devices). He also spent over nine years at Intel in sales, marketing and management positions. Mr. Fan holds a BS in Electrical Engineering from the University of California, Berkeley and MSEE from Santa Clara University, and completed the General Management Executive Program at McCombs School of Business, University of Texas.

John (Chun-O) Kim, VP of Sales, Mobile Communications

Mr. Kim became the Vice President of our Mobile Communications product line in July 2008. He was formerly the Vice President of Sales at FCI, a company that we acquired in April 2007. Mr. Kim joined FCI in 2006 and had previously served in management positions at Hewlett-Packard’s semiconductor division (which became Avago Technologies) and as a CEO of a private company. Mr. Kim has over 16 years of semiconductor sales leadership experience, including managing marketing strategies, product promotions and sales activities. He has an MS in Electrical Engineering from Ajou University in Korea.

David Yu, VP of Sales & Marketing, Shannon Systems

Mr. Yu joined us in July 2015 as Vice President of Sales & Marketing of Shannon Systems, our enterprise SSD product line, following our acquisition of this business. He joined Shannon Systems in 2014 and has been instrumental in managing its rapid sales growth. Previously and for over 10 years, he held sales leadership positions at Infineon and RF Micro Devices in China. He holds an MS in Management from the University of Ottawa and a BS in Electrical Engineering from Tsinghua University in China.

Leander Yu, VP of Sales & Marketing, Bigtera

Mr. Yu joined us in July 2017 as Vice President of Sales and Marketing of Bigtera, our software-defined storage (SDS) product line, following our acquisition of this business. He founded Bigtera in 2012 to provide enterprise-class SDS to the Greater China market. Prior to Bigtera, Mr. Yu was a senior architect at Trend Micro and its subsidiary TCloud Computing and responsible for the design of software solutions including cloud storage products. He has a BS in Computer Science and Information Engineering from National Taiwan University.

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

Kevin Yeh, VP of R&D, Algorithm & Technology

Mr. Yeh became our Vice President of research and development in August 2012. He joined Silicon Motion in September 2003 as a product marketing director, before leading our Algorithm and Technology R&D team. Mr. Yeh has more than 20 years of experience in semiconductor product design, development and marketing. Prior to Silicon Motion, Mr. Yeh worked in Taiwan Semiconductor Manufacturing Company, Neo Magic, VLSI Technology and LSI. Mr. Yeh holds a BS degree in Control Engineering from National Chiao Tung University in Taiwan and an MS degree in Electronic Engineering from Syracuse University.

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

Derek Zhou, VP of R&D, Shannon Systems

Mr. Zhou joined us in July 2015 as Vice President of R&D of Shannon Systems, our enterprise SSD product line, following our acquisition of this business. He co-founded Shannon Systems in 2011 with Mr. Yang and as CTO, managed the development of enterprise-grade PCIe SSDs that were the industry’s first in terms of storage capacity and scalability, ultra-low latency and low-power envelope. Prior to Shannon, he was a senior ASIC design engineer with 10 years of experience at Nvidia and Chrontel. He holds an MS in Electrical Engineering from Binghamton University and a BS in Electrical Engineering from Tsinghua University in China.

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

Frank Shu, VP of R&D, Verification Engineering & Compatibility Test

Mr. Shu has served as our Vice President of R&D, Verification Engineering & Compatibility Test since September 2013. He joined us in July 2012 as Vice President of SSD System Technology. Mr. Shu has more than 20 years of experience in the storage and PC system industry. Before joining Silicon Motion, Mr. Shu was the VP of R&D in charge of SSD testing at Allion Labs. Mr. Shu also worked for Microsoft and played a key role in defining and developing the software storage stack for the Windows operating system. Prior to Microsoft, Mr. Shu worked for Fujitsu, Seagate and Everex. Mr. Shu has a BS in Electronic Engineering from Nanjing Aeronautical Institute in China and an MS in Computer Science from the Oregon Graduate Institution of Science & Technology.

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

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of independent registered public accounting firms, overseeing our accounting and financial reporting processes and the audits of our financial statements, and pre-approving audit and permissible non-audit services provided by independent registered public accounting firms. Tsung-Ming Chung, Lien-Chun Liu, and Yung-Chien Wang are members of our audit committee. Our board of directors has determined that Mr. Chung, the Chairman of the audit committee, is the committee’s “Audit Committee Financial Expert” as required by Nasdaq and U.S. Securities and Exchange Commission (“SEC”) rules.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2017, the aggregate compensation to our directors and senior executive officers was approximately US$5.05 million. In 2017, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 233,200 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2015	2016	2017
Management and administration	117	121	128
Operations	37	41	42
Research and development	640	767	861
Sales and marketing	179	193	219

Total	973	1,122	1,250

As of December 31, 2017, we had 1,250 total employees, including 800 in Taiwan, 34 in the United States, 255 in China, 154 in Korea, and 7 in Japan. 1,012 of our total employees are engineers.

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

There were 144,423,180 of our ordinary shares outstanding as of March 31, 2018. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,341,266	1.62
Wallace C. Kou (2)	3,295,594	2.28
Steve Chen (3)	30,000	*
Tsung-Ming Chung (4)	60,000	*
Lien-Chun Liu (5)	214,280	*
Yung-Chien Wang (6)	818,674	*
Han-Ping D. Shieh (7)	38,800	*
Riyadh Lai (8)	1,772,380	1.23
Nelson Duann (9)	36,000	*
Sangwoo Han (10)	106,608	*
Xueshi Yang (11)	790,188	*
Arthur Yeh (12)	155,248	*
Robert Fan (13)	62,000	*
John (Chun-O) Kim (14)	43,600	*
David Yu(15)	11,248	*
Frank Chang (16)	19,440	*
Ken Chen (17)	196,049	*
Kevin Yeh (18)	71,600	*
John (Jong Ryul) Lee (19)	27,504	*
Derek Zhou (20)	472,476	*
Leander Yu	—	*
Jason Chiang (21)	451,263	*
Frank Shu (22)	51,000	*
Mike Jing (23)	7,500	*

*	Less than one percent
(1)	Represents 2,341,266 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.
(2)	Represents 2,860,500 shares owned by Mr. Kou, 435,094 shares owned by his family members.
(3)	Represents 30,000 shares owned by Mr. Chen.
(4)	Represents 60,000 shares owned by Mr. Chung.
(5)	Represents 214,280 shares owned by Ms. Liu.
(6)	Represents 818,674 shares owned by Mr. Wang.
(7)	Represents 38,800 shares owned by Mr. Shieh.
(8)	Represents 952,500 shares owned by Mr. Lai and 819,880 shares owned by his spouse.
(9)	Represents 36,000 shares owned by Mr. Duann.
(10)	Represents 106,608 shares owned by Mr. Han.
(11)	Represents 16,000 shares owned by Mr. Yang and 774,188 shares owned by Mr. Yang’s holding company.
(12)	Represents 155,248 shares owned by Mr. Yeh.
(13)	Represents 62,000 shares owned by Mr. Fan.
(14)	Represents 43,600 shares owned by Mr. Kim.
(15)	Represents 11,248 shares owned by Mr. Yu.
(16)	Represents 19,440 shares owned by Mr. Chang.

(17)	Represents 190,324 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(18)	Represents 71,600 shares owned by Mr. Yeh.
(19)	Represents 27,504 shares owned by Mr. Lee.
(20)	Represents 15,000 shares owned by Mr. Zhou and 457,476 shares owned by Mr. Zhou’s holding company.
(21)	Represents 439,813 shares owned by Mr. Chiang and 11,450 shares owned by his spouse.
(22)	Represents 51,000 shares owned by Mr. Shu.
(23)	Represents 7,500 shares owned by Mr. Jing.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2018, there were 144,423,180 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2018, we had 36,028,129 ADSs, representing 144,112,516 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2018:

Identity of person or group	Number of shares owned		Percentage Owned (1)
Lazard Asset Management LLC	9,116,780	(2)	6.3%
ARGA Investment Management, LP and Avula Rama Krishna.	8,355,084	(3)	5.8%

(1)	Based on 144,423,180 ordinary shares outstanding as of March 31, 2018.
(2)	Lazard Asset Management LLC held 2,279,195 ADSs (representing 9,116,780 ordinary shares), according to a Schedule 13G dated February 9, 2018.
(3)	ARGA Investment Management, LP and Avula Rama Krishna held 2,088,771 ADSs (representing 8,355,084 ordinary shares), according to a Schedule 13G dated February 9, 2018.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred between January 1, 2015 and April 26, 2018 (other than ordinary course compensation paid to employees, officers and directors and described elsewhere in this annual report).

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. SMI USA filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. As a holder of allowed claims, we are entitled to receive distribution pursuant to the bankruptcy plan. On December 31, 2017, we received total distributions of US$265 thousand from the CLT. We are not expecting further distributions.

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

Dividends

We paid a total of $22.9 million and $32.1 million in dividends during 2016 and 2017, respectively. On October 24, 2016 and October 24, 2017, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. Future dividends, if any, on our outstanding ADSs and ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant. Any future dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Significant Changes

No significant changes have occurred since the date of our audited consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2013 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2013	16.19	9.90
2014	28.96	12.92
2015	37.60	20.01
2016	55.85	27.41
2017	55.68	37.37

Quarterly:
First Quarter, 2016	39.89	27.41
Second Quarter, 2016	47.80	36.90
Third Quarter, 2016	55.85	47.74
Fourth Quarter, 2016	53.17	40.43

First Quarter, 2017	47.33	37.37
Second Quarter, 2017	55.68	44.00
Third Quarter, 2017	49.85	40.33
Fourth Quarter, 2017	55.12	46.50
First Quarter 2018	56.51	42.57

Monthly
November 2017	52.84	46.51
December 2017	55.12	50.74
January 2018	56.51	45.51
February 2018	50.88	42.57
March 2018	50.19	44.74
April 2018 (1)	49.68	46.00

(1)	Through April 27, 2018.

ITEM 10.	ADDITIONAL INFORMATION

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

The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2017 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2017 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

U.S. holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 24% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Foreign currency risk. Since 2012, we consider our direct exposure to foreign exchange rate fluctuations to be minimal. Prior to 2012, we reported our financial results in NT dollars and our direct exposure to foreign exchange rate fluctuations was more significant. Gains or losses from foreign currency re-measurement are included in “Non-Operating Income (Expenses)” in our Consolidated Financial Statements. The impact of foreign currency transaction gain or loss included in determining net income (loss) for 2015, 2016 and 2017 was US$0.1 million, US$(0.7) million and US$(0.2) million, respectively. Currently, the majority of our revenue, cost of sales, accounts receivable, and accounts payable are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.

Also refer to “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. Prior to March 2007, we invested in equity instruments of privately held companies. We have minority stake equity investments in Cashido and Vastview Technology, private companies related to semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2017, the aggregate carrying value of these investments on our balance sheet was nil. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. The impairments loss for the years ended on December 31, 2015, 2016 and 2017 was nil, US$13 thousand and US$120 thousand, respectively.

As of December 31, 2017, we also had the short-term investments of US$6.1 million in principal protected notes and of US$0.8 million in bond funds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2017, we received from our depositary bank a reimbursement of US$0.6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2017 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 excluded the internal control over financial reporting of Bigtera, because Bigtera was acquired on July 3, 2017 and whose financial statements constitute 0.44% and 0.55% of net and total assets, respectively, 0.56% of net sales, and 0.52% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2017.

Changes in Internal Control over Financial Reporting

During 2017, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 30, 2018 expressed an unqualified opinion on those financial statements.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Bigtera, which was acquired on July 3, 2017 and whose financial statements constitute 0.44% and 0.55% of net and total assets, respectively, 0.56% of net sales, and 0.52% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at Bigtera.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 30, 2018

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2016 and 2017. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2016	2017
	US$	US$
	(in thousands)
Audit Fees (1)	870	880
Audit-Related Fees (2)	—	—
Tax Fees (3)	190	213
All Other Fees (4)	—	—
Total	1,060	1,093

(1)	Audit Fees. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, consultations provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)	Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2016 or 2017.
(3)	Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.
(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2016 or 2017.

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

In 2017 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

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

Our consolidated financial statements are included in this annual report at pages F-1 through F-40.

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

Date: April 30, 2018

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 30, 2018

We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2016	2017
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	274,483	359,453
Short-term investments	3,302	6,941
Notes and accounts receivable, net	73,599	79,135
Inventories	71,887	94,186
Restricted assets-current	44,393	19,515
Noncurrent assets held for sale	3,363	—
Prepaid expenses and other current assets	5,873	9,567

Total current assets	476,900	568,797
Long-term investments	120	—
Property and equipment, net	47,892	51,370
Deferred income tax assets, net	3,983	3,402
Goodwill	68,656	58,964
Intangible assets, net	5,227	7,429
Other assets	3,248	3,770

Total assets	606,026	693,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	31,739	56,423
Bank loan	25,000	25,000
Income tax payable	20,271	11,492
Current portion of long-term payable	240	566
Accrued expenses and other current liabilities	68,736	83,763

Total current liabilities	145,986	177,244
Long-term payable, net of current portion	367	108
Other long-term liabilities	16,910	22,329

Total liabilities	163,263	199,681

Commitments and Contingencies (Note 18)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 141,311 thousand shares in 2016 and 143,162 thousand shares in 2017	1,413	1,431
Additional paid-in capital	226,658	242,487
Accumulated other comprehensive income (loss)	(1,032)	2,643
Retained Earnings	215,724	247,490

Total shareholders’ equity	442,763	494,051

Total liabilities and shareholders’ equity	606,026	693,732

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
NET SALES	361,297	556,146	523,404
COST OF SALES	176,765	281,541	272,210

GROSS PROFIT	184,532	274,605	251,194

OPERATING EXPENSES
Research and development	71,161	92,405	102,053
Sales and marketing	20,173	25,765	25,868
General and administrative	15,714	17,072	16,933
Impairment of goodwill	—	—	10,337
Amortization of intangible assets	1,051	2,103	2,534
Gain from disposal of noncurrent assets held for sale	—	—	(1,880)

Total operating expenses	108,099	137,345	155,845

OPERATING INCOME	76,433	137,260	95,349

NON-OPERATING INCOME (EXPENSES)
Gain from disposal of short-term investments	3	2	103
Interest income	2,025	2,158	4,268
Foreign exchange gain (loss), net	76	(692)	(157)
Impairment of long-term investments	—	(13)	(120)
Interest expense	(47)	(127)	(423)
Other income (loss), net	10	42	(19)

Total non-operating income	2,067	1,370	3,652

INCOME BEFORE INCOME TAX	78,500	138,630	99,001
INCOME TAX EXPENSE	18,249	27,690	24,046

NET INCOME	60,251	110,940	74,955

EARNINGS PER ORDINARY SHARE:
Basic	0.44	0.79	0.53

Diluted	0.43	0.78	0.52

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	138,100	140,919	142,738

Diluted (Thousands)	139,634	142,050	143,606

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	1.75	3.15	2.10

Diluted	1.73	3.12	2.09

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	34,525	35,230	35,684

Diluted (Thousands)	34,909	35,513	35,902

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
NET INCOME	60,251	110,940	74,955

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(1,868)	(1,555)	3,390
Change in deferred pension gain (loss)	(4)	(110)	285

OTHER COMPREHENSIVE INCOME (LOSS)	(1,872)	(1,665)	3,675

TOTAL COMPREHENSIVE INCOME	58,379	109,275	78,630

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2015	135,622	1,356	190,783	2,505	109,456	304,100
Net income	—	—	—	—	60,251	60,251
Other comprehensive income	—	—	—	(1,872)	—	(1,872)
Issuance of ordinary shares for Shannon Systems acquisition	1,560	16	7,624	—	—	7,640
Stock-based compensation expenses	—	—	10,418	—	—	10,418
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	2,339	23	418	—	—	441
Dividends declared (US$0.2625 per ordinary share)	—	—	—	—	(36,480)	(36,480)

BALANCE, DECEMBER 31, 2015	139,521	1,395	209,243	633	133,227	344,498
Net income	—	—	—	—	110,940	110,940
Other comprehensive income	—	—	—	(1,665)	—	(1,665)
Stock-based compensation expenses	—	—	17,364	—	—	17,364
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,790	18	51	—	—	69
Dividends declared (US$0.20 per ordinary share)	—	—	—	—	(28,443)	(28,443)

BALANCE, DECEMBER 31, 2016	141,311	1,413	226,658	(1,032)	215,724	442,763
Net income	—	—	—	—	74,955	74,955
Other comprehensive income	—	—	—	3,675	—	3,675
Stock-based compensation expenses	—	—	15,494	—	—	15,494
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,851	18	335	—	—	353
Dividends declared (US$0.30 per ordinary share)	—	—	—	—	(43,189)	(43,189)

BALANCE, DECEMBER 31, 2017	143,162	1,431	242,487	2,643	247,490	494,051

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2015	2016	2017
	As Adjusted
	(Note 2)	(Note 2)	(Note 2)
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	60,251	110,940	74,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,936	9,482	10,599
Amortization of intangible assets	1,051	2,103	2,534
Gain from disposal of short-term investments	(3)	(2)	(103)
Impairment of long-term investments	—	13	120
Stock-based compensation	10,418	17,364	15,494
Loss on disposal of property and equipment	10	33	4
Impairment of goodwill	—	—	10,337
Gain from disposal of noncurrent assets held for sale	—	—	(1,880)
Deferred income taxes	911	(3,373)	581
Changes in operating assets and liabilities:
Short-term investments	—	(2,710)	(3,208)
Notes and accounts receivable	(29,179)	(14,620)	(5,156)
Inventories	(410)	(24,777)	(22,299)
Prepaid expenses and other current assets	(664)	(1,313)	1,585
Other assets	136	(5)	(138)
Notes and accounts payable	7,651	9,198	24,248
Accrued expenses and other current liabilities	11,020	12,180	458
Income tax payable	(4,301)	6,876	(8,779)
Other liabilities	1,119	4,179	4,529

Net cash provided by operating activities	65,946	125,568	103,881

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held-to-maturity financial assets	(4,000)	—	—
Proceeds from sale of held-to-maturity financial assets	—	4,000	—
Business acquisition-net of cash, cash equivalents, and restricted cash acquired	(30,286)	—	(2,865)
Increase of prepaid expenses and other current assets	(508)	—	—
Purchase of property and equipment	(23,664)	(12,220)	(11,683)

Net cash used in investing activities	(58,458)	(8,220)	(14,548)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	494	93	380
Proceeds from bank loan	—	25,000	25,000
Repayments of bank loan	—	—	(25,000)
Dividends paid	(20,765)	(22,899)	(32,120)

Net cash provided by (used in) financing activities	(20,271)	2,194	(31,740)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(12,783)	119,542	57,593
EFFECT OF EXCHANGE RATE CHANGES	(953)	(521)	2,753
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	215,892	202,156	321,177

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	202,156	321,177	381,523

SUPPLEMENTAL INFORMATION
Interest paid	6	105	367

Income taxes paid	20,494	24,300	30,910

	Year Ended December 31
	2015	2016	2017
	As Adjusted
	(Note 2)	(Note 2)	(Note 2)
	US$	US$	US$
Acquisition of Shannon Systems (Note 3)
Fair value of assets acquired, net of cash, cash equivalents, and restricted cash acquired	43,661	—	—
Other long-term liabilities	(5,735)	—	—
Issuance of stock	(7,640)	—	—

Cash paid for business acquisition, net of cash, cash equivalents, and restricted cash acquired	30,286	—	—

Acquisition of Bigtera (Note 3)
Fair value of assets acquired, net of cash, cash equivalents, and restricted cash acquired	—	—	4,586
Other current liabilities	—	—	(1,244)
Other long-term liabilities	—	—	(477)

Cash paid for business acquisition, net of cash, cash equivalents, and restricted cash acquired	—	—	2,865

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

The Company acquired SMI Taiwan in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. In April 2007, the Company acquired FCI, a leading designer of RF ICs for mobile TV and wireless communications based in South Korea. In July 2015, the Company acquired Shanghai Baocun Information Technology Co., Ltd. (“Shannon Systems”), China’s leading enterprise-class PCIe SSD company based in Shanghai, China. In July 2017, the Company acquired Bigtera, a software defined storage company.

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

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents, short term investments and accounts receivable. Cash, cash equivalents and short-term investments balances are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables, is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended based upon payment history and the customer’s current credit worthiness. The Company regularly reviews the allowance for bad debt and doubtful accounts by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. Sales to one customer in 2015 and 2016, and two customers in 2017 accounted for 10% or more of the Company’s net sales, and these sales represented 30%, 28% and 39% of the Company’s net sales in 2015, 2016 and 2017, respectively. In 2015 and 2016, the significant customer was SK Hynix and in 2017, SK Hynix and Intel. The Company’s top ten customers in 2015, 2016 and 2017 accounted for approximately 72%, 75% and 72% of net sales, respectively.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on discounted cash flow, or other valuation techniques. Long-term investments in privately-held companies with no readily determinable market value are recorded using the cost method, since the cost of obtaining verifiable fair value is unreasonably high. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded for that period. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.

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

Short-term Investments

The Company’s short-term investments primarily includes short-term income yielding investments with original maturities greater than three months from the purchase date and remaining maturities less than one year. These short-term investments consist mostly of bond funds and principal protected notes that are bought and held principally for the purpose of selling them in the near term and are classified as trading securities as well as senior notes classified as held-to-maturity investments with maturities less than one year. Trading securities are reported at fair value with the subsequent changes in fair value recorded in earnings as unrealized gains and losses. Senior notes are measured at amortized cost using the effective interest method less any impairment.

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

software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Depreciation expense recognized for the years ended December 31, 2015, 2016 and 2017 was approximately US$7,936 thousand, US$9,482 thousand and US$10,599 thousand, respectively.

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

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net tangible and intangible assets acquired in a business combination. Intangible assets, which consist primarily of development technology, are amortized over their estimated useful lives, of 3.5 to 5.5 years.

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 11, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2015, 2016 and 2017.

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducts its annual impairment test of goodwill on November 30. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Prior to fiscal 2017, goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2017-04, which removes step two from the goodwill impairment test. The Company elected to early adopt this ASU in the fourth quarter of 2017, in conjunction with the Company’s annual review for impairment.

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

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2015, 2016 and 2017, the Company did not experience significant costs associated with warranty returns.

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

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2015, 2016 and 2017:

	Year Ended December 31, 2015			Year Ended December 31, 2016			Year Ended December 31, 2017
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	3,354	(849)	2,505	1,486	(853)	633	(69)	(963)	(1,032)
Current-period change	(1,868)	(4)	(1,872)	(1,555)	(110)	(1,665)	3,390	285	3,675

Ending balance	1,486	(853)	633	(69)	(963)	(1,032)	3,321	(678)	2,643

Legal Contingencies

The Company is regularly involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units were 1,534 thousand shares (384 thousand ADSs), 1,131 thousand shares (283 thousand ADSs) and 868 thousand shares (218 thousand ADSs) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Dividends

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter. On October 24, 2016 and October 24, 2017, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

Recent Accounting Pronouncements

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company will adopt this new standard as of January 1, 2018, using the modified retrospective method with the cumulative effect of initially applying it recognized at the date of initial application. The Company has finalized its assessment and has identified that the adoption of this new standard will not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

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

In November 2015, the FASB issued an accounting update to simplify the presentation of deferred income taxes. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance. This amendment is effective prospectively or retrospectively for annual periods beginning after December 15, 2016 and early application is permitted. The Company elected to have an early adoption of the amendment as of December 31, 2015, and the adoption of this amendment did not have a material impact on the Company’s financial position.

In February 2016, the FASB issued a new standard regarding leases (Topic 842). The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. In January 2018, the FASB issued an amendment that permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840, the current standard regarding leases. The guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect this standard will have on its financial position, results of operations, cash flow and financial statement disclosures.

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

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

In October 2016, the FASB issued an accounting update to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (“VIE”) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under this amendment, the single decision maker is required to consider that indirect economic interests in the VIE held through related parties that are under common control on a proportionate basis. However, this amendment does not change the existing characteristics of a primary beneficiary. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

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

The following table reflects the adjustments made to the consolidated statements of cash flows to confirm prior period classifications under the new guidance for the periods presented:

	As Reported	Adjustment	As Adjusted
	US$	US$	US$
Year Ended December 31, 2014:
Net cash provided by operating activities	68,725	—	68,725
Net cash provided by (used in) investing activities	(15,413)	3,817	(11,596)
Net cash used in financing activities	(19,710)	—	(19,710)

Net increase (decrease) in cash, cash equivalents, and restricted cash*	33,602	3,817	37,419
Effect of exchange rate changes	(1,111)	—	(1,111)
Cash, cash equivalents, and restricted cash* at beginning of year	161,720	17,864	179,584

Cash, cash equivalents, and restricted cash* at end of year	194,211	21,681	215,892

Year Ended December 31, 2015:
Net cash provided by operating activities	65,946	—	65,946
Net cash used in investing activities	(58,414)	(44)	(58,458)
Net cash used in financing activities	(20,271)	—	(20,271)

Net increase (decrease) in cash, cash equivalents, and restricted cash*	(12,739)	(44)	(12,783)
Effect of exchange rate changes	(953)	—	(953)
Cash, cash equivalents, and restricted cash* at beginning of year	194,211	21,681	215,892

Cash, cash equivalents, and restricted cash* at end of year	180,519	21,637	202,156

*	The restricted cash is only included in the amount of “as adjusted” item.

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

	As of December 31
	2014	2015	2016	2017
	US$	US$	US$	US$
Cash and cash equivalents	194,211	180,519	274,483	359,453
Restricted cash included in restricted assets-current	19,322	19,328	44,393	19,515
Restricted cash included in other assets	2,359	2,309	2,301	2,555

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	215,892	202,156	321,177	381,523

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

In January 2017, the FASB issued an accounting update to simplify the accounting treatment for the impairment of goodwill. The amendment eliminates Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, under this amendment, the entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value and the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendment is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company adopted this amendment beginning in fiscal 2017 and performed the annual goodwill impairment test in accordance with the amended guidance. Refer to Note 11 for discussion of the annual goodwill impairment test.

In February 2017, the FASB issued an accounting update to clarify the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets. The amendment defines the term “in substance nonfinancial asset” as a financial asset promised to counterparty in a contract if substantially all of the fair value of assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in nonfinancial assets and clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. The amendment also clarifies that an entity should allocate consideration to each distinct asset by applying the guidance in Topic 606 on allocating the transaction price to performance obligations. Under this amendment, an entity is required to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it (1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Topic 810 and (2) transfers control of the asset in accordance with Topic 606. Once an entity transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset, it is required to measure any noncontrolling interest it receives (or retains) at fair value. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied on a full or modified retrospective basis. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In March 2017, the FASB issued an accounting update to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendment requires that an entity disaggregates the service cost component from the other components of net benefit cost and present the service cost component with other current compensation costs for related employees in the income statement. The amendment also requires an entity presents the other components elsewhere in the income statement and outside of income from operation if such subtotal is presented and allow only the service cost component of net benefit cost to be eligible for capitalization. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendment allows for a practical expedient that permits an entity to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. The Company intends not to apply the practical expedient for apply the retrospective presentation requirements. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In May 2017, the FASB issued an accounting update to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change in the terms or conditions of a share-based payment award. Under the amendment, modification accounting is required to be applied unless all of the following are the same immediately before and after the change: (1) the award’s fair value (or calculated value or intrinsic value, if those measurement methods are used); (2) the award’s vesting conditions; and (3) the award’s classification as an equity or liability instrument. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied prospectively to an award modified on or after the adoption date. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

3. BUSINESS ACQUISITION

Shannon

On July 1, 2015, the Company completed its acquisition of Shannon Systems, China’s leading enterprise-class PCIe SSD company based in Shanghai, China. In exchange for 100% of the outstanding shares of common stock of Shannon Systems, the Company issued 1,560 thousand ordinary shares with fair value of US$7,640 thousand and paid approximately US$37,925 thousand in cash. The value of the 1,560 thousand ordinary shares issued was determined based on the market value of the Company’s common shares at the date of the acquisition, discounted for the fact that the shares are restricted as to their marketability for a period of five years from the issuance date. In 2015, the Company incurred US$359 thousand of acquisition costs which comprised primarily of transaction fees and direct acquisition costs, including legal, accounting, and other professional fees. These costs are included in the line item of “operating expenses—general and administrative” on the consolidated statements of income.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

US$
Cash, cash equivalents and restricted cash	1,904
Accounts receivable, net	946
Inventories	2,624
Other current assets	288
Property and equipment	71
Goodwill	33,204
Identifiable intangible assets	8,381
Accounts payable	(644)
Accrued expenses and other current liabilities	(1,209)

Net assets acquired	45,565

As of December 31, 2017, approximately US$5,735 thousand has not been paid to the former shareholders of Shannon Systems and is included in other long-term liabilities on the consolidated balance sheets as of both December 31, 2016 and 2017.

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

Bigtera

On July 3, 2017, the Company completed its acquisition of Bigtera, a software defined storage company. In exchange for 100% of the outstanding shares of common stock of Bigtera, the Company paid approximately US$4,664 thousand in cash. In 2017, the Company incurred US$171 thousand of acquisition costs which comprised primarily of transaction fees and direct acquisition costs, including legal and other professional fees. These costs are included in the line item of “operating expenses—general and administrative” on the consolidated statements of income.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

US$
Cash, cash equivalents and restricted cash	78
Accounts receivable, net	380
Other current assets	14
Property and equipment	15
Goodwill	625
Identifiable intangible assets	4,736
Accounts payable	(436)
Accrued expenses and other current liabilities	(748)

Net assets acquired	4,664

As of December 31, 2017, approximately US$1,721 thousand has not been paid to the former shareholders of Bigtera and is included in other current and long-term liabilities on the consolidated balance sheets as of December 31, 2017.

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets. The identifiable intangible assets and respective useful lives are as follows:

	US$	Useful Life
Know-how	3,753	5.5
Current technology	983	5.5

Total identifiable intangible assets	4,736

Know-how represents software device storage (SDS) technology that has value through its continued use or reuse across all version of Bigtera’s software products. Such know-how derives independent value from not being generally known and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

Current technology represents the part of technology that is unique in current version of software products.

Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets. The factors that contributed to the recognition of goodwill primarily relate to expansion into new product areas and potential synergies created from combined capabilities, and goodwill is not expected to be deductible for tax purposes.

The results of Bigtera since the acquisition date included on the consolidated statement of income for the year ended December 31, 2017 were as follows:

US$
Net sales	2,993
Net income	(314)

The operating results of Bigtera have been included in the Company’s operations beginning July 3, 2017. The following unaudited pro forma information represents a summary of the results of operations as if the acquisition occurred on January 1, 2016 and 2017 and includes certain pro forma adjustments, including amortization of identifiable intangibles from that date (in thousands except earnings per share):

	Year Ended December 31
	2016	2017
Net sales	557,672	523,849
Net income	109,736	73,834
Earnings per share
Basic	0.78	0.52
Diluted	0.77	0.51
Weighted average ordinary shares outstanding (thousand)
Basic	140,919	142,738
Diluted	142,050	143,606

The pro forma results are based on various assumptions and are not necessarily indicative of what would have occurred had the acquisition closed on January 1, 2016 and 2017.

4. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2016	2017
	US$	US$
Cash and deposits in bank	58,391	59,751
Time deposits	199,064	269,392
Bonds acquired under repurchase agreements	17,028	30,310

Total cash and cash equivalents	274,483	359,453
Restricted cash (Note 2)	46,694	22,070

	321,177	381,523

5. SHORT-TERM INVESTMENTS

	December 31
	2016	2017
	US$	US$
Trading securities	3,302	6,941

The Company classified certain short-term investments as trading securities. Realized gains on sales of these trading securities were US$3 thousand, US$2 thousand and US$103 thousand for the years ended December 31, 2015, 2016 and 2017, respectively. The amount of unrealized losses related to trading securities at year end was nil for the years ended December 31, 2015, 2016 and 2017, respectively.

6. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2016	2017
	US$	US$
Trade accounts receivable	75,946	81,165
Allowance for doubtful accounts	(723)	(598)
Allowance for sales returns and discounts	(1,624)	(1,432)

	73,599	79,135

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	1,167	775	723
Reversals charged to expense, net	(392)	(12)	(125)
Write-offs	—	(40)	—

Balance, end of year	775	723	598

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Allowances for sales returns and discounts
Balance, beginning of year	1,427	1,555	1,624
Additions charged to expense, net	1,753	3,285	3,093
Actual sales return and discount	(1,625)	(3,216)	(3,285)

Balance, end of year	1,555	1,624	1,432

7. INVENTORIES

The components of inventories are as follows:

	December 31
	2016	2017
	US$	US$
Finished goods	24,782	41,365
Work in process	31,185	25,090
Raw materials	15,920	27,731

	71,887	94,186

The Company wrote down US$2,525 thousand, US$2,995 thousand and US$698 thousand in 2015, 2016 and 2017, respectively, for estimated obsolete or unmarketable inventory.

8. LONG-TERM INVESTMENTS

As of December 31, 2016 and 2017, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2016	2017	2016	2017
			US$	US$
Cost method:
Cashido Corp. (Cashido)	2.1%	2.1%	91	—
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	29	—

			120	—

In July 2001, the Company invested in the common stock of Cashido. At the time of investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices. In 2016 and 2017, the Company recognized impairment charges of US$13 thousand and US$91 thousand in its investment in Cashido, respectively.

In December 2006 and February 2007, the Company invested US$3,360 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In 2009 and 2013, the Company received US$808 thousand and US$46 thousand from capital reductions at Vastview. From 2008 to 2010, the Company recognized impairment charges of US$2,462 thousand in its investment in Vastview, and an additional charge of US$29 thousand in 2017. The impairment charges were mainly due to the declining financial performances of the investees.

The Company accounts for these investments using the cost method. These investments are evaluated for impairment on an annual basis or as circumstances warrant.

9. NONCURRENT ASSETS HELD FOR SALE

	December 31
	2016	2017
	US$	US$
Assets held for sale	3,363	—

	3,363	—

The Company vacated from an office building located in Shanghai, China and in 2016 took action to sell the property. The sale plan met all of the held-for-sale criteria in accordance with ASC 360—Property, Plant and Equipment and the asset was reclassified accordingly. In 2017, the Company sold the property to a non-affiliated third party and recognized a gain from disposal of US$1,880 thousand.

10. PROPERTY AND EQUIPMENT

	December 31
	2016	2017
	US$	US$
Cost:
Land	9,309	9,309
Buildings	29,232	30,288
Machinery and equipment	18,122	21,665
Furniture and fixtures	6,760	7,746
Leasehold and buildings improvement	4,911	5,497
Software	22,745	24,864

Total	91,079	99,369

Accumulated depreciation:
Buildings	2,708	3,472
Machinery and equipment	14,032	15,665
Furniture and fixtures	4,207	5,212
Leasehold and buildings improvement	3,591	4,213
Software	19,130	19,874

	43,668	48,436
Prepayment and construction in progress	481	437

	47,892	51,370

In April 2006, the Company began leasing a property located in Taipei, Taiwan to a third party. The lessee has been renewing the operating lease annually and last renewed in March 2018. Net carrying value of the properties as of December 31, 2016 and 2017 was US$728 thousand and US$709 thousand, respectively. Annual rental income from the lease is about US$42 thousand each year.

11. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The intangible assets acquired from the Company’s acquisition of FCI and Centronix in 2007, BTL in 2011, Shannon Systems in 2015 and Bigtera in 2017 are as follows:

	December 31
	2016				2017
	US$				US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Acquisition-related intangible assets	8,381	—	(3,154)	5,227	13,117	—	(5,688)	7,429

No impairment losses were recognized in 2015, 2016 and 2017. Amortization expense of acquisition-related intangible assets for the years ended December 31, 2015, 2016 and 2017 were US$1,051 thousand, US$2,103 thousand and US$2,534 thousand, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 and purchased of BTL’s assets in 2011 was US$66,300 thousand. As a result of the acquisition of Shannon Systems in 2015 and Bigtera in 2017, the

Company recorded additional goodwill of US$33,204 thousand and US$625 thousand, respectively. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. Goodwill is tested for impairment annually on November 30. Total goodwill was US$68,656 thousand and US$58,964 thousand as of December 31, 2016 and 2017, respectively. The Company recognizes an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its implied fair value. For the year ended December 31, 2017, the Company has elected to adopt ASU 2017-04 (as described in note 2 above). Under the updated guidance, the Company applied a one-step quantitative test and recorded the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value. Fair value determinations are sensitive to changes in the underlying assumptions and factors including those relating to estimating future operating cash flows to be generated from the reporting unit which are dependent upon historical data and internal forecasts and projections developed by management. The Company’s strategic plans, estimates of perpetual growth rate taking into account the annual goodwill impairment analysis of the current economic environment and the timing and degree of any economic recovery and market participant assumptions. Key assumptions within the five-year discounted cash flow analysis prepared for the annual goodwill impairment analysis included revenue growth rates, projected gross margins, perpetual growth rate and risk-adjusted discount rate that the Company determined to be appropriate. The inputs used are classified as Level 3 within the fair value hierarchy due to the significance of unobservable inputs using company-specific information. As a result of the goodwill impairment test conducted as of November 30, 2017, the Company determined that the carrying amounts for mobile communication unit exceed its fair value and recorded a goodwill impairment charge of US$10,337 thousand in the fourth quarter of 2017. The company used an income approach (discounted cash flow model) to determine the fair value of the mobile communication unit. The impairment charge was mainly attributable to a new project cancellation by a customer and delayed commercialization of a new product.

	December 31
	2016				2017
	US$				US$
	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	99,504	(30,808)	(40)	68,656	100,129	(41,145)	(20)	58,964

12. SHORT-TERM BANK LOANS

	December 31
	2016	2017
	US$	US$
Secured loans	25,000	25,000

	25,000	25,000

The interest expenses for the years ended December 31, 2015, 2016 and 2017 were nil, US$105 and US$387 thousand, respectively.

In 2016 and 2017, the Company obtained US dollar revolver credit facilities from two banks and drew down US$25,000 thousand in 2016 and 2017, respectively. Interest rates ranged from 0.953% to 1.51% per annum on monthly outstanding loans. In 2016, loans were secured by US$25 million of pledged deposits, which were recorded as current restricted cash, and in 2017, loans no longer required pledged deposits. The US$25 million of loans is expected to be repaid in 2018.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2016	2017
	US$	US$
Wages and bonus	29,028	29,629
Dividends	21,382	32,451
Research and development payable	5,456	5,638
License fees and royalties	4,021	3,729
Professional fees	2,038	2,286
Equipment	492	1,844
Others	6,319	8,186

	68,736	83,763

14. PENSION PLAN

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “Act”), which became effective on July 1, 2005, and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 could choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$1,015 thousand, US$1,272 thousand and US$1,579 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2016 and 2017, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2018 to be US$69 thousand which was determined based on 2% of estimated salaries in 2018.

Starting in 2010, the Company provides a defined benefit pension plan to the Korean employees of FCI with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets. FCI estimates its contribution for the year ending December 31, 2018 to be nil.

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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2015	2016	2017
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	3,320	3,632	4,242
Service cost	273	487	1,572
Interest cost	57	104	336
Actuarial loss (gain)	79	151	(665)
Benefits paid	(97)	(132)	(354)

Projected benefit obligation at end of year	3,632	4,242	5,131

Change in plan assets
Fair value of plan assets at beginning of year	2,556	2,800	3,902
Actual return on plan assets	33	33	81
Employer contributions	328	1,203	1,358
Benefits paid	(117)	(134)	(227)

Fair value of plan assets at end of year	2,800	3,902	5,114

Funded status recognized as an other asset (liabilities)	(832)	(340)	(17)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Net loss	852	963	678
Transition obligation	1	—	—

Total recognized in accumulated other comprehensive income	853	963	678

The accumulated benefit obligation for all defined benefit pension plans was US$2,098 thousand, US$2,648 thousand and US$ 3,210 thousand at December 31, 2015, 2016 and 2017, respectively.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Service cost	273	487	1,572
Interest cost	57	104	336
Projected return on plan assets	(47)	(28)	(58)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	27	11	37

Net periodic benefit cost	310	574	1,887

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2015	2016	2017
	US$	US$	US$
Recognize the decrease in net gain (loss)	4	111	(285)
Amortization of net gain (loss)	—	(1)	—

Total recognized in other comprehensive loss (income)	4	110	(285)

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$33 thousand.

Expected benefit payments:

US$
2018	188
2019	184
2020	407
2021	181
2022	182
2023 and thereafter	2,057

The actuarial assumptions to determine the benefit obligations were as follows:

	2015		2016		2017
	Taiwan	Korea	Taiwan	Korea	Taiwan	Korea
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.75%	3.90%	1.50%	3.80%	1.63%	4.10%
Rate of compensation increase	4.25%	4.00%	4.25%	3.50%	4.25%	3.50%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.75%	3.90%	1.50%	3.80%	1.63%	4.10%
Expected long-term return on plan assets	2.00%	1.20%	2.00%	1.10%	1.75%	1.10%
Rate of compensation increase	4.25%	4.00%	4.25%	3.50%	4.25%	3.50%

In 2016 and 2017, FCI’s pension plan assets were invested in principal guaranteed interest insurance contracts and fixed bank deposits, which are principal and interest guaranteed products and are classified as Level 2. These Level 2 securities were valued by discounting future cash flows using benchmark yield rates.

The fair values of FCI’s pension plan assets at December 31, 2016 and 2017 are as follows:

	December 31
	2016	2017
	US$	US$
Guaranteed interest contract
Kyobo Life Insurance Co. Ltd.	1,284	1,599
Shinhan Investment Co. .	—	374
Fixed deposit
Industrial Bank of Korea	1,537	1,892

	2,821	3,865

15. INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Current	17,338	31,063	23,465
Deferred	911	(3,373)	581

Income tax expense	18,249	27,690	24,046

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Domestic	(12,037)	(20,663)	(27,902)
Foreign	90,537	159,293	126,903

	78,500	138,630	99,001

Since the Company is based in the Cayman Islands, a British overseas territory with no corporate income tax, tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Tax expense at statutory rate of Cayman	—	—	—
Differences between Cayman and foreign statutory tax rates	18,765	34,415	24,255
Tax-exempt income	(906)	(4,648)	—
Permanent differences	(1,065)	(7,792)	(4,249)
Temporary differences	(330)	(1,533)	(1,445)
Alternative minimum tax	4	594	4
Income tax (10%) on undistributed earnings	2,460	5,677	2,709
Net changes in income tax credit	(897)	(495)	166
Net changes in valuation allowance of deferred income tax assets	1,621	1,724	(2,401)
Net operating loss carryforwards	(2,052)	(1,689)	1,492
Liabilities related to unrealized tax benefits	672	2,385	3,455
Adjustment of prior years’ taxes and others	(23)	(948)	60

Income tax expense	18,249	27,690	24,046

Deferred income tax assets (liabilities) are as follows:

	December 31
	2016	2017
	US$	US$
Notes and accounts receivable	44	44
Stock-based compensation	1,146	771
Allowance for sales return	205	154
Inventory reserve	1,646	1,311
Foreign currency translation	2	(5)
Property and equipment	383	168
Investment tax credits	8,647	9,078
Net operating loss carryforwards	12,335	10,391
Others	411	562
Valuation allowance	(20,836)	(19,072)

	3,983	3,402

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance increased by US$2,253 thousand and US$1,792 thousand for the years ended December 31, 2015 and 2016, respectively, and decreased by US$1,764 thousand for the year ended December 31, 2017. The increase in valuation allowance in 2015, and 2016 was primarily due to uncertainty in generating sufficient taxable income in the foreseeable future and utilizing operating loss carryforwards and research and development credits before they expire. The decrease in valuation allowance in 2017 was primarily due to the lower Federal corporate income tax rate that followed the enactment of the Tax Cuts and Jobs Act of 2017.

Starting from 2018, the corporate income tax rate in Taiwan increased from 17% to 20%. In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings was reduced from 10% to 5%. Deferred tax assets recognized as at December 31, 2017 are expected to be adjusted and would increase by US$529 thousand in 2018.

As of December 31, 2017, FCI had unused research and development tax credits of approximately US$4,546 thousand which will expire in the period from 2018 to 2022.

As of December 31, 2017, the Company’s United States federal net operating loss carryforwards for federal income tax purposes were approximately US$9,760 thousand. If not utilized, the federal net operating loss carryforwards will expire in 2037.

As of December 31, 2017, the Company’s United States federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,601 thousand and US$1,785 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2037 while the state tax credit carryforward has no expiration date.

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

As of December 31, 2017, the Company had accumulated undistributed earnings from a foreign subsidiary of US$325 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Unrecognized Tax Benefit

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Balance, beginning of year	4,655	5,639	10,286
Increases in tax positions taken in current year	2,337	4,675	6,647
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(1,353)	(28)	(1,877)

Balance, end of year	5,639	10,286	15,056

At December 31, 2017, the Company had US$15,056 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2015, 2016 and 2017, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$363 thousand, US$575 thousand and US$617 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2016 and 2017 was US$2,587 thousand and US$3,421 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2017:

Tax Jurisdiction	Tax Years
China	2014 and onward
Hong Kong	2014 and onward
Taiwan	2012 and onward
Korea	2012 and onward
United States	2012 onward

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

Under the dividend policy of SMI Taiwan as set forth in the amended Articles, SMI Taiwan, the Company’s largest subsidiary, must make appropriations from annual earnings to non-distributable reserve which could affect the Company’s ability to pay cash or stock dividends, if any. SMI Taiwan subsidiary may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	Payment of taxes;

b.	Recovery of prior years’ deficits, if any;

c.	10% of remaining balance after deduction for a and b as legal reserve;

d.	Special reserve based on relevant laws or regulations or 10% of remaining balance for deduction from above a to c as special reserve when necessary.

Dividends

The Company declared cash dividends per ordinary share during the periods presented as follows:

	2016		2017
	Dividends Per Share (US$)	Amount (in US$ thousands)	Dividends Per Share (US$)	Amount (in US$ thousands)
First quarter	$0.0375	$5,290	$0.050	$7,134
Second quarter	$0.0375	5,290	$0.050	7,148
Third quarter	$0.0375	5,297	$0.050	7,155
Fourth quarter	$0.0500	7,065	$0.075	10,737

		$22,942		$32,174

On October 24, 2016 and October 24, 2017, our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend of US$0.8 and US$1.2 per ADS, equivalent to US$0.2 and US$0.3 per ordinary share, which will be paid in four quarterly installments starting in the fourth quarter of 2016 and 2017, respectively. Future dividends, if any, on the Company’s outstanding ADSs and ordinary shares will be declared by and subject to the discretion of the Company’s board of directors. If the Company’s board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2005 Plan and the 2015 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2015	1,687
Authorized	20,000
Restricted stock units granted	(2,000)
Option and restricted stock units forfeited	175

Available for grant at December 31, 2015	19,862
Restricted stock units granted	(1,446)
Option and restricted stock units forfeited	335

Available for grant at December 31, 2016	18,751
Restricted stock units granted	(1,391)
Option and restricted stock units forfeited	27

Available for grant at December 31, 2017	17,387

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2015	1,058	1.47
Options forfeited	(143)	1.47
Options exercised	(336)	1.47

Outstanding at December 31, 2015	579	1.47	0.92

Options vested and expected to vest after December 31, 2015	579	1.47	0.92
Options forfeited	(257)	1.47
Options exercised	(64)	1.47

Outstanding at December 31, 2016	258	1.47	0.25

Options vested and expected to vest after December 31, 2016	258	1.47	0.25
Options exercised	(258)	1.47

Outstanding at December 31, 2017	—	—	—

No stock options were granted in 2015, 2016 and 2017. The intrinsic value of options exercised, determined as of the date of option exercise, was US$3,688 thousand, US$580 thousand and US$3,040 thousand in 2015, 2016 and 2017, respectively.

As of December 31, 2017, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were US$494 thousand, US$93 thousand and US$380 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

The related tax effect for stock-based compensation benefit were US$561 thousand, US$37 thousand, and US$124 thousand for 2015, 2016 and 2017, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2015, 2016 and 2017 was US$1,647 thousand, US$1,702 thousand and US$2,273 thousand, respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

Restricted Stock Units

A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2015	2,160	4.90	0.31
Restricted stock units granted	2,000	6.83
Restricted stock units vested	(2,003)	4.96
Restricted stock units forfeited	(32)	5.85

Non-vested at December 31, 2015	2,125	6.65	0.73
Restricted stock units granted	1,446	12.67
Restricted stock units vested	(1,726)	6.46
Restricted stock units forfeited	(78)	6.57

Non-vested at December 31, 2016	1,767	11.65	0.47
Restricted stock units granted	1,391	10.75
Restricted stock units vested	(1,593)	12.08
Restricted stock units forfeited	(27)	10.69

Non-vested at December 31, 2017	1,538	10.36	0.33

As of December 31, 2017, there was US$4,736 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2005 Plan and the 2015 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Cost of sales	261	400	293
Research and development	6,565	10,529	9,255
Sales and marketing	1,790	3,122	3,167
General and administrative	1,802	3,313	2,779

	10,418	17,364	15,494

18. COMMITMENTS AND CONTINGENCIES

FCI provided their employees with collateral for personal loans which is deposited at a designated bank and the amount deposited was US$415 thousand and US$468 thousand at December 31, 2016 and 2017, respectively. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2022. The Company recognized rent expense for the years ended December 31, 2015, 2016 and 2017 of US$2,453 thousand, US$2,595 thousand and US$3,131 thousand, respectively. The minimum operating lease payments expected under these leases as of December 31, 2017 were US$3,711 thousand, US$3,070 thousand, US$1,541 thousand, US$1,159 thousand, and US$65 thousand for the years ending December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. SMI USA filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. As a holder of allowed claims, we are entitled to receive distribution pursuant to the bankruptcy plan. On December 31, 2017, we received total distributions of US$265 thousand from the CLT. We are not expecting further distributions.

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

The Company groups its products into three categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Mobile Storage	302,910	510,687	480,735
Mobile Communications	50,896	39,322	37,447
Others	7,491	6,137	5,222

	361,297	556,146	523,404

Revenue is attributed to a geographic area based on the bill-to location. The following summarizes the Company’s revenue by geographic area:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Taiwan	71,387	75,926	72,768
United States	39,558	59,390	40,344
Japan	19,636	17,070	18,797
Korea	150,118	183,249	176,813
China	69,623	151,112	126,048
Others	10,975	69,399	88,634

	361,297	556,146	523,404

Major customers representing at least 10% of net sales

	Year Ended December 31
	2015		2016		2017
	US$	%	US$	%	US$	%
SK Hynix	108,645	30	156,541	28	150,762	29
Intel	*	*	*	*	50,205	10

*	Less than 10%

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
	2015	2016	2017
	US$	US$	US$
Taiwan	32,014	34,011	36,369
United States	274	237	242
Korea	1,891	1,448	1,936
China	16,268	12,181	12,798
Japan	22	15	25

	50,469	47,892	51,370

20. FAIR VALUE MEASUREMENT

The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. The fair value of the principal protected notes was determined by its present value utilizing rate of return as the market observable input and therefore, these are classified as Level 2 instruments. This is because there generally are no quoted prices in active markets for identical principal protected notes at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical or similar instruments, quoted prices for similar instruments in active markets, or other inputs that are observable.

For the years ended December 31, 2016 and 2017, none of the Company’s assets measured on a recurring basis was determined by using significant unobservable inputs.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2016 and 2017:

December 31, 2016

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading securities	695	2,607	—	3,302

December 31, 2017

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading securities	755	6,186	—	6,941