Form 20-F
period 2018-12-31
Silicon Motion Technology CORP
filed 2019-05-15
CIK 1329394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Cheung Sha Wan, Kowloon

Hong Kong

Tel: +852 2307 4768

Fax: + 852 2307 4368

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.01 per share* American Depositary Shares, each representing four ordinary shares	SIMO	Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American Depositary Shares, or ADSs, each representing four ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities registered or to be registered pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 144,679,404 ordinary shares as of December 31, 2018, US$0.01 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

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

Silicon Motion, the Silicon Motion logo, FCI, the FCI logo, the Shannon Systems logo, PCIe-RAID, DIRECT-IO, Hyper-IO, airRF, basicRF, ezRF, ezSYS, powerRF, twinRF, zipRF, zipSYS, VirtualZero, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD, Ferri-eMMC, Bigtera, the Bigtera logo, and NANDXtend are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors;

•	changes in our cost of finished goods;

•	the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes;

•	the effects, if any, on the price of our ADSs as a result of the announcement and implementation of our previously announced share repurchase program;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our and our customers’ products;

•	our customers’ financial health, sales outlook, purchasing patterns and inventory adjustments based on consumer demand, market adoption of new technologies and general economic conditions;

•	our ability to successfully develop, introduce and sell innovative, new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

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

The selected consolidated statements of income and cash flow data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements which are not included in this annual report. To reflect our early adoption of the new accounting update on the statement of cash flows, we retrospectively adjusted the selected consolidated statements of cash flow data for the years ended December 31, 2014 and 2015, which are not derived from our audited consolidated financial statements included in our prior annual reports. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	289,323	361,297	556,146	523,404	530,348
Cost of sales	139,625	176,765	281,541	272,210	269,541

Gross profit	149,698	184,532	274,605	251,194	260,807
Operating expenses:
Research and development	60,949	71,161	92,405	102,053	102,028
Sales and marketing	16,324	20,173	25,765	25,868	29,279
General and administrative	13,355	15,714	17,072	16,933	17,633
Impairment of goodwill and intangible assets	—	—	—	10,337	4,069
Amortization of intangible assets	—	1,051	2,103	2,534	2,964
Gain from disposal of noncurrent assets held for sale	—	—	—	(1,880)	—

Total operating expenses	90,628	108,099	137,345	155,845	155,973

Operating income	59,070	76,433	137,260	95,349	104,834

Total non-operating income	1,498	2,067	1,370	3,652	5,027
Income before income taxes	60,568	78,500	138,630	99,001	109,861
Income tax expense	16,101	18,249	27,690	24,046	11,791

Net income	44,467	60,251	110,940	74,955	98,070

Weighted average shares outstanding:
Basic	134,604	138,100	140,919	142,738	144,123

Diluted	136,787	139,634	142,050	143,606	144,512

Earnings per share:
Basic	0.33	0.44	0.79	0.53	0.68

Diluted	0.33	0.43	0.78	0.52	0.68

Earnings per ADS (1):
Basic	1.32	1.75	3.15	2.10	2.72

Diluted	1.30	1.73	3.12	2.09	2.71

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	194,211	180,519	274,483	359,453	284,989
Other current assets	96,229	134,657	202,417	209,344	213,501
Working capital	234,374	226,889	330,914	391,553	384,839
Long-term investments	133	133	120	—	4,242
Property and equipment, net	35,537	50,469	47,892	51,370	101,410
Goodwill and intangible assets, net	35,467	75,990	73,883	66,393	59,352
Other non-current assets	4,957	3,860	7,231	7,172	9,120
Total assets	366,534	445,628	606,026	693,732	672,614
Total liabilities	62,434	101,130	163,263	199,681	140,337
Total shareholders’ equity	304,100	344,498	442,763	494,051	532,277

	As of December 31,
	2014	2015	2016	2017	2018
	As Adjusted	As Adjusted
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	68,725	65,946	125,568	103,881	108,242
Net cash used in investing activities (1)	(11,596)	(58,458)	(8,220)	(14,548)	(79,568)
Net cash provided by (used in) financing activities	(19,710)	(20,271)	2,194	(31,740)	(101,820)
Depreciation and amortization	6,917	8,987	11,585	13,133	14,796
Capital expenditures	(11,596)	(23,664)	(12,220)	(11,683)	(74,853)

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

Risk Factors

Because our operating results for any period could be adversely affected by a number of factors, some of which are outside of our control, and may therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict.

Our operating results have fluctuated in the past and could do so in the future. For example, our net income decreased $36.0 million from 2016 to 2017 and increased $23.1 million from 2017 to 2018. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

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

Disruptions or uncertainties in the economy, including any political and social instability may lead consumers and business to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Furthermore, we operate primarily in the semiconductor industry, which is cyclical in nature and subject to evolving industry standards. In the past, the semiconductor industry had experienced significant downturns characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to deliver products to our customers. Economic volatility can cause extreme difficulties for our customers and vendors in accurately forecasting and planning future business activities. The uncertain effects and resolution of the US-China tariff dispute is an example of political uncertainty. This unpredictability could cause our customers to reduce spending on our products and services, which would delay and lengthen sales cycles. The accurate forecasting and planning for our operations heavily rely on these worldwide economic and industry-specific conditions, and the volatility and uncertainties associated with these factors may adversely affect our results of operation in a material manner.

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

We may pursue acquisitions, investments and dispositions, which could adversely affect our results of operations.

Our growth strategy includes the acquisition of, and investment in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. Our recent acquisitions include Shannon Systems in 2015 and Bigtera in 2017. Our recent investments include DeepVision and ProGrade in 2018. We may not be able to identify suitable acquisition or investment opportunities, or to consummate any such transactions. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate and we may not realize the expected financial or strategic benefits of any such transaction.

Any acquisitions we may undertake involve risks and uncertainties, such as unexpected delays, challenges and related expenses, and diversion of management’s attention. We may become subject to legal proceedings relating to the acquisition and the integration of acquired businesses may not be successful. The integration of an acquired business involves significant challenges, including, among others: potential disruption of our business, diversion of management’s attention from daily operations and the pursuit of other opportunities; incurring significant restructuring charges and amortization expense, assuming liabilities and ongoing lawsuits, potential impairment of acquired goodwill and other intangible assets, and increasing our expenses and working capital requirements; and implementing our management information systems, operating systems and internal controls for the acquired operations. In addition, our due diligence process may fail to identify significant issues with the acquired company’s products, financial disclosures, accounting practices, legal, tax and other contingencies and compliance with local laws and regulations. These difficulties may be complicated by factors such as the size of the business or entity acquired, geographic and cultural differences, lack of experience operating in the industry or geographic markets of the acquired business, potential loss of key employees and customers, the potential for deficiencies in internal controls at the acquired or combined business, performance problems with the acquired business’ technology, exposure to unanticipated liabilities of the acquired business, insufficient revenue to offset increased expenses associated with the acquisition, adverse tax consequences and our potential inability to achieve the growth prospects or synergies expected from any such acquisition.

Failure to manage and successfully integrate the acquisitions we make, or to improve sales and margins of the acquired businesses, could materially harm our business, operating results and margins.

Any future acquisitions we make may require debt or equity financing, which, in the case of debt financing, would increase our leverage and interest expenses, and in the case of equity financing, would be dilutive to our existing stockholders. Acquisitions made in cash would reduce our cash reserves.

From time to time, we may also seek to divest or wind down portions of our business, either acquired or otherwise, or we may exit minority investments, each of which could materially affect our cash flows and results of operations. In March 2019, we announced that we had entered into an agreement to sell FCI to Dialog Semiconductor. Any future dispositions we may make could involve risks and uncertainties, including our ability to sell such businesses on terms acceptable to us, or at all. In addition, any such dispositions could result in disruption to other parts of our business, potential loss of employees or customers, or exposure to unanticipated liabilities or ongoing obligations to us following any such dispositions. For example, in connection with such dispositions, we may enter into transition services agreements or agree to provide certain indemnities to the purchaser, which may result in additional expenses and may adversely affect our financial condition and results of operations. See “Item 8. Recent Developments”.

We depend on a small number of customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 58%, 57% and 54% of our net revenue in 2016, 2017 and 2018, respectively. Sales to two customers in 2017 and 2018, and one customer in 2016 accounted for 10% or more of our net revenue, representing 28%, 39% and 34% of our net revenue in 2016, 2017 and 2018, respectively. In 2017 and 2018, the significant customers were SK Hynix and Intel and in 2016, SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

NAND industry cyclicality could adversely affect our growth and profitability.

The NAND industry is highly capital intensive and regularly experiences cycles of shortages and excess supply and related rapid increases and sharp decreases in NAND component prices. The price of solid state storage devices, such as SSDs and eMMC and UFS devices, in which NAND accounts for a significant portion of material cost, could also rise and fall with NAND component prices. Falling prices for solid state storage devices could trigger stronger market demand for these devices as well as controllers used in them, and conversely, rising prices for solid state storage devices could cause demand for these devices as well as controller used in them to fall, which could negatively affect our sales and profitability.

Additionally, during periods of NAND shortage, our sales and profitability could be negatively affected in many other ways, including: (i) our non-NAND vendor storage customers and we may not be able to procure sufficient supplies of NAND components for our Shannon data center SSDs and Ferri industrial SSDs, which could lead to reduced sales of our SSD solutions, and furthermore, to higher cost of procured NAND components and reduced SSD solutions profitability; (ii) NAND manufacturers may divert NAND supply away from module maker customers who are our controller customers towards their own internal consumption, which could lead to reduced procurement of our controllers; and (iii) NAND manufacturers may divert NAND supply away from products using our controllers towards products not using our controllers and our sales could be reduced.

During periods of NAND excess supply when NAND prices are falling sharply, our sales and profitability could also be negatively affected in additional ways, including: (i) NAND manufacturers facing reduced demand for NAND components and storage devices may temporarily build NAND inventory instead of selling at lower prices, and this may cause a reduction in controller demand; (ii) module maker customers that are exposed to volatile NAND pricing conditions may temporarily become more cautious in procuring NAND components, which could lead to reduced levels of controller procurement and storage device production; (iii) OEMs may temporarily limit procurement of storage devices in expectation of procuring more at a later date and at a lower price, which could restrain storage device and controller procurement; and (iv) NAND vendor and module maker customers that are under margin pressure because of falling NAND prices may seek price concessions from their controller suppliers.

If we fail to accurately anticipate and respond to market trends or fail to develop and introduce new or enhanced products to address these trends on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in industries characterized by rapidly changing technologies and industry standards as well as technological obsolescence, and our products have short life cycles. NAND manufacturers introduce new generations of technology at regular cycles of every one to two years, and every generation of technology, such as high-layer count 3D NAND and multi-level cell, results in increasing lower cost NAND memory components with worse data retention and endurance characteristics that require management by more sophisticated controller solutions. Over the last decade, rapid reductions in NAND component cost have led to a growing proliferation of new applications, from smartphones to PCs and data centers, which use SSDs and other types of solid state storage devices that are dependent on controllers for delivering required storage performance, such as for PCI Express, in terms of data rate, latency and other features. We believe that our future success depends on our ability to develop and introduce new technologies and products for new applications to generate new sources of revenue to replace, or build upon, existing product revenue streams for applications that are mature or in secular decline. If we are not able to repeatedly introduce, in successive years, new products for new applications that ship in volume, our revenue will likely not grow and may decline significantly and rapidly.

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

The controller ICs we develop and sell, especially those for expandable and embedded storage solutions, are used for high volume applications and have historically decreased over time, and we believe that it is possible they may also fall in the future. We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by our competitors, competitive pricing pressures and other factors. The mobile and computing devices markets are extremely cost sensitive, which may result in rapidly declining average selling prices of electronic devices and components, such as those made by us, used in devices and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

A failure to accurately forecast our future sales may adversely affect our results of operations and harm our business.

We have limited sales visibility as our customers typically do not provide us with firm, long-term purchase commitments. Additionally, our customers may also have limited sales visibility because of the rapidly changing nature of the global economy, NAND supply and demand dynamics and the markets in which devices using our products are sold. Substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and often without penalty to them, which limits our ability to accurately forecast sales and maintain adequate inventory levels, manufacturing capacity and operating infrastructure requirements.

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

As of March 31, 2019, we have 1,456 patents and 1,281 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

We are exposed to potential impairment charges on goodwill and acquired intangible assets relating to acquisitions and on investments.

We had approximately US$58.3 million of goodwill and US$1.0 million of acquired intangible assets on our balance sheet as of December 31, 2018. We are required to perform testing for impairment losses annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If the fair value of the assets declines to below our carrying value, we could incur significant goodwill and intangible assets impairment charges, which could negatively impact our financial results. In November 2017, we wrote down FCI goodwill by US$10.3 million. In November 2018, we wrote down Bigtera goodwill and intangible assets by US$0.6 million and US$3.4 million, respectively.

In addition, from time to time, we have made investments in private companies and had approximately US$4.2 million of investments as of December 31, 2018. If the companies that we invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses that we have invested decline significantly, we could incur impairment charges that could have a material impact on our results of operations. In 2017, we recognized total impairment charges of US$120 thousand for our Cashido and Vastview investments.

In April 2019, we reduced our Shannon sales forecast meaningfully, which is a triggering event that will require us to reevaluate our Shannon reporting unit’s goodwill and intangible assets in the second quarter of 2019. See “Item 8. Recent Developments — Shannon Impairment Risk”.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2018 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

We have controls and policies in place, will continue to enhance our capabilities and upgrade our protective solutions to guard against known and emerging threats, detect malicious or unauthorized activities, and have recovery systems to minimize business disruptions. If efforts to breach our infrastructure and systems are successful or we are unable to protect against these risks, we could suffer interruptions, delays, or cessation of operations of our systems, and loss or misuse of proprietary or confidential information, intellectual property, or sensitive or personal information. Breaches of our infrastructure and systems could also cause our customers and other affected third parties to suffer loss or misuse of proprietary or confidential information, intellectual property, or sensitive or personal information, and could harm our relationships with customers and other third parties. As a result, we could experience additional costs, indemnification claims, litigation, and damage to our brand and reputation. All of these consequences could harm our reputation and our business and materially and adversely affect our operating results and financial condition.

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

Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply and demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	announcements by us, our competitors, our customers, or their other suppliers of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•	the payment or non-payment of cash dividends at the discretion of our board of directors;

•	the announcement and implementation of share repurchase programs;

•	announcements by us or our competitors of significant acquisitions, divestitures or partnerships; and

•	actual or anticipated changes in the global economic or industry outlook.

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

Our Board of Directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. Our Board of Directors has subsequently declared and paid dividends in each successive quarter. Beginning November 2, 2015 our Board of Directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The continuation of declaring dividends or if at all, depends on, among other things, that the dividend payment is in the best interests of our shareholders, business visibility our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the board of directors may deem relevant. The decision of any declaration of dividend payment, the amount and the frequency of such, if at all, is the discretion of our Board of Directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

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

We conduct our business worldwide. We are a Cayman Islands corporation with principal executive offices in Hong Kong and have most of our operations outside of the United States. We undertake our design and development activities primarily in China, Korea and Taiwan. Our integrated circuits are manufactured, assembled, tested and packaged by third-parties located primarily in China, Korea, and Taiwan. We generated 89%, 92% and 90% of our revenue in 2016, 2017 and 2018, respectively, from sales to customers outside the United States, and for the year ended December 31, 2018, 66% of our revenue was from sales in three jurisdictions — Taiwan, Korea and China. International operations are subject to many other inherent risks, including but not limited to:

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

•

exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions, recently increased as a result of the ongoing trade disputes and tariffs between China and the U.S.;

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

Relations between South Korea and North Korea have been tense over most of South Korea’s history. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and ballistic missile capabilities and uncertainty regarding North Korea’s actions and possible responses from the international community. More recent concerns over North Korea’s nuclear and ballistic missile testing programs, hostile and threatened actions by North Korea against South Korea, North Korea’s leadership succession, and relations between the United States and North Korea, have created a global security issue that may adversely affect South Korean business and economic conditions. South Korea was not a signatory of the armistice agreement that ended the Korean War, and since no peace treaty was signed between South Korea and North Korea, the two countries are technically still at war. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events, including, without limitation, the effects, if any, of (i) recent increases to previously imposed United Nations and U.S. sanctions on North Korea, and (ii) the general increase in overtures and rhetoric by the North Korean government with respect to its nuclear capabilities and willingness to use such weapons as they see fit. Although talks have recently been held between South Korea and North Korea and between the U.S. and North Korea, political instability has generally continued with the current U.S. administration. We cannot give any assurance that the level of instability and tension in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. An adverse change in economic or political conditions in South Korea or North Korea or in South Korea’s relations with North Korea could have a material adverse effect on our South Korean subsidiaries and our company.

Our business depends on the support of the Taiwanese and South Korean governments, and a decrease in this support may increase our tax liabilities and decrease our net income.

Our Taiwan operating company has benefited from tax incentives provided by the Taiwanese government. For example, under the Statute for Upgrading Industries of Taiwan, we were granted tax credits by the Taiwan Ministry of Finance for qualifying research and development costs and in qualifying employee training expenses. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the government. In 2010, “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. However, we are still eligible to use certain previously granted exemptions. See “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations — Provision for income taxes” and Note 16 to our consolidated financial statements for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially. The last tax credit granted to us by the Taiwanese government expired at the end of 2016.

The South Korean government provides a variety of tax incentives designed to promote designated industries such as the technology industry. We, like many Korean technology companies, have benefited from certain tax incentives, including tax credits for applicable research and development expenses and for investments made to improve business productivity. If these and other tax incentives are curtailed or eliminated, our net income may decrease materially. In March, 2019, we announced that we had entered into an agreement to sell our interest in FCI to Dialog Semiconductor. See “Item 8. Recent Developments”.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

Tax bills are introduced from time to time to reform taxation of international business activities. The Organisation for Economic Co-operation and Development, or OECD, has released guidance covering various topics, including country-by-country reporting, definitional changes to permanent establishment and guidelines in determining arm’s length transfer pricing. This guidance is collectively referred to as Base Erosion and Profit Shifting, or BEPS, an initiative that aims to standardize and modernize global tax policy. Depending on legislation ultimately enacted in connection with this guidance by jurisdictions in which we operate, there may be significant consequences for us due to our significant international business activities. For example, adoption of BEPS by foreign jurisdictions in which we operate could result in changes to tax policies, including transfer-pricing policies that could ultimately impact our tax liabilities to foreign jurisdictions. If any of these proposals are enacted into law, or if other international, consensus-based tax policies and principles are amended or implemented, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations. It is likely that new legislations enacted by the governments of the Cayman Islands and Macau could lead to higher operating and tax expenses for our business in the near future.

In addition, policies regarding corporate income taxes in numerous jurisdictions in which we operate are under heightened scrutiny. As a result, decisions by tax authorities regarding treatments and positions of corporate income taxes could be subject to legislative investigation and inquiry, which could result in changes in tax policies or prior tax rulings. As such, the taxes we previously paid may be subject to change and our taxes may increase in the future, which could have an adverse effect on our results of operations, financial condition and our corporate reputation.

We are subject to risks associated with development and construction of our Taiwan headquarters building.

In October 2018, we purchased 65,700 square feet of land in Hsinchu, Taiwan for a total cost of $58.9 million and expect to spend an estimated $75 million for the development and construction of our future Taiwan headquarters building, which is currently targeted for completion in 2024. We have no experience developing and constructing office buildings and managing real property of this scale. We may encounter unanticipated occurrences or conditions during construction that may increase the expense of the project. We may also encounter unanticipated delays in the construction of the new building and local government approvals for the project may be delayed. We are financing this construction from our cash balance, which could limit alternative deployments of capital. The purchase of the land and construction of the building will increase our fixed assets significantly and could reduce our return on invested capital. We are also exploring built-to-suit arrangements to reduce investments in fixed assets, but built-to-suit may not be obtainable at favorable terms; alternatively, once the office building has been constructed, we may consider a sale and leaseback if favorable terms can be obtained.

ITEM 4.	INFORMATION ON THE COMPANY

Introduction

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

On March 7, 2019, we entered into an agreement to sell FCI, our specialty RF IC product line for the Mobile Communications market, to Dialog Semiconductor. See “Item 8. Recent Developments — Sale of FCI”.

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices. We sell more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs, eMMCs, and UFS, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in computing and mobile devices and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC and UFS embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. We also supply customized specialty SSD solutions for industrial, commercial and automotive applications and the Chinese hyperscale data center market. We market our controllers under the “SMI” brand, our data center-grade SSDs under the “Shannon” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, specialty RF ICs under the “FCI” brand, and software-defined storage under the “Bigtera” brand.

Our principal executive offices are located at Unit 04-05, 27/F, #909 Cheung Sha Wan Rd., Kowloon, Hong Kong. The address of our United States operating subsidiary, Silicon Motion, Inc., is 690 N. McCarthy Blvd. Suite 200, Milpitas, CA 95035. The address of our Taiwan operating subsidiary, Silicon Motion, Inc., is 8/F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan. Our ADSs, each representing four of our ordinary shares, have been listed and traded on Nasdaq since June 2005.

Subsidiaries of the Company

Below is a list of subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
Bigtera (Beijing)	China
Shannon Systems	China
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
Silicon Motion, Inc. (Shanghai)	China
Silicon Motion, Inc. (Shenzhen)	China
Silicon Motion (MCO) Ltd.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong
FCI Inc.*	Korea

*	In March 2019, we announced that we had entered into an agreement to sell our interest in FCI to Dialog Semiconductor. See “Item 8. Recent Developments”.

Our Market and Products

We focus primarily on designing, developing and marketing: (i) controllers for managing NAND flash used in embedded storage, such as eMMC devices and SSDs, and expandable storage, such as flash memory cards and

USB flash drives, (ii) customized enterprise-grade SSD solutions for Chinese hyperscalers’ data centers and customized SSD solutions for industrial, commercial and automotive applications, and (iii) specialty RF ICs. NAND flash controllers account for a significant majority of our sales. NAND flash controllers and SSD solutions are products for the Mobile Storage market and RF ICs are products for the Mobile Communications market.

See “Item 8. Recent Developments — Sale of FCI”.

NAND Flash Controllers

NAND flash controllers are used to manage NAND flash, a type of non-volatile semiconductor memory manufactured by vendors such as Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital, used in solid state storage devices designed into smartphones, PCs and industrial, enterprise and data center applications. Solid state storage devices are widely used by OEMs and consumers in applications because of attractive characteristics that include high data storage capacity at low cost per bit, fast data read and write access time, low operating power requirements, small form-factor and shock resistance, which has led to applications using solid state storage devices proliferating and SSDs, a type of solid state storage device, displacing HDDs, a legacy type of storage device that uses electro-mechanical components.

All solid state storage devices using NAND flash require a controller, with most using a discrete controller IC and complementary firmware. Different types of controllers are used to develop different types of storage devices, for example an SSD controller is used specifically to develop an SSD and a UFS controller used to develop a UFS device, and controllers create different types of storage devices by providing the defining interface for the storage device type, delivering performance specified for the storage device type, managing NAND flash used in the storage device and implementing other necessary functionality.

There are many different types of solid state storage devices that use NAND flash, including SSDs used in PCs and other client devices, data centers and enterprise applications and eMMC and UFS used in smartphones and other smart devices. These different types of storage devices are developed using different types of specialized controllers, which enable the storage device to communicate with the host device according to the protocol defined for the specific interface. For example, PCIe NVMe SSDs require controllers that can interface according to the NVMe data transfer protocol for the PCIe data transfer system within a PC or server and UFS devices require controllers that can interface with the smartphone host device according to the UFS protocol. The storage device must deliver performance standards specified for the storage type according to the interface protocol and storage device performance is delivered by the controller utilized. Furthermore, controllers are often configured by OEMs to deliver optimized storage device operating performance relating to required metrics that include data transfer rates, IOPS (input/output operations per second), latency and stability.

In addition to providing the defining interface for a storage device and delivering specified performance requirements, the controller importantly must also manage NAND flash used in the storage device to: (i) ensure data reliability in NAND flash by detecting and correcting bit errors caused by read/write disturbance and adjacent cell interference; (ii) ensure data integrity in NAND flash by mapping bad blocks and preventing bad blocks from being used for storing data; (iii) maximize the life of NAND flash with wear-leveling algorithms which spread out the use of the memory array and equalize the use of all the memory cells; (iv) enhance the sequential and random read and write performance of NAND flash by utilizing multiple-plane architecture, interleaving, or other technologies; and (v) prevent data loss during sudden, unexpected host device power failures with advanced power cycling solutions. NAND flash from different vendors and from different generations of technology in terms of multi-level cell architecture (for example, 2-bits per cell, 3-bits per cell and 4-bits per cell) designed for 3D NAND flash at different layer stacking (for example, 64 layer, 72 layer, 92/96 layer) have different performance characteristics, which require different controller technology to provide suitable NAND flash management.

OEMs designing storage devices may require controller vendors to implement other functionalities such as: security for protecting software code, personal data and multimedia digital rights; end-to-end data path protection to protect data inside a storage device, from the connection to the host system, through the circuits of the storage device, to the NAND flash; power-loss security features; Opal-compliant AES advanced full-disk encryption; and active operating temperature monitoring. Finally, controllers are designed to ensure that storage devices are compatible with a wide set of designated host devices and can be tuned to maximize compatibility and performance requirements.

We provide NAND flash controllers for many key applications, including: (i) high performance, cost effective client SSDs for PCs and other consumer-grade applications; (ii) enterprise-grade SSDs optimized for demanding data center and enterprise workload; (iii) embedded SSDs designed and tested for industrial, commercial and automotive applications; (iv) eMMC and UFS embedded memory for smartphones and other smart or IOT devices; and (v) memory cards and flash drives.

SSD Solutions

We have leveraged our unique controller technology to develop customized SSD solutions. Our Ferri and Shannon products are SSD solutions developed using our controllers and procured NAND flash for markets under-serviced by our module maker and NAND flash customers. Our FerriSSDs and Ferri-eMMCs are highly reliable industrial-grade, commercial-grade and automotive-grade single-chip SSDs, which are developed for a wide-range of embedded applications that require high data rate, small form factor and compliance with standard interface protocols and for a diversified group of OEMs located mainly in Japan, the US and China. Our Shannon SSDs are primarily customized enterprise-grade PCIe NVMe SSDs and Open Channel SSDs developed for China’s hyperscale customers’ data center applications. Our Bigtera software-defined storage solutions are enterprise-grade software defined storage and storage appliances targeted at China and Taiwan markets.

Specialty RF ICs

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

See “Item 8. Recent Developments — Sale of FCI”.

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

Sales to our five largest customers represented approximately 58%, 57% and 54% of our net revenue in 2016, 2017 and 2018, respectively. Sales to two customers in 2017 and 2018, and one customer in 2016 accounted for 10% or more of our net revenue, representing 28%, 39% and 34% of our net revenue in 2016, 2017 and 2018, respectively. In 2017 and 2018, the significant customers were SK Hynix and Intel and in 2016, SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 69% of our sales in 2016, 68% of our sales in 2017, and 68% of our sales in 2018 were attributable to our direct sales force while the remainder was attributable to distributors.

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

Research and Development

We devote a significant amount of resources to research and development for broadening and strengthening our portfolio of technology, products and solutions. Our engineering team has expertise in NAND flash management algorithms, system architecture, digital, mixed-signal and RF IC design, and software engineering. As of March 31, 2019, we have 1,456 patents and 1,281 pending applications worldwide. We will continue to actively pursue the filing of additional patent applications in important jurisdictions.

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

Our research and development expenses were approximately US$92.4 million, US$102.1 million, and US$102.0 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The markets for our products are intensely competitive, and are characterized by rapid technological change, evolving industry standards, frequent new product introductions and pricing pressures. Competition has intensified as a result of the increasing demand for higher levels of performance at competitive prices. We expect competition to intensify as current competitors continue to strengthen the depth and breadth of their product offerings. We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on a number of factors, including, but not limited to:

•	the performance, features, quality and price of our products;

•	the timing and success of new product introductions by us, our customers and our competitors;

•	emergence, rate of adoption and acceptance of new industry standards;

•	our ability to obtain adequate foundry capacity at competitive prices; and

•	the number and nature of our competitors in a given market.

We expect increased competition in the future from emerging or established companies, customers or other third parties, any of which could acquire significant market share. See “Risk Factors” — Because the markets in which compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the market place in Item 3 above.

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

As of March 31, 2019, we have 1,456 patents and 1,281 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), FCI, the FCI logo, the Shannon Systems logo, “PCIe-RAID,” “DIRECT-IO,” “Hyper-IO,” “airRF,” “basicRF,” “ezRF,” “ezSYS,” “powerRF,” “twinRF,” “zipRF,” “zipSYS,” “VirtualZero,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” “Bigtera,” the Bigtera logo, and “NANDXtend” as trademarks in the United States, Taiwan, and other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.

We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools, and software.

Facilities

As of the date of this annual report, we occupy facilities totaling approximately 419,500 square feet, which house our management and administration, operations, research and development and sales and marketing departments. Of our facilities, approximately 182,400 square feet are owned and approximately 237,100 square feet are occupied under leases. We consider our facilities insufficient to meet our future operational requirements and in 2018, purchased 65,700 square feet of land in Hsinchu, Taiwan for the construction of a future office building. See “Risk Factor” — We are subject to risks associated with the development and construction of our Taiwan headquarters building. The table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Hsinchu, Taiwan	Research & development, management & administration	200,800
Taipei, Taiwan	Research & development, sales & marketing	67,000
Seoul, Korea (1)	Research & development, sales & marketing	52,500
Shanghai, China	Research & development, sales & marketing	43,400
Shenzhen, China	Sales & marketing	21,400
Milpitas, California	Sales & marketing, management	13,300
Others (2)	Sales & marketing, management	21,100

(1)	In March 2019, we announced that we had entered into an agreement to sell our interest in FCI to Dialog Semiconductor. See “Item 8. Recent Developments”.
(2)	Hong Kong, Macau, Yokohama, Japan, Beijing, Nanjing, Hangzhou, Suzhou, China

Leases covering our current facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased facilities with equivalent facilities.

We currently own commercial property in Taipei of approximately 6,200 square feet and commercial property in Shanghai of approximately 20,000 square feet, which we have no plans to use for our operations. We are in the process of selling the Shanghai properties.

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

Overview

We are a global leader and pioneer in developing NAND flash controller ICs for solid-state storage devices. We sell more NAND flash controllers than any other company in the world and have one of the broadest portfolios of controller solutions and technologies. Our key products are controllers used in embedded storage products such as SSDs and eMMCs, as well as in expandable storage products such as memory cards and USB flash drives. Our products are widely used in computing and mobile devices and for industrial, enterprise, commercial and other applications. Our customers include most of the NAND flash makers, leading technology OEMs, and the majority of storage device module makers. More NAND flash products, especially next-generation flash, produced by Intel, Micron, Samsung, SK Hynix, Toshiba and Western Digital are supported by Silicon Motion controllers than any other company. We are the world’s leading merchant supplier of controllers for eMMC embedded memory used in smartphones and tablets, and the leading merchant supplier of controllers for client SSDs used in PCs and other applications. We also supply customized specialty SSD solutions for the Chinese hyperscale data center market and for high-performance industrial applications. We market our controllers under the “SMI” brand, our enterprise-grade SSDs under the “Shannon” brand, our single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands, specialty RF ICs under the “FCI” brand, and software-defined storage under the “Bigtera” brand.

Summary of Consolidated Financial Results

As discussed in more detail below, for the year ended December 31, 2018, compared to the year ended December 31, 2017, we delivered the following financial performance.

•	Total revenue increased by 1% to $530.3 million.

•	Gross profit as a percentage of revenue increased by 1.2% points to 49.2%.

•	Total operating expenses increased by less than 1% to $156.0 million.

•	Operating profit increased by 10% to $104.8 million.

•	Income tax expense as a percentage of income before income tax decreased by 14% points to 11%.

•	Diluted earnings per ADS increased by 30% to $2.71.

The increase in our revenue for the year ended December 31, 2018 was primarily the result of SSD controller sales increasing by about 30%, partially offset by eMMC plus UFS controller sales decreasing by about 10% and SSD solutions sales decreased by about 5%. SSD controller sales were nearly 40% of total revenue, eMMC plus UFS controller sales were in the range of 25% to 30% of total revenue and SSD solutions sales were nearly 20% of total revenue.

Total operating expenses were stable in 2018 primarily due to lower impairment loss of goodwill and intangible assets, offset by increased sales and marketing and other expenses. Impairment loss of goodwill and intangible assets was $6.3 million lower in 2018; in 2017 we recognized a one-time $10.3 million impairment loss of goodwill relating to our FCI acquisition and in 2018 we recognized a one-time $4.1 million impairment loss of goodwill and intangible assets related to our Bigtera acquisition. In 2017, we benefited from a one-time $1.9 million gain relating to the sale of our Shanghai property. Sales and marketing expenses were $3.4 million higher, primarily due to higher Bigtera headcount expenses, as well as larger expenditures for technical services and samples.

Our earnings per share increased primarily due to lower income taxes, increase in gross margin and lower operating expenses.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns.

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2016	2017	2018
Currency
U.S. dollars	92%	87%	88%
Korean won	3%	3%	3%
Chinese yuan	5%	10%	9%

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

Impairment of goodwill and intangible assets. We evaluate the recoverability of goodwill and intangible assets annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Non-operating income and expenses. Our non-operating income and expenses include gains or losses on the sales of investments, interest from deposited cash or short-term investments, gains or losses on foreign exchange rates, impairment of long-term investments, interest paid on loans and capital leases, gain or loss on equity-method investment and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments quarterly and make corresponding write-downs as required to the value of the long-term investments.

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

We have operations in several countries, which include Taiwan, China, Hong Kong, Macau and Korea, and determine income taxes for each of the jurisdictions where we operate.

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

Revenue recognition. As a result of the adoption of the new revenue standard (ASC 606) on January 1, 2018, The Company enters into contracts that may include products that are capable of being distinct and accounted for as separate performance obligations. To date, the majority of the revenue has been generated by sales associated with products of storage and mobile communication, where a single performance obligation is identified in general. Revenue from services has been insignificant. Performance obligations associated with product sales transactions are generally satisfied when control passes to customers upon shipment or the written acceptance of the customers. Accordingly, product revenue is recognized at a point in time when control of the asset is transferred to the customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. Some of the Company’s sales are made to distributors. Control passes to the distributor upon shipment, and terms and payment by the Company’s distributors is not contingent on resale of the product.

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. The actual price adjustments to distributors incurred by the Company are minimal.

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

Our allowance for trade-related doubtful accounts were approximately US$0.7 million, US$0.6 million and US$0.6 million as of December 31, 2016, 2017 and 2018, respectively, representing approximately 1.0%, 0.7% and 0.7% of our gross accounts receivables at the end of each respective periods.

Inventory valuation. We value inventories at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents the current replacement cost for raw materials, finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and write down the value of inventory on hand in excess of the estimated demand. We wrote down US$3.0 million, US$0.7 million and US$2.1 million in 2016, 2017 and 2018, respectively, for estimated obsolete or unmarketable inventory.

Valuation of long-lived assets and intangible assets with finite useful life. We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. No impairment losses were recognized in 2016 and 2017. In 2018, we wrote down the value of intangible assets by US$3.4 million. See Note 11 goodwill and acquired intangible assets in our financial statements.

Impairment of long-term investments. We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s fair value at year end. In 2016, 2017 and 2018, we recognized long term investments impairment of US$13 thousand, US$120 thousand and nil, respectively, as a result of recurring operating losses and reduced forecasts of the investee companies which indicated that our investments were not recoverable within a reasonable period of time.

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

Goodwill. We record goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. We measure and test goodwill on an annual basis or more frequently if we believe indicators of impairment exist. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our impairment test. Prior to fiscal 2017, we utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of goodwill to its carrying value. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. In the fourth quarter of 2017, we elected to early adopt FASB Accounting Standard Update 2017-04, which removed step two from goodwill impairment test, in conjunction with our annual review for impairment. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to our market capitalization plus control premium for reasonableness.

In 2016, no impairment charges were recorded. In 2017 and 2018, we recorded an impairment charge of US$10.3 million and US$0.6 million because the carrying value of the mobile communication reporting unit and software defined storage unit, exceeded its fair value. The impairment charge was mainly attributable to a new project cancellation by a customer and delayed commercialization of a new product in 2017 and low achievement rate of revenue projection in 2018, respectively. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable. However, actual performance in the near-term and longer-term could be materially different from the forecast, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for further write-down of goodwill in connection with future impairment tests.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax resident in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Korea, Macau and China with statutory tax rate of 20%, 16.5%, 11%, 12% and 25%, respectively. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2016, 2017 and 2018 was US$20.8 million, US$19.1 million and US$20.0 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of

December 31, 2016, 2017 and 2018 was US$10.3 million, US$15.1 million and US$18.7 million, respectively. As of December 31, 2017 and 2018, US$3.4 million and US$4.1 million, respectively, of interest and penalties were accrued. Fiscal years 2013 through 2018 remain subject to examination by the US Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 16 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2018.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Net sales	100.0%	100.0%	100.0%
Cost of sales	50.6	52.0	50.8

Gross profit	49.4	48.0	49.2

Operating expenses:
Research and development	16.6	19.5	19.2
Sales and marketing	4.6	4.9	5.5
General and administrative	3.1	3.2	3.3
Impairment of goodwill and intangible assets	—	2.0	0.8
Amortization of intangible assets	0.4	0.5	0.6
Gain from disposal of noncurrent assets held for sale	—	(0.4)	—

Total operating expenses	24.7	29.7	29.4

Operating income	24.7	18.3	19.8

Non-operating income (expenses):
Gain from disposal of short-term investments	0.0	0.0	0.0
Interest income	0.3	0.8	1.2
Foreign exchange gain (loss), net	(0.1)	(0.0)	(0.1)
Impairment of long-term investments	(0.0)	(0.0)	—
Interest expense	(0.0)	(0.1)	(0.1)
Loss on equity-method investment	—	—	(0.1)
Other income (loss), net	0.0	(0.0)	0.0

Total non-operating income	0.2	0.7	0.9

Income before income taxes	24.9	19.0	20.7
Income tax expense	5.0	4.6	2.2

Net income	19.9%	14.4%	18.5%

Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

Net sales.

	Years Ended December 31
	2017		2018
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile Storage	480,735	92	494,012	93	13,277	3
Mobile Communications	37,447	7	30,163	6	(7,284)	(19)
Others	5,222	1	6,173	1	951	18

Net sales	523,404	100	530,348	100	6,944	1

In 2018, our net sales increased by 1% year-over-year to approximately US$530.3 million, primarily the result of SSD controller sales increasing by about 30%, partially offset by eMMC plus UFS controller sales decreasing by about 10% and SSD solutions sales decreasing by about 5%.

Our Mobile Storage revenue increased by 3% year-over-year and Mobile Communications revenue decreased by 19%.

Gross profit.

	Years Ended December 31
	2017		2018
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	251,194	48	260,807	49	9,613	4

Gross profit increased to 49% of net sales in 2018 as compared to 48% in 2017 primarily because of increasing sales of higher gross margin controllers and declining sales of lower gross margin SSD solutions. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue increased from 48% in 2017 to 50% in 2018.

Research and development expenses.

	Years Ended December 31
	2017		2018
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	54,019	10	53,922	10	(97)	0
Stock-based compensation	9,255	2	13,278	2	4,023	43
Other research and development	38,779	8	34,828	7	(3,951)	(10)

Research and development	102,053	20	102,028	19	(25)	0

Our research and development expenses were stable year-over-year at approximately US$102.0 million in 2018. Salary and benefits were stable year-over-year at approximately US$53.9 million in 2018. Stock-based compensation increased by 43% year-over-year to approximately US$13.3 million. Other research and development expenses decreased by 10% year-over-year to approximately US$34.8 million, primarily because of less IC tape-outs and other project expenses in 2018.

Sales and marketing expenses.

	Years Ended December 31
	2017		2018
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	14,425	3	15,546	3	1,121	8
Stock-based compensation	3,167	1	3,407	1	240	8
Other sales and marketing	8,276	1	10,326	2	2,050	25

Sales and marketing	25,868	5	29,279	6	3,411	13

Our sales and marketing expenses increased by 13% year-over-year to approximately US$29.3 million in 2018. Salary and benefits increased by 8% year-over-year to approximately US$15.5 million, primarily because of more headcounts in 2018. Stock-based compensation increased by 8% year-over-year to approximately US$3.4 million in 2018. Other sales and marketing expenses increased by 25% year-over-year to approximately US$10.3 million primarily because of large expenditures for technical services and samples in 2018.

General and administrative expenses.

	Years Ended December 31
	2017		2018
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	9,386	2	8,073	1	(1,313)	(14)
Stock-based compensation	2,779	—	3,704	1	925	33
Other general and administrative	4,768	1	5,856	1	1,088	23

General and administrative	16,933	3	17,633	3	700	4

Our general and administrative expenses increased by 4% year-over-year to approximately US$17.6 million in 2018. Salary and benefits decreased by 14% year-over-year to approximately US$8.1 million, primarily because of lower bonus payments in 2018. Stock-based compensation increased by 33% year-over-year to approximately US$3.7 million in 2018. Other general and administrative expenses increased by 23% year-over-year to approximately US$5.9 million primarily because of more professional service fees and bad debt expense accruals in 2018.

Stock-based compensation.

The following table presents details of total stock-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2017		2018
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	293	—	390	—	97	33
Research and development	9,255	2	13,278	2	4,023	43
Sales and marketing	3,167	1	3,407	1	240	8
General and administrative	2,779	—	3,704	1	925	33

Total stock-based compensation	15,494	3	20,779	4	5,285	34

Total stock-based compensation, all of which are RSU expenses, increased by 34% in 2018.

See Note 18 to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Impairment of goodwill and intangible assets. We performed annual impairment assessments of the carrying value of goodwill and intangible assets in November 2017 and 2018. During our 2017 assessment, we compared the carrying value of FCI to its estimated fair value and determined that goodwill and intangible assets were impaired and recognized approximately US$10.3 million for impairment of goodwill. During our 2018 assessment, we compared the carrying value of Bigtera to its estimate fair value and determined that goodwill was impaired and recognized approximately $4.1 million for impairment of goodwill and intangible assets.

Amortization of intangible assets.

	Years Ended December 31
	2017		2018
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	2,534	—	2,964	—	430	17

Our amortization of intangible asset increased by 17% year-over-year to approximately US$3.0 million because of our acquisition of Bigtera in July 2017.

Gain (loss) from disposal of noncurrent assets held for sale. In 2017, we sold an office space located in Shanghai, China and recognized a gain from disposal of US$1.9 million.

Gain from disposal of short-term investments. We realized gains on sales of trading securities of US$103 thousand and US$134 thousand for the years ended December 31, 2017 and 2018, respectively.

Interest income. Our interest income increased to approximately US$6.3 million for the year ended December 31, 2018 from approximately US$4.3 million for the year ended December 31, 2017.

Impairment of long-term investment. In 2017, we recognized impairment charges for our investments in Cashido and Vastview because a combination of recurring losses and reduced forecasts indicated that our investments were not recoverable within a reasonable period of time and the impairments were other than temporary and recorded a combined impairment charge of US$120 thousand.

Interest expense. Interest expense decreased to approximately US$378 thousand for the year ended December 31, 2018 from approximately US$423 thousand for the year ended December 31, 2017 because we repaid a bank loan before the end of the year.

Foreign exchange gain (loss), net. For the year ended December 31, 2018, we incurred foreign exchange losses of US$615 thousand, compared with losses of US$157 thousand for the year ended December 31, 2017. We do not engage in any hedging activities.

Income tax expense (benefit). Income tax expense was approximately US$11.8 million for the year ended December 31, 2018 compared to an income tax expense of approximately US$24.0 million for the year ended December 31, 2017.

Net income (loss). Net income was approximately US$98.1 million for the year ended December 31, 2018 compared to a net income of approximately US$75.0 million for the year ended December 31, 2017.

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

Our net sales decreased by 6% year-over-year to approximately US$523.4 million in 2017, primarily because of decreasing sales of products to the mobile storage market.

Our Mobile Storage revenue decreased by 6% year-over-year primarily because of increasing sales of SSD solutions more than offset by declining eMMC, SSD and expandable storage controller sales. Mobile Communications revenue decreased by 5% primarily because increasing sales of mobile TV SoCs were more than offset by declining sales of CDMA transceivers, which have reached obsolescence.

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

Our research and development expenses increased by 10% year-over-year to approximately US$102.1 million in 2017. Salary and benefits increased by 6% year-over-year to approximately US$54.0 million, primarily because of more headcounts in 2017. Stock-based compensation decreased by 12% year-over-year to approximately US$9.3 million. Other research and development expenses increased by 25% year-over-year to approximately US$38.8 million, primarily because of higher IC tape-out and other project expenses in 2017.

Sales and marketing expenses.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	15,100	3	14,425	3	(675)	(4)
Stock-based compensation	3,122	1	3,167	1	45	1
Other sales and marketing	7,543	1	8,276	1	733	10

Sales and marketing	25,765	5	25,868	5	103	0

Our sales and marketing expenses were unchanged year-over-year at approximately US$25.9 million in 2017. Salary and benefits decreased by 4% year-over-year to approximately US$14.4 million, primarily because of lower bonus payments in 2017. Stock-based compensation increased by 1% year-over-year to approximately US$3.2 million in 2017. Other sales and marketing expenses increased by 10% year-over-year to approximately US$8.3 million primarily because of more product testing fees in 2017.

General and administrative expenses.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	9,184	2	9,386	2	202	2
Stock-based compensation	3,313	—	2,779	—	(534)	(16)
Other general and administrative	4,575	1	4,768	1	193	4

General and administrative	17,072	3	16,933	3	(139)	(1)

Our general and administrative expenses decreased by 1% year-over-year to approximately US$16.9 million in 2017. Salary and benefits increased by 2% year-over-year to approximately US$9.4 million, primarily because of more headcount in 2017. Stock-based compensation decreased by 16% year-over-year to approximately US$2.8 million in 2017. Other general and administrative expenses increased by 4% year-over-year to approximately US$4.8 million primarily because of more professional service fees in 2017.

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

Total stock-based compensation, all of which are RSU expenses, decreased by 11% in 2017.

See Note 18 to Consolidated Financial Statements for a discussion of activity related to share-based awards.

Impairment of goodwill and intangible assets. We performed annual impairment assessments of the carrying value of goodwill in November 2016 and 2017. No impairment was recognized in 2016. During our 2017 evaluation, we compared the carrying value of FCI to its estimated fair value and determined that goodwill was impaired and recognized approximately US$10.3 million for goodwill impairment.

Amortization of intangible assets.

	Years Ended December 31
	2016		2017
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, expect percentage data)
Amortization of intangible assets	2,103	—	2,534	—	431	20

Our amortization of intangible asset increased by 20% year-over-year to approximately US$2.5 million because of our acquisition of Bigtera in July 2017.

Gain (loss) from disposal of noncurrent assets held for sale. In 2017, we sold an office space located in Shanghai, China and recognized a gain from disposal of US$1.9 million.

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

Foreign exchange gain (loss), net. For the year ended December 31, 2017, we incurred foreign exchange losses of US$157 thousand, compared with losses of US$692 thousand for the year ended December 31, 2016. We do not engage in any hedging activities.

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

Liquidity and Capital Resources

	Year Ended December 31
	2017	2018
	US$	US$
	(in thousands)
Cash and cash equivalents	359,453	284,989
Short-term investments	6,941	3,609

Cash, cash equivalents and short-term investments	366,394	288,598

As of December 31, 2018, we had approximately US$288.6 million in cash, cash equivalents and short-term investments, a decrease of $77.8 million from December 31, 2017. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities. Our short-term investments consist primarily of principal protected notes that we trade.

We believe our existing cash balances and short-term investments, together with cash we expect to generate from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, availability of attractive acquisition and investment opportunities, dividend payments, share repurchases and construction of our office building. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	125,568	103,881	108,242
Net cash used in investing activities(1)	(8,220)	(14,548)	(79,568)
Net cash provided by (used in) financing activities	2,194	(31,740)	(101,820)
Depreciation and amortization	11,585	13,133	14,796
Capital expenditures	(12,220)	(11,683)	(74,853)

Operating activities

Our net cash provided by operating activities was approximately US$108.2 million for the year ended December 31, 2018, compared to net cash provided by operating activities of approximately US$103.9 million and US$125.6 million during 2017 and 2016, respectively.

For the year ended December 31, 2018, cash flow provided by operations of US$108.2 million resulted primarily from our net income of US$98.1 million and the following reasons:

•

Our net income includes substantial non-cash charges, namely US$14.8 million of depreciation and amortization, US$20.8 million of stock-based compensation and US$4.1 million of impairment of goodwill and intangible assets.

•

Net working capital increased by US$31.5 million. Inventory decreased by US$12.7 million, notes and accounts receivable increased by US$12.6 million, notes and accounts payable decreased by US$28.8 million, income tax payable decreased by US$7.3 million, and other assets net of other liabilities provided US$4.6 million of cash.

For the year ended December 31, 2017, cash flow provided by operations of US$103.9 million resulted primarily from our net income of US$75.0 million and the following reasons:

•

Our net income includes substantial non-cash charges, namely US$13.1 million of depreciation and amortization and US$15.5 million of stock-based compensation and US$10.3 million of impairment of goodwill and intangible assets..

•

Net working capital increased by US$5.6 million. Inventory increased by US$22.3 million, notes and accounts receivable increased by US$5.2 million, notes and accounts payable increased by US$24.2 million, income tax payable decreased by US$8.7 million, and other assets net of other liabilities provided US$6.4 million of cash.

Investing activities

Our net cash used in investing activities was approximately US$79.6 million for the year ended December 31, 2018, compared to net cash used in investing activities of approximately US$14.5 million for the year ended December 31, 2017. In 2018, we paid US$9.7 million for the routine purchase of software, design tools and other items, US$58.9 million for the purchase of land for our future Taiwan headquarters building and US$4.7 million for purchase of a long-term investment.

Our net cash used in investing activities was approximately US$14.5 million for the year ended December 31, 2017, compared to net cash used in investing activities of approximately US$8.2 million for the year ended December 31, 2016. In 2017, we paid US$11.7 million for the routine purchase of software, design tools and other items and US$2.9 million to acquire Bigtera.

Financing activities

Our net cash used in financing activities was approximately US$101.8 million for the year ended December 31, 2018, compared to net cash provided by financing activities of approximately US$31.7 million for the year ended December 31, 2017. Our cash used in financing activities in 2018 consists primarily of US$43.3 million of dividend payments, US$33.5 million for share repurchases and US$25 million for repayment of a bank loan.

Our net cash used in financing activities was approximately US$31.7 million for the year ended December 31, 2017, compared to net cash provided by financing activities of approximately US$2.2 million for the year ended December 31, 2016. Our cash used in financing activities in 2017 consists primarily of US$32.1 million of dividend payments.

Capital Return to Shareholders

Dividend. On October 29, 2018, we announced an annual cash dividend of $1.20 per ADS to be paid in four quarterly installments of $0.30 per ADS, which succeeds our previous $1.20 per ADS annual cash dividend. In accordance with our dividend declarations, we paid $32.1 million and $43.3 million to shareholders in 2017 and 2018, respectively.

The declaration and payment of future cash dividends are subject to our Board’s continuing determination that the payment of dividends are in the best interests of our shareholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends.

Share Repurchase. On November 21, 2018, we announced a new share repurchase program to repurchase up to $200 million of our ADSs over a 24 month period. On August 1, 2017, we announced a share repurchase program to repurchase up to $200 million of our ADSs over a 12 month period. In 2017, we repurchased zero ADSs, and in 2018 we repurchased 1.0 million ADSs for $34.8 million at an average price of $34.52 per ADS.

Repurchases will be made in the open market or according to other methods in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. Share repurchase plans announced does not obligate us to acquire any particular amount of ADS and may be suspended at any time at our discretion.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2018:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	US$	US$	US$	US$	US$
	(in thousands)
Operating leases	5,887	2,802	3,020	65	—
Capital leases	—	—	—	—	—
Pension	1,900	1,900	(a)	(a)	(a)
Long-term payable	319	319	—	—	—
Other long term liabilities	6,212	477	5,735	—	—

Contractual cash obligations	14,318	5,498	8,755	65	—

(a)	Our pension obligation after one year has not been estimated.

We increased long-term taxes payable of US$3,652 thousand related to uncertain tax positions as of December 31, 2018. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

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

Name	Age	Position
James Chow	68	Chairman of the Board
Wallace C. Kou	60	President, Chief Executive Officer and Managing Director
Steve Chen	47	Director
Tsung-Ming Chung	69	Director
Lien-Chun Liu	61	Director
Yung-Chien Wang	56	Director
Han-Ping D. Shieh	65	Director
Kenneth Kuan-Ming Lin	66	Director
Riyadh Lai	50	Chief Financial Officer
Nelson Duann	50	Senior VP of Marketing & R&D, Mobile Storage and Director
Sangwoo Han	50	Senior VP and General Manager, Mobile Communications
Xueshi Yang	42	Senior VP and General Manager, Shannon Systems
Arthur Yeh	58	VP of Sales, Mobile Storage
Robert Fan	55	President of SMI USA
John (Chun-O) Kim	58	VP of Sales, Mobile Communications
David Yu	44	VP of Sales & Marketing, Shannon Systems
Leander Yu	44	VP of Sales & Marketing, Bigtera
Ken Chen	57	VP of Operations
Kevin Yeh	55	VP of R&D, Algorithm & Technology
John (Jong Ryul) Lee	55	VP of R&D, Mobile Communications
Derek Zhou	42	VP of R&D, Shannon Systems
Frank Shu	62	VP of R&D, Verification Engineering & Compatibility Test
Mike Jing	59	VP of IT

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

Mr. Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow has been the Chairman of Concord Financial Co., Ltd. since 1993. Concord Financial Co., Ltd. is an investment holding company and was one of our significant shareholders. Mr. Chow has an MBA from Columbia University.

Wallace C. Kou, President, Chief Executive Officer, Managing Director

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

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung is the Chairman of Dynapack International Technology Corp, a leading provider of battery packs for notebook PCs and tablets. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. He is also a director at Far East International Bank and Fubon Hyundai Life Insurance Corporation. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University in Taiwan.

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

Kenneth Kuan-Ming Lin, Director

Mr. Lin joined our board of directors in September 2018. Mr. Lin was previously a director on our board between September 2009 and September 2014. Mr. Lin is the Chairman of Premier Capital Management Corp., Ruby Tech Corp. and Taiwan Health Care Association, Chief Executive Officer of SINOCON Industrial Standards Foundation, and Deputy Secretary-General of Cross-Strait CEO Summit. He was previously the Chairman of the Taiwan Venture Capital Association and the Taiwan Private Equity Association and a Board Director of the Straits Economic & Cultural Interchange Association. Mr. Lin has a BS in Electrical Engineering from the National Taiwan University.

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

Nelson Duann, Senior VP of Marketing and R&D, Mobile Storage and Director

Mr. Duann became our Senior Vice President of marketing and R&D for mobile storage in November 2018. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has almost 20 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems Inc., focusing on UltraSPARC microprocessor projects. He has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

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

Frank Shu, VP of R&D, System Validation

Mr. Shu has served as our Vice President of R&D, System Validation since September 2013. He joined us in July 2012 as Vice President of SSD System Technology. Mr. Shu has more than 20 years of experience in the storage and PC system industry. Before joining Silicon Motion, Mr. Shu was the VP of R&D in charge of SSD testing at Allion Labs. Mr. Shu also worked for Microsoft and played a key role in defining and developing the software storage stack for the Windows operating system. Prior to Microsoft, Mr. Shu worked for Fujitsu, Seagate and Everex. Mr. Shu has a BS in Electronic Engineering from Nanjing Aeronautical Institute in China and an MS in Computer Science from the Oregon Graduate Institution of Science & Technology.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2018, the aggregate compensation to our directors and senior executive officers was approximately US$ 4.73 million. In 2018, we granted options and restricted stock units to our executive officers as a group to acquire an aggregate of 229,220 ordinary shares. The options and restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Future amendments and termination. The board of directors may amend (subject to shareholder approval if required by applicable law), suspend or terminate the 2015 Plan at any time. The 2015 Incentive Plan will terminate pursuant to its terms on June 3, 2025.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2016	2017	2018
Management and administration	121	128	132
Operations	41	42	41
Research and development	767	861	897
Sales and marketing	193	219	237

Total	1,122	1,250	1,307

As of December 31, 2018, we had 1,307 total employees, including 850 in Taiwan, 35 in the United States, 271 in China, 144 in Korea, and 7 in Japan. 1,054 of our total employees are engineers.

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

There were 146,085,104 of our ordinary shares outstanding as of March 31, 2019. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,361,266	1.62
Wallace C. Kou (2)	1,861,248	1.27
Steve Chen	40,000	*
Tsung-Ming Chung	70,000	*
Lien-Chun Liu	224,280	*
Yung-Chien Wang	828,674	*
Han-Ping D. Shieh	49,160	*
Kenneth Kuan-Ming Lin	10,000	*
Riyadh Lai (3)	2,090,980	1.43
Nelson Duann	42,000	*
Sangwoo Han	110,408	*
Xueshi Yang (4)	608,644	*
Arthur Yeh	43,848	*
Robert Fan	52,000	*
John (Chun-O) Kim	43,600	*
David Yu	17,372	*
Ken Chen (5)	204,049	*
Kevin Yeh	76,200	*
John (Jong Ryul) Lee	23,504	*
Derek Zhou (6)	349,108	*
Leander Yu	—	*
Frank Shu	49,000	*
Mike Jing	10,700	*

*	Less than one percent
(1)

Represents 2,361,266 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 1,541,248 shares owned by Mr. Kou, 320,000 shares owned by his family members.
(3)	Represents 1,271,100 shares owned by Mr. Lai and 819,880 shares owned by his spouse.
(4)	Represents 16,000 shares owned by Mr. Yang and 592,644 shares owned by Mr. Yang’s holding company.
(5)	Represents 198,324 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(6)	Represents 6,000 shares owned by Mr. Zhou and 343,108 shares owned by Mr. Zhou’s holding company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2019, there were 146,085,104 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2019, we had 36,444,370 ADSs, representing 145,777,480 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2019:

Identity of person or group	Number of shares owned		Percentage Owned (1)
Massachusetts Financial Services Company	10,934,092	(2)	7.5%
Lazard Asset Management LLC	10,459,832	(3)	7.2%
ARGA Investment Management, LP and Avula Rama Krishna.	7,688,452	(4)	5.3%
Investec Asset Management North America Inc.	7,273,720	(5)	5.0%

(1)	Based on 146,085,104 ordinary shares outstanding as of March 31, 2019.
(2)	Massachusetts Financial Services Company held 2,733,523 ADSs (representing 10,934,092 ordinary shares) according to a Schedule 13G dated February 13, 2019.
(3)	Lazard Asset Management LLC held 2,614,958 ADSs (representing 10,459,832 ordinary shares), according to a Schedule 13G/A dated February 1, 2019.
(4)	ARGA Investment Management, LP and Avula Rama Krishna held 2,088,771 ADSs (representing 7,688,452 ordinary shares), according to a Schedule 13G dated February 11, 2019.
(5)	Investec Asset Management North America Inc. held 1,818,430 ADSs (representing 7,273,720 ordinary shares) according to a Schedule 13G dated February 14, 2019.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

In early 2019, during the due diligence process to sell the Company’s FCI subsidiary to Dialog Semiconductor—see “Item 8. “Recent Developments”—it was determined that Jeonse housing leases in Korea were arranged between the lessee, FCI, and lessors, certain FCI employees, including three of our executive officers, or their immediate relatives. These leases, in place from 2007 to 2019, involve the lessee depositing funds equivalent to approximately 80% of the market value of the property interest-free with the lessor in exchange for rent-free housing for the employees. Deposited funds are returned to the lessee in full at the end of the lease period. The total value of the leases in 2016, 2017 and 2018 were $1.5 million, $1.6 million and $1.5 million, of which $1.1 million, $1.3 million and $1.2 million were with executive officers or their immediate relatives, respectively. The Jeonse leases have all been terminated, and the Company intends to complete the sale of FCI in the second quarter, subject to Korean government approvals. The Company intends to take additional steps to improve its internal control structure to reduce the risk of undisclosed related party transactions.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-39 of this annual report.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. SMI USA filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. As a holder of allowed claims, we are entitled to receive distribution pursuant to the bankruptcy plan. As of December 31, 2017, we received total distributions of US$265 thousand from the CLT and this case is officially closed.

Significant Changes

No significant changes have occurred since the date of our audited consolidated financial statements.

Recent Developments

a)	Sale of FCI

In January 2019, the board of directors of the Company approved the sale of FCI, our specialty RF IC product line for the Mobile Communications market. On March 7, 2019, the Company entered into a definitive agreement with Dialog Semiconductor Plc for the sale of FCI for US$45 million. The transaction is expected to close in the second quarter of 2019, subject to Korean government approvals.

b)	Sale of ProGrade investment

In April 2019, the board of directors approved the sale of the Company’s 49.0% equity interest in ProGrade for $1.7 million. The sale is expected to close in the second quarter of 2019.

c)	Shannon Impairment Risk

In April 2019, key customers of our Shannon SSDs notified the Company that their revised full-year 2019 procurement forecasts will be significantly lower than what they had provided to us in January 2019. As a result, we reduced our Shannon SSD sales forecast to a level meaningfully below what we had planned in January as part of our annual operating plan. The primary reasons of the recently reduced sales forecast include: (i) increasingly risk-adverse customers have reduced procurement plans relating to SSD solutions based on new, less mature technologies such as ours, (ii) weakening economic conditions in China have caused Chinese data center operators to postpone expansion plans and reduce SSD procurement forecasts, including from us, and

(iii) NAND prices have fallen more than we had expected and could fall further, and this will result in less revenue received for the same petabyte of Shannon SSDs that we sell.

The reduced sales forecast represents a triggering event which will require the reevaluation of the reporting unit’s goodwill and intangible assets in the second quarter of 2019. Depending on further development of the situation and factors relevant to a revised financial forecast of the Shannon reporting unit, the impairment assessment may result in impairment of goodwill and of certain intangible assets; however, the Company cannot estimate the amount or a reasonable range of amounts of such impairments, if any, at this time. As of December 31, 2018, the carrying value of the reporting unit’s goodwill was $33.2 million and intangible assets were $1.0 million.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2014 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2014	28.96	12.92
2015	37.60	20.01
2016	55.85	27.41
2017	55.68	37.37
2018	61.85	31.73

Quarterly:
First Quarter, 2017	47.33	37.37
Second Quarter, 2017	55.68	44.00
Third Quarter, 2017	49.85	40.33
Fourth Quarter, 2017	55.12	46.50

First Quarter, 2018	56.51	42.57
Second Quarter, 2018	54.62	44.54
Third Quarter, 2018	61.85	47.88
Fourth Quarter, 2018	54.76	31.73
First Quarter, 2019	44.30	32.15
Second Quarter, 2019 (1)	43.08	36.43

Monthly
November 2018	40.99	31.73
December 2018	38.33	32.16
January 2019	40.37	32.15
February 2019	44.30	38.52
March 2019	42.83	38.06
April 2019	43.08	36.81
May 2019 (1)	42.88	36.43

(1)	Through May 14, 2019.

ITEM 10.	ADDITIONAL INFORMATION

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

The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2018 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2018 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

In December 2018, the Cayman Islands published The International Tax Co-operation (Economic Substance) Law in response to the OECD’s Base Erosion and Profit Shifting (BEPS) standards. Silicon Motion Technology Corp. is a Cayman company and may be affected by the new law’s economic substance requirements, which require companies registered in the Cayman Islands to show business activity in the Caymans, tax residency elsewhere, or be subject to penalties. Economic substance requirements will apply to existing Cayman companies, such as our company, from July 1, 2019. See “Risk Factor — The enactment of legislation implementing changes in taxation of international business activities, the adoption of other tax reform policies or change in tax legislation or policies could materially impact our financial position and results of operations.”

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

Foreign currency risk. Since 2012, we consider our direct exposure to foreign exchange rate fluctuations to be minimal. Prior to 2012, we reported our financial results in NT dollars and our direct exposure to foreign exchange rate fluctuations was more significant. Gains or losses from foreign currency re-measurement are included in “Non-Operating Income (Expenses)” in our Consolidated Financial Statements. The impact of foreign currency transaction gain or loss included in determining net income (loss) for 2016, 2017 and 2018 was US$(0.7) million, US$(0.2) million and US$(0.6) million, respectively. Currently, the majority of our revenue, cost of sales, accounts receivable, and accounts payable are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.

Also refer to “Risk Factors — We are subject to risks associated with international operations which may harm our business.”

Investment Risk. We invest in equity instruments of privately held companies. We have minority stake equity investments in Cashido, Vastview and Deep Vision, private companies related to the semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. In 2018, we invested in 49% of the equity of ProGrade and accounted for this investment under the equity method. As of December 31, 2018, the aggregate carrying value of these investments on our balance sheet was US$4.2 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. The impairments losses for the years ended on December 31, 2016, 2017 and 2018 were US$13 thousand, US$120 thousand and nil, respectively.

As of December 31, 2018, we also had the short-term investments of US$3.6 million in principal protected notes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2018, we received from our depositary bank a reimbursement of US$0.8 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2018 the company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2018, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated May 15, 2019 expressed an unqualified opinion on those financial statements.

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

May 15, 2019

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2017 and 2018. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2017	2018
	US$	US$
	(in thousands)
Audit Fees (1)	880	1,011
Audit-Related Fees (2)	—	—
Tax Fees (3)	213	200
All Other Fees (4)	—	—
Total	1,093	1,211

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

(2)

Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2017 or 2018.

(3)

Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.

(4)	All other fees. Deloitte & Touche did not provide any services under this category in 2017 or 2018.

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

In 2018 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-39.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.3	Second Amended and Restated Silicon Motion Technology Corporation Equity Incentive Plan 2005 (incorporated by reference to Exhibit 2.3 of the company’s Form 20-F for the year ended December 31, 2009, filed June 25, 2010).

2.4	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed June 11, 2015).

4.11	Purchase and Supply Agreement between Lexar Media, Inc. and Silicon Motion Technology Corporation, dated September 1, 2005 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.12	Share Purchase Agreement dated as of April 18, 2007 among Silicon Motion Technology Corporation, Lake Tahoe Investment Corporation, FCI Inc. and Kwang Jun Yun and the shareholders of FCI (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

4.13	Share Purchase Agreement dated as of April 24, 2015 among Silicon Motion Technology Corporation, Silicon Motion Technology (Hong Kong) Ltd., F-Tec Holdings International Ltd., the shareholders of F-Tec Holdings International Ltd. and Xueshi Yang, as the Sellers’ Representative (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

Exhibit Number	Description

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*	Consent of Deloitte & Touche.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/S/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer

Date: May 15, 2019

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

May 15, 2019

We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31
	2017	2018
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	359,453	284,989
Short-term investments	6,941	3,609
Notes and accounts receivable, net	79,135	91,763
Inventories	94,186	81,518
Restricted assets-current	19,515	19,157
Noncurrent assets held for sale	—	10,576
Prepaid expenses and other current assets	9,567	6,878

Total current assets	568,797	498,490
Long-term investments	—	4,242
Property and equipment, net	51,370	101,410
Deferred income tax assets, net	3,402	5,066
Goodwill	58,964	58,331
Intangible assets, net	7,429	1,021
Other assets	3,770	4,054

Total assets	693,732	672,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	56,423	27,657
Bank loan	25,000	—
Income tax payable	11,492	4,163
Refund liabilities	—	2,093
Current portion of long-term payable	566	319
Accrued expenses and other current liabilities	83,763	79,419

Total current liabilities	177,244	113,651
Long-term payable, net of current portion	108	—
Other long-term liabilities	22,329	26,686

Total liabilities	199,681	140,337

Commitments and Contingencies (Note 19)
Shareholders’ Equity
Ordinary Shares at US$ 0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 143,162 thousand shares in 2017 and 144,679 thousand shares in 2018	1,431	1,447
Additional paid-in capital	242,487	263,230
Accumulated other comprehensive income	2,643	495
Retained Earnings	247,490	301,860
Treasury Stock	—	(34,755)

Total shareholders’ equity	494,051	532,277

Total liabilities and shareholders’ equity	693,732	672,614

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
NET SALES	556,146	523,404	530,348
COST OF SALES	281,541	272,210	269,541

GROSS PROFIT	274,605	251,194	260,807

OPERATING EXPENSES
Research and development	92,405	102,053	102,028
Sales and marketing	25,765	25,868	29,279
General and administrative	17,072	16,933	17,633
Impairment of goodwill and intangible assets	—	10,337	4,069
Amortization of intangible assets	2,103	2,534	2,964
Gain from disposal of noncurrent assets held for sale	—	(1,880)	—

Total operating expenses	137,345	155,845	155,973

OPERATING INCOME	137,260	95,349	104,834

NON-OPERATING INCOME (EXPENSES)
Gain from disposal of short-term investments	2	103	134
Interest income	2,158	4,268	6,301
Foreign exchange gain (loss), net	(692)	(157)	(615)
Impairment of long-term investments	(13)	(120)	—
Interest expense	(127)	(423)	(378)
Loss on equity-method investment	—	—	(473)
Other income (loss), net	42	(19)	58

Total non-operating income	1,370	3,652	5,027

INCOME BEFORE INCOME TAX	138,630	99,001	109,861
INCOME TAX EXPENSE	27,690	24,046	11,791

NET INCOME	110,940	74,955	98,070

EARNINGS PER ORDINARY SHARE:
Basic	0.79	0.53	0.68

Diluted	0.78	0.52	0.68

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	140,919	142,738	144,123

Diluted (Thousands)	142,050	143,606	144,512

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	3.15	2.10	2.72

Diluted	3.12	2.09	2.71

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	35,230	35,684	36,031

Diluted (Thousands)	35,513	35,902	36,128

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
NET INCOME	110,940	74,955	98,070

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(1,555)	3,390	(2,148)
Change in deferred pension gain (loss)	(110)	285	—

OTHER COMPREHENSIVE INCOME (LOSS)	(1,665)	3,675	(2,148)

TOTAL COMPREHENSIVE INCOME	109,275	78,630	95,922

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2016	139,521	1,395	209,243	633	133,227	—	344,498
Net income	—	—	—	—	110,940	—	110,940
Other comprehensive income	—	—	—	(1,665)	—	—	(1,665)
Stock-based compensation expenses	—	—	17,364	—	—	—	17,364
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,790	18	51	—	—	—	69
Dividends declared (US$0.20 per ordinary share)	—	—	—	—	(28,443)	—	(28,443)

BALANCE, DECEMBER 31, 2016	141,311	1,413	226,658	(1,032)	215,724	—	442,763
Net income	—	—	—	—	74,955	—	74,955
Other comprehensive income	—	—	—	3,675	—	—	3,675
Stock-based compensation expenses	—	—	15,494	—	—	—	15,494
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,851	18	335	—	—	—	353
Dividends declared (US$0.30 per ordinary share)	—	—	—	—	(43,189)	—	(43,189)

BALANCE, DECEMBER 31, 2017	143,162	1,431	242,487	2,643	247,490	—	494,051
Net income	—	—	—	—	98,070	—	98,070
Other comprehensive income	—	—	—	(2,148)	—	—	(2,148)
Stock-based compensation expenses	—	—	20,779	—	—	—	20,779
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,517	16	(36)	—	—	—	(20)
Share repurchase	—	—	—	—	—	(34,755)	(34,755)
Dividends declared (US$0.30 per ordinary share)	—	—	—	—	(43,700)	—	(43,700)

BALANCE, DECEMBER 31, 2018	144,679	1,447	263,230	495	301,860	(34,755)	532,277

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	110,940	74,955	98,070
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,482	10,599	11,832
Amortization of intangible assets	2,103	2,534	2,964
Gain from disposal of short-term investments	(2)	(103)	(134)
Loss on equity-method investment	—	—	473
Impairment of long-term investments	13	120	—
Stock-based compensation	17,364	15,494	20,779
Loss on disposal of property and equipment	33	4	66
Impairment of goodwill and intangible assets	—	10,337	4,069
Gain from disposal of noncurrent assets held for sale	—	(1,880)	—
Deferred income taxes	(3,373)	581	(1,664)
Changes in operating assets and liabilities:
Short-term investments	(2,710)	(3,208)	3,240
Notes and accounts receivable	(14,620)	(5,156)	(12,628)
Inventories	(24,777)	(22,299)	12,668
Prepaid expenses and other current assets	(1,313)	1,585	2,689
Other assets	(5)	(138)	142
Notes and accounts payable	9,198	24,248	(28,766)
Refund liabilities	—	—	2,093
Accrued expenses and other current liabilities	12,180	458	(4,679)
Income tax payable	6,876	(8,779)	(7,329)
Other liabilities	4,179	4,529	4,357

Net cash provided by operating activities	125,568	103,881	108,242

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investment	—	—	(4,715)
Proceeds from sale of held-to-maturity financial assets	4,000	—	—
Business acquisition-net of cash, cash equivalents, and restricted cash acquired	—	(2,865)	—
Purchase of property and equipment	(12,220)	(11,683)	(74,853)

Net cash used in investing activities	(8,220)	(14,548)	(79,568)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares upon exercise of employee stock options	93	380	—
Proceeds from bank loan	25,000	25,000	—
Repayments of bank loan	—	(25,000)	(25,000)
Dividends paid	(22,899)	(32,120)	(43,281)
Share repurchase	—	—	(33,539)

Net cash provided by (used in) financing activities	2,194	(31,740)	(101,820)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	119,542	57,593	(73,146)
EFFECT OF EXCHANGE RATE CHANGES	(521)	2,753	(1,250)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	202,156	321,177	381,523

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	321,177	381,523	307,127

SUPPLEMENTAL INFORMATION
Interest paid	105	367	376

Income taxes paid	24,300	30,910	13,792

Acquisition of Bigtera (Note 3)
Fair value of assets acquired, net of cash, cash equivalents, and restricted cash acquired	—	4,586	—
Other current liabilities	—	(1,244)	—
Other long-term liabilities	—	(477)	—

Cash paid for business acquisition, net of cash, cash equivalents, and restricted cash acquired	—	2,865	—

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. THE COMPANY

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is the global leader in selling NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. The Company has the broadest portfolio of controller technologies and its controllers are widely used in embedded storage products such as SSDs and eMMC and UFS devices, which are found in smartphones, PCs and commercial and industrial applications. It has shipped over six billion NAND controllers in the last ten years, more than any other company in the world. The Company also supplies customized high-performance hyperscale data center and industrial SSD solutions. The Company’s customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

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

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. Sales to one customer in 2016, and two customers in 2017 and 2018 accounted for 10% or more of the Company’s net sales, and these sales represented 28%, 39% and 34% of the Company’s net sales in 2016, 2017 and 2018, respectively. In 2016, the significant customer was SK Hynix and in 2017 and 2018, SK Hynix and Intel. The Company’s top ten customers in 2016, 2017 and 2018 accounted for approximately 75%, 72% and 69% of net sales, respectively.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on discounted cash flow, or other valuation techniques. Long-term investments in privately-held companies with no readily determinable market value are recorded using the cost method, since the cost of obtaining verifiable fair value is unreasonably high. Upon adoption of Accounting Standard Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”) starting January 1, 2018, these investments are measured at cost less impairment, if any, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Any resulting change in carrying amount would be reflected in net income. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.

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

See Note 21, “Fair Value Measurement”, for the related disclosure.

Cash Equivalents

The Company considers all highly liquid instruments acquired with a remaining maturity of three months or less when purchased to be cash equivalents. In addition, time deposits with maturities ranging from more than three months to one year are qualified as cash equivalents as the nature of the time deposits are similar to cash such that without advance notice to the bank, they can be readily converted into known amounts of cash with the principal of the time deposits protected and not subject to penalty in the event of an early withdrawal. Also, the risk of changes in value because of changes in interest rates is insignificant due to the fact that the Company can still earn interest based on a rate close to the on-going published interest rate applicable for the actual period of the time deposits in the event of an early withdrawal. Cash and cash equivalents are stated at cost, which approximates their fair value.

Short-term Investments

The Company’s short-term investments primarily include short-term income yielding investments with original maturities greater than three months from the purchase date and remaining maturities less than one year.

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

Long-term Investments

Investee companies over which the Company had the ability to exercise significant influence but did not have a controlling interest and was the primary beneficiary were accounted for using the equity method. Significant influence was generally considered to exist when the Company had an ownership interest in the voting shares of the investee between 20% and 50%, and other factors, such as representation in the investee’s board of directors, voting rights and the impact of commercial arrangements, were considered in determining whether the equity method of accounting was appropriate. Under this method of accounting, the Company recorded its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. The Company evaluated its equity method investments for impairment whenever events or changes in circumstances indicated that the carrying amounts of such investments might not be recoverable.

Prior to adopting ASU 2016-01 on January 1, 2018, the Company has long-term investments in companies that it does not exercise significant influence and accounts for these investments under the cost method. Management regularly evaluates financial information related to these investments to determine whether an other than temporary decline in their value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. Management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in other income and expense. After adopting ASU 2016-01 on January 1, 2018, the Company elected to record equity investments without readily determinable fair values and not accounted for by the equity method at cost less impairment, adjusted for subsequent observable price changes whether there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Land is not depreciated. Depreciation expense recognized for the years ended December 31, 2016, 2017 and 2018 was approximately US$9,482 thousand, US$10,599 thousand and US$11,832 thousand, respectively.

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

Impairment of Goodwill and Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 11, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2016, 2017 and 2018.

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

Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values is also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 11, “Goodwill and Acquired Intangible Assets,” regarding impairment testing.

Other Assets

Other assets primarily consist of industrial property right and deposits for office leases.

Restricted Assets

Restricted assets consist of restricted cash. Restricted cash represents cash set aside as collateral for obtaining capacity and borrowings as well as cash received from government grants with restriction on its usage.

Bank loans

Revolver credit from financial institutions are stated at the amount of unpaid principal.

Other long-term liabilities

Other long-term liabilities primarily consist of payables to former shareholders of Shannon Systems and unrecognized tax benefits.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Revenue Recognition

Through the fiscal year ended December 31, 2017, revenue from product sales was generally recognized upon shipment to the customer provided that the Company had received a signed purchase order, the price was fixed or determinable, transfer of title had occurred in accordance with the shipping terms specified in the arrangement with the customer, collectability from the customer was considered reasonably assured, product returns were reasonably estimable and there were no remaining significant obligations or customer acceptance requirements. Revenue on development service orders was generally recognized upon completion and customer acceptance of contractually agreed milestones.

As a result of the adoption of the new revenue standard (ASC 606) on January 1, 2018, using the modified retrospective method with the cumulative effect of initially applying it recognized at the date of initial application, the Company revised its revenue recognition policy. The Company now recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Under the new revenue recognition standard, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company enters into contracts that may include products that are capable of being distinct and accounted for as separate performance obligations. To date, the majority of the revenue has been generated by sales associated with products of storage and mobile communication, where a single performance obligation is identified in general. Revenue from services has been insignificant. Performance obligations associated with product sales transactions are generally satisfied when control passes to customers upon shipment or the written acceptance of the customers. Accordingly, product revenue is recognized at a point in time when control of the asset is transferred to the customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. Some of the Company’s sales are made to distributors. Control passes to the distributor upon shipment, and terms and payment by the Company’s distributors is not contingent on resale of the product.

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

The Company provides a standard one-year warranty for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2016, 2017 and 2018, the Company did not experience significant costs associated with warranty returns.

The effect of retrospectively applying ASC 606 is detailed below:

	As previously Reported	New Revenue Standard Adjustment	As Adjusted
Impact on Assets and liabilities
Refund liabilities	$—	$2,093	$2,093
Allowance for sales returns and discounts*	2,093	(2,093)	—

Total effect on Assets and liabilities	$2,093	$—	$2,093

*

Prior to the application of ASC 606, the Company recognized the estimation of sales returns and allowance as a credit to accounts receivables. Under ASC 606, the Company recognizes such estimation as refund liability.

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

Comprehensive Income (Loss)

Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2016, 2017 and 2018:

	Year Ended December 31, 2016			Year Ended December 31, 2017			Year Ended December 31, 2018
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	1,486	(853)	633	(69)	(963)	(1,032)	3,321	(678)	2,643
Current-period change	(1,555)	(110)	(1,665)	3,390	285	3,675	(2,148)	—	(2,148)

Ending balance	(69)	(963)	(1,032)	3,321	(678)	2,643	1,173	(678)	495

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

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options and other dilutive securities were exercised. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The Company’s dilutive securities consist of employee stock options and restricted stock units. The effect of dilutive securities including employee stock options and restricted stock units were 1,131 thousand shares (283 thousand ADSs), 868 thousand shares (218 thousand ADSs) and 389 thousand shares (97 thousand ADSs) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Dividends

The board of directors declared payment of our first quarterly dividend on our common stock in January 2013 and the first dividend payment was made on March 4, 2013. The board of directors has subsequently declared and paid dividends in each successive quarter. Beginning on November 2, 2015, the board of directors, instead of declaring a quarterly dividend, declared an annual dividend payable in four quarterly installments. The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

Recent Accounting Pronouncements

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company adopted this new standard using the modified retrospective method with the cumulative effect of initially applying it recognized at the date of initial application. The adoption of this new standard did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In January 2016, the FASB issued an accounting update regarding the subsequent measurement of equity investment. The amendment requires all equity investment to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investee. The amendment also simplifies the impairment assessment of equity investments without readily determinable fair value by requiring assessment for impairment qualitatively and eliminating the complexity of the other-than-temporary impairment guidance. For financial reporting, the amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendment eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. In February 2018, the FASB issued an accounting update to further clarify certain aspects of the guidance in the recognition and the measurement of financial assets and financial liabilities. The amendments are effective for fiscal years beginning after December 15, 2017 and early application is prohibited. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In February 2016, the FASB issued a new standard regarding leases (Topic 842). The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. In January 2018, the FASB issued an amendment permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840, the current standard regarding leases. In July 2018, the FASB issued two amendments to (1) clarify how to apply certain aspects of the new leases standard addressing the rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, among other issues; (2) provide an optional transition method that allows the entity to initially apply the new lease requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without restating prior periods; and (3) provide an practical expedients that lease and associated non-lease components are not required to be separated within lessor arrangements if certain criteria are met. In addition, in December 2018, the FASB issued another accounting update regarding lease to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The standard is effective for the Company beginning on January 1, 2019. The Company is adopting the new lease accounting standard using a modified retrospective method and will not restate comparative periods. The Company expects that the adoption of the new leasing standard will result in recognition of US$7,886 thousand in lease related right-of-use assets and liabilities on the Company’s consolidated balance sheet, primarily related to office buildings.

In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. In November 2018, the FASB issued an accounting update to clarify that receivables arising from operating leases are not within the scope of new credit losses guidance. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments is not expected to have a material impact on the Company’s statement of cash flows.

In August 2016, the FASB issued an accounting update to clarify the following eight cash flow classification issues: (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after the acquisition date of a business combination, (4) proceeds received from the settlement of insurance claims, (5) proceeds received from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The amendment is an improvement to reduce the current and potential future diversity in practice. The amendment is effective for fiscal years beginning after December 15, 2017, and earlier adoption is permitted. In addition, the amendment should be applied using a retrospective transition method to each period presented. The adoption of the amendments did not have a material impact on the Company’s statement of cash flows.

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

In March 2017, the FASB issued an accounting update to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendment requires that an entity disaggregates the service cost component from the other components of net benefit cost and present the service cost component with other current compensation costs for related employees in the income statement. The amendment also requires an entity presents the other components elsewhere in the income statement and outside of income from operation if such subtotal is presented and allow only the service cost component of net benefit cost to be eligible for capitalization. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendment allows for a practical expedient that permits an entity to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. The Company intends not to apply the practical expedient for retrospective presentation requirements. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In May 2017, the FASB issued an accounting update to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation — Stock Compensation, to a change in the terms or conditions of a share-based payment award. Under the amendment, modification accounting is required to be applied unless all of the following are the same immediately before and after the change: (1) the award’s fair value (or calculated value or intrinsic value, if those measurement methods are used); (2) the award’s vesting conditions; and (3) the award’s classification as an equity or liability instrument. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied prospectively to an award modified on or after the adoption date. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In August 2018, the FASB issued an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure. The amendments removed (1) the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, (2) the policy for timing of transfers between levels of the fair value hierarchy; and (3) the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In August 2018, the FASB issued an accounting update to modify disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the disclosure requirements of (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, have been added. The amendment also clarified the disclosure requirements with respect to the projected benefit obligation and the accumulated benefit obligation. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

3. BUSINESS ACQUISITION

Bigtera

On July 3, 2017, the Company completed its acquisition of Bigtera, a software defined storage company. In exchange for 100% of the outstanding shares of common stock of Bigtera, the Company paid approximately US$4,664 thousand in cash. In 2017, the Company incurred US$171 thousand of acquisition costs which comprised primarily of transaction fees and direct acquisition costs, including legal and other professional fees. These costs are included in the line item of “operating expenses — general and administrative” on the consolidated statements of income.

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

As of December 31, 2018, approximately US$1,099 thousand has not been paid to the former shareholders of Bigtera and is included in other current liabilities on the consolidated balance sheets as of December 31, 2018.

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets. The identifiable intangible assets and respective useful lives are as follows:

	US$	Useful Life
Know-how	3,753	5.5
Current technology	983	5.5

Total identifiable intangible assets	4,736

Know-how represents software defined storage technology that has value through its continued use or reuse across all version of Bigtera’s software products. Such know-how derives independent value from not being generally known and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

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

4. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2017	2018
	US$	US$
Cash and deposits in bank	59,751	54,918
Time deposits	269,392	220,047
Bonds acquired under repurchase agreements	30,310	10,024

Total cash and cash equivalents	359,453	284,989
Restricted cash	22,070	22,138

	381,523	307,127

5. SHORT-TERM INVESTMENTS

	December 31
	2017	2018
	US$	US$
Trading securities	6,941	3,609

The Company classified certain short-term investments as trading securities. Realized gains on sales of these trading securities were US$2 thousand, US$103 thousand and US$134 thousand for the years ended December 31, 2016, 2017 and 2018, respectively The amount of unrealized losses related to trading securities at year end was nil for the years ended December 31, 2016, 2017 and 2018, respectively.

6. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2017	2018
	US$	US$
Trade accounts receivable	81,165	92,408
Allowance for doubtful accounts	(598)	(645)
Allowance for sales returns and discounts (Note 13)*	(1,432)	—

	79,135	91,763

*

As of January 1, 2018, the Company has adopted the new revenue recognition standard (ASC 606). Allowance for sales returns and discounts for the year ended December 31, 2018 has been adjusted to reflect these changes in accounting policies, see Note 2 summary of significant accounting policies.

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	775	723	598
Additions (reversals) charged to expense, net	(12)	(125)	47
Write-offs	(40)	—	—

Balance, end of year	723	598	645

	Year Ended December 31
	2016	2017
	US$	US$
Allowances for sales returns and discounts
Balance, beginning of year	1,555	1,624
Additions charged to expense, net	3,285	3,093
Actual sales return and discount	(3,216)	(3,285)

Balance, end of year	1,624	1,432

7. INVENTORIES

The components of inventories are as follows:

	December 31
	2017	2018
	US$	US$
Finished goods	41,365	26,059
Work in process	25,090	30,830
Raw materials	27,731	24,629

	94,186	81,518

The Company wrote down US$2,995 thousand, US$698 thousand and US$2,095 thousand in 2016, 2017 and 2018, respectively, for estimated obsolete or unmarketable inventory.

8. LONG-TERM INVESTMENTS

As of December 31, 2017 and 2018, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2017	2018	2017	2018
			US$	US$
Cost method in 2017 and cost less impairment method in 2018:
Cashido Corp. (Cashido)	2.1%	1.8%	—	—
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	—	—
Deep Vision, Inc (Deep Vision)	—	14.8%	—	3,000
Equity method:
ProGrade Digital, Inc. (ProGrade)	—	49.0%	—	1,242

			—	4,242

In July 2001, the Company invested in the common stock of Cashido. At the time of investment, Cashido manufactured flash memory storage devices. Cashido currently focuses on the manufacture of computer accessories and ozone based sterilization devices. In 2017, the Company recognized impairment charges of US$91 thousand in its investment in Cashido. In 2016 and 2017, the Company recognized impairment charges of US$13 thousand and US$91 thousand in its investment in Cashido, respectively.

In December 2006 and February 2007, the Company invested US$3,360 thousand in the common stock of Vastview. Vastview is a fabless semiconductor company that develops and markets driver ICs and other ICs for the TFT-LCD industry. In 2009 and 2013, the Company received US$808 thousand and US$46 thousand from capital reductions at Vastview. From 2008 to 2010, the Company recognized impairment charges of US$2,462 thousand in its investment in Vastview, and an additional charge of US$29 thousand in 2017. The impairment charges were mainly due to the declining financial performances of the investee.

In May 2018, the Company invested US$1,715 thousand in the preferred stock of ProGrade which is accounted for under the equity method. ProGrade is a supplier of professional-grade memory cards.

In June 2018, the Company invested US$3,000 thousand in the preferred stock of Deep Vision which is accounted for under the cost method. Deep Vision is a developer of low-power deep learning processors.

9. NONCURRENT ASSETS HELD FOR SALE

	December 31
	2017	2018
	US$	US$
Assets held for sale	—	10,576

	—	10,576

The Company vacated from an office building located in Shanghai, China and in 2018 took actions to sell the property. The sale plans met all of the held-for-sale criteria in accordance with ASC 360 — Property, Plant and Equipment and accordingly, the office building was reclassified to noncurrent assets held for sale in 2018. In 2017, the Company sold another held for sale property to a non-affiliated third party and recognized a gain from disposal of US$1,880 thousand.

10. PROPERTY AND EQUIPMENT

	December 31
	2017	2018
	US$	US$
Cost:
Land	9,309	68,243
Buildings	30,288	18,130
Machinery and equipment	21,665	26,902
Furniture and fixtures	7,746	8,538
Leasehold and buildings improvement	5,497	7,661
Software	24,864	23,971

Total	99,369	153,445

Accumulated depreciation:
Buildings	3,472	3,231
Machinery and equipment	15,665	19,005
Furniture and fixtures	5,212	5,808
Leasehold and buildings improvement	4,213	4,921
Software	19,874	19,269

	48,436	52,234
Prepayment and construction in progress	437	199

	51,370	101,410

In April 2006, the Company began leasing a property located in Taipei, Taiwan to a third party. The lessee has been renewing the operating lease annually and last renewed in March 2019. Net carrying value of the properties as of December 31, 2017 and 2018 was US$709 thousand and US$691 thousand, respectively. Annual rental income from the lease is about US$42 thousand each year.

In September 2018, the Company paid $58,931 thousand to acquire land in Hsinchu, Taiwan for the purpose of constructing its future Taiwan headquarters building.

11. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Intangible assets: The cumulative value of intangible assets related to the Company’s acquisition of FCI and Centronix in 2007, BTL in 2011, Shannon Systems in 2015 and Bigtera in 2017 are as follows:

	December 31
	2017				2018
	US$				US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Acquisition-related intangible assets	13,117	—	(5,688)	7,429	13,117	(3,444)	(8,652)	1,021

The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. No impairment losses were recognized in 2016 and 2017. In 2018, the Company determined that the carrying amounts for intangible assets of its Bigtera unit exceeded its fair value, which was close to nil, and recorded impairment charges of US$3,444 thousand due to lower than projected revenue. The impairment was measured based on a projected discounted cash flow method. Certain factors, such as revenue growth rates, projected gross margins, perpetual growth rate and risk-adjusted discount rate used for this nonrecurring fair value measurement were considered Level 3 within the fair value hierarchy due to the significance of unobservable inputs using company specific information. Amortization expense of acquisition-related intangible assets for the years ended December 31, 2016, 2017 and 2018 were US$2,103 thousand, US$2,534 thousand and US$2,964 thousand, respectively.

Goodwill: Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually or whenever events or circumstances occur which indicate that goodwill might be impaired. The goodwill that resulted from the Company’s acquisition of FCI and Centronix in 2007 and purchase of BTL’s assets in 2011 was US$66,300 thousand. As a result of the acquisition of Shannon Systems in 2015 and Bigtera in 2017, the Company recorded additional goodwill of US$33,204 thousand and US$625 thousand, respectively. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. Goodwill is tested for impairment annually on November 30. Total goodwill was US$58,964 thousand and US$58,331 thousand as of December 31, 2017 and 2018, respectively. The Company recognizes an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its implied fair value.

The Company elected to adopt ASU 2017-04 starting 2017 (as described in Note 2 above). Under the updated guidance, the Company applied a one-step quantitative test and recorded the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value. Fair value determinations are sensitive to changes in the underlying assumptions and factors including those relating to estimating future operating cash flows to be generated from the reporting unit which are dependent upon historical data and internal forecasts and projections developed by management. The Company’s strategic plans, estimates of perpetual growth rate taking into account the annual goodwill impairment analysis of the current economic environment and the timing and degree of any economic recovery and market participant assumptions. Key assumptions within the five-year discounted cash flow analysis prepared for the annual goodwill impairment analysis included revenue growth rates, projected gross margins, perpetual growth rate and risk-adjusted discount rate that the Company determined to be appropriate. The inputs used are classified as Level 3 within the fair value hierarchy due to the significance of unobservable inputs using company-specific information. As a result of the goodwill impairment tests conducted as of November 30, 2017 and 2018, the Company determined that the carrying amounts for mobile communications unit and Bigtera unit exceeded the fair value and recorded goodwill impairment charges of US$10,337 thousand and US$625 thousand in the fourth quarter of 2017 and 2018, respectively. The company used an income approach (discounted cash flow model) to determine the fair value of the mobile communications unit and the Bigtera unit. Mobile communications unit impairment charge in 2017 was mainly attributable to a project cancellation by a customer and delayed commercialization of a new product. Bigtera unit impairment charge in 2018 was mainly due was to lower than projected revenue.

	December 31
	2017				2018
	US$				US$
	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount	Cost	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	100,129	(41,145)	(20)	58,964	100,129	(41,770)	(28)	58,331

12. SHORT-TERM BANK LOANS

	December 31
	2017	2018
	US$	US$
Secured loans	25,000	—

	25,000	—

Interest expenses for the years ended December 31, 2016, 2017 and 2018 were US$105 thousand, US$387 thousand and US$355 thousand, respectively.

The Company obtained US dollar revolver credit facilities from banks and drew down US$25,000 thousand in 2017. The loan was repaid in 2018. Interest rates ranged from 1.51% to 2.95% per annum on monthly outstanding loans. In 2017 and 2018, loans no longer required pledged deposits.

13. REFUND LIABILITIES

December 31, 2018
US$
Refund liabilities (Note 6)	2,093

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms.

The changes in the refund liabilities are summarized as follows:

Year Ended December 31, 2018
US$
Refund liabilities
Balance, beginning of year	1,432
Additions charged to expense, net	4,908
Actual sales return and discount	(4,247)

Balance, end of year	2,093

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2017	2018
	US$	US$
Wages and bonus	29,629	25,169
Dividends	32,451	32,871
Research and development payable	5,638	3,108
License fees and royalties	3,729	6,739
Professional fees	2,286	1,867
Equipment	1,844	1,264
Others	8,186	8,401

	83,763	79,419

15. PENSION PLAN

SMI Taiwan, the Company’s largest operating company is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “Act”), which became effective on July 1, 2005, and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 could choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$1,272 thousand, US$1,579 thousand and US$1,682 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirements requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for administering the defined benefit plans of the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2017 and 2018, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employee salaries at that time. The Company estimates its contribution for the year ending December 31, 2019 to be US$67 thousand which was determined based on 2% of estimated salaries in 2019.

Starting in 2010, the Company provides a defined benefit pension plan to employees of FCI in Korea with at least one year of service. FCI’s overall investment strategy is to avoid a loss on plan assets. FCI estimates its contribution for the year ending December 31, 2019 to be nil.

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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2016	2017	2018
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	3,632	4,242	5,131
Service cost	487	1,572	568
Interest cost	104	336	126
Actuarial loss (gain)	151	(665)	146
Benefits paid	(132)	(354)	(133)

Projected benefit obligation at end of year	4,242	5,131	5,838

Change in plan assets
Fair value of plan assets at beginning of year	2,800	3,902	5,114
Actual return on plan assets	33	81	63
Employer contributions	1,203	1,358	331
Benefits paid	(134)	(227)	(98)

Fair value of plan assets at end of year	3,902	5,114	5,410

Funded status recognized as an other liabilities	(340)	(17)	(428)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Net loss	963	678	678

Total recognized in accumulated other comprehensive income	963	678	678

The accumulated benefit obligation for all defined benefit pension plans was US$2,648 thousand, US$ 3,210 thousand and US$ 3,864 thousand at December 31, 2016, 2017 and 2018, respectively.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Service cost	487	1,572	568
Interest cost	104	336	126
Projected return on plan assets	(28)	(58)	(78)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	11	37	41

Net periodic benefit cost	574	1,887	657

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2016	2017	2018
	US$	US$	US$
Recognize the decrease in net gain (loss)	111	(285)	—
Amortization of net loss	(1)	—	—

Total recognized in other comprehensive loss (income)	110	(285)	—

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$38 thousand.

Expected benefit payments:

US$
2019	14
2020	5
2021	74
2022	27
2023	19
2024 and thereafter	356

The aforementioned expected benefit payments excluded FCI since the board of directors of the Company approved a sale of FCI in January 2019. Please refer to Note 23 Subsequent Events.

The actuarial assumptions to determine the benefit obligations were as follows:

	2016		2017		2018
	Taiwan	Korea	Taiwan	Korea	Taiwan	Korea
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.50%	3.80%	1.63%	4.10%	1.38%	3.60%
Rate of compensation increase	4.25%	3.50%	4.25%	3.50%	4.25%	3.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.50%	3.80%	1.63%	4.10%	1.38%	3.60%
Expected long-term return on plan assets	2.00%	1.10%	1.75%	1.10%	1.75%	1.40%
Rate of compensation increase	4.25%	3.50%	4.25%	3.50%	4.25%	3.00%

In 2017 and 2018, FCI’s pension plan assets were invested in principal guaranteed interest insurance contracts and fixed bank deposits, which are principal and interest guaranteed products and are classified as Level 2. These Level 2 securities were valued by discounting future cash flows using benchmark yield rates.

The fair values of FCI’s pension plan assets at December 31, 2017 and 2018 are as follows:

	December 31
	2017	2018
	US$	US$
Guaranteed interest contract
Kyobo Life Insurance Co. Ltd.	1,599	1,605
Shinhan Investment Co.	374	466
Fixed deposit
Industrial Bank of Korea	1,892	2,014

	3,865	4,085

16. INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Current	31,063	23,465	13,455
Deferred	(3,373)	581	(1,664)

Income tax expense	27,690	24,046	11,791

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Domestic	(20,663)	(27,902)	(23,750)
Foreign	159,293	126,903	133,611

	138,630	99,001	109,861

Since the Company is an entity of the Cayman Islands, a British overseas territory with no corporate income tax, tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Tax expense at statutory rate of Cayman	—	—	—
Differences between Cayman and foreign statutory tax rates	34,415	24,255	12,509
Tax-exempt income	(4,648)	—	—
Permanent differences	(7,792)	(4,249)	(703)
Temporary differences	(1,533)	(1,445)	(159)
Alternative minimum tax	594	4	9
Income tax on undistributed earnings	5,677	2,709	408
Net changes in income tax credit	(495)	166	116
Net changes in valuation allowance of deferred income tax assets	1,724	(2,401)	1,243
Net operating loss carryforwards	(1,689)	1,492	(1,431)
Liabilities related to unrealized tax benefits	2,385	3,455	(302)
Adjustment of prior years’ taxes and others	(948)	60	101

Income tax expense	27,690	24,046	11,791

Deferred income tax assets (liabilities) are as follows:

	December 31
	2017	2018
	US$	US$
Notes and accounts receivable	44	47
Stock-based compensation	771	2,103
Allowance for sales return	154	210
Inventory reserve	1,311	1,283
Foreign currency translation	(5)	(8)
Property and equipment	168	(52)
Investment tax credits	9,078	8,684
Net operating loss carryforwards	10,391	11,895
Others	562	945
Valuation allowance	(19,072)	(20,041)

	3,402	5,066

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance increased by US$1,792 thousand and US$969 thousand for the year ended December 31, 2016 and 2018, respectively, and decreased by US$1,764 thousand for the year ended December 31, 2017. The increase in valuation allowance in 2016 and 2018 are primarily due to the uncertainty in generating sufficient taxable income in the future and utilization of operating loss carryforwards and research and development credits before they expire. The decrease in valuation allowance in 2017 was primarily due to the lower Federal corporate income tax rate that followed the enactment of the Tax Cuts and Jobs Act of 2017.

Starting from 2018 the corporate income tax rate in Taiwan increased from 17% to 20%. In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings was reduced from 10% to 5%.

As of December 31, 2018, FCI had unused research and development tax credits of approximately US$4,069 thousand which will expire in the period from 2019 to 2023.

As of December 31, 2018, the Company’s U.S. federal net operating loss carryforwards for federal income tax purposes were approximately US$8,574 thousand. If not utilized, the federal net operating loss carryforwards will expire in 2038.

As of December 31, 2018, the Company’s U.S. federal and California research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,636 thousand and US$1,834 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2038 while the state tax credit carryforward has no expiration date.

Current U.S. federal and California state laws include substantial restrictions on the utilization of net operating losses and credits in the event of an “ownership change” of a corporation. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such “ownership change”. Such a limitation could result in the expiration of carryforwards before they are utilized.

As of December 31, 2018, the Company had accumulated undistributed earnings from foreign subsidiaries of US$337 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Balance, beginning of year	5,639	10,286	15,056
Increases in tax positions taken in current year	4,675	6,647	5,937
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(28)	(1,877)	(2,286)

Balance, end of year	10,286	15,056	18,707

At December 31, 2018, the Company had US$18,707 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2016, 2017 and 2018, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$575 thousand, US$617 thousand and US$776 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2017 and 2018 was US$3,421 thousand and US$4,091 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company files income tax returns in United States and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2018:

Tax Jurisdiction	Tax Years
China	2015 and onward
Hong Kong	2015 and onward
Taiwan	2013 and onward
Korea	2013 and onward
United States	2013 onward

17. SHAREHOLDERS’ EQUITY

Dividends

The Company declared cash dividends per ordinary share during the periods presented as follows:

	2016		2017		2018
	Dividends Per Share (US$)	Dividends Per Share (US$)	Dividends Per Share (US$)	Dividends Per Share (US$)	Dividends Per Share (US$)	Dividends Per Share (US$)
First quarter	$0.0375	$5,290	$0.050	$7,134	$0.075	$10,832
Second quarter	$0.0375	5,290	$0.050	7,148	$0.075	10,835
Third quarter	$0.0375	5,297	$0.050	7,155	$0.075	10,843
Fourth quarter	$0.0500	7,065	$0.075	10,737	$0.075	10,849

		$22,942		$32,174		$43,359

Beginning on November 2, 2015, the board of directors, instead of declaring a quarterly dividend, declared an annual dividend of $0.60, equivalent to $0.15 per ordinary shares, payable in four quarterly installments. The board of directors declared annual dividends of $0.80, $1.20 and $1.20, equivalent to $0.20, $0.30 and $0.30 per common share, payable in four quarterly installments on October 24, 2016, October 24, 2017 and October 29,

2018, respectively. Future dividends, if any, will be declared by and subject to the discretion of the Company’s board of directors. If the Company’s board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant.

Any future dividend the Company declares will be paid to the holders of ADSs, subject to the terms of the depositary agreement, to the same extent as holders of the Company’s ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend the Company declares will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Treasury Stock

On November 21, 2018, the board of directors of the Company approved share buyback plans to repurchase up to US$200 million of the Company’s ADSs over a 24 month period. The program did not obligate the Company to acquire any particular amount of ADS and the program may be modified or suspended at any time at the Company’s discretion. As of December 31, 2018, the Company repurchased 1,006 thousand ADSs for a total cost of US$34.8 million. The weighted average purchase price per ADS repurchased was US$34.54.

18. EQUITY INCENTIVE PLAN

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

Stock Option and Restricted Stock Units Activity

The following is a summary of, the 2005 Plan and the 2015 Plan, which includes stock options and restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2016	19,862
Restricted stock units granted	(1,446)
Option and restricted stock units forfeited	335

Available for grant at December 31, 2016	18,751
Restricted stock units granted	(1,391)
Option and restricted stock units forfeited	27

Available for grant at December 31, 2017	17,387
Restricted stock units granted	(1,622)
Option and restricted stock units forfeited	22

Available for grant at December 31, 2018	15,787

Stock Options

A summary of the stock option activity and related information is as follows:

	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2016	579	1.47
Options forfeited	(257)	1.47
Options exercised	(64)	1.47

Outstanding at December 31, 2016	258	1.47	0.25

Options vested and expected to vest after December 31, 2016	258	1.47	0.25
Options exercised	(258)	1.47

Outstanding at December 31, 2017	—	—	—

No stock options were granted in 2016, 2017 and 2018. The intrinsic value of options exercised, determined as of the date of option exercise, was US$580 thousand, US$3,040 thousand and nil in 2016, 2017 and 2018, respectively.

As of December 31, 2018, total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Company’s stock option plans, net of estimated forfeitures, was nil.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The total cash received from employees as a result of employee stock option exercises were US$93 thousand, US$380 thousand and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

The related tax effect for stock-based compensation benefit were US$37 thousand, US$124 thousand and US$177 thousand for 2016, 2017 and 2018, respectively. The related tax effect for stock-based compensation expense for option and restricted stock units exercised during 2016, 2017 and 2018 was US$1,702 thousand, US$2,273 thousand and US$2,196 thousand, respectively. The related tax effect was determined using the applicable tax rates in jurisdictions to which this expense relates.

Restricted Stock Units

A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2016	2,125	6.65	0.73
Restricted stock units granted	1,446	12.67
Restricted stock units vested	(1,726)	6.46
Restricted stock units forfeited	(78)	6.57

Non-vested at December 31, 2016	1,767	11.65	0.47
Restricted stock units granted	1,391	10.75
Restricted stock units vested	(1,593)	12.08
Restricted stock units forfeited	(27)	10.69

Non-vested at December 31, 2017	1,538	10.36	0.33
Restricted stock units granted	1,622	13.86
Restricted stock units vested	(1,517)	9.79
Restricted stock units forfeited	(22)	11.75

Non-vested at December 31, 2018	1,621	13.85	0.38

As of December 31, 2018, there was US$6,162 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Cost of sales	400	293	390
Research and development	10,529	9,255	13,278
Sales and marketing	3,122	3,167	3,407
General and administrative	3,313	2,779	3,704

	17,364	15,494	20,779

19. COMMITMENTS AND CONTINGENCIES

FCI provided their employees with collateral for personal loans which is deposited at a designated bank and the amount deposited was US$468 thousand and US$448 thousand at December 31, 2017 and 2018, respectively. Such amounts were accounted for as restricted cash.

Operating Leases

The Company entered into various operating lease agreements for office space that expire on various dates through March 2022. The Company recognized rent expense for the years ended December 31, 2016, 2017 and 2018 of US$2,595 thousand, US$3,131 thousand and US$3,933 thousand, respectively. The minimum operating lease payments expected under these leases as of December 31, 2018 were US$2,802 thousand, US$1,757 thousand, US$1,263 thousand, US$65 thousand, and nil for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

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

All American Semiconductor, Inc. (“All American” or “AASI”) was a former distributor for the Company. On April 25, 2007, All American filed for Chapter 11 bankruptcy protection. At the time of the filing, the Company had US$256 thousand of unpaid accounts receivable from All American. On April 17, 2009 SMI USA and related entities were named as defendants in an adversary proceeding filed by the AASI Creditor Liquidating Trust (“CLT”) in the bankruptcy case pending in the U.S. Bankruptcy Court for the Southern District of Florida. The CLT was seeking the return of allegedly avoidable transfers in the amount of US$854 thousand. SMI USA filed an answer and affirmative defenses. In March 2010, SMI USA settled with the CLT by paying the amount of US$220 thousand and on April 1, 2010, the Bankruptcy Court granted the motion to approve stipulations to compromise controversy. On August 23, 2010, the Court entered an order dismissing the adversary proceeding. In June 2011, Liquidating Trustee for the CLT filed the AASI Creditor Liquidating Trustee’s Seventeenth Omnibus Objection to Claims but in August 2011, withdrew it with respect to SMI USA’s proof of claim. As a holder of allowed claims, we are entitled to receive distribution pursuant to the bankruptcy plan. On December 31, 2017, we received total distributions of US$265 thousand from the CLT and this case is officially closed.

20. SEGMENT INFORMATION

The Company is the global leader in selling NAND flash controllers for solid state storage devices. The Company currently operates as one reportable segment. The chief operating decision maker is the Chief Executive Officer.

The Company groups its products into three categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by markets:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Mobile Storage	510,687	480,735	494,012
Mobile Communications	39,322	37,447	30,163
Others	6,137	5,222	6,173

	556,146	523,404	530,348

Revenue is attributed to a geographic area based on the bill-to location. The following summarizes the Company’s revenue by geographic area:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Taiwan	75,926	72,768	70,984
United States	59,390	40,344	53,476
Japan	17,070	18,797	21,171
Korea	183,249	176,813	135,845
China	151,112	126,048	142,948
Others	69,399	88,634	105,924

	556,146	523,404	530,348

Major customers representing at least 10% of net sales

	Year Ended December 31
	2016		2017		2018
	US$	%	US$	%	US$	%
SK Hynix	156,541	28	150,762	29	111,265	21
Intel	*	*	50,205	10	67,791	13

*	Less than 10%

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Taiwan	34,011	36,369	96,920
United States	237	242	348
Korea	1,448	1,936	1,645
China	12,181	12,798	2,447
Japan	15	25	50

	47,892	51,370	101,410

21. FAIR VALUE MEASUREMENT

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

For the years ended December 31, 2017 and 2018, none of the Company’s assets measured on a recurring basis was determined by using significant unobservable inputs.

The following table presents our assets measured at fair value on a recurring basis as of December 31, 2017 and 2018:

December 31, 2017

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading securities	755	6,186	—	6,941

December 31, 2018

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading securities	—	3,609	—	3,609

22. RELATED PARTY TRANSACTIONS

Lease support arrangements, known in Korea as Jeonse, were in place for certain Korean employees, primarily executive officers. These arrangements, in place from 2007 to 2019, consisted of a program which the Company facilitated housing arrangements by depositing funds with lessors who are either third parties, employees or relatives of the employees. Such funds would serve to establish the leasehold interest for the employees. When such arrangements are finished, the Company receives the deposited funds back in full. The deposited amount of these arrangements for such employees was US$1.6 million and US$1.5 million as of December 31, 2017 and 2018, respectively.

23. SUBSEQUENT EVENTS

a)	Sale of FCI

In January 2019, the board of directors of the Company approved the sale of FCI, our specialty RF IC product line for the Mobile Communications market. On March 7, 2019, the Company entered into a definitive agreement with Dialog Semiconductor Plc for the sale of FCI for US$45 million. The transaction is expected to close in the second quarter of 2019, subject to Korea government approvals.

b)	Sale of ProGrade investment

In April 2019, the board of directors approved the sale of the Company’s 49.0% equity interest in ProGrade for $1.7 million. The sale is expected to close in the second quarter of 2019.

c)	Shannon Impairment Risk

In April 2019, key customers of our Shannon SSDs notified the Company that their revised full-year 2019 procurement forecasts will be significantly lower than what they had provided to us in January 2019. As a result, we reduced our Shannon SSD sales forecast to a level meaningfully below what we had planned in January as part of our annual operating plan. The primary reasons of the recently reduced sales forecast include: (i) increasingly risk-adverse customers have reduced procurement plans relating to SSD solutions based on new, less mature technologies such as ours, (ii) weakening economic conditions in China have caused Chinese data center operators to postpone expansion plans and reduce SSD procurement forecasts, including from us, and (iii) NAND prices have fallen more than we had expected and could fall further, and this will result in less revenue received for the same petabyte of Shannon SSDs that we sell.

The reduced sales forecast represents a triggering event which will require the reevaluation of the reporting unit’s goodwill and intangible assets in the second quarter of 2019. Depending on further development of the situation and factors relevant to a revised financial forecast of the Shannon reporting unit, the impairment assessment may result in impairment of goodwill and of certain intangible assets; however, the Company cannot estimate the amount or a reasonable range of amounts of such impairments, if any, at this time. As of December 31, 2018, the carrying value of the reporting unit’s goodwill was $33.2 million and intangible assets were $1.0 million.