Form 20-F
period 2020-12-31
Silicon Motion Technology CORP
filed 2021-05-12
CIK 1329394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Hong Kong
Tel: +
852 2307 4768
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
138,167,852
ordinary shares as of December 31, 2020, US$0.01 par value per share.
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
of the Exchange Act):    Yes  ☐    No  ☒

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT
Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Nasdaq” are to the Nasdaq Global Select Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with a par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation and its subsidiaries.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form
20-F
contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the “safe harbor” created by those sections. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties, including, but are not limited to, those identified under “Risk Factors” and elsewhere in this annual report on Form
20-F
that could cause actual results and performance to be materially different from those projected. Given these factors, risks and uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

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
The selected consolidated statements of income and cash flow data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of income for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	US$	US$	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Income Data:
Net sales	556,146	523,404	530,348	457,253	539,521
Cost of sales	281,541	272,210	269,541	235,081	279,365

Gross profit	274,605	251,194	260,807	222,172	260,156
Operating expenses:
Research and development	92,405	102,053	102,028	110,305	121,784
Sales and marketing	25,765	25,868	29,279	25,108	24,805
General and administrative	17,072	16,933	17,633	17,878	15,604
Impairment of goodwill and intangible assets	—	10,337	4,069	15,970	17,489
Amortization of intangible assets	2,103	2,534	2,964	766	—
Gain from disposal of noncurrent assets held for sale	—	(1,880)	—	—	—

Total operating expenses	137,345	155,845	155,973	170,027	179,682

Operating income	137,260	95,349	104,834	52,145	80,474

Total non-operating income	1,370	3,652	5,027	19,929	5,084
Income before income taxes	138,630	99,001	109,861	72,074	85,558
Income tax expense	27,690	24,046	11,791	7,676	5,812

Net income	110,940	74,955	98,070	64,398	79,746

Weighted average shares outstanding:
Basic	140,919	142,738	144,123	140,708	139,421

Diluted	142,050	143,606	144,512	141,183	139,910

Earnings per share:
Basic	0.79	0.53	0.68	0.46	0.57

Diluted	0.78	0.52	0.68	0.46	0.57

Earnings per ADS (1) :
Basic	3.15	2.10	2.72	1.83	2.29

Diluted	3.12	2.09	2.71	1.82	2.28

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2016	2017	2018	2019	2020
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	274,483	359,453	284,989	323,166	342,961
Other current assets	202,417	209,344	213,501	242,033	275,132
Working capital	330,914	391,553	384,839	433,711	459,349
Long-term investments	120	—	4,242	3,000	5,000
Property and equipment, net	47,892	51,370	101,410	98,488	105,496
Goodwill and intangible assets, net	73,883	66,393	59,352	17,489	—
Other non-current assets	7,231	7,172	9,120	13,553	13,471
Total assets	606,026	693,732	672,614	697,729	742,060
Total liabilities	163,263	199,681	140,337	160,945	184,318
Total shareholders’ equity	442,763	494,051	532,277	536,784	557,742

	As of December 31,
	2016	2017	2018	2019	2020
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	125,568	103,881	108,242	77,695	117,229
Net cash provided by (used in) investing activities	(8,220)	(14,548)	(79,568)	34,668	(21,545)
Net cash provided by (used in) financing activities	2,194	(31,740)	(101,820)	(70,260)	(73,914)
Depreciation and amortization	11,585	13,133	14,796	13,213	13,562
Capital expenditures	(12,220)	(11,683)	(74,853)	(11,015)	(19,545)
Risk Factors
Our business, operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations and cash flows and the trading price of our ADSs could decline. These risk factors do not identify all risks that we face; our operations could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. Due to risks and uncertainties, known and unknown, our past financial results may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. The following factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us in filings with the SEC, press releases, communications with investors and oral statements. You should also refer to the other information set forth in this Form
20-F,
including in the Financial Statements.
Below is a summary of the principal risks we face, followed by a more detailed description of the risk factors being set forth in summary fashion.

•	Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the price of our ADSs.

•	The COVID-19 pandemic continues to impact our business and could materially adversely affect our financial condition and results of operations.

•	We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations.

•	We are subject to order and shipment uncertainties and our results of operations could be materially adversely affected if we are unable to accurately forecast customer demand.

•
The demand for our products depends in part on the market conditions in the industries into which they are sold. Fluctuations in demand for our products or a market decline in any of these industries could have a material adverse effect on our results of operations.

•	We may pursue acquisitions, investments and dispositions, which could adversely affect our results of operations.

•	We depend on a few large customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

•	NAND industry cyclicality could adversely affect our growth and profitability.

•
If we fail to accurately anticipate and respond to market trends or fail to develop and introduce new or enhanced products to address these trends on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

•
Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in average selling prices of products over time and shifts in our product mix.

•	Our SSD solutions product performance could continue to adversely affect our results of operations.

•	The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

•
We rely on independent semiconductor foundries and subcontractors for the fabrication, assembly and testing of our integrated circuits, and any limitation of their available capacity to us or failure to fulfill our orders satisfactorily could damage our relationships with our customers, decrease our sales or limit our ability to grow our business.

•	Failure to protect our intellectual properties or maintain the right to certain other technologies may negatively affect our ability to compete.

•	Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

•
Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the marketplace.

•
Our products must meet exacting specifications and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk and risks of indemnification against defects in our products.

•	Our intellectual property indemnification practices may adversely impact our business.

•	We are exposed to potential impairment on investments.

•	Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

•	We are subject to cybersecurity risk.

•	Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense.

•	Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

•	There can be no assurance that we will continue to declare cash dividends, if at all, or in any particular amounts.

•	If we are characterized as a passive foreign investment company, U.S. Holders may experience adverse tax consequences.

•
Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

•	We operate primarily in regions that are susceptible to natural disasters.

•	We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk.

•
The enactment of legislation implementing changes in taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

•
A substantial amount of our stock is held by a small number of large investors and significant sales of our ADSs in the public market by one or more of these holders could cause our stock price to fall.

•	We are subject to risks associated with development and construction of our office buildings.
Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the price of our ADSs.
Our operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control, including, but not limited to:

•	the unpredictable consequences of public health emergencies such as COVID-19, further discussed in the following Risk Factor, and natural or man-made disasters;

•	business conditions, including downturns in market segments, such as the computing and mobile markets, in which we operate, or in global and regional economies;

•	the availability and pricing of third-party semiconductor foundry, assembly, packaging and testing services, including their yield, and related raw materials;

•	significant reduction, changes in timing or cancellation of customer orders;

•	changes in our customers’ sales outlook, purchasing patterns and inventory adjustments;

•	the loss of a design-win or key customer;

•	competitive and pricing pressures, including new product introductions and other actions taken by competitors;

•	availability and cost of NAND flash used in our and our customer’s products;

•	changes in our product mix, especially relating to the sales of our NAND flash controllers and SSD solutions, and their effect on our gross margin;

•	inventory impairment uncertainties relating to the effects of volatile NAND flash price and excess inventory;

•	our ability to develop, market and transition to volume production new or enhanced products and in a cost-effective and timely manner;

•	changes in the timing and number of tape-outs and other significant R&D expenses;

•	competitive pressure to attract, retain and motivate a highly skilled workforce, including R&D personnel;

•	intellectual property disputes; and

•	changes in our effective tax rate.
These and other factors make it difficult for us to forecast and could materially adversely affect our quarterly or annual operating results. We could fail to achieve the operating targets that we have announced, such as revenue growth, gross margin, and operating margin. In addition, our operating results in the future may be below the expectations of securities analysts or investors, which would likely cause the market price of our ADSs to decline. Any variations in our period-to-period
performance may also cause the market price of our ADSs to decline. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.
The
COVID-19
pandemic continues to impact our business and could materially adversely affect our financial condition and results of operations.
Our business has been, and will continue to be, adversely impacted by the effects of the
COVID-19
pandemic. The degree to which
COVID-19
impacts our results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact including the ongoing roll out of vaccinations, other actions taken by governments, businesses and individuals in response to the virus and resulting economic disruption and how quickly and to what extent normal economic and operating conditions can resume. We are similarly unable to predict the extent of the impact of the pandemic on our customers and suppliers and their financial conditions, but a material effect on them could also materially adversely affect us.
The pandemic has resulted in governments imposing and businesses implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place,
social distancing and shutdowns. These measures have impacted and may further impact our workforce and operations, the operations of our customers and suppliers, including third-party manufacturers and supply chain, and our ability to conduct business with both our customers and suppliers.
The pandemic has caused us to modify our business practices, including restricting employee travel, enforcing work-from-home and social distancing and canceling physical meetings, events, and conferences. We may take further actions as required by government authorities, or that we determine are in the best interests of our employees, customers and suppliers. Work-from-home and other measures introduce additional operational risks, including cybersecurity risks, and have affected the way we conduct our product development, validation and qualification, business development, sales and customer support, as well as other activities, which could have a material adverse effect on our operations. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and harm our ability to perform critical functions.
The pandemic has significantly increased economic and demand uncertainty. It has caused a significant contraction in the global economy, and there is considerable uncertainty as to the severity and duration of the contraction and the timing and strength of an economic recovery. Given the continued and substantial economic uncertainty and volatility created by the pandemic, it is more difficult than normal to forecast demand for our products. For example, the increased demand in 2020 and first half 2021 for notebook PCs, an important application that uses our SSD controllers, as a result of work- and learn-from-home dynamics may not continue as the pandemic progresses or begins to abate. Also, there can be no assurance that any decrease in demand for smartphones and other devices as a result of the
COVID-19
pandemic will be offset by increasing demand in subsequent periods. In addition, the impacts of the
COVID-19
pandemic will be exacerbated the longer the pandemic continues and makes it challenging for us to estimate the future performance of our business.

We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations.
The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant fluctuations, often connected with, or in anticipation of, maturing product cycles and new product introductions of both semiconductor companies’ and their customers’ products and fluctuations in general economic conditions. Deteriorating general worldwide economic conditions, including reduced economic activity, concerns about credit and inflation, increased energy costs, decreased consumer confidence, reduced corporate profits, decreased spending and similar adverse business conditions, would make it very difficult for our customers, our suppliers, and us to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products. We cannot predict the timing, strength, or duration of any economic slowdown or economic recovery. If the economy or markets in which we operate deteriorate, our business, financial condition, and results of operations would likely be materially and adversely affected.
Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Upturns have been characterized by increased product demand and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our products. Foundry, assembly and test capacity is currently limited due to a spike in semiconductor demand. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will be available to us.
In addition, the
COVID-19
pandemic has caused further global economic uncertainty. The impact from the rapidly changing market and economic conditions due to the
COVID-19
outbreak is uncertain, disrupting the business of our customers and suppliers, and could impact our business and operating results in the future.
We are subject to order and shipment uncertainties and our results of operations could be materially adversely affected if we are unable to accurately forecast customer demand.
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
Industry-wide fluctuations in the PC and smartphone markets could have a materially adverse affect on our operating results. A large portion of our controller sales are for the PC and smartphone markets, both of which have in recent years experienced flat-to-declining
sales trends because of market saturation and longer replacement cycles. There is no assurance that strong demand for notebook PCs in 2020 and in the first half 2021 as a result of work- and learn-from-home dynamics will continue as the
COVID-19
pandemic progresses and weaker demand for smartphones as a result of the pandemic will be offset by increasing demand in subsequent periods as the pandemic begins to abate.
We have benefitted and should continue to benefit from technological changes in PCs and other client devices and in smartphone and tablets, such as the replacement of HDDs with SSDs in PCs and other client devices and the replacement of eMMC with UFS mobile embedded storage in smartphones and tablets. When a significant majority of PCs and client devices have adopted SSDs and smartphones and tablets have adopted UFS, we expect growth in demand for controllers for client SSDs and UFS will decelerate and stop. Smartphones and tablets have in recent years cannibalized the sale of PCs and it is possible smartphones and tablets could be replaced by other types of mobile computing and communications devices, and these changes could also lead to unfavorable demand for our products.
The market for storage devices using NAND flash components has experienced rapid technological changes, could be subject to industry consolidation and could face competition from new technologies. NAND flash technology will continue to evolve rapidly with continued cost reductions, which could lead to new types of solid state storage devices, new applications and new categories of customers and market segments where we could be comparatively disadvantaged. The market for solid state storage devices is relatively fragmented with many suppliers that include NAND flash makers, module makers and OEMs, and if the market were to consolidate, a trend experienced by other parts of the semiconductor and storage industries, we could face changing demand for our products, replacement of our products by those of our competitors or internal captive sources and reduced market opportunities. If solid state storage devices were to use other types of non-volatile
memory technologies other than NAND flash and we do not have relevant and competitive controller technology, our addressable market for controllers could shrink.
The market for controllers is composed of the merchant market and captive market. We are an independent merchant supplier of controllers to NAND flash maker, module maker and OEM customers. All of the major NAND flash makers also have internal captive sources of controllers. The merchant market for controllers could shrink if the NAND flash makers were to expand their usage of captive sources of controllers. In the past, our operating results were negatively affected when NAND flash customers chose to insource controllers.
We may pursue acquisitions, investments and dispositions, which could adversely affect our results of operations.
Our growth strategy includes the acquisition of, and investment in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. Our recent acquisitions include Shannon Systems in 2015 and Bigtera in 2017. Our investments include Deep Vision in 2018 and 2020. We may not be able to identify suitable acquisition or investment opportunities, or to consummate any such transactions. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate and we may not realize the expected financial or strategic benefits of any such transaction.
Any acquisition we may undertake involves risks and uncertainties, such as unexpected delays, challenges and related expenses, and the associated diversion of management’s attention. We may become subject to legal proceedings relating to the acquisition and the integration of acquired businesses may not be successful. The integration of an acquired business involves significant challenges, including, among others: potential disruption of our business, diversion of management’s attention from daily operations and the pursuit of other opportunities, incurring significant restructuring charges and amortization expense, assuming liabilities and ongoing lawsuits, potential impairment of acquired goodwill and other intangible assets, increasing our expenses and working capital requirements, and implementing our management information systems, operating systems and internal controls for the acquired operations. In addition, our due diligence process may fail to identify significant issues with the acquired company’s products, financial disclosures, accounting practices, legal, tax and other contingencies and compliance with local laws and regulations. These difficulties may be complicated by factors such as the size of the business or entity acquired, geographic and cultural differences, lack of experience operating in the industry or geographic markets of the acquired business, potential loss of key employees and customers, the potential for deficiencies in internal controls at the acquired or combined business, performance problems with the acquired business’ technology, exposure to unanticipated liabilities of the acquired business, insufficient revenue to offset increased expenses associated with the acquisition, adverse tax consequences and our potential inability to achieve the growth prospects or synergies expected from any such acquisition. Failure to manage and successfully integrate the acquisitions we make, or to improve sales and margins of the acquired businesses, could materially harm our business, operating results and margins.
Any future acquisitions we make may require debt or equity financing, which, in the case of debt financing, would increase our leverage and interest expenses, and in the case of equity financing, would be dilutive to our existing stockholders. Acquisitions made with cash would reduce our cash reserves.
From time to time, we may also seek to divest or wind down portions of our business, either acquired or otherwise, or we may exit investments, each of which could materially affect our cash flows and results of operations. On May 31, 2019 we completed the sale of our FCI RF IC product line to Dialog Semiconductor. Any future disposition we may make could involve risks and uncertainties, including our ability to sell such business on terms acceptable to us, or at all as well as the additional legal expenses involved. In addition, any such disposition could result in disruptions to other parts of our business, potential loss of employees or customers, or exposure to unanticipated liabilities or ongoing obligations to us following any such disposition.

For example, in connection with such disposition, we may enter into transition services agreements or agree to provide certain indemnities to the purchaser, which may result in additional expenses and may adversely affect our financial condition and results of operations.
We depend on a few large customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.
We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 54%, 54% and 56% of our net revenue in 2018, 2019 and 2020, respectively. Sales to our significant customers represented 34%, 31% and 24% of our net revenue in 2018, 2019 and 2020, respectively. In 2020, the significant customer was Micron. In 2019, the significant customers were Intel and Micron and in 2018, were SK Hynix and Intel. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.
We expect that we will continue to depend on a relatively limited number of customers for a substantial portion of our net sales and our ability to maintain good relationships with these customers will be important to the ongoing success of our business. We cannot assure you that revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Our failure to meet the demands of these customers could lead to cancellation or reduction of businesses from these customers. In addition, any loss, cancellation or reduction of businesses from, significant change in scheduled deliveries to, or decrease in the prices of products sold to any of these customers could significantly reduce our revenues and adversely affect our financial condition and operating results. Moreover, any difficulty in collecting outstanding amounts due from our customers particularly customers who place large orders, would harm our financial performance. In addition, if our relationships with our largest customers are disrupted for any reason, it could have a significant impact on our business.
NAND industry cyclicality could adversely affect our growth and profitability.
The NAND industry is highly capital intensive and regularly experiences cycles of shortages and excess supply and related rapid increases and sharp decreases in NAND component prices. The price of solid state storage devices, such as SSDs and eMMC and UFS devices, in which NAND accounts for a significant portion of material cost, could also rise and fall with NAND component prices. Falling prices for solid state storage devices could trigger stronger market demand for these devices as well as controllers used in them, and conversely, rising prices for solid state storage devices could cause demand for these devices as well as controllers used in them to fall, which could negatively affect our sales and profitability.
Additionally, during periods of NAND shortage, our sales and profitability could be negatively affected in other ways, including, but are not limited to: (i) our module maker and OEM storage customers may not be able to procure sufficient supplies of NAND components, which could lead to reduced demand for our controllers; (ii) we may not be able to procure sufficient supplies of NAND components for our Shannon data center SSDs and Ferri industrial SSDs, which could lead to reduced sales of our SSD solutions, and furthermore, to higher cost of procured NAND components and reduced SSD solutions profitability; (iii) NAND manufacturers may divert NAND supply away from their own storage products that use our controllers towards other customers or products that do not use our controllers, and our sales could be reduced.
During periods of NAND excess supply when NAND prices are falling sharply, our sales and profitability could also be negatively affected, including, but are not limited to: (i) NAND manufacturers facing reduced demand for NAND components and storage devices may temporarily build NAND inventory instead of selling at lower prices, and this may cause a reduction in controller demand; (ii) module maker customers that are exposed to volatile NAND pricing conditions may temporarily become more cautious in procuring NAND components, which could lead to reduced levels of controller procurement and storage device production; (iii) OEMs may temporarily limit procurement of storage devices in expectation of procuring more at a later date and at a lower price, which could restrain storage device and associated controller procurement; and (iv) NAND vendor and module maker customers that are under margin pressure because of falling NAND prices may seek price concessions from their controller suppliers.
If we fail to accurately anticipate and respond to market trends or fail to develop and introduce new or enhanced products to address these trends on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.
Our success depends to a significant extent on the development, qualification, implementation and acceptance of new product designs and improvements that provide value to our customers. Our ability to develop, qualify and distribute, and have manufactured, new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. For example, for our products addressing the SSD market, we must successfully identify customer requirements and design, develop and produce products on time that compete effectively as to price, functionality and performance. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, smaller process geometries and other factors. We cannot assure you that our efforts to execute our product roadmap will result in innovative products and technologies that provide value to our customers. If we fail to or are delayed in developing, qualifying or shipping new products or technologies that provide value to our customers and address these new trends and adjust our business accordingly, we may lose competitive positioning, which could cause us to lose market share and require us to discount the selling prices of our products. Although we make substantial investments in research and development, we cannot be certain that we will be able to develop and successfully bring to market new products and technologies on a timely basis or that they will be well-received by our customers. Moreover, our investments in new products and technologies involve certain risks and uncertainties and could disrupt our ongoing business. New investments may not generate sufficient revenue, may incur unanticipated liabilities and may divert our limited resources and distract management from our current operations. We cannot be certain that our ongoing investments in new products and technologies will be successful, will meet our expectations and will not adversely affect our reputation, financial condition and operating results.
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
Our gross margin is highly dependent on product mix, especially the mix of higher gross margin controller sales and lower gross margin SSD solutions sales. A shift in sales mix away from our higher margin products could adversely affect our gross profitability as a percentage of sales and could also adversely affect our operating profitability. The primary elements of our controller cost of sales are IC fabrication at our foundries, assembly and testing, and in contrast, the primary cost of sales of our SSD solutions, which are our Shannon data center SSDs and Ferri industrial SSDs, is NAND flash components. Our SSD solutions gross margin is lower than our controller gross margin because these products are generally less differentiated and dependent on the capacity of the storage device, with higher capacity device gross margin lower than lower capacity devices because more NAND flash components are used.
The controllers we develop and sell are used for high volume applications and their average selling prices have historically decreased over time, and we believe that it is possible they may also fall in the future. We may experience period-to-period
fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by our competitors, competitive pricing pressures and other factors. Also, we often provide large customers with volume-related price-discount incentives relating to their orders of specific products; if customer procurements that benefit from these incentives scale significantly, they could led to downward pressure on our gross margins. The mobile and computing devices markets are extremely competitive, which may result in rapidly declining average selling prices of electronic devices and components, such as those made by us, and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.
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
Our SSD solutions product performance could continue to adversely affect our results of operations.
We are primarily a fabless semiconductor company focused on NAND flash controllers and the sales of these controllers account for a significant majority of our overall sales. In addition, we also sell SSD solutions, mostly Ferri industrial SSDs and Shannon enterprise SSDs, but also Bigtera software-defined storage solutions and appliances. We introduced our Ferri products in 2011, acquired Shannon in 2015 for US$45.6 million, acquired Bigtera in 2017 for US$4.7 million and are developing our FlashGo all-flash
array. Both our Shannon and Bigtera acquisitions have not met financial expectations to date, have been dilutive to our gross margins, operating margins and earnings per ADS, and had led to US$16.0 million and US$17.5 million write-down of Shannon goodwill and intangible assets in 2019 and 2020, and US$4.1 million write-down of Bigtera goodwill and intangible assets in 2018; we cannot provide assurance that in the future, we will be able to sell our Shannon and Bigtera products profitably or if we will incur further write downs. If we are able to expand the sales of our SSD solutions, we cannot provide assurance that expanded sales of these products will not negatively affect our gross margin and operating margin, which could negatively affect the market price of our ADSs. Furthermore, even if we are able to sell our SSD solutions to customers profitably, our return on invested capital for SSD solutions will likely be materially lower than corporate average primarily because of lower product profitability and higher investments, mainly for working capital necessary for financing NAND and other inventory, and this could negatively affect our overall financial return and the market price of our ADSs.
Our SSD solutions are modules, software and appliances, are different from our primary products, controllers which are integrated circuits, and have different financial characteristics. Our SSD solutions gross margin is materially lower than our controller gross margin because these products are generally less differentiated and, in the case of our Ferri and Shannon SSDs, dependent on the capacity of the storage devices, with higher capacity device gross margin lower than lower capacity devices because more NAND flash components are used. We are also subject to NAND price volatility with our Ferri and Shannon SSDs; in 2019, because of rapidly falling NAND prices, we wrote-down US$8.4 million of NAND components and SSDs in inventory. With our Bigtera products, we have had issues with sales returns, with US$2.5 million in 2019. We cannot assure you that in the future our results of operations will not be negatively affected by further NAND component and SSD inventory write-downs and Bigtera sales returns.
The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.
We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other highly skilled personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to attract and retain skilled managerial, engineering and sales and marketing personnel. The competition for such personnel, particularly engineering personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of engineering personnel to support our anticipated growth. These personnel are required to design and develop integrated circuits, including firmware, and to introduce product enhancements for use in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior executives or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as have an adverse effect on our overall growth. In addition, if any other members of our senior management or any of our other key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure
agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan and other foreign countries, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan or other foreign countries due to the constantly evolving nature of their respective legal systems.
We rely on independent semiconductor foundries and subcontractors for the fabrication, assembly and testing of our integrated circuits, and any limitation of their available capacity to us or failure to fulfill our orders satisfactorily could damage our relationships with our customers, decrease our sales or limit our ability to grow our business.
We do not own or operate semiconductor fabrication facilities. Instead, we rely on third parties to manufacture our semiconductors. Two outside foundries, primarily Taiwan Semiconductor Manufacturing Company (“TSMC”) and secondarily Semiconductor Manufacturing International Corporation (“SMIC”), with fabrication facilities in Taiwan, Singapore and China currently manufacture our semiconductors. As a result, we face several significant risks, including wafer cost, availability of wafers and other raw materials, manufacturing capacity, quality assurance, manufacturing yields and production costs, control over delivery schedules and product quality, control of our intellectual property, labor availability or strikes and actions taken by third party contractors that breach our agreements.
The ability of each foundry to provide us with semiconductors is limited by its available capacity and access to wafers, and the ability of each subcontractor to assemble and test our products is limited by available capacity and substrates and other raw materials. We do not have long-term agreements with any of these foundries and subcontractors and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries and subcontractors can allocate capacity to the fabrication, assembly and testing of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry and subcontractor customers that are larger and better financed than we are, or have long-term agreements with these foundries and subcontractors, may induce these foundries and subcontractors to reallocate capacity to them which could impair our ability to secure manufacturing, assembly and testing capacity that we need for our products. Other factors that could materially adversely affect our business and results of operation include, but are not limited to, our foundries and subcontractors being unable to secure the necessary raw materials from their suppliers, experience power outages, lack sufficient capacity to manufacture our products or suffer other disruption or reduction in efficiency. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.
Currently, the global supply of semiconductor industry fabrication capacity is not sufficient to meet the demand for semiconductor products. Our primary foundry TSMC expects its capacity to remain tight in 2021 and the global chip shortage to extend into 2022. SMIC is also experiencing a shortage of capacity. We do not expect to have sufficient foundry capacity to meet all of our customers’ demand for our products in 2021 and there is no assurance we will have sufficient foundry capacity in 2022. This shortage of foundry capacity will limit our ability to grow our business and could damage our customer relationships.
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
After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield that involves our quality assurance team working closely with subcontractors in the various phases of the assembly and testing processes. Our supplier quality management includes procedures such as processes to pre-qualify
our manufacturing suppliers and subcontractors. If our subcontractors do not achieve planned product quality, reliability and yield during the assembly and testing processes, our product cost could increase, product availability could decrease, or our customers may not accept products manufactured for them.
Failure to protect our intellectual properties or maintain the right to certain other technologies may negatively affect our ability to compete.
We believe that the protection of our intellectual property rights and continued access to certain third-party technology are and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries such as Taiwan and China where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it could be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control
transactions.
As of March 31, 2021, we have 1,829 patents and 1,323 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.
Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.
Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we were in litigation with parties that claimed that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or that may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer(s) to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Legal Proceedings” below.
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
We face competition from a number of competitors, including Marvell, our flash memory customers and smaller merchant suppliers in Taiwan. We expect to face competition in the future from our current and potential competitors. In addition, some of our flash memory customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.
Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. For our SSD solutions, if we are unable to procure sufficient supplies of flash memory or develop competitive products, our customers may seek to purchase SSD solutions from other suppliers.
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
We are exposed to potential impairment on investments.
We have made investments in private companies and had approximately US$5 million of investments as of December 31, 2020. If the companies that we invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses that we have invested decline significantly, we could incur impairment charges that could have a material impact on our results of operations.
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
Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2020 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.
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
Our business is subject to various other international laws and other legal requirements, including packaging, product content, labor and international trade regulations, such as the U.S. Export Administration

Regulations and sanctions against Huawei, and applicable executive orders. These laws, regulations and orders are complex, change frequently and with limited notice, have generally become more stringent over time and have intensified as U.S.-China geopolitical tensions worsen. Although we have policies, controls, and procedures designed to help ensure compliance with applicable laws, there can be no assurance that our employees, contractors, suppliers, or agents will not violate such laws or our policies. Violations of trade laws, restrictions, or regulations can result in fines; criminal sanctions against us or our officers, directors, or employees; prohibitions on the conduct of our business; and damage to our reputation. We may be required to incur significant expense to comply with, or to remedy violations of, these regulations and laws. In addition, if our customers fail to comply with these regulations and laws, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations. The technology industry is subject to intense media, political, and regulatory scrutiny, which can increase our exposure to government investigations, legal actions, and penalties.
Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.
Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including but are not limited to the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply and demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	short selling or other market manipulation activities;

•	announcements by us, our competitors, our customers, or their other suppliers of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•	economic and social effects of the COVID-19 virus or other pandemics;

•	the payment or non-payment of cash dividends at the discretion of our board of directors;

•	the announcement and implementation of share repurchase programs;

•	announcements by us or our competitors of significant acquisitions, divestitures or partnerships; and

•	actual or anticipated changes in the global economic or industry outlook.
Many of these factors are beyond our control and may negatively impact the market price of our ADSs, regardless of our performance. In addition, the stock market in general, and the market for technology and semiconductor companies in particular, have been highly volatile. Furthermore, the trading price of our ADSs may be adversely affected by third-parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our ADSs, regardless of our operating performance. Our ADSs may not trade at the same price levels as that of other semiconductor and technology companies, and shares of semiconductor and technology companies, in general, may not sustain their current market prices. These fluctuations as well as general economic, political, and market conditions may have an adverse effect on the market price of our ADSs.

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
A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our integrated circuits are manufactured, assembled and tested by third-parties located in China and Taiwan. We generated 90%, 86% and 92% of our revenue in 2018, 2019 and 2020, respectively, from sales to customers outside the United States, and for the year ended December 31, 2020, 64% of our revenue was from sales in three jurisdictions, China, Singapore and Taiwan. Our controller research and development is conducted primarily in Taiwan and our SSD solutions research and development is conducted in both China and Taiwan. Most of our corporate functions are located in Taiwan. These operations are directly influenced by the political and economic conditions of the country in which they are located. We do not expect the portion of our business located outside of the United States to change in the future.
Accordingly, we are subject to risks associated with international operations, including but not limited to:

•	international economic and political conditions, such as political tensions between countries in which we do business (please also refer to Risk Factors relating to China and Taiwan);

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	complying with a variety of foreign laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	cultural differences in the conduct of business;

•	inadequate local infrastructure that could result in business disruptions;

•	trade issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions, including those related to the ongoing trade disputes between China and the U.S.;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	adverse taxes rules, regulations and penalties; and

•	other factors beyond our control such as nature disasters, terrorism, civil unrest, war and health emergencies, such as COVID-19.
As a result of having global operations, the sudden disruption of our supply chain and/or disruption of the manufacture of our customer’s products caused by events outside of our control could impact our results of operations by impairing our ability to timely and efficiently deliver our products.
Although our reporting currency is the U.S. dollar, and the majority of our sales and cost of sales in the last three years are denominated in the U.S. dollar, the majority of our operating expenses are denominated in the NT dollar, and to a lesser extent, the Chinese yuan and U.S. dollar. Any unfavorable changes in foreign exchange rates could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.
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
We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk.
Most of our business operations are in Taiwan, a self-governing democracy, with a unique international political status, that is claimed by China and receives security from the United States under the Taiwan Relations Act. China asserts that Taiwan is part of China, seeks the unification of Taiwan and has not ruled out the use of force to achieve this. China is also increasingly assertive in the region and claims sovereignty over much of the South China Sea south of Taiwan and has unilaterally established an Air Defense Identification Zone in the East China Sea north of Taiwan. The United States does not recognize China’s ADIZ and conducts regular freedom of navigation operations in the areas of the South China Sea claimed by China. In 2016, China dismissed the United Nation’s Permanent Court of Arbitration ruling against it in its claims to the South China Sea. Tensions between Taiwan and China and between the United States and China have increased in recent years.
A majority of our employees and a significant portion of our research and development and corporate functions are based in Taiwan. We also operate a research and development center in Shanghai, and China is one of the largest markets for our products. In addition, most of our foundries and assembly and testing subcontractors are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by any deterioration in the relationship between Taiwan and China. Although there are significant economic ties between Taiwan and China, in recent years China has taken a more aggressive posture towards Taiwan, including the suspension of cross-straits communications channels in 1996, regular intrusion by Chinese military aircraft into Taiwan airspace, the sailing of naval ships around Taiwan waters, the conduct of military exercises close to Taiwan, and exclusion of Taiwan from international organizations such as the World Health Organization.
Furthermore, our principle executive offices are in Hong Kong. Recent pro-democracy
protests and
COVID-19
containment activities have affected our Hong Kong operations and China’s new national security law for Hong Kong has reduced its autonomy and could lead to further repercussions from the United States, Taiwan and other countries that more adversely affect our operating arrangements, whether commercial or regulatory in nature.

Past and recent developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies or companies with significant business activities in Taiwan. We cannot assure you that any contentious situation between Taiwan and China will always resolve in maintaining the current status quo or remain peaceful. Relations between Taiwan and China, potential confrontations between the United States and China and other factors affecting military, political, social or economic conditions in Taiwan and Hong Kong could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our ADSs.
The enactment of legislation implementing changes in taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.
Tax bills are introduced from time to time to reform taxation of international business activities. The Organisation for Economic
Co-operation
and Development, or OECD, has released guidance covering various topics, including country-by-country
reporting, definitional changes to permanent establishment and guidelines in determining arm’s length transfer pricing. This guidance is collectively referred to as Base Erosion and Profit Shifting, or BEPS, an initiative that aims to standardize and modernize global tax policy. Depending on legislation ultimately enacted in connection with this guidance by jurisdictions in which we operate, there may be significant consequences for us due to our significant international business activities. For example, adoption of BEPS by foreign jurisdictions in which we operate could result in changes to tax policies, including transfer-pricing policies that could ultimately impact our tax liabilities to foreign jurisdictions. If any of these proposals are enacted into law, or if other international, consensus-based tax policies and principles are amended or implemented, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations. It is likely that new legislation enacted by several governments of countries in which we operate could lead to higher operating and tax expenses for our business in the near future.
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
A substantial amount of our stock is held by a small number of large investors and significant sales of our ADSs in the public market by one or more of these holders could cause our stock price to fall.
As of December 31, 2020, we believe 10 of our largest holders of ADSs were active institutional investors who held approximately the equivalent of 37% of our outstanding ADSs in the aggregate, with Cardinal Capital Management LLC being our largest stockholder with approximately 7% of our ADSs. These investors may sell their ADSs at any time for a variety of reasons and such sales could depress the market price of our ADSs. In addition, any such sales of our ADSs by these entities could also impair our ability to raise capital through the sale of additional equity securities.
We are subject to risks associated with development and construction of our office buildings.
In September 2018, we purchased 65,700 square feet of land in Hsinchu, Taiwan for a total cost of US$58.9 million and expect to spend an estimated US$77 million for the development and construction of our future Hsinchu headquarters building, which is currently targeted for completion in 2024. On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei, Taiwan and is expected to execute a property development agreement in May 2021, with property development costs to be defined and agreed in a subsequent agreement. See “Financial Information — Recent Developments” in Item 8 below. We have no experience developing and constructing office buildings and managing real property of this scale. We may encounter unanticipated occurrences or conditions during construction that may increase the expense of these projects. We may also encounter unanticipated delays in the construction of the new buildings and local government approvals for the projects may be delayed. We are financing these construction projects from our cash balance, which could limit alternative deployments of capital. The purchase of the land and construction of the buildings will increase our fixed assets significantly and could reduce our return on invested capital. After the office buildings have been constructed, we may consider sale and leaseback arrangements if favorable terms can be obtained.

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
We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high- performance storage solutions widely used in data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual properties developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion controllers, more than any other company in the world. More NAND flash components, including current and up-coming
generations of 3D flash produced by Intel, Kioxia, Micron, Samsung, SK Hynix, Western Digital and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.
We are the world’s leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices. We also leverage our controller expertise to supply customized high-performance data center SSDs to China’s leading hyperscalers and specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand, enterprise-grade SSDs under the “Shannon Systems” brand and single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands.
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
Significant Subsidiaries of the Company
Below is a list of significant subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
Silicon Motion, Inc.	Taiwan
Silicon Motion (MCO) Ltd*.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong

*	Liquidated in December 2020.

Our Market and Products
We focus primarily on designing, developing and marketing: (i) NAND flash controllers for solid state storage devices, primarily SSDs used in PCs and other client devices and eMMC and UFS mobile embedded storage used in smartphones and IOT devices and (ii) SSD solutions, primarily enterprise-grade SSDs used in data centers and small form-factor specialized SSDs used in industrial, commercial and automotive applications. In 2020, 50% to 60% of our net sales were of SSD controllers, 25% to 30% were eMMC and UFS controllers and 10% to 15% were SSD solutions.
NAND Flash Controllers
We offer a broad range of controllers from which customers may choose in developing different categories of solid state storage devices that are used in a wide variety of applications. We provide controllers for computing-grade SSDs used in PCs and other client devices, enterprise-grade SSDs used in data centers, eMMC and UFS mobile embedded storage used in smartphones and IoT devices and flash memory cards and flash drives used as expandable storage, and specialized SSDs used in industrial, commercial and automotive applications. For most of these applications we offer customers controllers which are designed for a range of different price-performance trade-offs that enable the targeting of different market segments, such as value-line, mainstream and premium. Our controllers are a combination of integrated circuits and firmware and are offered as configurable platforms or turnkey solutions, which provides customers with options to customize products to achieve desired differentiation or focus on fast time-to-market. Since
SSDs and mobile embedded storage products are defined by continuously evolving industry standards such those relating to, but are not limited to, the PCIe host interface, NVMe data transfer protocol and UFS storage specification, we provide controllers for the latest versions of these industry standards and design our solutions for customers to build storage devices with competitive product performance and compatibility with host devices. Our controllers are also designed to support the majority of the latest next generations of NAND flash components manufactured by vendors such as Intel, Kioxia, Micron, Samsung, SK Hynix, Western Digital and YMTC, which enables customers to have wide choices of components for developing and building storage devices. Controllers integrate technologies that are critical to their functionality and these include advanced error correction codecs (ECC) and digital signal processing (DSP) engines for ensuring data reliability and sophisticated wear-leveling algorithms for maximizing the usable life of NAND flash components. We may also incorporate other technologies in our controllers such as encryption, power-loss protection, multimedia digital rights management and active temperature monitoring.
SSD Solutions
We use our unique controller technology to develop Ferri and Shannon SSD solutions. Our FerriSSDs and Ferri-eMMCs products are highly reliable industrial-, commercial- and automotive-grade single-chip SSDs, which are developed for a wide-range of embedded applications that require high data rate, small form factor and compliance with industry standards. We offer customers firmware customization for performance tuning as a value-added service. Our Shannon SSDs include both standard enterprise-grade PCIe NVMe SSDs used in data centers and proprietary enterprise-grade Open-Channel SSDs developed for China’s leading hyperscale data center operators. Our Bigtera software-defined storage solutions are enterprise-grade software defined storage and storage appliances targeted at China and Taiwan markets.
Our Customers
We sell our products to NAND flash makers, module makers, hyperscalers and OEMs worldwide. Most of our high performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading supplier of SSD controllers used in data centers, PCs and other client devices and leading merchant supplier of eMMC and UFS used in smartphones and IOT devices. Sales to our five largest customers represented approximately 54%, 54% and 56% of our net revenue in 2018, 2019 and 2020, respectively. Sales to our significant customers representing 34%, 31% and 24% of our net revenue in 2018, 2019 and 2020, respectively. In 2020, the significant customer was Micron. In 2019, the significant customers were Intel and Micron and in 2018, were SK Hynix and Intel. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.
The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.
Sales and Marketing
We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 68% of our sales in 2018, 69% of our sales in 2019, and 70% of our sales in 2020 were attributable to our direct sales force while the remainder was attributable to distributors.
To supplement our direct sales, we have independent electronics distributors and sales reps located throughout the world. We selected these distributors and reps based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.
Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis and product marketing. We seek to work with potential and existing customers early in their design process to best match our products to their needs, and more broadly, to ensure that product development activities, product launches, and on-going
demand and supply planning occur in a well-managed, timely basis in coordination with our research and development, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as IEEE, JEDEC and NVM Express, helps us monitor the latest industry developments and promote our corporate profile. Our marketing group also works with our sales teams to identify new business opportunities.
We also have field application engineers (FAEs), who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.
Research and Development
Our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost-effective solutions for both existing and new markets. Our research and development efforts are directed largely to both the development of algorithms and other technological building blocks necessary for managing NAND flash and the use of these technological building blocks to develop a wide variety of NAND flash controller solutions, which are integrate circuits and firmware, that can manage most available NAND flash components and are used to create different classes of solid state storage devices, such as SSDs used in enterprise applications and data centers, SSDs used in PCs and other client devices, eMMC and UFS embedded storage for smartphones and IOT devices and their market sub-segments.
We have assembled a core team of engineers who have experience in the areas of firmware, digital and mixed-signal circuit design and system-level architecture. Our research and development expenses consist primarily of employee salaries and related benefits including stock-based compensation, tape-out
and related project expenses and intellectual property and software licensing costs. We expense research and development expenditures as they are incurred.
Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, and Shanghai, China. Our facilities in Hsinchu and Taipei focus primarily on our NAND flash controller products, and our facilities in Shanghai focus primarily on SSD solutions and specific product requirements of our customers in China.
Our research and development activities broaden and strengthen our portfolio of intellectual properties, including patents and trade secrets. As of March 31, 2021, we have 1,829 patents and 1,323 pending applications worldwide, and we will continue to actively pursue the filing of additional patent applications in important jurisdictions.
Our research and development expenses were approximately US$102.0 million, US$110.3 million, and US$121.8 million for the years ended December 31, 2018, 2019 and 2020, respectively.
Manufacturing
We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual dies on each wafer are assembled into finished chips and undergo several stages of testing before delivery to our customers. We also ship bare dies to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the research and development efforts of leading manufacturers without having to commit our own substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.
Wafer fabrication
. TSMC and SMIC are currently our primary foundries that manufacture most of our semiconductors. We use their fabs in Taiwan, Singapore, and China to fabricate our devices using CMOS process technology, primarily with process nodes from 16/12 to 55 nanometers. We regularly evaluate the benefits and feasibility, on a product-by-product
basis, of migrating to more cost-efficient manufacturing process technologies.
Assembly and testing
. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. In order to minimize cost and reduce turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as ASE, SPIL, and KYEC as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over this process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.
Quality and reliability assurance
. We have designed and implemented a quality assurance system that provides the framework for continual improvement of products, processes and customer service. To ensure consistent product quality, reliability and yield, our quality assurance teams perform reliability engineering, quality control, international organization for standardization (ISO) system development, document control, subcontractor quality management and customer engineering services to closely monitor the overall process from IC design to after-sale customer support. In particular, we rely on in-depth
simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers and subcontractors are pre-qualified
by our quality assurance teams. Our suppliers are required to have a quality management system, certified to ISO 9000 standard as a minimum requirement. Our operations have been ISO 9001 certified since 1999.
Competition
We face competition from a number of competitors, including Marvell, our flash memory customers and small Taiwanese merchant controller suppliers.

The markets for our products are intensely competitive, and are characterized by rapid technological change, evolving industry standards, frequent new product introductions and pricing pressures. Competition has intensified as a result of the increasing demand for higher levels of performance at competitive prices. We expect competition to intensify as current competitors continue to strengthen the depth and breadth of their product offerings. We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on a number of factors, including, but not limited to:

•	the performance, features, quality and price of our products;

•	the timing and success of new product introductions by us, our customers and our competitors;

•	emergence, rate of adoption and acceptance of new industry standards;

•	our ability to obtain adequate foundry capacity at competitive prices; and

•	the number and nature of our competitors in a given market sub-segment.
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
Intellectual Property
Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely on a portfolio of intellectual property rights, registered in the United States, Taiwan, and other countries, including patents, copyrights and trademark registrations, trade secret laws, contractual provisions, licenses, and other methods to protect our intellectual property.
As of March 31, 2021, we have 1,829 patents and 1,323 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.
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

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise, customer support capabilities, and ability to introduce new products in a timely and cost-effective manner will be important factors in maintaining our competitive position.
We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), “NANDSustain,” “NANDXtend,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” the powered by SiliconMotion logo, “InstantView,” the Shannon Systems logo, “PCIe-RAID,”
“DIRECT-IO,”
“Hyper-IO,”
“Bigtera,” the Bigtera logo, “VirtualStor,” “CloudStor,” and “StorVisor” as trademarks in the United States, Taiwan and other countries.
We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.
We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools and software.
Facilities
As of the date of this annual report, we occupy facilities totaling approximately 383,200 square feet, which house our management and administration, operations, research and development and sales and marketing departments. Of our facilities, approximately 182,400 square feet are owned and approximately 200,800 square feet are occupied under leases. We consider our facilities insufficient to meet our future operational requirements and in 2018, purchased 65,700 square feet of land in Hsinchu, Taiwan for the construction of a future office building. See “Risk Factor — We are subject to risks associated with development and construction of our office buildings.” The table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Hsinchu, Taiwan	Research & development, management & administration	205,200
Taipei, Taiwan	Research & development, sales & marketing	82,200
Shanghai, China	Research & development, sales & marketing	43,400
Shenzhen, China	Sales & marketing	20,200
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	18,900

(1)	Korea, Macau, Hong Kong, Yokohama, Japan, Beijing, Nanjing, Hangzhou and Suzhou, China
Leases covering our current facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month
occupancy or replacing the leased facilities with equivalent facilities.
We currently own commercial property in Taipei of approximately 6,200 square feet and commercial property in Shanghai of approximately 20,000 square feet, which we have no plans to use for our operations. We are in the process of selling the Shanghai property. The Taipei property is leased to a third-party.
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
Overview
We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high- performance storage solutions widely used in data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual properties developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion controllers, more than any other company in the world. More NAND flash components, including current and up-coming
generations of 3D flash produced by Intel, Kioxia, Micron, Samsung, SK Hynix, Western Digital and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.
We are the world’s leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices. We also leverage our controller expertise to supply customized high-performance data center SSDs to China’s leading hyperscalers and specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand, enterprise-grade SSDs under the “Shannon Systems” brand and single-chip industrial-grade SSDs under the “Ferri SSD” and “Ferri-eMMC” brands.
Summary of Consolidated Financial Results
Summary of the year ended December 31, 2020 include the following:

•	Total revenue increased by 18% to US$539.5 million.

•	Gross profit as a percentage of revenue decreased by 0.4% points to 48.2%.

•	Total operating expenses increased by 6% to US$179.7 million.

•	Operating profit increased by 54% to US$80.5 million.

•	Income tax expense as a percentage of income before income tax decreased to 6.8%.

•	Diluted earnings per ADS increased by 25% to US$2.28.
Principal Factors Affecting Our Results of Operations
Net sales.
Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns.

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2018	2019	2020
Currency
U.S. dollars	88%	95%	98%
Korean won	3%	1%	—
Chinese yuan	9%	4%	2%
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
Because most of our semiconductor solutions are designed for the mobile and computing devices markets, we expect our business to be subject to seasonality, with higher net sales generally in the second half of each year, when customers place orders to meet increased demand during year-end
holiday seasons. However, changing market and business conditions, as well as changing product mix in recent years could make assessment of the impact of seasonal factors on our business difficult.
Cost of sales.
Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance;

•	cost of raw materials; and

•	write-down of inventory.
We engage independent foundries for the manufacturing and subcontractors for the assembly and testing of our semiconductors. Our manufacturing cost is subject to the cyclical supply and demand conditions typical of the semiconductor industry. Our cost per wafer generally fluctuates with the availability of capacity at independent foundries. We believe that our cost of sales is substantially variable in nature.
Research and development expenses.
Our research and development expenses consist primarily of employee salaries and related costs, stock-based compensation, tape-out
and related project expenses and intellectual property and software licensing costs. We expense research and development expenditures as they are incurred.
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
Non-operating
income and expenses.
Our
non-operating
income and expenses include gains from disposal of subsidiary, gains or losses on the sales of investments, interest from deposited cash or short-term investments, gains or losses on foreign exchange rates, interest paid on loans, gain or loss on equity-method investment and other non-operating
income and expenses not categorized above. We conduct an assessment on the value of our long-term investments quarterly and make corresponding write-downs as required to the value of the long-term investments.
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
We have operations in several countries, which include Taiwan, China, Hong Kong, Macau and the US and determine income taxes for each of the jurisdictions where we operate. In May 2019, we divested our specialty RF ICs product line with operations in South Korea.
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
Revenue recognition
. As a result of the adoption of the new revenue standard (ASC 606) on January 1, 2018, The Company enters into contracts that may include products that are capable of being distinct and accounted for as separate performance obligations. To date, the majority of the revenue has been generated by sales associated with products for the storage and mobile communication markets, where a single performance obligation is identified in general. Revenue from services has been insignificant. Performance obligations associated with product sales transactions are generally satisfied when control passes to customers upon shipment or the written acceptance by the customers. Accordingly, product revenue is recognized at a point in time when control of the asset is transferred to the customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. Some of the Company’s sales are made to distributors and revenue is recognized when control of a product passes to the distributor upon shipment and terms and payment by the distributor are not contingent on resale of the product.
The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory of products the distributors have on hand at the date the price protection is offered. Actual price adjustments to distributors incurred by the Company have been minimal.
Allowance for doubtful accounts.
We record an allowance for doubtful accounts based on our evaluation of the collectability of our accounts receivable. Normal payment terms are provided to customers and applied upon transfer of title. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable due from customers, we categorize accounts receivable and make provisions based on a percentage of each category. We determine these percentages by examining the historical collection experience, current trends in the credit quality of the customers and internal credit policies as well as current economic conditions that may affect a customer’s ability to pay. If the financial condition of our customers or economic conditions in general were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.
Our allowance for trade-related doubtful accounts were approximately US$0.6 million, US$1.6 million and US$1.6 million as of December 31, 2018, 2019 and 2020, respectively, representing approximately 0.7%, 1.5% and 1.3% of our gross accounts receivables at the end of each respective periods.
Inventory valuation.
We value inventories at the lower of cost or net realizable value for raw materials, work-in-process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. We assess net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses. We wrote down US$2.1 million, US$9.1 million and US$6.9 million in 2018, 2019 and 2020, respectively, for estimated obsolete or unmarketable inventory, with write-downs in 2019 and 2020 primarily related to the value of NAND components and SSDs in inventory affected by rapidly falling NAND prices.

Valuation of long-lived assets and intangible assets with finite useful life.
We evaluate the recoverability of long-lived assets and intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the sum of the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. As of December 31, 2019, we wrote down the value of intangible assets by US$3.7 million, See Note 10 Goodwill and Acquired Intangible Assets in our financial statements.
Impairment of long-term investments.
We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s fair value at year end. No impairment losses were recognized in 2018, 2019 and 2020.
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
Goodwill.
We record goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. We measure and test goodwill on an annual basis or more frequently if we believe indicators of impairment exist. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our impairment test. In the fourth quarter of 2017, we elected to early adopt FASB Accounting Standard Update
2017-04,
which removed step two from the goodwill impairment test, in conjunction with our annual review for impairment. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to our market capitalization plus control premium for reasonableness.
In 2018, we record an impairment charge of US$0.6 million related to our Bigtera acquisition. In 2019 and 2020, we recorded an impairment charge of US$15.7 million and US$17.5 million related to our Shannon acquisition. The worse than expected business outlook and lower cash flow projections of these reporting units led to reductions in their fair market value and the assessment of impairment charges for the difference of carrying value in excess of fair market value. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparable. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable.
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
Accounting for income taxes.
In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax resident in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Korea prior to our 2019 divestiture of FCI, Macau and China with statutory tax rate of 20%, 16.5%, 11%, 12% and 25%, respectively and estimate our actual current tax exposure together with assessed temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2018, 2019 and 2020 was US$20.0 million, US$18.1 million and US$20.8 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.
We utilize a
two-step
approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2018, 2019 and 2020 was US$18.7 million, US$20.7 million and US$19.0 million, respectively. As of December 31, 2019 and 2020, US$4.5 million and US$5.2 million, respectively, of interest and penalties were accrued. Fiscal years 2015 through 2020 remain subject to examination by the US Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 15 to the Consolidated Financial Statements for further information regarding changes in unrecognized tax benefits during 2020.
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

Results of Operations
The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
Net sales	100.0%	100.0%	100.0%
Cost of sales	50.8	51.4	51.8

Gross profit	49.2	48.6	48.2

Operating expenses:
Research and development	19.2	24.1	22.6
Sales and marketing	5.5	5.5	4.6
General and administrative	3.3	3.9	2.9
Impairment of goodwill and intangible assets	0.8	3.5	3.2
Amortization of intangible assets	0.6	0.2	—

Total operating expenses	29.4	37.2	33.3

Operating income	19.8	11.4	14.9

Non-operating income (expenses):
Gain from disposal of subsidiary	0.0	2.7	—
Gain from disposal of long-term investments	0.0	0.1	—
Gain from disposal of short-term investments	0.0	0.0	0.0
Interest income	1.2	1.5	0.9
Foreign exchange gain (loss), net	(0.1)	0.0	0.1
Interest expense	(0.1)	0.0	0.0
Loss on equity-method investment	(0.1)	—	—
Other income (loss), net	0.0	0.0	0.0

Total non-operating income	0.9	4.3	1.0

Income before income taxes	20.7	15.7	15.9
Income tax expense	2.2	1.7	1.1

Net income	18.5%	14.0%	14.8%

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019
Net sales.

	Years Ended December 31
	2019		2020
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile Storage	441,700	97	532,682	99	90,982	21
Mobile Communications	10,356	2	—	—	(10,356)	(100)
Others	5,197	1	6,839	1	1,642	32

Net sales	457,253	100	539,521	100	82,268	18
In 2020, our net sales increased by 18% year-over-year to approximately US$539.5 million. Our Mobile Storage revenue increased by 21% year-over-year primarily because of increasing sales of SSD controllers, eMMC and UFS controllers and SSD solutions, partially offset by declining expandable storage controller sales.

Our SSD controller sales increased in the range of 15% to 20% year-over-year to account for approximately 50% to 60% of revenue, eMMC plus UFS controller sales increased in the range of 35% to 40% year-over-year to account for approximately 25% to 30% of revenue and SSD solutions sales increased in the range of 35% to 40% year-over-year to account for approximately 10% to 15% of revenue. We divested our Mobile Communications product line in May 2019.
Gross profit.

	Years Ended December 31
	2019		2020
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	222,172	49	260,156	48	37,984	17
Gross profit as a percentage of net sales decreased to 48% in 2020 as compared to 49% in 2019 primarily because of a higher mix of lower gross margin SSD solutions sales as well as a slight decrease in controller gross margin. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue decreased from 51% in 2019 to 50% in 2020.
Research and development expenses.

	Years Ended December 31
	2019		2020
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	57,165	13	66,674	12	9,509	17
Stock-based compensation	9,927	2	10,132	2	205	2
Other research and development	43,213	9	44,978	9	1,765	4

Research and development	110,305	24	121,784	23	11,479	10
Our research and development expenses increased by 10% year-over-year to approximately US$121.8 million in 2020. Salary and benefits increased by 17% year-over-year to approximately US$66.7 million in 2020. Stock-based compensation increased by 2% year-over-year to approximately US$10.1 million. Other research and development expenses increased by 4% year-over-year to approximately US$45.0 million, primarily because of higher IC tape-outs and other project expenses in 2020.
Sales and marketing expenses.

	Years Ended December 31
	2019		2020
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	14,586	3	15,599	3	1,013	7
Stock-based compensation	1,789	1	1,759	—	(30)	(2)
Other sales and marketing	8,733	2	7,447	2	(1,286)	(15)

Sales and marketing	25,108	6	24,805	5	(303)	(1)
Our sales and marketing expenses decreased by 1% year-over-year to approximately US$24.8 million in 2020. Salary and benefits increased by 7% year-over-year to approximately US$15.6 million. Stock-based compensation decreased by 2% year-over-year to approximately US$1.8 million in 2020. Other sales and marketing expenses decreased by 15% year-over-year to approximately US$7.4 million.

General and administrative expenses.

	Years Ended December 31
	2019		2020
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	9,202	2	9,445	2	243	3
Stock-based compensation	2,570	1	2,445	—	(125)	(5)
Other general and administrative	6,106	1	3,714	1	(2,392)	(39)

General and administrative	17,878	4	15,604	3	(2,274)	(13)
Our general and administrative expenses decreased by 13% year-over-year to approximately US$15.6 million in 2020. Salary and benefits increased by 3% year-over-year to approximately US$9.4 million. Stock-based compensation decreased by 5% year-over-year to approximately US$2.4 million in 2020. Other general and administrative expenses decreased by 39% year-over-year to approximately US$3.7 million.
Stock-based compensation.
The following table presents details of total stock-based compensation that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2019		2020
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	305	—	253	—	(52)	(17)
Research and development	9,927	2	10,132	2	205	2
Sales and marketing	1,789	—	1,759	—	(30)	(2)
General and administrative	2,570	1	2,445	—	(125)	(5)

Total stock-based compensation	14,591	3	14,589	2	(2)	(0)
See Note 17 to Consolidated Financial Statements for a discussion of activity related to share-based awards.
Impairment of goodwill and intangible assets.
We performed impairment assessments of the carrying value of goodwill and intangible assets on an annual basis or more frequently, if we believe indicators of impairment exist. In 2019, we determined that the goodwill and intangible assets of our Shannon acquisition were impaired and recognized approximately US$16.0 million of impairment expenses. During our 2020 assessment, we determined that the goodwill of our Shannon acquisition remained impaired and recognized approximately $17.5 million of impairment expenses.
Amortization of intangible assets.
Our amortization of intangible asset was approximately US$0.8 million in the year ended December 31, 2019.
Gain (loss) from disposal of subsidiary
. We realized disposal of FCI gain of US$12,409 thousand and loss of US$293 thousand for the year ended December 31, 2019 and 2020, respectively.
Gain from disposal of long-term investments
. We recognized a gain from disposal of ProGrade of US$473 thousand for the year ended December 31, 2019.
Gain from disposal of short-term investments
. We realized gains on sales of trading securities of US$48 thousand and US$169 thousand for the year ended December 31, 2019 and 2020, respectively.

Interest income.
Our interest income decreased to approximately US$4.6 million for the year ended December 31, 2020 from approximately US$6.8 million for the year ended December 31, 2019.
Interest expense.
Interest expense increased to approximately US$11 thousand for the year ended December 31, 2020 from approximately US$3 thousand for the year ended December 31, 2019.
Foreign exchange gain (loss), net.
For the year ended December 31, 2020, we incurred foreign exchange gain of US$619 thousand, compared with gain of US$148 thousand for the year ended December 31, 2019. We do not engage in any hedging activities.
Income tax expense (benefit).
Income tax expense was approximately US$5.8 million for the year ended December 31, 2020 compared to an income tax expense of approximately US$7.7 million for the year ended December 31, 2019.
Net income (loss).
Net income was approximately US$79.7 million for the year ended December 31, 2020 compared to a net income of approximately US$64.4 million for the year ended December 31, 2019.
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
In 2019, our net sales decreased by 14% year-over-year to approximately US$457.3 million. Our Mobile Storage revenue decreased by 11% year-over-year as declining eMMC plus UFS controller sales and SSD solutions sales more than offset growth of SSD controller sales. Our SSD controller sales increased by about 20% year-over-year to approximately 50% to 60% of revenue, eMMC plus UFS controller sales decreased by about 30% year-over-year to approximately 20% to 25% of revenue and SSD solutions sales decreased by 50% year-over-year to approximately 10% of revenue. Mobile Communications revenue decreased by 66% as this product line was divested in May 2019.
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
Liquidity and Capital Resources

	Year Ended December 31
	2019	2020
	US$	US$
	(in thousands)
Cash and cash equivalents	323,166	342,961
Short-term investments	2,010	—

Cash, cash equivalents and short-term investments	325,176	342,961
As of December 31, 2020, we had approximately US$343.0 million in cash, cash equivalents and short-term investments, an increase of US$17.8 million from December 31, 2019. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities. Our short-term investments consist primarily of principal protected notes that we trade.
We believe our existing cash balances and short-term investments, together with cash we expect to generate from operating activities, will be sufficient to meet our anticipated working capital needs, capital expenditures, investment requirements and any declared dividends, repurchase of our ADSs and other commitments for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, availability of attractive acquisition and investment opportunities and construction of our Hsinchu and Taipei office buildings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	108,242	77,695	117,229
Net cash provided by (used in) investing activities	(79,568)	34,668	(21,545)
Net cash used in financing activities	(101,820)	(70,260)	(73,914)
Depreciation and amortization	14,796	13,213	13,562
Capital expenditures	(74,853)	(11,015)	(19,545)
Operating activities
Our net cash provided by operating activities was approximately US$117.2 million for the year ended December 31, 2020, compared to net cash provided by operating activities of approximately US$77.7 million and US$108.2 million during 2019 and 2018, respectively.
For the year ended December 31, 2020, cash flow provided by operations of US$117.2 million resulted primarily from our net income of US$79.7 million and the following reasons:

•
Our net income includes substantial
non-cash
charges, namely US$13.6 million of depreciation and amortization, US$14.6 million of stock-based compensation and US$17.5 million of impairment of goodwill.

•
Net working capital increased by US$10.2 million. Inventory increased by US$21.7 million, notes and accounts receivable increased by US$7.1 million, notes and accounts payable increased by US$13.8 million, income tax payable increased by US$4.4 million, and other assets net of other liabilities provided US$0.4 million of cash.

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

Investing activities
Our net cash used in investing activities was approximately US$21.5 million for the year ended December 31, 2020, compared to net cash provided by investing activities of approximately US$34.7 million for the year ended December 31, 2019. In 2020, we paid US$19.5 million for the routine purchase of software, design tools and other items and invested US$2.0 million in Deep Vision.
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
Financing activities
Our net cash used in financing activities was approximately US$73.9 million for the year ended December 31, 2020, compared to net cash used in financing activities of approximately US$70.3 million for the year ended December 31, 2019. Our cash used in financing activities in 2020 consists primarily of US$48.9 million of dividend payments and US$25.0 million for share repurchases.
Our net cash used in financing activities was approximately US$70.3 million for the year ended December 31, 2019, compared to net cash used in financing activities of approximately US$101.8 million for the year ended December 31, 2018. Our cash used in financing activities in 2019 consists primarily of US$44.0 million of dividend payments and US$26.2 million for share repurchases.
Capital Return to Shareholders
Dividend.
On October 26, 2020, we announced an annual cash dividend of $1.40 per ADS to be paid in four quarterly installments of $0.35 per ADS, which followed our previous $1.40 per ADS annual cash dividend. In accordance with our dividend declarations, we paid $44.0 million and $48.9 million to shareholders in 2019 and 2020, respectively.
The declaration and payment of future cash dividends is subject to our Board’s continuing determination that the payment of dividends is in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the declaration and payment of cash dividends.

Share Repurchase.
On November 21, 2018, we announced a new share repurchase program to repurchase up to US$200 million of our ADSs over a 24 month period. On October 26, 2020, the Board of Directors of the Company authorized the extension of the expiration of this program to November 21, 2021. In the year ended December 31, 2020, we repurchased 0.6 million ADSs for US$25.0 million at an average price of US$39.93 per ADS. In the year ended December 31, 2019, we repurchased 0.8 million ADSs for US$25.0 million at an average price of US$32.82 per ADS. In the year ended December 31, 2018, we repurchased 1.0 million ADSs for US$34.8 million at an average price of US$34.54 per ADS.
Repurchases are made in the open market or according to other methods in compliance with Securities and Exchange Commission Rule
10b-18,
subject to market conditions, applicable legal requirements and other factors. Share repurchase plans announced does not obligate us to acquire any particular amount of ADSs and may be suspended at any time at our discretion.
Contractual Obligations
The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2020:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
	US$	US$	US$		US$		US$
	(in thousands)
Operating leases	7,339	3,253	3,247		807		32
Pension	2,603	2,603	(a	)	(a	)	(a	)

Contractual cash obligations	9,942	5,856	3,247		807		32

(a)	Our pension obligation after one year has not been estimated.
We decreased long-term taxes payable of US$1,654 thousand related to uncertain tax positions as of December 31, 2020. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.
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

Name	Age	Position
James Chow	70	Chairman of the Board
Wallace C. Kou	62	President, Chief Executive Officer and Managing Director
Steve Chen	49	Director
Tsung-Ming Chung	71	Director
Lien-Chun Liu	63	Director
Yung-Chien Wang	58	Director
Han-Ping D. Shieh	67	Director
Kenneth Kuan-Ming Lin	68	Director
Riyadh Lai	52	Chief Financial Officer
Nelson Duann	52	Senior VP of Marketing & R&D and Director
Arthur Yeh	60	VP of Sales, Asia and Greater China
Robert Fan	57	President of SMI USA
Ken Chen	59	VP of Operations
Kevin Yeh	57	VP of R&D, Algorithm & Technology
Kevin Tsai	55	Senior Director of R&D, System Validation
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
Steve Chen, Director
Mr. Chen joined our board of directors in 2012. Mr. Chen is the chairman of Mercuries Co., Ltd. Mr. Chen has dual M. Eng. from Cornell University.
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
Han-Ping
D. Shieh, Director
Mr. Shieh joined our board of directors in 2014. He is an Life Chair Professor, National Chiao Tung University (NCTU) in Taiwan, a fellow of the Institute of Electrical and Electronics Engineers (IEEE), the Optical Society of American (OSA) and the Society for Information Display (SID) and a board member of Young Optics Inc., Dynapack International Tech. Corp., and Focal Tech. Inc. Mr. Shieh received his PhD in Electrical and Computer Engineering from Carnegie Mellon University in 1987. He joined NCTU as a professor in 1992 and was previously a Research Staff Member at the IBM Thomas J. Watson Research Center. He was previously the Dean of the College of Electrical and Computer Engineering and a Senior Vice President of NCTU and a Vice Chancellor of the University System of Taiwan.
Kenneth Kuan-Ming Lin, Director
Mr. Lin joined our board of directors in September 2018. Mr. Lin was previously a director on our board from 2009 to 2014. Mr. Lin is the Chairman of Premier Capital Management Corp., Ruby Tech Corp. and Taiwan Health Care Association, Chief Executive Officer of SINOCON Industrial Standards Foundation and Deputy Secretary-General of Cross-Strait CEO Summit. He was previously the Chairman of the Taiwan Venture Capital Association and the Taiwan Private Equity Association and a Board Director of the Straits Economic & Cultural Interchange Association. Mr. Lin has a BS in Electrical Engineering from the National Taiwan University.
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
Compensation of Directors and Executive Officers
For the year ended December 31, 2020, the aggregate compensation to our directors and senior executive officers was approximately US$ 3.11 million. In 2020, we granted restricted stock units to our executive officers as a group to acquire an aggregate of 213,400 ordinary shares. The restricted stock units granted to our executive officers and non-executive
directors are subject to the same vesting conditions as those of our employees.
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

Administration
. The board of directors will administer the Plans and may delegate this authority to administer the plan to a committee. Subject to the terms of the Plans, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the amounts and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to certain limitations, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.
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
Employees
The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2018	2019	2020
Management and administration	132	120	120
Operations	41	33	35
Research and development	897	880	964
Sales and marketing	237	204	204

Total	1,307	1,237	1,323

As of December 31, 2020, we had 1,323 total employees, including 1,003 in Taiwan, 33 in the United States, 268 in China, 9 in Korea, and 10 in Japan. 1,104 of our total employees are engineers.
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

There were 139,700,652 of our ordinary shares outstanding as of March 31, 2021. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,401,266	1.72
Wallace C. Kou (2)	1,977,248	1.42
Steve Chen	60,000	*
Tsung-Ming Chung	90,000	*
Lien-Chun Liu	244,280	*
Yung-Chien Wang	848,674	*
Han-Ping D. Shieh	70,800	*
Kenneth Kuan-Ming Lin	30,000	*
Riyadh Lai (3)	1,804,180	1.29
Nelson Duann	44,000	*
Arthur Yeh	50,524	*
Robert Fan	54,000	*
Ken Chen (4)	217,649	*
Kevin Yeh	52,000	*
Kevin Tsai	6,000	*

*	Less than one percent
(1)
Represents 2,401,266 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 1,657,248 shares owned by Mr. Kou, 320,000 shares owned by his family members.
(3)	Represents 984,300 shares owned by Mr. Lai and 819,880 shares owned by his spouse.
(4)	Represents 35,324 shares owned by Mr. Chen and 182,325 shares owned by his spouse.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
As of March 31, 2021, there were 139,700,652 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2021, we had 34,850,994 ADSs, representing 139,403,976 ordinary shares.
The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2021:

Identity of person or group	Number of shares owned		Percentage Owned (1)
Cardinal Capital Management, LLC	9,714,888	(2)	7.0%
ARGA Investment Management, LP and Avula Rama Krishna.	7,688,452	(3)	5.5%

(1)	Based on 139,700,652 ordinary shares outstanding as of March 31, 2021.
(2)	Cardinal Capital Management, LLC held 2,428,722 ADSs (representing 9,714,888 ordinary shares) according to a Schedule 13G filed February 17, 2021.
(3)	ARGA Investment Management, LP and Avula Rama Krishna held 1,922,113 ADSs (representing 7,688,452 ordinary shares), according to a Schedule 13G dated February 11, 2019.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.
No holder of our ordinary shares has preferential voting rights.
Related Party Transactions
In May 2019, we completed to divestiture of FCI to Dialog Semiconductor. During Dialog’s due diligence process, it was determined that Jeonse housing leases in Korea were arranged between the lessee, FCI, and lessors, certain FCI employees, including three of our executive officers or their immediate relatives. These leases, in place from 2007 to 2019, involve the lessee depositing funds equivalent to approximately 80% of the market value of the property interest-free with the lessor in exchange for rent-free housing for the employees. Deposited funds are returned to the lessee in full at the end of the lease period. The total value of the leases in 2018 was US$1.5 million, of which US$1.2 million were with executive officers or their immediate relatives. The Jeonse leases have all been terminated. The Company has taken additional steps to improve its internal control structure to reduce the risk of undisclosed related party transactions.

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
Recent Developments
On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei and paid a NT$30 million (approximately US$1.1 million) bid bond. The Company is expected to execute a property development agreement in May 2021, at which time it will pay a third of a NT$30 million (approximately US$1.1 million) administrative fee, with balance to be paid at later dates, and deliver a NT$150 million (approximately US$5.3 million) performance bond secured by a certificate of deposit. Based on the terms of the property development agreement, the Company is required to complete construction within three years. Property development costs will be defined and agreed in a subsequent agreement.

ITEM 9.	THE OFFER AND LISTING
Market and Share Price Information
Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2016 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2016	55.85	27.41
2017	55.68	37.37
2018	61.85	31.73
2019	50.87	30.86
2020	53.04	26.72

Quarterly:
First Quarter, 2019	44.30	32.15
Second Quarter, 2019	44.41	36.43
Third Quarter, 2019	47.23	30.86
Fourth Quarter, 2019	50.87	34.73

First Quarter, 2020	53.04	26.72
Second Quarter, 2020	52.46	35.11
Third Quarter, 2020	50.42	35.13
Fourth Quarter, 2020	48.39	35.16

First Quarter, 2021	67.69	46.54
Second Quarter, 2021 (1)	74.10	60.47

Monthly
November 2020	40.1	35.16
December 2020	48.39	38.43
January 2021	52.19	46.54
February 2021	64.40	49.51
March 2021	67.69	56.06
April 2021	74.10	60.47
May 2021 (1)	72.24	62.71

(1)	Through May 7, 2021.

ITEM 10.	ADDITIONAL INFORMATION
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
The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2020 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.
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
We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2020 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.
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
Foreign currency risk.
The majority of our revenue, cost of sales, accounts receivable, inventory and accounts payable are denominated in U.S. dollars. The majority of our operating expense relating to salaries and benefits and accounts payable related to these expenses are denominated in foreign currencies, primarily the NT dollar and Chinese Yuan. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.
Also refer to “Risk Factors — Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.”
Investment Risk.
We invest in equity instruments of privately held companies. We have minority stake equity investments in Cashido, Vastview and Deep Vision, private companies related to the semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2020, the aggregate carrying value of investments on our balance sheet was US$5.0 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments losses for the years ended on December 31, 2018, 2019 and 2020.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Depositary Fees and Charges.
For the year-ended December 31, 2020, we received from our depositary bank a reimbursement of US$0.7 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Disclosure controls and procedures are designed to ensure that the material financial and non-financial
information required to be disclosed in this annual report on Form
20-F
and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.
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
Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2020 the company’s internal control over financial reporting was effective.
Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting
During 2020, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Attestation Report Of The Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Silicon Motion Technology Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2020, of the Company and our report dated May 12, 2021 expressed an unqualified opinion on those financial statements.
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
Republic of China
May 12, 2021

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
Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2019 and 2020. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2019	2020
	US$	US$
	(in thousands)
Audit Fees (1)	881	887
Audit-Related Fees (2)	—	—
Tax Fees (3)	200	190
All Other Fees (4)	—	—
Total	1,081	1,077

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

(2)
Audit-Related Fees
. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2019 or 2020.

(3)
Tax Fees
. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.

(4)	All other fees . Deloitte & Touche did not provide any services under this category in 2019 or 2020.
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
In 2020 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

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
Our consolidated financial statements are included in this annual report at pages
F-1
through
F-31.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the company’s Registration Statement on Form F-6 (file no. 333-125801) filed with the Securities and Exchange Commission on December 5, 2013).

2.3	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed June 11, 2015).

4.1	Share Purchase Agreement dated as of April 24, 2015 among Silicon Motion Technology Corporation, Silicon Motion Technology (Hong Kong) Ltd., F-Tec Holdings International Ltd., the shareholders of F-Tec Holdings International Ltd. and Xueshi Yang, as the Sellers’ Representative (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*	Consent of Deloitte & Touche.

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/S/ WALLACE C. KOU
Wallace C. Kou, President and Chief Executive Officer
Date: May 12, 2021

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Silicon Motion Technology Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Goodwill — Shannon Reporting Unit — Refer to Notes 2 and 10 to the financial statements.
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of revenue and selection of discount rates. Changes in these assumptions could have a significant impact on the fair value of the reporting unit and the amount of impairment charge if the reporting unit is impaired. Management assesses goodwill at least annually as of November 30, 2020 for impairment, or more frequently, if certain events or circumstances warrant. Based on the November 30, 2020 annual goodwill impairment analysis, the Company determined that the Shannon reporting unit’s carrying value, including goodwill, exceeded its fair value by $17,489 thousand and therefore, recognized an impairment charge of $17,489 thousand relating to the goodwill allocated to the Shannon reporting unit.
We identified goodwill valuation of Shannon reporting unit as a critical audit matter because of the subjectivity in estimating the forecast of future revenue and selection of the discount rate. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when evaluating the audit evidence supporting these estimates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to forecasts of future revenue and selection of the discount rate for Shannon reporting unit included the following:

•
We tested the design and operating effectiveness of controls over management’s goodwill impairment analysis, including those over the assumptions used in determination of Shannon reporting unit’s fair value, such as controls related to management’s selection of the discount rate and assessment on the reasonableness of forecasts of future revenue.

•	We evaluated management’s ability to accurately forecast future revenue by comparing actual results to management’s historical forecasts.

•	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.

•	We evaluated the reasonableness of management’s forecasts of revenue by comparing the forecasts to:

•	Historical revenues.

•	Internal communications to management and the Board of Directors of the Company’s business plans that support the forecast of revenue.

•	Forecasted information included in Company’s press releases as well as in analyst and industry reports for the Company and its peer companies.

•	We tested the underlying data used in the discounted cash flow calculations and the mathematical accuracy of the discounted cash flow calculations.

•	We considered the impact of industry and market conditions on management’s forecasts for this reporting unit, including consideration of the effects related to the COVID-19 pandemic.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by (1) testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation, and (2) developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
May 12, 2021
We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	December 31
	2019	2020
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	323,166	342,961
Short-term investments	2,010	—
Notes and accounts receivable, net	108,734	115,826
Inventories	88,439	110,162
Restricted assets-current	24,085	24,098
Noncurrent assets held for sale	10,405	11,124
Prepaid expenses and other current assets	8,360	13,922

Total current assets	565,199	618,093
Long-term investments	3,000	5,000
Property and equipment, net	98,488	105,496
Deferred income tax assets, net	3,948	4,615
Goodwill	17,489	—
Operating lease assets	8,603	6,704
Other assets	1,002	2,152

Total assets	697,729	742,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	30,687	44,535
Income tax payable	2,465	6,886
Refund liabilities	2,260	2,105
Accrued expenses and other current liabilities	96,076	105,218

Total current liabilities	131,488	158,744
Other long-term liabilities	29,457	25,574

Total liabilities	160,945	184,318

Commitments and Contingencies (Note 19)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 139,110 thousand shares in 2019 and 138,168 thousand shares in 2020	1,391	1,382
Additional paid-in capital	265,210	275,132
Accumulated other comprehensive income (loss)	(785)	(349)
Retained Earnings	270,968	281,577

Total shareholders’ equity	536,784	557,742

Total liabilities and shareholders’ equity	697,729	742,060

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
NET SALES	530,348	457,253	539,521
COST OF SALES	269,541	235,081	279,365

GROSS PROFIT	260,807	222,172	260,156

OPERATING EXPENSES
Research and development	102,028	110,305	121,784
Sales and marketing	29,279	25,108	24,805
General and administrative	17,633	17,878	15,604
Impairment of goodwill and intangible assets	4,069	15,970	17,489
Amortization of intangible assets	2,964	766	—

Total operating expenses	155,973	170,027	179,682

OPERATING INCOME	104,834	52,145	80,474

NON-OPERATING INCOME (EXPENSES)
Gain (loss) from disposal of subsidiary	—	12,409	(293)
Gain from disposal of long-term investments	—	473	—
Gain from disposal of short-term investments	134	48	169
Interest income	6,301	6,751	4,636
Foreign exchange gain (loss), net	(615)	148	619
Interest expense	(378)	(3)	(11)
Loss on equity-method investment	(473)	—	—
Other income (loss), net	58	103	(36)

Total non-operating income	5,027	19,929	5,084

INCOME BEFORE INCOME TAX	109,861	72,074	85,558
INCOME TAX EXPENSE	11,791	7,676	5,812

NET INCOME	98,070	64,398	79,746

EARNINGS PER ORDINARY SHARE:
Basic	0.68	0.46	0.57

Diluted	0.68	0.46	0.57

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	144,123	140,708	139,421

Diluted (Thousands)	144,512	141,183	139,910

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	2.72	1.83	2.29

Diluted	2.71	1.82	2.28

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	36,031	35,177	34,855

Diluted (Thousands)	36,128	35,296	34,978

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
NET INCOME	98,070	64,398	79,746

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(2,148)	(1,265)	497
Change in deferred pension gain (loss)	—	(15)	(61)

OTHER COMPREHENSIVE INCOME (LOSS)	(2,148)	(1,280)	436

TOTAL COMPREHENSIVE INCOME	95,922	63,118	80,182

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2018	143,162	1,431	242,487	2,643	247,490	—	494,051
Net income	—	—	—	—	98,070	—	98,070
Other comprehensive income (loss)	—	—	—	(2,148)	—	—	(2,148)
Stock-based compensation expenses	—	—	20,779	—	—	—	20,779
Issuance of ordinary shares upon exercise of employee stock options and restricted stock units	1,517	16	(36)	—	—	—	(20)
Share repurchase	—	—	—	—	—	(34,755)	(34,755)
Dividends declared (US$0.30 per ordinary share)	—	—	—	—	(43,700)	—	(43,700)

BALANCE, DECEMBER 31, 2018	144,679	1,447	263,230	495	301,860	(34,755)	532,277
Net income	—	—	—	—	64,398	—	64,398
Other comprehensive income (loss)	—	—	—	(1,280)	—	—	(1,280)
Stock-based compensation expenses	—	—	14,591	—	—	—	14,591
Issuance of ordinary shares upon exercise of restricted stock units	1,505	15	(37)	—	—	—	(22)
Share repurchase	—	—	—	—	—	(25,103)	(25,103)
Treasury stock retired	(7,074)	(71)	(12,574)	—	(47,213)	59,858	—
Dividends declared (US$0.35 per ordinary share)	—	—	—	—	(48,077)	—	(48,077)

BALANCE, DECEMBER 31, 2019	139,110	1,391	265,210	(785)	270,968	—	536,784
Net income	—	—	—	—	79,746	—	79,746
Other comprehensive income (loss)	—	—	—	436	—	—	436
Stock-based compensation expenses	—	—	14,589	—	—	—	14,589
Issuance of ordinary shares upon exercise of restricted stock units	1,564	16	(38)	—	—	—	(22)
Share repurchase	—	—	—	—	—	(25,044)	(25,044)
Treasury stock retired	(2,506)	(25)	(4,629)	—	(20,390)	25,044	—
Dividends declared (US$0.35 per ordinary share)	—	—	—	—	(48,747)	—	(48,747)

BALANCE, DECEMBER 31, 2020	138,168	1,382	275,132	(349)	281,577	—	557,742

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	98,070	64,398	79,746
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,832	12,447	13,562
Amortization of intangible assets	2,964	766	—
Gain from disposal of short-term investments	(134)	(48)	(169)
Gain (loss) from disposal of subsidiary	—	(12,409)	293
Gain from disposal of long-term investments	—	(473)	—
Loss on equity-method investment	473	—	—
Stock-based compensation	20,779	14,591	14,589
Loss on disposal of property and equipment	66	22	143
Impairment of goodwill and intangible assets	4,069	15,970	17,489
Deferred income taxes	(1,664)	1,118	(667)
Changes in operating assets and liabilities:
Short-term investments	3,240	1,627	2,391
Notes and accounts receivable	(12,628)	(18,755)	(7,091)
Inventories	12,668	(10,155)	(21,723)
Prepaid expenses and other current assets	2,689	(1,932)	(5,031)
Other assets	142	(397)	172
Notes and accounts payable	(28,766)	4,426	13,848
Refund liabilities	2,093	167	(154)
Accrued expenses and other current liabilities	(4,679)	10,607	7,328
Income tax payable	(7,329)	(1,698)	4,421
Other liabilities	4,357	(2,577)	(1,918)

Net cash provided by operating activities	108,242	77,695	117,229

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investment	(4,715)	—	(2,000)
Proceeds from sale of subsidiary	—	43,968	—
Proceeds from sale of long-term investment	—	1,715	—
Purchase of property and equipment	(74,853)	(11,015)	(19,545)

Net cash provided by (used in) investing activities	(79,568)	34,668	(21,545)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loan	(25,000)	—	(50,000)
Proceeds from bank loan	—	—	50,000
Dividends paid	(43,281)	(44,029)	(48,901)
Share repurchase	(33,539)	(26,231)	(25,013)

Net cash used in financing activities	(101,820)	(70,260)	(73,914)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(73,146)	42,103	21,770
EFFECT OF EXCHANGE RATE CHANGES	(1,250)	(977)	(812)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	381,523	307,127	348,253

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	307,127	348,253	369,211

SUPPLEMENTAL INFORMATION
Interest paid	376	—	11

Income taxes paid	13,792	5,612	8,518

Disposal of FCI
Total consideration	—	54,129	—
Other current assets	—	(245)	—
Cash and restricted cash disposed	—	(9,916)	—

Proceeds from sale of subsidiary	—	43,968	—

Non-Cash Investing and Financing Activities:
Unpaid purchase of property and equipment included in accounts payable and accrued liabilities	960	523	2,105

Dividend declared included in accrued expenses and accrued liabilities	32,851	35,906	36,658

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
1. ORGANIZATION AND OPERATIONS
Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is the global leader in supplying NAND flash controllers for solid state storage devices. The Company supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. The Company also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
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
On May 31, 2019, the Company completed the sale of FCI to Dialog Semiconductor for a total consideration of approximately US$ 54 million. The Company derecognized the assets and liabilities and recorded a gain of US$12,409 thousand, net of transaction fees on the disposal, which is the difference between the consideration of
US$
54 million and the US$39,367 thousand carrying value of the subsidiary. US$5,400 thousand of the consideration was withheld and deposited into an escrow account and, as the escrowed amount is expected to be released within 12 months, it was classified as restricted assets-current on the consolidated balance sheet as of

December 31, 2019 and 2020.
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents, short term investments and accounts receivable. Cash, cash equivalents and short-term investments balances are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables, is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended based upon payment history and the customer’s current credit worthiness. The Company regularly reviews the allowance for bad debt and doubtful accounts or expected losses during the accounts receivable collection process by considering factors, such as historical write off and recovery experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. The Company also takes into account reasonable and supportable forecasts of future conditions when evaluating the adequacy of the allowance for doubtful accounts.
Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. Sales to two customers in 2018 and 2019, and one customer in 2020 accounted for 10% or more of our net revenue, representing 34%, 31% and 24% of our net revenue in 2018, 2019 and 2020, respectively. In 2020, the significant customer was Micron. In 2019, were Intel and Micron and in 2018, were SK Hynix and Intel. The Company’s top ten customers in 2018, 2019 and 2020 accounted for approximately 69%, 74% and 71% of net sales, respectively.
Fair Value of Financial Instruments
The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on discounted cash flow, or other valuation techniques. Long-term investments in privately-held companies with no readily determinable market value are recorded using the cost method since the cost of obtaining verifiable fair value is unreasonably high. Upon adoption of Accounting Standard Update
No. 2016-01,
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
See Note 21, “Fair Value Measurement”, for the related disclosure.

Cash Equivalents
The Company considers all highly liquid instruments acquired with a remaining maturity of three months or less when purchased to be cash equivalents. In addition, time deposits with maturities ranging from more than three months to one year qualifies as cash equivalents because they can be readily converted into known amounts of cash without advance notice with the principal of the time deposits protected and not subject to penalty in an early withdrawal.
Short-term Investments
The Company’s short-term investments are income yielding investments with maturities between three and 12 months, primarily bond funds and principal protected notes that are bought and held principally for the purpose of selling them in the near term and are classified as trading securities as well as senior notes classified as held-to-maturity
investments with maturities less than one year. Trading securities are reported at fair value with the subsequent changes in fair value recorded in earnings as unrealized gains and losses. Senior notes are measured at amortized cost using the effective interest method less any impairment.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectability of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience, current trends in the credit quality of its customers and its internal credit policies as well as current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect a customer’s ability to pay.
Inventories
Inventories are stated at the lower of cost or net realizable value for raw materials, work in process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. The Company assesses its net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses.
Long-term Investments
Investee companies over which the Company had the ability to exercise significant influence but did not have a controlling interest and was the primary beneficiary were accounted for using the equity method. Significant influence was generally considered to exist when the Company had an ownership interest in the voting shares of the investee between 20% and 50% and other factors, such as representation in the investee’s board of directors, voting rights and the impact of commercial arrangements, were considered in determining whether the equity method of accounting was appropriate. Under this method of accounting, the Company recorded its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. The Company evaluated its equity method investments for impairment whenever events or changes in circumstances indicated that the carrying amounts of such investments might not be recoverable.
Prior to adopting
ASU 2016-01
on January 1, 2018, the Company had long-term investments in companies that it does not exercise significant influence and accounted for these investments under the cost method. Management regularly evaluates financial information related to these investments to determine whether an other than temporary decline in their value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at lower valuation. Management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in other income and expense. After adopting ASU 2016-01 on January 1, 2018, the Company elected to record equity investments without readily determinable fair values and not accounted for by the equity method at cost less impairment and adjusted for subsequent changes in fair value.
Noncurrent Assets Held for Sale
The Company is disposing of property located in Shanghai and account for these assets as “held for sale” as they meet the criteria specified in Accounting Standards Codification (“ASC”) 360, “Property, Plant, and Equipment.”
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Land is not depreciated. Depreciation expense on property and equipment were approximately US$11,832 thousand, US$12,447 thousand and US$13,562 thousand for the years ended December 31, 2018, 2019 and 2020, respectively.
Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operating income.
Lease
The Company determines if an arrangement is a lease at inception. Operating lease right-of-use
(“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company’s leases do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight line basis over the lease term.
Goodwill and Intangible Assets
Goodwill is the excess of the purchase price paid over the fair value of the net tangible and intangible assets acquired in a business combination. Intangible assets, which consist primarily of development technology, are amortized over their estimated useful lives, of 3.5 to 5.5 years.
Impairment of Goodwill and Long-Lived Assets
The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 10, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2018, 2019 and 2020.
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
Other Assets
Other assets consist of deposits for office leases.
Restricted Assets
Restricted assets consist of restricted cash, cash set aside as collateral for obtaining foundry capacity and escrowed cash receipted from the sale of an asset. .
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
Revenue Recognition
The Company adopts Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606) on January 1, 2018. The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Under the new revenue recognition standard, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.
The Company enters into contracts that may include products that are capable of being distinct and accounted for as separate performance obligations. To date, the majority of the revenue has been generated by sales associated with products, where a single performance obligation is identified in general. Revenue from services has been insignificant. Performance obligations associated with product sales transactions are generally satisfied when control passes to customers upon shipment or the written acceptance of the customers. Accordingly, product revenue is recognized at a point in time when control of the asset is transferred to the customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which it is entitled in exchange for those goods. Some of the Company’s sales are made to distributors Under terms where control passes to the distributor upon shipment, and payment is not contingent on the distributors’ resale of the product.
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
The Company provides warranty for its products. Warranty returns have been infrequent and relate to defective or off-specification
parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2018, 2019 and 2020, the Company did not experience significant costs associated with warranty returns.
Research and Development
Research and development costs are expensed as incurred. Research and development expense consists primarily of personnel-related expenses, including stock-based compensation, as well as product masks, IP licensing, design tool and testing costs, equipment depreciation, amortization of intangible assets and an allocated portion of occupancy costs.
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
The Company utilizes a two steps approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with tax authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than
50
% likely of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.
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
sources.

The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2018, 2019 and 2020:

	Year Ended December 31, 2018			Year Ended December 31, 2019			Year Ended December 31, 2020
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	3,321	(678)	2,643	1,173	(678)	495	(92)	(693)	(785)
Current-period change	(2,148)	—	(2,148)	(1,265)	(15)	(1,280)	497	(61)	436

Ending balance	1,173	(678)	495	(92)	(693)	(785)	405	(754)	(349)

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
Earnings Per Share
Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive shares of ordinary shares outstanding during the period. Dilutive shares outstanding include unvested RSUs. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The effect of dilutive securities were 389 thousand shares (97 thousand ADSs), 475 thousand shares (119 thousand ADSs) and 489 thousand shares (123 thousand ADSs) for the years ended December 31, 2018, 2019 and 2020, respectively.
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
The Company retires ordinary shares repurchased. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in
capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.
Recent Accounting Pronouncements
In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss, which has subsequently been amended by ASU
2018-19,
ASU
2019-04,
ASU
2019-05,
ASU
2019-10,
ASU
2019-11,
ASU
2020-02,
and ASU
2020-03.
These amendments introduced a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of relevant information about past events, current conditions, and reasonable and supportable forward-looking forecasts information to estimate the lifetime expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale
debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.
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
In August 2018, the FASB issued an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension plans or other post-retirement
benefit plans. Certain disclosure requirements have been removed while the disclosure requirements of (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, have been added. The amendment also clarified the disclosure requirements with respect to the projected benefit obligation and the accumulated benefit obligation. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.
In December 2019, the FASB issued an accounting update which eliminated certain exceptions to the general principles in ASC 740, such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation, and calculating income taxes in interim periods. The standard also simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that result in a step-up
in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim period. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.
3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2019	2020
	US$	US$
Cash	61,184	54,947
Time deposits	229,419	265,936
Repurchase agreements	32,563	22,078

Total cash and cash equivalents	323,166	342,961
Restricted cash	25,087	26,250

	348,253	369,211

4. SHORT-TERM INVESTMENTS

	December 31
	2019	2020
	US$	US$
Trading securities	2,010	—
The Company classified certain short-term investments as trading securities. Realized gains on sales of these trading securities were US$134 thousand, US$48 thousand and US$169 thousand for the years ended December 31, 2018, 2019 and 2020, respectively
.
The amount of unrealized losses related to trading securities at year end was nil for the years ended December 31, 2018, 2019 and 2020, respectively.
5. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2019	2020
	US$	US$
Trade accounts receivable	110,351	117,387
Allowance for doubtful accounts	(1,617)	(1,561)

	108,734	115,826

The changes in allowance are summarized as follows:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Allowance for doubtful accounts
Balance, beginning of year	598	645	1,617
Additions (reversals) charged to expense, net	47	1,164	15
Write-offs	—	(192)	(71)

Balance, end of year	645	1,617	1,561

6. INVENTORIES
The components of inventories are as follows:

	December 31
	2019	2020
	US$	US$
Finished goods	26,305	11,039
Work in process	37,342	55,988
Raw materials	24,792	43,135

	88,439	110,162

The Company wrote down US$2,095 thousand, US$9,085 thousand and US$6,883 thousand in 2018, 2019 and 2020, respectively, for obsolete or unmarketable inventory.
7. LONG-TERM INVESTMENTS
As of December 31, 2019 and 2020, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2019	2020	2019	2020
			US$	US$
Equity securities measured at cost:

Cashido Corp. (Cashido)	0.6%	0.6%	—	—
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	—	—
Deep Vision, Inc (Deep Vision)	16.2%	16.2%	3,000	5,000

			3,000	5,000

In June 2018, the Company invested US$3,000 thousand in the preferred stock of Deep Vision which is accounted for under the cost method. Deep Vision is a developer of low-power
deep-learning processors. In March 2020, the Company invested additional US$2,000 thousand in the
 SAFE securities of Deep Vision.
8. NONCURRENT ASSETS HELD FOR SALE

	December 31
	2019	2020
	US$	US$
Assets held for sale	10,405	11,124

	10,405	11,124

The Company vacated from premises in an office building located in Shanghai, China and in 2018 took actions to sell this property. The sale plan met all of the held-for-sale
criteria in accordance with ASC 360 — Property, Plant and Equipment and accordingly, in 2018, the property was reclassified to noncurrent assets held for sale. Assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Assets held for sale are no longer amortized or depreciated. The Company has continues to actively market the asset according to reasonable valuation benchmarks.
9. PROPERTY AND EQUIPMENT

	December 31
	2019	2020
	US$	US$
Cost:
Land	68,243	68,243
Buildings	18,130	18,130
Machinery and equipment	26,426	35,555
Furniture and fixtures	6,919	7,855
Leasehold and buildings improvement	7,964	8,023
Software	25,938	33,528

Total	153,620	171,334

Accumulated depreciation:
Buildings	3,632	4,033
Machinery and equipment	18,828	22,922
Furniture and fixtures	5,196	5,862
Leasehold and buildings improvement	5,350	6,221
Software	22,312	27,293

	55,318	66,331
Prepayment and construction in progress	186	493

	98,488	105,496

In April 2006, the Company
leased
a property located in Taipei, Taiwan to a third party. The lessee has been renewing annually and last renewed in March 2021. Net carrying value of the properties as of December 31, 2019 and 2020 was US$673 thousand and US$654 thousand, respectively. Annual rental income from the lease is US$45 thousand.
In September 2018, the Company paid US$58,931 thousand to acquire land in Hsinchu, Taiwan for the purpose of constructing its future Taiwan headquarters building.
10. GOODWILL AND ACQUIRED INTANGIBLE ASSETS
Intangible assets:
The intangible assets acquired from the Company’s acquisition of Shannon Systems in 2015 and Bigtera in 2017 are as follows:

	December 31
	2019
	US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Acquisition-related intangible assets	13,117	(3,699)	(9,418)	—
The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2018 and 2019, the Company determined that the carrying amounts for intangible assets of its Bigtera and Shannon reporting units exceeded its fair value, which was close to nil, and recorded impairment charges of US$3,444 thousand and US$255 thousand due to lower than projected business outlook. The impairment was measured based on the
discounted cash flow method, which uses assumptions that are considered Level 3 within the fair value hierarchy due to the significant use of unobservable company specific information. Amortization expense of acquisition-related intangible assets for the years ended December 31, 2018, 2019 and 2020 were US$2,964 thousand, US$766 thousand and nil, respectively.
Goodwill:
Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired.
Goodwill
that resulted from the Company’s acquisition of  Shannon Systems in 2015 and Bigtera in 2017 were
US$33,204 thousand and US$625 thousand, respectively. Goodwill is tested for impairment annually on November 30. Total goodwill was US$17,489 thousand as of December 31, 2019

and nil as of December 31, 2020

after recognizing
an impairment charge for the
Shannon
 reporting unit
.
The Company applied a
one-step
quantitative test and recorded the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value. Fair value determinations are sensitive to changes in the underlying assumptions and factors including those relating to estimating future operating cash flows to be generated from the reporting unit which are dependent upon historical data and internal forecasts and projections developed by management. Assumptions used to determine fair value used are classified as Level 3 within the fair value hierarchy due to the significant use of unobservable company-specific information. As a result of the goodwill impairment tests conducted as of June 30, 2019, November 30, 2019 and November 30, 2020, the Company determined that the carrying amounts for Shannon reporting unit exceeded the fair value and recorded goodwill impairment charges of US$15,715 thousand and US$17,489 thousand in the third quarter of 2019 and in the fourth quarter of 2020, respectively. The company used the
discounted cash flow method to determine the fair value of the Bigtera unit and the Shannon unit.

	December 31
	2019					2020
	US$					US$
	Cost	Disposal of FCI	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount	Cost	Disposal of FCI	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	100,129	(25,117)	(57,485)	(38)	17,489	100,129	(25,117)	(74,974)	(38)	—
11. SHORT-TERM BANK LOANS
The Company obtained US dollar

bank
revolver credit facilities and drew down US$25,000 thousand and $50,000 thousand in 2017 and 2020, respectively. The loan was repaid in 2018 and 2020. Interest rates ranged from 0.78% to 2.95% per annum on outstanding monthly balance.
The interest expenses for the years ended December 31, 2018, 2019 and 2020 were US$355 thousand, nil and US$11 thousand, respectively.
12. REFUND LIABILITIES

	December 31
	2019	2020
	US$	US$
Refund liabilities	2,260	2,105

Estimated sales returns and other allowances are made and adjusted based on historical experience and the consideration of varying contractual terms.

The changes in the refund liabilities are summarized as follows:

	Year Ended December 31
	2019	2020
	US$	US$
Refund liabilities
Balance, beginning of year	2,093	2,260
Additions	5,076	10,576
Actual sales return and discount	(4,909)	(10,731)

Balance, end of year	2,260	2,105

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2019	2020
	US$	US$
Wages and bonus	26,643	35,027
Dividends	36,919	36,764
Research and development payable	5,693	6,722
License fees and royalties	9,371	9,034
Professional fees	1,772	1,869
Equipment	557	2,145
Lease liabilities – current portion	3,046	3,058
Others	12,075	10,599

	96,076	105,218

14. PENSION PLAN
SMI Taiwan, the Company’s largest operating company is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “Act”), which became effective on July 1, 2005, and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 could choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 were maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$1,682 thousand, US$1,783 thousand and US$2,109 thousand for the years ended December 31, 2018, 2019 and 2020, respectively.
The Company provides a defined benefit plan to the employees of SMI Taiwan under the Labor Standards Law that offers benefits based on an employee’s length of service and average monthly salary for the six-month
period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2019 and 2020, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of employees’ annual salary. The Company estimates its contribution for the year ending December 31, 2021 to be US$61 thousand which was determined based on 2% of estimated salaries in 2021.
Starting in 2010, the Company provides a defined benefit pension plan to the Korean employees of FCI with at least one year of service. FCI’s overall investment strategy is to avoid a negative return on plan assets. On May 31, 2019, the Company divested FCI.
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rate, expected return on plan assets, compensation increase, employee mortality and turnover rates. The Company reviewed its actuarial assumptions at the measurement date on December 31 every year. The effect of modifications to assumptions is recorded in accumulated other comprehensive loss and amortized to net periodic cost over future periods using the corridor method. The Company believes that assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. Independent actuaries perform the required calculations to determine expense in accordance with U.S. GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized into earnings over future periods. The net periodic costs are recognized as employees render services necessary to earn the benefits
.
The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2018	2019	2020
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	5,131	5,838	1,754
Service cost	568	275	5
Interest cost	126	91	5
Actuarial loss (gain)	146	72	(8)
Benefits paid	(133)	(450)	(40)
Disposal of subsidiary	—	(4,072)	—

Projected benefit obligation at end of year	5,838	1,754	1,716

Change in plan assets
Fair value of plan assets at beginning of year	5,114	5,410	1,487
Actual return on plan assets	63	98	49
Employer contributions	331	85	49
Benefits paid	(98)	(448)	(34)
Disposal of subsidiary	—	(3,658)	—

Fair value of plan assets at end of year	5,410	1,487	1,551

Funded status recognized as an other liabilities	(428)	(267)	(165)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Net loss	678	693	754

Total recognized in accumulated other comprehensive income	678	693	754

The accumulated benefit obligation for all defined benefit pension plans was US$3,864 thousand, US$939 thousand and US$1,008 thousand at December 31, 2018, 2019 and 2020, respectively.
The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Service cost	568	275	5
Interest cost	126	91	5
Projected return on plan assets	(78)	(77)	(29)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	41	48	37

Net periodic benefit cost	657	337	18

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2018	2019	2020
	US$	US$	US$
Recognize the decrease in net gain (loss)	—	15	61

Total recognized in other comprehensive loss (income)	—	15	61

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$33 thousand.
Expected benefit payments:

US$
2021	7
2022	21
2023	16
2024	82
2025	50
2026 and thereafter	308

The actuarial assumptions to determine the benefit obligations were as follows:

	2018		2019	2020
	Taiwan	Korea	Taiwan	Taiwan
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.38%	3.60%	1.00%	0.50%
Rate of compensation increase	4.25%	3.00%	4.00%	4.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.38%	3.60%	1.00%	0.50%
Expected long-term return on plan assets	1.75%	1.40%	2.00%	2.00%
Rate of compensation increase	4.25%	3.00%	4.00%	4.00%
15. INCOME TAXES
The components of income tax expense are as follows:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Current	13,455	6,558	6,479
Deferred	(1,664)	1,118	(667)

Income tax expense	11,791	7,676	5,812

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Domestic	(23,750)	(3,911)	(17,067)
Foreign	133,611	75,985	102,625

	109,861	72,074	85,558

Since the Company is based in the Cayman Islands, a British overseas territory with no corporate income tax, tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense is shown below:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Tax expense at statutory rate of Cayman	—	—	—
Differences between Cayman and foreign statutory tax rates	12,509	846	5,286
Permanent differences	(703)	4,109	1,441
Temporary differences	(159)	638	(129)
Alternative minimum tax	9	1	1
Income tax on undistributed earnings	408	575	1,196
Net changes in income tax credit	116	3,917	20
Net changes in valuation allowance of deferred income tax assets	1,243	(1,820)	2,439
Net operating loss carryforwards	(1,431)	(294)	(1,180)
Liabilities related to unrealized tax benefits	(302)	(171)	(3,066)
Adjustment of prior years’ taxes and others	101	(125)	(196)

Income tax expense	11,791	7,676	5,812

Deferred income tax assets (liabilities) are as follows:

	December 31
	2019	2020
	US$	US$
Notes and accounts receivable	3	—
Stock-based compensation	1,104	1,339
Allowance for sales return	541	324
Inventory reserve	1,733	1,925
Foreign currency translation	(20)	47
Property and equipment	(359)	(483)
Investment tax credits	4,532	4,512
Net operating loss carryforwards	14,028	16,754
Others	494	1,013
Valuation allowance	(18,108)	(20,816)

	3,948	4,615

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance decreased by US$1,933 thousand for the year ended December 31, 2019 and increased by US$2,708 thousand for the year ended December 31, 2020, respectively. The decrease in valuation allowance in 2019 was primarily due to the FCI disposal. The increase in valuation allowance in 2020 was primarily due to the uncertainty in generating sufficient taxable income in the future and utilization of operating loss carryforwards before they expire.
As of December 31, 2020, the Company’s U.S. federal net operating loss carryforwards for federal income tax purposes were approximately US$36,823 thousand as of December 31, 2020, expiring at various times starting from 2021 through 2037 for Federal losses generated through December 31, 2017, if not utilized. As a result of the U.S. Tax Cuts and Jobs Act (TCJA), all Federal net operating losses of US$12,244 that are generated beginning January 1, 2018 and beyond will carryforward indefinitely.

As of December 31, 2020, the Company’s U.S. federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,659 thousand and US$1,853 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2040 while the state tax credit carryforward has no expiration date in California.
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
As of December 31, 2020, the Company had accumulated undistributed earnings from a foreign subsidiary of US$370 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Unrecognized Tax Benefit
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$

Balance, beginning of year	15,056	18,707	20,655
Increases in tax positions taken in current year	5,937	6,890	5,029
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(2,286)	(4,942)	(6,683)

Balance, end of year	18,707	20,655	19,001

At December 31, 2020, the Company had US$19,001 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2018, 2019 and 2020, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$776 thousand, US$319 thousand and US$430 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2019 and 2020 was US$4,511 thousand and US$5,179 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.
The Company files income tax returns in the U.S. and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2020:

Tax Jurisdiction	Tax Years
China	2017 and onward
Hong Kong	2017 and onward
Taiwan	2015 and onward
United States	2015 onward

16. SHAREHOLDERS’ EQUITY
Dividends
The Company declared cash dividends per ordinary share during the periods presented as follows:

	2018		2019		2020
	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)
First quarter	$0.075	$10,832	$0.075	$10,956	$0.0875	$12,301
Second quarter	$0.075	10,835	$0.075	10,957	$0.0875	12,301
Third quarter	$0.075	10,843	$0.075	10,029	$0.0875	12,303
Fourth quarter	$0.075	10,849	$0.0875	12,171	$0.0875	12,089

		$43,359		$44,113		$48,994

On
November 2, 2015, the board of directors,
began
declaring
,
 declared an annual dividend payable in four quarterly installments. The board of directors declared annual dividends of US$1.20, US$1.40 and US$1.40, equivalent to US$0.30, US$0.35 and US$0.35 per common share, payable in four quarterly installments on October 29, 2018, October 25, 2019 and October 26, 2020, respectively. Future dividends, if any, will be declared by and subject to the discretion of the Company’s board of directors.
Share Repurchase
On November 21, 2018, the board of directors of the Company
authorized a plan

to repurchase up to US$200 million of the Company’s ADSs over a 24 month period. On October 26, 2020, the Board of Directors of the Company to November 21, 2021. The
repurchase plan does
not obligate the Company to acquire any particular amount of ADS and may be modified or suspended at any time at the Company’s discretion.
For the years ended December 31, 2018, 2019 and 2020, the Company repurchased 1,006 thousand, 762 thousand and 626 thousand ADSs for a total cost of US$34,755 thousand, US$25,103 thousand and US$25,044 thousand, respectively. The weighted average purchase price per ADS repurchased was US$34.54, US$32.82 and US$39.93 in 2018, 2019 and 2020, respectively.
17. EQUITY INCENTIVE PLAN
2015 Equity Incentive Plan
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

Restricted Stock Units Activity
The following is a summary of, the 2015 Plan, which includes restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2018	17,387
Restricted stock units granted	(1,622)
Restricted stock units forfeited	22

Available for grant at December 31, 2018	15,787
Restricted stock units granted	(1,584)
Restricted stock units forfeited	57

Available for grant at December 31, 2019	14,260
Restricted stock units granted	(1,692)
Restricted stock units forfeited	57

Available for grant at December 31, 2020	12,625

The related tax effect for stock-based compensation benefit (expense) were US$177 thousand, US$(49) thousand and US$11 thousand for 2018, 2019 and 2020, respectively. The related tax effect for stock-based compensation expense for restricted stock units exercised during 2018, 2019 and 2020 was US$2,211 thousand, US$3,446 thousand and US$2,188 thousand, respectively. The related tax effect was determined using the applicable tax rates
.
Restricted Stock Units
A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2018	1,538	10.36	0.33
Restricted stock units granted	1,622	13.86
Restricted stock units vested	(1,517)	9.79
Restricted stock units forfeited	(22)	11.75

Non-vested at December 31, 2018	1,621	13.85	0.38
Restricted stock units granted	1,584	8.01
Restricted stock units vested	(1,505)	14.12
Restricted stock units forfeited	(57)	9.59

Non-vested at December 31, 2019	1,643	8.08	0.29
Restricted stock units granted	1,692	9.40
Restricted stock units vested	(1,564)	8.02
Restricted stock units forfeited	(57)	9.31

Non-vested at December 31, 2020	1,714	9.37	0.31

As of December 31, 2020, there was US$3,116 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan.

Stock-based Compensation Expense
The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Cost of sales	390	305	253
Research and development	13,278	9,927	10,132
Sales and marketing	3,407	1,789	1,759
General and administrative	3,704	2,570	2,445

	20,779	14,591	14,589

18. LEASE
Operating Leases
The Company entered into various operating lease agreements which consist of real property and office equipment with lease periods expiring between fiscal years 2021 and 2027. The Company recognized leased assets in operating lease assets of US$8,603 and US$6,704 thousand and corresponding accrued expenses and other current liabilities of US$3,046 and US$3,058 thousand, and other long-term liabilities of US$5,621 and US$3,881 thousand. The weight average remaining lease term was 3.5 years and 2.87 years, and the weight average discount rate was 3.78% and 3.56% as of December 31, 2019 and 2020, respectively.
Future minimum lease payments under the operating leases as of December 31, 2020, were as follows:

Operating Lease Obligations
Fiscal Year:
2021	$3,253
2022	1,875
2023	1,372
2024	783
2025	24
2026 and thereafter	32

Total	7,339
Less imputed interest	400

Present value of net future minimum lease payments	6,939
Less operating lease liabilities-current	3,058

Long-term operating lease liabilities	$3,881

Operating lease expense for the years ended December 31, 2018, 2019 and 2020 were
US$3,933 thousand, US$4,775 thousand, and US$4,261 thousand, respectively. For the supplemental cash flow information related to leases, the cash paid for amounts included in the measurement of operating lease liabilities were US$3,233 thousand and US$3,226 thousand for the year ended December 31, 2019 and 2020, respectively.

19. COMMITMENTS AND CONTINGENCIES
Litigation
From time to time, the Company is subject to threats of litigation or actual litigation in the ordinary course of business, some of which may be material. The Company believes that there are no currently pending litigation matters that, if determined adversely by the Company, would have a material effect on the Company’s business.
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
The Company groups its products into three categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Mobile Storage	494,012	441,700	532,682
Mobile Communications	30,163	10,356	—
Others	6,173	5,197	6,839

	530,348	457,253	539,521

Revenue is attributed to a geographic area based on the
bill-to
location. The following summarizes the Company’s revenue by geographic area:

	Year Ended December 31
	2018 (1)	2019	2020
	US$	US$	US$
Taiwan	70,984	77,117	95,023
United States	53,476	63,432	42,099
Korea	135,845	52,885	24,261
China	142,948	123,261	154,789
Malaysia	49,444	50,663	46,319
Singapore	35,387	45,032	97,813
Others	42,264	44,863	79,217

	530,348	457,253	539,521

(1)	In 2019 and 2020, revenue billed to Japan was reclassified to others.
Major customers representing at least 10% of net sales

	Year Ended December 31
	2018		2019		2020
	US$	%	US$	%	US$	%
Intel	67,791	13	75,608	16	*	*
Micron	*	*	67,682	15	127,708	24
SK Hynix	111,265	21	*	*	*	*

*	Less than 10%

Long-lived assets (property and equipment, net) by geographic area were as follows:

	Year Ended December 31
	2018	2019	2020
	US$	US$	US$
Taiwan	96,920	94,996	102,420
United States	348	315	254
Korea	1,645	23	11
China	2,447	3,117	2,770
Japan	50	37	41

	101,410	98,488	105,496

21. FAIR VALUE MEASUREMENT
The following section describes the valuation methodologies the Company uses to measure assets and liabilities at fair value.
The Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to Level 1 investments such as bond funds. The fair value of principal protected notes was determined by its present value utilizing rate of return as the market observable input as there are no quoted prices in active markets for identical securities and are classified as Level 2 instruments.
For the years ended December 31, 2019, none of the Company’s assets were Level 2 instruments assets valued based significant unobservable inputs.
The following table presents our assets measured at fair value on a recurring basis as of December 31, 2019:
December 31, 2019

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets
Short-term investments — trading securities	—	2,010	—	2,010
22. SUBSEQUENT EVENTS
On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei and paid a NT$30,000 thousand (approximately US$1,051 thousand) bid bond. The Company is expected to execute a property development agreement in May 2021, at which time it will pay a third of a NT$30,000 thousand (approximately US$1,051 thousand) administrative fee, with balance to be paid at later dates, and deliver a NT$150,000 thousand (approximately US$5,257 thousand) performance bond secured by a certificate of deposit. Based on the terms of the property development agreement, the Company is required to complete construction within three years. Property development costs will be defined and agreed in a subsequent agreement.