Form 20-F
period 2021-12-31
Silicon Motion Technology CORP
filed 2022-04-25
CIK 1329394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Flat C, 19/F, Wing Cheong Commercial Building
Nos 19-25 Jervois Street, Hong Kong Island
Hong Kong
Tel: +852 2307 4768
(Address of principal executive offices)

Riyadh Lai, Chief Financial Officer
Tel: +
1 408 519 7200
/ Fax: +1 408 519 7101
690 N. McCarthy Blvd. Suite 200
,
Milpitas
,
CA
95035, USA
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.01 per share * American Depositary Shares, each representing four ordinary shares	SIMO	Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American Depositary Shares, or ADSs, each representing four ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities registered or to be registered pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 139,763,928 ordinary shares as of December 31, 2021, US$0.01 par value per share.
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
of the Exchange Act):    Yes  ☐    No  ☒

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT
Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” is to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” is to the Republic of Korea, or South Korea;

•	“Nasdaq” is to the Nasdaq Global Select Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with a par value US$0.01 per share;

•	“U.S. GAAP” is to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation and its subsidiaries.
Silicon Motion, the Silicon Motion logo, NANDSustain, NANDXtend, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD, Ferri-eMMC,
Ferri-UFS,
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

PART I

I TEM 1.	I DENTITY OF D IRECTORS , S ENIOR M ANAGEMENT AND A DVISERS
Not applicable.

I TEM 2.	O FFER S TATISTICS AND E XPECTED T IMETABLE
Not applicable.

I TEM 3.	K EY I NFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable

C.	Reasons for the Offer and Use of Proceeds
Not applicable

D.	Risk Factors
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
20-F,
including in the Financial Statements.
Below is a summary of the principal risks we face, followed by a more detailed description of the risk factors being set forth in summary fashion.

•	Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the price of our ADSs.

•	The COVID-19 pandemic continues to impact our business and could materially adversely affect our financial condition and results of operations.

•	We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations.

•	Inflation and inflationary pressures could have an adverse effect on our business, financial condition, results of operations and cash flows.

•	We are subject to order and shipment uncertainties and our results of operations could be materially adversely affected if we are unable to accurately forecast customer demand.

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

•
Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in average selling prices of products over time, increased raw material costs and shifts in our product mix.

•	Our solid state drive, or SSD, solutions product performance could continue to adversely affect our results of operations.

•	The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

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

•	Our intellectual property indemnification practices may adversely impact our business.

•	We are exposed to potential impairment on investments.

•	Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

•	We are subject to cybersecurity risk.

•	Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense.

•	Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

•	There can be no assurance that we will continue to declare cash dividends, if at all, or in any particular amounts.

•	If we are characterized as a passive foreign investment company, U.S. holders of our ADSs may experience adverse tax consequences.

•
Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations, such as Russia’s invasion of Ukraine.

•	We operate primarily in regions that are susceptible to natural disasters.

•	We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.

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

•	We are subject to risks associated with the development and construction of our office buildings.
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
Our operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control, including, but not limited to:

•	the unpredictable consequences of public health emergencies such as COVID-19, further discussed in the following Risk Factor, and natural or man-made disasters;

•	business conditions, including downturns in market segments, such as the computing and mobile markets, in which we operate, or in global and regional economies;

•	the availability and pricing of third-party semiconductor foundry, assembly, packaging and testing services, including their yield, and related raw materials;

•	significant reduction, changes in timing or cancellation of customer orders;

•	regional and global inflationary pressures;

•	changes in our customers’ sales outlook, purchasing patterns and inventory adjustments;

•	the loss of a design-win or key customer;

•	competitive and pricing pressures, including new product introductions and other actions taken by competitors;

•	availability and cost of NAND flash used in our and our customer’s products;

•	changes in our product mix, especially relating to the sales of our NAND flash controllers and SSD solutions, and their effect on our gross margin;

•	inventory impairment uncertainties relating to the effects of volatile NAND flash price and excess inventory;

•	our ability to develop, market and transition to volume production new or enhanced products and in a cost-effective and timely manner;

•	changes in the timing and number of tape-outs and other significant R&D expenses;

•	competitive pressure to attract, retain and motivate a highly skilled workforce, including R&D personnel;

•	intellectual property disputes; and

•	changes in our effective tax rate.
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
Our business has been, and will continue to be, adversely impacted by the effects of the ongoing
COVID-19
pandemic. The degree to which
COVID-19,
and variants of
COVID-19,
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
While some governments have recently eased some of the restrictions put in place, the emergence of variants to
COVID-19
such as the delta, omicron and BA.2 variants could cause further restrictions to be put in place.

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
Inflation and inflationary pressures could have an adverse effect on our business, financial condition, results of operations and cash flows.
Similar to other companies with wide operations, we are exposed to risks from fluctuations in inflation. In particular, increasing or high inflation rates could adversely affect our business by increasing the cost of raw materials, energy, labor and transportation of goods. Current or future efforts by governments where we operate to stimulate the economy may increase the risk of significant inflation. In the event of an increase in rates of inflation, we may seek to increase the sales prices of our solutions in order to maintain satisfactory profits. Such increases in prices may not be accepted by our customers and may not be sufficient to compensate us for the negative impact of inflation. Inflation might also reduce disposable income on a macro basis, eroding savings values, which could affect the demand for products that contain our solutions. If we are not able to offset the effects of increased inflation, it could have a negative effect on our business, financial condition, results of operations and cash flows.
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
Substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and often without penalty to them, which limits our ability to accurately forecast sales and maintain adequate inventory levels, manufacturing capacity and operating infrastructure requirements. Our customers, most of whom are NAND flash makers and module makers, face difficulties in predicting demand for their storage devices using our products, which could result in the procurement forecast provided to us changing at short notice. The majority of our customers are building storage devices such as SSDs used in PCs and other client devices and eMMC and UFS mobile embedded storage used primarily in smartphones and other smart devices and are dependent on OEMs of these devices accurately anticipating end-consumer
demand, which has historically been difficult and subject to unpredictable deviations from past sales patterns. Also, since a significant portion of our quarterly sales, especially from module maker customers targeting channel markets, are from orders received and fulfilled in that quarter, our visibility as to expected orders from these customers in subsequent periods and for any extended period of time is limited. The multiple layers of forecasts from other customers and from their customers may introduce other errors into our estimates of anticipated sales.
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
Industry-wide fluctuations in the PC and smartphone markets could have a materially adverse effect on our operating results. A large portion of our controller sales are for the PC and smartphone markets, both of which have in recent years experienced flat-to-declining
sales trends because of market saturation and longer replacement cycles. There is no assurance that strong demand for notebook PCs in 2020 and 2021 as a result of work- and learn-from-home dynamics will continue as the
COVID-19
pandemic progresses and weaker demand for smartphones as a result of the pandemic will be offset by increasing demand in subsequent periods as the pandemic begins to abate.
We have benefitted and should continue to benefit from technological changes in PCs and other client devices and in smartphones and tablets, such as the replacement of HDDs with SSDs in PCs and other client devices and the replacement of eMMC with UFS mobile embedded storage in smartphones and tablets. When a significant majority of PCs and client devices have adopted SSDs and smartphones and tablets have adopted UFS, we expect growth in demand for controllers for client SSDs and UFS will decelerate and stop. Smartphones and tablets have in recent years cannibalized the sale of PCs and it is possible smartphones and tablets could be replaced by other types of mobile computing and communications devices, and these changes could also lead to unfavorable demand for our products.
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
Our growth strategy includes the acquisition of, and investment in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. Our past acquisitions include Shannon Systems in 2015 and Bigtera in 2017. Our investments include Deep Vision in 2018, 2020 and 2021 and BIWIN Storage Technology Corp. (referred to herein as “BIWIN”) in 2021. We may not be able to identify suitable acquisition or investment opportunities, or to consummate any such transactions. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate and we may not realize the expected financial or strategic benefits of any such transaction.
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
From time to time, we may also seek to divest or wind down portions of our business, either acquired or otherwise, or we may exit investments, each of which could materially affect our cash flows and results of operations. On May 31, 2019, we completed the sale of our FCI RF IC product line to Dialog Semiconductor. Any future disposition we may make could involve risks and uncertainties, including our ability to sell such business on terms acceptable to us, or at all as well as the additional legal expenses involved. In addition, any such disposition could result in disruptions to other parts of our business, potential loss of employees or customers, or exposure to unanticipated liabilities or ongoing obligations to us following any such disposition. For example, in connection with such disposition, we may enter into transition services agreements or agree to provide certain indemnities to the purchaser, which may result in additional expenses and may adversely affect our financial condition and results of operations.
We depend on a few large customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.
We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 54%, 56% and 65% of our net revenue in 2019, 2020 and 2021, respectively. Sales to our significant customers represented 31%, 24% and 36% of our net revenue in 2019, 2020 and 2021, respectively. In 2021 and 2019, the significant customers were Intel and Micron and in 2020, was Micron. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.
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
Our gross margin is highly dependent on product mix, especially the mix of higher gross margin controller sales and lower gross margin SSD solutions sales. A shift in sales mix away from our higher margin products could adversely affect our gross profitability as a percentage of sales and could also adversely affect our operating profitability. The primary elements of our controller cost of sales are IC fabrication at our foundries, assembly and testing, and in contrast, the primary cost of sales of our SSD solutions, which are primarily our Shannon data center SSDs and Ferri industrial SSDs, is NAND flash components. Our SSD solutions gross margin is lower than our controller gross margin because these products are generally less differentiated and we have limited ability to mark-up
the cost of NAND flash components that we procure.
The controllers we develop and sell are used for high volume applications and their average selling prices have historically decreased over time, and we believe that it is possible they may also fall in the future. We may experience period-to-period
fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by our competitors, competitive pricing pressures and other factors. Also, we often provide large customers with volume-related, price-discount incentives relating to their orders of specific products; if customer procurements that benefit from these incentives scale significantly, they could lead to downward pressure on our gross margins. The mobile and computing devices markets are extremely competitive, which may result in rapidly declining average selling prices of electronic devices and components, such as those made by us, and create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.
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
Our Solid State Drive, or SSD, solutions product performance could continue to adversely affect our results of operations.
We are primarily a fabless semiconductor company focused on NAND flash controllers and the sales of these controllers account for a significant majority of our overall sales. In addition, we also sell SSD solutions, mostly Ferri industrial SSDs and Shannon enterprise SSDs, but also Bigtera software-defined storage solutions and appliances. We introduced our Ferri products in 2011, acquired Shannon in 2015 for US$45.6 million, acquired Bigtera in 2017 for US$4.7 million and are developing our FlashGo all-flash
array storage solution. Both our Shannon and Bigtera acquisitions have not met financial expectations to date, have been dilutive to our gross margins, operating margins and earnings per ADS, and had led to US$16.0 million and US$17.5 million write-down of Shannon goodwill and intangible assets in 2019 and 2020, US$4.1 million write-down of Bigtera goodwill and intangible assets in 2018; we cannot provide assurance that in the future, we will be able to sell our Shannon and Bigtera products profitably or if we will incur further write downs of inventories. If we are able to expand the sales of our SSD solutions, we cannot provide assurance that expanded sales of these products will not negatively affect our gross margin and operating margin, which could negatively affect the market price of our ADSs. Furthermore, even if we are able to sell our SSD solutions to customers profitably, our return on invested capital for SSD solutions will likely be materially lower than our corporate average primarily because of lower product profitability and higher investments, mainly for working capital necessary for financing NAND and other inventory, and this could negatively affect our overall financial return and the market price of our ADSs.
Our SSD solutions are modules, software and appliances, which are different from our primary controller products, which are integrated circuits and have different financial characteristics. Our SSD solutions gross margin is materially lower than our controller gross margin because these products are generally less differentiated and, in the case of our Ferri and Shannon SSDs, where NAND flash components are the majority of their cost of sales, we have limited ability to mark-up
the cost of NAND flash components that we procure. We are also subject to NAND price volatility with our Ferri and Shannon SSDs; because of rapidly falling NAND prices, we wrote-down US$8.4 million of NAND components and SSDs in inventory in 2019, US$5.5 million in 2020 and US$4.3 million in 2021. With our Bigtera products, we have had issues with sales returns, with US$2.5 million in 2019. We cannot assure you that in the future our results of operations will not be negatively affected by further NAND component and SSD inventory write-downs and Bigtera sales returns.
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
We do not own or operate semiconductor fabrication facilities. Instead, we rely on third parties to manufacture our semiconductors. Two outside foundries, primarily Taiwan Semiconductor Manufacturing Company (“TSMC”) and secondarily Semiconductor Manufacturing International Corporation (“SMIC”)

fabricate our semiconductors. As a result, we face several significant risks, including wafer cost, availability of wafers and other raw materials, manufacturing capacity, quality assurance, manufacturing yields and production costs, control over delivery schedules and product quality, control of our intellectual property, labor availability or strikes and actions taken by third party contractors that breach our agreements.
The ability of each foundry to provide us with semiconductors is limited by its available capacity and access to wafers, and the ability of each subcontractor to assemble and test our products is limited by available capacity and substrates and other raw materials. We do not have long-term agreements with any of these foundries and subcontractors and we place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries and subcontractors can allocate capacity to the fabrication, assembly and testing of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry and subcontractor customers that are larger and better financed than we are, or have long-term agreements with these foundries and subcontractors, may induce these foundries and subcontractors to reallocate capacity to them which could impair our ability to secure manufacturing, assembly and testing capacity that we need for our products. Other factors that could materially adversely affect our business and results of operation include, but are not limited to, our foundries and subcontractors being unable to secure the necessary raw materials from their suppliers, experience power outages, lack sufficient capacity to manufacture our products or suffer other disruption or reduction in efficiency. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.
Currently, the global supply of semiconductor industry fabrication capacity is not sufficient to meet the demand for semiconductor products. Our primary foundry TSMC expects its capacity to remain tight in 2022. SMIC is also experiencing a shortage of capacity. We do not expect to have sufficient foundry capacity to meet all of our customers’ demand for our products in 2022 and there is no assurance we will have sufficient foundry capacity in 2023. This shortage of foundry capacity, as well as other disruptions to our supply chain, will limit our ability to grow our business and could damage our customer relationships.
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
transactions.
As of March 31, 2022, we have 2,144 patents and 1,253 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.
Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.
Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we were in litigation with parties that claimed that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or that may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer(s) to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Item 8. Legal Proceedings” below.
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
We face competition from a number of competitors, including Marvell and Phison, our flash memory customers and smaller merchant suppliers in China. We expect to face competition in the future from our current and potential competitors. In addition, some of our flash memory customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.
Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. For our SSD solutions, if we are unable to procure sufficient supplies of NAND flash components and at terms that enable our products to be competitive in terms of price or develop technologically competitive products, our customers may seek to purchase SSD solutions from other suppliers.
Our products must meet exacting specifications and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk and risks of indemnification against defects in our products.
Our products are complex and may contain undetected hardware or software defects or failures, especially when first introduced or when new versions are released. These errors could cause us to incur significant re-engineering
costs, divert the attention of our engineering personnel from other important product development efforts and materially affect our customer relations and business reputation. If we deliver products with errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify some of our customers in some circumstances against liability from defects in our products. Asuccessful warranty or product liability claim could require us to make significant payments.
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
We have made investments in private companies and have approximately US$8.5 million of investments as of December 31, 2021. If the companies that we invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses that we have invested decline significantly, we could incur impairment charges that could have a material impact on our results of operations.

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
Our management and independent registered public accounting firm have concluded that our internal controls over financial reporting as of December 31, 2021 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our consolidated financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.
We are subject to cybersecurity risk.
We experience cyberattacks of varying degrees on our technology infrastructure and systems and, as a result, unauthorized parties have obtained in the past, and may in the future obtain, access to our computer systems and networks. The technology infrastructure and systems of our suppliers, vendors and partners may also experience such attacks. Cyberattacks are external and internal threats that include, but are not limited to, malware, phishing, advanced persistent threats, denial of service attacks, malicious software downloads, insider security breaches, and hardware and software vulnerabilities. We believe cyberattack attempts are increasing not only in number also in scope and that perpetrators of cyberattacks continue to develop increasingly sophisticated systems and means to not only attack systems and damage data, but also evade detection or obscure their activities.
We have controls and policies in place, will continue to review and enhance our capabilities and upgrade our protective solutions to guard against known and emerging threats, detect malicious or unauthorized activities, and have recovery systems to minimize business disruptions. If efforts to breach our infrastructure and systems are successful or we are unable to protect against these risks, we could suffer interruptions, delays, or cessation of operations of our systems, and loss or misuse of proprietary or confidential information, intellectual property, or sensitive or personal information. Breaches of our infrastructure and systems could also cause our customers and other affected third parties to suffer loss or misuse of proprietary or confidential information, intellectual property, or sensitive or personal information, and could harm our relationships with customers and other third parties. As a result, we could experience additional costs, indemnification claims, litigation, and damage to our brand and reputation. All of these consequences could harm our reputation and our business and materially and adversely affect our operating results and financial condition.
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
Our business is subject to various other international laws and other legal requirements, including packaging, product content, labor and international trade regulations, such as the U.S. Export Administration Regulations and sanctions against Huawei and other companies, and applicable executive orders. These laws, regulations and orders are complex, change frequently and with limited notice, have generally become more stringent over time and have intensified as U.S.-China geopolitical tensions worsen. Although we have policies, controls, and procedures designed to help ensure compliance with applicable laws, there can be no assurance that our employees, contractors, suppliers, or agents will not violate such laws or our policies. Any such violations of trade laws, restrictions, or regulations can result in fines; criminal sanctions against us or our officers, directors, or employees; prohibitions on the conduct of our business; and damage to our reputation. We may be required to incur significant expense to comply with, or to remedy violations of, these regulations and laws. In addition, if our customers fail to comply with these regulations and laws, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations. The technology industry is subject to intense media, political, and regulatory scrutiny, which can increase our exposure to government investigations, legal actions, and penalties.
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
Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including but are not limited to the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply and demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	short selling or other market manipulation activities;

•	announcements by us, our competitors, our customers, or their other suppliers of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•	economic and social effects of the COVID-19 virus and the emergence of additional variants to the COVID-19 virus or other pandemics;

•	the payment or non-payment of cash dividends at the discretion of our board of directors;

•	the announcement and implementation of share repurchase programs;

•	announcements by us or our competitors of significant acquisitions, divestitures or partnerships; and

•	actual or anticipated changes in the global economic or industry outlook.
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
If we are characterized as a passive foreign investment company, U.S. holders of our ADSs may experience adverse tax consequences.
Based on the present and projected composition of our income and valuation of our assets, we believe we are not currently classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will generally be classified as a PFIC for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. If we are characterized as a PFIC, U.S. holders of our ADSs may experience adverse tax consequences. See “ITEM 10. ADDITIONAL INFORMATION — Taxation — United States Federal Income Taxation.”
Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations, such as Russia’s invasion of Ukraine.
A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our integrated circuits are manufactured, assembled and tested by third-parties located in China and Taiwan. We generated 86%, 92% and 94% of our revenue in 2019, 2020 and 2021, respectively, from sales to customers outside the United States, and for the year ended December 31, 2021, 72% of our revenue was from sales in three jurisdictions, China, Singapore and Taiwan. Our controller research and development is conducted primarily in Taiwan and our SSD solutions research and development is conducted in both China and Taiwan. Most of our corporate functions are located in

Taiwan. These operations are directly influenced by the political and economic conditions of the country in which they are located. We do not expect the portion of our business located outside of the United States to change in the future.
Accordingly, we are subject to risks associated with international operations, including but not limited to:

•	international economic and political conditions, such as political tensions between countries in which we do business (please also refer to Risk Factors relating to China and Taiwan);

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	complying with a variety of foreign laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	cultural differences in the conduct of business;

•	inadequate local infrastructure that could result in business disruptions;

•	trade issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions, including those related to the ongoing trade disputes between China and the U.S.;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	adverse taxes rules, regulations and penalties; and

•	other factors beyond our control such as nature disasters, terrorism, civil unrest, war, including Russia’s ongoing invasion of Ukraine, and health emergencies, such as COVID-19.
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
We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.
Most of our business operations are in Taiwan, a self-governing democracy, with a unique international political status, that is claimed by China and receives security from the United States under the Taiwan Relations Act. China asserts that Taiwan is part of China, seeks the unification of Taiwan and has not ruled out the use of force to achieve this. China is also increasingly assertive in the region and claims sovereignty over much of the South China Sea south of Taiwan and has unilaterally established an Air Defense Identification Zone, or ADIZ, in the East China Sea north of Taiwan. The United States does not recognize China’s ADIZ and conducts regular freedom of navigation operations in the areas of the South China Sea claimed by China. In 2016, China dismissed the United Nation’s Permanent Court of Arbitration ruling against it in its claims to the South China Sea. Tensions between Taiwan and China and between the United States and China have increased in recent years.
A majority of our employees and a significant portion of our research and development and corporate functions are based in Taiwan. We also operate a research and development center in Shanghai, and China is one of the largest markets for our products. In addition, all of our foundries and assembly and testing subcontractors are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by any deterioration in the relationship between Taiwan and China. Although there are significant economic ties between Taiwan and China, in recent years China has taken a more aggressive posture towards Taiwan, including the suspension of cross-straits communications channels in 1996, regular intrusion by Chinese military aircraft into Taiwan airspace, the sailing of naval ships around Taiwan waters, the conduct of military exercises close to Taiwan, and exclusion of Taiwan from international organizations such as the World Health Organization.
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
Legislation is introduced from time to time to reform taxation of international business activities. The Organisation for Economic
Co-operation
and Development, or OECD, has released guidance covering various topics, including country-by-country
reporting, definitional changes to permanent establishment and guidelines in determining arm’s length transfer pricing. This guidance is collectively referred to as Base Erosion and Profit Shifting, or BEPS, an initiative that aims to standardize and modernize global tax policy. Depending on legislation ultimately enacted in connection with this guidance by jurisdictions in which we operate, there may be significant consequences for us due to our large international business activities. For example, adoption of BEPS by foreign jurisdictions in which we operate could result in changes to tax policies, including transfer-pricing policies that could ultimately impact our tax liabilities to foreign jurisdictions. If any of these proposals are enacted into law, or if other international, consensus-based tax policies and principles are amended or implemented, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations. It is likely that new legislation enacted by several governments of countries in which we operate could lead to higher operating and tax expenses for our business in the near future.
A substantial amount of our stock is held by a small number of large investors and significant sales of our ADSs in the public market by one or more of these holders could cause our stock price to fall.
As of December 31, 2021, we believe 10 of our largest holders of ADSs were active institutional investors who held approximately the equivalent of 37% of our outstanding ADSs in the aggregate, with ARGA

Investment Management, LP and Avula Rama Krishna being our largest stockholder with approximately 5.6% of our ADSs. These investors may sell their ADSs at any time for a variety of reasons and such sales could depress the market price of our ADSs. In addition, any such sales of our ADSs by these entities could also impair our ability to raise capital through the sale of additional equity securities.
We are subject to risks associated with development and construction of our office buildings.
In September 2018, we purchased 65,700 square feet of land in Hsinchu, Taiwan for a total cost of US$58.9 million and expect to spend an estimated US$77 million for the development and construction of our future Hsinchu headquarters building, which is currently targeted for completion in 2024. On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei, Taiwan and executed a property development agreement in May 2021, with property development costs to be defined and agreed in a subsequent agreement. See “Financial Information — Recent Developments” in Item 8 below. We have no experience developing and constructing office buildings and managing real property of this scale. We may encounter unanticipated occurrences or conditions during construction that may increase the expense of these projects. We may also encounter unanticipated delays in the construction of the new buildings and local government approvals for the projects may be delayed. We will also be required to comply with applicable environmental regulations in connection with such development. We are financing these construction projects from our cash balance, which could limit alternative deployments of capital. The purchase of the land and construction of the buildings will increase our fixed assets significantly and could reduce our return on invested capital. After the office buildings have been constructed, we may consider sale and leaseback arrangements if favorable terms can be obtained.

I TEM 4.	I NFORMATION ON THE C OMPANY
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
We are the world’s leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices. We also leverage our controller expertise to supply customized high-performance data center SSDs to China’s leading hyperscalers and specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand, enterprise-grade SSDs under the “Shannon Systems” brand and single-chip industrial-grade SSDs under the “Ferri SSD,” “Ferri-eMMC,” and
“Ferri-UFS”
brands.
Our principal executive offices are located at Flat C, 19/F, Wing Cheong Commercial Building, Nos
19-25
Jervois Street, Hong Kong. The address of our United States operating subsidiary, Silicon Motion, Inc., is 690 N.

McCarthy Blvd. Suite 200, Milpitas, CA 95035. The address of our Taiwan operating subsidiary, Silicon Motion, Inc., is 8/F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan. Our ADSs, each representing four of our ordinary shares, have been listed and traded on Nasdaq since June 2005.
Significant Subsidiaries of the Company
Below is a list of significant subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
Silicon Motion, Inc.	Taiwan
Silicon Motion Technology (Macao) Ltd.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong
Our Market and Products
We focus primarily on designing, developing and marketing: (i) NAND flash controllers for solid state storage devices, primarily SSDs used in PCs and other client devices and eMMC and UFS mobile embedded storage used in smartphones and IoT devices and (ii) SSD solutions, primarily enterprise-grade SSDs used in data centers and small form-factor specialized SSDs used in industrial, commercial and automotive applications. In 2019, 50% to 60% of our net sales were of SSD controllers, 20% to 25% were eMMC and UFS controllers and approximately 10% were SSD solutions. In 2020, 50% to 60% of our net sales were of SSD controllers, 25% to 30% were eMMC and UFS controllers and 10% to 15% were SSD solutions. In 2021, 55% to 60% of our net sales were of SSD controllers, 30% to 35% were eMMC and UFS controllers and 5% to 10% were SSD solutions.
NAND Flash Controllers
We offer a broad range of controllers from which customers may choose in developing different categories of solid state storage devices that are used in a wide variety of applications. We provide controllers for computing-grade SSDs used in PCs and other client devices, enterprise-grade SSDs used in data centers, eMMC and UFS mobile embedded storage used in smartphones and IoT devices and flash memory cards and flash drives used as expandable storage, and specialized SSDs used in industrial, commercial and automotive applications. For most of these applications we offer customers controllers, which are designed for a range of different price-performance trade-offs that enable the targeting of different market segments, such as value-line, mainstream and premium. Our controllers are a combination of integrated circuits and firmware and are offered as configurable platforms or turnkey solutions, which provides customers with options to customize products to achieve desired differentiation or focus on fast time-to-market. Since
SSDs and mobile embedded storage products are defined by continuously evolving industry standards such those relating to, but are not limited to, the PCIe host interface, NVMe data transfer protocol and UFS storage specification, we provide controllers for the latest versions of these industry standards and design our solutions for customers to build storage devices with competitive product performance and compatibility with host devices. Our controllers are also designed to support the majority of the latest next generations of NAND flash components manufactured by vendors such as Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital and YMTC, which enables customers to have wide choices of components for developing and building storage devices. Controllers integrate technologies that are critical to their functionality and these include advanced error correction codes (“ECC”) and digital signal processing (“DSP”) engines for ensuring data reliability and sophisticated wear-leveling algorithms for maximizing the usable life of NAND flash components. We may also incorporate other technologies in our controllers such as encryption, power-loss protection, multimedia digital rights management and active temperature monitoring.
SSD Solutions
We use our unique controller technology to develop Ferri and Shannon SSD solutions. Our FerriSSDs, Ferri-eMMCs, and
Ferri-UFS
products are highly reliable industrial-, commercial- and automotive-grade single-

chip SSDs, which are developed for a wide-range of embedded applications that require high data rate, small form factor and compliance with industry standards. We offer customers firmware customization for performance tuning as a value-added service. Our Shannon SSDs include both standard enterprise-grade PCIe NVMe SSDs used in data centers and proprietary enterprise-grade Open-Channel SSDs developed for China’s leading hyperscale data center operators. Our Bigtera software-defined storage solutions are enterprise-grade software defined storage and storage appliances targeted at China and Taiwan markets.
Our Customers
We sell our products to NAND flash makers, module makers, hyperscalers and OEMs worldwide. Most of our high performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading supplier of SSD controllers used in data centers, PCs and other client devices and a leading merchant supplier of eMMC and UFS controllers used in smartphones and IoT devices. Sales to our five largest customers represented approximately 54%, 56% and 65% of our net revenue in 2019, 2020 and 2021, respectively. Sales to our significant customers representing 31%, 24% and 36% of our net revenue in 2019, 2020 and 2021, respectively. In 2021 and 2019, the significant customers were Intel and Micron and in 2020, was Micron. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.
The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.
Sales and Marketing
We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 69% of our sales in 2019, 70% of our sales in 2020, and 67% of our sales in 2021 were attributable to our direct sales force while the remainder was attributable to distributors.
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
We also have field application engineers (“FAEs”), who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.
Research and Development
Our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost-effective solutions for both existing and new markets. Our research and development efforts are directed largely to both the development of algorithms and other technological building blocks necessary for managing NAND flash and the use of these technological building blocks to develop a wide variety of NAND flash controller solutions, which are integrated circuits with embedded firmware, that can manage most available NAND flash components and are used to create different classes of solid state storage devices, such as enterprise-grade SSDs used in enterprise applications and data centers, client SSDs used in PCs and other client devices, eMMC and UFS embedded storage for smartphones and IoT devices. We have assembled a core team of engineers who have experience in the areas of firmware, digital and mixed-signal integrated circuit design and system-level architecture. Our research and development expenses consist primarily of employee salaries and related benefits including stock-based compensation, tape-out
and related project expenses and intellectual property and software licensing costs. We expense research and development expenditures as they are incurred.
Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, and Shanghai, China. Our facilities in Hsinchu and Taipei focus primarily on our NAND flash controller products, and our facilities in Shanghai focus primarily on SSD solutions and specific product requirements of our customers in China.
Our research and development activities broaden and strengthen our portfolio of intellectual properties, including patents and trade secrets. As of March 31, 2022, we have 2,144 patents and 1,253 pending applications worldwide, and we will continue to actively pursue the filing of additional patent applications in important jurisdictions.
Our research and development expenses were approximately US$110.3 million, US$121.8 million, and US$164.3 million for the years ended December 31, 2019, 2020 and 2021, respectively.
Manufacturing
We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual integrated circuit dies are diced from wafers, assembled into finished chips and undergo several stages of testing before delivery to our customers. For certain products, we also ship bare dies to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the research and development efforts of leading manufacturers without having to commit our own substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.
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
Assembly and testing
. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. In order to minimize cost and reduce turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as SPIL, OSE, Huatian, and KYEC as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over this process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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
Competition
We face competition from a number of competitors, including Marvell and Phison, our flash memory customers and small Chinese merchant controller suppliers.
The markets for our products are intensely competitive, and are characterized by rapid technological change, evolving industry standards, frequent new product introductions and pricing pressures. Competition has intensified as a result of the increasing demand for higher levels of performance at competitive prices. We expect competition to intensify further as current competitors continue to strengthen the depth and breadth of their product offerings and additionally, our competitors in China are benefited from the government’s semiconductor localization policy. We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on a number of factors, including, but not limited to:

•	the performance, features, quality and price of our products;

•	the timing and success of new product introductions by us, our customers and our competitors;

•	emergence, rate of adoption and acceptance of new industry standards;

•	our ability to obtain adequate foundry capacity at competitive prices; and

•	the number and nature of our competitors in specific market sub-segments.
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
As of March 31, 2022, we have 2,144 patents and 1,253 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.
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
We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), “NANDSustain,” “NANDXtend,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,”
“Ferri-UFS,”
the powered by SiliconMotion logo, “InstantView,” the Shannon Systems logo, “PCIe-RAID,”
“DIRECT-IO,”
“Hyper-IO,”
“Bigtera,” the Bigtera logo, “VirtualStor,” “CloudStor,” and “StorVisor” as trademarks in the United States, Taiwan and/or other countries.
We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures.
We have entered into license agreements with third party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools and software.
Facilities
As of the date of this annual report, we occupy facilities totaling approximately 414,200 square feet, which house our management and administration, operations, research and development and sales and marketing departments. Of our facilities, approximately 182,400 square feet are owned and approximately 231,800 square feet are occupied under leases. We consider our facilities insufficient to meet our future operational requirements and in 2018, purchased 65,700 square feet of land in Hsinchu, Taiwan for the construction of a future office building and in 2021, executed a property development agreement for the construction of a future office building in Taipei, Taiwan. See “Risk Factor — We are subject to risks associated with development and construction of our office buildings.” The table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Hsinchu, Taiwan	Research & development, management & administration	222,300
Taipei, Taiwan	Research & development, sales & marketing	96,000
Shanghai, China	Research & development, sales & marketing	43,400
Shenzhen, China	Sales & marketing	20,200
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	19,000

(1)	Korea, Macau, Hong Kong, Yokohama, Japan, Beijing, Nanjing and Suzhou, China
Leases covering our current facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month
occupancy or replacing the leased facilities with equivalent facilities.
We currently own commercial property in Taipei of approximately 6,200 square feet and commercial property in Shanghai of approximately 20,000 square feet, both of which we have no plans to use for our operations. The Taipei property is leased to a third-party. Part of the Shanghai property is leased to third parties and the rest remains to be leased.
Government Regulation
See Risk Factors — “Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense.” in Item 3 above.

I TEM 4A.	U NRESOLVED S TAFF C OMMENTS
None.

I TEM 5.	O PERATING AND F INANCIAL R EVIEW AND P ROSPECTS
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
Overview
We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high- performance storage solutions widely used in data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual properties developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion controllers, more than any other company in the world. More NAND flash components, including current and up-coming
generations of 3D flash produced by Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.
We are the world’s leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices. We also leverage our controller expertise to supply customized high-performance data center SSDs to China’s leading hyperscalers and specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand, enterprise-grade SSDs under the “Shannon Systems” brand and single-chip industrial-grade SSDs under the “Ferri SSD,” “Ferri-eMMC” and
“Ferri-UFS”
brands.

Summary of Consolidated Financial Results
Summary of the year ended December 31, 2021 include the following:

•	Total revenue increased by 71% to US$922.1 million from US$539.5 million in the prior year.

•	Gross profit as a percentage of revenue increased by 1.8% points to 50.0% from 48.2% in the prior year.

•	Total operating expenses increased by 20% to US$214.9 million from US$179.7 million in the prior year.

•	Operating profit increased by 206% to US$245.9 million from US$80.5 million in the prior year.

•	Income tax expense as a percentage of income before income tax increased to 19.1% from 6.8% in the prior year.

•	Diluted earnings per ADS increased by 151% to US$5.72 from US$2.28 in the prior year.
Principal Factors Affecting Our Results of Operations
Net sales.
Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns.
Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2019	2020	2021
Currency
U.S. dollars	95%	98%	99%
Korean won	1%	—	—
Chinese yuan	4%	2%	1%
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
Because most of our semiconductor solutions are designed for the mobile and computing devices markets, we expect our business to be subject to seasonality, with higher net sales generally in the second half of each year, when customers place orders to meet increased demand during year-end
holiday seasons. However, changing market and business conditions, including foundry wafer supply shortages, as well as changing product mix in recent years could make assessment of the impact of seasonal factors on our business difficult.
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
Non-operating
income and expenses.
Our
non-operating
income and expenses include gains from the disposal of a subsidiary, gains or losses on the sales of investments, interest from deposited cash or short-term investments, gains or losses on foreign exchange rates, interest paid on loans, impairment losses on the long-term investments and other non-operating
income and expenses not categorized above. We conduct an assessment on the value of our long-term investments quarterly and make corresponding write-downs as required to the value of the long-term investments.
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
We have operations in several countries, which include Taiwan, China, Hong Kong, Macau and the United States and determine income taxes for each of the jurisdictions where we operate. In May 2019, we divested our specialty RF ICs product line with operations in South Korea.

Critical Accounting Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.
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
Our management considers the following factors in reviewing our consolidated financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.
The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this annual report.
Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. As conditions resulting from the
COVID-19
pandemic continue to evolve, we expect these judgments and estimates may be subject to change, which could materially impact future periods. We believe the following are our critical accounting estimates:
Inventory valuation.
We value inventories at the lower of cost or net realizable value for raw materials, work-in-process
and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. We assess net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses. We wrote down US$9.1 million, US$6.9 million and US$5.7 million in 2019, 2020 and 2021, respectively, for estimated obsolete or unmarketable inventory, with write-downs in 2019, 2020 and 2021 primarily related to the value of NAND components and SSDs in inventory affected by rapidly falling NAND prices.
We have not made any material changes in the accounting methodology used to evaluate obsolescence or unmarketable inventory during the last three fiscal years. However, if actual results are not consistent with our estimates and assumptions used to calculate inventory write-downs, we may be exposed to inventory write-downs that could be material. If we have experienced significant industry fluctuations, maturing product cycles and new product introductions of both semiconductor companies’ and their customers’ products and fluctuations in general economic conditions, we may be exposed to future obsolescence or unmarketable inventory.
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

If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. We have not made any material changes in the accounting methodology used in the impairment evaluations of long-lived assets or definite life intangibles during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate impairments. However, actual useful lives and cash flows could be different from those estimated by management. This could have a material effect on our operating results and financial condition. As of December 31, 2019, we wrote down the value of intangible assets by US$3.7 million, See Note 9 Goodwill and Acquired Intangible Assets in our consolidated financial statements.
Impairment of long-term investments.
We evaluate the recoverability of long-term investments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment charges are determined based on the difference between our carrying value and our proportionate ownership of the investee company’s fair value at year end. No impairment losses were recognized in 2019, 2020 and 2021.
Goodwill.
We record goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. We measure and test goodwill on an annual basis or more frequently if we believe indicators of impairment exist. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our impairment test. We adopt FASB Accounting Standard Update
2017-04,
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
Accounting for income taxes.
In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax resident in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Macau and China with statutory tax rate of 20%, 16.5%, 12% and 25%, respectively, and estimate our actual current tax exposure together with assessed temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2019, 2020 and 2021 was US$18.1 million, US$20.8 million and US$21.8 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.
We utilize a
two-step
approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2019, 2020 and 2021 was US$20.7 million, US$19.0 million and US$26.3 million, respectively. As of December 31, 2020 and 2021, US$5.2 million and US$6.4 million, respectively, of interest and penalties were accrued. Fiscal years 2016 through 2021 remain subject to examination by the US Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 14 to the consolidated financial statements for further information regarding changes in unrecognized tax benefits during 2021.
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

Results of Operations
The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
Net sales	100.0%	100.0%	100.0%
Cost of sales	51.4	51.8	50.0

Gross profit	48.6	48.2	50.0

Operating expenses:
Research and development	24.1	22.6	17.8
Sales and marketing	5.5	4.6	3.1
General and administrative	3.9	2.9	2.4
Impairment of goodwill and intangible assets	3.5	3.2	—
Amortization of intangible assets	0.2	—	—

Total operating expenses	37.2	33.3	23.3

Operating income	11.4	14.9	26.7

Non-operating income (expenses):
Gain from disposal of subsidiary	2.7	—	—
Gain from disposal of long-term investments	0.1	—	—
Gain from disposal of short-term investments	0.0	0.0	—
Interest income	1.5	0.9	0.1
Foreign exchange gain (loss), net	0.0	0.1	0.0
Interest expense	0.0	0.0	0.0
Other income (loss), net	0.0	0.0	0.0

Total non-operating income	4.3	1.0	0.1

Income before income taxes	15.7	15.9	26.8
Income tax expense	1.7	1.1	5.1

Net income	14.0%	14.8%	21.7%

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020
Net sales.

	Years Ended December 31
	2020		2021
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile Storage	532,682	99	910,569	99	377,887	71
Others	6,839	1	11,531	1	4,692	69

Net sales	539,521	100	922,100	100	382,579	71
In 2021, our net sales increased by 71% year-over-year to approximately US$922.1 million. Our Mobile Storage revenue increased by 71% year-over-year primarily because of increasing sales of SSD controllers, eMMC and UFS controllers and expandable storage controllers, partially offset by declining sales of SSD solutions. Our SSD controller sales increased in the range of 75% to 80% year-over-year to account for 55% to 60% of revenue, eMMC plus UFS controller sales increased in the range of 105% to 110% year-over-year to account for 30% to 35% of revenue and SSD solutions sales decreased in the range of 5% to 10% year-over-year to account for 5% to 10% of revenue.
Gross profit.

	Years Ended December 31
	2020		2021
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	260,156	48	460,795	50	200,639	77
Gross profit as a percentage of net sales increased to 50% in 2021 as compared to 48% in 2020 as we focused on optimizing our product mix and customer allocation and the re-pricing
of our controllers to account for foundry wafer supply shortage and higher fabrication, assembly and testing costs. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue increased from 50% in 2020 to 51% in 2021.
Research and development expenses.

	Years Ended December 31
	2020		2021
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	66,674	12	98,752	11	32,078	48
Stock-based compensation	10,132	2	12,864	1	2,732	27
Other research and development	44,978	9	52,675	6	7,697	17

Research and development	121,784	23	164,291	18	42,507	35
Our research and development expenses increased by 35% year-over-year to approximately US$164.3 million in 2021. Salary and benefits increased by 48% year-over-year to approximately US$98.8 million in 2021. Stock-based compensation increased by 27% year-over-year to approximately US$12.9 million. Other research and development expenses increased by 17% year-over-year to approximately US$52.7 million, primarily because of higher IC tape-outs and other project expenses in 2021.
Sales and marketing expenses.

	Years Ended December 31
	2020		2021
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	15,599	3	19,241	2	3,642	23
Stock-based compensation	1,759	—	2,366	—	607	35
Other sales and marketing	7,447	2	7,206	1	(241)	(15)

Sales and marketing	24,805	5	28,813	3	4,008	16
Our sales and marketing expenses increased by 16% year-over-year to approximately US$28.8 million in 2021. Salary and benefits increased by 23% year-over-year to approximately US$19.2million. Stock-based compensation increased by 35% year-over-year to approximately US$2.4 million in 2021. Other sales and marketing expenses decreased by 15% year-over-year to approximately US$7.2 million.

General and administrative expenses.

	Years Ended December 31
	2020		2021
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	9,445	2	12,245	1	2,800	30
Stock-based compensation	2,445	—	3,926	—	1,481	61
Other general and administrative	3,714	1	5,651	1	1,937	52

General and administrative	15,604	3	21,822	2	6,218	40
Our general and administrative expenses increased by 40% year-over-year to approximately US$21.8 million in 2021. Salary and benefits increased by 30% year-over-year to approximately US$12.2 million. Stock-based compensation increased by 61% year-over-year to approximately US$3.9 million in 2021. Other general and administrative expenses increased by 52% year-over-year to approximately US$5.7 million.
Stock-based compensation.
The following table presents details of total stock-based compensation that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2020		2021
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Cost of sales	253	—	389	—	136	54
Research and development	10,132	2	12,864	1	2,732	27
Sales and marketing	1,759	—	2,366	—	607	35
General and administrative	2,445	—	3,926	—	1,481	61

Total stock-based compensation	14,589	2	19,545	1	4,956	34
See Note 16 to consolidated financial statements for a discussion of activity related to share-based awards.
Impairment of goodwill and intangible assets.
We performed impairment assessments of the carrying value of goodwill and intangible assets on an annual basis or more frequently, if we believe indicators of impairment exist. During our 2020 assessment, we determined that the goodwill of our Shannon acquisition remained impaired and recognized approximately $17.5 million of impairment expenses.
Gain (loss) from disposal of subsidiary
. We realized a loss of US$293 thousand from the disposal of FCI for the year ended December 31, 2020.
Gain from disposal of short-term investments
. We realized gains of US$169 thousand from the sales of trading securities for the year ended December 31, 2020.
Interest income.
Our interest income decreased to approximately US$1.3 million for the year ended December 31, 2021 from approximately US$4.6 million for the year ended December 31, 2020.
Interest expense.
Interest expense decreased to nil for the year ended December 31, 2021 from approximately US$11 thousand for the year ended December 31, 2020.

Foreign exchange gain (loss), net.
For the year ended December 31, 2021, we realized a foreign exchange gain of US$193 thousand, compared with a gain of US$619 thousand for the year ended December 31, 2020. We do not engage in any hedging activities.
Income tax expense (benefit).
Income tax expense was approximately US$47.3 million for the year ended December 31, 2021 compared to an income tax expense of approximately US$5.8 million for the year ended December 31, 2020.
Net income (loss).
Net income was approximately US$200.0 million for the year ended December 31, 2021 compared to a net income of approximately US$79.7 million for the year ended December 31, 2020.
For the discussion covering the comparison between the years ended December 31, 2020 and 2019, please refer to “Item 5” of our annual report on
Form 20-F for
the year ended December 31, 2020 filed with the SEC.
Liquidity and Capital Resources
As of December 31, 2021, we had approximately US$360.1 million in cash and cash equivalents, an increase of US$17.1 million from December 31, 2020. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities.
We believe cash we expect to generate from operating activities will be sufficient to meet our anticipated working capital needs, capital expenditures, investment requirements, payments of dividends, repurchases of our ADSs and other commitments for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, availability of attractive acquisition and investment opportunities and construction of our Hsinchu and Taipei office buildings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	77,695	117,229	174,698
Net cash provided by (used in) investing activities	34,668	(21,545)	(28,164)
Net cash used in financing activities	(70,260)	(73,914)	(99,735)
Depreciation and amortization	13,213	13,562	17,160
Capital expenditures	(11,015)	(19,545)	(24,657)
Operating activities
Our net cash provided by operating activities was approximately US$174.7 million for the year ended December 31, 2021, compared to net cash provided by operating activities of approximately US$117.2 million and US$77.7 million during 2020 and 2019, respectively.
For the year ended December 31, 2021, cash flow provided by operations of US$174.7 million resulted primarily from our net income of US$200.0 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$17.2 million of depreciation and amortization and US$19.5 million of stock-based compensation.

•
Net working capital increased by US$60.5 million. Inventory increased by US$78.1 million, notes and accounts receivable increased by US$92.7 million, notes and accounts payable increased by US$36.2 million, income tax payable increased by US$37.3 million, and other assets net of other liabilities provided US$36.8 million of cash.

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

Investing activities
Our net cash used in investing activities was approximately US$28.2 million for the year ended December 31, 2021, compared to net cash used by investing activities of approximately US$21.5 million for the year ended December 31, 2020. In 2021, we paid US$24.7 million for the routine purchase of software, design tools and other items and invested US$3.5 million in BIWIN and Deep Vision.
Our net cash used in investing activities was approximately US$21.5 million for the year ended December 31, 2020, compared to net cash provided by investing activities of approximately US$34.7 million for the year ended December 31, 2019. In 2020, we paid US$19.5 million for the routine purchase of software, design tools and other items and invested US$2.0 million in Deep Vision.
Financing activities
Our net cash used in financing activities was approximately US$99.7 million for the year ended December 31, 2021, compared to net cash used in financing activities of approximately US$73.9 million for the year ended December 31, 2020. Our cash used in financing activities in 2021 consists primarily of US$54.0 million of dividend payments and US$45.7 million for share repurchases.
Our net cash used in financing activities was approximately US$73.9 million for the year ended December 31, 2020, compared to net cash used in financing activities of approximately US$70.3 million for the year ended December 31, 2019. Our cash used in financing activities in 2020 consists primarily of US$48.9 million of dividend payments and US$25.0 million for share repurchases.
Capital Return to Shareholders
Dividend.
On October 25, 2021, we announced an annual cash dividend of US$2.00 per ADS to be paid in four quarterly installments of US$0.50 per ADS, which followed our previous US$1.40 per ADS annual cash dividend. In accordance with our dividend declarations, we paid US$48.9 million and US$54.0 million to shareholders in 2020 and 2021, respectively.
The declaration and payment of future cash dividends is subject to our Board’s continuing determination that the payment of dividends is in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the declaration and payment of cash dividends.
Share Repurchase.
On December 7, 2021, our Board of Directors authorized a new share repurchase program to repurchase up to US$200 million of our ADSs over a 6-month period and during the year ended

December 31, 2021, we repurchased 0.6 million ADSs for US$50 million at an average price of US$89.87 per ADS. Our previous share repurchase program, announced on November 21, 2018 and which authorized the repurchase of up to US$200 million of our ADSs over a
24-month
period was extend on October 26, 2020 for an additional year. In the year ended December 31, 2020, we repurchased 0.6 million ADSs for US$25.0 million at an average price of US$39.93 per ADS, in the year ended December 31, 2019, we repurchased 0.8 million ADSs for US$25.0 million at an average price of US$32.82 per ADS, and in the year ended December 31, 2018, we repurchased 1.0 million ADSs for US$34.8 million at an average price of US$34.54 per ADS.
Repurchases are made in the open market or according to other methods in compliance with Securities and Exchange Commission Rule
10b-18,
subject to market conditions, applicable legal requirements and other factors. Share repurchase plans announced do not obligate us to acquire any particular amount of ADSs and may be suspended at any time at our discretion.
Cash Requirements
Our material cash requirements include the following contractual and other obligations:
Pension Obligations.
Pension obligations represent the payments for deferred compensation plan liabilities, see Note 13 Pension Plan in our consolidated financial statements. As of December 31, 2021, these obligations totaled $1.8 million. Pension obligation after one year has not been estimated.
Operating Leases
. Operating lease obligations represent the undiscounted remaining lease payments primarily for our leased property and equipment, see Note 17 Lease in our consolidated financial statements. As of December 31, 2021, these obligations totaled $6.1 million, of which $3.1 million was short-term.
Office Building Construction.
We won a bid with a third-party to build an office building in Taipei and entered into a property development agreement in May 2021. Based on the terms of the property development agreement, the Company is required to complete construction within three years after the construction license is approved. At this time, we are unable to accurately measure the construction progress and make a reasonably reliable estimate of the timing and future payments to the contractor, see Note 18 Commitments and Contingencies in our consolidated financial statements.
Tax Liability.
Tax liability represents the provision for income tax and uncertain tax position recognized, see Note 14 Income Taxes. As of December 31, 2021, short-term taxes payable totaled $44.2 million. We increased long-term taxes payable of US$7.3 million related to uncertain tax positions as of December 31, 2021. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.
Recent Accounting Pronouncements
Please refer to Note 2 to the consolidated financial statements

I TEM 6.	D IRECTORS , S ENIOR M ANAGEMENT AND E MPLOYEES
Executive Officers and Directors
Members of our board of directors are elected by our shareholders. Our board of directors consists of nine directors. Our executive officers are appointed by, and serve at the discretion of, our board of directors. The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
James Chow	71	Chairman of the Board
Wallace C. Kou	63	President, Chief Executive Officer and Managing Director
Steve Chen	50	Director
Tsung-Ming Chung	72	Director
Lien-Chun Liu	64	Director
Yung-Chien Wang	59	Director
Han-Ping D. Shieh	68	Director
Kenneth Kuan-Ming Lin	69	Director
Riyadh Lai	53	Chief Financial Officer
Nelson Duann	53	Senior VP of Marketing & R&D and Director
Arthur Yeh	61	VP of Sales, Asia and Greater China
Robert Fan	58	President of SMI USA
Ken Chen	60	VP of Operations
Kevin Yeh	58	VP of R&D, Algorithm & Technology
Kevin Tsai	56	Senior Director of R&D, System Validation
Executive Officers and Directors
James Chow, Chairman of the Board of Directors
Mr. Chow has served as the Chairman of our board of directors since April 2005. Mr. Chow has been the Chairman of Concord Financial Co., Ltd. since 1993. Concord Financial Co., Ltd. is an investment holding company. Mr. Chow has an MBA from Columbia University.
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
Steve Chen, Director
Mr. Chen joined our board of directors in 2012. Mr. Chen is the chairman of Mercuries Co., Ltd. Mr. Chen has dual M. Eng. from Cornell University.

Tsung-Ming Chung, Director
Mr. Chung joined our board of directors in June 2005. Mr. Chung is the Chairman of Dynapack International Technology Corp., a leading provider of battery packs for notebook PCs and tablets. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. He is also a director at Far East International Bank and Fubon Hyundai Life Insurance Corporation. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National
Cheng-chi
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
Han-Ping
D. Shieh, Director
Mr. Shieh joined our board of directors in 2014. He is Life Chair Professor at National Yang Ming Chiao Tung University (NYCU) in Taiwan, a fellow of the Institute of Electrical and Electronics Engineers (IEEE), the Optical Society of American (OSA) and the Society for Information Display (SID) and a board member of Tailiang Technology Inc., Dynapack International Tech. Corp., and Focal Tech. Inc. Mr. Shieh received his PhD in Electrical and Computer Engineering from Carnegie Mellon University in 1987. He joined National Chiao Tung University (NCTU) as a professor in 1992 and was previously a Research Staff Member at the IBM Thomas J. Watson Research Center. He was the Dean of the College of Electrical and Computer Engineering and a Senior Vice President of NCTU and a Vice Chancellor of the University System of Taiwan.
Kenneth Kuan-Ming Lin, Director
Mr. Lin joined our board of directors in September 2018. Mr. Lin was previously a director on our board from 2009 to 2014. Mr. Lin is the Chairman of Premier Capital Management Corp., Ruby Tech Corp. and Taiwan Health Care Association, Chief Executive Officer of SINOCON Industrial Standards Foundation and Deputy Secretary-General of Cross-Strait CEO Summit. He was previously the Chairman of the Taiwan Venture Capital Association and the Taiwan Private Equity Association. Mr. Lin has a BS in Electrical Engineering from the National Taiwan University.
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
Nelson Duann, Senior VP of Marketing and R&D and Director
Mr. Duann became our Senior Vice President of marketing and R&D for mobile storage in November 2018. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has over 20 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems focusing on UltraSPARC microprocessor projects. He has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.
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
Kevin Tsai, VP of R&D, System Validation
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
Audit Committee
. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of independent registered public accounting firms, overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements, and pre-approving
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
Compensation of Directors and Executive Officers
For the year ended December 31, 2021, the aggregate compensation to our directors and senior executive officers was approximately US$4.23 million. In 2021, we granted restricted stock units to our executive officers as a group to acquire an aggregate of 559,200 ordinary shares. The restricted stock units granted to our executive officers and non-executive
directors are subject to the same vesting conditions as those of our employees.
Service Contracts
We currently do not have service contracts with our directors.
Share-Based Compensation Plans and Option Grants
On June 3, 2015, the board of directors adopted the 2015 Incentive Plan (the “2015 Plan”). The 2015 Plan reserved 20,000,000 ordinary shares for issuance upon exercise of stock options and restricted stock units. The Plans provide for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.
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
Employees
The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2019	2020	2021
Management and administration	120	120	128
Operations	33	35	43
Research and development	880	964	1065
Sales and marketing	204	204	198

Total	1,237	1,323	1,434

As of December 31, 2021, we had 1,434 total employees, including 1,142 in Taiwan, 35 in the United States, 237 in China, 10 in Korea, and 10 in Japan. 1,221 of our total employees are engineers.
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

There were 137,745,440 of our ordinary shares outstanding as of March 31, 2022. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	2,021,266	1.47
Wallace C. Kou	1,727,248	1.25
Steve Chen	70,000	*
Tsung-Ming Chung	100,000	*
Lien-Chun Liu	254,280	*
Yung-Chien Wang	834,674	*
Han-Ping D. Shieh	51,246	*
Kenneth Kuan-Ming Lin	40,000	*
Riyadh Lai (2)	1,818,180	1.32
Nelson Duann	40,000	*
Arthur Yeh	58,524	*
Robert Fan	58,000	*
Ken Chen (3)	222,449	*
Kevin Yeh	60,400	*
Kevin Tsai	5,600	*

*	Less than one percent
(1)
Represents 2,021,266 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 998,300 shares owned by Mr. Lai and 819,880 shares owned by his spouse.
(3)	Represents 216,724 shares owned by Mr. Chen and 5,725 shares owned by his spouse.

I TEM 7.	M AJOR S HAREHOLDERS AND R ELATED P ARTY T RANSACTIONS
Major Shareholders
As of March 31, 2022, there were 137,745,440 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2022, we had 34,362,378 ADSs, representing 137,449,512 ordinary shares.
The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2022:

Identity of person or group	Number of shares owned		Percentage Owned (1)
ARGA Investment Management, LP and Avula Rama Krishna.	7,688,452	(2)	5.6%
Cardinal Capital Management, LLC.	7,535,696	(3)	5.5%

(1)	Based on 137,745,440 ordinary shares outstanding as of March 31, 2022.
(2)	ARGA Investment Management, LP and Avula Rama Krishna held 1,922,113 ADSs (representing 7,688,452 ordinary shares), according to a Schedule 13G dated February 11, 2019.
(3)
Cardinal Capital Management, LLC beneficially owns 1,883,924 ADSs (representing 7,535,696 ordinary shares) according to a Schedule 13G filed February 14, 2022. In its prior Schedule 13G filing from February 17, 2021, Cardinal Capital Management, LLC held 2,428,722 ADSs (representing 9,714,888 ordinary shares).

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any current arrangement which may at a later date result in a change of control of our company.
No holder of our ordinary shares has preferential voting rights.
Related Party Transactions
No related party transactions occurred during the year ended December 31, 2021.

I TEM 8.	F INANCIAL I NFORMATION
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages
F-1
through
F-30
of this annual report.
Legal Proceedings
As an active operating company, we are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such material adverse effect on our business, financial position, results of operations or cash flows. In furtherance of the above, on April 5, 2022, we were named as defendant in a patent infringement lawsuit which was filed in the United States District Court for the Eastern District of Texas, Marshall Divisions. The plaintiff in such matter is Rampart Asset Management LLC. As of the date of this annual report on Form 20-F, we have not been served with a complaint in this matter. As the case is in its preliminary phase, we are currently evaluating the merits of such claim and intends to defend such claim vigorously.
Significant Changes
No significant changes have occurred since the date of our audited consolidated financial statements.
Recent Developments
Not applicable.

I TEM 9.	T HE O FFER AND L ISTING
Market and Share Price Information
Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2017 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2017	55.68	37.37
2018	61.85	31.73
2019	50.87	30.86
2020	53.04	26.72
2021	96.73	46.54

Quarterly:
First Quarter, 2020	53.04	26.72
Second Quarter, 2020	52.46	35.11
Third Quarter, 2020	50.42	35.13
Fourth Quarter, 2020	48.39	35.16

First Quarter, 2021	67.69	46.54
Second Quarter, 2021	74.10	60.00
Third Quarter, 2021	81.87	58.86
Fourth Quarter, 2021	96.73	66.06

First Quarter, 2022	96.89	64.41
Second Quarter, 2022 (1)	80.00	65.03

Monthly
November 2021	73.40	67.52
December 2021	96.73	69.25
January 2022	96.89	76.92
February 2022	84.17	69.20
March 2022	73.80	64.41
April 2022 (1)	80.00	65.03

(1)	Through April 22, 2022.

I TEM 10.	A DDITIONAL I NFORMATION
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
The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2021 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.
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
We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2021 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.
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

I TEM 11.	Q UANTITATIVE AND Q UALITATIVE D ISCLOSURES A BOUT M ARKET R ISK
Interest rate risk
. Our exposure to changes in interest rates is limited to interest income generated by our cash deposited with banks and short-term investments maintained in principal protected notes. We have not entered into any interest rate swap transactions. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk.
The majority of our revenue, cost of sales, accounts receivable, inventory and accounts payable are denominated in U.S. dollars. The majority of our operating expense relating to salaries and benefits and accounts payable related to these expenses are denominated in foreign currencies, primarily the NT dollar. Fluctuations in currency exchange rates could harm our business in the future. We do not utilize foreign exchange derivatives contracts to protect against changes in foreign exchange rates.
Also refer to “Risk Factors — Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations, such as Russia’s invasion of Ukraine.”
Investment Risk.
We invest in equity instruments of privately held companies. We have minority stake equity investments in Cashido, Vastview, Deep Vision and BIWIN, private companies related to the semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2021, the aggregate carrying value of investments on our balance sheet was US$8.5 million. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments losses for the years ended on December 31, 2019, 2020 and 2021.

I TEM 12.	D ESCRIPTION OF S ECURITIES O THER T HAN E QUITY S ECURITIES
Depositary Fees and Charges.
For the year-ended December 31, 2021, we received from our depositary bank a reimbursement of US$0.7 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

I TEM 13.	D EFAULTS , D IVIDEND A RREARAGES AND D ELINQUENCIES
Not applicable.

I TEM 14.	M ATERIAL M ODIFICATIONS TO THE R IGHTS OF S ECURITY H OLDERS AND U SE OF P ROCEEDS
Not applicable.

I TEM 15.	C ONTROLS AND P ROCEDURES
Disclosure Controls and Procedures
We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Disclosure controls and procedures are designed to ensure that the material financial and non-financial
information required to be disclosed in this annual report on Form
20-F
and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules
13a-15(f)
and
15d-15(f).
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.
Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2021 the company’s internal control over financial reporting was effective.
Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting
During 2021, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Attestation Report Of The Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Silicon Motion Technology Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 25, 2022, expressed an unqualified opinion on those consolidated financial statements.
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
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 25, 2022

I TEM 16A.	A UDIT C OMMITTEE F INANCIAL E XPERT
Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee and an independent director, is an “audit committee financial expert” under Nasdaq and SEC rules.

I TEM 16B.	C ODE OF E THICS
Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq Stock Market. A copy of our code of ethics has been filed with the SEC as Exhibit 11.1 to our annual report on Form
20-F
filed on June 30, 2006 and has not been amended. For further information, see our Code of Ethics posted on our website
(www.siliconmotion.com)
.

I TEM 16C.	P RINCIPAL A CCOUNTANT F EES AND S ERVICES
Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2020 and 2021. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2020	2021
	US$	US$
	(in thousands)
Audit Fees (1)	887	881
Audit-Related Fees (2)	—	—
Tax Fees (3)	190	198
All Other Fees (4)	—	—
Total	1,077	1,079

(1)
Audit Fees
. This category includes the audit and review of our annual financial statements and services that are normally provided by the independent auditors in connection with regulatory filings or engagements, advice provided on audit and accounting matters that arise during, or as a result of, the audits or the reviews of interim financial statements, audit procedures related to reviews of offering documents, registration statements and issuance of comfort letters.
(2)
Audit-Related Fees
. This category consists of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” Deloitte & Touche did not provide any services under this category in 2020 or 2021.

(3)
Tax Fees
. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed in this category include tax return preparation and technical tax advice.

(4)	All other fees . Deloitte & Touche did not provide any services under this category in 2020 or 2021.
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
In 2021 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

I TEM 16D.	E XEMPTIONS FROM THE L ISTING S TANDARDS FOR A UDIT C OMMITTEES
Not applicable.

I TEM 16E.	P URCHASES OF E QUITY S ECURITIES BY THE I SSUER AND A FFILIATED P URCHASERS
The following purchases of our ADS’s were made in 2021 under a plan announced in 2021. Such program was announced December 7, 2021 and has a six month period.

Period	Total Number of ADS Purchased (thousands)	Average Price Paid Per ADS (In US$)	Total Amount of ADS Purchased as Part of Publicly Announced Plan (In US$ million)	Dollar Value of ADS That Yet May be Purchased Under Plan (In US$ million)
December 2021	556	$89.87	$50	$150

I TEM 16F.	C HANGE IN R EGISTRANT ’ S C ERTIFYING A CCOUNTANT
Not applicable.

I TEM 16G.	C ORPORATE G OVERNANCE
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

I TEM 16H.	M INE S AFETY D ISCLOSURE .
Not applicable.

I TEM 16I.	D ISCLOSURE R EGARDING F OREIGN J URISDICTIONS THAT P REVENT I NSPECTIONS .
Not applicable.

PART III

I TEM 17.	F INANCIAL S TATEMENTS
Not applicable.

I TEM 18.	F INANCIAL S TATEMENTS
Our consolidated financial statements are included in this annual report at pages
F-1
through
F-30.

I TEM 19.	E XHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the company’s Registration Statement on Form F-6 (file no. 333-125801) filed with the Securities and Exchange Commission on December 5, 2013).

2.3	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed June 11, 2015).

4.1	Share Purchase Agreement dated as of April 24, 2015 among Silicon Motion Technology Corporation, Silicon Motion Technology (Hong Kong) Ltd., F-Tec Holdings International Ltd., the shareholders of F-Tec Holdings International Ltd. and Xueshi Yang, as the Sellers’ Representative (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*	Consent of Deloitte & Touche.

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

S ILICON M OTION T ECHNOLOGY C ORPORATION

By:	/s/ Wallace C. Kou
Wallace C. Kou, President and Chief Executive Officer
Date: April 25, 2022

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Silicon Motion Technology Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation — Refer to Notes 2 and 5 to the consolidated financial statements.
Critical Audit Matter Description
The Company’s inventories are stated at the lower of cost or net realizable value. Cost is determined on standard basis and adjusted to the approximate weighted-average cost at the balance sheet date. The Company adjusts the inventory carrying value to the lower of weighted-average cost or the estimated net realizable value after completing ongoing reviews of estimated obsolescence or unmarketable inventory based upon the timing of the introduction of new products and the quantities remaining of old products. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of sales. As of December 31, 2021, the Company’s net inventory balance was $163,104 thousand.
We identified net realizable value of inventory as a critical audit matter because of significant judgments made by management related to the forecasted product demand, which includes assumptions about the future market and economic conditions. This required a high degree of auditor’s judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of net realizable value of inventory.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s net realizable value of inventory included the following, among others:

•
We obtained an understanding of the Company’s methodology for determining inventory that is obsolete or unmarketable and the key assumptions and judgments made as part of the process, including the forecasted demand.

•
We tested the effectiveness of controls over the review of the calculation for obsolete or unmarketable inventories based on the Company’s methodology, including management’s evaluation of the inventory aging and the forecasted demand.

•	We evaluated the reasonableness of the Company’s methodology and key assumptions and judgments the Company used to estimate the net realizable value of inventory by performing the following:

•	We compared the inventory level to forecasted product demand, historical sales, and subsequent sales.

•	We made inquiries of various personnel in the Company including, but not limited to, finance and operations personnel about the expected timing of the introduction of new products.

•
We evaluated whether there is an existence of contradictory evidence based on the information obtained from the Company’s internal communications to management, press releases, and industry reports, as well as our observations and inquires as to changes within the business.

•	We tested the mathematical accuracy of management’s calculations.

•
We tested the accuracy and completeness of the underlying data management utilized in evaluating inventory aging and forecasted demand when determining the reserve for obsolete or unmarketable inventories by performing the following:

•	We verified the accuracy of inventory aging for management’s evaluation of the obsolescence reserve on a sampling basis.

•	We performed peer analysis and industry analysis to evaluate the reasonableness of the trend of the forecasted product demand.

•	We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April
2
5
, 2022
We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	December 31
	2020	2021
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	342,961	360,082
Notes and accounts receivable, net	115,826	208,574
Inventories	110,162	163,104
Restricted assets-current	24,098	48,506
Noncurrent assets held for sale	11,124	—
Prepaid expenses and other current assets	13,922	37,846

Total current assets	618,093	818,112
Long-term investments	5,000	8,541
Property and equipment, net	105,496	124,478
Deferred income tax assets, net	4,615	6,358
Operating lease assets	6,704	5,616
Other assets	2,152	8,223

Total assets	742,060	971,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	44,535	80,768
Income tax payable	6,886	44,201
Refund liabilities	2,105	3,882
Accrued expenses and other current liabilities	105,218	152,668

Total current liabilities	158,744	281,519
Other long-term liabilities	25,574	32,177

Total liabilities	184,318	313,696

Commitments and Contingencies (Note 18)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 138,168 thousand shares in 2020 and 139,764 thousand shares in 2021	1,382	1,398
Additional paid-in capital	275,132	294,656
Accumulated other comprehensive income (loss)	(349)	(540)
Retained Earnings	281,577	412,129
Treasury stock	—	(50,011)

Total shareholders’ equity	557,742	657,632

Total liabilities and shareholders’ equity	742,060	971,328

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
NET SALES	457,253	539,521	922,100
COST OF SALES	235,081	279,365	461,305

GROSS PROFIT	222,172	260,156	460,795

OPERATING EXPENSES
Research and development	110,305	121,784	164,291
Sales and marketing	25,108	24,805	28,813
General and administrative	17,878	15,604	21,822
Impairment of goodwill and intangible assets	15,970	17,489	—
Amortization of intangible assets	766	—	—

Total operating expenses	170,027	179,682	214,926

OPERATING INCOME	52,145	80,474	245,869

NON-OPERATING INCOME (EXPENSES)
Gain (loss) from disposal of subsidiary	12,409	(293)	—
Gain from disposal of long-term investments	473	—	—
Gain from disposal of short-term investments	48	169	—
Interest income	6,751	4,636	1,279
Foreign exchange gain, net	148	619	193
Interest expense	(3)	(11)	—
Other income (loss), net	103	(36)	(77)

Total non-operating income	19,929	5,084	1,395

INCOME BEFORE INCOME TAX	72,074	85,558	247,264
INCOME TAX EXPENSE	7,676	5,812	47,262

NET INCOME	64,398	79,746	200,002

EARNINGS PER ORDINARY SHARE:
Basic	0.46	0.57	1.43

Diluted	0.46	0.57	1.43

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	140,708	139,421	139,405

Diluted (Thousands)	141,183	139,910	139,968

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	1.83	2.29	5.74

Diluted	1.82	2.28	5.72

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	35,177	34,855	34,851

Diluted (Thousands)	35,296	34,978	34,992

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
NET INCOME	64,398	79,746	200,002

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(1,265)	497	(227)
Change in deferred pension gain (loss)	(15)	(61)	36

OTHER COMPREHENSIVE INCOME (LOSS)	(1,280)	436	(191)

TOTAL COMPREHENSIVE INCOME	63,118	80,182	199,811

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2019	144,679	1,447	263,230	495	301,860	(34,755)	532,277
Net income	—	—	—	—	64,398	—	64,398
Other comprehensive income (loss)	—	—	—	(1,280)	—	—	(1,280)
Stock-based compensation expenses	—	—	14,591	—	—	—	14,591
Issuance of ordinary shares upon exercise of restricted stock units	1,505	15	(37)	—	—	—	(22)
Share repurchase	—	—	—	—	—	(25,103)	(25,103)
Treasury stock retired	(7,074)	(71)	(12,574)	—	(47,213)	59,858	—
Dividends declared (US$0.35 per ordinary share)	—	—	—	—	(48,077)	—	(48,077)

BALANCE, DECEMBER 31, 2019	139,110	1,391	265,210	(785)	270,968	—	536,784
Net income	—	—	—	—	79,746	—	79,746
Other comprehensive income (loss)	—	—	—	436	—	—	436
Stock-based compensation expenses	—	—	14,589	—	—	—	14,589
Issuance of ordinary shares upon exercise of restricted stock units	1,564	16	(38)	—	—	—	(22)
Share repurchase	—	—	—	—	—	(25,044)	(25,044)
Treasury stock retired	(2,506)	(25)	(4,629)	—	(20,390)	25,044	—
Dividends declared (US$0.35 per ordinary share)	—	—	—	—	(48,747)	—	(48,747)

BALANCE, DECEMBER 31, 2020	138,168	1,382	275,132	(349)	281,577	—	557,742
Net income	—	—	—	—	200,002	—	200,002
Other comprehensive income (loss)	—	—	—	(191)	—	—	(191)
Stock-based compensation expenses	—	—	19,545	—	—	—	19,545
Issuance of ordinary shares upon exercise of restricted stock units	1,596	16	(21)	—	—	—	(5)
Share repurchase	—	—	—	—	—	(50,011)	(50,011)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(69,450)	—	(69,450)

BALANCE, DECEMBER 31, 2021	139,764	1,398	294,656	(540)	412,129	(50,011)	657,632

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	64,398	79,746	200,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,447	13,562	17,160
Amortization of intangible assets	766	—	—
Gain from disposal of short-term investments	(48)	(169)	—
Gain (loss) from disposal of subsidiary	(12,409)	293	—
Gain from disposal of long-term investments	(473)	—	—
Stock-based compensation	14,591	14,589	19,545
Loss on disposal of property and equipment	22	143	208
Impairment of goodwill and intangible assets	15,970	17,489	—
Deferred income taxes	1,118	(667)	(1,743)
Changes in operating assets and liabilities:
Short-term investments	1,627	2,391	—
Notes and accounts receivable	(18,755)	(7,091)	(92,749)
Inventories	(10,155)	(21,723)	(78,095)
Prepaid expenses and other current assets	(1,932)	(5,031)	1,230
Other assets	(397)	172	35
Notes and accounts payable	4,426	13,848	36,233
Refund liabilities	167	(154)	1,777
Accrued expenses and other current liabilities	10,607	7,328	26,394
Income tax payable	(1,698)	4,421	37,315
Other liabilities	(2,577)	(1,918)	7,386

Net cash provided by operating activities	77,695	117,229	174,698

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investment	—	(2,000)	(3,507)
Proceeds from sale of subsidiary	43,968	—	—
Proceeds from sale of long-term investment	1,715	—	—
Purchase of property and equipment	(11,015)	(19,545)	(24,657)

Net cash provided by (used in) investing activities	34,668	(21,545)	(28,164)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loan	—	(50,000)	—
Proceeds from bank loan	—	50,000	—
Dividends paid	(44,029)	(48,901)	(54,039)
Share repurchase	(26,231)	(25,013)	(45,696)

Net cash used in financing activities	(70,260)	(73,914)	(99,735)

NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	42,103	21,770	46,799
EFFECT OF EXCHANGE RATE CHANGES	(977)	(812)	(487)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	307,127	348,253	369,211

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	348,253	369,211	415,523

SUPPLEMENTAL INFORMATION
Interest paid	—	11	—

Income taxes paid	5,612	8,518	3,523

Disposal of FCI
Total consideration	54,129	—	—
Other current assets	(245)	—	—
Cash and restricted cash disposed	(9,916)	—	—

Proceeds from sale of subsidiary	43,968	—	—

Non-Cash Investing and Financing Activities:
Unpaid purchase of property and equipment included in accounts payable and accrued liabilities	523	2,105	2,281

Dividend declared included in accrued expenses and accrued liabilities	35,906	36,658	51,681

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
On May 31, 2019, the Company completed the sale of FCI to Dialog Semiconductor for a total consideration of approximately US$ 54 million. The Company derecognized the assets and liabilities and recorded a gain of US$12,409 thousand, net of transaction fees on the disposal, which is the difference between the consideration of US$54 million and the US$39,367 thousand carrying value of the subsidiary. US$5,400 thousand of the consideration was withheld and deposited into an escrow account and was classified as restricted assets-current on the consolidated balance sheet as of
December 31, 2020. The escrowed amount was released as of December 31, 2021.
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash, cash equivalents are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables, is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended based upon payment history and the customer’s current credit worthiness. The Company regularly reviews the allowance for bad debt and doubtful accounts or expected losses during the accounts receivable collection process by considering factors, such as historical write-off
and recovery experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. The Company also takes into account reasonable and supportable forecasts of future conditions when evaluating the adequacy of the allowance for doubtful accounts.
Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. Sales to two customers in 2019 and 2021, and one customer in 2020 accounted for 10% or more of our net revenue, representing 31%, 24% and 36% of our net revenue in 2019, 2020 and 2021, respectively. In 2019 and 2021 the significant customers were Micron and Intel and in 2020 was Micron. The Company’s top ten customers in 2019, 2020 and 2021 accounted for approximately 74%, 71% and 76% of net sales, respectively.
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
Noncurrent Assets Held for Sale
Noncurrent assets are reclassified as held for sale if they meet the criteria specified in Accounting Standard Codification (“ASC”) 360, “Property, Plant, and Equipment”. When the Company has a change to the plan and decide not to sell, at the time the decision is made, noncurrent assets that were previously classified as held for sale should be reclassified as held and used under property and equipment.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Land is not depreciated. Depreciation expense on property and equipment were approximately US$12,447 thousand, US$13,562 thousand and US$17,160 thousand for the years ended December 31, 2019, 2020 and 202
1, respectively
.

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
Impairment of Goodwill and Long-Lived Assets
The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 9, “Goodwill and Acquired Intangible Assets,” regarding impairment testing in fiscal year 2019 and 2020.
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
Other Assets
Other assets primarily consist of deposit for Taipei office construction and office leases.
Restricted Assets
Restricted assets consist of restricted cash, cash set aside as collateral for obtaining foundry capacity and escrow cash received from the sale of an asset.

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
Revenue Recognition
The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Under the revenue recognition standard of Accounting Standards Codification Topic 606, Revenue from Contracts with Customer (ASC 606), the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.
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
The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2019, 2020 and 2021, the Company did not experience significant costs associated with warranty returns.
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
Comprehensive Income (Loss)
Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner
sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2019, 2020 and 2021:

	Year Ended December 31, 2019			Year Ended December 31, 2020			Year Ended December 31, 2021
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	1,173	(678)	495	(92)	(693)	(785)	405	(754)	(349)
Current-period change	(1,265)	(15)	(1,280)	497	(61)	436	(227)	36	(191)

Ending balance	(92)	(693)	(785)	405	(754)	(349)	178	(718)	(540)

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
Earnings Per Share
Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive shares of ordinary shares outstanding during the period. Dilutive shares outstanding include unvested RSUs. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The effect of dilutive securities of restricted stock units were 475 thousand shares (119 thousand ADSs), 489 thousand shares (123 thousand ADSs) and 563 thousand shares (141 thousand ADSs) for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Recent Accounting Pronouncements
In December 2019, the FASB issued an accounting update which eliminated certain exceptions to the general principles in ASC 740, such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation, and calculating income taxes in interim periods. The standard also simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that result in a step-up
in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim period. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.
In July 2021, the FASB issued an accounting update, which requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses at lease commencement if they were classified as sales-type or direct financing leases. This amendment is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.

3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2020	2021
	US$	US$
Cash and deposits in bank	54,947	135,099
Time deposits	265,936	189,544
Repurchase agreements	22,078	35,439

Total cash and cash equivalents	342,961	360,082
Restricted cash	26,250	55,441

	369,211	415,523

4. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2020	2021
	US$	US$
Trade accounts receivable	117,387	209,114
Allowance for doubtful accounts	(1,561)	(540)

	115,826	208,574

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	645	1,617	1,561
Additions (reversals) charged to expense, net	1,164	15	(21)
Write-offs	(192)	(71)	(1,000)

Balance, end of year	1,617	1,561	540

5. INVENTORIES
The components of inventories are as follows:

	December 31
	2020	2021
	US$	US$
Finished goods	11,039	39,896
Work in process	55,988	56,146
Raw materials	43,135	67,062

	110,162	163,104

The Company wrote down US$9,085 thousand, US$6,883 thousand and US$5,689 thousand in 2019, 2020
and
2021, respectively, for obsolete or unmarketable
inventory.

6. LONG-TERM INVESTMENTS
As of December 31, 2020 and 2021, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2020	2021	2020	2021
			US$	US$
Equity securities measured at cost:
Cashido Corp. (Cashido)	0.6%	0.6%	—	—
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	—	—
Deep Vision, Inc (Deep Vision)	16.2%	14.4%	5,000	6,500
BIWIN Storage Technology Corp.(BIWIN)	—	0.3%	—	2,041

			5,000	8,541

In June 2018, the Company invested US$3,000 thousand in the preferred stock of Deep Vision which is accounted for under the cost method. Deep Vision is a developer of low-power
deep-learning processors. In March 2020 and May 2021, the Company invested additional US$2,000 thousand and 1,500 thousand, respectively, in the preferred stock of Deep Vision.
In July 2021, the Company invested US$2,041 thousand in the common stock of BIWIN, which is accounted for under the cost method. BIWIN is a leading module maker in China focusing on solid state storage devices and is one of our customers.
7. NONCURRENT ASSETS HELD FOR SALE

	December 31
	2020	2021
	US$	US$
Assets held for sale	11,124	—

	11,124	—

The Company vacated from premises in an office building located in Shanghai, China and in 2018 took actions to sell this property. The sale plan met all of the held-for-sale
criteria in accordance with ASC 360 — Property, Plant and Equipment and accordingly, in 2018, the property was reclassified to noncurrent assets held for sale. Assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Assets held for sale are no longer amortized or depreciated. The Company had continued to actively market the asset according to reasonable valuation benchmarks as of December 31, 2020. In 2021, the Company decided to lease the building and reclassified it to “Property and Equipment”. In January 2022, the Company entered into a three-year lease contract, which is classified as operating lease with a third party.

8. PROPERTY AND EQUIPMENT

	December 31
	2020	2021
	US$	US$
Cost:
Land	68,243	68,243
Buildings	18,130	30,006
Machinery and equipment	35,555	44,128
Furniture and fixtures	7,855	8,254
Leasehold and buildings improvement	8,023	8,680
Software	33,528	41,621

Total	171,334	200,932

Accumulated depreciation:
Buildings	4,033	5,840
Machinery and equipment	22,922	28,567
Furniture and fixtures	5,862	6,017
Leasehold and buildings improvement	6,221	7,156
Software	27,293	35,143

	66,331	82,723
Prepayment and construction in progress	493	6,269

	105,496	124,478

In April 2006, the Company leased a property located in Taipei, Taiwan to a third party. The lessee has been renewing annually and last renewed in March 2022. Net carrying value of the properties as of December 31, 2020 and 2021, was US$654 thousand and US$636 thousand, respectively. Annual rental income from the lease is US$47 thousand.
In September 2018, the Company paid US$58,931 thousand to acquire land in Hsinchu, Taiwan for its future Taiwan headquarters building. In January 2021, the Company broke ground at this site and began construction work.
9. GOODWILL AND ACQUIRED INTANGIBLE ASSETS
Intangible assets:
The intangible assets acquired from the Company’s acquisition of Shannon Systems in 2015 and Bigtera in 2017 are as follows:

	December 31
	2019
	US$
	Cost	Accumulated Impairment	Accumulated Amortization	Net Carrying Amount
Acquisition-related intangible assets	13,117	(3,699)	(9,418)	—
The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2019, the Company determined that the carrying amounts for intangible assets of its Shannon reporting units exceeded its fair value, which was close to nil
, and recorded impairment charges of US$255
thousand due to lower than projected business outlook. The impairment was measured based on a discounted cash flow method, which uses assumptions that are considered Level 3 within the fair value hierarchy due to the significant use of unobservable company specific information.

Amortization expense of acquisition-related intangible assets for the years ended December 31, 2019, 2020 and 2021 were
US$766 thousand, nil and nil, respectively.
Goodwill:
Goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Goodwill that resulted from the Company’s acquisition of Shannon Systems in 2015 and Bigtera in 2017 were US$33,204 thousand and US$625 thousand, respectively. Goodwill is tested for impairment annually on November 30. Total goodwill was nil as of December 31, 2020 after recognizing an impairment charge for the Shannon reporting unit.
The Company applied a
one-step
quantitative test and recorded the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value. Fair value determinations are sensitive to changes in the underlying assumptions and factors including those relating to estimating future operating cash flows to be generated from the reporting unit which are dependent upon historical data and internal forecasts and projections developed by management. Assumptions used to determine fair value used are classified as Level 3 within the fair value hierarchy due to the significant use of unobservable company-specific information. As a result of the goodwill impairment tests conducted as of June 30, 2019, November 30, 2019 and November 30, 2020, the Company determined that the carrying amounts for Shannon reporting unit exceeded the fair value and recorded goodwill impairment charges of US$15,715 thousand and US$17,489 thousand in the third quarter of 2019 and in the fourth quarter of 2020, respectively. The Company used the discounted cash flow method to determine the fair value of the Shannon unit.

	December 31
	2020
	US$
	Cost	Disposal of FCI	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	100,129	(25,117)	(74,974)	(38)	—
10. SHORT-TERM BANK LOANS
The Company obtained US dollar bank revolver credit facilities and drew down $50,000 thousand in 2020. The loan was repaid in 2020. Interest rate was 0.78% per annum on the outstanding monthly balance.
The interest expenses for the years ended December 31, 2019, 2020 and 2021 were nil, US$11 thousand and nil, respectively.
11. REFUND LIABILITIES

	December 31
	2020	2021
	US$	US$
Refund liabilities	2,105	3,882

Estimated sales returns and other allowances are made and adjusted based on historical experience and the consideration of varying contractual terms.

The changes in the refund liabilities are summarized as follows:

	Year Ended December 31
	2020	2021
	US$	US$
Refund liabilities
Balance, beginning of year	2,260	2,105
Additions	10,576	9,825
Actual sales return and discount	(10,731)	(8,048)

Balance, end of year	2,105	3,882

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2020	2021
	US$	US$
Wages and bonus	35,027	53,677
Dividends	36,764	52,175
License fees and royalties	9,034	10,066
Research and development payable	6,722	6,949
Fixture	767	6,471
Treasury stock	—	4,315
Lease liabilities – current portion	3,058	2,899
Equipment	2,145	2,739
Professional fees	1,869	1,994
Others	9,832	11,383

	105,218	152,668

13. PENSION PLAN
SMI Taiwan, the Company’s largest operating company, is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “New Act”), which became effective on July 1, 2005, and the pension mechanism under the New Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 (the “Old Act”) could choose to be subject to the pension mechanism under the New Act or continue to be subject to the pension mechanism under the Old Act. For those employees who were subject to the Old Act and still work for the same company after July 1, 2005 and have chosen to be subject to the Old Act, their seniority as of July 1, 2005 were maintained. The New Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the Act, SMI Taiwan made monthly contributions and recognized pension costs of US$1,783 thousand, US$2,109 thousand and US$2,652 thousand for the years ended December 31, 2019, 2020 and 2021, respectively.
The Company provides a defined benefit plan to the employees of SMI Taiwan under the Old Act that offers benefits based on an employee’s length of service and average monthly salary for the six-month
period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Old Act. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2020 and 2021, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Old Act, the rate of return on assets shall not be less than the average interest rate on a two-year
time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully available to the Company. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employees’ annual salaries. The Company estimates its contribution for the year ending December 31, 2022 to be
US$70 thousand, which was determined based on 2% of estimated salaries in 2022.
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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2019	2020	2021
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	5,838	1,754	1,716
Service cost	275	5	35
Interest cost	91	5	20
Actuarial loss (gain)	72	(8)	142
Benefits paid	(450)	(40)	(110)
Disposal of subsidiary	(4,072)	—	—

Projected benefit obligation at end of year	1,754	1,716	1,803

Change in plan assets
Fair value of plan assets at beginning of year	5,410	1,487	1,551
Actual return on plan assets	98	49	48
Employer contributions	85	49	70
Benefits paid	(448)	(34)	(30)
Disposal of subsidiary	(3,658)	—	—

Fair value of plan assets at end of year	1,487	1,551	1,639

Funded status recognized as an other liabilities	(267)	(165)	(164)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Net loss	693	754	718

Total recognized in accumulated other comprehensive income	693	754	718

The accumulated benefit obligation for all defined benefit pension plans was US$939 thousand, US$1,008 thousand and US$1,085 thousand at December 31, 2019, 2020 and 2021, respectively.
The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Service cost	275	5	35
Interest cost	91	5	20
Projected return on plan assets	(77)	(29)	(33)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	48	37	34

Net periodic benefit cost	337	18	56

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2019	2020	2021
	US$	US$	US$
Recognized decrease in net gain (loss)	15	61	(36)

Total recognized in other comprehensive loss (income)	15	61	(36)

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$38 thousand.
Expected benefit payments:

US$
2022	22
2023	16
2024	64
2025	54
2026	96
2027 and thereafter	267
The actuarial assumptions to determine the benefit obligations are as follows:

	2019	2020	2021
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.00%	0.50%	0.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	1.00%	0.50%	0.75%
Expected long-term return on plan assets	2.00%	2.00%	2.00%
Rate of compensation increase	4.00%	4.00%	4.00%
14. INCOME TAXES
Income Tax Provision
The income (loss) before taxes for Cayman and
Non-Cayman
entities is as follows:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Cayman	(3,911)	(17,067)	(22,847)
Non-Cayman	75,985	102,625	270,111

Income before taxes	72,074	85,558	247,264

The components of income tax provision (benefit) are as follows:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Current	6,558	6,479	49,005
Deferred	1,118	(667)	(1,743)

Income tax expense	7,676	5,812	47,262

Effective tax rate	10.7%	6.8%	19.1%
The Company’s
business operations are primarily located in China, Hong Kong, Macau, Taiwan and the US, where statutory and effective tax rates in each jurisdiction are different, and our consolidated effective tax rate could change from period-to-period
due to changing statutory tax rates, availability of tax benefits and proportional income earned in each jurisdiction. The statutory tax rates in these jurisdictions range from 12 to 21
%. For the year ended

December 2020, the Company’s effective tax rate
was 6.8%, lower than 10.7% and 19.1% in 2019 and 2021 due to changes in proportional income earned by operations in key jurisdictions. Recent changes in tax policies will result in higher effective tax rates for the Company beginning in 2021. Effective tax rates in each jurisdiction are generally lower than statutory rates due to tax credits for research and development and other tax incentive programs and are determined by different government policies in each of the jurisdictions where the Company operates.
The Company consists of a Cayman parent holding company with U.S. and other non-Cayman
operations. The applicable Cayman statutory rate is zero for the Company for 2019, 2020, and 2021. A reconciliation of its income tax expense at the statutory rate and provision for income tax is shown below:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Tax expense at Cayman statutory rate	—	—	—
Differences between Cayman and other statutory tax rates	846	5,286	48,322
Permanent differences	4,109	1,441	(10,625)
Temporary differences	638	(129)	(400)
Alternative minimum tax	1	1	1
Income tax on undistributed earnings	575	1,196	3,609
Net changes in income tax credit	3,917	20	1,261
Net changes in valuation allowance of deferred income tax assets	(1,820)	2,439	1,066
Net operating loss carryforwards	(294)	(1,180)	180
Liabilities related to unrealized tax benefits	(171)	(3,066)	5,877
Adjustment of prior years’ taxes and others	(125)	(196)	(2,029)

Income tax expense	7,676	5,812	47,262

Deferred and Current Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.
Significant components of our deferred tax assets (liabilities) at the end of each period are as follows:

	December 31
	2020	2021
	US$	US$
Stock-based compensation	1,339	2,138
Allowance for sales return	324	365
Inventory reserve	1,925	1,918
Foreign currency translation	47	24
Property and equipment	(483)	(343)
Investment tax credits	4,512	3,251
Net operating loss carryforwards	16,754	18,654
Others	1,013	2,158
Valuation allowance	(20,816)	(21,807)

Net deferred tax assets	4,615	6,358

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance increased by US$2,708 thousand for the year ended December 31, 2020 and increased by US$991 thousand for the year ended December 31, 2021, respectively. The increase in valuation allowance in 2020 and 2021 was primarily due to the uncertainty in generating sufficient taxable income in the future and utilization of operating loss carryforwards before they expire.
As of December 31, 2021, the Company’s U.S. federal net operating loss carryforwards for federal income tax purposes were approximately US$36,823 thousand as of December 31, 2021, expiring at various times starting from 2022 through 2037 for federal losses generated through December 31, 2017, if not utilized. As a result of the U.S. Tax Cuts and Jobs Act (TCJA), all federal net operating losses of US$11,612 thousand that are generated beginning January 1, 2018 and beyond will carryforward indefinitely.
As of December 31, 2021, the Company’s U.S. federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$1,948 thousand and US$1,304 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2041, while the state tax credit carryforward has no expiration date in California.
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
As of December 31, 2021, the Company had accumulated undistributed earnings from a foreign subsidiary of US$448 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Unrecognized Tax Benefit
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Balance, beginning of year	18,707	20,655	19,001
Increases in tax positions taken in current year	6,890	5,029	8,750
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(4,942)	(6,683)	(1,434)

Balance, end of year	20,655	19,001	26,317

At December 31, 2021, the Company had US$26,317 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2019, 2020 and 2021, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$319 thousand, US$430 thousand and US$1,040 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2020 and 2021 was US$5,179 thousand and US$6,368 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company files income tax returns in the U.S. and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2021:

Tax Jurisdiction	Tax Years
China	2018 and onward
Hong Kong	2018 and onward
Taiwan	2016 and onward
United States	2016 onward
15. SHAREHOLDERS’ EQUITY
Dividends
The Company’s quarterly dividend payments are as follows:

	2019		2020		2021
	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)
First quarter	$0.075	$10,956	$0.0875	$12,301	$0.0875	$12,222
Second quarter	$0.075	10,957	$0.0875	12,301	$0.0875	12,224
Third quarter	$0.075	10,029	$0.0875	12,303	$0.0875	12,227
Fourth quarter	$0.0875	12,171	$0.0875	12,089	$0.1250	17,469

		$44,113		$48,994		$54,142

On November 2, 2015, the board of directors began declaring an annual dividend payable in four quarterly installments. The board of directors declared annual dividends of US$1.40, US$1.40 and US$2.0 per ADS, equivalent to US$0.35, US$0.35 and US$0.5 per common share, payable in four quarterly installments on October 25, 2019, October 26, 2020 and October 25, 2021, respectively. Future dividends, if any, will be declared by and subject to the discretion of the Company’s board of directors.
Share Repurchase
On November 21, 2018, the board of directors of the Company authorized the repurchase of up to US$200 million of the Company’s ADSs over a 24 month period. On October 26, 2020, the board of directors of the Company authorized the extension of the expiration of this program to November 21, 2021. On December 7, 2021, the board of directors of the Company authorized the repurchase of up to US$200 million of the Company’s ADSs over a 6 month period. The repurchase plans do not obligate the Company to acquire any particular amount of ADS and may be modified or suspended at any time at the Company’s discretion.
For the years ended December 31, 2019, 2020 and 2021, the Company repurchased 762 thousand, 626 thousand and 556 thousand ADSs for a total cost of US$25,103 thousand, US$25,044 thousand and US$50,011 thousand, respectively. The weighted average purchase price per ADS repurchased was US$32.82, US$39.93 and US$89.87 in 2019, 2020 and 2021, respectively.
16. EQUITY INCENTIVE PLAN
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
Restricted Stock Units Activity
The following is a summary of, the 2015 Plan, which includes restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2019	15,787
Restricted stock units granted	(1,584)
Restricted stock units forfeited	57

Available for grant at December 31, 2019	14,260
Restricted stock units granted	(1,692)
Restricted stock units forfeited	57

Available for grant at December 31, 2020	12,625
Restricted stock units granted	(2,326)
Restricted stock units forfeited	134

Available for grant at December 31, 2021	10,433

The related tax effect for stock-based compensation benefit (expense) were US$(49) thousand, US$11 thousand and US$(155) thousand for 2019, 2020 and 2021, respectively. The related tax effect for stock-based
compensation expense for restricted stock units exercised during 2019, 2020 and 2021 was US$3,446 thousand, US$2,188 thousand and US$2,767 thousand, respectively. The related tax effect was determined using applicable tax rates.
Restricted Stock Units
A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2019	1,621	13.85	0.38
Restricted stock units granted	1,584	8.01
Restricted stock units vested	(1,505)	14.12
Restricted stock units forfeited	(57)	9.59

Non-vested at December 31, 2019	1,643	8.08	0.29
Restricted stock units granted	1,692	9.40
Restricted stock units vested	(1,564)	8.02
Restricted stock units forfeited	(57)	9.31

Non-vested at December 31, 2020	1,714	9.37	0.31
Restricted stock units granted	2,326	17.62
Restricted stock units vested	(1,596)	9.31
Restricted stock units forfeited	(134)	14.99

Non-vested at December 31, 2021	2,310	17.37	1.57

As of December 31, 2021, there was US$24,807 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan.
Stock-based Compensation Expense
The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Cost of sales	305	253	389
Research and development	9,927	10,132	12,864
Sales and marketing	1,789	1,759	2,366
General and administrative	2,570	2,445	3,926

	14,591	14,589	19,545

17. LEASE
Operating Leases
The Company entered into various operating lease agreements, which consist of real property and office equipment with lease periods expiring between fiscal years 2021 and 2027. The Company recognized leased assets in operating lease assets of US$6,704 and US$5,616 thousand and corresponding accrued expenses and other current liabilities of US$3,058 and US$2,899 thousand, and other long-term liabilities of US$3,881 and US$2,987 thousand, as of December 31, 2020 and 2021, respectively. The weighted average remaining lease term was 2.87 years and 2.43 years, and the weighted average discount rate was 3.56% and 3.65% as of December 31, 2020 and 2021, respectively.
Future minimum lease payments under the operating leases as of December 31, 2021, were as follows:

Operating Lease Obligations
Fiscal Year:
2022	$3,051
2023	2,002
2024	797
2025	130
2026	130
2027 and thereafter	8

Total	6,118
Less imputed interest	232

Present value of net future minimum lease payments	5,886
Less operating lease liabilities-current	2,899

Long-term operating lease liabilities	$2,987

Operating lease expenses for the years ended December 31, 2019, 2020 and 2021 are US$4,775 thousand, US$4,261 thousand, and US$4,574 thousand, respectively. For the supplemental cash flow information related to lease, the cash paid for amounts included in the measurement of operating lease liabilities was US$3,233 thousand, US$3,226 thousand and US$3,502 thousand for the year ended December 31, 2019, 2020 and 2021, respectively.

18. COMMITMENTS AND CONTINGENCIES
Office Building Construction
On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei and entered into a property development agreement in May 2021, at which time it delivered a US$5,322 thousand performance bond secured by a certificate of deposit. Based on the terms of the property development agreement, the Company is required to complete construction within three years after the construction license is approved.
Litigation
From time to time, the Company is subject to threats of litigation or actual litigation in the ordinary course of business, some of which may be material. On April 5, Rampart Asset Management LLC., commenced a patent infringement lawsuit against the Company in the United States District Court of the Eastern District of Texas, Marshall Divisions. As the case is in its preliminary phase, the Company has not been served with a complaint in this matter. The Company intends to defend this matter and although the ultimate outcome cannot be predicted with certainty, based on the current information available, the Company does not believe the ultimate liability, if any, will have a material adverse effect on its financial condition or results of operations.
19. SEGMENT INFORMATION
The Company is the global leader and pioneer in developing NAND flash controllers for solid state storage devices. The Company currently operates as one reportable segment. The chief operating decision maker (“CODM”) is the Chief Executive Officer. The fact that the Company operates in only one reportable segment is because the decisions on allocation of resources and other operational decisions are made by the CODM based on his direct involvement with the Company’s operations and product development.
The Company groups its products into three categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Mobile Storage	441,700	532,682	910,569
Mobile Communications	10,356	—	—
Others	5,197	6,839	11,531

	457,253	539,521	922,100

Revenue is attributed to a geographic area based on the
bill-to
location and is summarized as follows:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Taiwan	77,117	95,023	159,575
United States	63,432	42,099	53,517
Korea	52,885	24,261	21,569
China	123,261	154,789	286,605
Malaysia	50,663	46,319	73,264
Singapore	45,032	97,813	219,214
Others	44,863	79,217	108,356

	457,253	539,521	922,100

Major customers representing at least 10% of net sales are as follows:

	Year Ended December 31
	2019		2020		2021
	US$	%	US$	%	US$	%
Intel	75,608	16	*	*	94,781	10
Micron	67,682	15	127,708	24	243,204	26

*	Less than 10%
Long-lived assets (property and equipment, net) by geographic area are as follows:

	Year Ended December 31
	2019	2020	2021
	US$	US$	US$
Taiwan	94,996	102,420	111,341
China	3,117	2,770	12,518
Others	375	306	619

	98,488	105,496	124,478