Form 20-F
period 2022-12-31
Silicon Motion Technology CORP
filed 2023-04-28
CIK 1329394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 132,215,732 ordinary shares as of December 31, 2022, US$0.01 par value per share.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
of the Exchange Act):    Yes  ☐    No  ☒

i

EXPLANATORY NOTE

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” is to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” is to the Republic of Korea, or South Korea;

•	“Nasdaq” is to the Nasdaq Global Select Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with a par value US$0.01 per share;

•	“U.S. GAAP” is to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” the “Company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation and its subsidiaries.

Silicon Motion, the Silicon Motion logo, NANDSustain, NANDXtend, SSDLifeGuard, SSDLifeSaver, TurboMLC, FerriSSD, Ferri-eMMC, Ferri-UFS, the powered by SiliconMotion logo, InstantView, MonTitan, the MonTitan logo, PerformaShape, NANDCommand, the Shannon Systems logo, PCIe-RAID, DIRECT-IO, Hyper-IO, Bigtera, the Bigtera logo, VirtualStor, CloudStor, and StorVisor are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this document.

Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

On May 5, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc., a Delaware Corporation (“MaxLinear”), and Shark Merger Sub, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly owned subsidiary of MaxLinear (“Merger Sub”). The Merger Agreement and the Merger (as defined below) have been unanimously approved by the boards of directors of the Company, MaxLinear and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (2022 Revision) of the Cayman Islands, with the Company continuing as the surviving company and a wholly owned subsidiary of MaxLinear.

Under the terms of the Merger Agreement, the transaction consideration will consist of US$93.54 in cash and 0.388 shares of MaxLinear common stock for each ADS of the Company (other than ADSs representing certain customary excluded shares) and US$23.385 in cash and 0.097 shares of MaxLinear common stock for each ordinary share of the Company not represented by ADSs (other than certain customary excluded shares), in each case, with cash in lieu of any fractional shares of MaxLinear common stock as set forth in the Merger Agreement. Upon the closing of the Merger, the current MaxLinear stockholders are expected to own approximately 86% of the combined company and former security holders of the Company are expected to own approximately 14% of the combined company. Based on the closing price of MaxLinear shares on May 4, 2022, the implied value of the total transaction consideration for the Company is approximately $4.3 billion. Pursuant to the Merger Agreement, MaxLinear will assume the Company’s vested and unvested employee stock-based compensation awards.

On July 13, 2022, MaxLinear’s registration statement on Form S-4, which registered shares of MaxLinear common stock to be issued in the Merger, was declared effective by the SEC. On July 13, 2022, we called for an extraordinary general meeting of shareholders (the “EGM”) to approve the Merger Agreement, the Merger and all other transactions and arrangements contemplated by the Merger Agreement. On August 31, 2022, we held the EGM at which our shareholders approved (a) the Merger Agreement; (b) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands; (c) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; and (d) all other transactions and arrangements contemplated by the Merger Agreement.

The Merger is subject to customary closing conditions, including antitrust approval by the State Administration for Market Regulation (“SAMR”) in China. MaxLinear and the Company cannot predict with certainty the length of SAMR’s review, but expect a final determination by SAMR in the second or third quarter of 2023, or even later. On June 27, 2022, the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) expired with respect to the Merger. If the parties have not closed the Merger by June 27, 2023, they will need to re-file under the HSR Act.

Unless indicated otherwise by the context, the discussion in this annual report regarding our future business plans and activities does not take into account the effect of the consummation of the Merger, which is currently anticipated to be in either the second or third quarter of calendar year 2023, or even later. However, the exact timing of completion of the Merger cannot be predicted because the Merger continues to be subject to the closing conditions specified in the Merger Agreement which have not been satisfied, many of which are outside of our control.

For further information on the Merger Agreement and its conditions, as well as on the EGM, see our reports on Form 6-Ks, including our Proxy Statement on Form 6-K (the “Merger Proxy Statement,” and together, the “Merger-Related Materials”), filed with or furnished to the SEC on May 6, 2022, June 28, 2022, July 13, 2022, July 19, 2022, August 31, 2022 and September 1, 2022, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the “safe harbor” created by those sections. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; the expected timing of the closing of the Merger; the satisfaction or waiver of any conditions to the Merger; anticipated benefits, growth opportunities and other events relating to the Merger; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties, including, but are not limited to, those identified under “Risk Factors” and elsewhere in this annual report on Form 20-F and the Merger Proxy Statement that could cause actual results and performance to be materially different from those projected. Given these factors, risks and uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

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

Risks Related to the Merger

•

The Merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact the price of our ADSs, our business, financial condition, and results of operations.

•	The fact that there is a Merger pending could materially impact our business and results of operations.

•	Some of our directors and officers may have interests that may be different from, or in addition to, the interests of our shareholders.

•

The restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

•

If the Merger is not consummated by the outside date set forth in the Merger Agreement (as it may be extended in accordance with the Merger Agreement (the “Outside Date”)), either we or MaxLinear may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

•

Our shareholders could file claims challenging the Merger, which may delay or prevent the closing of the Merger and may cause us to incur substantial defense or settlement costs, or otherwise adversely affect us.

Risks Related to our Business

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

•	Our SSD solutions product performance could continue to adversely affect our results of operations.

•	The loss of any of our key personnel or the failure to attract or retain specialized technical or management personnel could impair our ability to grow our business.

•

We rely on independent semiconductor foundries and subcontractors for the fabrication, assembly and testing of our integrated circuits, and any limitation of their available capacity to us or failure to fulfill our orders satisfactorily could damage our relationships with our customers, decrease our sales or limit our ability to grow our business.

•	Failure to protect our intellectual properties or maintain the rights to certain other technologies may negatively impact our ability to compete.

•	Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

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

•	Our intellectual property indemnification practices may adversely impact our business.

•	We are exposed to potential impairment on investments.

•	Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

•	We are subject to cybersecurity risks.

•	Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense.

•	Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

•	There can be no assurance that we will declare cash dividends in the future in any particular amounts or at all.

•	If we are characterized as a passive foreign investment company, U.S. holders of our ADSs may experience adverse tax consequences.

•	Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate.

•	We operate primarily in regions that are susceptible to natural disasters.

•	We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.

•

The enactment of legislation implementing changes in the taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

•	We are subject to risks associated with the development and construction of our office buildings.

Risks Related to the Merger

The Merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact the price of our ADSs, our business, financial condition, and results of operations.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the Merger Agreement, including, among others:

•	approval by Nasdaq of the listing of the shares of MaxLinear common stock to be issued in the Merger;

•	the absence of certain orders that restrain, enjoin or prohibit the consummation of the Merger;

•	the expiration or termination of the applicable HSR Act waiting period and the receipt of clearance from SAMR;

•	subject to specified exceptions and qualifications for de minimis inaccuracies, materiality and material adverse effect, the accuracy of the representations and warranties with respect to the Company,

MaxLinear and Merger Sub, except to the extent any such inaccuracy would not reasonably be expected to have a material adverse effect on the Company or MaxLinear;

•	compliance in all material respects by the Company, MaxLinear and Merger Sub with their respective covenants and agreements contained in the Merger Agreement; and

•	the absence of a continuing material adverse effect on the Company since the date of the Merger Agreement.

Although the currently applicable HSR Act waiting period has expired, if the parties have not closed the Merger by June 27, 2023, they will need to re-file under the HSR Act. In addition, no assurance can be given that each of the other conditions will be satisfied. The Merger Agreement may also be terminated under the circumstances described in the Merger Proxy Statement. If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the transaction consideration will also be delayed. See “Explanatory Note”.

If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of our ADSs.

We also could be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition and results of operations could be materially adversely affected.

The fact that there is a Merger pending could materially impact our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from implementing growth strategies in existing markets or in new markets that we are targeting;

•	potential diversion of public attention from the positioning of our independent brand and products in a manner that appeals to customers;

•	the fact that we will continue to incur expenses related to the Merger prior to its closing;

•

our potential inability to respond effectively to competitive pressures, industry developments and future opportunities, in particular, given certain restrictions on the conduct of our business during the interim period between signing and closing of the Merger due to pre-closing covenants in the Merger Agreement;

•	being subject to costly litigation associated with the Merger; and

•

our current and prospective employees may be uncertain about their future roles and relationships with us following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

Some of our directors and officers may have interests that may be different from, or in addition to, the interests of our shareholders.

Certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s other shareholders, which interests are described in the Merger Proxy Statement. These interests include, among other things, the rights to accelerated vesting of equity awards, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement.

The restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, the Merger Agreement generally prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations.

If the Merger is not consummated by the Outside Date, either we or MaxLinear may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the Merger Proxy Statement and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as, (1) approval by Nasdaq of the listing of the shares of MaxLinear common stock to be issued in the Merger, (2) the absence of certain orders that restrain, enjoin or prohibit the consummation of the Merger, (3) the expiration or termination of the applicable waiting period under the HSR Act and (4) the receipt of clearance SAMR. If the Merger has not been completed by the Outside Date, either the Company or MaxLinear may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by the Company’s shareholders, except that the right to terminate the Merger Agreement would not be available to a party that is in material breach of the Merger Agreement or whose actions or omissions, which constitute a breach of the Merger Agreement, are a principal cause of, or primarily result in, the failure of the Merger to be completed on or before that date.

Our shareholders could file claims challenging the Merger, which may delay or prevent the closing of the Merger and may cause us to incur substantial defense or settlement costs, or otherwise adversely affect us.

Our shareholders may file lawsuits challenging the Merger. The outcome of any claim and / or litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the Merger is the absence of any provision of applicable law or order by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial conditions, results of operations and cash flows.

Risks Related to our Business

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

Our operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control, including, but not limited to:

•	business conditions, including downturns in market segments, such as the computing and mobile markets, in which we operate, or in global and regional economies;

•	the availability and pricing of third-party semiconductor foundry, assembly, packaging and testing services, including their yield, and related raw materials;

•	significant reduction, changes in timing or cancellation of customer orders;

•	regional and global inflationary pressures;

•	changes in our customers’ sales outlook, purchasing patterns and inventory adjustments;

•	the loss of a design-win or key customer;

•	competitive and pricing pressures, including new product introductions and other actions taken by competitors;

•	availability and cost of NAND flash used in our and our customer’s products;

•	changes in our product mix, especially relating to the sales of our NAND flash controllers and SSD solutions, and their effect on our gross margin;

•	the unpredictable consequences of public health emergencies such as COVID-19, further discussed in the following Risk Factor, and natural or man-made disasters;

•	inventory impairment uncertainties relating to the effects of volatile NAND flash price and excess inventory;

•	our ability to develop, market and transition to volume production of new or enhanced products in a cost-effective and timely manner;

•	changes in the timing and number of tape-outs and other significant R&D expenses;

•	competitive pressure to attract, retain and motivate a highly skilled workforce, including R&D personnel;

•	intellectual property disputes; and

•	changes in our effective tax rate.

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

Similar to most companies, we are exposed to risks from fluctuations in inflation. In particular, increasing or high inflation rates could adversely affect our business by increasing the cost of raw materials, energy, labor and transportation of goods. Current or future efforts by governments in locations where we operate to stimulate the economy may increase the risk of significant inflation. In the event of an increase in rates of inflation, we may seek to increase the sales prices of our solutions in order to maintain satisfactory profits. Such increases in prices may not be accepted by our customers and may not be sufficient to compensate us for the negative impact of inflation. Inflation might also reduce disposable income on a macro basis, eroding savings values, which could affect the demand for products that contain our solutions. If we are not able to offset the effects of increased inflation, it could have a negative effect on our business, financial condition, results of operations and cash flows.

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

Substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and often without penalty to them, which limits our ability to accurately forecast sales and maintain adequate inventory levels, manufacturing capacity and operating infrastructure requirements. Our customers, most of whom are NAND flash makers and module makers, face difficulties in predicting demand for their storage devices using our products, which could result in the procurement forecast provided to us changing at short notice. The majority of our customers are building storage devices such as SSDs used in PCs and other client devices and embedded MultiMediaCard (“eMMC”) and universal flash storage (“UFS”) mobile embedded storage used primarily in smartphones and other smart devices and are dependent on original equipment manufacturers (“OEMs”) of these devices accurately anticipating end-consumer demand, which has historically been difficult and subject to unpredictable deviations from past sales patterns. Also, since a significant portion of our quarterly sales, especially from module maker customers targeting channel markets, are from orders received and fulfilled in that quarter, our visibility as to expected orders from these customers in subsequent periods and for any extended period of time is limited. The multiple layers of forecasts from other customers and from their customers may introduce other errors into our estimates of anticipated sales.

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

Industry-wide fluctuations in the PC and smartphone markets could have a materially adverse effect on our operating results. A large portion of our controller sales are for the PC and smartphone markets, both of which are mature and have experienced flat-to-declining sales trends because of market saturation and longer replacement cycles. Changes in demand for devices have been more volatile during since the start of the Covid-19 pandemic, with periods of strong demand and periods of weak demand. As the pandemic abates, there is no assurance that supply-demand volatility will also abate.

We have benefitted and should continue to benefit from technological changes in PCs and other client devices and in smartphones and tablets, such as the replacement of hard disk drives (“HDDs”) with SSDs in PCs and other client devices and the replacement of eMMC with UFS mobile embedded storage in smartphones and tablets. When a significant majority of PCs and client devices have adopted SSDs and smartphones and tablets have adopted UFS, we expect growth in demand for controllers for client SSDs and UFS will decelerate and stop. Smartphones and tablets have in recent years cannibalized the sale of PCs and it is possible smartphones and tablets could be replaced by other types of mobile computing and communications devices, and these changes could also lead to unfavorable demand for our products.

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

Our business has been, and will continue to be, adversely impacted by the effects of the ongoing COVID-19 pandemic. The degree to which COVID-19, and variants of COVID-19, impacts our results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact including the ongoing roll out of vaccinations and vaccine boosters, other actions taken by governments, businesses and individuals in response to the virus and resulting economic disruption and how quickly and to what extent normal economic and operating conditions can resume in each geographic location we conduct business in. We are similarly unable to predict the extent of the impact of the pandemic on our customers and suppliers and their financial conditions, but a material effect on them could also materially adversely affect us.

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

The pandemic has caused us to modify our business practices, including limiting or restricting employee travel, enforcing work-from-home and social distancing and canceling physical meetings, events, and conferences. We may take further actions as required by government authorities, or that we determine are in the best interests of our employees, customers and suppliers. Work-from-home and other measures introduce additional operational risks, including cybersecurity risks, and have affected the way we conduct our product development, validation and qualification, business development, sales and customer support, as well as other activities, which could have a material adverse effect on our operations. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and harm our ability to perform critical functions.

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

While some governments have recently eased some of the restrictions put in place, the emergence of new variants could cause further restrictions to be put in place.

We may pursue acquisitions, investments and dispositions, which could adversely affect our results of operations.

Our growth strategy includes the acquisition of, and investment in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. Our past acquisitions include Shannon Systems in 2015 and Bigtera in 2017. Our investments include Kinara (previously known as Deep Vision, Inc.) in 2018, 2020 and 2021 and BIWIN Storage Technology Corp. (referred to herein as “BIWIN”) in 2021. We may not be able to identify suitable acquisition or investment opportunities, or to consummate any such transactions. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate and we may not realize the expected financial or strategic benefits of any such transaction.

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

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 56%, 65% and 67% of our net revenue in 2020, 2021 and 2022, respectively. Sales to our significant customers represented 24%, 36% and 45% of our net revenue in 2020, 2021 and 2022, respectively. In 2020, the significant customer was Micron. In 2021, the significant customers were Intel and Micron and in 2022, were Micron and SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

We have changed our commercial arrangement with a few of our SSD solutions customers to a NAND consignment arrangement, where our customers procure and maintain ownership of the NAND flash components used in the SSD solutions that we design and build for them, and the gross margins of these types of sales are higher than the sales of products where we are responsible for procuring NAND flash components. We cannot assure you that in the future, we can increase the proportion of SSD solutions sales using a NAND consignment arrangement and if more sales are conducted using a NAND consignment arrangement, that it would lead to improvements in our operating results.

Our SSD solutions product performance could continue to adversely affect our results of operations.

We are primarily a fabless semiconductor company focused on NAND flash controllers and the sales of these controllers account for a significant majority of our overall sales. In addition, we also sell SSD solutions, mostly Ferri industrial SSDs and Shannon enterprise SSDs, but also Bigtera software-defined storage solutions and appliances. We introduced our Ferri products in 2011, acquired Shannon in 2015 for US$45.6 million, acquired Bigtera in 2017 for US$4.7 million and are developing our FlashGo all-flash array storage solution. Both our Shannon and Bigtera acquisitions have not met financial expectations to date, have been dilutive to our gross margins, operating margins and earnings per ADS, and led to US$16.0 million and US$17.5 million write-downs of Shannon goodwill and intangible assets in 2019 and 2020, respectively, US$4.1 million write-down of Bigtera goodwill and intangible assets in 2018. We cannot provide assurance that in the future, we will be able to sell our Shannon and Bigtera products profitably or if we will incur further write downs of inventories. If we are able to expand the sales of our SSD solutions, we cannot provide assurance that expanded sales of these products will not negatively affect our gross margin and operating margin, which could negatively affect the market price of our ADSs. Furthermore, even if we are able to sell our SSD solutions to customers profitably, our return on invested capital for SSD solutions will likely be materially lower than our corporate average primarily because of lower product profitability and higher investments, mainly for working capital necessary for financing NAND and other inventory, and this could negatively affect our overall financial return and the market price of our ADSs.

Our SSD solutions are modules, software and appliances, which are different from our primary controller products, which are integrated circuits and have different financial characteristics. Our SSD solutions gross margin is materially lower than our controller gross margin because these products are generally less differentiated and, in the case of our Ferri and Shannon SSDs, where NAND flash components are the majority of their cost of sales, we have limited ability to mark-up the cost of NAND flash components that we procure. We are also subject to NAND price volatility with our Ferri and Shannon SSDs; because of rapidly falling NAND prices, we wrote-down US$5.5 million of NAND components and SSDs in inventory in 2020, US$4.3 million in 2021 and US$8.1 million in 2022. With our Bigtera products, we have had issues with sales returns, with US$2.5 million in 2019. We cannot assure you that in the future our results of operations will not be negatively affected by further NAND component and SSD inventory write-downs and Bigtera sales returns.

The loss of any of our key personnel or the failure to attract or retain specialized technical or management personnel could impair our ability to grow our business.

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

In addition, if any other members of our senior management or any of our other key personnel depart, join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan and other foreign countries, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan or other foreign countries due to the constantly evolving nature of their respective legal systems.

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

The ability of each foundry to provide us with semiconductors is limited by its available capacity and access to wafers, and the ability of each subcontractor to assemble and test our products is limited by available capacity and access to substrates and other raw materials. We do not have long-term agreements with any of these foundries and subcontractors and we place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries and subcontractors can allocate capacity to the fabrication, assembly and testing of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry and subcontractor customers that are larger and better financed than we are, or have long-term agreements with these foundries and subcontractors, may induce these foundries and subcontractors to reallocate capacity to them which could impair our ability to secure manufacturing, assembly and testing capacity that we need for our products. Other factors that could materially adversely affect our business and results of operation include, but are not limited to, our foundries and subcontractors being unable to secure the necessary raw materials from their suppliers, experience power outages, lack sufficient capacity to manufacture our products or suffer other disruption or reduction in efficiency. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

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

Failure to protect our intellectual properties or maintain the right to certain other technologies may negatively impact our ability to compete.

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

As of March 31, 2023, we have 2,490 patents and 1,203 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Moreover, in the past we have been involved in litigation with parties that claimed that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or that may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us or our customer(s) to withdraw or recall certain products from the market or redesign certain products offered for sales or under development. We may also be liable for damages for past infringement and royalties for future use of certain technologies. See “Item 8. Legal Proceedings” below.

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

We face competition from a number of competitors, including Marvell and Phison, our flash memory customers and smaller merchant suppliers in China. We expect to face competition in the future from our current and potential competitors. In addition, some of our flash memory customers could developed products and technologies that replace their need for our products or otherwise reduce their demand for our products.

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

We have made investments in equity securities with an aggregate value of approximately US$9.3 million as of December 31, 2022. If the companies that we invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses that we have invested decline significantly, we could incur impairment charges that could have a material impact on our results of operations.

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

Our management and independent registered public accounting firm have concluded that our internal controls over financial reporting as of December 31, 2022 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our consolidated financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

We are subject to cybersecurity risks.

We experience cyberattacks of varying degrees on our technology infrastructure and systems and, as a result, unauthorized parties have obtained in the past, and may in the future obtain, access to our computer systems and networks. The technology infrastructure and systems of our customers, suppliers, vendors and partners may also experience such attacks. Cyberattacks are external and internal threats that include, but are not limited to, malware, phishing, advanced persistent threats, denial of service attacks, malicious software downloads, insider security breaches, and hardware and software vulnerabilities. We believe cyberattack attempts are increasing not only in number also in scope and that perpetrators of cyberattacks continue to develop increasingly sophisticated systems and means to not only attack systems and damage data, but also evade detection or obscure their activities.

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

Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including but are not limited to the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply and demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation;

•	short selling or market manipulation activities;

•	announcements by us, our competitors, our customers, or their other suppliers of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•	economic and social effects of the COVID-19 virus and the emergence of additional variants to the COVID-19 virus or other pandemics;

•	the payment or non-payment of cash dividends at the discretion of our board of directors;

•	the announcement and implementation of share repurchase programs;

•	announcements by us or our competitors of significant acquisitions, divestitures or partnerships; and

•	actual or anticipated changes in the global economic or industry outlook.

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

There can be no assurance that we will declare cash dividends in the future in any particular amounts or at all.

In January 2013, our Board of Directors declared our first quarterly cash dividend and has subsequently declared and paid dividends in each successive quarter. In November 2015, our Board changed the dividend declaration from quarterly to annually, with payments made in four quarterly installments. Pursuant to the terms of the Merger Agreement, during the period prior to the closing of the Merger, we are not permitted to declare, set aside, make or pay any dividend or other distribution other than the remaining quarterly dividends previously declared in October 2021 (the last of which was paid in August 2022). In the event the Merger Agreement is terminated, the decision to declare dividends in the future, if any, and their timing and amount, will depend on, among other things, that the dividend payment is in the best interests of our shareholders, business visibility, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the Board may deem relevant and any dividend declaration is at the discretion of our Board. Any future dividend payments may change from time to time, and we cannot provide assurance that we will in the future declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

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

Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate.

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our integrated circuits are manufactured, assembled and tested by third-parties located in China and Taiwan. We generated 92%, 94% and 86% of our revenue in 2020, 2021 and 2022, respectively, from sales to customers outside the United States, and for the year ended December 31, 2022, 58% of our revenue was from sales in three jurisdictions, China, Singapore and Taiwan. Our controller research and development is conducted primarily in Taiwan and our SSD solutions research and development is conducted in both China and Taiwan. Most of our corporate functions are located in Taiwan. These operations are directly influenced by the political and economic conditions of the country in which they are located. We do not expect the portion of our business located outside of the United States to change in the future.

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

Most of our business operations are in Taiwan, a self-governing democracy, with a unique international political status, that is claimed by China and receives security from the United States under the Taiwan Relations

Act. China asserts that Taiwan is part of China, seeks the unification of Taiwan and has not ruled out the use of force to achieve this. China is also increasingly assertive in the region and claims sovereignty over much of the South China Sea south of Taiwan and has unilaterally established an Air Defense Identification Zone, or ADIZ, in the East China Sea north of Taiwan. The United States does not recognize China’s ADIZ and conducts regular freedom of navigation operations in the areas claimed by China. In 2016, China dismissed the United Nation’s Permanent Court of Arbitration ruling against it in its claims to the South China Sea. Tensions between Taiwan and China and between the United States and China have increased in recent years.

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

Furthermore, our principle executive offices are in Hong Kong. Previous pro-democracy protests and recent COVID-19 containment activities have affected our Hong Kong operations and China’s new national security law for Hong Kong has reduced its autonomy and could lead to further repercussions from the United States, Taiwan and other countries that more adversely affect our operating arrangements, whether commercial or regulatory in nature.

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

The enactment of legislation implementing changes in the taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

Legislation is introduced from time to time to reform the taxation of international business activities. The Organisation for Economic Co-operation and Development, or OECD, has released guidance covering various topics, including country-by-country reporting, definitional changes to permanent establishment and guidelines in determining arm’s length transfer pricing. This guidance is collectively referred to as Base Erosion and Profit Shifting, or BEPS, an initiative that aims to standardize and modernize global tax policy. Depending on legislation ultimately enacted in connection with this guidance by jurisdictions in which we operate, there may be significant consequences for us due to our large international business activities. For example, adoption of BEPS by foreign jurisdictions in which we operate could result in changes to tax policies, including transfer-pricing policies that could ultimately impact our tax liabilities to foreign jurisdictions. If any of these proposals are enacted into law, or if other international, consensus-based tax policies and principles are amended or implemented, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations. It is likely that new legislation enacted by several governments of countries in which we operate could lead to higher operating and tax expenses for our business in the near future.

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

Introduction

Silicon Motion Technology Corporation (“Silicon Motion”) is a corporation which was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”), in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA was a graphics processor company.

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high- performance storage solutions widely used in data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual properties developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion controllers, more than any other company in the world. More NAND flash components, including current and up-coming generations of flash produced by Intel, Kioxia, Micron, Samsung, SK Hynix, Western Digital and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

We are a world leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices. We also leverage our controller expertise to supply specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand and single-chip SSDs under the “FerriSSD,” “Ferri-eMMC,” and “Ferri-UFS” brands.

Our principal executive offices are located at Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong. The address of our United States operating subsidiary, Silicon Motion, Inc., is 690 N. McCarthy Blvd. Suite 200, Milpitas, CA 95035. The address of our Taiwan operating subsidiary, Silicon Motion, Inc., is 8/F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan. Our ADSs, each representing four of our ordinary shares, have been listed and traded on Nasdaq since June 2005. Our website address is www.siliconmotion.com. The information on our website should not be deemed to be part of this annual report. Additionally, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

The Merger

See “Explanatory Note” above.

Significant Subsidiaries of the Company

Below is a list of significant subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
Silicon Motion, Inc.	Taiwan
Silicon Motion Technology (Macao) Ltd.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong

Our Market and Products

We focus primarily on designing, developing and marketing: (i) NAND flash controllers for solid state storage devices, primarily SSDs used in PCs and other client devices and eMMC and UFS mobile embedded storage used in smartphones and IoT devices and (ii) SSD solutions, primarily small form-factor specialized SSDs used in industrial, commercial and automotive applications. In 2020, 50% to 60% of our net sales were of SSD controllers, 25% to 30% were eMMC and UFS controllers and 10% to 15% were SSD solutions. In 2021, 55% to 60% of our net sales were of SSD controllers, 30% to 35% were eMMC and UFS controllers and 5% to 10% were SSD solutions. In 2022, 45% to 50% of our net sales were of SSD controllers, 35% to 40% were eMMC and UFS controllers and 5% to 10% were SSD solutions.

NAND Flash Controllers

We offer a broad range of controllers for developing different categories of solid state storage devices that are used in a wide variety of applications. We provide controllers for computing-grade SSDs used in PCs and other client devices, enterprise-grade SSDs used in data centers, eMMC and UFS mobile embedded storage used in smartphones and IoT devices, flash memory cards and flash drives used as expandable storage and specialized SSDs used in industrial, commercial and automotive applications. For most of these applications we offer customers controllers, which are designed for a range of different price-performance trade-offs that enable the targeting of different market segments, such as value-line, mainstream and premium. Our controllers are a combination of integrated circuits and firmware and are offered as configurable platforms or turnkey solutions, which provide customers with options to customize products to achieve desired differentiation or focus on fast time-to-market. Since SSDs and mobile embedded storage products are defined by continuously evolving industry standards such those relating to, but are not limited to, the PCIe host interface, NVMe data transfer protocol and UFS storage specification, we provide controllers for the latest versions of these industry standards and design our solutions for customers to build storage devices with competitive product performance and compatibility with host devices. Our controllers are also designed to support the majority of the latest next generations of NAND flash components manufactured by vendors such as Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital and YMTC, which enables customers to have wide choices of components for developing and building storage devices. Controllers integrate technologies that are critical to their functionality and these include advanced error correction codes (“ECC”) and digital signal processing (“DSP”) engines for ensuring data reliability and sophisticated wear-leveling algorithms for maximizing the usable life of NAND flash components. We may also incorporate other technologies in our controllers such as encryption, power-loss protection, multimedia digital rights management and active temperature monitoring.

SSD Solutions

We use our unique controller technology to develop Ferri SSD solutions. Our FerriSSDs, Ferri-eMMCs, and Ferri-UFS products are highly reliable industrial-, commercial- and automotive-grade single-chip SSDs, which are developed for a wide-range of embedded applications that require high data rate, small form factor and compliance with industry standards. We offer customers firmware customization for performance tuning as a value-added service.

Our Customers

We sell our products to NAND flash makers, module makers, hyperscalers and OEMs worldwide. Most of our high performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading supplier of SSD controllers used in data centers, PCs, automotive and other client devices and a leading merchant supplier of eMMC and UFS controllers used in smartphones and IoT devices. Sales to our five largest customers represented approximately 56%, 65% and 67% of our net revenue in 2020, 2021 and 2022, respectively. Sales to our significant customers representing 24%, 36% and 45% of our net revenue in 2020, 2021 and 2022, respectively. In 2020, the significant customer was Micron. In 2021, the significant customers were Intel and Micron and in 2022, were Micron and SK Hynix. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 70% of our sales in 2020, 67% of our sales in 2021, and 79% of our sales in 2022 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors and sales reps located throughout the world. We selected these distributors and reps based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis and product marketing. We seek to work with potential and existing customers early in their design process to best match our products to their needs, and more broadly, to ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our research and development, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as IEEE, JEDEC, NVM Express, and Open Compute Project (OCP) helps us monitor the latest industry developments and promote our corporate profile. Our marketing group also works with our sales teams to identify new business opportunities.

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

Our primary research and development centers are located in Hsinchu and Taipei, Taiwan, and Shanghai, China. Our facilities in Hsinchu and Taipei focus primarily on our NAND flash controller products, and our facilities in Shanghai focus primarily on specific product requirements of our customers in China.

Our research and development activities broaden and strengthen our portfolio of intellectual properties, including patents and trade secrets. As of March 31, 2023, we have 2,490 patents and 1,203 pending applications worldwide, and we will continue to actively pursue the filing of additional patent applications in important jurisdictions.

Our research and development expenses were approximately US$121.8 million, US$164.3 million, and US$188.5 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Seasonality

See “Risk Factors — Our financial conditions and results of operations may vary from quarter to quarter, which may cause the price of our ADSs to decline.”, “Risk Factors — We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations.” and “Risk Factors — NAND industry cyclicality could adversely affect our growth and profitability.” in Item 3 above and “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations” in Item 5 below.

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

As of March 31, 2023, we have 2,490 patents and 1,203 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

Facilities

As of the date of this annual report, we occupy facilities totaling approximately 418,900 square feet, which house our management and administration, operations, research and development and sales and marketing departments. Of our facilities, approximately 182,400 square feet are owned and approximately 236,500 square feet are occupied under leases. We consider our facilities insufficient to meet our future operational requirements and in 2018, purchased 65,700 square feet of land in Hsinchu, Taiwan for the construction of a future office building and in 2021, executed a property development agreement for the construction of a future office building in Taipei, Taiwan. See “Risk Factor — We are subject to risks associated with development and construction of our office buildings.” The table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Hsinchu, Taiwan	Research & development, management & administration	233,700
Taipei, Taiwan	Research & development, sales & marketing	87,800
Shanghai, China	Research & development, sales & marketing	43,400
Shenzhen, China	Sales & marketing	20,200
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	20,500

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

Overview

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high- performance storage solutions widely used in data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual properties developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion controllers, more than any other company in the world. More NAND flash components, including current and up-coming generations of flash produced by Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

We are a world leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices. We also leverage our controller expertise to supply specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand and single-chip SSDs under the “FerriSSD,” “Ferri-eMMC” and “Ferri-UFS” brands.

Summary of Consolidated Financial Results

Summary of the year ended December 31, 2022 include the following:

•	Total revenue increased by 3% to US$945.9 million from US$922.1 million in the prior year.

•	Gross profit as a percentage of revenue decreased by 0.8% points to 49.2% from 50.0% in the prior year.

•	Total operating expenses increased by 17% to US$251.9 million from US$214.9 million in the prior year.

•	Operating profit decreased by 13% to US$213.9 million from US$245.9 million in the prior year.

•	Income tax expense as a percentage of income before income tax decreased to 18.8% from 19.1% in the prior year.

•	Diluted earnings per ADS decreased by 9.6% to US$5.17 from US$5.72 in the prior year.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns.

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2020	2021	2022
Currency
U.S. dollars	98%	99%	97%
Chinese yuan	2%	1%	3%

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

Non-operating income and expenses. Our non-operating income and expenses include loss from the disposal of a subsidiary, gains or losses on the sales of investments, unrealized holding gain on investment, interest from deposited cash or short-term investments, gains or losses on foreign exchange rates, interest paid on loans and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments quarterly and make corresponding write-downs as required to the value of the long-term investments.

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

Inventory valuation. We value inventories at the lower of cost or net realizable value for raw materials, work-in-process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. We assess net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses. We wrote down US$6.9million, US$5.7 million and US$15.8 million in 2020, 2021 and 2022, respectively, for estimated obsolete or unmarketable inventory, with write-downs in 2020, 2021 and 2022 primarily related to the value of NAND components and SSDs in inventory affected by rapidly falling NAND prices and the restructuring of our underperforming product lines.

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

Goodwill. We record goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. We measure and test goodwill on an annual basis or more frequently if we believe indicators of impairment exist. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our impairment test. We have adopted FASB Accounting Standard Update 2017-04, which removed step two from the goodwill impairment test, in conjunction with our annual review for impairment. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values was also compared to our market capitalization plus control premium for reasonableness.

In 2020, we recorded an impairment charge of US$17.5 million related to our Shannon acquisition. The worse than expected business outlook and lower cash flow projections of these reporting units led to reductions in their fair market value and the assessment of impairment charges for the difference of carrying value in excess of fair market value. The estimate of cash flow was based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparable. We based our fair value estimates on assumptions we believed to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represented the best estimate that we had at that time and we believed that its underlying assumptions were reasonable.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax residents in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Macau and China with statutory tax rates of 20%, 16.5%, 12% and 25%, respectively, and estimate our actual current tax exposure together with assessed temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2020, 2021 and 2022 was US$20.8 million, US$21.8 million and US$20.2 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2020, 2021 and 2022 was US$19.0 million, US$26.3 million and US$37.1 million, respectively. As of December 31, 2021 and 2022, US$6.4 million and US$6.8 million, respectively, of interest and penalties were accrued. Fiscal years 2017 through 2022 remain subject to examination by the US Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next

12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 13 to the consolidated financial statements for further information regarding changes in unrecognized tax benefits during 2022.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
Net sales	100.0%	100.0%	100.0%
Cost of sales	51.8	50.0	50.8

Gross profit	48.2	50.0	49.2

Operating expenses:
Research and development	22.6	17.8	20.0
Sales and marketing	4.6	3.1	3.3
General and administrative	2.9	2.4	3.3
Impairment of goodwill	3.2	—	—
Loss from settlement of litigation	—	—	0.0

Total operating expenses	33.3	23.3	26.6

Operating income	14.9	26.7	22.6

Non-operating income (expenses):
Unrealized holding gain on investments	—	—	0.1
Gain from disposal of short-term investments	0.0	—	—
Interest income	0.9	0.1	0.3
Foreign exchange gain (loss), net	0.1	0.0	(0.5)
Interest expense	0.0	0.0	0.0
Other income (loss), net	0.0	0.0	0.0

Total non-operating income (loss)	1.0	0.1	(0.1)

Income before income taxes	15.9	26.8	22.5
Income tax expense	1.1	5.1	4.2

Net income	14.8%	21.7%	18.3%

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

Net sales.

	Years Ended December 31
	2021		2022
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile Storage	910,569	99	926,760	98	16,191	2
Others	11,531	1	19,161	2	7,630	66

Net sales	922,100	100	945,921	100	23,821	3

In 2022, our net sales increased by 3% year-over-year to approximately US$945.9 million. Our Mobile Storage revenue increased by 2% year-over-year primarily because of increasing sales of eMMC and UFS controllers. Our SSD controller sales decreased in the range of 5% to 10% year-over-year to account for 45% to 50% of revenue, a lower percentage of net sales than the prior year, eMMC plus UFS controller sales increased in the range of 15% to 20% year-over-year to account for 35% to 40% of revenue, a higher percentage of net sales than the prior year, and SSD solutions sales increased in the range of 30% to 35% year-over-year to account for 5% to 10% of revenue, a similar percentage of net sales as the prior year.

Gross profit.

	Years Ended December 31
	2021		2022
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Gross profit	460,795	50	465,831	49	5,036	1

Gross profit as a percentage of net sales decreased to 49% in 2022 as compared to 50% in 2021 primarily because of significant inventory value write-downs of memory components and finish products relating our SSD solutions. Our gross profit excluding obsolete and unmarketable inventory write-downs as a percentage of revenue was approximately 51% in both 2021 and 2022.

Research and development expenses.

	Years Ended December 31
	2021		2022
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	98,752	11	106,740	11	7,988	8
Stock-based compensation	12,864	1	18,678	2	5,814	45
Other research and development	52,675	6	63,114	7	10,439	20

Research and development	164,291	18	188,532	20	24,241	15

Our research and development expenses increased by 15% year-over-year to approximately US$188.5 million in 2022. Salary and benefits increased by 8% year-over-year to approximately US$106.7 million in 2022. Stock-based compensation increased by 45% year-over-year to approximately US$18.7 million. Other research and development expenses increased by 20% year-over-year to approximately US$63.1 million, primarily because of higher IC tape-outs and other project expenses in 2022.

Sales and marketing expenses.

	Years Ended December 31
	2021		2022
	US$	% of net sales	US$	% of net sales	$ change	% change
	(in thousands, except percentage data)
Salary and benefits	19,241	2	19,166	2	(75)	(0)
Stock-based compensation	2,366	—	2,736	—	370	16
Other sales and marketing	7,206	1	9,635	1	2,429	34

Sales and marketing	28,813	3	31,537	3	2,724	10

Our sales and marketing expenses increased by 10% year-over-year to approximately US$31.5 million in 2022. Salary and benefits were stable year-over-year to approximately US$19.2 million in 2022. Stock-based compensation increased by 16% year-over-year to approximately US$2.7 million in 2022. Other sales and marketing expenses increased by 34% year-over-year to approximately US$9.6 million.

General and administrative expenses.

	Years Ended December 31
	2021		2022
	US$	% of net sales	US$	% of net sales	$ change	% change

	(in thousands, except percentage data)
Salary and benefits	12,245	1	13,853	2	1,608	13
Stock-based compensation	3,926	—	4,650	—	724	18
Other general and administrative	5,651	1	12,944	1	7,293	129

General and administrative	21,822	2	31,447	3	9,625	44

Our general and administrative expenses increased by 44% year-over-year to approximately US$31.4 million in 2022. Salary and benefits increased by 13% year-over-year to approximately US$13.9 million. Stock-based compensation increased by 18% year-over-year to approximately US$4.7 million in 2022. Other general and administrative expenses increased by 129% year-over-year to approximately US$12.9 million in 2022, primarily because of legal, financial advisory and other fees related to our pending sale to MaxLinear.

Stock-based compensation.

The following table presents details of total stock-based compensation that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2021		2022
	US$	% of net sales	US$	% of net sales	$ change	% change

	(in thousands, except percentage data)
Cost of sales	389	—	597	—	208	53
Research and development	12,864	1	18,678	2	5,814	45
Sales and marketing	2,366	—	2,736	—	370	16
General and administrative	3,926	—	4,650	—	724	18

Total stock-based compensation	19,545	1	26,661	2	7,116	36

See Note 15 to consolidated financial statements for a discussion of activity related to share-based awards.

Loss from settlement of litigation. We paid US$390 thousand in 2022 to settle an IP-related claim.

Unrealized holding gain on investment. We recognized a gain of US$896 thousand for the difference between market value and cost of long-term investments in 2022.

Interest income. Our interest income increased to approximately US$2.7 million for the year ended December 31, 2022 from approximately US$1.3 million for the year ended December 31, 2021.

Interest expense. Interest expense increased to US$71 thousand for the year ended December 31, 2022 from nil for the year ended December 31, 2021.

Foreign exchange gain (loss), net. For the year ended December 31, 2022, we realized a foreign exchange loss of US$4,880 thousand, compared with a gain of US$193 thousand for the year ended December 31, 2021. We do not engage in any hedging activities.

Income tax expense (benefit). Income tax expense was approximately US$40.1 million for the year ended December 31, 2022 compared to an income tax expense of approximately US$47.3 million for the year ended December 31, 2021.

Net income (loss). Net income was approximately US$172.5 million for the year ended December 31, 2022 compared to a net income of approximately US$200.0 million for the year ended December 31, 2021.

For the discussion covering the comparison between the years ended December 31, 2021 and 2020, please refer to “Item 5” of our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Liquidity and Capital Resources

As of December 31, 2022, we had approximately US$232.2 million in cash and cash equivalents, a decrease of US$127.9 million from December 31, 2021. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities.

We believe cash we expect to generate from operating activities will be sufficient to meet our anticipated working capital needs, capital expenditures, and other commitments for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, and construction of our Hsinchu and Taipei office buildings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	117,229	174,698	83,892
Net cash used in investing activities	(21,545)	(28,164)	(32,942)
Net cash used in financing activities	(73,914)	(99,735)	(183,096)
Depreciation and amortization	13,562	17,160	18,931
Capital expenditures	(19,545)	(24,657)	(32,942)

Operating activities

Our net cash provided by operating activities was approximately US$83.9 million for the year ended December 31, 2022, compared to net cash provided by operating activities of approximately US$174.7 million and US$117.2 million during 2021 and 2020, respectively.

For the year ended December 31, 2022, cash flow provided by operations of US$83.9 million resulted primarily from our net income of US$172.5 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$18.9 million of depreciation and amortization and US$26.7 million of stock-based compensation.

•

Net working capital increased by US$131.0 million. Inventories increased by US$102.8 million, notes and accounts receivable decreased by US$2.5 million, notes and accounts payable decreased by US$44.7 million, income tax payable decreased by US$2.1 million, and other assets net of other liabilities provided US$16.1 million of cash.

For the year ended December 31, 2021, cash flow provided by operations of US$174.7 million resulted primarily from our net income of US$200.0 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$17.2 million of depreciation and amortization and US$19.5 million of stock-based compensation.

•

Net working capital increased by US$60.5 million. Inventories increased by US$78.1 million, notes and accounts receivable increased by US$92.7 million, notes and accounts payable increased by US$36.2 million, income tax payable increased by US$37.3 million, and other assets net of other liabilities provided US$36.8 million of cash.

Investing activities

Our net cash used in investing activities was approximately US$32.9 million for the year ended December 31, 2022, compared to net cash used by investing activities of approximately US$28.2 million for the year ended December 31, 2021. In 2022, we paid US$19.7 million for the routine purchase of software, design tools and other items, and $13.2 million for building construction in Hsinchu.

Our net cash used in investing activities was approximately US$28.2 million for the year ended December 31, 2021, compared to net cash used by investing activities of approximately US$21.5 million for the year ended December 31, 2020. In 2021, we paid US$24.7 million for the routine purchase of software, design tools and other items and invested US$3.5 million in BIWIN and Kinara.

Financing activities

Our net cash used in financing activities was approximately US$183.1 million for the year ended December 31, 2022, compared to net cash used in financing activities of approximately US$99.7 million for the year ended December 31, 2021. Our cash used in financing activities in 2022 consists primarily of US$49.9 million of dividend payments and US$133.2 million for share repurchases.

Our net cash used in financing activities was approximately US$99.7 million for the year ended December 31, 2021, compared to net cash used in financing activities of approximately US$73.9 million for the year ended December 31, 2020. Our cash used in financing activities in 2021 consists primarily of US$54.0 million of dividend payments and US$45.7 million for share repurchases.

Capital Return to Shareholders

Dividend. On October 25, 2021, we announced an annual cash dividend of US$2.00 per ADS to be paid in four quarterly installments of US$0.50 per ADS, we paid US$54.0 million and US$49.9 million to shareholders in 2021 and 2022, respectively. Pursuant to the terms of the Merger Agreement, during the period prior to the closing of the Merger, we are not permitted to declare, set aside, make or pay any dividend or other distribution other than the remaining quarterly dividends previously declared in October 2021 (the last of which was paid in August 2022).

If the Merger Agreement is terminated, the declaration and payment of future cash dividends are subject to our Board’s continuing determination that the payment of dividends is in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the declaration and payment of cash dividends.

Share Repurchase. On December 7, 2021, our Board of Directors authorized a new share repurchase program to repurchase up to US$200 million of our ADSs over a 6-month period. In the year ended December 31, 2022, we repurchased 1.6 million ADSs for US$128.8 million at an average price of US$79.18 per ADS and in the year ended December 31, 2021, we repurchased 0.6 million ADSs for US$50 million at an average price of US$89.87 per ADS. Our previous share repurchase program, announced on November 21, 2018 and which authorized the repurchase of up to US$200 million of our ADSs over a 24-month period was extend on October 26, 2020 for an additional year. In the year ended December 31, 2020, we repurchased 0.6 million ADSs for US$25.0 million at an average price of US$39.93 per ADS, in the year ended December 31, 2019, we repurchased 0.8 million ADSs for US$25.0 million at an average price of US$32.82 per ADS, and in the year ended December 31, 2018, we repurchased 1.0 million ADSs for US$34.8 million at an average price of US$34.54 per ADS.

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

Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Pension Obligations. Pension obligations represent the payments for deferred compensation plan liabilities, see Note 12 Pension Plan in our consolidated financial statements. As of December 31, 2022, these obligations totaled US$0.2 million. Pension obligation after one year has not been estimated.

Operating Leases. Operating lease obligations represent the undiscounted remaining lease payments primarily for our leased property and equipment, see Note 16 Lease in our consolidated financial statements. As of December 31, 2022, these obligations totaled US$8.4 million, of which US$3.3 million was short-term.

Office Building Construction. We won a bid with a third-party to build an office building in Taipei and entered into a property development agreement in May 2021. Based on the terms of the property development agreement, the Company is required to complete construction within three years after the construction license is approved. At this time, we are unable to accurately measure the construction progress and make a reasonably reliable estimate of the timing and future payments to the contractor, see Note 17 Commitments and Contingencies in our consolidated financial statements.

Tax Liability. Tax liability represents the provision for income tax and uncertain tax position recognized, see Note 13 Income Taxes. As of December 31, 2022, short-term taxes payable totaled US$42.1 million. We increased long-term taxes payable of US$10.8 million related to uncertain tax positions as of December 31, 2022. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

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

Name	Age	Position
James Chow	72	Chairman of the Board
Wallace C. Kou	64	President, Chief Executive Officer and Managing Director
Steve Chen	51	Director
Tsung-Ming Chung	73	Director
Lien-Chun Liu	65	Director
Yung-Chien Wang	60	Director
Han-Ping D. Shieh	69	Director
Kenneth Kuan-Ming Lin	70	Director
Riyadh Lai	54	Chief Financial Officer
Nelson Duann	54	Senior VP of Marketing & R&D and Director
Arthur Yeh	62	VP of Sales, Asia and Greater China
Robert Fan	59	President of SMI USA
Ken Chen	61	VP of Operations
Kevin Yeh	59	VP of R&D, Algorithm & Technology
Kevin Tsai	57	VP of R&D, System Validation

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

Lien-Chun Liu, Director

Ms. Liu joined our board of directors in June 2005. She serves on the board of the International Council of Women, on the board of supervisors of Concord VIII Venture Capital Co., Ltd. and on the board of directors of New Tamsui Golf Course. She was formerly a research fellow at the Taiwan Research Institute and served on the board of supervisors of China Television Corp. from 2000 to 2004. Ms. Liu has a BA from Wellesley College and a JD from Boston College Law School.

Yung-Chien Wang, Director

Mr. Wang joined our board of directors in June 2005. Mr. Wang has over 20 years of working experience in the human resource and legal services industries. Mr. Wang is the chairman of Luster Visage Biotech Co., Ltd. Mr. Wang has a law degree from Fu Jen Catholic University in Taiwan.

Han-Ping D. Shieh, Director

Mr. Shieh joined our board of directors in 2014. He is Life Chair Professor at National Yang Ming Chiao Tung University (NYCU) in Taiwan, a fellow of the Institute of Electrical and Electronics Engineers (IEEE), the Optical Society of America (OSA) and the Society for Information Display (SID) and a board member of Tailiang Technology Inc., Dynapack International Tech. Corp., and Focal Tech Inc. Mr. Shieh received his PhD in Electrical and Computer Engineering from Carnegie Mellon University in 1987. He joined National Chiao Tung University (NCTU) as a professor in 1992 and was previously a Research Staff Member at the IBM Thomas J. Watson Research Center. He was the Dean of the College of Electrical and Computer Engineering and a Senior Vice President of NCTU and a Vice Chancellor of the University System of Taiwan.

Kenneth Kuan-Ming Lin, Director

Mr. Lin joined our board of directors in September 2018. Mr. Lin was previously a director on our board from 2009 to 2014. Mr. Lin is the Chairman of Premier Capital Management Corp., and Ruby Tech Corp., the Chief Executive Officer of SINOCON Industrial Standards Foundation and Deputy Secretary-General of Cross-Strait CEO Summit. He was previously the Chairman of Taiwan Venture Capital Association and Taiwan Private Equity Association. Mr. Lin has a BS in Electrical Engineering from the National Taiwan University.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate compensation to our directors and senior executive officers was approximately US$5.85 million. In 2022, we granted restricted stock units to our directors and executive officers as a group to acquire an aggregate of 69,600 ordinary shares. The restricted stock units granted to our executive officers and non-executive directors are subject to the same vesting conditions as those of our employees.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2020	2021	2022
Management and administration	120	128	133
Operations	35	43	46
Research and development	964	1,065	1,262
Sales and marketing	204	198	202

Total	1,323	1,434	1,643

As of December 31, 2022, we had 1,643 total employees, including 1,338 in Taiwan, 34 in the United States, 251 in China, 10 in Korea, and 10 in Japan. 1,445 of our total employees are engineers.

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

There were 133,629,072 of our ordinary shares outstanding as of March 31, 2023. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023, less otherwise indicated in the footnotes, by each of our directors and officers:

	Shares Beneficially Owned
	Number	%
Executive Officers and Directors:
James Chow (1)	1,603,666	1.20
Wallace C. Kou	1,704,856	1.28
Steve Chen	81,200	*
Tsung-Ming Chung	111,200	*
Lien-Chun Liu	265,480	*
Yung-Chien Wang	845,874	*
Han-Ping D. Shieh	24,011	*
Kenneth Kuan-Ming Lin	51,200	*
Riyadh Lai (2)	1,832,180	1.37
Nelson Duann	60,000	*
Arthur Yeh	66,524	*
Robert Fan	56,000	*
Ken Chen (3)	230,849	*
Kevin Yeh	68,800	*
Kevin Tsai	17,200	*

*	Less than one percent
(1)

Represents 1,603,666 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 1,012,300 shares owned by Mr. Lai and 819,880 shares owned by his spouse.
(3)	Represents 225,124 shares owned by Mr. Chen and 5,725 shares owned by his spouse.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2023, there were 133,629,072 of our ordinary shares outstanding. The Bank of New York Mellon, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2023, we had 33,339,808 ADSs, representing 133,359,232 ordinary shares.

We are not aware of any shareholder holding in excess of 5% of our outstanding ordinary shares. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred during the year ended December 31, 2022.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-29 of this annual report.

Legal Proceedings

As an active operating company, we are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such material adverse effect on our business, financial position, results of operations or cash flows. On April 5, 2022, we were named as defendant in a patent infringement lawsuit was filed against our company by Rampart Asset Management LLC in the United States District Court for the Eastern District of Texas, Marshall Divisions. The parties entered into a settlement agreement on October 31, 2022, which included the payment of US$390 thousand to the plaintiff. The amount we paid to Rampart was diligently negotiated and did not have a material adverse effect on our business, results of operations, financial position or cash flow.

Dividend Policy

See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — There can be no assurance that we will declare cash dividends in the future in any particular amounts or at all” of this annual report.

Significant Changes

No significant changes have occurred since the date of our audited consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price Information

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since 2018 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2018	61.85	31.73
2019	50.87	30.86
2020	53.04	26.72
2021	96.73	46.54
2022	98.65	51.82

Quarterly:
First Quarter, 2021	67.69	46.54
Second Quarter, 2021	74.10	60.00
Third Quarter, 2021	81.87	58.86
Fourth Quarter, 2021	96.73	66.06

First Quarter, 2022	96.89	64.41
Second Quarter, 2022	98.65	65.03
Third Quarter, 2022	88.65	64.85
Fourth Quarter, 2022	70.25	51.82

First Quarter, 2023	71.21	58.80
Second Quarter, 2023 (1)	66.58	62.31

Monthly
November 2022	64.32	53.83
December 2022	68.09	60.93
January 2023	68.61	61.29
February 2023	71.21	63.38
March 2023	69.32	58.80
April 2023 (1)	66.58	62.31

(1)	Through April 26, 2023.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in our Registration Statement on Form F-1, as amended (Registration Number 333-125673) and as filed with the SEC on June 9, 2005.

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

For a discussion of U.S. federal income tax consequences of the Merger, please see the section entitled “Material U.S. Federal Income Tax Consequences” in the Merger Proxy Statement.

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

The Cayman Islands does not currently have a comprehensive income tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2022 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

Sale, exchange or other disposition of ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, upon the sale, exchange or other disposition of ADSs or ordinary shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2022 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

If we are a passive foreign investment company then, under certain circumstances a U.S. Holder must file Internal Revenue Service Form 8621.

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

U.S. holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 24% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

Also refer to “Risk Factors — Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate.”

Investment Risk. We have minority stake equity investments in Cashido, Vastview, Kinara and BIWIN, companies related to the semiconductor and other technology industries. These investments are accounted for under the cost method because our ownership is less than 20% and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2022, the aggregate carrying value of investments on our balance sheet was US$9.3 million. BIWIN was listed to the Science and Technology Innovation Board of Shanghai Stock Exchange in December 2022 and we had unrealized holding gain US$896 thousand in 2022. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments losses for the years ended on December 31, 2020, 2021 and 2022.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges. For the year-ended December 31, 2022, our depositary bank owed us a reimbursement of US$0.6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program, which was paid in full in January 2023. In addition, the depositary bank has agreed to reimburse us annually for a fixed number of years for our continuing annual stock exchange listing fees and our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Riyadh Lai, and our President and Chief Executive Officer, or CEO, Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2022, the Company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2022, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 28, 2023, expressed an unqualified opinion on those consolidated financial statements.

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

April 28, 2023

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

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for 2021 and 2022. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2021	2022
	US$	US$
	(in thousands)
Audit Fees (1)	881	944
Tax Fees (2)	198	198
All Other Fees (3)	—	16
Total	1,079	1,158

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

(3)	All other fees. This category includes professional services associated with other advisory services rendered by Deloitte & Touche.

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

In 2022 our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following purchases of our ADSs were made in 2021 under a repurchase plan of up to $200 million of our ADSs announced in 2021. Such program was announced December 7, 2021 and had a six month period. As of May 4, 2022, prior to discontinuation of share repurchases with the announcement of our pending transaction with MaxLinear, we repurchased US$178.9 million of our ADSs at an average price of US$81.91 per ADS.

Period	Total Number of ADS Purchased (thousands)	Average Price Paid Per ADS (In US$)	Total Amount of ADS Purchased as Part of Publicly Announced Plan (In US$ million)	Dollar Value of ADS That Yet May be Purchased Under Plan (In US$ million)
December 2021	556	$89.87	$50	$150
January 2022	566	$88.36	$50	$100
February 2022	323	$77.41	$25	$75
March 2022	358	$70.01	$25	$50
April 2022	333	$75.08	$25	$25
May 2022	47	$79.67	$4	$21

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-29.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

2.2	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the company’s Registration Statement on Form F-6 (file no. 333-125801) filed with the Securities and Exchange Commission on December 5, 2013).

2.3	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed June 11, 2015).

2.4*	Description of Securities registered under Section 12 of the Exchange Act

4.1	Share Purchase Agreement dated as of April 24, 2015 among Silicon Motion Technology Corporation, Silicon Motion Technology (Hong Kong) Ltd., F-Tec Holdings International Ltd., the shareholders of F-Tec Holdings International Ltd. and Xueshi Yang, as the Sellers’ Representative (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015).

4.2	Agreement and Plan of Merger, dated as of May 5, 2022, by and among the Company, MaxLinear and Merger Sub (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 6, 2022.)

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Exhibit Number	Description

23.1*	Consent of Deloitte & Touche.

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Wallace C. Kou
Wallace C. Kou, President and Chief Executive Officer

Date: April 28, 2023

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Silicon Motion Technology Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter Description
The Company’s inventories are stated at the lower of cost or net realizable value. Cost is determined on standard basis and adjusted to the approximate weighted-average cost at the balance sheet date. The Company adjusts the inventory carrying value to the lower of weighted-average cost or the estimated net realizable value after completing ongoing reviews of estimated obsolescence or unmarketable inventory based upon the timing of the introduction of new products and the quantities remaining of old products. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of sales. As of December 31, 2022, the Company’s net inventory balance was $287,964 thousand.
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

•
We tested the effectiveness of controls over the review of the provision for obsolete or unmarketable inventories based on the Company’s methodology, including management’s evaluation of the inventory aging and the forecasted demand.

•	We tested the accuracy and completeness of the underlying data management utilized in evaluating inventory aging of the obsolescence reserve on a sampling basis.

•	We evaluated the reasonableness of the Company’s methodology and key assumptions and judgments the Company used to estimate the net realizable value of inventory by performing the following:

•	We compared the inventory level to forecasted product demand, historical sales, and subsequent sales.

•	We performed peer analysis and industry analysis to evaluate the reasonableness of the trend of the forecasted product demand.

•	We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.

•	We made inquiries of various personnel in the Company including, but not limited to, finance and operations personnel about the expected timing of the introduction of new products.

•	We tested the mathematical accuracy of management’s calculations.

•
We evaluated whether there is an existence of contradictory evidence based on the information obtained from the Company’s internal communications to management, press releases, and industry reports, as well as our observations and inquires as to changes within the business.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 28, 2023
We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	December 31
	2021	2022
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	360,082	232,179
Notes and accounts receivable, net	208,574	206,105
Inventories	163,104	287,964
Restricted assets-current	48,506	49,490
Prepaid expenses and other current assets	37,846	12,184

Total current assets	818,112	787,922
Long-term investments	8,541	9,267
Property and equipment, net	124,478	139,434
Deferred income tax assets, net	6,358	8,884
Operating lease assets	5,616	8,149
Other assets	8,223	7,594

Total assets	971,328	961,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	80,768	36,023
Income tax payable	44,201	42,114
Refund liabilities	3,882	6,471
Accrued expenses and other current liabilities	152,668	99,260

Total current liabilities	281,519	183,868
Other long-term liabilities	32,177	44,781

Total liabilities	313,696	228,649

Commitments and Contingencies (Note 17)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 139,764 thousand shares in 2021 and 132,216 thousand shares in 2022	1,398	1,322
Additional paid-in capital	294,656	303,564
Accumulated other comprehensive income (loss)	(540)	2,595
Retained e arnings	412,129	425,120
Treasury stock	(50,011)	—

Total shareholders’ equity	657,632	732,601

Total liabilities and shareholders’ equity	971,328	961,250

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
NET SALES	539,521	922,100	945,921
COST OF SALES	279,365	461,305	480,090

GROSS PROFIT	260,156	460,795	465,831

OPERATING EXPENSES
Research and development	121,784	164,291	188,532
Sales and marketing	24,805	28,813	31,537
General and administrative	15,604	21,822	31,447
Impairment of goodwill	17,489	—	—
Loss from settlement of litigation	—	—	390

Total operating expenses	179,682	214,926	251,906

OPERATING INCOME	80,474	245,869	213,925

NON-OPERATING INCOME (EXPENSES)
Loss from disposal of subsidiary	(293)	—	—
Unrealized holding gain on investment	—	—	896
Gain from disposal of short-term investments	169	—	—
Interest income	4,636	1,279	2,707
Foreign exchange gain (loss), net	619	193	(4,880)
Interest expense	(11)	—	(71)
Other income (loss), net	(36)	(77)	1

Total non-operating income (loss)	5,084	1,395	(1,347)

INCOME BEFORE INCOME TAX	85,558	247,264	212,578
INCOME TAX EXPENSE	5,812	47,262	40,068

NET INCOME	79,746	200,002	172,510

EARNINGS PER ORDINARY SHARE:
Basic	0.57	1.43	1.30

Diluted	0.57	1.43	1.29

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	139,421	139,405	133,027

Diluted (Thousands)	139,910	139,968	133,553

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	2.29	5.74	5.19

Diluted	2.28	5.72	5.17

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	34,855	34,851	33,257

Diluted (Thousands)	34,978	34,992	33,388

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
NET INCOME	79,746	200,002	172,510

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	497	(227)	3,739
Change in deferred pension gain (loss)	(61)	36	(604)

OTHER COMPREHENSIVE INCOME (LOSS)	436	(191)	3,135

TOTAL COMPREHENSIVE INCOME	80,182	199,811	175,645

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2020	139,110	1,391	265,210	(785)	270,968	—	536,784
Net income	—	—	—	—	79,746	—	79,746
Other comprehensive income (loss)	—	—	—	436	—	—	436
Stock-based compensation expenses	—	—	14,589	—	—	—	14,589
Issuance of ordinary shares upon exercise of restricted stock units	1,564	16	(38)	—	—	—	(22)
Share repurchase	—	—	—	—	—	(25,044)	(25,044)
Treasury stock retired	(2,506)	(25)	(4,629)	—	(20,390)	25,044	—
Dividends declared (US$0.35 per ordinary share)	—	—	—	—	(48,747)	—	(48,747)

BALANCE, DECEMBER 31, 2020	138,168	1,382	275,132	(349)	281,577	—	557,742
Net income	—	—	—	—	200,002	—	200,002
Other comprehensive income (loss)	—	—	—	(191)	—	—	(191)
Stock-based compensation expenses	—	—	19,545	—	—	—	19,545
Issuance of ordinary shares upon exercise of restricted stock units	1,596	16	(21)	—	—	—	(5)
Share repurchase	—	—	—	—	—	(50,011)	(50,011)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(69,450)	—	(69,450)

BALANCE, DECEMBER 31, 2021	139,764	1,398	294,656	(540)	412,129	(50,011)	657,632
Net income	—	—	—	—	172,510	—	172,510
Other comprehensive income (loss)	—	—	—	3,135	—	—	3,135
Stock-based compensation expenses	—	—	26,661	—	—	—	26,661
Issuance of ordinary shares upon exercise of restricted stock units	1,186	12	(51)	—	—	—	(39)
Share repurchase	—	—	—	—	—	(128,840)	(128,840)
Treasury stock retired	(8,734)	(88)	(17,702)	—	(161,061)	178,851	—
Adjustment to dividends paid	—	—	—	—	1,542	—	1,542

BALANCE, DECEMBER 31, 2022	132,216	1,322	303,564	2,595	425,120	—	732,601

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	79,746	200,002	172,510
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,562	17,160	18,931
Loss on pension curtailment or settlement	—	—	156
Gain from disposal of short-term investments	(169)	—	—
Loss from disposal of subsidiary	293	—	—
Unrealized holding gain on investment	—	—	(896)
Stock-based compensation	14,589	19,545	26,661
Loss on disposal of property and equipment	143	208	7
Impairment of goodwill	17,489	—	—
Deferred income taxes	(667)	(1,743)	(2,526)
Changes in operating assets and liabilities:
Short-term investments	2,391	—	—
Notes and accounts receivable	(7,091)	(92,749)	2,469
Inventories	(21,723)	(78,095)	(102,846)
Prepaid expenses and other current assets	(5,031)	1,230	3,648
Other assets	172	35	(974)
Notes and accounts payable	13,848	36,233	(44,745)
Refund liabilities	(154)	1,777	2,589
Accrued expenses and other current liabilities	7,328	26,394	676
Income tax payable	4,421	37,315	(2,087)
Other liabilities	(1,918)	7,386	10,319

Net cash provided by operating activities	117,229	174,698	83,892

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investment	(2,000)	(3,507)	—
Purchase of property and equipment	(19,545)	(24,657)	(32,942)

Net cash used in investing activities	(21,545)	(28,164)	(32,942)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loan	(50,000)	—	(40,000)
Proceeds from bank loan	50,000	—	40,000
Dividends paid	(48,901)	(54,039)	(49,941)
Share repurchase	(25,013)	(45,696)	(133,155)

Net cash used in financing activities	(73,914)	(99,735)	(183,096)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	21,770	46,799	(132,146)
EFFECT OF EXCHANGE RATE CHANGES	(812)	(487)	3,678
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	348,253	369,211	415,523

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	369,211	415,523	287,055

SUPPLEMENTAL INFORMATION
Interest paid	11	—	71

Income taxes paid	8,518	3,523	33,985

Non-Cash Investing and Financing Activities:
Unpaid purchase of property and equipment included in accounts payable and accrued liabilities	2,105	2,281	4,957

Dividend declared included in accrued expenses and accrued liabilities	36,658	51,681	101

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
1. ORGANIZATION AND OPERATIONS
Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is the global leader in supplying NAND flash controllers for solid state storage devices. The Company is a world-leading supplier of SSD controllers for servers, PCs and other client devices and is a leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. The Company also supplies customized high-performance and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.
Merger Agreement with MaxLinear, Inc.
On May 5, 2022, the Company entered into an Agreement and Plan of Merger, or the Merger Agreement, with MaxLinear Inc. (“MaxLinear”) and Shark Merger Sub, a wholly-owned subsidiary of MaxLinear, pursuant to which, among other things and subject to the terms and conditions thereof, MaxLinear agreed to acquire the Company pursuant to a statutory merger under the laws of the Cayman Islands of Shark Merger Sub with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of MaxLinear. MaxLinear is a provider of communications systems-on-chip, or SoC, solutions used in broadband, mobile and wireline infrastructure, data center, and industrial and multi-market applications.
Under the terms of the Merger Agreement, the transaction consideration will consist of US$93.54 in cash and 0.388 shares of MaxLinear

common stock for each American Depositary Share, or ADS, of the Company (other than ADSs representing certain customary excluded shares) and
US$23.385 in cash and 0.097
shares of MaxLinear common stock for each ordinary share of the Company not represented by ADSs (other than certain customary excluded shares), in each case, with cash in lieu of any fractional shares of MaxLinear common stock as set forth in the Merger Agreement. Upon closing of the transaction, the current MaxLinear stockholders are expected to own approximately
 86%
of the combined company and former security holders of the Company are expected to own approximately
 14%
of the combined company. Based on the closing price of MaxLinear shares on May 4, 2022, the implied value of the total transaction consideration for the Company is approximately
 $4.3
billion. Pursuant to the Merger Agreement, MaxLinear will assume the Company’s vested and unvested employee stock-based compensation awards.
The merger is not subject to any financing conditions but is pending satisfaction of customary closing conditions, including antitrust approval in the People’s Republic of China. On June 27, 2022, the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) expired with respect to the pending merger. If the parties have not closed the merger by June 27, 2023, they will need to re-file under the HSR Act. On July 13, 2022, MaxLinear’s registration statement on Form S-4, which registered shares of MaxLinear common stock to be issued in the merger, was declared effective by the SEC. On August 31, 2022, the SMTC security holders approved the merger at an extraordinary general meeting.

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
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended based upon payment history and the customer’s current credit worthiness. The Company regularly reviews the allowance for bad debt and doubtful accounts or expected losses during the accounts receivable collection process by considering factors, such as historical write-off
and recovery experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. The Company also takes into account reasonable and supportable forecasts of future conditions when evaluating the adequacy of the allowance for doubtful accounts.
Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. Sales to one customer in 2020, and two customers in 2021 and 2022 accounted for 10% or more of our net revenue, representing 24%, 36% and 45% of our net revenue in 2020, 2021 and 2022, respectively. In 2020, the significant customer was Micron. In 2021, the significant customers were Intel and Micron and in 2022, were Micron and SK Hynix. The Company’s top ten customers in 2020, 2021 and 2022 accounted for approximately 71%, 76% and 81% of net sales, respectively.
Fair Value of Financial Instruments
The carrying amount of the Company’s financial instruments, including cash and cash equivalents, notes and accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Long-term investments in privately-held companies with no readily determinable market value are recorded using the cost method, since the cost of obtaining verifiable fair value is unreasonably high. These investments are measured at cost less impairment, if any, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Any resulting change in carrying amount would be reflected in net income. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.
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
Level 2 — Use observable inputs other than Level 1 prices such as quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-

based valuation in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.
Cash Equivalents
The Company considers all highly liquid instruments acquired with a remaining maturity of three months or less when purchased to be cash equivalents. In addition, time deposits with maturities ranging from more than three months to one year qualify as cash equivalents because they can be readily converted into known amounts of cash without advance notice with the principal protected and not subject to penalty in an early withdrawal.
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on a review of the collectability of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience, current trends in the credit quality of its customers and its internal credit policies as well as current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect a customer’s ability to pay.
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
Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. The Company elected to record equity investments of the privately-held companies without readily determinable fair values and not accounted for by the equity method at cost less impairment and adjusted for subsequent changes in fair value.
Property and Equipment
Property
and
equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 2 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Land is not depreciated. Depreciation expense on property and equipment were approximately US$13,562 thousand, US$17,160 thousand and US$18,931 thousand for the years ended December 31, 2020, 2021 and 2022, respectively.
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
Impairment of Goodwill and Long-Lived Assets
The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. See Note 8, “Goodwill,” regarding impairment testing in fiscal year 2020.
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
Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach. The total of all reporting unit fair values is also compared to the Company’s market capitalization plus control premium for reasonableness. See Note 8, “Goodwill,” regarding impairment testing.
Other Assets
Other assets primarily consist of deposits for building construction and office leases.
Restricted Assets
Restricted assets consist of restricted cash and cash set aside as collateral for obtaining foundry capacity.

Other long-term liabilities
Other long-term liabilities primarily consist of deposit from construction in progress, noncurrent lease liabilities and unrecognized tax benefit.
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
The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2020, 2021 and 2022, the Company did not experience significant costs associated with warranty returns.
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
Comprehensive Income (Loss)
Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner
sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2020, 2021 and 2022:

	Year Ended December 31, 2020			Year Ended December 31, 2021			Year Ended December 31, 2022
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	(92)	(693)	(785)	405	(754)	(349)	178	(718)	(540)
Current-period change	497	(61)	436	(227)	36	(191)	3,739	(604)	3,135

Ending balance	405	(754)	(349)	178	(718)	(540)	3,917	(1,322)	2,595

Legal Contingencies
The Company is regularly involved in various claims and legal proceedings. Periodically, the Company revi ews
the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of unce
rt
ainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.
Earnings Per Share
Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing ne
t income attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive shares of ordinary shares outstanding during the period. Dilutive shares outstanding include unvested RSUs. Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The effect of dilutive securities of restricted stock units were 489 thousand shares (123 thousand ADSs), 563 thousand shares (141 thousand ADSs) and 526 thousand shares (131 thousand ADSs) for the years ended December 31, 2020, 2021 and 2022, respectively.
Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718 Compensation — Stock Compensation. The value of our restricted stock units is based on the fair value of our shares on the date of grant and expensed over the vesting period.
The fair value of RSUs is measured based on the grant date share price, less the present value of expected dividends during the vesting period, discounted at a risk-free interest rate.
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

3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2021	2022
	US$	US$
Cash and deposits in bank	135,099	70,787
Time deposits	189,544	143,267
Repurchase agreements	35,439	18,125

Total cash and cash equivalents	360,082	232,179
Restricted cash	55,441	54,876

	415,523	287,055

4. NOTES AND ACCOUNTS RECEIVABLE

	December 31
	2021	2022
	US$	US$
Trade accounts receivable	209,114	206,674
Allowance for doubtful accounts	(540)	(569)

	208,574	206,105

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	1,617	1,561	540
Additions (reversals) charged to expense, net	15	(21)	29
Write-offs	(71)	(1,000)	—

Balance, end of year	1,561	540	569

5. INVENTORIES
The components of inventories are as follows:

	December 31
	2021	2022
	US$	US$
Finished goods	39,896	98,307
Work in process	56,146	111,530
Raw materials	67,062	78,127

	163,104	287,964

The Company wrote down US$6,883 thousand, US$5,689 thousand and US$15,833 thousand in 2020, 2021 and 2022, respectively, for obsolete or unmarketable inventory.

6. LONG-TERM INVESTMENTS
As of December 31, 2021 and 2022, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2021	2022	2021	2022
			US$	US$
Equity securities measured at cost:
Cashido Corp. (Cashido)	0.6%	0.6%	—	—
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	—	—
Kinara, Inc (Kinara)	14.4%	14.1%	6,500	6,500
BIWIN Storage Technology Corp.(BIWIN)	0.3%	—	2,041	—

			8,541	6,500
Marketable equity securities:
BIWIN Storage Technology Corp.(BIWIN)	—	0.3%	—	2,767

			8,541	9,267

In June 2018, the Company invested US$3,000
thousand in the preferred stock of Kinara which is accounted for under the cost method. Kinara
,
previously known as Deep Vision, is a develop
er
of low-power deep-learning processors. In March 2020 and May 2021, the Company invested US$
2,000 thousand and 1,500 thousand, respectively, in the preferred stock of Kinara.
In July 2021, the Company invested US$2,041
thousand in the common stock of BIWIN, which is a leading module maker in China focusing on solid state storage devices and is one of our customers and was listed on the Science and Technology Innovation Board of Shanghai Stock Exchange in December 2022. The Company had an unrealized holding gain of US$896 thousand as of December 31, 2022.
7. PROPERTY AND EQUIPMENT

	December 31
	2021	2022
	US$	US$
Cost:
Land	68,243	68,243
Buildings	30,006	29,314
Machinery and equipment	44,128	56,995
Furniture and fixtures	8,254	8,737
Leasehold and buildings improvement	8,680	9,057
Software	41,621	45,333

Total	200,932	217,679

Accumulated depreciation:
Buildings	5,840	6,356
Machinery and equipment	28,567	36,283
Furniture and fixtures	6,017	6,333
Leasehold and buildings improvement	7,156	7,689
Software	35,143	41,503

	82,723	98,164
Prepayment and construction in progress	6,269	19,919

	124,478	139,434

In April 2006, the Company leased a property located in Taipei, Taiwan to a third party. The lessee has been renewing annually and last renewed in March 2023. Net carrying value of the properties as of December 31, 2021 and 2022, was US$636 thousand and US$617 thousand, respectively. Annual rental income from the lease is US$44 thousand.
In January 2022, the Company leased out a property located in Shanghai, China to a third party for three years starting on September 30, 2022. Net carrying value of the propert
y
 as of December 31, 2022, was US$3,284 thousand. Annual rental income from the lease is US$157 thousand.
In September 2018, the Company paid US$58,931 thousand to acquir
e la
nd in Hsinchu, Taiwan for its future Taiwan headquarters building. In January 2021, the Company broke ground at this site and began construction work.
8. GOODWILL
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
The Company applied a
one-step
quantitative test and recorded the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value. Fair value determinations are sensitive to changes in the underlying assumptions and factors including those relating to estimating future operating cash flows to be generated from the reporting unit which are dependent upon historical data and internal forecasts and projections developed by management. Assumptions used to
determine fair value used are classified as Level 3 within the fair value hierarchy due to the significant use of unobservable company-specific information. As a result of the goodwill impairment tests conducted as of November 30, 2020, the Company determined that the carrying amounts for Shannon reporting unit exceeded the fair value and recorded goodwill impairment charges of US$17,489 thousand in the fourth quarter of 2020. The Company used the discounted cash flow method to determine the fair value of the Shannon unit.

	December 31
	2020
	US$
	Cost	Disposal of FCI	Accumulated Impairment	Foreign Currency Adjustment	Net Carrying Amount
Goodwill	100,129	(25,117)	(74,974)	(38)	—
9. SHORT-TERM BANK LOANS
The Company has a US dollar bank revolver credit facilities from which it drew down and repaid
US$
50,000 thousand and US$$40,000
thousand
in 2020 and 2022, respectively. Interest rates were
 0.78% and 4.55% per annum on the outstanding monthly balance in 2020 and 2022, respectively.
The interest expenses for the years ended December 31, 2020, 2021 and 2022 were US$11 thousand, nil and US$71 thousand, respectively.

10. REFUND LIABILITIES

	December 31
	2021	2022
	US$	US$
Refund liabilities	3,882	6,471

Estimated sales returns and other allowances are made and adjusted based on historical experience and the consideration of varying contractual terms.
The changes in the refund liabilities are summarized as follows:

	Year Ended December 31
	2021	2022
	US$	US$
Refund liabilities
Balance, beginning of year	2,105	3,882
Additions	9,825	19,196
Actual sales return and discount	(8,048)	(16,607)

Balance, end of year	3,882	6,471

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2021	2022
	US$	US$
Wages and bonus	53,677	53,987
Dividends	52,175	691
License fees and royalties	10,066	7,145
Research and development payable	6,949	9,355
Fixture	6,471	1,683
Treasury stock	4,315	—
Lease liabilities – current portion	2,899	3,204
Equipment	2,739	2,311
Professional fees	1,994	3,986
Contract liabilities	2,399	6,909
Others	8,984	9,989

	152,668	99,260

12. PENSION PLAN
SMI Taiwan, the Company’s largest operating company, is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “New Act”), which became effective on July 1, 2005, and the pension mechanism under the New Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 (the “Old Act”) could choose to be subject to the pension mechanism under the New Act or continue to be subject to the pension mechanism under the Old Act. For those employees who were subject to the Old Act and still work for the Company after July 1, 2005 and have chosen to be subject to the Old Act, their seniority as of July 1, 2005 were maintained. The New Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than
6% of each employee’s monthly salary. According to the
 New
Act, SMI Taiwan made monthly contributions and recognized pension costs of US$2,109 thousand, US$2,652 thousand and US$3,317 thousand for the years ended December 31, 2020, 2021 and 2022, respectively
.

The Company provides a defined benefit plan to the employees of SMI Taiwan under the Old Act that offers benefits based on an employee’s length of service and average monthly salary for the six-month
period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Old Act. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2021 and 2022, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Old Act, the rate of return on assets shall not be less than the average interest rate on a two-year
time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully available to the Company. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employees’ annual salaries. As the benefits obligation has been fully funded, the Company contribution will be nil for the year ending December 31, 2023, which had been approved by the government on February 16, 2023.
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

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2020	2021	2022
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	1,754	1,716	1,803
Service cost	5	35	13
Interest cost	5	20	14
Actuarial loss (gain)	(8)	142	(205)
Benefits paid	(40)	(110)	(1,236)
Settlement	—	—	(145)

Projected benefit obligation at end of year	1,716	1,803	244

Change in plan assets
Fair value of plan assets at beginning of year	1,487	1,551	1,639
Actual return on plan assets	49	48	120
Employer contributions	49	70	50
Benefits paid	(34)	(30)	(1,257)

Fair value of plan assets at end of year	1,551	1,639	552

Funded status recognized as an other liabilities	(165)	(164)	308

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Net loss	754	718	1,322

Total recognized in accumulated other comprehensive income	754	718	1,322

The accumulated benefit obligation for all defined benefit pension plans was US$1,008 thousand, US$1,085 thousand and US$162 thousand at December 31, 2020, 2021 and 2022, respectively.
The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Service cost	5	35	13
Interest cost	5	20	14
Projected return on plan assets	(29)	(33)	(30)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	37	34	35
Curtailment or settlement loss	—	—	156

Net periodic benefit cost	18	56	188

Other changes in plan assets and benefit obligation recognized in other comprehensive loss:

	2020	2021	2022
	US$	US$	US$
Recognize the decrease in net gain (loss)	61	(36)	604

Total recognized in other comprehensive loss (income)	61	(36)	604

The estimated net gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$24 thousand.
Expected benefit payments:

US$
2023	3
2024	17
2025	5
2026	5
2027	5
2028 and thereafter	106
The actuarial assumptions to determine the benefit obligations are as follows:

	2020	2021	2022
Weighted-average assumptions used to determine benefit obligations:
Discount rate	0.50%	0.75%	1.75%
Rate of compensation increase	4.00%	4.00%	4.50%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	0.50%	0.75%	1.75%
Expected long-term return on plan assets	2.00%	2.00%	3.00%
Rate of compensation increase	4.00%	4.00%	4.50%
13. INCOME TAXES
Income Tax Provision
The income (loss) before taxes for Cayman and
Non-Cayman
entities is as follows:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Cayman	(17,067)	(22,847)	(39,449)
Non-Cayman	102,625	270,111	252,027

Income before taxes	85,558	247,264	212,578

The components of income tax provision (benefit) were as follows:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Current	6,479	49,005	42,594
Deferred	(667)	(1,743)	(2,526)

Income tax expense	5,812	47,262	40,068

Effective tax rate	6.8%	19.1%	18.8%
The Company’s business operations are primarily located in China, Hong Kong, Macau, Taiwan and the US, where statutory and effective tax rates in each jurisdiction are different, and our consolidated effective tax rate could change from period-to-period
due to changing statutory tax rates, availability of tax benefits and proportional income earned in each jurisdiction. The statutory tax rates in these jurisdictions range from 12 to

21%. For the year ended December 2020, the Company’s effective tax rate was 6.8%, lower than 19.1% and 18.8% in 2021 and 2022 due to changes in proportional income earned by operations in key jurisdictions. Recent changes in tax policies will result in higher effective tax rates for the Company beginning in 2021. Effective tax rates in each jurisdiction are generally lower than statutory rates due to tax credits for research and development and other tax incentive programs and are determined by different government policies in each of the jurisdictions where the Company operates.
The Company consists of a Cayman parent holding company with U.S. and other non-Cayman
operations. The applicable Cayman statutory rate is zero for the Company for 2020, 2021, and 2022. A reconciliation of its income tax expense at the statutory rate and provision for income tax is shown below:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Tax expense at Cayman statutory rate	—	—	—
Differences between Cayman and other statutory tax rates	5,286	48,322	38,696
Permanent differences	1,441	(10,625)	(3,377)
Temporary differences	(129)	(400)	(1,091)
Alternative minimum tax	1	1	1
Income tax on undistributed earnings	1,196	3,609	1,874
Net changes in income tax credit	20	1,261	(38)
Net changes in valuation allowance of deferred income tax assets	2,439	1,066	(302)
Net operating loss carryforwards	(1,180)	180	1,668
Liabilities related to unrealized tax benefits	(3,066)	5,877	11,036
Adjustment of prior years’ taxes and others	(196)	(2,029)	(8,399)

Income tax expense	5,812	47,262	40,068

Deferred and Current Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.
Significant components of our deferred tax assets (liabilities) at the end of each period are as follows:

	December 31
	2021	2022
	US$	US$
Stock-based compensation	2,138	3,058
Allowance for sales return	365	1,000
Inventory reserve	1,918	2,428
Foreign currency translation	24	(48)
Property and equipment	(343)	(576)
Investment tax credits	3,251	3,290
Net operating loss carryforwards	18,654	18,057
Others	2,158	1,838
Valuation allowance	(21,807)	(20,163)

Net deferred tax assets	6,358	8,884

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance increased by US$
991 thousand for the year ended December 31, 2021 and decreased by US$1,644 thousand for the year ended December 31, 2022. The increase in valuation allowance in 2021 and decrease in valuation allowance in 2022 was primarily due to the uncertainty in generating sufficient taxable income in the future and utilization of operating loss carryforwards before they expire.
As of December 31, 2022, the Company’s U.S. federal net operating loss carryforwards for federal income tax purposes were approximately US$27,802 thousand as of December 31, 2022, expiring at various times starting from 2023 through 2037 for federal losses generated through December 31, 2017, if not utilized. As a result of the U.S. Tax Cuts and Jobs Act (TCJA), all federal net operating losses of US$13,002 thousand that are generated beginning January 1, 2018 and beyond will carryforward indefinitely.
As of December 31, 2022, the Company’s U.S. federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$1,948 thousand and US$1,342 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2042, while the state tax credit carryforward has no expiration date in California.
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
As of December 31, 2022, the Company had accumulated undistributed earnings from a foreign subsidiary of US$487 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Unrecognized Tax Benefit
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Balance, beginning of year	20,655	19,001	26,317
Increases in tax positions taken in current year	5,029	8,750	13,705
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(6,683)	(1,434)	(2,917)

Balance, end of year	19,001	26,317	37,105

At December 31, 2022, the Company had US$37,105 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2020, 2021 and 2022, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$430 thousand, US$1,040 thousand and US$1,037 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2021 and 2022 was US$6,368 thousand and US$6,777 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company files
inco
me tax returns in the U.S. and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2022:

Tax Jurisdiction	Tax Years
China	2019 and onward
Hong Kong	2019 and onward
Taiwan	2017 and onward
United States	2017 onward
14. SHAREHOLDERS’ EQUITY
Dividends
The Company’s quarterly dividends payments are as follows:

	2020		2021		2022
	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)
First quarter	$0.0875	$12,301	$0.0875	$12,222	$0.1250	$17,216
Second quarter	0.0875	12,301	0.0875	12,224	0.1250	16,523
Third quarter	0.0875	12,303	0.0875	12,227	0.1250	16,526
Fourth quarter	0.0875	12,089	0.1250	17,469	—	—

		$48,994		$54,142		$50,265

On November 2, 2015, the board of directors began declaring an annual dividend payable in four quarterly installments. The board of directors declared annual dividends of US$
1.40 and US$2.0 per ADS, equivalent to US$0.35 and US$0.5 per common share, payable in four quarterly installments on October 26, 2020 and October 25, 2021, respectively.

In accordance with the Merger Agreement with Maxlinear, the Company agreed to discontinue declaration of additional dividends.
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
For the years ended December 31, 2020, 2021 and 2022, the Company repurchased 626 thousand, 556 thousand and 1,627 thousand ADSs for a total cost of US$25,044 thousand, US$50,011 thousand and US$128,840 thousand, respectively. The weighted average purchase price per ADS repurchased was US$39.93, US$89.87 and US$79.18 in 2020, 2021 and 2022, respectively.
15. EQUITY INCENTIVE PLAN
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
Restricted Stock Units Activity
The following is a summary of, the 2015 Plan, which includes restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2020	14,260
Restricted stock units granted	(1,692)
Restricted stock units forfeited	57

Available for grant at December 31, 2020	12,625
Restricted stock units granted	(2,326)
Restricted stock units forfeited	134

Available for grant at December 31, 2021	10,433
Restricted stock units granted	(902)
Restricted stock units forfeited	49

Available for grant at December 31, 2022	9,580

The related tax effect for stock-based compensation benefit (expense) were US$11 thousand, US$(155) thousand and US$2 thousand for 2020, 2021 and 2022, respectively. The related tax effect for stock-based compensation expense for restricted stock units exercised during 2020, 2021 and 2022 was US$2,188 thousand, US$2,767 thousand and US$3,957 thousand, respectively. The related tax effect was determined using applicable tax rates.
Restricted Stock Units
A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2020	1,643	8.08	0.29
Restricted stock units granted	1,692	9.40
Restricted stock units vested	(1,564)	8.02
Restricted stock units forfeited	(57)	9.31

Non-vested at December 31, 2020	1,714	9.37	0.31
Restricted stock units granted	2,326	17.62
Restricted stock units vested	(1,596)	9.31
Restricted stock units forfeited	(134)	14.99

Non-vested at December 31, 2021	2,310	17.37	1.57
Restricted stock units granted	902	19.56
Restricted stock units vested	(1,186)	17.61
Restricted stock units forfeited	(49)	17.18

Non-vested at December 31, 2022	1,977	17.89	0.66

As of December 31, 2022, there was US$13,690 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan.
Stock-based Compensation Expense
The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Cost of sales	253	389	597
Research and development	10,132	12,864	18,678
Sales and marketing	1,759	2,366	2,736
General and administrative	2,445	3,926	4,650

	14,589	19,545	26,661

16. LEASE
Operating Leases
The Company entered into various operating lease agreements, which consist of real property and office equipment with lease periods expiring between fiscal years 2022 and 2027. The Company recognized leased assets in operating lease assets of US$5,616 and US$8,149 thousand and corresponding accrued expenses and other current liabilities of US$2,899 and US$3,204 thousand, and other long-term liabilities of US$2,987 and US$4,908 thousand, as of December 31, 2021 and 2022, respectively. The weighted average remaining lease term was 2.43 years and 3.14 years, and the weighted average discount rate was 3.65% and 2.38% as of December 31, 2021 and 2022, respectively.
Future minimum lease payments under the operating leases as of December 31, 2022, were as follows:

Operating Lease Obligations
Fiscal Year:
2023	$3,338
2024	1,967
2025	1,285
2026	1,295
2027	478

Total	8,363
Less imputed interest	251

Present value of net future minimum lease payments	8,112
Less operating lease liabilities-current	3,204

Long-term operating lease liabilities	$4,908

Operating lease expenses for the years ended December 31, 2020, 2021 and 2022 are US$4,261 thousand, US$4,574 thousand, and US$4,820 thousand, respectively. For the supplemental cash flow information related to lease, the cash paid for amounts included in the measurement of operating lease liabilities was US$3,226 thousand, US$3,502 thousand and US$3,642 thousand for the year ended December 31, 2020, 2021 and 2022, respectively.

17. COMMITMENTS AND CONTINGENCIES
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
Litigation
From time to time, the Company is subject to threats of litigation or actual litigation in the ordinary course of business, some of which may be material. On April 5, 2022, Rampart Asset Management LLC, commenced a patent infringement lawsuit against the Company in the United States District Court of the Eastern District of Texas, Marshall Divisions. On October 31, 2022, the parties settled and the Company paid Rampart US$390 thousand.
18. SEGMENT INFORMATION
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
The Company groups its products into two categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Mobile Storage	532,682	910,569	926,760
Others	6,839	11,531	19,161

	539,521	922,100	945,921

Revenue is attributed to a geographic area based on the
bill-to
location and is summarized as follows:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Taiwan	95,023	159,575	156,205
United States	42,099	53,517	128,844
Korea	24,261	21,569	113,757
China	154,789	286,605	248,301
Malaysia	46,319	73,264	26,375
Singapore	97,813	219,214	141,383
Others	79,217	108,356	131,056

	539,521	922,100	945,921

Major customers representing at least 10% of net sales are as follows:

	Year Ended December 31
	2020		2021		2022
	US$	%	US$	%	US$	%
Intel	*	*	94,781	10	*	*
Micron	127,708	24	243,204	26	235,934	25
SK Hynix	*	*	*	*	191,873	20

*	Less than 10%
Long-lived assets (property and equipment, net) by geographic area are as follows:

	Year Ended December 31
	2020	2021	2022
	US$	US$	US$
Taiwan	102,420	111,341	127,733
China	2,770	12,518	11,028
Others	306	619	673

	105,496	124,478	139,434