Form 20-F
period 2023-12-31
Silicon Motion Technology CORP
filed 2024-04-30
CIK 1329394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Jason Tsai, Interim Chief Financial Officer
Tel: +1 408 519 7200 / Fax: +1 408 519 7101
690 N. McCarthy Blvd. Suite 200,
Milpitas,
CA
95035, USA
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, US$0.01 par value per share * American Depositary Shares, each representing four ordinary shares	SIMO	Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American Depositary Shares, or ADSs, each representing four ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities registered or to be registered pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 133,675,940 ordinary shares, US$0.01 par value per share, as of December 31, 2023.
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
of the Exchange Act): Yes ☐ No ☒

i

EXPLANATORY NOTE

Unless otherwise indicated, references in this annual report on Form 20-F (this “annual report”) to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” is to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” is to the Republic of Korea, or South Korea;

•	“Nasdaq” is to the Nasdaq Global Select Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“SEC” is to the U.S. Securities and Exchange Commission;

•	“shares” or “ordinary shares” are to our ordinary shares, with a par value US$0.01 per share;

•	“U.S. GAAP” is to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” the “Company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation and its subsidiaries.

“Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), “NANDSustain,” “NANDXtend,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” “Ferri-UFS,” the powered by SiliconMotion logo, “InstantView,” “MonTitan,” the MonTitan logo, the Shannon Systems logo, “PCIe-RAID,” “DIRECT-IO,” “Hyper-IO,” “Bigtera,” the Bigtera logo, “VirtualStor,” “CloudStor,” and “StorVisor” are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this annual report.

Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the “safe harbor” created by those sections. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; the outcome of arbitration related to the Transaction (as defined under Item 4, “Information on the Company”); and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties, including, but are not limited to, those identified under “Risk Factors” and elsewhere in this annual report that could cause actual results and performance to be materially different from those described or implied in these forward-looking statements. Given these factors, risks and uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this annual report. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Our business, operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations and cash flows and lead to a decline in the trading price of our ADSs. You should carefully consider the risks described below before making an investment decision. The risks described below do not identify all risks that we face. Our operations could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. Due to risks and uncertainties, known and unknown, our past financial results may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. You should also refer to the other information set forth in this annual report, including in our consolidated financial statements.

Summary of Risk Factors

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

•

Our international operations involve inherent risks which could result in harm to our business and materially impair our future growth, including factors such as government trade restrictions and entity list, sanctions and tariffs and quotas.

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

•	Our solid state drive (“SSD”) solutions product performance could continue to adversely affect our results of operations.

•

We rely on independent semiconductor foundries and subcontractors for the fabrication, assembly and testing of our integrated circuits (“ICs”), and any limitation of their available capacity to us or failure to fulfill our orders satisfactorily could damage our relationships with our customers, decrease our sales or limit our ability to grow our business.

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

•	Our intellectual property indemnification practices may adversely impact our business.

•	We are exposed to potential impairment on investments.

•	We are subject to cybersecurity risks.

•

The constant growth and development of technology, including the increased use of Artificial Intelligence, presents risks and challenges to our operations that could give rise to legal or regulatory action, damage our reputation or otherwise materially harm of our business.

•	Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate.

•	We operate primarily in regions that are susceptible to natural disasters.

•

Increased focus by governmental and non-governmental organizations, consumers and shareholders on sustainability issues, including those related to climate change, may increase our costs and litigation risks, which may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

•	We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.

•

The enactment of legislation implementing changes in the taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

•	We are subject to risks associated with the development and construction of our office buildings.

Risks Relating to Our Corporate Structure and Governance

•	The loss of any of our key personnel or the failure to attract or retain specialized technical or management personnel could impair our ability to grow our business.

•	Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

•	Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense.

Risks Related to the ADSs

•	Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

•	There can be no assurance that we will declare cash dividends in the future in any particular amounts or at all.

•	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

•	If we are characterized as a passive foreign investment company, U.S. holders of our ADSs may experience adverse tax consequences.

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

Our operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control, including, but not limited to:

•	business conditions, including downturns in market segments, such as the computing and mobile markets, in which we operate, or in global and regional economies;

•	the availability and pricing of third-party semiconductor foundry, assembly, packaging and testing services, including their yield, and related raw materials;

•	significant reduction, changes in timing or cancellation of customer orders;

•	regional and global inflationary pressures;

•	changes in our customers’ sales outlook, purchasing patterns and inventory adjustments;

•	the loss of a design-win or key customer;

•	competitive and pricing pressures, including new product introductions and other actions taken by competitors;

•	availability and cost of NAND flash used in our and our customer’s products;

•	changes in our product mix, especially relating to the sales and changes in cost of our NAND flash controllers and SSD solutions, and their effect on our gross margin;

•	the unpredictable consequences of public health emergencies, such as pandemics, including the global coronavirus (“COVID-19”) pandemic, and natural or man-made disasters;

•	inventory impairment uncertainties relating to the effects of volatile NAND flash price and excess inventory;

•	our ability to develop, market and transition to volume production of new or enhanced products in a cost-effective and timely manner;

•	changes in the timing and number of tape-outs and other significant research and development (“R&D”) expenses;

•	competitive pressure to attract, retain and motivate a highly skilled workforce, including R&D personnel;

•	intellectual property disputes; and

•	changes in our effective tax rate.

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

Similar to most companies, we are exposed to risks from fluctuations in inflation. In particular, increasing or high inflation rates could adversely affect our business by increasing the cost of raw materials, energy, labor and transportation of goods. Current or future efforts by governments in locations where we operate to stimulate the economy may increase the risk of significant inflation. In the event of an increase in rates of inflation, we may seek to increase the sales prices of our solutions in order to maintain satisfactory profits. Such increases in prices may not be accepted by our customers and may not be sufficient to compensate us for the negative impact of inflation. Inflation might also reduce disposable income on a macro basis, eroding savings values, which could affect the demand for products that contain our solutions. High inflation rates may also result in unexpected and unbudgeted cost increases and may require changes to our planned investments. If we are not able to offset the effects of increased inflation, it could have a negative effect on our business, financial condition, results of operations and cash flows.

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

Substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and often without penalty to them, which limits our ability to accurately forecast sales and maintain adequate inventory levels, manufacturing capacity and operating infrastructure requirements. Our customers, most of whom are NAND flash makers and module makers, face difficulties in predicting demand for their storage devices using our products, which could result in the procurement forecast provided to us changing at short notice. The majority of our customers are building storage devices such as SSDs used in personal computers (“PCs”) and other client devices and embedded MultiMediaCard (“eMMC”) and universal flash storage (“UFS”) mobile embedded storage used primarily in smartphones and other smart devices and are dependent on original equipment manufacturers (“OEMs”) of these devices accurately anticipating end-consumer demand, which has historically been difficult and subject to unpredictable deviations from past sales patterns. Also, since a significant portion of our quarterly sales, especially from module maker customers targeting channel markets, are from orders received and fulfilled in that quarter, our visibility as to expected orders from these customers in subsequent periods and for any extended period of time is limited. The multiple layers of forecasts from other customers and from their customers may introduce other errors into our estimates of anticipated sales.

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

Industry-wide fluctuations in the PC and smartphone markets could have a material adverse effect on our operating results. A large portion of our controller sales are for the PC and smartphone markets, both of which are mature and have experienced flat-to-declining sales trends because of market saturation and longer replacement cycles.

We have benefitted and should continue to benefit from technological changes in PCs and other client devices and in smartphones and tablets, such as the replacement of hard disk drives (“HDDs”) with SSDs in PCs and other client devices and the replacement of eMMC with UFS mobile embedded storage in smartphones and tablets. When a significant majority of PCs and client devices have adopted SSDs and smartphones and tablets have adopted UFS, we expect growth in demand for controllers for client SSDs and UFS will decelerate and eventually stop. Smartphones and tablets have in recent years cannibalized the sale of PCs and it is possible smartphones and tablets could be replaced by other types of mobile computing and communications devices, and these changes could also lead to unfavorable demand for our products.

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

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 65%, 67% and 61% of our net revenue in 2021, 2022 and 2023, respectively. Sales to our customers constituting more than 10% of our net revenue represented, in the aggregate, 36%, 45% and 45% of our net revenue in 2021, 2022 and 2023, respectively. Our customers constituting more than 10% of our net revenue were (i) Intel and Micron in 2021, (ii)

Micron and SK Hynix in 2022 and (iii) Micron, SK Hynix and AFASTOR in 2023. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

Our international operations involve inherent risks which could result in harm to our business and materially impair our future growth, including factors such as government trade restrictions and entity list, sanctions and tariffs and quotas.

The majority of our products are marketed and sold around the world, including primarily in Taiwan, China, Singapore, and the United States, and most of our corporate operations are primarily located in Taiwan. Two outside foundries, primarily Taiwan Semiconductor Manufacturing Company (“TSMC”), and secondarily Semiconductor Manufacturing International Corporation (“SMIC”), fabricate our semiconductors. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products.

In addition, our results could be impacted by changes in tariffs, trade agreements, trade sanctions or other trade restrictions imposed or agreed to by governments. Trade restrictions, including withdrawal from or modification of existing trade agreements, negotiation of new trade agreements, and imposition of new (and retaliatory) tariffs against certain countries or covering certain products have the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the U.S. or foreign economies or certain sectors thereof in which we compete, and impair our ability to expand our business by offering new technologies and products. It remains unclear what the U.S. federal government or foreign governments will or will not do in the future with respect to tariffs or other international trade agreements and policies. Trade restrictions, and changes in or uncertainty surrounding global trade policies, may adversely impact our competitive position, businesses, financial condition, results of operations and cash flows. See “We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China” below. This includes, for example, packaging, product content, labor and international trade regulations, such as the U.S. Export Administration Regulations and sanctions against Huawei and other companies, and applicable executive orders. These laws, regulations and orders are complex, change frequently and with limited notice, have generally become more stringent over time and have intensified as U.S.-China geopolitical tensions worsen. Any changes to or the addition of companies and entities that are subject to the U.S. Export Administration Regulations and international trade regulations could have a significant impact to our revenue and growth. In addition, if our customers fail to comply with these regulations and laws, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations.

Also, disease outbreaks, including the COVID-19 pandemic, terrorist acts and political or military conflicts have increased the risks of doing business globally. These factors, among others, could affect our ability to manufacture products or procure materials, our ability to import products, our ability to ship our products globally, our ability to sell products in international markets and our cost of doing business. See “Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate” below. If any of these or other factors make the conduct of business in a particular country undesirable, unprofitable or impractical, our business and financial results could be adversely affected and our prospects for growth in those markets could be materially impaired. In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported. Any country in which our products are produced, imported or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard or protectionist measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our ordinary shares.

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

Additionally, during periods of NAND shortages, our sales and profitability could be negatively affected in other ways, including, but are not limited to: (i) our module maker and OEM storage customers may not be able to procure sufficient supplies of NAND components, which could lead to reduced demand for our controllers; (ii) we may not be able to procure sufficient supplies of NAND components for our Ferri industrial SSDs, which could lead to reduced sales of our SSD solutions, and furthermore, to higher cost of procured NAND components and reduced SSD solutions profitability; and (iii) NAND manufacturers may divert NAND supply away from their own storage products that use our controllers towards other customers or products that do not use our controllers, and our sales could be reduced.

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

Our success depends to a significant extent on the development, qualification, implementation and acceptance of new product designs and improvements that provide value to our customers. Our ability to develop, qualify and distribute, and have manufactured, new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. For example, for our products addressing the SSD market, we must successfully identify customer requirements and design, develop and produce products on time that compete effectively as to price, functionality and performance. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, smaller process geometries and other factors. We cannot assure you that our efforts to execute our product roadmap will result in innovative products and technologies that provide value to our customers. If we fail to or are delayed in developing, qualifying or shipping new products or technologies that provide value to our customers and address these new trends and adjust our business accordingly, we may lose competitive positioning, which could cause us to lose market share and require us to discount the selling prices of our products. Although we make substantial investments in R&D, we cannot be certain that we will be able to develop and successfully bring to market new products and technologies on a timely basis or that they will be well-received by our customers. Moreover, our investments in new products and technologies involve certain risks and uncertainties and could disrupt our ongoing business. New investments may not generate sufficient revenue, may incur unanticipated liabilities and may divert our limited resources and distract management from our current operations. We cannot be certain that our ongoing investments in new products and technologies will be successful, will meet our expectations and will not adversely affect our reputation, financial condition and operating results.

We believe that our future success depends on our ability to develop and introduce new technologies and products for new applications to generate new sources of revenue to replace, or build upon, existing product revenue for applications that are mature or in secular decline. If we are not able to repeatedly introduce, in successive years, new products for new applications that ship in volume, our revenue will likely not grow and may decline significantly and rapidly. In the past, we were able to successfully grow our revenue by adding, over time, successive categories of new controller technologies for new applications, such as memory card and flash drive controllers for external storage, eMMC and UFS mobile embedded memory controllers for smartphones and SSD controllers for PCs and other client devices. If we are unable to successfully expand our sales of SSD controllers for data center and enterprise applications, our prospects for continued revenue growth could be adversely affected.

Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in average selling prices of products over time, increased raw material costs and shifts in our product mix.

Our gross margin is highly dependent on product mix, especially the mix of higher gross margin controller sales and lower gross margin SSD solutions sales. A shift in sales mix away from our higher margin products could adversely affect our gross profitability as a percentage of sales and could also adversely affect our operating profitability. The primary elements of our controller cost of sales are IC fabrication at our foundries, assembly and testing, and in contrast, the primary cost of sales of our SSD solutions, which are primarily our Ferri industrial SSDs, is NAND flash components. Our SSD solutions gross margin is lower than our controller gross margin because these products are generally less differentiated and we have limited ability to mark-up the cost of NAND flash components that we procure.

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

We are primarily a fabless semiconductor company focused on NAND flash controllers and the sales of these controllers account for a significant majority of our overall sales. In addition, we also sell SSD solutions, mostly Ferri industrial SSDs. We introduced our Ferri products in 2011, acquired Shannon in 2015 for US$45.6 million, and acquired Bigtera in 2017 for US$4.7 million. Both our Shannon and Bigtera acquisitions have not met financial expectations to date, have been dilutive to our gross margins, operating margins and earnings per ADS, and led to write-downs of Shannon and Bigtera goodwill and intangible assets. If we are able to expand the sales of our SSD solutions, we cannot provide assurance that expanded sales of these products will not negatively affect our gross margin and operating margin, which could negatively affect the market price of our ADSs. Furthermore, even if we are able to sell our SSD solutions to customers profitably, our return on invested capital for SSD solutions will likely be materially lower than our corporate average primarily because of lower product profitability and higher investments, mainly for working capital necessary for financing NAND and other inventory, and this could negatively affect our overall financial return and the market price of our ADSs.

Our SSD solutions are modules, software and appliances, which are different from our primary controller products, which are ICs and have different financial characteristics. Our SSD solutions gross margin is materially lower than our controller gross margin because these products are generally less differentiated and, in the case of our Ferri, where NAND flash components are the majority of their cost of sales, we have limited ability to mark-up the cost of NAND flash components that we procure. We are also subject to NAND price volatility with our Ferri; because of rapidly falling NAND prices, we wrote-down US$4.3 million of NAND components and SSDs in inventory in 2021, US$8.1 million in 2022 and US$3.9 million in 2023. We cannot assure you that in the future our results of operations will not be negatively affected by further NAND component and SSD inventory write-downs.

We rely on independent semiconductor foundries and subcontractors for the fabrication, assembly and testing of our ICs, and any limitation of their available capacity to us or failure to fulfill our orders satisfactorily could damage our relationships with our customers, decrease our sales or limit our ability to grow our business.

We do not own or operate semiconductor fabrication facilities. Instead, we rely on third parties to manufacture our semiconductors. Two outside foundries, primarily TSMC, and secondarily SMIC, fabricate our semiconductors. As a result, we face several significant risks, including wafer cost, availability of wafers and other raw materials, manufacturing capacity, quality assurance, manufacturing yields and production costs, control over delivery schedules and product quality, control of our intellectual property, labor availability or strikes and actions taken by third-party contractors that breach our agreements.

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

As of March 31, 2024, we have 2,749 patents and 1,162 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

We face competition from a number of competitors, including Marvell and Phison, our flash memory customers and smaller merchant suppliers in China. We expect to face competition in the future from our current and potential competitors. In addition, some of our flash memory customers could develop products and technologies that replace their need for our products or otherwise reduce their demand for our products.

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

We have made investments in equity securities with an aggregate value of approximately US$17.1 million as of December 31, 2023. If the companies that we invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses that we have invested decline significantly, we could incur impairment charges that could have a material impact on our results of operations.

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

We outsource selected business functions to third parties, including third parties to manufacture our semiconductors. We take steps to monitor and regulate the performance of the independent third parties to whom we delegate selected functions. Arrangements with third-party service providers may make our operations vulnerable if vendors fail to satisfy their obligations to us as a result of their performance, changes in their own operations, financial condition, or other matters outside of our control. While we evaluate the information security programs and defenses of such third parties, we cannot be certain that our evaluations will identify all or any potential information security weaknesses, or that such third parties’ information security protocols are or will be sufficient to withstand or adequately respond to a cyberattack or other information security incident. The expanding role of third-party providers may also require changes to our existing operations and the adoption of new procedures and processes for retaining and managing these providers, as well as redistributing responsibilities as needed. Effective management, development and implementation of our outsourcing strategies are important to our business and strategy. If there are delays or difficulties in enhancing business processes or our third-party providers do not perform as anticipated, we may not fully realize on a timely basis the anticipated economic and other benefits of the outsourcing projects or other relationships we enter into with key vendors, which could result in substantial costs, divert management’s attention from other strategic activities, negatively affect employee morale or create other operational or financial problems for us. Terminating, transitioning or renegotiating arrangements with key vendors or failure to renegotiate on favorable terms could result in additional costs and a risk of operational delays, potential errors and possible control issues as a result of the termination or during the transition or renegotiation phase.

The constant growth and development of technology, including the increased use of Artificial Intelligence, presents risks and challenges to our operations that could give rise to legal or regulatory action, damage our reputation or otherwise materially harm of our business.

Emerging technology is a consistent subject of new laws or regulations and evolving interpretations and applications of laws and regulations. If we fail to comply with these laws, we may be subject to penalties, fines or criminal or civil liability. The development and use of artificial intelligence (“AI”) presents new risks and challenges that can impact our operations if we incorporate AI into our operations, or if used by our third-party vendors. While we aim to develop and use AI responsibly and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise. AI technologies are complex and rapidly evolving and the technologies that we develop or use may ultimately be flawed. Moreover, AI technology is subject to rapidly evolving domestic and international laws and regulations, which could impose significant costs and obligations on the Company. For example, in 2023 the Biden Administration in the United States issued a new, executive order on safe, secure and trustworthy AI. Emerging regulations may pertain to data privacy, data protection, and the ethical use of AI, as well as clarifying intellectual property considerations. Our use of AI could give rise to legal or regulatory action, increased scrutiny or liability, damage our reputation or otherwise materially harm our business. Additionally, if we fail to keep pace with rapidly evolving AI technological developments, our competitive position and business results may be negatively impacted.

Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate.

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our ICs are manufactured, assembled and tested by third-parties located in China and Taiwan. We generated 94%, 86% and 91% of our revenue in 2021, 2022 and 2023, respectively, from sales to customers outside the United States, and for the year ended December 31, 2023, 67% of our revenue was from sales in three jurisdictions, China, Singapore and Taiwan. Our controller R&D is conducted primarily in Taiwan and our SSD solutions R&D is conducted in both China and Taiwan. Most of our corporate functions are located in Taiwan. These operations are directly influenced by the political and economic conditions of the country in which they are located. We do not expect the portion of our business located outside of the United States to change in the future.

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

•

trade issues related to export or import restrictions, trade sanctions, entity lists, tariffs, quotas and other trade barriers and restrictions, including those related to the ongoing trade disputes between China and the U.S.;

•	financial risks such as longer payment cycles and difficulty in collecting accounts receivable;

•	adverse taxes rules, regulations and penalties; and

•

other factors beyond our control such as nature disasters, terrorism, civil unrest, war, including Russia’s ongoing invasion of Ukraine, ongoing conflicts in the Middle East, and pandemics, epidemics and other health emergencies, such as COVID-19.

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

We operate primarily in regions of the world, including Taiwan, China and California that are susceptible to earthquakes. In the past, these regions had experienced severe earthquakes that caused significant property damage and loss of life, although we did not suffer any material impact on our business. The occurrence of earthquakes is unpredictable, and a major earthquake and consequent disruptive events could severely disrupt the normal operations of our business and have a material and adverse effect on our financial condition and operating results.

Increased focus by governmental and non-governmental organizations, consumers and shareholders on sustainability issues, including those related to climate change, may increase our costs and litigation risks, which may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Expectations of our Company relating to environmental, social and governance factors (“ESG”) may impose additional costs and expose us to new risks. There is an increasing focus from certain investors, consumers and other key stakeholders concerning corporate responsibility, specifically related to ESG. We expect that an increased focus on ESG considerations will affect some aspects of our operations. Stakeholder groups may find us insufficiently responsive to the implications of climate change, and therefore we may face legal action or reputational harm. We also may not achieve our stated sustainability-related goals, which could harm our reputation, or we may incur additional, unexpected costs to achieve such goals, which could materially and adversely affect our business, financial condition and results of operations.

Additionally, as climate change, land use, water use, deforestation, plastic waste, recyclability or recoverability of packaging, and other sustainability concerns become more prevalent, governmental and non-governmental organizations, consumers and investors are increasingly focusing on these issues. This increased focus on environmental issues and sustainability may result in new or increased regulations and consumer and investor demands that could cause us to incur additional costs or to make changes to our products to comply with any such regulations and address demands. If we are unable to respond or perceived to be inadequately responding to sustainability concerns, consumers may choose to purchase products from a competitor.

Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. For example, in 2024, the SEC issued climate disclosure rules that would require new climate related disclosure in SEC filings. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with manufacturing our products. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business, financial condition, results of operations and reputation.

In addition, shareholders are increasingly sensitive to the climate change impacts and mitigation efforts of companies, are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies and are demanding that companies take a proactive approach to addressing perceived environmental risks, including risks associated with climate change, relating to their operations. Adverse publicity or climate-related litigation that may result from enhanced disclosure or shareholder perception could have a negative impact on our business, financial condition and results of operations.

We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.

Most of our business operations are in Taiwan, a self-governing democracy, with a unique international political status, that is claimed by China and receives security from the United States under the Taiwan Relations Act. China asserts that Taiwan is part of China, seeks the unification of Taiwan and has not ruled out the use of force to achieve this. China is also increasingly assertive in the region and claims sovereignty over much of the South China Sea south of Taiwan and has unilaterally established an Air Defense Identification Zone (“ADIZ”) in the East China Sea north of Taiwan. The United States does not recognize China’s ADIZ and conducts regular freedom of navigation operations in the areas claimed by China. In 2016, China dismissed the United Nation’s Permanent Court of Arbitration ruling against it in its claims to the South China Sea. Tensions between Taiwan and China and between the United States and China have increased in recent years.

A majority of our employees and a significant portion of our R&D and corporate functions are based in Taiwan. We also operate a R&D center in Shanghai, and China is one of the largest markets for our products. In addition, all of our foundries and assembly and testing subcontractors are located in either Taiwan or China. Accordingly, our business and results of operations and the market price of our ADSs may be affected by any deterioration in the relationship between Taiwan and China. Although there are significant economic ties between Taiwan and China, in recent years China has taken a more aggressive posture towards Taiwan, including the suspension of cross-straits communications channels in 1996, regular intrusion by Chinese military aircraft into Taiwan airspace, the sailing of naval ships around Taiwan waters, the conduct of military exercises close to Taiwan, and exclusion of Taiwan from international organizations such as the World Health Organization.

Furthermore, our principal executive offices are in Hong Kong. Previous pro-democracy protests and COVID-19 containment activities have affected our Hong Kong operations and China’s national security law for Hong Kong has reduced its autonomy and could lead to further repercussions from the United States, Taiwan and other countries and may affect our operations in the future.

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

Legislation is introduced from time to time to reform the taxation of international business activities. The Organisation for Economic Co-operation and Development (the “OECD”) has released guidance covering various topics, including country-by-country reporting, definitional changes to permanent establishment and guidelines in determining arm’s length transfer pricing. This guidance is collectively referred to as Base Erosion and Profit Shifting (“BEPS”) an initiative that aims to standardize and modernize global tax policy. Depending on legislation ultimately enacted in connection with this guidance by jurisdictions in which we operate, there may be significant consequences for us due to our large international business activities. For example, adoption of BEPS by foreign jurisdictions in which we operate could result in changes to tax policies, including transfer-pricing policies that could ultimately impact our tax liabilities to foreign jurisdictions. If any of these proposals are enacted into law, or if other international, consensus-based tax policies and principles are amended or implemented, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations. It is likely that new legislation enacted by several governments of countries in which we operate could lead to higher operating and tax expenses for our business in the near future.

We are subject to risks associated with the development and construction of our office buildings.

In September 2018, we purchased 65,700 square feet of land in Hsinchu, Taiwan for a total cost of US$58.9 million, which is currently targeted for completion in 2024. On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei, Taiwan and executed a property development agreement in May 2021, with property development costs to be defined and agreed in a subsequent agreement. We have no experience developing and constructing office buildings and managing real property of this scale. We may encounter unanticipated occurrences or conditions during construction that may increase the expense of these projects. We may also encounter unanticipated delays in the construction of the new buildings and local government approvals for the projects may be delayed. We will also be required to comply with applicable environmental regulations in connection with such development. We are financing these construction projects from our cash balance, which could limit alternative deployments of capital. The purchase of the land and construction of the buildings will increase our fixed assets significantly and could reduce our return on invested capital. After the office buildings have been constructed, we may consider sale and leaseback arrangements if favorable terms can be obtained.

Risks Relating to Our Corporate Structure and Governance

The loss of any of our key personnel or the failure to attract or retain specialized technical or management personnel could impair our ability to grow our business.

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other highly skilled personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to attract and retain skilled managerial, engineering and sales and marketing personnel. The competition for such personnel, particularly engineering personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of engineering personnel to support our anticipated growth. These personnel are required to design and develop ICs, including firmware, and to introduce product enhancements for use in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior executives or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as have an adverse effect on our overall growth. In addition, if any other members of our senior management or any of our other key personnel depart, join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan and other foreign countries, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan or other foreign countries due to the constantly evolving nature of their respective legal systems.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

We are subject to reporting obligations under securities laws of the United States. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include in its annual report management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal controls over financial reporting as of December 31, 2023 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our consolidated financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

Risks Related to the ADSs

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

•

business interruptions resulting from geopolitical actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, or pandemics such as the COVID-19 pandemic, epidemics, outbreaks of an infectious disease or similar events;

•	the payment or non-payment of cash dividends at the discretion of our board of directors;

•	the announcement and implementation of share repurchase programs;

•	announcements by us or our competitors of significant acquisitions, divestitures or partnerships;

•

actual or anticipated changes to trade issues related to export or import restrictions, trade sanctions, entity lists, tariffs, quotas and other trade barriers and restrictions, including those related to the ongoing trade disputes between China and the U.S.; and

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

Since November 2015, our board of directors has declared dividends annually, with payments made in four quarterly installments. The decision to continue declaring dividends, if any, and their timing and amount, depends on, among other things, that the dividend payment is in the best interests of our shareholders, business visibility, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that our board of directors may deem relevant and any dividend declaration is at the discretion of our board of directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that apply to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 28, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

ITEM 4.	INFORMATION ON THE COMPANY

Introduction

Silicon Motion was originally incorporated as a corporation under the name Silicon Motion Technology Corporation in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”), in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation, which was incorporated in April 1997 and had changed its name to SMI Taiwan after acquiring, in August 2002, Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA was a graphics processor company. The name and address of the Company’s agent for service of process in the United States is PTSGE Corp. at 924 Fourth Avenue, Suite 2900, Seattle, WA 98104.

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high-performance storage solutions widely used in enterprise and hyperscale data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual properties developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion NAND flash controllers. More NAND flash components, including current and up-coming generations of flash produced by Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

We are a leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and Internet of things (“IoT”) devices. We also leverage our controller expertise to supply specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand and single-chip SSDs under the “FerriSSD,” “Ferri-eMMC,” and “Ferri-UFS” brands.

Our principal executive offices are located at Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong. The address of our United States operating subsidiary, SMI USA, is 690 N. McCarthy Blvd. Suite 200, Milpitas, CA 95035. The address of our Taiwan operating subsidiary, SMI Taiwan, is 8/F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan. Our ADSs, each representing four of our ordinary shares, have been listed and traded on Nasdaq since June 2005. Our website address is www.siliconmotion.com. The information on our website should not be deemed to be part of this annual report. Additionally, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Please refer to “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in Item 5 below for a discussion of our capital expenditures in the past three years.

Termination of the Merger Agreement with MaxLinear

On May 5, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc., a Delaware Corporation (“MaxLinear”), and Shark Merger Sub, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly owned subsidiary of MaxLinear, pursuant to which the Company agreed to be acquired by MaxLinear, with (a) holders of our ordinary shares to receive US$23.385 in cash and 0.097 shares of MaxLinear common stock, US$0.0001 par value per share (“MaxLinear Common Stock”), for each share that they hold (other than certain customary excluded shares), and (b) ADS holders to receive US$93.54 in cash and 0.388 shares of MaxLinear Common Stock for each ADS that they “hold (other than ADSs representing certain customary excluded shares), in each case, with cash in lieu of any fractional shares of MaxLinear Common Stock (collectively, the “Transaction”). On August 31, 2022, shareholders at the Company’s Extraordinary General Meeting of Shareholders approved the Transaction.

On July 26, 2023, the Company and MaxLinear received antitrust approval from the State Administration for Market Regulation of the People’s Republic of China (“SAMR Approval”). Shortly after receiving SAMR Approval, the Company received notice from MaxLinear of its purported termination of the Merger Agreement. MaxLinear did not provide any factual basis for its purported termination, and the Company believes its actions constituted a willful and material breach of the Merger Agreement. The Company has filed a claim in the Singapore International Arbitration Centre (the “SIAC”), which is the venue for dispute resolution under the Merger Agreement, and is currently pursuing payment of the termination fee of US$160 million, together with further substantial damages, interest and costs. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.

Significant Subsidiaries of the Company

Below is a list of significant subsidiaries of the Company. All subsidiaries are wholly owned.

Name of Entity	Jurisdiction of Incorporation
Silicon Motion, Inc.	Taiwan
Silicon Motion Technology (Macao) Ltd.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong

Our Market and Products

We focus primarily on designing, developing and marketing: (i) NAND flash controllers for solid state storage devices, primarily SSDs used in PCs and other client devices and eMMC and UFS mobile embedded storage used in smartphones and IoT devices and (ii) SSD solutions, primarily small form-factor specialized SSDs used in industrial, commercial and automotive applications. In 2021, 55% to 60% of our net sales were of SSD controllers, 30% to 35% were eMMC and UFS controllers and 5% to 10% were SSD solutions. In 2022, 45% to 50% of our net sales were of SSD controllers, 35% to 40% were eMMC and UFS controllers and 5% to 10% were SSD solutions. In 2023, 55% to 60% of our net sales were of SSD controllers, 25% to 30% were eMMC and UFS controllers and 5% to 10% were SSD solutions.

NAND Flash Controllers

We offer a broad range of controllers for developing different categories of solid state storage devices that are used in a wide variety of applications. We provide controllers for computing-grade SSDs used in PCs and other client devices, enterprise-grade SSDs used in data centers, eMMC and UFS mobile embedded storage used in smartphones and IoT devices, enterprise-grade SSDs used in enterprise and hyperscale data centers, flash memory cards and flash drives used as expandable storage and specialized SSDs used in industrial, commercial and automotive applications. For most of these applications, we offer customers controllers, which are designed for a range of different price-performance trade-offs that enable the targeting of different market segments, such as value-line, mainstream and premium. Our controllers are a combination of ICs and firmware and are offered as configurable platforms or turnkey solutions, which provide customers with options to customize products to achieve desired differentiation or focus on fast time-to-market. Since SSDs and mobile embedded storage products are defined by continuously evolving industry standards such those relating to, but are not limited to, the PCIe host interface, NVMe data transfer protocol and UFS storage specification, we provide controllers for the latest versions of these industry standards and design our solutions for customers to build storage devices with competitive product performance and compatibility with host devices. Our controllers are also designed to support the majority of the latest and next generations of NAND flash components manufactured by vendors such as Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital and YMTC, which enables customers to have wide choices of components for developing and building storage devices. Controllers integrate technologies that are critical to their functionality and these include advanced error correction codes (“ECC”) and digital signal processing (“DSP”) engines for ensuring data reliability and sophisticated wear-leveling algorithms for maximizing the usable life of NAND flash components. We may also incorporate other technologies in our controllers such as encryption, power-loss protection, multimedia digital rights management and active temperature monitoring.

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

Our Customers

We sell our products to NAND flash makers, module makers, hyperscalers and OEMs worldwide. Most of our high — performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading supplier of SSD controllers used in PCs, data centers, automotive and other client devices and a leading merchant supplier of eMMC and UFS controllers used in smartphones and IoT devices. Sales to our five largest customers represented approximately 65%, 67% and 61% of our net revenue in 2021, 2022 and 2023, respectively. Sales to our customers constituting more than 10% of our net revenue represented, in the aggregate, 36%, 45% and 45% of our net revenue in 2021, 2022 and 2023, respectively. Our customers constituting more than 10% of our net revenue were (i) Intel and Micron in 2021, (ii) Micron and SK Hynix in 2022 and (iii) Micron, SK Hynix and AFASTOR in 2023. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 67% of our sales in 2021, 79% of our sales in 2022, and 65% of our sales in 2023 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors and sales reps located throughout the world. We selected these distributors and reps based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis and product marketing. We seek to work with potential and existing customers early in their design process to best match our products to their needs, and more broadly, to ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our R&D, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as IEEE, JEDEC, NVM Express, and Open Compute Project (OCP) helps us monitor the latest industry developments and promote our corporate profile. Our marketing group also works with our sales teams to identify new business opportunities.

We also have field application engineers (“FAEs”), who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by product and market to support our customers.

Research and Development

Our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost-effective solutions for both existing and new markets. Our R&D efforts are directed largely to both the development of algorithms and other technological building blocks necessary for managing NAND flash and the use of these technological building blocks to develop a wide variety of NAND flash controller solutions, which are ICs with embedded firmware, that can manage most available NAND flash components and are used to create different classes of solid state storage devices, such as enterprise-grade SSDs used in enterprise applications and data centers, client SSDs used in PCs and other client devices, eMMC and UFS embedded storage for smartphones and IoT devices. We have assembled a core team of engineers who have experience in the areas of firmware, digital and mixed-signal IC design and system-level architecture. Our R&D expenses consist primarily of employee salaries and related benefits including stock-based compensation, tape-out and related project expenses and intellectual property and software licensing costs. We expense R&D expenditures as they are incurred.

Our primary R&D centers are located in Hsinchu and Taipei, Taiwan, and Shanghai, China. Our facilities in Hsinchu and Taipei focus primarily on our NAND flash controller products, and our facilities in Shanghai focus primarily on specific product requirements of our customers in China.

Our R&D activities broaden and strengthen our portfolio of intellectual properties, including patents and trade secrets. As of March 31, 2024, we have 2,749 patents and 1,162 pending applications worldwide, and we will continue to actively pursue the filing of additional patent applications in important jurisdictions.

Our R&D expenses were approximately US$164.3 million, US$188.5 million, and US$174.4 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual IC dies are diced from wafers, assembled into finished chips and undergo several stages of testing before delivery to our customers. For certain products, we also ship bare dies to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the R&D efforts of leading manufacturers without having to commit our own substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.

Wafer fabrication. TSMC and SMIC are currently our primary foundries that manufacture most of our semiconductors. We use their fabs in Taiwan and China to fabricate our devices using CMOS process technology, primarily with process nodes from 6 to 55 nanometers. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost-efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. In order to minimize cost and reduce turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as SPIL, PTI, YTEC, Huatian, and KYEC as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over this process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

Quality and reliability assurance. We have designed and implemented a quality assurance system that provides the framework for continual improvement of products, processes and customer service. To ensure consistent product quality, reliability and yield, our quality assurance teams perform reliability engineering, quality control, International Organization for Standardization (“ISO”) system development, document control, subcontractor quality management and customer engineering services to closely monitor the overall process from IC design to after-sale customer support. In particular, we rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers and subcontractors are pre-qualified by our quality assurance teams. Our suppliers are required to have a quality management system, certified to ISO 9000 standard as a minimum requirement. Our operations have been ISO 9001 certified since 1999.

Competition

We face competition from a number of competitors, including Marvell and Phison, our flash memory customers’ internal captive developments and small Chinese merchant controller suppliers.

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

We expect increased competition in the future from emerging or established companies, customers or other third parties, any of which could acquire significant market share. See “Risk Factors — Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the marketplace” in Item 3 above.

Seasonality

See “Risk Factors — Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the price of our ADSs,” “Risk Factors — We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations,” and “Risk Factors — NAND industry cyclicality could adversely affect our growth and profitability” in Item 3 above and “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations” in Item 5 below.

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

As of March 31, 2024, we have 2,749 patents and 1,162 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks, respectively. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), “NANDSustain,” “NANDXtend,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” “Ferri-UFS,” the powered by SiliconMotion logo, “InstantView,” “MonTitan,” the MonTitan logo, the Shannon Systems logo, “PCIe-RAID,” “Hyper-IO,” “Bigtera,” the Bigtera logo, “VirtualStor,” “CloudStor,” and “StorVisor” as trademarks in the United States, Taiwan and/or other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants and other customary security measures.

We have entered into license agreements with third-party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools and software.

Facilities

As of the date of this annual report, we occupy facilities totaling approximately 393,000 square feet, which house our management and administration, operations, R&D and sales and marketing departments. Of our facilities, approximately 182,400 square feet are owned and approximately 210,600 square feet are occupied under leases. We currently consider our facilities insufficient to meet our future operational requirements; therefore, we are constructing a new office building to meet our anticipated future needs. In 2018, we purchased 65,700 square feet of land in Hsinchu, Taiwan for the construction of a future office building, and, in 2021, we executed a property development agreement for the construction of a future office building in Taipei, Taiwan. See “Risk Factor — We are subject to risks associated with the development and construction of our office buildings” in Item 3 above. As of the date of this annual report, the table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Hsinchu, Taiwan	Research & development, management & administration	233,700
Taipei, Taiwan	Research & development, sales & marketing	94,100
Shanghai, China	Research & development, sales & marketing	21,700
Shenzhen, China	Sales & marketing	20,200
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	10,000

(1)	Korea; Macau; Hong Kong; Yokohama, Japan; and Beijing and Suzhou, China

Leases covering our current facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased facilities with equivalent facilities. As of December 31, 2023, lease obligations covering our current facilities totaled US$15.0 million, of which US$2.3 million was short-term.

We currently own commercial property in Shanghai of approximately 20,000 square feet, which we have no plans to use for our operations. Part of the Shanghai property is leased to third parties and the rest remains to be leased.

Our commercial property in Taipei, Taiwan of approximately 6,200 square feet was sold in October 2023.

Government Regulation

See “Risk Factors — Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense” in Item 3 above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” included in Item 3 of this annual report. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high- performance storage solutions widely used in enterprise and hyperscale data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual properties developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion NAND flash controllers. More NAND flash components, including current and up-coming generations of flash produced by Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

We are a leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices. We also leverage our controller expertise to supply specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers under the “SMI” brand and single-chip SSDs under the “FerriSSD,” “Ferri-eMMC,” and “Ferri-UFS” brands.

Summary of Consolidated Financial Results

Summary of the year ended December 31, 2023 is as follows:

•	Total revenue decreased by 32% to US$639.1 million from US$945.9 million in the prior year.

•	Gross profit as a percentage of revenue decreased by 6.9% points to 42.3% from 49.2% in the prior year.

•	Total operating expenses decreased by 8.5% to US$230.5 million from US$251.9 million in the prior year.

•	Operating profit decreased by 81% to US$39.9 million from US$213.9 million in the prior year.

•	Income tax expense as a percentage of income before income tax decreased to 13.4% from 18.8% in the prior year.

•	Diluted earnings per ADS decreased by 69.4% to US$1.58 from US$5.17 in the prior year.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns.

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2021	2022	2023
Currency
U.S. dollars	99%	97%	98%
Chinese yuan	1%	3%	2%

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

Because most of our semiconductor solutions are designed for the mobile and computing devices markets, we expect our business to be subject to seasonality, with higher net sales generally in the second half of each year, when customers place orders to meet increased demand during year-end holiday seasons. However, changing market and business conditions, including foundry wafer supply shortages, as well as changing product mix in recent years could make future assessments of the impact of seasonal factors on our business difficult.

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

Research and development expenses. Our R&D expenses consist primarily of employee salaries and related costs, stock-based compensation, tape-out and related project expenses and intellectual property and software licensing costs. We expense R&D expenditures as they are incurred.

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

Accounting for stock-based compensation. We grant restricted stock units to our employees and members of our board of directors. The value of our restricted stock units is expensed over the vesting period and based on the grant date share price, less the present value of expected dividends during the vesting period, discounted at a risk-free interest rate.

Non-operating income and expenses. Our non-operating income and expenses include unrealized holding gain on investment, interest from deposited cash, gains or losses on foreign exchange rates, interest paid on loans and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments quarterly and make corresponding write-downs as required to the value of the long-term investments.

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

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

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

Critical accounting estimates are defined as those accounting estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We believe the following are our critical accounting estimates:

Inventory valuation. We value inventories at the lower of cost or net realizable value for raw materials, work-in-process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. We assess net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses. We wrote down US$5.7 million, US$15.8 million and US$7.9 million in 2021, 2022 and 2023, respectively, for estimated obsolete or unmarketable inventory, with write-downs in 2021, 2022 and 2023 primarily related to the value of NAND components and SSDs in inventory affected by rapidly falling NAND prices and the restructuring of our underperforming product lines.

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

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax residents in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Macau and China with statutory tax rates of 20%, 16.5%, 12% and 25%, respectively, and estimate our actual current tax exposure together with assessed temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2021, 2022 and 2023 was US$21.8 million, US$20.2 million and US$23.1 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2021, 2022 and 2023 was US$26.3 million, US$37.1 million and US$43.8 million, respectively. As of December 31, 2022 and 2023, US$6.8 million and US$7.9 million, respectively, of interest and penalties were accrued. Fiscal years 2018 through 2023 remain subject to examination by the U.S. Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 12 to our consolidated financial statements for further information regarding changes in unrecognized tax benefits during 2023.

Legal Contingencies. From time to time, we are involved in legal actions or other third-party assertions arising in the ordinary course of business. There can be no assurance these actions or other third-party assertions will be resolved without costly litigation, in a manner that does not adversely impact our financial position, results of operations or cash flows or without requiring royalty payments in the future, which may adversely impact gross margins. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently, determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different than our estimates and could adversely affect our results of operations, financial position and cash flows. See “Item 8. Legal Proceedings”.

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
Net sales	100.0%	100.0%	100.0%
Cost of sales	50.0	50.8	57.7

Gross profit	50.0	49.2	42.3

Operating expenses:
Research and development	17.8	20.0	27.3
Sales and marketing	3.1	3.3	4.2
General and administrative	2.4	3.3	4.4
Loss from settlement of litigation	—	0.0	0.2

Total operating expenses	23.3	26.6	36.1

Operating income	26.7	22.6	6.2

Non-operating income (expenses):
Unrealized holding gain on investments	—	0.1	1.3
Interest income	0.1	0.3	1.9
Foreign exchange gain (loss), net	0.0	(0.5)	0.1
Interest expense	0.0	0.0	0.0
Other income (loss), net	0.0	0.0	0.0

Total non-operating income (loss)	0.1	(0.1)	3.3

Income before income taxes	26.8	22.5	9.5
Income tax expense	5.1	4.2	1.3

Net income	21.7%	18.3%	8.2%

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

Net sales.

	Years Ended December 31
	2022		2023
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile Storage	926,760	98	632,813	99	(293,947)	(32)
Others	19,161	2	6,329	1	(12,832)	(67)

Net sales	945,921	100	639,142	100	(306,779)	(32)

In 2023, our net sales decreased by 32% year-over-year to approximately US$639.1 million, attributed to both a decline in overall controller shipments as well as ASPs. Our mobile storage revenue decreased by 32% year-over-year. Our SSD controller sales decreased in the range of 20% to 25% year-over-year to account for

55% to 60% of revenue, a higher percentage of net sales than the prior year, eMMC plus UFS controller sales decreased in the range of 45% to 50% year-over-year to account for 25% to 30% of revenue, a lower percentage of net sales than the prior year, and SSD solutions sales decreased in the range of 25% to 30% year-over-year to account for 5% to 10% of revenue, a similar percentage of net sales as the prior year.

Gross profit.

	Years Ended December 31
	2022		2023
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Gross profit	465,831	49	270,390	42	(195,441)	(42)

Gross profit as a percentage of net sales decreased to 42% in 2023 as compared to 49% in 2022 primarily because of lower gross margin our mobile storage sales. Our gross profit, excluding obsolete and unmarketable inventory write-downs, as a percentage of revenue decreased from 51% in 2022 to 44% in 2023.

Research and development expenses.

	Years Ended December 31
	2022		2023
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Salary and benefits	106,740	11	93,576	15	(13,164)	(12)
Stock-based compensation	18,678	2	11,709	2	(6,969)	(37)
Other research and development	63,114	7	69,072	10	5,958	9

Research and development	188,532	20	174,357	27	(14,175)	(8)

Our Research and development expenses decreased by 8% year-over-year to approximately US$174.4 million in 2023. Salary and benefits decreased by 12% year-over-year to approximately US$93.6 million in 2023. Stock-based compensation decreased by 37% year-over-year to approximately US$11.7 million. Other research and development expenses increased by 9% year-over-year to approximately US$69.1 million, primarily because of higher IC tape-out and other project expenses in 2023.

Sales and marketing expenses.

	Years Ended December 31
	2022		2023
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Salary and benefits	19,166	2	17,218	3	(1,948)	(10)
Stock-based compensation	2,736	—	1,858	—	(878)	(32)
Other sales and marketing	9,635	1	7,844	1	(1,791)	(19)

Sales and marketing	31,537	3	26,920	4	(4,617)	(15)

Our sales and marketing expenses decreased by 15% year-over-year to approximately US$26.9 million in 2023. Salary and benefits decreased by 10% year-over-year to approximately US$17.2 million in 2023. Stock-based compensation decreased by 32% year-over-year to approximately US$1.9 million in 2023. Other sales and marketing expenses decreased by 19% year-over-year to approximately US$7.8 million.

General and administrative expenses.

	Years Ended December 31
	2022		2023
	US$	% of net sales	US$	% of net sales	US$ change	% change

	(in thousands, except percentage data)
Salary and benefits	13,853	2	11,220	2	(2,633)	(19)
Stock-based compensation	4,650	—	3,574	—	(1,076)	(23)
Other general and administrative	12,944	1	13,129	2	185	1

General and administrative	31,447	3	27,923	4	(3,524)	(11)

Our general and administrative expenses decreased by 11% year-over-year to approximately US$27.9 million in 2023. Salary and benefits decreased by 19% year-over-year to approximately US$11.2 million. Stock-based compensation decreased by 23% year-over-year to approximately US$3.6 million in 2023. Other general and administrative expenses increased by 1% year-over-year to approximately US$13.1 million in 2023, primarily because of legal, financial advisory and other fees related to dispute expenses in connection with arbitration of the terminated Merger Agreement.

Stock-based compensation.

The following table presents details of total stock-based compensation that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2022		2023
	US$	% of net sales	US$	% of net sales	US$ change	% change

	(in thousands, except percentage data)
Cost of sales	597	—	406	—	(191)	(32)
Research and development	18,678	2	11,709	2	(6,969)	(37)
Sales and marketing	2,736	—	1,858	—	(878)	(32)
General and administrative	4,650	—	3,574	—	(1,076)	(23)

Total stock-based compensation	26,661	2	17,547	2	(9,114)	(34)

See Note 14 to our consolidated financial statements for a discussion of activity related to stock-based awards.

Loss from settlement of litigation. We paid US$390 thousand in 2022 and US$1.3 million in 2023 to settle legal litigations.

Unrealized holding gain on investment. We recognized a gain of US$896 thousand in 2022 and US$ 8.0 million in 2023 for the net change in fair value of the investments in equity securities.

Interest income. Our interest income increased to approximately US$12.2 million for the year ended December 31, 2023 from approximately US$2.7 million for the year ended December 31, 2022 due to higher interest rates and higher cash balance.

Interest expense. Interest expense decreased from US$71 thousand for the year ended December 31, 2022 to nil for the year ended December 31, 2023.

Foreign exchange gain (loss), net. For the year ended December 31, 2023, we realized a foreign exchange gain of US$914 thousand, compared with a loss of US$4.9 million for the year ended December 31, 2022. We do not engage in any hedging activities.

Income tax expense. Income tax expense was approximately US$8.2 million for the year ended December 31, 2023 compared to an income tax expense of approximately US$40.1 million for the year ended December 31, 2022.

Net income. Net income was approximately US$52.9 million for the year ended December 31, 2023 compared to a net income of approximately US$172.5 million for the year ended December 31, 2022.

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

For the discussion covering the comparison between the years ended December 31, 2022 and 2021, please refer to “Item 5” of our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023.

Liquidity and Capital Resources

As of December 31, 2023, we had approximately US$314.3 million in cash and cash equivalents, an increase of US$82.1 million from December 31, 2022. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities.

We believe cash we expect to generate from operating activities will be sufficient to meet our anticipated working capital needs, capital expenditures, and other commitments for at least the next 12 months and into the foreseeable future. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, and construction of our Hsinchu and Taipei office buildings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	174,698	83,892	149,083
Net cash used in investing activities	(28,164)	(32,942)	(49,085)
Net cash used in financing activities	(99,735)	(183,096)	(16,690)
Depreciation and amortization	17,160	18,931	21,810
Capital expenditures	(24,657)	(32,942)	(50,313)

Operating activities

Our net cash provided by operating activities was approximately US$149.1 million for the year ended December 31, 2023, compared to net cash provided by operating activities of approximately US$83.9 million and US$174.7 million during 2022 and 2021, respectively.

For the year ended December 31, 2023, cash flow provided by operations of US$149.1 million resulted primarily from our net income of US$52.9 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$21.8 million of depreciation and amortization and US$17.5 million of stock-based compensation.

•

Net working capital decreased by US$64.4 million. Inventories decreased by US$72.1 million, notes and accounts receivable decreased by US$11.4 million, notes and accounts payable increased by US$19.6 million, income tax payable decreased by US$34.6 million, and other assets net of other liabilities used US$4.1 million of cash.

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

Investing activities

Our net cash used in investing activities was approximately US$49.1 million for the year ended December 31, 2023, compared to net cash used in investing activities of approximately US$32.9 million for the year ended December 31, 2022. In 2023, we paid US$21.1 million for the routine purchase of software, design tools and other items, and US$28.0 million for building construction in Hsinchu.

Our net cash used in investing activities was approximately US$32.9 million for the year ended December 31, 2022, compared to net cash used in investing activities of approximately US$28.2 million for the year ended December 31, 2021. In 2022, we paid US$19.7 million for the routine purchase of software, design tools and other items, and US$13.2 million for building construction in Hsinchu.

Financing activities

Our net cash used in financing activities was approximately US$16.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of approximately US$183.1 million for the year ended December 31, 2022. Our cash used in financing activities in 2023 consists primarily of US$16.7 million of dividend payments.

Our net cash used in financing activities was approximately US$183.1 million for the year ended December 31, 2022, compared to net cash used in financing activities of approximately US$99.7 million for the year ended December 31, 2021. Our cash used in financing activities in 2022 consists primarily of US$49.9 million of dividend payments and US$133.2 million for share repurchases.

Capital Return to Shareholders

Dividend. On October 25, 2021 and October 30, 2023, we announced an annual cash dividend of US$2.00 per ADS to be paid in four quarterly installments of US$0.50 per ADS, we paid US$49.9 million and US$16.7 million to shareholders in 2022 and 2023, respectively. The dividend program was halted during most of 2022 due to the proposed Transaction with MaxLinear; however, our board of directors decided to reinstate the cash dividend payments in an announcement on October 30, 2023 since the Transaction with MaxLinear was terminated.

The declaration and payment of future cash dividends is subject to our board of directors’ continuing discretion and determination that the payment of dividends is in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the declaration and payment of cash dividends.

Share Repurchase. On December 7, 2021, our board of directors authorized a share repurchase program to repurchase up to US$200 million of our ADSs over a 6-month period. In the year ended December 31, 2022, we repurchased 1.6 million ADSs for US$128.8 million at an average price of US$79.18 per ADS and in the year ended December 31, 2021, we repurchased 0.6 million ADSs for US$50 million at an average price of US$89.87 per ADS.

Share repurchases are made in the open market or according to other methods in compliance with SEC Rule 10b-18 under the Exchange Act, subject to market conditions, applicable legal requirements and other factors. Share repurchase plans announced do not obligate us to acquire any particular amount of ADSs and may be suspended at any time at our discretion.

Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Operating Leases. Operating lease obligations represent the undiscounted remaining lease payments primarily for our leased property and equipment, see Note 15 to our consolidated financial statements. As of December 31, 2023, these obligations totaled US$15.0 million, of which US$2.3 million was short-term.

Office Building Construction. In September 2018, the Company paid US$58.9 million to acquire land in Hsinchu, Taiwan intended for its future Taiwan headquarters building. Construction work commenced at this site in January 2021, and is currently targeted for completion later in 2024. An estimated cash requirement for the construction project is approximately US$27.7 million in 2024. We won a bid with a third party to build an office building in Taipei and entered into a property development agreement in May 2021. Based on the terms of the property development agreement, the Company is required to complete construction within three years after the construction license is approved. At this time, we are unable to accurately measure the construction progress and make a reasonably reliable estimate of the timing and future payments to the contractor, see Note 16 to our consolidated financial statements.

Tax Liability. Tax liability represents the provision for income tax and uncertain tax position recognized, see Note 12 to our consolidated financial statements. As of December 31, 2023, short-term taxes payable totaled US$7.5 million. We increased long-term taxes payable of US$6.7 million related to uncertain tax positions as of December 31, 2023. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

Recent Accounting Pronouncements

Please refer to Note 2 to the consolidated financial statements

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our board of directors consists of nine directors. Members of our senior management are appointed by, and serve at the discretion of, our board of directors. The following table sets forth information regarding our directors and senior management members as of the date of this annual report.

Name	Age	Position
James Chow	73	Chairman of the Board
Wallace C. Kou	65	President, Chief Executive Officer and Managing Director
Steve Chen	52	Director
Tsung-Ming Chung	74	Director
Lien-Chun Liu	66	Director
Han-Ping D. Shieh	70	Director
Kenneth Kuan-Ming Lin	71	Director
Cain Lin	62	Director
Jason Tsai	51	Interim Chief Financial Officer
Nelson Duann	55	Senior VP of Client & Automotive Storage Business and Director
Alex Chou	60	Senior VP of Enterprise Storage & Display Interface Solution Business
Robert Fan	60	Senior VP of Global Sales

Senior Management Members and Directors

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

Steve Chen, Director

Mr. Chen joined our board of directors in 2012. Mr. Chen is the chairman of Mercuries Co., Ltd. Mr. Chen has dual M. Eng. from Cornell University.

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung is the Chairman of Dynapack International Technology Corp., a leading provider of battery packs for notebook PCs and tablets. From 1985 to

2000, Mr. Chung was an audit partner at Arthur Andersen. He is also a director at Far East International Bank and was a director at Fubon Hyundai Life Insurance Corporation through March 2024. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University in Taiwan.

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

Cain Lin, Director

Mr. Lin joined our board of directors in December 2023. Mr. Lin is the Managing Director of Cedar Capital Inc., and he formerly served on the board of directors of Auras Technology Co., Ltd. Mr. Lin has over 35 years of experience in the semiconductors and venture capital industries in executive-level roles and holds a BA in Electronic Engineering from National Chen Kung University in Taiwan, an MBA from Santa Clara University, and an MS in Electronic Engineering from the University of Florida.

Jason Tsai, Interim Chief Financial Officer

Mr. Tsai joined us in September 2023. He has over 25 years of experience in strategic finance, corporate strategy, investor relations, and Wall Street. His corporate experience spans from software (SaaS) to hardware and semiconductors and prior to rejoining Silicon Motion, Mr. Tsai was Head of IR at Zendesk, Synaptics and Silicon Motion (2008 – 2019) as well as over a decade as a Wall Street equity research analyst. Mr. Tsai holds a BA in Economics and Molecular and Cell Biology from UC Berkeley.

Nelson Duann, Senior VP of Client & Automotive Storage Business and Director

Mr. Duann became our Senior Vice President of Client & Automotive Storage in December 2023, after serving as Senior Vice President of Marketing and R&D for mobile storage since November 2018. In this role, he oversees product planning, major OEM business development and OEM project management for the Company’s client SSD controllers, mobile controllers, Ferri products and expandable controllers. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Having served with Silicon Motion since 2007, Mr. Duann has nearly 25 years of experience in product design, development, and marketing in the semiconductor industry. Mr. Duann was most recently leading Silicon Motion’s marketing and R&D efforts and has played a key role in leading the company’s OEM business for mobile storage and SSD controller solutions, helping to introduce these products to growing them into the market leaders in these markets today. Prior to Silicon Motion, he worked for Sun Microsystems focusing on UltraSPARC microprocessor projects. Mr. Duann has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

Alex Chou, Senior VP of Enterprise Storage & Display Interface Solution Business

Mr. Chou became our Senior Vice President of Enterprise Storage & Display Interface Solution in December 2023. In this role, he is responsible for leading the Company’s enterprise storage group, to expand the business into data center and enterprise storage as well as expand the Company’s display interface business into the PC docking market. Mr. Chou has over 30 years industry experience in ASIC design/applications engineering, product marketing, business strategy, and executive-level business engagement. Prior to Silicon Motion, Mr. Chou was Senior Vice President at Synaptics, where he was the GM responsible for the growth and success of its Wireless Connectivity business. Prior to that, he spent more than 18 years at Broadcom, and was responsible for their enterprise networking, Wi-Fi network solutions and client WIFI/BT/GNSS as VP of Product Marketing at Broadcom’s Wireless Connectivity BU. Mr. Chou holds an BS degree from National Cheng Kung University in Taiwan, and an MS in Computer Engineering from Syracuse University in New York.

Robert Fan, Senior VP of Global Sales

Mr. Fan became our Senior Vice President of Global Sales in December 2023 and has served as President of SMI USA, our business operations in the Americas and Europe since November 2016 until his promotion in December 2023. He leads Silicon Motion’s worldwide sales, sales operations and FAEs. He also oversees corporate marketing communications and public relations. Mr. Fan joined Silicon Motion in May 2013. Prior to Silicon Motion, Mr. Fan served in executive management roles at Spansion, IDT, and at two venture capital-backed startups. He also spent over nine years at Intel in sales, marketing and management positions and was a chip designer earlier in his career. Mr. Fan holds a BS in EECS from UC Berkeley, an MSEE from Santa Clara University and completed the General Management Executive Program at McCombs School of Business, University of Texas.

There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management. There are no family relationships among any of our directors or senior management members.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of independent registered public accounting firms, overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements, and pre-approving audit and permissible non-audit and non-assurance services provided by independent registered public accounting firms. Mr. Tsung-Ming Chung, Ms. Lien-Chun Liu, and Mr. Cain Lin

are members of our audit committee. Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of the audit committee, is the committee’s “audit committee financial expert” under applicable SEC rules and an independent director under Nasdaq listing standards.

Compensation Committee. The compensation committee’s basic responsibility is to review the performance and development of management in achieving corporate goals and objectives and to assure that our senior executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. The compensation committee also administers the Company’s Incentive-Based Compensation Recovery Policy (the “Clawback Policy”). Toward that end, this committee oversees, reviews and administers all of our compensation, equity and employee benefit plans and programs. Ms. Lien-Chun Liu, Mr. Steve Chen, and Mr. Cain Lin are members of our compensation committee, with Mr. Chen serving as the Chairman of the committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full board of directors candidates for election to the board of directors. Ms. Lien-Chun Liu, Mr. Steve Chen, and Mr. Cain Lin are members of our nominating and corporate governance committee, with Ms. Liu serving as the Chairman of the committee.

Our board of directors has adopted a code of conduct and ethics (the “Code of Ethics”), which is applicable to all of our directors, officers (which includes members of senior management), and employees. Our Code of Ethics is posted on our website at www.siliconmotion.com.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to the best interests of our company and for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our company if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among other things:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our share capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders or under our amended and restated memorandum and articles of association.

Terms of Directors and Senior Management

Our amended and restated articles of association provide that, at each annual general meeting, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of our board of directors, and/or the managing director of our company shall not, whilst holding such office, be subject to retirement by rotation nor to be taken into account in determining the number of directors to retire.

The directors to retire by rotation shall include any director who wishes to retire and not offer him/herself for re-election. Any further directors to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment so that as between persons who became or were last re-elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. Any director appointed pursuant to article 86(2) or appointed by the directors pursuant article 86(3) will not be taken into account in determining which particular directors or the number of directors who are to retire by rotation.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board of directors or as an addition to the existing board of directors. Any director so appointed shall hold office only until the next following annual general meeting of our company and shall then be eligible for re-election.

Two of our seven directors are currently subject to re-election at our next annual general meeting of shareholders.

Our officers, including members of senior management, are appointed by and serve at the discretion of our board of directors.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers (which includes members of senior management) and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our amended and restated articles of association, our company is authorized to indemnify its directors, secretary and other officers (which includes members of senior management) for the time being and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of our company and everyone of them, and everyone of their heirs, executors and administrators, from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty, in their respective offices or trusts provided that any such indemnity shall not extend to any matter in respect of any fraud, dishonesty, willful misconduct or bad faith which may attach to them. Our amended and restated articles of association contains a provision by which its shareholders waive any claim or right of action that they may have, whether individually or by or in the right of our company, against any director on account of any action taken by such director, or the failure of such director to take any action in the performance of his or her duties with or for our company, except in respect of any fraud or dishonesty of such director.

Compensation of Directors and Senior Management

For the year ended December 31, 2023, the aggregate compensation to our directors and senior management members was approximately US$3.50 million. In 2023, under the 2015 Incentive Plan (the “2015 Plan”), we granted restricted stock units to our directors and senior management members as a group to acquire an aggregate of 60,000 ordinary shares. The restricted stock units granted to our senior management members and non-executive directors are subject to the same vesting conditions as those of our employees. As of December 31, 2023, the total amount set aside as an estimate by us to provide pension, retirement or similar benefits to our members of senior management (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately US$0.43 million.

Service Contracts

We currently do not have service contracts with our directors.

Share-Based Compensation Plan and Option Grants

On June 3, 2015, the board of directors adopted the 2015 Plan. The 2015 Plan reserved 20,000,000 ordinary shares for issuance upon exercise of stock options and restricted stock units. The 2015 Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights to our employees (including members of senior management), directors and consultants.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the 2015 Plan may not exceed 20,000,000.

The following types of shares issued under the 2015 Plan may again become available for the grant of new awards under the 2015 Plan: restricted stock issued under the 2015 Plan that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the 2015 Plan that have expired or otherwise terminated without having been exercised in full.

Administration. The board of directors will administer the 2015 Plan and may delegate this authority to administer the 2015 Plan to a committee. Currently, the board of directors delegated the administration of the 2015 Plan to the compensation committee. Subject to the terms of the 2015 Plan, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the amounts and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to certain limitations, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.

Capitalization adjustments. In the event of a dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our ordinary shares or our other securities, or other change in our corporate structure, the board of directors may adjust the number and class of shares that may be delivered under the 2015 Plan and the number, class and price of the shares covered by each outstanding stock award.

Changes in control. In the event of a change in control of the Company, all outstanding options and other awards under the 2015 Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by award holders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

Future amendments and termination. The board of directors may amend (subject to shareholder approval if required by applicable law), suspend or terminate the 2015 Plan at any time. The 2015 Plan will terminate pursuant to its terms on June 3, 2025.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2021	2022	2023
Management and administration	128	133	118
Operations	43	46	42
R&D	1,065	1,262	1,229
Sales and marketing	198	202	157

Total	1,434	1,643	1,546

As of December 31, 2023, we had 1,546 total employees, including 1,305 in Taiwan, 33 in the United States, 186 in China, 11 in Korea, and 11 in Japan. Of our total employees, 1,386 are engineers.

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

There were 134,726,480 of our ordinary shares outstanding as of March 31, 2024. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024, less otherwise indicated in the footnotes, by each of our directors and members of senior management:

	Shares Beneficially Owned
	Number	%
Senior Management and Directors:
James Chow (1)	1,623,666	1.2
Wallace C. Kou	1,774,856	1.3
Steve Chen	91,200	*
Tsung-Ming Chung	10,000	*
Lien-Chun Liu	275,480	*
Han-Ping D. Shieh	34,011	*
Kenneth Kuan-Ming Lin	40,000	*
Cain Lin (2)	60,000	*
Jason Tsai (3)	198,600	*
Nelson Duann	72,000	*
Alex Chou	*	*
Robert Fan	65,200	*

*	Less than one percent
(1)

Represents 1,623,666 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 60,000 shares owned by his spouse.
(3)	Represents 146,600 shares owned by Mr. Tsai and 52,000 shares owned by his family members.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our Clawback Policy during the fiscal year ended December 31, 2023.

Clawback Policy

The Company maintains a policy required by the rules of Nasdaq and the SEC providing that, subject to certain exemptions provided by the rules of Nasdaq and the SEC, in the event that the Company is required to prepare an accounting restatement, it will recover incentive based-compensation received by any current or former executive officer that was based upon the attainment of a financial reporting measure that was erroneously awarded during the three-year period preceding the date that the restatement was required.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2024, there were 134,726,480 of our ordinary shares outstanding. The Bank of New York Mellon (the “Depositary Bank”), the depositary under our ADS deposit agreement, has advised us that as of March 31, 2024, we had 33,615,591 ADSs outstanding, representing 134,462,364 ordinary shares.

Based on SEC filings as of the date of the filing of this annual report, we are not aware of any shareholder holding in excess of 5% of our outstanding ordinary shares. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred since January 1, 2021.

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

On August 10, 2023, a customer of our affiliate, Bigtera (Beijing) Ltd., filed a lawsuit in Beijing Chaoyang District Court against Bigtera (Beijing) Ltd., asserting that Bigtera (Beijing) Ltd. is in breach of its two purchase contracts with the said customer due to ceasing its operations. Beijing Chaoyang District Court accepted this case, but no court date has been scheduled so far.

On October 5, 2023, we filed a claim in the SIAC against MaxLinear for breaching the Merger Agreement. In the arbitration, we are seeking payment of the termination fee of US$160 million, together with further substantial damages, interests, and costs. However, in the event that an award is handed down in favor of the Company there is a risk that it will not be able to collect the award due to MaxLinear’s financial condition. In addition, there is a risk that if the Company does not prevail on some or all of its claims, there is a risk that it can be required to pay some or all of MaxLinear’s legal fees and costs. The arbitration tribunal has been constituted, a procedural timetable has been issued and a hearing has been fixed for October 2025. Under the SIAC Arbitration Rules, all matters relating to the proceeding are confidential.

On November 20, 2023, MaxLinear filed its defense to the aforementioned claims, asserting that the Company breached the Merger Agreement because its business allegedly sustained a material adverse effect and it failed to operate its business in the ordinary course. MaxLinear also asserted a claim for fraud, alleging that the projections that it was provided prior to entering into the Merger Agreement were inflated. MaxLinear seeks damages in an unspecified amount. The Company believes that the claims are meritless.

Dividend Policy

See “Risk Factors — There can be no assurance that we will declare cash dividends in the future in any particular amounts or at all” in Item 3 above.

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

Memorandum and Articles of Association

The information called for by Item 10.B of Form 20-F (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in our Registration Statement on Form F-1, as amended (Registration Number 333-125673) and as filed with the SEC on June 9, 2005.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report.

Exchange Controls

There are currently no exchange control regulations or currency restrictions in the Cayman Islands.

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

This discussion is based in part on representations by the Depositary Bank and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions hereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below.

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

The Cayman Islands is not a party to any double tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and, as discussed below, we believe that we were not a passive foreign investment company for our 2023 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the Depositary Bank, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2023 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in our company, then the company will continue to be treated as a passive foreign investment company with respect to such U.S. Holder for all succeeding taxable years during which the hold ADS or ordinary shares in the company. Accordingly, unless the U.S. Holder makes a mark-to-market election as discussed below, such U.S. Holder will be subject to special tax rules in any future taxable year regardless of whether we are classified as a passive foreign investment company in such future years with respect to (a) “excess distributions” and (b) gain from the disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year and must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for a U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes. The entire amount of any gain realized upon the sale or other disposition of the equity interests will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a passive foreign investment company, will be subject to the interest charge described above.

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

If we are treated as a passive foreign investment company with respect to a U.S. Holder then, under certain circumstances such U.S. Holder must file a Internal Revenue Service Form 8621 for their interest in the Company.

A U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become a passive foreign investment company, including the possibility of making a mark-to-market election.

Information Reporting and Back-up Withholding. The Foreign Account Tax Compliance Act (“FATCA”) generally requires that individuals that hold certain specified foreign financial assets worth in excess of certain thresholds of US$50,000 or more, depending on the individual’s circumstances, report such ownership to the IRS using IRS Form 8938. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. A U.S. Holder may be subject to this reporting requirement unless such holder’s ADSs or ordinary shares are held in an account at a domestic financial institution. The penalty for failing to file Form 8938 is substantial.

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

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to the Tax Concessions Act of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on or in respect of our ordinary shares, debentures or other obligations of our company.

The undertaking that we have obtained is for a period of 20 years from March 1, 2005.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As our company is a Cayman Islands company, compliance obligations include filing annual notifications, which need to state whether our company is carrying out any relevant activities and if so, whether our company has satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. See “Risk Factor — The enactment of legislation implementing changes in the taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations” in Item 3 above.

Documents on Display

We have previously filed with the SEC our registration statement on Form F-6 under the Securities Act with respect to our ADSs.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.

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

Also refer to “Risk Factors — Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate” in Item 3 above.

Investment Risk. We have minority stake equity investments in Cashido, Vastview, Kinara and BIWIN, companies related to the semiconductor and other technology industries. These investments, with the exception of BIWIN, are privately-held companies accounted for under the measurement alternative method. This is because our ownership is less than 20%, and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2022 and 2023, these investments in privately-held companies had a carrying value of US$6.5 million and US$6.5 million, respectively. BIWIN was listed to the Science and Technology Innovation Board of Shanghai Stock Exchange in December 2022, and we had an unrealized holding gain of US$896 thousand and 8.0 million in 2022 and 2023, respectively. Based on a sensitivity analysis performed as of December 31, 2022 and 2023, a hypothetical adverse price change of 10% would have decreased our non-operating income by approximately US$0.3 million and US$1.1 million in 2022 and 2023, respectively. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments losses for the years ended on December 31, 2021, 2022 and 2023.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges by ADS Holders. The following table summarizes the fees and charges that holders of our ADSs, which are evidenced by the ADRs, may have to pay to the Depositary Bank pursuant to the ADS deposit agreement:

Type of Service	Associated Fee or Charge
For the execution and delivery of ADRs upon deposit or substitution of the deposited shares evidenced by the ADSs, share distributions or the exercise of subscription rights to purchase additional ADSs	Up to US$5.00 per 100 ADS (or portion thereof)

For the surrender of ADRs upon withdrawing deposited shares represented by ADRs, including upon termination of the deposit agreement	Up to US$5.00 per 100 ADS (or portion thereof)

For distribution of any cash dividends made on the deposited shares represented by the ADRs	Up to US$0.02 per ADS (or portion thereof)

For distribution of any dividends in securities, other than in ordinary shares, made on the deposited shares represented by ADRs	Up to US$5.00 per 100 ADS (or portion thereof)

General depositary services	Up to US$0.02 per ADS (or portion thereof) per calendar year, except where a fee has already been charged for a cash distribution during that calendar year, as provided above

Fees and expenses of the Depositary Bank	As incurred by the Depositary Bank and billed to the ADS holders

In addition, the ADS holders will be responsible for any tax or other governmental charge that becomes payable by the Depositary Bank or the custodian with respect to any ADRs or any deposited share represented by any ADR. The Depositary Bank may deduct the amount of any such taxes or other governmental charges from any dividends or other distributions or may sell for the account of an ADS holder any part or all of the deposited shares represented by that holders’ ADRs for the payment of any such tax or other governmental charged owed.

The Depositary Bank collects its fees for delivery and surrender of ADSs directly from ADS holders depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary Bank collects fees for making distributions to ADS holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary Bank may collect its annual fee for depositary services by deductions from cash distributions or by directly billing ADS holders or by charging the book-entry system accounts of participants acting for them. The Depositary Bank may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Payments by the Depositary Bank. The Depositary Bank has agreed to pay us 90% of the issuance fees (less the Depositary Bank’s custody expenses), cancellation fees (less the Depositary Bank’s custody expenses), depositary servicing fees (less any expenses, including charges of the Depositary Bank or central securities depositories) and dividend fees (less any expenses incurred by the Depositary Bank relating to the collection of such cash dividend fees) collected by the Depositary Bank during each subsequent contract year effective as of July 8, 2019. The Depositary Bank has further agreed to reimburse us for certain standard out-of-pocket administrative and maintenance and registered ADS holder service expenses, including, but not limited to, annual report delivery, dividend fund remittance, dividend payment notification, proxy service coordination, record date notification, registered ADS holder transfers and reporting and certain of our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits. For the year ended December 31, 2023, the Depositary Bank owed us a reimbursement of US$0.5 million, net of withholding tax, for our expenses incurred in connection with maintaining and promoting our ADS program, which was paid in full in December 2023. Any non-standard out-of-pocket administration and maintenance fees and expenses, including, but not limited to, reasonable legal fees and expenses incurred by the Depositary Bank and any expenses incurred by the Depositary Bank for the servicing of non-registered ADS holders and for special services, each of which is subject to our prior written consent, must be paid by us.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Disclosure controls and procedures are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act, including this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Interim Chief Financial Officer (“Interim CFO”), Jason Tsai, and our President and Chief Executive Officer (“CEO”), Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and Interim CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management’s Report on Internal Control over Financial Reporting

Our management, including our CEO and Interim CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2023, the Company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2023, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 30, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

April 30, 2024

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee, is an “audit committee financial expert” under applicable SEC rules and an independent director under Nasdaq listing standards.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted the Code of Ethics applicable to every all of our directors, officers (which includes members of senior management), and employees, including our CEO and our Interim CFO, consistent with the requirements of Nasdaq. For further information, see our Code of Ethics posted on our website (www.siliconmotion.com). We intend to post on our website all disclosures that are required by the rules and regulations of the SEC or by Nasdaq rules concerning any amendments to, or waivers from, any provision of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent registered public accountants of our company and its subsidiaries for fiscal years 2022 and 2023. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2022	2023
	US$	US$
	(in thousands)
Audit Fees (1)	944	840
Tax Fees (2)	198	290
All Other Fees (3)	16	35
Total	1,158	1,165

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

In 2023, our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on Nasdaq, we are subject to Nasdaq corporate governance requirements. Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, such as, for example, our establishment in 2015 of our 2015 Plan. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and believe that we are currently in compliance with Nasdaq corporate governance practices that are applicable to foreign private issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K.	CYBERSECURITY.

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed based on the National Institute of Standards and Technology (NIST) cybersecurity framework. This framework includes steps for (a) identifying cybersecurity threats, assessing the severity, identifying the source and whether the threat is associated with a third-party service provider; (b) reporting material cybersecurity incidents to management and our board of directors; (c) implementing safeguards, countermeasures and mitigation strategies; and (d) remediation and restoration of the affected systems. Our cybersecurity team also engages third-party security experts for defense protection capability assessment and system enhancements. In addition, our cybersecurity team provides trainings, security exercises, security awareness electronic direct mail (eDM) and social engineering drill regularly.

Our dedicated information technology (“IT”) personnel are experienced information systems security professionals and information security managers with more than 18 years of relevant experience. Our IT team provides cybersecurity reports quarterly that cover, among other topics, suspicious behaviors, end devices security logs analysis, suspicious activity analysis and statistics, and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

Corporate Governance

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of an “Incident Notification” established by the audit committee consisting currently of significant cybersecurity incidents, who receive reports from our cybersecurity team led by the “Cyber Forensics Report” and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-30.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

2.2	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (file no. 333-125801) filed with the SEC on December 5, 2013).

2.3	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed with the SEC on June 11, 2015).

2.4*	Description of Securities registered under Section 12 of the Exchange Act.

4.1	Share Purchase Agreement dated as of April 24, 2015 among Silicon Motion Technology Corporation, Silicon Motion Technology (Hong Kong) Ltd., F-Tec Holdings International Ltd., the shareholders of F-Tec Holdings International Ltd. and Xueshi Yang, as the Sellers’ Representative (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2015).

4.2	Agreement and Plan of Merger, dated as of May 5, 2022, by and among the Company, MaxLinear and Merger Sub (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed with the SEC on May 6, 2022).

8.1*	List of Subsidiaries.

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*	Consent of Deloitte & Touche.

97.1*	Silicon Motion Technology Corporation Incentive-Based Compensation Recovery Policy.

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

Exhibit Number	Description

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set.

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Wallace C. Kou
Wallace C. Kou, President and Chief Executive Officer

Date: April 30, 2024

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of
Directors
of
Silicon Motion Technology Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April
30
, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter Description
The Company’s inventories are stated at the lower of cost or net realizable value. Cost is determined on standard basis and adjusted to the approximate weighted-average cost at the balance sheet date. The Company adjusts the inventory carrying value to the lower of weighted-average cost or the estimated net realizable value after completing ongoing reviews of estimated obsolescence or unmarketable inventory based upon the timing of the introduction of new products and the quantities remaining of old products. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of sales. As of December 31, 2023, the Company’s net inventory balance was $216,950 thousand.
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
April 30, 2024
We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	December 31
	2022	2023
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	232,179	314,302
Accounts receivable, net	206,105	194,701
Inventories	287,964	216,950
Restricted assets-current	49,490	49,656
Prepaid expenses and other current assets	12,184	17,636

Total current assets	787,922	793,245
Long-term investments	9,267	17,116
Property and equipment, net	139,434	167,417
Deferred income tax assets, net	8,884	8,456
Operating lease assets	8,149	14,134
Other assets	7,594	7,593

Total assets	961,250	1,007,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	36,023	55,586
Income tax payable	42,114	7,544
Refund liabilities	6,471	3,329
Accrued expenses and other current liabilities	99,260	146,351

Total current liabilities	183,868	212,810
Other long-term liabilities	44,781	60,455

Total liabilities	228,649	273,265

Commitments and Contingencies (Note 16)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 132,216 thousand shares in 2022 and 133,676 thousand shares in 2023	1,322	1,337
Additional paid-in capital	303,564	321,050
Accumulated other comprehensive income	2,595	1,153
Retained earnings	425,120	411,156

Total shareholders’ equity	732,601	734,696

Total liabilities and shareholders’ equity	961,250	1,007,961

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
NET SALES	922,100	945,921	639,142
COST OF SALES	461,305	480,090	368,752

GROSS PROFIT	460,795	465,831	270,390

OPERATING EXPENSES
Research and development	164,291	188,532	174,357
Sales and marketing	28,813	31,537	26,920
General and administrative	21,822	31,447	27,923
Loss from settlement of litigation	—	390	1,312

Total operating expenses	214,926	251,906	230,512

OPERATING INCOME	245,869	213,925	39,878

NON-OPERATING INCOME (EXPENSES)
Unrealized holding gain on investment	—	896	8,002
Interest income	1,279	2,707	12,246
Foreign exchange gain (loss), net	193	(4,880)	914
Interest expense	—	(71)	—
Other income (loss), net	(77)	1	8

Total non-operating income (loss)	1,395	(1,347)	21,170

INCOME BEFORE INCOME TAX	247,264	212,578	61,048
INCOME TAX EXPENSE	47,262	40,068	8,175

NET INCOME	200,002	172,510	52,873

EARNINGS PER ORDINARY SHARE:
Basic	1.43	1.30	0.40

Diluted	1.43	1.29	0.40

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	139,405	133,027	133,413

Diluted (Thousands)	139,968	133,553	133,879

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	5.74	5.19	1.59

Diluted	5.72	5.17	1.58

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	34,851	33,257	33,353

Diluted (Thousands)	34,992	33,388	33,470

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
NET INCOME	200,002	172,510	52,873

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(227)	3,739	(1,694)
Change in deferred pension gain (loss)	36	(604)	252

OTHER COMPREHENSIVE INCOME (LOSS)	(191)	3,135	(1,442)

TOTAL COMPREHENSIVE INCOME	199,811	175,645	51,431

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2021	138,168	1,382	275,132	(349)	281,577	—	557,742
Net income	—	—	—	—	200,002	—	200,002
Other comprehensive income (loss)	—	—	—	(191)	—	—	(191)
Stock-based compensation expenses	—	—	19,545	—	—	—	19,545
Issuance of ordinary shares upon exercise of restricted stock units	1,596	16	(21)	—	—	—	(5)
Share repurchase	—	—	—	—	—	(50,011)	(50,011)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(69,450)	—	(69,450)

BALANCE, DECEMBER 31, 2021	139,764	1,398	294,656	(540)	412,129	(50,011)	657,632
Net income	—	—	—	—	172,510	—	172,510
Other comprehensive income (loss)	—	—	—	3,135	—	—	3,135
Stock-based compensation expenses	—	—	26,661	—	—	—	26,661
Issuance of ordinary shares upon exercise of restricted stock units	1,186	12	(51)	—	—	—	(39)
Share repurchase	—	—	—	—	—	(128,840)	(128,840)
Treasury stock retired	(8,734)	(88)	(17,702)	—	(161,061)	178,851	—
Adjustment to dividends paid	—	—	—	—	1,542	—	1,542

BALANCE, DECEMBER 31, 2022	132,216	1,322	303,564	2,595	425,120	—	732,601
Net income	—	—	—	—	52,873	—	52,873
Other comprehensive income (loss)	—	—	—	(1,442)	—	—	(1,442)
Stock-based compensation expenses	—	—	17,547	—	—	—	17,547
Issuance of ordinary shares upon exercise of restricted stock units	1,460	15	(61)	—	—	—	(46)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(66,837)	—	(66,837)

BALANCE, DECEMBER 31, 2023	133,676	1,337	321,050	1,153	411,156	—	734,696

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	200,002	172,510	52,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,160	18,931	21,810
Loss on pension curtailment or settlement	—	156	—
Loss on modification of lease	—	—	230
Unrealized holding gain on investment	—	(896)	(8,002)
Stock-based compensation	19,545	26,661	17,547
Loss (gain) on disposal of property and equipment	208	7	(215)
Deferred income taxes	(1,743)	(2,526)	428
Changes in operating assets and liabilities:
Accounts receivable	(92,749)	2,469	11,404
Inventories	(78,095)	(102,846)	72,127
Prepaid expenses and other current assets	1,230	3,648	(6,563)
Other assets	35	(974)	705
Notes and accounts payable	36,233	(44,745)	19,563
Refund liabilities	1,777	2,589	(3,142)
Accrued expenses and other current liabilities	26,394	676	(1,634)
Income tax payable	37,315	(2,087)	(34,570)
Other liabilities	7,386	10,319	6,522

Net cash provided by operating activities	174,698	83,892	149,083

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investment	(3,507)	—	—
Proceeds from disposal of properties	—	—	1,228
Purchase of property and equipment	(24,657)	(32,942)	(50,313)

Net cash used in investing activities	(28,164)	(32,942)	(49,085)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loan	—	(40,000)	—
Proceeds from bank loan	—	40,000	—
Dividends paid	(54,039)	(49,941)	(16,690)
Share repurchase	(45,696)	(133,155)	—

Net cash used in financing activities	(99,735)	(183,096)	(16,690)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	46,799	(132,146)	83,308
EFFECT OF EXCHANGE RATE CHANGES	(487)	3,678	(1,373)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	369,211	415,523	287,055

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	415,523	287,055	368,990

SUPPLEMENTAL INFORMATION
Interest paid	—	71	—

Income taxes paid	3,523	33,985	36,316

NON-CASH INVESTING AND FINANCING ACTIVITIES: Unpaid purchase of property and equipment included in accounts payable and accrued liabilities	2,281	4,957	4,301

Dividend declared included in accrued expenses and accrued liabilities	51,681	101	50,147

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
1. ORGANIZATION AND OPERATIONS
Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries the “Company”) is the global leader in supplying NAND flash controllers for solid state storage devices. The Company is a world leading supplier of SSD controllers for servers, PCs and other client devices and is a leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. The Company also supplies customized high-performance and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.
Termination of the Merger Agreement with MaxLinear
On May 5, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc., a Delaware Corporation (“MaxLinear”), and Shark Merger Sub, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly owned subsidiary of MaxLinear, pursuant to which the Company agreed to be acquired by MaxLinear, with (a) holders of our ordinary shares to receive $23.385 in cash and 0.097 shares of MaxLinear common stock, par value $0.0001(“MaxLinear Common Stock”) for each share that they hold (other than certain customary excluded shares), and (b) ADS holders to receive $93.54 in cash and 0.388 shares of MaxLinear Common Stock for each ADS that they hold (other than ADSs representing certain customary excluded shares), in each case, with cash in lieu of any fractional shares of MaxLinear Common

Stock (collectively, the “Transaction”). On August 31, 2022, shareholders at the Company’s Extraordinary General Meeting of Shareholders approved the Transaction.
On July 26, 2023, the Company and MaxLinear received antitrust approval from the State Administration for Market Regulation of the People’s Republic of China (“SAMR Approval”). Shortly after receiving SAMR Approval, the Company received notice from MaxLinear of its purported termination of the Merger Agreement. MaxLinear did not provide any factual basis for its purported termination, and the Company believes its actions constituted a willful and material breach of the Merger Agreement. The Company has filed a claim in the Singapore International Arbitration Centre (the “SIAC”), which is the venue for dispute resolution under the Merger Agreement, and is currently pursuing payment of the termination fee of $160 million, together with further substantial damages, interest and costs. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.
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

Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its accounts receivables is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended based upon payment history and the customer’s current credit worthiness. The Company regularly reviews the allowance for bad debt and doubtful accounts or expected losses during the accounts receivable collection process by considering factors, such as historical write-off
and recovery experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. The Company also takes into account reasonable and supportable forecasts of future conditions when evaluating the adequacy of the allowance for doubtful accounts.
Historically, a relatively small number of customers have accounted for a significant portion of our net sales. Sales to two customers in 2021, and in 2022 and three
customers in 2023 accounted for 10% or more of our net revenue, representing 36%, 45% and 45% of our net sales in 2021, 2022 and 2023, respectively. In 2021, the significant customers were Intel and Micron and in 2022, they were Micron and SK Hynix. In 2023, they were SK Hynix, Micron and AFASTOR. The Company’s top ten customers in 2021, 2022 and 2023 accounted for approximately 76%, 81% and 75% of net sales, respectively.
Fair Value of Financial Instruments
The carrying amount of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and notes and accounts payables approximates fair value due to the short-term maturity of the instruments. Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Long-term investments in privately-held companies with no readily determinable market value are recorded using the cost method, since the cost of obtaining verifiable fair value is unreasonably high. These investments are measured at cost less impairment, if any, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Any resulting change in carrying amount would be reflected in net income. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.
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
The tables below set forth, by level, the Company’s assets and liabilities that are measured at fair value on a recurring basis. The tables do not include assets and liabilities that are measured at historical cost or any basis other than fair value:

	Fair Value Measurements at December 31, 2023
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	$10,616	—	—	$10,616

	Fair Value Measurements at December 31, 2022
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	$2,767	—	—	$2,767
The carrying value of investments in
non-marketable
equity securities recorded to fair value on a
non-recurring
basis is adjusted for observable transactions for identical or similar investments of the same issuer or for impairment. These securities relate to equity investments in privately-held companies. These items measured at fair value on a non-recurring
basis are classified as Level 3 in the fair value hierarchy because the value is estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights and obligations of the securities held. As of December 31, 2022 and 2023, non-marketable
equity investments had a carrying value of $6,500 thousand and $6,500 thousand, respectively, and are included in long-term investments in the Company’s consolidated balance sheets.
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
Inventories
Inventories are stated at the lower of cost or net realizable value for raw materials, work in process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. The Company assesses its net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating impairment losses for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of old products and write down for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are written down below the current carrying value and included in cost of sales
.
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
Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. If the Company does not have the ability to exercise significant influence over the operations of the investments in private-held companies, the Company accounts for the investment under the measurement alternative method. Investments in privately-held companies are subject to impairment review on an ongoing basis. Investments are considered impaired when the fair value is below the investment’s cost basis. This assessment is based on a qualitative and quantitative analysis, including, but not limited to, the investee’s revenue and earnings trends, available cash and liquidity, and the status of the investee’s products and the related market for such products.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 2 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to
6
years. Land is not depreciated. Depreciation and amortization expense on property and equipment were approximately US$17,160 thousand, US$18,931 thousand and US$21,810 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.
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
The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2021, 2022 and 2023, the Company did not experience significant costs associated with warranty returns
.
Research and Development
Research and development costs are expensed as incurred. Research and development expense consists primarily of personnel-related expenses, including stock-based compensation, as well as product masks, IP licensing, design tool and testing costs, equipment depreciation, amortization of intangible assets and an allocated portion of occupancy costs.
Income Taxes
The provision for income tax represents income tax paid and payable for the current year plus changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net operating loss carryforwards, research and development credits, and temporary differences. The Company establishes a valuation allowance for deferred tax assets, when it is determined that it is more likely than not that they will not be realized. Evaluating the need for a valuation allowance on deferred tax assets requires judgment and analysis of all available positive and negative evidence, including recent earnings history and cumulative losses in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. Valuation allowances have been provided primarily against U.S. and state research and development credits and certain acquired net operating losses and deferred tax assets of foreign subsidiaries. Deferred income tax assets and liabilities are measured using enacted tax rates.
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

Comprehensive Income (Loss)
Comprehensive income and loss represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner
sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2021, 2022 and 2023:

	Year Ended December 31, 2021			Year Ended December 31, 2022			Year Ended December 31, 2023
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	405	(754)	(349)	178	(718)	(540)	3,917	(1,322)	2,595
Current-period change	(227)	36	(191)	3,739	(604)	3,135	(1,694)	252	(1,442)

Ending balance	178	(718)	(540)	3,917	(1,322)	2,595	2,223	(1,070)	1,153

Legal Contingencies
The Company is regularly involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. Legal costs are expensed as incurred. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position. Contingencies that might result in a gain are not recognized until realizable.
Earnings Per Share
Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive shares of ordinary shares outstanding during the period. Dilutive shares outstanding include unvested restricted stock units (“RSUs”). Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The effect of dilutive securities of restricted stock units were
563
 thousand shares (

 thousand ADSs),

 thousand shares (
131
thousand ADSs) and 466 thousand shares (117 thousand ADSs) for the years ended December 31, 2021, 2022 and 2023, respectively.
Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with the Accounting Standards Codification (“ASC”) 718 Compensation — Stock Compensation. The value of our restricted stock units is based on the fair value of our shares on the date of grant and expensed over the vesting period.
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
the ADS program.
Recent Accounting Pronouncements
In July 2023, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update (ASU), ASU
2023-03,
Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation
S-X:
Income or Loss Applicable to Common Stock (SEC Update). This ASU amends or supersedes various SEC paragraphs within the codification to conform to past announcements and guidance issued by the SEC. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.
In October 2023, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update (ASU), ASU
2023-06,
Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation
S-X
and Regulation
S-K,
announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation
S-X
or Regulation
S-K
becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.
In November 2023, the FASB issued an accounting standard update (ASU), ASU
No. 2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update (ASU), ASU
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds received) to international, federal, and state and local jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The guidance makes several other changes to income tax disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2024 and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.

3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2022	2023
	US$	US$
Cash and deposits in bank	70,787	46,479
Time deposits	143,267	235,570
Repurchase agreements	18,125	32,253

Total cash and cash equivalents	232,179	314,302
Restricted cash	54,876	54,688

	287,055	368,990

4
. ACCOUNTS RECEIVABLE

	December 31
	2022	2023
	US$	US$
Trade accounts receivable	206,674	194,721
Allowance for doubtful accounts	(569)	(20)

	206,105	194,701

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	1,561	540	569
Additions (reversals) charged to expense, net	(21)	29	(549)
Write-offs	(1,000)	—	—

Balance, end of year	540	569	20

5. INVENTORIES
The components of inventories are as follows:

	December 31
	2022	2023
	US$	US$
Finished goods	98,307	61,336
Work in process	111,530	86,930
Raw materials	78,127	68,684

	287,964	216,950

The Company wrote down US$5,689 thousand, US$15,833 thousand and US$7,920 thousand in 2021, 2022 and 2023, respectively, for obsolete or unmarketable inventory.

6. LONG-TERM INVESTMENTS
As of December 31, 2022 and 2023, the Company held equity investments in several privately-held companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2022	2023	2022	2023
			US$	US$
Non-marketable equity securities:
Cashido Corp . (Cashido)	0.6%	0.6%	—	—
Vastview Technology, Corp. (Vastview)	2.9%	2.9%	—	—
Kinara, Inc (Kinara)	14.1%	14.1%	6,500	6,500

			6,500	6,500
Marketable equity securities:
BIWIN Storage Technology Corp.(BIWIN)	0.3%	0.3%	2,767	10,616

			9,267	17,116

In June 2018, the Company invested US$3,000 thousand in the preferred stock of Kinara which is accounted for under the cost method. Kinara, previously known as Deep Vision, is a developer of low-power
deep-learning processors. In March 2020 and May 2021, the Company invested US$2,000 thousand and

US$
1,500 thousand, respectively, in the preferred stock of Kinara.
In July 2021, the Company invested US$2,041 thousand in the common stock of BIWIN, which is a leading module maker in China focusing on solid state storage devices and is one of our customers and was listed on the Science and Technology Innovation Board of Shanghai Stock Exchange in December 2022. The Company had unrealized holding gains of US$896 thousand and US$8,002 thousand for the years ended December 31, 2022, and 2023, respectively.
7. PROPERTY AND EQUIPMENT

	December 31
	2022	2023
	US$	US$
Cost:
Land	68,243	67,640
Buildings	29,314	28,668
Machinery and equipment	56,995	61,997
Furniture and fixtures	8,737	9,104
Leasehold and buildings improvement	9,057	8,360
Software	45,333	56,241

Total	217,679	232,010

Accumulated depreciation:
Buildings	6,356	6,544
Machinery and equipment	36,283	41,906
Furniture and fixtures	6,333	6,532
Leasehold and buildings improvement	7,689	6,029
Software	41,503	51,643

	98,164	112,654
Prepayment and construction in progress	19,919	48,061

	139,434	167,417

In April 2006, the Company leased a property located in Taipei, Taiwan to a third party. The lessee had been renewing annually and last renewed in March 2023. The rental income from the lease in 2021, 2022 and 2023 were US$44 thousand, US$44 thousand and US$36 thousand, respectively. Net carrying value of the pr
operty as of December 31, 2022 was US$617 thousand. In October 2023, the company terminated the lease contract and subsequently sold the property to the lessee, resulting in a disposal gain of US$594 thousand.
In January 2022, the Company leased out parts of property located in Shanghai, China to a third party for three years starting on September 30, 2022. In December 2023, the Company leased out part of property located in Shanghai, China to another third party for three years starting on February 1, 2024. Net carrying value of the property as of December 31, 2022 and 2023, was US$3,284 thousand and US$3,154 thousand, respectively. The rental income from the lease in 2022 and 2023 were US$157 thousand and US$151 thousand, respectively.
In September 2018, the Company paid US$58,931 thousand to acquire land in Hsinchu, Taiwan for its future Taiwan headquarter building. In January 2021, the Company broke ground at this site and began construction work.
8. SHORT-TERM BANK LOANS
The Company has a US dollar bank revolver credit facility from which it drew down and repaid US$$40,000 thousand in 2022. Interest rate was 4.55% per annum on the outstanding monthly balance in 2022.
The interest expenses for the years ended December 31, 2021, 2022 and 2023 were nil, US$71 thousand and nil, respectively.
9. REFUND LIABILITIES
Estimated sales returns and other allowances are made and adjusted based on historical experience and the consideration of varying contractual terms.
The changes in the refund liabilities are summarized as follows:

	Year Ended December 31
	2022	2023
	US$	US$
Refund liabilities
Balance, beginning of year	3,882	6,471
Additions	19,196	5,780
Actual sales return and discount	(16,607)	(8,922)

Balance, end of year	6,471	3,329

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2022	2023
	US$	US$
Wages and bonus	53,987	37,881
Dividends	691	50,838
License fees and royalties	7,145	9,922
Research and development payable	9,355	15,953
Fixture	1,683	2,228
Lease liabilities – current portion	3,204	2,343
Equipment	2,311	1,523
Professional fees	3,986	8,380
Contract liabilities	6,909	6,438
Others	9,989	10,845

	99,260	146,351

11. PENSION PLAN
SMI Taiwan, the Company’s largest operating company, is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “New Act”), which became effective on July 1, 2005, and the pension mechanism under the New Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 (the “Old Act”) could choose to be subject to the pension mechanism under the New Act or continue to be subject to the pension mechanism under the Old Act. For those employees who were subject to the Old Act and still work for the Company after July 1, 2005 and have chosen to be subject to the Old Act, their seniority as of July 1, 2005 were maintained. The New Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the New Act, SMI Taiwan made monthly contributions and recognized pension costs of US$2,652 thousand, US$3,317 thousand and US$3,369 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.
The Company provides a defined benefit plan to the employees of SMI Taiwan under the Old Act that offers benefits based on an employee’s length of service and average monthly salary for the six-month
period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension funds (the “Funds”), which is administered by the Labor Pension Fund Supervisory Committee established by the government (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefit for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Old Act. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2022 and 2023, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Old Act, the rate of return on assets shall not be less than the average interest rate on a two-year
time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully available to the Company. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Future contributions will be based on 2% of the employees’ annual salaries. As the benefits obligation has been fully funded, the Company contribution will be nil for the year ending December 31, 2024, which had been approved by the government on February 6, 2024.

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
The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2021	2022	2023
	US$	US$	US$
Change in benefit obligation
Projected benefit obligation at beginning of year	1,716	1,803	244
Service cost	35	13	19
Interest cost	20	14	8
Actuarial loss (gain)	142	(205)	(252)
Benefits paid	(110)	(1,236)	—
Settlement	—	(145)	—

Projected benefit obligation at end of year	1,803	244	19

Change in plan assets
Fair value of plan assets at beginning of year	1,551	1,639	552
Actual return on plan assets	48	120	37
Employer contributions	70	50	—
Benefits paid	(30)	(1,257)	—

Fair value of plan assets at end of year	1,639	552	589

Funded status recognized as an other (liability) asset	(164)	308	570

Amounts recognized in accumulated other comprehensive income consist of the following:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Net loss	718	1,322	1,070

Total recognized in accumulated other comprehensive income	718	1,322	1,070

The accumulated benefit obligation for all defined benefit pension plans was US$1,085 thousand and US$162 thousand as of December 31, 2021 and 2022, respectively. The accumulated benefit obligation is approximately equal to the projected benefit obligation as of December 31, 2023.

The components of net periodic benefit cost are as follows:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Service cost	35	13	19
Interest cost	20	14	8
Projected return o n p lan assets	(33)	(30)	(17)
Amortization of unrecognized net transition obligation and unrecognized net actuarial gain	34	35	24
Curtailment or settlement loss	—	156	—

Net periodic benefit cost	56	188	34

Other changes in plan assets and benefit obligation recognized in other comprehensive loss (income):

	2021	2022	2023
	US$	US$	US$
Recognize the decrease in net gain (loss)	(36)	604	(252)

Total recognized in other comprehensive loss (income)	(36)	604	(252)

Expected benefit payments:

US$
2024	17
2025	5
2026	5
2027	5
2028	5
2029 and thereafter	101
The actuarial assumptions to determine the benefit obligations are as follows:

	2021	2022	2023
Weighted-average assumptions used to determine benefit obligations:
Discount rate	0.75%	1.75%	1.41%
Rate of compensation increase	4.00%	4.50%	4.00%
Weighted-average assumptions used to determine net projected benefit cost:
Discount rate	0.75%	1.75%	1.41%
Expected long-term return on plan assets	2.00%	3.00%	3.00%
Rate of compensation increase	4.00%	4.50%	4.00%
12. INCOME TAXES
Income Tax Provision
The income (loss) before taxes for Cayman and
Non-Cayman
entities is as follows:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Cayman	(22,847)	(39,449)	(17,082)
Non-Cayman	270,111	252,027	78,130

Income before taxes	247,264	212,578	61,048

The components of income tax provision (benefit) were as follows:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Current	49,005	42,594	7,747
Deferred	(1,743)	(2,526)	428

Income tax expense	47,262	40,068	8,175

Effective tax rate	19.1%	18.8%	13.4%
The Company’s business operations are primarily located in China, Hong Kong, Macau, Taiwan and the US, where statutory and effective tax rates in each jurisdiction are different, and our consolidated effective tax rate could change from period-to-period
due to changing statutory tax rates, availability of tax benefits and proportional income earned in each jurisdiction. The statutory tax rates in these jurisdictions range from 12 to 21%. For the year ended December 2023, the Company’s effective tax rate was 13.4%, lower than 19.1% and 18.8% in 2021 and 2022 due to changes in proportional income earned by operations in key jurisdictions. Effective tax rates in each jurisdiction are generally lower than statutory rates due to tax credits for research and development and other tax incentive programs and are determined by different government policies in each of the jurisdictions where the Company operates.
The Company consists of a Cayman parent holding company with U.S. and other non-Cayman
operations. The applicable Cayman statutory rate is zero for the Company for 2021, 2022, and 2023. A reconciliation of its income tax expense at the statutory rate and provision for income tax is shown below:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Tax expense at Cayman statutory rate	—	—	—
Differences between Cayman and other statutory tax rates	48,322	38,696	9,979
Permanent differences	(10,625)	(3,377)	206
Temporary differences	(400)	(1,091)	(1,614)
Alternative minimum tax	1	1	1
Income tax on undistributed earnings	3,609	1,874	—
Net changes in income tax credit	1,261	(38)	(205)
Net changes in valuation allowance of deferred income tax assets	1,066	(302)	3,260
Net operating loss carryforwards	180	1,668	(1,805)
Liabilities related to unrealized tax benefits	5,877	11,036	5,482
Adjustment of prior years’ taxes and others	(2,029)	(8,399)	(7,129)

Income tax expense	47,262	40,068	8,175

Deferred and Current Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.
Significant components of our deferred tax assets (liabilities) at the end of each period are as follows:

	December 31
	2022	2023
	US$	US$
Stock-based compensation	3,058	1,430
Allowance for sales return	1,000	392
Inventory reserve	2,428	2,983
Foreign currency translation	(48)	(35)
Property and equipment	(576)	(1,076)
Investment tax credits	3,290	3,495
Net operating loss carryforwards	18,057	21,332
Others	1,838	3,055
Valuation allowance	(20,163)	(23,120)

Net deferred tax assets	8,884	8,456

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance decreased by US$1,644 thousand for the year ended December 31, 2022 and increased by US$2,957 thousand for the year ended December 31, 2023, respectively. The decrease in valuation allowance in 2022 was primarily a result of a reduction in operating losses and tax credits, offset partially by the capitalized research expenditures. The increase in valuation allowance in 2023 had been based on all available evidence, particularly the earnings history and forecasts of future taxable income in each respective jurisdiction.
As of December 31, 2023, the Company’s U.S. federal net operating loss carryforwards for federal income tax purposes were approximately US$23,605 thousand as of December 31, 2023, expiring at various times starting from 2024 through 2037 for federal losses generated through December 31, 2017, if not utilized. As a result of the U.S. Tax Cuts and Jobs Act (TCJA), all federal net operating losses of US$17,193 thousand that are generated beginning January 1, 2018 and beyond will carryforward indefinitely.
As of December 31, 2023, the Company’s U.S. federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,132 thousand and US$1,363 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2043, while the state tax credit carryforward has no expiration date in California.
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
As of December 31, 2023, the Company had accumulated undistributed earnings from a foreign subsidiary of US$487 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Unrecognized Tax Benefit
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Balance, beginning of year	19,001	26,317	37,105
Increases in tax positions taken in current year	8,750	13,705	16,054
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(1,434)	(2,917)	(9,395)

Balance, end of year	26,317	37,105	43,764

At December 31, 2023, the Company had US$43,764 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2021, 2022 and 2023, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$1,040 thousand, US$1,037 thousand and US$1,072 thousand, respectively. The total amount of accrued interest and penalties recognized as of December 31, 2022 and 2023 was US$6,777 thousand and US$7,850 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.
The Company files income tax returns in the U.S. and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax year that remain subject to examination by tax authorities as of December 31, 2023:

Tax Jurisdiction	Tax Years
China	2020 and onward
Hong Kong	2020 and onward
Taiwan	2018 and onward
United States	2018 onward
13. SHAREHOLDERS’ EQUITY
Dividends
The Company’s quarterly dividends payments are as follows:

	2021		2022		2023
	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)
First quarter	$0.0875	$12,222	$0.1250	$17,216	$—	$—
Second quarter	0.0875	12,224	0.1250	16,523	—	—
Third quarter	0.0875	12,227	0.1250	16,526	—	—
Fourth quarter	0.1250	17,469	—	—	0.1250	16,708

		$54,142		$50,265		$16,708

On November 2, 2015, the board of directors began declaring an annual dividend payable in four quarterly installments. The board of directors declared annual dividends of US$2.0 and US$2.0 per ADS, equivalent to US$0.5 and US$0.5 per common share, payable in four quarterly installments on October 25, 2021 and October 30, 2023, respectively. Future dividends, if any, will be declared by and subject to the discretion of the Company’s board of directors.

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
For the years ended December 31, 2021 and 2022, the Company repurchased
 556 thousand and 1,627 thousand for a total cost of US$50,011 thousand and US$128,840 thousand, respectively. The weighted average purchase price per ADSs repurchased was US$89.87 and US$79.18 in 2021 and 2022, respectively.
14. EQUITY INCENTIVE PLAN
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
Restricted Stock Units Activity
The following is a summary of, the 2015 Plan, which includes restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2021	12,625
Restricted stock units granted	(2,326)
Restricted stock units forfeited	134

Available for grant at December 31, 2021	10,433
Restricted stock units granted	(902)
Restricted stock units forfeited	49

Available for grant at December 31, 2022	9,580
Restricted stock units granted	(624)
Restricted stock units forfeited	51

Available for grant at December 31, 2023	9,007

The related tax effect for stock-based compensation benefit (expense) were US$(155) thousand, US$2 thousand and US$(178) thousand for 2021, 2022 and 2023, respectively. The related tax effect for stock-based compensation expense for restricted stock units exercised during 2021, 2022 and 2023 was US$2,767 thousand, US$3,957 thousand and US$4,925 thousand, respectively. The related tax effect was determined using applicable tax rates.

Restricted Stock Units
A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2021	1,714	9.37	0.31
Restricted stock units granted	2,326	17.62
Restricted stock units vested	(1,596)	9.31
Restricted stock units forfeited	(134)	14.99

Non-vested at December 31, 2021	2,310	17.37	1.57
Restricted stock units granted	902	19.56
Restricted stock units vested	(1,186)	17.61
Restricted stock units forfeited	(49)	17.18

Non-vested at December 31, 2022	1,977	17.89	0.66
Restricted stock units granted	624	13.51
Restricted stock units vested	(1,460)	18.36
Restricted stock units forfeited	(51)	16.38

Non-vested at December 31, 2023	1,090	15.00	0.13

As of December 31, 2023, there was US$2,076 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan.
Stock-based Compensation Expense
The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2021, 2022 and 2023.

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Cost of sales	389	597	406
Research and development	12,864	18,678	11,709
Sales and marketing	2,366	2,736	1,858
General and administrative	3,926	4,650	3,574

	19,545	26,661	17,547

15. LEASE
Operating Leases
The Company entered into various operating lease agreements, which consist of real property and office equipment with lease periods expiring between fiscal years 2023 and 2033. The Company recognized leased assets in operating lease assets of US$8,149 and US$14,134 thousand and corresponding accrued expenses and other current liabilities of US$3,204 and US$2,343 thousand, and other long-term
liabilities
of US$4,908 and US$12,696 thousand, as of December 31, 2022 and 2023, respectively. The weighted average remaining lease term was 3.14 years and 8.07 years, and the weighted average discount rate was 2.38% and 2.56% as of December 31, 2022 and 2023, respectively.

The aggregate future lease payments for the operating leases under the operating leases as of December 31, 2023, were as follows:

Operating Lease Obligations
Fiscal Year:
2024	$2,687
2025	2,329
2026	2,010
2027	1,522
2028	1,303
2029 and thereafter	6,688

Total	16,539
Less imputed interest	1,500

Present value of lease liabilities	15,039
Less operating lease liabilities-current	2,343

Long-term operating lease liabilities	$12,696

Operating lease expenses for the years ended December 31, 2021, 2022 and 2023 are US$4,574 thousand, US$4,820 thousand, and US$5,261 thousand, respectively. For the supplemental cash flow information related to lease, the cash paid for amounts included in the measurement of operating lease liabilities was US$3,502 thousand, US$3,642 thousand and US$3,825 thousand for the year ended December 31, 2021, 2022 and 2023, respectively.
16. COMMITMENTS AND CONTINGENCIES
Office Building Construction
On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei and entered into a property development agreement in May 2021, at which time it delivered a US$5,322 thousand performance bond secured by a certificate of deposit. Based on the terms of the property development agreement, the Company is required to complete construction within three years after the construction license is approved. As of the date of this annual report, the government has yet to approve the construction license required for the project.
Litigation
On June 2, 2023, the Company was named as a defendant in a patent infringement lawsuit which was filed by Unification Technologies LLC in the United States District Court for the Eastern District of Texas, Marshall Divisions.
After the Company filed an inter partes review petition to invalidate one of the asserted patents on December 18, 2023, the Company reached a mutually agreed settlement with Unification Technologies LLC., which provides for payment by the Company is not expected to a material adverse effect on our business, results of operations, financial position or cash flow. The terms and conditions of the settlement are confidential under this agreement and subject to a nondisclosure obligation.
On August 10, 2023, a customer of the Company’s subsidiary, Bigtera (Beijing) Ltd., filed a lawsuit in Beijing Chaoyang District Court against Bigtera (Beijing) Ltd., asserting that Bigtera (Beijing) Ltd. is in breach of its two purchase contracts with the said customer due to ceasing its operation. Beijing Chaoyang District Court accepted this case, but no court date has been scheduled so far. The ultimate outcome cannot be reasonably estimated at the current stage.
On October 5, 2023, we filed a claim in the SIAC against MaxLinear for breaching the Merger Agreement. In the arbitration, we are seeking payment of the termination fee of US$160 million, together with further substantial damages, interests, and costs. However, in the event that an award is handed down in favor of the Company there is a risk that it will not be able to collect the award due to MaxLinear’s financial condition. In addition, there is a risk that if the Company does not prevail on some or all of its claims, there is a risk that it can be required to pay some or all of MaxLinear’s legal fees and costs. The arbitration tribunal has been constituted, a procedural timetable has been issued and a hearing has been fixed for October 2025. Under the SIAC Arbitration Rules, all matters relating to the proceeding are confidential.
On November 20, 2023, MaxLinear filed its defense to the aforementioned claims, asserting that the Company breached the Merger Agreement because its business allegedly sustained a material adverse effect and it failed to operate its business in the ordinary course. MaxLinear also asserted a claim for fraud, alleging that the projections that it was provided prior to entering into the Merger Agreement were inflated. MaxLinear seeks damages in an unspecified amount. The Company believes that the claims are meritless. The ultimate outcome cannot be reasonably estimated at the current stage.
17. SEGMENT INFORMATION
The Company is the global leader and pioneer in developing NAND flash controllers for solid state storage devices. The Company currently operates as one reportable segment. The chief operating decision maker (“CODM”) is the Chief Executive Officer. The fact that the Company operates in only one reportable segment
i
s because the decisions on allocation of r
esources
and other operational decisions are made by the CO
D
M based on his direct involvement with the Company’s operations and product development.
The Company groups its products into two categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Mobile Storage	910,569	926,760	632,813
Others	11,531	19,161	6,329

	922,100	945,921	639,142

Revenue is attributed to a geographic area based on the
bill-to
location and is summarized as follows:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Taiwan	159,575	156,205	74,284
United States	53,517	128,844	55,504
Korea	21,569	113,757	48,633
China	286,605	248,301	229,037
Malaysia	73,264	26,375	1,736
Singapore	219,214	141,383	127,642
Others	108,356	131,056	102,306

	922,100	945,921	639,142

Major customers representing at least 10% of net sales are as follows:

	Year Ended December 31
	2021		2022		2023
	US$	%	US$	%	US$	%
Intel	94,781	10	*	*	*	*
Micron	243,204	26	235,934	25	144,011	22
SK Hynix	*	*	191,873	20	75,836	12
AFASTOR	*	*	*	*	70,046	11

*	Less than 10%
Long-lived assets (property and equipment, net) by geographic area are as follows:

	Year Ended December 31
	2021	2022	2023
	US$	US$	US$
Taiwan	111,341	127,733	155,334
China	12,518	11,028	11,118
Others	619	673	965

	124,478	139,434	167,417