Form 20-F
period 2024-12-31
Silicon Motion Technology CORP
filed 2025-04-30
CIK 1329394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Jason Tsai, Chief Financial Officer
Tel: +1 408 519 7200 / Fax: +1 408 519 7101
690 N. McCarthy Blvd., Suite 200
Milpitas, California 95035, USA
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, US$0.01 par value per share * American Depositary Shares, each representing four ordinary shares	SIMO	Nasdaq Global Select Market

*	Not for trading , but only in connection with the listing on the Nasdaq Global Select Market of American Depositary Shares, or ADSs, each representing four ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities registered or to be registered pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 134,764,480 ordinary shares, US$0.01 par value per share, as of December 31, 2024.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files. Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
of the Exchange Act): Yes ☐ No ☒

i

EXPLANATORY NOTE

Unless otherwise indicated, references in this annual report on Form 20-F (this “annual report”) to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” is to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” is to the Republic of Korea, or South Korea;

•	“Nasdaq” is to the Nasdaq Global Select Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“SEC” is to the U.S. Securities and Exchange Commission;

•	“shares” or “ordinary shares” are to our ordinary shares, US$0.01 par value per share;

•	“U.S. GAAP” is to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” the “Company,” “our,” “SMTC” and “Silicon Motion” are to Silicon Motion Technology Corporation and its subsidiaries.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the “safe harbor” created by those sections. These forward- looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; the outcome of arbitration related to the Transaction (as defined under Item 4, “Information on the Company”); and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “potential,” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties, including, but are not limited to, those identified under “Risk Factors” and elsewhere in this annual report that could cause actual results and performance to be materially different from those described or implied in these forward-looking statements. Given these factors, risks and uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this annual report. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

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

Summary of Risk Factors

Below is a summary of the principal risks we face, followed by a more detailed description of the risk factors being set forth in summary fashion.

Risks Related to our Business

•	Our results of operations are subject to substantial quarterly and annual fluctuations due to several factors that could adversely affect our business and the price of our ADSs.

•	We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations.

•	Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

•

The demand for our products depends in part on the market conditions for the end-use applications of our products. Fluctuations in demand for our products or a market decline in any of these industries could have a material adverse effect on our results of operations.

•	We depend on a few large customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

•

Our international operations involve inherent risks, which could result in harm to our business and materially impair our future growth, including factors such as government trade restrictions, entity list restrictions, sanctions, tariffs and quotas.

•	NAND industry cyclicality could adversely affect our growth and profitability.

•

If we fail to accurately anticipate and respond to market trends or fail to develop and introduce new or enhanced products to address these trends on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

•

Our gross margin and results of operations may be adversely affected in the future by multiple factors, including decreases in average selling prices of products over time, increased raw material costs, higher manufacturing costs, and shifts in our product mix.

•	Our solid-state drive (“SSD”) solutions product performance could continue to adversely affect our results of operations.

•

We rely on independent semiconductor foundries and subcontractors for the fabrication, assembly and testing of our integrated circuits (“ICs”), and any limitation of their available capacity to us or failure to fulfill our orders satisfactorily could damage our relationships with our customers, decrease our sales or limit our ability to grow our business.

•	Failure to protect our intellectual property or maintain the rights to certain other technologies may negatively impact our ability to compete.

•	Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

•

Our products must meet exacting specifications and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk and risks of indemnification against defects in our products.

•

We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors, suppliers or manufacturers to provide these services could have a material adverse effect on our business.

•

The constant growth and development of technology, including the increased use of artificial intelligence (“AI”), presents risks and challenges to our operations that could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business.

•

Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate and in which our products are used and sold.

•	We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.

•

The enactment of legislation implementing changes in the taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

Risks Relating to Our Corporate Structure and Governance

•	The loss of any of our key personnel or the failure to attract or retain specialized technical or management personnel could impair our ability to grow our business.

•	Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

•	Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense.

Risks Related to the ADSs

•	Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

•	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

•	If we are characterized as a passive foreign investment company, U.S. holders of our ADSs may experience adverse tax consequences.

•	Holders of our ordinary shares and ADSs may experience dilution if we issue restricted stock units or other forms of Company equity to employees or sell additional equity or equity-linked securities.

Risks Related to our Business

Our results of operations are subject to substantial quarterly and annual fluctuations due to several factors that could adversely affect our business and the price of our ADSs.

Our operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to several factors, many of which are beyond our control, including, but not limited to:

•	business conditions, including downturns in market segments, such as the computing and mobile markets, in which we operate, or in global and regional economies;

•	the availability and pricing of third-party semiconductor foundry, assembly, packaging and testing services, including their yield, and related raw materials;

•	significant reduction, changes in timing or cancellation of customer orders;

•	regional and global inflationary pressures;

•	changes in our customers’ sales outlook, purchasing patterns and inventory adjustments;

•	the loss of a design-win or key customer;

•	competitive and pricing pressures, including new product introductions and other actions taken by competitors;

•	availability and cost of NAND flash used in our and our customer’s products;

•	changes in our product mix, especially relating to the sales and changes in cost of our NAND flash controllers and SSD solutions, and their effect on our gross margin;

•	the unpredictable consequences of public health emergencies, such as pandemics and natural or man-made disasters;

•	inventory impairment uncertainties relating to the effects of volatile NAND flash price and excess inventory;

•	our ability to develop, market and transition to volume production of new or enhanced products in a cost-effective and timely manner;

•	changes in the timing and number of tape-outs and other significant research and development (“R&D”) expenses;

•	the imposition of tariffs and the threat of increased or retaliatory tariffs;

•	competitive pressure to attract, retain and motivate a highly skilled workforce, including R&D personnel;

•	intellectual property disputes; and

•	changes in our effective tax rate.

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

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant fluctuations, often connected with, or in anticipation of, maturing product cycles and new product introductions of both semiconductor companies’ and their customers’ products and fluctuations in general economic conditions. Deteriorating general worldwide economic conditions, including reduced economic activity, increasing tariffs, escalating trade wars, geopolitical risks, concerns about credit and inflation, increased interest rates, increased energy costs, decreased consumer confidence, reduced corporate profits, decreased spending and similar adverse business conditions, would make it very difficult for our customers, our suppliers, and us to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products. We cannot predict the timing, strength, or duration of any economic slowdown or economic recovery. If the economy or markets in which we operate deteriorate, our business, financial condition, and results of operations would likely be materially and adversely affected.

Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Upturns have been characterized by increased product demand and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our products. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will always be available to us.

Inflation and inflationary pressures as well as fluctuations in interest rates could have an adverse effect on our business, financial condition, results of operations and cash flows.

Increasing or high inflation rates could adversely affect our business by increasing the cost of raw materials, energy, labor and transportation of goods. Current or future efforts by governments in locations where we operate to stimulate the economy may increase the risk of significant inflation. In the event of an increase in rates of inflation, we may seek to increase the sales prices of our solutions to maintain satisfactory profits. Such increases in prices may not be accepted by our customers and may not be sufficient to compensate us for the negative impact of inflation. Inflation might also reduce disposable income on a macro basis, eroding savings values, which could affect the demand for products that contain our solutions. High inflation rates may also result in unexpected and unbudgeted cost increases and may require changes to our planned investments. If we are not able to offset the effects of increased inflation, it could have a negative effect on our business, financial condition, results of operations and cash flows.

As a result of inflationary pressure and macroeconomic instability, various governments may adopt monetary policies that will lead to higher interest rates. Higher interest rates may adversely affect our financing costs, including the costs of our current debt and leasing payments. There is no assurance that we will be able to effectively mitigate the interest rate risk, even after utilizing certain financing instruments. Further, in higher interest rate environments, our customers may reduce their overall investment in product development by cutting their capital expenditures and R&D expenses. Such reductions in capital expenditures and R&D expenses by our customers may reduce the amount of business that we receive from them and adversely affect our results of operations.

We are subject to order and shipment uncertainties and our results of operations could be materially adversely affected if we are unable to accurately forecast customer demand.

We have limited sales visibility as our customers typically do not provide us with firm, long-term purchase commitments. Additionally, our customers may have limited sales visibility due to the rapidly changing nature of the global economy, NAND supply and demand dynamics and the markets in which devices using our products are sold.

Substantially all our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and often without penalty to them, which limits our ability to accurately forecast sales and maintain adequate inventory levels, manufacturing capacity and operating infrastructure requirements. Our customers, most of whom are NAND flash makers and module makers, face difficulties in predicting demand for their storage devices using our products, which could result in the procurement forecast provided to us changing at short notice. The majority of our customers are building storage devices such as SSDs used in (i) personal computers (“PCs”) and other client devices, (ii) embedded MultiMediaCard (“eMMC”), (iii) universal flash storage (“UFS”), and (iv) mobile embedded storage used primarily in smartphones and other smart devices and are dependent on original equipment manufacturers (“OEMs”) of these devices accurately anticipating end-consumer demand, which has historically been difficult and subject to unpredictable deviations from past sales patterns. Also, since a significant portion of our quarterly sales, especially from module maker customers targeting channel markets, are from orders received and fulfilled in that quarter, our visibility as to expected orders from these customers in subsequent periods and for any extended period of time is limited. The multiple layers of forecasts from other customers and from their customers may introduce other errors into our estimates of anticipated sales.

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

Because many of our expenses are fixed in the short-term or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales, or expand our R&D and other operating infrastructure in a timely manner to capture anticipated business opportunities. If we expand our business operations and demand for our products does not increase as we may have projected, our operating results could be affected by our higher operating expense levels. Conversely, if we maintain or reduce our business operations and related expenses in accordance with our projections and demand for our products increases more than expected, our operating results could be affected by lost business opportunities, less competitive economies of scale, and damaged relationships with our customers.

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to continually offer more sophisticated packaging and testing technologies and processes to respond to competitive industry conditions and customer requirements.

We dedicate substantial efforts to R&D and continue to develop new products in anticipation of future demand. However, there is no assurance that the launch of any new product will be successful or that we will be able to produce enough of these products to meet market demand. If we fail to develop, or obtain access to, advanced technologies or processes or respond effectively to industry developments, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability may decrease over time.

The demand for our products depends in part on the market conditions for the end-use applications of our products. Fluctuations in demand for our products or a market decline in any of these industries could have a material adverse effect on our results of operations.

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

The market for storage devices using NAND flash components has experienced rapid technological changes, could be subject to industry consolidation and could face competition from new technologies. NAND flash technology will continue to evolve rapidly with continued cost reductions, which could lead to new types of solid-state storage devices, new applications and new categories of customers and market segments where we could be comparatively disadvantaged. The market for solid-state storage devices is relatively fragmented with many suppliers that include NAND flash makers, module makers and OEMs, and if the market were to consolidate, a trend experienced by other parts of the semiconductor and storage industries, we could face changing demand for our products, replacement of our products by those of our competitors or internal captive sources and reduced market opportunities. If solid state storage devices were to use other types of non-volatile memory technologies other than NAND flash and we do not have relevant and competitive controller technology, our addressable market for controllers could shrink.

The market for controllers is composed of the merchant market and captive market. We are an independent merchant supplier of controllers to NAND flash maker, module maker and OEM customers. All the major NAND flash makers also have internal captive sources of controllers. The merchant market for controllers could shrink if the NAND flash makers were to expand their usage of captive sources of controllers. In the past, our operating results were negatively affected when NAND flash customers chose to insource controllers.

We may pursue acquisitions, investments and dispositions, which could adversely affect our results of operations. Further, we may not be successful in pursuing mergers and acquisitions. Any mergers or acquisitions we make may lead to a diversion of management resources.

Our growth strategy includes the acquisition of, and investment in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. Our investments over the last decade, include Kinara (previously known as Deep Vision, Inc.), BIWIN Storage Technology Corp. (referred to herein as “BIWIN”), and Shenzhen Techwinsemi Technology Co. (referred to herein as “TWSC”). In the future, we may not be able to identify suitable acquisition or investment opportunities, or to consummate any such transactions. In pursuing such acquisitions or investment opportunities, we may face competition from other companies in the semiconductor industry. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate and we may not realize the expected financial or strategic benefits of any such transaction.

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

Any future acquisitions we make may require debt or equity financing, which, in the case of debt financing, would increase our leverage and interest expenses, and in the case of equity financing, would be dilutive to our existing stockholders. As it relates to debt financing, we may not obtain financing on terms and conditions that are favorable to us, or at all. Acquisitions made with cash would reduce our cash reserves.

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

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 67%, 61% and 66% of our net revenue in 2022, 2023 and 2024, respectively. Sales to our customers constituting more than 10% of our net revenue represented, in the aggregate, 45%, 45% and 57% of our net revenue in 2022, 2023 and 2024, respectively. Our customers constituting more than 10% of our net revenue were (i) Micron and SK Hynix in 2022, (ii) Micron, SK Hynix and AFASTOR in 2023 and (iii) Micron, Kioxia, PHISEMI and AFASTOR in 2024. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

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

Our international operations involve inherent risks which could result in harm to our business and materially impair our future growth, including factors such as government trade restrictions, entity list restrictions, sanctions, tariffs and quotas.

The majority of our products are marketed and sold around the world, including primarily in Taiwan, China, Singapore, and the United States, and our corporate operations are primarily located in Taiwan. Two outside foundries, primarily Taiwan Semiconductor Manufacturing Company (“TSMC”), and secondarily Semiconductor Manufacturing International Corporation (“SMIC”), fabricate our semiconductors. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products.

In addition, our business, financial position, results of operations, cash flows or prospects could be materially, adversely affected by changes in tariffs, trade agreements, trade sanctions or other trade restrictions imposed or agreed to by governments. Trade restrictions, including withdrawal from or modification of existing trade agreements, negotiation of new trade agreements, and imposition of new (and retaliatory) tariffs against certain countries or covering certain products have the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the U.S. or foreign economies or certain sectors thereof in which we compete, and impair our ability to expand our business by offering new technologies and products. The Trump administration has imposed and/or increased tariffs on imported goods from several geographic regions, including certain East Asian nations where we operate. The imposition of such tariffs and the threat of additional increases and/or retaliatory tariffs may strain international trade relations or impact our costs. It remains unclear what, and the timing of, future actions may be taken by the U.S. federal government or other governments with respect to international trade agreements, the imposition or removal of tariffs on goods imported into or exported from the U.S., the creation or removal of barriers to trade, tax policy related to international commerce, or other trade matters, and the impact of those actions on the cost of products we purchase and sell. Trade restrictions, and changes in or uncertainty surrounding global trade policies, may adversely impact our competitive position, businesses, financial condition, results of operations and cash flows. See “We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China” below. This includes, for example, packaging, product content, labor and international trade regulations, such as the U.S. Export Administration Regulations and sanctions against Huawei and other companies, and applicable executive orders. These laws, regulations and orders are complex, change frequently and with limited notice, have generally become more stringent over time and have intensified as U.S.-China geopolitical tensions worsen. Any changes to or the addition of companies and entities that are subject to the U.S. Export Administration Regulations and international trade regulations could have a significant impact to our revenue and growth. In addition, if our customers fail to comply with these regulations and laws, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations.

Also, disease outbreaks, pandemics, terrorist acts and political or military conflicts have increased the risks of doing business globally. These factors, among others, could affect our ability to manufacture products or procure materials, our ability to import products, our ability to ship our products globally, our ability to sell products in international markets and our cost of doing business. See “Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate and in which our products are used and sold” below. If any of these or other factors make the conduct of business in a particular country undesirable, unprofitable or impractical, our business and financial results could be adversely affected and our prospects for growth in those markets could be materially impaired. In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported. Any country in which our products are produced, imported or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard or protectionist measures, anti- dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our ADSs.

NAND industry cyclicality could adversely affect our growth and profitability.

The NAND industry is highly capital intensive and regularly experiences cycles of shortages and excess supply and related rapid increases and sharp decreases in NAND component prices. The price of SSDs, eMMC and UFS devices, in which NAND accounts for a significant portion of material cost, could also increase and decrease with NAND component prices. Decreasing prices for SSDs could trigger stronger market demand for these devices as well as controllers used in them, and conversely, increasing prices for SSDs could cause demand for these devices as well as controllers used in them to fall, which could negatively affect our sales and profitability.

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

During periods of NAND excess supply when NAND prices are falling sharply, our sales and profitability could also be negatively affected, including, but not limited to: (i) NAND manufacturers facing reduced demand for NAND components and storage devices may temporarily build NAND inventory instead of selling at lower prices, and this may cause a reduction in controller demand; (ii) module maker customers that are exposed to volatile NAND pricing conditions may temporarily become more cautious in procuring NAND components, which could lead to reduced levels of controller procurement and storage device production; (iii) OEMs may temporarily limit procurement of storage devices in expectation of procuring more at a later date and at a lower price, which could restrain storage device and associated controller procurement; and (iv) NAND vendor and module maker customers that are under margin pressure because of falling NAND prices may seek price concessions from their controller suppliers.

If we fail to accurately anticipate and respond to market trends or fail to develop and introduce new or enhanced products to address these trends on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

Our success depends to a significant extent on the development, qualification, implementation and acceptance of new product designs and improvements that provide value to our customers. Our ability to develop, qualify and distribute, and have manufactured, new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. For example, for our products addressing the SSD market, we must successfully identify customer requirements and design, develop and produce products on time that compete effectively as to price, functionality and performance. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, smaller process geometries and other factors. We cannot assure you that our efforts to execute our product roadmap will result in innovative products and technologies that provide value to our customers. If we fail to or are delayed in developing, qualifying or shipping new products or technologies that provide value to our customers, and address these new trends and adjust our business accordingly, we may lose competitive positioning, which could cause us to lose market share and require us to discount the selling prices of our products. Although we make substantial investments in R&D, we cannot be certain that we will be able to develop and successfully bring to market new products and technologies on a timely basis or that they will be well-received by our customers. Moreover, our investments in new products and technologies involve certain risks and uncertainties and could disrupt our ongoing business. New investments may not generate sufficient revenue, may incur unanticipated liabilities, and may divert our limited resources and distract management from our current operations. We cannot be certain that our ongoing investments in new products and technologies will be successful, will meet our expectations and will not adversely affect our reputation, financial condition and operating results.

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

Our gross margin and results of operations may be adversely affected in the future by multiple factors, including decreases in average selling prices of products over time, increased raw material costs, higher manufacturing costs, and shifts in our product mix.

Our gross margin is highly dependent on product mix, especially the mix of higher gross margin controller sales, and lower gross margin SSD solutions sales. A shift in sales mix away from our higher margin products could adversely affect our gross profitability as a percentage of sales and could also adversely affect our operating profitability. The primary elements of our controller cost of sales are IC fabrication at our foundries, assembly and testing, and in contrast, the primary cost of sales of our SSD solutions, which are primarily our Ferri industrial SSDs, is NAND flash components. Our SSD solutions gross margin is lower than our controller gross margin because these products are generally less differentiated, and we have limited ability to mark-up the cost of NAND flash components that we procure.

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

We have changed our commercial arrangement with a few of our SSD solutions customers to a NAND consignment arrangement, where our customers procure and maintain ownership of the NAND flash components used in the SSD solutions that we design and build for them, and the gross margins of these types of sales are higher than the sales of typical Ferri products where we are responsible for procuring NAND flash components. We cannot assure you that in the future, we can increase the proportion of SSD solutions sales using a NAND consignment arrangement and if more sales are conducted using a NAND consignment arrangement, that it would lead to improvements in our operating results.

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

Our SSD solutions are modules, software and appliances, which are different from our primary controller products, which are ICs and have different financial characteristics. Our SSD solutions gross margin is materially lower than our controller gross margin because these products are generally less differentiated and, in the case of our Ferri, where NAND flash components are the majority of the cost of sales, we have limited ability to mark-up the cost of NAND flash components that we procure. We are also subject to NAND price volatility with our Ferri; because of rapidly falling NAND prices, we wrote-down US$8.1 million of NAND components and SSDs in inventory in 2022, US$3.9 million in 2023 and US$0.3 million in 2024. We cannot assure you that in the future our results of operations will not be negatively affected by further NAND component and SSD inventory write-downs.

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

Failure to protect our intellectual property or maintain the rights to certain other technologies may negatively impact our ability to compete.

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

As of April 1, 2025, we have 3,087 patents and 1,100 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications, nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

Because the markets in which we operate are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the marketplace.

We face competition from several competitors, including Microchip and Phison, our flash memory customers and smaller merchant suppliers in China. We expect to face competition in the future from our current and potential competitors. In addition, some of our flash memory customers could develop products and technologies that replace their need for our products or otherwise reduce their demand for our products.

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

We have made investments in equity securities with an aggregate value of approximately US$17.3 million as of December 31, 2024. If the companies that we invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses in which we have invested decline significantly, we could incur impairment charges that could have a material impact on our results of operations.

We are subject to cybersecurity risks.

Historically, we have experienced immaterial cyberattacks of varying degrees on our technology infrastructure and systems and, as a result, unauthorized parties have obtained in the past, and may in the future obtain, access to our computer systems and networks. The technology infrastructure and systems of our customers, suppliers, vendors and partners may also experience such attacks. Cyberattacks are external and internal threats that include, but are not limited to, malware, phishing, advanced persistent threats, denial of service attacks, malicious software downloads, insider security breaches, and hardware and software vulnerabilities. We believe cyberattack attempts are increasing not only in number but also in scope and that perpetrators of cyberattacks continue to develop increasingly sophisticated systems and means to not only attack systems and damage data but also evade detection or obscure their activities.

We have controls and policies and recovery systems to minimize business disruptions in place and will continue to review and enhance our capabilities and upgrade our protective solutions to guard against emerging threats, detect malicious or unauthorized activities. If efforts to breach our infrastructure and systems are successful or we are unable to protect against these risks, we could suffer interruptions, delays, or cessation of operations of our systems, and loss or misuse of proprietary or confidential information, intellectual property, or sensitive or personal information. Breaches of our infrastructure and systems could also cause our customers and other affected third parties to suffer loss or misuse of proprietary or confidential information, intellectual property, or sensitive or personal information, and could harm our relationships with customers and other third parties. As a result, we could experience additional costs, indemnification claims, litigation, and damage to our brand and reputation. All these consequences could harm our reputation and our business and materially and adversely affect our operating results and financial condition.

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

We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors, suppliers or manufacturers to provide these services could have a material adverse effect on our business.

Arrangements with third-party service providers may make our operations vulnerable if vendors fail to satisfy their obligations to us resulting from their performance, changes in their own operations, financial condition, or other matters outside of our control. The expanding role of third-party providers may also require changes to our existing operations and the adoption of new procedures and processes for retaining and managing these providers, as well as redistributing responsibilities as needed. Effective management, development and implementation of our outsourcing strategies are important to our business and strategy. If there are delays or difficulties in enhancing business processes or our third-party providers do not perform as anticipated, we may not fully realize on a timely basis the anticipated economic and other benefits of the outsourcing projects or other relationships we enter into with key vendors, which could result in substantial costs, divert management’s attention from other strategic activities, negatively affect employee morale or create other operational or financial problems for us. Terminating, transitioning or renegotiating arrangements with key vendors or failure to renegotiate on favorable terms could result in additional costs and a risk of operational delays, potential errors and possible control issues resulting from the termination or during the transition or renegotiation phase.

The constant growth and development of technology, including the increased use of AI, presents risks and challenges to our operations that could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business.

Emerging technology is a consistent subject of new laws or regulations and evolving interpretations and applications of laws and regulations. If we fail to comply with these laws, we may be subject to penalties, fines or criminal or civil liability. The development and use of AI presents new risks and challenges that can impact our operations if we incorporate AI into our operations, or if used by our third-party vendors. While we aim to develop and use AI responsibly and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise. AI technologies are complex and rapidly evolving and the technologies that we develop or use may ultimately be flawed. Moreover, AI technology is subject to rapidly evolving domestic and international laws and regulations, which could impose significant costs and obligations on the Company. For example, in the United States, there has been uncertainty regarding the applicable regulations that will apply to the development and use of AI technologies. For instance, the Trump administration has rescinded an executive order relating to the development of AI technologies that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to review, develop and submit to the President action plans to “sustain and enhance America’s global AI dominance,” and to specifically review and, if possible, rescind rulemaking taken pursuant to the rescinded President Biden executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI technologies, or may implement new executive orders and/or other rulemaking relating to AI technologies in the future. Emerging regulations may pertain to data privacy, data protection, and the ethical use of AI, as well as clarifying intellectual property considerations. Our use of AI could give rise to legal or regulatory action, increased scrutiny or liability, damage our reputation or otherwise materially harm our business. Additionally, if we fail to keep pace with rapidly evolving AI technological developments, our competitive position and business results may be negatively impacted.

Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate and in which our products are used and sold.

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our ICs are manufactured, assembled and tested by third parties located in China and Taiwan. We generated 86%, 91% and 98% of our revenue in 2022, 2023 and 2024, respectively, from sales to customers outside the United States, and for the year ended December 31, 2024, 67% of our revenue was from sales in three jurisdictions, China, Singapore and Taiwan. Our controller R&D is conducted primarily in Taiwan and our SSD solutions R&D is conducted in both China and Taiwan. Most of our corporate functions are located in Taiwan. These operations are directly influenced by the political and economic conditions of the country in which they are located. We do not expect the portion of our business located outside of the United States to change in the future.

Accordingly, we are subject to risks associated with international operations, including but not limited to:

•

international economic and political conditions, such as political tensions between countries in which we do business (please refer to “Risk Factors — We face substantial risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.”);

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

•

other factors beyond our control such as nature disasters, terrorism, civil unrest, war, including Russia’s ongoing invasion of Ukraine, ongoing conflicts in the Middle East, and pandemics, epidemics and other health emergencies.

As a result of having global operations, the sudden disruption of our supply chain and/or disruption of the manufacture of our customer’s products caused by events outside of our control could impact our results of operations by impairing our ability to timely and efficiently deliver our products.

Although our reporting currency is the U.S. dollar, and the majority of our sales and cost of sales in the last three years are denominated in the U.S. dollar, most of our operating expenses are denominated in the NT dollar, and to a lesser extent, the Chinese yuan and U.S. dollar. Any unfavorable changes in foreign exchange rates could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

Severe weather, natural disasters, pandemics, epidemics, acts of war or terrorism or other external events could have significant effects on our business.

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

Severe weather and natural disasters, including hurricanes, tornados, droughts and floods, epidemics and pandemics, acts of war or terrorism or other external events could have a significant effect on our ability to conduct business. Such disasters could disrupt our operations or the operations of customers or third parties on which we rely.

Our response to climate change, our climate change strategies, policies and disclosure, and/or our ability to achieve any climate-related goals or commitments that we may make (which are subject to risks and uncertainties, many of which are outside of our control) could result in reputational harm as a result of negative public sentiment, regulatory scrutiny, litigation and reduced investor and stakeholder confidence.

Failure to meet the rapidly changing corporate citizenship and sustainability expectations or standards, or achieve our related goals, could adversely affect our business, results of operations, financial condition or stock price.

There are rapidly changing discussions and regulations surrounding environmental matters, social investments and diversity, equity and inclusion (often referred to as “ESG” initiatives and programs). In recent years, investor advocacy groups and certain institutional investors have placed increasing importance on sustainability, and we may not succeed in our achievement of our initiatives or goals. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, our ability to do business with certain partners, and our ADS price. Future government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. At the same time, there also exists “anti-ESG” sentiment in certain of our markets, and we may face reduced revenue, reputational harm, market restrictions or legal actions if we are targeted by governmental entities, groups or influential individuals who disagree with our public positions on social or environmental issues.

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

Legislation is introduced from time to time to reform the taxation of international business activities. The Organisation for Economic Co-operation and Development (OECD) has released guidance covering various topics, including country-by-country reporting, definitional changes to permanent establishment and guidelines in determining arm’s length transfer pricing. This guidance is collectively referred to as Base Erosion and Profit Shifting (“BEPS”) an initiative that aims to standardize and modernize global tax policy. Depending on legislation ultimately enacted in connection with this guidance by jurisdictions in which we operate, there may be significant consequences for us due to our large international business activities. For example, adoption of BEPS by foreign jurisdictions in which we operate could result in changes to tax policies, including transfer- pricing policies that could ultimately impact our tax liabilities to foreign jurisdictions. If any of these proposals are enacted into law, or if other international, consensus-based tax policies and principles are amended or implemented, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations. It is likely that new legislation enacted by several governments of countries in which we operate could lead to higher operating and tax expenses for our business in the near future.

We are subject to risks associated with the development and construction of our office buildings.

In September 2018, we purchased 65,700 square feet of land in Hsinchu, Taiwan for a total cost of US$58.9 million, which is currently targeted for completion in June 2025. On February 18, 2021, the Company won a bid with a third party to build an office building in Taipei, Taiwan and executed a property development agreement in May 2021, with property development costs to be defined and agreed in a subsequent agreement. We expect to receive the construction license later this year, and the detailed development cost will be set after the construction license is received. We expect to complete construction of the building in mid-2029. We may encounter unanticipated occurrences or conditions during construction that may increase the expense of these projects. We may also encounter unanticipated delays in the construction of the new buildings and local government approvals for the projects may be delayed. We will also be required to comply with applicable environmental regulations in connection with such development. We are financing these construction projects from our cash balance, which could limit alternative deployments of capital. The purchase of the land and construction of the buildings will increase our fixed assets significantly and could reduce our return on invested capital. After the office buildings have been constructed, we may consider sale and leaseback arrangements if favorable terms can be obtained. See “Item 4 — Facilities” below.

Risks Relating to Our Corporate Structure and Governance

The loss of any of our key personnel or the failure to attract or retain specialized technical or management personnel could impair our ability to grow our business.

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other highly skilled personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to attract and retain skilled managerial, engineering and sales and marketing personnel. The competition for such personnel, particularly engineering personnel, is intense in our industry. We may not be successful in attracting and retaining engineering personnel to support our anticipated growth. These personnel are required to design and develop ICs, including firmware, and to introduce product enhancements for use in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel are required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior executives or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell our products as well as have an adverse effect on our overall growth. In addition, if any other members of our senior management or any of our other key personnel depart, join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and our operating companies in Taiwan and other foreign countries, we cannot assure you the extent, if any, to which certain provisions in these confidentiality and non-disclosure agreements may be enforceable in Taiwan or other foreign countries due to the constantly evolving nature of such legal systems’ enforcement and interpretation of these types of agreements.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

We are subject to reporting obligations under securities laws of the United States. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include in its annual report management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting as applicable.

Our management and independent registered public accounting firm have concluded that our internal controls over financial reporting as of December 31, 2024 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our consolidated financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expense.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products. In addition, we are also subject to various industry requirements restricting the presence of certain substances in electronic products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be, at all times, in complete compliance with such laws and regulations. If we violate or fail to comply with any of them, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions.

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

•

business interruptions resulting from geopolitical actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, epidemics, outbreaks of an infectious disease or similar events;

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

Many of these factors are beyond our control and may negatively impact the market price of our ADSs, regardless of our performance. In addition, the stock market in general, and the market for technology and semiconductor companies in particular, have been highly volatile. Furthermore, the trading price of our ADSs may be adversely affected by third parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our ADSs, regardless of our operating performance. Our ADSs may not trade at the same price levels as that of other semiconductor and technology companies, and shares of semiconductor and technology companies, in general, may not sustain their current market prices. These fluctuations as well as general economic, political, and market conditions may have an adverse effect on the market price of our ADSs.

There can be no assurance that we will declare cash dividends in the future in any amount or at all.

Since November 2015, except subject to certain suspensions, our board of directors has typically declared dividends annually, with payments made in four quarterly installments. The decision to continue declaring dividends, if any, and their timing and amount, depends on, among other things, that the dividend payment is in the best interests of our shareholders, business visibility, our results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that our board of directors may deem relevant and any dividend declaration is at the discretion of our board of directors. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends, if at all or in any amount. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that apply to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Holders of our ordinary shares and ADSs may experience dilution if we issue restricted stock units or other forms of Company equity to employees or sell additional equity or equity-linked securities.

We periodically issue equity awards in the form of restricted stock units that are convertible into shares of the Company’s ordinary shares upon vesting on a one-for-one basis. Therefore, the issuance of such equity awards may have a dilutive effect on the holders of outstanding ordinary shares and ADSs. In addition, the issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

Introduction

Silicon Motion was originally incorporated under the name Silicon Motion Technology Corporation in the Cayman Islands in January 2005. In April 2005, we acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan”). Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation, which was incorporated in April 1997. Feiya changed its name to SMI Taiwan, in August 2002, after acquiring Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA was a graphics processor company. Silicon Motion is incorporated in the Cayman Islands and operates under Cayman Islands laws with our principal executive office located in Hong Kong. The name and address of the Company’s agent for service of process in the United States is PTSGE Corp. at 924 Fourth Avenue, Suite 2900, Seattle, Washington 98104.

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high-performance storage solutions widely used in enterprise and hyperscale data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual property developed from our deep understanding of NAND characteristics, which enables us to design unique, highly optimized configurable IC’s plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion NAND flash controllers. More NAND flash components, including current and up-coming generations of flash produced by Kioxia, Micron, Samsung, SK Hynix (and Hynix’s subsidiary, Solidigm), Western Digital (Sandisk) and Yangtze Memory Technologies Corp. (“YMTC”), are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

We are a leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and Internet of things (“IoT”) devices. We also leverage our controller expertise to supply specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our controllers for PCs and eMMC/UFS under the “SiliconMotion” brand and its logo, “FerriSSD,” “Ferri-UFS” and “Ferri-eMMC” for storage solutions, and “MonTitan” for enterprise SSD controller.

Our principal executive offices are located at Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong. The address of our United States operating subsidiary, SMI USA, is 690 N. McCarthy Blvd., Suite 200, Milpitas, California 95035. The address of our Taiwan operating subsidiary, SMI Taiwan, is 8/F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan. Our ADSs, each representing four of our ordinary shares, have been listed and traded on Nasdaq since June 2005. Our website address is www.siliconmotion.com. The information on our website should not be deemed to be part of this annual report. Additionally, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information, as applicable, regarding registrants that make electronic filings with the SEC using its EDGAR system.

Please refer to “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in Item 5 below for a discussion of our capital expenditures in the past three years.

Termination of the Merger Agreement with MaxLinear

On May 5, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc., a Delaware Corporation (“MaxLinear”), and Shark Merger Sub, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly owned subsidiary of MaxLinear, pursuant to which the Company agreed to be acquired by MaxLinear (collectively, the “Transaction”). On August 31, 2022, shareholders at the Company’s Extraordinary General Meeting of Shareholders approved the Transaction.

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

Our Market and Products

We focus primarily on designing, developing and marketing: (i) NAND flash controllers for solid state storage devices, primarily SSDs used in PCs and other client devices and eMMC and UFS mobile embedded storage used in smartphones and IoT devices and (ii) SSD solutions, primarily small form-factor specialized SSDs used in industrial, commercial and automotive applications. In 2022, 45% to 50% of our net sales were of SSD controllers, 35% to 40% were eMMC and UFS controllers and 5% to 10% were SSD solutions. In 2023, 55% to 60% of our net sales were of SSD controllers, 25% to 30% were eMMC and UFS controllers and 5% to 10% were SSD solutions. In 2024, 50% to 55% of our net sales were of SSD controllers, 35% to 40% were eMMC and UFS controllers and 5% to 10% were SSD solutions. We generated 86%, 91% and 98% of our revenue in 2022, 2023 and 2024, respectively, from sales outside the United States, and for the year ended December 31, 2024, 68% of our revenue was from sales in three jurisdictions, China, Singapore and Korea.

NAND Flash Controllers

We offer a broad range of controllers for developing different categories of solid-state storage devices that are used in a wide variety of applications. We provide controllers for computing-grade SSDs used in PCs and other client devices, enterprise-grade SSDs used in data centers, eMMC and UFS mobile embedded storage used in smartphones and IoT devices, enterprise-grade SSDs used in enterprise and hyperscale data centers, flash memory cards and flash drives used as expandable storage and specialized SSDs used in industrial, commercial and automotive applications. For most of these applications, we offer customers controllers, which are designed for a range of different price-performance trade-offs that enable the targeting of different market segments, such as value-line, mainstream and premium. Our controllers are a combination of ICs and firmware and are offered as configurable platforms or turnkey solutions, which provide customers with options to customize products to achieve desired differentiation or focus on fast time-to-market. Since SSDs and mobile embedded storage products are defined by continuously evolving industry standards such as those relating to, but are not limited to, the Peripheral Component Interconnect Express, or PCIe, host interface, nonvolatile memory express, or NVMe, data transfer protocol and UFS storage specification, we provide controllers for the latest versions of these industry standards and design our solutions for customers to build storage devices with competitive product performance and compatibility with host devices. Our controllers are also designed to support the majority of the latest and next generations of NAND flash components manufactured by vendors such as Kioxia, Micron, Samsung, SK Hynix (and Hynix’s subsidiary, Solidigm), Western Digital (Sandisk) and YMTC, which enables customers to have wide choices of components for developing and building storage devices. Controllers integrate technologies that are critical to their functionality and these include advanced error correction codes, or ECC, and digital signal processing, or DSP, engines for ensuring data reliability and sophisticated wear-leveling algorithms for maximizing the usable life of NAND flash components. We may also incorporate other technologies in our controllers such as encryption, power-loss protection, multimedia digital rights management and active temperature monitoring.

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

Our Customers

We sell our products to NAND flash makers, module makers and OEMs worldwide that service multiple markets including chip-scale packages, or CSPs, automotive and industrial markets. Most of our high — performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading supplier of SSD controllers used in PCs, data centers, automotive and other client devices and a leading merchant supplier of eMMC and UFS controllers used in smartphones and IoT devices. Sales to our five largest customers represented approximately 67%, 61% and 66% of our net revenue in 2022, 2023 and 2024, respectively. Sales to our customers constituting more than 10% of our net revenue represented, in the aggregate, 45%, 45% and 57% of our net revenue in 2022, 2023 and 2024, respectively. Our customers constituting more than 10% of our net revenue were (i) Micron and SK Hynix in 2022, (ii) Micron, SK Hynix and AFASTOR in 2023 and (iii) Micron, Kioxia, PHISEMI and AFASTOR in 2024. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 79% of our sales in 2022, 65% of our sales in 2023, and 65% of our sales in 2024 were attributable to our direct sales force while the remainder was attributable to distributors.

To supplement our direct sales, we have independent electronics distributors and sales representatives located throughout the world. We selected these distributors and sales representatives based on their ability to provide effective field sales, marketing communications and technical support for our products to our customers.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment, competitive analysis and product marketing. We seek to work with potential and existing customers early in their design process to best match our products to their needs, and more broadly, to ensure that product development activities, product launches, and on-going demand and supply planning occur in a well-managed, timely basis in coordination with our R&D, operations, and sales groups, as well as our customers and distributors. We also attend industry tradeshows and technical conferences to promote our products and solutions, maintain close contact with our existing customers to assess demand, and keep current with industry trends. Our participation in industry standards associations, such as the Institute of

Electrical and Electronics Engineers (“IEEE”), the Joint Electron Device Engineering Council (JEDEC), NVM Express, and Open Compute Project (OCP) helps us monitor the latest industry developments and promote our corporate profile. Our marketing group also works with our sales teams to identify new business opportunities.

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

Our R&D activities broaden and strengthen our portfolio of intellectual property, including patents and trade secrets. As of April 1, 2025, we have 3,087 patents and 1,100 pending applications worldwide, and we will continue to actively pursue the filing of additional patent applications in important jurisdictions.

Our R&D expenses were approximately US$188.5 million, US$174.4 million, and US$217.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Wafer fabrication. TSMC and SMIC are currently our primary foundries that manufacture most of our semiconductors. We use their fabs in Taiwan and China to fabricate our devices using CMOS process technology, primarily with process nodes from 6 to 55 nanometers. We regularly evaluate the benefits and feasibility, on a product-by-product basis, of migrating to more cost-efficient or high-performance low-power manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. To minimize cost and reduce turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as Siliconware Precision Industries Ltd. (SPIL), Powertech Technology Inc. (PTI), YoungTek Electronics Corp. (YTEC), Huatian Technology, and King Yuan Electronics Corp. (KYEC) as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over this process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

Competition

We face competition from multiple competitors, including Microchip and Phison, our flash memory customers’ internal captive developments and small Chinese merchant controller suppliers.

The markets for our products are intensely competitive, and are characterized by rapid technological change, evolving industry standards, frequent new product introductions and pricing pressures. Competition has intensified due to the increasing demand for higher levels of performance at competitive prices. We expect competition to intensify further as current competitors continue to strengthen the depth and breadth of their product offerings and additionally, our competitors in China have benefited from the government’s semiconductor localization policies. We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on several factors, including, but not limited to:

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

We expect increased competition in the future from emerging or established companies, customers or other third parties, any of which could acquire significant market share. See “Risk Factors — Because the markets in which we operate are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the marketplace” in Item 3 above.

Seasonality

See “Risk Factors — Our results of operations are subject to substantial quarterly and annual fluctuations due to several factors that could adversely affect our business and the price of our ADSs,” “Risk Factors — We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations,” and “Risk Factors — NAND industry cyclicality could adversely affect our growth and profitability” in Item 3 above and “Operating and Financial Review and Prospects — Principal Factors Affecting Our Results of Operations” in Item 5 below.

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

As of April 1, 2025, we have 3,087 patents and 1,100 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

Facilities

As of the date of this annual report, we occupy facilities totaling approximately 842,800 square feet, excluding parking space, which house our management and administration, operations, R&D and sales and marketing departments. Of our facilities, approximately 589,000 square feet are owned and approximately

253,800 square feet are occupied under leases. We currently consider our facilities insufficient to meet our future operational requirements; therefore, we are constructing a new office building to meet our anticipated future needs, which is expected to be completed in June 2025. In 2018, we purchased 65,700 square feet of land in Hsinchu, Taiwan for the construction of a future office building. In 2021, we executed a property development agreement for the construction of a future office building in Taipei, Taiwan, and we expect to receive the construction license later this year and the detailed development cost will be set after the construction license is received. We expect to complete construction of the building in mid-2029. See “Risk Factor — We are subject to risks associated with the development and construction of our office buildings” in Item 3 above. As of the date of this annual report, the table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Hsinchu, Taiwan	R&D, management & administration	255,900
Hsinchu, Taiwan	Office building (Office)	393,900
Taipei, Taiwan	R&D, sales & marketing	116,900
Shanghai, China	R&D, sales & marketing	34,400
Shenzhen, China	Sales & marketing	20,200
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	8,200

(1)	Korea; Macau; Hong Kong; Yokohama, Japan; and Beijing, China

Leases covering our current facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased facilities with equivalent facilities. As of December 31, 2024, lease obligations covering our current facilities totaled US$14.9 million, of which US$2.5 million were short-term.

We currently own commercial property in Shanghai of approximately 20,000 square feet, which we use 63.6% spaces for our operations. Part of the Shanghai property is leased to third parties and the rest remains to be leased.

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

Overview

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high-performance storage solutions widely used in enterprise and hyperscale data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual property developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last 10 years, we have shipped over six billion NAND flash controllers. More NAND flash components, including current and up-coming generations of flash produced by Kioxia, Micron, Samsung, SK Hynix and its subsidiary Solidigm, Western Digital (Sandisk) and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

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

Summary of Consolidated Financial Results

Summary of the year ended December 31, 2024 is as follows:

•	Total revenue increased by 26% to US$803.6 million from US$639.1 million in the prior year.

•	Gross profit as a percentage of revenue increased by 3.6% points to 45.9% from 42.3% in the prior year.

•	Total operating expenses increased by 20.6% to US$277.9 million from US$230.5 million in the prior year.

•	Operating profit increased by 128% to US$90.9 million from US$39.9 million in the prior year.

•	Income tax expense as a percentage of income before income tax increased to 16.9% from 13.4% in the prior year.

•	Diluted earnings per ADS increased by 67.7% to US$2.65 from US$1.58 in the prior year.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns.

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2022	2023	2024
Currency
U.S. dollars	97%	98%	99%
Chinese yuan	3%	2%	1%

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

Inventory valuation. We value inventories at the lower of cost or net realizable value for raw materials, work-in-process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. We assess net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of new products and the quantities remaining of old products and provides reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses. We wrote down US$15.8 million, US$7.9 million and US$6.1 million in 2022, 2023 and 2024, respectively, for estimated obsolete or unmarketable inventory, with write-downs in 2022, 2023 and 2024 primarily related to the value of NAND components and SSDs in inventory affected by rapidly falling NAND prices and the restructuring of our underperforming product lines.

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

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax residents in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Macau and

China with statutory tax rates of 20%, 16.5%, 12% and 25%, respectively, and estimate our actual current tax exposure together with assessed temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2022, 2023 and 2024 was US$20.2 million, US$23.1 million and US$27.8 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2022, 2023 and 2024 was US$37.1 million, US$43.8 million and US$43.6 million, respectively. As of December 31, 2023 and 2024, US$7.9 million and US$6.8 million, respectively, of interest and penalties were accrued. Fiscal years 2019 through 2024 remain subject to examination by the U.S. Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 12 to our consolidated financial statements for further information regarding changes in unrecognized tax benefits during 2024.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
Net sales	100.0%	100.0%	100.0%
Cost of sales	50.8	57.7	54.1

Gross profit	49.2	42.3	45.9

Operating expenses:
Research and development	20.0	27.3	27.1
Sales and marketing	3.3	4.2	3.4
General and administrative	3.3	4.4	3.9
Loss from settlement of litigation	0.0	0.2	0.2

Total operating expenses	26.6	36.1	34.6

Operating income	22.6	6.2	11.3

Non-operating income (expenses):
Unrealized holding gain on investments	0.1	1.3	0.1
Gain on sale of investments	0.0	0.0	0.0
Interest income	0.3	1.9	1.8
Foreign exchange gain (loss), net	(0.5)	0.1	0.2
Interest expense	0.0	0.0	0.0
Other income, net	0.0	0.0	0.0

Total non-operating income (expenses)	(0.1)	3.3	2.1

Income before income taxes	22.5	9.5	13.4
Income tax expense	4.2	1.3	2.3

Net income	18.3%	8.2%	11.1%

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

Net sales.

	Years Ended December 31
	2023		2024
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile Storage	632,813	99	796,365	99	163,552	26
Others	6,329	1	7,187	1	858	14

Net sales	639,142	100	803,552	100	164,410	26

In 2024, our net sales increased by 26% year-over-year to approximately US$803.6 million, primarily due to the continuing increase in market share with NAND makers, module makers and OEM customers. Our mobile storage revenue increased by 26% year-over-year primarily because of an increase in sales of SSD controllers and eMMC and UFS controllers, partially offset by a decline in sales of expandable storage controller sales and SSD solutions. Our SSD controller sales increased in the range of 15% to 20% year-over-year to account for 50% to 55% of revenue, a lower percentage of net sales than the prior year, eMMC plus UFS controller sales increased in the range of 65% to 70% year-over-year to account for 35% to 40% of revenue, a higher percentage of net sales than the prior year, and SSD solutions sales decreased in the range of 10% to 15% year-over-year to account for 5% to 10% of revenue, a similar percentage of net sales as the prior year.

Gross profit

	Years Ended December 31
	2023		2024
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Gross profit	270,390	42	368,765	46	98,375	36

Gross profit as a percentage of net sales increased to 46% in 2024 as compared to 42% in 2023 primarily because of new projects and our ability to efficiently scale new products. Our gross profit, excluding obsolete and unmarketable inventory write-downs, as a percentage of revenue increased from 44% in 2023 to 47% in 2024.

Research and development expenses

	Years Ended December 31
	2023		2024
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Salary and benefits	93,576	15	107,248	14	13,672	15
Stock-based compensation	11,709	2	11,284	1	(425)	(4)
Other research and development	69,072	10	99,290	12	30,218	44

Research and development	174,357	27	217,822	27	43,465	25

Our R&D expenses increased by 25% year-over-year to approximately US$217.8 million in 2024 primarily due to investing heavily in next generation solutions. Salary and benefits increased by 15% year-over-year to approximately US$107.2 million in 2024 primarily because of expanded headcounts. Stock-based compensation decreased by 4% year-over-year to approximately US$11.3 million. Other R&D expenses increased by 44% year-over-year to approximately US$99.3 million, primarily because of higher IC tape-out and other project expenses in 2024.

Sales and marketing expenses

	Years Ended December 31
	2023		2024
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Salary and benefits	17,218	3	16,647	2	(571)	(3)
Stock-based compensation	1,858	—	1,954	—	96	5
Other sales and marketing	7,844	1	8,849	1	1,005	13

Sales and marketing	26,920	4	27,450	3	530	2

Our sales and marketing expenses increased by 2% year-over-year to approximately US$27.5 million in 2024. Salary and benefits decreased by 3% year-over-year to approximately US$16.6 million in 2024. Stock-based compensation increased by 5% year-over-year to approximately US$2.0 million in 2024. Other sales and marketing expenses increased by 13% year-over-year to approximately US$8.8 million.

General and administrative expenses

	Years Ended December 31
	2023		2024
	US$	% of net sales	US$	% of net sales	US$ change	% change

	(in thousands, except percentage data)
Salary and benefits	11,220	2	11,215	2	(5)	—
Stock-based compensation	3,574	—	3,407	—	(167)	(5)
Other general and administrative	13,129	2	16,732	2	3,603	27

General and administrative	27,923	4	31,354	4	3,431	12

Our general and administrative expenses increased by 12% year-over-year to approximately US$31.4 million in 2024. Salary and benefits decreased less than 1% year-over-year to approximately US$11.2 million in 2024. Stock-based compensation decreased by 5% year-over-year to approximately US$3.4 million in 2024. Other general and administrative expenses increased by 27% year-over-year to approximately US$16.7 million in 2024, primarily because of legal, financial advisory and other fees related to dispute expenses in connection with arbitration of the terminated Merger Agreement.

Stock-based compensation

The following table presents details of total stock-based compensation that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2023		2024
	US$	% of net sales	US$	% of net sales	US$ change	% change

	(in thousands, except percentage data)
Cost of sales	406	—	311	—	(95)	(23)
Research and development	11,709	2	11,284	1	(425)	(4)
Sales and marketing	1,858	—	1,954	—	96	5
General and administrative	3,574	—	3,407	—	(167)	(5)

Total stock-based compensation	17,547	2	16,956	1	(591)	(3)

See Note 14 to our consolidated financial statements for a discussion of activity related to stock-based awards.

Loss from settlement of litigation. We accrued US$1,312 thousand and US$1,250 thousand to settle legal litigations in 2023 and 2024, respectively.

Unrealized holding gain on investment. We recognized a gain of US$8.0 million and US$0.5 million for the net change in fair value of the investments in equity securities in 2023 and 2024, respectively.

Gain from disposal of long-term investment. We recognized a gain from disposal of BIWIN of US$58 thousand for the year ended December 31, 2024.

Interest income. Our interest income increased to approximately US$14.5 million for the year ended December 31, 2024 from approximately US$12.2 million for the year ended December 31, 2023 due to higher interest rates.

Foreign exchange gain (loss), net. For the year ended December 31, 2024, we realized a foreign exchange gain of US$1.4 million, compared with a gain of US$914 thousand for the year ended December 31, 2023. We do not engage in any hedging activities.

Income tax expense. Income tax expense was approximately US$18.2 million for the year ended December 31, 2024 compared to an income tax expense of approximately US$8.2 million for the year ended December 31, 2023.

Net income. Net income was approximately US$89.2 million for the year ended December 31, 2024 compared to a net income of approximately US$52.9 million for the year ended December 31, 2023.

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

For the discussion covering the comparison between the years ended December 31, 2023 and 2022, please refer to “Item 5” of our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 30, 2024.

Liquidity and Capital Resources

As of December 31, 2024, we had approximately US$276.1 million in cash and cash equivalents, a decrease of US$38.2 million from December 31, 2023. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities.

We believe the cash we expect to generate from operating activities will be sufficient to meet our anticipated working capital needs, capital expenditures, and other commitments for at least the next 12 months and into the foreseeable future. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, and construction of our Hsinchu and Taipei office buildings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	83,892	149,083	77,095
Net cash used in investing activities	(32,942)	(49,085)	(44,089)
Net cash used in financing activities	(183,096)	(16,690)	(67,255)
Depreciation and amortization	18,931	21,810	25,331
Capital expenditures	(32,942)	(50,313)	(44,351)

Operating activities

Our net cash provided by operating activities was approximately US$77.1 million for the year ended December 31, 2024, compared to net cash provided by operating activities of approximately US$149.1 million and US$83.9 million during 2023 and 2022, respectively.

For the year ended December 31, 2024, cash flows provided by operations of US$77.1 million resulted primarily from our net income of US$89.2 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$25.3 million of depreciation and amortization and US$17.0 million of stock-based compensation.

•

Net working capital increased by US$53.2 million. Inventories decreased by US$4.9 million, notes and accounts receivable increased by US$39.0 million, notes and accounts payable decreased by US$37.8 million, income tax payable increased by US$5.6 million, and other assets net of other liabilities provided US$13.1 million of cash.

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

Investing activities

Our net cash used in investing activities was approximately US$44.1 million for the year ended December 31, 2024, compared to net cash used in investing activities of approximately US$49.1 million for the year ended December 31, 2023. In 2024, we paid US$28.0 million for the routine purchase of software, design tools and other items, and US$16.3 million for building construction in Hsinchu.

Our net cash used in investing activities was approximately US$49.1 million for the year ended December 31, 2023, compared to net cash used in investing activities of approximately US$32.9 million for the year ended December 31, 2022. In 2023, we paid US$21.1 million for the routine purchase of software, design tools and other items, and US$28.0 million for building construction in Hsinchu.

Financing activities

Our net cash used in financing activities was approximately US$67.3 million for the year ended December 31, 2024, compared to net cash used in financing activities of approximately US$16.7 million for the year ended December 31, 2023. Our cash used in financing activities in 2024 consists primarily of US$67.3 million of dividend payments.

Our net cash used in financing activities was approximately US$16.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of approximately US$183.1 million for the year ended December 31, 2022. Our cash used in financing activities in 2023 consists primarily of US$16.7 million of dividend payments.

Capital Return to Shareholders

Dividend. On October 30, 2023 and October 28, 2024, we announced an annual cash dividend of US$2.00 per ADS to be paid in four quarterly installments of US$0.50 per ADS, we paid US$16.7 million and US$67.3 million to shareholders in 2023 and 2024, respectively.

The declaration and payment of future cash dividends is subject to our board of directors’ continuing discretion and determination that the payment of dividends is in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the declaration and payment of cash dividends.

Share Repurchase. In the year ended December 31, 2022, we repurchased 1.6 million ADSs for US$128.8 million at an average price of US$79.18 per ADS. On February 6, 2025, our board of directors authorized a share repurchase program to repurchase up to $US50 million of our ADSs over a 6-month period.

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

Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Operating Leases. Operating lease obligations represent the undiscounted remaining lease payments primarily for our leased property and equipment, see Note 15 to our consolidated financial statements. As of December 31, 2024, these obligations totaled US$14.9 million, of which US$2.5 million was short-term.

Office Building Construction. In September 2018, the Company paid US$58.9 million to acquire land in Hsinchu, Taiwan intended for its future Taiwan headquarters building. Construction began in January 2021, and as of December 31, 2024, the project, with a capitalized cost of US$61.8 million, remains under construction, with completion expected in June 2025. In addition, we won a bid with a third party to build an office building in Taipei, and we entered into a property development agreement in May 2021. We expect to receive the construction license later this year and the detailed development cost will be set after the construction license is received. We expect to complete construction of the building in mid-2029. Therefore, at this time, we are unable to accurately measure the construction progress and make a reasonably reliable estimate of the timing and future payments to the contractor, see Note 16 to our consolidated financial statements.

Tax Liability. Tax liability represents the provision for income tax and uncertain tax position recognized, see Note 12 to our consolidated financial statements. As of December 31, 2024, short-term taxes payable totaled US$13.1 million. We decreased long-term taxes payable of US$0.2 million related to uncertain tax positions as of December 31, 2024. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

Recent Accounting Pronouncements

Please refer to Note 2 to the consolidated financial statements.

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

Name	Age	Position
James Chow	74	Chairman of the Board
Wallace C. Kou	66	President, Chief Executive Officer and Managing Director
Steve Chen	53	Director
Tsung-Ming Chung	75	Director
Lien-Chun Liu	67	Director
Han-Ping D. Shieh	71	Director
Kenneth Kuan-Ming Lin	72	Director
Cain Lin	63	Director
Jason Tsai	52	Chief Financial Officer
Nelson Duann	56	Senior VP of Client & Automotive Storage Business and Director
Alex Chou	61	Senior VP of Enterprise Storage & Display Interface Solution Business
Robert Fan	61	Senior VP of Global Sales

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

Steve Chen, Director

Mr. Chen joined our board of directors in 2012. Mr. Chen is the chairman of Mercuries Co., Ltd. Mr. Chen has dual M. Eng. from Cornell University.

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors in June 2005. Mr. Chung is currently the Chairman of Dynapack International Technology Corp., a leading provider of battery packs for notebook PCs, tablets, and battery backup units (BBUs) for data centers. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. He also serves as a director of Far East International Bank and previously served as a director of Fubon Hyundai Life Insurance Corporation until March 2024. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University in Taiwan.

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

Han-Ping D. Shieh, Director

Mr. Shieh joined our board of directors in 2014. He is Life Chair Professor at National Yang MingChiao Tung University (NYCU) in Taiwan, a life fellow of the IEEE, a fellow of Optical Society of America (OSA) and the Society for Information Display (SID), and a board member of Dynapack International Tech. Corp., and Focal Tech Inc. Mr. Shieh received his Ph D in Electrical and Computer Engineering from Carnegie Mellon University in 1987. He joined National Chiao Tung University (NCTU) as a professor in 1992 and was previously a Research Staff Member at the IBM Thomas J. Watson Research Center. He was the Dean of the College of Electrical and Computer Engineering and a Senior Vice President of NCTU and a Vice Chancellor of the University System of Taiwan.

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

Cain Lin, Director

Mr. Lin joined our board of directors in December 2023. Mr. Lin is the Managing Director of Cedar Capital Inc., and he formerly served on the board of directors of Auras Technology Co., Ltd. Mr. Lin has over 35 years of experience in the semiconductor and venture capital industries in executive-level roles and holds a BA in Electronic Engineering from National Chen Kung University in Taiwan, an MBA from Santa Clara University, and an MS in Electronic Engineering from the University of Florida.

Jason Tsai, Chief Financial Officer

Mr. Tsai joined us as VP of IR and Finance in September 2023, became our interim Chief Financial Officer in April 2024 and was appointed as our Chief Financial Officer in October 2024. He has over 25 years of experience in strategic finance, corporate strategy, investor relations, and Wall Street. His corporate experience spans from software (SaaS) to hardware and semiconductors and prior to rejoining Silicon Motion, Mr. Tsai was Head of IR at Zendesk, Synaptics and Silicon Motion (2008 – 2019) as well as over a decade as a Wall Street equity research analyst. Mr. Tsai holds a BA in Economics and Molecular and Cell Biology from UC Berkeley.

Nelson Duann, Senior VP of Client & Automotive Storage Business and Director

Mr. Duann became our Senior Vice President of Client & Automotive Storage in December 2023, after serving as Senior Vice President of Marketing and R&D for mobile storage since November 2018. In this role, he oversees product planning, major OEM business development and OEM project management for the Company’s client SSD controllers, mobile controllers, Ferri products and expandable controllers. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Having served with Silicon Motion since 2007, Mr. Duann has nearly 25 years of experience in product design, development, and marketing in the semiconductor industry. Mr. Duann was most recently leading Silicon Motion’s marketing and R&D efforts and has played a key role in leading the company’s OEM business for mobile storage and SSD controller solutions, helping to introduce these products and growing them into the market leaders in these markets today. Prior to Silicon Motion, he worked for Sun Microsystems focusing on UltraSPARC microprocessor projects. Mr. Duann has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

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

Robert Fan, Senior VP of Global Sales

Mr. Fan became our Senior Vice President of Global Sales in December 2023 and has served as President of SMI USA, our business operations in the Americas and Europe since November 2016 until his promotion in December 2023. He leads Silicon Motion’s worldwide sales, sales operations and FAEs. He also oversees corporate marketing communications and public relations. Mr. Fan joined Silicon Motion in May 2013. Prior to Silicon Motion, Mr. Fan served in executive management roles at Spansion, IDT, and at two venture capital- backed startups. He also spent over nine years at Intel in sales, marketing and management positions and was a chip designer earlier in his career. Mr. Fan holds a BS in EECS from UC Berkeley, an MSEE from Santa Clara University and completed the General Management Executive Program at McCombs School of Business, University of Texas.

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

Audit Committee. The audit committee is responsible for, including, but is not limited to, reviewing the financial information that will be provided to shareholders and others; reviewing the systems of internal controls that management and the board of directors have established; appointing, retaining and overseeing the performance of independent registered public accounting firms; overseeing our accounting and financial reporting processes, the audits of our consolidated financial statements and the internal control over financial reporting; pre-approving audit and permissible non-audit and non-assurance services provided by independent registered public accounting firms; and overseeing cybersecurity risk management. Mr. Tsung-Ming Chung, Ms. Lien-Chun Liu, and Mr. Cain Lin are members of our audit committee. Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of the audit committee, is the committee’s “audit committee financial expert” under applicable SEC rules and an independent director under Nasdaq listing standards.

Compensation Committee. The compensation committee is responsible for, including, but is not limited to, reviewing the performance and development of management in achieving corporate goals and objectives and assuring that our senior executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. The compensation committee also administers the Company’s Incentive-Based Compensation Recovery Policy (the “Clawback Policy”). This committee oversees, reviews and administers all of our compensation, equity and employee benefit plans and programs. Ms. Lien-Chun Liu, Mr. Steve Chen, and Mr. Cain Lin are members of our compensation committee, with Mr. Chen serving as the Chairman of the compensation committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for, including, but are not limited to, overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full board of directors, candidates for election to the board of directors. Ms. Lien-Chun Liu, Mr. Steve Chen, and Mr. Cain Lin are members of our nominating and corporate governance committee, with Ms. Liu serving as the Chairman of the nominating and corporate governance committee.

Our board of directors has adopted a code of conduct and ethics (the “Code of Ethics”), which is applicable to all our directors, officers (which includes members of senior management), and employees. Our Code of Ethics is posted on our website at https://www.siliconmotion.com/company/corporate-citizenship-files/Silicon_Motion_Code_of_Ethics.pdf.

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

Compensation of Directors and Senior Management

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

For the year ended December 31, 2024, the aggregate compensation to our directors and senior management members was approximately US$3.73 million. In 2024, under the 2015 Incentive Plan (the “2015 Plan”), we granted restricted stock units to our directors and senior management members as a group to acquire an aggregate of 248,400 ordinary shares. The restricted stock units granted to our senior management members and non-executive directors are subject to the same vesting conditions as those of our employees. As of December 31, 2024, the total amount set aside as an estimate by us to provide pension, retirement or similar benefits to our members of senior management (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately US$0.27 million.

Service Contracts

We currently do not have service contracts with our directors.

Share-Based Compensation Plan and Option Grants

2015 Incentive Plan

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

Supplemental Equity-Linked Incentive Program

On July 29, 2024, our board of directors approved and adopted a Supplemental Equity-Linked Incentive Program (the “2024 Supplemental Program”), which became effective on September 5, 2024.

The 2024 Supplemental Program is formed for the purpose of long-term savings and financial management, and it is established as the Employee Welfare Savings Association of Silicon Motion, Inc. (the “Savings Association”), where members collectively oversee and manage the Savings Association’s welfare savings funds entrusted to CTBC Bank Co., Ltd. (the “Trustee”). The Savings Association will hold the stock of Silicon Motion for all members, who are regular salaried employees of the Company and its subsidiaries who have completed at least three months of continuous employment, but does not include fixed-term contract staff, part-time employees, or interns, in a long-term manner using a dollar-cost averaging approach and will enable all members to share in the positive outcomes of the operational growth of the Company. The aim is to accumulate personal wealth and retain talent in the Company.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2022	2023	2024
Management and administration	133	118	123
Operations	46	42	38
R&D	1,262	1,229	1,490
Sales and marketing	202	157	168

Total	1,643	1,546	1,819

As of December 31, 2024, we had 1,819 total employees, including 1,560 in Taiwan, 33 in the United States, 205 in China, 10 in Korea, and 11 in Japan. Of our total employees, 1,640 are engineers.

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

There were 135,934,680 of our ordinary shares outstanding as of March 31, 2025. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025, less otherwise indicated in the footnotes, by each of our directors and members of senior management:

	Ordinary Shares Beneficially Owned
	Number	%
Senior Management and Directors:
James Chow (1)	1,643,666	1.2
Wallace C. Kou	1,854,856	1.4
Steve Chen	101,200	*
Tsung-Ming Chung	20,000	*
Lien-Chun Liu	285,480	*
Han-Ping D. Shieh	44,011	*
Kenneth Kuan-Ming Lin	50,000	*
Cain Lin (2)	60,000	*
Jason Tsai (3)	213,000	*
Nelson Duann	68,800	*
Alex Chou	48,000	*
Robert Fan	75,600	*

*	Less than one percent
(1)

Represents 1,643,666 ordinary shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 ordinary shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(2)	Represents 60,000 ordinary shares owned by his spouse.
(3)	Represents 161,000 ordinary shares owned by Mr. Tsai and 52,000 ordinary shares owned by his family members.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our Clawback Policy during the fiscal year ended December 31, 2024.

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

Major Shareholders

As of March 31, 2025, there were 135,934,680 of our ordinary shares outstanding. The Bank of New York Mellon (the “Depositary Bank”), the depositary under our ADS deposit agreement, has advised us that as of March 31, 2025, we had 33,918,499 ADSs outstanding, representing 135,673,996 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2025:

Identity of person or group	Number of ordinary shares owned		Percentage Owned
FMR LLC	8,958,296	(1)	6.6%

(1)

According to a Schedule 13G filed with the SEC on November 12, 2024, Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC, and Ms. Johnson may be deemed to have dispositive power over the securities held by the FMR LLC. FMR LLC’s principal address is 245 Summer Street, Boston, Massachusetts 02210.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

No holder of our ordinary shares has preferential voting rights.

Related Party Transactions

No related party transactions occurred since January 1, 2022.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-29 of this annual report.

Legal Proceedings

As an active operating company, we are subject to certain legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such material adverse effect on our business, financial position, results of operations or cash flows.

On October 5, 2023, the Company filed a claim in the SIAC against MaxLinear for breaching the Merger Agreement. In the arbitration, the Company is seeking payment of the termination fee of US$160 million, together with further substantial damages, interests, and costs. The arbitration tribunal has been constituted, a procedural timetable has been issued and a hearing has been fixed for October 2025. If the Company succeeds in its claims, MaxLinear will likely be ordered to pay the Company’s legal fees and the costs of the arbitration. If the Company does not succeed in some or all of its claims and/or in defending the counterclaim, it may be ordered to pay some or all of MaxLinear’s legal fees and the costs of the arbitration. The quantum of the legal fees and costs to be paid by either party will be decided by the tribunal. No assurance can be given that if an award is granted in the Company’s favour, that the award can be collected or that the Company will not be required to take further measures to be able to collect the award. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.

On August 31, 2023, a Silicon Motion ADS holder (the “Plaintiff”) filed a putative class action complaint in the United States District Court for the Southern District of California, captioned Water Island Event-Driven Fund v. MaxLinear, Inc., No. 23-cv-01607 (S.D. Cal.), asserting claims against MaxLinear and two of its officers (the “MaxLinear Defendants”) for alleged violations of (i) Section 10(b) of the Exchange Act and Rule 10b-5

promulgated thereunder and (ii) Section 20(a) of the Exchange Act, in connection with alleged false and misleading statements made by the MaxLinear Defendants between June 6, 2023 and July 26, 2023 concerning MaxLinear’s intent to consummate the Merger Agreement. On August 28, 2024, the court dismissed the complaint against the MaxLinear Defendants without prejudice for lack of standing. On September 18, 2024, the Plaintiff filed an amended complaint against the MaxLinear Defendants, and also added Silicon Motion and two of our officers, Messrs. Kou and Lai (the “Silicon Motion Defendants”), asserting substantially similar claims under the Exchange Act. The complaint seeks compensatory damages, including interest, costs and expenses, and such other equitable or injunctive relief that the court deems appropriate. The Silicon Motion Defendants filed a motion to dismiss the amended complaint on November 25, 2024, as did the MaxLinear Defendants. Those motions are fully briefed as of February 7, 2025. The Silicon Motion Defendants believe that the claims asserted against them are without merit and intend to defend themselves vigorously.

Dividend Policy

See “Risk Factors — There can be no assurance that we will declare cash dividends in the future in any particular amounts or at all” in Item 3 above.

Significant Changes

No significant changes have occurred since the date of our audited consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” Nasdaq is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

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

The Cayman Islands is not a party to any double tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and as discussed below, we believe that we were not a passive foreign investment company for our 2024 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2024 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

If we are treated as a passive foreign investment company with respect to a U.S. Holder then, under certain circumstances such U.S. Holder must file Internal Revenue Service Form 8621 for their interest in the Company.

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

We have, pursuant to the Tax Concessions Act of the Cayman Islands, obtained an undertaking that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on or in respect of our ordinary shares, debentures or other obligations of our company.

The undertaking that we have obtained is for a period of 20 years from April 25, 2025.

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

Also refer to “Risk Factors — Our business, financial condition and results of operations could be adversely impacted by the political and economic conditions of the countries in which we conduct business and operate and in which our products are used and sold” in Item 3 above.

Investment Risk. We have minority stake equity investments in Cashido, Vastview, Kinara, BIWIN, and TWSC companies related to the semiconductor and other technology industries. These investments, with the exception of BIWIN and TWSC, are privately-held companies accounted for under the measurement alternative method. This is because our ownership is less than 20%, and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2024 and 2023, these investments in privately-held companies had a carrying value of US$6.5 million and US$6.5 million, respectively. BIWIN is listed on the Shanghai Stock Exchange and TWSC is listed on the Shenzhen Stock Exchange. We had an unrealized holding gain of US$0.5 million and US$8.0 million in 2024 and 2023, respectively. Based on a sensitivity analysis performed as of December 31, 2024 and 2023, a hypothetical adverse price change of 10% would have decreased our non-operating income by approximately US$1.1 million and US$1.1 million in 2024 and 2023, respectively. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments losses for the years ended on December 31, 2023 and 2024.

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

Fees and Payments by the Depositary Bank. The Depositary Bank has agreed to pay us 90% of the issuance fees (less the Depositary Bank’s custody expenses), cancellation fees (less the Depositary Bank’s custody expenses), depositary servicing fees (less any expenses, including charges of the Depositary Bank or central securities depositories) and dividend fees (less any expenses incurred by the Depositary Bank relating to the collection of such cash dividend fees) collected by the Depositary Bank during each subsequent contract year effective as of July 8, 2019. The Depositary Bank has further agreed to reimburse us for certain standard out-of-pocket administrative and maintenance and registered ADS holder service expenses, including, but not limited to, annual report delivery, dividend fund remittance, dividend payment notification, proxy service coordination, record date notification, registered ADS holder transfers and reporting and certain of our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits. For the year ended December 31, 2024, the Depositary Bank owed us a reimbursement of US$0.6 million, net of withholding tax, for our expenses incurred in connection with maintaining and promoting our ADS program, which was paid in full in August 2024. Any non-standard out-of-pocket administration and maintenance fees and expenses, including, but not limited to, reasonable legal fees and expenses incurred by the Depositary Bank and any expenses incurred by the Depositary Bank for the servicing of non-registered ADS holders and for special services, each of which is subject to our prior written consent, must be paid by us.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Disclosure controls and procedures are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act, including this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer (“CFO”), Jason Tsai, and our President and Chief Executive Officer (“CEO”), Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management’s Report on Internal Control over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2024, the Company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2024, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 30, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 30, 2025

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee, is an “audit committee financial expert” under applicable SEC rules and an independent director under Nasdaq listing standards.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted the Code of Ethics applicable to all of our directors, officers (which includes members of senior management), and employees, including our CEO and our CFO, consistent with the requirements of Nasdaq. For further information, see our Code of Ethics posted on our website (https://www.siliconmotion.com/company/corporate-citizenship-files/Silicon_Motion_Code_of_Ethics.pdf). We intend to post on our website all disclosures that are required by the rules and regulations of the SEC or by Nasdaq rules concerning any amendments to, or waivers from, any provision of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent registered public accountants of our Company and its subsidiaries for fiscal years 2023 and 2024. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2023	2024
	US$	US$
	(in thousands)
Audit Fees (1)	840	906
Tax Fees (2)	290	266
All Other Fees (3)	35	—
Total	1,165	1,172

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

In 2024, our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

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

Not applicable.

I
TEM
16J. I
NSIDER
T
RADING
P
OLICIES
.
We have adopted the Silicon Motion Technology Corporation Insider Trading and Investor Communications Policy (the “Insider Trading Policy”) that governs the purchase, sale, and/or other dispositions of our securities by directors, senior management, employees, consultants, and contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules, regulations and listing standards. A copy of the Insider Trading Policy is filed as Exhibit 11.1 to this annual report.
I
TEM
16K. C
YBERSECURITY
.
Risk Management and Strategy
Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed based on the National Institute of Standards and Technology (NIST) cybersecurity framework. This framework includes steps for (a) identifying cybersecurity threats, assessing the severity, identifying the source and whether the threat is associated with a third-party service provider; (b) reporting material cybersecurity incidents to management and our board of directors; (c) implementing safeguards, countermeasures and mitigation strategies; and (d) remediation and restoration of the affected systems. Our cybersecurity team also engages third-party security experts for defense protection capability assessment and system enhancements. In addition, our cybersecurity team provides trainings, security exercises, security awareness electronic direct mail (eDM) and social engineering drills regularly.
Our dedicated information technology (“IT”) personnel are experienced information systems security professionals and information security managers with more than 19 years of relevant experience. Our IT team provides cybersecurity reports quarterly that cover, among other topics, suspicious behaviors, end devices security logs analysis, suspicious activity analysis and statistics, and updates to the company’s cybersecurity programs and mitigation strategies.
In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-29.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

2.2	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (file no. 333-125801) filed with the SEC on December 5, 2013).

2.3	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed with the SEC on June 11, 2015).

2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).

4.1	Agreement and Plan of Merger, dated as of May 5, 2022, by and among the Company, MaxLinear and Merger Sub (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed with the SEC on May 6, 2022).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).

11.1*	Silicon Motion Technology Corporation Insider Trading and Investor Communications Policy.

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*	Consent of Deloitte & Touche.

97.1	Silicon Motion Technology Corporation Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit Number	Description

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set.

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Wallace C. Kou
Wallace C. Kou,
President and Chief Executive Officer

Date: April 30, 2025

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Silicon Motion Technology Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter Description
The Company’s inventories are stated at the lower of cost or net realizable value. Cost is determined on standard basis and adjusted to the approximate weighted-average cost at the balance sheet date. The Company adjusts the inventory carrying value to the lower of weighted-average cost or the estimated net realizable value after completing ongoing reviews of estimated obsolescence or unmarketable inventory based upon the timing of the introduction of new products and the quantities remaining of old products. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of sales. As of December 31, 2024, the Company’s net inventory balance was $199,229 thousand.
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
April 30, 2025
We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	December 31
	2023	2024
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	314,302	276,068
Accounts receivable, net	194,701	233,744
Inventories	216,950	199,229
Restricted assets-current	49,656	54,645
Prepaid expenses and other current assets	17,636	31,187

Total current assets	793,245	794,873
Long-term investments	17,116	17,326
Property and equipment, net	167,417	188,398
Deferred income tax assets, net	8,456	8,878
Operating lease assets	14,134	14,674
Other assets	7,593	7,187

Total assets	1,007,961	1,031,336

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	55,586	17,773
Income tax payable	7,544	13,107
Refund liabilities	3,329	5,968
Accrued expenses and other current liabilities	146,351	162,656

Total current liabilities	212,810	199,504
Other long-term liabilities	60,455	59,548

Total liabilities	273,265	259,052

Commitments and Contingencies (Note 16)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 133,676 thousand shares in 2023 and 134,764 thousand shares in 2024	1,337	1,348
Additional paid-in capital	321,050	337,975
Accumulated other comprehensive income	1,153	338
Retained earnings	411,156	432,623

Total shareholders’ equity	734,696	772,284

Total liabilities and shareholders’ equity	1,007,961	1,031,336

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
NET SALES	945,921	639,142	803,552
COST OF SALES	480,090	368,752	434,787

GROSS PROFIT	465,831	270,390	368,765

OPERATING EXPENSES
Research and development	188,532	174,357	217,822
Sales and marketing	31,537	26,920	27,450
General and administrative	31,447	27,923	31,354
Loss from settlement of litigation	390	1,312	1,250

Total operating expenses	251,906	230,512	277,876

OPERATING INCOME	213,925	39,878	90,889

NON-OPERATING INCOME (EXPENSES)
Unrealized holding gain on investment	896	8,002	543
Gain from disposal of long-term investment	—	—	58
Interest income	2,707	12,246	14,528
Foreign exchange gain (loss), net	(4,880)	914	1,391
Interest expense	(71)	—	—
Other income, net	1	8	—

Total non-operating income (expenses)	(1,347)	21,170	16,520

INCOME BEFORE INCOME TAX	212,578	61,048	107,409
INCOME TAX EXPENSE	40,068	8,175	18,160

NET INCOME	172,510	52,873	89,249

EARNINGS PER ORDINARY SHARE:
Basic	1.30	0.40	0.66

Diluted	1.29	0.40	0.66

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	133,027	133,413	134,570

Diluted (Thousands)	133,553	133,879	134,888

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	5.19	1.59	2.65

Diluted	5.17	1.58	2.65

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	33,257	33,353	33,642

Diluted (Thousands)	33,388	33,470	33,722

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
NET INCOME	172,510	52,873	89,249

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	3,739	(1,694)	(815)
Change in deferred pension gain (loss)	(604)	252	—

OTHER COMPREHENSIVE INCOME (LOSS)	3,135	(1,442)	(815)

TOTAL COMPREHENSIVE INCOME	175,645	51,431	88,434

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2022	139,764	1,398	294,656	(540)	412,129	(50,011)	657,632
Net income	—	—	—	—	172,510	—	172,510
Other comprehensive income	—	—	—	3,135	—	—	3,135
Stock-based compensation expenses	—	—	26,661	—	—	—	26,661
Issuance of ordinary shares upon exercise of restricted stock units	1,186	12	(51)	—	—	—	(39)
Share repurchase	—	—	—	—	—	(128,840)	(128,840)
Treasury stock retired	(8,734)	(88)	(17,702)	—	(161,061)	178,851	—
Adjustment to dividends paid	—	—	—	—	1,542	—	1,542

BALANCE, DECEMBER 31, 2022	132,216	1,322	303,564	2,595	425,120	—	732,601
Net income	—	—	—	—	52,873	—	52,873
Other comprehensive loss	—	—	—	(1,442)	—	—	(1,442)
Stock-based compensation expenses	—	—	17,547	—	—	—	17,547
Issuance of ordinary shares upon exercise of restricted stock units	1,460	15	(61)	—	—	—	(46)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(66,837)	—	(66,837)

BALANCE, DECEMBER 31, 2023	133,676	1,337	321,050	1,153	411,156	—	734,696
Net income	—	—	—	—	89,249	—	89,249
Other comprehensive loss	—	—	—	(815)	—	—	(815)
Stock-based compensation expenses	—	—	16,956	—	—	—	16,956
Issuance of ordinary shares upon exercise of restricted stock units	1,088	11	(31)	—	—	—	(20)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(67,782)	—	(67,782)

BALANCE, DECEMBER 31, 2024	134,764	1,348	337,975	338	432,623	—	772,284

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	172,510	52,873	89,249
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,931	21,810	25,331
Loss on pension curtailment or settlement	156	—	—
Loss on modification of lease	—	230	—
Unrealized holding gain on investment	(896)	(8,002)	(543)
Stock-based compensation	26,661	17,547	16,956
Gain from disposal of long-term investment	—	—	(58)
Loss (gain) on disposal of property and equipment	7	(215)	7
Deferred income taxes	(2,526)	428	(422)
Changes in operating assets and liabilities:
Accounts receivable	2,469	11,404	(39,043)
Inventories	(102,846)	72,127	4,870
Prepaid expenses and other current assets	3,648	(6,563)	(1,842)
Other assets	(673)	(7)	(951)
Notes and accounts payable	(44,745)	19,563	(37,813)
Refund liabilities	2,589	(3,142)	2,639
Accrued expenses and other current liabilities	676	(1,634)	12,798
Lease liabilities	(301)	712	(638)
Income tax payable	(2,087)	(34,570)	5,563
Other liabilities	10,319	6,522	992

Net cash provided by operating activities	83,892	149,083	77,095

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investments	—	—	(4,173)
Proceeds from disposal of long-term investments	—	—	4,432
Purchase of property and equipment	(32,942)	(50,313)	(44,351)
Proceeds from disposal of properties	—	1,228	3

Net cash used in investing activities	(32,942)	(49,085)	(44,089)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loan	(40,000)	—	—
Proceeds from bank loan	40,000	—	—
Dividends paid	(49,941)	(16,690)	(67,255)
Share repurchase	(133,155)	—	—

Net cash used in financing activities	(183,096)	(16,690)	(67,255)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(132,146)	83,308	(34,249)
EFFECT OF EXCHANGE RATE CHANGES	3,678	(1,373)	(408)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	415,523	287,055	368,990

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	287,055	368,990	334,333

SUPPLEMENTAL INFORMATION
Interest paid	71	—	—

Income taxes paid	33,985	36,316	10,111

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Unpaid purchase of property and equipment included in accounts payable and accrued liabilities	4,957	4,301	4,681

Dividend declared included in accrued expenses and accrued liabilities	101	50,147	50,665

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Unless Stated Otherwise)
1. ORGANIZATION AND OPERATIONS
Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries as the “Company”) is the global leader in supplying NAND flash controllers for solid state storage devices. The Company is a world leading supplier of SSD controllers for servers, PCs and other client devices and is a leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. The Company also supplies customized high-performance and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on SMTC, visit us at www.siliconmotion.com.
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
On July 26, 2023, the Company and MaxLinear received antitrust approval from the State Administration for Market Regulation of the People’s Republic of China (“SAMR Approval”). Shortly after receiving SAMR Approval, the Company received notice from MaxLinear of its purported termination of the Merger Agreement. MaxLinear did not provide any factual basis for its purported termination, and the Company believes its actions constituted a willful and material breach of the Merger Agreement. The Company has filed a claim in the Singapore International Arbitration Centre (the “SIAC”), which is the venue for dispute resolution under the Merger Agreement, and is currently pursuing payment of the termination fee of $160 million, together with further substantial damages, interest and costs. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential. See Note 16 for more information on legal matters related to the termination of the Merger Agreement.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Certain prior period amounts have been reclassified to conform to current year presentation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The actual results could differ from those estimates.

Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its accounts receivable is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended based upon the payment history and current credit worthiness of the customer. The Company regularly reviews the allowance for bad debt and doubtful accounts or expected losses during the accounts receivable collection process by considering factors, such as historical write-off
and recovery experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. The Company also takes into account reasonable and supportable forecasts of future conditions when evaluating the adequacy of the allowance for doubtful accounts.
Historically, a relatively small number of customers have accounted for a significant portion of our net sales. Sales to two customers in 2022
,
three customers in 2023, and four customers in 2024 each accounted for 10% or more of our net revenue, representing 45%, 45% and 57% of our net sales in 2022, 2023 and 2024, respectively. In 2022, the significant customers were Micron and SK Hynix and in 2023, they were SK Hynix, Micron and AFASTOR. In 2024, they were Micron, Kioxia, PHISEMI and AFASTOR. The Company’s top ten customers in 2022, 2023 and 2024 accounted for approximately 81%, 75% and 84% of net sales, respectively.
Fair Value of Financial Instruments
The carrying amount of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and notes and accounts payable, approximates fair value due to the short-term maturity of the instruments. Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Long-term investments in privately- held companies with no readily determinable market value are recorded using the cost method, since the cost of obtaining verifiable fair value is unreasonably high. These investments are measured at cost less impairment, if any, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Any resulting change in carrying amount would be reflected in net income. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.
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
The tables below set forth, by level, the Company’s assets and liabilities that are measured at fair value on a recurring basis. The tables do not include assets and liabilities that are measured at historical cost or any basis other than fair value:

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	$10,826	—	—	$10,826

	Fair Value Measurements at December 31, 2023
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	$10,616	—	—	$10,616
The carrying value of investments in
non-marketable
equity securities recorded to fair value on a
non-recurring
basis is adjusted for observable transactions for identical or similar investments of the same issuer or for impairment. These securities relate to equity investments in privately-held companies. These items measured at fair value on a non-recurring
basis are classified as Level 3 in the fair value hierarchy because the value is estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights and obligations of the securities held. As of December 31, 2023 and 2024, non-marketable
equity investments had a carrying value of $6,500 thousand and $6,500 thousand, respectively, and are included in long-term investments on the Company’s consolidated balance sheets.
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
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on a review of the collectability of accounts receivable. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience, current trends in the credit quality of its customers and its internal credit policies as well as current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect a customer’s ability to pay.
Inventories
Inventories are stated at the lower of cost or net realizable value for raw materials, work in process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. The Company assesses its net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating impairment losses for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of old products and writes down for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are written down below the current carrying value and included in cost of sales.
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
Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 2 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Land is not depreciated. Depreciation and amortization expense on property and equipment were approximately US$18,931 thousand, US$21,810 thousand and US$25,331 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.
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
Restricted Assets
Restricted assets consist of restricted cash and cash set aside as collateral for obtaining foundry capacity and the government grant restricted for research and development purposes.
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
The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided that the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical return information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory of products the distributors have on hand at the date the price protection is offered. Actual price adjustments to distributors incurred by the Company have been minimal.

The Company provides warranty for its products. Warranty returns have been infrequent and relate to defective or off-specification
parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2022, 2023 and 2024, the Company did not experience significant costs associated with warranty returns.
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
Government Grants
Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Any amounts received pursuant to grants are offset against the related operating expenses as the expenses have been incurred.
In 2024, the Company entered into an agreement with the Government of Taiwan pursuant to which the grants contribute up to US$13.3 million to support the development of our advanced PCIe Gen 6 enterprise SSD controller. During the year ended December 31, 2024
,
grants offset against research and development expenses were US$2,987 thousand.
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
Comprehensive Income (Loss)
Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner
sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2022, 2023 and 2024:

	Year Ended December 31, 2022			Year Ended December 31, 2023			Year Ended December 31, 2024
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	178	(718)	(540)	3,917	(1,322)	2,595	2,223	(1,070)	1,153
Current-period change	3,739	(604)	3,135	(1,694)	252	(1,442)	(815)	—	(815)

Ending balance	3,917	(1,322)	2,595	2,223	(1,070)	1,153	1,408	(1,070)	338

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
Earnings Per Share
Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive shares of ordinary shares outstanding during the period. Dilutive shares outstanding include unvested restricted stock units (“RSUs”). Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The effect of dilutive securities of restricted stock units were 526 thousand shares (131 thousand ADSs), 466 thousand shares (117 thousand ADSs) and 318 thousand shares (80 thousand ADSs) for the years ended December 31, 2022, 2023 and 2024, respectively.
Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with the Accounting Standards Codification (“ASC”) 718,
Compensation — Stock Compensation
. The value of our restricted stock units is based on the fair value of our shares on the date of grant and expensed over the vesting period.

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
Recent Accounting Pronouncements
Accounting Pronouncements Recently Adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (ASU)
No. 2023-07,
Segment Reporting (Topic 280):
Improvements to Reportable Segment Disclosure
s, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively to all prior periods presented in the financial statements. See “Note 17 – SEGMENT AND GEOGRAPHIC INFORMATION” for further information. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.
Accounting Pronouncements Not Yet Effective
In October 2023, the FASB issued ASU
2023-06,
Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative
, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation
S-X
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
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds received) to international, federal, and state and local jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The guidance makes several other changes to income tax disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2024 and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statement disclosures.
In March 2024, the FASB issued ASU
2024-02,
Codification Improvements — Amendments to Remove References to the Concepts Statements
, which removes various references to concepts statements from the FASB Accounting Standards Codification. The amendments in this Update are effective for fiscal years beginning after

December 15, 2024. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.
In November 2024, the FASB issued ASU
2024-03,
Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses
, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change or remove existing expense disclosure requirements. The ASU also does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU
2025-01,
Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic
220-40):
Clarifying the Effective Date
, to clarify the effective date of ASU
2024-03.
This guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its financial statement disclosures.
3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2023	2024
	US$	US$
Cash and deposits in bank	46,479	29,386
Time deposits	235,570	246,682
Repurchase agreements	32,253	—

Total cash and cash equivalents	314,302	276,068
Restricted cash	54,688	58,265

	368,990	334,333

4. ACCOUNTS RECEIVABLE

	December 31
	2023	2024
	US$	US$
Trade accounts receivable	194,721	233,749
Allowance for doubtful accounts	(20)	(5)

	194,701	233,744

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	540	569	20
Additions (reversals) charged to expense, net	29	(549)	(15)

Balance, end of year	569	20	5

5. INVENTORIES
The components of inventories are as follows:

	December 31
	2023	2024
	US$	US$
Finished goods	61,336	51,118
Work in process	86,930	59,267
Raw materials	68,684	88,844

	216,950	199,229

The Company wrote down US$15,833 thousand, US$7,920 thousand and US$6,120 thousand in 2022, 2023 and 2024, respectively, for obsolete or unmarketable inventory.
6. LONG-TERM INVESTMENTS
As of December 31, 2023 and 2024, the Company held equity investments in several privately-held and listed companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2023	2024	2023	2024
			US$	US$
Non-marketable equity securities:
Cashido Corp . (Cashido)	1%	0%	—	—
Vastview Technology, Corp. (Vastview)	3%	0%	—	—
Kinara, Inc (Kinara)	14%	12%	6,500	6,500

			6,500	6,500
Marketable equity securities:
BIWIN Storage Technology Corp. (BIWIN)	0%	0%	10,616	6,034
Shenzhen Techwinsemi Technology Corp (TWSC)	—	0%	—	4,792

			17,116	17,326

In June 2018, the Company invested US$3,000 thousand in the preferred stock of Kinara which is accounted for under the cost method. Kinara, previously known as Deep Vision, is a developer of low-power
deep-learning processors. In March 2020 and May 2021, the Company invested US$2,000 thousand and US$1,500 thousand, respectively, in the preferred stock of Kinara.
In July 2021, the Company invested US$2,041 thousand in the common stock of BIWIN, which is a leading module maker in China focusing on solid state storage devices. BIWIN is one of our customers and was listed on the Science and Technology Innovation Board of Shanghai Stock Exchange in December 2022. For the years ended December 31, 2022, 2023 and 2024, the Company recorded unrealized holding gains of US$896 thousand and US$8,002 thousand, and an unrealized holding loss of US$76 thousand, respectively, related to BIWIN. In the fourth quarter of 2024, the Company disposed of common stock of BIWIN with a carrying
value of US$4,374 thousand and recognized a disposal gain of US$58 thousand.
In December 2024, the Company invested US$4,173 thousand in the common stock of TWSC, which is a leading module maker in China focusing on solid state storage devices and is one of our customers that

was listed on the Science and Technology Innovation Board of Shenzhen Stock Exchange in 2022. The Company had unrealized holding gains of US$619 thousand for the year ended December 31, 2024.

7. PROPERTY AND EQUIPMENT

	December 31
	2023	2024
	US$	US$
Cost:
Land	67,640	67,640
Buildings	28,668	28,507
Machinery and equipment	61,997	75,326
Furniture and fixtures	9,104	9,506
Leasehold and buildings improvement	8,360	9,590
Software	56,241	69,854

Total	232,010	260,423

Accumulated depreciation:
Buildings	6,544	7,172
Machinery and equipment	41,906	51,791
Furniture and fixtures	6,532	7,148
Leasehold and buildings improvement	6,029	6,488
Software	51,643	62,680

	112,654	135,279
C onstruction in progress	48,061	63,254

	167,417	188,398

In October 2023, the Company disposed of its office building in Taipei, Taiwan, recognizing a gain of US$594 thousand for the year ended December 31, 2023.
As of December

31, 2023 and 2024, the Company’s
Shanghai
office building had net carrying value
s
of
US
$8,998 thousand and
US
$8,655 thousand, respectively
, with US$3,154 thousand and US$2,354 thousand leased out
.
In September 2018, the Company acquired land in Hsinchu, Taiwan, for US$58,931 thousand to construct its future Taiwan headquarters. Construction began in January 2021, and as of December 31, 2024, the project, with a capitalized cost of US$61,808 thousand, remains under construction, with completion expected in June 2025.
8. SHORT-TERM BANK LOANS
The Company has a US dollar bank revolver credit facility from which it drew down and repaid US$40,000 thousand in 2022. Interest rate was 4.55% per annum on the outstanding monthly balance in 2022. The Company had no outstanding short-term loan as of December 31, 2023 and 2024.
The interest expense for the year ended December 31, 2022 w
a
s US$71 thousand. There was no interest expense
f
or
 the
years ended December 31,
 2023 and 2024.
9. REFUND LIABILITIES
Estimated sales returns and other allowances are made and adjusted based on historical experience and the consideration of varying contractual terms.

The changes in the refund liabilities are summarized as follows:

	Year Ended December 31
	2023	2024
	US$	US$
Refund liabilities
Balance, beginning of year	6,471	3,329
Additions	5,780	5,209
Actual sales return and discount	(8,922)	(2,570)

Balance, end of year	3,329	5,968

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2023	2024
	US$	US$
Wages and bonus	37,881	45,478
Dividends	50,838	51,365
License fees and royalties	9,922	9,739
Research and development payable	15,953	10,733
Fixture	2,228	1,450
Lease liabilities – current portion	2,343	2,528
Equipment	1,523	2,308
Professional fees	8,380	11,316
Contract liabilities	3,660	5,032
Construction payment due	2,778	2,373
Others	10,845	20,334

	146,351	162,656

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
The activity and amount attributable to the Old Act have been insignificant since the plan became fully funded as of December 31, 2022, and the Company received government approval to cease contributions since 2023.
The New Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the New Act, SMI Taiwan made monthly contributions and recognized pension costs of US$3,317 thousand, US$3,369 thousand and US$3,542 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

12. INCOME TAXES
Income Tax Provision
The income before taxes for Cayman and
Non-Cayman
entities is as follows:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Cayman	(39,449)	(17,082)	(5,305)
Non-Cayman	252,027	78,130	112,714

Income before taxes	212,578	61,048	107,409

The components of income tax provision (benefit) were as follows:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Current	42,594	7,747	18,582
Deferred	(2,526)	428	(422)

Income tax expense	40,068	8,175	18,160

Effective tax rate	18.8%	13.4%	16.9%
The Company’s business operations are primarily located in China, Hong Kong, Macau, Taiwan and the US, where statutory and effective tax rates in each jurisdiction are different, and our consolidated effective tax rate could change from period-to-period
due to changing statutory tax rates, availability of tax benefits and proportional income earned in each jurisdiction. The statutory tax rates in these jurisdictions range from 12% to 21%. For the year ended December 31, 2024, the Company’s effective tax rate was 16.9%, a decrease from 18.8% in 2022, though an increase from 13.4% in 2023, primarily due to changes in the proportional income earned by operations in key jurisdictions. Effective tax rates in each jurisdiction are generally lower than statutory rates due to tax credits for research and development and other tax incentive programs and are determined by different government policies in each of the jurisdictions where the Company operates.
The Company consists of a Cayman parent holding company with U.S. and other non-Cayman
operations. The applicable Cayman statutory rate is zero for the Company for 2022, 2023, and 2024. A reconciliation of its income tax expense at the statutory rate and provision for income tax is shown below:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Tax expense at Cayman statutory rate	—	—	—
Differences between Cayman and other statutory tax rates	38,696	9,979	16,107
Permanent differences	(3,377)	206	365
Temporary differences	(1,091)	(1,614)	(2,703)
Alternative minimum tax	1	1	1
Income tax on undistributed earnings	1,874	—	193
Net changes in income tax credit	(38)	(205)	(101)
Net changes in valuation allowance of deferred income tax assets	(302)	3,260	5,014
Net operating loss carryforwards	1,668	(1,805)	497
Liabilities related to unrealized tax benefits	11,036	5,482	(42)
Adjustment of prior years’ taxes and others	(8,399)	(7,129)	(1,171)

Income tax expense	40,068	8,175	18,160

Deferred and Current Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.
Significant components of our deferred tax assets (liabilities) at the end of each period are as follows:

	December 31
	2023	2024
	US$	US$
Stock-based compensation	1,430	1,520
Allowance for sales return	392	1,024
Inventory reserve	2,983	3,122
Foreign currency translation	(35)	(126)
Property and equipment	(1,076)	(628)
Investment tax credits	3,495	3,596
Net operating loss carryforwards	21,332	21,607
Others	3,055	6,563
Valuation allowance	(23,120)	(27,800)

Net deferred tax assets	8,456	8,878

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance increased by US$2,957 thousand for the year ended December 31, 2023 and US$4,680 thousand for the year ended December 31, 2024, respectively. The increase in valuation allowance in 2023 and 2024 had been based on all available information, particularly the earnings history and forecasts of future taxable income in each respective jurisdiction.
As of December 31, 2024, the Company’s U.S. federal net operating loss carryforwards available to offset future

income were approximately US$23,605 thousand as of December 31, 2024, expiring at various times starting from 2025 through 2037 for federal losses generated through December 31, 2017, if not utilized. As a result of the U.S. Tax Cuts and Jobs Act (TCJA), all federal net operating losses of US$20,326 thousand that are generated beginning January 1, 2018 and beyond will carryforward indefinitely.
As of December 31, 2024, the Company’s U.S. federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,205 thousand and US$1,391 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2044, while the state tax credit carryforward has no expiration date in California.
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
As of December 31, 2024, the Company had accumulated undistributed earnings from a foreign subsidiary of US$491 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Unrecognized Tax Benefit
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Balance, beginning of year	26,317	37,105	43,764
Increases in tax positions taken in current year	13,705	16,054	4,376
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(2,917)	(9,395)	(4,556)

Balance, end of year	37,105	43,764	43,584

At December 31, 2024, the Company had US$43,584 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the years ended December 31, 2022, and 2023, the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$1,037 thousand and US$1,072 thousand, respectively. For the year ended December 31, 2024, the Company derecognized approximately US$1,053 thousand for the interest expense and penalties accrued during a prior year because of a lapse in the statute of limitations. The total amount of accrued interest and penalties recognized as of December 31, 2023 and 2024 was US$7,850 thousand and US$6,797 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.
The Company files income tax returns in the U.S. and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax years that remain subject to examination by tax authorities as of December 31, 2024:

Tax Jurisdiction	Tax Years
China	2021 and onward
Hong Kong	2021 and onward
Taiwan	2019 and onward
United States	2019 onward
13. SHAREHOLDERS’ EQUITY
Dividends
The Company’s quarterly dividends payments are as follows:

	2022		2023		2024
	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)
First quarter	$0.1250	$17,216	$—	$—	$0.1250	$16,841
Second quarter	0.1250	16,523	—	—	0.1250	16,843
Third quarter	0.1250	16,526	—	—	0.1250	16,844
Fourth quarter	—	—	0.1250	16,708	0.1250	16,846

		$50,265		$16,708		$67,374

On November 2, 2015, the board of directors adopted a policy to declare the annual dividend to be paid in four quarterly installments. On October 30, 2023 and October 28, 2024, the board of directors declared annual dividends of US$2.0 and US$2.0 per ADS, equivalent to US$0.5 and US$0.5 per common share, to be paid in four quarterly installments. Future dividends, if any, will be declared by and subject to the discretion of the Company’s board of directors.
Share Repurchase
On November 21, 2018, the board of directors of the Company authorized the repurchase of up to US$200 million of the Company’s ADSs over a
24-month
period. On October 26, 2020, the board of directors of the Company authorized the extension of the expiration of this program to November 21, 2021. On December 7, 2021, the board of directors of the Company authorized the repurchase of up to US$200 million of the Company’s ADSs over a
6-month
period.
For the year ended December 31, 2022, the Company repurchased 1,627 thousand ADSs at a total cost of US$128,840 thousand. The weighted average purchase price per ADS repurchased was US$79.18. The authorized repurchase program was completed in May 2022.
14. EQUITY INCENTIVE PLAN
2015 Equity Incentive Plan
Restricted stock units are converted into the Company’s ordinary shares upon vesting on one-for-one
basis. The vesting of restricted stock unit is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s ordinary share on the date of the grant, and compensation is recognized on a straight-line basis over the requisite service period. The Company’s restricted stock units are considered non-vested
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
Restricted Stock Units Activity
The following is a summary of the 2015 Plan, which includes restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2022	10,433
Restricted stock units granted	(902)
Restricted stock units forfeited	49

Available for grant at December 31, 2022	9,580
Restricted stock units granted	(624)
Restricted stock units forfeited	51

Available for grant at December 31, 2023	9,007
Restricted stock units granted	(1,225)
Restricted stock units forfeited	18

Available for grant at December 31, 2024	7,800

The related tax effect for stock-based compensation benefit (expense) were US$2 thousand, US$(178) thousand and US$173 thousand for 2022, 2023 and 2024, respectively. The related tax benefit from stock-based compensation expense for restricted stock units exercised during 2022, 2023 and 2024 was US$3,957 thousand, US$4,925 thousand and US$3,073 thousand, respectively. The related tax effect was determined using applicable tax rates.
Restricted Stock Units
A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2022	2,310	17.37	1.57
Restricted stock units granted	902	19.56
Restricted stock units vested	(1,186)	17.61
Restricted stock units forfeited	(49)	17.18

Non-vested at December 31, 2022	1,977	17.89	0.66
Restricted stock units granted	624	13.51
Restricted stock units vested	(1,460)	18.36
Restricted stock units forfeited	(51)	16.38

Non-vested at December 31, 2023	1,090	15.00	0.13
Restricted stock units granted	1,225	15.68
Restricted stock units vested	(1,089)	14.94
Restricted stock units forfeited	(18)	15.26

Non-vested at December 31, 2024	1,208	15.68	0.25

As of December 31, 2024, there was US$2,722 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan.
Stock-based Compensation Expense
The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2022, 2023 and 2024.

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Cost of sales	597	406	311
Research and development	18,678	11,709	11,284
Sales and marketing	2,736	1,858	1,954
General and administrative	4,650	3,574	3,407

	26,661	17,547	16,956

15. LEASE
Operating Leases
The Company entered into various operating lease agreements, which consist of real property and office equipment with lease periods expiring between fiscal years 2024 through

2033. The Company recognized leased assets in operating lease assets of US$14,134 and US$14,674 thousand and corresponding accrued expenses and other current liabilities of US$2,343 and US$2,528 thousand, and other long-term liabilities
of US$12,696 and US$12,413 thousand, as of December 31, 2023 and 2024, respectively. The weighted average remaining lease term was 8.07 years and 7.79 years, and the weighted average discount rate was 2.56% and 2.49% as of December 31, 2023 and 2024, respectively.
The maturities of the operating lease liabilities as of December 31, 2024, were as follows:

Operating Lease Obligations
Fiscal Year:
2025	$2,853
2026	2,295
2027	1,751
2028	1,538
2029	1,631
2030 and thereafter	6,251

Total	16,319
Less imputed interest	1,378

Present value of lease liabilities	14,941
Less operating lease liabilities-current	2,528

Long-term operating lease liabilities	$12,413

Operating lease expenses for the years ended December 31, 2022, 2023 and 2024 are US$4,820 thousand, US$5,261 thousand, and US$4,339 thousand, respectively. For the supplemental cash flow information related to lease, the cash paid for amounts included in the measurement of operating lease liabilities was US$3,642 thousand, US$3,825 thousand and US$2,569 thousand for the year ended December 31, 2022, 2023 and 2024, respectively.
The

Company
recognized

right-of-use
assets of US$
6,467 thousand, US$13,823 thousand, and US$
3,198
thousand upon entering into
operating lease
arrangements for the years ended December 31, 2022, 2023, and 2024, respectively
.
16. COMMITMENTS AND CONTING
ENCIE
S
Office Building Construction
On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei and entered into a property development agreement in May 2021, at which time it delivered a US$5,322 thousand performance bond secured by a certificate of deposit. Based on the terms of the property development agreement, the Company is required to complete construction within three years after the construction license, with detailed development costs to be set in a later agreement. The Company expect to receive the construction license in late 2025 and the building is targeted to complete in mid-2029.
Litigation
On August 10, 2023, a customer of the Company’s affiliate, Bigtera (Beijing) Ltd., filed a lawsuit in Beijing Chaoyang District Court against Bigtera (Beijing) Ltd., asserting that Bigtera (Beijing) Ltd. is in breach of its two purchase contracts with the said customer due to ceasing its operations. Beijing Chaoyang District Court accepted this case in January 2024. The Court set up the first court date on August 7, 2024. The court proceedings were completed on August 7, 2024, and on December 27, 2024, Bigtera (Beijing) Ltd. received the judgement from the Beijing Chaoyang District Court that all plaintiff’s claims were dismissed by the first instance court. On January 15, 2025, the plaintiff filed an appeal to the appellate court against Bigtera (Beijing) Ltd. The case now will be litigated in the appellate court.
On October 5, 2023, the Company filed a claim in the SIAC against MaxLinear for breaching the Merger Agreement. In the arbitration, the Company is seeking payment of the termination fee of
US$160 million,
together with further substantial damages, interests, and costs. The arbitration tribunal has been constituted, a procedural timetable has been issued and a hearing has been fixed for October 2025. If the Company succeeds in its claims, MaxLinear will likely be ordered to pay the Company’s legal fees and the costs of the arbitration. If the Company does not succeed in some or all of its claims and/or in defending the counterclaim, it may be ordered to pay some or all of MaxLinear’s legal fees and the costs of the arbitration. The quantum of the legal fees and costs to be paid by either party will be decided by the tribunal. No assurance can be given that if an award is granted in the Company’s favour, that the award can be collected or that the Company will not be required to take further measures to be able to collect the award. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.
On August 31, 2023, a SMTC ADS holder (the “Plaintiff”) filed a putative class action complaint in the United States District Court for the Southern District of California, captioned Water Island Event-Driven Fund v. MaxLinear, Inc., No. 23-cv-01607 (S.D. Cal.), asserting claims against MaxLinear and two of its officers (the “MaxLinear Defendants”) for alleged violations of (i) Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and (ii) Section 20(a) of the Exchange Act, in connection with alleged false and misleading statements made by the MaxLinear Defendants between June 6, 2023 and July 26, 2023 concerning MaxLinear’s intent to consummate the Merger Agreement. On August 28, 2024, the court dismissed the complaint against the MaxLinear Defendants without prejudice for lack of standing. On September 18, 2024, the Plaintiff filed an amended complaint against the MaxLinear Defendants, and also added SMTC and two of our officers, Messrs. Kou and Lai (the “SMTC Defendants”), asserting substantially similar claims under the Exchange Act. The complaint seeks compensatory damages, including interest, costs and expenses, and such other equitable or injunctive relief that the court deems appropriate. The SMTC Defendants filed a motion to dismiss the amended complaint on November 25, 2024, as did the MaxLinear Defendants. Those motions are fully briefed as of February 7, 2025. The SMTC Defendants believe that the claims asserted against them are without merit and intend to defend themselves vigorously.
17. SEGMENT AND GEOGRAPHIC INFORMATION
The Company is the global leader and pioneer in developing NAND flash controllers for solid state storage devices. The Company currently operates as one reportable segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, who is directly involved in the Company’s operations and product development. The CODM is ultimately responsible for and actively involved in the allocation of resources and the assessment of the Company’s performance using consolidated net income reported on the consolidated statements of income, supplemented by revenue information disaggregated by geographic region and target customers. The measure of segment assets is reported on the balance sheet as total consolidated assets. The Company’s organizational structure is functionally aligned with department heads and shared resources reporting directly to the CODM. The Company employs a highly integrated product development approach, with proprietary technologies utilized across multiple products and substantially all integrated circuits manufactured using similar processes. As a result, the Company operates as a single operating segment.

The
following table presents selected financial information, including significant expenses and other expense information provided to CODM, with respect to the Company’s single
operating segment for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
	US$	US$	US$
Net sales	945,921	639,142	803,552
Less:
Product costs (1)	473,977	364,405	430,784
Stock-compensation and related payroll expense	170,305	142,156	154,831
Integrated Circuit design related costs	43,950	46,429	73,263
Depreciation and amortization	18,931	21,810	25,331
Income tax expense	40,068	8,175	18,160
Dispute related expenses	390	6,973	14,385
Other operating expenses (2)	24,443	17,490	14,069
Interest income	(2,707)	(12,246)	(14,528)
Other segment items (3)	4,054	(8,923)	(1,992)

Net income	172,510	52,873	89,249

(1)	Product costs primarily include material, labor and other product related costs, excluding the other categories below .
(2)	Other operating expenses primarily include facilities expenses, sales promotion expenses, professional service expense and other expenses.
(3)
Other segment items primarily include unrealized holding gain on investment, gain from disposal of long-term investment, foreign exchange gain or loss, interest expense and other income, net as reported in our consolidated statements of income.

This expense information reflects management’s internal classification used to assess financial and operational performance and may not align with classifications used by peer companies. As a result, this expense information should not be considered in isolation or as substitute for analysis of the Company’s results in conjunction with the accompanying consolidated financial statements and notes thereto.
Long-lived assets (property and equipment, net) by geographic area are as follows:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Taiwan	127,733	155,334	177,335
China	11,028	11,118	10,369
Others	673	965	694

	139,434	167,417	188,398

The Company groups its products into two categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Mobile Storage	926,760	632,813	796,365
Others	19,161	6,329	7,187

	945,921	639,142	803,552

Revenue is attributed to a geographic area based on the
bill-to
location and is summarized as follows:

	Year Ended December 31
	2022	2023	2024
	US$	US$	US$
Taiwan	156,205	74,284	58,114
United States	128,844	55,504	13,019
Korea	113,757	48,633	73,057
China	248,301	229,037	331,664
Malaysia	26,375	1,736	3,587
Singapore	141,383	127,642	144,595
Others	131,056	102,306	179,516

	945,921	639,142	803,552

Major customers representing at least 10% of net sales are as follows:

	Year Ended December 31
	2022		2023		2024
	US$	%	US$	%	US$	%
Micron	235,934	25	144,011	22	151,780	19
Kioxia	*	*	*	*	119,727	15
SK Hynix	191,873	20	75,836	12	*	*
PHISEMI	*	*	*	*	107,407	13
AFASTOR	*	*	70,046	11	82,678	10

*	Less than 10%