Form 20-F
period 2025-12-31
Silicon Motion Technology CORP
filed 2026-04-30
CIK 1329394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 134,244,840 ordinary shares, US$0.01 par value per share, as of December 31, 2025.
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
12b-2
of the Exchange Act): Yes  ☐ No
☒

i

EXPLANATORY NOTE

Unless otherwise indicated, references in this annual report on Form 20-F (this “annual report”) to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•	“CAGR” is to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” is to the Republic of Korea, or South Korea;

•	“Nasdaq” is to the Nasdaq Global Select Stock Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to the Republic of China, the official name of Taiwan;

•	“SEC” is to the U.S. Securities and Exchange Commission;

•	“shares” or “ordinary shares” are to our ordinary shares, US$0.01 par value per share;

•	“U.S. GAAP” is to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United

•	States; and

•	“we,” “us,” “our company,” the “Company,” “our,” “SMTC” and “Silicon Motion” are to Silicon

Motion Technology Corporation and its subsidiaries.

“Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), “NANDSustain,” “NANDXtend,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” “Ferri-UFS,” the Ferri logo, the powered by SiliconMotion logo, “InstantView,” “MonTitan,” the MonTitan logo, the Shannon Systems logo, “PCIe-RAID,” “Bigtera,” the Bigtera logo, “VirtualStor,” “CloudStor,” and “StorVisor” are our trademarks or registered trademarks. We may also refer to trademarks of other corporations and organizations in this annual report.

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

•

Our gross margin and results of operations may be adversely affected in the future by multiple factors, including decreases in average selling prices of products over time, increased raw material costs, including NAND components, higher manufacturing costs, and shifts in our product mix.

•	Our ability to source and secure raw materials and components, including NAND memory, to manufacture controllers and solid-state drives (“SSD”).

•	Our SSD solutions product performance could continue to adversely affect our results of operations.

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

Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Upturns have been characterized by increased product demand, limited supply of NAND and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our products. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will always be available to us.

Inflation and inflationary pressures as well as fluctuations in interest rates could have an adverse effect on our business, financial condition, results of operations and cash flows.

Increasing or high inflation rates could adversely affect our business by increasing the cost of raw materials, energy, labor and transportation of goods. Current or future efforts by governments in locations where we operate to stimulate the economy may increase the risk of significant inflation. In the event of an increase in rates of inflation, we may seek to increase the sales prices of our solutions to maintain satisfactory profits. Such increases in prices may not be accepted by our customers and may not be sufficient to compensate us for the negative impact of inflation. Inflation might also reduce disposable income on a macro basis, eroding savings values, which could affect the demand for products that contain our solutions. High inflation rates may also result in unexpected and unbudgeted cost increases and may require changes to our planned investments. If we are not able to offset the effects of increased inflation, it could have a negative effect on our business, financial condition and profitability, results of operations and cash flows.

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

Substantially all our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and often without penalty to them, which limits our ability to accurately forecast sales and maintain adequate inventory levels, manufacturing capacity and operating infrastructure requirements. Our customers, most of whom are NAND flash makers and module makers, face difficulties in predicting demand for their storage devices using our products, which could result in the procurement forecast provided to us changing at short notice. The majority of our customers are building storage devices such as SSDs used in (i) personal computers (“PCs”) and other client devices, (ii) embedded MultiMediaCard (“eMMC”), (iii) universal flash storage (“UFS”), (iv) mobile embedded storage used primarily in smartphones and other smart devices, and (v) SSD solutions for enterprise servers, data center equipment, automotive and industrial equipment and are dependent on original equipment manufacturers (“OEMs”) of these devices accurately anticipating end-consumer demand, which has historically been difficult and subject to unpredictable deviations from past sales patterns. Also, since a significant portion of our quarterly sales, especially from module maker customers targeting channel markets, are from orders received and fulfilled in that quarter, our visibility as to expected orders from these customers in subsequent periods and for any extended period of time is limited. The multiple layers of forecasts from other customers and from their customers may introduce other errors into our estimates of anticipated sales.

To ensure the availability of our products for our customers, we generally instruct our foundries to begin manufacturing our products based on forecasts provided by these customers in advance of receiving purchase orders and procure NAND for our SSD solutions products. However, these forecasts do not represent binding purchase commitments, and sales of our products are only recognized when they are shipped with ownership transferred to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs. If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed, we may end up with excess or obsolete inventory, which could have a material and adverse effect on our financial results. The risk of obsolescence and/or excess inventory is heightened for devices designed for consumer electronics due to short product lifecycles for these types of products. Conversely, if we underestimate demand or if insufficient manufacturing capacity is available, we may not have sufficient product inventory, which could lead to missed revenue opportunities, loss of market share, damages to our customer relationships and other harm to our business. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.

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

As SSDs become widely adopted across PCs and client devices, and UFS becomes standard in smartphones and tablets, we anticipate that demand growth for client SSD and UFS controllers will slow and potentially decline due to short-term fluctuations in demand and pricing, before eventually plateauing. Smartphones and tablets have in recent years cannibalized the sale of PCs and it is possible smartphones and tablets could be replaced by other types of mobile computing and communications devices, and these changes could also lead to unfavorable demand for our products.

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

We derived a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 61%, 66% and 66% of our net revenue in 2023, 2024 and 2025, respectively. Sales to our customers constituting more than 10% of our net revenue represented, in the aggregate, 45%, 57% and 58% of our net revenue in 2023, 2024 and 2025, respectively. Our customers constituting more than 10% of our net revenue were (i) Micron, SK Hynix and AFASTOR in 2023, (ii) Micron, Kioxia, PHISEMI and AFASTOR in 2024 and (iii) PHISEMI, Kioxia, AFASTOR, and Micron in 2025. The identities of our largest customers and their respective contributions to our net revenue may vary from period to period.

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

The majority of our products are marketed and sold around the world, including primarily in China, Japan, Singapore, and Taiwan, and our corporate operations are primarily located in Taiwan. Two outside foundries, primarily Taiwan Semiconductor Manufacturing Company (“TSMC”), and secondarily Semiconductor Manufacturing International Corporation (“SMIC”), fabricate our semiconductors. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products.

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

Additionally, during periods of NAND shortages, our sales and profitability could be negatively affected in other ways, including, but are not limited to: (i) our module maker and OEM storage customers may not be able to procure sufficient supplies of NAND components, which could lead to reduced demand for our controllers; (ii) we may not be able to procure sufficient supplies of NAND components for our Ferri industrial SSDs, which could lead to reduced sales of our SSD solutions, and furthermore, to higher cost of procured NAND components and reduced SSD solutions profitability; (iii) NAND manufacturers may divert NAND supply away from their own storage products that use our controllers towards other customers or products that do not use our controllers, and our sales could be reduced; and (iv) the higher cost of NAND components may lower end-product demand in the PC, smartphone and other electronic products markets due to higher overall costs.

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

Our gross margin and results of operations may be adversely affected in the future by multiple factors, including decreases in average selling prices of products over time, increased raw material costs, including NAND components, higher manufacturing costs, and shifts in our product mix.

Our gross margin is highly dependent on product mix, especially the mix of higher gross margin controller sales, and lower gross margin SSD solutions sales. A shift in sales mix away from our higher margin products could adversely affect our gross profitability as a percentage of sales and could also adversely affect our operating profitability. The primary elements of our controller cost of sales are IC fabrication at our foundries, assembly and testing, and in contrast, the primary cost of sales of our SSD solutions, which are primarily our Ferri SSDs and enterprise and server boot drives, is NAND flash components. Our SSD solutions gross margin is lower than our controller gross margin because these products are generally less differentiated, and we have limited ability to mark-up the cost of NAND flash components that we procure.

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

For our SSD solutions business, we procure NAND memory and assemble with our controllers to form our Ferri product line. The pricing of this product line is dependent on the market cost of the NAND memory components. If we cannot pass the increase in NAND costs on to our customers, then our gross margin will be materially impacted. Also, if we cannot procure NAND memory in sufficient quantities to fulfill our customers’ demand, our ability to continue to grow revenue may be materially impacted.

We have changed our commercial arrangement with a few of our SSD solutions customers to a NAND consignment arrangement, where our customers procure and maintain ownership of the NAND flash components used in the SSD solutions that we design and build for them, and the gross margins of these types of sales are higher than the sales of typical SSD solutions products where we are responsible for procuring NAND flash components. We cannot assure you that in the future, we can increase the proportion of SSD solutions sales using a NAND consignment arrangement and if more sales are conducted using a NAND consignment arrangement, that it would lead to improvements in our operating results.

Our ability to source and secure raw materials and components, including NAND memory, to manufacture controllers and SSDs

Our ability to manufacture and deliver our products depends on obtaining adequate supplies of raw materials, components and finished goods from third-party suppliers, including NAND memory and other semiconductor components. Global supply chain disruptions, limited manufacturing capacity, allocation decisions by suppliers, transportation delays, geopolitical developments, trade restrictions, tariffs, natural disasters, labor shortages, inflationary pressures, quality issues, supplier financial distress or other factors beyond our control could reduce the availability of, or increase the cost of, these materials and components. In addition, certain components may be available from a limited number of sources, which could heighten supply risk.

If we are unable to obtain sufficient supplies on commercially reasonable terms, or at all, we may experience production delays, be unable to meet customer demand or incur higher manufacturing costs. Any prolonged shortage of raw materials, or significant increases in their cost, could adversely affect our business, results of operations and financial condition.

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

Our SSD solutions are modules, software and appliances, which are different from our primary controller products, which are ICs and have different financial characteristics. Our SSD solutions gross margin is materially lower than our controller gross margin because these products are generally less differentiated and, in the case of our Ferri, where NAND flash components are the majority of the cost of sales, we have limited ability to mark-up the cost of NAND flash components that we procure. We are also subject to NAND price volatility with our Ferri; because of rapidly falling NAND prices, we wrote-down US$3.9 million of NAND components and SSDs in inventory in 2023, US$0.3 million in 2024 and US$0.3 million in 2025. We cannot assure you that in the future our results of operations will not be negatively affected by further NAND component and SSD inventory write-downs.

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

The ability of each foundry to provide us with semiconductors is limited by its available capacity and access to wafers, and the ability of each subcontractor to assemble and test our products is limited by available capacity and access to substrates and other raw materials. We do not have long-term agreements with any of these foundries and subcontractors and we place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries and subcontractors can allocate capacity to the fabrication, assembly and testing of the products of their other customers and reduce deliveries to us on short notice or increase the price they charge us. It is possible that other foundry and subcontractor customers that are larger and better financed than we are, or have long-term agreements with these foundries and subcontractors, may induce these foundries and subcontractors to reallocate capacity to them which could impair our ability to secure manufacturing, assembly and testing capacity that we need for our products. Other factors that could materially adversely affect our business and results of operation include, but are not limited to, our foundries and subcontractors being unable to secure the necessary raw materials from their suppliers, such as packaging component shortages, including T-Glass substrate, experience power outages, lack sufficient capacity to manufacture our products or suffer other disruption or reduction in efficiency. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

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

The potential shortages of key packaging components, including T-Glass substrates, could affect our ability to build SSD ICs and solutions, posing a material risk to our ability to meet customer demand. If substrate availability becomes constrained, we may experience delays in finished goods production, impacting customer delivery commitments as well as margin pressure from limited supply. This could reduce our flexibility in responding to customer requirements. While we continue to work closely with suppliers to improve supply visibility and pursue alternate sourcing or contingency options, any prolonged shortage could negatively affect our ability to supply customers consistently and in expected volumes.

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

As of April 7, 2026, we have 3,276 patents and 1,035 pending applications worldwide. We cannot be certain that patents will be issued as a result of our pending applications, nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

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

We have made investments in equity securities with an aggregate value of approximately US$29.7 million as of December 31, 2025. If the companies that we invested in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invested. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses in which we have invested decline significantly, we could incur impairment charges that could have a material impact on our results of operations.

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

We are increasingly incorporating AI and machine learning technologies into our business operations and product offerings. The use of AI introduces unique cybersecurity risks, including adversarial attacks such as prompt injection, data poisoning, and model extraction that could compromise the integrity and reliability of our systems. There are also risks associated with the potential leakage of sensitive data, proprietary code, or intellectual property through the use of generative AI tools or services by our employees or third-party service providers. As the regulatory landscape surrounding AI continues to evolve, any failure to manage the ethical, legal, and security challenges associated with AI could result in regulatory investigations, legal liabilities, and significant reputational harm.

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

For example, in the United States, there has been uncertainty regarding the applicable regulations that will apply to the development and use of AI technologies. In January 2025, the Trump administration rescinded Executive Order 14110, which had been issued by the Biden administration to govern the safe and trustworthy development and use of AI technologies. The Trump administration subsequently issued Executive Order 14179 (Removing Barriers to American Leadership in Artificial Intelligence), which, among other things, directed certain federal agencies to develop action plans to “sustain and enhance America’s global AI dominance” and to review and, where possible, rescind agency guidance and rulemaking issued pursuant to the prior Biden administration executive order. Since then, the Trump administration has continued to take further actions relating to AI, including issuing additional executive orders relating to AI in education and other sectors, and directing the Office of Science and Technology Policy to coordinate agency AI priorities through a formal AI Action Plan. The Trump administration has signaled a broadly deregulatory posture toward AI, favoring industry-led innovation over prescriptive federal rulemaking. The Trump administration may continue to issue new executive orders, rescind existing federal policies, or implement other rulemaking relating to AI technologies in the future, and the regulatory environment at the federal level remains subject to significant uncertainty and change.

At the state level, a growing number of U.S. states have enacted or are actively considering AI-specific legislation. States including California, Colorado, Illinois, and Texas have introduced or passed laws addressing automated decision-making, algorithmic discrimination, AI transparency, and the use of AI in employment and consumer contexts. Compliance with a patchwork of differing state-level AI requirements could impose significant operational and legal burdens on the Company.

Emerging regulations may pertain to data privacy, data protection, and the ethical use of AI, as well as clarifying intellectual property considerations. In particular, the legal status of AI-generated content under U.S. copyright law remains unsettled. The U.S. Copyright Office has issued guidance indicating that AI-generated works without sufficient human authorship may not be eligible for copyright protection, and a number of significant cases involving AI training data and AI-generated outputs are currently pending before U.S. courts. These developments could affect our ability to protect AI-generated outputs or expose us to liability in connection with the use of third-party content in training AI models.

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

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our ICs are manufactured, assembled and tested by third parties located in China and Taiwan. We generated 91%, 98% and 99% of our revenue in 2023, 2024 and 2025, respectively, from sales to customers outside the United States, and for the year ended December 31, 2025, 79% of our revenue was from sales in three jurisdictions China, Japan and Singapore. Our controller R&D is conducted primarily in Taiwan and our SSD solutions R&D is conducted in both China and Taiwan. Most of our corporate functions are located in Taiwan. These operations are directly influenced by the political and economic conditions of the country in which they are located. We do not expect the portion of our business located outside of the United States to change in the future.

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

•

other factors beyond our control such as nature disasters, terrorism, civil unrest, war, including conflicts in the Middle East, threats to the Strait of Hormuz and global energy supply routes, and the ongoing Russia-Ukraine War, and pandemics, epidemics and other health emergencies.

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

Severe weather and natural disasters, including hurricanes, tornados, wildfires, droughts and floods, epidemics and pandemics, acts of war or terrorism or other external events could have a significant effect on our ability to conduct business. Such disasters could disrupt our operations or the operations of customers or third parties on which we rely.

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

In the U.S., the regulatory landscape governing ESG-related disclosure and reporting has undergone significant change. In March 2024, the SEC adopted climate-related disclosure rules; however, those rules were promptly stayed pending judicial review. In March 2025, the SEC announced that it would withdraw its defense of the rules, effectively abandoning them, reflecting a broader shift in the federal government’s approach to mandatory ESG-related disclosure. At the same time, the Trump administration has taken steps to scale back or eliminate a number of federal diversity, equity, and inclusion (“DEI”) programs and has encouraged private sector companies to reduce or eliminate their own DEI initiatives, including through executive orders directing federal agencies to investigate and take action against what the administration characterizes as unlawful DEI practices in the private sector. As a result, the federal regulatory environment for ESG matters has shifted materially toward deregulation, though state-level requirements and international frameworks may continue to impose obligations on the Company.

At the same time, there also exists “anti-ESG” sentiment in certain of our markets, and we may face reduced revenue, reputational harm, market restrictions or legal actions if we are targeted by governmental entities, groups or influential individuals who disagree with our public positions on social or environmental issues. Conversely, we may also face reputational harm, loss of customers or employees, or legal challenges from stakeholders who believe that we have not gone far enough in our commitment to ESG-related initiatives, or who object to any reduction or modification of our existing ESG programs in response to political or regulatory pressure. These competing pressures create significant uncertainty regarding the appropriate scope and public positioning of our ESG initiatives, and we may be unable to satisfy all relevant stakeholders simultaneously.

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

We are subject to risks associated with the development and construction of our office building.

In February 2021, the Company won a bid with a third party to build an office building in Taipei, Taiwan and executed a property development agreement in May 2021, with property development costs expected to be approximately US$101 million. We received the construction license in September 2025, and we expect to complete construction of the building by the end of 2029. Following its completion, we will have approximately 107,870 square feet of office building space and 10,833 square feet of land. We may encounter unanticipated occurrences or conditions during construction that may increase the expense of these projects. We may also encounter unanticipated delays in the construction of the new buildings and local government approvals for the projects may be delayed. We will also be required to comply with applicable environmental regulations in connection with such development. We are financing these construction projects from our cash balance, which could limit alternative deployments of capital. The construction of the building will increase our fixed assets significantly and could reduce our return on invested capital. After the office building has been constructed, we may consider sale and leaseback arrangements if favorable terms can be obtained. See “Item 4 — Facilities” below.

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

Our management and independent registered public accounting firm have concluded that our internal controls over financial reporting as of December 31, 2025 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weakness during the audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our consolidated financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our ADSs and harm our reputation.

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

Since we completed our initial public offering in June 2005, the market price of our ADSs has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including but are not limited to the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors, customers, or NAND flash vendors;

•	Actual or anticipated changes to our outlook or expected operating results or those of our competitors, customers, or NAND flash vendors;

•	actual or anticipated changes in NAND flash supply and demand dynamics;

•	actual or anticipated changes in our market share or the market share of our competitors;

•	the commencement or results of litigation or arbitration;

•	short selling or market manipulation activities;

•	announcements by us, our competitors, our customers, or their other suppliers of new products or technological innovations;

•	changes in financial estimates or recommendations by securities analysts;

•

business interruptions resulting from geopolitical actions, including war and terrorism, natural disasters, including earthquakes, typhoons, floods and fires, epidemics, outbreaks of an infectious disease or similar events;

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

•

the sections of the Exchange Act requiring persons who beneficially own more than 10% of our equity securities to file public reports of their stock ownership and trading activities and liability for our officers, directors and greater than 10% shareholders who profit from trades made in a short period of time; and

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and greater than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high-performance storage solutions widely used in enterprise and hyperscale data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual property developed from our deep understanding of NAND characteristics, which enables us to design unique, highly optimized configurable IC’s plus related firmware controller platforms and complete turnkey controller solutions. In the last ten years, we have shipped over six billion NAND flash controllers. More NAND flash components, including current and up-coming generations of flash produced by Kioxia, Micron, Samsung, SK Hynix (and Hynix’s subsidiary, Solidigm), Sandisk and Yangtze Memory Technologies Corp. (“YMTC”), are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

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

Our Market and Products

We focus primarily on designing, developing and marketing: (i) NAND flash controllers for solid state storage devices, primarily SSDs used in data centers, PCs and other client devices and eMMC and UFS mobile embedded storage used in smartphones and IoT devices and (ii) SSD solutions, primarily small form-factor specialized SSDs used in industrial, commercial and automotive applications. In 2023, 55% to 60% of our net sales were of SSD controllers, 25% to 30% were eMMC and UFS controllers and 5% to 10% were SSD solutions. In 2024, 50% to 55% of our net sales were of SSD controllers, 35% to 40% were eMMC and UFS controllers and 5% to 10% were SSD solutions. In 2025, 45% to 50% of our net sales were of SSD controllers, 40% to 45% were eMMC and UFS controllers and 0% to 5% were SSD solutions. We generated 91%, 98% and 99% of our revenue in 2023, 2024 and 2025, respectively, from sales outside the United States, and for the year ended December 31, 2025, 79% of our revenue was from sales in three jurisdictions China, Japan and Singapore.

NAND Flash Controllers

We offer a broad range of controllers for developing different categories of solid-state storage devices that are used in a wide variety of applications. We provide controllers for computing-grade SSDs used in PCs and other client devices, enterprise-grade SSDs used in data centers, eMMC and UFS mobile embedded storage used in smartphones and IoT devices, enterprise-grade SSDs used in enterprise and hyperscale data centers, flash memory cards and flash drives used as expandable storage and specialized SSDs used in industrial, commercial and automotive applications. For most of these applications, we offer customers controllers, which are designed for a range of different price-performance trade-offs that enable the targeting of different market segments, such as value-line, mainstream and premium. Our controllers are a combination of ICs and firmware and are offered as configurable platforms or turnkey solutions, which provide customers with options to customize products to achieve desired differentiation or focus on fast time-to-market. Since SSDs and mobile embedded storage products are defined by continuously evolving industry standards such as those relating to, but are not limited to, the Peripheral Component Interconnect Express, or PCIe, host interface, nonvolatile memory express, or NVMe, data transfer protocol and UFS storage specification, we provide controllers for the latest versions of these industry standards and design our solutions for customers to build storage devices with competitive product performance and compatibility with host devices. Our controllers are also designed to support the majority of the latest and next generations of NAND flash components manufactured by vendors such as Kioxia, Micron, Samsung, SK Hynix (and Hynix’s subsidiary, Solidigm), Sandisk and YMTC, which enable customers to have wide choices of components for developing and building storage devices. Controllers integrate technologies that are critical to their functionality and these include advanced error correction codes, or ECC, and digital signal processing, or DSP, engines for ensuring data reliability and sophisticated wear-leveling algorithms for maximizing the usable life of NAND flash components. We may also incorporate other technologies in our controllers such as encryption, power-loss protection, multimedia digital rights management and active temperature monitoring.

Enterprise Products

We are expanding our business into the enterprise market through the development of PCIe (our MonTitan controllers and boot drive controllers and solutions) and Serial Advanced Technology Attachment (SATA) SSD controllers. These new products have been developed given the rapid adoption of NAND in enterprise storage driven by AI and other high-performance applications. Our MonTitan products leverage Quad-Level Cell (QLC) and Triple-Layer Cell (TLC) NAND flash to target the growing markets for enterprise-class storage solutions, evolving “compute” requirements and high density warm storage (nearline SSD) in AI infrastructure. In high performance, high capacity QLC SSDs, our MonTitan solutions offer significant advantages over hard disk drives (HDDs) in performance, reduced size and lower power requirements to cloud service providers, hyperscalers, large enterprises and other customers. Our TLC-based MonTitan SSD solutions target high-performance, lower latency caching for the rapidly increasing demands within AI datacenters. As with our consumer products, our MonTitan controllers have been developed to support flash manufactured by key NAND manufacturers, allowing our customers to choose which components work best for their enterprise-class storage devices.

In addition to our MonTitan suite of enterprise-class storage controllers, we have developed boot drive storage controllers and full solutions to address the growing opportunity in AI network accelerators, switches and other devices. As hyperscalers and enterprise customers expand server deployments, boot SSDs are becoming increasingly critical given the need for higher performance, improved power efficiency, enterprise-class security and reliable performance. We are expanding our boot drive portfolios leveraging PCIe and SATA as the market is increasingly a strategic focus for Silicon Motion.

SSD Solutions

We use our unique controller technology to develop Ferri SSD and enterprise boot drive solutions that pair our controllers with NAND memory components. Our FerriSSDs, Ferri-eMMCs, and Ferri-UFS products are highly reliable industrial-, commercial- and automotive-grade single-chip SSDs, which are developed for a wide-range of embedded applications that require high data rate, small form factor and compliance with industry standards. Our enterprise boot drives are developed for a wide-range of embedded storage requirements of server, enterprise and networking equipment, critical in data centers, AI infrastructure and enterprise solutions. We offer customers firmware customization for performance tuning as a value-added service.

Our Customers

We sell our products to NAND flash makers, module makers and OEMs worldwide that service multiple markets including computing, data center, mobile, automotive and industrial markets. Most of our high — performance flash memory storage controllers are supplied to NAND flash manufacturers. We are a leading supplier of SSD controllers used in PCs, mobile phones, data centers, automotive and other client devices and a leading merchant supplier of eMMC and UFS controllers used in smartphones and IoT devices. Sales to our five largest customers represented approximately 61%, 66% and 66% of our net revenue in 2023, 2024 and 2025, respectively. Sales to our customers constituting more than 10% of our net revenue represented, in the aggregate, 45%, 57% and 58% of our net revenue in 2023, 2024 and 2025, respectively. Our customers constituting more than 10% of our net revenue were (i) Micron, SK Hynix and AFASTOR in 2023, (ii) Micron, Kioxia, PHISEMI and AFASTOR in 2024 and (iii) PHISEMI, Kioxia, AFASTOR, and Micron in 2025. The identities of our largest customers and their respective contributions to our net revenue may vary from period to period.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent electronics distributors. Our direct sales personnel are strategically located near our NAND flash manufacturer, leading technology OEM and modular maker customers in Taiwan, Korea, China, the United States, and Japan. Approximately 65% of our sales in 2023, 65% of our sales in 2024, and 53% of our sales in 2025 were attributable to our direct sales force while the remainder was attributable to distributors.

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

Our primary R&D centers are located in Hsinchu and Taipei, Taiwan and Shanghai, China. Our facilities in Hsinchu and Taipei focus primarily on our NAND flash controller products, and our facilities in Shanghai focus primarily on specific product requirements of our customers in China.

Our R&D activities broaden and strengthen our portfolio of intellectual property, including patents and trade secrets. As of April 7, 2026, we have 3,276 patents and 1,035 pending applications worldwide, and we will continue to actively pursue the filing of additional patent applications in important jurisdictions.

Our R&D expenses were approximately US$174.4 million, US$217.8 million, and US$262.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual dies, assembled into packaged chips, and undergo the process of electronic final testing. To minimize cost and reduce turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic testing equipment. We currently engage companies such as Siliconware Precision Industries Ltd. (SPIL), Powertech Technology Inc. (PTI), Advanced Semiconductor Engineering. (ASE), Orient Semiconductor Electronics Limited (OSE), Huatian Technology. (HT), Tongfu Microelectronics Co., Ltd. (TF), King Yuan Electronics Corp. (KYEC) and YoungTek Electronics Corp. (YTEC) as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over this process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product testing and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

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

As of April 7, 2026, we have 3,276 patents and 1,035 pending applications worldwide. There can be no assurance that patents will ever be issued with respect to these pending applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

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

We claim copyright and trademark protection for proprietary documentation for our products and a variety of branding marks, respectively. We have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”), “NANDSustain,” “NANDXtend,” “SSDLifeGuard,” “SSDLifeSaver,” “TurboMLC,” “FerriSSD,” “Ferri-eMMC,” “Ferri-UFS,” the Ferri logo, the powered by SiliconMotion logo, “InstantView,” “MonTitan,” the MonTitan logo, the Shannon Systems logo, “PCIe-RAID,” “Bigtera,” the Bigtera logo, “VirtualStor,” “CloudStor,” and “StorVisor” as trademarks in the United States, Taiwan and/or other countries.

We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants and other customary security measures.

We have entered into license agreements with third-party intellectual property vendors for wafer fabrication tool libraries, semiconductor IP core, computer aided design tools and software.

Facilities

As of the date of this annual report, we occupy facilities totaling approximately 753,200 square feet, excluding parking space, which house our management and administration, operations, R&D and sales and marketing departments. Of our facilities, approximately 565,200 square feet are owned and approximately 188,000 square feet are occupied under leases. In February 2021, the Company won a bid with a third party to build an office building in Taipei, Taiwan and executed a property development agreement in May 2021. We received the construction license in September 2025. In April 2026, the Company broke ground at this site and began construction work. We expect to complete construction of the building by the end of 2029. Following its completion, we will have approximately 107,870 square feet of office building space and 10,833 square feet of land. See “Risk Factor — We are subject to risks associated with the development and construction of our office buildings” in Item 3 above. As of the date of this annual report, the table below lists the location of our operating facilities.

Location	Primary Use	Approximate Square Footage
Hsinchu, Taiwan	R&D, management & administration	182,400
Hsinchu, Taiwan	Office building (Office)	391,800
Taipei, Taiwan	R&D, sales & marketing	116,900
Shanghai, China	R&D, sales & marketing	21,700
Shenzhen, China	Sales & marketing	18,400
Milpitas, California	Sales & marketing, management	13,300
Others (1)	Sales & marketing, management	8,700

(1)	Korea; Macau; Hong Kong; Yokohama, Japan; and Beijing, China

Leases covering our current facilities expire at varying dates, generally within the next five years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased facilities with equivalent facilities. As of December 31, 2025, lease obligations covering our current facilities totaled US$14.1 million, of which US$2.6 million were short-term.

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

Overview

We are a global leader in developing NAND flash controllers for SSDs and other solid state storage devices. We have over 20 years of experience developing specialized processor ICs that manage NAND components and deliver market leading, high-performance storage solutions widely used in enterprise and hyperscale data centers, PCs, smartphones and commercial and industrial applications. We have one of the broadest portfolios of controller intellectual property developed from our deep understanding of NAND characteristics, which enables us to design both unique, highly optimized configurable IC plus related firmware controller platforms and complete turnkey controller solutions. In the last 10 years, we have shipped over six billion NAND flash controllers. More NAND flash components, including current and up-coming generations of flash produced by Kioxia, Micron, Samsung, SK Hynix (and its subsidiary Solidigm), Sandisk and YMTC, are supported by Silicon Motion controllers than any other company. Our customers include NAND flash makers, module makers, hyperscalers and OEMs.

We are a leading supplier of SSD controllers used in PCs and other client devices and leading merchant supplier of eMMC/UFS controllers used in smartphones and IoT devices and increasingly into enterprise and data center storage solutions. We also leverage our controller expertise to supply specialized small single-chip form factor SSDs for industrial, commercial and automotive applications. We market our PC and eMMC/UFS controllers under the “SMI” brand, our enterprise controllers under the “MonTitan” brand and single-chip SSDs under the “FerriSSD,” “Ferri-eMMC,” and “Ferri-UFS” brands.

Summary of Consolidated Financial Results

Summary of the year ended December 31, 2025 is as follows:

•	Total revenue increased by 10% to US$885.6 million from US$803.6 million in the prior year.

•	Gross profit as a percentage of revenue increased by 2.4% points to 48.3% from 45.9% in the prior year.

•	Total operating expenses increased by 20.4% to US$334.5 million from US$277.9 million in the prior year.

•	Operating profit increased by 2.4% to US$93.0 million from US$90.9 million in the prior year.

•	Income tax expense as a percentage of income before income tax decreased to 12.5% from 16.9% in the prior year.

•	Diluted earnings per ADS increased by 37.6% to US$3.64 from US$2.65 in the prior year.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our products, after deducting sales discounts and allowances for returns.

Our net sales are denominated primarily in U.S. dollars. The percentages of our net sales by currency for the periods indicated are set forth in the following table:

	Year Ended December 31,
	2023	2024	2025
Currency
U.S. dollars	98%	99%	100%
Chinese yuan	2%	1%	—

The length of our sales cycle, from the day purchase orders are received until products are shipped to customers, is dependent on the availability of our product inventories as well as NAND flash components for our SSD solutions products. If we do not have sufficient inventories on hand to meet customer demands, approximately three months are generally required from the day purchase orders are received until finished goods are manufactured and shipped to customers. This cycle can take up to six months during times when capacity at independent foundries is being fully utilized. The potential delays inherent in the manufacturing process increase the risk that we may not be able to fulfill a customer’s order on time. All our sales are made by purchase orders. Because our practice, which is consistent with industry practice, allows customers to reschedule orders on relatively short notice, order backlog may not be a good indicator of our future sales.

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

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance;

•	cost of raw materials, including NAND flash component for certain products; and

•	write-down of inventory.

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

Non-operating income and expenses. Our non-operating income and expenses include unrealized holding gain on investment, interest from deposited cash, gains or losses on foreign exchange rates, disposal of investment and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments quarterly and make corresponding write-downs as required to the value of the long- term investments.

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

The use of accounting estimates, the judgments and other uncertainties affecting the application of such estimates and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of those accounting estimates.

Critical accounting estimates are defined as those accounting estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We believe the following are our critical accounting estimates:

Inventory valuation. We value inventories at the lower of cost or net realizable value for raw materials, work-in-process and finished goods. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. We assess net realizable value of the inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions. In estimating reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of new products and the quantities remaining of old products and provide reserves for inventory on hand in excess of the estimated demand. Estimated losses on slow-moving items are recognized and included in the allowance for losses. We wrote down US$7.9 million, US$6.1 million and US$1.4 million in 2023, 2024 and 2025, respectively, for estimated obsolete or unmarketable inventory, with write-downs in 2023, 2024 and 2025 primarily related to the value of NAND components and SSDs in inventory affected by rapidly falling NAND prices and the restructuring of our underperforming product lines.

We have not made any material changes in the accounting methodology used to evaluate obsolescence or unmarketable inventory during the last three fiscal years. However, if actual results are not consistent with our estimates and assumptions used to calculate inventory write-downs, we may be exposed to inventory write- downs that could be material. If we have experienced significant industry fluctuations, maturing product cycles and new product introductions of both semiconductor companies’ and their customers’ products and fluctuations in general economic conditions, we may be exposed to future obsolescence or unmarketable inventory.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax residents in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, Macau and China with statutory tax rates of 20%, 16.5%, 12% and 25%, respectively, and estimate our actual current tax exposure together with assessed temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. The total amount of valuation allowance as of December 31, 2023, 2024 and 2025 was US$23.1 million, US$27.8 million and US$31.4 million, respectively. We provide for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which we operate, and the overall future industry outlook. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period the determination was made.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The total amount of unrecognized tax benefits as of December 31, 2023, 2024 and 2025 was US$43.8 million, US$43.6 million and US$35.3 million, respectively. As of December 31, 2024 and 2025, US$6.8 million and US$6.3 million, respectively, of interest and penalties were accrued. Fiscal years 2020 through 2025 remain subject to examination by the U.S. Internal Revenue Service and other foreign tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, we do not expect that our unrecognized tax benefits would change significantly. See Note 11 to our consolidated financial statements for further information regarding changes in unrecognized tax benefits during 2025.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
Net sales	100.0%	100.0%	100.0%
Cost of sales	57.7	54.1	51.7

Gross profit	42.3	45.9	48.3

Operating expenses:
Research and development	27.3	27.1	29.7
Sales and marketing	4.2	3.4	3.9
General and administrative	4.4	3.9	4.2
Loss from settlement of litigation	0.2	0.2	—

Total operating expenses	36.1	34.6	37.8

Operating income	6.2	11.3	10.5

Non-operating income (expenses):
Unrealized holding gain on investments	1.3	0.1	2.1
Gain on sale of investments	0.0	0.0	2.3
Interest income	1.9	1.8	1.1
Foreign exchange gain (loss), net	0.1	0.2	(0.2)
Other income, net	0.0	0.0	0.0

Total non-operating income (expenses)	3.3	2.1	5.3

Income before income taxes	9.5	13.4	15.8
Income tax expense	1.3	2.3	2.0

Net income	8.2%	11.1%	13.8%

Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024

Net sales.

	Years Ended December 31
	2024		2025
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Net sales
Mobile Storage	796,365	99	877,195	99	80,830	10
Others	7,187	1	8,432	1	1,245	17

Net sales	803,552	100	885,627	100	82,075	10

In 2025, our net sales increased by 10% year-over-year to approximately US$885.6 million, primarily due to the continuing new products and new customers ramp and increase in market share with NAND makers, module makers and OEM customers. Our mobile storage revenue increased by 10% year-over-year primarily because of an increase in sales of eMMC and UFS controllers, partially offset by a decline in sales of SSD controllers and SSD solutions. Our SSD controller sales decreased in the range of 0% to 5% year-over-year to account for 45% to 50% of revenue, a lower percentage of net sales than the prior year, eMMC plus UFS controller sales increased in the range of 20% to 25% year-over-year to account for 40% to 45% of revenue, a higher percentage of net sales than the prior year, and SSD solutions sales decreased in the range of 10% to 15% year-over-year to account for 0% to 5% of revenue, a lower percentage of net sales than the prior year.

Gross profit

	Years Ended December 31
	2024		2025
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Gross profit	368,765	46	427,509	48	58,744	16

Gross profit as a percentage of net sales increased to 48% in 2025 as compared to 46% in 2024 primarily because of new projects and our ability to efficiently scale new products. Our gross profit, excluding obsolete and unmarketable inventory write-downs, as a percentage of revenue increased from 47% in 2024 to 48% in 2025.

Research and development expenses

	Years Ended December 31
	2024		2025
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Salary and benefits	107,248	14	142,161	16	34,913	33
Stock-based compensation	11,284	1	17,874	2	6,590	58
Other research and development	99,290	12	102,683	12	3,393	3

Research and development	217,822	27	262,718	30	44,896	21

Our R&D expenses increased by 21% year-over-year to approximately US$262.7 million in 2025 primarily due to investing heavily in next generation solutions and significant employee additions. Salary and benefits increased by 33% year-over-year to approximately US$142.2 million in 2025 primarily because of expanded headcounts. Stock-based compensation increased by 58% year-over-year to approximately US$17.9 million. Other R&D expenses increased by 3% year-over-year to approximately US$102.7 million in 2025.

Sales and marketing expenses

	Years Ended December 31
	2024		2025
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Salary and benefits	16,647	2	19,760	2	3,113	19
Stock-based compensation	1,954	—	3,428	—	1,474	75
Other sales and marketing	8,849	1	11,195	2	2,346	27

Sales and marketing	27,450	3	34,383	4	6,933	25

Our sales and marketing expenses increased by 25% year-over-year to approximately US$34.4 million in 2025. Salary and benefits increased by 19% year-over-year to approximately US$19.8 million in 2025. Stock- based compensation increased by 75% year-over-year to approximately US$3.4 million in 2025. Other sales and marketing expenses increased by 27% year-over-year to approximately US$11.2 million.

General and administrative expenses

	Years Ended December 31
	2024		2025
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Salary and benefits	11,215	2	12,090	1	875	8
Stock-based compensation	3,407	—	4,570	—	1,163	34
Other general and administrative	16,732	2	20,711	3	3,979	24

General and administrative	31,354	4	37,371	4	6,017	19

Our general and administrative expenses increased by 19% year-over-year to approximately US$37.4 million in 2025. Salary and benefits increased by 8% year-over-year to approximately US$12.1 million in 2025. Stock-based compensation increased by 34% year-over-year to approximately US$4.6 million in 2025. Other general and administrative expenses increased by 24% year-over-year to approximately US$20.7 million in 2025, primarily because of legal, financial advisory and other fees related to dispute expenses in connection with arbitration of the terminated Merger Agreement.

Stock-based compensation

The following table presents details of total stock-based compensation that is included in each functional line item in our consolidated statements of income:

	Years Ended December 31
	2024		2025
	US$	% of net sales	US$	% of net sales	US$ change	% change
	(in thousands, except percentage data)
Cost of sales	311	—	411	—	100	32
Research and development	11,284	1	17,874	2	6,590	58
Sales and marketing	1,954	—	3,428	—	1,474	75
General and administrative	3,407	—	4,570	—	1,163	34

Total stock-based compensation	16,956	1	26,283	2	9,327	55

See Note 13 to our consolidated financial statements for a discussion of activity related to stock-based awards.

Loss from settlement of litigation. We accrued US$1,250 thousand to settle legal litigations in 2024.

Unrealized holding gain on investment. We recognized a gain of US$0.5 million and US$18.4 million for the net change in fair value of the investments in equity securities in 2024 and 2025, respectively.

Gain from disposal of long-term investment. We recognized a gain from disposal of BIWIN of US$58 thousand and Kinara of US$21.1 million in 2024 and 2025, respectively.

Interest income. Our interest income decreased to approximately US$9.7 million for the year ended December 31, 2025 from approximately US$14.5 million for the year ended December 31, 2024 due to less interest rates.

Foreign exchange gain (loss), net. For the year ended December 31, 2025, we realized a foreign exchange loss of US$2.1 million, compared with a gain of US$1.4 million for the year ended December 31, 2024. We do not engage in any hedging activities.

Income tax expense. Income tax expense was approximately US$17.5 million for the year ended December 31, 2025 compared to an income tax expense of approximately US$18.2 million for the year ended December 31, 2024.

Net income. Net income was approximately US$122.6 million for the year ended December 31, 2025 compared to a net income of approximately US$89.2 million for the year ended December 31, 2024.

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

For the discussion covering the comparison between the years ended December 31, 2024 and 2023, please refer to “Item 5” of our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 30, 2025.

Liquidity and Capital Resources

As of December 31, 2025, we had approximately US$201.8 million in cash and cash equivalents, a decrease of US$74.2 million from December 31, 2024. We maintain our cash balances in bank deposits and in money market instruments. We do not engage in any currency hedging activities.

We believe the cash we expect to generate from operating activities will be sufficient to meet our anticipated working capital needs, capital expenditures, and other commitments for at least the next 12 months and into the foreseeable future. Our future capital requirements will depend on many factors, including the level of our net sales, the increasing procurement of NAND to service customer demand for our SSD solutions products, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, and construction of our Taipei office buildings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	149,083	77,095	61,360
Net cash used in investing activities	(49,085)	(44,089)	(27,403)
Net cash used in financing activities	(16,690)	(67,255)	(91,512)
Depreciation and amortization	21,810	25,331	30,174
Capital expenditures	(50,313)	(44,351)	(55,065)

Operating activities

Our net cash provided by operating activities was approximately US$61.4 million for the year ended December 31, 2025, compared to net cash provided by operating activities of approximately US$77.1 million and US$149.1 million during 2024 and 2023, respectively.

For the year ended December 31, 2025, cash flows provided by operations of US$61.4 million resulted primarily from our net income of US$122.6 million and the following reasons:

•	Our net income includes substantial non-cash charges, namely US$30.2 million of depreciation and amortization and US$26.3 million of stock-based compensation.

•

Net working capital increased by US$78.2 million. Inventories increased by US$215.2 million, notes and accounts receivable decreased by US$22.2 million, notes and accounts payable increased by US$17.0 million, income tax payable increased by US$9.3 million, and other assets net of other liabilities provided US$88.5 million of cash.

For the year ended December 31, 2024, cash flow provided by operations of US$77.1 million resulted primarily from our net income of US$89.2 million and the following reasons:

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

Investing activities

Our net cash used in investing activities was approximately US$27.4 million for the year ended December 31, 2025, compared to net cash used in investing activities of approximately US$44.1 million for the year ended December 31, 2024. In 2025, we paid US$33.8 million for the routine purchase of software, design tools and other items, and US$21.3 million for building construction in Hsinchu and received US$27.6 million for the disposal of Kinara.

Our net cash used in investing activities was approximately US$44.1 million for the year ended

December 31, 2024, compared to net cash used in investing activities of approximately US$49.1 million for the year ended December 31, 2023. In 2024, we paid US$28.0 million for the routine purchase of software, design tools and other items, and US$16.3 million for building construction in Hsinchu.

Financing activities

Our net cash used in financing activities was approximately US$91.5 million for the year ended December 31, 2025, compared to net cash used in financing activities of approximately US$67.3 million for the year ended December 31, 2024. Our cash used in financing activities in 2025 consists primarily of US$67.2 million of dividend payments and US$24.3 million for share repurchases.

Our net cash used in financing activities was approximately US$67.3 million for the year ended December 31, 2024, compared to net cash used in financing activities of approximately US$16.7 million for the year ended December 31, 2023. Our cash used in financing activities in 2024 consists primarily of US$67.3 million of dividend payments.

Capital Return to Shareholders

Dividend. On October 28, 2024 and October 27, 2025, we announced an annual cash dividend of US$2.00 per ADS to be paid in four quarterly installments of US$0.50 per ADS, we paid US$67.3 million and US$67.2 million to shareholders in 2024 and 2025, respectively.

The declaration and payment of future cash dividends is subject to our board of directors’ continuing discretion and determination that the payment of dividends is in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the declaration and payment of cash dividends.

Share Repurchase. On February 6, 2025, our board of directors authorized a share repurchase program to repurchase up to US$50 million of our ADSs over a 6-month period. In the year ended December 31, 2025, we repurchased approximately 426 thousand ADSs for US$24.3 million at an average price of US$57.04 per ADS.

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

Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Operating Leases. Operating lease obligations represent the undiscounted remaining lease payments primarily for our leased property and equipment, see Note 14 to our consolidated financial statements. As of December 31, 2025, these obligations totaled US$14.1 million, of which US$2.6 million was short-term.

Office Building Construction. In September 2018, the Company paid US$58.9 million to acquire land in Hsinchu, Taiwan intended for its future Taiwan headquarters building. Construction began in January 2021, and as of December 31, 2025, the project, with a capitalized cost of US$67.0 million, completed in 2025. In addition, we won a bid with a third party to build an office building in Taipei, and we entered into a property development agreement in May 2021. We received the construction license in September 2025 and the development cost is expected to be approximately US$101 million. We expect to complete construction of the building by the end of 2029.

Tax Liability. Tax liability represents the provision for income tax and uncertain tax position recognized, see Note 11 to our consolidated financial statements. As of December 31, 2025, short-term taxes liabilities totaled US$22.4 million. We decreased long-term taxes liabilities of US$8.3 million related to uncertain tax positions as of December 31, 2025. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing and outcome of a potential tax audit.

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

Name	Age	Position
James Chow	75	Chairman of the Board
Wallace C. Kou	67	President, Chief Executive Officer and Managing Director
Steve Chen	54	Director
Tsung-Ming Chung	76	Director
Lien-Chun Liu	68	Director
Han-Ping D. Shieh	72	Director
Kenneth Kuan-Ming Lin	73	Director
Cain Lin	64	Director
Jason Tsai	53	Chief Financial Officer
Nelson Duann	57	Senior VP of Client & Automotive Storage Business and Director

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

Our board of directors has adopted a code of conduct and ethics (the “Code of Ethics”), which is applicable to all our directors, officers (which includes members of senior management), and employees. Our Code of Ethics is posted on our website at https://www.siliconmotion.com/company/corporate-citizenship-files/ Silicon_Motion_Code_of_Ethics.pdf.

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

For the year ended December 31, 2025, the aggregate compensation to our directors and senior management members was approximately US$2.71 million. In 2025, under the 2025 Incentive Plan (the “2025 Plan”), we granted restricted stock units to our directors and senior management members as a group to acquire an aggregate of 182,000 ordinary shares. The restricted stock units granted to our senior management members and non-executive directors are subject to the same vesting conditions as those of our employees. As of December 31, 2025, the total amount set aside as an estimate by us to provide pension, retirement or similar benefits to our members of senior management (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately US$0.19 million.

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

2025 Incentive Plan

On June 4, 2025, the board of directors adopted the 2025 Plan. The 2025 Plan reserved 20,000,000 ordinary shares for issuance upon exercise of stock options and restricted stock units. The 2025 Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights to our employees (including members of senior management), directors and consultants.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the 2025 Plan may not exceed 20,000,000.

The following types of shares issued under the 2025 Plan may again become available for the grant of new awards under the 2025 Plan: restricted stock issued under the 2025 Plan that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the 2025 Plan that have expired or otherwise terminated without having been exercised in full.

Administration. The board of directors will administer the 2025 Plan and may delegate this authority to administer the 2025 Plan to a committee. Currently, the board of directors delegated the administration of the 2025 Plan to the compensation committee. Subject to the terms of the 2025 Plan, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the amounts and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to certain limitations, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.

Capitalization adjustments. In the event of a dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our ordinary shares or our other securities, or other change in our corporate structure, the board of directors may adjust the number and class of shares that may be delivered under the 2025 Plan and the number, class and price of the shares covered by each outstanding stock award.

Changes in control. In the event of a change in control of the Company, all outstanding options and other awards under the 2025 Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by award holders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

Future amendments and termination. The board of directors may amend (subject to shareholder approval if required by applicable law), suspend or terminate the 2025 Plan at any time. The 2025 Plan will terminate pursuant to its terms on June 4, 2035.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2023	2024	2025
Management and administration	118	123	130
Operations	42	38	40
R&D	1,229	1,490	1,667
Sales and marketing	157	168	172

Total	1,546	1,819	2,009

As of December 31, 2025, we had 2,009 total employees, including 1,757 in Taiwan, 34 in the United States, 196 in China, 12 in Korea, and 10 in Japan. Of our total employees, 1,837 are engineers.

We do not have any collective bargaining arrangements with our employees and consider our relations with our employees to be good.

Share Ownership

Under U.S. securities law, a person is deemed a “beneficial owner” of a security if the person possesses or shares voting power, including the power to vote or direct the voting of the security, or investment power, including the power to dispose of or direct the disposition of the security, or otherwise has the right to receive the economic benefits of ownership. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. There were 135,631,340 of our ordinary shares outstanding as of March 31, 2026.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares. To our knowledge, none of the shareholders in this table is a broker-dealer or is affiliated with a broker-dealer.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o Silicon Motion Technology Corporation, Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026, less otherwise indicated in the footnotes, by each of our directors and members of senior management:

	Ordinary shares beneficially owned	ADSs Beneficially Owned	%
Senior Management and Directors:
James Chow	1,663,666	415,916	1.2
Wallace C. Kou	1,944,856	486,214	1.4
Steve Chen	111,200	27,800	*
Tsung-Ming Chung	30,000	7,500	*
Lien-Chun Liu	295,480	73,870	*
Han-Ping D. Shieh	34,623	8,655	*
Kenneth Kuan-Ming Lin	42,000	10,500	*
Cain Lin	20,000	5,000	*
Jason Tsai (1)	193,000	48,250	*
Nelson Duann	66,800	16,700	*

*	Less than one percent
(1)

Includes 185,400 ordinary shares (or 46,350 ADSs) held by the Tsai Family Living Trust Dated 10/09/2007, of which Jason Tsai and his spouse are co-trustees and beneficiaries. Jason Tsai disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our Clawback Policy during the fiscal year ended December 31, 2025.

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

As of March 31, 2026, there were 135,631,340 of our ordinary shares outstanding. The Bank of New York Mellon (the “Depositary Bank”), the depositary under our ADS deposit agreement, has advised us that as of March 31, 2026, we had 33,842,664 ADSs outstanding, representing 135,370,656 ordinary shares.

The following table sets forth information with respect to the beneficial ownership of more than 5% of our ordinary shares as of March 31, 2026:

Identity of person or group	Number of ordinary shares owned		Percentage Owned
FMR LLC	13,593,468	(1)	10%

(1)

According to a Schedule 13G filed with the SEC on December 5, 2025, Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC, and Ms. Johnson may be deemed to have dispositive power over the securities held by the FMR LLC. FMR LLC’s principal address is 245 Summer Street, Boston, Massachusetts 02210.

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

On October 5, 2023, the Company filed a claim in the SIAC against MaxLinear for breaching the Merger Agreement. In the arbitration, the Company is seeking payment of the termination fee of US$160 million, together with further substantial damages, interests, and costs. Following hearings conducted in October 2025 and March 2026, the arbitration proceedings have concluded, and the parties are awaiting the issuance of the final award. If the Company succeeds in its claims, MaxLinear will likely be ordered to pay the Company’s legal fees and the costs of the arbitration. If the Company does not succeed in some or all of its claims and/or in defending the counterclaim, it may be ordered to pay some or all of MaxLinear’s legal fees and the costs of the arbitration. The quantum of the legal fees and costs to be paid by either party will be decided by the tribunal. No assurance can be given that if an award is granted in the Company’s favor, that the award can be collected or that the Company will not be required to take further measures to be able to collect the award. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.

On August 31, 2023, a Silicon Motion ADS holder (the “Plaintiff”) filed a putative class action complaint in the United States District Court for the Southern District of California, captioned Water Island Event-Driven Fund v. MaxLinear, Inc., No. 23-cv-01607 (S.D. Cal.), asserting claims against MaxLinear and two of its officers (the “MaxLinear Defendants”) for alleged violations of (i) Section 10(b) of the Exchange Act and Rule 10b-5

promulgated thereunder and (ii) Section 20(a) of the Exchange Act, in connection with alleged false and misleading statements made by the MaxLinear Defendants between June 6, 2023 and July 26, 2023 concerning MaxLinear’s intent to consummate the Merger Agreement. On August 28, 2024, the court dismissed the complaint against the MaxLinear Defendants without prejudice for lack of standing. On September 18, 2024, the Plaintiff filed an amended complaint against the MaxLinear Defendants, and also added Silicon Motion and two of our officers, Messrs. Kou and Lai (the “Silicon Motion Defendants”), asserting substantially similar claims under the Exchange Act. The complaint seeks compensatory damages, including interest, costs and expenses, and such other equitable or injunctive relief that the court deems appropriate. The Silicon Motion Defendants filed a motion to dismiss the amended complaint on November 25, 2024, as did the MaxLinear Defendants. The U.S. District Court granted the Silicon Motion Defendants’ motion to dismiss all claims asserted against them with prejudice on July 15, 2025. The Plaintiff appealed the dismissal of their claims to the United States Court of Appeals for the Ninth Circuit on August 8, 2025. The Silicon Motion Defendants believe that the claims asserted against them are without merit and intend to continue to defend themselves vigorously on appeal.

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

The Cayman Islands is not a party to any double tax treaty with the United States. A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we are a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market and as discussed below, we believe that we were not a passive foreign investment company for our 2025 tax year, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

We believe, based on our present and projected composition of our income and valuation of our assets, we were not classified as a passive foreign investment company for U.S. federal income tax purposes for our 2025 tax year, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

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

Investment Risk. We have minority stake equity investments in Cashido, Vastview, BIWIN, and TWSC companies related to the semiconductor and other technology industries. These investments, with the exception of BIWIN and TWSC, are privately-held companies accounted for under the measurement alternative method. This is because our ownership is less than 20%, and we do not have the ability to exercise significant influence over the operations of these companies. As of December 31, 2025 and 2024, these investments in privately-held companies had a carrying value of nil and US$6.5 million, respectively. BIWIN is listed on the Shanghai Stock Exchange and TWSC is listed on the Shenzhen Stock Exchange. We had an unrealized holding gain of US$18.4 million and US$0.5 million in 2025 and 2024, respectively. Based on a sensitivity analysis performed as of December 31, 2025 and 2024, a hypothetical adverse price change of 10% would have decreased our non-operating income by approximately US$3.0 million and US$1.1 million in 2025 and 2024, respectively. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other than temporary. There were no impairments losses for the years ended on December 31, 2024 and 2025.

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

Fees and Payments by the Depositary Bank. The Depositary Bank has agreed to pay us 90% of the issuance fees (less the Depositary Bank’s custody expenses), cancellation fees (less the Depositary Bank’s custody expenses), depositary servicing fees (less any expenses, including charges of the Depositary Bank or central securities depositories) and dividend fees (less any expenses incurred by the Depositary Bank relating to the collection of such cash dividend fees) collected by the Depositary Bank during each subsequent contract year effective as of July 8, 2019. The Depositary Bank has further agreed to reimburse us for certain standard out-of-pocket administrative and maintenance and registered ADS holder service expenses, including, but not limited to, annual report delivery, dividend fund remittance, dividend payment notification, proxy service coordination, record date notification, registered ADS holder transfers and reporting and certain of our other expenses incurred in connection with maintaining and promoting our ADS program. The amount of annual reimbursements is subject to certain limits. For the year ended December 31, 2025, the Depositary Bank owed us a reimbursement of US$0.6 million, net of withholding tax, for our expenses incurred in connection with maintaining and promoting our ADS program, which was paid in full in September 2025. Any non-standard out-of-pocket administration and maintenance fees and expenses, including, but not limited to, reasonable legal fees and expenses incurred by the Depositary Bank and any expenses incurred by the Depositary Bank for the servicing of non-registered ADS holders and for special services, each of which is subject to our prior written consent, must be paid by us.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Disclosure controls and procedures are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act, including this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer (“CFO”), Jason Tsai, and our President and Chief Executive Officer (“CEO”), Wallace Kou. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2025, the Company’s internal control over financial reporting was effective.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During 2025, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Silicon Motion Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 30, 2026, expressed an unqualified opinion on those consolidated financial statements.

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

April 30, 2026

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of our audit committee, is an “audit committee financial expert” under applicable SEC rules and an independent director under Nasdaq listing standards.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted the Code of Ethics applicable to all of our directors, officers (which includes members of senior management), and employees, including our CEO and our CFO, consistent with the requirements of Nasdaq. For further information, see our Code of Ethics posted on our website (https://www.siliconmotion.com/company/corporate-citizenship-files/Silicon_Motion_Code_of_Ethics.pdf) . We intend to post on our website all disclosures that are required by the rules and regulations of the SEC or by Nasdaq rules concerning any amendments to, or waivers from, any provision of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has acted as the independent registered public accountants of our Company and its subsidiaries for fiscal years 2024 and 2025. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche for the periods indicated.

	2024	2025
	US$	US$
	(in thousands)
Audit Fees (1)	906	912
Audit-Related Fees (2)	—	—
Tax Fees (3)	266	224
All Other Fees (4)	—	—
Total	1,172	1,136

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
(2)

Audit-Related Fees. These are the fees billed for the assurance, and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. There were no audit-related fees billed during the fiscal years ended December 31, 2025, or 2024.

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

In fiscal year 2025, our audit committee approved all of the audit services provided by Deloitte & Touche and the other services provided by Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on Nasdaq, we are subject to Nasdaq corporate governance requirements. Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, such as, for example, our establishment in 2025 of our 2025 Plan. The Company has elected to be exempt from the Nasdaq Rule 5635(c), which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants, subject to certain exceptions. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and believe that we are currently in compliance with Nasdaq corporate governance practices that are applicable to foreign private issuers.

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
Risk Management and Strategy
Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed based on the National Institute of Standards and Technology (NIST) cybersecurity framework. This framework includes steps for (a) identifying cybersecurity threats, assessing the severity, identifying the source and whether the threat is associated with a third-party service provider; (b) reporting material cybersecurity incidents to management and our board of directors; (c) implementing safeguards, countermeasures and mitigation strategies; and (d) remediation and restoration of the affected systems. Our cybersecurity team also engages third-party security experts for defense protection capability assessment and system enhancements. We also maintain a third-party risk management process under which we assess the cybersecurity practices of key third-party service providers prior to engagement and on a periodic basis thereafter, including through contractual requirements, security questionnaires, and, where appropriate, third-party security assessments. We require key third-party service providers that have access to our systems or data to implement and maintain appropriate cybersecurity controls and to notify us promptly of any cybersecurity incident that may affect our systems or data. In addition, our cybersecurity team provides trainings, security exercises, security awareness electronic direct mail (eDM) and social engineering drills regularly.
Our dedicated information technology (“IT”) personnel are experienced information systems security professionals and information security managers with more than 20 years of relevant experience. Our IT team provides cybersecurity reports quarterly that cover, among other topics, suspicious behaviors, end devices security logs analysis, suspicious activity analysis and statistics, and updates to the Company’s cybersecurity programs and mitigation strategies.
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
Corporate Governance
Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee receives cybersecurity risk updates from management at least quarterly, including the quarterly cybersecurity reports prepared by our IT team, and discusses cybersecurity risk management as a standing item at its regular meetings. The audit committee reports to the full board of directors on cybersecurity matters as appropriate.
At the management level, responsibility for assessing and managing cybersecurity risks is led by our IT head / Chief Information Officer (“CIO”), together with a dedicated cybersecurity team. This cybersecurity team includes a management-level incident response and notification committee (the “Incident Notification Committee”), which is responsible for the escalation, evaluation, and reporting of significant cybersecurity incidents to senior management and the audit committee. In addition to incident-specific reporting, the IT head / CIO provides routine cybersecurity risk updates to senior management and the audit committee on at least a quarterly basis, covering the Company’s overall cybersecurity posture, emerging threats, risk mitigation activities, and the status of cybersecurity programs and controls.
Our cybersecurity operations are supported by the dedicated cybersecurity team, including personnel responsible for cybersecurity monitoring, threat detection, incident response, and remediation. This team reports to the IT head / CIO and provides regular updates to the Incident Notification Committee and senior management. In addition, we engage external cybersecurity consultants and specialists, as needed, to support risk assessments, penetration testing, and incident investigations.
Management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, and for establishing and maintaining processes designed to ensure that such risks are appropriately monitored and mitigated. These processes include continuous network monitoring, vulnerability assessments, incident response planning, and implementation of cybersecurity controls and technologies.
With respect to relevant expertise, our IT head / CIO has extensive experience in information technology management, including oversight of cybersecurity programs in various industries. In addition, members of our cybersecurity team possess relevant technical expertise in areas such as network security, system architecture, threat intelligence, and incident response, and may hold industry-recognized Certified Information Systems Security Professional (CISSP) and Systems Security Certified Practitioner (SSCP), Certified Ethical Hacker (CEH) and ISO27001 certifications.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this annual report at pages F-1 through F-30.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

2.1	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the SEC on June 9, 2005).

2.2	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (file no. 333-125801) filed with the SEC on December 5, 2013).

2.3	Silicon Motion Technology Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8 filed with the SEC on June 11, 2015).

2.4	Silicon Motion Technology Corporation 2025 Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form S-8 filed with the SEC on June 4, 2025).

2.5	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).

4.1	Agreement and Plan of Merger, dated as of May 5, 2022, by and among the Company, MaxLinear and Merger Sub (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed with the SEC on May 6, 2022).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).

11.1*	Silicon Motion Technology Corporation Insider Trading and Investor Communications Policy.

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

23.1*	Consent of Deloitte & Touche.

97.1	Silicon Motion Technology Corporation Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).

Exhibit Number	Description

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101.

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Wallace C. Kou
Wallace C. Kou, President and Chief Executive Officer

Date: April 30, 2026

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Silicon Motion Technology Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter Description
The Company’s inventories are stated at the lower of cost or net realizable value. Cost is determined on standard basis and adjusted to the approximate weighted-average cost at the balance sheet date. The Company adjusts the inventory carrying value to the lower of weighted-average cost or the estimated net realizable value after completing ongoing reviews of estimated obsolescence or unmarketable inventory based upon the timing of the introduction of new products and the quantities remaining of old products. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of sales. As of December 31, 2025, the Company’s net inventory balance was $421,798 thousand.
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
April 30, 2026
We have served as the Company’s auditor since 1999.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	December 31
	2024	2025
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	276,068	201,842
Accounts receivable, net	233,744	211,546
Inventories	199,229	421,798
Restricted assets-current	54,645	71,297
Prepaid expenses and other current assets	31,187	36,885

Total current assets	794,873	943,368
Long-term investments	17,326	29,676
Property and equipment, net	188,398	218,966
Deferred income tax assets, net	8,878	9,051
Operating lease assets	14,674	13,195
Other assets	7,187	8,463

Total assets	1,031,336	1,222,719

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	17,773	34,745
Income tax payable	13,107	22,426
Refund liabilities	5,968	6,012
Accrued expenses and other current liabilities	162,656	276,340

Total current liabilities	199,504	339,523
Other long-term liabilities	59,548	52,459

Total liabilities	259,052	391,982

Commitments and Contingencies (Note 15)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 134,764 thousand shares in 2024 and 134,245 thousand shares in 2025	1,348	1,342
Additional paid-in capital	337,975	359,927
Accumulated other comprehensive income	338	1,339
Retained earnings	432,623	468,129

Total shareholders’ equity	772,284	830,737

Total liabilities and shareholders’ equity	1,031,336	1,222,719

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings Per Share)

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
NET SALES	639,142	803,552	885,627
COST OF SALES	368,752	434,787	458,118

GROSS PROFIT	270,390	368,765	427,509

OPERATING EXPENSES
Research and development	174,357	217,822	262,718
Sales and marketing	26,920	27,450	34,383
General and administrative	27,923	31,354	37,371
Loss from settlement of litigation	1,312	1,250	—

Total operating expenses	230,512	277,876	334,472

OPERATING INCOME	39,878	90,889	93,037

NON-OPERATING INCOME (EXPENSES)
Unrealized holding gain on investment	8,002	543	18,400
Gain from disposal of long-term investment	—	58	21,076
Interest income	12,246	14,528	9,663
Foreign exchange gain (loss), net	914	1,391	(2,067)
Other income	8	—	18

Total non-operating income (expenses)	21,170	16,520	47,090

INCOME BEFORE INCOME TAX	61,048	107,409	140,127
INCOME TAX EXPENSE	8,175	18,160	17,492

NET INCOME	52,873	89,249	122,635

EARNINGS PER ORDINARY SHARE:
Basic	0.40	0.66	0.91

Diluted	0.40	0.66	0.91

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	133,413	134,570	134,312

Diluted (Thousands)	133,879	134,888	134,718

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	1.59	2.65	3.65

Diluted	1.58	2.65	3.64

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	33,353	33,642	33,578

Diluted (Thousands)	33,470	33,722	33,679

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
NET INCOME	52,873	89,249	122,635

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	(1,694)	(815)	1,001
Change in deferred pension gain	252	—	—

OTHER COMPREHENSIVE INCOME (LOSS)	(1,442)	(815)	1,001

TOTAL COMPREHENSIVE INCOME	51,431	88,434	123,636

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Thousands, Except Per Share Data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders’ Equity

	Shares	Amount
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2023	132,216	1,322	303,564	2,595	425,120	—	732,601
Net income	—	—	—	—	52,873	—	52,873
Other comprehensive loss	—	—	—	(1,442)	—	—	(1,442)
Stock-based compensation expenses	—	—	17,547	—	—	—	17,547
Issuance of ordinary shares upon exercise of restricted stock units	1,460	15	(61)	—	—	—	(46)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(66,837)	—	(66,837)

BALANCE, DECEMBER 31, 2023	133,676	1,337	321,050	1,153	411,156	—	734,696
Net income	—	—	—	—	89,249	—	89,249
Other comprehensive loss	—	—	—	(815)	—	—	(815)
Stock-based compensation expenses	—	—	16,956	—	—	—	16,956
Issuance of ordinary shares upon exercise of restricted stock units	1,088	11	(31)	—	—	—	(20)
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(67,782)	—	(67,782)

BALANCE, DECEMBER 31, 2024	134,764	1,348	337,975	338	432,623	—	772,284
Net income	—	—	—	—	122,635	—	122,635
Other comprehensive income	—	—	—	1,001	—	—	1,001
Stock-based compensation expenses	—	—	26,283	—	—	—	26,283
Issuance of ordinary shares upon exercise of restricted stock units	1,186	11	(32)	—	—	—	(21)
Share repurchase	—	—	—	—	—	(24,312)	(24,312)
Treasury stock retired	(1,705)	(17)	(4,299)	—	(19,996)	24,312	—
Dividends declared (US$0.50 per ordinary share)	—	—	—	—	(67,133)	—	(67,133)

BALANCE, DECEMBER 31, 2025	134,245	1,342	359,927	1,339	468,129	—	830,737

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	52,873	89,249	122,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,810	25,331	30,174
Loss on modification of lease	230	—	—
Unrealized holding gain on investment	(8,002)	(543)	(18,400)
Stock-based compensation	17,547	16,956	26,283
Gain from disposal of long-term investment	—	(58)	(21,076)
Loss (gain) on disposal of property and equipment	(215)	7	108
Deferred income taxes	428	(422)	(173)
Changes in operating assets and liabilities:
Accounts receivable	11,404	(39,043)	22,198
Inventories	72,127	4,870	(215,175)
Prepaid expenses and other current assets	(6,563)	(1,842)	(13,091)
Other assets	(7)	(951)	(20)
Notes and accounts payable	19,563	(37,813)	16,972
Refund liabilities	(3,142)	2,639	44
Accrued expenses and other current liabilities	(1,634)	12,798	107,871
Lease liabilities	712	(638)	588
Income tax payable	(34,570)	5,563	9,319
Other liabilities	6,522	992	(6,897)

Net cash provided by operating activities	149,083	77,095	61,360

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investments	—	(4,173)	—
Proceeds from disposal of long-term investments	—	4,432	27,575
Purchase of property and equipment	(50,313)	(44,351)	(55,065)
Proceeds from disposal of properties	1,228	3	87

Net cash used in investing activities	(49,085)	(44,089)	(27,403)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(16,690)	(67,255)	(67,200)
Share repurchase	—	—	(24,312)

Net cash used in financing activities	(16,690)	(67,255)	(91,512)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	83,308	(34,249)	(57,555)
EFFECT OF EXCHANGE RATE CHANGES	(1,373)	(408)	303
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	287,055	368,990	334,333

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	368,990	334,333	277,081

SUPPLEMENTAL INFORMATION
Income taxes paid	36,316	10,111	16,713

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Unpaid purchase of property and equipment included in accounts payable and accrued liabilities	4,301	4,681	10,827

Dividend declared included in accrued expenses and accrued liabilities	50,147	50,665	50,470

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
On July 26, 2023, the Company and MaxLinear received antitrust approval from the State Administration for Market Regulation of the People’s Republic of China (“SAMR Approval”). Shortly after receiving SAMR Approval, the Company received notice from MaxLinear of its purported termination of the Merger Agreement. MaxLinear did not provide any factual basis for its purported termination, and the Company believes its actions constituted a willful and material breach of the Merger Agreement. The Company has filed a claim in the Singapore International Arbitration Centre (the “SIAC”), which is the venue for dispute resolution under the Merger Agreement, and is currently pursuing payment of the termination fee of $160 million, together with further substantial damages, interest and costs. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential. See Note 15 for more information on legal matters related to the termination of the Merger Agreement.
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
Historically, a relatively small number of customers have accounted for a significant portion of our net sales. Sales to three customers in 2023
,
four customers in 2024, and four customers in 2025 each accounted for 10% or more of our net revenue, representing 45%, 57% and 58% of our net sales in 2023, 2024 and 2025, respectively. In 2023, the significant customer
s
were SK Hynix, Micron and AFASTOR. In 2024, they were Micron, Kioxia, PHISEMI and AFASTOR. In 2025, they were PHISEMI, Kioxia, AFASTOR and Micron. The Company’s top ten customers in 2023, 2024 and 2025 accounted for approximately 75%, 84% and 82% of net sales, respectively.
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

The tables below set forth, by level, the Company’s assets and liabilities that are measured at fair value on a recurring basis. The tables do not include assets and liabilities that are measured at historical cost or any basis other than fair value:

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	$29,676	—	—	$29,676

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	$10,826	—	—	$10,826
The carrying value of investments in
non-marketable
equity securities recorded to fair value on a
non-recurring
basis is adjusted for observable transactions for identical or similar investments of the same issuer or for impairment. These securities relate to equity investments in privately-held companies. These items measured at fair value on a non-recurring
basis are classified as Level 3 in the fair value hierarchy because the value is estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights and obligations of the securities held. As of December 31, 2024 and 2025, non-marketable
equity investments had a carrying value of $6,500 thousand and nil, respectively, and are included in long-term investments on the Company’s consolidated balance sheets.
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
Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings — 25 to 50 years; machinery and equipment — 2 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 6 years. Land is not depreciated. Depreciation and amortization expense on property and equipment were approximately US$21,810 thousand, US$25,331 thousand and US$30,174 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.
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
Other long-term liabilities
Other long-term liabilities primarily consist of deposit
s
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
The Company provides warranty for its products. Warranty returns have been infrequent and relate to defective or off-specification
parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. For the years ended December 31, 2023, 2024 and 2025, the Company did not experience significant costs associated with warranty returns.
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
In 2024, the Company entered into an agreement with the Government of Taiwan pursuant to which the grants contribute up to US$13.3 million to support the development of our advanced PCIe Gen 6 enterprise SSD controller. The government grant is conditional upon meeting the applicable development milestones and is subject to review and approval by the relevant government authorities. The development program is expected to span approximately three years. During the year ended December 31, 2024 and 2025
,
grants offset against research and development expenses were US$
2,987 thousand and US$728 thousand, respectively.
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

Comprehensive Income (Loss)
Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner
sources. The following table presents the components of accumulated other comprehensive income (loss) as of December 31, 2023, 2024 and 2025:

	Year Ended December 31, 2023			Year Ended December 31, 2024			Year Ended December 31, 2025
	US$			US$			US$
	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)	Foreign currency items	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Beginning balance	3,917	(1,322)	2,595	2,223	(1,070)	1,153	1,408	(1,070)	338
Current-period change	(1,694)	252	(1,442)	(815)	—	(815)	1,001	—	1,001

Ending balance	2,223	(1,070)	1,153	1,408	(1,070)	338	2,409	(1,070)	1,339

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
Earnings Per Share
Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive shares of ordinary shares outstanding during the period. Dilutive shares outstanding include unvested restricted stock units (“RSUs”). Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The effect of dilutive securities of restricted stock units were 466 thousand shares (117 thousand ADSs), 318 thousand shares (80 thousand ADSs) and 406 thousand shares (101 thousand ADSs) for the years ended December 31, 2023, 2024 and 2025, respectively.
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
Recent Accounting Pronouncements
Accounting Pronouncements Recently Adopted
In December 2023, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU),
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures
(“ASU
2023-09”).
Under
ASU 2023-09,
entities are required to uniformly classify and present greater disaggregation of information in the rate reconciliation and income taxes paid. ASU
2023-09
is intended to benefit investors by improving the transparency and decision usefulness of income tax disclosures. The new standard is effective for annual periods beginning after December 15, 2024. The Company adopted ASU
2023-09
effective January 1, 2025. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.
Accounting Pronouncements Not Yet Effective
In October 2023, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU),
ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative
, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation
S-X
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
In November 2024, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU),
ASU
2024-03,
Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses
, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change or remove existing expense disclosure requirements. The ASU also does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued
ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date
, to clarify the effective date of ASU
2024-03.
This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the provisions of the amendments and the effect on its future consolidated financial statements.
In July 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU),
ASU
2025-05,
Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in this ASU should be applied prospectively. The amendments will be effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal periods. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.

In December 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU),
ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
, which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. The amendments are effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal periods. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.
In December 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU),
Interim Reporting (Topic 270): Narrow-Scope Improvements
, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments are effective for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.
In December 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU),
ASU 2025-12
,
Codification Improvements
, as part of the standing project on its agenda to make improvements to the Codification in response to feedback from stakeholders. The amendments make Codification updates to a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.
3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31
	2024	2025
	US$	US$
Cash and deposits in bank	29,386	54,964
Time deposits	246,682	143,375
Repurchase agreements	—	3,503

Total cash and cash equivalents	276,068	201,842
Restricted cash	58,265	75,239

	334,333	277,081

As of December 31, 2025 and 2024, restricted cash of US$71,297 thousand and US$54,645 thousand was classified as restricted assets-current, and US$3,942 thousand and US$3,620 thousand was classified as other assets, respectively.

4. ACCOUNTS RECEIVABLE

	December 31
	2024	2025
	US$	US$
Trade accounts receivable	233,749	211,547
Allowance for doubtful accounts	(5)	(1)

	233,744	211,546

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
Allowances for doubtful accounts
Balance, beginning of year	569	20	5
Additions (reversals) charged to expense, net	(549)	(15)	(4)

Balance, end of year	20	5	1

5. INVENTORIES
The components of inventories are as follows:

	December 31
	2024	2025
	US$	US$
Finished goods	51,118	71,821
Work in process	59,267	177,661
Raw materials	88,844	172,316

	199,229	421,798

The Company wrote down US$7,920 thousand and US$6,120 thousand and US$1,360 thousand in 2023, 2024 and 2025, respectively, for obsolete or unmarketable inventory.
6. LONG-TERM INVESTMENTS
As of December 31, 2024 and 2025, the Company held equity investments in several privately-held and listed companies with the carrying value as follows:

	Percentage of Ownership		December 31
	2024	2025	2024	2025
			US$	US$
Non-marketable equity securities:
Cashido Corp. (Cashido)	0%	0%	—	—
Vastview Technology, Corp. (Vastview)	0%	0%	—	—
Kinara, Inc (Kinara)	12%	0%	6,500	—

			6,500	—
Marketable equity securities:
BIWIN Storage Technology Corp. (BIWIN)	0%	0%	6,034	11,432
Shenzhen Techwinsemi Technology Corp (TWSC)	0%	0%	4,792	18,244

			17,326	29,676

In June 2018, the Company invested US$
3,000
 thousand in the preferred stock of Kinara which is accounted for under the cost method. Kinara, previously known as Deep Vision, is a developer of low-power
deep-learning processors. In March 2020 and May 2021, the Company invested US$
2,000
 thousand and US$
1,500
 thousand, respectively, in the preferred stock of Kinara. In November 2025, the Company disposed all of Kinara and recognized a disposal gain of US$
21,076
 thousand.
In July 2021, the Company invested US$
2,041

thousand in the common stock of BIWIN, which is a leading module maker in China focusing on solid state storage devices. BIWIN is one of our customers and was listed on the Science and Technology Innovation Board of Shanghai Stock Exchange in December 2022. In the fourth quarter of 2024, the Company disposed of common stock of BIWIN with a carry value of US$4,374 thousand and recognized a disposal gain of US$58 thousand. For the years ended December 31, 2023, 2024 and 2025, the Company recorded an unrealized holding gain of US$
8,002
 thousand,
an
unrealized holding loss US$

 thousand, and
an
unrealized holding gain US$
5,204
 thousand, respectively, related to BIWIN.
In December 2024, the Company invested US$4,173 thousand in the common stock of TWSC, which is a leading module maker in China focusing on solid state storage devices and is one of our customers and was listed on the Science and Technology Innovation Board of Shenzhen Stock Exchange in 2022. The Company had unrealized holding gains of US$619 thousand and US$13,196 thousand for the year ended December 31, 2024 and 2025, respectively.
7. PROPERTY AND EQUIPMENT

	December 31
	2024	2025
	US$	US$
Cost:
Land	67,640	67,640
Buildings	28,507	95,481
Machinery and equipment	75,326	85,851
Furniture and fixtures	9,506	12,707
Leasehold and buildings improvement	9,590	33,707
Software	69,854	82,403

Total	260,423	377,789

Accumulated depreciation:
Buildings	7,172	8,347
Machinery and equipment	51,791	61,433
Furniture and fixtures	7,148	6,635
Leasehold and buildings improvement	6,488	6,226
Software	62,680	76,943

	135,279	159,584
Prepayment and construction in progress	63,254	761

	188,398	218,966

In October 2023, the Company disposed of its office building in Taipei, Taiwan, recognizing a gain of US$594 thousand for the year ended December 31, 2023.
As of December 31, 2024 and 2025, the Company’s Shanghai office building had net carrying values of US$8,655 thousand and US$8,636 thousand, respectively, with US$2,354 thousand and US$782 thousand leased out.
In September 2018, the Company acquired land in Hsinchu, Taiwan, for US$58,931 thousand to construct its Taiwan headquarters. Construction of the building commenced in January 2021 and was completed in 2025. Upon completion, the building was capitalized at a total cost of US$67,038 thousand.

8. REFUND LIABILITIES
Estimated sales returns and other allowances are made and adjusted based on historical experience and the consideration of varying contractual terms.
The changes in the refund liabilities are summarized as follows:

	Year Ended December 31
	2024	2025
	US$	US$
Refund liabilities
Balance, beginning of year	3,329	5,968
Additions	5,209	1,838
Actual sales return and discount	(2,570)	(1,794)

Balance, end of year	5,968	6,012

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2024	2025
	US$	US$
Wages and bonus	45,478	65,718
Dividends	51,365	51,298
License fees and royalties	9,739	12,801
Research and development payable	10,733	14,996
Fixture	1,450	3,558
Lease liabilities – current portion	2,528	2,586
Equipment	2,308	4,218
Professional fees	11,316	6,484
Contract liabilities	5,032	82,117
Construction payment due	2,373	6,610
Others	20,334	25,954

	162,656	276,340

Contract liabilities are comprised of deferred revenue and reflect the Company’s obligation to transfer goods or services primarily to a customer for which the Company has received consideration. The amount of revenue recognized during the year ended December 31, 2025, that was included in deferred revenue balance at December 31, 2024 was not material.
As of the end of the reporting period, certain performance obligations associated with contracts remain unsatisfied or only partially satisfied. The Company has elected the practical expedient and does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.
10. PENSION PLAN
SMI Taiwan, the Company’s largest operating company, is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “New Act”), which became effective on July 1, 2005, and the pension mechanism under the New Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 (the “Old Act”) could choose to be subject to the pension mechanism under the New Act or continue to be subject to the pension mechanism under the Old Act. For those employees who were subject to the Old Act and still work for the Company after July 1, 2005 and have chosen to be subject to the Old Act, their seniority as of July 1, 2005
remained
. The New Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary. According to the New Act, SMI Taiwan made monthly contributions and recognized pension costs of US$3,369 thousand, US$3,542 thousand and US$4,386 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.
11. INCOME TAXES
Income Tax Provision
Income before income tax is comprised of the following:

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
Cayman	(17,082)	(5,305)	(21,802)
Income recorded in Hong Kong	23,741	34,983	14,208
Income from other foreign operations	54,389	77,731	147,721

Income before taxes	61,048	107,409	140,127

The components of income tax provision (benefit) were as follows:

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
Current taxes:
Hong Kong taxes — current	3,983	5,428	1,728
Foreign taxes — current	3,764	13,154	15,937

Total current taxes	7,747	18,582	17,665
Deferred taxes:
Hong Kong taxes — deferred	—	—	—
Foreign taxes — deferred	428	(422)	(173)

Total deferred taxes	428	(422)	(173)

Income tax expense	8,175	18,160	17,492

Effective tax rate	13.4%	16.9%	12.5%
Effective Tax Rate Reconciliation
The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a prospective basis. The Company consists of a Cayman Islands parent company with various foreign and U.S. subsidiaries. Under the current laws of Cayman Islands, the Company is not subject tax on its income. The Company conducts its core business activities across East Asia, including China, Hong Kong, Macau, and Taiwan. The Hong Kong statutory income tax rate of
16.5%
reflects the Company’s economic and administrative center and most closely approximates the Company’s effective tax rate across its principal operating jurisdictions. While applicable statutory tax rates vary among these jurisdictions and may be subject to preferential regimes or adjustments, management believes that the Hong Kong statutory income tax rate provides the most representative measure of the Company’s overall tax profile. Accordingly, for purposes of reconciling statutory tax rate to effective income tax rate pursuant to ASU 2023-09, the Company has evaluated and determined to apply Hong Kong statutory tax rate of 16.5%, starting from 2025. The statutory tax rates in the jurisdictions the Company operates range from
12% to 21%. For the year ended December 31, 2025, the Company’s effective tax rate was 12.5%, a decrease from 13.4% and 16.9% in 2023 and 2024, respectively,

primarily due to changes in the proportional income earned by operations in key jurisdictions. Effective tax rates in each jurisdiction are generally lower than statutory rates due to tax credits for research and development and other tax incentive programs and are
determined by different government policies in each of the jurisdictions where the Company operates.
A reconciliation of the Hong Kong statutory rate of 16.5% to the Company’s effective tax rate for the year ended December 31, 2025 was as follows :

	2025
	US$	%
Tax at Hong Kong Statutory Rate	23,121	16.5
Other Jurisdiction Tax Effects
Cayman Islands
Statutory tax rate difference between Hong Kong and Cayman Islands	(3,482)	(2.5)
Nontaxable or nondeductible items	7,078	5.1
Other	290	0.2
Macau
Statutory tax rate difference between Hong Kong and Macau	(2,075)	(1.5)
Other	(131)	(0.1)
China
Statutory tax rate difference between Hong Kong and China	3,154	2.3
Tax Credits	(4,825)	(3.4)
Changes in Valuation Allowances	762	0.5
Other	(202)	(0.1)
U.S.
Statutory tax rate difference between Hong Kong and U.S.	(1,855)	(1.3)
Changes in Valuation Allowances	2,589	1.9
Other	31	0.0
Other Foreign Jurisdictions
Statutory tax rate difference between Hong Kong and Other Foreign Jurisdictions	1,046	0.8
Other	638	0.5
Changes in Unrecognized Tax Benefits	(8,647)	(6.2)

Provision for income taxes and effective tax rate	17,492	12.5

A reconciliation of the Company’s income tax expense at Cayman statutory rate and provision for income tax prior to adoption of ASU 2023-09 is shown below:

	2023	2024
	US$	US$
Tax expense at Cayman statutory rate	—	—
Differences between Cayman and other statutory tax rates	9,979	16,107
Permanent differences	206	365
Temporary differences	(1,614)	(2,703)
Alternative minimum tax	1	1
Income tax on undistributed earnings	—	193
Net changes in income tax credit	(205)	(101)
Net changes in valuation allowance of deferred income tax assets	3,260	5,014
Net operating loss carryforwards	(1,805)	497
Liabilities related to unrealized tax benefits	5,482	(42)
Adjustment of prior years’ taxes and others	(7,129)	(1,171)

Income tax expense	8,175	18,160

Income Taxes Paids
The following table presents income taxes paid, net of refunds received, for the year ended December 31, 2025.

Year ended December 31, 2025
US$
Hong Kong	5,729
Macau	10,078
Others	906

Total income tax paid, net of refunds	16,713

Deferred and Current Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.
Significant components of our deferred tax assets (liabilities) at the end of each period are as follows:

	December 31
	2024	2025
	US$	US$
Stock-based compensation	1,520	3,090
Allowance for sales return	1,024	472
Inventory reserve	3,122	1,939
Foreign currency translation	(126)	7
Property and equipment	(628)	(568)
Investment tax credits	3,596	3,603
Net operating loss carryforwards	21,607	24,636
Others	6,563	7,228
Valuation allowance	(27,800)	(31,356)

Net deferred tax assets	8,878	9,051

The valuation allowance shown in the table above relates to net operating loss carryforwards, tax credits and temporary differences for which the Company believes that realization is uncertain. Valuation allowance increased by US$4,680 thousand and US$3,556 thousand for the year ended December 31,
2024 and
2025, respectively. The increase in valuation allowance in 2024 and 2025 had been based on all information that is currently available
, particularly the earnings history and forecasts of future taxable income in each respective jurisdiction.
As of December 31, 2025, the Company’s U.S. federal net operating loss carryforwards for federal income tax purposes were approximately US$23,605 thousand as of December 31, 2025, expiring at various times starting from 2026 through 2037 for federal losses generated through December 31, 2017, if not utilized. As a result of the U.S. Tax Cuts and Jobs Act (TCJA), all federal net operating losses of US$27,848 thousand that are generated beginning January 1, 2018 and beyond will carryforward indefinitely.
As of December 31, 2025, the Company’s U.S. federal and state research and development tax credit carryforwards for federal and state income tax purposes were approximately US$2,205 thousand and US$1,398 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire starting in 2045, while the state tax credit carryforward has no
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
As of December 31, 2025, the Company had accumulated undistributed earnings from a foreign subsidiary of US$569 million. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Unrecognized Tax Benefit
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
Balance, beginning of year	37,105	43,764	43,584
Increases in tax positions taken in current year	16,054	4,376	6,328
Decrease in tax position taken in prior year primarily related to the resolution of tax audit	(9,395)	(4,556)	(14,654)

Balance, end of year	43,764	43,584	35,258

At December 31, 2025, the Company had US$35,258 thousand of unrecognized tax benefits that if recognized would affect the effective tax rate. For the year ended December 31, 2023 the total amount of interest expense and penalties related to uncertain tax positions recorded in the provision for income tax expense was approximately US$1,072 thousand. For the years ended December 31, 2024 and 2025, the Company derecognized approximately US$1,053 thousand and US$ 465 thousand, respectively
,
for the interest expense and penalties
previously
accrued because of a lapse in the statute of limitations. The total amount of accrued interest and penalties recognized as of December 31, 2024 and 2025 was US$6,797 thousand and US$6,332 thousand, respectively. The Company does not expect uncertain tax positions to change in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.
The Company files income tax returns in the U.S. and foreign jurisdictions. The following table summarizes the Company’s major jurisdictions and tax years that remain subject to examination by tax authorities as of December 31, 2025:

Tax Jurisdiction	Tax Years
China	2022 and onward
Hong Kong	2022 and onward
Taiwan	2020 and onward
United States	2020 onward

12. SHAREHOLDERS’ EQUITY
Dividends
The Company’s quarterly dividends are as follows:

	2023		2024		2025
	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)
First quarter	$—	$—	$0.1250	$16,841	$0.1250	$16,988
Second quarter	—	—	0.1250	16,843	0.1250	16,779
Third quarter	—	—	0.1250	16,844	0.1250	16,781
Fourth quarter	0.1250	16,708	0.1250	16,846	0.1250	16,781

		$16,708		$67,374		$67,329

On November 2, 2015, the board of directors adopted a policy to declare the annual dividend to be paid in four quarterly installments. On October
 30, 2023, October
 28, 2024 and October 27, 2025, the board of directors declared annual dividends of US$2.0
, US$2.0

and US$2.0 per ADS, equivalent to US$0.5
, US$0.5

and US$0.5 per common share, to be paid in four quarterly installments. Future dividends, if any, will be declared by and subject to the discretion of the Company’s board of directors.
Share Repurchase
On February 6, 2025, the board of directors of the Company authorized the repurchase of up to US$50 million of the Company’s ADSs over a
6-month
period.
For the year ended December 31, 2025, the Company repurchased 426 thousand ADSs at a total cost of US$24,312 thousand. The weighted average purchase price per ADS repurchased was US$57.04. The authorized repurchase program was completed in August 2025.
13. EQUITY INCENTIVE PLAN
2015 Equity
Incentive
Plan and 2025 Equity
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
On June 4, 2025, the Company adopted its 2025 Equity Incentive Plan (“the 2025 Plan”). The 2025 Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to employees (including officers), directors and consultants. The 2025 Plan reserved 20,000 thousand shares of ordinary shares for issuance upon exercise of stock options and restricted stock units.

Restricted Stock Units Activity
The following is a summary of the 2015 Plan and the 2025 Plan, which includes restricted stock units:

Unit (in Thousands)
Available for grant at January 1, 2023	9,580
Restricted stock units granted	(624)
Restricted stock units forfeited	51
Available for grant at December 31, 2023	9,007
Restricted stock units granted	(1,225)
Restricted stock units forfeited	18

Available for grant at December 31, 2024	7,800
Authorized-2025 Plan	20,000
Terminated-2015 Plan	(7,749)
Restricted stock units granted	(1,460)
Restricted stock units forfeited	24

Available for grant at December 31, 2025	18,615

The related tax effect for stock-based compensation benefit (expense) were US$(178) thousand, US$173 thousand and US$(105) thousand for 2023, 2024 and 2025, respectively. The related tax benefit from stock-based compensation expense for restricted stock units exercised during 2023, 2024 and 2025 was US$4,925 thousand, US$3,073 thousand and US$3,490 thousand, respectively. The related tax effect was determined using applicable tax rates.
Restricted Stock Units
A summary of the status of restricted stock units and changes is as follows:

	Number of Non-vested Stock Units (in Thousands)	Weighted Average Grant Date Fair Value (US$)	Weight Average Remaining Recognition Period (Years)
Non-vested at January 1, 2023	1,977	17.89	0.66
Restricted stock units granted	624	13.51
Restricted stock units vested	(1,460)	18.36
Restricted stock units forfeited	(51)	16.38

Non-vested at December 31, 2023	1,090	15.00	0.13
Restricted stock units granted	1,225	15.68
Restricted stock units vested	(1,089)	14.94
Restricted stock units forfeited	(18)	15.26

Non-vested at December 31, 2024	1,208	15.68	0.25
Restricted stock units granted	1,460	19.51
Restricted stock units vested	(1,186)	15.63
Restricted stock units forfeited	(24)	19.44

Non-vested at December 31, 2025	1,458	19.46	0.29

As of December 31, 2025, there was US$6,873 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan and the 2025 Plan.

Stock-based Compensation Expense
The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the years ended December 31, 2023, 2024 and 2025.

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
Cost of sales	406	311	411
Research and development	11,709	11,284	17,874
Sales and marketing	1,858	1,954	3,428
General and administrative	3,574	3,407	4,570

	17,547	16,956	26,283

14. LEASE
Operating Leases
The Company entered into various operating lease agreements, which consist of real property and office equipment with lease periods expiring between fiscal years 2025 and 2033. The Company recognized leased assets in operating lease assets of US$14,674 and US$13,195 thousand and corresponding accrued expenses and other current liabilities of US$2,528 and US$2,586 thousand, and other long-term liabilities
of US$12,413 and US$11,464 thousand, as of December 31, 2024 and 2025, respectively. The weighted average remaining lease term was 7.79 years and 6.94 years, and the weighted average discount rate was 2.49% and 2.43% as of December 31, 2024 and 2025, respectively.
The maturities of the operating lease liabilities as of December 31, 2025, were as follows:

Operating Lease Obligations
Fiscal Year:
2026	$2,887
2027	2,308
2028	1,788
2029	1,698
2030	1,698
2031 and thereafter	4,813

Total	15,192
Less imputed interest	1,142

Present value of lease liabilities	14,050
Less operating lease liabilities-current	2,586

Long-term operating lease liabilities	$11,464

Operating lease expenses for the years ended December 31, 2023, 2024 and 2025 are US$5,261 thousand, US$4,339 thousand, and US$4,165 thousand, respectively. For the supplemental cash flow information related to lease, the cash paid for amounts included in the measurement of operating lease liabilities was US$3,825 thousand, US$2,569 thousand and US$2,687 thousand for the year ended December 31, 2023, 2024 and 2025, respectively. The Company recognized right-of-use
assets of US$13,823 thousand, US$3,198 thousand, and US$189 thousand upon entering into operating lease arrangements for the years ended December 31, 2023, 2024, and 2025, respectively.

15. COMMITMENTS AND CONTINGENCIES
Office Building Construction
On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei and we entered into a property development agreement in May 2021, pursuant to which it delivered a performance bond secured by a certificate of deposit. The agreement requires completion of construction within three years after obtaining the construction license. The project broke ground in April 2026, and the remaining performance bond of US$2,504 thousand will be released upon completion of construction. The total development cost is estimated at approximately US$
101 million, and completion of the project is expected by the end of 2029.
Litigation
On October 5, 2023, the Company filed a claim in the SIAC against MaxLinear for breaching the Merger Agreement. In the arbitration, the Company is seeking payment of the termination fee of US$160 million, together with further substantial damages, interests, and costs. Following hearings were conducted in October 2025 and March 2026, the arbitration proceedings have concluded, and the parties are awaiting the issuance of the final award. If the Company succeeds in its claims, MaxLinear will likely be ordered to pay the Company’s legal fees and the costs of the arbitration. If the Company does not succeed in some or all of its claims and/or in defending the counterclaim, it may be ordered to pay some or all of MaxLinear’s legal fees and the costs of the arbitration. The quantum of the legal fees and costs to be paid by either party will be decided by the tribunal. No assurance can be given that if an award is granted in the Company’s favor, that the award can be collected or that the Company will not be required to take further measures to be able to collect the award. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.
On August 31, 2023, the Company ADS holder (the “Plaintiff”) filed a putative class action complaint in the United States District Court for the Southern District of California, captioned Water Island Event-Driven Fund v. MaxLinear, Inc., No.
23-cv-01607
(S.D. Cal.), asserting claims against MaxLinear and two of its officers (the “MaxLinear Defendants”) for alleged violations of (i) Section 10(b) of the Exchange Act and Rule
10b-5
promulgated thereunder and (ii) Section 20(a) of the Exchange Act, in connection with alleged false and misleading statements made by the MaxLinear Defendants between June 6, 2023 and July 26, 2023 concerning MaxLinear’s intent to consummate the Merger Agreement. On August 28, 2024, the court dismissed the complaint against the MaxLinear Defendants without prejudice for lack of standing. On September 18, 2024, the Plaintiff filed an amended complaint against the MaxLinear Defendants, and also added Silicon Motion and two of our officers, Messrs. Kou and Lai (the “Silicon Motion Defendants”), asserting substantially similar claims under the Exchange Act. The complaint seeks compensatory damages, including interest, costs and expenses, and such other equitable or injunctive relief that the court deems appropriate. The Silicon Motion Defendants filed a motion to dismiss the amended complaint on November 25, 2024, as did the MaxLinear Defendants. The U.S. District Court granted the Silicon Motion Defendants’ motion to dismiss all claims asserted against them with prejudice on July 15, 2025. The Plaintiff has appealed the dismissal of their claims to the United States Court of Appeals for the Ninth Circuit on August 8, 2025. The Silicon Motion Defendants believe that the claims asserted against them are without merit and intend to continue to defend themselves vigorously on appeal.
16. SEGMENT AND GEOGRAPHIC INFORMATION
The Company is the global leader and pioneer in developing NAND flash controllers for solid state storage devices. The Company currently operates as one reportable segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, who is directly involved in the Company’s operations and product development. The CODM is ultimately responsible for and actively involved in the allocation of resources and the assessment of the Company’s performance using consolidated net income reported on the consolidated statements of income, supplemented by revenue information disaggregated by geographic region and target customers. The measure of segment assets is reported on the consolidated balance sheet as total assets. The CODM uses consolidated net income to evaluate income generated in determining whether to reinvest profits in the segment or to deploy such profits for other purposes, such as acquisitions or share repurchases. Net income is also used to monitor budgeted results compared to actual performance. In addition, the CODM uses consolidated net income in competitive analyses by benchmarking the segment’s performance against that of the Company’s competitors. These competitive analyses, together with comparisons of budgeted and actual results, are used in assessing segment performance and in determining management and variable compensation. The Company’s organizational structure is functionally aligned with department heads and shared resources reporting directly to the CODM. The Company employs a highly integrated product development approach, with proprietary technologies utilized across multiple products and substantially all integrated circuits manufactured using similar processes. As a result, the Company operates as a single operating segment.
The following table presents selected financial information, including significant expenses and other expense information provided to CODM, with respect to the Company’s single
operating segment for the years ended December 31, 2023, 2024 and 2025:

	2023	2024	2025
	US$	US$	US$
Net sales	639,142	803,552	885,627
Less:
Product costs (1)	364,405	430,784	454,124
Stock-compensation and related payroll expense	142,156	154,831	203,305
Integrated Circuit design related costs	46,429	73,263	72,069
Depreciation and amortization	21,810	25,331	30,174
Income tax expense	8,175	18,160	17,492
Dispute related expenses	6,973	14,385	12,988
Other operating expenses (2)	17,490	14,069	19,930
Interest income	(12,246)	(14,528)	(9,663)
Other segment items (3)	(8,923)	(1,992)	(37,427)

Net income	52,873	89,249	122,635

(1)	Product costs primarily include material, labor and other product related costs, excluding the other categories above.

(2)	Other operating expenses primarily include facilities expenses, sales promotion expenses, professional service expenses and other expenses.

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
Long-lived assets (property and equipment, net) by geographic area are as follows:

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
Taiwan	155,334	177,335	208,415
China	11,118	10,369	10,006
Others	965	694	545

	167,417	188,398	218,966

The Company groups its products into two categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
Mobile Storage	632,813	796,365	877,195
Others	6,329	7,187	8,432

	639,142	803,552	885,627

Revenue is attributed to a geographic area based on the
bill-to
location and is summarized as follows:

	Year Ended December 31
	2023	2024	2025
	US$	US$	US$
China	229,037	331,664	495,107
Japan	36,431	143,130	123,870
Singapore	127,642	144,595	78,432
Taiwan	74,284	58,114	74,629
Korea	48,633	73,057	22,551
United States	55,504	13,019	7,966
Others	67,611	39,973	83,072

	639,142	803,552	885,627

Major customers representing at least 10% of net sales are as follows:

	Year Ended December 31
	2023		2024		2025
	US$	%	US$	%	US$	%
PHISEMI	*	*	107,407	13	216,456	24
Kioxia	*	*	119,727	15	105,704	12
AFASTOR	70,046	11	82,678	10	104,248	12
Micron	144,011	22	151,780	19	86,201	10
SK Hynix	75,836	12	*	*	*	*

*	Less than 10%